Form 20-F
period 2018-03-31
Canada Goose Holdings Inc.
filed 2018-06-15
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 31, 2018, 37,497,549 subordinate voting shares and 70,894,076 multiple voting shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Canada Goose Holdings Inc.

INTRODUCTION
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
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended March 31, 2018, 2017 and 2016 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
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
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:

•	our ability to implement our growth strategies;

•	our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this Annual Report, which include, but are not limited to, the following risks:

•	we may not open retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	we may be unable to remediate weaknesses in our internal controls over financial reporting;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our expansion into China and other new store openings;

•	the success of our marketing programs;

•	our ability to forecast our inventory needs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw material costs, interest rates and currency exchange rates.
Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in Section 3.D of this Annual Report on Form 20-F titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this Annual Report, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION

A.	Selected Financial Data
See the selected financial data disclosure included under Item 5. — “Operating and Financial Review and Prospects”.
Exchange Rate Information
We have published our financial statements in Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rate for U.S. dollars expressed in Canadian dollars, and the average exchange rate for the periods indicated. Averages for year-end periods are calculated by using the exchange rates on the last day of each full month during the relevant period and the last available exchange rate in March during the relevant fiscal year. These rates are based on the noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in preparation of our Annual Financial Statements or elsewhere in this Annual Report.
On June 8, 2018, the noon buying rate was US$1.00 = $1.2956.

Year Ended	Period Average Rate
March 31, 2014	$1.0580
March 31, 2015	$1.1471
March 31, 2016	$1.3128
March 31, 2017	$1.3149
March 31, 2018	$1.2829

Last Six Months	High Rate	Low Rate
December 2017	$1.2900	$1.2517
January 2018	$1.2534	$1.2293
February 2018	$1.2806	$1.2280
March 2018	$1.3096	$1.2822
April 2018	$1.2918	$1.2548
May 2018	$1.3027	$1.2761

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
A key element of our growth strategy is expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. As of March 31, 2018, our brand is sold in 38 countries through approximately 2,200 points of distribution. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our premium functional products as compared to traditional outerwear. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

Because our business is highly concentrated on a single, discretionary product category, premium outerwear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.
Our business is not currently diversified and consists primarily of designing, manufacturing and distributing premium outerwear and accessories. In fiscal 2018, our main product category across all seasons, our jackets, was made up of over 100 styles and comprised the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from retail spending for premium outerwear and accessories would also have a material adverse effect on our results of operations.
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
Many factors affect the level of consumer spending for discretionary items such as our premium outerwear and related products. These factors include general economic conditions, interest and tax rates, the availability of consumer credit, disposable consumer income, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our premium outerwear, tend to decline during recessionary periods when disposable income is lower. During our over 60-year history, we have experienced recessionary periods, but we cannot predict the effect on our sales and profitability. A downturn in the economy in markets in which we sell our products may materially harm our sales, profitability and financial condition.
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
We have expanded our operations rapidly since 2013 and have been developing a Direct-to-Consumer (“DTC”) channel with the launch of our 12 e-commerce stores since August of 2014, and the opening of our first six retail stores in Boston, Calgary, Chicago, London, New York City and Toronto and a retail store operated by our distribution partner in Tokyo. Our revenue increased from $290.8 million for fiscal 2016 to $591.2 million for fiscal 2018, a Compound Annual Growth Rate (“CAGR”) of 42.6%.
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
The countries in which we operate online stores may impose different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.
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
Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the sales contributed by our DTC channel. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.
Our indebtedness could adversely affect our financial condition.
As of March 31, 2018, we had repaid all borrowings outstanding under our Revolving Facility (as defined below), and had $97.8 million of unused commitments under our Revolving Facility, $146.6 million of term loans under our Term Loan Facility (as defined below), for total indebtedness of $146.6 million. Our debt could have important consequences, including:

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
In addition to our DTC strategy and the expansion of our geographic footprint, we are growing our business by expanding our product offerings. The principal risks to our ability to successfully carry out our plans to expand our product offering include:

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
Our products require high quality raw materials, including cotton, polyester, wool, down and coyote fur. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason could negatively impact our ability to fulfill orders and have an adverse impact on our financial results.
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
As of March 31, 2018, less than 23% of our employees are members of labour unions, and additional members of our workforce may become represented by unions in the future. The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
On November 22, 2017, the Ontario government passed the Fair Workplaces, Better Jobs Act, 2017, which includes broad ranging amendments to Ontario’s Employment Standards Act and Labour Relations Act. One such amendment is a raise of the statutory minimum wage from $11.60 per hour to $14 per hour on January 1, 2018, and to $15 per hour on January 1, 2019. Since we conduct a significant portion of our manufacturing in Ontario, this new legislation may materially increase our manufacturing costs. As the minimum wage increases, we may need to increase not only wages of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Further, if we fail to pay such higher wages, we could suffer increased employee turnover. We are currently evaluating the potential impact of this new legislation on our business, financial condition and results of operations.
We rely significantly on information technology systems for our distribution systems and other critical business functions, and are increasing our reliance on these functions as our DTC channel expands. Any failure, inadequacy, or interruption of those systems could harm our ability to operate our business effectively.
We rely on information systems to effectively manage all aspects of our business, including merchandise planning, manufacturing, allocation, distribution, sales and financial reporting. Our reliance on these systems, and their importance to our business, will increase as we expand our DTC channel and global operations. We rely on a number of third parties to help us effectively manage these systems. If information systems we rely on fail to perform as expected, our business could be disrupted. The failure of us or our vendors to manage and operate our information technology systems as expected could disrupt our business, result in our not providing adequate product, losing sales or market share, and reputational harm, causing our business to suffer. Any such failure or disruption could have a material adverse effect on our business.
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
We also have key relationships with national retail partners. For fiscal 2018, our largest Canadian wholesale customer accounted for 21.9% of our wholesale revenue in Canada, and our largest U.S. wholesale customer accounted for 21.9% of our wholesale revenue in the United States. If we lose any of our key retail partners, or if any key retail partner reduces their purchases of our existing or new products, or their number of stores or operations or promotes products of our competitors over ours, or suffers financial difficulty or insolvency, our sales would be harmed. The recent decline in the overall retail industry has been challenging for some of our retail partners and caused us to negotiate shortened payment terms and reduce credit limits with certain of our retail partners. If the overall retail environment continues to decline or if one or more of our retail partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
The majority of our sales are to retail partners, directly and through distributors.
The majority of our sales are made to retail partners, either directly or indirectly, through distributors, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our retail partners, and confirmed orders received from our retail partners may be difficult to enforce. Factors that could affect our ability to maintain or expand our sales to these retail partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products or product expansions; (c) unwillingness of our retail partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our retail partners; and (e) new, well-received product introductions by competitors.
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
We collect, process, maintain and use data, including sensitive information on individuals, available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving and increasingly demanding international, U.S., Canadian, European and other laws and enforcement trends. For example, the European Union recently adopted a comprehensive General Data Privacy Regulation (the "GDPR"), which became fully effective in May 2018. The GDPR requires companies to satisfy new requirements regarding the handling of personal and sensitive data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. Failure to comply with GDPR requirements could result in significant penalties. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business.
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
Our success is substantially dependent on the continued service of our senior management, including Dani Reiss, who is our President and Chief Executive Officer. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could result in harm to our customer and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.
We have not obtained key man life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.
We rely on payment cards to receive payments, and are subject to payment-related risks.
For our DTC sales, as well as for sales to certain retail partners, we accept a variety of payment methods, including credit cards, debit cards and electronic funds transfers. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements relating to payment card processing. This includes laws governing the collection, processing and storage of sensitive consumer information, as well as industry requirements such as the Payment Card Industry Data Security Standard (“PCI-DSS”). These laws and obligations may require us to implement enhanced authentication and payment processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards.

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
The presentation currency for our consolidated financial statements is the Canadian dollar. Because we recognize sales in U.S. dollars, Euros, British pounds and Swiss Francs, if any of these currencies weakens against the Canadian dollar it would have a negative impact on our local operating results upon translation of those results into Canadian dollars for the purposes of financial statement consolidation. Although we engage in short-term hedging transactions for a large portion of our foreign currency denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.
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
Political uncertainty and an increase in trade protectionism could have a material adverse effect on our business, results of operation and financial condition.
Recent events, including the U.S. presidential election and “Brexit” in the U.K., have resulted in substantial regulatory uncertainty regarding international trade and trade policy. We sell a significant portion of our products to customers outside of Canada and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business and consolidated financial statements. For example, the current U.S. administration has called for substantial changes to trade agreements, such as the North American Free Trade Agreement (“NAFTA”), has increased tariffs on certain goods imported into the United States and has raised the possibility of imposing significant, additional tariff increases. The announcement of unilateral tariffs on imported products by the U.S has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, including Canada, potentially resulting in a “trade war”. A “trade war” of this nature or other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the Canadian, U.S. or world economy or certain sectors thereof and, thus, to adversely impact our business.
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
Because of our international operations, which we are expanding as our DTC channel expands, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.
We source an increasingly significant portion of our products from outside Canada. The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments government officials for the purpose of obtaining or retaining business. While we take steps to ensure that our distributors, consultant and personnel comply with applicable law, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.
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
In connection with the audits of our consolidated financial statements for fiscal 2017 and 2018, we identified material weaknesses in our internal control over financial reporting. If we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and our reputation.
In connection with the audit of our consolidated financial statements for fiscal 2017 and 2018, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
As the Company experienced significant expansion of operations and revenue growth, we increased the number of personnel in our organization and specifically in our financial reporting team. Despite this progress, in fiscal 2018 we identified control deficiencies in aggregate that constitute a material weakness in four components of internal control as defined by COSO 2013 (Risk Assessment, Control Activities, Information and Communication, and Monitoring). Management determined it did not design and maintain effective controls over the following, each of which was deemed a material weakness in aggregate: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data; and (c) the accuracy and completeness of information used in the execution of internal controls primarily related to spreadsheets created from data extracted from our operating system.
While we have taken steps to address these material weaknesses, there are a number of additional steps that management plans to take in 2019 and beyond to strengthen the Company’s internal controls. In addition, as the Company continues to evaluate and work to improve its internal control over financial reporting, management may take additional measures to address control deficiencies. The material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses identified or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified, but do not expect they will be fully remediated in fiscal 2019. Implementing any appropriate changes to our internal controls and continuing to update and maintain our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. If we fail to enhance our internal control over financial reporting to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we may be unable to report our financial results accurately, which could increase operating costs, trigger an event of default under our Credit Agreement and harm our business, including our investors’ perception of our business, our share price and our ability to finance our operations.
For a more detailed discussion of our material weaknesses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” - “Internal Control Over Financial Reporting.”
Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.
Reporting obligations as a public company and our anticipated growth have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as of March 31, 2018, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls. Since management was unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our share price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other exchange on which our subordinate voting shares may be listed. Delisting of our subordinate voting shares from any exchange would reduce the liquidity of the market for our subordinate voting shares, which would reduce the price of our subordinate voting shares and increase the volatility of our share price.
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
To ensure adequate inventory supply, we and our retail partners forecast inventory needs, which are subject to seasonal and quarterly variations and customer demand. If we fail to accurately forecast retailer demand, we may experience excess inventory levels or a shortage of product to deliver to our retail partners and through our DTC channel. Our ability to forecast accurately will become increasingly important as we grow our DTC segment and as we expand our Spring and Fall product offerings. In our wholesale segment, a majority of orders are received prior to the end of the prior fiscal year, enabling us to manufacture inventory to wholesale demand. For DTC channel sales, we have to manufacture according to our forecasts. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The impact of an overestimation is expected to increase as a larger portion of our sales comes through our DTC channel, and as we expand our product offerings to include more new styles.
Risks Related to Our Subordinate Voting Shares
The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with Bain Capital and our President and Chief Executive Officer, who held our shares prior to our initial public offering.
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of March 31, 2018, shareholders who hold multiple voting shares (Bain Capital and our President and Chief Executive Officer (including their respective affiliates)), together hold approximately 95% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.

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
We are currently controlled by Bain Capital. As of March 31, 2018, Bain Capital beneficially owns approximately 67.4% of our outstanding multiple voting shares, or approximately 64.0% of the combined voting power of our multiple voting and subordinate voting shares outstanding. In addition, our President and Chief Executive Officer beneficially owns approximately 32.6% of our outstanding multiple voting shares, or approximately 31.0% of the combined voting power of our outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation, notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares we may continue to be a controlled company so long as an entity controlled by our President and Chief Executive Officer continues to hold multiple voting shares.

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
We are a controlled company within the meaning of the NYSE listing rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.
We are a controlled company within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our subordinate voting shares:

•	we have a board of directors that is composed of a majority of independent directors, as defined under the NYSE listing rules;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a nominating and governance committee that is composed entirely of independent directors.
As a foreign private issuer, we are exempt from certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Furthermore, as a foreign private issuer, we may take advantage of certain provisions in the NYSE listing rules that allow us to follow Canadian law for certain governance matters.
Our articles, and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control.
Certain provisions of our articles, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our subordinate voting shares. For instance, our articles contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, acquisitions of our subordinate voting shares and multiple voting shares may be reviewed pursuant to the Competition Act (Canada). This legislation permits the Commissioner of Competition, or Commissioner, to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in our articles on the rights of non-Canadians to hold or vote our subordinate voting shares and multiple voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.
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

The legislation recently enacted in the United States commonly known as the Tax Cuts and Jobs Act comprehensively changes the U.S. federal income tax system. This law and related future legislation, regulations and rulings could adversely affect the U.S. federal income tax treatment of us and the U.S. Holders of our subordinate voting shares. The interpretation and application of many provisions of this law are unclear.
There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company.
Under United States federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”) it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. We do not believe that we currently are or have been a PFIC, and we do not expect to be a PFIC in the future, but we cannot assure you that we will not be a PFIC in the future. United States purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC.
If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund (“QEF”) election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership and disposition of our subordinate voting shares and any distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our subordinate voting shares.
The legislation recently enacted in the United States commonly known as the Tax Cuts and Jobs Act comprehensively changes the U.S. federal income tax system. This law and related future legislation, regulations and rulings could adversely affect the U.S. federal income tax treatment of us and certain U.S. Holders of our subordinate voting shares. The interpretation and application of many provisions of this law are unclear. U.S. Holders should consult their own tax advisors in that regard.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every Canada Goose product is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From Antarctic research facilities and the Canadian High Arctic, to the streets of New York, London, Milan, Paris, Tokyo and beyond, people have fallen in love with our brand and made it a part of their everyday lives.
We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of outerwear, knitwear and accessories for men, women and children. This vertically integrated business model allows us to directly control the quality of our products while capturing higher margins. As of March 31, 2018, our products are sold through our DTC channel, which has

e-commerce operations in 12 countries and 6 retail stores, and through our wholesale channel, which is comprised of select luxury and outdoor retailers and distributors in 38 countries and our partner-operated retail location in Tokyo, Japan.
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
Our Competitive Strengths
We believe that the following strengths are central to the power of our brand and business model:
Authentic brand. For decades, we have helped explorers, scientists, athletes and film crews embrace the elements in some of the harshest environments in the world. Our stories are real and are best told through the unfiltered lens of Goose People, our brand ambassadors. The journeys, achievements and attitudes of these incredible adventurers embody our core belief that greatness is out there and they inspire our customers to chart their own course.
Uncompromised craftsmanship. Leveraging decades of experience, field testing and obsessive attention to detail, we develop superior functional products centered around protection from the elements and adaptability in a wide range of uses, climates and environments. Our expertise in matching our technical fabrics with the optimal blends of down enables us to create warmer, lighter and more durable products. Our commitment to superior quality and lasting performance also extends into freedom of movement, breathability and protection from wind and rain.
Beloved and coveted globally. From our utilitarian arctic heritage to urban explorers, outdoor enthusiasts and discerning consumers globally, we have built deep brand loyalty. Market research shows that we consistently rank amongst the highest in our industry for customer satisfaction and re-purchase intent. Consumer surveys conducted on our behalf in 2017 show that 87% of Canada Goose owners say that they have positive feelings about the brand and 84% would definitely or probably consider Canada Goose when making their next premium outerwear purchase.
Proudly made in Canada. Our Canadian heritage and commitment to local manufacturing are at the heart of our business and brand. While many companies in our industry primarily outsource to offshore manufacturers, we are deeply committed to producing our core down-filled jackets in Canada and aggressively investing in manufacturing capacity in the country from which we draw our inspiration. We believe our Canadian production facilities and craftspeople have set us apart on the international stage and in the minds of our customers.

Flexible supply chain. We directly control the design, innovation, development, engineering and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior quality products. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with third party sub-contractors. Our flexible supply chain gives us distinct advantages including the ability to scale our operations, adapt to customer demand and achieve higher margins.
Multi-channel distribution. Our global distribution strategy allows us to reach customers how and where they want to shop, through two distinct and complementary channels. Our wholesale channel, which represented approximately 2,200 points of distribution as of March 31, 2018, is the tip of the spear for how we drive brand awareness and develop markets. Our global network of best-in-class retail partners and distributors give us a level of reach and depth that we do not intend to replicate on our own. Through our DTC channel, we provide an unfiltered window into our brand, driving closer customer relationships and deeper engagement, while also realizing more favourable margins. In a world that is increasingly going digital, our e-commerce platform is strong and dynamic, offering the full breadth of our product offering, available anytime. The response to our retail stores, which we began opening in the fall of 2016, has also demonstrated that our customers value physical, personalized and immersive shopping experiences.
Passionate and committed management team. Through steady discipline and a focus on sustainable growth, our management team has transformed a small private label manufacturing business into a global brand. Dani Reiss, our President and Chief Executive Officer, has worked in almost every area of our company and successfully developed our international sales channels prior to assuming the role of CEO in 2001. Mr. Reiss has assembled a team of seasoned executives from diverse and relevant backgrounds who draw on an average of over 15 years’ experience working with a wide range of leading global brands. Their leadership and passion have played central roles in the growth and stewardship of the brand.

B.	Business Overview
Our Growth Strategies
Over the past three fiscal years, we have grown our revenue at a 42.6% CAGR. Leveraging the power of our brand and these investments, we intend to continue pursuing our global market opportunity. Key elements of our strategy include:
Execute our proven approach to market development. As we have grown our business, we have developed a successful framework for entering and developing our markets by increasing awareness, consideration and conversion, while building customer access in both our wholesale and DTC channels.
Introduce and strengthen our brand. Driving interest among new customers and strengthening our connections with those who already know us is central to how we develop markets. While our brand has achieved substantial traction globally and those who have experienced our products demonstrate strong loyalty, our presence is relatively nascent in many global markets in which we believe we have the opportunity to grow. Through organic, word-of-mouth brand building, with amplification by our integrated digital-first marketing approach, we intend to continue introducing Canada Goose to the world, activating local markets, and encouraging our fans to explore the full breadth of our product offering.
Enhance our wholesale network. With a focus on providing a compelling and consistent brand experience, we plan to drive continued growth with our best-in-class retail partners and distributors, while selectively adding new points of distribution. Through a wide range of collaborations in areas such as assortment planning, merchandising, creative content, events and campaigns, we are working closely with our wholesale network to build awareness and affinity for the long term, while driving traffic and full price sell through.
Continue our DTC rollout. Since opening our first e-commerce store in Canada in August of 2014, we have grown our annual DTC revenue to $255.0 million in fiscal 2018, which represents 43.1% of total revenue. We intend to continue growing revenue from existing e-commerce operations and retails stores, while further expanding our footprint in our most important markets. In January 2018, we began a pilot project establishing online sales in China, and in fiscal 2019 we intend to open five new retail stores around the world.
Pursue continued global growth. While the Canada Goose brand is recognized and distributed globally, we believe there is a significant opportunity to increase penetration in our existing markets and selectively enter new regions through our proven approach to strategic market development. The following table presents our revenue in each of our geographic segments over the past three fiscal years:

(in CAD $millions)	Fiscal year ended March 31,			'16 - '18
	2016	2017	2018	CAGR
Canada	95.2	155.1	228.8	55.0%
United States	103.4	131.9	184.2	33.5%
Rest of World	92.2	116.8	178.2	39.0%
Total	290.8	403.8	591.2	42.6%
Canada. While we have achieved high brand awareness in Canada, we continue to experience strong penetration and revenue growth driven primarily by expanding access and product offerings. We successfully launched our Canadian e-commerce platform in August 2014 and opened our first two retail stores in Toronto and Calgary in October 2016 and November 2017, respectively. We expect to continue developing deeper relationships with our retail partners and continue expanding our DTC channel.
United States. Our market entry has been staged on a regional basis, with the bulk of our investments and wholesale penetration concentrated in the Northeast and Midwest. This has been the primary driver of our historical growth and momentum in the U.S. Building on this success, we launched our national e-commerce platform in September 2015 and opened our first retail store in New York City in November 2016, followed by retail stores in Chicago and Boston in October 2017 and November 2017, respectively. We believe there is a large white space opportunity in other regions such as the Pacific Northwest. We continue to be focused on deepening and expanding our wholesale footprint and continuing to develop our DTC channel.
Rest of World. We currently generate sales in every major Western European market and, while this is where the brand first achieved commercial success, we believe there are significant opportunities to accelerate these markets to their full potential in both channels. In the past two years, we have opened e-commerce sites in nine Western European markets. In November 2017, we opened a store in London, U.K. We have seen strong traction in these markets by expanding our three season product offering with lightweight jackets.
Outside of Europe, our most developed markets are Japan and Korea. We have world-class distributors that we are working with to build access and awareness to the brand while ensuring its long-term sustainability. In November 2017, we opened our partner-operated retail location in Tokyo, Japan. We have had a small wholesale presence in China for a number of years. To lead market development efforts, we are establishing a regional head office in Shanghai with local expertise and capabilities in marketing and commercial operations. We also plan to open two retail stores in Hong Kong and Beijing in fiscal 2019 and we are transitioning online Chinese distribution to Alibaba’s Tmall platform in the fall of 2019.
Comparing current penetration levels in our largest geographic markets illustrates the magnitude of our long-term opportunity. In Canada, which is our most developed market, we sold approximately 52 jackets in fiscal 2018 per 1,000 addressable customers, as defined as people living above the 37th Parallel with annual household income of greater than $100,000. In larger addressable markets such as the United States, Western Europe, Japan, South Korea and China, our corresponding penetration levels range from one to 10 units per 1,000 addressable customers. As we continue strengthening our brand and building out customer access globally, achieving 35% of our current penetration in Canada would more than triple annual unit volume. Beyond this, other earlier stage markets and products represent significant incremental opportunities.
Enhance and expand our product offering. As a three-season lifestyle brand we will continue to evolve and expand our product offering across styles, uses and climates. Giving people new ways to experience Canada Goose builds deeper brand loyalty, drives higher penetration and expands our geographic appeal.
Fall / Winter. While our long-standing styles continue to grow, we are also broadening our jacket offering through innovation and new styles. In fiscal 2018 we successfully introduced over 30 new styles and six colours in our Fall / Winter line. With outerwear becoming a more prominent part of wardrobes, we intend to continue responding to demand for more choice and variety with new jackets that address a wider range of silhouettes, colors, fits, uses and weather conditions.
Spring. We plan to continue building out our Spring collections in categories such as lightweight down, rainwear, windwear and softshell jackets. While keeping our customers warm, comfortable and protected across three seasons, these extensions also increase our relevance in markets with more temperate climates.

Beyond outerwear. Our strategy is to selectively and carefully respond to customer demand for complementary functional products in adjacent categories. As a product-led, function-first brand, we are focused on going places which stay true to our heritage and where we have the right capabilities to create exceptional products that are undeniably authentic Canada Goose. Outside of outerwear, we currently offer collections of knitwear and accessories, which we intend to thoughtfully expand in offering and distribution going forward.
Continue to drive operational excellence. As we scale our business, we plan to continue leveraging our brand and powerful business model to drive operational efficiencies and higher margins in the following ways:
Channel mix. As our mix continues to shift towards the DTC channel, we expect to continue to capture incremental gross margin. A jacket sale in our DTC channel provides significantly greater contribution to segment operating income per jacket as compared to a sale of the same product in our wholesale channel.
Price optimization. We believe that we have a significant degree of pricing power with our long-standing styles and we plan to continue optimizing our pricing to capture their full functional value. In addition, we intend to continue offering new styles at higher price points, which is incrementally beneficial to gross margin over the longer term as their volumes and production efficiencies scale.
Manufacturing. We intend to continue expanding in-house domestic jacket production to optimize our manufacturing mix, realize efficiencies and capture incremental gross margin. In fiscal 2018, 35% of total unit production was in-house, as compared to 30% in fiscal 2017. In fiscal 2018, we opened a new cutting and distribution centre in Scarborough, Ontario and expanded our Boisbriand, Québec production facility.
Our Products
Outerwear
From raincoats and lightweight jackets to insulated parkas, Canada Goose designs and manufactures functional outerwear for every adventure. Since 1957, we have been making purpose-driven products known for unparalleled warmth and timeless style with the functionality to thrive in some of the most extreme conditions in the world.
Over time, our product offering has evolved significantly. We leverage our tactical industrial heritage to inspire, develop and refine functional outerwear for extreme conditions and beyond. Recognizing our customers want to bring the functionality of our jackets into their everyday lives, we expanded our offering to include products for outdoor enthusiasts, urban explorers and discerning consumers across the globe. True to our heritage, we partnered with Goose People as a source of inspiration and real-world testing. While developing our award-winning HyBridge Lite product, Ray Zahab put the performance piece to the test while running the Sahara. The Skreslet Parka, co-designed by Laurie Skreslet, the first Canadian to summit Everest, inspired our Altitude line of mountaineering products.

Knitwear
Canada Goose introduced its first Knitwear Collection in 2017, pairing the natural moisture wicking and temperature regulating properties of premium ultra-fine Merino wool with the function-first focus at the core of all of our products. Our knitwear uses technology for maximum comfort by increasing breathability where your body needs it most. This technique combines loose and tight stitches to increase airflow to the parts of the body that generate the most heat or require more insulation.
Accessories
Canada Goose’s accessories are designed to transition seamlessly from weekday commutes to weekend retreats. Our collection of scarves and beanies are made in Italy from premium ultra-fine Merino wool and our gloves are available in reinforced leather that resists abrasion or in heavy duty fleece and down-filled styles for ultimate warmth in colder climates.
Thermal Experience Index™
From hiking trails to embarking on an urban adventure, or exploring the coldest places on Earth, Canada Goose has developed the Thermal Experience Index (TEI) to help customers select the right product for them no matter the adventure. The five-point system breaks down each piece into a category, activity and suggested temperature. TEI categorizes warmth from lightweight pieces to parkas made for extreme weather systems; ranging from five degrees Celsius (40 degrees Fahrenheit) to negative 30 degrees Celsius (negative 25 degrees Fahrenheit) and below.
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
As of March 31, 2018, we operate five production facilities in Toronto, Winnipeg and Montreal. We also work with 27 Canadian and 7 international highly qualified subcontractors who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories. We employed 2,043 Canadian manufacturing employees as of March 31, 2018, and have been recognized by the Government of Canada for supporting the apparel manufacturing industry in Canada.

Intellectual Property
We own the trademarks used in connection with the marketing, distribution and sale of all of our products in the United States, Canada and in the other countries in which our products are sold. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 60 countries. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.
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

Canada Goose Holdings Inc.
(British Columbia)
100%
Canada Goose Inc.
(Ontario)
100%
Canada Goose Trading Inc.
(Ontario)
100%
Canada Goose International Holdings Limited
(United Kingdom)
100%
Canada Goose US, Inc.
(Delaware)
100%
Canada Goose Europe AB
(Sweden)
100%
Canada Goose International AG
(Zug, Switzerland)
100%
Canada Goose Services Limited
(United Kingdom)
100%
Canada Goose UK Retail Limited
(United Kingdom)

D.    Property, Plants and Equipment
We maintain the following leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order:

Location	Principal Activity	Square Feet	Lease Expiration Date
Canada
Toronto, Ontario	Corporate Headquarters, Showroom and Manufacturing	190,978 square feet	June 30, 2023
Scarborough, Ontario	Manufacturing	84,800 square feet	May 31, 2020
Scarborough, Ontario	Logistics	117,179 square feet	August 31, 2027
Yorkdale Shopping Centre, Toronto, Ontario	Retail Store	4,503 square feet	October 31, 2026
Winnipeg, Manitoba	Manufacturing	82,920 square feet	November 12, 2022
Winnipeg, Manitoba	Manufacturing	94,541 square feet	September 30, 2025
Winnipeg, Manitoba	Manufacturing	72,619 square feet	March 31, 2028
Boisbriand, Québec	Manufacturing	94,547 square feet	July 31, 2023
Calgary, Alberta	Retail Store	3,984 square feet	January 31, 2028
Vancouver, British Columbia	Inactive	3,945 square feet	January 31, 2028
United States
New York, NY	Office and Showroom	8,604 square feet	December 31, 2024
New York, NY	Retail Store	6,970 square feet	March 31, 2027
Chicago, IL	Retail Store	10,188 square feet	July 31, 2027
Boston, MA	Retail Store	4,966 square feet	March 31, 2028
Rest of World
Hong Kong, China	Office	1,492 square feet	July 22, 2018
Paris, France	Office and Showroom	4,090 square feet	March 15, 2018
London, U.K.	Retail Store	6,000 square feet	September 28, 2027
Zug, Switzerland	Office and Showroom	7,545 square feet	January 31, 2021

ITEM 4A. UNRESOLVED STAFF COMMENTS
None
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following tables set forth our selected consolidated financial data. The selected historical consolidated financial data below should be read in conjunction with our Annual Financial Statements (Item 18), as well as Item 4. - “Information on the Company” and Item 5. - “Operating and Financial Condition and Results of Operations” of this Annual Report.

We have derived the statements of operations data for the years ended March 31, 2018, March 31, 2017 and March 31, 2016 and the consolidated financial position information as at March 31, 2017 and March 31, 2018 from our Annual Financial Statements included elsewhere in this Annual Report. The statements of operations data for the years ended March 31, 2015 and March 31, 2014 and for the periods from December 9, 2013 to March 31, 2014 and April 1, 2013 to December 8, 2013 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. Our Annual Financial Statements have been prepared in accordance with IFRS and are presented in thousands of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.
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

	Successor					Predecessor
CAD $000s (except per share data)	Fiscal Year ended March 31, 2018	Fiscal Year ended March 31, 2017	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2015	Period from December 9, 2013 to March 31, 2014	Period from April 1, 2013 to December 8, 2013
Statement of Operations Data:
Revenue	591,181	403,777	290,830	218,414	17,263	134,822
Cost of sales	243,569	191,709	145,206	129,805	14,708	81,613
Gross profit	347,612	212,068	145,624	88,609	2,555	53,209
Selling, general and administrative expenses	200,110	164,965	100,103	59,317	20,494	30,119
Depreciation and amortization	9,374	6,601	4,567	2,623	804	447
Operating income (loss)	138,128	40,502	40,954	26,669	(18,743)	22,643
Net interest and other finance costs	12,888	9,962	7,996	7,537	1,788	1,815
Income (loss) before income taxes	125,240	30,540	32,958	19,132	(20,531)	20,828
Income tax expense (recovery)	29,185	8,900	6,473	4,707	(5,054)	5,550
Net income (loss)	96,055	21,640	26,485	14,425	(15,477)	15,278
Other comprehensive loss	(1,822)	(610)	(692)	—	—	—
Total comprehensive income (loss)	94,233	21,030	25,793	14,425	(15,477)	15,278
Earnings (loss) per share
Basic	$0.90	$0.22	$0.26	$0.14	$(0.15)	$157,505.15
Diluted	$0.86	$0.21	$0.26	$0.14	$(0.15)	$157,505.15
Weighted average number of shares outstanding
Basic	107,250,039	100,262,026	100,000,000	100,000,000	100,000,000	97
Diluted	111,519,238	102,023,196	101,692,301	101,211,134	100,000,000	97

CAD $000s	March 31, 2018	March 31, 2017	March 31, 2016
Financial Position Information:
Cash	95,290	9,678	7,226
Working capital (1)	167,373	98,954	104,751
Total assets	548,438	380,869	353,018
Total non-current liabilities	171,232	170,432	160,335
Shareholders' equity	243,610	146,168	142,702
(1) Working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and twelve months ended March 31, 2018
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated June 13, 2018 and provides information concerning our financial condition and results of operations for the three months and the fiscal year ended March 31, 2018 (“fiscal 2018”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the fiscal year ended March 31, 2018 (“Annual Financial Statements”), and other financial information. Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F.
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	our ability to implement our growth strategies;

•	our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this Annual Report, which include, but are not limited to, the following risks:

•	we may not open retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	we may be unable to remediate weaknesses in our internal controls over financial reporting;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our retail partners and international distributors;

•	the success of our expansion into China and other new store openings;

•	the success of our marketing programs;

•	our ability to forecast our inventory needs;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw material costs, interest rates and currency exchange rates.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.

BASIS OF PRESENTATION
The Annual Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are presented in thousands of Canadian dollars, except where otherwise indicated. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to Euros, and “CHF” refers to Swiss Francs, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2015” are to the Company’s fiscal year ended March 31, 2015; to “fiscal 2016” are to the Company’s fiscal year ended March 31, 2016; to “fiscal 2017” are to the Company’s fiscal year ended March 31, 2017; to “fiscal 2018” are to the Company’s fiscal year ended March 31, 2018; to “fiscal 2019” are to the Company’s fiscal year ended March 31, 2019; and to “fiscal 2020” are to the Company’s fiscal year ended March 31, 2020.

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the three months ended March 31, 2018 and 2017, and the fiscal years ended March 31, 2018, 2017 and 2016. The table also expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers. See “Results of Operations” for additional details.

	Three months ended		Year ended
CAD $000s (except per share data)	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2016
Statement of Operations Data:
Revenue	124,821	51,096	591,181	403,777	290,830
Gross profit	78,257	27,790	347,612	212,068	145,624
Gross margin	62.7%	54.4%	58.8%	52.5%	50.1%
Operating income (loss)	14,827	(28,605)	138,128	40,502	40,954
Net income (loss)	8,092	(23,431)	96,055	21,640	26,485
Earnings (loss) per share
Basic	$0.08	$(0.23)	$0.90	$0.22	$0.26
Diluted	$0.07	$(0.23)	$0.86	$0.21	$0.26
Other data: (1)
EBITDA	19,775	(26,664)	152,347	48,914	46,870
Adjusted EBITDA	21,659	(11,433)	149,173	81,010	54,307
Adjusted EBITDA margin	17.4%	(22.4)%	25.2%	20.1%	18.7%
Adjusted net income (loss)	9,883	(14,704)	94,107	44,147	30,122
Adjusted net income (loss) per share	$0.09	$(0.15)	$0.88	$0.44	$0.30
Adjusted net income (loss) per diluted share	$0.09	$(0.15)	$0.84	$0.43	$0.30

CAD $000s	March 31, 2018	March 31, 2017	March 31, 2016
Financial Position:
Cash	95,290	9,678	7,226
Working capital (1)	167,373	98,954	104,751
Total assets	548,438	380,869	353,018
Total non-current liabilities	171,232	170,432	160,335
Shareholders' equity	243,610	146,168	142,702
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss), adjusted net income (loss) per share and per diluted share, and working capital are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Segments
We report our results in two segments which are aligned with our sales channels: Wholesale and Direct-to-Consumer (“DTC”). We measure each reportable operating segment’s performance based on revenue and segment operating income. As of March 31, 2018, we sell through our wholesale segment to retail partners and distributors in 38 countries. Our DTC segment includes online sales through our e-commerce sites to customers in Austria, Belgium, Canada, China, France, Germany, Ireland, Luxembourg, the Netherlands, Sweden, the U.K. and the U.S. and sales to customers from our Company-owned retail stores in Boston, Calgary, Chicago, London, New York City and Toronto.
Our wholesale segment and DTC segment represented 56.9% and 43.1%, respectively, of our total revenue, in fiscal 2018. For fiscal 2017, our wholesale segment and DTC segment represented 71.5% and 28.5%, respectively, of our revenue, and for fiscal 2016, our wholesale segment and DTC segment represented 88.6% and 11.4%, respectively. We expect to experience an increasing proportion of revenue from our DTC segment as we open more retail stores and expand e-commerce access in future years.
Factors Affecting our Performance
We believe that our performance and future success depend on many factors that present significant opportunities for us and may pose risks and challenges, including those discussed below.

•
Market Development. Our market development strategy has been a key driver of our recent revenue growth and we plan to continue to execute our expansion strategy. Across our various markets, we intend to continue increasing brand awareness, and activating local markets while building out customer access in our wholesale and DTC channels. We expect that marketing expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth.

•
Growth in our DTC Channel. We introduced our DTC channel in fiscal 2015 with the launch of our Canadian e-commerce site and have since established e-commerce sites in the U.S. during the second quarter of fiscal 2016, in the U.K. and France in the second quarter of fiscal 2017, in Ireland in the first quarter of fiscal 2018, and in Belgium, Luxembourg, the Netherlands, Sweden, Germany and Austria in the second quarter of fiscal 2018. In the fourth quarter of fiscal 2018, we launched a small cross-border pilot e-commerce site in China. We plan to continue to expand e-commerce access in future years.

In the third quarter of fiscal 2017, we opened our first two retail stores in Toronto and in New York City. In the third quarter of fiscal 2018, we opened four retail stores in Chicago, London, Calgary and Boston and our distribution partner in Japan opened a retail store in Tokyo. We intend to open a select number of additional retail locations in major metropolitan centres and premium outdoor and lifestyle destinations where we believe they can operate profitably.
A jacket sale in our DTC channel generally provides two-to-four times greater contribution to segment operating income per jacket as compared to a sale of the same product in our wholesale channel. As we continue to increase the percentage of sales from our DTC channel, we expect to continue maintaining a balanced multi-channel distribution model. Growth in our DTC channel is also expected to reduce the current seasonal concentration of our revenue by allowing us to recognize revenue when products are delivered to customers instead of when products are transferred to our retail partners. As a result, we expect a relatively higher percentage of our DTC sales to be recognized in our third and fourth fiscal quarters.

•
New Products. We intend to continue to expand our Fall/Winter and Spring collections of outerwear, knitwear and accessories across styles, uses and climates. Product design and innovation are a core part of our strategy and we intend to continue investing in the development and introduction of new products. We launched our new knitwear collection in the second quarter of fiscal 2018, which we will continue to roll out gradually in fiscal 2019. As we introduce additional products, we expect that they will supplement the seasonal nature of our business and expand our addressable geographic market. We expect these products to be accretive to revenue, but carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters and DTC revenue in the third and fourth fiscal quarters. We generated 74.2%, 83.5%, and 77.4% of our revenues in the second and third fiscal quarters of fiscal 2018, fiscal 2017 and fiscal 2016, respectively. In our wholesale channel, we have visibility into expected future revenues, with a majority of orders received prior to the end of the prior fiscal year, enabling us to manufacture inventory to wholesale demand. That said, seasonal fluctuations in wholesale customer demand have shifted the delivery timing of customer orders between quarters in prior years, and can be expected to affect the quarterly pattern of wholesale revenue in future. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience reduced or negative net income and adjusted EBITDA(1) in the first and fourth quarters. Working capital requirements typically increase throughout our first and second fiscal quarters as inventory builds to support our peak shipping and selling period from August to the end of the calendar year. Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to the peak period for DTC and collection of receivables from revenue earlier in the year. As a result of our seasonality, changes that impact gross margin and adjusted EBITDA can have a disproportionate impact on the quarterly results when they are recorded in our off-peak periods.

(1)	Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2018, 2017 and 2016, we generated 53.7%, 52.2% and 54.6%, respectively, of our revenue in currencies other than Canadian dollars. Our sales outside of Canada also present an opportunity to strategically price our products to improve our profitability. As most of our wholesale revenue is derived from retailer orders made prior to the beginning of the fiscal year, we have significant visibility within the wholesale channel. In addition, most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and selling, general and administrative (“SG&A”) expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, this extended visibility allows us to enter into foreign exchange forward contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies.

We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the principal and interest payable on our U.S. dollar denominated senior secured asset-based revolving credit facility (the “Revolving Facility”) and senior secured term loan facility (“Term Loan Facility”). On October 18, 2017, we entered into foreign exchange forward and cross-currency swap contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the three months and fiscal year ended March 31, 2018 and 2017 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
Currency	March 31, 2018	Average Q4	Average Q3	Average Q2	Average Q1	Average Fiscal 2018
USD/CAD	1.2894	1.2647	1.2713	1.2528	1.3449	1.2837
EUR/CAD	1.5867	1.5544	1.4971	1.4721	1.4810	1.5011
GBP/CAD	1.8106	1.7601	1.6875	1.6396	1.7211	1.7022
CHF/CAD	1.3482	1.3337	1.2881	1.3012	1.3663	1.3226

	Foreign currency exchange rate to $1.00 CAD
Currency	March 31, 2017	Average Q4	Average Q3	Average Q2	Average Q1	Average Fiscal 2017
USD/CAD	1.3299	1.3238	1.3344	1.3046	1.2882	1.3125
EUR/CAD	1.4189	1.4109	1.4386	1.4564	1.4546	1.4402
GBP/CAD	1.6662	1.6405	1.6569	1.7123	1.8478	1.7154
CHF/CAD	1.3279	1.3190	1.3300	1.3372	1.3271	1.3290
Source: Bank of Canada
Components of Our Results of Operations
Revenue
Wholesale revenue is comprised of sales to third party resellers (which includes distributors and retailers) of our products. Wholesale revenue from the sale of goods, net of an estimate for sales returns, discounts and allowances, is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third-party warehouse or arrive at the reseller’s facilities, and there is no continuing management involvement or obligation affecting the acceptance of the goods.
DTC revenue consists of sales through our e-commerce operations and, beginning in the third quarter of fiscal 2017, in our Company-owned retail stores. Revenue through e-commerce operations and retail stores is recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated provision for sales returns.

Cost of Sales and Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales is comprised of the cost of manufacturing our products, including raw materials, direct labour and overhead, plus freight, duties and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties. It also includes costs incurred in our production, design and merchandise departments, as well as inventory provisions and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced both in Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.
Selling, General and Administrative Expenses (“SG&A”)
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our retail partners, e-commerce customers and retail stores. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Foreign exchange gains and losses are recorded in SG&A and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company, including cash balances, the Term Loan Facility, and a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change is expected to be driven primarily by the growth of our DTC channel, including the investment required to support additional e-commerce sites and retail stores. Retail store costs are mostly fixed and will be incurred throughout the year. The growth of our DTC channel is expected to be accretive to net income given the higher gross margin for sales made through our DTC channel where we are better able to capture the full retail value of our products.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to personnel costs, including salaries, variable incentive compensation, benefits, share-based compensation and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. In addition, in connection with our initial public offering completed on March 21, 2017 (“IPO”), we incurred transaction costs and share-based compensation expenses, and we have experienced a significant increase in accounting, legal and professional fees associated with being a public company in fiscal 2018.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, the U.S., Switzerland and the U.K.

RECENT DEVELOPMENTS
Expansion into Greater China
Canada Goose is expanding its operations into Greater China, including establishing a regional head office in Shanghai and appointing Scott Cameron as President, Greater China. As part of it Greater China initiative, the Company plans to launch its DTC business by opening two retail stores - in Beijing and Hong Kong - with operating partner ImagineX Group, and e-Commerce operations through Alibaba Group’s Tmall, China’s largest consumer platform for brands and retailers, in fall 2018.
Retail stores to open in 2018
The company has plans to launch five new retail stores ahead of the 2018 holiday shopping season, in Short Hills, New Jersey, Montreal, Quebec, and Vancouver, British Columbia, as well as the stores in Beijing and Hong Kong.
Manufacturing facility in Winnipeg
In June, 2018 Company expects to open its sixth manufacturing facility, and its third in the city of Winnipeg.

RESULTS OF OPERATIONS
Three months ended March 31, 2018 compared to three months ended March 31, 2017
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except share and per share data)	Three months ended
Statement of Operations Data:	March 31, 2018	March 31, 2017	$ Change
Revenue	124,821	51,096	73,725
Cost of sales	46,564	23,306	23,258
Gross profit	78,257	27,790	50,467
Gross margin	62.7%	54.4%
Selling, general and administrative expenses	60,942	54,695	6,247
SG&A expenses as % of revenue	48.8%	107.0%
Depreciation and amortization	2,488	1,700	788
Operating income (loss)	14,827	(28,605)	43,432
Operating income (loss) as % of revenue	11.9%	(56.0)%
Net interest and other finance costs	2,811	1,342	1,469
Income (loss) before income tax	12,016	(29,947)	41,963
Income tax expense (recovery)	3,924	(6,516)	10,440
Effective tax rate	32.7%	21.8%
Net income (loss)	8,092	(23,431)	31,523
Other comprehensive income (loss)	(1,460)	119	(1,579)
Total comprehensive income (loss)	6,632	(23,312)	29,944
Earnings (loss) per share
Basic	$0.08	$(0.23)	$0.31
Diluted	$0.07	$(0.23)	$0.30
Weighted average number of shares outstanding
Basic	108,074,609	101,062,660
Diluted	111,629,427	103,155,814
Other data: (1)
EBITDA	19,775	(26,664)	46,439
Adjusted EBITDA	21,659	(11,433)	33,092
Adjusted EBITDA margin	17.4%	(22.4)%	39.8%
Adjusted net income (loss)	9,883	(14,704)	24,587
Adjusted net income (loss) per share	$0.09	$(0.15)	$0.24
Adjusted net income (loss) per diluted share	$0.09	$(0.15)	$0.24
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss), and adjusted net income (loss) per share and per diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the three months ended March 31, 2018 increased by $73.7 million, or 144.3%, compared to the three months ended March 31, 2017. The increase was driven by growth in both our wholesale and DTC channels and across all geographic regions, partially offset by an unfavourable foreign exchange impact of approximately $0.6 million. On a constant currency basis(1), revenue increased by 145.5% for the three months ended March 31, 2018 compared to three months ended March 31, 2017. Revenue generated from our DTC channel represented 76.0% of total revenue for the three months ended March 31, 2018 compared to 71.4% for the three months ended March 31, 2017.

	Three months ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	March 31, 2018	March 31, 2017	As reported		Constant Currency	As reported	Constant Currency
Wholesale	29,990	14,631	15,359	(152)	15,511	105.0%	106.0%
DTC	94,831	36,465	58,366	(453)	58,819	160.1%	161.3%
Total revenue	124,821	51,096	73,725	(605)	74,330	144.3%	145.5%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue in our wholesale channel was $30.0 million for the three months ended March 31, 2018 compared to $14.6 million for the three months ended March 31, 2017. The fourth quarter of fiscal 2018 contributed 21.1% of annual revenue compared to 12.7% in the prior year. The increase reflects growth in customer orders from existing accounts year-over-year, and higher inventory levels which permitted us to respond to customer re-orders. To a lesser extent, fourth quarter fiscal 2017 wholesale revenue was negatively impacted by the removal of a small quantity of products from our sales channels that did not meet our quality standards, the settlement of certain trade discounts and sales allowances that occur in the normal course following our peak selling season and a year-over-year decline in the Pound Sterling foreign exchange rate versus the Canadian dollar.
DTC
Revenue in our DTC channel was $94.8 million for the three months ended March 31, 2018 compared to $36.5 million for the three months ended March 31, 2017. The revenue increase of $58.4 million from our DTC channel includes incremental revenue generated from our four new Company-owned retail stores and eight new e-commerce sites which opened in fiscal 2018. We also experienced continued strong performances of our existing e-commerce sites and retail stores.
Revenue by geography

CAD $000s	Three months ended
Revenue by geography:	March 31, 2018	% of total revenue	March 31, 2017	% of total revenue	$ Change	% Change
Canada	49,397	39.6%	22,428	43.9%	26,969	120.2%
United States	44,694	35.8%	19,972	39.1%	24,722	123.8%
Rest of World	30,730	24.6%	8,696	17.0%	22,034	253.4%
	124,821	100.0%	51,096	100.0%	73,725	144.3%

Revenue growth was strong across all our geographic regions for the three months ended March 31, 2018 compared to the three months ended March 31, 2017. Increased DTC revenue was a primary factor in all geographic regions, and Rest of World in particular, with the addition of four new Company-owned retail stores (including one in London) and seven new e-commerce sites (all in Europe and Asia) which opened in fiscal 2018.
Cost of Sales and Gross Profit
Cost of sales for the three months ended March 31, 2018 increased by $23.3 million or 99.8%, compared to the three months ended March 31, 2017. This was primarily driven by higher sales volume. Gross profit and gross margin were $78.3 million and 62.7%, respectively, compared to $27.8 million and 54.4%, respectively, for the three months ended March 31, 2017. The increase in gross profit and gross margin was primarily attributable to revenue growth and favourable changes in channel mix with an increased proportion of revenue from our DTC channel. This was partially offset by increased inventory provisions following the end of our peak selling season, a provision for a quality issue limited to select products, and higher product development costs than in fiscal 2017. In fiscal 2017, we experienced inventory adjustments and a limited number of products that did not meet our quality standards that were removed from sellable inventory that impacted the margin considerably.

	Three months ended
	March 31, 2018		March 31, 2017
CAD $000s	By segment	% of segment revenue	By segment	% of segment revenue	$ Change
Wholesale
Revenue	29,990	100.0%	14,631	100.0%	15,359
Cost of sales	19,784	66.0%	14,487	99.0%	5,297
Gross profit	10,206	34.0%	144	1.0%	10,062

DTC
Revenue	94,831	100.0%	36,465	100.0%	58,366
Cost of sales	26,780	28.2%	8,819	24.2%	17,961
Gross profit	68,051	71.8%	27,646	75.8%	40,405

Total
Revenue	124,821	100.0%	51,096	100.0%	73,725
Cost of sales	46,564	37.3%	23,306	45.6%	23,258
Gross profit	78,257	62.7%	27,790	54.4%	50,467
Wholesale
Cost of sales in our wholesale channel was $19.8 million for the three months ended March 31, 2018 compared to $14.5 million for the three months ended March 31, 2017. Gross profit was $10.2 million (34.0% of segment revenue) for the three months ended March 31, 2018 compared to $0.1 million (1.0% of segment revenue) for the three months ended March 31, 2017. Gross margin in the fourth quarter is generally impacted negatively by a seasonal shift in product mix to lower margin products. It was further impacted by higher inventory provisions and the product quality issue described above. The gross margin in fiscal 2017 was also reduced by an increase in cost of sales attributable to the segment’s share of raw material cost adjustments, described above, of $3.2 million.
DTC
Cost of sales in our DTC channel for the three months ended March 31, 2018 was $26.8 million compared to $8.8 million for the three months ended March 31, 2017. Gross profit was $68.1 million (71.8% of segment revenue) for the three months ended March 31, 2018 compared to $27.6 million (75.8% of segment revenue) for the three months ended March 31, 2017. The increase in DTC channel gross profit of $40.4 million includes incremental gross profit generated from our four new Company-owned retail stores and additional eight e-commerce sites which opened in fiscal 2018. We experienced continued strong performances of our existing e-commerce sites and retail stores. Segment gross margin was reduced in fiscal 2018 by the increase in cost of sales attributable to the segment’s share of inventory adjustments and a seasonal shift to lower margin products.
SG&A Expenses
SG&A expenses for the three months ended March 31, 2018 were $60.9 million compared to $54.7 million for the three months ended March 31, 2017. SG&A expenses in fiscal 2017 included expenses that did not recur in fiscal 2018, including an $9.6 million fee related to the termination of the Management Agreement with Bain Capital (as defined below - see “Related Party Transactions”), $4.4 million of transaction costs related to the IPO, and $3.4 million of share-based compensation expense. SG&A expenses in fiscal 2017 before these items amounted to $37.3 million; the increase in SG&A expenses, excluding these amounts in 2017, was $23.6 million, or 63.3%. The increase is the result of higher retail store operating costs, headcount and compensation costs, professional fees, primarily related to public company compliance and marketing and administration costs.

	Three months ended
	March 31, 2018		March 31, 2017
CAD $000s	By segment	% of segment revenue	By segment	% of segment revenue	$ Change
Segment:
Wholesale	8,125	27.1%	6,749	46.1%	1,376
DTC	18,670	19.7%	9,656	26.5%	9,014
Unallocated corporate expenses	34,147		38,290		(4,143)
Total SG&A expenses	60,942	48.8%	54,695	107.0%	6,247
Wholesale
SG&A expenses in our wholesale channel for the three months ended March 31, 2018 were $8.1 million (27.1% of segment revenue), compared to $6.7 million (or 46.1% of segment revenue) for the three months ended March 31, 2017. Wholesale sales for the fourth quarter increased by 105.0% year-over-year, with the result that SG&A expenses represent a lower percentage of sales in fiscal 2018. While some SG&A expenses vary with revenue, certain costs in our wholesale business are fixed and represent a higher proportion of wholesale revenue in our off-peak fourth quarter.

DTC
SG&A expenses in our DTC channel for the three months ended March 31, 2018 were $18.7 million (19.7% of segment revenue), compared to $9.7 million (26.5% of segment revenue) for the three months ended March 31, 2017. The $9.0 million increase in SG&A expenses is primarily attributable to higher operating costs of the expansion of our DTC channel and specific operating costs, primarily for premises costs and staff associated with the four new retail stores, offset by store pre-opening costs in fiscal 2017 for 2018 stores. We did not incur any pre-opening costs in the fourth quarter for stores opening in fiscal 2019.
Unallocated Corporate Expense
Unallocated corporate expenses for the three months ended March 31, 2018 were $34.1 million compared to $38.3 million for the three months ended March 31, 2017. The decrease in unallocated corporate expenses of $4.1 million is primarily a result of the $17.4 million of costs incurred in the fourth quarter of fiscal 2017 which did not recur in fiscal 2018, as described above, offset by increases, in headcount and related compensation costs, professional fees, primarily related to public company compliance costs, and marketing costs.
Operating Income (Loss) and Margin
Total operating income for the three months ended March 31, 2018 was $14.8 million compared to an operating loss of $28.6 million for the three months ended March 31, 2017, an increase of $43.4 million. The increase is driven by increased revenue, favourable channel mix with the increasing proportion of DTC revenue, and certain SG&A expenses in fiscal 2017 that did not recur in the current year, as described above.

	Three months ended
	March 31, 2018		March 31, 2017
CAD $000s	Operating income (loss)	Operating Margin	Operating income (loss)	Operating Margin	$ Change
Segment:
Wholesale	2,081	6.9%	(6,605)	(45.1)%	8,686
DTC	49,381	52.1%	17,990	49.3%	31,391
	51,462		11,385		40,077
Unallocated corporate expenses	34,147		38,290		(4,143)
Unallocated depreciation and amortization expense	2,488		1,700		788
Total operating income (loss)	14,827	11.9%	(28,605)	(56.0)%	43,432
Wholesale
Wholesale segment operating income for the three months ended March 31, 2018 was $2.1 million (6.9% of segment revenue) compared to a loss of $6.6 million (45.1% of segment revenue) for the three months ended March 31, 2017. The $8.7 million increase in segment operating income and increase in operating margin are primarily attributable to higher revenue and gross profit for the reasons described above.

DTC
DTC segment operating income for the three months ended March 31, 2018 was $49.4 million (52.1% of segment revenue) compared to $18.0 million (49.3% of segment revenue) for the three months ended March 31, 2017. The $31.4 million increase is primarily attributable to incremental revenue and gross profit contribution from four new retail stores and eight new e-commerce sites which opened in fiscal 2018, as well as continued strong performance from existing e-commerce sites and retail stores.
Net Interest and Other Finance Costs
Net interest and finance costs for the three months ended March 31, 2018 was $2.8 million, compared with $1.3 million for the three months ended March 31, 2017, an increase of $1.5 million in the fourth quarter of fiscal 2018. Interest expense on long-term debt was lower by $1.3 million owing to lower average balances on the Revolving Facility and the Term Loan Facility, and the reduced interest rate margin on the Term Loan Facility from 5% to 4% as a result of the repayment of $65.0 million of the outstanding balance on the Term Loan Facility in fiscal 2017, using proceeds from the IPO. As a result of the partial repayment of the Term Loan Facility in the fourth quarter of 2017, $3.0 million of unamortized costs were written off, offset by a gain of $5.9 million to recognize the change in fair value of the loan balance from the 1% reduction in the effective interest rate for the remaining term of the loan.
Income Taxes
Income tax expense for the three months ended March 31, 2018 was $3.9 million compared to a $6.5 million recovery for the three months ended March 31, 2017. For the three months ended March 31, 2018, the effective tax rate and statutory tax rate were 32.7% and 25.4%, respectively, compared to 21.8% and 25.3%, respectively, for the three months ended March 31, 2017. The increase in the effective tax rate for the three months ended March 31, 2018 relates primarily to the decrease in non-taxable unrealized gains on foreign exchange translation.
Net Income (Loss)
Net income for the three months ended March 31, 2018 was $8.1 million compared to a $23.4 million net loss for the three months ended March 31, 2017. The increase in net income of $31.5 million was driven primarily by the increase in revenue and the other factors described above.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the table below and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except per share data)	Year ended
Statement of Operations Data:	March 31, 2018	March 31, 2017	$ Change
Revenue	591,181	403,777	187,404
Cost of sales	243,569	191,709	51,860
Gross profit	347,612	212,068	135,544
Gross margin	58.8%	52.5%
Selling, general and administrative expenses	200,110	164,965	35,145
SG&A expenses as % of revenue	33.8%	40.9%
Depreciation and amortization	9,374	6,601	2,773
Operating income	138,128	40,502	97,626
Operating income as % of revenue	23.4%	10.0%
Net interest and other finance costs	12,888	9,962	2,926
Income before income tax	125,240	30,540	94,700
Income tax expense	29,185	8,900	20,285
Effective tax rate	23.3%	29.1%
Net income	96,055	21,640	74,415
Other comprehensive loss	(1,822)	(610)	(1,212)
Total comprehensive income	94,233	21,030	73,203
Earnings per share
Basic	$0.90	$0.22	$0.68
Diluted	$0.86	$0.21	$0.65
Weighted average number of shares outstanding
Basic	107,250,039	100,262,026
Diluted	111,519,238	102,023,196
Other data: (1)
EBITDA	152,347	48,914	103,433
Adjusted EBITDA	149,173	81,010	68,163
Adjusted EBITDA margin	25.2%	20.1%	5.1%
Adjusted net income	94,107	44,147	49,960
Adjusted net income per share	$0.88	$0.44	$0.44
Adjusted net income per diluted share	$0.84	$0.43	$0.41

(1)
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the fiscal year ended March 31, 2018 was $591.2 million compared to $403.8 million for the fiscal year ended March 31, 2017. The increase of $187.4 million, or 46.4%, was driven by growth in all our sales channels and across all geographic regions, despite an unfavourable foreign exchange impact of approximately $5.2 million. On a constant currency(1) basis, revenue increased by 47.7% for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017. Revenue generated from our DTC channel represented 43.1% of total revenue for the fiscal year ended March 31, 2018 compared to 28.5% for the fiscal year ended March 31, 2017.

	Year ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	March 31, 2018	March 31, 2017	As reported		Constant Currency	As reported	Constant Currency
Revenue
Wholesale	336,179	288,540	47,639	(2,887)	50,526	16.5%	17.5%
DTC	255,002	115,237	139,765	(2,272)	142,037	121.3%	123.3%
Total revenue	591,181	403,777	187,404	(5,159)	192,563	46.4%	47.7%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $336.2 million for the fiscal year ended March 31, 2018 compared to $288.5 million for the fiscal year ended March 31, 2017. The increase of $47.6 million in revenue from our wholesale channel reflects growth in customer orders from existing accounts year-over-year, supported by higher inventory availability through production execution, which permitted us to respond to customer re-orders.
DTC
Revenue from our DTC channel was $255.0 million for the fiscal year ended March 31, 2018 compared to $115.2 million for the fiscal year ended March 31, 2017. The increase of $139.8 million in revenue from our DTC channel was driven by the continued strong performances of our existing retail and e-commerce sites, as well as a full year of operations for our Toronto and New York City retail stores, and the incremental revenue from our four new Company-owned retail stores and eight e-commerce sites which opened in fiscal 2018.
Revenue by geography

CAD $000s	Year ended
Revenue by geography:	March 31, 2018	% of total revenue	March 31, 2017	% of total revenue	$ Change	% Change
Canada	228,752	38.7%	155,103	38.4%	73,649	47.5%
United States	184,245	31.2%	131,891	32.7%	52,354	39.7%
Rest of World	178,184	30.1%	116,783	28.9%	61,401	52.6%
	591,181	100.0%	403,777	100.0%	187,404	46.4%

Revenue growth was strong across all our geographic regions for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017, with growth in both our wholesale and DTC channels as discussed above.
Cost of Sales and Gross Profit
Cost of sales for the fiscal year ended March 31, 2018 increased by $51.9 million, or 27.1%, compared to the fiscal year ended March 31, 2017. This was driven primarily by higher sales volume. Gross profit and gross margin for the fiscal year ended March 31, 2018 were $347.6 million and 58.8%, respectively, compared to $212.1 million and 52.5%, respectively, for the fiscal year ended March 31, 2017. The increase in gross profit and expanded gross margin in fiscal 2018 were primarily attributable to favourable changes in channel mix, with a higher proportion of revenue from our DTC channel as compared to fiscal 2017, partially offset by higher inventory adjustments.

	Year ended
	March 31, 2018		March 31, 2017
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Wholesale
Revenue	336,179	100.0%	288,540	100.0%	47,639
Cost of sales	178,367	53.1%	163,459	56.7%	14,908
Gross profit	157,812	46.9%	125,081	43.3%	32,731

DTC
Revenue	255,002	100.0%	115,237	100.0%	139,765
Cost of sales	65,202	25.6%	28,250	24.5%	36,952
Gross profit	189,800	74.4%	86,987	75.5%	102,813

Total
Revenue	591,181	100.0%	403,777	100.0%	187,404
Cost of sales	243,569	41.2%	191,709	47.5%	51,860
Gross profit	347,612	58.8%	212,068	52.5%	135,544
Wholesale
Cost of sales in our wholesale channel was $178.4 million for the fiscal year ended March 31, 2018 compared to $163.5 million for the fiscal year ended March 31, 2017, an increase of $14.9 million. Gross profit from our wholesale channel was $157.8 million (46.9% of segment revenue) for the fiscal year ended March 31, 2018 compared to $125.1 million (43.3% of segment revenue) for the fiscal year ended March 31, 2017. The $32.7 million increase in gross profit was primarily attributable to demand growth in customer orders, including re-orders. In addition, both gross profit and gross margin increased due to a greater proportion of wholesale revenue from higher margin jackets within our Fall/Winter collection and lower material costs, partially offset by higher inventory provisions in fiscal 2018.

DTC
Cost of sales in our DTC channel was $65.2 million for the fiscal year ended March 31, 2018 compared to $28.3 million for the fiscal year ended March 31, 2017, an increase of $37.0 million. Gross profit was $189.8 million (74.4% of segment revenue) for the fiscal year ended March 31, 2018 compared with $87.0 million (75.5% of segment revenue) for the fiscal year ended March 31, 2017. The increase in DTC channel gross profit was attributable to the continued strong performances of our existing retail stores and e-commerce sites, as well as the incremental gross profit generated from our four new Company-owned retail stores and additional eight e-commerce sites which opened in fiscal 2018. Gross margin decreased because of a higher proportion of sales in the non-peak season of lower margin products.
SG&A Expenses
SG&A expenses for the fiscal year ended March 31, 2018 were $200.1 million compared to $165.0 million for the fiscal year ended March 31, 2017. SG&A expenses in fiscal 2017 included expenses that did not recur in fiscal 2018, including a $9.6 million fee related to the termination of the Management Agreement, and $10.0 million of transaction costs related to the IPO. SG&A expenses in fiscal 2017 before these items amounted to $145.4 million; the increase in SG&A expenses, excluding these amounts in 2017, was $54.8 million, or 37.7%. The increase is the result of higher retail stores operating costs, headcount and compensation costs, professional fees, primarily related to public company compliance and marketing costs, partially offset by higher foreign exchange gains of $9.3 million in fiscal 2018, as well as lower share-based compensation expense.

	Year ended
	March 31, 2018		March 31, 2017
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Segment:
Wholesale	37,227	11.1%	30,718	10.6%	6,509
DTC	55,148	21.6%	27,453	23.8%	27,695
Unallocated corporate expenses	107,735		106,794		941
Total SG&A expenses	200,110	33.8%	164,965	40.9%	35,145
Wholesale
SG&A expenses in our wholesale channel for the fiscal year ended March 31, 2018 were $37.2 million (11.1% of segment revenue) compared to $30.7 million (10.6% of segment revenue) for the fiscal year ended March 31, 2017. The increase of $6.5 million or 21.2% in SG&A expenses for our wholesale channel, as well as the increase in SG&A expenses as a percentage of revenue, were primarily attributable to higher volume which drives warehousing and outbound freight charges, and higher employee headcount.
DTC
SG&A expenses in our DTC channel for the fiscal year ended March 31, 2018 were $55.1 million (or 21.6% of segment revenue) compared to $27.5 million (or 23.8% of segment revenue) for the fiscal year ended March 31, 2017. The increase of $27.7 million or 100.9% was primarily attributable to the continued operating costs of our Toronto and New York City retail stores for the full year in fiscal 2018, the incremental operating costs of recently opened retail stores and eight e-commerce sites which launched in fiscal 2018, and the pre-opening costs of $4.8 million incurred for our Boston, Calgary, Chicago and London retail stores, compared to $1.8 million in pre-opening costs for our Toronto and New York stores in fiscal 2017.
Unallocated Corporate Expenses
Unallocated corporate expenses for the fiscal year ended March 31, 2018 were $107.7 million compared to $106.8 million for the fiscal year ended March 31, 2017. Unallocated corporate expenses in fiscal 2017 included $19.6 million of expenses that did not recur in fiscal 2018, as described above. Unallocated corporate expenses before these items amounted to $87.2 million; the increase in unallocated corporate expenses, excluding these amounts in 2017, was $20.5 million, or 23.6%. The increase is the result of higher retail stores operating costs, headcount and compensation costs, professional fees, primarily related to public company compliance and marketing costs, partially offset by higher foreign exchange gains of $9.3 million in fiscal 2018, as well as lower share-based compensation expense.
Operating Income and Margin
Total operating income for the fiscal year ended March 31, 2018 was $138.1 million compared to $40.5 million for the fiscal year ended March 31, 2017, representing an increase of $97.6 million. Operating margin as a percentage of revenue correspondingly increased from 10.0% for the fiscal year ended March 31, 2017 to 23.4% for the fiscal year ended March 31, 2018.

	Year ended
	March 31, 2018		March 31, 2017
CAD $000s	Operating Income	Operating Margin	Operating Income	Operating Margin	$ Change
Segment:
Wholesale	120,585	35.9%	94,363	32.7%	26,222
DTC	134,652	52.8%	59,534	51.7%	75,118
	255,237		153,897		101,340
Unallocated corporate expenses	107,735		106,794		941
Unallocated depreciation and amortization expense	9,374		6,601		2,773
Total operating income	138,128	23.4%	40,502	10.0%	97,626
Wholesale
Wholesale segment operating income for the fiscal year ended March 31, 2018 was $120.6 million (35.9% of segment revenue) compared to $94.4 million (32.7% of segment revenue) for the fiscal year ended March 31, 2017. The increase of $26.2 million and improved operating margin were primarily attributable to higher gross profit driven by overall volume growth and improved gross margin for the reasons described above.
DTC
DTC segment operating income for the fiscal year ended March 31, 2018 was $134.7 million (52.8% of segment revenue) compared to $59.5 million (51.7% of segment revenue) for the fiscal year ended March 31, 2017. The increase of $75.1 million was driven by the strong performance of our new and existing retail stores and e-commerce sites, as described above, partially offset by $4.8 million of pre-opening costs incurred for our Boston, Calgary, Chicago and London retail store locations which opened in fiscal 2018, compared to $1.8 million of retail store pre-opening costs in fiscal 2017. As we continue to open more retail stores and expand e-commerce access in the future, we expect the proportion of operating income generated from our DTC channel to continue to increase.
Net Interest and Other Finance Costs
Net interest and finance costs for the fiscal year ended March 31, 2018 were $12.9 million, compared to $10.0 million for the fiscal year ended March 31, 2017, an increase of $2.9 million for the fiscal year ended March 31, 2018.
Interest expense on the Revolving Facility and the previous credit facility decreased by $0.6 million in fiscal 2018 due to a lower average loan balance outstanding during the year. In fiscal 2017, $0.9 million of unamortized costs were written off due to repayment of the previous credit facility.
The debt structure of the Company changed substantially in fiscal 2017 as a result of a series of share capital and debt transactions we completed on December 2, 2016 (the “Recapitalization”) and the IPO on March 21, 2017. Interest expense on the Term Loan Facility increased by $3.6 million in fiscal 2018 because the loan was outstanding for the full year, but at a lower balance after repayment of $65.0 million from the proceeds of the IPO. Interest expense was incurred for four months in fiscal 2017 at a rate of LIBOR plus 5%, and in fiscal 2018 at a reduced margin of LIBOR plus 4%. Amortized costs included in interest expense increased by $1.9 million for the full year in fiscal 2018. As a result of the partial repayment of the Term Loan Facility in 2017, $3.0 million of unamortized costs were written off, offset by a gain of $5.9 million to recognize the change in fair value of the loan balance from the 1% reduction in the effective interest rate for the remaining term of the loan. In fiscal 2017, the Company incurred interest expense of $3.8 million on subordinated debt prior to its repayment in the Recapitalization.
Income Taxes
Income tax expense for the fiscal year ended March 31, 2018 was $29.2 million compared to $8.9 million for the fiscal year ended March 31, 2017. For the fiscal year ended March 31, 2018, the effective tax rate and statutory tax rate were 23.3% and 25.4%, respectively, compared to 29.1% and 25.3%. The decrease in the effective tax rate for the year ended March 31, 2018 relates primarily to decrease in stock option expense and differences in tax rates between entities.
On December 22, 2017, the U.S. government enacted comprehensive tax reform legislation, referred to as the Tax Cuts and Jobs Act, which decreased the federal statutory income tax rate for the Company's U.S. subsidiary from 34% to 21% effective January 1, 2018.
Net Income
Net income for the fiscal year ended March 31, 2018 was $96.1 million compared to $21.6 million for the fiscal year ended March 31, 2017. The increase in net income of $74.4 million was driven by the factors described above.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. All percentages shown in the below table and the discussion that follows have been calculated using rounded numbers.

CAD $000s (except per share data)	Year ended
Statement of Operations Data:	March 31, 2017	March 31, 2016	$ Change
Revenue	403,777	290,830	112,947
Cost of sales	191,709	145,206	46,503
Gross profit	212,068	145,624	66,444
Gross margin	52.5%	50.1%
Selling, general and administrative expenses	164,965	100,103	64,862
SG&A expenses as % of revenue	40.9%	34.4%
Depreciation and amortization	6,601	4,567	2,034
Operating income	40,502	40,954	(452)
Operating income as % of revenue	10.0%	14.1%
Net interest and other finance costs	9,962	7,996	1,966
Income before income tax	30,540	32,958	(2,418)
Income tax expense	8,900	6,473	2,427
Effective tax rate	29.1%	19.6%
Net income	21,640	26,485	(4,845)
Other comprehensive loss	(610)	(692)	82
Total comprehensive income	21,030	25,793	(4,763)
Earnings per share
Basic	$0.22	$0.26	$(0.04)
Diluted	$0.21	$0.26	$(0.05)
Weighted average number of shares outstanding
Basic	100,262,026	100,000,000
Diluted	102,023,196	101,692,301
Other data:(1)
EBITDA	48,914	46,870	2,044
Adjusted EBITDA	81,010	54,307	26,703
Adjusted EBITDA margin	20.1%	18.7%	1.4%
Adjusted net income	44,147	30,122	14,025
Adjusted net income per share	$0.44	$0.30	$0.14
Adjusted net income per diluted share	$0.43	$0.30	$0.13
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the fiscal year ended March 31, 2017 was $403.8 million compared to $290.8 million for the fiscal year ended March 31, 2016. The $112.9 million or 38.8% increase was driven by an increase in revenue in all geographies and by an increase in revenue in both our wholesale channel and DTC channel, partially offset by an unfavourable foreign exchange impact of $8.1 million. On a constant currency(1) basis, revenue increased by 41.6% for the fiscal year ended March 31, 2017 compared to the fiscal year ended March 31, 2016. Revenue generated from our DTC channel represented 28.5% of total revenue for the fiscal year ended March 31, 2017 compared to 11.4% for the fiscal year ended March 31, 2016.

	Year ended		$ Change	Foreign Exchange Impact	$ Change	% Change
CAD $000s	March 31, 2017	March 31, 2016	As reported		Constant Currency	As reported	Constant Currency
Revenue
Wholesale	288,540	257,807	30,733	(4,642)	35,375	11.9%	13.7%
DTC	115,237	33,023	82,214	(3,408)	85,622	249.0%	259.3%
Total revenue	403,777	290,830	112,947	(8,050)	120,997	38.8%	41.6%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $288.5 million for the fiscal year ended March 31, 2017 compared to $257.8 million for the fiscal year ended March 31, 2016. The increase of $30.7 million was primarily driven by sales of new products from our Spring and Fall collections to our retail partners, strong growth outside of North America and, to a lesser extent, by price increases on our products in certain geographies.
DTC
Revenue from our DTC channel was $115.2 million for the fiscal year ended March 31, 2017 compared to $33.0 million for the fiscal year ended March 31, 2016. The increase of $82.2 million in revenue was driven by strong performance from our e-commerce sites, including our U.K. and France sites which launched in the second quarter of fiscal 2017 and a full year of revenue generated from our U.S. e-commerce site. DTC segment revenue was further buoyed by incremental sales generated from our first two retail stores which opened in Toronto and New York City in the third quarter of fiscal 2017.
Revenue by geography

CAD $000s	Year ended
Revenue by geography:	March 31, 2017	% of total revenue	March 31, 2016	% of total revenue	$ Change	% Change
Canada	155,103	38.4%	95,238	32.7%	59,865	62.9%
United States	131,891	32.7%	103,413	35.6%	28,478	27.5%
Rest of World	116,783	28.9%	92,179	31.7%	24,604	26.7%
	403,777	100.0%	290,830	100.0%	112,947	38.8%

Revenue increased in all geographical regions where the Company operated in fiscal 2017. Revenue in Canada increased as a percentage of the total, from 32.7% to 38.4%, owing primarily to the addition of retail operations in the third quarter of fiscal 2017.
Cost of Sales and Gross Profit
Cost of sales for the fiscal year ended March 31, 2017 increased by $46.5 million or 32.0%, compared to the fiscal year ended March 31, 2016. Gross profit and gross margin for the fiscal year ended March 31, 2017 were $212.1 million and 52.5%, respectively, compared to $145.6 million and 50.1%, respectively, for the fiscal year ended March 31, 2016. The increase in gross margin was primarily attributable to a significant increase in DTC channel revenues and pricing increases across all geographic regions, partially offset by a higher proportion of revenue in Canadian dollars, primarily in the DTC channel, a year-over-year decline in the Pound Sterling versus the Canadian dollar, and inventory adjustments throughout the year related to book-to-physical counts, cost adjustments, and a limited number of products that did not meet our quality standards that were removed from sellable inventory.

	Year ended
	March 31, 2017		March 31, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Wholesale
Revenue	288,540	100.0%	257,807	100.0%	30,733
Cost of sales	163,459	56.7%	136,396	52.9%	27,063
Gross profit	125,081	43.3%	121,411	47.1%	3,670

DTC
Revenue	115,237	100.0%	33,023	100.0%	82,214
Cost of sales	28,250	24.5%	8,810	26.7%	19,440
Gross profit	86,987	75.5%	24,213	73.3%	62,774

Total
Revenue	403,777	100.0%	290,830	100.0%	112,947
Cost of sales	191,709	47.5%	145,206	49.9%	46,503
Gross profit	212,068	52.5%	145,624	50.1%	66,444
Wholesale
Cost of sales in our wholesale channel was $163.5 million for the fiscal year ended March 31, 2017 compared to $136.4 million for the fiscal year ended March 31, 2016, an increase of $27.1 million. Gross profit from our wholesale channel was $125.1 million (43.3% of segment revenue) for the fiscal year ended March 31, 2017 compared to $121.4 million (47.1% of segment revenue) for the fiscal year ended March 31, 2016. The 3.8% decrease in gross margin was attributable primarily to the items described above related to foreign currencies and inventory adjustments, offset by pricing increases and lower product costs.

DTC
Cost of sales in our DTC channel was $28.3 million for the fiscal year ended March 31, 2017 compared to $8.8 million for the fiscal year ended March 31, 2016, an increase of $19.4 million. Gross profit was $87.0 million (75.5% of segment revenue) for the fiscal year ended March 31, 2017 compared with $24.2 million (73.3% of segment revenue) for the fiscal year ended March 31, 2016. The increase in DTC channel gross profit was attributable to higher segment revenue driven by incremental retail store revenue, a full year of operations for the e-commerce site in the United States, the launch of e-commerce websites in France and the U.K. in September 2016, and lower product costs in Canadian dollars, partially offset by higher raw materials costs sourced in U.S. dollars, and by the proportionate share of inventory provision items described above that related to DTC.
SG&A Expenses
SG&A expenses for the fiscal year ended March 31, 2017 were $165.0 million compared to $100.1 million for the fiscal year ended March 31, 2016. SG&A expenses increased by $64.9 million or 64.8%, primarily attributable to costs associated with operating retail stores, an increase in headcount and brand investment to support operational growth, new marketing initiatives and entry into new markets, establishing our new e-commerce sites, $10.0 million of transaction costs related to the IPO, $5.9 million of share-based compensation costs, and fees of $9.6 million incurred as a result of the termination of the Management Agreement.

	Year ended
	March 31, 2017		March 31, 2016
CAD $000s	Reported	% of segment revenue	Reported	% of segment revenue	$ Change
Segment:
Wholesale	30,718	10.6%	27,045	10.5%	3,673
DTC	27,453	23.8%	14,132	42.8%	13,321
Unallocated corporate expenses	106,794		58,926		47,868
Total SG&A expenses	164,965	40.9%	100,103	34.4%	64,862
Wholesale
SG&A expenses in our wholesale channel for the fiscal year March 31, 2017 were $30.7 million (or 10.6% of segment revenue) compared to $27.0 million (or 10.5% of segment revenue) for the fiscal year ended March 31, 2016. The increase of $3.7 million or 13.6% was attributable to an increase in headcount as well as higher selling and operating expenditures to support wholesale growth initiatives and entry into new markets. The increase was partially offset by $3.1 million of expenses incurred in fiscal 2016 related to termination of certain third-party sales agents.
DTC
SG&A expenses in our DTC channel for the fiscal year ended March 31, 2017 were $27.5 million (23.8% of segment revenue) compared to $14.1 million (42.8% of segment revenue) for the fiscal year ended March 31, 2016. The increase in segment costs was attributable to establishing our new e-commerce sites in France and the U.K., maintaining our existing e-commerce sites and opening our two retail stores in Toronto and New York City.

Unallocated Corporate Expenses
Unallocated corporate expenses in fiscal 2017 increased by $47.9 million, and includes $10.0 million of IPO related transaction costs, $10.3 million of fees paid under the Management Agreement, including the termination fee paid in connection with our IPO and $5.9 million of share based compensation. The remaining increase of $21.7 million was primarily attributable both to additional headcount at our corporate headquarters to support our growth and to branding and marketing initiatives as we expanded our e-commerce footprint with openings in the U.K. and France, and opened two retail stores in North America. As the Company continues to grow, we expect marketing expenses to remain consistent as a percentage of sales, while our supporting administrative costs will increase on an absolute basis, but decrease as a percentage of sales.
Operating Income and Margin
Total operating income for the fiscal year ended March 31, 2017 was $40.5 million compared to $41.0 million for the fiscal year ended March 31, 2016, representing a decrease of $0.5 million. Operating margin correspondingly decreased from 14.1% for the fiscal year ended March 31, 2016 to 10.0% for the fiscal year ended March 31, 2017.

	Year ended
	March 31, 2017		March 31, 2016
CAD $000s	Operating Income	Operating Margin	Operating Income	Operating Margin	$ Change

Segment:
Wholesale	94,363	32.7%	94,366	36.6%	(3)
DTC	59,534	51.7%	10,081	30.5%	49,453
	153,897		104,447		49,450
Unallocated corporate expenses	106,794		58,926		47,868
Unallocated depreciation and amortization expense	6,601		4,567		2,034
Total operating income	40,502	10.0%	40,954	14.1%	(452)
Wholesale
Wholesale segment operating income for the fiscal year ended March 31, 2017 was $94.4 million (32.7% of segment revenue) which was consistent with $94.4 million (36.6% of segment revenue) for the fiscal year ended March 31, 2016.
DTC
DTC segment operating income for the fiscal year ended March 31, 2017 was $59.5 million (51.7% of segment revenue) compared to $10.1 million (30.5% of segment revenue) for the fiscal year ended March 31, 2016. The increase of $49.5 million was driven by the strong performances of new retail stores and both new and established e-commerce sites.
Net Interest and Other Finance Costs
Net interest and finance costs for the fiscal year ended March 31, 2017 were $10.0 million, compared to $8.0 million for the fiscal year ended March 31, 2016, an increase of $2.0 million. The increase was primarily the result of higher average borrowings of $221.5 million, compared to $147.5 million in fiscal 2016 year. As a result of the partial repayment of the Term Loan Facility in 2017, $3.0 million of unamortized costs were written off, offset by a gain of $5.9 million to recognize the change in fair value of the loan balance from the 1% reduction in the effective interest rate for the remaining term of the loan. In fiscal 2017, the Company incurred interest expense of $3.8 million on subordinated debt prior to its repayment in the Recapitalization, compared to $5.6 million for the full year in fiscal 2016.
Income Taxes
Income tax expense for the fiscal year ended March 31, 2017 was $8.9 million compared to $6.5 million for the fiscal year ended March 31, 2016. For the fiscal year ended March 31, 2017, the effective tax rate and statutory tax rate were 29.1% and 25.3%, respectively, compared to 19.6% and 25.3% for the fiscal year ended March 31, 2016. The difference between the effective tax rate and the statutory tax rate for the fiscal year ended March 31, 2017 relates primarily to non-deductible stock compensation expenses of $5.7 million in fiscal 2017. The difference between the effective tax rate and the statutory tax rate for the fiscal year ended March 31, 2016 relates primarily to the benefit of a one-time reversal of a deferred tax liability of $3.5 million pertaining to intercompany transactions in fiscal 2016.
Net Income
Net income for the fiscal year ended March 31, 2017 was $21.6 million compared to $26.5 million for the fiscal year ended March 31, 2016. The decrease in net income of $4.8 million was driven by the factors described above.
Quarterly Financial Information

	Fiscal 2018				Fiscal 2017
CAD $000s (except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue
Wholesale	29,990	134,219	152,074	19,896	14,631	137,034	122,438	14,437
DTC	94,831	131,606	20,256	8,309	36,465	72,017	5,497	1,258
Total	124,821	265,825	172,330	28,205	51,096	209,051	127,935	15,695
% of fiscal revenue	21.1%	45.0%	29.2%	4.8%	12.7%	51.8%	31.7%	3.9%
Net income (loss)	8,092	62,925	37,127	(12,089)	(23,431)	39,088	20,019	(14,036)
Basic earnings (loss) per share	$0.08	$0.59	$0.35	$(0.11)	$(0.23)	$0.39	$0.20	$(0.14)
Diluted earnings (loss) per share	$0.07	$0.57	$0.33	$(0.11)	$(0.23)	$0.38	$0.20	$(0.14)
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically reduced or negative in the first and fourth quarters due to lower revenue and higher fixed costs. In the past, wholesale revenue originally expected to be earned later in the fiscal year has at times occurred in earlier periods in response to customer orders. However, because of evolving commercial priorities, we do not currently expect a material quantity of these earlier wholesale orders to partially offset the trends described above.

Revenue
Over the last eight quarters, revenue has been impacted by the following factors:

•	opening of retail stores in Toronto and New York City in the third quarter of fiscal 2017 and in Boston, Calgary, Chicago and London in the third quarter of fiscal 2018;

•
launch of e-commerce sites in the U.K. and France in the second quarter of fiscal 2017, in Ireland in first quarter of fiscal 2018, in Luxembourg, Belgium, the Netherlands, Sweden, Germany and Austria in the second quarter of fiscal 2018 and in China in the fourth quarter of fiscal 2018;

•
increased manufacturing efficiency and sales planning during the first half of fiscal 2018 allowed us to accelerate our shipment timing in response to requests from retail partners, and wholesale revenue of approximately $5 million and $13 million was recognized in the first and second quarters of fiscal 2018, respectively, which was previously expected to be earned in the third quarter;

•	introduction of our new Spring collection in the fourth quarter of fiscal 2017 and launch of our new knitwear collection in the second quarter of fiscal 2018;

•	successful execution of pricing strategy;

•	shift in mix of revenue from wholesale to DTC, with the result that total revenue and profitability are increasingly concentrated in the third quarter;

•	shift in geographic mix of sales to increase sales outside of Canada; and

•	fluctuation of the U.S. dollar, Pound Sterling and Euro relative to the Canadian dollar.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors :

•	impact of the items affecting revenue, as discussed above;

•
increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•
fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in reduced or negative net income in our seasonally low-revenue first and fourth quarters;

•	impact of foreign exchange;

•
higher average cost of borrowings to address the growing magnitude of working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-opening store costs incurred and timing of Company-owned retail store openings

•	timing of achieving performance vesting conditions of stock options;

•	transaction costs in relation to the IPO in March 2017 and the Secondary Offering in July 2017;

•	changes in senior management; and

•	one-time fee of $9.6 million paid in the fourth quarter of fiscal 2017 to terminate our Management Agreement.
NON-IFRS FINANCIAL MEASURES

	Three months ended		Year ended
CAD $000s except per share data	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2016
EBITDA	19,775	(26,664)	152,347	48,914	46,870
Adjusted EBITDA	21,659	(11,433)	149,173	81,010	54,307
Adjusted EBITDA Margin	17.4%	(22.4)%	25.2%	20.1%	18.7%
Adjusted net income (loss)	9,883	(14,704)	94,107	44,147	30,122
Adjusted net income (loss) per share	$0.09	$(0.15)	$0.88	$0.44	$0.30
Adjusted net income (loss) per diluted share	$0.09	$(0.15)	$0.84	$0.43	$0.30
Constant Currency Revenue	125,426	53,254	596,340	411,827	273,410
Working Capital	167,373	98,954	167,373	98,954	104,751
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) and adjusted net income (loss) per share and per diluted share are financial measures that are not defined under IFRS. We use these non-IFRS financial measures, and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. In particular, following Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013 (the “Acquisition”), we made changes to our legal and operating structure to better position our organization to achieve our strategic growth objectives which have resulted in outflows of economic resources. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe investors use both IFRS and non-IFRS measures (EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) and adjusted net income (loss) per share and per diluted share) to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the luxury apparel industry. However, these measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.

EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) and adjusted net income (loss) per share and per diluted share have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Constant currency revenue
Because we are a global company, the comparability of our revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations because the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These currencies include the U.S. dollar, Euro, Pound Sterling and Swiss Franc. These rate fluctuations can have a significant effect on our reported results. As such, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the current year and prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the prior year exchange rates as measured by the Bank of Canada. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.
Working capital
The calculation of working capital provides additional information and is not defined under IFRS. We define working capital as current assets less current liabilities. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. This information is intended to provide investors with information about the Company’s liquidity. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of working capital as at March 31, 2018 and March 31, 2017.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

The tables below reconcile net income to EBITDA, adjusted EBITDA , and adjusted net income (loss) for the periods indicated.

	Three months ended		Year ended
CAD $000s	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2016
Net income (loss)	$8,092	$(23,431)	$96,055	$21,640	$26,485
Add (deduct) the impact of:
Income tax expense (recovery)	3,924	(6,516)	29,185	8,900	6,473
Net interest and other finance costs	2,811	1,342	12,888	9,962	7,996
Depreciation and amortization	4,948	1,941	14,219	8,412	5,916
EBITDA	19,775	(26,664)	152,347	48,914	46,870
Add (deduct) the impact of:
Bain Capital management fees (a)	—	8,726	—	10,286	1,092
Transactions costs (b)	—	4,418	1,546	10,042	299
Unrealized (gain)/loss on derivatives (c)	—	—	—	4,422	(4,422)
Unrealized foreign exchange (gain)/loss on Term Loan Facility (d)	1,634	(1,663)	(6,786)	(102)	—
International restructuring costs (e)	—	—	—	175	6,879
Share-based compensation (f)	250	3,386	934	5,922	500
Agent termination and other (g)	—	—	—	—	3,089
Non-cash rent expense (h)	—	364	1,132	1,351	—
Adjusted EBITDA	21,659	(11,433)	149,173	81,010	54,307

	Three months ended		Year ended
CAD $000s	March 31, 2018	March 31, 2017	March 31, 2018	March 31, 2017	March 31, 2016
Net income (loss)	8,092	(23,431)	96,055	21,640	26,485
Add (deduct) the impact of:
Bain Capital management fees (a)	—	8,726	—	10,286	1,092
Transactions costs (b)	—	4,418	1,546	10,042	299
Unrealized (gain)/loss on derivatives (c)	—	—	—	4,422	(4,422)
Unrealized foreign exchange (gain)/loss on Term Loan Facility (d)	1,634	(1,663)	(6,786)	(102)	—
International restructuring costs (e)	—	—	—	175	6,879
Share-based compensation (f)	250	3,386	934	5,922	500
Agent termination and other (g)	—	—	—	—	3,089
Non-cash rent expense (h)	—	364	1,132	1,351	—
Amortization of intangible assets acquired by Bain Capital (i)	—	543	1,406	2,175	2,175
Non- cash change in carrying value for change in underlying interest rate (j)	—	(5,934)	—	(5,934)	—
Total adjustments	1,884	9,840	(1,768)	28,337	9,612
Tax effect of adjustments	(93)	(1,113)	(180)	(5,830)	(2,431)
Tax effect of one-time intercompany transaction (k)	—	—	—	—	(3,544)
Adjusted net income (loss)	9,883	(14,704)	94,107	44,147	30,122

(a)
In connection with the Acquisition, we entered into a management agreement with certain affiliates of Bain Capital for a term of five years (“Management Agreement”). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6 million and Bain Capital no longer receives management fees from the Company.

(b)
In connection with the IPO in March 2017 and Secondary Offering in July 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred. These fees are reflected in the table above, and do not reflect expected future operating expenses after completion of these activities.

(c)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that relate to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows occur is more appropriate.

(d)
Represents non-cash unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(e)
Represents expenses incurred to establish our international headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(f)	Represents non-cash share-based compensation expense on stock options issued prior to the IPO under our pre-IPO stock option plan.

(g)
Represents accrued expenses related to termination payments to be made to certain third-party sales agents. As part of a strategy to transition certain sales functions in-house, we terminated the majority of our third-party sales agents and certain distributors, primarily during fiscal 2015 and 2016, which resulted in various termination payments. As sales agents have now largely been eliminated from the sales structure, management does not expect these charges to recur in future fiscal periods.

(h)	Represents non-cash amortization charges during pre-opening periods for new store leases.

(i)
As a result of the Acquisition, we recognized an intangible asset for customer lists in the amount of $8.7 million, which had a useful life of four years and has been fully amortized in the third quarter of fiscal 2018.

(j)
We partially repaid the Term Loan Facility using a portion of the proceeds of the IPO, which resulted in a change to our prospective underlying interest rate and caused a remeasurement of the carrying value of the debt by calculating the net present value using the revised estimated cash flows for both the repayment and change in interest rate and original effective interest rate. The result was a non-cash gain of $5.9 million recorded in net interest and other finance costs.

(k)
During fiscal 2016, we entered into a series of transactions whereby our wholly-owned subsidiary, Canada Goose International AG, acquired the global distribution rights to our products. As a result, there was a one-time tax benefit of $3.5 million recorded in fiscal 2016.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial condition
The following table represents our working capital position as at March 31, 2018 and March 31, 2017:

CAD $000’s	March 31, 2018	March 31, 2017	$ Change
Current assets	300,969	163,223	137,746
Current liabilities	133,596	64,269	69,327
Working capital	167,373	98,954	68,419
As at March 31, 2018, we had $95.3 million of cash and $167.4 million of working capital, compared to $9.7 million of cash and $99.0 million of working capital as at March 31, 2017. The $68.4 million increase in our working capital was primarily from a $85.6 million increase in cash as discussed below, and an increase in inventory of $39.9 million due to an increase in production capacity to match our forecasted revenue demand, partially offset by a $51.3 million increase in accounts payable and accrued liabilities from increased spending due to greater business activity and capital additions, and a $17.7 million increase in income taxes payable due to higher taxable income in fiscal 2018. Working capital is significantly impacted by the seasonal trends of our business and has been further impacted in recent quarters by the opening of our retail stores.
Our Revolving Facility had unused availability of $97.8 million as at March 31, 2018 compared to $80.7 million as at March 31, 2017. We expect that our cash on hand and cash flows from operations, together with our Revolving Facility, will be adequate to meet our capital requirements and operational needs for the next twelve months.

Cash flows
The Company’s consolidated statement of cash flows for the fiscal year ended March 31, 2018 compared to March 31, 2017 and for the fiscal year ended March 31, 2017 compared to March 31, 2016 are noted below:

	Year ended			Year ended
CAD $000s	March 31, 2018	March 31, 2017	$ Change	March 31, 2017	March 31, 2016	$ Change
Total cash provided by (used in):
Operating activities	126,231	39,330	86,901	39,330	(6,442)	45,772
Investing activities	(34,384)	(26,979)	(7,405)	(26,979)	(21,842)	(5,137)
Financing activities	(7,934)	(9,899)	1,965	(9,899)	29,592	(39,491)
Effects of foreign currency exchange rate changes on cash and cash equivalents	1,699	—	1,699	—	—	—
Increase in cash	85,612	2,452	83,160	2,452	1,308	1,144
Cash, beginning of period	9,678	7,226	2,452	7,226	5,918	1,308
Cash, end of period	95,290	9,678	85,612	9,678	7,226	2,452
Cash requirements
Our primary need for liquidity is to fund working capital, capital expenditures, debt service, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual cycle. We also maintain the Revolving Facility to provide short-term liquidity and to have funds available for working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to factors including, but not limited to, prevailing economic, financial and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to reduced working capital requirements during that period and collection of receivables from revenue earlier in the year. We have also benefited from a more rapid cash conversion cycle in our DTC segment as that business continues to grow. As a result, we used cash flows generated from operating activities to repay all amounts outstanding under the Revolving Facility during the third quarter of fiscal 2018.
Cash flows from operating activities
Cash flows generated from operating activities for the fiscal year ended March 31, 2018 were $126.2 million compared to $39.3 million for the fiscal year ended March 31, 2017. The increase of $86.9 million was primarily due to a $93.5 million increase in cash from the normal course of business, a $12.9 million decrease in income taxes paid, and a $2.7 million decrease in interest paid, partially offset by a $22.2 million increase in working capital requirements.
Cash generated from operating activities for the fiscal year ended March 31, 2017 was $39.3 million compared to cash used in operating activities of $6.4 million for the fiscal year ended March 31, 2016. The increase in cash from operating activities of $45.8 million was primarily due to an increase in income before non-cash items of $9.7 million and a lower use of cash in working capital by $57.7 million, offset by increases in tax installments of $16.6 million and in interest payments of $5.0 million.
Cash flows from investing activities
Cash flows used in investing activities for the fiscal year ended March 31, 2018 were $34.4 million compared to $27.0 million for the fiscal year ended March 31, 2017. The increase of $7.4 million was primarily related to the expansion of our manufacturing and distribution facilities and the opening of our Boston, Calgary, Chicago and London retail stores, the build out of shop-in-shop initiatives with our retail partners, and investment in information technology to support our business operations in fiscal 2018. The cash used in investing activities for the fiscal year ended March 31, 2018 was all funded through cash generated from operations during the period.
Cash flows used in investing activities for the fiscal year ended March 31, 2017 was $27.0 million compared to $21.8 million for the fiscal year ended March 31, 2016. The increase in cash used for investing activities of $5.2 million was primarily due to increased activity in the DTC channel as the Company prepared for retail store openings in Toronto, New York City and London and opened e-commerce sites in the U.K. and France.
Cash flows from financing activities
Cash used in financing activities for the fiscal year ended March 31, 2018 was $7.9 million compared to $9.9 million for the fiscal year ended March 31, 2017. The outflow of cash in fiscal 2018 relates primarily to the repayment of the balance of the Revolving Facility of $8.9 million. In fiscal 2017, the company effected recapitalization and refinancing transactions which resulted in the repayment of subordinated debt of $85.3 million and the distribution of capital of $121.5 million to the principal shareholders, funded by an increase in the Term Loan Facility of $147.6 million and net proceeds of the public share offering of $98.1 million. The Revolving Facility refinanced the previous credit facility, with a decrease in the outstanding balance of $49.0 million over the year.
Cash used in financing activities for the fiscal year ended March 31, 2017 was $9.9 million compared to cash generated from financing activities of $29.6 million for the fiscal year ended March 31, 2016. The increase in cash used in financing activities of $39.5 million was primarily due to the Recapitalization and the IPO that took place during the fiscal year ended March 31, 2017 as described above. During the fiscal year ended March 31, 2016, we increased our borrowings under our credit facility by $121.5 million, issued subordinated debt of $3.0 million and issued preferred shares of $2.0 million.
Indebtedness
The following table presents our indebtedness, net of cash, as at March 31, 2018 and March 31, 2017.

	March 31, 2018	March 31, 2017	$ Change
CAD $000’s
Cash and cash equivalents	95,290	9,678	85,612
Revolving facility	—	(8,713)	8,713
Term loan facility	(146,649)	(151,581)	4,932
Net debt position	(51,359)	(150,616)	99,257

For the fiscal year ended March 31, 2018, the net debt position was $51.4 million compared to $150.6 million for the fiscal year ended March 31, 2017. The decrease in net debt of $99.3 million was due to an $85.6 million increase in cash as discussed above, repayment of $8.7 million of the principal amount owing under the Revolving Facility with cash generated from operations, and a decrease of $4.9 million in the value of the principal amount owing under the Term Loan Facility due to a weaker U.S. dollar.
Revolving Facility
On June 3, 2016, Canada Goose and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into the Revolving Facility with a syndicate of lenders. The Revolving Facility has commitments of $200.0 million, with a seasonal increase up to $250.0 million during the peak season from June 1 through November 30 (increased on August 15, 2017 from $150.0 million and $200.0 million in the peak season). In addition, the Revolving Facility includes a letter of credit commitment in the amount of $25.0 million. All obligations under the Revolving Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., Swiss, U.K. and Canadian subsidiaries. The Revolving Facility has a five-year term and provides for customary events of default.
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
A commitment fee is charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit, will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of one thousand dollars per month.
The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the fiscal year ended March 31, 2018, the Company was in compliance with all covenants.
As at March 31, 2018, the Company has repaid all amounts owing on the Revolving Facility and has included $1.7 million of related deferred financing charges in other long-term liabilities. As at March 31, 2017, there was $6.6 million outstanding on the Revolving Facility, net of deferred financing charges of $2.1 million. The Company has unused borrowing capacity under the Revolving Facility of $97.8 million as at March 31, 2018 compared to $80.7 million as at March 31, 2017. Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes and are available in Canadian dollars, U.S. dollars, and Euros and, subject to an aggregate cap of $40.0 million, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility.
Term Loan Facility
On December 2, 2016, the Company and Canada Goose Inc. entered into the Term Loan Facility, with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders, which matures on December 2, 2021. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default. On August 15, 2017, the lenders under the Term Loan Facility syndicated their commitments to a new group of lenders. The Company’s obligations under the Term Loan Facility remain substantially unchanged.
The interest rate on the loan outstanding under the Term Loan Facility is the LIBOR Rate (subject to a minimum rate of 1.00% per annum) plus an Applicable Margin of 4.00%. The loan can also be maintained as an ABR loan which bears interest at ABR plus an Applicable Margin which is 1.00% less than that for LIBOR loans.
The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains non-financial covenants. As at and during the fiscal year ended March 31, 2018, the Company was in compliance with all covenants.
As at March 31, 2018, we had $146.6 million (US$113.8 million) aggregate principal amount outstanding under the Term Loan Facility compared to $151.6 million (US$113.8 million) as at March 31, 2017. Amounts prepaid or repaid under the Term Loan Facility may not be re-borrowed.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares) and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDA to long-term debt, reflecting the seasonal change in the business as working capital builds through the second fiscal quarter.  The board of directors of the Company monitors the Company’s capital management on a regular basis.  We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of its strategy, economic conditions, and the risk characteristics of the business.

Contractual Obligations
The following table summarizes our significant contractual obligations and other obligations as at March 31, 2018:

	Fiscal year ended March 31
CAD $000s	2019	2020	2021	2022	2023	Thereafter	Total
Accounts payable and accrued liabilities	109,556	—	—	—	—	—	109,556
Revolving Facility	—	—	—	—	—	—	—
Term Loan Facility	—	—	—	146,649	—	—	146,649
Interest commitments relating to long-term debt(1)	8,618	8,618	8,618	5,746	—	—	31,600
Foreign exchange forward contracts	(1,368)	—	—	(3,867)	—	—	(5,235)
Operating leases	16,711	17,283	17,449	17,378	17,511	64,884	151,216
Pension obligation	—	—	—	—	—	1,390	1,390
Total contractual obligations	133,517	25,901	26,067	165,906	17,511	66,274	435,176

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan Facility of 5.88% as at March 31, 2018.
As at March 31, 2018, we had additional long-term liabilities which included provisions for warranty, agent termination fees, sales returns, and asset retirement obligations, and deferred income tax liabilities. These long-term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
OFF-BALANCE SHEET ARRRANGEMENTS
The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As of June 13, 2018, there were 37,969,814 subordinate voting shares issued and outstanding, and 70,894,076 multiple voting shares issued and outstanding.
As at June 13, 2018, there were 3,173,729 options outstanding under the Company’s equity incentive plans, 1,305,433 of which were vested as of such date. Each such option is or will become exercisable for one subordinate voting share.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency exchange rates and interest rates.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Annual Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, Euros, Pounds Sterling, and Swiss Francs, through its foreign operations in the U.S., U.K., France, and Switzerland. Net monetary assets denominated in currencies other than Canadian dollars are translated into Canadian dollars at the foreign currency exchange rate in effect at each balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses incurred in foreign currencies are translated into Canadian dollars at exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact. From fiscal 2016 through fiscal 2018, we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in the U.S. dollar, Euro, Pound Sterling, and Swiss Franc exchange rates for revenues and purchases. Beginning in fiscal 2017, certain foreign exchange forward contracts have been designated and accounted for as cash flow hedges.
Foreign currency forward exchange contracts outstanding as at March 31, 2018 related to operating cash flows are as follows:

(000s)	Contract Amount		Primary Currencies
Forward exchange contract to purchase currency	CHF	4,275	Swiss Francs
	US$	48,370	U.S. dollars
		€15,987	Euros

Forward exchange contract to sell currency	US$	90,060	U.S. dollars
		€28,915	Euros
		£20,285	Pounds Sterling
Foreign exchange risk on long-term debt
Amounts available for borrowing under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. As at March 31, 2018, the Company had repaid all amounts owing under the Revolving Facility. Based on our outstanding balance of $146.6 million (US$113.8 million) under the Term Loan Facility as at March 31, 2018, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $1.1 million (2017 - $1.2 million) solely as a result of that exchange rate fluctuation’s effect on the debt.
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk related to principal and interest payments on the Term Loan Facility which is denominated in U.S. dollars.

The Company entered into a long-dated forward exchange contract to buy $75.0 million, or US$59.4 million in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on the related principal amount of the Term Loan Facility over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
The Company also entered into a cross-currency swap by selling $50.0 million, or US$40.0 million in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50.0 million fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the related hedged transactions impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50.0 million fixed rate debt bearing interest at a rate of 5.80% and receiving $50.0 million, or €34.0 million in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in the Company’s European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Revolving Facility and Term Loan Facility. As at March 31, 2018, the Company has repaid all amounts owing on the Revolving Facility. The amount owing under our Term Loan Facility was $146.6 million as at March 31, 2018, which currently bears interest at 5.88%. Based on the weighted average amount of borrowings outstanding under the Revolving Facility during the fiscal year ended March 31, 2018, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.6 million in the year. Correspondingly, a 1.00% increase in the average interest rate on our Term Loan Facility would have increased interest expense by an additional $1.5 million, to the extent that the risk is not hedged. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
On December 9, 2013, the Company entered into the Management Agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the closing of the IPO on March 21, 2017, in accordance with the terms of the Management Agreement. During the fiscal year ended March 31, 2018, the Company incurred management fees of $nil (2017 — $10.3 million, including $9.6 million paid on termination, 2016 — $1.1 million).
During the fiscal year ended March 31, 2018, we incurred interest expense of $nil (2017 —$3.8 million, 2016 —$5.6 million) on the subordinated debt owed to Bain Capital which was incurred in connection with the Acquisition. The subordinated debt and accrued interest was repaid in full on December 2, 2016 in connection with the Recapitalization. As at March 31, 2016, accrued interest on the subordinated debt of $1.9 million was included in accounts payable and accrued liabilities.
In connection with the Recapitalization on December 2, 2016, we made a secured, demand, non-interest bearing shareholder advance of $63.6 million to DTR LLC (“DTR”), an entity indirectly controlled by our President and Chief Executive Officer, to be extinguished by its settlement against the redemption price for the redemption of the Class D preferred shares of the Company owned by DTR. DTR pledged all of its Class D preferred shares as collateral for the shareholder advance. On January 31, 2017, the Class D preferred shares were redeemed and the shareholder advance was settled in full.
During the fiscal year ended 2018, the Company incurred expenses of $1.1 million (2017 - $0.3 million) for business services to companies affiliated with members of its Board of Directors. The Company also incurred expenses for travel of $0.3 million (2017 - $0.5 million) to companies related to certain shareholders and $nil (2017 - $0.1 million) to an affiliate controlled by the majority shareholder for IT services.
For a discussion of additional related party transactions see Item 7B. — “Major Shareholders and Related Party Transactions” — “Related Party Transactions”.
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the board of directors of the Company.

Key management compensation
Key management consists of the Board of Directors, the President and Chief Executive Officer and the executives who report directly to the President and Chief Executive Officer.

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
CAD $000s
Short term employee benefits	10,350	5,354	3,484
Long term employee benefits	49	22	12
Termination benefits	240	400	—
Share-based compensation	1,582	4,527	186
Compensation expense	12,221	10,303	3,682

CRITICAL ACCOUNTING POLICES AND ESTIMATES
Our Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Annual Financial Statements.
Revenue recognition. Wholesale revenue from the sale of goods to third party resellers, net of an estimated allowance for sales returns, is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which, depending upon the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third-party warehouse or arrive at the reseller’s facilities, and there is no continuing management involvement or obligation affecting the acceptance of the goods. The Company, at its discretion may cancel all or a portion of any firm wholesale sales order. We are therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are included in accrued liabilities in the statement of financial position.
Revenue through e‑commerce operations and retail stores are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated allowance for sales returns. Management bases its estimates on historical results, taking into consideration the type of customer, transaction, and specifics of each arrangement. Our policy is to sell merchandise through the DTC channel with a limited right to return, typically within thirty days. Accumulated experience is used to estimate and provide for such returns, which are recorded as liabilities on the statement of financial position. The return policy is extended during the holiday shopping period to accommodate a higher volume of activity and purchases given as gifts.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality, and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Impairment of non-financial assets (goodwill, intangible assets, and property and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets’ impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital and capital investment consistent with strategic plans presented to the board of directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
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
Functional currency. Items included in the consolidated financial statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is our functional and presentation currency.
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
Non-derivative financial assets include cash and trade receivables and are classified as loans and receivables and measured at amortized cost. The Company initially recognizes receivables and deposits on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when the rights to receive the contractual cash flows on the financial asset are transferred in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

b.	Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, Revolving Facility, and Term Loan Facility. The Company initially recognizes debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

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
The Company is exposed to the risk of currency fluctuations and have entered into currency derivative contracts to hedge its exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedging transactions. The Company also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows and translation gains or losses of hedged items, where applicable.
The fair value of a hedging derivative is classified as a current asset or liability when the maturity of the hedged item is less than twelve months, and as a non-current asset or liability when the maturity of the hedged item is more than twelve months.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and in net investment hedges of a foreign operation are recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects earnings. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts previously recognized in other comprehensive income are reclassified and included in the initial measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income. Amounts included in other comprehensive income for net investment hedges are reclassified to net income when the related foreign operation is disposed of or sold. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk”.
Share-based payments. Share-based payments are valued based on the grant date fair value of these awards and the Company records compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques. The compensation expense related to the options is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.
The Company has issued stock options to purchase subordinate voting shares under its equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). Stock options were granted to certain executives of the Company under the

Legacy Plan with vesting contingent upon meeting service, performance goals and exit event conditions. There are two types of stock options outstanding that were granted under the Legacy Plan: service-vested options generally vest over five years of service, and performance-based and exit event options vest upon attainment of performance conditions and the occurrence of an exit event. Stock options have also been granted to certain executives under the Omnibus Plan with service-based vesting, generally over four years.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement and risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
Sales returns. Sales returns relate primarily to goods sold through the DTC sales channel which have a limited right of return, typically within 30 days. The Company bases its estimate on historical return rates in its e-commerce and retail stores and reviews its actual returns experience periodically to assess the appropriateness of the return rates used.
CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
The Company adopted amendments to IAS 7, Statement of Cash Flows, which are effective for annual periods beginning on or after January 1, 2017. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Implementation of the standard has not had a material effect on the Annual Financial Statements.
The Company adopted amendments to IAS 12, Income Taxes, which are effective for the year beginning on or after January 1, 2017. The amendments clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. Implementation of the standard has not had a material effect on the Annual Financial Statements.
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
Revenue
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 15, Revenue from Contracts with Customers to replace the detailed guidance on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements.
Management has evaluated each of the five steps in the new revenue recognition model for the Company’s revenue streams. Through its evaluation, management does not expect the new revenue guidance will have a significant impact to the Company’s consolidated statement of financial position or the consolidated statement of earnings in comparison to the current revenue recognition guidance.
The Company will adopt this guidance effective April 1, 2018 using the retrospective approach with cumulative effect, resulting in no adjustment to opening retained earnings. IFRS 15 is not expected to materially impact the timing or the amounts recognized in the Company’s operating results due to the nature of the contracts it has in place.
Financial instruments
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model.
Management has evaluated the changes introduced by IFRS 9. Through its evaluation, management determined that the new financial instruments guidance will not have a significant impact to the Company’s consolidated statement of financial position or the consolidated statement of income.
The Company will adopt this guidance effective April 1, 2018, resulting in no significant adjustment to opening retained earnings.
Leases
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15 has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act.
Based on management’s evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2018 as a result of the material weaknesses in the Company’s internal control over financial reporting described below.
Notwithstanding these material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the fiscal years ended March 31, 2018 and 2017, filed as part of this annual report fairly present in all material respects the Company’s financial position, results of operations, changes in equity, and cash flows for the periods presented, in accordance with IFRS.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) and has designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.
Management of the Company, under the supervision and with the participation of the CEO and CFO, conducted as evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (“COSO 2013”). Based on evaluation performed, management concluded that the material weaknesses described below existed as of March 31, 2018.
A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls. As a result of the identified material weaknesses, management, including the CEO and CFO, concluded that internal control over financial reporting was not effective as of March 31, 2018. Deloitte LLP, the independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2018. Their attestation report is included in this annual report.
There were no material adjustments to our Annual Financial Statements for the period ended March 31, 2018.  However, we identified control deficiencies in aggregate that constitute material weaknesses in four components of internal control as defined by COSO 2013 (Risk Assessment, Control Activities, Information and Communication, and Monitoring).  As the Company has experienced significant expansion of operations and revenue growth, we have increased the number of personnel in our organization and specifically in our financial reporting team.  Despite this progress, management determined it did not design and maintain effective controls over the following, each of which is a material weakness: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data; and (c) the accuracy and completeness of information used in the execution of internal controls primarily related to spreadsheets created from data extracted from our enterprise resource planning (“ERP”)  system.  As a result, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis in the future.
Remediation Plan and Activities
Management has taken the following steps to address the material weaknesses described above:

•	Hired a Director of Internal Audit to lead the monitoring and testing of internal controls over financial reporting;

•	Implemented enhanced procedures and evidence standards for movement and adjustments to inventory quantities;

•	Implemented a process for monitoring the sales order confirmations to customers; and

•	Added control remediation goals to management’s formal performance objectives to increase control accountability and ownership.
Management anticipates taking the following additional steps during fiscal 2019:

•	Hiring additional employees with cost accounting expertise and capacity;

•	Hiring a fulltime Director of Internal Controls and supporting staff to drive control literacy and communication among control owners; and

•
Engaging a third party to assist with evaluating all sources of information used in controls, developing and implementing a comprehensive control framework for this information and training control owners on the related control execution and evidencing.

In addition to the plans outlined above, management has commenced an upgrade of its existing ERP system with implementation planned for fiscal 2020. The upgraded ERP system will support business scalability and enhance internal controls through increased process automation.
Senior management has discussed the material weaknesses described above with the Audit Committee, which will continue to review progress on these remediation activities.
As the Company continues to evaluate and work to improve its internal control over financial reporting, management may determine to take additional measures to address control deficiencies. The material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified above. See “Risk Factors.”  Management, including the CEO and CFO, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

Changes in Internal Control over Financial Reporting
As of March 31, 2017, management had identified certain material weaknesses in the Company’s internal control over financial reporting, which we remediated during fiscal 2018.  During fiscal 2017, management made the following changes to internal control over financial reporting in order to remediate the identified material weaknesses:

•
Management established formal policies and procedures to govern the significant activities of the Company, including accounting policies and procedures in accordance with IFRS and financial reporting and closing procedures.

•	The Company hired eight experienced employees in the accounting and reporting functions, including a Senior Director with 12 years of public accounting and reporting experience.

•
Management undertook a number of actions to remedy the material weakness associated with privlileged user access and the segregation of duties through user provisioning, including strengthening user profile controls, separating a user’s ability to create and post journal entries in the general ledger module of the Company’s ERP system and implementation of a user profile conflict assessment and monitoring tool.

Other than those described above, there have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-5(f) under the Exchange Act) during the quarter and year ended March 31, 2018, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of June 13, 2018. Unless otherwise stated, the business address for our directors and officers is c/o Canada Goose Holdings Inc., 250 Bowie Ave, Toronto, Ontario, Canada M6E 4Y2.

Name	Age	Position
Dani Reiss	44	President and Chief Executive Officer and Director
John Black	60	Chief Financial Officer
Pat Sherlock	45	President, Canada Goose International AG
Ana Mihaljevic	37	Senior Vice President, Planning and Sales Operations
Penny Brook	41	Chief Marketing Officer
Jacob Pat	39	Chief Information Officer
Lee Turlington	63	Chief Product Officer
Kara MacKillop	42	Executive Vice President, People and Culture
Scott Cameron	40	President, Greater China
David Forrest	39	Senior Vice President, General Counsel
Carrie Baker	42	Executive Vice President, Chief of Staff
John Moran	55	Executive Vice President, Manufacturing and Supply Chain
Spencer Orr	40	Senior Vice President, Merchandising and Product Strategy
Rick Wood	47	Chief Commercial Officer
Joshua Bekenstein	59	Director
Jodi Butts	45	Director
Maureen Chiquet	55	Director
Ryan Cotton	39	Director
John Davison	60	Director
Stephen Gunn	63	Director
Jean-Marc Huët	49	Director

Dani Reiss C. M. (Member of the Order of Canada), President and Chief Executive Officer and Director
The grandson of our founder, Mr. Reiss joined the company in 1997 and was named President and Chief Executive Officer of the company in 2001. Mr. Reiss has worked in almost every area of the company and successfully developed our international sales channels prior to assuming the role of President and Chief Executive Officer. Mr. Reiss received a Bachelor of Arts from University of Toronto. Mr. Reiss is the Chairman of our board of directors and brings leadership and operational experience to our board of directors as our President and Chief Executive Officer.

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
Pat Sherlock, President, Canada Goose International AG
Mr. Sherlock joined the company in November 2012 as the Director of Canadian Sales and was named Senior Director of Sales in May 2014, Vice President of Sales Canada in May 2015, Senior Vice President of Global Wholesale in April 2016 and President of Canada Goose International AG in April 2018, overseeing all operations in Europe, the Middle East, Asia and South America. Prior to joining the company, Mr. Sherlock served as the National Sales Manager of New Balance Canada Inc., from January 2008 to November 2012 and Managing Director, Central Eastern Canada for Lothar Heinrich Agencies Ltd. (Warsteiner) from December 2006 to January 2008. He spent 10 years at InBev (Labatt), from 1997 to 2007 most recently as National Field Sales Manager. Mr. Sherlock received a Bachelor of Business Administration and Management from University of Winnipeg.
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

Penny Brook, Chief Marketing Officer
Ms. Brook joined the company in 2014 as European Marketing Director. She most recently served as General Manager and Vice President of International Marketing for the company and was named Chief Marketing Officer in January 2018. Prior to joining the company, Ms. Brook served in progressively senior marketing roles across a wide range of industries including luxury, fashion, consumer electronics and fast-moving consumer goods, at companies such as Mulberry Group plc, Clarks and Philips Electronics. Ms. Brook received a Bachelor of Arts from Kingston University in London.
Jacob Pat, Chief Information Officer
Mr. Pat joined the company as Director of Information Technology in March 2013, and was named Vice President of Information Technology in March 2014, Senior Vice President of Information Technology in April 2017, and Chief Information Officer in April 2018. Prior to joining our team, Mr. Pat served as the Director of Enablement at Momentum Advanced Solutions Inc., a division of OnX, from April 2012 to March 2013, and Manager of QA/Information Technology at Trimble Navigation from August 2008 to April 2012.
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
Kara MacKillop, Executive Vice President, People and Culture
Ms. MacKillop joined the company in September 2014 as the Vice President of Human Resources. She was promoted to Senior Vice President of Human Resources in 2016 and Executive Vice President, People and Culture in April 2018. Prior to joining our team, Ms. MacKillop served as the Director of Human Resources for Red Bull Canada, a company that produces and sells energy drinks, from September 2010 to September 2014, and as Director of Human Resources for Indigo Books and Music from August 2003 until September 2010. Ms. MacKillop received a Bachelor of Science from the University of Western Ontario.

Scott Cameron, President, Greater China
Mr. Cameron joined the company in December 2015 as Chief Strategy and Business Development Officer, was named Executive Vice President e-Commerce, Stores and Strategy in July 2016 and President, Greater China in March 2018. Prior to joining our team, Mr. Cameron spent eight years focused on luxury and apparel retail brands at McKinsey & Co. Toronto, a management consulting firm, most recently as a principal. Mr. Cameron received a Bachelor in Commerce (Honours) degree from Queen’s University and a Master of Business Administration from Harvard Business School, where he was a Baker Scholar.
David Forrest, Senior Vice President, General Counsel
Mr. Forrest joined the company in May 2014 as Director, Legal and was named Senior Director, Legal in May 2015, Vice President, Legal in October 2016 and Senior Vice President, General Counsel in April 2017. Prior to joining the company, Mr. Forrest served as the General Counsel and Corporate Secretary of Thomas Cook North America from May 2012 to May 2014, prior to which he practiced law at Osler, Hoskin & Harcourt LLP, from August 2006 until May 2012. Mr. Forrest received a Bachelor of Laws (with distinction) from Western University in 2006 and a Honours Bachelor of Arts, Applied Economics from Queen’s University in 2002.
Carrie Baker, Executive Vice President, Chief of Staff
Ms. Baker joined the company in May 2012 as the Vice President of Communications and served as Chief of Staff and Senior Vice President until April 2018 when she was named Executive Vice President, Chief of Staff. Prior to joining the company Ms. Baker spent 12 years at High Road Communications, a North American communications agency, from May 2000 to April 2012, serving most recently as Senior Vice President. Ms. Baker received a Bachelor of Arts from the University of Western Ontario.
John Moran, Executive Vice President, Manufacturing and Supply Chain
Mr. Moran joined the company in November 2014 as Vice President of Manufacturing, was promoted in January 2017 to Senior Vice President, Manufacturing and Supply Chain, and was named as Executive Vice President, Manufacturing and Supply Chain in April 2018. Prior to joining the company, Mr. Moran served as Chief Operating Officer at Smith & Vandiver Corp. in 2014 and as Vice President, Operations from October 2003 to March 2011 and later Chief Operating Officer from April 2011 to April 2013 at Robert Talbott Inc. in Monterey, California, a renowned producer of men’s and women’s luxury apparel. Throughout his time with Robert Talbott Inc., Mr. Moran’s responsibilities ranged from strategic planning and business development to sales, sourcing, manufacturing, distribution and finance. Prior to his time with Robert Talbott Inc., Mr. Moran was employed full-time with Gitman Brothers Shirt Company, based in Ashland, Pennsylvania, from 1984 to October 2003 holding positions of varying levels of responsibility in manufacturing, distribution and finance. At the time of his departure in October 2003 he held the position of Chief Operating Officer.

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
Rick Wood, Chief Commercial Officer
Mr. Wood joined the company in November 2017 as Chief Commercial Officer. Prior to joining the company, Mr. Wood most recently served as Executive Director at ArchPoint Consulting and previously held numerous management positions in VF Corporation, including President of Outdoor and Action Sports Coalition for Europe, Middle East and Africa and Vice President and General Manager of VF Outdoor Canada. Throughout his career, Mr. Wood has led teams in sales optimization, product development, marketing, and strategy development and execution, working with global brands including The North Face, Vans, Timberland, Reef, JanSport and SmartWool. Mr. Wood attended the University of Manitoba.
Joshua Bekenstein, Director
Mr. Bekenstein has served as a member of our board of directors since December 2013. He is a Managing Director at Bain Capital. Prior to joining Bain Capital, in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of The Michaels Companies, Inc., BRP Inc., Dollarama Inc., and Bright Horizons Family Solutions Inc. He previously served as a member of the board of directors of The Gymboree Corporation, Burlington Stores, Inc. and Waters Corporation. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration from Harvard Business School. Mr. Bekenstein provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
Jodi Butts, Director
Ms. Butts has served as a member of our board of directors since November 2017. Prior to joining the board, Ms. Butts served as the Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital Toronto. Ms. Butts also serves as the Board Chair of Aereus Technologies Inc., an antimicrobial technology company, as a member of the Board of Governors and Audit Committee of the University of Windsor, as a board member and member of the Risk Management Committee of the Walrus Foundation, advisory board member to Bayshore Home Healthcare, and as the Chair of the World Health Innovation Network. Ms. Butts is also a former member of the Ontario Ministry of Health Expert Panel on Healthcare Sector Supply Chain Integration. As a lawyer and entrepreneur, Ms. Butts was a founding partner of a boutique litigation firm. She received a Bachelor of Arts from University of Windsor, a Master of Arts in Canadian History from the University of Toronto and a Bachelor of Laws from the University of Toronto.
Maureen Chiquet, Director
Ms. Chiquet has served as a member of our board of directors since August 2017. Ms. Chiquet began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet serves as a Trustee to the New York Academy of Art. Ms. Chiquet is also a Trustee to the Yale Corporation and fellow of Yale University, where she received a Bachelor of Arts in literature. Ms. Chiquet provides strong executive, product, marketing and business operations skills to the board of directors.
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of The Michaels Companies, Inc., TOMS Shoes, Virgin Voyages, and Blue Nile. He previously served as a member of the board of directors of Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, and Sundial Brands. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
John Davison, Director
Mr. Davison has served as a member of our board of directors since May 2017. Mr. Davison is currently the Chief Financial Officer and Executive Vice President of Four Seasons Holdings Inc., the luxury hotel and resort management company, a position he has held since 2005 after joining the company as Senior Vice President, Project Financing in 2002. In addition to managing the group’s financial activities, John oversees the company’s information systems and technology area.  Prior to joining Four Seasons Holdings Inc., John spent four years as a member of the Audit and Business Investigations Practices at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the board of IMAX China Holding, Inc. and Benevity, Inc.. John has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988.  He received a Bachelor of Commerce from the University of Toronto.  Mr. Davison provides strong executive and business operations skills to our board of directors.
Stephen Gunn, Director
Mr. Gunn has served as a member of our board of directors since February 2017. He serves as a Co-Chair of Sleep Country Canada Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep

Country Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn serves as the Chair of the board of directors of Dollarama Inc. Mr. Gunn is also the Chair of the audit committee of Cara Operations Limited, and served as a director of Golf Town Canada Inc. from 2008 to 2016. He received a Bachelor of Electrical Engineering from Queens University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
Jean-Marc Huët, Director
Mr. Huët has served as a member of our board of directors since February 2017. He serves as a supervisory board member of Heineken N.V. and of SHV Holdings N.V., and a non-executive director of J2 plc. Mr. Huët served as a director of Formula One from 2012 to January 2017, and was an Executive Director and Chief Financial Officer of Unilever N.V. from 2010 to 2015. Mr. Huët was also Executive Vice President and Chief Financial Officer of Bristol-Myers Squibb Company from 2008 to 2009 and as a member of the Executive Board and Chief Financial Officer of Royal Numico N.V. from 2003 to 2007. Prior to that, he worked at Goldman Sachs International. He received a Bachelor of Arts from Dartmouth College and a Master of Business Administration from INSEAD. Mr. Huët provides strong executive, consumer and financial expertise to our board of directors and valuable experience gained from previous and current board service.
B. Compensation
Board of Director Compensation
Other than Mr. Reiss, whose compensation is included with that of our other named executive officers, only Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts received compensation for their services during fiscal 2018. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts in fiscal 2018:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
John Davison	56,875	295,895	352,770
Stephen Gunn	75,625	—	75,625
Jean-Marc Huët	83,576	—	83,576
Maureen Chiquet	35,489	306,928	342,417
Jodi Butts	31,250	230,944	262,194

(1)
Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Mr. Davison and Mmes. Chiquet and Butts in fiscal 2018. The value was determined in accordance with IFRS 2 “Share-based Payment”.

Mr. Davison was appointed to our board of directors on May 1, 2017. Ms. Chiquet was elected to our board of directors at our annual meeting held on August 15, 2017. Ms. Butts was appointed to our board of directors on November 7, 2017. As compensation for service on our board of directors, the company pays each of Messrs. Gunn, and Davison and Ms. Butts fees of $75,000 per year, Mr. Huët fees of €75,000 per year, and Ms. Chiquet fees of US$75,000 per year. In addition, non-employee directors, other than representatives of Bain Capital, who serve as chairs of the committees of our board of directors are paid an additional $15,000 per year for their service.
In connection with his appointment to our board of directors, Mr. Davison was granted an award of 31,579 options to purchase our subordinated voting shares on June 7, 2017. Following completion of one year of service, he will be entitled to receive an annual equity award valued at $100,000 based on the grant date fair value determined in accordance with IFRS 2.
In connection with her appointment to our board of directors, Ms. Chiquet was granted an award of 42,576 options to purchase our subordinated voting shares on August 24, 2017. Following completion of one year of service, she will be entitled to receive an annual equity award valued at $100,000 based on the grant date fair value determined in accordance with IFRS 2.
In connection with her appointment to our board of directors, Ms. Butts was granted an award of 23,748 options to purchase our subordinated voting shares on November 20, 2017. Following completion of one year of service, she will be entitled to receive an annual equity award valued at $100,000 based on the grant date fair value determined in accordance with IFRS 2.
Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our compensation framework, which consisted of the following elements for fiscal 2018: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.
Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our President and Chief Executive Officer, Dani Reiss, our Chief Financial Officer, John Black, and our three most highly compensated executive officers (other than Mr. Reiss and Mr. Black) who were serving as executive officers on the last day of fiscal 2018. They are Lee Turlington, our Chief Product Officer, Scott Cameron, our President, Greater China, and Kara MacKillop, our Executive Vice President, People and Culture. Messrs. Reiss, Black, Turlington and Cameron and Ms. MacKillop are referred to collectively in this Annual Report as our named executive officers.

The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers during fiscal 2018:

Name and principal position	Salary ($)	Bonus ($)	Option awards ($) (1)	Non-equity incentive plan compensation ($) (2)	All other compensation ($) (3)	Total compensation ($)
Dani Reiss, President and Chief Executive Officer	1,019,231	—	986,314	2,316,420	9,345	4,331,310
John Black, Chief Financial Officer	285,385	219,569	—	—	15,547	520,501
Lee Turlington, Chief Product Officer	451,033	353,741	—	—	312,765	1,117,539
Scott Cameron, President, Greater China	382,212	294,066	—	—	18,521	694,799
Kara MacKillop, Executive Vice President, People and Culture	248,461	201,775	30,818	—	13,716	494,770
(1)     Amounts shown reflect the bonuses earned by our named executive officers in respect of fiscal 2018.

(2)
Amounts shown reflect the grant date fair value of options to purchase subordinate voting shares granted to Mr. Reiss and Ms. MacKillop in fiscal 2018. The values were determined in accordance with IFRS 2 “Share-based Payment”.

(3)
Amounts shown include company-paid life insurance premiums of $688, $488, $195, $567 and $444 paid on behalf of Messrs. Reiss, Black, Turlington, and Cameron and Ms. MacKillop, respectively. Amounts shown for Mr. Reiss includes the incremental cost to the Company of his health and welfare benefits ($100) and his use of supplemental health coverage ($4,390). Amounts shown also include complimentary jackets to which Messrs. Reiss and Black and Ms. MacKillop were entitled in fiscal 2018 of $31,811, $1,750, and $325, respectively. Amount shown for Mr. Turlington includes his accommodation and travel allowances ($271,918), described below under ‘Agreements with our Named Executive Officers’, as well as a foreign exchange conversion amount ($1,081) paid to Mr. Turlington, a U.S. employee, in fiscal 2018.

Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels reflect the executive’s title, experience, level of responsibility, and performance. Messrs. Reiss, Black, Turlington and Cameron and Ms. MacKillop received base salary increases in fiscal 2018, effective as of April 1, 2018. Mr. Reiss’s base salary increased to $1,020,000, Mr. Black’s base salary increased to $291,312, Mr. Turlington’s base salary increased to US$357,000, Mr. Cameron’s base salary increased to $382,500, and Ms. MacKillop’s base salary increased to $250,000 in each case.
Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the company. Fiscal 2018 bonuses earned by Messrs. Reiss, Black, Turlington and Cameron and Ms. MacKillop are reflected in the compensation table above.
For fiscal 2018, Mr. Reiss was eligible to earn a target annual bonus equal to 75% of his base salary, based on the achievement of pre-established fiscal 2018 EBIT targets. Target EBIT was approved by our board of directors at the beginning of fiscal 2018 in connection with the annual budgeting process, with target EBIT set at $92.4 million and payout of Mr. Reiss’s bonus being earned at 100% upon achievement of EBIT of 100% of target. No portion of Mr. Reiss’s bonus was eligible to be earned if EBIT was determined to have been achieved at 85% or less below target. Achievement of EBIT between 85% of target and less than 100% of target would have resulted in Mr. Reiss’s bonus being earned on a straight-line basis between 0% and 100%. Achievement of EBIT above 100% of target would have resulted in the EBIT component of Mr. Reiss’s bonus being earned at 100% of target plus 4.4% of target for each 1% over target EBIT. Our board of directors determined that Mr. Reiss earned a fiscal 2018 bonus of 303% of target based on a deemed achievement of 2018 EBIT, as adjusted, of 146% of target.
Messrs. Black, Turlington and Cameron and Ms. MacKillop were eligible to earn annual bonuses for fiscal 2018 under a broad-based annual bonus plan for salaried employees targeted at 40% (Messrs. Black, Turlington and Cameron) and 35% (Ms. MacKillop) of target of their base salaries. Bonuses were eligible to be earned under the plan based on the achievement of pre-established EBIT targets and a participant’s individual performance review for fiscal 2018. Target EBIT for purposes of our fiscal 2018 annual bonus plan was determined the same as for Mr. Reiss, with target EBIT also set at $92.4 million. No bonuses were eligible to be paid under the plan for achievement of EBIT at less than 80% of target or an individual performance rating of “needs immediate improvement”. Upon achievement of EBIT of at least 80% of target, a participant could receive an annual bonus depending on an individual performance rating of “exceptional,” “leading,” “tracking,” or “inconsistent,” with ranges of bonuses as a percentage of target eligible to be earned at each performance rating. Achievement of EBIT between 80% or target and less than 100% of target would have resulted in a participant’s bonus being earned on a straight-line basis between 0% and 100%. At “leading” rating, achievement of EBIT above 100% of target would have resulted in the EBIT component of a participant’s bonus being earned at 100% of target plus 2% of target for each 1% over target EBIT. Messrs. Black, Turlington, and Cameron and Ms. MacKillop were determined to earn fiscal 2018 bonuses each equal to 192%, 192%, 192% and 231% of target, respectively.

Executive Employment Agreements
We have entered into an employment agreement with each of our named executive officers. The terms of the agreements are as follows.
Compensation and Bonus Opportunities
Under his amended and restated employment agreement, effective March 9, 2017, Mr. Reiss is entitled to an annual base salary of $1,000,000, subject to annual review and increase by our board of directors. He received a base salary increase in fiscal 2018 as described above under “Base Salary”. Mr. Reiss is also eligible for an annual incentive bonus targeted at 75% of his annual base salary. The employment agreement also provides for an annual equity grant to Mr. Reiss under our long-term equity incentive plan.
Under his employment agreement, effective June 26, 2013 and amended as of July 8, 2013, Mr. Black is entitled to an annual base salary of $250,000, subject to annual review. He received a base salary increase in fiscal 2018 as described above under “Base Salary”. Mr. Black is also eligible for an annual incentive bonus targeted at 25% of his annual base salary, which was increased in fiscal 2017 to 40% of his annual base salary. In connection with Mr. Black’s retirement, we entered into an agreement as of June 4, 2018, which provides that he will be eligible for an annual incentive bonus for fiscal 2019 on a prorated basis and confirms that the remainder of his previously granted option awards would continue to vest in accordance with their terms.
Under his employment agreement, effective March 16, 2016, Mr. Turlington is entitled to an annual base salary of US$350,000, subject to annual review and increase. He received a base salary increase in fiscal 2018 as described above under “Base Salary”. Mr. Turlington is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary. Mr. Turlington’s employment agreement further provides for reimbursement of up to $60,000 per year for accommodations and reasonable transportation while in Toronto for Canada Goose business, as well as a travel allowance of up to $30,000 for Mr. Turlington and his family to travel between their home in the United States and Toronto. These reimbursement amounts were subsequently increased in March 2017 to $9,450 per month, retroactive to September 1, 2016, grossed up for applicable taxes, and paid in full in fiscal 2018.
Under his employment agreement, effective October 29, 2015 and amended as of July 7, 2016, Mr. Cameron is entitled to an annual base salary of $375,000, subject to annual review. He received a base salary increase in fiscal 2018 as described above under “Base Salary”. Mr. Cameron is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary.
Under her employment agreement, effective August 28, 2014, Ms. MacKillop is entitled to an annual base salary of $180,000, subject to annual review. Ms. MacKillop received a base salary increase in fiscal 2018 as described above under “Base Salary”. Ms. MacKillop is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 25% of her annual base salary, which was increased in fiscal 2017 to 35% of her annual base salary.

Severance
If Mr. Reiss’s employment were terminated by us without cause or he resigned for good reason, he would be entitled to (i) a severance amount representing two times his annual base salary plus two times the average amount of the annual bonus earned by Mr. Reiss in the two complete fiscal years preceding the date of his termination of employment, (ii) a pro rata bonus amount for the year in which the termination occurs, based on the actual bonus amount paid in the prior year and (iii) continued participation in our benefit plans for a period of 24 months following the date of termination of employment.
If Mr. Black’s employment were terminated by us without cause, he would be entitled to notice or pay in lieu of notice and benefits continuation for nine months. As previously announced, Mr. Black will retire from his position as Chief Financial Officer during fiscal 2019.
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
If Mr. Cameron’s employment were terminated by us without cause, he would be entitled to notice or pay in lieu of notice and benefits continuance equal to two weeks’ notice plus an additional four weeks per year of completed service, up to a maximum of 52 weeks.
If Ms. MacKillop’s employment were terminated by us without cause, she would be entitled to notice or pay in lieu of notice and benefits continuation for 10 months.
Equity-Based Compensation
Mr. Reiss and Ms. MacKillop were our only named executive officers granted equity awards in fiscal 2018. On June 1, 2017, each of Mr. Reiss and Ms. MacKillop was granted options to purchase 105,263 and 3,289 of our subordinate voting shares, respectively. One-quarter of Mr. Reiss’ and Ms. MacKillop’s awards vested on June 1, 2018 and one-quarter of each award is eligible to vest on each of June 1, 2019, June 1, 2020 and June 1, 2021.

The following table sets forth information regarding equity awards held by our named executive officers as of March 31, 2018:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date
Dani Reiss(1)	—	105,263	—	30.73	6/1/2027
John Black(2)	296,729	148,365	—	0.02	4/17/2024
Lee Turlington(3)	28,197	—	169,182	4.62	4/1/2026
Scott Cameron(4)	118,426	266,463	—	4.62	1/4/2026
Kara MacKillop	30,432	88,890	—	0.25	9/8/2024(5)
	—	3,289	—	30.73	6/1/2027(6)

(1)
Mr. Reiss was granted 105,263 options to purchase subordinate voting shares on June 1, 2017. His options are subject to time-based vesting of 25% on each of June 1, 2018, June 1, 2019, June 1, 2020 and June 1, 2021.

(2)
Mr. Black was granted 548,311 options to purchase Class B Common Shares and 822,467 options to purchase Class A Preferred Shares on April 17, 2014, which options were exchanged for 741,821 subordinate voting shares in connection with a recapitalization of the Company’s authorized and outstanding share capital on December 2, 2016 (the “Recapitalization”). One third of his options are subject to time-based vesting of 40% on December 9, 2015 and 20% on each of December 9, 2016, December 9, 2017 and December 9, 2018 (“Black Time-Based Options”). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (“Black Performance-Based Options”). The Black Performance-Based Options are subject to the same time-based vesting schedule as the Black Time-Based Options and, as of March 31, 2018, the performance metrics applicable to the Black Performance-Based Options had been achieved. The Black Time-Based Options and the time-vesting component of the Black Performance-Based Options will accelerate in full upon a change of control.

(3)
Mr. Turlington was granted 192,664 options to purchase Class B Common Shares and 288,998 options to purchase Class A Preferred Shares on April 1, 2016, which options were exchanged for 253,773 subordinate voting shares in connection with the Recapitalization. His options are subject to both time-based and performance-based vesting, with one-third of his options becoming eligible to vest on each of the first, second and third anniversary of the grant date, provided that the performance milestones described in the award agreement are met prior to the applicable vesting date. The performance milestones include specific product development and organization goals and, as of March 31, 2018, the performance milestones applicable to two-thirds of Mr. Turlington’s options had been achieved. The vesting of Mr. Turlington’s options will accelerate in full upon a change of control.

(4)	Mr. Cameron was granted 337,162 options to purchase Class B Common Shares and 505,745 options to purchase Class A Junior Preferred Shares on January 4, 2016, which options were exchanged for

444,102 subordinate voting shares in connection with the Recapitalization. One third of his options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (“Cameron Time-Based Options”). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (“Cameron Performance-Based Options”). The Cameron Performance-Based Options are subject to the same time-based vesting schedule as the Cameron Time-Based Options and, as of March 31, 2018, the performance metrics applicable to the Cameron Performance-Based Options had been achieved. The Cameron Time-Based Options and the time-vesting component of the Cameron Performance-Based Options will accelerate in full upon a change of control.

(5)
Ms. MacKillop was granted 168,712 options to purchase Class B Common Shares and 253,067 options to purchase Class A Junior Preferred Shares on September 8, 2014, which options were exchanged for 222,222 subordinate voting shares in connection with the Recapitalization. One third of her options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (“MacKillop Time-Based Options”). The remaining two-thirds of her options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (“MacKillop Performance-Based Options”). The MacKillop Performance-Based Options are subject to the same time-based vesting schedule as the MacKillop Time-Based Options and, as of March 31, 2018, the performance metrics applicable to the MacKillop Performance-Based Options had been achieved. The MacKillop Time-Based Options and the time-vesting component of the MacKillop Performance-Based Options will accelerate in full upon a change of control.

(6)
Ms. MacKillop was granted 3,289 options to purchase subordinate voting shares on June 1, 2017. Her options are subject to time-based vesting of 25% on each of June 1, 2018, June 1, 2019, June 1, 2020 and June 1, 2021.

All Other Compensation - Benefits and Perquisites
Our full-time employees, including our named executive officers, are eligible to participate in our health and welfare benefit plans, which include medical, dental, vision, basic and dependent life, supplemental life, accidental death, dismemberment and specific loss, long-term disability, and optional critical illness insurance. Employees are also eligible to receive continuing education support and to participate in our employee purchase program, which allows employees to purchase a specified number of jackets and accessories at 50% of the manufacturer’s suggested retail price. Our named executive officers participate in these plans on a slightly better basis than other salaried employees, including in some instances with slightly lower deductibles, better cost-sharing rates and the ability to purchase supplemental health coverage. Our named executive officers, other than Mr. Reiss, are also entitled to three complimentary jackets each calendar year. Mr. Reiss is entitled to 100 complimentary jackets each calendar year.
Retirement Plans
In fiscal 2018, Messrs. Black and Cameron and Ms. MacKillop participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. Salaried employees in Toronto (including Messrs. Reiss, Black, Turlington and Cameron and Ms. MacKillop) may defer a portion of their annual earnings into the RSP and may make additional voluntary contributions. We will match any such employee contributions, other than those of Mr. Reiss, by making a contribution to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. (referred to as the DPSP), a broad-based defined contribution plan offered to all of our full-time salaried employees. The match is equal to 100% of a participant’s contributions to the RSP up to 3% of the participant’s annual base salary. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
Omnibus Plan
The Canada Goose Holdings Inc. Omnibus Incentive Plan (the “Omnibus Plan”) allows for a variety of equity-based awards that provide different types of incentives to be granted to our directors, executive officers, employees and consultants, including options, share appreciation rights, unvested shares and restricted share units, collectively referred to as awards. Our board of directors is responsible for administering the Omnibus Plan, and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the Omnibus Plan.
Our board of directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom awards shall be granted and determine, if applicable, the number of subordinate voting shares to be covered by such awards and the terms and conditions of such awards. As of March 31, 2018, the number of subordinate voting shares reserved for issuance under the Omnibus Plan is equal to 7,191,666 subordinate voting shares and the number of subordinate voting shares reserved for issuance under our Canada Goose Holdings Inc. Stock Option Plan (the “Legacy Plan”), under which no further awards may be made, is equal to 3,308,334 subordinate voting shares (representing in aggregate 10,500,000 subordinate voting shares). Subordinate voting shares underlying options terminated, surrendered or cancelled under the Legacy Plan will become available for issuance under the Omnibus Plan. If an outstanding award expires or is terminated, surrendered or cancelled for any reason without having been exercised or settled in full, or if subordinate voting shares acquired pursuant to an award subject to forfeiture are forfeited, the subordinate voting shares covered by such award, if any, will again be available for issuance under the Omnibus Plan. Subordinate voting shares will not be deemed to have been issued pursuant to the Omnibus Plan with respect to any portion of an award that is settled in cash.
Individual Limits. The maximum number of shares for which options may be granted and the maximum number of shares subject to share appreciation rights which may be granted to any person in any fiscal year is, in each case, 200,000 shares. The maximum number of shares subject to other awards which may be granted to any person in any fiscal year is 200,000 shares. The maximum amount that may be paid to any person in any fiscal year with respect to cash awards is $500,000 and with respect to cash awards with a performance period longer than one year is $1,000,000.
Non-Employee Director Limits. The maximum aggregate grant date fair value, as determined in accordance with IFRS 2, of awards granted to any non-employee director for service as a director pursuant to the Omnibus Plan during any fiscal year, together with any other fees or compensation paid to such director outside of the Omnibus Plan for services as a director may not exceed $500,000 (or, in the fiscal year of any director’s initial service, $750,000).

Insider Participation Limit. The aggregate number of subordinate voting shares issuable to insiders and their associates at any time under the Omnibus Plan, the Legacy Plan or any other proposed or established share compensation arrangement, shall not exceed 10% of the issued and outstanding subordinate voting shares and multiple voting shares, and the aggregate number of subordinate voting shares issued to insiders and their associates under the Omnibus Plan, the Legacy Plan or any other proposed or established share compensation arrangement within any one-year period shall not exceed 10% of the issued and outstanding subordinate voting shares and multiple voting shares.
Options. All options granted under the Omnibus Plan will have an exercise price determined and approved by our board of directors at the time of grant, which shall not be less than the market price of the subordinate voting shares on the date of the grant. For purposes of the Omnibus Plan, the market price of the subordinate voting shares as at a given date shall be the volume weighted average trading price on the TSX for the five trading days before such date.
Subject to any vesting conditions, an option shall be exercisable during a period established by our board of directors which shall not be more than ten years from the grant date of the option. The Omnibus Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.
Share Appreciation Rights. For share appreciation rights granted under the Omnibus Plan, the participant, upon exercise of the share appreciation right, will have the right to receive a number of subordinate voting shares equal in value to the excess of: (a) the market price of a subordinate voting share on the date of exercise over (b) the grant price of the share appreciation right as determined by the board of directors, which grant price cannot be less than the market price of a subordinate voting share on the date of grant. Subject to any vesting conditions imposed by our board of directors, a share appreciation right shall be exercisable during a period established by our board of directors which shall not be more than ten years from the date of the granting of the share appreciation right. The Omnibus Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period.
Unvested Shares. Our board of directors is authorized to grant awards of subordinate voting shares subject to vesting conditions to eligible persons under the Omnibus Plan. The subordinate voting shares awarded with vesting conditions will be subject to such restrictions and other conditions as our board of directors may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the board of directors determines (and, thereupon, the subordinate voting shares awarded would not be subject to any different restrictions or conditions from the other subordinate voting shares of the company).
Restricted Share Units. Our board of directors is authorized to grant restricted share units evidencing the right to receive subordinate voting shares (issued from treasury or purchased on the open market), cash based on the value of a subordinate voting share or a combination thereof at some future time to eligible persons under the Omnibus Plan. The delivery of the subordinate voting shares or cash may be subject to the satisfaction of performance conditions or other vesting conditions.
Performance Criteria. The Omnibus Plan provides that grants of awards under the Omnibus Plan may be made based upon, and subject to achieving, “performance criteria” over a specified performance period.
Adjustments. In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the subordinate voting shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, our board of directors shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.
Trigger Events; Change of Control. The Omnibus Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement, death or disability, may trigger forfeiture or reduce the vesting period, where applicable, of the award, subject to the terms of the participant’s agreement. A participant’s grant agreement or any other written agreement between a participant and us may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. Our board of directors may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option or a share appreciation right is exercisable does not exceed ten years from the date such option or share appreciation right is granted or that the restriction period relating to a restricted share unit does not exceed three years. Similarly, in the event of a change of control, our board of directors has the power, in its sole discretion, to modify the terms of the Omnibus Plan and/or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, our board of directors is entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards.
Amendments and Termination. Our board of directors may suspend or terminate the Omnibus Plan at any time, or from time to time amend or revise the terms of the Omnibus Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the NYSE, the TSX or any other regulatory body having authority over our company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Plan, provided however, subject to any applicable rules of the NYSE and the TSX, the board of directors may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Omnibus Plan or any outstanding award:

•	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

•	any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendment which accelerates the date on which any option or share appreciation right may be exercised under the Omnibus Plan;

•	any amendment to the definition of an eligible person under the Omnibus Plan;

•	any amendment necessary to comply with applicable law or the requirements of the NYSE, the TSX or any other regulatory body;

•
any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan;

•	any amendment regarding the administration of the Omnibus Plan;

•	any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and

•	any other amendment that does not require the approval of the holders of subordinate voting shares pursuant to the amendment provisions of the Omnibus Plan.
For greater certainty, our board of directors shall be required to obtain shareholder approval to make the following amendments:

•	any increase in the maximum number of subordinate voting shares that may be issuable pursuant to the Omnibus Plan;

•
except for adjustments permitted by the Omnibus Plan, any reduction in the exercise price of an option or share appreciation right or any cancellation of an option or share appreciation right and replacement of such option or share appreciation right with an option or share appreciation right with a lower exercise price, to the extent such reduction or replacement benefits an insider;

•	any extension of the term of an award beyond its original expiry time to the extent such amendment benefits an insider;

•	any increase in the maximum number of subordinate voting shares that may be issuable to insiders pursuant to the insider participation limit; and

•	any amendment to the amendment provisions of the Omnibus Plan.
Except as specifically provided in an award agreement approved by our board of directors, awards granted under the Omnibus Plan are generally not transferable other than by will or the laws of descent and distribution. We currently do not provide any financial assistance to participants under the Omnibus Plan.

C. Board Practices
Composition of our Board of Directors
Under our articles, our board of directors will consist of a number of directors as determined from time to time by the directors. Our board of directors is comprised of eight directors. Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2⁄3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors will be elected by the shareholders at each annual general meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.
Director Term Limits and Other Mechanisms of Board Renewal
Our board of directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and governance committee of our board of directors will develop appropriate qualifications and criteria for our board of directors as a whole and for individual directors. In accordance with its mandate, the nominating and governance committee oversees a process for the assessment of our board of directors, each committee and individual director regarding his, her or its effectiveness and contribution, and also reports evaluation results to our board of directors at least annually. It is further the responsibility of the nominating and governance committee to develop a succession plan for the board of directors, including maintaining a list of qualified candidates for director positions. The company is not in the practice of providing any severance benefits to directors upon termination of service.
Board Committees
Each of our board committees operates under its own written charter adopted by our board of directors.
Audit Committee
Our audit committee is composed of Mr. Davison, Mr. Gunn and Mr. Huët, with Mr. Davison serving as chairperson of the committee. Our board of directors has determined that Mr. Gunn, Mr. Davison and Mr. Huët meet the independence requirements under the rules of the NYSE, the BCBCA and under Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. Davison is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable Listing Rules of the NYSE.
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
D. Employees
As of March 31, 2018, 2017 and 2016, we had 2,656, 1,716, and 1,192 employees, including both full-time and part-time employees. The number of employees by function as of the end of the period for our fiscal years ended March 31, 2018, 2017 and 2016 was as follows:

	2018	2017	2016
By Function:
Canadian manufacturing	2,043	1,340	970
Selling and retail	267	107	33
Corporate head office	346	269	189
Total	2,656	1,716	1,192

The increase in the number of manufacturing employees in fiscal 2018 was primarily as a result of the expansion of our Boisbriand, Québec production facility and the opening of our new cutting and distribution centre in Scarborough, Ontario, as well as incremental growth across all of our production facilities during the year. The increase in selling and retail employees in fiscal 2018 was due to the opening of our new retail stores in Boston, Calgary, Chicago and London. We also had a greater number of employees at our corporate head office in fiscal 2018 to support the continued growth of the business.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of June 13, 2018, by:

•	each person or group who is known by us to own beneficially more than 5% of our subordinate voting shares;

•	each of our directors; and

•	each of our named executive officers.
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
The percentage of voting shares beneficially owned is computed on the basis of 37,969,814 subordinate voting shares and 70,894,076 multiple voting shares outstanding as of June 13, 2018.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
Bain Capital Entity (1)	—	—	47,763,742	67.4%
Dani Reiss (2)	26,316	*	23,130,334	32.6%
FIL Limited (3)	4,820,152	12.9%	—	—
Lord Abbett & Co. LLC (4)	3,159,315	8.4%	—	—
T. Rowe Price Associates, Inc. (5)	4,027,959	10.7%	—	—
Named executive officers and directors:
Joshua Bekenstein (6)	—	—	—	—
Jodi Butts	—	—	—	—
Maureen Chiquet	—	—	—	—
Ryan Cotton (6)	—	—	—	—
Stephen Gunn	29,400	*	—	—
Jean-Marc Huët	25,000	*	—	—
John Davison	7,895	*	—	—
John Black	178,271	*	—	—
Lee Turlington	112,788	*	—	—
Scott Cameron	59,213	*	—	—
Kara MacKillop	31,255	*	—	—
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

(3)
Based on information obtained from Schedule 13G filed by FIL Limited (“FIL”) on May 9, 2018. According to that report, FIL possesses sole power to vote or to direct the voting of 4,317,784 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 4,820,152 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FIL’s business address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

(4)
Based on information obtained from Schedule 13G filed by Lord, Abbett & Co. LLC (“Lord, Abbett & Co.”) on February 14, 2018. According to that report, Lord, Abbett & Co. possesses sole power to vote or to direct the voting of 3,097,273 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 3,159,315 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, Lord, Abbett & Co.’s business address is 90 Hudson Street, Jersey City, New Jersey 07302.

(5)
Based on information obtained from Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") on March 12, 2018. According to that report, Price Associates possesses sole power to vote or to direct the voting of 1,198,232 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 4,027,959 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, Price Associates’ business address is 100 E. Pratt Street, Baltimore, Maryland 21202.

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
Initial Public Offering
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
July Secondary Offering
Prior to our secondary offering in July 2017 (the “July Secondary Offering”), DTR LLC owned 23.4% of our shares. In connection with the July Secondary Offering, DTR LLC sold 1,862,112 subordinate voting shares, resulting in ownership of 21.7% of our total issued and outstanding shares.
Prior to the July Secondary Offering, the Bain Capital Entity owned 54.6% of our total issued and outstanding shares. In connection with the July Secondary Offering, the Bain Capital Entity sold

8,451,212 subordinate voting shares, resulting in ownership of approximately 44.7% of our total issued and outstanding shares.
Voting Rights
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares held in the United States are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote.
U.S. Shareholders. On March 31, 2018, we had 3 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 25,000,012 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.
Controlled Company
We are currently controlled by Bain Capital. As of March 31, 2018, Bain Capital indirectly beneficially owns approximately 67.4% of our outstanding multiple voting shares, or approximately 64.0% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
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
Registration Rights
Pursuant to the Investor Rights Agreement, Bain Capital is entitled to certain demand registration rights which enable it to require us to file a registration statement and/or a Canadian prospectus and otherwise assist with public offerings of subordinate voting shares (including subordinate voting shares issuable upon conversion of multiple voting shares) under the Securities Act and applicable Canadian securities laws, in accordance with the terms and conditions of the Investor Rights Agreement. DTR LLC is entitled to similar demand registration rights at such time as Bain Capital no longer holds securities subject to registration rights, as well as certain incidental registration rights in connection with demand registrations initiated by Bain Capital, and Bain Capital and DTR

LLC is entitled to certain “piggy-back” registration rights in the event that we propose to register securities as part of a public offering.
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
Nomination Rights
Pursuant to the Investor Rights Agreement, Bain Capital is entitled to designate 50% of our directors (rounding up to the next whole number) and will continue to be entitled to designate such percentage of our directors for so long as it holds at least 40% of the number of subordinate voting shares and multiple voting shares outstanding, provided that this percentage will be reduced (i) to the greater of one director or 30% of our directors (rounding up to the next whole number) once Bain Capital holds less than 40% of the subordinate voting shares and multiple voting shares outstanding, (ii) to the greater of one director or 10% of our directors (rounding up to the next whole number) once Bain Capital holds less than 20% of the subordinate voting shares and multiple voting shares outstanding, and (iii) to none once Bain Capital holds less than 5% of the subordinate voting shares and multiple voting shares outstanding. DTR LLC is entitled to designate one director for as long as it holds 5% or more of the subordinate voting shares and multiple voting shares outstanding.
The nomination rights contained in the Investor Rights Agreement provide that Bain Capital and DTR LLC, at the relevant time, will cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Investor Rights Agreement.
Management Agreement
In connection with the Acquisition, on December 9, 2013 we entered into a Management Agreement with certain affiliates of Bain Capital, L.P., (the “Manager”) for a term of five years, pursuant to which the Manager provides us with certain business consulting services. In exchange for these services, we paid the Manager a quarterly fee equal to four-tenths of one percent (0.4%) of our total revenue generated during the calendar quarter beginning six months prior to such payment date, not to exceed $2 million per year. In addition, the Manager was entitled to a transaction fee in connection with any financing, acquisition, disposition or change of control transaction. The fees paid for these services, including transaction fees in connection with the Acquisition, were $10.3 million and $1.1 million, respectively for fiscal 2017 and fiscal 2016. We also reimbursed the Manager for out-of-pocket expenses incurred in connection with the provision of the services. The Management Agreement included customary exculpation and indemnification provisions in favor of the Manager and its affiliates. The Management Agreement terminated pursuant to its terms upon the consummation of our IPO, at which time we paid the Manager a lump sum amount of $9.6 million. The indemnification and exculpation provisions in favor of the Manager survived such termination.
Promissory Notes and Continuing Subscription Agreement
In connection with the Acquisition, on December 9, 2013, we (i) issued a Senior Convertible Subordinated Note and a Junior Convertible Subordinated Note to Bain Capital, (the “Subordinated Promissory Notes”), and (ii) entered into a Continuing Subscription Agreement with Bain Capital. The Senior Convertible Subordinated Note was issued in the amount of $79.7 million, and bearing interest at a rate of 6.7% per year. Any accrued and unpaid interest on the principal amount of each Subordinated Promissory Note was payable in cash annually on the last business day of November each year. Pursuant to the Continuing Subscription Agreement, a substantial portion of the interest paid to Bain Capital on the Subordinated Promissory Notes each year was reinvested in the form of (i) a subscription for Class A Junior Preferred Shares and (ii) an additional loan under the Junior Convertible Subordinated Note. As a result, since December 9, 2013, we issued an aggregate of 3,426,892 Class A Junior Preferred Shares, for an aggregate subscription price of $3,726,904, and borrowed the aggregate amount of $5,590,354 under the Junior Convertible Subordinated Note, also bearing interest at a rate of 6.7% per year. In connection with the Recapitalization, on December 2, 2016 the entire unpaid principal and accrued interest amounts were repaid, all issued and outstanding Class A Junior Preferred Shares were redeemed and the Continuing Subscription Agreement was terminated.
Promissory Note from DTR LLC
As part of our Recapitalization, we received a non-interest bearing promissory note in the amount of $63.6 million from DTR LLC, an entity indirectly controlled by our President and Chief Executive Officer, (the “DTR Promissory Note”). The DTR Promissory Note was secured by a pledge of 63,576,003 Class D Preferred Shares held by DTR LLC. On January 31, 2017, all of our Class D Preferred Shares were redeemed by the company in exchange for the cancellation of the DTR Promissory Note.
Other Related Party Transactions
During fiscal 2018, the Company contributed approximately $800,000 to Polar Bears International (PBI), a charitable organization for which our chief executive officer, Dani Reiss, serves as a board member.
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
B. Significant Changes
We have not experienced any significant changes since the date of our Annual Financial Statements included in this Annual Report.

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

	Price Per Subordinate Voting Share
	High	Low
Fiscal Year:
Fiscal Year 2018	$38.25	$15.50
Quarterly:
First Quarter 2018	$24.32	$15.50
Second Quarter 2018	$20.97	$16.96
Third Quarter 2018	$31.95	$19.95
Fourth Quarter 2018	$38.25	$28.41
Last Six Months:
December 2017	$31.95	$26.28
January 2018	$36.49	$31.16
February 2018	$38.25	$28.41
March 2018	$36.66	$30.50
April 2018	$37.80	$32.37
May 2018	$42.33	$35.78

The following table sets forth, for the period indicated, the reported high and low market prices of our subordinate voting shares on the Toronto Stock Exchange in Canadian dollars.

	Price Per Subordinate Voting Share
	High	Low
Fiscal Year:
Fiscal Year 2018	$48.04	$20.75
Quarterly:
First Quarter 2018	$32.80	$20.75
Second Quarter 2018	$26.12	$21.33
Third Quarter 2018	$40.16	$25.36
Fourth Quarter 2018	$48.04	$35.88
Last Six Months:
December 2017	$40.16	$33.83
January 2018	$44.80	$39.08
February 2018	$48.04	$35.88
March 2018	$47.50	$39.39
April 2018	$48.51	$41.87
May 2018	$54.83	$46.14
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information contained under the caption of “Description of Share Capital-Certain Important Provisions of Our Articles and the BCBCA” in the company’s Registration Statement on Form F-1 filed March 1, 2017 (file number 333-216078) is incorporated herein by reference.
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

Investor Rights Agreement
On March 6, 2017, in connection with our initial public offering, we entered into the Investor Rights Agreement with Bain Capital and DTR LLC, an entity indirectly controlled by our President and Chief Executive Officer. See Item 7.B. - “Major Shareholders and Related Party Transactions” - “Related Party Transactions” - “Investor Rights Agreement” for a description of the material terms of the Investor Rights Agreement. A copy of the Investor Rights Agreement is included as Exhibit 10.1 to the company’s Registration Statement on Form F-1, as amended (File No. 333-216078), filed with the SEC on March 10, 2017, and is incorporated by reference herein.
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
On August 15, 2017, the company entered into an amendment (the “Revolving Facility Amendment”) to the Revolving Facility. The Revolving Facility Amendment increased the commitments to $200.0 million with a seasonal increase of up to $250.0 million during peak season (June 1 through November 30).
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
On August 15, 2017, the company entered into an amendment (the “Term Loan Amendment”) to the Term Loan Facility. The Term Loan Amendment was executed in connection with the syndication of the outstanding term loans by the existing term loan lenders and, among other things: (i) added a provision whereby the company would be required to pay a 1% prepayment premium on any prepayment of the term loans made in connection with a “Repricing Transaction” (as defined in the Term Loan Amendment) or in connection with an amendment that constitutes a Repricing Transaction, in each case, within six months from August 15, 2017 and (ii) reset the “most-favored nation” protection in favor of the term loan lenders in the incremental facilities provisions of the Term Loan Facility, whereby if the company were to issue additional term loans under such incremental facilities provisions within 18 months from August 15, 2017 and the all-in yield on such additional term loans were to exceed the all-in-yield on the existing term loans by more than 50 basis points, the all-in-yield on such existing term loans would be increased so that the all-in-yield of the additional term loans does not exceed the all-in-yield on the existing term loans by more than 50 basis points.
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
D. Exchange Controls
We are not aware of any governmental laws, decrees, regulations or other legislation in Canada that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. Any remittances of dividends to residents of the United States and to other non-resident holders are, however, subject to withholding tax. See Item 10.E. - “Taxation”.
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
This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire and hold subordinate voting shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our equity (based on voting power or value), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of subordinate voting shares.
In addition, new rules enacted pursuant to the legislation recently enacted in the United States commonly known as the Tax Cuts and Jobs Act (“TCJA”) may also accelerate the timing when a holder must include income recognized with respect to our subordinate voting shares. U.S. Holders should consult their own tax advisors in this regard.
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
The TCJA comprehensively changes the U.S. federal income tax system. The interpretation and application of many provisions of this law are unclear and we are assessing potential adverse consequences to us and holders of our subordinate voting shares. U.S. Holders should consult their own tax advisors regarding such changes and their potential impact related to an investment in our subordinate voting shares.
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
We do not believe that we are currently a PFIC, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our subordinate voting shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. U.S. Holders should consult their own tax advisors regarding our potential PFIC status.
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
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.
ITEM 15. CONTROLS AND PROCEDURES
A. -D
See Item 5. - “Operating Financial Review and Prospects” - “Management’s Discussion and Analysis of Financial Condition and Results of Operations” - “Disclosure Controls and Procedures”, “Management’s Annual Report on Internal Control over Financial Reporting”, “Remediation Plan and Activities”, and “Changes in Internal Control over Financial Reporting”.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee is comprised of Messrs. Stephen Gunn, John Davison and Jean-Marc Huët, with Mr. Davison serving as chairman of the committee. Messrs. Gunn, Davison and Huët each meet the independence requirements under the rules of the New York Stock Exchange and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Davison is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. For information relating to qualifications and experience of each audit committee member, see Item 6 - “Directors, Senior Management and Employees”.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP for certain services rendered to our company, including some of our subsidiaries, during fiscal 2017 and fiscal 2018.

	For the year ended March 31,
CAD $000s	2018	2017
Audit fees (1)	2,542	1,098
Audit-related fees (2)	—	—
Tax fees (3)	1,428	74
All other fees (4)	—	301
Total	3,970	1,473

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

Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
The listing rules of the NYSE (the “NYSE Listing Rules”), include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the NYSE Listing Rules that we do not follow. We are currently a “controlled company” as defined in the NYSE Listing Rules. Upon ceasing to be a “controlled company”, as a foreign private issuer, we intend to continue to follow Canadian corporate governance practices and TSX rules in lieu of the corporate governance requirements of the NYSE in respect of the following:

•	the requirement under Section 303A.01 of the NYSE Listing Rules that a majority of the board be comprised of independent directors;

•
the requirement under Section 303A.04 of the NYSE Listing Rules that director nominees be selected or recommended for selection by a nominations committee comprised solely of independent directors and to post the charter for that committee on our investor website;

•
the requirement under Section 303A.05 of the NYSE Listing Rules to have a compensation committee that is comprised solely of independent directors and to post the charter for that committee on our investor website;

•	the requirement under Section 303A.08 of the NYSE Listing Rules that shareholders be given the opportunity to vote on all equity-compensation plans and material revisions thereto; and

•	the requirement under Section 303A.09 of the NYSE Listing Rules to have a set of corporate governance guidelines and to disclose such guidelines on our investor website.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS.
See Item 18. — “Financial Statements”.
ITEM 18. FINANCIAL STATEMENTS.
Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS
EXHIBIT INDEX

1.1	Articles of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
2.1	Form of Share Certificate for Subordinate Voting Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 1, 2017)
4.1
Investor Rights Agreement by and among Canada Goose Holdings Inc. and certain shareholders of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 10, 2017)

4.2
Coattail Agreement, between Canada Goose Holdings Inc., certain shareholders of Canada Goose Holdings Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)

4.3
Credit Agreement dated June 3, 2016, by and among Canada Goose Holdings Inc., Canada Goose Inc., Canada Goose International AG and Canadian Imperial Bank of Commerce (incorporated by reference to Exhibit 10.3 to our Registration Statement (file no. 333-216078) filed with the SEC on February 15, 2017)

4.4
Third Amendment to Credit Agreement dated August 15, 2017, by and among Canada Goose Holdings Inc., Canada Goose Inc., Canada Goose International AG and Canadian Imperial Bank of Commerce (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38027) filed with the SEC on August 21, 2017)

4.5
Credit Agreement dated December 2, 2016, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.6
First Amendment to Credit Agreement dated August 15, 2017, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on August 21, 2017)

4.7
DTR LLC Promissory Note dated December 2, 2016, in favor of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.8
Limited Recourse Securities Pledge Agreement dated December 2, 2016, by DTR LLC in favour of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.9
Share Redemption Agreement dated January 31, 2017, by and between DTR LLC and Canada Goose Holdings Inc. relating to redemption of the Class D Preferred Shares (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.10
Set-Off and Cancellation Agreement dated January 31, 2017, by and between DTR LLC and Canada Goose Holdings Inc. relating to redemption of the Class D Preferred Shares and cancellation of the DTR Promissory Note (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.11
Canada Goose Holdings Inc. Promissory Note in favour of DTR LLC dated January 31, 2017, exchanged for cancellation of the DTR Promissory Note (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.12
Lease Agreement dated February 3, 2012, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.13
First Lease Expansion and Amending Agreement dated July 1, 2013, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.14
Second Lease Expansion and Amending Agreement dated January 27, 2014, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.15
Third Lease Expansion and Amending Agreement dated November 14, 2014, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.16
Fourth Lease Expansion and amending Agreement dated April 30, 2015, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.17
Fifth Lease Expansion and Amending Agreement dated June 8, 2016, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.18	Canada Goose Holdings Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.19	Canada Goose Holdings Inc. Omnibus Incentive Plan
4.20
Form of Option Agreement under the Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 1, 2017)

4.21
Board Director’s Agreement dated September 17, 2015, by and between Canada Goose International AG and Daniel Reiss (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.22
Amended and Restated Employment Agreement dated March 9, 2017 by and between Canada Goose Inc. and Dani Reiss (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 10, 2017)

4.23
Employment Agreement dated March 16, 2016 by and between Canada Goose Inc. and Lee Turlington (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)

4.24
Letter Agreement dated February 1, 2017, by and between Canada Goose Holdings Inc. and Jean-Marc Huët (incorporated by reference to Exhibit 10.26 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.25
Letter Agreement dated February 1, 2017, by and between Canada Goose Holdings Inc. and Stephen Gunn (incorporated by reference to Exhibit 10.27 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.26
Letter Agreement dated April 7, 2017 by and between Canada Goose Holdings Inc. and John Davison (incorporated by reference to Exhibit 4.27 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)

4.27
Letter Agreement dated July 1, 2017 by and between Canada Goose Holdings Inc. and Maureen Chiquet (incorporated by reference to Exhibit 99.4 to our Form 6-K (file no. 001-38027) filed with the SEC on July 19, 2017)

4.28
Letter Agreement dated October 10, 2017 by and between Canada Goose Holdings Inc. and Jodi Butts (incorporated by reference to Exhibit 99.7 to our Form 6-K (file no. 001-38027) filed with the SEC on November 9, 2017)

4.29	Canada Goose Holdings Inc. Employee Share Purchase Plan (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.30
Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.28 to our Registration statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

8.1	Subsidiaries of Canada Goose Holdings Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte LLP

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canada Goose Holdings Inc.

By:	/s/ Dani Reiss
Name:	Dani Reiss
Title:	President and Chief Executive Officer
Date: June 15, 2018

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
March 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended March 31, 2018, and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 14, 2018, expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.
We conducted our audits in accordance with the standards of the PCAOB and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
June 14, 2018
We have served as the Company’s auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”), as of March 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended March 31, 2018 of the Company and our report dated June 14, 2018, expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: Management identified material weaknesses in the Company’s overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected four components of the internal control as defined by COSO (risk assessment, control activities, information and communication, and monitoring). Management did not design and maintain effective controls over the following, each of which is a material weakness: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data; and (c) the accuracy and completeness of information used in the execution of internal controls primarily related to spreadsheets created from data extracted from our enterprise resource planning (“ERP”) system. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit the consolidated financial statements as of and for the year ended March 31, 2018, of the Company, and this report does not affect our report on such financial statements.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
June 14, 2018

Consolidated Statements of Income and Comprehensive Income
For the years ended March 31
(in thousands of Canadian dollars, except per share amounts)

	Notes	2018	2017	2016
		$	$	$
Revenue	6	591,181	403,777	290,830
Cost of sales	10	243,569	191,709	145,206
Gross profit		347,612	212,068	145,624
Selling, general and administrative expenses		200,110	164,965	100,103
Depreciation and amortization	11, 12	9,374	6,601	4,567
Operating income		138,128	40,502	40,954
Net interest and other finance costs	16	12,888	9,962	7,996
Income before income taxes		125,240	30,540	32,958
Income tax expense	7	29,185	8,900	6,473
Net income		96,055	21,640	26,485
Other comprehensive loss
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation		(315)	(241)	(692)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		3,158	(382)	—
Net gain on derivatives designated as cash flow hedges		140	13	—
Reclassification of net gains on cash flow hedges to income		(1,349)	—	—
Loss on net investment hedge		(3,456)	—	—
Other comprehensive loss		(1,822)	(610)	(692)
Comprehensive income		94,233	21,030	25,793
Earnings per share	8
Basic		$0.90	$0.22	$0.26
Diluted		$0.86	$0.21	$0.26

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Financial Position
March 31
(in thousands of Canadian dollars)

	Notes	2018	2017
Assets		$	$
Current assets
Cash		95,290	9,678
Trade receivables	9	11,944	8,710
Inventories	10	165,372	125,464
Income taxes receivable	7	5,093	4,215
Other current assets	21	23,270	15,156
Total current assets		300,969	163,223
Deferred income taxes	7	3,045	3,998
Property, plant and equipment	11	60,172	36,467
Intangible assets	12	136,800	131,912
Other long-term assets	21	2,183	—
Goodwill	13	45,269	45,269
Total assets		548,438	380,869
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14, 21	109,556	58,223
Provisions	15	6,300	6,046
Income taxes payable	7	17,740	—
Total current liabilities		133,596	64,269
Provisions	15	10,802	9,526
Deferred income taxes	7	13,256	10,888
Revolving facility	16	—	6,642
Term loan	16	137,074	139,447
Other long-term liabilities	16, 21	10,100	3,929
Total liabilities		304,828	234,701
Shareholders’ equity	17	243,610	146,168
Total liabilities and shareholders’ equity		548,438	380,869

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Changes in Equity
March 31
(in thousands of Canadian dollars)

		Share Capital			Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	Notes	Common Shares	Preferred Shares	Total
		$	$	$	$	$	$	$
Balance as at March 31, 2015		3,350	54,895	58,245	57,240	(1,052)	—	114,433
Net income		—	—	—	—	26,485	—	26,485
Other comprehensive loss		—	—	—	—	—	(692)	(692)
Issuance of preferred shares		—	1,976	1,976	—	—	—	1,976
Recognition of share-based compensation	18	—	—	—	500	—	—	500
Balance as at March 31, 2016		3,350	56,871	60,221	57,740	25,433	(692)	142,702
Recapitalization transactions:	17
Redemption of Class A senior preferred shares		—	(53,144)	(53,144)	—	—	—	(53,144)
Redemption of Class A junior preferred shares		—	(3,727)	(3,727)	—	(336)		(4,063)
Return of capital Class A common shares		(698)	—	(698)	—	—	—	(698)
Redemption of Class B preferred and common shares		—	—	—	(56,940)	(6,636)	—	(63,576)
Public share offering:	17
Net proceeds of issue of subordinate voting shares, after underwriting commission of $5,357 (net of tax of $1,882)		101,882	—	101,882	—	—	—	101,882
Share issue costs, net of tax of $487		(1,385)	—	(1,385)	—	—	—	(1,385)
Exercise of stock options	17, 18	146	—	146	—	—	—	146
Net income		—	—	—	—	21,640	—	21,640
Other comprehensive loss		—	—	—	—	—	(610)	(610)
Recognition of share-based compensation	18	—	—	—	3,274	—	—	3,274
Balance as at March 31, 2017		103,295	—	103,295	4,074	40,101	(1,302)	146,168
Exercise of stock options	17, 18	2,800	—	2,800	(1,562)	—	—	1,238
Net income		—	—	—	—	96,055	—	96,055
Other comprehensive loss		—	—	—	—	—	(1,822)	(1,822)
Recognition of share-based compensation	18	—	—	—	1,971	—	—	1,971
Balance as at March 31, 2018		106,095	—	106,095	4,483	136,156	(3,124)	243,610

The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Consolidated Statements of Cash Flows
For the years ended March 31
(in thousands of Canadian dollars)

	Notes	2018	2017	2016
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		96,055	21,640	26,485
Items not affecting cash:
Depreciation and amortization	11, 12	14,219	8,521	5,916
Income tax expense	7	29,185	8,900	6,473
Interest expense		12,503	11,770	7,851
Unrealized foreign exchange gain		(8,557)	(215)	(5,366)
Write off deferred financing charges on debt repaid	16	—	3,919	—
Revaluation of term loan for change in interest rate	16	—	(5,935)	—
Share-based compensation	18	1,971	3,274	500
Loss on disposal of assets		141	145	486
Changes in non-cash operating items	23	(2,320)	19,866	(37,848)
Income taxes paid		(7,359)	(20,238)	(3,669)
Interest paid		(9,607)	(12,317)	(7,270)
Net cash from (used in) operating activities		126,231	39,330	(6,442)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	11	(26,126)	(15,798)	(15,070)
Investment in intangible assets	12	(7,673)	(10,471)	(6,772)
Business combination		(585)	(710)	—
Net cash from (used in) investing activities		(34,384)	(26,979)	(21,842)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility, net of deferred financing charges of $148 (2017 - $2,479)	16	(8,861)	41,277	—
Deferred financing charges on the term loan	16	(311)	—	—
Borrowings on credit facility		—	—	25,902
Repayments of credit facility	16	—	(55,203)	(1,250)
Recapitalization transactions:
Borrowings on term loan, net of deferred financing charges of $3,329 and original issue discount of $2,170	16	—	212,614	—
Repayment of subordinated debt	16	—	(85,306)	—
Redemption of Class A senior preferred shares	17	—	(53,144)	—
Redemption of Class A junior preferred shares	17	—	(4,063)	—
Return of capital on Class A common shares	17	—	(698)	—
Redemption of Class B common and preferred shares	17	—	(63,576)	—
Public share offering:
Net proceeds of issue of subordinate voting shares, after underwriting commission of $7,239	17	—	100,000	—
Share issue costs paid	17	—	(1,872)	—
Repayment of revolving facility	16	—	(35,043)	—
Repayment of term loan	16	—	(65,031)	—
Exercise of stock options	17, 18	1,238	146	—
Issuance of Class A junior preferred shares	16	—	—	1,976
Issuance of subordinated debt		—	—	2,964
Net cash from (used in) financing activities		(7,934)	(9,899)	29,592
Effects of foreign currency exchange rate changes on cash		1,699	—	—
Increase in cash		85,612	2,452	1,308
Cash, beginning of year		9,678	7,226	5,918
Cash, end of year		95,290	9,678	7,226
The accompanying notes to the consolidated financial statements are an integral part of this financial statement.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Note 1.        The Company
Organization
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
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC (“DTR”), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 65.4% of the total shares outstanding. Subordinate voting shares that trade on public markets represent 34.6% of the issued and outstanding shares as at March 31, 2018.
Statement of compliance
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 14, 2018.
Fiscal year
The fiscal year-end of the Company ends on March 31.
Basis of presentation
These consolidated financial statements have been prepared on the historical cost basis except for the following items, which are recorded at fair value:

•	financial instruments, including derivative financial instruments, at fair value in other comprehensive income and through profit or loss, and

•	initial recognition of assets acquired and liabilities assumed in a business combination.
The significant accounting policies set out below have been applied consistently in the preparation of the consolidated financial statements for all periods presented.
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
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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
The Company classifies its business in two operating and reportable segments: Wholesale and Direct-to-Consumer. The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors.
The Direct-to-Consumer business comprises sales through the country-specific e-commerce platforms and Company-owned retail stores.

(b)	Foreign currency translation
Functional and presentation currency
Items included in the consolidated financial statements of the Company’s subsidiaries are measured in the functional currency, which is using the currency of the primary economic environment in which each entity operates.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income in selling, general and administrative expenses, except when included in other comprehensive income for qualifying cash flow and net investment hedges.
Foreign operations
The Company’s foreign operations are principally conducted through Canada Goose US, Inc., Canada Goose International AG and Canada Goose UK Retail Limited. In the case of Canada Goose US, Inc., the underlying transactions are carried out as an extension of the Company, and as a result

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

the operations have a Canadian dollar functional currency. The functional currency of Canada Goose International AG and Canada Goose UK Retail Limited is, respectively, the Euro and the Pounds Sterling.
The assets and liabilities of subsidiaries whose functional currency is not the Canadian dollar are translated into the functional currency of the Company using the exchange rate at the reporting date. Revenues and expenses are translated at exchange rates prevailing at the transaction date. The resulting foreign exchange translation differences are recorded as a currency translation adjustment in other comprehensive income.

(c)	Seasonality
We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our revenue and income for the year during our second and third fiscal quarters. Thus, lower-than-expected second and third quarter net revenue could have an adverse impact on our annual operating results.
Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the third and fourth quarter of the fiscal year as inventory is sold. Expenses in our Direct-to-Consumer channel are consistent over the year while revenue and related cash collections fluctuate. Borrowings on our revolving facility have historically increased over the first and second quarters. Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to reduced working capital requirements during that period and increased cash inflows from the peak selling season.

(d)	Revenue recognition
Revenue comprises of the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the amount can be reliably measured, it is probable that future economic benefits will flow to the Company, and when specific criteria have been met for each of the Company’s activities, as described below.

i)	Wholesale
Wholesale revenue comprises of sales to third party resellers (which includes distributors and retailers) of the Company’s products. Wholesale revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the reseller, which is as soon as the products have been shipped to the reseller, and there is no continuing management involvement or obligation affecting the acceptance of the goods, net of an estimated provision for sales returns.
The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are included in accrued liabilities in the statement of financial position.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

ii)	Direct-to-Consumer
Direct-to-Consumer revenue consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Sales through e-commerce operations are recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated provision for sales returns. Sales through our Company-owned retail stores are recognized upon purchase of the goods when consideration is received, net of an estimated provision for sales returns.
It is the Company’s policy to sell merchandise through the Direct-to-Consumer channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
The Company’s warranty obligation is to provide an exchange or repair for manufacturing defective products under the standard warranty terms and conditions. The warranty obligation is recognized as a provision when goods are sold.
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
Diluted earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Company by the weighted average number of multiple and subordinated voting shares outstanding during the year plus the weighted average number of subordinate shares that would be issued on the exercise of stock options.

(g)	Income taxes
Current and deferred income taxes are recognized in the consolidated statements of income and other comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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
Cash consists of cash and cash equivalents, including cash on hand, deposits in banks, and short-term deposits with maturities of less than 3 months. The Company uses the indirect method of reporting cash flow from operating activities.

(i)	Trade receivables
Trade receivables, including credit card receivables, consist of amounts owing where we have extended credit to customers on product sales and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for doubtful accounts and sales allowances. The allowance for uncollectible amounts is recorded against trade receivables and is based on historical experience.

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

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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

Asset	Estimated Useful Life
Plant equipment	10 to 15 years
Computer equipment	3 to 15 years
Leasehold improvements	Lesser of the lease term plus one renewal term or useful life of the asset
Show displays	2 to 10 years
Furniture and fixtures	5 to 15 years
An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the statement of income when the asset is derecognized.
The cost of repairs and maintenance of fixed assets is expensed as incurred and recognized in the statement of income.
Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, the entity will

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

estimate the recoverable amount of the asset and record any impairment loss in the statement of income.

(l)	Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses.
Lease rights in connection with the opening of new Company-owned retail stores are recorded based on the amount paid. Lease rights have a definite useful life and are amortized on a straight-line basis over the term of the lease.
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
Intangible assets with indefinite useful lives pertain to the Canada Goose brand name and domain name which were acquired as part of an acquisition and were recorded at their estimated fair value. The brand name and domain name are considered to have an indefinite life based on a history of strong revenue and cash flow performance, and the intent and ability of the Company to support the brand with spending to maintain its value for the foreseeable future. The brand name and domain name are tested at least annually for impairment, at the cash-generating unit (“CGU”) level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.
Intangible assets with finite lives are amortized over the useful economic life on straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income over its estimated useful life.
An item of intangible assets is derecognized on disposal or when no future economic benefits are expected from its use. Gains or losses arising from derecognition of an intangible asset are measured

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to CGUs based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually in the fourth quarter of the year.
The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The Company has evaluated that the goodwill contributes to the cash flows of six CGUs.

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

(o)	Employee future benefits
The Company sponsors defined benefit pension plans membership, which is limited to certain employees of Canada Goose International AG and other subsidiaries who reside in Switzerland.
The measurement date for the defined benefit pension plan is March 31. The obligation associated with the Company’s defined benefit pension plan is actuarially valued using the projected unit credit method, management’s best estimate assumptions, salary escalation, inflation, life expectancy, and a current market discount rate. Assets are measured at fair value. The obligation in excess of plan

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

assets is recorded as a liability. All actuarial gains or losses, net of tax, are recognized immediately through other comprehensive income.

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
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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
Derivatives (included in other current assets, other long-term assets, accounts payable and accrued liabilities or other long-term liabilities)
Specific valuation techniques used to value derivative financial instruments include:
- Quoted market prices or dealer quotes for similar instruments;
- Observable market information as well as valuations determined by external valuators with experience in the financial markets.

Revolving facility and term loan
The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.

(q)	Financial instruments
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.
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
Non-derivative financial liabilities include accounts payable, accrued liabilities, revolving facility, and term loan. The Company initially recognizes debt instruments issued on the

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

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
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects net income. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts previously recognized in comprehensive income are reclassified and included in the initial measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income.
Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses recognized, net of tax, in other comprehensive income. Amounts included in other comprehensive income are transferred to the statement of income in the period when the foreign operation is disposed of or sold.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

(r)	Share-based payments
Share-based payments are valued based on the grant date fair value of these awards and the Company records compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques.
The Company has issued stock options to purchase subordinate voting shares under its equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). Under the terms of the Legacy Plan, options were granted to certain executives of the Company with vesting contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan. There are two types of stock options: service-vested options are time based and generally vest over 5 years of service, and performance-based and exit event options vest upon attainment of performance conditions and the occurrence of an exit event. Under the terms of the Omnibus Plan, options are granted to certain executives of the Company with vesting, generally over 4 years, contingent upon meeting the service conditions of the Omnibus Plan. The compensation expense related to the options is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.

(s)	Leases
Operating lease payments net of any lease inducements are recognized as an expense in the statement of income on a straight-line basis over the lease term.
Note 3.        Significant accounting judgments, estimates, and assumptions
The preparation of the consolidated financial statements requires management to make estimates and judgments in applying the Company’s accounting policies that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.
Estimates and assumptions are used mainly in determining the measurement of balances recognized or disclosed in the consolidated financial statements and are based on a set of underlying data that may include management’s historical experience, knowledge of current events and conditions and other factors that are believed to be reasonable under the circumstances. Management continually evaluates the estimates and judgments it uses. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgments in these financial statements.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that the Company believes could have the most significant impact on the amounts recognized in the consolidated financial statements.
Inventories
Key Sources of Estimation - Inventories are carried at the lower of cost and net realizable value; in estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future selling prices, seasonality and costs necessary to sell the inventory. Inventory is adjusted to reflect estimated loss (“shrinkage”) incurred since the last inventory count. Shrinkage is based on historical experience.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Impairment of non-financial assets (goodwill, intangible assets, and property, plant & equipment)
Judgments Made in Relation to Accounting Policies Applied - Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has six CGUs and tests goodwill and these intangible assets for impairment on that basis.
Key Sources of Estimation - In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines value in use by using estimates including projected future revenues, margins, and capital investment consistent with strategic plans presented to the Board of Directors. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with Company and cash flows.
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

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Share-based payments
Key Sources of Estimation - Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended March 31, 2018; prior to the public offering, the Company used the Monte Carlo valuation model to measure the fair value of options granted. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield; and volatility.
Warranty
Key Sources of Estimation - The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; and risk-free rate used to discount the provision to present value.
Business combinations
Key Sources of Estimation - In a business combination, the identifiable assets acquired and liabilities assumed will be recognized at their fair values. The Company makes judgments and estimates in determining the fair values. The excess of the purchase price over the fair values of identifiable assets acquired and liabilities assumed will be recognized as goodwill, if positive, and if negative, it is recognized in the statement of income.
Note 4.        Changes in accounting policies
Standards issued and adopted
The Company adopted amendments to IAS 7, Statement of Cash Flows (“IAS 7”) which are effective for annual periods beginning on or after January 1, 2017. The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. Implementation of the amendment has not had a material effect on the consolidated financial statements. Additional disclosure has been provided in note 23.
The Company adopted amendments to IAS 12, Income Taxes, which are effective for the year beginning on or after January 1, 2017. The amendments clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. Implementation of the amendment has not had a material effect on the consolidated financial statements.
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
Revenue
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 15, Revenue from Contracts with Customers to replace the detailed standards on revenue recognition requirements that currently exists under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements.
Management has evaluated each of the five steps in the new revenue recognition model for the Company’s revenue streams. Through its evaluation, management does not expect the new revenue guidance will have a significant impact to the Company’s consolidated statement of financial position or the consolidated statement of earnings in comparison to the current revenue recognition guidance.
The Company will adopt this guidance effective April 1, 2018 using the retrospective approach with cumulative effect, resulting in no adjustment to opening retained earnings. IFRS 15 is not expected to materially impact the timing or the amounts recognized in the Company’s operating results due to the nature of the contracts it has in place.
Financial instruments
In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments, (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model.
Management has evaluated the changes introduced by IFRS 9. Through its evaluation, management determined that the new financial instruments guidance will not have a significant impact to the Company’s consolidated statement of financial position or the consolidated statement of income.
The Company will adopt this guidance effective April 1, 2018, resulting in no significant adjustment to opening retained earnings.
Leases
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a related liability to be recorded. The new standard seeks to provide a more accurate picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019, and is to be applied retrospectively. Early adoption is permitted if IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) has been adopted. The Company is currently assessing the impact of the new standard on its consolidated financial statements.
Note 5.        Recapitalization and public share offering
The following transactions took place during the year ended March 31, 2017. The effect of these transactions is reflected in the comparative figures as at and for the year ended March 31, 2017 and is summarized as follows:
Recapitalization
On December 2, 2016, the Company completed a series of share capital and debt transactions (collectively, the “Recapitalization”) to simplify its share capital structure and return capital to its shareholders. The effect of these transactions is summarized as follows:

a)	The Company entered into a senior secured term loan agreement (note 16).

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

b)	With the proceeds of the term loan, the Company repaid its subordinated debt and accrued interest (note 16).

c)
The Company amended its articles of incorporation to permit a share capital reorganization with the result that its outstanding classes of preferred shares were redeemed and its existing common shares were subdivided (note 17).

d)
The proceeds of the term loan were also used in connection with the share capital reorganization to redeem certain outstanding shares, to make certain return of capital distributions on outstanding common shares (note 17), and to fund a secured, non-interest bearing loan to DTR which was subsequently extinguished by its settlement against the redemption of preferred shares issued in the share reorganization (note 20).

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

b)
On March 21, 2017, the Company completed a public share offering whereby the principal shareholders converted multiple voting shares into subordinate voting shares that were sold to the public, and the Company issued and sold subordinate voting shares from treasury for proceeds of $100,000 (note 17).

c)	On March 21, 2017, the Company used the proceeds of the public share offering to repay amounts owing on the term loan and the revolving facility (note 16).

d)	Stock options exercisable into Class A common shares became exercisable on a one-for-one basis into subordinate voting shares (note 18).
Note 6.        Segment information
The Company has two reportable operating segments: Wholesale and Direct-to-Consumer. The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company’s chief operating decision maker, who is the President and Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer. Selling, general and administrative expenses not directly associated with the Wholesale or Direct-to-Consumer segments (unallocated) relate to the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with segment operations.
The Company does not report total assets or total liabilities based on its reportable operating segments.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

	2018
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	336,179	255,002	—	591,181
Cost of sales	178,367	65,202	—	243,569
Gross profit	157,812	189,800	—	347,612

Selling, general and administrative expenses	37,227	55,148	107,735	200,110
Depreciation and amortization	—	—	9,374	9,374
Operating income	120,585	134,652	(117,109)	138,128
Net interest and other finance costs				12,888
Income before income taxes				125,240

	2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	288,540	115,237	—	403,777
Cost of sales	163,459	28,250	—	191,709
Gross profit	125,081	86,987	—	212,068

Selling, general and administrative expenses	30,718	27,453	106,794	164,965
Depreciation and amortization	—	—	6,601	6,601
Operating income	94,363	59,534	(113,395)	40,502
Net interest and other finance costs				9,962
Income before income taxes				30,540

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

	2016
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	257,807	33,023	—	290,830
Cost of sales	136,396	8,810	—	145,206
Gross profit	121,411	24,213	—	145,624

Selling, general and administrative expenses	27,045	14,132	58,926	100,103
Depreciation and amortization	—	—	4,567	4,567
Operating income	94,366	10,081	(63,493)	40,954
Net interest and other finance costs				7,996
Income before income taxes				32,958
The Company determines the geographic location of revenue based on the location of its customers.

	2018	2017	2016
Revenue	$	$	$
Canada	228,752	155,103	95,238
United States	184,245	131,891	103,413
Rest of World	178,184	116,783	92,179
	591,181	403,777	290,830
Note 7.        Income taxes
The components of the provision for income tax are as follows:

	2018	2017	2016
	$	$	$
Current income tax expense (recovery)
Current period	24,432	8,647	10,469
Adjustment in respect of prior periods	185	227	(45)
	24,617	8,874	10,424
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	4,290	561	(3,936)
Effect of change in income tax rates	436	(76)	(8)
Adjustment in respect of prior periods	(158)	(459)	(7)
	4,568	26	(3,951)
Income tax expense	29,185	8,900	6,473

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	2018	2017	2016
	$	$	$
Income before income taxes	125,240	30,540	32,958
	25.38%	25.30%	25.32%
Income tax at expected statutory rate	31,786	7,726	8,345
Non-deductible (taxable) items	(253)	431	276
Non-deductible stock option expense	376	1,436	—
Effect of foreign tax rates	(2,910)	(307)	1,465
Non-deductible (taxable) foreign-exchange loss (gain)	(52)	(148)	115
Change in manner of recovery	—	—	(3,545)
Other items	238	(238)	(183)
Income tax expense	29,185	8,900	6,473
On December 22, 2017, the U.S. government enacted comprehensive tax reform legislation, referred to as the Tax Cuts and Jobs Act, which decreased the federal statutory income tax rate for the Company's U.S. subsidiary from 34% to 21% effective January 1, 2018. As a result, the U.S. statutory tax rate on income of its U.S. subsidiary for the year ended March 31, 2018 is 36%.
In addition, the deferred tax asset and liability balances for the U.S. subsidiary are calculated after giving effect to the change in rate with the decrease in the net deferred income tax asset of $402 included in income tax expense in the year ended March 31, 2018.
The change in the year in the components of deferred tax assets and liabilities are as follows:

		Change in the year affecting
	2017	Net income	Other comprehensive loss	2018
	$	$	$	$
Losses carried forward	2,595	(719)	—	1,876
Employee future benefits	104	—	39	143
Other liabilities	6,662	288	1,156	8,106
Unrealized profit in inventory	1,889	257	—	2,146
Provisions	2,242	160	—	2,402
Total deferred tax asset	13,492	(14)	1,195	14,673
Intangible assets	(5,571)	2,221	—	(3,350)
Property, plant and equipment	(14,811)	(6,723)	—	(21,534)
Total deferred tax liabilities	(20,382)	(4,502)	—	(24,884)
Net deferred tax liabilities	(6,890)	(4,516)	1,195	(10,211)

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Change in the year affecting
	2017	Net income	Other comprehensive loss	2018
	$	$	$	$
Deferred tax assets	3,998	(966)	13	3,045
Deferred tax liabilities	(10,888)	(3,550)	1,182	(13,256)
	(6,890)	(4,516)	1,195	(10,211)
All the deferred income tax assets were recognized because it is probable that future taxable income will be available to the Company to utilize the benefits.
The corporate entities within Canada Goose have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

$
2024	5,793
2034	564
2036	2,056
2038 and thereafter	2,237
10,650
The Company does not recognize tax on unremitted earnings from foreign subsidiaries as it is management’s intent to reinvest these earnings indefinitely. Unremitted earnings from foreign subsidiaries were $48,390 as at March 31, 2018 (2017 - $14,973, 2016 - $9,581).
Note 8.        Earnings per share
Basic earnings per share amounts are calculated by dividing net income for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options. Certain performance-vested exit event options issued under the Company’s Legacy Plan (note 18) became exercisable into subordinate voting shares upon the closing of a qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in conversion or exercise, and are excluded from the determination of diluted earnings per share prior to the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 (note 17) each represent exit events, and performance-vested exit event options that became exercisable on each date are included in the calculation of diluted earnings per share from the date of the exit event that satisfies the contingent performance conditions.
On December 2, 2016, the Company completed the Recapitalization (note 5) to simplify its share capital structure and return capital to its shareholders. In connection with the Recapitalization, the Company subdivided its outstanding common shares on the basis of 10,000,000 shares for each outstanding common share. The terms of the outstanding stock options were adjusted to conform to the share structure after the

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Recapitalization. On March 13, 2017 the Company further amended its articles of incorporation to redesignate its common shares as multiple voting shares and to create a class of subordinate voting shares. The effect of the share subdivision, the corresponding adjustment to the number and terms of the outstanding stock options, and the redesignation of multiple and subordinate voting shares has been applied retrospectively to prior accounting periods in calculating basic and diluted earnings per share.

	2018	2017	2016
	$	$	$
Net income	96,055	21,640	26,485
Weighted average multiple and subordinate voting shares outstanding	107,250,039	100,262,026	100,000,000
Weighted average number of shares on exercise of stock options	4,269,199	1,761,170	1,692,301
Diluted weighted average number of multiple and subordinate voting shares outstanding	111,519,238	102,023,196	101,692,301
Earnings per share
Basic	$0.90	$0.22	$0.26
Diluted	$0.86	$0.21	$0.26
Note 9.        Trade receivables

	2018	2017
	$	$
Trade accounts receivable	9,722	7,904
Credit card receivables	3,048	3,429
	12,770	11,333
Less: allowance for doubtful accounts and sales allowances	(826)	(2,623)
Trade receivables, net	11,944	8,710
The following are the continuities of the Company’s allowance for doubtful accounts and sales allowances deducted from trade receivables:

	2018			2017
	Doubtful accounts	Sales allowances	Total	Doubtful accounts	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(802)	(1,821)	(2,623)	(1,419)	(1,346)	(2,765)
Losses recognized	230	(201)	29	175	(1,235)	(1,060)
Amounts settled or written off during the year	222	1,601	1,823	380	785	1,165
Foreign exchange translation gains and losses	(45)	(10)	(55)	62	(25)	37
Balance at the end of the year	(395)	(431)	(826)	(802)	(1,821)	(2,623)

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Note 10.    Inventories

	2018	2017
	$	$
Raw materials	42,511	27,670
Work in progress	8,673	5,746
Finished goods	114,188	92,048
Total inventories at the lower of cost and net realizable value	165,372	125,464
Included in inventory as at March 31, 2018 are provisions for obsolescence and inventory shrinkage in the amount of $13,367 (2017 - $4,900).
Amounts charged to cost of sales comprise the following:

	2018	2017	2016
	$	$	$
Cost of goods manufactured	238,724	189,898	143,857
Depreciation and amortization	4,845	1,811	1,349
	243,569	191,709	145,206
Note 11.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	In progress	Furniture and fixtures	Total
Cost	$	$	$	$	$	$	$
March 31, 2016	5,209	2,673	15,394	2,492	—	2,546	28,314
Additions	2,989	993	9,397	1,448	—	971	15,798
Business acquisition	668	—	—	—	—	—	668
Disposals	—	(53)	—	—	—	(110)	(163)
March 31, 2017	8,866	3,613	24,791	3,940	—	3,407	44,617
Additions	3,421	1,137	12,829	1,630	5,769	6,524	31,310
Disposals	—	—	(188)	—	—	—	(188)
Transfers	—	197	3,818	—	(5,401)	1,386	—
March 31, 2018	12,287	4,947	41,250	5,570	368	11,317	75,739

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	In progress	Furniture and fixtures	Total
Accumulated depreciation	$	$	$	$		$	$
March 31, 2016	586	654	1,908	495	—	241	3,884
Additions	716	614	2,002	719	—	233	4,284
Disposals	—	—	—	—	—	(18)	(18)
March 31, 2017	1,302	1,268	3,910	1,214	—	456	8,150
Additions	1,145	919	3,319	1,285	—	796	7,464
Disposals	—	—	(47)	—	—	—	(47)
March 31, 2018	2,447	2,187	7,182	2,499	—	1,252	15,567
Net book value
March 31, 2017	7,564	2,345	20,881	2,726	—	2,951	36,467
March 31, 2018	9,840	2,760	34,068	3,071	368	10,065	60,172
Note 12.    Intangible assets
Intangible assets comprise the following:

	2018	2017
	$	$
Intangible assets with finite lives	23,486	18,598
Intangible assets with indefinite lives:
Brand name	112,977	112,977
Domain name	337	337
	136,800	131,912

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	ERP software	Computer software	Lease rights	Product development costs	In progress	Customer lists	Total
Cost	$	$	$	$	$	$	$
March 31, 2016	2,997	6,936	—	—	—	8,655	18,588
Additions	1,268	2,456	3,340	805	2,603	—	10,472
March 31, 2017	4,265	9,392	3,340	805	2,603	8,655	29,060
Additions	(6)	2,074	2,855	—	6,705	—	11,628
Transfers	—	367	—	3,142	(3,509)	—	—
March 31, 2018	4,259	11,833	6,195	3,947	5,799	8,655	40,688

	ERP software	Computer software	Lease rights	Product development costs	In progress	Customer lists	Total
Accumulated amortization	$	$	$	$	$	$	$
March 31, 2016	430	746	—	—	—	5,049	6,225
Amortization	429	1,541	—	103	—	2,164	4,237
March 31, 2017	859	2,287	—	103	—	7,213	10,462
Amortization	588	2,063	505	2,142	—	1,442	6,740
March 31, 2018	1,447	4,350	505	2,245	—	8,655	17,202
Net book value
March 31, 2017	3,406	7,105	3,340	702	2,603	1,442	18,598
March 31, 2018	2,812	7,483	5,690	1,702	5,799	—	23,486
For the year ended March 31, 2018, the cost of intangible assets in progress in the table above has been disclosed separately. Comparative figures for the year ended March 31, 2017 have been reclassified to correspond with the presentation adopted in the current year.
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

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The Company completed its annual impairment tests in 2018 and 2017 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use (VIU) are consistent with the assumptions used to calculate VIU for goodwill (note 13).
Note 13.    Goodwill
Goodwill arising from business combinations is as follows:

	2018	2017
	$	$
Opening balance	45,269	44,537
Business acquisition	—	732
Closing balance	45,269	45,269
The Company completed its annual impairment tests in 2018 and 2017 for goodwill and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the VIU are those regarding weighted average cost of capital, revenue and gross margin growth rates, sales channel mix, and growth in selling, general and administrative expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 43% for each CGU. Because the VIU amount exceeds the asset’s carrying amount, the asset is not impaired and the fair value less costs of disposition has not been calculated.
The weighted average cost of capital was determined to be between 13.5% and 15.3% (2017 – 13.6% and 16.0%) and was based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, country-specific risk premium, an after-tax cost of debt based on comparable corporate bond yields and the capital structure of the Company. Cash flow projections were discounted using the Company’s after-tax weighted average cost of capital.
Note 14.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	2018	2017
	$	$
Trade payables	28,012	25,098
Accrued liabilities	45,992	16,506
Employee benefits (note 20)	17,487	11,272
Other payables	18,065	5,347
Total	109,556	58,223
Note 15.    Provisions
Provisions consist of amounts recorded with respect to customer warranty obligations, terminations of sales agents and distributors, asset retirement obligations and sales returns.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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
The sales contract provision relates to management’s estimated cost of the termination of certain third-party dealers, agents and distributors.
Sales returns relate primarily to goods sold through the Direct-to-Consumer sales channel which have a limited right of return, typically within 30 days. The return policy is extended during the holiday shopping period to accommodate a higher volume of activity and purchases given as gifts.

	Warranty	Sales contracts	Sales returns	Other	Total
	$	$	$	$	$
Balance as at March 31, 2016	6,879	4,002	—	798	11,679
Additional provisions recognized	4,265	—	3,372	261	7,898
Reductions resulting from settlement	(3,025)	(1,002)	—	—	(4,027)
Other	—	—	—	22	22
Balance as at March 31, 2017	8,119	3,000	3,372	1,081	15,572
Additional provisions recognized	4,848	—	2,524	369	7,741
Reductions resulting from settlement	(3,446)	—	(2,842)	—	(6,288)
Release of provisions	—	—	158	—	158
Other	(211)	—	80	50	(81)
Balance as at March 31, 2018	9,310	3,000	3,292	1,500	17,102
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	2018	2017
	$	$
Current provisions	6,300	6,046
Non-current provisions	10,802	9,526
	17,102	15,572
Note 16.    Long-term debt
Revolving facility
On June 3, 2016, the Company entered into an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $200,000 with an increase in commitments to $250,000 during the peak season (June 1 - November 30), a revolving credit commitment comprising a letter of credit commitment in the amount of $25,000, with a $5,000 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25,000. The revolving facility has a 5-year term and can be drawn in Canadian dollars, U.S. dollars, Euros or other currencies. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Bankers’ Acceptance rate, the lenders’ Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. At March 31, 2018 and during the period, the Company was in compliance with all covenants.
As at March 31, 2018, the Company had repaid all amounts owing on the revolving facility (2017 - $6,642 outstanding, net of deferred financing charges of $2,071). Deferred financing charges related to the revolving facility in the amount of $1,694 are included in other long-term liabilities. The Company has unused borrowing capacity under the revolving facility of $97,830 as at March 31, 2018 (2017 - $80,671).
As at March 31, 2018, the Company had letters of credit outstanding under the revolving facility of $568 (2017 - $552).
The Company used the proceeds from the revolving facility to repay and extinguish its previous revolving credit facility and term credit facility (collectively, the credit facility). As a result of the extinguishment of the credit facility, deferred financing charges in the amount of $946 were expensed in the year ended March 31, 2017 as net interest and other finance costs.
Term loan
On December 2, 2016, in connection with the Recapitalization, the Company entered into a senior secured loan agreement with a syndicate of lenders, the term loan, that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount of $216,738 (US$162,582). The Company incurred an original issue discount of $6,502 and transaction costs of $3,427 on the issuance of the term loan. The term loan bears interest at a rate of LIBOR plus an applicable margin of 5.00% payable quarterly or at the end of the then current interest period (whichever is earlier) in arrears, provided that LIBOR may not be less than 1.00%. The term loan is due on December 2, 2021, and is repayable in quarterly amounts of US$406 beginning June 30, 2017. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at March 31, 2018 and during the period, the Company was in compliance with all covenants. As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance and accrued interest at each balance sheet date. The balance outstanding on the term loan as at March 31, 2018 is $146.6 million (US$113.8 million) (2017 - $151.6 million (US$113.8 million).

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The amount outstanding with respect to the term loan is as follows:

	2018	2017
	$	$
Term loan	146,649	151,581
Less unamortized portion of:
Original issue discount	3,142	4,120
Deferred financing fees	1,224	1,209
Embedded derivative	684	870
Revaluation for interest rate modification	4,525	5,935
	137,074	139,447
The Company recognized the fair value of the embedded derivative liability related to the interest rate floor of $1,375 at the inception of the term loan. The derivative will be remeasured at each reporting period and is included in other long-term liabilities. As at March 31, 2018, the value was $152 (2017 - $782).
On March 21, 2017 the Company prepaid $65,031 (US $48,800) of the outstanding principal balance of the term loan using proceeds from its public share offering. After the prepayment, the term loan bears interest at LIBOR plus an applicable margin of 4.00%, provided that LIBOR may not be less than 1.00%. As a result of the prepayment, related original issue discount and deferred financing charges of $2,972 were expensed in net interest expense and other financing costs. The decrease in the applicable margin from 5.00% to 4.00% gives rise to a decrease in the carrying value of the term loan of $4,525 (US$3,511) which will be amortized over the remaining term. The change in the carrying value is included in net interest and other financing costs.
During the year ended March 31, 2018, the term loan lenders syndicated their commitments under the loan agreement to a new group of lenders; the Company’s obligations under the loan agreement are substantially unchanged, and the syndication has no accounting impact. The Company incurred financing costs of $311 in connection with the syndication transaction, which will be amortized over the remaining term of the loan using the effective interest rate method.
Subordinated debt
On December 2, 2016, in connection with the Recapitalization, the Company repaid the outstanding amount of its subordinated debt plus accrued interest as follows:

$
Senior subordinated note	79,716
Junior subordinated note	5,590
85,306
Accrued interest at 6.70%	5,732
91,038
The repayment was financed with the proceeds of the term loan.
Hedging transactions on term loan
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to its term loan liability denominated in U.S. dollars.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The Company entered into a long-dated forward exchange contract to buy $75,000, or $59,382 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
The Company also entered into a cross-currency swap by selling $50,000, $39,968 in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50,000 fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50,000 fixed rate debt bearing interest at a rate of 5.80% and receiving $50,000, or €33,966 in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
Net interest and other finance costs
Net interest and other finance costs consist of the following:

	2018	2017	2016
	$	$	$
Interest expense:
Revolving facility	2,263	2,437	—
Term loan	10,414	4,903	—
Credit facility	—	393	2,236
Subordinated debt	—	3,822	5,598
Bank overdraft	—	—	17
Other	22	229	14
Standby fees	362	196	136
Write off deferred financing costs on repayment of debt	—	3,919	—
Revaluation of term loan for change in interest rate	—	(5,935)	—
Interest expense and other financing costs	13,061	9,964	8,001
Interest income	(173)	(2)	(5)
	12,888	9,962	7,996

Note 17.	Shareholders’ equity
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

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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
Share capital transactions for the year ended March 31, 2018
Secondary offering of shares - July 5, 2017
On July 5, 2017, the Company completed a secondary offering of 12,500,000 subordinate voting shares sold by the Principal Shareholders and certain members of management. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:

a)	The Principal Shareholders converted 12,414,078 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	Certain members of management exercised stock options to purchase 85,922 subordinate voting shares, which were then sold to the public.

c)	The completion of the secondary offering represents an exit event such that 820,543 performance vested exit event stock options that were eligible to vest became vested (note 18).

d)	The Company incurred transaction costs for the secondary offering in the amount of $1,546 in the year ended March 31, 2018 that are included in selling, general and administrative expenses.
The transactions affecting the issued and outstanding share capital of the Company in the year ended March 31, 2018 are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance as at March 31, 2017	83,308,154	2,209	23,088,883	101,086	106,397,037	103,295
Convert multiple voting shares to subordinate voting shares	(12,414,078)	(329)	12,414,078	329	—	—
Exercise of stock options	—	—	1,994,588	2,800	1,994,588	2,800
Balance as at March 31, 2018	70,894,076	1,880	37,497,549	104,215	108,391,625	106,095
Share capital transactions for the year ended March 31, 2017
Recapitalization
In connection with the Recapitalization, the following share capital transactions were completed on December 2, 2016:

a)	The 53,144,000 outstanding Class A senior preferred shares were redeemed for their capital amount of $53,144.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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

f)
The Class D preferred shares were non-voting, redeemable by the Company, retractable by the holder, and were in preference and priority to any payment or distribution of the assets of the Company to the holders of any other class of shares; accordingly, the redemption value of $63,576 was recorded as a financial liability. The Class D preferred shares were also pledged as collateral for the shareholder advance of $63,576; upon redemption or retraction of the Class D preferred shares, the redemption amount was automatically applied to extinguish the outstanding balance of the shareholder advance. On January 31, 2017, the Class D preferred shares were redeemed and the shareholder advance was settled in full.

The effect of the Recapitalization transactions on the issued and outstanding share capital of the Company is described below:

	Common Shares				Preferred Shares
	Class A		Class B		Class A senior preferred		Class A junior preferred		Class B senior preferred		Class B junior preferred		Class D preferred
	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$
Balance, as at March 31, 2016	7	3,350	3	—	53,144,000	53,144	3,426,892	3,727	22,776,000	—	34,164,000	—	—	—
Recapitalization transactions:
Repurchase Class A senior preferred shares	—	—	—	—	(53,144,000)	(53,144)	—	—	—	—	—	—	—	—
Redeem Class A junior preferred shares	—	—	—	—	—	—	(3,426,892)	(3,727)	—	—	—	—	—	—
Subdivide Class A and Class B common shares	69,999,993	—	29,999,997	—	—	—	—	—	—	—	—	—	—	—
Return of capital on Class A common shares	—	(698)		—	—	—	—	—	—	—	—	—	—	—
Exchange all Class B preferred and common shares for Class D preferred shares and Class A common shares	30,000,000	—	(30,000,000)	—	—	—	—	—	(22,776,000)	—	(34,164,000)	—	63,576,003	—
Redeem Class D preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	(63,576,003)	—
Balance, after Recapitalization	100,000,000	2,652	—	—	—	—	—	—	—	—	—	—	—	—
Public share offering

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

On March 13, 2017 the Company again amended its articles of incorporation to redesignate its Class A common shares as multiple voting shares and to create a class of subordinate voting shares. All previously authorized classes of preferred shares were eliminated. The articles also provide for an unlimited number of preferred shares, issuable in series.
Share capital transactions in connection with the public share offering are as follows:

	Class A common shares		Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$	Number	$
Balance, after Recapitalization	100,000,000	2,652	—	—	—	—	100,000,000	2,652
Public share offering:
Exchange Class A common shares for multiple voting shares	(100,000,000)	(2,652)	100,000,000	2,652	—	—	—	—
Convert multiple voting shares to subordinate voting shares	—	—	(16,691,846)	(443)	16,691,846	443	—	—
Net proceeds of issue of subordinate voting shares, after underwriting commission of $5,357 (net of tax of $1,882)	—	—	—	—	6,308,154	101,882	6,308,154	101,882
Share issue costs, net of tax of $487	—	—	—	—	—	(1,385)	—	(1,385)
Exercise of stock options	—	—	—	—	88,883	146	88,883	146
Balance as at March 31, 2017	—	—	83,308,154	2,209	23,088,883	101,086	106,397,037	103,295

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Note 18.	Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan and subsequently the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan.

a)	Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event become eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. An exit event is triggered based on a target realized rate of return on invested capital. Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.
On each vesting date, service-vested options vest, and performance-vested exit event options become eligible to vest upon the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 each represent exit events such that options that were eligible to vest became vested. As of July 5, 2017, all exit event conditions have been met, and no outstanding options are subject to exit event conditions. No options will be issued under the Legacy Plan subsequent to the public share offering.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Stock option transactions are as follows:

	Weighted average exercise price	Number of shares
Options outstanding, March 31 2016	$1.22	10,965,581
Transactions prior to Recapitalization amendments to the number and exercise price of options:
Options granted to purchase shares	$3.55	1,204,437
Options cancelled	$1.25	(421,778)
Options outstanding, December 2, 2016	$1.88	11,748,240
Effect of Recapitalization adjustments		(5,441,638)
Options outstanding after Recapitalization	$1.26	6,306,602
Transactions subsequent to Recapitalization amendments:
Options granted to purchase shares	$8.94	186,515
Options cancelled	$0.02	(593,457)
Options exercised	$1.64	(88,883)
Options outstanding, March 31 2017	$1.63	5,810,777
Options granted to purchase shares	$30.09	352,893
Options cancelled	$3.18	(521,511)
Options exercised	$0.62	(1,994,588)
Options outstanding, March 31 2018	$4.71	3,647,571

In the year ended March 31, 2018, the average share price at which stock options were exercised was $33.16 (2017 – $17.00).
Subordinate voting shares, to a maximum of 6,999,536 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2018:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted Average Remaining Life in Years	Number	Weighted Average Remaining Life in Years
$0.02	1,235,798	6.1	824,938	6.1
$0.25	119,322	6.4	30,432	6.5
$1.79	933,443	7.0	311,212	7
$2.37	18,519	6.6	18,519	6.6
$4.62	867,920	7.9	146,623	7.8
$8.94	133,332	8.8	—	—
$23.64	58,542	9.4	—	—
$30.73	213,155	9.2	—	—
$31.79	55,412	9.6	—	—
$41.50	12,128	9.9	—	—
	3,647,571		1,331,724	6.5
Accounting for share-based awards
Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model during the year ended March 31, 2018; prior to the public offering the Company used assumptions under the Monte Carlo valuation model to measure the fair value of options granted.
For the year ended March 31, 2018, the Company recorded $1,971 as contributed surplus and compensation expense for the vesting of stock options (2017 - $3,274, 2016- $500). In addition, cash compensation in the amount of $2,648 was paid to settle stock options cancelled on employee termination in the year ended March 31, 2017. Share-based compensation expense is included in selling, general and administrative expenses. The Company’s employee share purchase plan permits employees who do not participate in the stock option incentive plans to purchase subordinate voting shares of the Company by payroll deduction, with a matching contribution from the Company. Shares are purchased for the employees’ account in the open market at the prevailing market price. Contributions in the amount of $43 were recorded as compensation expense in the year ended March 31, 2018 (2017 and 2016 - $nil).

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The assumptions used to measure the fair value of options granted during the year ended March 31, 2018 under the Black Scholes option pricing model and during the year ended March 31, 2017 under the Monte Carlo valuation model at the grant date were as follows:

	2018	2017
Weighted average stock price valuation	$31.91	$—
Stock price valuation	$—	$5.93 to $9.51
Weighted average exercise price	$31.91	$—
Exercise price	$—	$ 4.62 to $8.94
Risk-free interest rate	1.34%	0.51%
Expected life in years	5	10
Expected dividend yield	—%	—%
Volatility	40%	30%
Weighted average fair value of options issued	$9.80	$—
Fair value of options issued in the period	$—	$3.20

Note 19.	Leases
The Company has lease commitments for the future periods, expiring as follows:

2018
$
Not later than 1 year	16,711
Later than 1 year and not later than 5 years	69,621
Later than 5 years	64,884
151,216
Operating leases relate to leases of real estate with lease terms of between 5 and 10 years. All operating lease contracts over 5 years contain clauses for 5-year market rental reviews. The Company does not have an option to purchase the leased property at the expiry of the lease periods. Beginning in the year ended March 31, 2017, the Company also has obligations to pay contingent rent based on a percentage of sales in connection with certain retail store leases.
Rent expense for the year comprises the following:

	2018	2017	2016
	$	$	$
Annual lease expense	17,016	8,654	4,459
Contingent rent	2,857	1,075	—
	19,873	9,729	4,459
Deferred rent in the amount of $4,348 (2017 - $2,110) is included in other long-term liabilities.
Note 20.    Related party transactions
On December 9, 2013 the Company entered into a management agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the public share offering on March 21, 2017, in accordance with the terms of the agreement. During the year ended March 31, 2017, the Company incurred

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

management fees under the management agreement of $10,286, including $9,564 paid on termination ( 2016 - $1,092).
In the year ended March 31, 2017, the Company incurred interest expense of $3,822 (2016 - $5,598) on the subordinated debt owing to Bain Capital. The subordinated debt and accrued interest was repaid in full on December 2, 2016 in connection with the Recapitalization (note 16).
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
During the year ended March 31, 2018, the Company incurred expenses of $1,070 (2017 - $277) for business services to companies affiliated with members of its Board of Directors. The Company also incurred expenses for travel of $315 (2017 - $477) to companies related to certain shareholders and $nil (2017 - $110) to an affiliate controlled by the majority shareholder for IT services. Balances owing to related parties as at March 31, 2018 were $59 (2017 - $107).
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors.
Key management compensation
Key management consists of the Board of Directors, the President and Chief Executive Officer and the executives who report directly to the President and Chief Executive Officer.

	2018	2017	2016
	$	$	$
Short term employee benefits	10,350	5,354	3,484
Long term employee benefits	49	22	12
Termination benefits	240	400	—
Share-based compensation	1,582	4,527	186
Compensation expense	12,221	10,303	3,682
Note 21.    Financial instruments and fair values
Management assessed that the fair values of cash, trade receivables, accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
As at March 31, 2018, the fair value of the Revolving Facility is equal to the amount owing of $nil (2017 - $8,713). The fair value of the Term Loan is equal to the amount owing of $146,649 (2017 - $151,581).

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The Company’s derivative financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined, in particular, the valuation technique(s) and inputs used.

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
Foreign currency swap contracts	Level 2
Future cash flows are estimated based on on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.
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

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	March 31, 2018					March 31, 2017
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	95,290	—	—	95,290	95,290	9,678	—	—	9,678	9,678
Derivatives included in other current assets	—	2,800	—	2,800	2,800	—	305	—	305	305
Derivatives included in other long-term assets	—	2,183	—	2,183	2,183	—	—	—	—	—
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	4,168	—	4,168	4,168	—	786	—	786	786
Derivatives included in other long-term liabilities	—	6,050	—	6,050	6,050	—	782	—	782	782
Revolving Facility	—	—	—	—	—	—	—	6,642	6,642	8,713
Term Loan	—	—	137,074	137,074	146,649	—	—	139,447	139,447	151,581
There were no transfers between the levels of the fair value hierarchy.
Note 22.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, market risk, credit risk, and liquidity risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

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

(1)	Adjusted earnings before depreciation, amortization, interest and taxes is a non-IFRS measure.
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise interest rate risk and foreign currency risk.
Interest rate risk
The Company is exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under the revolving facility and the term loan, as the required cash flows to service the debt will fluctuate as a result of changes in market rates. As at March 31, 2018, the Company had repaid all amounts owing on the revolving facility. The amount outstanding under the term loan was $146,649, which currently bears interest bears interest at 5.88%. For the year-ended March 31, 2018, a 1.00% increase in the average interest rate on our borrowings under the revolving facility would have increased interest expense by $627 (2017 - $823); a 1.00% increase in the average interest rate under the term loan would have increased annual interest expense by $1,460 based on the balance outstanding as at March 31, 2018 (2017 - $1,515).
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases and expenses are denominated in other currencies, principally U.S. dollars, Euros, Pounds Sterling, and Swiss Francs. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases and expenses denominated in these currencies. Beginning in fiscal 2017, certain foreign exchange forward contracts were designated at inception and accounted for as cash flow hedges with respect to expected activity in the 2018 fiscal year. The operating hedge program for the fiscal year ending March 31, 2019 was initiated during the fourth quarter of the 2018 fiscal year.
During the year ended March 31, 2018, an unrealized loss in the fair value of derivatives designated as cash flow hedges in the amount of $1,383 (net of tax recovery of $470) have been recorded in other comprehensive income (2017 - an unrealized gain of $13 net of tax expense of $4). During the year ended March 31, 2018, an unrealized gain of $46 (2017 - $300) on forward exchange contracts that are not treated as hedges have been recorded selling, general and administrative expenses in the statement of income. A loss of $220 (net of tax recovery of $75) was reclassified from other comprehensive income to selling, general and administrative expenses (2017 - $nil).

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Foreign currency forward exchange contracts outstanding as at March 31, 2018 related to operating cash flows are:

	Contract Amount		Primary Currency
Forward exchange contract to purchase currency	CHF	4,275	Swiss Francs
	US$	48,370	U.S. dollars
		€15,987	Euros

Forward exchange contract to sell currency	US$	90,060	U.S. dollars
		€28,915	Euros
		£20,285	Pounds Sterling
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
Foreign exchange risk on long-term debt
The Company is exposed to fluctuations in the amount owing on the revolving facility and the term loan that are denominated in U.S. dollars. A $0.01 increase (decrease) in the value of the U.S. dollar relative to the Canadian dollar would result in a loss of $1,138 in income before taxes, based on the balances outstanding as at March 31, 2018 (2017 - $1,151). Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign exchange risk on principal and interest payments on its term loan liability denominated in U.S. dollars.
During the year ended March 31, 2018, an unrealized gain of $341 in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in selling, general and administrative expenses in the statement of income. An unrealized gain of $1,523 (net of tax expense of $518) on the cross currency swap that is designated as a cash flow hedge has been recorded in other comprehensive income. A loss of $1,129 was reclassified from other comprehensive income to selling, general and administrative expenses.
During the year ended March 31, 2018, the Company has recognized in other comprehensive income an unrealized loss of $3,456 (net of tax expense of $1,176) in the fair value of the Euro-denominated cross-currency swap that is designated as a hedge of the Company's net investment in its European subsidiary.
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

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The Company has entered into an agreement with a third party who has insured the risk of loss for up to 82.8% of accounts receivable from certain designated customers based on a total deductible of $50 to a maximum of $30,000 per year. As at March 31, 2018, accounts receivable totaling approximately $8,061 (March 31, 2017 - $7,180) were insured under this agreement. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. Customer deposits are received in advance from certain customers for seasonal orders, and applied to reduce accounts receivable when goods are shipped. Credit terms are normally sixty days for seasonal orders, and thirty days for re-orders.
The aging of trade receivables is as follows:

	Total		Past due
		Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$
Trade accounts receivable	9,722	4,306	2,785	1,033	1,598
Credit card receivables	3,048	3,048	—	—	—
March 31, 2018	12,770	7,354	2,785	1,033	1,598

Trade accounts receivable	7,904	1,135	1,972	2,013	2,784
Credit card receivables	3,429	3,429	—	—	—
March 31, 2017	11,333	4,564	1,972	2,013	2,784
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

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

The following table summarizes the amount of contractual undiscounted future cash flow requirements as at March 31, 2018:

Contractual obligations	2019	2020	2021	2022	2023	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	109,556	—	—	—	—	—	109,556
Revolving facility	—	—	—	—	—	—	—
Term loan	—	—	—	146,649	—	—	146,649
Interest commitments relating to long-term debt (1)	8,618	8,618	8,618	5,746	—	—	31,600
Foreign exchange forward contracts	(1,368)	—	—	(3,867)	—	—	(5,235)
Operating leases	16,711	17,283	17,449	17,378	17,511	64,884	151,216
Pension obligation	—	—	—	—	—	1,390	1,390

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan of 5.88% as at March 31, 2018.
The Company accrues expenses when incurred. Accounts are deemed payable once a past event occurs that requires payment by a specific date.

Note 23.     Selected cash flow information
Cash and cash equivalents consist of the following:

	2018	2017
	$	$
Cash	86,273	9,678
Cash equivalents	9,017	—
	95,290	9,678

Notes to the Consolidated Financial Statements
March 31, 2018
(in thousands of Canadian dollars, except share and per share data)

Changes in non-cash operating items consist of the following:

	2018	2017	2016
	$	$	$
Trade receivables	(3,065)	7,677	(2,278)
Inventories	(39,512)	(5,958)	(49,778)
Other current assets	(5,550)	(3,238)	(3,104)
Accounts payable and accrued liabilities	41,490	15,639	15,945
Provisions	1,582	3,893	1,388
Deferred rent	2,282	2,110	—
Other	453	(257)	(21)
	(2,320)	19,866	(37,848)
Changes in liabilities and equity arising from financing activities consist of the following:

	Revolving facility	Term loan	Accrued liabilities	Share capital
	$	$		$
Balance as at March 31, 2017	6,642	139,447	4,335	103,295
Cash flows:
Borrowings on revolving facility	(8,861)	—	—	—
Deferred financing fees on term loan	—	(311)	—	—
Original issue discount on term loan paid	—	—	(4,394)	—
Exercise of stock options	—	—	—	1,238
Realized foreign exchange gain	—	—	59	—
Non-cash items:
Amortization of debt costs
Discount	—	842	—	—
Embedded derivative	—	186	—	—
Interest rate modification	—	1,212	—	—
Deferred financing costs	525	295	—	—
Unrealized foreign exchange gain	—	(4,597)	—	—
Contributed surplus on exercise of stock options	—	—	—	1,562
Balance as at March 31, 2018(1)	(1,694)	137,074	—	106,095

(1)	Deferred financing charges on the revolving facility are included in other long-term liabilities.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF
CANADA GOOSE HOLDINGS INC.
(PARENT COMPANY)
All operating activities of the Company are conducted by its subsidiaries. Canada Goose Holdings Inc. is a holding company and does not have any material assets or conduct business operations other than investments its subsidiaries. The credit agreement of Canada Goose, Inc, a wholly owned subsidiary of Canada Goose Holdings Inc., contains provisions whereby Canada Goose Inc. has restrictions on the ability to pay dividends, loan funds and make other upstream distributions to Canada Goose Holdings Inc.
These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these condensed financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in thousands of Canadian dollars)

	March 31
	2018	2017	2016
	$	$	$
Equity in comprehensive income of subsidiary	97,483	14,496	26,155
Fee income from subsidiary	888	20,614	—
	98,371	35,110	26,155
Selling, general and administration expenses	5,185	11,503	500
Other income:
Net interest income and other finance costs	(4)	(6)	(8)
Income before tax	93,190	23,613	25,663
Income tax expense (recovery)	(1,042)	2,582	(130)
Net income	94,232	21,031	25,793

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in thousands of Canadian dollars)

	March 31
	2018	2017
Assets	$	$
Current assets
Cash	1,276	370
Income tax receivable	2	—
Other current assets	190	35
Total current assets	1,468	405
Note receivable from subsidiary	36,356	32,511
Investment in subsidiaries	232,984	135,502
Deferred income taxes	1,042	—
Total assets	271,850	168,418
Liabilities and shareholders’ equity
Current Liabilities
Accounts payable and accrued liabilities	857	473
Due to subsidiary	27,383	21,774
Income tax payable	—	2
Total liabilities	28,240	22,249
Shareholders' equity
Share capital	106,095	103,295
Contributed surplus	4,483	4,074
Retained earnings	133,032	38,800
Total shareholders' equity	243,610	146,169
Total liabilities & shareholders' equity	271,850	168,418

The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total
	$	$	$	$
Balance, March 31, 2015	58,245	57,240	(1,052)	114,433
Issuance of preferred shares	1,976	—	—	1,976
Net income	—	—	25,793	25,793
Share-based compensation	—	500	—	500
Balance, March 31, 2016	60,221	57,740	24,741	142,702
Redemption of common and preferred shares	(57,569)	(56,940)	(6,972)	(121,481)
Issuance of subordinate voting shares	100,497	—	—	100,497
Exercise of stock options	146	—	—	146
Net income	—	—	21,031	21,031
Share-based compensation	—	3,274	—	3,274
Balance, March 31, 2017	103,295	4,074	38,800	146,169
Exercise of stock options	2,800	(1,562)	—	1,238
Net income	—	—	94,232	94,232
Share-based compensation	—	1,971	—	1,971
Balance, March 31, 2018	106,095	4,483	133,032	243,610
The accompanying notes to the condensed financial statements are an integral part of this financial statement.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in thousands of Canadian dollars)

	March 31
	2018	2017	2016
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	94,232	21,031	25,793
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(97,483)	(14,496)	(26,155)
Net interest income	(4)	(6)	(8)
Income taxes	(1,042)	2,582	(130)
Share-based compensation	1,971	5,922	500
	(2,326)	15,033	—
Changes in assets and liabilities	1,998	72,271	87
Income taxes paid	(4)	—	(4)
Interest received	—	5,740	5,525
Interest paid	—	(5,732)	(5,517)
Net cash from (used in) operating activities	(332)	87,312	91
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in subsidiary
Shares of subsidiary redeemed	—	100,472	—
Dividend received	—	21,000	—
Investment in shares of subsidiary	—	(100,000)	(1,976)
Loan to subsidiary	—	—	(2,964)
Net cash from (used in) investing activities	—	21,472	(4,940)
CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of common and preferred shares	—	(121,480)	—
Issuance of subordinate voting shares	—	98,273	—
Issuance of preferred shares	—	—	1,976
(Repayment) issuance of subordinated debt	—	(85,306)	2,964
Exercise of stock options	1,238	—	—
Net cash from (used in) financing activities	1,238	(108,513)	4,940
Increase in cash	906	271	91
Cash, beginning of period	370	99	8
Cash, end of period	1,276	370	99

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
The Parent Company has accounted for the earnings of its subsidiary under the equity method in these unconsolidated condensed financial statements.

2.	STATEMENT OF COMPLIANCE
The Parent Company prepared these unconsolidated financial statements in accordance with International Accounting Standards 27, "Separate Financial Statements", as issued by the International Accounting Standards Board.

3.	COMMITMENTS AND CONTINGENCIES
The Parent Company has no material commitments or contingencies during the reported periods.

4.	SHAREHOLDERS’ EQUITY
See the Annual Consolidated Financial Statements Note 17 in reference to the recapitalization and public share offering transactions during the year ended March 31, 2017.