Form 20-F/A
period 2018-03-31
Canada Goose Holdings Inc.
filed 2018-06-20
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F of Canada Goose Holdings Inc. for the fiscal year ended March 31, 2018, as filed with the Securities and Exchange Commission on June 15, 2018 (the “Original Filing”).
This Amendment is being filed solely to include the conformed signature to the Report of Independent Registered Public Accounting Firm, dated June 14, 2018, which was inadvertently omitted from the Original Filing.
In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment. In addition, the consent filed as Exhibit 23 to this Amendment is dated as of the filing date of this Amendment.
No other changes were made to the Original Filing. For ease of reference, the entire Form 20-F, including all exhibits filed therewith, is included in this Amendment.

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
Date: June 19, 2018

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