Form 20-F
period 2019-03-31
Canada Goose Holdings Inc.
filed 2019-05-29
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

David M. Forrest
Senior Vice President, General Counsel
250 Bowie Ave
Toronto, Ontario, Canada M6E 4Y2
Tel: (416) 780-9850

(Name, telephone, email and/or facsimile number and address of Company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Subordinate voting shares	GOOS	New York Stock Exchange

Title of each class	Name of each exchange on which registered
Subordinate voting shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 31, 2019, 59,106,998 subordinate voting shares and 51,004,076 multiple voting shares were issued and outstanding.

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
In connection with our initial public offering (“IPO”), we re-designated our Class A common shares into multiple voting shares. In addition, we eliminated all of our previously outstanding series of common and preferred shares and created our subordinate voting shares.
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended March 31, 2019, 2018 and 2017 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
Trademarks and Service Marks
This Annual Report contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean) as well as the BAFFIN word mark and BAFFIN Half Maple Leaf design trademark.
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
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this Annual Report, which include, but are not limited to, the following risks:

•	we may not open retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	we may be unable to remediate weaknesses in our internal controls over financial reporting on a timely basis;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our wholesale partners and international distributors;

•	the success of our new store openings;

•	the success of our expansion into Greater China;

•	the success of our marketing programs;

•	our ability to forecast our inventory needs;

•	our ability to manage our exposure to data security and cyber security events;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw material costs, interest rates and currency exchange rates.

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
Risks Related to our Business
Our business depends on our strong brand, and if we are not able to maintain and enhance our brand we may be unable to sell our products, which would adversely affect our business.
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
A key element of our growth strategy is expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. Our brand is sold in 49 countries as of March 31, 2019 and we sold through 2,227 points of distribution during our Fall / Winter 2018 season. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our premium functional products as compared to traditional outerwear. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.
Because our business is highly concentrated on a single, discretionary product category, premium outerwear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.
Our business is not currently diversified and consists primarily of designing, manufacturing and distributing premium outerwear and accessories. In fiscal 2019, our main product category, down-filled jackets, was made up of over 187 styles and comprised the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from retail spending for premium outerwear and accessories would also have a material adverse effect on our results of operations.
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
Many factors affect the level of consumer spending for discretionary items such as our premium outerwear and related products. These factors include general economic conditions, interest and tax rates, the availability of consumer credit, disposable consumer income, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our premium outerwear, tend to decline during recessionary periods when disposable income is lower. During our history, we have experienced recessionary periods, but we cannot predict the effect of future recessionary periods on our sales and profitability. A downturn in the economy in markets in which we sell our products may materially harm our sales, profitability and financial condition.
We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenue and profitability.
The market for outerwear is highly fragmented. We compete directly against other wholesalers and direct retailers of premium functional outerwear and luxury apparel. Because of the fragmented nature of the marketplace, we also compete with other apparel sellers, including those who do not specialize in outerwear. Many of our competitors have significant competitive advantages, including larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, greater financial resources, more established research and development processes, a longer history of store development, greater marketing resources, more established distribution processes, and other resources than we do.
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
Our success depends, in part, on our ability to attract new customers. In order to expand our customer base, we must appeal to and attract consumers who identify with our products. We have made significant investments in enhancing our brand and attracting new customers. We expect to continue to make significant investments to promote our current products to new customers and new products to current and new customers, including through our e-commerce platforms and retail store presence. Such marketing investments can be expensive and may not result in increased sales. Further, as our brand becomes more widely known, we may not attract new customers as we have in the past. If we are unable to attract new customers, we may not be able to increase our sales.
We have grown rapidly in recent years. If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.
We have expanded our operations rapidly since 2013 and have been developing a Direct-to-Consumer (“DTC”) channel with the launch of our 12 national e-commerce markets since August of 2014, and the opening of our retail stores in Beijing, Boston, Calgary, Chicago, Hong Kong, London, Montreal, Short Hills (New Jersey), New York City, Toronto and Vancouver and a retail store operated by our distribution partner in Tokyo. Driven by this expansion, alongside continued growth in our wholesale channel, total revenue increased to $830.5 million for fiscal 2019 from $403.8 million for fiscal 2017, at a Compound Annual Growth Rate (“CAGR”) of 43.4%.
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

Our growth strategy involves expansion of our DTC channel, including retail stores and on-line, which may present risks and challenges.
Our business has only recently evolved from one in which we only distributed products on a wholesale basis for resale by others to a multi-channel distribution model, which includes retail and online stores operated by us. Growing our e-commerce platforms and number of retail stores is essential to our growth strategy, as is expanding our product offerings available through these channels. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce or retail store design does not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations. Furthermore, with our increasing retail footprint, we are increasingly subject to risks relating to brick and mortar store locations, such as the risk that footfall at our store locations will decline, that we will be unable to secure new leases upon desirable terms, or that higher costs at our retail locations will adversely affect our margins.
We are also subject to different and evolving local laws and regulatory requirements in the various jurisdictions in which we operate retail stores and online stores. In particular, we are subject to different and evolving laws governing the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our international expansion.
Our financial performance is subject to significant seasonality and variability, which could cause the price of our subordinate voting shares to decline.
Our business is affected by a number of factors common to our industry and by other factors specific to our business model, which drive seasonality and variability. Historically, key metrics, including those related to our growth, profitability and financial condition, have fluctuated significantly across fiscal periods. We expect this to continue in the future.
Consumer purchases of down-filled jackets are heavily concentrated in the Fall / Winter season. As a result, the majority of our DTC revenue is recognized in the third and fourth fiscal quarter. Our wholesale revenue is weighted earlier in the second and third fiscal quarters, when most orders are shipped to wholesale partners.
At the consolidated level, our revenue is concentrated in the second and third fiscal quarters, while our operating costs are more evenly distributed throughout the year. In fiscal 2019, these two quarters represented 75.8% of total revenue. We have historically experienced reduced or negative net income in our first and fourth fiscal quarters, where we have significantly less revenue to offset our cost base. We expect our expanding DTC channel to continue increasing as a percentage of total revenue, resulting in a growing proportion of our revenue occurring during the third and fourth fiscal quarters.
Guided by expected demand and wholesale orders, we manufacture on a linear basis throughout the fiscal year, while adding capacity to our manufacturing network, resulting in the buildup of inventory ahead of our peak season. This causes significant fluctuations in our working capital, cash conversion, and leverage throughout the fiscal year. At certain points in time, in anticipation of future growth, our inventory has also increased at a higher rate than our revenue growth in the same period.
Historical results, especially comparisons across fiscal quarters, should not be considered indicative of the results to be expected for any future periods. In addition to the seasonality of demand for our products, our financial performance is influenced by a number of factors which are difficult to predict and variable in nature. These include input cost volatility, the timing of consumer purchases and wholesale deliveries which very often shift between fiscal quarters, demand forecast accuracy, inventory availability and the evolution of our channel mix, as well as external trends in weather, retail traffic and discretionary consumer spending.
A number of other factors which are difficult to predict could also affect the seasonality or variability of our financial performance. Therefore, you should not rely on the results of a single fiscal quarter as an indication of our annual results or future performance.
Our business may be adversely affected by global climate change trends.
A significant portion of our business is highly dependent on cold-weather seasons and patterns to generate consumer demand for our cold-weather apparel. Consumer demand for our cold-weather and shoulder season products may be negatively affected to the extent global weather patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility, which could have an adverse effect on our financial condition, results of operations or cash flows.
Our indebtedness could adversely affect our financial condition.
As of March 31, 2019, we had repaid all borrowings outstanding under our Revolving Facility (as defined below) and had $165.5 million of unused commitments under our Revolving Facility and $152.4 million of term loans under our Term Loan Facility (as defined below), for total indebtedness of $152.4 million. We also generally experience significant fluctuations in our aggregate indebtedness and working capital over our operating cycle due to the seasonality in our business. Our debt could have important consequences, including:

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
In addition to our DTC strategy and the expansion of our geographic footprint, we are growing our business by expanding our product offerings outside down-filled jackets, including softshell jackets, windwear, rainwear, knitwear and footwear. The principal risks to our ability to successfully carry out our plans to expand our product offering include:

•
the success of new products and new product lines will depend on market demand and there is a risk that new products and new product lines will not deliver expected results, which could negatively impact our future sales and results of operations;

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
Our future growth depends in part on our expansion efforts outside of North America, including in developing markets. We have limited experience with regulatory environments and market practices outside of this region, and we may not be able to penetrate or successfully operate in any new market, as a result of unfamiliar regulation or other unexpected barriers to entry. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. In developing markets, potential challenges include relatively higher risk of political instability, economic volatility, crime, corruption and social unrest. Such challenges may be exacerbated in many cases by uncertainties regarding how local law is applied and enforced, and with respect to judiciary and administrative mechanism.

We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our outerwear by customers in these new international markets. Our failure to develop our business in new international markets or experiencing disappointing growth or inadequate management of risks outside of existing markets could harm our business and results of operations.
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
In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters or other catastrophic occurrences. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards.
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
Our business and results of operations could be harmed if we are unable to accurately forecast demand for our products.
To ensure adequate inventory supply, we and our wholesale partners forecast inventory needs, which are subject to seasonal and quarterly variations and customer demand. If we fail to accurately forecast wholesale demand, we may experience excess inventory levels or a shortage of product to deliver to our wholesale partners and through our DTC channel. Our ability to forecast accurately has become increasingly important as we have grown our DTC segment. In our wholesale segment, a majority of orders delivered in a given fiscal year are received in the prior fiscal year, enabling us to manufacture inventory to wholesale demand. For DTC channel sales, we have to manufacture according to our forecasts. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The impact of an overestimation is expected to increase as a larger portion of our sales comes through our DTC channel, and as we expand our product offerings to include more new styles. If we underestimate the demand for our products, we may not be able to produce products to meet our wholesale partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and wholesale partner relationships. In addition, failures to accurately predict the level of demand for our products could harm our profitability and financial condition.
If we are unable to establish and protect our trademarks and other intellectual property rights, counterfeiters may produce copies of our products and such counterfeit products could damage our brand image.
Given the increased popularity of our brand, we believe there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge, seeking to benefit from the consumer demand for Canada Goose products. These counterfeit products do not provide the functionality of our products and we believe they are of substantially lower quality, and if customers are not able to differentiate between our products and counterfeit products, this could damage our brand image. In order to protect our brand, we devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. We actively pursue entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. In spite of our efforts, counterfeiting still occurs and, if we are unsuccessful in challenging a third-party’s rights related to trademark, copyright or other intellectual property rights, this could adversely affect our future sales, financial condition and results of operations. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future or that we will be able to identify and pursue all counterfeiters who may seek to benefit from our brand.
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
However, enforcing rights to our intellectual property may be difficult and costly, and we may not be successful in stopping infringement of our intellectual property rights, particularly in foreign countries, which could make it easier for competitors to capture market share. Intellectual property rights necessary to protect our products and brand may also be unavailable or limited in certain countries. Furthermore, our efforts to enforce our trademarks, copyrights and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations.

Labour-related matters, including labour disputes, may adversely affect our operations.
As of March 31, 2019, less than 23% of our employees are members of labour unions, and additional members of our workforce may become represented by unions in the future. The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
The majority of our workforce is composed of manufacturing employees based in the provinces of Ontario, Manitoba and Québec, a sizeable portion of whom are paid wage rates based on the applicable provincial minimum wage. Many jurisdictions, including certain Canadian provinces, either have increased or plan to increase their minimum wage and other benefits requirements, which may materially increase our manufacturing costs. Minimum wage increases such as the foregoing may not only increase the wages of our minimum wage employees, but also the wages paid to our other hourly or salaried employees who, in recognition of their tenure, performance, responsibilities and other similar considerations, historically received a rate of pay exceeding the applicable minimum wage. Further, if we fail to pay such higher wages, we could suffer increased employee turnover. It is difficult to predict when such increases may take place and any such increase could have a material adverse effect on our business, financial condition, results of operations and prospects.
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

We partially depend on our wholesale partners to display and present our products to customers in our wholesale segment, and our failure to maintain and further develop our relationships with our wholesale partners could harm our business.
We sell our products in our wholesale segment through knowledgeable local, regional, and national wholesale partners. Our wholesale partners service customers by stocking and displaying our products, and explaining our product attributes. Our relationships with these wholesale partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our wholesale partners or financial difficulties experienced by these wholesale partners could harm our business.
Our sales depend, in part, on wholesale partners effectively displaying our products, including providing attractive space in their stores, including shop-in-shops, and training their sales personnel to sell our products. If our wholesale partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower revenue and gross margins, which would harm our profitability and financial condition.
We also have key relationships with wholesale partners. If we lose any of our key wholesale partners, or if any key wholesale partner reduces their purchases of our existing or new products, or their number of stores or operations or promotes products of our competitors over ours, or suffers financial difficulty or insolvency, our sales would be harmed. The recent decline in the overall retail industry has been challenging for some of our wholesale partners and caused us to negotiate shortened payment terms and reduce credit limits with certain of our wholesale partners. If the overall retail environment continues to decline or if one or more of our wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
A significant portion of our sales are to wholesale partners, directly and through distributors.
A significant portion of our sales are made to wholesale partners, either directly or indirectly, through distributors, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our wholesale partners, and confirmed orders received from our wholesale partners may be difficult to enforce. Factors that could affect our ability to maintain or expand our sales to these wholesale partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products or product expansions; (c) unwillingness of our wholesale partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our wholesale partners; and (e) new, well-received product introductions by competitors.
We cannot assure you that our wholesale partners will continue to carry our products in accordance with current practices or carry any new products that we develop. If these risks occur, they could harm our brand as well as our results of operations and financial condition.
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
Data security breaches and other cyber security events could result in disruption to our operations or financial losses and could negatively affect our reputation, credibility and business.
As with other companies, we are subject to risks associated with data security breaches and other cyber security events. We collect, process, maintain and use personal information relating to our customers and employees, and rely on third parties for the operation of our e-commerce site and for the various social media tools and websites we use as part of our marketing strategy. Any attempted or actual unauthorized disclosure of personally identifiable information regarding our employees, customers or website visitors could harm our reputation and credibility, reduce our e-commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties.
Our on-line activities, including our e-commerce websites, also may be subject to denial of service or other forms of cyber attacks. While we have taken measures we believe reasonable to protect against those types of attacks, those measures may not adequately protect our on-line activities from such attacks. If a denial of service attack or other cyber event were to affect our e-commerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation may be adversely affected. Additionally, new and evolving data protection legislation such as the GDPR impose new requirements such as shorter notification timeframes that could increase the risks associated with data security breaches.
We have procedures and technology in place designed to safeguard our customers’ debit and credit cards and our customers’ and employees’ other personal information, and we continue to devote significant resources to network security, backup and disaster recovery, and other security measures. Nevertheless, these security measures cannot provide absolute security or guarantee that we will be successful in preventing or responding to every such breach or disruption.
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
For our DTC sales, as well as for sales to certain wholesale partners, we accept a variety of payment methods, including credit cards, debit cards and electronic funds transfers. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements relating to payment card processing. This includes laws governing the collection, processing and storage of sensitive consumer information, as well as industry requirements such as the Payment Card Industry Data Security Standard (“PCI-DSS”). These laws and obligations may require us to implement enhanced authentication and payment processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including PCI-DSS, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or consumers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our consumers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.
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
There can be no assurance we will be able to detect, prevent, or fix all defects that may affect our products. Failure to detect, prevent, or fix defects, or the occurrence of real or perceived quality, health or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls, and credit, warranty or other claims, among others, which could harm our brand, sales, profitability and financial condition. We stand behind every Canada Goose product with a full lifetime warranty against defects. Because of this comprehensive warranty, quality problems could lead to increased warranty costs, and divert the attention of our manufacturing facilities. Such problems could hurt our premium brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.
Our business could be adversely affected by protestors or activists.
We have been the target of protestors and activists in the past, and may continue to be in the future. Our products include certain animal products, including goose and duck feathers in all of our down-filled parkas and coyote fur on the hoods of some of our parkas, which has drawn the attention of animal welfare activists.

Protestors can disrupt sales at our stores, or use social media or other campaigns to sway public opinion against our products. In addition, such activism could influence laws or regulations applicable to the jurisdictions in which we operate, including laws and regulations related to the use of animal by-products. If any such activists are successful, our sales and results of operations may be adversely affected.
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
The presentation currency for our consolidated financial statements is the Canadian dollar. Because we recognize sales in U.S. dollars, Euros, British pounds, Swiss francs, Hong Kong dollars and Chinese yuan, if any of these currencies weakens against the Canadian dollar it would have a negative impact on our local operating results upon translation of those results into Canadian dollars for the purposes of financial statement consolidation. Although we engage in short-term hedging transactions for a portion of our foreign currency denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates.
Our earnings per share are reported in Canadian dollars, and accordingly may be translated into U.S. dollars by analysts or our investors. As a result, the perceived value of an investment in our subordinate voting shares to a U.S. shareholder will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Our decision to declare a dividend depends on results of operations reported in Canadian dollars. As a result, U.S. and other shareholders seeking U.S. dollar total returns, including increases in the share price and dividends paid, are subject to foreign exchange risk as the U.S. dollar rises and falls against the Canadian dollar.
Political uncertainty and an increase in trade protectionism could have a material adverse effect on our business, results of operation and financial condition.
As a prominent Canadian brand, geopolitical events that involve Canada may have an impact on our business and share price. In addition, our brand and Canadian heritage may be detrimental to the company in the context of geopolitical disputes aimed at Canada or actors or situations with significant actual or perceived connection to Canada. We sell a significant portion of our products to customers outside of Canada and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business and consolidated financial statements. Recent events, including the U.S. presidential election and “Brexit” in the U.K., have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, in November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (“USMCA”) (in Canada, known as the Canada-United-States-Mexico Agreement (“CUSMA”), which is intended to succeed the North American Free Trade Agreement (“NAFTA”). USMCA/CUSMA has been signed but not ratified by the legislature of each of the United States, Canada and Mexico. It remains unclear what the U.S., Canadian, or Mexican governments will or will not do with respect to NAFTA, USMCA/CUSMA or other international trade agreements and policies. In addition, in 2018, the U.S. imposed tariffs on certain imports from China and other countries, resulting in retaliatory tariffs by China and other countries. The U.S. and China are currently involved in trade talks, the outcome of which is uncertain. This uncertainty and potential governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the Canadian, U.S. or world economy or certain sectors thereof and, thus, to adversely impact our business.
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
In connection with the audits of our consolidated financial statements for fiscal 2017, 2018 and 2019, we identified material weaknesses in our internal control over financial reporting. If we fail to remediate these weaknesses and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and our reputation.
In connection with the audit of our consolidated financial statements for fiscal 2017, 2018 and 2019, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
As the company has experienced significant expansion of operations and revenue growth, we increased the number of personnel in our organization and specifically in our financial reporting team. Despite this progress, in fiscal 2019 we continued to identify control deficiencies in aggregate that constitute a material weakness in two components of internal control as defined by COSO 2013 (Control Activities and Information and Communication). Management determined it did not design and maintain effective controls over the following, each of which was deemed a material weakness in aggregate: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; and (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data.
While we have taken steps to address these material weaknesses in fiscal 2018 and fiscal 2019, there are a number of additional steps that management plans to take in 2020 and beyond to strengthen the company’s internal controls. In addition, as the company continues to evaluate and work to improve its internal control over financial reporting, management may take additional measures to address control deficiencies. The material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses identified or prevent the incidence of other material weaknesses in the company’s internal control over financial reporting in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified. Implementing any appropriate changes to our internal controls and continuing to update and maintain our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. If we fail to enhance our internal control over financial reporting to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we may be unable to report our financial results accurately, which could increase operating costs, trigger an event of default under our Credit Agreement and harm our business, including our investors’ perception of our business, our share price and our ability to finance our operations.
For a more detailed discussion of our material weaknesses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” - “Internal Control Over Financial Reporting.”
Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.
Reporting obligations as a public company and our anticipated growth have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as of March 31, 2019, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls. Since management was unable to certify the effectiveness of our internal controls or if additional material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our share price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other exchange on which our subordinate voting shares may be listed. Delisting of our subordinate voting shares from any exchange would reduce the liquidity of the market for our subordinate voting shares, which would reduce the price of our subordinate voting shares and increase the volatility of our share price.
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
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of March 31, 2019, shareholders who hold multiple voting shares (Bain Capital and our President and Chief Executive Officer (including their respective affiliates)), together hold approximately 90% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.

In addition, because of the 10-to-1 voting ratio between our multiple voting shares and subordinate voting shares, the holders of our multiple voting shares will control a majority of the combined voting power of our voting shares even where the multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our multiple voting shares limits the ability of holders of our subordinate voting shares to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amending of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of multiple voting shares will have the ability to influence or control many matters affecting us and actions may be taken that holders of our subordinate voting shares may not view as beneficial. The market price of our subordinate voting shares could be adversely affected due to the significant influence and voting power of the holders of multiple voting shares. Additionally, the significant voting interest of holders of multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the subordinate voting shares, might otherwise receive a premium for the subordinate voting shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of multiple voting shares.
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
We are currently controlled by Bain Capital. As of March 31, 2019, Bain Capital beneficially owned approximately 60.5% of our outstanding multiple voting shares, or approximately 54.2% of the combined voting power of our multiple voting and subordinate voting shares outstanding. In addition, our President and Chief Executive Officer beneficially owns approximately 39.5% of our outstanding multiple voting shares, or approximately 35.4% of the combined voting power of our outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation, notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares we may continue to be a controlled company so long as an entity controlled by our President and Chief Executive Officer continues to hold multiple voting shares.
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
As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings and any special meeting of shareholders will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Furthermore, as a foreign private issuer, we may take advantage of certain provisions in the NYSE listing rules that allow us to follow Canadian law for certain governance matters.
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
As a holding company, our principal source of cash flow is distributions from our main operating subsidiary, Canada Goose Inc. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiary to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiary is a separate legal entity, and although it is wholly-owned and controlled by us, it has no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiary to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiary to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Founded in a small warehouse in Toronto in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Our products are informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose.
We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of outerwear, knitwear and accessories for men, women and children. This vertically integrated business model allows us to directly control the quality of our products while capturing higher margins. As of March 31, 2019, our products are sold through our DTC channel, which has e-commerce operations in 12 countries and 11 retail stores, and our wholesale channel, which is comprised of select wholesale partners in 49 countries.
In December 2013, we partnered with Bain Capital through a sale of a 70% equity interest in our business (the “Acquisition”). In connection with such sale, Canada Goose Holdings Inc. was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 21, 2013. The initial public offering of our subordinate voting shares in the United States and Canada was completed on March 21, 2017.
In November 2018, we acquired the business of Baffin Inc. (“Baffin”), a Canadian designer and manufacturer of performance outdoor and industrial footwear. Field-tested and trusted in extreme cold weather conditions, Baffin products are predominantly sold through distributors and retailers in Canada and the United States. As a wholly-owned subsidiary, Baffin is managed and operated on a stand-alone basis, with distinct products, sales channels, and customers. In the future, we intend to develop a separate Canada Goose footwear offering leveraging Baffin’s expertise, infrastructure and technology.
Our principal office is located at 250 Bowie Avenue, Toronto, Ontario, Canada, M6E 4Y2 and our telephone number is (416) 780-9850. Our registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. Our website address is www.canadagoose.com. Information contained on, or accessible through, our website is not a part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Corporation Service Company, located at 251 Little Falls Drive, Wilmington, Delaware, is the company’s agent for service of process in the United States.
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
Uncompromised craftsmanship. We develop superior functional products centered around protection from the elements and adaptability for a wide range of uses, climates and environments. Our expertise in matching our technical fabrics with the optimal blends of down enables us to create warmer, lighter and more durable products. The superior quality and performance of our products also extends into freedom of movement, breathability and protection from wind and rain.
Beloved and coveted globally. We believe that Canada Goose is the reference parka in the performance luxury space. On a global basis, consumer research shows that we are consistently amongst the highest in our competitive set for awareness and affinity. In a market which is largely fragmented and regional, the international breadth of our brand equity is a significant point of strength.
Proudly made in Canada. Our Canadian heritage and commitment to local manufacturing are at the heart of our business and brand. While many companies in our industry outsource to offshore manufacturers, we are deeply committed to producing our core down-filled jackets in Canada where we currently estimate that we directly or indirectly employ approximately 20% of the national cut and sew workforce. We believe that our recognized Made-in-Canada leadership is valued by our customers and difficult to replicate.
Flexible supply chain. We directly control the design, innovation, development, engineering and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior product quality. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with third party sub-contractors. Our flexible supply chain gives us distinct advantages including the ability to scale our operations, adapt to customer demand and achieve higher margins.
Multi-channel distribution. Our distribution strategy allows us to reach customers how and where they want to shop, through two distinct and complementary channels. In our most important markets, our DTC channel allows us to have direct and unfiltered relationships with our customers, while also realizing more favourable margins. In a world that is increasingly digital, our e-commerce platform is strong and dynamic, offering the full breadth of our product offering, available anytime. The response to our retail stores, which we began opening in the Fall of 2016, has also demonstrated that our customers value physical and immersive experiences, such as our cold rooms, in an exceptional service environment. We also recognize that many consumers value shopping in multi-brand environments. Our wholesale channel, which represented 2,227 points of distribution during the Fall / Winter 2018 season, plays an important role in our business, extending the reach and diversity of our distribution to a level we would never want to replicate on our own. We work closely with our curated network of best-in-class partners and distributors, to ensure the highest standards of customer experience and brand storytelling.
Proven management team. Dani Reiss, our President and Chief Executive Officer since 2001, has led the transformation of Canada Goose from a small Canadian jacket manufacturer to a global luxury brand. Mr. Reiss has played a central role in transitioning the business into a consumer-facing brand, developing our international markets and building a world-class team of senior business leaders. With a deep commitment to disciplined execution, our current management team has established our innovative multi-channel distribution model, rapidly scaled Made-in-Canada manufacturing and successfully evolved our product offering beyond the parka.

B.	Business Overview
Our Growth Strategies
From fiscal 2017 to fiscal 2019, we have grown our revenue at a 43.4% CAGR to $830.5 million from $403.8 million. Despite this rapid trajectory, we believe we still benefit from significant growth opportunities.
Pursue global growth. We believe that we have a significant opportunity to grow demand, distribution and penetration, in both existing and new geographic markets.
Strengthen brand affinity. Driving interest from new customers and building deeper connections with those who already know us is central to our market development strategy. While our brand is recognized and coveted globally, we have potential to meaningfully increase awareness, consideration and conversion. Through authentic storytelling and unique experiences, amplified by our digital-first approach, we plan to continue introducing Canada Goose to the world, activating local markets to support our distribution, and encouraging our fans to explore the full breadth of our offering.
Enhance our wholesale network. With a focus on providing a compelling and consistent brand experience, we plan to drive growth with our best-in-class wholesale partners and distributors, while selectively adding new points of distribution. Through a wide range of collaborations in areas such as assortment planning, merchandising, creative content, events and campaigns, we are working closely with our wholesale network to build awareness and affinity for the long term, while driving traffic and full price sell through.
Continue our DTC rollout. Since opening our first e-commerce site in Canada in August of 2014, we have achieved annual DTC revenue of $431.3 million in fiscal 2019, which represents 51.9% of total revenue. Alongside measured growth in our complementary wholesale channel, we intend to continue growing revenue from existing e-commerce operations and retail stores, while further expanding our footprint in our most important markets.
Drive higher penetration globally. While we plan to continue expanding our business in Canada, we have a larger long-term opportunity globally. In recent years, we have had early success developing a wide range of geographies including the United States, the United Kingdom and Greater China. Building on this momentum, we plan to drive further penetration gains in major international markets where we already enjoy strong demand, through our proven approach to brand building and distribution expansion.
The following table presents our revenue in each of our geographic segments over the past three fiscal years:

In CAD $millions	Fiscal year ended March 31,			'17 - '19
	2017	2018	2019	CAGR
Canada	155.1	228.8	293.3	37.5%
United States	131.9	184.2	251.1	38.0%
Rest of World	116.8	178.2	286.1	56.5%
Total	403.8	591.2	830.5	43.4%
Canada, which is our most developed market in terms of brand affinity and distribution, was our largest geographic segment by revenue in fiscal 2019. Comparatively, in the United States and our Rest of World segment, which is comprised of key markets in Western Europe and Asia, we estimate that the populations of addressable Canada Goose consumers are much larger. This is also supported by broader luxury outerwear and apparel spending levels in these regions. With penetration at an earlier stage of development in these markets, coupled with larger addressable populations, we believe that we have substantial remaining runway to increase the size of our business globally.
In fiscal 2019, for the first time, the revenue in our Rest of World segment exceeded our revenue in the United States, and nearly matched our revenue in Canada, reflecting good progress in developing major international markets in Western Europe and Greater China.
Enhance and expand our product offering. As a product-led, function-first brand we will continue to evolve and expand our product offering across styles, uses and climates. Giving people new ways to experience Canada Goose builds deeper brand loyalty, drives higher penetration and expands our geographic appeal.
Fall / Winter. While our long-standing styles continue to grow, we are also broadening our jacket offering through innovation and new styles. In fiscal 2019 we successfully introduced over 21 new down-filled jacket styles and 11 colours in our Fall / Winter collection. With outerwear becoming a more prominent part of wardrobes, we intend to continue responding to demand for more choice and variety with new jackets that address a wider range of silhouettes, colors, fits, uses and weather conditions.
Spring. We plan to continue successfully building out our Spring collections in categories such as lightweight down, rainwear, windwear and softshell jackets. While keeping our customers warm, comfortable and protected across three seasons, these extensions also increase our relevance in markets with more temperate climates.
Beyond outerwear. Our strategy is to selectively and carefully respond to customer demand for complementary functional products in adjacent categories. As a product-led, function-first brand, we are focused on going places which stay true to our heritage and where we have the right capabilities to create exceptional products that are undeniably authentic Canada Goose. Outside of outerwear, we currently offer collections of knitwear and accessories, which we intend to thoughtfully expand in offering and distribution going forward. We are also developing a strategy and internal capabilities for a cold weather footwear offering, which we plan to commercially release in the medium to longer term.
Drive higher margins. As we scale our business, we plan to continue leveraging our brand and business model to drive operational efficiencies and higher margins in the following ways:
Channel mix. As our mix continues to shift towards the DTC channel, we expect to continue to capture incremental gross margin and realize higher operating margins. A jacket sale in our DTC channel provides significantly greater contribution to segment operating income per jacket as compared to a sale of the same product in our wholesale channel.
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
Manufacturing. We intend to continue expanding in-house domestic jacket production to optimize our manufacturing mix, realize efficiencies and capture incremental gross margin. In fiscal 2019, 47% of total down-filled jacket production was in-house, as compared to 43% in fiscal 2018. In fiscal 2019, we opened a third manufacturing facility in Winnipeg, Manitoba and a second manufacturing facility in Greater Montreal, Quebéc.
Our Products
Outerwear
Since 1957, Canada Goose has been making purpose-driven products known for unparalleled warmth and functionality to thrive in some of the most extreme conditions in the world.
Over time, our product offering has evolved significantly. We leverage our tactical industrial heritage to inspire, develop and refine functional outerwear for extreme conditions and beyond. Recognizing that our consumers want to bring the functionality of our Arctic parkas into their everyday lives, we have expanded our offering for a wider range of audiences, including urban explorers and discerning luxury consumers. True to our heritage, we partner with Goose People as a source of inspiration and real-world testing. For example, while developing our award-winning HyBridge Lite product, Ray Zahab, extreme adventure athlete, put the jacket to the test while running the Sahara. The Skreslet Parka, co-designed by Laurie Skreslet, the first Canadian to summit Everest, inspired our Altitude line of mountaineering products.
We have also expanded into functional outerwear for shoulder seasons and more temperate climates. Canada Goose’s authentic, adaptable and function-first approach to design delivers true protection from unpredictable weather anywhere. Our collection of raincoats, windwear and lightweight jackets are designed to offer unparalleled performance on their own - and unmatched adaptability when worn as a system.
Knitwear
Canada Goose introduced its first Knitwear Collection in 2017, pairing the natural moisture wicking and temperature regulating properties of premium ultra-fine Merino wool with the function-first focus at the core of all of our products. Our knitwear uses Thermal Mapping™ technology for maximum comfort by increasing breathability where your body needs it most. This technique combines loose and tight stitches to increase airflow to the parts of the body that generate the most heat or require more insulation.
Accessories
Canada Goose’s accessories are designed to transition seamlessly from weekday commutes to weekend retreats. Our collection of scarves and beanies are made in Italy from premium ultra-fine Merino wool and our gloves are available in reinforced leather that resists abrasion or in heavy duty fleece and down-filled styles for ultimate warmth in colder climates.
Thermal Experience Index™
From hiking trails to embarking on an urban adventure, or exploring the coldest places on Earth, Canada Goose has developed the Thermal Experience Index (TEI) to help consumers select the right product for them no matter the adventure. The five-point system breaks down each piece into a category, activity and suggested temperature. TEI categorizes warmth from lightweight pieces to parkas made for extreme weather systems; ranging from five degrees Celsius (40 degrees Fahrenheit) to negative 30 degrees Celsius (negative 25 degrees Fahrenheit) and below.
Sourcing and Manufacturing
Uncompromised craftsmanship begins with sourcing the right raw materials. We use premium fabrics and finishings that are built to last. Our blends of down and fabrics enable us to create warmer, lighter and more durable products across seasons and applications. Our products are made with down because it is recognized as one of the world’s best natural insulators.
We are committed to the ethical sourcing and responsible use of animal products. We have comprehensive transparency standards for fur and down which reflect our commitment to the responsible use of these materials. Our suppliers are required to verify that our down comes as a by-product of poultry industry and has not come from force-fed or live-plucked birds and mandates that all fur is sourced in accordance with the Agreement on International Humane Trapping Standards or Best Management Practices.
As of March 31, 2019, we operate eight manufacturing facilities in Toronto, Winnipeg and Greater Montreal. We also work with 27 Canadian subcontractors and 8 international highly qualified manufacturing partners who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories. We directly employed 3,104 Canadian manufacturing employees as of March 31, 2019, as compared to 2,043 manufacturing employees since March 31, 2018, and have been recognized by the Government of Canada for supporting the apparel manufacturing industry in Canada.
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
Seasonality
Our business is seasonal in nature. See Item 5.A - “Operating and Financial Review and Prospects” - “Management’s Discussion and Analysis of Financial Results” - “Factors Affecting our Performance” - “Seasonality” and Item 3.D - “Risk Factors” - “Risks Related to our Business” for a discussion.
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

Canada Goose Holdings Inc.
(British Columbia)
Canada Goose Inc.
(Ontario)
Baffin Limited
(Ontario)
Canada Goose International Holdings Limited
(UK)
Canada Goose US, Inc.
(Delaware)
Baffin US, Inc.
(Delaware)
Canada Goose France Retail SAS
(France)
Canada Goose International AG
(Switzerland)
Canada Goose UK Retail Limited
(UK)
Canada Goose Services Limited
(UK)
Canada Goose Italy Retail S.r.l.
(Italy)
Canada Goose Asia Holdings Limited
(Hong Kong)
CG (Shanghai) Trading Co., Ltd.
(Shanghai)
Canada Goose HK Limited
(Hong Kong)

D.    Property, Plants and Equipment
We maintain the following leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order:

Location	Principal Activity	Gross Square Feet	Lease Expiration Date
Canada
Toronto, Ontario	Corporate Headquarters, Showroom and Manufacturing	190,978 square feet	June 30, 2023
Scarborough, Ontario	Manufacturing	84,800 square feet	May 31, 2020
Scarborough, Ontario	Logistics	117,179 square feet	August 31, 2027
Toronto, Ontario	Retail Store	4,516 square feet	August 31, 2026
Winnipeg, Manitoba	Manufacturing	82,920 square feet	November 12, 2022
Winnipeg, Manitoba	Manufacturing	94,541 square feet	September 30, 2025
Winnipeg, Manitoba	Manufacturing	128,642 square feet	March 31, 2028
Boisbriand, Québec	Manufacturing	94,547 square feet	July 31, 2023
Calgary, Alberta	Retail Store	3,959 square feet	January 31, 2028
Vancouver, British Columbia	Retail Store	4,018 square feet	January 31, 2029
Montreal, Québec	Retail Store	8,970 square feet	January 31, 2029
Stoney Creek, Ontario	Manufacturing	166,706 square feet	October 31, 2026
Montreal, Québec	Manufacturing	68,365 square feet	February 28, 2029
Toronto, Ontario	Retail Store	2,500 square feet	January 31, 2030
Edmonton, Alberta	Retail Store	5,036 square feet	January 31, 2030
Banff, Alberta	Retail Store	3,115 square feet	January 31, 2030
United States
New York, NY	Office and Showroom	8,604 square feet	December 31, 2024
New York, NY	Retail Store	6,970 square feet	December 31, 2026
Chicago, IL	Retail Store	10,188 square feet	July 31, 2027
Boston, MA	Retail Store	5,021 square feet	March 31, 2028
Millburn, New Jersey	Retail Store	5,354 square feet	January 31, 2029
Bloomington, Minnesota	Retail Store	5,501 square feet	January 31, 2030
Europe
Paris, France	Office and Showroom	2,842 square feet	April 14, 2027
London, U.K.	Retail Store	13,352 square feet	September 28, 2027
Zug, Switzerland	Office and Showroom	12,411 square feet	October 31, 2023
Paris, France	Retail Store	5,608 square feet	March 31, 2031
Milan, Italy	Retail Store	4,090 square feet	March 31, 2025
Asia
Hong Kong, China	Office	1,492 square feet	June 22, 2019
Hong Kong, China	Retail Store	3,009 square feet	July 31, 2021
Beijing, China	Retail Store	6,738 square feet	October 14, 2022
Shanghai, China	Office	6,991 square feet	June 30, 2022

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following tables set forth our selected consolidated financial data. The selected historical consolidated financial data below should be read in conjunction with our Annual Financial Statements (Item 18), as well as Item 4. - “Information on the Company” of this Annual Report.
We have derived the statements of operations data for the years ended March 31, 2019, March 31, 2018 and March 31, 2017 and the consolidated financial position information as at March 31, 2019 and March 31, 2018 from our Annual Financial Statements included elsewhere in this Annual Report. The statements of operations data for the years ended March 31, 2016 and March 31, 2015 and the consolidated financial position information as at March 31, 2017 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. Our Annual Financial Statements have been prepared in accordance with IFRS and are presented in millions of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

	For the years ended March 31
CAD $ millions (except per share data)	2019	2018	2017	2016	2015
Statement of Operations Data:
Revenue	830.5	591.2	403.8	290.8	218.4
Cost of sales	313.7	243.6	191.7	145.2	129.8
Gross profit	516.8	347.6	212.1	145.6	88.6
Selling, general and administrative expenses	302.1	200.1	165.0	100.1	59.3
Depreciation and amortization	18.0	9.4	6.6	4.5	2.6
Operating income	196.7	138.1	40.5	41.0	26.7
Net interest and other finance costs	14.2	12.9	10.0	8.0	7.6
Income before income taxes	182.5	125.2	30.5	33.0	19.1
Income tax expense	38.9	29.1	8.9	6.5	4.7
Net income	143.6	96.1	21.6	26.5	14.4
Other comprehensive income (loss)	0.7	(1.8)	(0.6)	(0.7)	—
Total comprehensive income	144.3	94.3	21.0	25.8	14.4
Earnings per share
Basic	$1.31	$0.90	$0.22	$0.26	$0.14
Diluted	$1.28	$0.86	$0.21	$0.26	$0.14
Weighted average number of shares outstanding
Basic	109,422,574	107,250,039	100,262,026	100,000,000	100,000,000
Diluted	111,767,584	111,519,238	102,023,196	101,692,301	101,211,134

	March 31
CAD $ millions	2019	2018	2017
Financial Position Information:
Cash	88.6	95.3	9.7
Net working capital (1)	188.0	72.1	89.2
Total assets	725.4	548.4	380.9
Total non-current liabilities	189.7	171.2	170.4
Shareholders' equity	399.1	243.6	146.1
(1) Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and twelve months ended March 31, 2019
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated May 28, 2019 and provides information concerning our financial condition and results of operations for the three months and the fiscal year ended March 31, 2019 (“fiscal 2019”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the fiscal year ended March 31, 2019 (“Annual Financial Statements”), and other financial information. Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F.
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
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report, which include, but are not limited to, the following risks:

•	we may not open retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	we may be unable to remediate weaknesses in our internal controls over financial reporting on a timely basis;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our wholesale partners and international distributors;

•	the success of our new store openings;

•	the success of our expansion into Greater China;

•	the success of our marketing programs;

•	our ability to forecast our inventory needs;

•	our ability to manage our exposure to data security and cyber security events;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw material costs, interest rates and currency exchange rates.
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

BASIS OF PRESENTATION
The Annual Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, and “HKD” refers to Hong Kong dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Annual Financial Statements are presented in millions of Canadian dollars. We have conformed comparative period amounts to this convention and rounded where necessary.
All references to “fiscal 2015” are to the Company’s fiscal year ended March 31, 2015; to “fiscal 2016” are to the Company’s fiscal year ended March 31, 2016; to “fiscal 2017” are to the Company’s fiscal year ended March 31, 2017; to “fiscal 2018” are to the Company’s fiscal year ended March 31, 2018; to “fiscal 2019” are to the Company’s fiscal year ended March 31, 2019; to “fiscal 2020” are to the Company’s fiscal year ended March 31, 2020; and to “fiscal 2021” are to the Company’s fiscal year ended March 31, 2021.

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the fiscal years ended March 31, 2019, 2018 and 2017 and the three months ended March 31, 2019 and 2018, and expresses the percentage relationship to revenues of certain financial statement captions. See “Results of Operations” for additional details.

	For the years ended March 31			For the three months ended March 31
CAD $ millions (except per share data)	2019	2018	2017	2019	2018
Statement of Operations data:
Revenue	830.5	591.2	403.8	156.2	124.8
Gross profit	516.8	347.6	212.1	102.4	78.2
Gross margin	62.2%	58.8%	52.5%	65.6%	62.7%
Operating income	196.7	138.1	40.5	11.7	14.8
Net income	143.6	96.1	21.6	9.0	8.1
Earnings per share
Basic	$1.31	$0.90	$0.22	$0.08	$0.08
Diluted	$1.28	$0.86	$0.21	$0.08	$0.07
Other data: (1)
EBITDA	219.4	152.3	49.0	19.1	19.7
Adjusted EBITDA	229.6	149.2	81.0	20.4	21.8
Adjusted EBITDA margin	27.6%	25.2%	20.1%	13.1%	17.4%
Adjusted net income	151.6	94.1	44.1	10.0	10.0
Adjusted net income per share	$1.39	$0.88	$0.44	$0.09	$0.09
Adjusted net income per diluted share	$1.36	$0.84	$0.43	$0.09	$0.09

	March 31
CAD $ millions	2019	2018	2017
Financial Position:
Cash	88.6	95.3	9.7
Net working capital (1)	188.0	72.1	89.2
Total assets	725.4	548.4	380.9
Total non-current liabilities	189.7	171.2	170.4
Shareholders' equity	399.1	243.6	146.1
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted net income per share and per diluted share, and net working capital are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Segments
We report our results in two segments which are aligned with our sales channels: Wholesale and Direct-to-Consumer (“DTC”). We measure each reportable operating segment’s performance based on revenue and segment operating income. Through our wholesale segment, we sell to wholesale partners. Our DTC segment includes sales to customers online through our e-commerce sites and through our retail stores in the following regions and locations:

E-commerce markets	Company stores
Austria	Beijing
Belgium	Boston
Canada	Calgary
Greater China	Chicago
France	Hong Kong
Germany	London
Ireland	Montreal
Luxembourg	New York City
Netherlands	Short Hills, NJ
Sweden	Toronto
United Kingdom	Vancouver
United States
Our DTC and wholesale segments represented 51.9% and 48.1% of our total revenue, respectively, in fiscal 2019. For fiscal 2018, the DTC and wholesale segments contributed 43.1% and 56.9% of the total revenue, respectively, and for fiscal 2017, the DTC and wholesale segments contributed 28.5% and 71.5%, respectively. The overall growth in sales along with the increased proportion of sales in the DTC segment is expected to continue as we open more retail stores and expand e-commerce access in future years.
Factors Affecting our Performance
We believe that our performance and future success depend on many factors that present significant opportunities for us and may pose risks and challenges, including those discussed below.

•
Market Development. Our market development strategy has been a key driver of our recent revenue growth and we plan to continue to execute our global expansion strategy. Across our various markets, we intend to continue increasing brand awareness and activating local markets while building out customer access in our wholesale and DTC channels. We expect that marketing expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth. In executing this strategy, we have expanded our presence in the Greater China market in fiscal 2019.

•
Growth in our DTC Channel. We introduced our DTC channel in fiscal 2015 with the launch of our Canadian e-commerce store and have since established e-commerce sites in the U.S. and in key markets in Europe and Greater China. In fiscal 2019, for the first time, revenue generated through our DTC Channel made up more than half of our total revenue.

In the third quarter of fiscal 2017, we opened our first two retail stores and have since opened nine stores across the globe, including stores in Short Hills, NJ, Hong Kong, Vancouver, Montreal, and Beijing in fiscal 2019. We intend to continue to open a select number of additional retail locations in major metropolitan centres and premium outdoor and lifestyle destinations where we believe they can operate profitably, and have announced six new retail store locations for fiscal 2020.
Growth in our DTC channel is expected to continue to alter the seasonal concentration of our revenue since customers tend to purchase goods in retail stores and on e-commerce sites at a higher rate in our third and fourth fiscal quarters, compared to the wholesale business, where products are delivered to wholesale partners in the second and third quarters ahead of their peak selling season.

•
New Products. Product design and innovation are a core part of our strategy and we intend to continue investing in the development and introduction of new products. We intend to continue to expand our Fall/Winter and Spring collections of outerwear, knitwear and accessories across styles, uses and climates. Additionally, in connection with the acquisition of the business of Baffin Inc. (the “Baffin Vendor”), in November, 2018 (the “Baffin acquisition”), we intend to continue to offer Baffin brand footwear through its own sales channels. We are also developing a separate Canada Goose footwear offering leveraging Baffin’s infrastructure, processes, and technology. We launched our knitwear collection in the second quarter of fiscal 2018. As we introduce additional products, we expect that they will supplement the seasonal nature of our business. We expect these products will be accretive to revenue but may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters and DTC revenue in the third and fourth fiscal quarters. We generated 75.8%, 74.2%, and 83.5% of our consolidated revenues in the combined second and third fiscal quarters of fiscal 2019, fiscal 2018 and fiscal 2017, respectively. In our wholesale channel, we have visibility into expected future revenues, with a majority of orders received before the end of the prior fiscal year, enabling us to plan our manufacturing calendar. That said, seasonal fluctuations in wholesale and distributor customer demand have shifted the delivery timing of customer orders between quarters in the past and similar shifts may affect the quarterly pattern of wholesale revenue in future. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience reduced or negative net income and adjusted EBITDA(1) in the first and fourth quarters. As a result of our seasonality, changes that impact gross margin and adjusted EBITDA(1) can have a disproportionate impact on the quarterly results when they are recorded in our off-peak periods.

(1)	Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we manufacture on a linear basis throughout the fiscal year, resulting in the buildup of inventory ahead of our peak season. Net working capital requirements typically increase in off-peak periods as inventory builds to support our peak shipping and selling season. We finance these needs through a combination of cash on hand, cash from operations, and borrowings on our U.S. dollar denominated senior secured asset-based revolving credit facility (the “Revolving Facility”). Cash flows from operating activities are typically highest in the third and fourth fiscal quarters of the fiscal year due to the peak revenue period for DTC and collection of receivables from wholesale revenue earlier in the year.

•
Developments in international trade. We continue to prepare for the impact on our operations in Europe and the U.K. as a result of the proposed British exit from the European Union (“Brexit”). We do not expect any consequences, positive or negative, emanating from recent trade negotiations in connection with the proposed United States-Mexico-Canada Agreement (“USMCA”). The Company is currently benefiting from reduced tariffs on certain of our products imported into Europe under the Canada-European Union Comprehensive Economic and Trade Agreement (“CETA”) which entered into force provisionally on September 21, 2017 and is pending ratification by certain EU countries. We monitor developments in international trade in countries where we operate that could have an impact on our business.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2019, 2018 and 2017, we generated 58.0%, 53.7% and 52.2%, respectively, of our revenue in currencies other than Canadian dollars. As most of our wholesale revenue is derived from wholesale orders made prior to the beginning of the fiscal year, we have a high degree of visibility into our anticipated future cash flows from wholesale operations. In addition, most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and selling, general and administrative (“SG&A”) expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, this extended visibility allows us to enter into foreign exchange forward contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies.

We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the principal and interest payable on our Revolving Facility and senior secured term loan facility (“Term Loan Facility”). On October 18, 2017, we entered into foreign exchange forward and cross-currency swap contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations for fiscal 2019 and 2018 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2019
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2019	March 31, 2019
USD/CAD	1.2912	1.3069	1.3214	1.3292	1.3122	1.3363
EUR/CAD	1.5390	1.5204	1.5080	1.5094	1.5192	1.5002
GBP/CAD	1.7567	1.7039	1.6992	1.7315	1.7228	1.7418
CHF/CAD	1.3108	1.3291	1.3274	1.3329	1.3251	1.3421
CNY/CAD	0.2024	0.1920	0.1911	0.1970	0.1956	0.1991
HKD/CAD	0.1645	0.1666	0.1688	0.1694	0.1673	0.1702

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2018
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2018	March 31, 2018
USD/CAD	1.3449	1.2528	1.2713	1.2647	1.2837	1.2894
EUR/CAD	1.4810	1.4721	1.4971	1.5544	1.5011	1.5867
GBP/CAD	1.7211	1.6396	1.6875	1.7601	1.7022	1.8106
CHF/CAD	1.3663	1.3012	1.2881	1.3337	1.3226	1.3482
Source: Bank of Canada
Components of Our Results of Operations
Revenue
Wholesale revenue is comprised of sales to third party resellers, which includes distributors and retailers of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts and allowances, is recognized when the control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third-party warehouse or arrive at the reseller’s facilities.
DTC revenue consists of sales through our e-commerce operations and retail stores. Revenue through e-commerce operations and retail stores is recognized upon delivery of the goods to the customer and when collection is reasonably assured, net of an estimated provision for sales returns.
Cost of Sales and Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales is comprised of the cost of manufacturing our products, including raw materials, direct labour and overhead, plus freight, duties and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. It also includes costs incurred in our production, design and merchandise departments, as well as inventory provisions and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue. Inventory acquired in connection with the Baffin acquisition was recorded at its fair value, measured as net realizable value, less costs to sell. When the opening inventory is sold, the gross profit that would otherwise have been recognized without the inventory valuation adjustment will reduce the associated gross profit and gross margin.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our wholesale partners, e-commerce customers and retail stores. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Foreign exchange gains and losses are recorded in SG&A and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Term Loan Facility, and a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.

Selling costs, other than headcount-related costs, generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to continue to change as our business evolves. This change has been and is expected to be primarily driven by the growth of our DTC channel, including the investment required to support e-commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year. The growth of our DTC channel has been and is expected to be accretive to net income given that the higher gross margin for sales made through our DTC channel captures the full retail value of our products.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs, including salaries, variable incentive compensation, benefits, share-based compensation, technology support and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, the U.S., Switzerland and the U.K.

RECENT DEVELOPMENTS
New retail stores
In April 2019, the Company announced plans to open six new stores in Europe and North America in the fall and winter of 2019. The locations of these planned new stores are Milan, Paris, Minneapolis, Toronto, Banff and Edmonton.
Manufacturing facility in Montreal
In April 2019, the Company opened its second manufacturing facility in Québec and eighth manufacturing facility in Canada.
Amendments to long-term debt agreements
On May 10, 2019, the Company entered into agreements with its lenders to amend the terms of its Revolving Facility and Term Loan Facility. The amendment to the Revolving Facility increased the credit commitment amount to $300.0m with a seasonal increase of up to $350.0m during the peak season (June 1 through November 30) and extended the maturity date to June 3, 2024. The amendment to the Term Loan Facility decreased the interest rate from LIBOR plus 4.0% to LIBOR plus 3.5%, and extended the maturity date to December 2, 2024.
Normal Course Issuer Bid
The Company has initiated a normal course issuer bid in relation to its subordinate voting shares. The Company is authorized to make purchases under the normal course issuer bid from May 31, 2019 to May 30, 2020, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The board of directors of the Company has authorized the Company to repurchase up to 1,600,000 subordinate voting shares, representing approximately 2.70% of the issued and outstanding subordinate voting shares as at May 17, 2019. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit. Under the normal course issuer bid, the Company will be allowed to purchase daily, through the facilities of the TSX, a maximum of 131,422 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on November 1, 2018 and ending on April 30, 2019. Repurchased subordinate voting shares will be cancelled. A copy of the Company's notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting the Company.
The Company believes that the purchase of its subordinate voting shares under the normal course issuer bid is an appropriate and desirable use of available excess cash.
Over the past 12 months, no subordinate voting shares have been repurchased by the Company under a normal course issuer bid.

RESULTS OF OPERATIONS
Fiscal year ended March 31, 2019 compared to fiscal year ended March 31, 2018
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except per share data)	For the fiscal year ended March 31
Statement of Operations data:	2019	2018	$ Change	% Change
Revenue	830.5	591.2	239.3	40.5%
Cost of sales	313.7	243.6	(70.1)	(28.8)%
Gross profit	516.8	347.6	169.2	48.7%
Gross margin	62.2%	58.8%		340 bps
Selling, general and administrative expenses	302.1	200.1	(102.0)	(51.0)%
SG&A expenses as % of revenue	36.4%	33.8%		(260) bps
Depreciation and amortization	18.0	9.4	(8.6)	(91.5)%
Operating income	196.7	138.1	58.6	42.4%
Operating income as % of revenue	23.7%	23.4%		30 bps
Net interest and other finance costs	14.2	12.9	(1.3)	(10.1)%
Income before income taxes	182.5	125.2	57.3	45.8%
Income tax expense	38.9	29.1	(9.8)	(33.7)%
Effective tax rate	21.3%	23.3%		200 bps
Net income	143.6	96.1	47.5	49.4%
Other comprehensive income (loss)	0.7	(1.8)	2.5	138.9%
Total comprehensive income	144.3	94.3	50.0	53.0%
Earnings per share
Basic	$1.31	$0.90	$0.41	45.6%
Diluted	$1.28	$0.86	$0.42	48.8%
Weighted average number of shares outstanding
Basic	109,422,574	107,250,039
Diluted	111,767,584	111,519,238
Other data: (1)
EBITDA	219.4	152.3	67.1	44.1%
Adjusted EBITDA	229.6	149.2	80.4	53.9%
Adjusted EBITDA margin	27.6%	25.2%		240 bps
Adjusted net income	151.6	94.1	57.5	61.1%
Adjusted net income per share	$1.39	$0.88	$0.51	58.0%
Adjusted net income per diluted share	$1.36	$0.84	$0.52	61.9%

(1)
EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the fiscal year ended March 31, 2019 increased by $239.3m, or 40.5% from $591.2m for the fiscal year ended March 31, 2018 to $830.5m. The increase was driven by growth in all geographic regions and channels. On a constant currency(1) basis, revenue increased by 39.0% for the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018. Revenue generated from our DTC channel represented 51.9% of total revenue for the fiscal year ended March 31, 2019 compared to 43.1% for the fiscal year ended March 31, 2018. For the first time, DTC revenue in fiscal 2019 represented more than half of total revenue.

	For the fiscal year ended March 31		$ Change			% Change
CAD $ millions	2019	2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	399.2	336.2	63.0	(5.8)	57.2	18.7%	17.0%
DTC	431.3	255.0	176.3	(3.2)	173.1	69.1%	67.9%
Total revenue	830.5	591.2	239.3	(9.0)	230.3	40.5%	39.0%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $399.2m for the fiscal year ended March 31, 2019 compared to $336.2m for the fiscal year ended March 31, 2018. The increase of $63.0m in revenue from our wholesale channel was driven primarily from higher order values from existing wholesale partners. Incremental revenue from Baffin and favourable foreign exchange fluctuations also contributed positively.
DTC
Revenue from our DTC channel was $431.3m for the fiscal year ended March 31, 2019 compared to $255.0m for the fiscal year ended March 31, 2018. The increase in revenue of $176.3m from our DTC channel was driven by the incremental revenue from five new retail stores and the launch of the Greater China e-commerce market. This was complemented by strong performances from established e-commerce markets and retail stores.
Revenue by geography

CAD $ millions	For the fiscal year ended March 31
Revenue by geography:	2019	% of total revenue	2018	% of total revenue	$ Change	% Change
Canada	293.3	35.3%	228.8	38.7%	64.5	28.2%
United States	251.1	30.2%	184.2	31.2%	66.9	36.3%
Rest of World	286.1	34.5%	178.2	30.1%	107.9	60.5%
	830.5	100.0%	591.2	100.0%	239.3	40.5%

Revenue increased across all our geographic regions for the fiscal year ended March 31, 2019 compared to the fiscal year ended March 31, 2018. This revenue growth is primarily attributable to the increased proportion of sales in the DTC segment and through the incremental revenues generated from retail stores and e-commerce sites that were not open throughout the fiscal year ended March 31, 2018. Further, there is an increase in the proportion of revenues in Rest of World primarily attributable to the increase in retail stores and e-commerce access internationally.
Cost of Sales and Gross Profit
Cost of sales for the fiscal year ended March 31, 2019 increased by $70.1m, or 28.8%, compared to the fiscal year ended March 31, 2018. Gross profit and gross margin for the fiscal year ended March 31, 2019 were $516.8m and 62.2%, respectively, compared to $347.6m and 58.8%, respectively, for fiscal 2018. The increase in gross profit was primarily attributable to revenue growth and favourable changes in channel mix, with a higher proportion of revenue from our DTC channel than in fiscal 2018, offset by higher direct labour costs. Gross margin improved primarily due to margin expansion in both the wholesale and DTC channels as a result of ongoing cost efficiencies and pricing outweighing the reinvestment in cost inflation and new categories.

	For the fiscal year ended March 31
	2019		2018
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Wholesale
Revenue	399.2	100.0%	336.2	100.0%	63.0	18.7%
Cost of sales	207.0	51.9%	178.4	53.1%	(28.6)	(16.0)%
Gross profit	192.2	48.1%	157.8	46.9%	34.4	21.8%

DTC
Revenue	431.3	100.0%	255.0	100.0%	176.3	69.1%
Cost of sales	106.7	24.7%	65.2	25.6%	(41.5)	(63.7)%
Gross profit	324.6	75.3%	189.8	74.4%	134.8	71.0%

Total
Revenue	830.5	100.0%	591.2	100.0%	239.3	40.5%
Cost of sales	313.7	37.8%	243.6	41.2%	(70.1)	(28.8)%
Gross profit	516.8	62.2%	347.6	58.8%	169.2	48.7%
Wholesale
Cost of sales in our wholesale channel was $207.0m for the fiscal year ended March 31, 2019 compared to $178.4m for the fiscal year ended March 31, 2018. Gross profit was $192.2m for the fiscal year ended March 31, 2019 compared to $157.8m for the fiscal year ended March 31, 2018. Wholesale gross margin increased to 48.1% in fiscal 2019 from 46.9% of segment revenue in fiscal 2018. The $34.4m increase in gross profit was primarily attributable to revenue growth. The increase in gross margin primarily reflects the impact of pricing, offset by increases in manufacturing labour costs. To a lesser degree, wholesale gross margin was also impacted by production efficiencies in manufacturing overhead, partially offset by changes in product mix.

DTC
Cost of sales in our DTC channel was $106.7m for the fiscal year ended March 31, 2019 compared to $65.2m for the fiscal year ended March 31, 2018. Gross profit was $324.6m for the fiscal year ended March 31, 2019 compared to $189.8m for the fiscal year ended March 31, 2018. DTC gross margin increased from 74.4% of segment revenue to 75.3% in fiscal 2019. The increase in DTC channel gross profit was attributable to the continued strong performances of our existing retail stores and e-commerce sites, as well as the incremental gross profit generated from our four retail stores which opened in the third quarter of fiscal 2018 and five retail stores which opened in fiscal 2019. The increase in gross margin reflects pricing and production efficiencies, partially offset by an increase in direct labour manufacturing costs and shift in product mix with a higher proportion of lightweight down jacket sales.
SG&A Expenses
SG&A expenses for the fiscal year ended March 31, 2019 were $302.1m compared to $200.1m for the fiscal year ended March 31, 2018. The increase of $102.0m or 51.0% represents support for ongoing business growth and new growth opportunities including the expansion into Greater China and the Baffin acquisition. The increase was primarily driven by the expansion of our DTC footprint, increased investment in marketing to build the brand and demand, as well as the start-up costs of our Greater China operations. The business has continued to scale, with investment in headcount in corporate activities as well as information technology-related expenditures to support the growth of the business. We also incurred transaction costs related to the acquisition of Baffin and the public offerings of shares by our principal shareholders (the “Secondary Offerings”) completed in June and November 2018 compared with the costs of the Secondary Offering in June 2017.

	For the fiscal year ended March 31
	2019		2018
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Segment:
Wholesale	43.0	10.8%	37.2	11.1%	(5.8)	(15.6)%
DTC	90.0	20.9%	55.1	21.6%	(34.9)	(63.3)%
Unallocated corporate expenses	169.1		107.8		(61.3)	(56.9)%
Total SG&A expenses	302.1	36.4%	200.1	33.8%	(102.0)	(51.0)%
Wholesale
SG&A expenses in our wholesale channel for the fiscal year ended March 31, 2019 were $43.0m compared to $37.2m for the fiscal year ended March 31, 2018. SG&A expenses in the wholesale segment decreased from 11.1% of segment revenue to 10.8% in fiscal 2019. The increase of $5.8m or 15.6% in SG&A expenses is a result of an increase in headcount and other fixed costs to support sales and operations of the wholesale business, partially offset by favourable distribution efficiencies as we consolidated warehouses.

DTC
SG&A expenses in our DTC channel for the fiscal year ended March 31, 2019 were $90.0m compared to $55.1m for the fiscal year ended March 31, 2018. SG&A expenses in the DTC segment decreased from 21.6% of segment revenue to 20.9% in fiscal 2019. The increase of $34.9m or 63.3% was primarily attributable to the incremental operating costs of four retail stores and additional e-commerce sites launched in fiscal 2018, and five additional retail stores that opened during fiscal 2019. In addition, management fees to third party operating partners were incurred in connection with DTC operations in Greater China. Offsetting this trend were lower pre-opening costs for new retail stores of $2.3m in fiscal 2019, compared to pre-opening costs of $4.8m in fiscal 2018. Revenue growth outpaced SG&A expense increases, resulting in positive leverage.
Unallocated Corporate Expenses
Unallocated corporate expenses for the fiscal year ended March 31, 2019 were $169.1m compared to $107.8m for the fiscal year ended March 31, 2018. The increase in unallocated corporate expenses of $61.3m, or 56.9% was primarily a result of costs of entering the Greater China market, increased investment in marketing, and people and information technology-related scaling costs. Costs also include $3.0m of transaction and other costs in connection with the Baffin acquisition and $2.1m of transaction costs for the Secondary Offerings completed in June and November 2018, compared with costs of $1.5m for the Secondary Offering in June 2017.
Operating Income and Margin
Total operating income for the fiscal year ended March 31, 2019 was $196.7m compared to $138.1m for the fiscal year ended March 31, 2018. Operating income as a percentage of revenue (operating margin) for the fiscal year ended March 31, 2019 was 23.7% compared to 23.4% for the fiscal year ended March 31, 2018.

	For the fiscal year ended March 31
	2019		2018
CAD $ millions	Operating income	Operating margin	Operating income	Operating margin	$ Change	% Change
Segment:
Wholesale	149.2	37.3%	120.6	35.9%	28.6	23.7%
DTC	234.6	54.4%	134.7	52.8%	99.9	74.2%
	383.8		255.3		128.5	50.3%
Unallocated corporate expenses	169.1		107.8		(61.3)	(56.9)%
Unallocated depreciation and amortization expense	18.0		9.4		(8.6)	(91.5)%
Total operating income	196.7	23.7%	138.1	23.4%	58.6	42.4%
Wholesale
Wholesale segment operating income for the fiscal year ended March 31, 2019 was $149.2m compared to $120.6m for the fiscal year ended March 31, 2018. Operating margin in the wholesale segment increased from 35.9% of segment revenue to 37.3% in fiscal 2019. The increase of $28.6m was primarily attributable to higher gross profit driven by overall demand growth. The increase in operating margin is attributable to higher gross margin for the reasons described above, and lower SG&A expenses as a percentage of segment revenue.
DTC
DTC segment operating income for the fiscal year ended March 31, 2019 was $234.6m compared to $134.7m for the fiscal year ended March 31, 2018. Operating margin for the DTC segment increased to 54.4% in fiscal 2019 from 52.8% of segment revenue. The increase of $99.9m was driven by the strong performance of our retail stores and e-commerce sites, partially offset by $2.3m of pre-opening costs incurred for our five retail store locations which opened in fiscal 2019 compared to $4.8m pre-opening costs for our four retail store locations which opened in fiscal 2018. As we continue to open more retail stores and expand e-commerce access in the future, we expect the proportion of operating income generated from our DTC channel to continue to increase.
Net Interest and Other Finance Costs
Net interest and finance costs for the fiscal year ended March 31, 2019 were $14.2m, compared to $12.9m for the fiscal year ended March 31, 2018. The increase of $1.3m is driven by higher average interest rates on the Revolving Facility and the Term Loan Facility.
Income Taxes
Income tax expense for the fiscal year ended March 31, 2019 was $38.9m compared to $29.1m for the fiscal year ended March 31, 2018. For the fiscal year ended March 31, 2019, the effective tax rate and statutory tax rate were 21.3% and 25.4%, respectively, compared to 23.3% and 25.4% for the fiscal year ended March 31, 2018.
The effective tax rates for both the fiscal year ended March 31, 2019 and 2018 are lower than their corresponding statutory tax rates. For both the fiscal year ended March 31, 2019 and March 31, 2018, this arises from the statutory tax rate differences in our foreign jurisdictions. As a significant portion of wholesale revenue and consolidated net income is attributed to an entity with a lower effective tax rate, this contributes to the reduction of rates.
Net Income
Net income for the fiscal year ended March 31, 2019 was $143.6m compared to $96.1m for the fiscal year ended March 31, 2018, driven by the factors described above.

Fiscal year ended March 31, 2018 compared to fiscal year ended March 31, 2017
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except per share data)	For the fiscal year ended March 31
Statement of Operations data:	2018	2017	$ Change	% Change
Revenue	591.2	403.8	187.4	46.4%
Cost of sales	243.6	191.7	(51.9)	(27.1)%
Gross profit	347.6	212.1	135.5	63.9%
Gross margin	58.8%	52.5%		630 bps
Selling, general and administrative expenses	200.1	165.0	(35.1)	(21.3)%
SG&A expenses as % of revenue	33.8%	40.9%		710 bps
Depreciation and amortization	9.4	6.6	(2.8)	(42.4)%
Operating income	138.1	40.5	97.6	241.0%
Operating income as % of revenue	23.4%	10.0%		1,340 bps
Net interest and other finance costs	12.9	10.0	(2.9)	(29.0)%
Income before income taxes	125.2	30.5	94.7	310.5%
Income tax expense	29.1	8.9	(20.2)	(227.0)%
Effective tax rate	23.3%	29.1%		580 bps
Net income	96.1	21.6	74.5	344.9%
Other comprehensive loss	(1.8)	(0.6)	(1.2)	(200.0)%
Total comprehensive income	94.3	21.0	73.3	349.0%
Earnings per share
Basic	$0.90	$0.22	0.68	309.1%
Diluted	$0.86	$0.21	0.65	309.5%
Weighted average number of shares outstanding
Basic	107,250,039	100,262,026
Diluted	111,519,238	102,023,196
Other data:(1)
EBITDA	152.3	49.0	103.3	210.8%
Adjusted EBITDA	149.2	81.0	68.2	84.2%
Adjusted EBITDA margin	25.2%	20.1%		510 bps
Adjusted net income	94.1	44.1	50.0	113.4%
Adjusted net income per share	$0.88	$0.44	0.44	100.0%
Adjusted net income per diluted share	$0.84	$0.43	0.41	95.3%
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the fiscal year ended March 31, 2018 increased by $187.4m, or 46.4% from $403.8m for the fiscal year ended March 31, 2017 to $591.2m. The increase was driven by growth in all our sales channels and across all geographic regions, with a favourable foreign exchange impact of approximately $4.6m. On a constant currency(1) basis, revenue increased by 47.5% for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017. Revenue generated from our DTC channel represented 43.1% of total revenue for the fiscal year ended March 31, 2018 compared to 28.5% for the fiscal year ended March 31, 2017.

	For the fiscal year ended March 31		$ Change			% Change
CAD $ millions	2018	2017	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Revenue
Wholesale	336.2	288.6	47.6	3.0	50.6	16.5%	17.5%
DTC	255.0	115.2	139.8	1.6	141.4	121.4%	122.7%
Total revenue	591.2	403.8	187.4	4.6	192.0	46.4%	47.5%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $336.2m for the fiscal year ended March 31, 2018 compared to $288.6m for the fiscal year ended March 31, 2017. The increase of $47.6m in revenue from our wholesale channel reflects growth in customer orders from existing accounts year-over-year, supported by higher inventory availability through production execution, which permitted us to respond to customer re-orders.
DTC
Revenue from our DTC channel was $255.0m for the fiscal year ended March 31, 2018 compared to $115.2m for the fiscal year ended March 31, 2017. The increase of $139.8m in revenue from our DTC channel was driven by the continued strong performance of our existing retail and e-commerce sites, as well as a full year of operations for our Toronto and New York City retail stores, and the incremental revenue from our four new Company-owned retail stores and eight e-commerce sites which opened in fiscal 2018.
Revenue by geography

CAD $ millions	For the fiscal year ended March 31
Revenue by geography:	2018	% of total revenue	2017	% of total revenue	$ Change	% Change
Canada	228.8	38.7%	155.1	38.4%	73.7	47.5%
United States	184.2	31.2%	131.9	32.7%	52.3	39.7%
Rest of World	178.2	30.1%	116.8	28.9%	61.4	52.6%
	591.2	100.0%	403.8	100.0%	187.4	46.4%
Revenue growth was strong across all our geographical regions for the fiscal year ended March 31, 2018 compared to the fiscal year ended March 31, 2017, with growth in both our wholesale and DTC channels as discussed above.

Cost of Sales and Gross Profit
Cost of sales for the fiscal year ended March 31, 2018 increased by $51.9m or 27.1%, compared to the fiscal year ended March 31, 2017. This was driven primarily by higher sales volume. Gross profit and gross margin for the fiscal year ended March 31, 2018 were $347.6m and 58.8%, respectively, compared to $212.1m and 52.5%, respectively, for the same period in fiscal 2017. The increase in gross profit and expanded gross margin in fiscal 2018 were primarily attributable to favourable changes in channel mix, with a higher proportion of revenue from our DTC channel as compared to fiscal 2017, partially offset by higher inventory adjustments.

	For the fiscal year ended March 31
	2018		2017
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Wholesale
Revenue	336.2	100.0%	288.6	100.0%	47.6	16.5%
Cost of sales	178.4	53.1%	163.5	56.7%	(14.9)	(9.1)%
Gross profit	157.8	46.9%	125.1	43.3%	32.7	26.1%

DTC
Revenue	255.0	100.0%	115.2	100.0%	139.8	121.4%
Cost of sales	65.2	25.6%	28.2	24.5%	(37.0)	(131.2)%
Gross profit	189.8	74.4%	87.0	75.5%	102.8	118.2%

Total
Revenue	591.2	100.0%	403.8	100.0%	187.4	46.4%
Cost of sales	243.6	41.2%	191.7	47.5%	(51.9)	(27.1)%
Gross profit	347.6	58.8%	212.1	52.5%	135.5	63.9%
Wholesale
Cost of sales in our wholesale channel was $178.4m for the fiscal year ended March 31, 2018 compared to $163.5m for the fiscal year ended March 31, 2017. Gross profit was $157.8m for the fiscal year ended March 31, 2018 compared to $125.1m for the fiscal year ended March 31, 2017. Wholesale gross margin increased to 46.9% from 43.3% of segment revenue in fiscal 2018. The increase of $32.7m in gross profit was primarily attributable to demand growth in customer orders, including re-orders. In addition, both gross profit and gross margin increased due to a greater proportion of wholesale revenue from higher margin jackets within our Fall/Winter collection and lower material costs, partially offset by higher inventory provisions in fiscal 2018.
DTC
Cost of sales in our DTC channel was $65.2m for the fiscal year ended March 31, 2018 compared to $28.2m for the fiscal year ended March 31, 2017. Gross profit was $189.8m for the fiscal year ended March 31, 2018 compared to $87.0m for the fiscal year ended March 31, 2017. DTC gross margin slightly decreased from 75.5% of segment revenue to 74.4% in the period. The increase in DTC channel gross profit of $102.8m was attributable to the continued strong performance of our existing retail stores and e-commerce sites, as well as the incremental gross profit generated from our four new Company-owned retail stores and additional eight e-commerce sites which opened in fiscal 2018. Gross margin decreased because of a higher proportion of sales in the non-peak season of lower margin products.

SG&A Expenses
SG&A expenses for the fiscal year ended March 31, 2018 were $200.1m compared to $165.0m for the fiscal year ended March 31, 2017. The increase of $35.1m or 21.3% includes expenses that did not recur in fiscal 2018, including a $9.6m fee related to the termination of the Management Agreement and $10.0m of transaction costs related to the IPO. SG&A expenses in fiscal 2017 before these items amounted to $145.4m; the increase in SG&A expenses, excluding these amounts in 2017, was $54.8m or 37.7%. The increase is the result of expansion of the DTC footprint, increased investment in marketing, professional fees, primarily related to public company compliance and expansion in headcount to accommodate business growth, partially offset by higher foreign exchange gains of $9.3m in fiscal 2018, as well as lower share-based compensation expense.

	For the fiscal year ended March 31
	2018		2017
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Segment:
Wholesale	37.2	11.1%	30.7	10.6%	(6.5)	(21.2)%
DTC	55.1	21.6%	27.5	23.8%	(27.6)	(100.4)%
Unallocated corporate expenses	107.8		106.8		(1.0)	(0.9)%
Total SG&A expenses	200.1	33.8%	165.0	40.9%	(35.1)	(21.3)%
Wholesale
SG&A expenses in our wholesale channel for the fiscal year March 31, 2018 were $37.2m compared to $30.7m for the fiscal year ended March 31, 2017. SG&A expenses in the wholesale segment increased to 11.1% from 10.6% of segment revenue in the period. The increase of $6.5m or 21.2% in SG&A expenses for our wholesale channel, as well as the increase in SG&A expenses as a percentage of revenue, were primarily attributable to higher volume which drives warehousing and outbound freight charges, and higher employee headcount.
DTC
SG&A expenses in our DTC channel for the fiscal year ended March 31, 2018 were $55.1m compared to $27.5m for the fiscal year ended March 31, 2017. SG&A expenses in the DTC segment decreased to 21.6% from 23.8% of segment revenue in the period. The increase of $27.6m or 100.4% was primarily attributable to the continued operating costs of our Toronto and New York retail stores for the full year in fiscal 2018, the incremental operating costs of recently opened retail stores and eight e-commerce sites which launched in fiscal 2018, and the pre-opening costs of $4.8m incurred for our Boston, Calgary, Chicago and London stores, compared to $1.8m in pre-opening costs for our Toronto and New York stores in fiscal 2017.
Unallocated Corporate Expenses
Unallocated corporate expenses for the fiscal year ended March 31, 2018 were $107.8m compared to $106.8m for the fiscal year ended March 31, 2017. Unallocated corporate expenses in fiscal 2017 included $19.6m of expenses that did not recur in fiscal 2018, as described above. Unallocated corporate expenses before these items amounted to $87.2m; the increase in unallocated corporate expenses, excluding these amounts in 2017, was $20.5m, or 23.6%. The increase is the result of expansion of our retail network, increased investment in marketing, scaled investment in headcount to accommodate business growth, and professional fees, primarily related to public company compliance, partially offset by higher foreign exchange gains of $9.3m in fiscal 2018, as well as lower share-based compensation expense.
Operating Income and Margin
Total operating income for the fiscal year ended March 31, 2018 was $138.1m compared to $40.5m for the fiscal year ended March 31, 2017. Operating income as a percentage of revenue (operating margin) for the fiscal year ended March 31, 2018 was 23.4% compared to 10.0% for the fiscal year ended March 31, 2017.

	For the fiscal year ended March 31
	2018		2017
CAD $ millions	Operating income	Operating margin	Operating income	Operating margin	$ Change	% Change
Segment:
Wholesale	120.6	35.9%	94.4	32.7%	26.2	27.8%
DTC	134.7	52.8%	59.5	51.7%	75.2	126.4%
	255.3		153.9		101.4	65.9%
Unallocated corporate expenses	107.8		106.8		(1.0)	(0.9)%
Unallocated depreciation and amortization expense	9.4		6.6		(2.8)	(42.4)%
Total operating income	138.1	23.4%	40.5	10.0%	97.6	241.0%
Wholesale
Wholesale segment operating income for the fiscal year ended March 31, 2018 was $120.6m compared to $94.4m for the fiscal year ended March 31, 2017. Operating margin in the wholesale segment increased to 35.9% from 32.7% of segment revenue in the period. The increase of $26.2m and improved operating margin were primarily attributable to higher gross profit driven by overall volume growth and improved gross margin for the reasons described above.
DTC
DTC segment operating income for the fiscal year ended March 31, 2018 was $134.7m compared to $59.5m for the fiscal year ended March 31, 2017. Operating margin for the DTC segment increased to 52.8% from 51.7% of segment revenue in the period. The increase of $75.2m was driven by the strong performances of our new and existing retail stores and e-commerce sites, as described above, partially offset by $4.8m of pre-opening costs incurred for our Boston, Calgary, Chicago and London retail store locations which opened in fiscal 2018, compared to $1.8m of retail store pre-opening costs in fiscal 2017. As we continue to open more retail stores and expand e-commerce access in the future, we expect the proportion of operating income generated from our DTC channel to continue to increase.
Net Interest and Other Finance Costs
Net interest and finance costs for the fiscal year ended March 31, 2018 were $12.9m, compared to $10.0m for the fiscal year ended March 31, 2017, an increase of $2.9m.
Interest expense on the Revolving Facility and the previous credit facility decreased by $0.6m in fiscal 2018 due to a lower average loan balance outstanding during the year. In fiscal 2017, $0.9m of unamortized costs were written off due to repayment of the previous credit facility.

The debt structure of the Company changed substantially in fiscal 2017 as a result of a series of share capital and debt transactions we completed on December 2, 2016 (the “Recapitalization”) and the IPO on March 21, 2017. Interest expense on the Term Loan Facility increased by $3.6m in fiscal 2018 because the loan was outstanding for the full year, but at a lower balance after repayment of $65.0m from the proceeds of the IPO. Interest expense was incurred for four months in fiscal 2017 at a rate of LIBOR plus 5.0%, and in fiscal 2018 at a reduced margin of LIBOR plus 4.0%. Amortized costs included in interest expense increased by $1.9m for the full year in fiscal 2018. As a result of the partial repayment of the Term Loan Facility in 2017, $3.0m of unamortized costs were written off, offset by a gain of $5.9m to recognize the change in fair value of the loan balance from the 1.0% reduction in the effective interest rate for the remaining term of the loan. In fiscal 2017, the Company incurred interest expense of $3.8m on subordinated debt prior to its repayment in the Recapitalization.
Income Taxes
Income tax expense for the fiscal year ended March 31, 2018 was $29.1m compared to $8.9m for the fiscal year ended March 31, 2017. For the fiscal year ended March 31, 2018, the effective tax rate and statutory tax rate were 23.3% and 25.4%, respectively, compared to 29.1% and 25.3% for the fiscal year ended March 31, 2017. The decrease in the effective tax rate for the fiscal year ended March 31, 2018 relates primarily to decrease in stock option expense and differences in tax rates between entities.
On December 22, 2017, the U.S. government enacted comprehensive tax reform legislation, referred to as the Tax Cuts and Jobs Act, which decreased the federal statutory income tax rate for the Company's U.S. subsidiary from 34% to 21% effective January 1, 2018.
Net Income
Net income for the fiscal year ended March 31, 2018 was $96.1m compared to $21.6m for the fiscal year ended March 31, 2017. The increase in net income of $74.5m was driven by the factors described above.

Three months ended March 31, 2019 compared to three months ended March 31, 2018
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	For the three months ended March 31
Statement of Operations data:	2019	2018	$ Change	% Change
Revenue	156.2	124.8	31.4	25.2%
Cost of sales	53.8	46.6	(7.2)	(15.5)%
Gross profit	102.4	78.2	24.2	30.9%
Gross margin	65.6%	62.7%		290 bps
Selling, general and administrative expenses	85.0	60.9	(24.1)	(39.6)%
SG&A expenses as % of revenue	54.4%	48.8%		560 bps
Depreciation and amortization	5.7	2.5	(3.2)	(128.0)%
Operating income	11.7	14.8	(3.1)	(20.9)%
Operating income as % of revenue	7.5%	11.9%		(440) bps
Net interest and other finance costs	3.1	2.8	(0.3)	(10.7)%
Income before income taxes	8.6	12.0	(3.4)	(28.3)%
Income tax (recovery) expense	(0.4)	3.9	(4.3)	(110.3)%
Effective tax rate	(5.1)%	32.7%		(3,780) bps
Net income	9.0	8.1	0.9	11.1%
Other comprehensive loss	(3.0)	(1.4)	(1.6)	114.3%
Total comprehensive income	6.0	6.7	(0.7)	(10.4)%
Earnings per share
Basic	$0.08	$0.08	$0.00	0.0%
Diluted	$0.08	$0.07	$0.01	14.3%
Weighted average number of shares outstanding
Basic	109,867,553	108,074,609
Diluted	111,606,200	111,629,427
Other data: (1)
EBITDA	19.1	19.7	(0.6)	(3.0)%
Adjusted EBITDA	20.4	21.8	(1.4)	(6.4)%
Adjusted EBITDA margin	13.1%	17.4%		(430) bps
Adjusted net income	10.0	10.0	0.0	0.0%
Adjusted net income per share	$0.09	$0.09	$0.00	0.0%
Adjusted net income per diluted share	$0.09	$0.09	$0.00	0.0%
(1) EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net income per share and per diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the three months ended March 31, 2019 increased by $31.4m, or 25.2%, from $124.8m for the three months ended March 31, 2018 to $156.2m. All geographic regions benefited, with the increase driven primarily by growth in our DTC channel. On a constant currency basis(1), revenue increased by 23.2% for the three months ended March 31, 2019 compared to three months ended March 31, 2018. Revenue generated from our DTC channel represented 78.4% of total revenue for the three months ended March 31, 2019 compared to 76.0% for the three months ended March 31, 2018.

	For three months ended March 31		$ Change			% Change
CAD $ millions	2019	2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
Wholesale	33.8	30.0	3.8	(0.9)	2.9	12.7%	9.7%
DTC	122.4	94.8	27.6	(1.5)	26.1	29.1%	27.5%
Total revenue	156.2	124.8	31.4	(2.4)	29.0	25.2%	23.2%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Wholesale
Revenue from our wholesale channel was $33.8m for the three months ended March 31, 2019 compared to $30.0m for the three months ended March 31, 2018. The increase of $3.8m is driven by higher order values from wholesale partners. Incremental revenue from Baffin and favourable foreign exchange fluctuations also contributed positively.
DTC
Revenue from our DTC channel was $122.4m for the three months ended March 31, 2019 compared to $94.8m for the three months ended March 31, 2018. The increase of $27.6m was driven by incremental revenue from five new retail stores and one new e-commerce market, as well as the strong performance of existing e-commerce markets and retail stores.
Revenue by geography

CAD $ millions	For the three months ended March 31
Revenue by geography:	2019	% of total revenue	2018	% of total revenue	$ Change	% Change
Canada	54.5	34.9%	49.4	39.6%	5.1	10.3%
United States	47.4	30.3%	44.6	35.7%	2.8	6.3%
Rest of World	54.3	34.8%	30.8	24.7%	23.5	76.3%
	156.2	100.0%	124.8	100.0%	31.4	25.2%
Revenue growth was positive across all our geographic regions for the three months ended March 31, 2019 compared to the three months ended March 31, 2018. All geographic regions experienced a significant increase in DTC revenue for the reasons described above. Further, there was an increase in the proportion of revenues in Rest of World primarily attributable to the increase in retail stores and e-commerce access in Greater China.

Cost of Sales and Gross Profit
Cost of sales for the three months ended March 31, 2019 increased by $7.2m or 15.5%, compared to the three months ended March 31, 2018. Gross profit and gross margin for the three months ended March 31, 2019 were $102.4m and 65.6%, respectively, compared to $78.2m and 62.7%, respectively, for the same period in fiscal 2018. The increase in gross profit was primarily attributable to revenue growth. Gross margin has improved due to changes in channel mix, with an increased proportion of revenue from our DTC channel partially offset by a seasonal fourth quarter shift in product mix to lower margin products.

	For the three months ended March 31
	2019		2018
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Wholesale
Revenue	33.8	100.0%	30.0	100.0%	3.8	12.7%
Cost of sales	21.4	63.3%	19.8	66.0%	(1.6)	(8.1)%
Gross profit	12.4	36.7%	10.2	34.0%	2.2	21.6%

DTC
Revenue	122.4	100.0%	94.8	100.0%	27.6	29.1%
Cost of sales	32.4	26.5%	26.8	28.3%	(5.6)	(20.9)%
Gross profit	90.0	73.5%	68.0	71.7%	22.0	32.4%

Total
Revenue	156.2	100.0%	124.8	100.0%	31.4	25.2%
Cost of sales	53.8	34.4%	46.6	37.3%	(7.2)	(15.5)%
Gross profit	102.4	65.6%	78.2	62.7%	24.2	30.9%
Wholesale
Cost of sales in our wholesale channel was $21.4m for the three months ended March 31, 2019 compared to $19.8m for the three months ended March 31, 2018. Gross profit was $12.4m for the three months ended March 31, 2019 compared to $10.2m for the three months ended March 31, 2018. Wholesale gross margin increased to 36.7% of segment revenue from 34.0% in the period. The increase in gross profit of $2.2m in the fourth quarter of fiscal 2019 is attributable to higher sales. Gross margin has improved as a result of the impact of pricing offsetting an increase in manufacturing labour costs. To a lesser degree, wholesale gross margin was also impacted by production efficiencies in manufacturing overhead, partially offset by a shift in product mix.
DTC
Cost of sales in our DTC channel for the three months ended March 31, 2019 was $32.4m compared to $26.8m for the three months ended March 31, 2018. Gross profit was $90.0m for the three months ended March 31, 2019 compared to $68.0m for the three months ended March 31, 2018. DTC gross margin increased from 71.7% of segment revenue to 73.5% in the period. The increase in DTC channel gross profit of $22.0m includes the incremental gross profit generated from five new retail stores that were not open in fiscal 2018. The increase in gross margin reflects pricing, production efficiencies and favourable regional mix, offset by an increase in manufacturing labour costs and a seasonal shift in product mix, with a higher proportion of lightweight down jacket sales.

SG&A Expenses
SG&A expenses for the three months ended March 31, 2019 were $85.0m compared to $60.9m for the three months ended March 31, 2018. The increase of $24.1m, or 39.6% represents the impact of the expanded retail footprint as well as the associated entry into Greater China and continued investment in marketing. The costs of scaling the business in terms of headcount and IT investment also continued in the period.

	For the three months ended March 31
	2019		2018
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Segment:
Wholesale	11.3	33.4%	8.0	26.7%	(3.3)	(41.3)%
DTC	26.0	21.2%	18.7	19.7%	(7.3)	(39.0)%
Unallocated corporate expenses	47.7		34.2		(13.5)	(39.5)%
Total SG&A expenses	85.0	54.4%	60.9	48.8%	(24.1)	(39.6)%
Wholesale
SG&A expenses in our wholesale channel for the three months ended March 31, 2019 were $11.3m compared to $8.0m for the three months ended March 31, 2018. SG&A expenses in the wholesale segment increased to 33.4% from 26.7% of segment revenue in the period. While some SG&A expenses vary with revenue, certain costs in our wholesale business are fixed and represent a higher proportion of wholesale revenue in our off-peak fourth quarter. The increase of $3.3m primarily resulted from an increase in headcount and other fixed costs to support sales and operations and SG&A expenses for Baffin, partially offset by favourable distribution efficiencies.
DTC
SG&A expenses in our DTC channel for the three months ended March 31, 2019 were $26.0m compared to $18.7m for the three months ended March 31, 2018. SG&A expenses in the DTC segment increased to 21.2% from 19.7% of segment revenue in the period. The $7.3m increase in SG&A expenses is primarily attributable to the expansion of our retail footprint. In addition, management fees are payable in fiscal 2019 to third party operating partners in connection with DTC operations in Greater China. While some SG&A expenses vary with revenue, certain costs in our DTC business are fixed and represent a higher proportion of DTC revenue in this shoulder quarter.
Unallocated Corporate Expense
Unallocated corporate expenses for the three months ended March 31, 2019 were $47.7m compared to $34.2m for the three months ended March 31, 2018. The increase in unallocated corporate expenses of $13.5m was primarily a result of increased investment in marketing and people and IT-related scaling costs.

Operating Income and Margin
Total operating income for the three months ended March 31, 2019 was $11.7m compared to $14.8m for the three months ended March 31, 2018. Operating income as a percentage of revenue (operating margin) for the three months ended March 31, 2019 was 7.5% compared to 11.9% for the three months ended March 31, 2018, reflecting a decrease of 4.4% percentage points which is attributable to SG&A expenses increasing as a percentage of revenues in this shoulder quarter.

	For the three months ended March 31
	2019		2018
CAD $ millions	Operating income	Operating margin	Operating income	Operating margin	$ Change	% Change
Segment:
Wholesale	1.1	3.3%	2.2	7.3%	(1.1)	(50.0)%
DTC	64.0	52.3%	49.3	52.0%	14.7	29.8%
	65.1		51.5		13.6	26.4%
Unallocated corporate expenses	47.7		34.2		(13.5)	(39.5)%
Unallocated depreciation and amortization expense	5.7		2.5		(3.2)	(128.0)%
Total operating income	11.7	7.5%	14.8	11.9%	(3.1)	(20.9)%
Wholesale
Wholesale segment operating income for the three months ended March 31, 2019 was $1.1m compared to wholesale segment operating income of $2.2m for the three months ended March 31, 2018. Operating margin in the whole segment decreased from 7.3% of segment revenue to 3.3% in the period. The decrease in operating income and margin was primarily driven by SG&A expenses increasing as a percentage of revenues from 26.7% to 33.4% in this shoulder quarter.
DTC
DTC segment operating income for the three months ended March 31, 2019 was $64.0m compared to $49.3m for the three months ended March 31, 2018. Operating margin in the DTC segment increased from 52.0% of segment revenue compared to 52.3% in the period. The $14.7m increase is primarily driven by the growth in DTC revenue, described above. The improvement in operating income and margin for the three months ended March 31, 2019 was primarily attributable to retail store productivity offset by increases in the fixed costs of retail store operations in SG&A expenses.
Net Interest and Other Finance Costs
Net interest and finance costs for the three months ended March 31, 2019 was $3.1m compared with $2.8m for the three months ended March 31, 2018. The $0.3m increase was primarily driven by higher average interest rates on the Term Loan Facility.
Income Taxes
Income tax expense for the three months ended March 31, 2019 was a recovery of $0.4m compared to an expense of $3.9m for the three months ended March 31, 2018. For the three months ended March 31, 2019, the effective tax rate and statutory tax rate were (5.1)% and 25.4%, respectively, compared to 32.7% and 25.4%, respectively, for the three months ended March 31, 2018. The decrease in the effective tax rate for the three months ended March 31, 2019 relates primarily to the statutory tax rate differences in our foreign jurisdictions.
Net Income
Net income for the three months ended March 31, 2019 was $9.0m compared to $8.1m for the three months ended March 31, 2018, driven primarily by factors described above.
QUARTERLY FINANCIAL INFORMATION

	Fiscal 2019				Fiscal 2018
CAD $ millions (except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue
Wholesale	33.8	164.0	179.9	21.5	30.0	134.2	152.1	19.9
DTC	122.4	235.3	50.4	23.2	94.8	131.6	20.2	8.3
Total	156.2	399.3	230.3	44.7	124.8	265.8	172.3	28.2
% of fiscal revenue	18.8%	48.1%	27.7%	5.4%	21.1%	45.0%	29.2%	4.8%
Net income (loss)	9.0	103.4	49.9	(18.7)	8.1	62.9	37.1	(12.1)
Basic earnings (loss) per share	$0.08	$0.94	$0.46	$(0.17)	$0.08	$0.59	$0.35	$(0.11)
Diluted earnings (loss) per share	$0.08	$0.93	$0.45	$(0.17)	$0.07	$0.57	$0.33	$(0.11)
Adjusted EBITDA(1)	20.4	151.1	70.9	(13.5)	21.7	94.7	46.3	(13.6)
Adjusted net income (loss) per diluted share(1)	$0.09	$0.96	$0.46	$(0.16)	$0.09	$0.58	$0.29	$(0.12)
(1) Adjusted EBITDA and adjusted net income (loss) per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically reduced or negative in the first and fourth quarters due to lower revenue and higher fixed costs.
Revenue
Over the last eight quarters, revenue has been impacted by the following factors:

•	timing of retail store openings;

•	launch of e-commerce sites in Rest of World;

•	customer demand and increased manufacturing efficiency which had an impact on the timing of execution of wholesale deliveries;

•	availability of new product offering;

•	successful execution of global pricing strategy;

•	shift in mix of revenue from wholesale to DTC, with the result that total revenue and profitability are increasingly concentrated in the third quarter;

•	shift in geographic mix of sales to increase sales outside of Canada;

•	fluctuation of foreign currencies relative to the Canadian dollar; and

•	acquisition of Baffin on November 1, 2018.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:

•	impact of the items affecting revenue, as discussed above;

•
increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•
increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in reduced or negative net income in our seasonally low-revenue first and fourth quarters;

•	impact of foreign exchange;

•
higher average cost of borrowings to address the growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-opening store costs incurred and timing of leases signed and retail store openings;

•	timing of achieving performance vesting conditions of stock options;

•	transaction costs in relation to the Secondary Offerings in the second quarter of fiscal 2018, and the first and third quarters of fiscal 2019; and

•	proportion of taxable income in non-Canadian jurisdictions.
NON-IFRS FINANCIAL MEASURES

	For the fiscal year ended March 31			For the three months ended March 31
CAD $ millions (except per share data)	2019	2018	2017	2019	2018
EBITDA	219.4	152.3	49.0	19.1	19.7
Adjusted EBITDA	229.6	149.2	81.0	20.4	21.8
Adjusted EBITDA margin	27.6%	25.2%	20.1%	13.1%	17.4%
Adjusted net income	151.6	94.1	44.1	10.0	10.0
Adjusted net income per share	$1.39	$0.88	$0.44	$0.09	$0.09
Adjusted net income per diluted share	$1.36	$0.84	$0.43	$0.09	$0.09

	March 31
CAD $ millions	2019	2018
Net debt	(63.8)	(51.3)
Net working capital	188.0	72.1

EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) and adjusted net income (loss) per share and per diluted share are financial measures that are not defined under IFRS. We use these non-IFRS financial measures and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe investors use both IFRS and non-IFRS measures (EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income per share and per diluted share) to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry. However, these measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) and adjusted net income (loss) per share and per diluted share have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under IFRS. For example, these financial measures:

•	exclude certain tax payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our net working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Constant currency revenue
Because we are a global company, the comparability of revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations when the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These currencies include the U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese Yuan and Hong Kong dollars. These rate fluctuations can have a significant effect on our reported results. Therefore, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates(1). This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. See the Revenue sections of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.
(1) In prior periods, we calculated change in revenue expressed in constant currency by applying the prior period exchange rates to current period revenue. Prior periods have been restated to conform to the current year presentation.
Net debt and net debt leverage
Net debt and net debt leverage are financial measures that are not defined under IFRS. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine a company’s financial leverage. We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDA, both measured on a trailing twelve month basis using financial information reported each quarter. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Net working capital and net working capital turnover
Net working capital and net working capital turnover are financial measures not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. We define net working capital as current assets, net of cash, less current liabilities. Net working capital turnover is the ratio of average net working capital to revenue, both measured on a trailing twelve month basis using financial information reported each quarter. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The tables below reconcile net income to EBIT, adjusted EBIT, EBIT margin, EBITDA, adjusted EBITDA, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of revenue for the same period.

	For the year ended March 31			For the three months ended March 31
CAD $ millions	2019	2018	2017	2019	2018
Net income	143.6	96.1	21.6	9.0	8.1
Add (deduct) the impact of:
Income tax expense (recovery)	38.9	29.1	8.9	(0.4)	3.9
Net interest and other finance costs	14.2	12.9	10.0	3.1	2.8
EBIT	196.7	138.1	40.5	11.7	14.8
Transaction costs (a)	2.1	1.5	10.0	0.3	0.0
Transaction and other costs of the Baffin acquisition (b)	3.0	0.0	0.0	0.9	0.0
Unrealized foreign exchange loss (gain) on Term Loan Facility (c)	0.9	(6.7)	(0.1)	(0.4)	1.8
Share-based compensation (d)	2.8	1.0	5.9	0.5	0.3
Pre-store-opening costs (e)	1.4	1.1	1.4	0.0	0.0
Bain Capital management fees (f)	0.0	0.0	10.3	0.0	0.0
Unrealized loss on derivatives (g)	0.0	0.0	4.4	0.0	0.0
International restructuring costs (h)	0.0	0.0	0.1	0.0	0.0
Amortization on intangible assets acquired by Bain Capital (i)	0.0	1.4	2.2	0.0	0.0
Total adjustments	10.2	(1.7)	34.2	1.3	2.1
Adjusted EBIT	206.9	136.4	74.7	13.0	16.9
Adjusted EBIT margin	24.9%	23.1%	18.5%	8.3%	13.5%

Add the impact of:
Depreciation and amortization	22.7	12.8	6.3	7.4	4.9
EBITDA	219.4	152.3	49.0	19.1	19.7
Adjusted EBITDA	229.6	149.2	81.0	20.4	21.8
Adjusted EBITDA margin	27.6%	25.2%	20.1%	13.1%	17.4%

	For the year ended March 31			For the three months ended March 31
CAD $ millions	2019	2018	2017	2019	2018
Net income	143.6	96.1	21.6	9.0	8.1
Add (deduct) the impact of:
Transaction costs (a)	2.1	1.5	10.0	0.3	—
Transaction and other costs of the Baffin acquisition (b)	3.0	—	—	0.9	—
Unrealized foreign exchange loss (gain) on Term Loan Facility (c)	0.9	(6.7)	(0.1)	(0.4)	1.8
Share-based compensation (d)	2.8	1.0	5.9	0.5	0.3
Pre-store-opening costs (e)	1.4	1.1	1.4	—	—
Bain Capital management fees (f)	—	—	10.3	—	—
Unrealized loss on derivatives (g)	—	—	4.4	—	—
International restructuring costs (h)	—	—	0.1	—	—
Amortization on intangible assets acquired by Bain Capital (i)	—	1.4	2.2	—	—
Non-cash change in carrying value for change in underlying interest rate (j)	—	—	(5.9)	—	—
Total adjustments	10.2	(1.7)	28.3	1.3	2.1
Tax effect of adjustments	(2.2)	(0.3)	(5.8)	(0.3)	(0.2)
Adjusted net income	151.6	94.1	44.1	10.0	10.0

(a)
In connection with the Secondary Offerings completed in November 2018, June 2018 and July 2017 and the IPO in March 2017, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred.

(b)
Represents transaction and other costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents non-cash unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the IPO under the Legacy Plan and cash payroll taxes paid by the Company of $0.3m and $2.0m in the three months and fiscal year ended March 31, 2019, respectively, on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents non-cash lease amortization charges during pre-opening periods for new store leases.

(f)
In connection with the Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013, we entered into a management agreement with certain affiliates of Bain Capital for a term of five years (“Management Agreement”). This amount represents payments made pursuant to the Management Agreement for ongoing consulting and other services. In connection with the IPO on March 21, 2017, the Management Agreement was terminated in consideration for a termination fee of $9.6m and Bain Capital no longer receives management fees from the Company.

(g)
Represents non-cash unrealized gains on foreign exchange forward contracts recorded in fiscal 2016 that related to fiscal 2017. We manage our exposure to foreign currency risk by entering into foreign exchange forward contracts. Management forecasts its net cash flows in foreign currency using expected revenue from orders it receives for future periods. The unrealized gains and losses on these contracts are recognized in net income from the date of inception of the contract, while the cash flows to which the derivatives related are not realized until the contract settles. Management believes that reflecting these adjustments in the period in which the net cash flows occur is more appropriate.

(h)
Represents expenses incurred to establish our international headquarters in Zug, Switzerland, including closing several smaller offices across Europe, relocating personnel, and incurring temporary office costs.

(i)
In connection with Bain Capital’s purchase of a 70% equity interest in our business on December 9, 2013, we recognized an intangible asset for customer lists in the amount of $8.7m, which had a useful life of four years and was fully amortized in the third quarter of fiscal 2018.

(j)
We partially repaid the Term Loan Facility using a portion of the proceeds of the IPO, which resulted in a change to our prospective underlying interest rate and caused a remeasurement of the carrying value of the debt by calculating the net present value using the revised estimated cash flows for both the repayment and change in interest rate and original effective interest rate. The result was a non-cash gain of $5.9m recorded in net interest and other finance costs.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial condition
The following table represents our net working capital(1) position as at March 31, 2019 and March 31, 2018:

CAD $ millions	March 31, 2019	March 31, 2018	$ Change	% Change
Current assets, net of cash	324.6	205.7	118.9	57.8%
Current liabilities	136.6	133.6	(3.0)	(2.2)%
Net working capital	188.0	72.1	115.9	160.7%
(1) Net working capital and net working capital turnover are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures.
As at March 31, 2019, we had $88.6m of cash and $188.0m of net working capital, compared to $95.3m of cash and $72.1m of net working capital as at March 31, 2018. The $115.9m increase arose primarily from an increased volume of business, in particular growth in our DTC channel, including a $101.9m increase in inventory from higher production to match our forecasted demand and a $8.5m increase in trade receivables. Net working capital is significantly impacted by the seasonal trends of our business and has been further impacted in recent quarters by the opening of our retail stores. Net working capital includes balances for Baffin as at March 31, 2019. Net working capital turnover was 20.6% on a trailing twelve month basis as at March 31, 2019, using financial information reported each quarter.

Cash flows
The Company’s consolidated statement of cash flows for the fiscal year ended March 31, 2019 compared to March 31, 2018, the fiscal year ended March 31, 2018 compared to March 31, 2017, and for the three months ended March 31, 2019 compared to the three months ended March 31, 2018, and are noted below:

	For the year ended March 31			For the year ended March 31			For the three months ended
CAD $ millions	2019	2018	$ Change	2018	2017	$ Change	2019	2018	$ Change
Total cash provided by (used in):
Operating activities	73.4	126.2	(52.8)	126.2	39.4	86.8	(1.0)	38.0	(39.0)
Investing activities	(82.9)	(34.4)	(48.5)	(34.4)	(27.0)	(7.4)	(14.5)	(7.3)	(7.2)
Financing activities	3.1	(7.9)	11.0	(7.9)	(9.9)	2.0	0.6	0.8	(0.2)
Effects of foreign currency exchange rate changes on cash	(0.3)	1.7	(2.0)	1.7	—	1.7	1.2	1.7	(0.5)
(Decrease) increase in cash	(6.7)	85.6	(92.3)	85.6	2.5	83.1	(13.7)	33.2	(46.9)
Cash, beginning of period	95.3	9.7	85.6	9.7	7.2	2.5	102.3	62.1	85.6
Cash, end of period	88.6	95.3	(6.7)	95.3	9.7	85.6	88.6	95.3	(6.7)
Cash requirements
Our primary need for liquidity is to fund net working capital, capital expenditure, debt service, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also maintain the Revolving Facility to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to reduced net working capital requirements during these periods and the collection of receivables from revenue earlier in the year. The Company has also benefited from a more rapid cash conversion cycle in its DTC segment as that channel continues to grow.
Cash flows from operating activities
Cash generated from operating activities for the fiscal year ended March 31, 2019 were $73.4m compared to $126.2m for the fiscal year ended March 31, 2018. The decrease of $52.8m in cash from operating activities was primarily due to an increase in working capital ($98.4m), an increase in income taxes paid ($33.6m) and in interest paid ($0.9m), offset by an inflow of cash from the results of operations of ($80.1m).
Cash generated from operating activities for the fiscal year ended March 31, 2018 was $126.2m compared to $39.4m for the fiscal year ended March 31, 2017. The increase of $86.8m in cash from operating activities was primarily due to an inflow of funds from the results of operations ($93.5m), a decrease in income taxes paid ($12.9m) and a decrease in interest paid ($2.7m), offset by an increase in working capital ($22.2m).
Cash used in operating activities for the three months ended March 31, 2019 were $1.0m compared to cash generated of $38.0m for the three months ended March 31, 2018. The net change of $39.0m in cash from operating activities was primarily due to an increase in working capital ($35.9m), an increase in income taxes paid ($2.6m) and in interest paid ($0.2m), offset by an inflow of cash from the results of operations of ($0.3m).
Cash flows from investing activities
Cash used in investing activities for the fiscal year ended March 31, 2019 were $82.9m compared to $34.4m for the fiscal year ended March 31, 2018. The increase in cash used in investing activities of $48.5m related primarily to the acquisition of Baffin ($33.6m), outflows for retail store construction, investments in information technology and product development, and capital additions for manufacturing capacity.
Cash used in investing activities for the fiscal year ended March 31, 2018 was $34.4m compared to $27.0m for the fiscal year ended March 31, 2017. The increase in cash used for investing activities of $7.4m was primarily due to the expansion of our manufacturing facilities and the opening of four retail stores, the build out of shop-in-shop initiatives with our wholesale partners, and investment in information technology to support our business operations in fiscal 2018. The cash used in investing activities for the fiscal year ended March 31, 2018 was all funded through cash generated from operations during the year.
Cash used in investing activities for the three months ended March 31, 2019 were $14.5m compared to $7.3m for the three months ended March 31, 2018. The increase in cash used in investing activities of $7.2m related primarily to our continued investments to support growth including retail store construction, investments in information technology and product development, and capital additions for manufacturing capacity.
Cash flows from financing activities
Cash generated from financing activities for the fiscal year ended March 31, 2019 was $3.1m compared to cash used of $7.9m for the fiscal year ended March 31, 2018. The net change of $11.0m relates primarily to the repayment for all amounts owing on the Revolving Facility.
Cash used in financing activities for the fiscal year ended March 31, 2018 was $7.9m compared to $9.9m for the fiscal year ended March 31, 2017. The outflow of cash in fiscal 2018 relates primarily to the repayment of the balance of the Revolving Facility of $8.9m. In fiscal 2017, the Company effected recapitalization and refinancing transactions which resulted in the repayment of subordinated debt of $85.3m and the distribution of capital of $121.5m to the principal shareholders, funded by an increase in the Term Loan Facility of $147.6m and net proceeds of the public share offering of $98.1m. The Revolving Facility refinanced the previous credit facility, with a decrease in the outstanding balance of $49.0m over the year.
Cash generated from financing activities for the three months ended March 31, 2019 was $0.6m compared to $0.8m for the three months ended March 31, 2018. The decrease in cash generated in financing activities of $0.2m was primarily attributable to higher net borrowings repaid on the Revolving Facility in the three months ended March 31, 2018 compared to the three months ended March 31, 2019.

Indebtedness
The following table presents our net debt(1) as of March 31, 2019 and March 31, 2018.

CAD $ millions	March 31, 2019	March 31, 2018	$ Change
Cash	88.6	95.3	(6.7)
Revolving Facility	—	—	—
Term Loan Facility	(152.4)	(146.6)	(5.8)
Net debt	(63.8)	(51.3)	(12.5)
(1) Net debt and net debt leverage are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures.
As at March 31, 2019, net debt was $63.8m compared to $51.3m as at March 31, 2018. The increase of $12.5m was primarily due to a decrease of $6.7m in the cash balance as at March 31, 2019 and an increase of $5.8m in the value of the principal amount owing under the Term Loan Facility due to a stronger U.S. dollar.
Average net debt represents net debt leverage of 0.6 times adjusted EBITDA for the trailing twelve months ended March 31, 2019.
Revolving Facility
Canada Goose and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, have a Revolving Facility with a syndicate of lenders. The Revolving Facility has commitments of $200.0m, with a seasonal increase up to $250.0m during the peak season from June 1 through November 30. In addition, the Revolving Facility includes a letter of credit commitment in the amount of $25.0m. All obligations under the Revolving Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., Swiss, U.K. and Canadian subsidiaries. The Revolving Facility matures on June 3, 2021 and provides for customary events of default.
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

The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the fiscal year ended March 31, 2019, the Company was in compliance with all covenants.
As at March 31, 2019 and 2018, the Company had repaid all amounts owing under the Revolving Facility and related deferred financing charges in the amounts of $1.2m and $1.7m respectively, were included in other long-term liabilities.
The Company has unused borrowing capacity under the Revolving Facility of $165.5m as at March 31, 2019 (2018 - $97.8m). Amounts under the Revolving Facility may be borrowed, repaid and re-borrowed to fund our general corporate purposes and are available in Canadian dollars, U.S. dollars, and euros and, subject to an aggregate cap of $40.0m, such other currencies as are approved in accordance with the credit agreement governing the Revolving Facility.
Term Loan Facility
The Company and Canada Goose Inc. have a Term Loan Facility in the amount of US$113.8m with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders, which matures on December 2, 2021. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.
The interest rate on the loan outstanding under the Term Loan Facility is the LIBOR Rate (subject to a minimum rate of 1.00% per annum) plus an Applicable Margin of 4.00%. The loan can also be maintained as an ABR loan which bears interest at ABR plus an Applicable Margin which is 1.00% less than that for LIBOR loans.
The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains non-financial covenants. As at and during the fiscal year ended March 31, 2019, the Company was in compliance with all covenants.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at March 31, 2019, we had $152.4m aggregate principal amount outstanding under the Term Loan Facility compared to $146.6m as at March 31, 2018. Amounts prepaid or repaid under the Term Loan Facility may not be re-borrowed.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares) and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDA to net debt, reflecting the seasonal borrowing requirements while working capital builds through the second fiscal quarter.  The board of directors of the Company monitors the Company’s capital management on a regular basis.  We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of its strategy, economic conditions, and the risk characteristics of the business.

Contractual Obligations
The following table summarizes our significant contractual obligations and other obligations as at March 31, 2019:

	For the fiscal year ended March 31
CAD $ millions	2020	2021	2022	2023	2024	Thereafter	Total
Accounts payable and accrued liabilities	110.4	—	—	—	—	—	110.4
Revolving Facility	—	—	—	—	—	—	—
Term Loan Facility	—	—	152.4	—	—	—	152.4
Note payable	—	3.0	—	—	—	—	3.0
Interest commitments relating to long-term debt(1)	9.9	9.9	6.6	—	—	—	26.4
Operating leases	32.4	36.0	34.5	32.9	30.6	87.0	253.4
Pension obligation	—	—	—	—	—	2.2	2.2
Total contractual obligations	152.7	48.9	193.5	32.9	30.6	89.2	547.8

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan Facility of 6.50% as at March 31, 2019.
As at March 31, 2019, we had additional long-term liabilities which included provisions for warranty, agent termination fees, sales returns, and asset retirement obligations, and deferred income tax liabilities. These long-term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As of May 24, 2019, there were 59,151,443 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at May 24, 2019, there were 2,392,106 options outstanding under the Company’s equity incentive plans, 988,644 of which were vested as of such date and 10,650 restricted share units. Each such option is or will become exercisable for one subordinate voting share. We expect that restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency exchange rates and interest rates.

Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Annual Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, euros, British Pounds sterling, and Swiss francs Chinese yuan, Hong Kong dollars and Swedish krona through its foreign operations in the U.S., U.K., France, Switzerland, Hong Kong, China and Sweden. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollars will increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at a foreign currency exchange rate in effect at each balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
Since fiscal 2016, we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in the U.S. dollar, euro, British Pound sterling, and Swiss franc, Chinese yuan, Hong Kong dollars and Swedish krona exchange rates for revenues and purchases. Beginning in fiscal 2017, certain foreign exchange forward contracts have been designated and accounted for as cash flow hedges.
A summary of foreign currency forward exchange contracts and the corresponding amounts as at March 31, 2019 is as follows:

(millions)	Contract Amount		Primary Currencies
Forward contract to purchase Canadian dollars	US$	155.0	U.S. dollars
		€72.9	Euros

Forward contract to sell Canadian dollars	US$	65.9	U.S. dollars
		€32.7	Euros

Forward contract to purchase Euros	CHF	2.1	Swiss francs
	CNY	588.5	Chinese yuan
		£16.0	British Pounds sterling
	HKD	121.6	Hong Kong dollar
	SEK	10.7	Swedish Krona

Forward contract to sell Euros	CHF	11.4	Swiss francs
		£1.0	British Pounds sterling

Foreign exchange risk of principal and interest payments on the Term Loan Facility
Amounts available for borrowing under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. Based on our outstanding balance of $152.4m (US$113.8m) under the Term Loan Facility as at March 31, 2019, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $1.1m (2018 - $1.1m) solely as a result of that exchange rate fluctuation’s effect on the debt.
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk on principal and interest payments related to the Term Loan Facility.
The Company entered into a long-dated forward exchange contract to buy $75.0m, or US$59.4m in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on the related principal amount of the Term Loan Facility over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
The Company also entered into a cross-currency swap by selling $50.0m, or US$40.0m in equivalent U.S. dollars floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50.0m fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the related hedged transactions impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50.0m fixed rate debt bearing interest at a rate of 5.80% and receiving $50.0m, or €34.0m in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in the Company’s European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Revolving Facility and Term Loan Facility. As at March 31, 2019, the Company has repaid all amounts owing on the Revolving Facility. The amount owing under our Term Loan Facility was $152.4m as at March 31, 2019, which currently bears interest at 6.50%. Based on the weighted average amount of borrowings outstanding under the Revolving Facility during the fiscal year ended March 31, 2019, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.6m in the year. Correspondingly, a 1.00% increase in the average interest rate on our Term Loan Facility would have increased interest expense by an additional $1.5m, to the extent that the risk is not hedged. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
On December 9, 2013, the Company entered into the Management Agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the closing of the IPO on March 21, 2017, in accordance with the terms of the Management Agreement. During the year ended March 31, 2017, the Company incurred management fees of $10.3m, including $9.6m paid on termination.

In the year ended March 31, 2017, the Company incurred interest expense of $3.8m on the subordinated debt owing to Bain Capital. The subordinated debt and accrued interest were repaid in full on December 2, 2016 in connection with the Recapitalization.
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of its Board of Directors by incurring expenses for business services. During the year ended March 31, 2019, the Company incurred expenses with related parties of $1.0m, measured at the exchange amount (2018 - $1.4m) to companies related to certain shareholders. Net balances owing to related parties as at March 31, 2019 were $0.1m (2018 - $0.1m).
The Company has incurred expenses for lease of premises and other operating costs payable to entities affiliated with the Baffin Vendor totaling $0.6m for the year ended March 31, 2019. Under the terms of the purchase agreement, the Company agreed to acquire the inventories in transit at the time of the acquisition when received. Purchases of inventories for the year ended March 31, 2019 amounted to $3.0m. Related amounts owing to Baffin entities as at March 31, 2019 were $nil. In connection with the acquisition of Baffin, $3.0m is payable to the Baffin Vendor on November 1, 2020 and will be charged to expense over two years.
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

	For the year ended March 31
CAD $ millions	2019	2018	2017
Short term employee benefits	13.2	10.4	5.4
Long term employee benefits	0.1	—	—
Termination benefits	—	0.2	0.4
Share-based compensation	2.9	1.6	4.5
Compensation expense	16.2	12.2	10.3
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
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
The Company has adopted IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments effective April 1, 2018, which did not have a material effect on the financial statements. See “Changes in Accounting Policies” below for a description of the impact from adopting these new standards.

The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Annual Financial Statements.
Revenue recognition. Revenue comprises of the consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when specific criteria for transfer of control to the customer have been met for each of the Company’s activities, as described below.

i)
Wholesale revenue comprises sales of the Company’s products to third party resellers (which includes international distributors and retailers). Wholesale revenue from the sale of goods is recognized when the control of the goods has been transferred to the reseller, which depends on the precise terms of the agreement with each reseller, net of an estimated provision for sales returns.

The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are therefore included in accrued liabilities in the statement of financial position.

ii)
DTC revenue consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Sales through e-commerce operations are recognized upon estimated delivery of the goods to the customer, net of an estimated provision for sales returns, when control of the goods has transferred from the Company to the customer. Sales through our retail stores are recognized delivery to the customer at the point of sale, net of an estimated provision for sales returns.

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
Impairment of non-financial assets (goodwill, intangible assets, and property and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. Judgment is also applied in allocating the carrying amount of assets to CGUs. For the purpose of goodwill and intangible assets’ impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has seven CGUs and tests goodwill and these intangible assets for impairment on that basis.
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
Functional currency. Items included in the Annual Financial Statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The Annual Financial Statements are presented in Canadian dollars, which is our functional and presentation currency.
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
Financial assets and financial liabilities are measured subsequently as described below.

i)	Non-derivative financial assets
Non-derivative financial assets include cash and trade receivables which are measured at amortized cost. The Company initially recognizes receivables and deposits on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

ii)	Non-derivative financial liabilities
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

iii)	Derivative financial instruments
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

iv)	Hedge accounting
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
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects net income. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts included in the measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income.
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
The Company has issued stock options to purchase subordinate voting shares and RSUs under its equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). Under the terms of the Legacy Plan, options were granted to certain employees of the Company with vesting contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan. There are two types of stock options: service-vested options are time based and generally vest over five years of service, and performance-

based and exit event options vest upon attainment of performance conditions and the occurrence of an exit event. Under the terms of the Omnibus Plan, options are granted to certain executives of the Company with vesting, generally over four years, contingent upon meeting the service conditions of the Omnibus Plan. The compensation expense related to the options and RSUs is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of the exist event, if applicable, is probable.
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
CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
Certain new standards became effective at the beginning of the current fiscal year. The impact from the adoption of these new standards is described below.
Revenue
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the guidance on revenue recognition requirements that previously existed under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements.
The Company adopted the standard effective April 1, 2018 using the modified retrospective approach, which resulted in no adjustment to opening retained earnings. Comparative information has not been restated and continues to be reported under previous accounting standards. After completing the analysis of its customer contracts, the Company has determined that the implementation of IFRS 15 did not result in any adjustments to the opening balance of retained earnings or to the presentation of the Annual Financial Statements.
As a result of adopting IFRS 15, the Company updated its accounting policies for the recognition of revenue. See “Critical Accounting Policies and Estimates”.
Financial instruments
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) which replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 also amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.
The Company adopted the standard effective April 1, 2018, resulting in no significant adjustment to retained earnings and no material effect on the Annual Financial Statements.

The Company assessed which business models apply to the financial assets and liabilities held and has classified its financial instruments into the appropriate IFRS 9 categories. These reclassifications did not have an impact on the measurement of financial assets and liabilities. Adoption of the new classification requirements under IFRS 9 did not result in significant changes in the measurement of financial assets and financial liabilities.
The following table summarizes the original classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial assets and financial liabilities.

Asset/Liability	Original classification under IAS 39	New classification under IFRS 9
Cash	Loans and other receivables	Amortized cost
Trade receivables	Loans and other receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Revolving Facility	Other liabilities	Amortized cost
Term Loan Facility	Other liabilities	Amortized cost
Derivative, not in a hedging relationship	Fair value through profit or loss	Fair value through profit or loss
Reclassification of financial assets is required if the objective of the business model in which they are held changes after initial recognition and if the change is significant to the entity’s operations. No reclassification of financial liabilities is permitted.
Upon transition the Company’s derivatives designated as hedges continue to meet the hedging criteria, therefore the fair values flow through other comprehensive income under both IAS 39 and IFRS 9.
Application of the expected credit loss model for trade accounts receivable did not result in any significant changes in the Company’s impairment allowance, with expected credit losses to be measured over the life of the asset, typically the annual wholesale sales cycle.
We have updated our accounting policies as a result of adopting IFRS 9. See “Critical Accounting Policies and Estimates”.
Share-based payment
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The Company adopted the standard effective April 1, 2018, with no material effect on the Annual financial statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted by the Company for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations are provided below.
Leases
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets related to operating leases to be capitalized and a corresponding liability to be recorded. The new standard seeks to provide a more complete picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The standard permits the application of various transition options and practical expedients on initial adoption, and the more significant choices are described below.
The Company will adopt the standard on April 1, 2019 using the modified retrospective approach with the cumulative effect of initial application recorded in opening retained earnings and no restatement of prior period financial information. Under the modified retrospective approach, the Company measured the right-of-use asset at the depreciated net book value as if the standard had been applied since the commencement date of the lease, but using the discount rate at the date of initial application. The Company used hindsight in determining the lease term at the date of initial application.
The Company determined the discount rate at the time of initial adoption to be its incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the original term of the lease, the quality of the underlying leased asset, and the economic environment where the leased asset is located.
IFRS 16 is expected to have a material impact on the Company’s consolidated statements of financial position. The Company is in the process of finalizing its assessment, and based on current estimates, it expects to recognize right-of-use assets in the range of $130m to $150m and related lease obligations in the range of $140m to $160m, before taking into account the related deferred tax impact. Deferred rent liabilities under the existing standard will be adjusted to opening retained earnings.
In April, 2019, the Company recorded additional right-of-use assets and lease obligations with an impact of between $55m and $65m for leases with a commencement date following the transition.
CHANGE IN FISCAL YEAR EFFECTIVE APRIL 1, 2019
Fiscal 2019 and previous fiscal years of the Company ended on March 31 each year. Effective for fiscal 2020 and subsequent years, the Company will be adopting a 52 or 53-week reporting cycle, common in the retail industry, with the fiscal year ending on the Sunday closest to March 31. Fiscal 2020 will end on March 29, 2020. The quarters in fiscal 2020 will end on June 30, September 29, and December 29, 2019.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Disclosure controls and procedures are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act.
Based on management’s evaluation, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2019 as a result of the material weaknesses in the Company’s internal control over financial reporting described below.
There were no material adjustments to our Annual Financial Statements as a result of incremental procedures performed by management. Accordingly, management has concluded that the Company’s audited consolidated financial statements filed as part of this annual report fairly present in all material respects the Company’s financial position, results of operations, changes in equity, and cash flows for the periods presented, in accordance with IFRS.

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
Management of the Company, under the supervision and with the participation of the CEO and CFO, conducted as evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2019, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (“COSO 2013”). Based on evaluation performed, management concluded that the material weaknesses described below existed as of March 31, 2019. Excluded from our assessment were controls over financial reporting at Baffin Limited, which acquired assets of Baffin Inc. on November 1, 2018 in a business combination. The acquired Baffin business represented less than 5% of the Company’s consolidated total assets and less than 10% of the Company’s consolidated net assets as of March 31, 2019.
A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis by the company's internal controls.
As of March 31, 2018, management had identified certain material weaknesses in the Company’s internal control over financial reporting.  During fiscal 2019, management made the following changes to internal control over financial reporting to remediate the identified material weaknesses in the Risk Assessment and Monitoring components of internal control:

•
Engaged an external advisor with subject matter expertise and significant resources to assist management with all elements of the internal control program, including risk assessment, process flows, and design of internal controls;

•
Built a larger team with a combination of external advisors and internal personnel, including a Director of Internal Audit, to plan and execute testing, including quality assurance, earlier than in fiscal 2018 such that deficiencies were identified and communicated to control owners;

•	The program status was regularly monitored by senior Finance personnel, including the CFO, to ensure accountability was present throughout the program;

•	Performed a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners;

•
Enhanced its Internal Control Steering Committee to drive accountability throughout the organization. The Steering Committee provided oversight to the program and control owners by monitoring remediation plans and testing progress;

•	Increased the financial oversight of its new subsidiaries in Asia through recurring month end operating performance meetings with local senior management; and

•	Designed controls in new business processes, such as the Company’s business in Asia, changes to IT systems, and financial reporting controls over business combinations and new accounting standards.
As noted above, we have invested significantly in our IT environment and added critical resources across the organization and specifically in the finance team to establish a sustainable internal control environment. Despite this progress, management determined it did not remediate material weaknesses identified as of March 31, 2018 in two components of internal control as defined by COSO 2013 (Control Activities and Information and Communication). In relation to Control Activities, management did not design and maintain effective controls over the following, each of which is a material weakness: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; and (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data. The material weakness in Information and Communication is the result of the evaluation of the accuracy and completeness of information used in the execution of internal controls primarily related to spreadsheets created from data extracted from our enterprise resource planning (“ERP”) system. Due to these control deficiencies, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis in the future.
As a result of the identified material weaknesses, management, including the CEO and CFO, concluded that internal control over financial reporting was not effective as of March 31, 2019. Deloitte LLP, the independent registered public accounting firm that audited our financial statements included in this annual report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2019. Their attestation report is included in this annual report.
Remediation Plan and Activities
Management has taken the following steps to address the material weaknesses described above:

•
Upgraded its enterprise resource planning (“ERP”) system on April 1, 2019, designed with consideration for enhanced system functionality, user roles reflecting segregation of duties, use of reporting tools, and master data management;

•	Hired a Vice President of Internal Audit & Loss Prevention in late Q4 fiscal 2019 to lead the governance and testing of internal controls over financial reporting;

•	Hired internal audit personnel to support the VP Internal Audit & Loss Prevention; and

•	Added control remediation goals to management’s formal performance objectives to increase control accountability and ownership.
Management anticipates taking the following additional steps during fiscal 2020:

•	Update its process flows for the change in the business processes and controls as a result of the new ERP system;

•	Design and operate controls in the new ERP system related to user provisioning, access, master data management, and reporting;

•	Hiring additional employees with financial reporting, internal audit, and internal control remediation expertise and capacity throughout the global organization;

•	Training control owners on the control execution and evidencing, particularly in relation to information used in controls; and

•	Increase the frequency of testing of internal controls over financial reporting.
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
Changes in Internal Control over Financial Reporting
Other than those described above, there have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-5(f) under the Exchange Act) during the quarter and year ended March 31, 2019, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of May 24, 2019. Other than for Pat Sherlock and Penny Brook, whose business address is 135 Baarerstrasse, 6300 Zug, Switzerland, and for Scott Cameron, whose business address is 43/F & 44/F, Champion Tower, 3 Garden Road, Central, Hong Kong, the business address for our directors and officers is c/o Canada Goose Holdings Inc., 250 Bowie Ave, Toronto, Ontario, Canada M6E 4Y2.

Name	Age	Position
Dani Reiss	45	President and Chief Executive Officer and Director
Jonathan Sinclair	57	Executive Vice President, Chief Financial Officer
Pat Sherlock	45	President, Canada Goose International AG
Ana Mihaljevic	38	Chief Commercial Officer
Penny Brook	42	Chief Marketing Officer
Lee Turlington	64	Chief Product Officer
Kara MacKillop	43	Executive Vice President, People and Culture
Scott Cameron	41	President, Greater China
David Forrest	39	Senior Vice President, General Counsel
Carrie Baker	43	Executive Vice President, Chief of Staff
John Moran	56	Executive Vice President, Manufacturing and Supply Chain
Spencer Orr	41	President, Canada Goose Innovation Lab
Rick Wood	47	Executive Advisor
Paul Hubner	58	President and Chief Executive Officer, Baffin Limited
Joshua Bekenstein	60	Director
Jodi Butts	46	Director
Maureen Chiquet	56	Director
Ryan Cotton	40	Director
John Davison	60	Director
Stephen Gunn	64	Director
Jean-Marc Huët	50	Director

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
Jonathan Sinclair, Executive Vice President and Chief Financial Officer
Mr. Sinclair joined the company in June 2018 as Executive Vice President and Chief Financial Officer. Prior to joining the company, Mr. Sinclair served as Chief Financial Officer and Executive Vice President of Business Operations at Jimmy Choo PLC from June 2014 to May 2018, Chief Operating Officer at Vertu from June 2013 to June 2014, Chief Operating Officer at Jimmy Choo from December 2008 to May 2013, and Group Finance Director at Pentland Brands Plc from November 2003 to December 2008. He brings more than 20 years of global financial and operational experience to his role. Mr. Sinclair received a Bachelor of Arts from Loughborough University of Technology.
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
Ana Mihaljevic, Chief Commercial Officer
Ms. Mihaljevic joined the company in April 2015 as Vice President of Planning and became Vice President of Planning and Sales Operations in April 2016, Senior Vice President of Planning and Sales Operations in April 2017 and Chief Commercial Officer in April 2019. Prior to joining the company, Ms. Mihaljevic served as the Director of Business Planning at Marc Jacobs International, a designer apparel company, from March 2013 to March 2015, the Director of Sales and Planning at Jones Apparel Group, a women’s apparel company, from May 2011 to March 2013, and as an Account Executive at Ralph Lauren from April 2008 to May 2011. Ms. Mihaljevic received a Bachelor in Commerce from Queen’s University.
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
Spencer Orr, President, Canada Goose Innovation Lab
Mr. Orr joined the company in January 2009 as Product Manager. He was promoted to Vice President of Design and Merchandising in 2012, Vice President of Merchandising and Product Strategy in June 2016, Senior Vice President of Merchandising and Product Strategy in April 2017 and President, Canada Goose Innovation Lab in January 2019. Prior to joining the company, Mr. Orr served as the Manager of Product Design and Development at Sierra Designs, an industry leading outerwear and outdoor equipment brand. Mr. Orr received an Honours Bachelors in Outdoor Recreation from Lakehead University and a Masters in Business Administration from Ivey Business School at University of Western Ontario.
Rick Wood, Executive Advisor
Mr. Wood joined the company in November 2017 as Chief Commercial Officer and became Executive Advisor in April 2018. Prior to joining the company, Mr. Wood most recently served as Executive Director at ArchPoint Consulting and previously held numerous management positions in VF Corporation, including President of Outdoor and Action Sports Coalition for Europe, Middle East and Africa and Vice President and General Manager of VF Outdoor Canada. Throughout his career, Mr. Wood has led teams in sales optimization, product development, marketing, and strategy development and execution, working with global brands including The North Face, Vans, Timberland, Reef, JanSport and SmartWool. Mr. Wood attended the University of Manitoba.
Paul Hubner, President and Chief Executive Officer, Baffin Limited
Paul Hubner is the founder of Baffin, an industry-leading designer and manufacturer of performance outdoor and industrial footwear, and currently serves as President and Chief Executive Officer. With more than 30 years of footwear construction and design expertise and senior management experience, he has led the expansion and growth of the brand since 1997. Prior to founding Baffin, Paul worked at Deloitte as a Certified Management Accountant. He graduated from McMaster University with a Bachelor of Commerce Degree.

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
Maureen Chiquet, Director
Ms. Chiquet has served as a member of our board of directors since August 2017. Ms. Chiquet began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet served as a Trustee to the New York Academy of Art. Ms. Chiquet also served as a Trustee to the Yale Corporation and was a fellow of Yale University, where she received a Bachelor of Arts in literature. She serves as a non-executive director on the board of MatchesFashion. Ms. Chiquet provides strong executive, product, marketing and business operations skills to the board of directors.
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of Advantage Solutions, The Michaels Companies, Inc., TOMS, Virgin Voyages, and Blue Nile. He previously served as a member of the board of directors of Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, and Sundial Brands. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford

Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
John Davison, Director
Mr. Davison has served as a member of our board of directors since May 2017. Mr. Davison is currently the Chief Financial Officer and Executive Vice President of Four Seasons Holdings Inc. (“Four Seasons”), the luxury hotel and resort management company, a position he has held since 2005 after joining the company as Senior Vice President, Project Financing in 2002. He is also currently serving as the Interim President and Chief Executive Officer of Four Seasons. In addition to managing the group’s financial activities, John oversees the company’s information systems and technology area.  Prior to joining Four Seasons Holdings Inc., John spent four years as a member of the Audit and Business Investigations Practices at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the board of IMAX China Holding, Inc. and Benevity, Inc. John has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988.  He received a Bachelor of Commerce from the University of Toronto.  Mr. Davison provides strong executive and business operations skills to our board of directors.
Stephen Gunn, Director
Mr. Gunn has served as a member of our board of directors since February 2017. He previously served as a Co-Chair of Sleep Country Canada Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn serves as the Chair of the board of directors of Dollarama Inc. Mr. Gunn is also the Chair of the audit committee of Recipe Unlimited Corporation (formerly Cara Operations Limited), and served as a director of Golf Town Canada Inc. from 2008 to 2016. He received a Bachelor of Electrical Engineering from Queens University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
Jean-Marc Huët, Director
Mr. Huët has served as a member of our board of directors since February 2017. He serves as the Chairman of Heineken N.V., a member of the advisory committee of Bridgepoint Capital and a non-executive director of J2 plc. Mr. Huët served as a director of Formula One from 2012 to January 2017, and was an Executive Director and Chief Financial Officer of Unilever N.V. from 2010 to 2015. Mr. Huët was also Executive Vice President and Chief Financial Officer of Bristol-Myers Squibb Company from 2008 to 2009 and as a member of the Executive Board and Chief Financial Officer of Royal Numico N.V. from 2003 to 2007. Prior to that, he worked at Goldman Sachs International. He received a Bachelor of Arts from Dartmouth College and a Master of Business Administration from INSEAD. Mr. Huët provides strong executive, consumer and financial expertise to our board of directors and valuable experience gained from previous and current board service.

B. Compensation
Board of Director Compensation
Other than Mr. Reiss, whose compensation is included with that of our other named executive officers, only Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts received compensation for their service on our board of directors during fiscal 2019. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts in fiscal 2019:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
John Davison	100,000	71,581	171,581
Stephen Gunn	87,500	97,610	185,110
Jean-Marc Huët	131,974(2)	97,610	229,584
Maureen Chiquet	114,940(3)	52,059	166,999
Jodi Butts	87,500	32,537	120,037

(1)
Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts in fiscal 2019. The value was determined in accordance with IFRS 2 “Share-based Payment”.

(2)
Compensation paid in Euros converted at an exchange rate of €1.00 to $1.51, which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.

(3)
Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.31, which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.

As compensation for service on our board of directors, the company pays each of Messrs. Gunn and Davison and Ms. Butts fees of $75,000 per year, Mr. Huët fees of €75,000 per year, and Ms. Chiquet fees of US$75,000 per year. In addition, non-employee directors, other than representatives of Bain Capital, who serve as members of committees of our board of directors are paid an additional $12,500 per year (Mr. Huët - €12,500 and Ms. Chiquet - US$12,500) for their committee service and Mr. Davison is paid an additional $12,500 per year for his service as the Chair of the Audit Committee.
On June 26, 2018, Mr. Davison was granted an award of 2,761 options to purchase our subordinate voting shares (“Options”), Mr. Gunn and Mr. Huët were each granted an award of 3,765 Options, Ms. Chiquet was granted an award of 2,008 Options and Ms. Butts was granted an award of 1,255 Options. The Options granted to our non-employee directors on June 26, 2018 have an exercise price of $83.53 per share and expire on June 26, 2028.

Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our executive compensation framework, which consisted of the following elements for fiscal 2019: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.
Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our President and Chief Executive Officer, Dani Reiss; our Executive Vice President and Chief Financial Officer, Jonathan Sinclair; our former Chief Financial Officer, John Black; and our three most highly compensated executive officers (other than Messrs. Reiss, Sinclair and Black) who were serving as executive officers on the last day of fiscal 2019. They are Lee Turlington, our Chief Product Officer; John Moran, our Executive Vice President, Manufacturing and Supply Chain; and Pat Sherlock, our President of Canada Goose International AG. Messrs. Reiss, Sinclair, Black, Turlington, Moran and Sherlock are referred to collectively in this Annual Report as our named executive officers.
The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers during fiscal 2019:

Name and principal position	Salary ($)	Bonus ($)(1)	Stock awards ($)(2)	Option awards ($)(3)	Non-equity incentive plan compensation ($)(4)	All other compensation ($)(5)	Total compensation ($)
Dani Reiss, President and Chief Executive Officer	1,239,231	—	—	1,874,342	1,910,640	38,599	5,062,812
Jonathan Sinclair, Executive Vice President, Chief Financial Officer (6)	599,231	602,022	825,062	917,662	—	461,808	3,405,785
John Black, Chief Financial Officer (7)	240,908	91,500	—	—	—	14,839	347,247
Lee Turlington, Chief Product Officer(8)	495,131	247,594	—	—	—	281,349	1,024,074
John Moran, Executive Vice President, Manufacturing and Supply Chain	359,808	213,220	—	218,682	—	18,986	810,696
Pat Sherlock, President, Canada Goose International AG	402,649	186,248	—	—	—	246,913	835,810

(1)	Amounts shown reflect the bonuses earned by our named executive officers, other than Mr. Reiss, in respect of fiscal 2019. Amount shown for Mr. Sinclair includes a signing bonus paid in fiscal 2019.

(2)	Amount shown reflects the grant date fair value of a restricted share unit award granted to Mr. Sinclair in fiscal 2019. The value was determined in accordance with IFRS 2 “Share-based Payment”.

(3)	Amounts shown reflect the grant date fair value of Options granted to Messrs. Reiss, Sinclair and Moran in fiscal 2019. The values were determined in accordance with IFRS 2 “Share-based Payment”.

(4)	Amount shown reflects the bonus earned by Mr. Reiss in respect of fiscal 2019.

(5)
Amount shown for each executive officer includes company-paid personal insurance premiums. Amount shown for Mr. Reiss includes complimentary jackets to which he was entitled in fiscal 2019 ($27,846) and supplemental health coverage. Amount shown for Mr. Sinclair includes his housing allowance ($119,420) a relocation allowance ($36,000), relocation reimbursements ($93,316), each as described below under “Agreements with our Named Executive Officers”, a tax gross-up related to such allowances and reimbursements ($204,782), complimentary jackets to which he was entitled in fiscal 2019 and supplemental health coverage. Amount shown for Mr. Black includes complimentary jackets to which he was entitled in fiscal 2019, company contributions to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. (referred to as the DPSP) as described below under “Retirement Plans” and supplemental health coverage. Amount shown for Mr. Turlington includes his housing and car allowance ($113,400), described below under “Agreements with our Named Executive Officers”, a tax gross up related to such allowance ($142,403) and complimentary jackets to which he was entitled in fiscal 2019. Amount shown for Mr. Moran includes complimentary jackets to which he was entitled in fiscal 2019, company contributions to the DPSP and supplemental health coverage. Amount shown for Mr. Sherlock includes complimentary jackets to which he was entitled in fiscal 2019, company contributions to the DPSP, supplemental health coverage, as well as his housing allowance ($42,593), reimbursement of school fees for his children ($60,962), a personal travel allowance ($25,708) and a tax gross-up related to such amounts ($100,889), each as described below under “Agreements with our Named Executive Officers”.

(6)
Mr. Sinclair joined the company as Executive Vice President on June 18, 2019 and was appointed Chief Financial Officer on June 26, 2018, upon Mr. Black’s transition from Chief Financial Officer to Strategic Advisor.

(7)	Mr. Black served as the company’s Chief Financial Officer until June 26, 2018. He then served as Strategic Advisor to the company until his retirement on December 31, 2018.

(8)	Bonus paid in U.S. dollars converted for the purposes of this table at an exchange rate of US$1.00 to $1.34.

(9)
Compensation includes $132,127 earned while serving as Senior Vice President, Global Wholesale in Canada from March 1, 2018 to July 31, 2018 and $270,522 earned while serving as President, Canada Goose International AG from August 1, 2019 to March 31, 2019 (the $270,522 was paid in Swiss francs at an exchange rate of CHF1.00 to $1.33, the Bank of Canada average rate between August 1, 2018 and March 31, 2019). Amounts under “All other compensation” paid in Swiss francs at the same exchange rate of CHF1.00 to $1.33. Bonus paid in Swiss francs converted for the purposes of this table at an exchange rate of CHF1.00 to $1.35, the Bank of Canada exchange rate on March 31, 2019.
Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels reflect the executive’s title, experience, level of responsibility, and performance. Messrs. Reiss, Black, Turlington, Moran and Sherlock received base salary increases in fiscal 2019, effective as of April 1, 2018. Mr. Reiss’s base salary increased to $1,200,000, Mr. Black’s base salary increased to $305,000, Mr. Turlington’s base salary increased to US$361,640, Mr. Moran’s base salary increased to $350,000 and Mr. Sherlock’s base salary increased to $260,100. Upon his promotion to President of Canada Goose International AG on August 7, 2018, Mr. Sherlock’s base salary increased to CHF 312,421.
Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the company. Fiscal 2019 bonuses earned by Messrs. Reiss, Sinclair, Black, Turlington, Moran and Sherlock are reflected in the compensation table above.
For fiscal 2019, Mr. Reiss was eligible to earn a target annual bonus equal to 100% of his base salary, based on the achievement of pre-established fiscal 2019 EBIT targets. Target EBIT was approved by our board of directors at the beginning of fiscal 2019 in connection with the annual budgeting process, with payout of Mr. Reiss’s bonus being earned at 100% upon achievement of EBIT of 100% of target. No portion of Mr. Reiss’s bonus was eligible to be earned if EBIT was determined to have been achieved at 85% or less below target. Achievement of EBIT between 85% of target and less than 100% of target would have resulted in Mr. Reiss’s bonus being earned on a straight-line basis between 0% and 100%. Achievement of EBIT above 100% of target would have resulted in the EBIT component of Mr. Reiss’s bonus being earned at 100% of target plus 4.4% of target for each 1% over target EBIT. Our board of directors determined that Mr. Reiss earned a fiscal 2019 bonus of 159.22% of target based on a deemed achievement of 2019 EBIT.
Messrs. Sinclair, Black, Turlington, Moran and Sherlock were eligible to earn annual bonuses for fiscal 2019 under a broad-based annual bonus plan for salaried employees targeted at 45% (Mr. Sinclair) and 40% (Messrs. Black, Turlington, Moran and Sherlock), respectively, of base salary. Bonuses were eligible to be earned under the plan based on the achievement of pre-established EBIT targets and a participant’s individual performance review for fiscal 2019. Target EBIT for purposes of our fiscal 2019 annual bonus plan was determined the same as for Mr. Reiss. No bonuses were eligible to be paid under the plan for achievement of EBIT at less than 80% of target or an individual performance rating of “needs immediate improvement”. Upon achievement of EBIT of at least 80% of target, a participant could receive an annual bonus depending on an individual performance rating of “exceptional,” “leading,” “tracking,” or “inconsistent,” with ranges of bonuses as a percentage of target eligible to be earned at each performance rating. Achievement of EBIT between 80% of target and less than 100% of target would have resulted in a participant’s bonus being earned on a straight-line basis between 0% and 100%. At a “leading” rating, achievement of EBIT above 100% of target would have resulted in the EBIT component of a participant’s bonus being earned at 100% of target plus 2% of target for each 1% over target EBIT. At an “exceptional” rating, achievement of EBIT above 100% of target would have resulted in the EBIT component of a participant’s bonus being earned at 100% of target plus 2% of target for each 1% over target

EBIT multiplied by a factor of 1.2. Messrs. Sinclair, Black, Turlington, Moran and Sherlock were determined to earn fiscal 2019 bonuses each equal to 152.3% (prorated), 100.0% (prorated), 126.9%, 152.3% and 126.9% of target, respectively.
Executive Employment Agreements
We have entered into an employment agreement with each of our named executive officers. The terms of the agreements are as follows.
Compensation and Bonus Opportunities
Under his amended and restated employment agreement, effective March 9, 2017, Mr. Reiss is entitled to an annual base salary of $1,000,000, subject to annual review and increase by our board of directors, and which has subsequently increased as described above under “Base Salary”. Mr. Reiss is also eligible for an annual incentive bonus, which under his employment agreement is targeted at 75% of his annual base salary, and which has subsequently increased to 100% of his annual base salary. The employment agreement also provides for an annual equity grant to Mr. Reiss under our long-term equity incentive plan.
Under his employment agreement, effective February 6, 2018, Mr. Sinclair is entitled to an annual base salary of $760,000, subject to annual review. Mr. Sinclair is also eligible for an annual incentive bonus targeted at 45% of his annual base salary. The employment agreement also provided for a signing bonus of up to $450,000 (or $225,000 if his employment commenced after June 18, 2018), reduced by any bonus payments he received from his prior employer in March and June 2018. Mr. Sinclair was paid a signing bonus of $192,578. If Mr. Sinclair terminates his employment with us (other than for good reason) or we terminate his employment for cause on or before June 18, 2019, he will be required to repay his signing bonus. Mr. Sinclair’s employment agreement also provides for an annual equity grant to Mr. Sinclair under our long-term equity incentive plan, initially equal to 80% of his annual base salary. The employment agreement further provides for reimbursement of up to $50,000 for relocation expenses (which was subsequently increased to $95,000), a relocation allowance of $10,000 (which was subsequently increased to $36,000), and a monthly housing allowance of $13,000 for 36 months following Mr. Sinclair’s commencement of employment, each grossed up for applicable taxes, as well as reimbursement of one pair of business-class tickets between Toronto and the UK within one year of Mr. Sinclair’s commencement of employment. Canada Goose will also cover the costs of a Canadian work permit for Mr. Sinclair and his spouse, including legal advice as necessary, and tax preparation services for two tax years following Mr. Sinclair’s commencement of employment.
Under his employment agreement, effective June 26, 2013 and amended as of July 8, 2013, Mr. Black is entitled to an annual base salary of $250,000, subject to annual review, which has subsequently increased as described above under “Base Salary”. Mr. Black is also eligible for an annual incentive bonus targeted at 25% of his annual base salary, which has subsequently increased to 40% of his annual base salary. In connection with Mr. Black’s retirement, we entered into an agreement as of June 4, 2018, which provides that he is eligible for an annual incentive bonus for fiscal 2019 on a prorated basis and confirms that the remainder of his previously granted option awards would continue to vest in accordance with their terms.
Under his employment agreement, effective March 16, 2016, and amended as of January 16, 2019, Mr. Turlington is entitled to an annual base salary of US$350,000, subject to annual review and increase, which has subsequently increased as described above under “Base Salary”. Mr.

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
Under his employment agreement, effective October 3, 2014 and amended January 10, 2017, Mr. Moran is entitled to an annual base salary of $250,000, subject to annual review, which has subsequently increased as described above under “Base Salary”. Mr. Moran is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 35% of his annual base salary, which has subsequently increased to 40% of his annual base salary.
Under his employment agreement, effective on or around August 1, 2018, Mr. Sherlock is entitled to an annual base salary of CHF 312,421. Mr. Sherlock is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary. In connection with Mr. Sherlock’s assignment in Switzerland, Mr. Sherlock’s employment agreement further provides for a monthly housing allowance of CHF 4,000, a goods and services allowance of CHF 4,200, monthly car rental or leasing reimbursement of up to CHF 1,065, reimbursement of up to CHF 23,000 for relocation expenses from Canada to Switzerland, as well as reimbursement for relocation expenses back to Canada at the end of Mr. Sherlock’s assignment, reimbursement of school fees and associated costs for Mr. Sherlock’s children of up to CHF 5,725 per month, supplemental medical coverage, reimbursement of four premium economy plane tickets between Canada and Switzerland up to twice per year, and reimbursement of all reasonable expenses related to the preparation of his Canadian and Swiss tax returns, with each such payment or benefit grossed up for applicable taxes. In addition, Mr. Sherlock was entitled to payment of the following one-time expenses: $6,000 in respect of a loss on the sale of Mr. Sherlock’s vehicle in connection with his relocation, reimbursement of immigration expenses, reimbursement of expenses relating to setting up banking arrangements in Switzerland and a spousal support payment of CHF 5,000, each grossed up for applicable taxes. Mr. Sherlock’s employment agreement further entitles him to tax equalization payments designed to maintain a tax burden comparable to that of a similarly situated employee in Canada, as well as reimbursement for any Canadian taxes incurred as a direct result of Mr. Sherlock’s assignment in Switzerland.
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
If Mr. Sinclair’s employment were terminated by us without cause, he would be entitled to base salary continuation for one year, as well as continued participation in our benefit plans for one year. In addition, if Mr. Sinclair’s employment were terminated by us without cause within the first two years of his employment, or if Mr. Sinclair dies or becomes permanently disabled during that time, he or his estate, as applicable, would be entitled to reimbursement of up to $20,000 for relocation expenses back to London, UK.
If Mr. Black’s employment had been terminated by us without cause, he would be entitled to notice or pay in lieu of notice and benefits continuation for nine months. As previously announced, Mr. Black retired from his position as Chief Financial Officer during fiscal 2019.
If Mr. Turlington’s employment were terminated by us without cause, he would be entitled to base salary continuation for one year, as well as continuation of his insured benefits (other than disability coverage and global medical coverage) for one year. In addition, he would be entitled to receive a bonus in respect of the fiscal year in which he receives notice of termination, pro-rated for the number of whole or partial months that he is employed by us during that fiscal year up until the date on which he receives notice of termination, so long as all bonus criteria are otherwise met by him and by Canada Goose. If Mr. Turlington’s employment with us is terminated by us without cause during fiscal 2020, and Mr. Turlington is eligible for a fiscal 2020 annual bonus of less than $100,000, Canada Goose may, in its sole discretion, increase his bonus to $100,000 in recognition of an orderly transition of Mr. Turlington’s position to a new individual. If Mr. Turlington’s employment with us terminates during the 2019 calendar year, he is entitled to reimbursement of 50% of his residential lease expense for the period of time after which Mr. Turlington ceases to be employed by us, or after which Mr. Turlington ceases to be paid compensation in lieu of service through December 31, 2019.
If Mr. Moran’s employment were terminated by us without cause, he would be entitled to six months’ notice or pay in lieu of notice and benefits continuation for six months.
If Mr. Sherlock’s employment were terminated by us without cause, he would be entitled to six months’ notice.
Equity-Based Compensation
Messrs. Reiss, Sinclair and Moran were our only named executive officers granted equity awards in fiscal 2019. On June 26, 2018, each of Messrs. Reiss, Sinclair and Moran was granted 72,297, 35,396 and 8,435 Options, respectively. One-quarter of Messrs. Reiss, Sinclair and Moran’s awards will vest on June 26, 2019 and one-quarter of each award will vest on each of June 26, 2020, June 26, 2021 and June 26, 2022, subject to the executive’s continued employment with us.
On July 5, 2018, Mr. Sinclair was granted 10,650 restricted share units in respect of our subordinate voting shares. Mr. Sinclair’s award was originally scheduled to vest in three equal tranches on July 5, 2019, July 5, 2020 and July 5, 2021. The Board subsequently authorized a modification of the vesting terms pertaining to the tranche scheduled to vest on July 5, 2019 (the “2019 Tranche”), subject to any applicable regulatory or stock exchange approval, so that the 2019 Tranche will vest on the first business day following the expiration of the blackout period relating to the release of financial results for fiscal 2019. Such modification generally results in a slight acceleration of vesting for the 2019 Tranche, and was authorized to better align vesting and settlement with corporate actions and decisions made at fiscal year end in connection with the release of financial results for fiscal 2019.

The following table sets forth information regarding equity awards held by our named executive officers as of March 31, 2019:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested ($)	Market value of shares of stock that have not vested ($)
Dani Reiss(1)	26,316	78,947	—	30.73	6/1/2027	—	—
	—	72,297	—	83.53	6/26/2028	—	—
Jonathan Sinclair(2)(3)	—	35,396	—	83.53	6/26/2028	—	—
	—	—	—	—	—	10,650	683,517
John Black(4)	—	—	—	—	—	—	—
Lee Turlington(5)	56,394	—	84,591	4.62	4/1/2026	—	—
John Moran(6)	6,420	44,445	—	1.79	11/1/2024	—	—
	—	8,435	—	83.53	6/26/2028	—	—
Pat Sherlock(7)	—	22,827	—	0.02	4/17/2024	—	—
	30,142	44,447	—	1.79	4/1/2025	—	—

(1)
Mr. Reiss was granted 105,263 Options on June 1, 2017 and 72,297 Options on June 26, 2018. His Options are subject to time-based vesting of 25% on each of the first, second, third and fourth anniversaries of the respective grant dates.

(2)	Mr. Sinclair was granted 35,396 Options on June 26, 2018. His Options are subject to time-based vesting of 25% on each of the first, second, third and fourth anniversaries of the grant date.

(3)
Mr. Sinclair was granted 10,650 restricted share units on July 5, 2018. His restricted share units are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sinclair’s restricted share units was calculated by multiplying the number of restricted share units subject to his award by $64.18 which was the closing price of our subordinate voting shares on the TSX on March 29, 2019, the last trading day of fiscal 2019.

(4)	Mr. Black retired as Chief Financial Officer of the company on December 31, 2018. As of March 31, 2019, he had fully exercised all options.

(5)
Mr. Turlington was granted 192,664 options to purchase Class B Common Shares and 288,998 options to purchase Class A Preferred Shares on April 1, 2016, which options were exchanged for 253,773 Options in connection with a recapitalization of the company’s authorized and outstanding share capital on December 2, 2016 (the “Recapitalization”). His Options are subject to both time-based and performance-based vesting, with one-third of his Options becoming eligible to vest on each of the first, second and third anniversary of the grant date, provided that the performance milestones described in the award agreement are met prior to the applicable vesting date. The performance milestones include specific product development and organization goals and, as of March 31, 2019, the performance milestones applicable to all of Mr. Turlington’s options had been achieved. The vesting of Mr. Turlington’s Options will accelerate in full upon a change of control.

(6)
Mr. Moran was granted 168,712 options to purchase Class B Common Shares and 253,067 options to purchase Class A Junior Preferred Shares on November 1, 2014, which options were exchanged for 222,222 Options in connection with the Recapitalization. One third of his Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Moran Time-Based Options”). The remaining two-thirds of his Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Moran Performance-Based Options”). The Moran Performance-Based Options are subject to the same time-based vesting schedule as the Moran Time-Based Options and, as of March 31, 2019, the performance metrics applicable to the Moran Performance-Based Options had been achieved. The Moran Time-Based Options and the time-vesting component of the Moran Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control. Mr. Moran was also granted 8,435 Options on June 26, 2018. His Options are subject to time-based vesting of 25% on each of the first, second, third and fourth anniversaries of the grant date.

(7)
Mr. Sherlock was granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 17, 2014, which options were exchanged for 114,125 Options in connection with the Recapitalization. Mr. Sherlock was also granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 1, 2015, which options were exchanged for 111,110 Options in connection with the Recapitalization. One third of his Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Sherlock Time-Based Options”). The remaining two-thirds of his Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Sherlock Performance-Based Options”). The Sherlock Performance-Based Options are subject to the same time-based vesting schedule as the Sherlock Time-Based Options and, as of March 31, 2019, the performance metrics applicable to the Sherlock Performance-Based Options had been achieved. The Sherlock Time-Based Options and the time-vesting component of the Sherlock Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.

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

Retirement Plans
In fiscal 2019, Messrs. Black, Moran and Sherlock participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. Salaried employees in Toronto (including Messrs. Reiss, Sinclair, Black, Turlington, Moran and Sherlock) may defer a portion of their annual earnings into the RSP and may make additional voluntary contributions. We will match any such employee contributions, other than those of Mr. Reiss, by making a contribution to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. (referred to as the DPSP), a broad-based defined contribution plan offered to all of our full-time salaried employees. The match is equal to 100% of a participant’s contributions to the RSP up to 3% of the participant’s annual base salary. In fiscal 2019, we made contributions to the DPSP on behalf of Messrs. Black, Moran and Sherlock, but did not otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our named executive officers. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
C. Board Practices
Composition of our Board of Directors
Under our articles, our board of directors consists of a number of directors as determined from time to time by the directors. Our board of directors is comprised of eight directors. Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2⁄3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.
Director Term Limits and Other Mechanisms of Board Renewal
Our board of directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and governance committee of our board of directors develop appropriate qualifications and criteria for our board of directors as a whole and for individual directors. In accordance with its mandate, the nominating and governance committee oversees a process for the assessment of our board of directors, each committee and individual director regarding his, her or its effectiveness and contribution, and also reports evaluation results to our board of directors at least annually. It is further the responsibility of the nominating and governance committee to develop a succession plan for the board of directors, including maintaining a list of qualified candidates for director positions. The company is not in the practice of providing any severance benefits to directors upon termination of service.

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
Compensation Committee
Our compensation committee is composed of Mr. Bekenstein, Mr. Cotton and Ms. Chiquet, with Mr. Bekenstein serving as chairperson of the committee. Its primary purpose, with respect to compensation, is to assist our board of directors in fulfilling its oversight responsibilities and to make recommendations to our board of directors with respect to the compensation of our directors and executive officers.
Nominating and Governance Committee
Our nominating and governance committee is composed of Mr. Bekenstein, Mr. Cotton, Mr. Reiss, and Ms. Butts, with Mr. Cotton serving as chairperson of the committee. The nominating and governance committee’s primary responsibilities are to develop and recommend to the board of directors criteria for board and committee membership and recommend to the board of directors the persons to be nominated for election as directors and to each of the committees of the board of directors. The nominating and governance committee also reviews and makes recommendations in respect of the company’s corporate governance principles and practices and associated disclosure.
D. Employees
As of March 31, 2019, 2018 and 2017, we had 3,932, 2,656, and 1,716 employees, including both full-time and part-time employees. The number of employees by function as of the end of the period for our fiscal years ended March 31, 2019, 2018 and 2017 was as follows:

	2019	2018	2017
By Function:
Canadian manufacturing	3,104	2,043	1,340
Selling and retail	360	267	107
Corporate head office	468	346	269
Total	3,932	2,656	1,716

The increase in the number of manufacturing employees in fiscal 2019 was primarily as a result of hiring employees in our new Greater Montreal and Winnipeg production facilities which opened in July 2018 and March 2019, respectively, as well as incremental growth at certain of our other production facilities during the year. The increase in selling and retail employees in fiscal 2019 was primarily due to the opening of our new retail stores in Montreal, Vancouver, Short Hills (New Jersey), Hong Kong and Beijing. We also had a greater number of employees at our corporate head office in fiscal 2019 to support the continued growth of the business.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of May 24, 2019, by:

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
The percentage of voting shares beneficially owned is computed on the basis of 59,151,443 subordinate voting shares and 51,004,076 multiple voting shares outstanding as of May 24, 2019.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
Bain Capital Entity (1)	—	—	30,873,742	60.5%
Dani Reiss (2)	70,706	*	20,130,334	39.5%
FIL Limited (3)	6,746,264	11.4%	—	—
Lord Abbett & Co. LLC (4)	3,159,315	5.3%	—	—
T. Rowe Price Associates, Inc. (5)	6,020,984	10.1%	—	—
Artisan (6)	4,226,167	7.1%	—	—
Ameriprise Financial, Inc. (7)	3,875,181	6.5%	—	—
Columbia Management (7)	3,853,691	6.5%	—	—
FMR LLC (8)	3,160,381	5.3%	—	—
Named executive officers and directors:
Joshua Bekenstein (9)	—	—	—	—
Jodi Butts	6,250	*	—	—
Maureen Chiquet	11,146	*	—	—
Ryan Cotton (9)	—	—	—	—
Stephen Gunn	52,562	*	—	—
Jean-Marc Huët	38,162	*	—	—
John Davison	16,480	*	—	—
Jonathan Sinclair	12,399	*	—	—
John Black (10)	148,365	*	—	—
Lee Turlington	140,985	*	—	—
Pat Sherlock	75,192	*	—	—
John Moran	8,528	*	—	—
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

(2)	Includes shares registered in the name of DTR LLC, DTR (CG) Limited Partnership and DTR (CG) II Limited Partnership, which are entities indirectly controlled by Dani Reiss.

(3)	Based on information obtained from Schedule 13G filed by FIL Limited and its affiliates (“FIL”) on February 13, 2019. Includes shares of Fidelity Canadian Growth Company

Fund. According to that report, FIL possesses sole power to vote or to direct the voting of 6,619,610 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 6,746,264 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FIL’s business address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda HM19.

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

(5)
Based on information obtained from Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") on February 11, 2019. According to that report, Price Associates possesses sole power to vote or to direct the voting of 2,643,792 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 6,020,984 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, Price Associates’ business address is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6)
Based on information obtained from Schedule 13G filed by Artisan Partners Limited Partnership and its affiliates (“Artisan”) on February 7, 2019. According to that report, Artisan possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,723,177 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 4,226,167 of such shares. In addition, according to that report, Artisan’s business address is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(7)
Based on information obtained from Schedule 13G filed by Ameriprise Financial, Inc. (“Ameriprise”) and Columbia Management Investment Advisers, LLC (“Columbia Management”) on February 14, 2019. According to that report, Ameriprise possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,453,751 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 3,875,181 of such shares. Also according to that report, Columbia Management possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,433,102 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 3,853,691 of such shares. In addition, according to that report, Ameriprise’s business address is 145 Ameriprise Financial Center, Minneapolis, MN 55474 and Columbia Management’s business address is 225 Franklin St., Boston, MA 02110.

(8)	Based on information obtained from Schedule 13G filed by FMR LLC and its affiliates (“FMR”) on February 13, 2019. According to that report, FMR possesses sole power to vote or to direct the voting of 1,077,763 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 3,160,381 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FMR’s business address is 245 Summer St., Boston, MA 02210.

(9)
Does not include shares held by the Bain Capital Entity. Each of Messrs. Cotton and Bekenstein is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. The address for Messrs. Cotton and Bekenstein is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(10)	Based on beneficial ownership as of December 31, 2018, the date of Mr. Black’s retirement.
Significant Changes in Ownership
Initial Public Offering
Prior to our initial public offering in March 2017, DTR LLC, an entity indirectly controlled by Dani Reiss owned 30% of our shares. In connection with our initial public offering, DTR LLC sold 5,007,554 subordinate voting shares, and transferred a certain portion of subordinate voting shares to DTR (CG) Limited Partnership and DTR (CG) II Limited Partnership, entities indirectly controlled by Dani Reiss, resulting in collective ownership of 24% of our total issued and outstanding shares.
Prior to our initial public offering in March 2017, the Bain Capital Entity owned 70% of our shares. In connection with our initial public offering, the Bain Capital Entity sold 11,684,292 subordinate voting shares, resulting in ownership of 55% of our total issued and outstanding shares.
July 2017 Secondary Offering
Prior to our secondary offering in July 2017 (the “July 2017 Secondary Offering”), DTR LLC DTR (CG) Limited Partnership and DTR (CG) II Limited Partnership collectively owned 23.4% of our shares. In connection with the July 2017 Secondary Offering, DTR LLC sold 1,862,112 subordinate voting shares, resulting in ownership of 21.7% of our total issued and outstanding shares.
Prior to the July Secondary Offering, the Bain Capital Entity owned 54.6% of our total issued and outstanding shares. In connection with the July 2017 Secondary Offering, the Bain Capital Entity sold 8,451,212 subordinate voting shares, resulting in ownership of approximately 44.7% of our total issued and outstanding shares.
June 2018 Secondary Offering
Prior to our secondary offering in June 2018 (the “June 2018 Secondary Offering”), DTR LLC, DTR (CG) Limited Partnership and DTR (CG) II Limited Partnership collectively owned 21.2% of our shares. In connection with the June 2018 Secondary Offering, DTR LLC sold 1,500,000 subordinate voting shares, resulting in ownership of 19.9% of our total issued and outstanding shares.
Prior to the June 2018 Secondary Offering, the Bain Capital Entity owned 43.9% of our total issued and outstanding shares. In connection with the June 2018 Secondary Offering, the Bain Capital Entity sold 7,287,836 subordinate voting shares, resulting in ownership of approximately 36.2% of our total issued and outstanding shares.

November 2018 Secondary Offering
Prior to our secondary offering in November 2018 (the “November 2018 Secondary Offering”), DTR LLC, DTR (CG) Limited Partnership and DTR (CG) II Limited Partnership collectively owned 19.7% of our shares. In connection with the November 2018 Secondary Offering, DTR LLC sold 1,500,000 subordinate voting shares, resulting in ownership of 18.3% of our total issued and outstanding shares.
Prior to the November 2018 Secondary Offering, the Bain Capital Entity owned 35.9% of our total issued and outstanding shares. In connection with the November 2018 Secondary Offering, the Bain Capital Entity sold 8,490,000 subordinate voting shares, resulting in ownership of approximately 28.1% of our total issued and outstanding shares.
Voting Rights
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares held in the United States (and outside the United States) are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote.
U.S. Shareholders. On March 31, 2019, we had 4 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 20,172,177 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.
Controlled Company
We are currently controlled by Bain Capital. As of March 31, 2019, Bain Capital indirectly beneficially owns approximately 60.5% of our outstanding multiple voting shares, or approximately 54.2% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
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
Management Agreement
In connection with the Acquisition, on December 9, 2013 we entered into a Management Agreement with certain affiliates of Bain Capital, L.P., (the “Manager”) for a term of five years, pursuant to which the Manager provides us with certain business consulting services. In exchange for these services, we paid the Manager a quarterly fee equal to four-tenths of one percent (0.4%) of our total revenue generated during the calendar quarter beginning six months prior to such payment date, not to exceed $2 million per year. In addition, the Manager was entitled to a transaction fee in connection with any financing, acquisition, disposition or change of control transaction. The fees paid for these services, including transaction fees in connection with the Acquisition, were $10.3 million for fiscal 2017. We also reimbursed the Manager for out-of-pocket expenses incurred in connection with the provision of the services. The Management Agreement included customary exculpation and indemnification provisions in favor of the Manager and its affiliates. The Management Agreement terminated pursuant to its terms upon the consummation of our IPO, at which time we paid the Manager a lump sum amount of $9.6 million. The indemnification and exculpation provisions in favor of the Manager survived such termination.
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
Other Related Party Transactions
During fiscal 2019, the Company contributed approximately $1.0 million to Polar Bears International (PBI), a charitable organization for which our President and Chief Executive Officer, Dani Reiss, serves as a board member. The company also paid the Baffin vendor and related entities, which continue to be controlled by Paul Hubner, a member of management of the Company, approximately $0.6 million for lease costs associated with the Baffin manufacturing facility and other operating costs, as well as approximately $3.0 million for purchases of inventory during fiscal 2019.
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
Our board of directors does not currently intend to pay dividends on our subordinate voting shares or multiple voting shares. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Currently, the provisions of our senior secured credit facilities place certain limitations on the amount of cash dividends that our main operating subsidiary can pay.
B. Significant Changes
We have not experienced any significant changes since the date of our Annual Financial Statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING
Not applicable except for Item 9.A.4 and Item 9.C.
Our subordinate voting shares have been listed on both the New York Stock Exchange and the Toronto Stock Exchange since March 16, 2017 under the symbol “GOOS.”
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following is a summary of certain important provisions of our articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.

Stated Objects or Purposes
Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.
Directors
Power to vote on matters in which a director is materially interested. Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated to us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.
A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.
Directors’ power to determine the remuneration of directors. The remuneration of our directors, if any, may be determined by our directors subject to our articles. The remuneration may be in addition to any salary or other remuneration paid to any of our employees (including executive officers) who are also directors.
Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.
Issuance of Additional Multiple Voting Shares
The rules of the TSX generally prohibit us from issuing additional multiple voting shares, however there may be certain circumstances where additional multiple voting shares may be issued, including upon receiving shareholder approval. Notably, approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the subordinate voting shares and the multiple voting shares.
Subdivision or Consolidation
No subdivision or consolidation of the subordinate voting shares or the multiple voting shares may be carried out unless, at the same time, the multiple voting shares or the subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.
Certain Amendments and Change of Control
In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our articles from time to time in effect,

but subject to the provisions of our articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of our shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to our articles that provide that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.
Pursuant to our articles, holders of subordinate voting shares and multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our subordinate voting shares and multiple voting shares, each voting separately as a class.
Our articles do not otherwise contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.
Shareholder Meetings
Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.
A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days and no more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer in most circumstances. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.
A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the issued shares plus at least a majority of multiple voting shares entitled to be voted at the meeting are present in person or represented by proxy. If a quorum is not present at the opening of any meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting was requisitioned by shareholders, in which case the meeting is dissolved.
Holders of our subordinate voting shares and multiple voting shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class are entitled to vote. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Shareholder Proposals and Advance Notice Procedures
Under the BCBCA, qualified shareholders holding at least one percent (1%) of our issued voting shares may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal.
We have included certain advance notice provisions with respect to the election of our directors in our articles (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.
Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.
These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of our outstanding voting securities.
Take-Over Bid Protection
Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares upon completion of this offering will enter into a customary coattail agreement with us and a trustee (the “Coattail Agreement”). The Coattail Agreement will contain provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.
The undertakings in the Coattail Agreement will not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:

(a)	offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;

(b)
provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(c)	has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no shares are purchased pursuant to the offer for multiple voting shares; and

(d)	is in all other material respects identical to the offer for multiple voting shares.
In addition, the Coattail Agreement will not prevent the transfer of multiple voting shares to Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.
Under the Coattail Agreement, any sale of multiple voting shares by a holder of multiple voting shares party to the Coattail Agreement will be conditional upon the transferee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our articles.
The Coattail Agreement will contain provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action will be conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.
Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement will provide that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their affiliates and related parties and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby.
No provision of the Coattail Agreement will limit the rights of any holders of subordinate voting shares under applicable law.
Forum Selection
We have included a forum selection provision in our articles that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.
Limitation of Liability and Indemnification
Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.
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
On August 15, 2017, the company entered into an amendment (the “2017 Revolving Facility Amendment”) to the Revolving Facility. The 2017 Revolving Facility Amendment increased the commitments to $200.0 million with a seasonal increase of up to $250.0 million from June 1 through November 30 (“peak season”).
On May 10, 2019, the company entered into a further amendment (the “2019 Revolving Facility Amendment”) to the Revolving Facility. The 2019 Revolving Facility Amendment increased the aggregate credit commitments to $300.0 million with a seasonal increase of up to $350.0 million during peak season and extended the credit maturity date to the earlier of June 3, 2024 and the date that is six months prior to the maturity date of the Term Loan Facility.
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
On August 15, 2017, the company entered into an amendment (the “2017 Term Loan Amendment”) to the Term Loan Facility. The 2017 Term Loan Amendment was executed in connection with the syndication of the outstanding term loans by the existing term loan lenders and, among other things: (i) added a provision whereby the company would be required to pay a 1% prepayment premium on any prepayment of the term loans made in connection with a “Repricing

Transaction” (as defined in the 2017 Term Loan Amendment) or in connection with an amendment that constitutes a Repricing Transaction, in each case, within six months from August 15, 2017 and (ii) reset the “most-favored nation” protection in favor of the term loan lenders in the incremental facilities provisions of the Term Loan Facility, whereby if the company were to issue additional term loans under such incremental facilities provisions within 18 months from August 15, 2017 and the all-in yield on such additional term loans were to exceed the all-in-yield on the existing term loans by more than 50 basis points, the all-in-yield on such existing term loans would be increased so that the all-in-yield of the additional term loans does not exceed the all-in-yield on the existing term loans by more than 50 basis points.
On May 10, 2019, the company entered into an amendment (the “2019 Term Loan Amendment”) to the Term Loan Facility. The term loans issued in connection with the 2019 Term Loan Amendment (the “2019 Refinancing Term Loans”) were used to refinance in full all of the initial term loans then outstanding under the Term Loan Facility. The interest rates for the 2019 Refinancing Term Loans are LIBOR plus 3.50% for LIBOR Loans and ABR plus 2.50% for ABR Loans. Among other things, the 2019 Term Loan Amendment extended the maturity date for the Term Loan Facility to December 2, 2024.
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
We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
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
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

None.
ITEM 15. CONTROLS AND PROCEDURES
A. – D.
See Item 5. - “Operating and Financial Review and Prospects” - “Management’s Discussion and Analysis of Financial Condition and Results of Operations” - “Disclosure Controls and Procedures”, “Management’s Annual Report on Internal Control over Financial Reporting”, “Remediation Plan and Activities”, and “Changes in Internal Control over Financial Reporting”.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP for certain services rendered to our company during fiscal 2018 and fiscal 2019.

	For the year ended March 31,
CAD $ millions	2019	2018
Audit fees(1)	4.5	2.5
Audit-related fees(2)	0.6	—
Tax fees(3)	1.9	1.4
All other fees(4)	0.2	—
Total	7.2	3.9

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for the audit of our annual financial statements and review of our interim financial statements.

(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.
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

4.14	Canada Goose Holdings Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.15	Canada Goose Holdings Inc. Omnibus Incentive Plan
4.16
Form of Option Agreement under the Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 1, 2017)

4.17
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

4.19	Employment Agreement dated February 6, 2018 by and between Canada Goose Inc. and Jonathan Sinclair.
4.20	Canada Goose Holdings Inc. Employee Share Purchase Plan (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.21
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

Canada Goose Holdings Inc.

By:	/s/ Jonathan Sinclair
Name:	Jonathan Sinclair
Title:	Executive Vice President and Chief Financial Officer
Date: May 29, 2019

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
March 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the "Company") as of March 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2019, and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2019, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 28, 2019

We have served as the Company's auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2019, of the Company and our report dated May 28, 2019, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Baffin Limited, which was acquired on November 1, 2018, and whose financial statements constitute less than 5% and less than 10% of total assets and net assets, respectively, of the consolidated financial statements as of and for the year ended March 31, 2019. Accordingly, our audit did not include the internal control over financial reporting at Baffin Limited.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: Management identified material weaknesses in the Company’s overall control environment due to the aggregate effect of multiple deficiencies in internal controls, which affected two components of the internal control as defined by COSO, namely control activities and, information and communication. Management did not design and maintain effective controls over the following, each of which is a material weakness: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; and (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended March 31, 2019, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 28, 2019

Consolidated Statements of Income and Comprehensive Income
For the years ended March 31
(in millions of Canadian dollars, except per share amounts)

	Notes	2019	2018	2017
		$	$	$
Revenue	6	830.5	591.2	403.8
Cost of sales	10	313.7	243.6	191.7
Gross profit		516.8	347.6	212.1
Selling, general and administrative expenses		302.1	200.1	165.0
Depreciation and amortization	11, 12	18.0	9.4	6.6
Operating income		196.7	138.1	40.5
Net interest and other finance costs	16	14.2	12.9	10.0
Income before income taxes		182.5	125.2	30.5
Income tax expense	7	38.9	29.1	8.9
Net income		143.6	96.1	21.6
Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation		(0.7)	(0.3)	(0.2)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		(1.3)	3.2	(0.4)
Net (loss) gain on derivatives designated as cash flow hedges		(4.6)	0.1	—
Reclassification of net loss (gain) on cash flow hedges to income		3.8	(1.3)	—
Net gain (loss) on derivatives designated as a net investment hedge		3.5	(3.5)	—
Other comprehensive income (loss)		0.7	(1.8)	(0.6)
Comprehensive income		144.3	94.3	21.0
Earnings per share	8
Basic		$1.31	$0.90	$0.22
Diluted		$1.28	$0.86	$0.21
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Financial Position
March 31
(in millions of Canadian dollars)

	Notes	2019	2018
Assets		$	$
Current assets
Cash	23	88.6	95.3
Trade receivables	9	20.4	11.9
Inventories	10	267.3	165.4
Income taxes receivable	7	4.0	5.1
Other current assets	21	32.9	23.3
Total current assets		413.2	301.0
Deferred income taxes	7	12.2	3.0
Property, plant and equipment	11	84.3	60.2
Intangible assets	12	155.6	136.8
Other long-term assets	21	7.0	2.1
Goodwill	13	53.1	45.3
Total assets		725.4	548.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14, 21	110.4	109.6
Provisions	15	8.1	6.3
Income taxes payable	7	18.1	17.7
Total current liabilities		136.6	133.6
Provisions	15	14.7	10.8
Deferred income taxes	7	16.7	13.3
Revolving facility	16	—	—
Term loan	16	145.2	137.1
Other long-term liabilities	16, 21	13.1	10.0
Total liabilities		326.3	304.8
Shareholders’ equity	17	399.1	243.6
Total liabilities and shareholders’ equity		725.4	548.4
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
March 31
(in millions of Canadian dollars)

		Share Capital			Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Notes	Common Shares	Preferred Shares	Total
		$	$	$	$	$	$	$
Balance as at March 31, 2016		3.4	56.8	60.2	57.7	25.5	(0.7)	142.7
Recapitalization transactions:	17
Redemption of Class A senior preferred shares		—	(53.1)	(53.1)	—	—	—	(53.1)
Redemption of Class A junior preferred shares		—	(3.7)	(3.7)	—	(0.4)		(4.1)
Return of capital Class A common shares		(0.7)	—	(0.7)	—	—	—	(0.7)
Redemption of Class B preferred and common shares		—	—	—	(56.9)	(6.7)	—	(63.6)
Public share offering:	17
Net proceeds of issue of subordinate voting shares, after underwriting commission of $5.4 (net of tax of $1.9)		101.9	—	101.9	—	—	—	101.9
Share issue costs, net of tax of $0.5		(1.4)	—	(1.4)	—	—	—	(1.4)
Exercise of stock options	17	0.1	—	0.1	—	—	—	0.1
Net income		—	—	—	—	21.6	—	21.6
Other comprehensive loss		—	—	—	—	—	(0.6)	(0.6)
Recognition of share-based compensation	18	—	—	—	3.3	—	—	3.3
Balance as at March 31, 2017		103.3	—	103.3	4.1	40.0	(1.3)	146.1
Exercise of stock options	17, 18	2.8	—	2.8	(1.6)	—	—	1.2
Net income		—	—	—	—	96.1	—	96.1
Other comprehensive loss		—	—	—	—	—	(1.8)	(1.8)
Recognition of share-based compensation	18	—	—	—	2.0	—	—	2.0
Balance as at March 31, 2018		106.1	—	106.1	4.5	136.1	(3.1)	243.6
Issuance of common shares in business combination	5, 17	1.5	—	1.5	—	—	—	1.5
Exercise of stock options	17, 18	5.0	—	5.0	(1.9)	—	—	3.1
Net income		—	—	—	—	143.6	—	143.6
Other comprehensive income		—	—	—	—	—	0.7	0.7
Recognition of share-based compensation (including tax recovery of $2.8)	18	—	—	—	6.6	—	—	6.6
Balance as at March 31, 2019		112.6	—	112.6	9.2	279.7	(2.4)	399.1
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows
For the years ended March 31
(in millions of Canadian dollars)

	Notes	2019	2018	2017
		$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		143.6	96.1	21.6
Items not affecting cash:
Depreciation and amortization	11, 12	22.7	14.2	8.5
Income tax expense	7	38.9	29.1	8.9
Interest expense		13.7	12.5	11.8
Unrealized foreign exchange loss (gain)		2.7	(8.6)	(0.2)
Write off deferred financing charges on debt repaid	16	—	—	3.9
Revaluation of term loan for change in interest rate	16	—	—	(5.9)
Share-based compensation	18	3.8	2.0	3.3
Loss on disposal of assets		0.2	0.2	0.1
		225.6	145.5	52.0
Changes in non-cash operating items	23	(100.7)	(2.3)	19.9
Income taxes paid		(41.0)	(7.4)	(20.2)
Interest paid		(10.5)	(9.6)	(12.3)
Net cash from operating activities		73.4	126.2	39.4
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	11	(30.3)	(26.1)	(15.8)
Investment in intangible assets	12	(19.0)	(7.7)	(10.5)
Business combination	5	(33.6)	(0.6)	(0.7)
Net cash used in investing activities		(82.9)	(34.4)	(27.0)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayment) borrowings on revolving facility (2017 - net of deferred financing fees of $2.5)	16	—	(8.8)	41.3
Deferred financing fees		—	(0.3)	—
Repayment of credit facility	16	—	—	(55.2)
Recapitalization transactions:
Borrowings on term loan, net of deferred financing fees of $3.3 and original issue discount of $2.2		—	—	212.6
Repayment of subordinated debt		—	—	(85.3)
Redemption of Class A senior preferred shares		—	—	(53.1)
Redemption of Class A junior preferred shares		—	—	(4.1)
Return of capital on Class A common shares		—	—	(0.7)
Redemption of Class B common and preferred shares		—	—	(63.6)
Public share offering:
Net proceeds of issue of subordinate voting shares, after underwriting commission of $7.2		—	—	100.0
Share issue costs paid		—	—	(1.9)
Repayment of revolving facility		—	—	(35.0)
Repayment of term loan		—	—	(65.0)
Exercise of stock options	17	3.1	1.2	0.1
Net cash from (used in) financing activities		3.1	(7.9)	(9.9)
Effects of foreign currency exchange rate changes on cash		(0.3)	1.7	—
(Decrease) increase in cash		(6.7)	85.6	2.5
Cash, beginning of year		95.3	9.7	7.2
Cash, end of year		88.6	95.3	9.7
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Note 1.    The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, jackets, shells, vests, knitwear, footwear, and accessories for fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the consolidated financial statements refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, DTR (CG) Limited Partnership, and DTR (CG) II Limited Partnership (collectively “DTR”), entities indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 46.3% of the total shares outstanding as at March 31, 2019, or 89.6% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 53.7% of the total shares outstanding as at March 31, 2019, or 10.4% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 28, 2019.
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
The significant accounting policies set out below have been applied consistently in the preparation of the consolidated financial statements for all periods presented, with the exception of transitional provisions applied in adopting new accounting standards (note 4).
These consolidated financial statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Basis of consolidation
Subsidiaries are entities controlled by the Company. Control exists when the Company has power over, exposure or rights to variable returns from the Company’s involvement with the entity, and

F-9

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

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
The Direct-to-Consumer business comprises sales through our country-specific e-commerce platforms and Company-owned retail stores located in luxury shopping malls and high street locations.

(b)	Foreign currency translation
Functional and presentation currency
Items included in the consolidated financial statements of the Company’s subsidiaries are measured in the functional currency, which is using the currency of the primary economic environment in which each entity operates.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income in selling, general and administrative expenses, except when included in other comprehensive income for qualifying cash flow and net investment hedges.
Foreign operations
The Company’s foreign operations are principally conducted through Canada Goose US, Inc., Canada Goose International AG,and CG (Shanghai) Trading Co. Ltd.
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

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

(c)	Seasonality
We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our wholesale revenue and operating income for the year during our second and third fiscal quarters and Direct-to-Consumer revenue and operating income in our third and fourth fiscal quarters. Thus, lower-than-expected net revenue in these periods could have an adverse impact on our annual operating results.
Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and, accordingly, typically decrease during the third and fourth quarter of the fiscal year as inventory is sold and trade receivables are converted to cash. After retail stores are opened, operating costs in our Direct-to-Consumer channel are consistent over the year while revenue and related cash collections fluctuate. Borrowings on our revolving facility have historically increased over the first and second quarters and are repaid in the third quarter of the fiscal year. Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to the timing of collection of wholesale trade receivables and revenue in the Direct-to-Consumer channel during that period and increased cash inflows from the peak selling season.

(d)	Revenue recognition
Revenue comprises of the consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when specific criteria for transfer of control to the customer have been met for each of the Company’s activities, as described below.

i)	Wholesale
Wholesale revenue comprises sales of the Company's products to third-party resellers (which includes international distributors and retailers). Wholesale revenue from the sale of goods is recognized, net of an estimated provision for sales returns, discounts and allowances, when the control of the goods has been transferred to the reseller, which depends on the precise terms of the agreement with each reseller.
The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are therefore included in accrued liabilities in the statement of financial position.

ii)	Direct-to-Consumer
Direct-to-Consumer revenue consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Sales through e-commerce operations are recognized upon estimated delivery of the goods to the customer, net of an estimated provision for sales returns, when control of the goods has transferred from the Company to the customer. Sales through our Company-owned

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

retail stores are recognized upon delivery to the customer at the point of sale, net of an estimated provision for sales returns.
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
Goodwill is measured as the excess of the sum of the fair value of consideration transferred over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.
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
Diluted earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Company by the weighted average number of multiple and subordinated voting shares outstanding during the year plus the weighted average number of subordinate shares that would be issued on the exercise of all stock options and settlement of restricted share units (“RSU”).

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

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

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
Trade receivables, including credit card receivables, consist of amounts owing where we have extended credit to customers on product sales and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less expected credit loss and sales allowances. The allowance for expected credit loss is recorded against trade receivables and is based on historical experience.

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

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

The Company estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage or declining selling prices. Inventory is adjusted to reflect estimated loss (“shrinkage”) incurred since the last inventory count. Shrinkage is based on historical experience. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in realizable value, the amount of the write-down previously recorded is reversed.
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
Property, plant and equipment assets are depreciated on a straight-line basis over their estimated useful lives when the assets are available for use. When significant parts of a fixed asset have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods and useful lives are reviewed annually and are adjusted for prospectively, if appropriate. Estimated useful lives are as follows:

Asset Category	Estimated Useful Life
Plant equipment	10 years
Computer hardware	5 years
Leasehold improvements	Lesser of the lease term or useful life of the asset
Show displays	5 years
Furniture and fixtures	3 to 15 years
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
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

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
An internally generated intangible asset is recorded for product development costs which are included within intellectual property. Product development costs are incurred in the design, production and testing of new products where the technical feasibility of commercial manufacturing and sale of the product has been demonstrated.
The useful lives of intangible assets are assessed as either finite or indefinite.

Asset Category	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
ERP software	7 years
Computer software	5 years
Lease rights	Lease term
Intellectual property	1 to 8 years
Customer lists	4 years
Intangible assets with indefinite useful lives comprise of the Canada Goose and Baffin brand names (note 5) and domain name, which were acquired as part of an acquisition and were recorded at their estimated fair value. The brand names and domain name are considered to have an indefinite life based on a history of revenue and cash flow performance, and the intent and ability of the Company to support the brand with spending to maintain its value for the foreseeable future. The brand names and domain name are tested at least annually for impairment, at the cash-generating unit (“CGU”) level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.
Intangible assets with finite lives are amortized over the useful economic life on straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income over its estimated useful life.
An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are included in the statement of income when the asset is derecognized.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Intangible assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If the possibility of impairment is indicated, the entity will estimate the recoverable amount of the asset and record any impairment loss in the statement of income.

(m)	Goodwill
Goodwill represents the difference between the purchase price of an acquired business and the Company’s share of the net identifiable assets acquired and liabilities assumed and any contingent liabilities assumed. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment losses.
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to CGUs based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually in the fourth quarter of the fiscal year.
The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The Company has determined that the goodwill contributes to the cash flows of seven CGUs (2018 - six CGUs).

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
The provision for warranty returns relates to the Company’s obligation for defective goods sold to customers that have yet to be returned. Accruals for warranty returns are estimated on the basis of historical returns and are recorded so as to allocate them to the same period the corresponding revenue is recognized.

(o)	Employee future benefits
The Company sponsors defined benefit pension plan membership, which is limited to certain employees of Canada Goose International AG and other subsidiaries who reside in Switzerland.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.
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
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

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
Financial assets and financial liabilities are measured subsequently as described below.

i)	Non-derivative financial assets
Non-derivative financial assets include cash and trade receivables which are measured at amortized cost. The Company initially recognizes receivables and deposits on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

ii)	Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, revolving facility, and term loan. The Company initially recognizes debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

iii)	Derivative financial instruments
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

iv)	Hedge accounting
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
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects net income. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts are included in the measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income.
Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses recognized, net of tax, in other comprehensive income. Amounts included in other comprehensive income are transferred to the statement of income in the period when the foreign operation is disposed of or sold.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

(r)	Share-based payments
Share-based payments are valued based on the grant date fair value of these awards and the Company records compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques.
The Company has issued stock options to purchase subordinate voting shares and RSUs under its equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). Under the terms of the Legacy Plan, options were granted to certain employees of the Company with vesting contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan. There are two types of stock options: service-vested options are time based and generally vest over five years of service, and performance-based and exit event options vest upon attainment of performance conditions and the occurrence of an exit event. Under the terms of the Omnibus Plan, options are granted to certain executives of the Company with vesting, generally over four years, contingent upon meeting the service conditions of the Omnibus Plan. The compensation expense related to the options and RSUs is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.

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
Inventories
Key Sources of Estimation: Inventories are carried at the lower of cost and net realizable value. In estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future selling prices, seasonality and costs necessary to sell the inventory. Inventory is adjusted to reflect shrinkage incurred since the last inventory count. Shrinkage is based on historical experience.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Impairment of non-financial assets (goodwill, intangible assets, and property, plant & equipment)
Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has seven CGUs and tests goodwill and these intangible assets for impairment on that basis.
Key Sources of Estimation: In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines value in use by using estimates including projected future revenues, margins, costs, and capital investment consistent with strategic plans presented to the Board of Directors. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with Company and cash flows.
Income and other taxes
Key Sources of Estimation: In determining the recoverable amount of deferred tax assets, the Company forecasts future taxable income by legal entity and the period in which the income occurs to ensure that sufficient taxable income exists to utilize the attributes. Inputs to those projections are Board-approved financial forecasts and statutory tax rates.
Judgments Made in Relation to Accounting Policies Applied: The calculation of current and deferred income taxes requires management to make certain judgments regarding the tax rules in jurisdictions where the Company performs activities. Application of judgments is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities.
Functional currency
Judgments Made in Relation to Accounting Policies Applied: The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency. Where the assessment of primary indicators is mixed, management assesses the secondary indicators, including the relationship between the foreign operations and reporting entity.
Financial instruments
Key Sources of Estimation: The critical assumptions and estimates used in determining the fair value of financial instruments are: equity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.
Trade receivables
Key Sources of Estimation: The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated credit losses resulting from the inability of our customers to make required payments. In determining the amount of estimated credit losses, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.
Share-based payments
Key Sources of Estimation: Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended March 31, 2019; prior to the public offering, the Company used the Monte Carlo valuation model to measure the fair value of options granted. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield; and volatility.
Warranty
Key Sources of Estimation: The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; and risk-free rate used to discount the provision to present value.
Business combinations
Key Sources of Estimation: In a business combination, the identifiable assets acquired and liabilities assumed will be recognized at their fair values. The Company makes judgments and estimates in determining the fair values. The excess of the purchase price over the fair values of identifiable assets acquired and liabilities assumed will be recognized as goodwill, if positive, and if negative, it is recognized in the statement of income.
Note 4.    Changes in accounting policies
Standards issued and adopted
Certain new standards became effective at the beginning of the current fiscal year. The impact from the adoption of these new standards is described below.
Revenue
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which replaces the guidance on revenue recognition requirements that previously existed under IFRS. The new standard provides a comprehensive framework for the recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the accounting standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements.
The Company adopted the standard effective April 1, 2018 using the modified retrospective approach, which resulted in no adjustment to opening retained earnings. Comparative information has not been restated and continues to be reported under previous accounting standards. After completing the analysis of its customer contracts, the Company has determined that the implementation of IFRS 15 did not result in any adjustments to the opening balance of retained earnings or to the presentation of the consolidated financial statements.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

As a result of adopting IFRS 15, the Company updated its accounting policies for the recognition of revenue (note 2).
Financial instruments
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) which replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 introduces new requirements for classification and measurement, impairment, and hedge accounting and new impairment requirements that are based on a forward-looking expected credit loss model. IFRS 9 also amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.
The Company adopted the standard effective April 1, 2018, resulting in no significant adjustment to retained earnings and no material effect on the consolidated financial statements.
The Company assessed which business models apply to the financial assets and liabilities held and has classified its financial instruments into the appropriate IFRS 9 categories. Adoption of the new classification requirements under IFRS 9 did not result in significant changes in the measurement of financial assets and financial liabilities.
The following table summarizes the original classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial assets and financial liabilities:

Asset/Liability	Original classification under IAS 39	New classification under IFRS 9
Cash	Loans and other receivables	Amortized cost
Trade receivables	Loans and other receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Revolving facility	Other liabilities	Amortized cost
Term loan	Other liabilities	Amortized cost
Derivatives, not in a hedging relationship	Fair value through profit or loss	Fair value through profit or loss
Reclassification of financial assets is required if the objective of the business model in which they are held changes after initial recognition and if the change is significant to the entity’s operations. No reclassification of financial liabilities is permitted.
Upon transition the Company’s derivatives designated as hedges continue to meet the hedging criteria, therefore the fair values flow through other comprehensive income under both IAS 39 and IFRS 9.
Application of the expected credit loss model for trade accounts receivable did not result in any significant changes in the Company’s impairment allowance, with expected credit losses to be measured over the life of the asset, typically the annual wholesale sales cycle.
The Company updated its accounting policies as a result of adopting IFRS 9 (note 2).

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Share-based payment
Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2018, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The Company adopted the standard effective April 1, 2018, with no material effect on the consolidated financial statements.
Standards issued but not yet effective
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
Leases
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), replacing IAS 17, Leases and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets related to operating leases to be capitalized and a corresponding liability to be recorded. The new standard seeks to provide a more complete picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The standard permits the application of various transition options and practical expedients on initial adoption, and the more significant choices are described below.
The Company will adopt the standard on April 1, 2019 using the modified retrospective approach with the cumulative effect of initial application recorded in opening retained earnings and no restatement of prior period financial information. Under the modified retrospective approach, the Company measured the right-of-use asset at the depreciated net book value as if the standard had been applied since the commencement date of the lease, but using the discount rate at the date of initial application. The Company used hindsight in determining the lease term at the date of initial application.
The Company determined the discount rate at the time of initial adoption to be its incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the original term of the lease, the quality of the underlying leased asset, and the economic environment where the leased asset is located.
IFRS 16 is expected to have a material impact on the Company’s consolidated statement of financial position. The Company is in the process of finalizing its assessment, and based on current estimates it expects to recognize right-of-use assets in the range of $130 to $150 and corresponding lease obligations in the range of $140 to $160, before taking into account the related deferred tax impact. Deferred rent liabilities under the existing standard will be adjusted to opening retained earnings.
In April, 2019, the Company recorded additional right-of-use assets and lease obligations with an impact of between $55 and $65 for leases with a commencement date following the transition.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Note 5.    Business combination
On November 1, 2018, a newly incorporated subsidiary of the Company, Baffin Limited (“Baffin”), acquired the business of Baffin Inc. (the “Baffin Vendor”), a Canadian designer and manufacturer of performance outdoor and industrial footwear for total purchase consideration of $35.1.
Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:

$
Cash	33.6
Issuance of 16,946 subordinate voting shares	1.5
Total purchase consideration	35.1
In connection with the business combination, a further amount of $3.0 is payable on November 1, 2020 to the Baffin Vendor and will be charged to expense over two years.
The Company incurred acquisition-related costs of $1.3 as at March 31, 2019 which are recorded in selling, general and administrative expenses.
Assets acquired and liabilities assumed have been recorded at their fair values at the date of acquisition are as follows:

$
Trade receivables	12.2
Inventories	15.9
Other current assets	0.3
Property, plant and equipment	2.5
Intangible assets
Brand	2.5
Technology	2.2
Goodwill	7.8
Accounts payable and accrued liabilities	(8.3)
Total assets acquired, net of liabilities assumed	35.1
The fair values of working capital balances, other than inventories, have been measured at their book values at the date of acquisition, which approximate their fair values. The fair value of inventories has been measured at net realizable value, less costs to sell.
The fair value of property, plant and equipment was based on management’s assessment of the acquired assets’ condition, as well as an evaluation of the current market value for such assets. In addition, the Company considered the length of time over which the economic benefit of these assets is expected to be realized and estimated the useful life of such assets as of the acquisition date.
Identifiable intangible assets acquired consist of brand and technology. The fair value of the brand was $2.5, measured using the relief-from-royalty approach. The fair value of technology was $2.2, measured using the replacement cost method. Under this method, the technology is valued based

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

upon the costs the Company would incur to develop a similar asset. The Company considered the length of time over which the economic benefits of these assets is expected to be realized and estimated the useful life of such assets accordingly as at the acquisition date. Specifically, the brand is considered to have an indefinite life; accordingly, it will be assessed for impairment annually or earlier if there are indicators of impairment. Technology is considered to have a useful life of 5 years and is being amortized on a straight-line basis. The excess of the purchase consideration over the fair value of the identifiable assets acquired has been accounted for as goodwill. Goodwill is mainly attributable to the expected future growth potential of the footwear business and is deductible for tax purposes.
The results of operations have been consolidated with those of the Company from the date of acquisition including the results from the wholesale business in the wholesale operating segment and the e-commerce business in the Direct-to-Consumer operating segment. Pro forma disclosures as if Baffin was acquired at the beginning of the fiscal year have not been presented as they are not considered material to these financial statements.
The controlling shareholder of the Baffin Vendor is employed as a member of key management subsequent to the acquisition. Transactions with the Baffin Vendor and other affiliates in connection with the acquisition and subsequently (including lease of premises and other operating costs) are related party transactions (note 20).
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

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

	2019
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	399.2	431.3	—	830.5
Cost of sales	207.0	106.7	—	313.7
Gross profit	192.2	324.6	—	516.8
Selling, general and administrative expenses	43.0	90.0	169.1	302.1
Depreciation and amortization	—	—	18.0	18.0
Operating income	149.2	234.6	(187.1)	196.7
Net interest and other finance costs				14.2
Income before income taxes				182.5

	2018
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	336.2	255.0	—	591.2
Cost of sales	178.4	65.2	—	243.6
Gross profit	157.8	189.8	—	347.6
Selling, general and administrative expenses	37.2	55.1	107.8	200.1
Depreciation and amortization	—	—	9.4	9.4
Operating income	120.6	134.7	(117.2)	138.1
Net interest and other finance costs				12.9
Income before income taxes				125.2

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

	2017
	Wholesale	Direct-to-Consumer	Unallocated	Total
	$	$	$	$
Revenue	288.6	115.2	—	403.8
Cost of sales	163.5	28.2	—	191.7
Gross profit	125.1	87.0	—	212.1
Selling, general and administrative expenses	30.7	27.5	106.8	165.0
Depreciation and amortization	—	—	6.6	6.6
Operating income	94.4	59.5	(113.4)	40.5
Net interest and other finance costs				10.0
Income before income taxes				30.5
The Company determines the geographic location of revenue based on the location of its customers.

	2019	2018	2017
Revenue by geography:	$	$	$
Canada	293.3	228.8	155.1
United States	251.1	184.2	131.9
Rest of World	286.1	178.2	116.8
	830.5	591.2	403.8
Note 7.    Income taxes
The components of the provision for income tax are as follows:

	2019	2018	2017
	$	$	$
Current income tax expense
Current period	45.1	24.4	8.7
Adjustment in respect of prior periods	—	0.2	0.2
	45.1	24.6	8.9
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	(5.7)	4.3	0.6
Effect of change in income tax rates	(0.4)	0.4	(0.1)
Adjustment in respect of prior periods	(0.1)	(0.2)	(0.5)
	(6.2)	4.5	—
Income tax expense	38.9	29.1	8.9

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	2019	2018	2017
	$	$	$
Income before income taxes	182.5	125.2	30.5
	25.43%	25.38%	25.30%
Income tax at expected statutory rate	46.4	31.8	7.7
Non-deductible (taxable) items	0.2	(0.3)	0.4
Non-deductible stock option expense	0.9	0.4	1.4
Effect of foreign tax rates	(9.4)	(2.9)	(0.3)
Non-deductible (taxable) foreign exchange loss (gain)	0.7	(0.1)	(0.1)
Other items	0.1	0.2	(0.2)
Income tax expense	38.9	29.1	8.9
The change in the year in the components of deferred tax assets and liabilities are as follows:

		Change in the year affecting
	2018	Net income	Other comprehensive income	2019
	$	$	$	$
Losses carried forward	1.9	1.1	—	3.0
Employee future benefits	0.1	—	0.1	0.2
Other liabilities	8.1	1.5	(0.7)	8.9
Unrealized profit in inventory	2.1	6.2	—	8.3
Provisions	2.4	0.8	—	3.2
Total deferred tax asset	14.6	9.6	(0.6)	23.6
Intangible assets	(3.4)	(0.9)	—	(4.3)
Property, plant and equipment	(21.5)	(2.3)	—	(23.8)
Total deferred tax liabilities	(24.9)	(3.2)	—	(28.1)
Net deferred tax liabilities	(10.3)	6.4	(0.6)	(4.5)
The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Change in the year affecting
	2018	Net income	Other comprehensive income	2019
	$	$	$	$
Deferred tax assets	3.0	9.2	—	12.2
Deferred tax liabilities	(13.3)	(2.8)	(0.6)	(16.7)
	(10.3)	6.4	(0.6)	(4.5)

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

All the deferred income tax assets were recognized because it is probable that future taxable income will be available to the Company to utilize the benefits.
The corporate entities within Canada Goose have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

$
2034	0.6
2036	2.1
2038	2.2
2039	4.9
2040 and thereafter	1.4
11.2
The Company does not recognize tax on unremitted earnings from foreign subsidiaries as it is management’s intent to reinvest these earnings indefinitely. Unremitted earnings from foreign subsidiaries were $119.1 as at March 31, 2019 (2018 - $48.4, 2017 - $15.0).
In addition to the amount charged to profit or loss and other comprehensive income, a tax recovery of $2.8 was recognized directly in equity related to excess tax deductions on share-based payments for stock options exercised.
Note 8.    Earnings per share
Basic earnings per share amounts are calculated by dividing net income for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options and settlement of RSUs (note 18).
Certain performance-vested exit event options issued under the Company’s Legacy Plan (note 18) became exercisable into subordinate voting shares upon the closing of a qualifying liquidity event or sale of shares. Such instruments are not considered dilutive until the occurrence of the event that would result in exercise and are excluded from the determination of diluted earnings per share prior to the occurrence of an exit event. The completion of the public share offering on March 21, 2017 and the secondary offering on July 5, 2017 each represent exit events, and performance-vested exit event options that became exercisable on each date are included in the calculation of diluted earnings per share from the date of the exit event that satisfies the contingent performance conditions. As of July 5, 2017, all exit event conditions have been met, and no outstanding options are subject to exit event conditions.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

	2019	2018	2017
	$	$	$
Net income	143.6	96.1	21.6
Weighted average multiple and subordinate voting shares outstanding	109,422,574	107,250,039	100,262,026
Weighted average number of shares on exercise of stock options and settlement of RSUs	2,345,010	4,269,199	1,761,170
Diluted weighted average number of multiple and subordinate voting shares outstanding	111,767,584	111,519,238	102,023,196
Earnings per share
Basic	$1.31	$0.90	$0.22
Diluted	$1.28	$0.86	$0.21

Note 9.    Trade receivables

	2019	2018
	$	$
Trade accounts receivable	19.7	9.7
Credit card receivables	1.6	3.0
	21.3	12.7
Less: expected credit loss and sales allowances	(0.9)	(0.8)
Trade receivables, net	20.4	11.9
The following are the continuities of the Company’s expected credit loss and sales allowances deducted from trade receivables:

	2019			2018
	Expected credit loss	Sales allowances	Total	Expected credit loss	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(0.4)	(0.4)	(0.8)	(0.8)	(1.8)	(2.6)
Losses recognized	(0.3)	(0.6)	(0.9)	0.2	(0.2)	—
Amounts settled or written off during the year	0.3	0.5	0.8	0.2	1.6	1.8
Balance at the end of the year	(0.4)	(0.5)	(0.9)	(0.4)	(0.4)	(0.8)

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Note 10.    Inventories

	2019	2018
	$	$
Raw materials	45.7	42.5
Work in progress	19.0	8.7
Finished goods	202.6	114.2
Total inventories at the lower of cost and net realizable value	267.3	165.4
Included in inventory as at March 31, 2019 are provisions for obsolescence and inventory shrinkage in the amount of $16.5 (2018 - $13.4).
Amounts charged to cost of sales comprise the following:

	2019	2018	2017
	$	$	$
Cost of goods manufactured	309.0	238.7	189.9
Depreciation and amortization	4.7	4.9	1.8
	313.7	243.6	191.7
Note 11.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer hardware	Leasehold improvements	Show displays	In progress	Furniture and fixtures	Total
Cost	$	$	$	$	$	$	$
March 31, 2017	8.9	3.6	24.8	3.9	—	3.4	44.6
Additions	3.4	1.1	12.9	1.7	5.8	6.5	31.4
Disposals	—	—	(0.2)	—	—	—	(0.2)
Transfers	—	0.2	3.8	—	(5.4)	1.4	—
March 31, 2018	12.3	4.9	41.3	5.6	0.4	11.3	75.8
Additions	6.9	0.8	9.4	1.9	9.6	7.0	35.6
Business combination (note 5)	2.1	—	0.4	—	—	—	2.5
Disposals	—	(0.3)	(2.5)	—	—	—	(2.8)
Transfers	1.0	—	6.2	0.1	(9.3)	2.0	—
March 31, 2019	22.3	5.4	54.8	7.6	0.7	20.3	111.1

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

	Plant equipment	Computer hardware	Leasehold improvements	Show displays	In progress	Furniture and fixtures	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 31, 2017	1.3	1.3	3.9	1.2	—	0.5	8.2
Additions	1.1	0.9	3.3	1.3	—	0.8	7.4
March 31, 2018	2.4	2.2	7.2	2.5	—	1.3	15.6
Additions	1.7	1.0	6.4	1.5	—	3.1	13.7
Disposals	—	(0.2)	(2.3)	—	—	—	(2.5)
March 31, 2019	4.1	3.0	11.3	4.0	—	4.4	26.8

Net book value
March 31, 2018	9.9	2.7	34.1	3.1	0.4	10.0	60.2
March 31, 2019	18.2	2.4	43.5	3.6	0.7	15.9	84.3
Note 12.    Intangible assets
Intangible assets comprise the following:

	2019	2018
	$	$
Intangible assets with finite lives	39.8	23.5
Intangible assets with indefinite lives:
Brand name	115.5	113.0
Domain name	0.3	0.3
	155.6	136.8

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	ERP software	Computer software	Lease rights	Intellectual property	In progress	Customer lists	Total
Cost	$	$	$	$	$	$	$
March 31, 2017	4.3	9.4	3.3	0.8	2.6	8.7	29.1
Additions	—	2.0	2.9	—	6.7	—	11.6
Transfers	—	0.4	—	3.1	(3.5)	—	—
March 31, 2018	4.3	11.8	6.2	3.9	5.8	8.7	40.7
Additions	3.2	1.1	0.5	—	18.6	—	23.4
Business combination (note 5)	—	—	—	2.2	—	—	2.2
Transfers	5.3	1.0	—	2.9	(9.2)	—	—
March 31, 2019	12.8	13.9	6.7	9.0	15.2	8.7	66.3

	ERP software	Computer software	Lease rights	Intellectual property	In progress	Customer lists	Total
Accumulated amortization	$	$	$	$	$	$	$
March 31, 2017	0.9	2.3	—	0.1	—	7.2	10.5
Amortization	0.5	2.1	0.5	2.1	—	1.5	6.7
March 31, 2018	1.4	4.4	0.5	2.2	—	8.7	17.2
Amortization	4.2	2.7	0.7	1.7	—	—	9.3
March 31, 2019	5.6	7.1	1.2	3.9	—	8.7	26.5

Net book value
March 31, 2018	2.9	7.4	5.7	1.7	5.8	—	23.5
March 31, 2019	7.2	6.8	5.5	5.1	15.2	—	39.8
Intellectual property consists of product development costs, technology acquired in the Baffin business combination (note 5), and patents and trademarks.
For the years ended March 31, 2019 and 2018, the cost of intangible assets in progress in the table above has been disclosed separately. Comparative figures for the year ended March 31, 2017 have been reclassified to correspond with the presentation adopted in the current year.
Indefinite life intangible assets
Indefinite life intangible assets recorded by the Company are comprised of the Canada Goose and Baffin brand names and domain name associated with the Company’s website. The Company expects to renew the registration of the brand names, and domain names at each expiry date indefinitely, and expects these assets to generate economic benefit in perpetuity. As such, the Company assessed these intangibles to have indefinite useful lives.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

The Company completed its annual impairment tests in 2019 and 2018 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use (VIU) are consistent with the assumptions used to calculate VIU for goodwill (note 13).
Note 13.    Goodwill
Goodwill arising from business combinations is as follows:

	2019	2018
	$	$
Opening balance	45.3	45.3
Business combination (note 5)	7.8	—
Goodwill	53.1	45.3
The Company completed its annual impairment tests in 2019 and 2018 for goodwill and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the VIU are those regarding discount rate, revenue and gross margin growth rates, sales channel mix, and growth in selling, general and administrative expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 30.8% for each CGU. Because the VIU amount exceeds the asset’s carrying amount, the asset is not impaired and the fair value less costs of disposition has not been calculated.
Cash flow projections were discounted using the Company’s weighted average cost of capital, determined to be 9.25% based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, country-specific risk premium, a cost of debt based on comparable corporate bond yields and the capital structure of the Company.
Note 14.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	2019	2018
	$	$
Trade payables	46.5	28.0
Accrued liabilities	37.1	46.0
Employee benefits (note 20)	22.3	17.5
Other payables	4.5	18.1
Accounts payable and accrued liabilities	110.4	109.6
Note 15.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, terminations of sales agents and distributors, sales returns, and asset retirement obligations.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

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
The sales contract provision relates to management’s estimated cost of the departure of certain third-party dealers and distributors.
Sales returns relate primarily to goods sold through the Direct-to-Consumer sales channel which have a limited right of return (typically within 30 days), or exchange only, in certain jurisdictions. The return period is extended during the holiday shopping period to accommodate a higher volume of activity and purchases given as gifts.

	Warranty	Sales contracts	Sales returns	Other	Total
	$	$	$	$	$
Balance as at March 31, 2017	8.1	3.0	3.4	1.1	15.6
Additional provisions recognized	4.8	—	2.5	0.4	7.7
Reductions resulting from settlement	(3.4)	—	(2.9)	—	(6.3)
Release of provisions	—	—	0.2	—	0.2
Other	(0.2)	—	0.1	—	(0.1)
Balance as at March 31, 2018	9.3	3.0	3.3	1.5	17.1
Additional provisions recognized	9.1	—	5.9	1.3	16.3
Reductions resulting from settlement	(5.4)	—	(4.2)	(0.3)	(9.9)
Other	(0.7)	—	—	—	(0.7)
Balance as at March 31, 2019	12.3	3.0	5.0	2.5	22.8
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	2019	2018
	$	$
Current provisions	8.1	6.3
Non-current provisions	14.7	10.8
	22.8	17.1
Note 16.    Long-term debt
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $200.0 with an increase in commitments to $250.0 during the peak season (June 1 - November 30), a revolving credit commitment comprising a letter of credit commitment in the amount of $25.0, with a $5.0 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. Dollars or Euros, and a swingline commitment for $25.0. The revolving facility matures on June 3, 2021. Amounts owing under the revolving facility can be

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

drawn in Canadian dollars, U.S. dollars, Euros or other currencies. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Bankers’ Acceptance rate, the lenders’ Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. At March 31, 2019 and during the year, the Company was in compliance with all covenants.
As at March 31, 2019 and 2018, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.2 and $1.7, respectively, are included in other long-term liabilities. The Company has unused borrowing capacity available under the revolving facility of $165.5 as at March 31, 2019 (2018 - $97.8).
As at March 31, 2019, the Company had letters of credit outstanding under the revolving facility of $1.2 (2018 - $0.6).
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing as at March 31, 2019 of $152.4 (US$113.8) (2018 - $146.6 (US$113.8)). The term loan bears interest at a rate of LIBOR plus an applicable margin of 4.00% payable quarterly or at the end of the then current interest period (whichever is earlier) in arrears, provided that LIBOR may not be less than 1.00%. The term loan matures on December 2, 2021. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at March 31, 2019 and during the year, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance and accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	2019	2018
	$	$
Term loan	152.4	146.6
Less unamortized portion of:
Original issue discount	(2.4)	(3.1)
Deferred financing fees	(0.9)	(1.2)
Embedded derivative	(0.5)	(0.7)
Revaluation for interest rate modification	(3.4)	(4.5)
	145.2	137.1
The Company recognized the fair value of the embedded derivative liability related to the interest rate floor of $1.4 at the inception of the term loan. The derivative will be remeasured at each reporting period and is included in other long-term liabilities. As at March 31, 2019, the value is $0.1 (2018 - $0.2).

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

On March 21, 2017, the Company prepaid $65.0 (US$48.8) of the outstanding principal balance of the term loan. After the prepayment, the applicable margin decreased from 5.00% to 4.00% which gave rise to a decrease in the fair value of the term loan that is being amortized over the remaining term.
During the year ended March 31, 2018, the term loan lenders syndicated their commitments under the loan agreement to a new group of lenders; the Company’s obligations under the loan agreement are substantially unchanged, and the syndication had no accounting impact. The Company incurred financing costs of $0.3 in connection with the syndication transaction, which will be amortized over the remaining term of the loan using the effective interest rate method.
Hedging transactions on term loan
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to its term loan liability denominated in U.S. dollars.
The Company entered into a long-dated forward exchange contract to buy $75.0, or $59.4 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the term to maturity (December 2, 2021). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
The Company also entered into a cross-currency swap by selling $50.0, $40.0 in equivalent U.S. dollars, floating rate debt bearing interest at LIBOR plus 4.00% as measured on the trade date, and receiving $50.0 fixed rate debt bearing interest at a rate of 5.80%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $50.0 fixed rate debt bearing interest at a rate of 5.80% and receiving $50.0, or €34.0 in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.84%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Net interest and other finance costs
Net interest and other finance costs consist of the following:

	2019	2018	2017
	$	$	$
Interest expense
Revolving facility	2.4	2.3	2.4
Term loan	11.7	10.4	4.9
Credit facility	—	—	0.4
Subordinated debt	—	—	3.8
Other	—	—	0.3
Standby fees	0.6	0.4	0.2
Write off deferred financing costs on repayment of debt	—	—	3.9
Revaluation of term loan for change in interest rate	—	—	(5.9)
Interest expense and other finance costs	14.7	13.1	10.0
Interest income	(0.5)	(0.2)	—
Net interest and other finance costs	14.2	12.9	10.0
Note 17.    Shareholders’ equity
The authorized and issued share capital of the Company is as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.
Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as a director of the Company or in a senior management position.
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

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Share capital transactions for the year ended March 31, 2019
Secondary offerings
On June 21, 2018, the Company completed a secondary offering of 10,000,000 subordinate voting shares sold by the principal shareholders and a member of management. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:

a)	The principal shareholders converted 9,900,000 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	One member of management exercised stock options to purchase 100,000 subordinate voting shares, which were then sold to the public.

c)	The Company incurred transaction costs for the secondary offering in the amount of $1.2 that are included in selling, general and administrative expenses in the year ended March 31, 2019.
On November 26, 2018, the Company completed a secondary offering of 10,000,000 subordinate voting shares sold by the principal shareholders and a member of the Board of Directors. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:

a)	The principal shareholders converted 9,990,000 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	A member of the Board of Directors sold 10,000 subordinate voting shares.

c)	The Company incurred transaction costs for the secondary offering in the amount of $0.6 that are included in selling, general and administrative expenses in the year ended March 31, 2019 .
The transactions affecting the issued and outstanding share capital of the Company in the year ended March 31, 2019 are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance as at March 31, 2018	70,894,076	1.9	37,497,549	104.2	108,391,625	106.1
Issuance of subordinate voting shares in business combination (note 5)	—	—	16,946	1.5	16,946	1.5
Convert multiple voting shares to subordinate voting shares	(19,890,000)	(0.5)	19,890,000	0.5	—	—
Exercise of stock options	—	—	1,702,503	5.0	1,702,503	5.0
Balance as at March 31, 2019	51,004,076	1.4	59,106,998	111.2	110,111,074	112.6
Share capital transactions for the year ended March 31, 2018
Secondary offering
On July 5, 2017, the Company completed a secondary offering of 12,500,000 subordinate voting shares sold by the principal shareholders and certain members of management. The Company received no proceeds from the sale of shares.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

In connection with the secondary offering:

a)	The principal shareholders converted 12,414,078 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	Certain members of management exercised stock options to purchase 85,922 subordinate voting shares, which were then sold to the public.

c)	The completion of the secondary offering represents an exit event such that 820,543 performance vested exit event stock options that were eligible to vest became vested (note 18).

d)	The Company incurred transaction costs for the secondary offering in the amount of $1.5 that are included in selling, general and administrative expenses in the year ended March 31, 2018.
The transactions affecting the issued and outstanding share capital of the Company in the year ended March 31, 2018 are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance as at March 31, 2017	83,308,154	2.2	23,088,883	101.1	106,397,037	103.3
Convert multiple voting shares to subordinate voting shares	(12,414,078)	(0.3)	12,414,078	0.3	—	—
Exercise of stock options	—	—	1,994,588	2.8	1,994,588	2.8
Balance as at March 31, 2018	70,894,076	1.9	37,497,549	104.2	108,391,625	106.1
Share capital transactions for the year ended March 31, 2017
Recapitalization
In connection with the Recapitalization, the following share capital transactions were completed on December 2, 2016:

a)	The 53,144,000 outstanding Class A senior preferred shares were redeemed for their capital amount of $53.1.

b)
The 3,426,892 outstanding Class A junior preferred shares were redeemed under their terms for their liquidity value of $4.1. The excess of the redemption price paid over the stated capital amount for the shares of $0.4 has been charged to retained earnings.

c)	The Company subdivided the existing Class A and Class B common shares on the basis of 10,000,000 common shares for every share.

d)	A return of capital of $0.7 was paid on the Class A common shares.

e)
In a series of transactions, the outstanding Class B senior preferred shares, the Class B junior preferred shares and the Class B common shares have been exchanged into 63,576,003 Class D preferred shares with a fixed value of $63.6 and 30,000,000 Class A common shares. As a result of the exchange, $56.9 was charged as a reduction of contributed surplus, and $6.7 was charged to retained earnings.

f)
The Class D preferred shares were non-voting, redeemable by the Company, retractable by the holder, and were in preference and priority to any payment or distribution of the assets of the Company to the holders of any other class of shares; accordingly, the redemption value of $63.6 was recorded as a financial liability. The Class D preferred shares were also pledged as collateral for the shareholder advance of $63.6; upon redemption or retraction of the Class

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

D preferred shares, the redemption amount was automatically applied to extinguish the outstanding balance of the shareholder advance. On January 31, 2017, the Class D preferred shares were redeemed and the shareholder advance was settled in full.
The effect of the Recapitalization transactions on the issued and outstanding share capital of the Company is described below:

	Common Shares				Preferred Shares
	Class A		Class B		Class A senior preferred		Class A junior preferred		Class B senior preferred		Class B junior preferred		Class D preferred
	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$	Number	$
Balance, as at March 31, 2016	7	3.4	3	—	53,144,000	53.1	3,426,892	3.7	22,776,000	—	34,164,000	—	—	—
Recapitalization transactions:
Repurchase Class A senior preferred shares	—	—	—	—	(53,144,000)	(53.1)	—	—	—	—	—	—	—	—
Redeem Class A junior preferred shares	—	—	—	—	—	—	(3,426,892)	(3.7)	—	—	—	—	—	—
Subdivide Class A and Class B common shares	69,999,993	—	29,999,997	—	—	—	—	—	—	—	—	—	—	—
Return of capital on Class A common shares	—	(0.7)		—	—	—	—	—	—	—	—	—	—	—
Exchange all Class B preferred and common shares for Class D preferred shares and Class A common shares	30,000,000	—	(30,000,000)	—	—	—	—	—	(22,776,000)	—	(34,164,000)	—	63,576,003	—
Redeem Class D preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	(63,576,003)	—
Balance, after Recapitalization	100,000,000	2.7	—	—	—	—	—	—	—	—	—	—	—	—
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

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Share capital transactions in connection with the public share offering are as follows:

	Class A common shares		Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$	Number	$
Balance, after Recapitalization	100,000,000	2.7	—	—	—	—	100,000,000	2.7
Public share offering:
Exchange Class A common shares for multiple voting shares	(100,000,000)	(2.7)	100,000,000	2.7	—	—	—	—
Convert multiple voting shares to subordinate voting shares	—	—	(16,691,846)	(0.5)	16,691,846	0.5	—	—
Net proceeds of issue of subordinate voting shares, after underwriting commission of $5.4 (net of tax of $1.9)	—	—	—	—	6,308,154	101.9	6,308,154	101.9
Share issue costs, net of tax of $0.5	—	—	—	—	—	(1.4)	—	(1.4)
Exercise of stock options	—	—	—	—	88,883	0.1	88,883	0.1
Balance as at March 31, 2017	—	—	83,308,154	2.2	23,088,883	101.1	106,397,037	103.3
Note 18.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan.

a)	Service-vested options
Service-vested options are subject to the employee’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event become eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. An exit event is triggered based on a target realized rate of return on invested capital. Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the employee’s continued employment.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

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
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	2019		2018
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$4.71	3,647,571	$1.63	5,810,777
Options granted to purchase shares	$79.59	236,256	$30.09	352,893
Options exercised	$1.85	(1,702,503)	$0.62	(1,994,588)
Options cancelled	$10.99	(143,659)	$3.18	(521,511)
Options outstanding, end of period	$15.75	2,037,665	$4.71	3,647,571
In the year ended March 31, 2019, the average share price at which stock options were exercised was $66.08 (2018 – $33.16).

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2019:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted Average Remaining Life in Years	Number	Weighted Average Remaining Life in Years
$0.02	458,224	5.0	435,397	5.0
$0.25	74,322	5.4	29,877	5.4
$1.79	358,791	6.0	47,672	5.9
$4.62	477,867	6.9	115,632	6.9
$8.94	133,332	7.8	53,328	7.8
$23.64	54,551	8.4	10,644	8.4
$30.73	195,569	8.2	44,985	8.2
$31.79	48,122	8.6	18,437	8.6
$41.50	12,128	8.9	3,032	8.9
$71.73	7,075	9.9	—	—
$83.53	217,684	9.2	—	—
	2,037,665	6.8	759,004	5.9
Restricted share units
On July 5, 2018, the Company granted 10,650 RSUs, under the Omnibus Plan, to an employee of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant. Fair value is determined based on the market value of the shares at the time of grant.
Subordinate voting shares, to a maximum of 6,668,247 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.
Accounting for share-based awards
For the year ended March 31, 2019, the Company recorded $3.8 as contributed surplus and compensation expense for stock options and RSUs (2018 - $2.0, 2017- $3.3). In addition, cash compensation in the amount of $2.6 was paid to settle stock options cancelled on employee termination in the year ended March 31, 2017. Share-based compensation expense is included in selling, general and administrative expenses.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

The assumptions used to measure the fair value of options granted under the Black Scholes option pricing model at the grant date were as follows:

	2019	2018
Weighted average stock price valuation	$79.59	$31.91
Weighted average exercise price	$79.59	$31.91
Risk-free interest rate	1.82%	1.34%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$32.68	$9.80
Note 19.    Leases
The Company has undiscounted operating lease commitments for the future periods, expiring as follows:

2019
$
Not later than 1 year	32.4
Later than 1 year and not later than 5 years	134.0
Later than 5 years	87.0
253.4
Operating leases relate to leases of real estate with non-cancellable lease terms up to 10 years. Certain lease contracts contain options permitting renewal often at market rental rates. The Company does not have an option to purchase the leased property at the expiry of the lease periods. The Company also has obligations to pay contingent rent based on a percentage of sales in connection with certain retail store leases.
Rent expense for the year comprises the following:

	2019	2018	2017
	$	$	$
Annual lease expense	23.8	17.0	8.6
Contingent rent	8.4	2.9	1.1
	32.2	19.9	9.7
Deferred rent in the amount of $7.6 (2018 - $4.3) is included in other long-term liabilities.
Note 20.    Related party transactions
On December 9, 2013, the Company entered into a management agreement with certain affiliates of Bain Capital for a term of five years, which was terminated upon the public share offering on March 21, 2017, in accordance with the terms of the agreement. During the year ended March 31, 2017, the Company incurred management fees under the management agreement of $10.3, including $9.6 paid on termination.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

In the year ended March 31, 2017, the Company incurred interest expense of $3.8 on the subordinated debt owing to Bain Capital. The subordinated debt and accrued interest were repaid in full on December 2, 2016 in connection with the Recapitalization (note 17).
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended March 31, 2019, the Company incurred expenses with related parties of $1.0, measured at the exchange amount (2018 - $1.4) to companies related to certain shareholders. Net balances owing to related parties as at March 31, 2019 were $0.1 (2018 - $0.1).
The Company has incurred expenses for lease of premises and other operating costs payable to entities affiliated with the Baffin Vendor totalling $0.6 for the year ended March 31, 2019. Under the terms of the purchase agreement, the Company agreed to acquire the inventories in transit at the time of the acquisition when received. Purchases of inventories for the year ended March 31, 2019 amounted to $3.0. Related amounts owing to the Baffin Vendor as at March 31, 2019 were $nil. In connection with the acquisition of Baffin, $3.0 is payable to the Baffin Vendor on November 1, 2020 and will be charged to expense over two years (note 5).
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

	2019	2018	2017
	$	$	$
Short term employee benefits	13.2	10.4	5.4
Long term employee benefits	0.1	—	—
Termination benefits	—	0.2	0.4
Share-based compensation	2.9	1.6	4.5
Compensation expense	16.2	12.2	10.3
Note 21.    Financial instruments and fair values
Management assessed that the fair values of cash, trade receivables, accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

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
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	2019					2018
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	88.6	—	—	88.6	88.6	95.3	—	—	95.3	95.3
Derivatives included in other current assets	—	1.8	—	1.8	1.8	—	2.8	—	2.8	2.8
Derivatives included in other long-term assets	—	7.0	—	7.0	7.0	—	2.1	—	2.1	2.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	1.6	—	1.6	1.6	—	4.2	—	4.2	4.2
Derivatives included in other long-term liabilities	—	4.4	—	4.4	4.4	—	6.1	—	6.1	6.1
Revolving facility	—	—	—	—	—	—	—	—	—	—
Term loan	—	—	145.2	145.2	152.4	—	—	137.1	137.1	146.6
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

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Capital management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple shares voting shares) and long-term debt (the revolving facility and the term loan), with the objectives of safeguarding sufficient net working capital(1) over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDA(1) to net debt(1), and trailing twelve months net working capital to revenue, reflecting the seasonal borrowing requirements while net working capital builds through the second fiscal quarter. The Board of Directors monitors the Company’s capital management on a regular basis.  The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business.

(1)	Adjusted earnings before depreciation, amortization, interest and taxes, net working capital and net debt are non-IFRS measures.
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise interest rate risk and foreign currency risk.
Interest rate risk
The Company is exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under the revolving facility and the term loan. As at March 31, 2019, the Company had repaid all amounts owing on the revolving facility. The amount outstanding under the term loan was $152.4 which currently bears interest at 6.50%. Based on the weighted average amount of outstanding borrowings under the revolving facility during the year-ended March 31, 2019, a 1.00% increase in the average interest rate on our borrowings under the revolving facility would have increased interest expense by $0.6 (2018 - $0.6) in the period. Correspondingly, a 1.00% increase in the rate on the term loan would have increased interest expense by an additional $1.5 (2018 - $1.5). Interest rate risk on the term loan is partially mitigated by cross-currency swap hedges. The impact on future interest expense because of future changes in interest rates will depend largely on the gross amount of borrowings at that time.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, inventory purchases and expenses are denominated in other currencies, principally U.S. dollars, Euros, British Pounds Sterling, Swiss Francs, Chinese yuan, Hong Kong dollars and Swedish krona. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Beginning in fiscal 2017, certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges with respect to expected activity in the 2018 fiscal year. The operating hedge programs for the fiscal years ending March 31, 2020 and March 31, 2021 was initiated during the fourth quarter of the 2019 fiscal year.
During the year ended March 31, 2019, an unrealized loss in the fair value of derivatives designated as cash flow hedges in the amount of $3.9 (net of tax recovery of $0.8) has been recorded in other comprehensive income (2018 - an unrealized loss of $1.4 net of tax recovery of $0.5). During the

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

year ended March 31, 2019, an unrealized gain of $3.7 (2018 - $0.1) on forward exchange contracts that are not treated as hedges has been recorded selling, general and administrative expenses in the statement of income. During the year ended March 31, 2019, a gain of $4.5 was reclassified from other comprehensive income to selling, general and administrative expenses (2018 - a loss of $0.3). During the year ended March 31, 2019, a loss of $6.5 was recorded in revenue and a gain of $1.0 was recorded in inventories.
Foreign currency contracts outstanding as at March 31, 2019 related to operating cash flows are:

(in millions)	Contract Amount		Primary Currency
Forward contract to purchase Canadian dollars	US$	155.0	U.S. dollars
		€72.9	Euros

Forward contract to sell Canadian dollars	US$	65.9	U.S. dollars
		€32.7	Euros

Forward contract to purchase Euros	CHF	2.1	Swiss francs
	CNY	588.5	Chinese yuan
		£16.0	British Pounds sterling
	HKD	121.6	Hong Kong dollar
	SEK	10.7	Swedish Krona

Forward contract to sell Euros	CHF	11.4	Swiss francs
		£1.0	British Pounds sterling
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
Foreign exchange risk on long-term debt
The Company is exposed to fluctuations in the amount owing on the revolving facility and the term loan that are denominated in U.S. dollars. A $0.01 increase (decrease) in the value of the U.S. dollar relative to the Canadian dollar would result in a gain (loss) of $1.1 in income before taxes, based on the balances outstanding as at March 31, 2019 (2018 - $1.1). Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
On October 18, 2017, the Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk on principal and interest payments on its term loan liability denominated in U.S. dollars (note 16).
During the year ended March 31, 2019, an unrealized gain of $2.9 in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in selling, general and administrative expenses in the statement of income (2018 - unrealized gain of $0.3). An unrealized gain of $0.7 (net of tax expense of $0.2) on the cross-currency swap that is designated as a cash flow hedge has been recorded in other comprehensive income (2018 -

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

unrealized gain of $1.5, net of tax expense of $0.5). An unrealized loss of $0.4 was reclassified from other comprehensive income to selling, general and administrative expenses (2018 - unrealized loss of $1.1).
During the year ended March 31, 2019, the Company has recognized in other comprehensive income an unrealized gain of $3.5 (net of tax expense of $1.2) in the fair value of the Euro-denominated cross-currency swap that is designated as a hedge of the Company's net investment in its European subsidiary (2018 - unrealized loss of $3.5, net of tax expense of $1.2).
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. The Company has entered into an agreement with a third party who has insured the risk of loss for up to 87.8% of accounts receivable from certain designated customers based on a total deductible of less than $0.1, to a maximum of $30.0 per year. As at March 31, 2019, accounts receivable totaling approximately $14.1 (March 31, 2018 - $8.1) were insured under this agreement. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. Customer deposits are received in advance from certain customers for seasonal orders, and applied to reduce accounts receivable when goods are shipped. Credit terms are normally sixty days for seasonal orders, and thirty days for re-orders.
The aging of trade receivables is as follows:

	Total		Past due
		Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$
Trade accounts receivable	19.7	12.9	4.7	0.5	1.6
Credit card receivables	1.6	1.6	—	—	—
March 31, 2019	21.3	14.5	4.7	0.5	1.6

Trade accounts receivable	9.7	4.3	2.8	1.0	1.6
Credit card receivables	3.0	3.0	—	—	—
March 31, 2018	12.7	7.3	2.8	1.0	1.6
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

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

The following table summarizes the amount of contractual undiscounted future cash flow requirements as at March 31, 2019:

	2020	2021	2022	2023	2024	Thereafter	Total
Contractual obligations	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	110.4	—	—	—	—	—	110.4
Revolving facility	—	—	—	—	—	—	—
Term loan	—	—	152.4	—	—	—	152.4
Note payable (note 5)	—	3.0	—	—	—	—	3.0
Interest commitments relating to long-term debt (1)	9.9	9.9	6.6	—	—	—	26.4
Operating leases	32.4	36.0	34.5	32.9	30.6	87.0	253.4
Pension obligation	—	—	—	—	—	2.2	2.2

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan of 6.50% as at March 31, 2019.
The Company accrues expenses when incurred. Accounts are deemed payable once a past event occurs that requires payment by a specific date.
Note 23.     Selected cash flow information
Cash and cash equivalents
Cash and cash equivalents consist of the following:

	2019	2018
	$	$
Cash	88.6	86.3
Cash equivalents	—	9.0
	88.6	95.3
Changes in non-cash operating items

	2019	2018	2017
	$	$	$
Trade receivables	3.4	(3.1)	7.7
Inventories	(87.3)	(39.5)	(6.0)
Other current assets	(10.3)	(5.6)	(3.2)
Accounts payable and accrued liabilities	(14.7)	41.5	15.6
Provisions	5.6	1.6	3.9
Deferred rent	3.3	2.3	2.1
Other	(0.7)	0.5	(0.2)
Change in non-cash operating items	(100.7)	(2.3)	19.9

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Changes in liabilities and equity arising from financing activities

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2018 (1)	(1.7)	137.1	106.1
Cash flows:
Exercise of stock options	—	—	3.1
Non-cash items:
Issuance of shares in business combination (note 5)	—	—	1.5
Amortization of debt costs
Discount	—	0.9	—
Embedded derivative	—	0.2	—
Interest rate modification	—	1.2	—
Deferred financing costs	0.5	0.3	—
Unrealized foreign exchange loss	—	5.5	—
Contributed surplus on exercise of stock options	—	—	1.9
Balance as at March 31, 2019 (1)	(1.2)	145.2	112.6
(1) Deferred financing charges on the revolving facility are included in other long-term liabilities.

	Revolving facility	Term loan	Accrued liabilities	Share capital
	$	$		$
Balance as at March 31, 2017	6.6	139.4	4.3	103.3
Cash flows:
Borrowings on revolving facility	(8.9)	—	—	—
Deferred financing fees on term loan	—	(0.3)	—	—
Original issue discount on term loan paid	—	—	(4.4)	—
Exercise of stock options	—	—	—	1.2
Realized foreign exchange gain	—	—	0.1	—
Non-cash items:
Amortization of debt costs
Discount	—	0.9	—	—
Embedded derivative	—	0.2	—	—
Interest rate modification	—	1.2	—	—
Deferred financing costs	0.6	0.3	—	—
Unrealized foreign exchange gain	—	(4.6)	—	—
Contributed surplus on exercise of stock options	—	—	—	1.6
Balance as at March 31, 2018 (1)	(1.7)	137.1	—	106.1
(1) Deferred financing charges on the revolving facility are included in other long-term liabilities.

Notes to the Consolidated Financial Statements
March 31, 2019
(in millions of Canadian dollars, except share and per share data)

Note 24.     Subsequent events
On May 10, 2019, the Company entered into agreements with its lenders to amend the terms of its revolving facility and term loan. The amendment to the revolving facility increased the credit commitment amount to $300.0 with a seasonal increase of up to $350.0 during the peak season (June 1 through November 30) and extended the maturity date to June 3, 2024. The amendment to the term loan decreased the interest rate from LIBOR plus 4.0% to LIBOR plus 3.5%, and extended the maturity date to December 2, 2024.

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

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in millions of Canadian dollars)

	March 31
	2019	2018	2017
	$	$	$
Equity in comprehensive income of subsidiary	147.6	97.5	14.5
Fee income from subsidiary	3.4	0.9	20.6
	151.0	98.4	35.1
Selling, general and administration expenses	7.7	5.2	11.5
Income before income taxes	143.3	93.2	23.6
Income tax (recovery) expense	(1.0)	(1.1)	2.6
Net income	144.3	94.3	21.0
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in millions of Canadian dollars)

	March 31
	2019	2018
Assets	$	$
Current assets
Cash	1.1	1.3
Other current assets	0.1	0.2
Total current assets	1.2	1.5
Note receivable from subsidiary	43.5	36.4
Investment in subsidiary	384.8	233.0
Deferred income taxes	2.1	1.0
Total assets	431.6	271.9
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	0.2	0.9
Due to subsidiary	32.3	27.4
Total liabilities	32.5	28.3
Shareholders' equity
Share capital	112.6	106.1
Contributed surplus	9.2	4.5
Retained earnings	277.3	133.0
Total shareholders' equity	399.1	243.6
Total liabilities & shareholders' equity	431.6	271.9
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in millions of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings	Total
	$	$	$	$
Balance, March 31, 2016	60.2	57.7	24.8	142.7
Redemption of common and preferred shares	(57.5)	(56.9)	(7.1)	(121.5)
Issuance of subordinate voting shares	100.5	—	—	100.5
Exercise of stock options	0.1	—	—	0.1
Net income	—	—	21.0	21.0
Share-based compensation	—	3.3	—	3.3
Balance, March 31, 2017	103.3	4.1	38.7	146.1
Exercise of stock options	2.8	(1.6)	—	1.2
Net income	—	—	94.3	94.3
Share-based compensation	—	2.0	—	2.0
Balance, March 31, 2018	106.1	4.5	133.0	243.6
Issuance of common shares in business combination	1.5	—	—	1.5
Exercise of stock options	5.0	(1.9)	—	3.1
Net income	—	—	144.3	144.3
Share-based compensation (including equity in contributed surplus of $2.8)	—	6.6	—	6.6
Balance, March 31, 2019	112.6	9.2	277.3	399.1
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in millions of Canadian dollars)

	March 31
	2019	2018	2017
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	144.3	94.3	21.0
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(147.6)	(97.5)	(14.5)
Income tax (recovery) expense	(1.0)	(1.1)	2.6
Share-based compensation	3.8	2.0	5.9
	(0.5)	(2.3)	15.0
Changes in assets and liabilities	(1.3)	2.0	72.3
Interest received	—	—	5.7
Interest paid	—	—	(5.7)
Net cash (used in) from operating activities	(1.8)	(0.3)	87.3
CASH FLOWS FROM INVESTING ACTIVITIES
Shares of subsidiary redeemed	—	—	100.5
Dividend received	—	—	21.0
Investment in shares of subsidiary	(1.5)	—	(100.0)
Net cash (used in) from investing activities	(1.5)	—	21.5
CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of common and preferred shares	—	—	(121.5)
Issuance of subordinate voting shares	—	—	98.3
Repayment of subordinated debt	—	—	(85.3)
Exercise of stock options	3.1	1.2	—
Net cash from (used in) financing activities	3.1	1.2	(108.5)
(Decrease) increase in cash	(0.2)	0.9	0.3
Cash, beginning of year	1.3	0.4	0.1
Cash, end of year	1.1	1.3	0.4
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Notes to the Condensed Financial Statements
(in millions of Canadian dollars)

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