Form 20-F
period 2020-03-29
Canada Goose Holdings Inc.
filed 2020-06-03
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 29, 2020

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 29, 2020, 58,999,182 subordinate voting shares and 51,004,076 multiple voting shares were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended March 29, 2020, March 31, 2019 and March 31, 2018 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
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
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.

Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:

•	our ability to continue operating our business amid the societal and economic disruption caused by the global COVID-19 (as defined below) pandemic;

•	our ability to implement our growth strategies;

•	our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this Annual Report, which include, but are not limited to, the following risks:

•	global disruptions, including the ongoing COVID-19 pandemic significantly affecting numerous countries;

•	we may not be able to re-open our retail stores and our wholesale partners may not be able to re-open their retail stores by our peak selling season;

•	we may not open retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	an economic downturn may further affect discretionary consumer spending;

•	we may not be able to satisfy changing consumer preferences;

•	our indebtedness may adversely affect our financial condition;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	global political events, including the impact of political disruptions in Hong Kong and recent protests in many North American cities;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to procure high quality raw materials and certain finished goods globally;

•	our ability to forecast our inventory needs;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	our ability to manage our product distribution through our wholesale partners and international distributors;

•	the success of our new store openings;

•	the success of our expansion into Greater China;

•	the success of our marketing programs;

•	our ability to manage our exposure to data security and cyber security events;

•	the risk our business is interrupted because of a disruption at our headquarters;

•	fluctuations in raw material costs, interest rates and currency exchange rates; and

•	we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in Section 3.D of this Annual Report on Form 20-F titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
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
Risks Related to our Business
Our business has been and will continue to be adversely affected by the global coronavirus outbreak.
Our global operations, and those of the third parties upon whom we rely, are experiencing disruptions from the outbreak of the novel coronavirus ("COVID-19"). To date, they include mandatory and elective shut-downs of retail and manufacturing operations, and a decrease in discretionary consumer spending. We expect to continue to have material adverse impacts on our business, financial condition and results of operations as a result of the global COVID-19 pandemic.
These and other potential impacts make it more challenging for management to estimate the future performance of our business. While we cannot predict the specific impacts to our business, financial condition and results of operations, we do expect such impacts to be significantly negative. These impacts will depend on future developments, which are highly uncertain and out of our control, including, among others, the duration and intensity of the COVID-19 pandemic, as well as the subsequent resumption of business operations and recovery of discretionary consumer spending and tourism and business travel across the globe. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the additional risk factors below.

Our growth strategy involves expansion of our DTC channel, including retail stores and on-line, which may present risks and challenges.
Our business has evolved from one in which we only distributed products on a wholesale basis for resale by others to a multi-channel distribution model, which includes retail and online stores operated by us. As of March 29, 2020, our DTC channel includes 13 national e-commerce markets and 20 directly operated retail stores across North America, Europe, and Asia. In February 2020, we temporarily reduced operating hours for all of our retail locations in Mainland China, restoring normal operating hours in April 2020 with precautionary health measures in place, including wearing masks, temperature checks, and regular hand sanitization. Reduced operating hours put in place for our retail locations in Hong Kong as of April 2020 currently remain in effect. In March 2020, we temporarily closed all of our retail locations and production facilities in North America and Europe. As of June 2, 2020, other than our retail locations in Montreal, Canada, Paris, France and Milan, Italy, these retail locations currently remain closed. Our global DTC expansion has been the largest driver of operational and financial growth historically. We expect this to continue in the future.
Growing our e-commerce platforms and number of retail stores is essential to our future strategy. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-commerce platforms or retail store formats do not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations. Furthermore, with our increasing retail footprint, we are increasingly subject to risks relating to brick and mortar store locations, such as social distancing requirements implemented by local governments as well as mandatory or elective shut-downs due to the ongoing COVID-19 pandemic resulting in lower or no foot traffic, that we will be unable to secure new leases upon desirable terms, or that lower profitability levels at new or existing retail stores will adversely affect our margins.
We are also subject to different and evolving local laws and regulatory requirements in the various jurisdictions in which we operate retail stores and online stores. In particular, we are subject to different and evolving laws and orders governing social distancing, the operation and marketing of e-commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our global DTC expansion.
Our business depends on our strong brand, and if we are not able to maintain and enhance our brand we may be unable to sell our products, which would adversely affect our business.
The Canada Goose name and brand image are integral to the growth of our business, and to the implementation of our strategies for expanding our business. We believe that the brand image we have developed has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as product design, store openings and operations, marketing, e-commerce, community relations and employee training, and these investments may not be successful.
We anticipate that, as our business continues to expand into new markets and new product categories and as the market becomes increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the scarcity of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labour practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in performance luxury outerwear and to continue to offer a range of high quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability or financial condition.
A key element of our growth strategy is expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers. Our ability to successfully implement our growth strategy may be impacted by periods of mandatory store closures, voluntary or mandated social distancing and global economic contraction. Our brand is sold in 47 countries as of March 29, 2020 and we sold through 2,121 wholesale points of distribution during our Fall / Winter 2019 season. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our products as compared to traditional outerwear. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.
A downturn in the global economy, including as a result of the COVID-19 outbreak worldwide, will likely affect, and in the case of the COVID-19 outbreak, has substantially affected and will likely continue to affect, customer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.
Many factors affect the level of consumer spending for discretionary items including performance luxury outerwear. These factors include general economic conditions, interest and tax rates, the availability of consumer credit, disposable consumer income, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our performance luxury outerwear, tend to decline during recessionary periods when disposable income is lower. During our history, we have experienced recessionary periods, but we cannot predict the effect of future recessionary periods on our sales and profitability. A downturn in the economy in markets in which we sell our products may materially harm our sales, profitability and financial condition.
The ongoing COVID-19 pandemic has led to a general slow-down in the global economy and reduced the amount of discretionary income available for consumers to purchase our products. We have already seen significant decreases in consumer spending as a result of the COVID-19 pandemic, and such trends may continue. These circumstances have been amplified by the significant decline in global travel that has also occurred as a result of the COVID-19 pandemic. If periods of decreased consumer spending persist, our sales could decrease, and our financial condition and results of operations could be adversely affected.

Because our business is highly concentrated on a single, discretionary product category, performance luxury outerwear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.
Our business is not currently diversified and consists primarily of designing, manufacturing and distributing performance luxury outerwear. In fiscal 2020, our main product category, down-filled jackets, was made up of over 177 parka styles and 95 lightweight down styles. It represented the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from retail spending for our products would also have a material adverse effect on our results of operations.
In addition, we believe that continued increases in sales of performance luxury outerwear will largely depend on customers continuing to demand technical superiority from their products. If the number of customers demanding performance luxury outerwear does not continue to increase, or if our customers are not convinced that our products are more functional or stylish than other outerwear alternatives, we may not achieve the level of sales necessary to support new growth platforms and our ability to grow our business will be severely impaired.
Our indebtedness could adversely affect our financial condition.
As of March 29, 2020, we had $226.6 million of unused commitments under our Revolving Facility (as defined below) and no borrowings outstanding, had $159.3 million of term loans under our Term Loan Facility (as defined below), and had no amounts owing under the China Loan Facility (as defined below) for total indebtedness of $159.3 million. We also generally experience significant fluctuations in our aggregate indebtedness and working capital over our operating cycle due to the seasonality in our business. Our debt could have important consequences, including:

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
If we are unable to comply with these restrictions and covenants at times and to the extent they are applicable, including as a result of events beyond our control, we may risk an event of default under the credit facilities, which could accelerate the payment of any amounts then due, and limit our ability to incur future borrowings under the credit facilities, either of which could have a material adverse effect on our business. In addition, in light of the impacts to our ability to generate cash from operations as a result of the ongoing COVID-19 pandemic, our results may be further negatively impacted by our payment obligations (including interest) with respect to our outstanding borrowings under our Revolving Facility.
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
The market for outerwear is highly fragmented. We compete against a wide range of brands and retailers. Many of our competitors have significant competitive advantages, including larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, greater financial resources, more established research and development processes, a longer history of store development, greater marketing resources, more established distribution processes, and other resources which we do not have.
Our competitors may be able to achieve and maintain brand affinity and market share more quickly and effectively than we can. Many of our competitors have more established and diversified marketing programs, including with respect to promotion of their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand affinity using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we can, such as catalog sales or an extensive retail network, and many of our competitors have substantial resources to devote toward increasing sales in such ways.
We have grown rapidly in recent years. If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.
We have expanded our operations rapidly for many years and plan to continue our expansion efforts. Total revenue increased to $958.1 million for fiscal 2020 from $591.2 million for fiscal 2018, at a Compound Annual Growth Rate (“CAGR”) of 27.3%.
As we expect the impact of the ongoing COVID-19 pandemic on our business, financial condition and results of operations to be significantly negative, it is possible that growth of our operations and expansion efforts will be significantly delayed or non-existent. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, manufacturing and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other personnel. Continued or fluctuating growth could strain our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In order to continue to expand our DTC channel, we expect to add selling, general & administrative expenses to our cost base. These costs, which include lease commitments, headcount and capital assets, could result in decreased margins if we are unable to drive commensurate DTC revenue growth.
Our financial performance is subject to significant seasonality and variability, which could cause the price of our subordinate voting shares to decline.
Our business is affected by a number of factors common to our industry and by other factors specific to our business model, which drive seasonality and variability. Historically, key metrics, including those related to our growth, profitability and financial condition, have fluctuated significantly across fiscal periods. We expect this to continue in the future, although the patterns of this seasonality, in light of the COVID-19 pandemic, may shift substantially as compared to historical trends in the near term.
Consumer purchases of down-filled jackets are heavily concentrated in the Fall / Winter season. As a result, the majority of our DTC revenue is recognized in the third and fourth fiscal quarter. Our wholesale revenue is weighted earlier in the second and third fiscal quarters, when most orders are shipped to wholesale partners.
At the consolidated level, our revenue is concentrated in the second and third fiscal quarters, while our operating costs are more evenly distributed throughout the year. In fiscal 2020, these two quarters represented 77.9% of total revenue. We have historically experienced reduced or negative net income in our first and fourth fiscal quarters, where we have significantly less revenue to offset our cost base. We expect our expanding DTC channel to continue increasing as a percentage of total revenue, resulting in a growing proportion of our revenue occurring during the third and fourth fiscal quarters.
Guided by expected demand in both channels, we manufacture on a linear basis throughout the fiscal year, while adding capacity to our manufacturing network, resulting in the buildup and staging of inventory for future periods. As we have moved more production in-house, we have also created an inventory buffer ahead of demand and to support the planned rationalization of third-party manufacturing capacity. These dynamics cause significant fluctuations in our working capital, cash conversion, and leverage throughout the fiscal year. At certain points in time, our inventory has increased at a significantly higher rate than our historical revenue growth in the same period.
Conversely, while we maintain a general surplus of inventory, it is possible that we will experience delays or not be able to fulfill orders generally or for specific inventory as a result of transitioning our eight manufacturing facilities in March 2020 to producing personal protective equipment (“PPE”) for frontline healthcare workers in Canada as a result of the COVID-19 pandemic. We are not experienced in the production, distribution and sale of PPE and our participation in these highly regulated activities may result in increased costs, liabilities or other unforeseen consequences that could have a negative impact on our business. If we continue to produce PPE after resuming production of outerwear, it is possible that our production capacity will be reduced even after outerwear production resumes.
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
Our success depends, in part, on our ability to attract new customers. In order to expand our customer base, we must appeal to and attract consumers who identify with our brand and products. We have made significant investments in enhancing our brand and attracting new customers. We expect to continue to make significant investments to promote our current products to new customers and new products to current and new customers, including through our e-commerce platforms and retail store presence. Such marketing investments can be expensive and may not result in increased sales. Further, as our brand becomes more widely known, we may not attract new customers as we have in the past. If we are unable to attract new customers, we may not be able to increase our sales.
Our business may be adversely affected by global climate change trends.
A significant portion of our business is highly dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global weather patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility, which could have an adverse effect on our financial condition, results of operations or cash flows.
Our plans to improve and expand our product offerings may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.
In addition to our global DTC expansion plans, we are growing our business by expanding our product offerings outside down-filled jackets, including windwear, rainwear, knitwear and footwear. The principal risks to our ability to successfully carry out our plans to expand our product offering include:

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
In addition, our ability to successfully carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns (including reductions in discretionary consumer spending as a result of the COVID-19 pandemic) and changes in consumer preferences and styles. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could negatively impact our competitive position and reduce our revenue and profitability.
Unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer.
Our future growth depends in part on our expansion efforts outside of North America, including in developing markets. We have limited experience with regulatory environments and market practices outside of this region, and we may not be able to penetrate or successfully operate in any new market, as a result of unfamiliar regulation or other unexpected barriers to entry. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. In developing markets, potential challenges include relatively higher risk of political instability, economic volatility, crime, corruption and social unrest. For example, the political disruptions in Hong Kong which began in 2019 negatively impacted our customers and employees in Hong Kong, reduced consumer spending, and adversely impacted our business and results of operations in Hong Kong. Such challenges may be exacerbated in many cases by uncertainties regarding how local law is applied and enforced, and with respect to judiciary and administrative mechanism. Furthermore, global events such as pandemics, the related governmental, private sector and individual consumer responsive actions and any subsequent waves of outbreaks of COVID-19 after the management of the initial outbreak, could reduce store traffic and consumer spending, result in temporary or permanent closures of stores, offices, and factories, and could negatively impact the flow of goods. For example, in response to the ongoing COVID-19 pandemic, local and national governments in many countries have implemented regional quarantines and mandated the closure of nonessential businesses, which has halted store traffic in certain markets and significantly disrupted consumer spending.
We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our outerwear by customers in these new international markets. Our failure to develop our business in new international markets or disappointing growth or inadequate management of risks outside of existing markets could harm our business and results of operations.
We rely on a limited number of third-party suppliers to provide high quality raw materials.
Our products require high quality raw materials, including cotton, polyester, wool, down and coyote fur. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason, including delays caused by the ongoing COVID-19 pandemic, could negatively impact our ability to fulfill orders and have an adverse impact on our financial results.
In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters, public health emergencies or other catastrophic occurrences. Our supply of fabrics and raw materials, for example, could be disrupted by the impact of the ongoing COVID-19 pandemic, and the related government and private sector responsive actions such as border closures, restrictions on product shipments, and travel restrictions. A significant slowdown in the retail industry as a whole as a result of the ongoing COVID-19 pandemic, may also result in bankruptcies or permanent closures of some of our suppliers and third party vendors. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards.
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
We generally do not enter into long-term formal written agreements with our suppliers, and typically transact business with our suppliers on an order-by-order basis. There can be no assurance that there will not be a disruption in the supply of raw materials and certain finished goods from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labour and other ethical practices. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products, including as a result of the COVID-19 pandemic, could have an adverse effect on our ability to meet customer demand for our products and result in lower revenue and operating income both in the short and long-term.
Our business and results of operations could be harmed if we are unable to accurately forecast demand for our products.
To ensure adequate inventory supply, we forecast inventory needs, which are subject to seasonal and quarterly variations in consumer demand. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product. Our ability to forecast accurately has become increasingly important as we have expanded our DTC channel globally and could be affected by many factors outside of our control, including an increase or decrease in consumer demand for our products or for products of our competitors, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and, therefore, consumer spending in the sector (for example, because of unexpected effects on inventory supply and consumer demand caused by the current COVID-19 pandemic), and weakening of economic conditions or consumer confidence in future economic conditions. In our wholesale channel, a majority of orders delivered in a given fiscal year are received in the prior fiscal year, enabling us to manufacture inventory relative to a defined order book. In the DTC channel, we manufacture according to our forecasts of consumer demand. As we have moved more production in-house, we have created an inventory buffer ahead of demand and to support the planned rationalization of third-party manufacturing capacity. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The impact of an overestimation is expected to increase as a larger portion of our sales comes through our DTC channel, and as we expand our product offerings. If we underestimate the demand for our products, we may not be able to produce products to meet our wholesale partner requirements, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and wholesale partner relationships. In addition, failures to accurately predict the level of demand for our products could harm our profitability and financial condition.
If we are unable to establish and protect our trademarks and other intellectual property rights, counterfeiters may produce copies of our products and such counterfeit products could damage our brand image.
We expect that there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge, seeking to benefit from the consumer demand for Canada Goose products. These counterfeit products do not provide the functionality of our products and we believe they are of substantially lower quality, and if customers are not able to differentiate between our products and counterfeit products, this could damage our brand image. In order to protect our brand, we devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. We actively pursue entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. In spite of our efforts, counterfeiting still occurs and, if we are unsuccessful in challenging a third-party’s rights related to trademark, copyright or other intellectual property rights, this could adversely affect our future sales, financial condition and results of operations. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future or that we will be able to identify and pursue all counterfeiters who may seek to benefit from our brand.
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
As of March 29, 2020, less than 7% of our employees are members of labour unions, comprised of employees at 3 of our 8 in-house manufacturing facilities. The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
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
Further, the risks to our business due to a pandemic or other public health emergency, such as the ongoing COVID-19 pandemic, include risks to employee health and safety, prolonged restrictive measures put in place in order to control the crisis and limitations on travel, which may result in temporary shortages of staff or unavailability of certain employees or consultants with key expertise or knowledge of our business and, impact on workforce productivity.
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
Our information technology systems and vendors also may be vulnerable to damage or interruption from circumstances beyond our or their control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. For example, we have implemented a work-from-home policy due to the COVID-19 outbreak for our corporate workforce in North America and Europe. This increase in working remotely could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations. We maintain disaster recovery procedures intended to mitigate the risks associated with such events, but there is no guarantee that these procedures will be adequate in any particular circumstance. As a result, such an event could materially disrupt, and have a material adverse effect on, our business.
We partially depend on our wholesale partners to display and present our products to customers in our wholesale channel, and our failure to maintain and further develop our relationships with our wholesale partners could harm our business.
We sell our products in our wholesale channel either directly or indirectly, through distributors and to wholesale partners. Our wholesale partners service customers by stocking and displaying our products, and explaining our product attributes. Our relationships with these partners are important to the authenticity of our brand and the marketing programs we continue to deploy. Our failure to maintain these relationships with our wholesale partners or financial difficulties experienced by these wholesale partners could harm our business.
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

If we lose any of our wholesale partners, or if they reduce their purchases of our existing or new products, or their number of stores or operations are reduced, or they promote products of our competitors over ours, or they suffer financial difficulty or insolvency, our sales would be harmed. The recent decline in the overall retail sector, including ongoing disruptions related to COVID-19, has been challenging for our wholesale partners. Further, our ability to secure credit insurance may be negatively impacted due to the COVID-19 pandemic, resulting in us undertaking additional risk related to collecting payments from our wholesale partners on time, or at all. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our wholesale partners and may cause such partners to reduce or discontinue orders of our products or be unable to pay us for products they have purchased from us. This has caused us to negotiate shortened payment terms and reduce credit limits in certain cases. If the overall retail environment continues to decline or if one or more of our wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
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
We cannot assure you that our wholesale partners will continue to purchase and carry our products in accordance with current practices or carry any new products that we develop particularly in light of the ongoing COVID-19 pandemic. A significant slowdown in the retail industry as a whole as a result of pandemics or other public health emergencies, such as the COVID-19 pandemic, has resulted in and may continue to result in bankruptcies or permanent closures of some of our wholesale partners. If these risks occur, they could harm our brand as well as our results of operations and financial condition.
Our marketing programs, e-commerce initiatives and use of customer information are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.
We collect, process, maintain and use data, including sensitive information on individuals, available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain and use this information, and our ability to do so is subject to evolving and increasingly demanding international, U.S., Canadian, European and other laws and enforcement trends. For example, the European Union’s comprehensive General Data Privacy Regulation (the "GDPR"), which became fully effective in May 2018. The GDPR requires companies to satisfy new requirements regarding the handling of personal and sensitive data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. Failure to comply with GDPR requirements could result in significant penalties. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business.
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
Our on-line activities, including our e-commerce websites, also may be subject to denial of service or other forms of cyber attacks. While we have taken measures we believe are reasonable to protect against those types of attacks, those measures may not adequately protect our on-line activities from such attacks. If a denial of service attack or other cyber event were to affect our e-commerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation may be adversely affected. Additionally, new and evolving data protection legislation such as the GDPR impose new requirements such as shorter notification timeframes that could increase the risks associated with data security breaches.
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
All of our significant business functions reside at our headquarters in Toronto, Canada. Events such as public health emergencies, including the ongoing COVID-19 pandemic, extreme local weather, natural disasters, transportation strikes, acts of terrorism, significant economic disruptions or unexpected damage to the facility have resulted and could result in an unexpected disruption to our business as a whole. If a disruption of this type should occur, our ability to conduct our business could be adversely affected or interrupted entirely and adversely affect our financial and operating results.
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
There can be no assurance we will be able to detect, prevent, or fix all defects that may affect our products. Failure to detect, prevent, or fix defects, or the occurrence of real or perceived quality, health or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls, and credit, warranty or other claims, among others, which could harm our brand, sales, profitability and financial condition. We stand behind every Canada Goose product with a warranty against defects with reasonable use, for the expected lifetime of the product. Because of this comprehensive warranty, quality problems could lead to increased warranty costs, and divert the attention of our manufacturing facilities. Such problems could hurt our premium brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.
Our business could be adversely affected by protestors or activists.
We have been the target of protestors and activists in the past, and may continue to be in the future. Our products include certain animal products, including goose and duck down in all of our down-filled parkas and coyote fur on the hoods of some of our parkas, which has drawn the attention of animal welfare activists. We have been, and may in the future, also be impacted by widespread protests such as the protests related to economic justice in France beginning in 2018, the political disruptions in Hong Kong beginning in 2019 and the recent protests that have occurred in many North American cities.
Protestors can disrupt sales at our stores, cause or prolong store closures, and lead to property damage. Protestors can also use social media or other campaigns to sway public opinion against our products. In addition, such activism could influence laws or regulations applicable to the jurisdictions in which we operate, including laws and regulations related to the use of animal by-products. If any such activists are successful, our sales and results of operations may be adversely affected.

The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.
The raw materials used in our supply chain include synthetic fabrics and natural products, including cotton, polyester, down and coyote fur. Significant price fluctuations or shortages in the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. In particular, in our experience, pricing for fur products tends to be unpredictable. If we are unable to secure coyote fur for our jackets at a reasonable price or in accordance with our standards, we may have to alter or discontinue selling some of our designs, or attempt to pass along the cost to our customers, any of which could adversely affect our results of operations and financial condition. Furthermore, any fluctuations or shortages in the availability of reclaimed coyote fur may delay plans to use only reclaimed fur in our outerwear starting in 2022.
Additionally, increasing costs of labour, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labour, freight and energy, (for example, because of the unexpected disruption of movement of freight caused by the ongoing COVID-19 pandemic) they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing, which could adversely affect our results of operation and financial condition.
Fluctuations in foreign currency exchange rates could harm our results of operations as well as the price of our subordinate voting shares.
The presentation currency for our consolidated financial statements is the Canadian dollar. Because we recognize sales in U.S. dollars, Euros, British pounds, Swiss francs, Hong Kong dollars and Chinese yuan, if any of these currencies weakens against the Canadian dollar it would have a negative impact on our local operating results upon translation of those results into Canadian dollars for the purposes of financial statement consolidation. Although we engage in short-term hedging transactions for a portion of our foreign currency denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, including those fluctuations derived from the broader impact on the global economy caused by the ongoing COVID-19 pandemic, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates. Significant variations in foreign exchange rates may also make hedging contracts ineffective for hedge accounting purposes in future periods.
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
As a prominent Canadian brand, geopolitical events that involve Canada may have an impact on our business and share price. In addition, our brand and Canadian heritage may be detrimental to the company in the context of geopolitical disputes aimed at Canada or actors or situations with significant actual or perceived connection to Canada. We sell a significant portion of our products to customers outside of Canada and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business and consolidated financial statements. Recent events, including the U.S. presidential election and “Brexit” in the U.K., have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, in November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (“USMCA”) (in Canada, known as the Canada-United-States-Mexico Agreement (“CUSMA”), which succeeds the North American Free Trade Agreement (“NAFTA”). USMCA/CUSMA has been ratified by the legislature of each of the United States, Canada and Mexico. The impact of USMCA/CUSMA on our business and operations is uncertain. In addition, beginning in 2018, the U.S. imposed tariffs on certain imports from China and other countries, resulting in retaliatory tariffs by China and other countries. In January 2020, a “Phase One” agreement was signed between the United States and China reducing or removing certain tariffs, but negotiations remain ongoing, the outcome of which is uncertain. This uncertainty and potential governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the Canadian, U.S. or world economy or certain sectors thereof and, thus, to adversely impact our business.
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
Our business requires compliance with many laws and regulations, including labour and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties. We have in the past and may become involved in legal proceedings or audits, including government and agency investigations, and consumer, employment, tort and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.
We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.
Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, public health emergencies, human errors and similar events.
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
Any failure to maintain effective internal control over financial reporting could have a material adverse effect on our ability to produce accurate and timely financial statements, which could harm our operating results, financial condition, and cash flows, our ability to operate our business and our reputation.
The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and to expend resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The measures we take may not be sufficient to satisfy our obligations as a public company and if we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations.
We previously disclosed in our Annual Report on Form 20-F for the year ended March 31, 2019, material weaknesses in our internal control over financial reporting primarily related to control deficiencies within various aspects of our control environment. As a result of these control deficiencies, we concluded that our internal control over financial reporting was not effective for the fiscal year ended March 31, 2019. During fiscal 2020, we completed a series of actions and measures that effectively remediated the previously disclosed material weakness and concluded that as of March 29, 2020 our internal control over financial reporting was effective. See Item 15. - “Controls and Procedures” of this Annual Report. We cannot provide assurances that material weaknesses or significant deficiencies will not occur in the future and that we will be able to remediate such weaknesses or deficiencies in a timely manner, which could have a material adverse effect on our ability to produce accurate and timely financial statements, which could harm our operating results, financial condition, and cash flows, our ability to operate our business and our reputation.
If we identify any material weakness in the future, it could negatively impact the company’s ability to prepare its future financial statements in conformity with IFRS. If the company were unable to prepare its future financial statements in conformity with IFRS, we may be unable to report our financial results accurately, which could increase operating costs, trigger an event of default under our credit agreements and harm our business, including our investors’ perception of our business, our share price and our ability to finance our operations.
Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in our share price.
Reporting obligations as a public company and our anticipated growth have placed and are likely to continue to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls. If any material weaknesses in our internal controls are identified in the future, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in our share price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other exchange on which our subordinate voting shares may be listed. Delisting of our subordinate voting shares from any exchange would reduce the liquidity of the market for our subordinate voting shares, which would reduce the price of our subordinate voting shares and increase the volatility of our share price.
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
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of March 29, 2020, shareholders who hold multiple voting shares (Bain Capital and our President and Chief Executive Officer (including their respective affiliates)), together hold approximately 89.6% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.
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
We are currently controlled by Bain Capital. As of March 29, 2020, Bain Capital beneficially owned approximately 60.5% of our outstanding multiple voting shares, or approximately 54.3% of the combined voting power of our multiple voting and subordinate voting shares outstanding. In addition, our President and Chief Executive Officer beneficially owns approximately 39.5% of our outstanding multiple voting shares, or approximately 35.4% of the combined voting power of our outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation, notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares we may continue to be a controlled company so long as an entity controlled by our President and Chief Executive Officer continues to hold multiple voting shares.
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
We are a controlled company within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

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
Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. Additionally, the current U.S. administration has introduced greater uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between the United States and other countries. Major developments in tax policy or trade relations, such as the renegotiation of the North American Free Trade Agreement or the imposition of unilateral tariffs on imported products, could have a material adverse effect on our growth opportunities, business and results of operations.
The U.S. legislation commonly known as the Tax Cuts and Jobs Act comprehensively changed the U.S. federal income tax system. This law and related future legislation, regulations and rulings could adversely affect the U.S. federal income tax treatment of us and the U.S. Holders of our subordinate voting shares. The interpretation and application of many provisions of this law are unclear. U.S. Holders should consult their own tax advisors in that regard.
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
We are deeply involved in every stage of our business as a designer, manufacturer, distributor and retailer of outerwear, knitwear and accessories for men, women and children. This vertically integrated business model allows us to directly control the quality of our products while capturing higher margins. As of March 29, 2020, our products are sold through our DTC channel, which has e-commerce operations in 13 countries and 20 retail stores, and our wholesale channel, which is comprised of select wholesale partners and distributors in 47 countries.
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
Proudly made in Canada. Our Canadian heritage and commitment to local manufacturing are at the heart of our business and brand. While many companies in our industry outsource to offshore manufacturers, we are deeply committed to producing our core down-filled jackets in Canada. We believe that our recognized Made-in-Canada leadership is valued by our customers and difficult to replicate.
Vertically integrated. We directly control the design, innovation, development, engineering and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver superior product quality. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with third party sub-contractors. This gives us distinct advantages including the ability to scale our operations and achieve higher margins.
Multi-channel distribution. Our distribution strategy allows us to reach customers how and where they want to shop, through two distinct and complementary channels. In our most important markets, our DTC channel allows us to have direct and unfiltered relationships with our customers, while realizing more favourable margins. In a world that is increasingly digital, our e-commerce platform is strong and dynamic, offering the full breadth of our product offering, available anytime. The response to our retail stores, which we began opening in the Fall of 2016, has also demonstrated that our customers value physical and immersive experiences, such as our cold rooms, in an exceptional service environment. We are also evaluating and experimenting with omni-channel elements in our retail stores. This includes the Journey at CF Sherway Gardens in Toronto, which combines guided digital and physical experiences with inventory-free online shopping and same-day home delivery. Canada Goose also recognizes that many consumers value shopping in multi-brand environments. Our complementary wholesale channel, which represented 2,121 points of distribution during the Fall / Winter 2019 season, plays an important role in our business, extending the reach and influence of our distribution. We work closely with our curated network of best-in-

class partners and distributors, to ensure the highest standards of customer experience and brand storytelling.
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
Enhance our wholesale network. With a focus on providing a compelling and consistent brand experience, we plan to strengthen our relationships with best-in-class wholesale partners and distributors, while strategically editing down total points of distribution. Through a wide range of collaborations in areas such as assortment planning, merchandising, creative content, events and campaigns, we are working closely with our wholesale network to build awareness and affinity for the long term, while driving traffic and full price sell through.
Continue our DTC rollout. Since opening our first e-commerce site in Canada in August of 2014, we have achieved annual DTC revenue of $525.0 million in fiscal 2020, which represents 54.8% of total revenue. Alongside our complementary wholesale channel, we intend to continue expanding our retail stores and e-commerce operations on a global basis.
Drive higher penetration globally. While we plan to continue expanding our business in Canada, we have a larger long-term opportunity globally. In recent years, we have had early success developing a wide range of geographies including the United States, the United Kingdom and Greater China. Building on this momentum, we plan to drive further penetration gains in major international markets where we already enjoy strong demand, through brand building and distribution expansion.

The following table presents our revenue in each of our geographic segments over the past three fiscal years:

In CAD $millions	Fiscal year ended			'18 - '20
	March 29, 2020	March 31, 2019	March 31, 2018	CAGR
Canada	293.1	293.3	228.8	13.2%
United States	279.0	251.1	184.2	23.1%
Asia	199.9	112.1	36.1	135.3%
Europe and Rest of World	186.1	174.0	142.1	14.4%
Total	958.1	830.5	591.2	27.3%
Canada, which is our most developed market in terms of brand affinity and distribution, was our largest geographic segment by revenue in fiscal 2020. Comparatively, in the United States and our Rest of World segment, which is comprised of key markets in Western Europe and Asia, we estimate that the addressable populations of potential local and travelling Canada Goose consumers are much larger. This is supported by broader luxury outerwear and apparel spending levels in these regions. With penetration at an earlier stage of development in these markets, we believe that we have substantial runway to increase the size of our business globally.
Enhance and expand our product offering. As a product-led, function-first brand we will continue to evolve and expand our product offering across styles, uses and climates. Giving people new ways to experience Canada Goose builds deeper brand loyalty, drives higher penetration and expands our geographic appeal.
Fall / Winter. While our long-standing styles continue to grow, we are also broadening our jacket offering through innovation and new styles. With outerwear becoming a more prominent part of wardrobes, we intend to continue responding to demand for more choice and variety with new down-filled jackets that address a wider range of silhouettes, colours, fits, uses and weather conditions.
Spring. We plan to continue successfully building out our Spring collections in categories such as lightweight down, rainwear and windwear. While keeping our customers warm, comfortable and protected across three seasons, these extensions also increase our relevance in markets with more temperate climates.
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
Drive higher margins. As we scale our business, we plan to continue leveraging our brand and business model to drive operational efficiencies and higher margins in the following ways:
Channel mix. As our mix further shifts towards the DTC channel, we expect to continue to capture incremental gross margin and realize higher operating margins. A jacket sale in our DTC channel provides significantly greater contribution to segment operating income as compared to a sale of the same product in our wholesale channel.
Price optimization. We believe that we have a significant degree of pricing power with our products and we plan to continue optimizing our pricing to capture their full value to consumers. In addition, we intend to continue offering new styles at higher price points, which is incrementally beneficial to gross margin over the longer term as volumes and production efficiencies scale.
Manufacturing. We intend to continue increasing in-house domestic jacket production relative to third-party manufacturing to realize efficiencies, with efficiencies over time expected to offset the price inflation of inputs to manufacturing, and capture incremental gross margin to fund strategic investments in new product. In fiscal 2020, 53% of total down-filled jacket production was in-house, as compared to 47% in fiscal 2019.
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
In 2019, we committed to the Responsible Down Standard (“RDS”) and we intend to be 100% RDS-certified by 2021. The RDS aims to ensure that down and feathers come from animals that have not been subjected to unnecessary harm. Under this standard, Canada Goose will join with other brands and supply chain members to respect the Five Freedoms (as referenced by the RDS) of the animals that provide the down and feathers in our garments.
For five decades, our parkas have featured wild coyote fur sourced from western Canada and the United States. Natural fur provides functionality in extreme environments and is an integral feature of authentic Arctic outerwear. In 2020, Canada Goose announced a bold new initiative that will introduce reclaimed fur into our supply chain. We plan to begin making parkas using reclaimed fur and end the purchasing of new fur in 2022. Customers should begin to see reclaimed fur in some of our products as early as Fall 2022.
As of March 29, 2020, we operate eight Canada Goose manufacturing facilities in Toronto, Winnipeg and Greater Montreal and one Baffin manufacturing facility in Stoney Creek, Ontario. As of March 29, 2020, we also work with 22 Canadian subcontractors and 8 international manufacturing partners who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories. We have been recognized by the Government of Canada for supporting the apparel manufacturing industry in Canada.
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
(Ontario)
Baffin Limited
(Ontario)
Canada Goose International Holdings Limited
(UK)
Canada Goose US, Inc.
(Delaware)
Baffin US, Inc.
(Delaware)
Canada Goose France Retail SAS
(France)
Canada Goose International AG
(Switzerland)
Canada Goose UK Retail Limited
(UK)
Canada Goose Services Limited
(UK)
Canada Goose Italy Retail S.r.l.
(Italy)
Canada Goose Asia Holdings Limited
(Hong Kong)
CG (Shanghai) Trading Co., Ltd.
(Shanghai)
Canada Goose HK Limited
(Hong Kong)

D.    Property, Plants and Equipment
We maintain leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order.
In Canada, we lease 19 properties, comprised of nine retail stores, one office, showroom and manufacturing facility, seven additional manufacturing facilities, one warehouse and one logistics facility. Our manufacturing, warehouse and logistics properties range in size from 50,000-170,000 square feet. In the United States, we lease six properties comprised of five retail stores and one office and showroom. In Europe, we lease four properties comprised of three retail stores and one office and showroom. In Asia, we lease nine properties comprised of six retail stores and three offices.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following tables set forth our selected consolidated financial data. The selected historical consolidated financial data below should be read in conjunction with our Annual Financial Statements (Item 18), as well as Item 4. - “Information on the Company” of this Annual Report.
We have derived the statements of operations data for the years ended March 29, 2020, March 31, 2019 and March 31, 2018 and the consolidated financial position information as at March 29, 2020 and March 31, 2019 from our Annual Financial Statements included elsewhere in this Annual Report. The statements of operations data for the years ended March 31, 2017 and March 31, 2016 and the consolidated financial position information as at March 31, 2018, March 31, 2017, and March 31, 2016 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. Our Annual Financial Statements have been prepared in accordance with IFRS and are presented in millions of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

	For the year ended
CAD $ millions (except per share data)	March 29, 2020	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2016
Statement of Operations Data:
Revenue	958.1	830.5	591.2	403.8	290.8
Cost of sales	364.8	313.7	243.6	191.7	145.2
Gross profit	593.3	516.8	347.6	212.1	145.6
Selling, general and administrative expenses	350.5	302.1	200.1	165.0	100.1
Depreciation and amortization	50.7	18.0	9.4	6.6	4.5
Operating income	192.1	196.7	138.1	40.5	41.0
Net interest and other finance costs	28.4	14.2	12.9	10.0	8.0
Income before income taxes	163.7	182.5	125.2	30.5	33.0
Income tax expense	12.0	38.9	29.1	8.9	6.5
Net income	151.7	143.6	96.1	21.6	26.5
Other comprehensive income (loss)	2.8	0.7	(1.8)	(0.6)	(0.7)
Total comprehensive income	154.5	144.3	94.3	21.0	25.8
Earnings per share
Basic	$1.38	$1.31	$0.90	$0.22	$0.26
Diluted	$1.36	$1.28	$0.86	$0.21	$0.26
Weighted average number of shares outstanding
Basic	109,892,031	109,422,574	107,250,039	100,262,026	100,000,000
Diluted	111,168,788	111,767,584	111,519,238	102,023,196	101,692,301

CAD $ millions	March 29, 2020	March 31, 2019	March 31, 2018	March 31, 2017	March 31, 2016
Financial Position Information:
Cash	31.7	88.6	95.3	9.7	7.2
Net working capital (1)	327.1	188.0	72.1	89.2	97.5
Total assets	1,112.7	725.4	548.4	380.9	353.0
Total non-current liabilities	391.2	189.7	171.2	170.4	160.3
Shareholders' equity	520.2	399.1	243.6	146.1	142.7

(1)	Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the fourth quarter and year ended March 29, 2020
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated June 2, 2020 and provides information concerning our results of operations and financial condition for the fourth quarter and year ended March 29, 2020 (“fiscal 2020”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the year ended March 29, 2020 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F.
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	our ability to continue operating our business amid the societal and economic disruption caused by the global COVID-19 (as defined below) pandemic;

•	our ability to implement our growth strategies;

•	our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:

•	global disruptions, including the ongoing COVID-19 pandemic significantly affecting numerous countries;

•	we may not be able to re-open our retail stores and our wholesale partners may not be able to re-open their retail stores by our peak selling season;

•	we may not open retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	an economic downturn may further affect discretionary consumer spending;

•	we may not be able to satisfy changing consumer preferences;

•	our indebtedness may adversely affect our financial condition;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	global political events, including the impact of political disruptions in Hong Kong and recent protests in many North American cities;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to procure high quality raw materials and certain finished goods globally;

•	our ability to forecast our inventory needs;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	our ability to manage our product distribution through our wholesale partners and international distributors;

•	the success of our new store openings;

•	the success of our expansion into Greater China;

•	the success of our marketing programs;

•	our ability to manage our exposure to data security and cyber security events;

•	the risk our business is interrupted because of a disruption at our headquarters;

•	fluctuations in raw material costs, interest rates and currency exchange rates; and

•	we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this

MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Annual Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to euros, “CHF” refer to Swiss francs, “CNY” refer to Chinese yuan, ”RMB” refer to Chinese renminbi and “HKD” refer to Hong Kong dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Annual Financial Statements are presented in millions of Canadian dollars.
All references to “fiscal 2018” are to the Company’s year ended March 31, 2018; to “fiscal 2019” are to the Company’s year ended March 31, 2019; to “fiscal 2020” are to the Company’s year ended March 29, 2020; and to “fiscal 2021” are to the Company’s year ending March 28, 2021.
CHANGE IN FISCAL YEAR EFFECTIVE APRIL 1, 2019
Effective April 1, 2019, the Company changed its fiscal year from a calendar basis of twelve months ended March 31 to a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. The additional week in a 53 week fiscal year is added to the fourth quarter. The Company's first 53 week fiscal year will occur in 2022. Fiscal 2020 comprises four fiscal quarters ending on June 30, 2019, September 29, 2019, December 29, 2019 and March 29, 2020. The Company has not adjusted financial results for quarters prior to fiscal 2020. In the Annual Financial Statements and in this MD&A, the term "fourth quarter ended March 29, 2020" refers to the 13 week period ended March 29, 2020 (91 days) and the term “fourth quarter ended March 31, 2019” refers to the three months ended March 31, 2019 (90 days). The term "year ended March 29, 2020” refers to the 52-week period ended March 29, 2020 (364 days), the term “year ended March 31, 2019” refers to the twelve months ended March 31, 2019 (365 days), and the term “year ended March 31, 2018” refers to the twelve months ended March 31, 2018 (365 days).

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the years ended March 29, 2020, March 31, 2019 and March 31, 2018 and the fourth quarters ended March 29, 2020 and March 31, 2019, and expresses the percentage relationship to revenues of certain financial statement captions. See “Results of Operations” for additional details and for the comparison discussions between the years ended March 29, 2020 and March 31, 2019. For the comparison discussions between the years ended March 31, 2019 and March 31, 2018, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended March 31, 2019, filed with the SEC on May 29, 2019.

CAD $ millions (except per share data)	For the year ended			For the fourth quarter ended
	March 29, 2020	March 31, 2019	March 31, 2018	March 29, 2020	March 31, 2019
Statement of Operations data:
Revenue	958.1	830.5	591.2	140.9	156.2
Gross profit	593.3	516.8	347.6	93.6	102.4
Gross margin	61.9%	62.2%	58.8%	66.4%	65.6%
Operating income	192.1	196.7	138.1	(17.2)	11.7
Net income	151.7	143.6	96.1	2.5	9.0
Earnings per share
Basic	$1.38	$1.31	$0.90	$0.02	$0.08
Diluted	$1.36	$1.28	$0.86	$0.02	$0.08
Other data:(1)
EBIT	192.1	196.7	138.1	(17.2)	11.7
Adjusted EBIT	207.4	206.9	136.4	(9.7)	13.0
Adjusted EBIT margin	21.6%	24.9%	23.1%	(6.9)%	8.3%
Adjusted net income (loss)	147.2	151.6	94.1	(13.3)	10.0
Adjusted net income (loss) per basic share	$1.34	$1.39	$0.88	$(0.12)	$0.09
Adjusted net income (loss) per diluted share	$1.32	$1.36	$0.84	$(0.12)	$0.09

CAD $ millions	March 29, 2020	March 31, 2019	March 31, 2018
Financial Position:
Cash	31.7	88.6	95.3
Net working capital (1)	327.1	188.0	72.1
Total assets	1,112.7	725.4	548.4
Total non-current liabilities	391.2	189.7	171.2
Shareholders' equity	520.2	399.1	243.6

(1)
EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income (loss), adjusted net income (loss) per basic and diluted share, and net working capital are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Segments
Canada Goose reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. Our DTC segment includes sales to customers through our 13 national e-commerce markets and 20 directly operated retail stores across North America, Europe, and Asia. Through our wholesale segment, we sell to a mix of retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors.
In the fourth quarter of fiscal 2020, the Company revised the previous Unallocated segment to the Other segment. The Other segment includes sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and selling, general and administrative expenses not directly allocated to the DTC or Wholesale segments. The Other segment includes the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations. It also includes overhead costs resulting from the temporary closure of our manufacturing facilities in March 2020 due to COVID-19. Comparative information has been restated to conform with the presentation adopted in the current year.
Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.

•
COVID-19 pandemic. The ongoing COVID-19 pandemic is significantly affecting countries in which we operate. The measures aimed at limiting its expansion include government orders that require the closure of non-essential businesses and people to remain at home in Canada, the United States, and in many other countries globally. In February 2020, we temporarily reduced operating hours for all of our retail locations in Mainland China. Although normal operating hours for these locations were restored in April 2020, with precautionary health measures in place, traffic trends remain below pre-pandemic levels. Reduced operating hours put in place for our retail locations in Hong Kong as of April 2020 currently remain in effect. In March 2020, we temporarily closed all of our retail locations in North America and Europe as well as our North American manufacturing facilities. Other than our retail locations in Montreal, Canada, Paris, France and Milan, Italy, these retail locations currently remain closed. Further openings are being evaluated on a staged region-by-region basis, based on regulatory guidelines and supporting traffic trends as well as the health and safety of employee and guests. In April 2020, we partially reopened our eight manufacturing facilities across Canada for the domestic production of personal protective equipment (“PPE”). We have also experienced a significant reduction to wholesale shipments due to COVID-19 disruptions to partner operations. We expect these circumstances to have significant adverse consequences on our results of operations for the first quarter of fiscal 2021 and these circumstances are likely to negatively impact future fiscal periods as disruptions and prolonged consequences associated with the COVID-19 pandemic continue. Prolonged disruptions could also affect our ability to procure raw materials and certain finished goods globally and have delayed and may further delay or reduce our DTC expansion plans.

During fiscal 2020, we created an inventory buffer ahead of demand and to support the planned rationalization of third-party manufacturing capacity as we move more production in-house. These elevated finished goods inventory levels enable the Company to conserve cash and meet demand in the short-term as stores re-open and we undertake a staggered and gradual resumption of production.
In addition, our liquidity position is enhanced by available borrowing capacity, the calculation of which includes inventory, from our senior secured asset-based revolving credit facility (the

“Revolving Facility”) and the uncommitted loan facility in China (the “Short-term Borrowings”). As of May 26, 2020, the Revolving Facility also includes the first-in, last-out revolving facility (“FILO Revolving Facility”). Refer to the “Financial Condition, Liquidity and Capital Resources” and “Subsequent Events” sections of this MD&A for additional details.

•
Global political events and other disruptions. We are conscious of risks related to social, economic and political instability, including geopolitical tensions, regulatory matters, market volatility and social unrest that are affecting consumer spending in certain countries and travel corridors. We have been, and may in the future, be impacted by widespread protests such as the political disruptions in Hong Kong which began in 2019 and the recent protests that have occurred in many North American cities. The events in Hong Kong have severely impacted the level of tourism in the region, retail traffic in its public spaces, and store operating hours, negatively affecting our retail store performance and our Greater China expansion strategy. Moreover, tourists and other travelers from Greater China account for an important portion of the global demand for luxury products, including premium outerwear. To the extent that such disruptions persist, we expect that our operations and traffic at our retail stores will continue to be impacted in Hong Kong, and may also be impacted in certain North American cities.

•
Market development. Our market development strategy has been a key driver of our recent revenue growth and we plan to continue to execute our global expansion strategy, though such expansion has been delayed and may be delayed further due to COVID-19. Across our various markets, we intend to continue increasing brand awareness and activating local markets while expanding our distribution globally.

•
Growth in our DTC Channel. We intend to continue expanding retail and e-commerce access globally, though such expansion has been delayed and may be delayed further due to COVID-19. This is expected to further alter the seasonality of our financial performance, as customers tend to purchase goods in retail stores and on e-commerce sites at a higher rate in our third and fourth fiscal quarters, compared to the wholesale channel, where products are primarily delivered to wholesale partners in the second and third quarters ahead of their peak selling season.

•
New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses and climates. This includes our Fall/Winter and Spring collections of parkas, lightweight down jackets, rainwear, windwear, knitwear and accessories. Additionally, in connection with the acquisition of the business of Baffin Inc. (the “Baffin Vendor”), in November 2018 (the “Baffin acquisition”), we continue to sell Baffin branded footwear through Baffin’s own distinct sales channels. We are also planning to develop a separate Canada Goose footwear offering in the medium to longer term, leveraging Baffin’s infrastructure, processes and technology. We expect that certain new products may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 77.9%, 75.8%, and 74.2% of our consolidated revenues in the combined second and third fiscal quarters of fiscal 2020, fiscal 2019, and fiscal 2018, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT(1) in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT(1) can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.

(1)	Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we have manufactured on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility and the Short-term Borrowings. Cash flows from operations are typically highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.

•
Developments in international trade. We continue to prepare for the impact on our operations in Europe and the U.K. as a result of the British exit from the European Union (“Brexit”). We do not expect any consequences, positive or negative, emanating from the United States-Mexico-Canada Agreement (“USMCA”). The Company continues to benefit from reduced tariffs on certain of our products imported into Europe under the Canada-European Union Comprehensive Economic and Trade Agreement (“CETA”) which entered into force provisionally on September 21, 2017 and is pending ratification by certain EU countries. We monitor developments in international trade in countries where we operate that could have an impact on our business.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2020, 2019, and 2018, we generated 62.3%, 58.0%, and 53.7%, respectively, of our revenue in currencies other than Canadian dollars. Historically, most of our wholesale revenue was derived from orders made prior to the beginning of the fiscal year. This high degree of visibility into our anticipated future cash flows from wholesale operations is now less certain given the current economic environment. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and selling, general, and administrative (“SG&A”) expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. We continue to monitor our risk management program to take into account the prevailing global uncertainty of COVID-19.

We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the Chinese renminbi denominated principal and interest amounts payable on our Short-term Borrowings and U.S. dollar denominated principal and interest amounts payable on our Revolving Facility and senior secured term loan facility (the “Term Loan Facility”). The Company has entered into foreign exchange cross-currency swap and forward contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the year ended March 29, 2020 and for the year ended March 31, 2019 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2020
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2020	March 29, 2020
USD/CAD	1.3375	1.3206	1.3200	1.3442	1.3306	1.4056
EUR/CAD	1.5032	1.4677	1.4617	1.4811	1.4784	1.5525
GBP/CAD	1.7190	1.6280	1.7004	1.7185	1.6915	1.7353
CHF/CAD	1.3345	1.3394	1.3338	1.3887	1.3491	1.4666
CNY/CAD	0.1960	0.1882	0.1874	0.1925	0.1910	0.1981
HKD/CAD	0.1706	0.1687	0.1687	0.1730	0.1702	0.1813

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2019
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2019	March 31, 2019
USD/CAD	1.2912	1.3069	1.3214	1.3292	1.3122	1.3363
EUR/CAD	1.5390	1.5204	1.5080	1.5094	1.5192	1.5002
GBP/CAD	1.7567	1.7039	1.6992	1.7315	1.7228	1.7418
CHF/CAD	1.3108	1.3291	1.3274	1.3329	1.3251	1.3421
CNY/CAD	0.2024	0.1920	0.1911	0.1970	0.1956	0.1991
HKD/CAD	0.1645	0.1666	0.1688	0.1694	0.1673	0.1702
Source: Bank of Canada
IFRS 16 Impact on Results of Operations
The adoption of IFRS 16, Leases replacing IAS 17, Leases has had a significant impact on certain financial metrics in fiscal 2020. The Company adopted the standard on April 1, 2019 using the modified retrospective approach with the cumulative effect of initial application recorded in opening retained earnings. Prior year results have not been restated, as permitted by the standard.
Under IFRS 16, depreciation expense on right-of-use assets and interest expense on lease liabilities replace rent expense, which was previously recognized under IAS 17 on a straight-line basis in operating income over the term of a lease. Depreciation is recognized on a straight-line basis while interest expense declines over the lease term. Compared to the previous standard, lease-related expenses are higher in the earlier years as interest expense is recognized on an amortized cost basis, and lower in the later years of the lease term.

The following table presents our results of operations for the year ended March 29, 2020, both including and excluding the impacts of IFRS 16, compared with reported results for the year ended March 31, 2019, without restatement and as reported under IAS 17. Basis points (“bps”) expresses the change between percentages.

	For the year ended March 29, 2020			For the year ended March 29, 2020	For the year ended March 31, 2019

CAD $ millions (except per share data)	As reported (IFRS 16)	IFRS 16 Impact		Excluding IFRS 16(1)	As reported (IAS 17)	$ Change	% Change
		Depreciation and interest	Rent expense
Revenue	958.1			958.1	830.5	127.6	15.4%
Cost of sales	364.8	(4.8)	5.8	365.8	313.7	(52.1)	(16.6)%
Gross profit	593.3			592.3	516.8	75.5	14.6%
Gross margin	61.9%			61.8%	62.2%		(40) bps
Selling, general and administrative expenses	350.5	—	32.1	382.6	302.1	(80.5)	(26.6)%
SG&A expenses as % of revenue	36.6%			39.9%	36.4%		(350) bps
Depreciation and amortization	50.7	(28.2)	—	22.5	18.0	(4.5)	(25.0)%
Operating income	192.1			187.2	196.7	(9.5)	(4.8)%
Operating margin	20.1%			19.5%	23.7%		(420) bps
Net interest and other finance costs	28.4	(8.4)	—	20.0	14.2	(5.8)	(40.8)%
Income before income taxes	163.7			167.2	182.5	(15.3)	(8.4)%
Income tax expense	12.0			12.2	38.9	26.7	68.6%
Effective tax rate	7.3%			7.3%	21.3%		1,400 bps
Net income	151.7			155.0	143.6	11.4	7.9%
Earnings per share
Basic	$1.38			$1.41	$1.31	0.10	7.6%
Diluted	$1.36			$1.40	$1.28	0.12	9.4%
Other data:(2)
Adjusted net income	147.2			149.1	151.6	(2.5)	(1.6)%
Adjusted net income per basic share	$1.34			$1.36	$1.39	(0.03)	(2.2)%
Adjusted net income per diluted share	$1.32			$1.34	$1.36	(0.02)	(1.5)%

(1)	Presented using IAS 17, as if IFRS 16 had not been adopted, for comparative purposes only.

(2)
Adjusted net income, and adjusted net income per basic and diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

The following table presents our results of operations for the fourth quarter ended March 29, 2020, both including and excluding the impacts of IFRS 16, compared with reported results for the fourth quarter ended March 31, 2019, without restatement and as reported under IAS 17.

	For the fourth quarter ended March 29, 2020			For the fourth quarter ended March 29, 2020	For the fourth quarter ended March 31, 2019

CAD $ millions (except per share data)	As reported (IFRS 16)	IFRS 16 Impact		Excluding IFRS 16(1)	As reported (IAS 17)	$ Change	% Change
		Depreciation and interest	Rent expense
Revenue	140.9			140.9	156.2	(15.3)	(9.8)%
Cost of sales	47.3	(1.3)	1.6	47.6	53.8	6.2	11.5%
Gross profit	93.6			93.3	102.4	(9.1)	(8.9)%
Gross margin	66.4%			66.2%	65.6%		60 bps
Selling, general and administrative expenses	95.9	—	8.7	104.6	85.0	(19.6)	(23.1)%
SG&A expenses as % of revenue	68.1%			74.2%	54.4%		(1,980) bps
Depreciation and amortization	14.9	(7.8)	—	7.1	5.7	(1.4)	(24.6)%
Operating income	(17.2)			(18.4)	11.7	(30.1)	(257.3)%
Operating margin	(12.2)%			(13.1)%	7.5%		(2,060) bps
Net interest and other finance costs	4.5	(2.1)	—	2.4	3.1	0.7	22.6%
(Loss) income before income taxes	(21.7)			(20.8)	8.6	(29.4)	(341.9)%
Income tax (recovery) expense	(24.2)			(23.1)	(0.4)	22.7	5,675.0%
Effective tax rate	111.5%			111.5%	(5.1)%		(11,660) bps
Net income	2.5			2.3	9.0	(6.7)	(74.4)%
Earnings per share
Basic	$0.02			$0.02	$0.08	(0.06)	(75.0)%
Diluted	$0.02			$0.02	$0.08	(0.06)	(75.0)%
Other data:(2)
Adjusted net loss	(13.3)			(14.5)	10.0	(24.5)	(245.0)%
Adjusted net loss per basic share	$(0.12)			$(0.13)	$0.09	(0.22)	(244.4)%
Adjusted net loss per diluted share	$(0.12)			$(0.13)	$0.09	(0.22)	(244.4)%

(1)	Presented using IAS 17, as if IFRS 16 had not been adopted, for comparative purposes only.

(2)
Adjusted net (loss) income, and adjusted net (loss) income per basic and diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Income for the year and fourth quarter ended March 29, 2020, excluding IFRS 16 compared to income as reported
To explain the impact of the initial application of IFRS 16 and facilitate comparison with the results for the year and fourth quarter ended March 31, 2019 without restatement of the prior year, the Company has presented its results of operations for the year and fourth quarter ended March 29, 2020 on the basis of the previous accounting standard.

Under both approaches, changes in financial performance are the result of the growth in business activity; the results for the current year measured in terms of earnings per share and adjusted net income per basic share, and the change between years, are not significantly different, although the cost of leasing is accounted for differently. Lease related costs are characterized as rent under the previous standard and as depreciation and interest expense under IFRS 16, and are included in different components of the financial results.
Elsewhere in this MD&A, the Company compares the reported financial results under IFRS 16 with the reported financial results for the prior year without restatement. Changes as a result of the change in lease accounting are explained for the income statement components that are affected.
See “Changes in Accounting Policies” below, for further details on the impact from adopting this standard.
Components of Our Results of Operations
Revenue
DTC revenue comprises sales through our e-commerce operations and retail stores. Revenue through e-commerce operations and retail stores is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
Wholesale revenue comprises sales to third party resellers, which includes retailers and distributors of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts and allowances, is recognized when the control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
Other revenue comprises sales not directly allocated to the DTC or wholesale channels, such as sales to employees.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour and overhead, plus freight, duties and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. It also includes costs incurred in our production, design and merchandise departments, depreciation on our manufacturing right-of-use assets and plant assets as well as rent expense related to our manufacturing facilities (in prior fiscal years), inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue. Inventory acquired in connection with the Baffin acquisition (November 2018) was recorded at its fair value, measured as net realizable value, less costs to sell. As the opening inventory has been sold, the gross profit otherwise recognized without the inventory valuation adjustment has been reduced by the associated gross profit and gross margin.

SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-commerce customers, retail stores and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Foreign exchange gains and losses are recorded in SG&A and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Short-term Borrowings, the Term Loan Facility, a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our retail network, including the investment required to support e-commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs required to support our ongoing operations. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future.
Depreciation and amortization
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, and intangible assets and, beginning in fiscal 2020, right-of-use assets.
Operating Income
Operating income is our gross profit less SG&A expenses and depreciation and amortization.
Net Interest and Other Finance Costs
Net interest and other finance costs represents interest expense on our borrowings including the Short-term Borrowings, the Revolving Facility, the Term Loan Facility, and, beginning in fiscal 2020, lease liabilities, as well as standby fees, net of interest income.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, Switzerland, the U.S., the U.K., Greater China, France, and Italy.

RESULTS OF OPERATIONS
For the year ended March 29, 2020 compared to the year ended March 31, 2019
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions.

CAD $ millions (except share and per share data)	For the year ended		$ Change	% Change
	March 29, 2020	March 31, 2019
Statement of Income data:
Revenue	958.1	830.5	127.6	15.4%
Cost of sales	364.8	313.7	(51.1)	(16.3)%
Gross profit	593.3	516.8	76.5	14.8%
Gross margin	61.9%	62.2%		(30) bps
Selling, general and administrative expenses	350.5	302.1	(48.4)	(16.0)%
SG&A expenses as % of revenue	36.6%	36.4%		(20) bps
Depreciation and amortization	50.7	18.0	(32.7)	(181.7)%
Operating income	192.1	196.7	(4.6)	(2.3)%
Operating margin	20.1%	23.7%		(360) bps
Net interest and other finance costs	28.4	14.2	(14.2)	(100.0)%
Income before income taxes	163.7	182.5	(18.8)	(10.3)%
Income tax expense	12.0	38.9	26.9	69.2%
Effective tax rate	7.3%	21.3%		1,400 bps
Net income	151.7	143.6	8.1	5.6%
Other comprehensive income	2.8	0.7	2.1	300.0%
Comprehensive income	154.5	144.3	10.2	7.1%
Earnings per share
Basic	$1.38	$1.31	0.07	5.3%
Diluted	$1.36	$1.28	0.08	6.3%
Weighted average number of shares outstanding
Basic	109,892,031	109,422,574
Diluted	111,168,788	111,767,584
Other data:(1)
EBIT	192.1	196.7	(4.6)	2.3%
Adjusted EBIT	207.4	206.9	0.5	0.2%
Adjusted EBIT margin	21.6%	24.9%		(330) bps
Adjusted net income	147.2	151.6	(4.4)	(2.9)%
Adjusted net income per basic share	$1.34	$1.39	(0.05)	(3.6)%
Adjusted net income per diluted share	$1.32	$1.36	(0.04)	(2.9)%

(1)
EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income, and adjusted net income per basic and diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the year ended March 29, 2020 increased by $127.6m, or 15.4%, to $958.1m from $830.5m for the year ended March 31, 2019. On a constant currency(1) basis, revenue increased by 15.9% for the year ended March 29, 2020 compared to the year ended March 31, 2019. Revenue generated from our DTC channel represented 54.8% of total revenue for the year ended March 29, 2020 compared to 51.9% for the year ended March 31, 2019.

	For the year ended		$ Change			% Change
CAD $ millions	March 29, 2020	March 31, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency
DTC	525.0	431.3	93.7	2.7	96.4	21.7%	22.4%
Wholesale	424.0	394.7	29.3	1.9	31.2	7.4%	7.9%
Other	9.1	4.5	4.6	0.1	4.7	102.2%	104.4%
Total revenue	958.1	830.5	127.6	4.7	132.3	15.4%	15.9%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC channel for the year ended March 29, 2020 was $525.0m compared to $431.3m for the year ended March 31, 2019. The increase of $93.7m was driven by the incremental revenue from new retail stores that were not open in the year ended March 31, 2019. Revenues were negatively impacted by political disruptions in Hong Kong and global COVID-19 disruptions in the third and fourth quarters of fiscal 2020, respectively. These matters resulted in lower levels of tourism, retail traffic, and consumer spending, in addition to frequent reductions to regular store operating hours and unplanned store closures, all impacting revenue.
Wholesale
Revenue from our wholesale channel for the year ended March 29, 2020 was $424.0m compared to $394.7m for the year ended March 31, 2019. The increase of $29.3m was driven by incremental revenue contributed by Baffin, which was acquired in November 2018, higher pricing, and higher order values from international distributors. This was partially offset by a significant reduction to shipments in the fourth quarter of fiscal 2020 due to COVID-19 disruptions to partner operations.
Other
Revenue from our other channel for the year ended March 29, 2020 was $9.1m compared to $4.5m for the year ended March 31, 2019 due to higher sales to employees.

Revenue by geography

	For the year ended		$ Change			% Change
CAD $ millions	March 29, 2020	March 31, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	293.1	293.3	(0.2)	—	(0.2)	(0.1)%	(0.1)%
United States	279.0	251.1	27.9	(1.0)	26.9	11.1%	10.7%
Asia	199.9	112.1	87.8	2.4	90.2	78.3%	80.5%
Europe and Rest of World	186.1	174.0	12.1	3.1	15.2	7.0%	8.7%
Total revenue	958.1	830.5	127.6	4.5	132.1	15.4%	15.9%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Revenue increased across Asia, the United States, and Europe and Rest of World for the year ended March 29, 2020 compared to the year ended March 31, 2019 driven by incremental revenues generated from new retail stores. There was an increase in the proportion of revenue generated in Asia due to the expansion of DTC operations in Greater China.
Gross Profit
Gross profit and gross margin for the year ended March 29, 2020 were $593.3m and 61.9%, respectively, compared to $516.8m and 62.2%, respectively, for fiscal 2019. The increase in gross profit reflects revenue trends noted above. The slight decrease in gross margin was attributable to lower wholesale gross margin, partially offset by favourable channel mix, with a higher proportion of DTC revenue. Costs in the year also included $1.2m resulting from the temporary closure of our manufacturing facilities in March 2020 due to COVID-19.

	For the year ended
	March 29, 2020		March 31, 2019
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	% Change
DTC	395.0	75.2%	324.6	75.3%	70.4	21.7%
Wholesale	197.8	46.7%	192.5	48.8%	5.3	2.8%
Other	0.5	5.5%	(0.3)	(6.7)%	0.8	266.7%
Total gross profit	593.3	61.9%	516.8	62.2%	76.5	14.8%
DTC
Gross profit in our DTC channel was $395.0m for the year ended March 29, 2020 compared to $324.6m for the year ended March 31, 2019. The increase in DTC channel gross profit of $70.4m includes the incremental gross profit generated from new retail stores. DTC gross margin slightly decreased to 75.2% in the year ended March 29, 2020 from 75.3%. The change in gross margin (-10 bps) was driven by higher costs (-130 bps), including both input costs and incremental costs from the expansion of in-house manufacturing capacity. This was partially offset by a higher volume of parka sales (+100 bps).
Wholesale
Gross profit in our wholesale channel was $197.8m for the year ended March 29, 2020 compared to $192.5m for the year ended March 31, 2019. The $5.3m increase in gross profit was attributable to revenue growth. Wholesale gross margin decreased to 46.7% in the year ended March 29, 2020 from 48.8%. The change in gross margin (-210 bps) was driven by higher costs (-220 bps), including both input costs and incremental costs from the expansion of in-house manufacturing capacity, and unfavourable product mix, reflecting the higher growth of lower margin non-parka sales (-180 bps). This was partially offset by higher pricing which had a favourable impact (+130 bps).
Other
Gross profit in our other channel was $0.5m for the year ended March 29, 2020 compared to gross profit of $(0.3)m for the year ended March 31, 2019. The increase in gross profit and gross margin was attributable to higher employee sales, partially offset by $1.2m of overhead costs resulting from the temporary closure of our manufacturing facilities in March 2020 due to COVID-19. These costs would otherwise have been recognized in inventory.
SG&A Expenses
SG&A expenses were $350.5m for the year ended March 29, 2020 compared to $302.1m for the year ended March 31, 2019. SG&A expenses for the year ended March 31, 2019 included rent expense of $17.8m with no comparable charge for the year ended March 29, 2020 as a result of the adoption of IFRS 16 in fiscal 2020. The increase of $48.4m or 16.0% ($66.2m or 23.3% excluding rent expense) was driven by an increased investment in marketing to support the brand and build consumer demand and the expansion of our retail and customer support network. This also included an increase in warranty costs due to higher sales volumes as well as higher realized foreign exchange losses compared to fiscal 2019. We also recognized costs of $2.4m related to the implications of COVID-19 in fiscal 2020 and $2.1m of transaction costs in fiscal 2019 for the Secondary Offerings in June and November 2018.

	For the year ended
	March 29, 2020		March 31, 2019
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	107.4	20.5%	93.9	21.8%	(13.5)	(14.4)%
Wholesale	49.9	11.8%	39.1	9.9%	(10.8)	(27.6)%
Other	193.2		169.1		(24.1)	(14.3)%
Total SG&A expenses	350.5	36.6%	302.1	36.4%	(48.4)	(16.0)%
DTC
SG&A expenses in our DTC channel for the year ended March 29, 2020 were $107.4m compared to $93.9m for the year ended March 31, 2019, an increase of $13.5m, or 14.4%. SG&A expenses as a percentage of segment revenue decreased to 20.5% from 21.8% in the comparative year. Taking into account $14.9m of rent expense in the year ended March 29, 2020, SG&A expenses increased by $28.4m or 35.9%. The increase was attributable to new retail stores and higher customer support and warranty costs due to sales volume growth. In addition, COVID-19 related temporary store closure costs of $0.7m were recognized in fiscal 2020. Pre-store opening costs (rent expense) of $2.2m were recognized in SG&A in the year ended March 31, 2019, compared to $7.3m of pre-store opening costs (depreciation and interest expense) in the current fiscal year.
Wholesale
SG&A expenses in our wholesale channel were $49.9m for the year ended March 29, 2020 compared to $39.1m for the year ended March 31, 2019, an increase of $10.8m or 27.6%. SG&A expenses as a percentage of segment revenue increased to 11.8% from 9.9% in the comparative year. Taking into account $1.1m of rent expense in the year ended March 31, 2019, SG&A expenses increased by $11.9m or 31.3%. This reflects an increase of warranty costs of $3.8m due to higher sales volumes, as well as a rise in headcount costs of $2.3m and other fixed costs to support sales and operations.
Other
SG&A expenses in our other channel, which include unallocated corporate expenses, were $193.2m for the year ended March 29, 2020 compared to $169.1m for the year ended March 31, 2019. The increase of $24.1m or 14.3% was a result of an increased investment in marketing of $13.8m to support the brand and build consumer demand and $9.6m of higher realized foreign exchange losses largely arising from gains on the settlement of U.S. dollar denominated transactions in the comparative year. Costs in the comparative year also included $2.1m of transaction costs for the Secondary Offerings in June and November 2018.
Depreciation and amortization
Depreciation and amortization was $50.7m for the year ended March 29, 2020 compared to $18.0m for the year ended March 31, 2019, an increase of $32.7m. Of the increase, $28.2m was attributable to the adoption of IFRS 16 resulting in depreciation charges on right-of-use assets during fiscal 2020. Excluding depreciation on right-of-use assets, depreciation and amortization increased by $4.5m, or 25.0%, driven by the expansion of our retail network and information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $6.1m and $1.0m related to pre-store opening costs for new retail locations in fiscal 2020 and COVID-19 temporary store closures, respectively.

	For the year ended
	March 29, 2020	March 31, 2019
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	38.6	7.4	(31.2)	(421.6)%
Wholesale	2.8	2.3	(0.5)	(21.7)%
Other	9.3	8.3	(1.0)	(12.0)%
Total depreciation and amortization	50.7	18.0	(32.7)	(181.7)%
Effective April 1, 2019, the Company changed its measure of segment operating income to include depreciation and amortization on assets, including right-of-use assets in the current period, used in those segments. Prior to the first quarter of fiscal 2020, depreciation and amortization were not allocated to the Company's operating segments. Prior period operating income by segment has been restated to include depreciation and amortization to conform with the presentation adopted in the current year.
Operating Income and Margin
Operating income and operating margin were $192.1m and 20.1% for the year ended March 29, 2020 compared to $196.7m and 23.7% for the year ended March 31, 2019. Operating income and operating margin decreased as a result of lower DTC and wholesale operating margins and higher corporate expenses in the Other segment.

Operating income for the year ended March 29, 2020 included depreciation on right-of-use assets of $28.2m, of which $6.1m related to pre-store opening costs for new retail stores. The comparable rent expense in the year ended March 31, 2019 was $17.8m, including $1.4m of pre-store opening costs for new retail stores in fiscal 2019. In addition, $4.6m of costs related to the impact of COVID-19 were recognized in fiscal 2020. Excluding these costs in both years, operating income slightly increased to $202.8m from $198.1m and operating margin slightly decreased to 21.2% from 23.8% in the comparative year.

	For the year ended
	March 29, 2020		March 31, 2019
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
Segment:
DTC	249.0	47.4%	223.3	51.8%	25.7	11.5%
Wholesale	145.1	34.2%	151.1	38.3%	(6.0)	(4.0)%
Other	(202.0)		(177.7)		(24.3)	(13.7)%
Total operating income	192.1	20.1%	196.7	23.7%	(4.6)	(2.3)%
DTC
DTC segment operating income was $249.0m for the year ended March 29, 2020 compared to operating income of $223.3m for the year ended March 31, 2019, an increase of $25.7m. Excluding pre-store opening and temporary store closure costs (SG&A and depreciation) of $8.2m and $1.7m, respectively (year ended March 31, 2019 - $1.4m and nil, respectively), the DTC segment generated operating income of $258.9m, an increase of $34.2m on a comparable basis to the prior year. This was attributable to the increase in revenue and gross profit driven by the expansion of our retail network, partially offset by fixed operating costs related to new stores. Operating margin for the DTC segment decreased to 47.4% in the year ended March 29, 2020 from 51.8% in the comparative period. Excluding pre-store opening and temporary store closure costs in both periods, the DTC operating margin decreased to 49.3% from 52.1%. This decline reflects reduced revenue due to COVID-19 impacts on fixed cost leverage and profitability across the channel, and lower profitability levels for current year store openings.
Wholesale
Wholesale segment operating income was $145.1m for the year ended March 29, 2020 compared to $151.1m for the year ended March 31, 2019. Increased SG&A and depreciation and amortization in excess of the increase in gross profit resulted in a decrease of $6.0m in operating income and a decline in operating margin to 34.2% from 38.3% in the comparative year.
Other
Other segment operating loss was $202.0m for the year ended March 29, 2020 compared to $177.7m for the year ended March 31, 2019 driven by the increase in SG&A expenses discussed previously.
Net Interest and Other Finance Costs
Net interest and other finance costs were $28.4m for the year ended March 29, 2020 and included the acceleration of the expense of unamortized costs in connection with the refinancing of the Term Loan Facility of $7.0m (year ended March 31, 2019 - $nil) and $8.4m of interest on lease liabilities (year ended March 31, 2019 - $nil). Excluding the acceleration of unamortized costs in connection with the refinancing of the Term Loan Facility and interest on lease liabilities, net interest and other finance costs decreased to $13.0m for the year ended March 29, 2020 from $14.2m for the comparative year.
Income Taxes
Income tax expense was $12.0m for the year ended March 29, 2020 compared to $38.9m for the year ended March 31, 2019. For the year ended March 29, 2020, the effective and statutory tax rates were 7.3% and 25.5%, respectively, compared to 21.3% and 25.4% for the year ended March 31, 2019, respectively.
The effective tax rates for both the year ended March 29, 2020 and year ended March 31, 2019 were lower than their corresponding statutory tax rates.
For the year ended March 29, 2020, the effective tax rate was lower as a result of a one-time change in tax law related to Swiss tax reform effective January 1, 2020 and the differences in tax rates in our foreign jurisdictions. For the year ended March 31, 2019, the lower rate was due to the difference in tax rates in our foreign jurisdictions.
Net Income
Net income for the year ended March 29, 2020 was $151.7m compared to $143.6m for the year ended March 31, 2019, driven by the factors described above.

For the fourth quarter ended March 29, 2020 compared to the fourth quarter ended March 31, 2019
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	For the fourth quarter ended		$ Change	% Change
	March 29, 2020	March 31, 2019
Statement of Income data:
Revenue	140.9	156.2	(15.3)	(9.8)%
Cost of sales	47.3	53.8	6.5	12.1%
Gross profit	93.6	102.4	(8.8)	(8.6)%
Gross margin	66.4%	65.6%		80 bps
Selling, general and administrative expenses	95.9	85.0	(10.9)	(12.8)%
SG&A expenses as % of revenue	68.1%	54.4%		(1,370) bps
Depreciation and amortization	14.9	5.7	(9.2)	(161.4)%
Operating (loss) income	(17.2)	11.7	(28.9)	(247.0)%
Operating margin	(12.2)%	7.5%		(1,970) bps
Net interest and other finance costs	4.5	3.1	(1.4)	(45.2)%
Income before income taxes	(21.7)	8.6	(30.3)	(352.3)%
Income tax recovery	(24.2)	(0.4)	23.8	5,950.0%
Effective tax rate	111.5%	(5.1)%		11,660 bps
Net income	2.5	9.0	(6.5)	(72.2)%
Other comprehensive income (loss)	4.8	(3.0)	7.8	260.0%
Comprehensive income	7.3	6.0	1.3	21.7%
Earnings per share
Basic	$0.02	$0.08	$(0.06)	(75.0)%
Diluted	$0.02	$0.08	$(0.06)	(75.0)%
Weighted average number of shares outstanding
Basic	109,846,029	109,867,553
Diluted	110,809,126	111,606,200
Other data:(1)
EBIT	(17.2)	11.7	(28.9)	(247.0)%
Adjusted EBIT	(9.7)	13.0	(22.7)	(174.6)%
Adjusted EBIT margin	(6.9)%	8.3%		(1,520) bps
Adjusted net income	(13.3)	10.0	(23.3)	(233.0)%
Adjusted net income per basic share	$(0.12)	$0.09	$(0.21)	(233.3)%
Adjusted net income per diluted share	$(0.12)	$0.09	$(0.21)	(233.3)%

(1)
EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income, and adjusted net income per basic and diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the fourth quarter ended March 29, 2020 decreased by $15.3m, or 9.8%, to $140.9m from $156.2m for the fourth quarter ended March 31, 2019 due to disruptions as a result of reduced tourism, temporary store closures, store hour reductions, shipment reductions and other general economic conditions related to COVID-19. On a constant currency(1) basis, revenue decreased by 8.8% for the fourth quarter ended March 29, 2020 compared to the fourth quarter ended March 31, 2019. Revenue generated from our DTC channel represented 81.1% of total revenue for the fourth quarter ended March 29, 2020 compared to 78.4% for the fourth quarter ended March 31, 2019.

	For the fourth quarter ended		$ Change			% Change
CAD $ millions	March 29, 2020	March 31, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	114.2	122.4	(8.2)	1.5	(6.7)	(6.7)%	(5.5)%
Wholesale	25.0	33.0	(8.0)	0.1	(7.9)	(24.2)%	(23.9)%
Other	1.7	0.8	0.9	—	0.9	112.5%	112.5%
Total revenue	140.9	156.2	(15.3)	1.6	(13.7)	(9.8)%	(8.8)%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
DTC
Revenue from our DTC channel was $114.2m for the fourth quarter ended March 29, 2020 compared to $122.4m for the fourth quarter ended March 31, 2019. The decrease of $8.2m was driven by the negative impact of COVID-19 disruptions to operations, traffic, and consumer purchasing globally.
Wholesale
Revenue from our wholesale channel was $25.0m for the fourth quarter ended March 29, 2020 compared to $33.0m for the fourth quarter ended March 31, 2019. The decrease of $8.0m was driven by shipment timing relative to the same period in fiscal 2019 and a significant reduction to shipments due to COVID-19 disruptions to partner operations.
Other
Revenue from our other channel was $1.7m for the fourth quarter ended March 29, 2020 compared to $0.8m fourth quarter ended March 31, 2019 due to higher sales to employees.

Revenue by geography

	For the fourth quarter ended		$ Change			% Change
CAD $ millions	March 29, 2020	March 31, 2019	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	42.1	54.5	(12.4)	—	(12.4)	(22.8)%	(22.8)%
United States	35.1	47.4	(12.3)	0.4	(11.9)	(25.9)%	(25.1)%
Asia	38.2	32.5	5.7	1.1	6.8	17.5%	20.9%
Europe and Rest of World	25.5	21.8	3.7	0.1	3.8	17.0%	17.4%
Total revenue	140.9	156.2	(15.3)	1.6	(13.7)	(9.8)%	(8.8)%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Revenue decreases in Canada and the United States were partially offset by revenue increases across Asia and Europe and Rest of World for the fourth quarter ended March 29, 2020 compared to the fourth quarter ended March 31, 2019. Incremental revenues in Asia and Europe and Rest of World reflect new retail stores offset by the impact of COVID-19. Declines in North America across all channels resulted in a continued geographic shift towards Asia and Europe and Rest of World.
Gross Profit
Gross profit and gross margin for the fourth quarter ended March 29, 2020 were $93.6m and 66.4%, respectively, compared to $102.4m and 65.6%, respectively, for the same quarter in fiscal 2019. The decrease in gross profit reflects revenue trends noted above. The increase in gross margin was driven by channel mix, as DTC channel gross profit increased to 92.1% of total gross profit in fiscal 2020 from 87.9% in fiscal 2019. Costs in the period also included $1.2m of overhead costs resulting from the temporary closure of our manufacturing facilities in March 2020 due to COVID-19. Excluding these COVID-19 costs, gross profit and gross margin were $94.8m and 67.3%, respectively.

	For the fourth quarter ended
	March 29, 2020		March 31, 2019
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	% Change
DTC	86.2	75.5%	90.0	73.5%	(3.8)	(4.2)%
Wholesale	9.1	36.4%	12.4	37.6%	(3.3)	(26.6)%
Other	(1.7)	(100.0)%	—	—%	(1.7)	—%
Total gross profit	93.6	66.4%	102.4	65.6%	(8.8)	(8.6)%
DTC
Gross profit in our DTC channel was $86.2m for the fourth quarter ended March 29, 2020 compared to $90.0m for the fourth quarter ended March 31, 2019. The decrease in DTC channel gross profit was attributable to the decline of revenues as a result of temporary store closures and reduced store hours due to COVID-19. DTC gross margin increased to 75.5% in the fourth quarter ended March 29, 2020 from 73.5% in the comparative quarter. The change in gross margin (+200 bps) was driven by the favourable impact of higher pricing (+110 bps) and the positive impact of a geographic shift towards Asia and Europe and Rest of World (+70 bps). In addition, product mix had a favourable impact (+50 bps), with a higher proportion of parkas sold in the quarter due to the COVID-19 impact on Spring collection sales, which carry lower margins.
Wholesale
Gross profit in our wholesale channel was $9.1m for the fourth quarter ended March 29, 2020 compared to $12.4m for the fourth quarter ended March 31, 2019. The $3.3m decrease in gross profit was attributable to shipment timing relative to the same period in fiscal 2019. Wholesale gross margin decreased to 36.4% in the fourth quarter ended March 29, 2020 from 37.6% in the comparative quarter. The change in gross margin (-120 bps) was driven by higher costs (-660 bps), including both input costs and incremental costs from the expansion of in-house manufacturing capacity. This was partially offset by favourable product and geography mix (+380 bps) as a result of higher parka sales, lower Spring collection sales due to COVID-19, and shifts to Asia and Europe and Rest of World. In addition, higher pricing had a favourable impact (+170 bps).
Other
Gross profit in our other channel was $(1.7)m for the fourth quarter ended March 29, 2020 compared to gross profit of $nil for the fourth quarter ended March 31, 2019. The decrease in gross profit and gross margin was attributable to $1.2m of overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19. These costs would otherwise have been recognized in inventory.
SG&A Expenses
SG&A expenses were $95.9m for the fourth quarter ended March 29, 2020 compared to $85.0m for the fourth quarter ended March 31, 2019. Rent expense of $5.3m was included in SG&A expenses for the fourth quarter ended March 31, 2019 with no comparable charge for the fourth quarter ended March 29, 2020 as a result of the adoption of IFRS 16 in fiscal 2020. The increase of $10.9m or 12.8% ($16.2m or 20.3% excluding rent expense for the fourth quarter ended March 31, 2019) was driven by higher realized foreign exchange losses and increased warranty costs, partially offset by a reduction in performance-based compensation. In fiscal 2020, we also recognized costs of $2.4m related to the implications of COVID-19.

	For the fourth quarter ended
	March 29, 2020		March 31, 2019
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	30.7	26.9%	28.2	23.0%	(2.5)	(8.9)%
Wholesale	13.5	54.0%	9.1	27.6%	(4.4)	(48.4)%
Other	51.7		47.7		(4.0)	(8.4)%
Total SG&A expenses	95.9	68.1%	85.0	54.4%	(10.9)	(12.8)%
DTC
SG&A expenses in our DTC channel were $30.7m for the fourth quarter ended March 29, 2020 compared to $28.2m for the fourth quarter ended March 31, 2019, an increase of $2.5m or 8.9%. SG&A expenses as a percentage of segment revenue increased to 26.9% in the fourth quarter ended March 29, 2020 from 23.0% in the comparative period. Taking into account $4.4m of rent expense in the fourth quarter of fiscal 2019, SG&A expenses increased by $6.9m or 29.0%. The increase was driven by incremental operating costs of new retail stores and higher warranty costs. In addition, COVID-19 related temporary store closure costs of $0.7m were recognized in fiscal 2020.

Wholesale
SG&A expenses in our wholesale channel were $13.5m for the fourth quarter ended March 29, 2020 compared to $9.1m for the fourth quarter ended March 31, 2019, an increase of $4.4m or 48.4%. SG&A expenses as a percentage of segment revenue increased to 54.0% for the fourth quarter ended March 29, 2020 from 27.6% in the comparative period. Taking into account $0.3m in rent expense in the fourth quarter ended March 31, 2019, SG&A expenses increased by $4.7m or 53.4%. The increase was a result of higher warranty costs as well as a rise in headcount and other fixed costs to support sales and operations.
Other
SG&A expenses in our other channel, which include unallocated corporate expenses, were $51.7m for the fourth quarter ended March 29, 2020 compared to $47.7m for the fourth quarter ended March 31, 2019. The increase of $4.0m was attributable to $8.8m of higher realized foreign exchange losses, partially offset by a reduction of $5.3m in performance-based compensation. Costs in the period also included Baffin acquisition costs of $0.4m compared to $0.6m in the fourth quarter ended March 31, 2019.
Depreciation and amortization
Depreciation and amortization was $14.9m for the fourth quarter ended March 29, 2020 compared to $5.7m for the fourth quarter ended March 31, 2019, an increase of $9.2m. Of the increase, $7.8m was attributable to the adoption of IFRS 16 resulting in depreciation charges on right-of-use assets during the fourth quarter of fiscal 2020. Excluding depreciation on right-of-use assets, depreciation and amortization increased by $1.4m, or 24.6%, driven by the expansion of our retail network and information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $0.4m and $1.0m in the quarter related to pre-store opening costs for new retail locations in fiscal 2020 and COVID-19 temporary store closures, respectively.

	For the fourth quarter ended
	March 29, 2020	March 31, 2019
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	11.9	2.4	(9.5)	(395.8)%
Wholesale	0.7	0.8	0.1	12.5%
Other	2.3	2.5	0.2	8.0%
Total depreciation and amortization	14.9	5.7	(9.2)	(161.4)%
Effective April 1, 2019, the Company changed its measure of segment operating income to include depreciation and amortization on assets, including right-of-use assets in the current period, used in those segments. Prior to the first quarter of fiscal 2020, depreciation and amortization were not allocated to the Company's operating segments. Prior period operating income by segment has been restated to include depreciation and amortization to conform with the presentation adopted in the current year.
Operating (Loss) Income and Margin
Operating loss and operating margin were $17.2m and (12.2)% for the fourth quarter ended March 29, 2020 compared to operating income and operating margin of $11.7m and 7.5% for the fourth quarter ended March 31, 2019. Operating income and operating margin decreased due to the decline in revenue and increase in SG&A expenses discussed previously.

Operating loss for the fourth quarter ended March 29, 2020 included depreciation on right-of-use assets of $7.8m, of which $0.4m related to pre-store opening costs for new retail stores in fiscal 2020. The comparable rent expense in the fourth quarter ended March 31, 2019 was $5.3m, with no pre-store opening costs for new retail stores in fiscal 2019. In addition, $4.6m of costs related to the impact of COVID-19 were recognized in fiscal 2020. Excluding these costs in both years, operating loss and operating margin decreased to $12.2m and operating margin increased to (8.7)%.

	For the fourth quarter ended
	March 29, 2020		March 31, 2019
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
Segment:
DTC	43.6	38.2%	59.4	48.5%	(15.8)	(26.6)%
Wholesale	(5.1)	(20.4)%	2.5	7.6%	(7.6)	(304.0)%
Other	(55.7)		(50.2)		(5.5)	(11.0)%
	(17.2)	(12.2)%	11.7	7.5%	(28.9)	(247.0)%
DTC
DTC segment operating income was $43.6m for the fourth quarter ended March 29, 2020 compared to $59.4m for the fourth quarter ended March 31, 2019, a decrease of $15.8m. Excluding pre-store opening and temporary store closure costs (SG&A and depreciation) of $0.6m and $1.7m, respectively, with no comparable charges in the fourth quarter ended March 31, 2019, the DTC segment generated operating income of $45.9m, a decrease of $13.5m on a comparable basis to the prior year. This was attributable to the increase in revenue and gross profit, partially offset by fixed operating costs associated with new retail stores and depreciation charges on store right-of-use-assets. Operating margin for the DTC segment was 38.2% in the fourth quarter ended March 29, 2020 compared to 48.5% in the comparative period. Excluding pre-store opening and temporary store closure costs in both periods, the DTC operating margin was 40.2% compared to 48.5% in the comparative period. This was driven by the increased SG&A expenses and the COVID-19 impact on revenue discussed previously.
Wholesale
Wholesale segment operating loss was $5.1m for the fourth quarter ended March 29, 2020 compared to operating income of $2.5m for the fourth quarter ended March 31, 2019. The decrease of $7.6m was driven by lower gross profit attributable to the decrease in revenue and the increase in SG&A expenses discussed previously. Operating margin in the wholesale segment was (20.4)% for the fourth quarter ended March 29, 2020 compared to 7.6% in the fourth quarter ended March 31, 2019. The decrease in operating margin was driven by the decline in revenue and increase in SG&A expenses as a percentage of sales discussed previously.
Other
Other segment operating loss increased to $55.7m for the fourth quarter ended March 29, 2020 compared to $50.2m for the fourth quarter ended March 31, 2019 driven by the decline in gross profit and increase in SG&A expenses discussed previously.
Net Interest and Other Finance Costs
Net interest and other finance costs were $4.5m for the fourth quarter ended March 29, 2020 and included $2.1m of interest on lease liabilities. Excluding interest on lease liabilities, net interest and other finance costs decreased to $2.4m for the fourth quarter ended March 29, 2020 from $3.1m for the comparative period.
Income Taxes
Income tax recovery was $24.2m for the fourth quarter ended March 29, 2020 compared to $0.4m for the fourth quarter ended March 31, 2019. For the fourth quarter ended March 29, 2020, the effective and statutory tax rates were 111.5% and 25.5%, respectively, compared to (5.1)% and 25.4% for the fourth quarter ended March 31, 2019.
The effective tax rate for the fourth quarter ended March 29, 2020 was higher than the corresponding statutory tax rate while the effective tax rate for the fourth quarter ended March 31, 2019 was lower than the corresponding statutory tax rate.
For the fourth quarter ended March 29, 2020, the effective tax rate was higher than the statutory rate as a result of a one-time change in tax law related to Swiss tax reform effective January 1, 2020 and the differences in tax rates in our foreign jurisdictions. For the fourth quarter ended March 31, 2019, the effective tax rate was lower than the statutory rate due to the difference in tax rates in our foreign jurisdictions.
Net Income
Net income for the fourth quarter ended March 29, 2020 was $2.5m compared to $9.0m for the fourth quarter ended March 31, 2019, driven by the factors described above.
Quarterly Financial Information

	Fiscal 2020				Fiscal 2019
CAD $ millions (except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue
DTC	114.2	301.8	74.2	34.8	122.4	235.3	50.4	23.2
Wholesale	25.0	145.3	218.1	35.6	33.0	161.4	178.8	21.5
Other	1.7	5.0	1.7	0.7	0.8	2.6	1.1	0.0
Total	140.9	452.1	294.0	71.1	156.2	399.3	230.3	44.7
% of fiscal year revenue	14.7%	47.2%	30.7%	7.4%	18.8%	48.1%	27.7%	5.4%
Net income (loss)	2.5	118.0	60.6	(29.4)	9.0	103.4	49.9	(18.7)
Earnings (loss) per share
Basic	$0.02	$1.08	$0.55	$(0.27)	$0.08	$0.94	$0.46	$(0.17)
Diluted	$0.02	$1.07	$0.55	$(0.27)	$0.08	$0.93	$0.45	$(0.17)
Adjusted EBIT(1)	(9.7)	163.8	79.2	(25.9)	13.0	144.7	66.5	(17.3)
Adjusted net income (loss) per diluted share(1)	$(0.12)	$1.08	$0.57	$(0.21)	$0.09	$0.96	$0.46	$(0.15)

(1)
Adjusted EBIT and adjusted net income (loss) per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and reduced in the fourth quarter as we invest ahead of our peak season.

Revenue
Over the last eight quarters, revenue has been impacted by the following:

•	timing of store openings;

•	launch and expansion of international e-commerce sites;

•	customer demand and increased manufacturing flexibility through a shift to in-house production, which has an impact on the timing of wholesale order shipments;

•	timing of end-consumer purchasing in the DTC segment and the availability of new products;

•	successful execution of global pricing strategy;

•	shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;

•	shift in geographic mix of sales to increase sales outside of Canada;

•	fluctuation of foreign currencies relative to the Canadian dollar;

•	acquisition of Baffin on November 1, 2018;

•	political disruptions in Hong Kong beginning in June 2019; and

•	the global COVID-19 pandemic beginning in the fourth quarter of fiscal 2020.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:

•	impact of the items affecting revenue, as discussed above;

•
increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•
increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;

•	impact of foreign exchange;

•
fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-store opening costs incurred, timing of leases signed, and opening of stores;

•	beginning in the first quarter of fiscal 2020, the adoption of the IFRS 16 lease accounting standard with no restatement of prior reporting periods, as permitted by the standard;

•	the nature and timing of transaction costs in connection with secondary offerings of shares, the Baffin acquisition, and amendments to long-term debt agreements;

•	the proportion of taxable income in non-Canadian jurisdictions;

•	political disruptions in Hong Kong beginning in June 2019; and

•	the global COVID-19 pandemic beginning in the fourth quarter of fiscal 2020.

NON-IFRS FINANCIAL MEASURES

	For the year ended		For the fourth quarter ended
CAD $ millions (except per share data)	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
EBIT	192.1	196.7	(17.2)	11.7
Adjusted EBIT	207.4	206.9	(9.7)	13.0
Adjusted EBIT margin	21.6%	24.9%	(6.9)%	8.3%
EBITDAR	255.2	242.8	1.9	25.9
Adjusted EBITDAR	263.4	251.6	8.0	27.2
Adjusted net income (loss)	147.2	151.6	(13.3)	10.0
Adjusted net income (loss) per basic share	$1.34	$1.39	$(0.12)	$0.09
Adjusted net income (loss) per diluted share	$1.32	$1.36	$(0.12)	$0.09
Free operating cash flow	(24.5)	24.1	(42.6)	(15.3)

CAD $ millions	March 29, 2020	March 31, 2019
Net debt	(355.5)	(63.8)
Net working capital	327.1	188.0
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDAR, adjusted EBITDAR, adjusted net income, and adjusted net income per basic and diluted share
EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share are financial measures that are not defined under IFRS. We use these non-IFRS financial measures and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe investors use both IFRS and non-IFRS measures (EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share) to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry. However, these measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.
For the year ended March 29, 2020, we believe that identifying certain costs directly resulting from the impact of the COVID-19 pandemic and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. During the periods presented, these were comprised of overhead costs recognized during the temporary closure of our manufacturing facilities, temporary store closure costs including depreciation and interest expenses, and unrealized losses on foreign exchange hedges deemed ineffective for hedge accounting purposes as a result of uncertainties in future cash flows among our international operations.
In prior periods, the Company reported EBITDA, adjusted EBITDA and EBITDA margin as operating performance measures. Upon adoption of IFRS 16 for lease accounting for fiscal 2020 and future years, the Company has replaced EBITDA, adjusted EBITDA and EBITDA margin with EBIT, adjusted EBIT, and adjusted EBIT margin in its non-IFRS disclosure. With the capitalization of right-of-use assets and lease liabilities and the replacement of rent expense with depreciation and interest, the Company believes that EBITDA measures are no longer meaningful for assessing operating profit and operating profitability.
For purposes of reporting net debt leverage, the Company has substituted adjusted EBITDAR (earnings before interest, taxes, depreciation, amortization and in fiscal 2019, rent expense) for EBITDA after the adoption of IFRS 16 for lease accounting.
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDAR, adjusted EBITDAR, adjusted net income and adjusted net income per basic and diluted share have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under IFRS. For example, these financial measures:

•	exclude certain tax and rent payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our net working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Constant currency revenue
Because we are a global company, the comparability of revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations when the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These currencies include U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan and Hong Kong dollars. These rate fluctuations can have a significant effect on our reported results. Therefore, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. See the Revenue section of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

Net debt and net debt leverage
Net debt and net debt leverage are financial measures that are not defined under IFRS. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine a company’s financial leverage and ability to meet its debt obligations. We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDAR, measured on a trailing 52 or 53-week period. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Net working capital and net working capital turnover
Net working capital and net working capital turnover are financial measures not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. We define net working capital as current assets, net of cash, minus current liabilities, excluding the Short-term Borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, both measured on a trailing 52 or 53-week period. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Free operating cash flow
Free operating cash flow is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities, and excluding the one-time cash outflow related to the Baffin acquisition in the third quarter of fiscal 2019. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Cash Flows” below for a table providing the free operating cash flow balance for the period.
Other companies in our industry may calculate this measure differently than we do, limiting their usefulness as comparative measures.

The tables below reconcile net income to EBIT, adjusted EBIT, EBITDAR, adjusted EBITDAR, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	For the year ended		For the fourth quarter ended
CAD $ millions	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
Net income	151.7	143.6	2.5	9.0
Add (deduct) the impact of:
Income tax expense	12.0	38.9	(24.2)	(0.4)
Net interest and other finance costs	28.4	14.2	4.5	3.1
EBIT	192.1	196.7	(17.2)	11.7
Offering costs (a)	0.1	2.1	—	0.3
Costs of the Baffin acquisition (b)	2.4	3.0	0.5	0.9
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(1.6)	0.9	1.1	(0.4)
Share-based compensation (d)	1.0	2.8	0.2	0.5
Transition of logistics agencies (e)	0.6	—	0.6	—
COVID-19 costs (f)	4.6	—	4.6	—
Pre-store opening costs (g)	8.2	1.4	0.6	—
Total adjustments	15.3	10.2	7.5	1.3
Adjusted EBIT	207.4	206.9	(9.7)	13.0
Adjusted EBIT margin	21.6%	24.9%	(6.9)%	8.3%

Add the impact of:
Depreciation and amortization	63.1	22.7	19.1	7.4
Rent expense	—	23.4	—	6.8
EBITDAR	255.2	242.8	1.9	25.9
Adjusted EBITDAR(1)	263.4	251.6	8.0	27.2

(1)
Adjusted EBITDAR is calculated as EBITDAR, adjusted for items (a) to (g) but excluding depreciation and amortization of $1.0m comprised of COVID-19 costs in (f) for both the fourth quarter and year ended March 29, 2020 and $0.4m and $6.1m of pre-store opening costs in (g) for the fourth quarter and year ended March 29, 2020, respectively, above.

	For the year ended		For the fourth quarter ended
CAD $ millions	March 29, 2020	March 31, 2019	March 29, 2020	March 31, 2019
Net income	151.7	143.6	2.5	9.0
Add (deduct) the impact of:
Offering costs (a)	0.1	2.1	—	0.3
Costs of the Baffin acquisition (b)	2.4	3.0	0.5	0.9
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(1.6)	0.9	1.1	(0.4)
Share-based compensation (d)	1.0	2.8	0.2	0.5
Transition of logistics agencies (e)	0.6	—	0.6	—
COVID-19 costs (h)	4.8	—	4.8	—
Pre-store opening costs (i)	9.4	1.4	0.7	—
Acceleration of unamortized costs on term loan refinancing (j)	7.0	—	—	—
Swiss tax reform (k)	(23.1)	—	(23.1)	—
Total adjustments	0.6	10.2	(15.2)	1.3
Tax effect of adjustments	(5.1)	(2.2)	(0.6)	(0.3)
Adjusted net income (loss)	147.2	151.6	(13.3)	10.0

(a)
Represents costs incurred in connection with Secondary Offerings, including professional fees, consulting, legal, and accounting that would otherwise not have been incurred, and those costs recognized over time.

(b)	Represents costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid by the Company on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents costs incurred for the transition of logistics, warehousing and freight forwarding agencies to enhance our global distribution structure.

(f)
Represents costs incurred as a consequence of the COVID-19 pandemic including $1.2m of overhead costs resulting from the temporary closure of our manufacturing facilities, $1.7m of unrealized losses on foreign exchange operational hedges deemed ineffective, and $1.7m of temporary store closure costs including depreciation on right-of-use assets.

(g)	Represents costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets in fiscal 2020 and rent expense in fiscal 2019.

(h)	Represents COVID-19 costs incurred in (f) above plus $0.2m of interest expense on lease liabilities for temporary store closures in both the fourth quarter and year ended March 29, 2020.

(i)
Represents pre-store opening costs incurred in (g) above plus $0.1m and $1.2m of interest expense on lease liabilities for new retail stores during pre-opening periods for the fourth quarter and year ended March 29, 2020.

(j)	Represents the non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on May 10, 2019.

(k)	Represents deferred tax asset recognized due to Swiss tax reform effective January 1, 2020.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at March 29, 2020 and March 31, 2019:

CAD $ millions	March 29, 2020	March 31, 2019	$ Change	% Change
Current assets, net of cash	492.6	324.6	168.0	51.8%
Current liabilities, net of Short-term Borrowings and current portion of lease liabilities	165.5	136.6	(28.9)	(21.2)%
Net working capital(1)	327.1	188.0	139.1	74.0%

(1)	Net working capital and net working capital turnover are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures.
As at March 29, 2020, we had $327.1m of net working capital compared to $188.0m of net working capital as at March 31, 2019. The $139.1m increase was driven by the creation of buffer inventory as we move more production in-house. As at March 29, 2020, we have notified a number of third party contract manufacturers of our intent to cease production with them in accordance with the terms of our agreements. We are in the process of reducing our third party manufacturing capacity in Canada by over two thirds, and we anticipate that this process will be complete by the third quarter of fiscal 2021. The strategy of building inventory ahead of the planned rationalization of third-party manufacturing capacity led to a $145.0m increase in inventory on hand as we accelerated production from our expanding in-house capacity. The remaining changes in working capital offset each other as the extension of payment terms in response to COVID-19 impacted both trade receivables and trade payables. Net working capital turnover(1) was 35.2% in the quarter ended March 29, 2020.

Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the year ended March 29, 2020 compared to the year ended March 31, 2019, and for the fourth quarter ended March 29, 2020 compared to the fourth quarter ended March 31, 2019.

	For the year ended			For the fourth quarter ended
CAD $ millions	March 29, 2020	March 31, 2019	$ Change	March 29, 2020	March 31, 2019	$ Change
Total cash provided by (used in):
Operating activities	62.5	73.4	(10.9)	(19.2)	(1.0)	(18.2)
Investing activities	(62.3)	(82.9)	20.6	(15.8)	(14.5)	(1.3)
Financing activities	(58.7)	3.1	(61.8)	(6.6)	0.6	(7.2)
Effects of foreign currency exchange rate changes on cash	1.6	(0.3)	1.9	1.3	1.2	0.1
(Decrease) increase in cash	(56.9)	(6.7)	(50.2)	(40.3)	(13.7)	(26.6)
Cash, beginning of period	88.6	95.3	(6.7)	72.0	102.3	(30.3)
Cash, end of period	31.7	88.6	(56.9)	31.7	88.6	(56.9)

Free operating cash flow(1)	(24.5)	24.1	(48.6)	(42.6)	(15.3)	(27.3)

(1)	Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize our Short-term Borrowings, the Revolving Facility, and the trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Cash flows from operating activities are typically highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
Cash flows from and used in operating activities
Cash flows from operating activities were $62.5m for the year ended March 29, 2020 compared to $73.4m for the year ended March 31, 2019. The decrease of $10.9m in cash flows from operating activities was driven by higher net income excluding items not affecting cash as $24.7m of principal paid on lease liabilities were presented in financing activities in fiscal 2020 compared to rent expense presented in operating activities in the prior year. This was offset by an unfavourable change in non-cash operating items and higher income taxes and interest paid.
Cash flows used in operating activities were $19.2m for the fourth quarter ended March 29, 2020 compared to $1.0m for the fourth quarter ended March 31, 2019. The increase of $18.2m in cash flows used in operating activities was driven by lower net income excluding items not affecting cash and higher income taxes and interest paid in the quarter.
Cash flows used in investing activities
Cash flows used in investing activities were $62.3m for the year ended March 29, 2020 compared to $82.9m for the year ended March 31, 2019. The decrease in cash flows used in investing activities of $20.6m was driven by $33.6m of cash flows used for the acquisition of Baffin in fiscal 2019, partially offset by an increase in cash flows used for retail store construction, investments in information technology and product development, and capital additions for manufacturing capacity in fiscal 2020.
Cash flows used in investing activities were $15.8m for the fourth quarter ended March 29, 2020 compared to $14.5m for the fourth quarter ended March 31, 2019. The increase in cash flows used in investing activities of $1.3m was driven by an increase in cash flows used for retail store construction, investments in information technology and product development, and capital additions for manufacturing capacity.
Cash flows used in financing activities
Cash flows used in financing activities were $58.7m for the year ended March 29, 2020 compared to cash flows from financing activities of $3.1m for the year ended March 31, 2019. The increase in cash flows used in financing activities of $61.8m was driven by $38.7m of payments for the purchase and cancellation of subordinate voting shares and $24.7m of principal paid on lease liabilities.
Cash flows used in financing activities were $6.6m for the fourth quarter ended March 29, 2020 compared to cash flows from financing activities of $0.6m for the fourth quarter ended March 31, 2019. The increase in cash flows used in financing activities of $7.2m was driven by $7.6m of principal paid on lease liabilities in the quarter.
Free operating cash flow(1)
The table below reconciles the cash flows from (used in) operating and investing activities, principal payments on lease liabilities, and the one-time cash outflow related to the Baffin acquisition to free operating cash flow.

	For the year ended			For the fourth quarter ended
CAD $ millions	March 29, 2020	March 31, 2019	$ Change	March 29, 2020	March 31, 2019	$ Change
Total cash from (used in):
Operating activities	62.5	73.4	(10.9)	(19.2)	(1.0)	(18.2)
Investing activities	(62.3)	(82.9)	20.6	(15.8)	(14.5)	(1.3)

Add (deduct) the impact of:
Principal payments on lease liabilities	(24.7)	—	(24.7)	(7.6)	—	(7.6)
Business combination	—	33.6	(33.6)	—	0.2	(0.2)
Free operating cash flow(1)	(24.5)	24.1	(48.6)	(42.6)	(15.3)	(27.3)

(1)	Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.

Free operating cash flow decreased to $(24.5)m for the year ended March 29, 2020 from $24.1m for the year ended March 31, 2019 due to an unfavourable change in cash flows from operating activities, normalized for the impact of IFRS 16, and the unfavourable change in cash flows used in investing activities, normalized for the one-time cash outflow related to the Baffin acquisition in fiscal 2019.
Free operating cash flow decreased to $(42.6)m for the fourth quarter ended March 29, 2020 from $(15.3)m for the fourth quarter ended March 31, 2019 due to an unfavourable change in cash flows used in operating activities, normalized for the impact of IFRS 16, and an unfavourable change in cash flows used in investing activities.
Indebtedness
The following table presents our net debt(1) as of March 29, 2020 and March 31, 2019.

CAD $ millions	March 29, 2020	March 31, 2019	$ Change
Cash	31.7	88.6	(56.9)
Short-term Borrowings	—	—	—
Revolving Facility	—	—	—
Term Loan	(159.3)	(152.4)	(6.9)
Lease liabilities	(227.9)	—	(227.9)
Net debt(1)	(355.5)	(63.8)	(291.7)

(1)	Net debt, net debt leverage, adjusted EBITDAR are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures.
As at March 29, 2020, net debt was $355.5m compared to $63.8m as at March 31, 2019. The increase of $291.7m was driven by the recognition of lease liabilities of $227.9m as a result of the adoption of IFRS 16 and a $56.9m decrease in cash. Net debt leverage(1) as at March 29, 2020 was 1.3 times adjusted EBITDAR(1), including the recognition of lease liabilities effective April 1, 2019.
Short-term Borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0m. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan will be one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at March 29, 2020, no amounts were owing under the Short-term Borrowings.
Amendments to long-term debt agreements
During the year ended March 29, 2020, the Company entered into agreements with its lenders to amend the terms of its Revolving Facility. On May 10, 2019, the first amendment to the Revolving Facility increased the credit commitment amount to $300.0m with a seasonal increase of up to $350.0m during the peak season (June 1 through November 30) and extended the maturity date from June 3, 2021 to June 3, 2024. Subsequently on February 24, 2020, the Company entered into a second amendment with its lenders to further increase the credit commitment amount to $467.5m with a seasonal increase of up to $517.5m during the peak season (June 1 through November 30). The Company incurred transaction costs of $0.9m in connection with these amendments to the Revolving Facility. Total deferred transaction costs are amortized over the extended term to maturity of the facility.
Additionally, the Company entered into an agreement with its lenders to amend the terms of its Term Loan Facility on May 10, 2019. The amendment to the Term Loan Facility decreased the interest rate from LIBOR plus 4.00% to LIBOR plus 3.50%, and extended the maturity date from December 2, 2021 to December 2, 2024.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based Revolving Facility in the amount of $467.5m with an increase in commitments to $517.5m during the peak season (June 1 - November 30) (May 10, 2019 to February 24, 2020 - $300.0m with an increase in commitments to $350.0m during the peak season, prior to May 10, 2019 amendment - $200.0m with an increase in commitments to $250.0m during the peak season). The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. Amounts owing under the Revolving Facility can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The Revolving Facility matures on June 3, 2024. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes.
Loans under the Revolving Facility, at our option, may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.
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
The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the years ended March 29, 2020 and March 31, 2019, the Company was in compliance with all covenants.
As at March 29, 2020 and March 31, 2019, the Company had repaid all amounts owing under the Revolving Facility and related deferred transaction costs in the amounts of $1.7m and $1.2m, respectively, were included in other long-term liabilities. The Company has unused borrowing capacity available under the Revolving Facility of $226.6m as at March 29, 2020 (March 31, 2019 - $165.5m).
As at March 29, 2020, the Company had letters of credit outstanding under the Revolving Facility of $5.7m (March 31, 2019 - $1.2m). In addition to the letters of credit outstanding under the Revolving Facility, a subsidiary of the Company entered into a guarantee arrangement in the amount of HKD13.9m in connection with a retail lease agreement in Greater China. The subsidiary will reimburse the issuing bank for amounts drawn on the guarantee. As at March 29, 2020, no amounts have been drawn.
Term Loan Facility
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility, with an aggregate principal amount owing of US$113.8m with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders. The Term Loan Facility bears interest at a rate of LIBOR plus an applicable margin of 3.50% (prior to the amendment - LIBOR plus an applicable margin of 4.00%, provided that LIBOR may not be less than 1.00%), payable monthly in arrears. The Term Loan Facility matures on December 2, 2024. Amounts owing under the Term Loan Facility may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.
The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants. As at and during the years ended March 29, 2020 and March 31, 2019, the Company was in compliance with all covenants.
The Company determined that the amendments to the Term Loan Facility are equivalent to a prepayment at no cost of the original Term Loan Facility and the origination of the amended Term Loan Facility at market conditions. The Company has accounted for the amendments to the Term Loan Facility as a debt extinguishment and re-borrowing of the loan amount. The original Term Loan Facility in the amount of $151.7m (US$113.8m) and related unamortized costs of $7.0m were derecognized. The acceleration of unamortized costs was included in net interest and other finance costs in the statement of income.
In the first quarter of fiscal 2020, the Company incurred transaction costs of $1.4m in connection with the amendment to the Term Loan Facility, which are amortized over the new term to maturity using the effective interest rate method.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at March 29, 2020, we had $159.3m aggregate principal amount outstanding under the Term Loan Facility (March 31, 2019 - $152.4m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate.
Lease Liabilities
As a result of the adoption of IFRS 16, the Company recognized $150.8m of lease liabilities on April 1, 2019 and had $227.9m of lease liabilities as at March 29, 2020, of which $35.9m are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares), Short-term Borrowings, and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient net working capital(1) over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing 52 or 53-week period adjusted EBITDAR(1) to net debt(1), reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business. Refer to the “Subsequent Events” section of the MD&A for further enhancements to our capital management program subsequent to March 29, 2020 in response to the impact of COVID-19.

(1)	Net working capital, adjusted EBITDAR and net debt are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures.
Normal course issuer bid
The Board of Directors has authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 1,600,000 subordinate voting shares over the 12-month period from May 31, 2019 to May 30, 2020. Purchased subordinate voting shares will be cancelled.
During the year ended March 29, 2020, the Company purchased 853,500 subordinate voting shares for cancellation at an average price per share of $45.35 for total cash consideration of $38.7m. The amount paid to purchase subordinate voting shares has been charged to share capital at the average share capital amount per share outstanding of $1.6m, with the remaining $37.1m charged to retained earnings.
Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at March 29, 2020:

CAD $ millions	2021	2022	2023	2024	2025	Thereafter	Total
Accounts payable and accrued liabilities	136.8	—	—	—	—	—	136.8
Term Loan Facility	—	—	—	—	159.3	—	159.3
Note payable	3.0	—	—	—	—	—	3.0
Interest commitments relating to borrowings(1)	8.1	8.1	8.1	8.1	5.4	—	37.8
Foreign exchange forward contracts	7.8	—	—	—	—	—	7.8
Lease obligations	49.0	50.0	49.5	44.5	43.0	90.8	326.8
Pension obligation	—	—	—	—	—	2.8	2.8
Total contractual obligations	204.7	58.1	57.6	52.6	207.7	93.6	674.3

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan Facility of 5.10% as at March 29, 2020.
As at March 29, 2020, we had additional liabilities which included provisions for warranty, agent termination fees, sales returns, asset retirement obligations, and deferred income tax liabilities. These long-term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we do not have any material off-balance sheet arrangements or commitments as at March 29, 2020.

Trade accounts receivable factoring program
On December 23, 2019, a subsidiary of the Company in Europe entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under the Revolving Facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the year ended March 29, 2020, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $7.8m which were derecognized from the Company’s statement of financial position. Fees of less than $0.1m were incurred during the year ended March 29, 2020 and included in net interest and other financing costs in the statement of income. At March 29, 2020, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $2.4m.
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at May 29, 2020, there were 59,093,627 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at May 29, 2020, there were 1,630,016 options and 35,319 restricted share units outstanding under the Company’s equity incentive plans, of which 799,475 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency exchange rates and interest rates.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Annual Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars through its foreign operations in the U.S., U.K., France, Switzerland, Hong Kong, and China. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollars will increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar and Swedish krona exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal years ending March 29, 2020 and March 28, 2021 was initiated during the fourth quarter of the 2019 fiscal year. Given the impact of COVID-19 on the current economic environment, we recognized $1.7m of unrealized losses on foreign exchange hedges deemed ineffective in the fourth quarter of fiscal 2020 as a result of uncertainties in our future cash flows among our international operations.
A summary of foreign currency forward exchange contracts and the corresponding amounts as at March 29, 2020 is as follows:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	127.4	U.S. dollars
		€120.4	euros

Forward contract to sell Canadian dollars	US$	79.1	U.S. dollars
		€57.9	euros
		£0.2	British pounds sterling

Forward contract to purchase euros	CHF	2.1	Swiss francs
	CNY	455.1	Chinese yuan
		£30.1	British pounds sterling
	HKD	47.6	Hong Kong dollars
	SEK	4.8	Swedish kronor

Forward contract to sell euros	CHF	13.8	Swiss francs
		£1.8	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. Based on our outstanding balances of $159.3m (US$113.8m) under the Term Loan Facility as at March 29, 2020, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $1.1m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments related to its U.S. dollar denominated Term Loan Facility.
The Company entered into a cross-currency swap by selling US$70.0m floating rate debt bearing interest at LIBOR plus 3.50% as measured on the trade date, and receiving $93.0m fixed rate debt bearing interest at a rate of 5.02%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $93.0m fixed rate debt bearing interest at a rate of 5.02% and receiving €61.8m fixed rate debt bearing interest at a rate of 3.19%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
The Company also entered into a long-dated forward exchange contract by selling $39.6m and receiving US$30.0m as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the revised term to maturity (December 2, 2024). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Short-term Borrowings, Revolving Facility and Term Loan Facility. As at March 29, 2020, the Company had no amounts owing on the Short-term Borrowings and Revolving Facility. The amount outstanding under the Term Loan Facility was $159.3m as at March 29, 2020 which currently bears interest at 5.10%. Based on the weighted average amount of outstanding borrowings under the Short-term Borrowings during the year ended March 29, 2020, a 1.00% increase in the average interest rate on our borrowings would have increased annual interest expense by less than $0.1m. Correspondingly, a 1.00% increase in the average interest rate would have increased annual interest expense on our Revolving Facility and our Term Loan Facility by $0.9m and $1.5m, respectively. The impact on future interest expense because of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of its Board of Directors by incurring expenses for business services. During the year ended March 29, 2020, the Company incurred expenses with related parties of $1.7m (year ended March 31, 2019 - $1.0m) from companies related to certain shareholders. Net balances owing to related parties as at March 29, 2020 were $0.4m (March 31, 2019 - $0.1m).
With the initial application of IFRS 16, the Company has recognized a lease liability to the Baffin Vendor for the leased premises; the lease liability as at March 29, 2020 was $5.3m. During the year ended March 29, 2020, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $1.4m (year ended March 31, 2019 - $0.6m). In connection with the acquisition of Baffin, the Company agreed to acquire the inventories in transit and purchases of such inventories in the year ended March 31, 2019 amounted to $3.0m. No amounts were owing to Baffin entities as at March 29, 2020 and March 31, 2019. Furthermore, $3.0m is payable to the Baffin Vendor on November 1, 2020 and will be charged to expense over two years.
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

CAD $ millions	March 29, 2020	March 31, 2019
Short term employee benefits	9.1	13.2
Long term employee benefits	0.1	0.1
Termination benefits	—	—
Share-based compensation	5.9	2.9
Compensation expense	15.1	16.2
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
The Company has adopted IFRS 16, Leases effective April 1, 2019. See “Changes in Accounting Policies” below for a description of the impact from adopting these new standards.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Annual Financial Statements.
Revenue recognition. Revenue comprises of DTC, Wholesale and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.
It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations,

we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. For the purpose of intangible assets’ impairment testing, intangible assets are assessed at the CGU level. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
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
Non-derivative financial liabilities include accounts payable, accrued liabilities, Short-term Borrowings, the Revolving Facility, and the Term Loan Facility. The Company initially recognizes debt instruments on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

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
Warranty. The provision for warranty claims represents the present value of management’s best estimate of the future outflow of economic resources that will be required to meet the Company’s obligations for warranties upon the sale of goods. The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: the number of jackets expected to require repair or replacement; the proportion to be repaired versus replaced; the period in which the warranty claim is expected to occur; the cost to repair a jacket; the cost to replace a jacket, and the risk-free rate used to discount the provision to present value.
CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
Leases
The Company adopted IFRS 16, Leases on April 1, 2019 using the modified retrospective approach with the cumulative effects of initial application recorded in opening retained earnings and no restatement of prior period financial information. Under the modified retrospective approach, the Company measured the right-of-use asset at the carrying value as if the standard had been applied since the commencement date of the lease (typically the possession date), but using the discount rate at the date of initial application.
The Company determined the discount rate at the time of initial adoption to be its incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates.
Substantially all of the Company’s leases are real estate leases for retail stores, manufacturing facilities, and corporate offices. The Company recognized right-of-use assets and lease liabilities for its leases except as permitted by recognition exemptions in the standard for short-term leases with terms of twelve months or less and leases of low-value assets. The depreciation expense on right-of-use assets and interest expense on lease liabilities replaced rent expense, which was previously recognized on a straight-line basis over the lease term under IAS 17.
In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	the Company has applied a single discount rate to a portfolio of leases with reasonably similar underlying characteristics;

•
the Company has excluded initial direct costs in the measurement of the right-of-use asset on initial application except to the extent that costs, such as lease rights, were recognized under the previous standard;

•	the Company has accounted for leases with a remaining term of less than twelve months as at March 31, 2019 as short-term leases; and

•	the Company has used hindsight in determining the lease term where the lease contains options to extend or terminate the lease.
On the date of initial application, the impact of adopting IFRS 16 on the Company’s statement of financial position as at April 1, 2019 was as follows:

Condensed Financial Position Information
Increase (decrease)
(in millions of Canadian dollars)
	As previously reported, March 31, 2019	IFRS 16 initial application	Reclassification of initial direct costs	Income tax	Balance as at April 1, 2019 - IFRS 16
Assets	$	$	$	$	$
Current assets
Other current assets	32.9	(0.9)	—	—	32.0

Deferred income taxes	12.2	—	—	1.2	13.4
Intangible assets	155.6	—	(5.5)	—	150.1
Right-of-use assets	—	136.6	5.5	—	142.1

Liabilities
Current liabilities
Lease liabilities	—	19.2	—	—	19.2

Deferred income taxes	16.7	—	—	(0.5)	16.2
Lease liabilities	—	131.6	—	—	131.6
Other long-term liabilities	13.1	(8.5)	—	—	4.6

Shareholders' equity
Retained earnings	279.7	(6.6)	—	1.7	274.8
The Company applied the requirements of IAS 36, Impairment of assets as at April 1, 2019 on the right-of-use assets and concluded there was no impairment.
The Company used its incremental borrowing rates as at April 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 4.28%. The weighted average lease term remaining as at April 1, 2019 was approximately 8 years.

The following table reconciles the lease liabilities recognized on April 1, 2019 and the operating lease commitments disclosed under IAS 17 as at March 31, 2019 discounted using the incremental borrowing rate as at the date of initial application:

(in millions of Canadian dollars)	$
Operating lease commitment as at March 31, 2019	253.4
Operating leases	(3.1)
Leases committed not yet commenced	(71.5)
Undiscounted lease payments	178.8
Discount at incremental borrowing rate	(28.0)
Lease liabilities recognized as at April 1, 2019	150.8

Current lease liabilities	19.2
Non-current lease liabilities	131.6
Total lease liabilities	150.8
The adoption of IFRS 16 does not impact the Company’s ability to comply with its financial and non-financial covenants as the covenants are calculated as at and during the reporting period in accordance with existing lease guidance applicable at the date of the agreement. As a result of adopting IFRS 16, the Company updated its accounting policies as set out below:
Leases
The Company recognizes a right-of-use asset and a lease liability based on the present value of the future lease payments at the commencement date. The commencement date is when the lessor makes the leased asset available for use by the Company, typically the possession date. The discount rate used in the present value calculation for lease payments is the incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The lease term is determined as the non-cancellable periods of a lease, together with periods covered by a renewal option if the Company is reasonably certain to exercise that option and a termination option if the Company is reasonably certain not to exercise that option.
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or selling, general, and administrative expenses on a straight-line or other systematic basis.
Lease liabilities
Lease liabilities are measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rates, and include the fixed payments, variable lease payments that depend on an index or a rate, less any lease incentives receivable. Subsequent to initial measurement, the Company measures lease liabilities at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there are changes to the lease payments, lease term, assessment of an option to purchase the underlying asset, expected residual value guarantee, or future lease payments due to a change in the index or rate tied to the payment.
Right-of-use assets
Right-of-use assets are measured at the initial amount of the lease liabilities, lease payments made at or before the commencement date less any lease incentives received, initial direct costs, if any, and decommissioning costs to restore the site to the condition required by the terms and conditions of the lease. Subsequent to initial measurement, the Company applies the cost model to the right-

of-use assets and measures the asset at cost less any accumulated depreciation, accumulated impairment losses in accordance with IAS 36, and any remeasurements of the lease liabilities. Assets are depreciated from the commencement date on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.
Segment information
The adoption of IFRS 16 resulted in the Company adjusting its internal financial information used by the chief operating decision maker. Specifically, the change from rent expense, recorded on a straight-line basis in selling, general and administrative expense, to depreciation on right-of-use assets and interest expense on lease liabilities required a different measurement of segment operating income. As a result, expenses in the Company's operating segments now include depreciation and amortization on assets, including right-of-use assets in the current year, directly used in those segments. Prior to the first quarter of fiscal 2020 depreciation and amortization was not allocated to the Company's operating segments. Comparative segment information has been restated to include depreciation and amortization to conform with the presentation adopted in the current year.
In applying the IFRS 16 standard, the following judgments and key sources of estimation uncertainty have an impact on the amounts recognized in the consolidated financial statements.
Judgments Made in Relation to Accounting Policies Applied: The Company exercises judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. The Company considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if the Company is reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term and any changes in the estimate of lease terms may have a material impact on the Company’s statement of financial position.
Key Sources of Estimation: The critical assumptions and estimates used in determining the present value of future lease payments require the Company to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets. Management determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Company’s creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Lease term and useful life of leasehold improvements
In December 2019, the IFRS Interpretations Committee ("IFRIC") issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16 and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Company assessed the impact of this interpretation on leases recognized under IFRS 16 and concluded the agenda decisions did not have an impact on the existing treatment.

SUBSEQUENT EVENTS
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Restructuring
On May 20, 2020, the Company underwent a reorganization to address the impact of the COVID-19 pandemic, resulting in the lay-off of 125 employees or approximately 2.5% of its workforce.
Amendments to the Revolving Facility
On May 26, 2020, the Company entered into a further amendment to the Revolving Facility to increase its ability to borrow against the borrowing base by up to $50.0m. The amended revolving facility consists of the existing Revolving Facility with a reduced commitment in the amount of $417.5m with a seasonal increase of up to $467.5m during the peak season (June 1 - November 30), and a FILO Revolving Facility in the amount of $50.0m. Borrowings under the existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts will be drawn in priority of the FILO Revolving Facility. Amounts drawn on the FILO Revolving Facility are subject to an interest rate charge that is 2.00% higher than the existing Revolving Facility. The FILO Revolving Facility matures on May 25, 2021 and upon maturity, the credit commitments on the existing Revolving Facility will be restored.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of March 29, 2020. Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as of March 29, 2020.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a-15(f) or 240.15d-15(f).
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Management of the Company, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 29, 2020, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (“COSO 2013”). Based on evaluation performed, management concluded that, as of March 29, 2020, the Company’s internal control over financial reporting was effective.
Deloitte LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 29, 2020.
Remediation of Previously-Reported Material Weakness
As previously disclosed in “Item 15 -- Internal Control Over Financial Reporting” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2019, in connection with its assessment for the fiscal year ended March 31, 2019, the Company’s management identified the following deficiencies in its internal control over financial reporting that existed as of March 31, 2019 in two components of internal control as defined by COSO 2013 (Control Activities and Information and Communication). In relation to Control Activities, management did not design and maintain effective controls over the following: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; and (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data. Each of these was deemed to be a material weakness. The material weakness in Information and Communication is the result of the evaluation of the accuracy and completeness of information used in the execution of internal controls primarily related to spreadsheets created from data extracted from our enterprise resource planning (“ERP”) system.

To address the material weaknesses related to Control Activities and Information and Communication, and as previously disclosed throughout the fiscal year ended March 29, 2020, management implemented the following remediation plan:

•
Upgraded its ERP system on April 1, 2019, designed with consideration for enhanced system functionality, user roles reflecting segregation of duties, use of reporting tools, and master data management;

•
Updated its process flows for the change in the business processes and controls as a result of the new ERP system and performed walkthroughs of those processes with the assistance of Internal Audit personnel and external advisors;

•
Hired a Vice President of Internal Audit & Loss Prevention at the end of fiscal 2019 to lead the governance and testing of internal controls over financial reporting and hired internal audit personnel globally to support the VP Internal Audit & Loss Prevention;

•	Hired additional employees with financial reporting, public company, and internal control remediation expertise and capacity throughout the global organization;

•	Added control remediation goals to management’s formal performance objectives to increase control accountability and ownership;

•	Implemented regular monitoring process with senior Management and the Company’s Audit Committee;

•	Implemented a global SOX compliance software solution;

•	Trained control owners on the control execution and evidencing, particularly in relation to information used in controls; and

•	Increased the frequency of testing of internal controls over financial reporting.
To address the material weakness related to the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data, management implemented the following remediation plan:

•
In connection with the upgraded ERP system noted above, management implemented IT application controls over the revenue and accounts receivable process designed to ensure transactions were completely and accurately recorded;

•	Management implemented controls that restricted access to master data, including pricing and customer master data, via provisioning of user access roles and appropriate segregation of duties; and

•	Management review controls over revenue and accounts receivable.
To address the material weakness related to the existence and valuation of inventory, including inventory costing and access controls to inventory master data, management implemented the following remediation plan:

•	Management implemented an inventory cycle count and monitoring program throughout the fiscal year at its raw materials and finished goods warehouses;

•	Precise management review controls over spreadsheets supporting standard costs and valuation; and

•	In connection with the upgraded ERP system noted above, management restricted access to inventory master data via provisioning of user access roles and appropriate segregation of duties.
During the fourth quarter of fiscal 2020 and prior to the filing of our Annual Report for fiscal 2020, Management completed its testing of the newly-designed controls. In light of the foregoing remediation activities and testing of controls, Management determined that the Company’s internal control over financial reporting was effective as of March 29, 2020.

For further information, see “Risk Factors”.  Management, including the CEO and CFO, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.
Changes in Internal Control over Financial Reporting
Except for the changes in connection with our implementation of the remediation plan discussed above, there have been no other changes in the Company’s internal control over financial reporting that occurred during the fourth quarter of the year ended March 29, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of May 22, 2020. Other than for Pat Sherlock and Penny Brook, whose business address is 135 Baarerstrasse, 6300 Zug, Switzerland, the business address for our directors and officers is c/o Canada Goose Holdings Inc., 250 Bowie Ave, Toronto, Ontario, Canada M6E 4Y2.

Name	Age	Position
Dani Reiss	46	President and Chief Executive Officer and Director
Jonathan Sinclair	58	Executive Vice President, Chief Financial Officer
Pat Sherlock	46	President, Canada Goose International AG
Ana Mihaljevic	39	Chief Commercial Officer
Penny Brook	43	Chief Marketing Officer
Kara MacKillop	44	Executive Vice President, People and Culture
Scott Cameron	42	President, Greater China
David Forrest	40	Senior Vice President, General Counsel
Carrie Baker	44	Executive Vice President, Chief of Staff
John Moran	57	Executive Vice President, Manufacturing and Supply Chain
Michael (Woody) Blackford	51	Executive Vice President, Product
Eric Westerby	48	Senior Vice President, Information Technology
Paul Hubner	59	President and Chief Executive Officer, Baffin Limited
Joshua Bekenstein	61	Director
Jodi Butts	47	Director
Maureen Chiquet	57	Director
Ryan Cotton	41	Director
John Davison	61	Director
Stephen Gunn	65	Director
Jean-Marc Huët	51	Director

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
Michael (Woody) Blackford, Executive Vice President, Product
Mr. Blackford joined the company in November 2019 as Executive Vice President, Design and Merchandising and was named Executive Vice President, Product in March 2020. Prior to joining the company, Mr. Blackford spent 14 years at Columbia Sportswear Company, most recently serving as Vice President of Global Design & Innovation. Prior to that, he held a number of roles in product and sales at Sierra Designs. Throughout his career, Mr. Blackford has developed expertise in design leadership, product development and technical innovation. Mr. Blackford received a Bachelor of Business Administration and Economics from St. Francis Xavier University.
Eric Westerby, Senior Vice President, Information Technology
Mr. Westerby joined the company in December 2018 as an independent consultant and formally joined the company as the Senior Vice President of Information Technology in July 2019. Prior to joining our team, Mr. Westerby served as the Chief Information Officer/EVP Omni-Channel for Palliser Furniture Upholstery/EQ3, a leading North American furniture company, from July 2017 to September 2018. He previously led the executive office of IT for Nygard, Alliance Films, West 49 Inc., Laura Secord and Cole National Corp. Mr. Westerby studied Computer Programming and Analysis at Seneca College.
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
Joshua Bekenstein, Director
Mr. Bekenstein has served as a member of our board of directors since December 2013. He is a Managing Director and the Co-Chairman of Bain Capital. Prior to joining Bain Capital, in 1984, Mr. Bekenstein spent two years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of The Michaels Companies, Inc., BRP Inc., Dollarama Inc., and Bright Horizons Family Solutions Inc. He previously served as a member of the board of directors of The Gymboree Corporation, Burlington Stores, Inc. and Waters Corporation. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration from Harvard Business School. Mr. Bekenstein provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
Jodi Butts, Director
Ms. Butts has served as a member of our board of directors since November 2017. Prior to joining the board, Ms. Butts served as the Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital Toronto. Ms. Butts also serves as a board member and member of the Nominating Committee of Aphria Inc.; as a board member of Dot Health Inc; as a member of the Board of Governors and Audit Committee of the University of Windsor; and as a board member and member of the Risk Committee of the Walrus Foundation. She also holds several board advisory roles, including with Bayshore Home Healthcare and the World Health Innovation Network. She received a Bachelor of Arts from the University of Windsor, a Master of Arts in Canadian History from the University of Toronto and a Bachelor of Laws from the University of Toronto.
Maureen Chiquet, Director
Ms. Chiquet has served as a member of our board of directors since August 2017. Ms. Chiquet began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet served as a Trustee to the New York Academy of Art. Ms. Chiquet also served as a Trustee to the Yale Corporation and was a fellow of Yale University, where she received a Bachelor of Arts in literature. She serves as a non-executive director on the board of MatchesFashion and Golden Goose. Ms. Chiquet provides strong executive, product, marketing and business operations skills to the board of directors.
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of Advantage Solutions, Maesa, Varsity Brands, The Michaels Companies, Inc., Virgin Voyages, and Blue Nile. Mr. Cotton also currently serves on the board of directors and board of trustees for City Year New York, and St. Mark’s School of Texas, respectively. He previously served as a member of the board of directors of Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, TOMS Shoes and Sundial Brands. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
John Davison, Director
Mr. Davison has served as a member of our board of directors since May 2017. Mr. Davison is currently the President and Chief Executive Officer of Four Seasons Holdings Inc. (“Four Seasons”), the luxury hotel and resort management company, where he oversees all aspects of the company’s global portfolio of hotels, resorts and branded residences. Initially joining Four Seasons as Senior Vice President, Project Financing in 2002, Mr. Davison later served as Executive Vice President and Chief Financial Officer from 2005 to 2019. Prior to joining Four Seasons, Mr. Davison spent four years as a member of the Audit and Business Investigations Practices at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the board of IMAX China Holding, Inc. and Benevity, Inc. Mr. Davison has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988.  He received a Bachelor of Commerce from the University of Toronto.  Mr. Davison provides strong executive and business operations skills to our board of directors.
Stephen Gunn, Director
Mr. Gunn has served as a member of our board of directors since February 2017. He previously served as a Co-Chair of Sleep Country Canada Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country, Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn serves as the Chair of the board of directors of Dollarama Inc. Mr. Gunn is also the Chair of the audit committee of Recipe Unlimited Corporation (formerly Cara Operations Limited), and served as a director of Golf Town Canada Inc. from 2008 to 2016. He received a Bachelor of Electrical Engineering from Queens University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
Jean-Marc Huët, Director
Mr. Huët has served as a member of our board of directors since February 2017. He serves as the Chairman of Heineken N.V., a member of the advisory committee of Bridgepoint Capital and the Chairman of Vermaat, a catering business owned by Bridgepoint Capital. Mr. Huët served as a director of Formula One from 2012 to January 2017, and was an Executive Director and Chief Financial Officer of Unilever N.V. from 2010 to 2015. Mr. Huët was also formerly Executive Vice President and Chief Financial Officer of Bristol-Myers Squibb Company from 2008 to 2009 and Chief Financial Officer of Royal Numico N.V. from 2003 to 2007. Prior to that, he worked at Goldman Sachs. He received a A.B. from Dartmouth College and an M.B.A. from INSEAD. Mr. Huët provides strong executive, consumer and financial expertise to our board of directors and valuable experience gained from previous and current board service.

B. Compensation
Board of Director Compensation
Only the company’s independent directors, Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts received compensation in respect of fiscal 2020 for their service on our board of directors. Messrs. Reiss, Bekenstein and Cotton do not receive any compensation as directors of the company. Mr. Reiss’ compensation for serving as President and Chief Executive Officer is included with that of the other named executive officers. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts in respect of fiscal 2020:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
John Davison	100,000	100,000	200,000
Stephen Gunn	87,500	100,000	187,500
Jean-Marc Huët	129,579 (2)	100,000	229,579
Maureen Chiquet	116,764 (3)	100,000	216,764
Jodi Butts	87,500	100,000	187,500

(1)
Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts in fiscal 2020. The value was determined in accordance with IFRS 2 “Share-based Payment”.

(2)
Compensation paid in Euros converted at an exchange rate of €1.00 to $1.48, which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.

(3)
Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.33 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.

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
On April 3, 2019, each of Messrs. Davison, Gunn and Huët and Mmes. Butts and Chiquet was granted an award of 5,185 options to purchase our subordinate voting shares under the Omnibus Plan (“Options”). These Options have an exercise price of $63.03 per share and expire on April 3, 2029.

Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our executive compensation framework, which consisted of the following elements for fiscal 2020: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.
Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our President and Chief Executive Officer, Dani Reiss; our Executive Vice President and Chief Financial Officer, Jonathan Sinclair; and our three most highly compensated executive officers (other than Messrs. Reiss and Sinclair) who were serving as executive officers on the last day of fiscal 2020. They are Pat Sherlock, our President of Canada Goose International AG; Scott Cameron, our President of Greater China; and Penny Brook, our Chief Marketing Officer. Messrs. Reiss, Sinclair, Sherlock and Cameron and Ms. Brook are referred to collectively in this Annual Report as our named executive officers.
The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers in respect of fiscal 2020:

Name and principal position	Salary ($)	Bonus ($) (1)	Option awards ($) (2)	Non-equity incentive plan compensation ($) (1)	All other compensation ($) (3)	Total compensation ($)
Dani Reiss, President and Chief Executive Officer (6)	1,182,692	—	3,690,000	—	37,155	4,909,847
Jonathan Sinclair, Executive Vice President, Chief Financial Officer	779,000	—	616,708	—	347,724	1,743,432
Pat Sherlock, President, Canada Goose International AG (4)	432,025	—	343,519	—	325,494	1,101,038
Scott Cameron, President Greater China (5)	400,696	—	320,000	—	108,790	829,486
Penny Brook, Chief Marketing Officer (4)	449,418	—	357,350	—	41,518	848,286

(1)
No bonuses or non-equity incentive plan compensation were earned by our named executive officers in respect of fiscal 2020 as a result of the company not meeting its fiscal 2020 EBIT target (see “Bonus” below).

(2)
Amounts shown reflect the grant date fair value of Options granted to Messrs. Reiss, Sinclair, Sherlock and Cameron and Ms. Brook in fiscal 2020. The values were determined in accordance with IFRS 2 “Share-based Payment”.

(3)	For more detail on the amounts included in this column, see “All Other Compensation - Benefits and Perquisites” below.

(4)
Salary was paid in Swiss francs at an exchange rate of CHF1.00 to $1.35, the Bank of Canada exchange rate on March 29, 2020. Certain amounts under “All other compensation” paid in Swiss francs at the same exchange rate of CHF1.00 to $1.35.

(5)
Salary was paid in Hong Kong dollars at an exchange rate of HK$1.00 to $0.17, the Bank of Canada exchange rate on March 29, 2020. Certain amounts under “All other compensation” paid in Hong Kong dollars at the same exchange rate of HK$1.00 to $0.17.

(6)	Effective March 15, 2020, Mr. Reiss elected to forego his salary for at least the following three months in response to the COVID-19 pandemic.
Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels are established based on a range of factors, including peer company compensation, the executive’s role, responsibilities and prior experience and the overall market demand for the executive. Messrs. Reiss, Sinclair, Sherlock and Cameron and Ms. Brook received base salary increases in fiscal 2020, effective as of April 1, 2019. Mr. Reiss’s base salary increased to $1,230,000, Mr. Sinclair’s base salary increased to $779,000, Mr. Sherlock’s base salary increased to CHF320,232, Mr. Cameron’s base salary increased to $400,000 and Ms. Brook’s base salary increased to CHF333,125.
Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the company. As reflected in the compensation table above, none of the named executive officers received bonuses in fiscal 2020 as a result of the company not achieving at least 85% of its EBIT target for fiscal 2020.
For fiscal 2020, Mr. Reiss was eligible to earn a target annual bonus equal to 100% of his base salary, based on the achievement of pre-established fiscal 2020 EBIT targets. Target EBIT was approved by our board of directors at the beginning of fiscal 2020 in connection with the annual budgeting process, with payout of Mr. Reiss’s bonus being earned at 100% upon achievement of EBIT of 100% of target. No portion of Mr. Reiss’s bonus was eligible to be earned if EBIT was determined to have been achieved at 90% or less below target. Achievement of EBIT between 90% of target and less than 100% of target would have resulted in Mr. Reiss’s bonus being earned on a straight-line basis between 0% and 100%. Achievement of EBIT above 100% of target would have resulted in the EBIT component of Mr. Reiss’s bonus being earned at 100% of target plus 8% of target for each 1% over target EBIT.
Messrs. Sinclair, Sherlock and Cameron and Ms. Brook were eligible to earn annual bonuses for fiscal 2020 under a broad-based annual bonus plan for salaried employees targeted at 45% (Mr. Sinclair) or 40% (Messrs. Sherlock and Cameron and Ms. Brook), of base salary. Bonuses were eligible to be earned under the plan based on the achievement of pre-established EBIT targets and a participant’s individual performance review for fiscal 2020. Target EBIT for purposes of our fiscal 2020 annual bonus plan was determined the same as for Mr. Reiss. No bonuses were eligible to be paid under the plan for achievement of EBIT at less than 85% of target or an individual performance rating of “needs immediate improvement”. Upon achievement of EBIT of at least 85% of target, a participant could receive an annual bonus at various percentages of his or her target bonus amount depending on an individual performance rating of “exceptional,” “leading,” “tracking,” or “inconsistent”. Achievement of EBIT between 85% and 100% of Target EBIT would have resulted in a participant’s bonus being earned on a straight-line basis between 0% and 100% of target. Achievement of EBIT above 100% of target could result in the EBIT component of a participant’s bonus being earned at 100% of target plus 4% of target for each 1% over target EBIT, based on a matrix approved by the Compensation Committee that takes into account achievement of EBIT and the participant’s performance rating.
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
Under his employment agreement, effective February 6, 2018, Mr. Sinclair is entitled to an annual base salary of $760,000, subject to annual review, and which has subsequently increased as described above under “Base Salary”. Mr. Sinclair is also eligible for an annual incentive bonus targeted at 45% of his annual base salary. The employment agreement also provided for a signing bonus of up to $450,000 (or $225,000 if his employment commenced after June 18, 2018), reduced by any bonus payments he received from his prior employer in March and June 2018. Mr. Sinclair was paid a signing bonus of $192,578. Mr. Sinclair’s employment agreement also provides for an annual equity grant to Mr. Sinclair under our long-term equity incentive plan, initially equal to 80% of his annual base salary and which has subsequently increased to 100% of his annual base salary. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under his employment agreement, effective on or around August 1, 2018, Mr. Sherlock is entitled to an annual base salary of CHF 312,421, which has subsequently increased as described above under “Base Salary”. Mr. Sherlock is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary. In connection with Mr. Sherlock’s assignment in Switzerland, Mr. Sherlock’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under his employment agreement, effective January 30, 2019, Mr. Cameron is entitled to a base salary of HK$188,507.87 per month (equivalent to $390,150 annually), which has subsequently increased as described above under “Base Salary”. Mr. Cameron is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary. In connection with Mr. Cameron’s assignment in Greater China, Mr. Cameron’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under her employment agreement, effective January 3, 2018, Ms. Brook is entitled to an annual base salary of CHF 325,000, which has subsequently increased as described above under “Base Salary”. Ms. Brook is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of her annual base salary. In connection with Ms. Brook’s assignment in Switzerland, Ms. Brook’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
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
If Mr. Cameron’s employment were terminated by us without cause, he would be entitled to three months’ notice or pay in lieu of notice plus payment of an amount equal to four weeks’ base salary for each full year worked, subject to a cap of 52 weeks’ base salary. In addition, Mr. Cameron would be entitled to reimbursement for the cost of his repatriation to Canada if his employment with Canada Goose is terminated due to his Hong Kong work visa being revoked, expiring without renewal or otherwise no longer being valid for reasons not attributable to his own fault.
If Ms. Brook’s employment were terminated by us without cause, she would be entitled to six months’ notice.
Equity-Based Compensation
On April 3, 2019, Messrs. Reiss, Sinclair, Sherlock and Cameron and Ms. Brook were granted 191,319, 31,975, 17,756, 16,591 and 18,471 Options, respectively. One-quarter of these Option awards vested on April 3, 2020 and one-quarter of each award will vest on each of April 3, 2021, April 3, 2022 and April 3, 2023, subject to the executive’s continued employment with us through the applicable vesting date.

The following table sets forth information regarding equity awards held by our named executive officers as of March 29, 2020:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested ($)	Market value of shares of stock that have not vested ($)
Dani Reiss(1)	52,632	52,631	—	30.73	6/1/2027	—	—
	18,074	54,223	—	83.53	6/26/2028	—	—
	—	191,319	—	63.03	4/3/2029	—	—
Jonathan Sinclair(2)(3)	8,849	26,547	—	83.53	6/26/2028	—	—
	—	—	—	—	—	7,100	201,640
	—	31,975	—	63.03	4/3/2029	—	—
Pat Sherlock(4)	44,957	22,224	—	1.79	4/1/2025	—	—
	—	17,756	—	63.03	4/3/2029	—	—
Scott Cameron(5)	19,506	88,821	—	4.62	1/4/2026	—	—
	—	16,591	—	63.03	4/3/2029	—	—
Penny Brook(6)	37,035	44,447	—	4.62	4/1/2026	—	—
	—	18,471	—	63.03	4/3/2029	—	—

(1)
Mr. Reiss was granted 105,263 Options on June 1, 2017, 72,297 Options on June 26, 2018 and 191,319 Options on April 3, 2019. His Options are subject to time-based vesting of 25% on each of the first, second, third and fourth anniversaries of the respective grant dates.

(2)
Mr. Sinclair was granted 35,396 Options on June 26, 2018 and 31,975 Options on April 3, 2019. His Options are subject to time-based vesting of 25% on each of the first, second, third and fourth anniversaries of the grant date.

(3)
Mr. Sinclair was granted 10,650 restricted share units on July 5, 2018. His restricted share units are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sinclair’s restricted share units was calculated by multiplying the number of restricted share units subject to his award by $28.40 which was the closing price of our subordinate voting shares on the TSX on March 27, 2020, the last trading day of fiscal 2020.

(4)
Mr. Sherlock was granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 17, 2014, which options were exchanged for 114,125 Options in connection with the Recapitalization. Mr. Sherlock was also granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 1, 2015, which options were exchanged for 111,110 Options in connection with the Recapitalization. One third of these Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Sherlock Time-Based Options”). The remaining two-thirds of his Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Sherlock Performance-Based Options”). The Sherlock Performance-Based Options are subject to the same time-based vesting schedule as the Sherlock Time-Based Options and, as of March 29, 2020, the performance metrics applicable to the Sherlock Performance-Based Options had been achieved. The Sherlock Time-Based Options and the time-vesting component of the Sherlock Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.
Mr. Sherlock was also granted 17,756 Options on April 3, 2019. These Options are subject to time-based vesting of 25% on each of the first, second, third and fourth anniversaries of the grant date.

(5)
Mr. Cameron was granted 337,162 options to purchase Class B Common Shares and 505,745 options to purchase Class A Junior Preferred Shares on January 4, 2016, which options were exchanged for 444,102 Options in connection with the Recapitalization. One third of these Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Cameron Time-Based Options”). The remaining two-thirds of his Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Cameron Performance-Based Options”). The Cameron Performance-Based Options are subject to the same time-based vesting schedule as the Cameron Time-Based Options and, as of March 29, 2020, the performance metrics applicable to the Cameron Performance-Based Options had been achieved. The Cameron Time-Based Options and the time-vesting component of the Cameron Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.

Mr. Cameron was also granted 16,591 Options on April 3, 2019. These Options are subject to time-based vesting of 25% on each of the first, second, third and fourth anniversaries of the grant date.

(6)
Ms. Brook was granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 1, 2016, which options were exchanged for 111,110 Options in connection with the Recapitalization. One third of these Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Brook Time-Based Options”). The remaining two-thirds of her Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Brook Performance-Based Options”). The Brook Performance-Based Options are subject to the same time-based vesting schedule as the Brook Time-Based Options and, as of March 29, 2020, the performance metrics applicable to the Brook Performance-Based Options had been achieved. The Brook Time-Based Options and the time-vesting component of the Brook Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.

Ms. Brook was also granted 18,471 Options on April 3, 2019. These Options are subject to time-based vesting of 25% on each of the first, second, third and fourth anniversaries of the grant date.

All Other Compensation - Benefits and Perquisites
Our full-time employees, including our named executive officers, are eligible to participate in our health and welfare benefit plans, which include medical, dental, vision, basic and dependent life, supplemental life, accidental death, dismemberment and specific loss, long-term disability, and optional critical illness insurance. Employees are also eligible to receive continuing education support and to participate in our employee purchase program, which allows employees to purchase a specified number of jackets and accessories at 50% of the manufacturer’s suggested retail price. Our named executive officers participate in these plans on a slightly better basis than other salaried employees, including in some instances with slightly lower deductibles, better cost-sharing rates and the ability to purchase supplemental health coverage. Our named executive officers are also entitled to complimentary jackets each calendar year.
Our named executive officers received additional benefits and perquisites pursuant to the terms of their employment with us including, for Messrs. Sinclair, Sherlock and Cameron and Ms. Brook, benefits and perquisites related to their overseas assignments. In fiscal 2020, (1) each of our named executive officers other than Ms. Brook received company-paid personal insurance premiums, and Messrs. Reiss and Sinclair also received supplemental health coverage; (2) each of our named executive officers other than Mr. Cameron received complimentary jackets; (3) Messrs. Sinclair, Sherlock and Cameron received housing allowances and tax gross-ups related to such allowances; (4) Messrs. Sherlock and Cameron received personal financial and tax advice services, personal travel allowances and tax gross-ups related to such amounts; (5) Mr. Sherlock and Ms. Brook received reimbursement of school fees for their children and tax gross-ups related to such reimbursements; (6) Mr. Sherlock received tax equalization payments designed to maintain a tax burden comparable to that of a similarly situated employee in Canada, as well as reimbursement for any Canadian taxes incurred as a direct result of Mr. Sherlock’s assignment in Switzerland and (7) Mr. Cameron received reimbursement for any Canadian taxes incurred as a direct result of Mr. Cameron’s assignment in Greater China.
Retirement Plans
In fiscal 2020, none of our named executive officers participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. In fiscal 2020, we did not make any contributions to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. on behalf of our named executive officers, and did not otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our named executive officers pursuant to retirement plans sponsored by the company. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
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
D. Employees
As of March 29, 2020, March 31, 2019 and March 31, 2018, we had 1,219, 3,932 and 2,656 employees, including both full-time and part-time employees. The number of employees by function as of the end of the period for our fiscal years ended March 29, 2020, March 31, 2019 and March 31, 2018 was as follows:

	2020	2019	2018
By Function:
Canadian manufacturing	389	3,104	2,043
Selling and retail	352	360	267
Corporate head office	478	468	346
Total	1,219	3,932	2,656
The decrease in the number of manufacturing and retail employees in fiscal 2020 was primarily as a result of the temporary closure in March 2020 of our manufacturing facilities and retail stores in North America and Europe due to measures in place relating to the COVID-19 pandemic. As of March 29, 2020, the company has 3,776 employees on temporary layoff. As of June 2, 2020, we have re-opened our retail stores in Montreal, Canada, Paris, France and Milan, Italy and partially re-opened our manufacturing facilities and re-hired 753 of our manufacturing employees who had been on temporary layoff solely to produce PPE for frontline healthcare workers in Canada.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of May 21, 2020, by:

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
The percentage of voting shares beneficially owned is computed on the basis of 59,063,627 subordinate voting shares and 51,004,076 multiple voting shares outstanding as of May 21, 2020.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
Bain Capital Entity (1)	—	—	30,873,742	60.5%
Dani Reiss (2)	162,925	*	20,130,334	39.5%
Artisan (3)	3,415,802	5.8%	—	—
Ameriprise (4)	4,501,613	7.6%	—	—
FMR (5)	4,461,806	7.6%	—	—
Morgan Stanley (6)	8,347,981	14.1%	—	—
CDPQ (7)	2,961,911	5.0%	—	—
Select LP (8)	4,350,529	7.4%	—	—
ACI (9)	3,563,942	6.0%	—	—
Viking (10)	3,033,186	5.1%	—	—
Named executive officers and directors:
Joshua Bekenstein (11)	—	—	—	—
Jodi Butts	13,797	*	—	—
Maureen Chiquet	23,588	*	—	—
Ryan Cotton (11)	—	—	—	—
Stephen Gunn	65,909	*	—	—
Jean-Marc Huët	54,329	*	—	—
John Davison	26,361	*	—	—
Jonathan Sinclair	29,241	*	—	—
Pat Sherlock	71,620	*	—	—
Penny Brook	63,875	*	—	—
Scott Cameron	23,653	*	—	—
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

(3)
Based on information obtained from Schedule 13G filed by Artisan Partners Limited Partnership and its affiliates (“Artisan”) on February 12, 2020. According to that report, Artisan possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,007,040 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 3,415,802 of such shares. In addition, according to that report, Artisan’s business address is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(4)
Based on information obtained from Schedule 13G filed by Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC (together, “Ameriprise”) on February 14, 2020. According to that report, Ameriprise possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,935,758 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 4,501,613 of such shares. In addition, according to that report, Ameriprise Financial, Inc.’s business address is 145 Ameriprise Financial Center, Minneapolis, MN 55474 and Columbia Management Investment Advisers, LLC’s business address is 225 Franklin St., Boston, MA 02110.

(5)
Based on information obtained from Schedule 13G filed by FMR LLC and its affiliates (“FMR”) on February 7, 2020. According to that report, FMR possesses sole power to vote or to direct the voting of 1,104,442 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 4,461,806 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FMR’s business address is 245 Summer St., Boston, MA 02210.

(6)
Based on information obtained from Schedule 13G filed by Morgan Stanley and its affiliates (“Morgan Stanley”) on April 9, 2020. According to that report, Morgan Stanley possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 6,747,730 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 8,347,981 of such shares. In addition, according to that report, Morgan Stanley’s business address is 1585 Broadway New York, NY 10036 and certain of its affiliates’ business address is 522 Fifth Avenue New York, NY 10036.

(7)
Based on information obtained from Schedule 13G filed by Caisse de dépôt et placement du Québec (“CDPQ”) on February 14, 2020. According to that report, CDPQ possesses sole power to vote or to direct the voting of 2,961,911 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 2,961,911 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, CDPQ’s business address is 1000, Place Jean-Paul-Riopelle, Montréal (Québec) H2Z 2B3, Canada.

(8)
Based on information obtained from Schedule 13G filed by Select Equity Group, L.P. and its affiliate (“Select LP”) on February 14, 2020. According to that report, Select LP possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 4,350,529 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 4,350,529 of such shares. In addition, according to that report, Select LP’s business address is 380 Lafayette Street, 6th Floor New York, New York 10003.

(9)
Based on information obtained from Schedule 13G filed by American Century Investment Management, Inc. and its affiliates (“ACI”) on February 11, 2020. According to that report, ACI possesses sole power to vote or to direct the voting of 3,152,477 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 3,563,942 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, ACI’s business address is 4500 Main St., 9th Floor, Kansas City, Missouri  64111.

(10)
Based on information obtained from Schedule 13G filed by Viking Global Investors LP and its affiliates (“Viking”) on January 21, 2020. According to that report, Viking possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,033,186 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 3,033,186 of such shares. In addition, according to that report, Viking’s and its affiliates business address is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(11)
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
U.S. Shareholders. On March 29, 2020, we had 4 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 20,242,723 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.
Controlled Company
We are currently controlled by Bain Capital. As of March 29, 2020, Bain Capital indirectly beneficially owns approximately 60.5% of our outstanding multiple voting shares, or approximately 54.3% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
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
Other Related Party Transactions
During fiscal 2020, the company contributed approximately $1.1 million to Polar Bears International (PBI), a charitable organization for which our President and Chief Executive Officer, Dani Reiss, serves as a board member. The company also paid the Baffin vendor and related entities, which continue to be controlled by Paul Hubner, a member of management of the company, approximately $1.4 million for lease costs associated with the Baffin manufacturing facility and other operating costs. In addition, during fiscal 2020, affiliates of Bain Capital acquired a majority interest in Kantar Group. Since the acquisition, the company incurred fees of approximately $0.5 million related to consulting services provided by Kantar Group and its related entities.
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
In September 2019, a purported company shareholder filed a putative class action lawsuit against the company and certain of its current and former officers in the United States District Court for the Southern District of New York, alleging violations of the Exchange Act and Rule 10b-5 promulgated thereunder.  That action was captioned Cheng v. Canada Goose Holdings, Inc., et al., 19-cv-08204 (the “Action”). In December 2019, the United States District Court for the Southern District of New York appointed a different purported shareholder as the lead plaintiff in the Action to represent the proposed class of company shareholders. On February 18, 2020, the lead plaintiff filed an amended complaint, which asserts claims against the company, certain of its officers, and Bain Capital, LP and certain related entities, alleging violations of the Exchange Act and Rule 10b-5 promulgated thereunder.  The amended complaint alleges that the defendants made certain false and misleading statements and/or omissions relating to the company’s levels of inventory and the demand for its products.  The company intends to vigorously defend against this action and, on May 12, 2020, filed a motion to dismiss all of the claims asserted in the amended complaint. However, we are unable to predict the outcome of this action or the ultimate legal and financial liability, if any, and cannot reasonably estimate the possible loss, if any, at this time.
In January 2020, a purported company shareholder filed a putative class action lawsuit under the Ontario Class Proceedings Act, 1992, against the company in the Ontario Superior Court of Justice, alleging statutory claims for misrepresentations in the primary market and secondary market contrary to the Securities Act (Ontario) as well as common law liability. The plaintiff alleges that the company made misrepresentation concerning the sourcing of down and fur products used in its clothing and that it omitted to disclose an investigation by the U.S. Federal Trade Commission which artificially inflated the price of the company’s shares. This class action, Lam v. Canada Goose Holdings Inc., CV-20-00633971-0000, is still in its early stages and leave to file a statutory misrepresentation claim has not been granted nor has the class action been authorized.  The plaintiff initially sought leave to represent all Canadian shareholders who held the company’s shares during the class period and has since filed an amendment purporting to exclude Quebec shareholders. Later in January 2020, another purported company shareholder filed another class action lawsuit in the Superior Court of Quebec (Khan v. Canada Goose Holdings Inc., C.S. 500-06-001038-203) which essentially raises the same allegations as the Ontario action but the class is limited to shareholders who are residents of the province of Quebec. Leave to file a securities action under the Securities Act (Quebec) has not been granted nor has the class action been authorized. The company intends to vigorously defend against both actions.  However, we are unable to predict the outcome of this action or the ultimate legal and financial liability, if any, and cannot reasonably estimate the possible loss, if any, at this time.

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

Directors
Power to vote on matters in which a director is materially interested. Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated with us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.
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
Certain Amendments and Change of Control
In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our articles from time to time in effect, but subject to the provisions of our articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of our shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to our articles that provides that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.
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
Shareholder Meetings
Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every calendar year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.
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
A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the issued shares plus at least a majority of multiple voting shares entitled to be voted at the meeting are present in person or represented by proxy. If a quorum is not present within one-half hour from the time set for the holding of any meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting was requisitioned by shareholders, in which case the meeting is dissolved.
Holders of our subordinate voting shares and multiple voting shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class are entitled to vote. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our officers, our auditor and any other persons invited by our chairman or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.
Shareholder Proposals and Advance Notice Procedures
Under the BCBCA, qualified shareholders holding shares that constitute (i) at least one percent (1%) of our issued voting shares or (ii) have a fair market value in excess of C$2,000 may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal.
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
Take-Over Bid Protection
Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares have entered into a customary coattail agreement with us and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:

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
In addition, the Coattail Agreement does not prevent the transfer of multiple voting shares to Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.
Under the Coattail Agreement, any sale of multiple voting shares by a holder of multiple voting shares party to the Coattail Agreement is conditional upon the transferee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our articles.
The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action is conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.
Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their affiliates and related parties and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby.
No provision of the Coattail Agreement limits the rights of any holders of subordinate voting shares under applicable law.
Forum Selection
We have included a forum selection provision in our articles that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction of the provincial and federal courts located in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.
Limitation of Liability and Indemnification
Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person or the company, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.
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
On February 24, 2020, the company entered into a further amendment (the “2020 Revolving Facility Amendment”) to the Revolving Facility. The 2020 Revolving Facility Amendment increased the aggregate credit commitments to $467.5 million with a seasonal increase of up to $517.5 million during peak season.
On May 26, 2020, the company entered into a further amendment to the Revolving Facility to increase its ability to borrow against the borrowing base by up to $50.0 million. The amended revolving facility consists of the existing revolving facility with a reduced commitment in the amount of $417.5 million with a seasonal increase of up to $467.5 million during the peak season, and a first-in, last-out (“FILO”) revolving facility in the amount of $50.0 million. Borrowings under the existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts will be drawn in priority of the FILO Revolving Facility. Amounts drawn on the FILO revolving facility are subject to an interest rate charge that is 2.00% higher than the existing revolving facility. The FILO revolving facility matures on May 25, 2021 and upon maturity, the credit commitments on the existing revolving facility will be restored.

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
In addition, legislation enacted in the United States commonly known as the Tax Cuts and Jobs Act (“TCJA”) may also accelerate the timing when a holder must include income recognized with respect to our subordinate voting shares. U.S. Holders should consult their own tax advisors in this regard.
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
The TCJA comprehensively changed the U.S. federal income tax system. The interpretation and application of many provisions of this law are unclear and we are assessing potential adverse consequences to us and holders of our subordinate voting shares. U.S. Holders should consult their own tax advisors regarding such changes and their potential impact related to an investment in our subordinate voting shares.
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
F. Dividends and Payment Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
You may request a copy of this Annual Report and the related exhibits, and any other report, at no cost, by writing to us at 250 Bowie Ave, Toronto, Ontario, Canada, M6E 4Y2 or calling us at (416) 780-9850. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP for certain services rendered to our company during fiscal 2019 and fiscal 2020.

	For the year ended
CAD $ millions	March 29, 2020	March 31, 2019
Audit fees(1)	4.2	4.5
Audit-related fees(2)	0.2	0.6
Tax fees(3)	1.2	1.9
All other fees(4)	—	0.2
Total	5.6	7.1

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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Shares (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
May 1 to May 31, 2019	380,000 subordinate voting shares	130,000 subordinate voting shares bought at an average price of C$46.4829 250,000 subordinate voting shares bought at an average price of US$34.3991	853,500 subordinate voting shares	746,500 subordinate voting shares
June 1 to June 30, 2019	473,500 subordinate voting shares
123,500 subordinate voting shares bought at an average price of C$45.0765

250,000 subordinate voting shares bought at an average price of US $33.5131

100,000 subordinate voting shares bought at an average price of US $32.3042

(1)
On May 29, 2019, in conjunction with the release of its fiscal 2019 financial results, the company announced the authorization of a normal course issuer bid to purchase for cancellation up to 1,600,000 subordinate voting shares of the company over the 12-month period beginning on May 31, 2019 and ending no later than May 30, 2020.

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
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS.
See Item 18. — “Financial Statements”.
ITEM 18. FINANCIAL STATEMENTS.
Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS
EXHIBIT INDEX

1.1	Articles of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
2.1	Form of Share Certificate for Subordinate Voting Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 1, 2017)
2.2	Description of Securities
4.1
Investor Rights Agreement by and among Canada Goose Holdings Inc. and certain shareholders of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 10, 2017)

4.2
Coattail Agreement, between Canada Goose Holdings Inc., certain shareholders of Canada Goose Holdings Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)

4.3
Credit Agreement dated December 2, 2016, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.4
First Amendment to Credit Agreement dated August 15, 2017, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on August 21, 2017)

4.5
Third Amendment to Credit Agreement dated May 10, 2019, by and among Canada Goose Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) field with the SEC on May 14, 2019)

4.6
Second Amended and Restated Credit Agreement dated May 26, 2020, by and among Canada Goose Holdings Inc. and Canadian Imperial Bank of Commerce (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on May 29, 2020)

4.7
Lease Agreement dated February 3, 2012, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.8
First Lease Expansion and Amending Agreement dated July 1, 2013, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.9
Second Lease Expansion and Amending Agreement dated January 27, 2014, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.10
Third Lease Expansion and Amending Agreement dated November 14, 2014, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.11
Fourth Lease Expansion and amending Agreement dated April 30, 2015, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.12
Fifth Lease Expansion and Amending Agreement dated June 8, 2016, by and between 250 Bowie Holdings Inc., as Landlord and Canada Goose Inc., as Tenant (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.13	Canada Goose Holdings Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.14	Canada Goose Holdings Inc. Omnibus Incentive Plan
4.15
Form of Option Agreement under the Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 1, 2017)

4.16
Board Director’s Agreement dated September 17, 2015, by and between Canada Goose International AG and Daniel Reiss (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.17
Amended and Restated Employment Agreement dated March 9, 2017 by and between Canada Goose Inc. and Dani Reiss (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 10, 2017)

4.18
Employment Agreement dated February 6, 2018 by and between Canada Goose Inc. and Jonathan Sinclair (incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on May 29, 2019)

4.19	Canada Goose Holdings Inc. Employee Share Purchase Plan (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.20
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
Date: June 3, 2020

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
March 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the "Company") as of March 29, 2020 and March 31, 2019, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the 52 weeks ended March 29, 2020 and each of the two years in the period ended March 31, 2019, and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 29, 2020 and March 31, 2019, and its financial performance and its cash flows for the 52 weeks ended March 29, 2020 and each of the two years in the period ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 29, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 2, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 4 to the financial statements, effective April 1, 2019 the Company adopted IFRS 16, Leases, using the modified retrospective approach.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue and Trade Receivables - Refer to Notes 2(d) and 10 to the financial statements
Critical Audit Matter Description
Revenue is comprised of wholesale revenue (which includes sales to distributors and retailers) of the Company’s products, as well as direct-to-consumer revenue which consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Trade receivables consist of amounts owing on product sales where the Company has extended credit to customers.
We identified the performance of incremental audit procedures over revenue and the related trade receivables due to ineffective internal controls for a portion of the year as a critical audit matter. As of March 31, 2019, the Company identified a material weakness over the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls over the master data. While the material weakness was remediated by March 29, 2020, the internal controls were ineffective for a portion of the year. Revenue and the related trade receivables were impacted by the ineffective internal controls in respect to pricing, communicating terms of the arrangement and maintaining master data. This required an increased extent of audit effort and a high degree of auditor judgment to assess the sufficiency of the procedures performed and evidence obtained.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to pricing, communicating terms of the arrangement and maintaining master data relating to revenue and the related trade receivable included the following, among others:

•	Evaluated the effectiveness of the Company’s internal controls over pricing, communicating terms of the arrangement, and access controls over master data.

•	Tested pricing and communicating terms of the arrangement of revenue and related trade receivables by:

◦
Vouching a sample of recorded revenue transactions to the sales order confirmation, the master price list, evidence of payment received from the customer, third party shipping report, and the proof of delivery.

◦	Confirming terms of the arrangement with a selection of customers and reconciling their response to the master data.

◦	Testing manual journal entries to the Company’s revenue general ledger accounts.

◦
Increasing the number of revenue transactions selected for testing from what we would have otherwise selected if the Company’s internal controls were designed and operating effectively during the entire year.

•	Tested the maintenance of the master data by agreeing a sample of recorded revenue transactions back to the underlying master data (ie. pricing, discounts, terms of the arrangement).
Inventory - Refer to Notes 2(j) and 11 to the financial statements
Critical Audit Matter Description
Inventory is comprised of raw materials, work-in-process, and finished goods. The cost of finished goods inventories include the cost of raw materials and an applicable share of the cost of labour and fixed and variable production overhead costs, including the depreciation of property, plant and equipment used in the production of finished goods and design costs, and other costs incurred to bring the inventories to their present location and condition.

We identified the performance of incremental audit procedures over inventory due to ineffective internal controls for a portion of the year as a critical audit matter. As of March 31, 2019, the Company identified a material weakness over the existence and valuation of inventory, including inventory costing. While the material weakness was remediated by March 29, 2020, the internal controls were ineffective for a portion of the year. Inventory was impacted by the ineffective internal controls in respect to physical inventory counts for raw materials and finished goods and the determination of standard cost. This required an increased extent of audit effort and a high degree of auditor judgment to assess the sufficiency of the procedures performed and evidence obtained.
How the Critical Audit Matter was Addressed in the Audit
Our audit procedures related to physical inventory counts for raw materials and finished goods and the determination of standard cost of inventory included the following, among others:

•	Evaluated the effectiveness of the Company’s internal controls over inventory counts for raw materials and finished goods and over the determination of standard cost.

•	Tested raw materials and finished goods quantities by physically observing and verifying inventory cycle counts through test counts and tracing test counts to Company’s records.

•
Tested that the Company’s standard cost of inventory approximates actual cost by obtaining documents supporting actual cost of raw materials, and finished goods inputs and ensured the variances between standard and actual are appropriately capitalized.

•	Increased the number of inventory samples to be counted.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
June 2, 2020

We have served as the Company's auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of March 29, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 29, 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the 52 weeks ended March 29, 2020, of the Company and our report dated June 2, 2020, expressed an unqualified opinion on those financial statements, and included an explanatory paragraph regarding the Company’s adoption of IFRS 16, Leases.
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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
June 2, 2020

Consolidated Statements of Income and Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	March 29, 2020	March 31, 2019	March 31, 2018
		$	$	$
Revenue	6	958.1	830.5	591.2
Cost of sales	11	364.8	313.7	243.6
Gross profit		593.3	516.8	347.6
Selling, general and administrative expenses		350.5	302.1	200.1
Depreciation and amortization	9, 12, 13	50.7	18.0	9.4
Operating income		192.1	196.7	138.1
Net interest and other finance costs	17	28.4	14.2	12.9
Income before income taxes		163.7	182.5	125.2
Income tax expense	7	12.0	38.9	29.1
Net income		151.7	143.6	96.1
Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation		(0.2)	(0.7)	(0.3)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		9.4	(1.3)	3.2
Net (loss) gain on derivatives designated as cash flow hedges		(2.4)	(4.6)	0.1
Reclassification of net (gain) loss on cash flow hedges to income		(3.7)	3.8	(1.3)
Net (loss) gain on derivatives designated as a net investment hedge		(0.3)	3.5	(3.5)
Other comprehensive income (loss)		2.8	0.7	(1.8)
Comprehensive income		154.5	144.3	94.3
Earnings per share	8
Basic		$1.38	$1.31	$0.90
Diluted		$1.36	$1.28	$0.86
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	Notes	March 29, 2020	March 31, 2019
Assets		$	$
Current assets
Cash		31.7	88.6
Trade receivables	10	32.3	20.4
Inventories	11	412.3	267.3
Income taxes receivable	7	12.0	4.0
Other current assets	21	35.9	32.9
Total current assets		524.2	413.2
Deferred income taxes	7	40.8	12.2
Property, plant and equipment	12	115.1	84.3
Intangible assets	13	161.7	155.6
Right-of-use assets	4, 9	211.8	—
Other long-term assets	21	6.0	7.0
Goodwill	5, 14	53.1	53.1
Total assets		1,112.7	725.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15, 21	136.8	110.4
Provisions	16	15.6	8.1
Income taxes payable	7	13.0	18.1
Short-term borrowings	17	—	—
Lease liabilities	4, 9	35.9	—
Total current liabilities		201.3	136.6
Provisions	16	21.4	14.7
Deferred income taxes	7	15.1	16.7
Revolving facility	17	—	—
Term loan	17	158.1	145.2
Lease liabilities	4, 9	192.0	—
Other long-term liabilities	21	4.6	13.1
Total liabilities		592.5	326.3
Shareholders' equity	18	520.2	399.1
Total liabilities and shareholders' equity		1,112.7	725.4
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

		Share capital			Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$
Balance at March 31, 2017		2.2	101.1	103.3	4.1	40.0	(1.3)	146.1
Convert multiple voting shares to subordinate voting shares	18	(0.3)	0.3	—	—	—	—	—
Exercise of stock options	18	—	2.8	2.8	(1.6)	—	—	1.2
Net income		—	—	—	—	96.1	—	96.1
Other comprehensive loss		—	—	—	—	—	(1.8)	(1.8)
Recognition of share-based payment	19	—	—	—	2.0	—	—	2.0
Balance at March 31, 2018		1.9	104.2	106.1	4.5	136.1	(3.1)	243.6
Issuance of subordinate voting shares in business combination	5	—	1.5	1.5	—	—	—	1.5
Convert multiple voting shares to subordinate voting shares	18	(0.5)	0.5	—	—	—	—	—
Exercise of stock options	18	—	5.0	5.0	(1.9)	—	—	3.1
Net income		—	—	—	—	143.6	—	143.6
Other comprehensive income		—	—	—	—	—	0.7	0.7
Recognition of share-based payment (including tax recovery of $2.8)	19	—	—	—	6.6	—	—	6.6
Balance at March 31, 2019		1.4	111.2	112.6	9.2	279.7	(2.4)	399.1
IFRS 16 initial application	4	—	—	—	—	(4.9)	—	(4.9)
Normal course issuer bid purchase of subordinate voting shares	18	—	(1.6)	(1.6)	—	(37.1)	—	(38.7)
Exercise of stock options	18	—	3.7	3.7	(1.3)	—	—	2.4
Net income		—	—	—	—	151.7	—	151.7
Other comprehensive income		—	—	—	—	—	2.8	2.8
Recognition of share-based payment	19	—	—	—	7.8	—	—	7.8
Balance at March 29, 2020		1.4	113.3	114.7	15.7	389.4	0.4	520.2
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

		Year ended
	Notes	March 29, 2020	March 31, 2019	March 31, 2018
		$	$	$
Operating activities
Net income		151.7	143.6	96.1
Items not affecting cash:
Depreciation and amortization		63.1	22.7	14.2
Income tax expense		12.0	38.9	29.1
Interest expense		20.4	13.7	12.5
Foreign exchange (gain) loss		(0.7)	2.7	(8.6)
Acceleration of unamortized costs on debt extinguishment	17	7.0	—	—
Loss on disposal of assets		1.7	0.2	0.2
Share-based payment	19	8.5	3.8	2.0
		263.7	225.6	145.5
Changes in non-cash operating items	23	(130.6)	(100.7)	(2.3)
Income taxes paid		(52.1)	(41.0)	(7.4)
Interest paid		(18.5)	(10.5)	(9.6)
Net cash from operating activities		62.5	73.4	126.2
Investing activities
Purchase of property, plant and equipment		(45.3)	(30.3)	(26.1)
Investment in intangible assets		(17.0)	(19.0)	(7.7)
Business combination	5	—	(33.6)	(0.6)
Net cash used in investing activities		(62.3)	(82.9)	(34.4)
Financing activities
Net repayments on debt facilities	17	—	—	(8.8)
Transaction costs on financing activities	17	(2.3)	—	(0.3)
Subordinate voting shares purchased for cancellation	18	(38.7)	—	—
Principal paid on lease liabilities	9	(24.7)	—	—
Settlement of term loan derivative contracts	21	4.6	—	—
Exercise of stock options	19	2.4	3.1	1.2
Net cash (used in) from financing activities		(58.7)	3.1	(7.9)
Effects of foreign currency exchange rate changes on cash		1.6	(0.3)	1.7
(Decrease) increase in cash		(56.9)	(6.7)	85.6
Cash, beginning of period		88.6	95.3	9.7
Cash, end of period		31.7	88.6	95.3
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Note 1.    The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, lightweight down jackets, rainwear, windwear, knitwear, footwear, and accessories for fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the consolidated financial statements refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, DTR (CG) Limited Partnership, and DTR (CG) II Limited Partnership (collectively “DTR”), entities indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 46.4% of the total shares outstanding as at March 29, 2020, or 89.6% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 53.6% of the total shares outstanding as at March 29, 2020, or 10.4% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on June 2, 2020.
Change in fiscal period
Effective April 1, 2019, the Company changed its fiscal year from a calendar basis of twelve months ended March 31 to a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter. The Company's first 53-week fiscal year will occur in fiscal 2022. The 2020 fiscal year comprises four fiscal quarters ending on June 30, 2019, September 29, 2019, December 29, 2019, and March 29, 2020. The Company has not adjusted financial results for quarters prior to fiscal 2020. In these consolidated financial statements, the term "year ended March 29, 2020" refers to the 52-week period ended March 29, 2020 (364 days) and the term "year ended March 31, 2019" refers to the twelve months ended March 31, 2019 (365 days).
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer, Wholesale, and Other. The Direct-to-Consumer segment comprises sales through country-specific e-commerce platforms and its Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops, and to international distributors.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

In the fourth quarter of fiscal 2020, the Company revised the previous Unallocated segment to the Other segment. The Other segment comprises sales and costs not directly allocated to the Direct-to-Consumer or Wholesale channels, such as sales to employees and selling, general and administrative expenses not directly allocated to the Direct-to-Consumer or Wholesale segments. The Other segment includes the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with Direct-to-Consumer or Wholesale segment operations. It also includes overhead costs resulting from the temporary closure of our manufacturing facilities in March 2020 due to COVID-19. Comparative information has been restated to conform with the presentation adopted in the current year.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and Direct-to-Consumer revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the Direct-to-Consumer segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the third quarter of the fiscal year.
Note 2.    Significant accounting policies

(a)	Basis of presentation
The consolidated financial statements are presented in Canadian dollars, the Company’s functional and presentation currency.
These consolidated financial statements have been prepared on the historical cost basis except for the following items, which are recorded at fair value:

•	financial instruments, including derivative financial instruments, at fair value in other comprehensive income and through profit or loss as described in note 21, and

•	initial recognition of assets acquired and liabilities assumed in a business combination as described in note 5.
The significant accounting policies set out below have been applied consistently in the preparation of the consolidated financial statements for all periods presented, with the exception of IFRS 16, Leases ("IFRS 16") effective April 1, 2019, as described in note 4. The Company elected the modified retrospective approach on adoption of the standard, and has not restated prior periods.

(b)	Principles of consolidation
The consolidated financial statements include the accounts of Canada Goose Holdings Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

(c)	Foreign currency translation and transactions
The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The assets and liabilities of subsidiaries whose functional currency is not the Canadian dollar are translated into the functional currency of the Company using the exchange rate at the reporting date. Revenues and expenses are translated at exchange rates prevailing at the transaction date. The resulting foreign exchange translation differences are recorded as a currency translation adjustment in other comprehensive income.
Foreign currency transactions are translated into the functional currency of each of the Company’s subsidiaries using the exchange rates prevailing at the date of the transactions or valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income in selling, general and administrative expenses, except when included in other comprehensive income for qualifying cash flow and net investment hedges.
Change in functional currency of subsidiary
Each entity within the Company determines its functional currency based on the primary economic environment in which the entity operates. Once an entity's functional currency is determined, it is not changed unless there is a change to the underlying transactions, events, and conditions that determine the entity's primary economic environment.
Through the year ending March 31, 2019, the functional currency of Canada Goose US, Inc., the operating subsidiary in the United States ("U.S."), was determined to be Canadian dollars because its wholesale operations were carried out as an extension of the business of the Canadian parent and were therefore integrated with the Canadian operations.
The U.S. subsidiary is responsible for all of the Company's direct-to-consumer and wholesale operations in the United States, which now include substantial retail operations, assets and related lease financing. The Company reassessed the functional currency of the U.S. subsidiary in light of the change in circumstances and determined it was no longer an integral foreign operation and that the primary economic environment in which it operates is the United States; as a result, the functional currency of the U.S. subsidiary was changed from Canadian dollars to U.S. dollars, effective April 1, 2019. The change was made on a prospective basis.

(d)	Revenue recognition
Revenue comprises of Direct-to-Consumer, Wholesale and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.
It is the Company’s policy to sell merchandise through the Direct-to-Consumer channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

(e)	Business combinations
Acquisitions of businesses are accounted for using the acquisition method as of the acquisition date, which is the date when control is transferred to the Company. The consideration transferred in a business combination is measured at fair value, calculated as the sum of the acquisition date fair values of the assets transferred, liabilities incurred by the Company, and the equity interests issued by the Company in exchange for control of the acquiree. Transaction costs that the Company incurs in connection with a business combination are recognized in the statement of income as incurred.
Goodwill is measured as the excess of the sum of the fair value of the consideration transferred over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.
When the consideration transferred in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Contingent consideration is remeasured at subsequent reporting dates at its fair value, and the resulting gain or loss recognized in the statement of income.

(f)	Earnings per share
Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders by the weighted average number of multiple and subordinated voting shares outstanding during the year.
Diluted earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Company by the weighted average number of multiple and subordinated voting shares outstanding during the year plus the weighted average number of subordinate shares that would be issued on the exercise of stock options and settlement of restricted share units (“RSUs”).

(g)	Income taxes
Current and deferred income taxes are recognized in the statement of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income.
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

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

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
Cash consists of cash and cash equivalents, including cash on hand, deposits in banks, and short-term deposits with maturities of less than three months. The Company uses the indirect method of reporting cash flows from operating activities.

(i)	Trade receivables
Trade receivables, including credit card receivables, consist of amounts owing on product sales where we have extended credit to customers, and are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less expected credit loss and sales allowances. The allowance for expected credit losses is recorded against trade receivables and is based on historical experience.

(j)	Inventories
Raw materials, work-in-process, and finished goods are valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of work-in-process and finished goods inventories include the cost of raw materials and an applicable share of the cost of labour and fixed and variable production overhead costs, including the depreciation of property, plant and equipment used in the production of finished goods and design costs, and other costs incurred to bring the inventories to their present location and condition.
The Company estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Inventory is adjusted to reflect estimated loss (“shrinkage”) incurred since the last inventory count. Shrinkage is based on historical experience. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in realizable value, the amount of the write-down previously recorded is reversed.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

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
The cost of repairs and maintenance of property, plant and equipment is expensed as incurred and recognized in the statement of income.
Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Any resulting impairment loss is recorded in the statement of income.

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

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The useful lives of intangible assets are assessed as either finite or indefinite.

Asset Category	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
ERP software	5 to 7 years
Computer software	5 years
Intellectual property	1 to 8 years
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
Intangible assets with finite lives are amortized over the useful economic life on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income over the asset’s estimated useful life.
An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use. Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are included in the statement of income when the asset is derecognized.
Intangible assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Any resulting impairment loss is recorded in the statement of income.
Lease rights in connection with the opening of new Company-owned retail stores are recorded based on the amount paid. Lease rights have a definite useful life of the lease term and are amortized on a straight-line basis over the term. Upon the adoption of IFRS 16, lease rights were transferred from intangible assets and recognized as initial direct costs in the measurement of right-of-use assets (note 4).

(m)	Leases
The Company recognizes a right-of-use asset and a lease liability based on the present value of the future lease payments at the commencement date. The commencement date is when the lessor makes the leased asset available for use by the Company, typically the possession date. The discount rate used in the present value calculation for lease payments

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

is the incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The lease term is determined as the non-cancellable periods of a lease, together with periods covered by a renewal option if the Company is reasonably certain to exercise that option and a termination option if the Company is reasonably certain not to exercise that option.
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or selling, general, and administrative expenses on a straight-line or other systematic basis.
Lease liabilities
Lease liabilities are measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rates, and include the fixed payments, variable lease payments that depend on an index or a rate, less any lease incentives receivable. Subsequent to initial measurement, the Company measures lease liabilities at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there are changes to the lease payments, lease term, assessment of an option to purchase the underlying asset, expected residual value guarantee, or future lease payments due to a change in the index or rate tied to the payment.
Right-of-use assets
Right-of-use assets are measured at the initial amount of the lease liabilities, lease payments made at or before the commencement date less any lease incentives received, initial direct costs, if any, and decommissioning costs to restore the site to the condition required by the terms and conditions of the lease. Subsequent to initial measurement, the Company applies the cost model to the right-of-use assets and measures the asset at cost less any accumulated depreciation, accumulated impairment losses in accordance with IAS 36, and any remeasurements of the lease liabilities. Assets are depreciated from the commencement date on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.

(n)	Goodwill
Goodwill represents the difference between the purchase price of an acquired business and the Company’s share of the net identifiable assets acquired and liabilities assumed and any contingent liabilities assumed. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment losses.
For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to CGUs based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to the CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. An impairment loss is recognized if the carrying amount of CGU exceeds its recoverable amount. Any loss identified is first applied to reduce the carrying amount of goodwill allocated to the CGU, and then to reduce the carrying amounts of the remaining assets in the CGU on a pro-rata basis. The Company tests goodwill for impairment annually at the reporting date.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The Company has determined that the goodwill contributes to the cash flows of seven CGUs (March 31, 2019 - seven CGUs).

(o)	Provisions
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
The provision for warranty returns relates to the Company’s obligation for defective goods sold to customers that have yet to be returned for exchange or repair. Accruals for warranty returns are estimated on the basis of historical returns and are recorded so as to allocate them to the same period the corresponding revenue is recognized.

(p)	Employee future benefits
The Company sponsors a defined benefit pension plan membership, which is limited to certain employees of Canada Goose International AG and other subsidiaries who reside in Switzerland.
The measurement date for the defined benefit pension plan is March 29, 2020, the reporting date. The obligation associated with the Company’s defined benefit pension plan is actuarially valued using the projected unit credit method and management’s best estimate of the discount rate, future salary increases, mortality rates and retirement rates. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses, net of tax, are recognized immediately through other comprehensive income.

(q)	Fair values
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

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

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
For the purpose of fair value disclosures, the Company determines classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.
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

Short-term borrowings, revolving facility, term loan and lease liabilities
The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.

(r)	Financial instruments
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

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

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
Non-derivative financial liabilities include accounts payable, accrued liabilities, short-term borrowings, the revolving facility, and the term loan. The Company initially recognizes debt instruments on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

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

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

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

(s)	Share-based payments
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

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

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
Trade receivables
Key Sources of Estimation: The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. We make ongoing estimates relating to the ability to collect our accounts receivable and maintain an allowance for estimated credit losses resulting from the inability of our customers to make required payments. In determining the amount of expected credit losses, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.
Inventories
Key Sources of Estimation: Inventories are carried at the lower of cost and net realizable value. In estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future selling prices, seasonality

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

and costs necessary to sell the inventory. Inventory is adjusted to reflect shrinkage incurred since the last inventory count. Shrinkage is based on historical experience.
Leases
Judgments Made in Relation to Accounting Policies Applied: The Company exercises judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. The Company considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if the Company is reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term and any changes in the estimate of lease terms may have a material impact on the Company’s statement of financial position.
Key Sources of Estimation: The critical assumptions and estimates used in determining the present value of future lease payments require the Company to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets. Management determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Company’s creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)
Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has seven CGUs (March 31, 2019 - seven CGUs) and tests goodwill and these intangible assets for impairment on that basis.
Key Sources of Estimation: In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines value-in-use by using estimates including projected future revenues, margins, costs, and capital investment consistent with strategic plans presented to the Board of Directors. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with the Company and its cash flows.
Warranty
Key Sources of Estimation: The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: the number of jackets expected to require repair or replacement; the proportion to be repaired versus replaced; the period in which the warranty claim is expected to occur; the cost to repair a jacket; the cost to replace a jacket, and the risk-free rate used to discount the provision to present value.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Financial instruments
Key Sources of Estimation: The critical assumptions and estimates used in determining the fair value of financial instruments are: equity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates, and volatility utilized in option valuations.
Share-based payments
Key Sources of Estimation: Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended March 29, 2020; prior to the public offering, the Company used the Monte Carlo valuation model to measure the fair value of options granted. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield, and volatility.
Note 4.    Changes in accounting policies
Standards issued and adopted
Leases
The Company adopted IFRS 16 on April 1, 2019 using the modified retrospective approach with the cumulative effects of initial application recorded in opening retained earnings and no restatement of prior period financial information. Under the modified retrospective approach, the Company measured the right-of-use asset at the carrying value as if the standard had been applied since the commencement date of the lease (typically the possession date), but using the discount rate at the date of initial application.
The Company determined the discount rate at the time of initial adoption to be its incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates.
Substantially all of the Company’s leases are real estate leases for retail stores, manufacturing facilities, and corporate offices. The Company recognized right-of-use assets and lease liabilities for its leases except as permitted by recognition exemptions in the standard for short-term leases with terms of twelve months or less and leases of low-value assets. The depreciation expense on right-of-use assets and interest expense on lease liabilities replaced rent expense, which was previously recognized on a straight-line basis over the lease term under IAS 17.
In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	the Company has applied a single discount rate to a portfolio of leases with reasonably similar underlying characteristics;

•
the Company has excluded initial direct costs in the measurement of the right-of-use asset on initial application except to the extent that costs, such as lease rights, were recognized under the previous standard;

•	the Company has accounted for leases with a remaining term of less than twelve months as at March 31, 2019 as short-term leases; and

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

•	the Company has used hindsight in determining the lease term where the lease contains options to extend or terminate the lease.
On the date of initial application, the impact of adopting IFRS 16 on the Company’s statement of financial position as at April 1, 2019 was as follows:

Condensed Financial Position Information
Increase (decrease)
	As previously reported, March 31, 2019	IFRS 16 initial application	Reclassification of initial direct costs	Income tax	Balance as at April 1, 2019 - IFRS 16
Assets	$	$	$	$	$
Current assets
Other current assets	32.9	(0.9)	—	—	32.0

Deferred income taxes	12.2	—	—	1.2	13.4
Intangible assets	155.6	—	(5.5)	—	150.1
Right-of-use assets	—	136.6	5.5	—	142.1

Liabilities
Current liabilities
Lease liabilities	—	19.2	—	—	19.2

Deferred income taxes	16.7	—	—	(0.5)	16.2
Lease liabilities	—	131.6	—	—	131.6
Other long-term liabilities	13.1	(8.5)	—	—	4.6

Shareholders' equity
Retained earnings	279.7	(6.6)	—	1.7	274.8
The Company applied the requirements of IAS 36, Impairment of assets as at April 1, 2019 on the right-of-use assets and concluded there was no impairment.
The Company used its incremental borrowing rates as at April 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 4.28%. The weighted average lease term remaining as at April 1, 2019 was approximately 8 years.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The following table reconciles the lease liabilities recognized on April 1, 2019 and the operating lease commitments disclosed under IAS 17 as at March 31, 2019 discounted using the incremental borrowing rate as at the date of initial application:

$
Operating lease commitment as at March 31, 2019	253.4
Operating leases	(3.1)
Leases committed not yet commenced	(71.5)
Undiscounted lease payments	178.8
Discount at incremental borrowing rate	(28.0)
Lease liabilities recognized as at April 1, 2019	150.8

Current lease liabilities	19.2
Non-current lease liabilities	131.6
Total lease liabilities	150.8
The adoption of IFRS 16 does not impact the Company's ability to comply with its financial and non-financial covenants as the covenants are calculated as at and during the reporting period in accordance with existing lease guidance at the date of the agreement. As a result of adopting IFRS 16, the Company updated its accounting policies (note 2), and its judgments and key sources of estimation uncertainty (note 3).
Segment information
The adoption of IFRS 16 resulted in the Company adjusting its internal financial information used by the chief operating decision maker. Specifically, the change from rent expense, recorded on a straight-line basis in selling, general and administrative expense, to depreciation on right-of-use assets and interest expense on lease liabilities required a different measurement of segment operating income. As a result, expenses in the Company's operating segments now include depreciation and amortization on assets, including right-of-use assets in the current year, directly used in those segments. Prior to the first quarter of fiscal 2020 depreciation and amortization was not allocated to the Company's operating segments. Comparative segment information has been restated to include depreciation and amortization to conform with the presentation adopted in the current year.
Lease term and useful life of leasehold improvements
In December 2019, the IFRS Interpretations Committee ("IFRIC") issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16 and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Company assessed the impact of this interpretation on leases recognized under IFRS 16 and concluded the agenda decisions did not have an impact on the existing treatment.
Note 5.    Business combination
On November 1, 2018, an incorporated subsidiary of the Company, Baffin Limited (“Baffin”), acquired the business of Baffin Inc. (the “Baffin Vendor”), a Canadian designer and manufacturer of performance outdoor and industrial footwear for total purchase consideration of $35.1.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Management determined that the assets and processes comprised a business and therefore accounted for the transaction as a business combination using the acquisition method of accounting. The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

$
Cash	33.6
Issuance of 16,946 subordinate voting shares	1.5
Total purchase consideration	35.1
In connection with the business combination, a further amount of $3.0 is payable on November 1, 2020 to the Baffin Vendor and is charged to expense over two years.
The Company incurred acquisition-related costs of $1.3 as at March 31, 2019 which were recorded in selling, general and administrative expenses.
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
Identifiable intangible assets acquired consist of brand and technology. The fair value of the brand was $2.5, measured using the relief-from-royalty approach. The fair value of technology was $2.2, measured using the replacement cost method. Under this method, the technology was valued based upon the costs the Company would incur to develop a similar asset. The Company considered the length of time over which the economic benefits of these assets is expected to be realized and estimated the useful life of such assets accordingly as at the acquisition date. Specifically, the brand was considered to have an indefinite life; accordingly, impairment is assessed annually or earlier if there are indicators of impairment. Technology was considered to have a useful life of 5

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

years and amortized on a straight-line basis. The excess of the purchase consideration over the fair value of the identifiable assets acquired has been accounted for as goodwill. Goodwill was mainly attributable to the expected future growth potential of the footwear business and is deductible for tax purposes.
The results of operations have been consolidated with those of the Company from the date of acquisition including the results from the wholesale business in the Wholesale segment and e-commerce business in the Direct-to-Consumer segment. Pro forma disclosures as if Baffin was acquired at the beginning of the fiscal year have not been presented as they are not considered material to these financial statements.
The controlling shareholder of the Baffin Vendor is employed as a member of key management subsequent to the acquisition. Transactions with the Baffin Vendor and other affiliates in connection with the acquisition and subsequently (including lease of premises and other operating costs) are related party transactions (note 20).
Note 6.    Segment information
The Company has three reportable operating segments: Direct-to-Consumer, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company’s chief operating decision maker, the President and Chief Executive Officer, for assessing the performance of operating segments. None of the reportable operating segments are reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

	Year ended March 29, 2020
	Direct-to-Consumer	Wholesale	Other	Total
	$	$	$	$
Revenue	525.0	424.0	9.1	958.1
Cost of sales	130.0	226.2	8.6	364.8
Gross profit	395.0	197.8	0.5	593.3
Selling, general and administrative expenses	107.4	49.9	193.2	350.5
Depreciation and amortization	38.6	2.8	9.3	50.7
Operating income	249.0	145.1	(202.0)	192.1
Net interest and other finance costs				28.4
Income before income taxes				163.7

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

	Year ended March 31, 2019
	Direct-to-Consumer	Wholesale	Other	Total
	$	$	$	$
Revenue	431.3	394.7	4.5	830.5
Cost of sales	106.7	202.2	4.8	313.7
Gross profit	324.6	192.5	(0.3)	516.8
Selling, general and administrative expenses	93.9	39.1	169.1	302.1
Depreciation and amortization	7.4	2.3	8.3	18.0
Operating income	223.3	151.1	(177.7)	196.7
Net interest and other finance costs				14.2
Income before income taxes				182.5

	Year ended March 31, 2018
	Direct-to-Consumer	Wholesale	Other	Total
	$	$	$	$
Revenue	255.0	334.6	1.6	591.2
Cost of sales	65.2	177.1	1.3	243.6
Gross profit	189.8	157.5	0.3	347.6
Selling, general and administrative expenses	58.0	34.4	107.7	200.1
Depreciation and amortization	3.6	2.0	3.8	9.4
Operating income	128.2	121.1	(111.2)	138.1
Net interest and other finance costs				12.9
Income before income taxes				125.2
Effective April 1, 2019, the Company changed its measure of segment operating income to include depreciation and amortization on assets, including right-of-use assets in the current period, directly used in those segments. Prior to the first quarter of fiscal 2020, depreciation and amortization were not allocated to the Company's operating segments. In addition, certain selling, general and administrative expenses have been allocated to better align with the operating segment to which they relate. Prior period operating income by segment has been restated to include depreciation and amortization and to conform with the presentation adopted in the current year.
In the fourth quarter of fiscal 2020, the Company also revised the previous Unallocated segment to the Other segment and included sales and costs not directly allocated to the Direct-to-Consumer or Wholesale channels, such as sales to employees. Comparative information has been restated to conform with the presentation adopted in the current year.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Canada	293.1	293.3	228.8
United States	279.0	251.1	184.2
Asia	199.9	112.1	36.1
Europe and Rest of World	186.1	174.0	142.1
Revenue	958.1	830.5	591.2
Note 7.    Income taxes
The components of the provision for income tax are as follows:

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Current income tax expense
Current period	39.2	45.1	24.4
Adjustment in respect of prior periods	(0.3)	—	0.2
	38.9	45.1	24.6
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	(29.4)	(5.7)	4.3
Effect of change in income tax rates	2.5	(0.4)	0.4
Adjustment in respect of prior periods	—	(0.1)	(0.2)
	(26.9)	(6.2)	4.5
Income tax expense	12.0	38.9	29.1

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Income before income taxes	163.7	182.5	125.2
	25.47%	25.43%	25.38%
Income tax at expected statutory rate	41.7	46.4	31.8
Non-deductible (taxable) items	0.4	0.2	(0.3)
Non-deductible stock option expense	1.8	0.9	0.4
Effect of foreign tax rates	(11.8)	(9.4)	(2.9)
Non-deductible (taxable) foreign exchange loss (gain)	0.9	0.7	(0.1)
Change in tax law related to Swiss tax reform	(23.1)	—	—
Change in tax rates	2.5	—	—
Other items	(0.4)	0.1	0.2
Income tax expense	12.0	38.9	29.1
The change in the year in the components of deferred tax assets and liabilities are as follows:

		Change in the year affecting
	March 31, 2019	Net income	Other comprehensive income	March 29, 2020
	$	$	$	$
Losses carried forward	3.0	0.6	—	3.6
Employee future benefits	0.2	—	0.1	0.3
Other liabilities	9.2	26.0	—	35.2
Unrealized profit in inventory	8.3	8.7	—	17.0
Provisions	3.2	1.8	—	5.0
Unrealized foreign exchange	(0.3)	1.1	1.6	2.4
Total deferred tax asset	23.6	38.2	1.7	63.5
Intangible assets	(4.3)	(1.9)	—	(6.2)
Property, plant and equipment	(23.8)	(7.8)	—	(31.6)
Total deferred tax liabilities	(28.1)	(9.7)	—	(37.8)
Net deferred tax liabilities	(4.5)	28.5	1.7	25.7

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Change in the year affecting
	March 31, 2019	Net income	Other comprehensive income	March 29, 2020
	$	$	$	$
Deferred tax assets	12.2	28.7	(0.1)	40.8
Deferred tax liabilities	(16.7)	(0.2)	1.8	(15.1)
	(4.5)	28.5	1.7	25.7
Available deferred income tax assets in the amount of $22.0 was not recognized as it is not probable that future taxable income will be available to the Company to utilize the benefits.
The corporate entities within Canada Goose have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

$
2038	2.0
2039	4.6
2040	2.7
2041 and thereafter	4.5
13.8
The Company does not recognize tax on unremitted earnings from foreign subsidiaries as it is management’s intent to reinvest these earnings indefinitely. Unremitted earnings from foreign subsidiaries were $222.1 as at March 29, 2020 (March 31, 2019 - $119.1, March 31, 2018 - $48.4).
As at March 29, 2020, in addition to the amount charged to profit or loss and other comprehensive income, a tax recovery of less than $0.1 (March 31, 2019 - $2.8) was recognized directly in equity related to excess tax deductions on share-based payments for stock options exercised.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Note 8.    Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Net income	151.7	143.6	96.1
Weighted average number of multiple and subordinate voting shares outstanding	109,892,031	109,422,574	107,250,039
Weighted average number of shares on exercise of stock options and RSUs	1,276,757	2,345,010	4,269,199
Diluted weighted average number of multiple and subordinate voting shares outstanding	111,168,788	111,767,584	111,519,238
Earnings per share
Basic	$1.38	$1.31	$0.90
Diluted	$1.36	$1.28	$0.86
Note 9.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 31, 2019	—	—	—	—
Initial application of IFRS 16 (note 4)	97.0	27.2	12.4	136.6
Reclassification of initial direct costs (note 4 and 13)	5.5	—	—	5.5
Additions	82.8	6.7	5.2	94.7
Lease extensions and others	1.1	2.7	—	3.8
Impact of foreign currency translation	5.1	—	0.4	5.5
March 29, 2020	191.5	36.6	18.0	246.1

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 31, 2019	—	—	—	—
Depreciation	25.7	4.8	2.6	33.1
Impact of foreign currency translation	1.1	—	0.1	1.2
March 29, 2020	26.8	4.8	2.7	34.3

Net book value
March 31, 2019	—	—	—	—
March 29, 2020	164.7	31.8	15.3	211.8
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 31, 2019	—	—	—	—
Initial application of IFRS 16 (note 4)	107.8	29.4	13.6	150.8
Additions	81.5	6.7	5.2	93.4
Lease extensions and others	0.9	2.7	—	3.6
Principal payments	(18.4)	(4.1)	(2.2)	(24.7)
Impact of foreign currency translation	4.5	—	0.3	4.8
March 29, 2020	176.3	34.7	16.9	227.9

Current lease liabilities	27.5	5.0	3.4	35.9
Non-current lease liabilities	148.8	29.7	13.5	192.0
March 29, 2020	176.3	34.7	16.9	227.9

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or selling, general, and administrative expenses on a straight-line or other systematic basis. Rent expense comprise the following:

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Variable rent	15.0	8.4	2.9
Operating leases	2.5	23.8	17.0
	17.5	32.2	19.9
Note 10.    Trade receivables

	March 29, 2020	March 31, 2019
	$	$
Trade accounts receivable	32.0	19.7
Credit card receivables	2.1	1.6
	34.1	21.3
Less: expected credit loss and sales allowances	(1.8)	(0.9)
Trade receivables, net	32.3	20.4
The following are the continuities of the Company’s expected credit loss and sales allowances deducted from trade receivables:

	March 29, 2020			March 31, 2019
	Expected credit loss	Sales allowances	Total	Expected credit loss	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(0.4)	(0.5)	(0.9)	(0.4)	(0.4)	(0.8)
Losses recognized	(0.2)	(2.8)	(3.0)	(0.3)	(0.6)	(0.9)
Amounts settled or written off during the year	0.1	2.0	2.1	0.3	0.5	0.8
Balance at the end of the year	(0.5)	(1.3)	(1.8)	(0.4)	(0.5)	(0.9)

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Trade accounts receivable factoring program
On December 23, 2019, a subsidiary of the Company in Europe entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0 in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its revolving facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the year ended March 29, 2020, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $7.8 which were derecognized from the Company’s statement of financial position. Fees of less than $0.1 were incurred during the year ended March 29, 2020 and included in net interest and other financing costs in the statement of income. At March 29, 2020, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $2.4.
Note 11.    Inventories

	March 29, 2020	March 31, 2019
	$	$
Raw materials	61.5	45.7
Work in progress	19.4	19.0
Finished goods	331.4	202.6
Total inventories at the lower of cost and net realizable value	412.3	267.3
Included in inventory as at March 29, 2020 are provisions for obsolescence and inventory shrinkage in the amount of $17.1 (March 31, 2019 - $16.5).
Amounts charged to cost of sales comprise the following:

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Cost of goods manufactured	352.4	309.0	238.7
Depreciation and amortization	12.4	4.7	4.9
	364.8	313.7	243.6

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Note 12.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
March 31, 2018	12.3	4.9	41.3	5.6	11.3	0.4	75.8
Additions	6.9	0.8	9.4	1.9	7.0	9.6	35.6
Business combination (note 5)	2.1	—	0.4	—	—	—	2.5
Disposals	—	(0.3)	(2.5)	—	—	—	(2.8)
Transfers	1.0	—	6.2	0.1	2.0	(9.3)	—
March 31, 2019	22.3	5.4	54.8	7.6	20.3	0.7	111.1
Additions	4.4	1.7	17.2	2.4	3.9	23.9	53.5
Disposals	(1.6)	(0.1)	(0.2)	(0.1)	(0.3)	—	(2.3)
Transfers	1.5	1.7	10.6	0.3	1.6	(15.7)	—
March 29, 2020	26.6	8.7	82.4	10.2	25.5	8.9	162.3

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 31, 2018	2.4	2.2	7.2	2.5	1.3	—	15.6
Depreciation	1.7	1.0	6.4	1.5	3.1	—	13.7
Disposals	—	(0.2)	(2.3)	—	—	—	(2.5)
March 31, 2019	4.1	3.0	11.3	4.0	4.4	—	26.8
Depreciation	2.4	1.3	10.6	2.1	4.5	—	20.9
Disposals	(0.2)	—	(0.1)	(0.1)	(0.1)	—	(0.5)
March 29, 2020	6.3	4.3	21.8	6.0	8.8	—	47.2

Net book value
March 31, 2019	18.2	2.4	43.5	3.6	15.9	0.7	84.3
March 29, 2020	20.3	4.4	60.6	4.2	16.7	8.9	115.1

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Note 13.    Intangible assets
Intangible assets comprise the following:

	March 29, 2020	March 31, 2019
	$	$
Intangible assets with finite lives	45.9	39.8
Intangible assets with indefinite lives:
Brand name	115.5	115.5
Domain name	0.3	0.3
	161.7	155.6
The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Cost	$	$	$	$	$	$
March 31, 2018	4.3	11.8	6.2	3.9	5.8	32.0
Additions	3.2	1.1	0.5	—	18.6	23.4
Business combination (note 5)	—	—	—	2.2	—	2.2
Transfers	5.3	1.0	—	2.9	(9.2)	—
March 31, 2019	12.8	13.9	6.7	9.0	15.2	57.6
Additions	0.3	1.6	—	0.2	19.6	21.7
IFRS 16 initial direct costs (notes 4 and 9)	—	—	(6.7)	—	—	(6.7)
Disposal	—	(0.1)	—	—	—	(0.1)
Transfers	11.3	6.0	—	4.9	(22.2)	—
March 29, 2020	24.4	21.4	—	14.1	12.6	72.5

	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Accumulated amortization	$	$	$	$	$	$
March 31, 2018	1.4	4.4	0.5	2.2	—	8.5
Amortization	4.2	2.7	0.7	1.7	—	9.3
March 31, 2019	5.6	7.1	1.2	3.9	—	17.8
Amortization	3.5	3.4	—	3.1	—	10.0
IFRS 16 initial direct costs (notes 4 and 9)	—	—	(1.2)	—	—	(1.2)
March 29, 2020	9.1	10.5	—	7.0	—	26.6

Net book value
March 31, 2019	7.2	6.8	5.5	5.1	15.2	39.8
March 29, 2020	15.3	10.9	—	7.1	12.6	45.9

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Intellectual property consists of product development costs, technology acquired in the Baffin business combination (note 5), and patents and trademarks.
Indefinite life intangible assets
Indefinite life intangible assets recorded by the Company are comprised of the Canada Goose and Baffin brand names and domain name associated with the Company’s website. The Company expects to renew the registration of the brand names and domain names at each expiry date indefinitely, and expects these assets to generate economic benefit in perpetuity. As such, the Company assessed these intangibles to have indefinite useful lives.
The Company completed its annual impairment tests for the years ended March 29, 2020 and March 31, 2019 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use (VIU) are consistent with the assumptions used to calculate VIU for goodwill (note 14).
Note 14.    Goodwill
Goodwill arising from business combinations is as follows:

	March 29, 2020	March 31, 2019
	$	$
Opening balance	53.1	45.3
Business combination (note 5)	—	7.8
Goodwill	53.1	53.1
The Company completed its annual impairment tests in the years ended March 29, 2020 and March 31, 2019 for goodwill and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the VIU are those regarding discount rate, revenue and gross margin growth rates, sales channel mix, and growth in selling, general and administrative expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 56.7% for each CGU. Because the VIU amount exceeds the asset’s carrying amount, the asset is not impaired and the fair value less costs of disposition has not been calculated.
Cash flow projections were discounted using the Company’s weighted average cost of capital, determined to be 8.50% (March 31, 2019 - 9.25%) based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, country-specific risk premium, a cost of debt based on comparable corporate bond yields and the capital structure of the Company.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Note 15.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	March 29, 2020	March 31, 2019
	$	$
Trade payables	52.6	46.5
Accrued liabilities	51.3	37.1
Employee benefits	12.1	22.3
Other payables	20.8	4.5
Accounts payable and accrued liabilities	136.8	110.4
Note 16.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, terminations of sales agents and distributors, sales returns, and asset retirement obligations.
The provision for warranty claims represents the present value of management’s best estimate of the future outflow of economic resources that will be required to meet the Company’s obligations for warranties upon the sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes, customer behaviour and expectations, or other events affecting product quality and production.
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
Asset retirement obligations relate to legal obligations associated with the retirement of tangible long-lived assets, primarily for leasehold improvements that the Company is contractually obligated to remove at the end of the lease term. The Company recognizes the liability when such obligations are incurred. The fair value of the liability is estimated based on a number of assumptions requiring management’s judgment, including closing costs and inflation rates, and is accreted to its projected future value over time.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

	Warranty	Sales contracts	Sales returns	Asset retirement obligations	Total
	$	$	$	$	$
March 31, 2018	9.3	3.0	3.3	1.5	17.1
Additional provisions recognized	9.1	—	5.9	1.3	16.3
Reductions resulting from settlement	(5.4)	—	(4.2)	(0.3)	(9.9)
Other	(0.7)	—	—	—	(0.7)
March 31, 2019	12.3	3.0	5.0	2.5	22.8
Additional provisions recognized	14.5	—	15.2	1.3	31.0
Reductions resulting from settlement	(7.4)	—	(9.8)	—	(17.2)
Other	—	—	0.3	0.1	0.4
March 29, 2020	19.4	3.0	10.7	3.9	37.0
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	March 29, 2020	March 31, 2019
	$	$
Current provisions	15.6	8.1
Non-current provisions	21.4	14.7
	37.0	22.8
Note 17.    Borrowings
Short-term borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0. The term of each draw on the loan is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at March 29, 2020, the Company had no amounts owing on the facility.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Amendments to long-term debt agreements
During the year ended March 29, 2020, the Company entered into agreements with its lenders to amend the terms of its revolving facility. On May 10, 2019, the first amendment to the revolving facility increased the credit commitment amount to $300.0 with a seasonal increase of up to $350.0 during the peak season (June 1 through November 30) and extended the maturity date from June 3, 2021 to June 3, 2024. Subsequently on February 24, 2020, the Company entered into a second amendment with its lenders to further increase the credit commitment amount to $467.5 with a seasonal increase of up to $517.5 during the peak season (June 1 through November 30). The Company incurred transaction costs of $0.9 in connection with these amendments to the revolving facility. Total deferred transaction costs will be amortized over the extended term to maturity of the facility.
Additionally, the Company entered into an agreement with its lenders to amend the terms of its term loan on May 10, 2019. The amendment to the term loan decreased the interest rate to LIBOR plus 3.50% from LIBOR plus 4.00%, and extended the maturity date from December 2, 2021 to December 2, 2024.
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $467.5 with an increase in commitments to $517.5 during the peak season (June 1 - November 30) (May 10, 2019 to February 24, 2020 - $300.0 with an increase in commitments to $350.0 during the peak season, prior to May 10, 2019 amendment - $200.0 with an increase in commitments to $250.0 during the peak season). The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0, with a $5.0 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0. Amounts owing under the revolving facility can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The revolving facility matures on June 3, 2024. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Bankers’ Acceptance rate, the lenders’ Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier). The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the years ended March 29, 2020 and March 31, 2019, the Company was in compliance with all covenants.
As at March 29, 2020 and March 31, 2019, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.7 and $1.2, respectively, were included in other long-term liabilities. The Company has unused borrowing capacity available under the revolving facility of $226.6 as at March 29, 2020 (March 31, 2019 - $165.5).
As at March 29, 2020, the Company had letters of credit outstanding under the revolving facility of $5.7 (March 31, 2019 - $1.2). In addition to the letters of credit outstanding under the revolving facility, a subsidiary of the Company entered into a guarantee arrangement in the amount of HKD13.9 in connection with a retail lease agreement in Greater China. The subsidiary will reimburse

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

the issuing bank for amounts drawn on the guarantee. As at March 29, 2020, no amounts have been drawn.
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing as at March 29, 2020 of $159.3 (US$113.8) (March 31, 2019 - $152.4 (US$113.8)). The term loan bears interest at a rate of LIBOR plus an applicable margin of 3.50% (prior to the May 10, 2019 amendment - LIBOR plus an applicable margin of 4.00%, provided that LIBOR may not be less than 1.00%), payable monthly in arrears. The term loan matures on December 2, 2024. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the years ended March 29, 2020 and March 31, 2019, the Company was in compliance with all covenants.
The Company determined that the amendments to the term loan were equivalent to a prepayment at no cost of the original term loan and the origination of the amended term loan at market conditions. The Company has accounted for the amendments to the term loan agreement as a debt extinguishment and re-borrowing of the loan amount. The existing term loan in the amount of $151.7 (US$113.8) and related unamortized costs of $7.0 were derecognized. The acceleration of unamortized costs was included in net interest and other finance costs in the statement of income.
The Company incurred transaction costs of $1.4 in connection with the amendment to the term loan, which are amortized over the new term to maturity using the effective interest rate method.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	March 29, 2020	March 31, 2019
	$	$
Term loan	159.3	152.4
Less unamortized portion of:
Original issue discount	—	(2.4)
Deferred transaction costs	(1.2)	(0.9)
Embedded derivative	—	(0.5)
Revaluation for interest rate modification	—	(3.4)
	158.1	145.2
Hedging transactions on term loan
The Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to the term loan denominated in U.S. dollars. The designated hedge transactions remained effective after the amendment to the term loan agreement. Nevertheless, on June 12, 2019, the Company terminated its existing derivative contracts and entered into new derivative transactions to better align with the amended interest rate and term to maturity of the term loan.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The Company entered into a cross-currency swap by selling US$70.0 floating rate debt bearing interest at LIBOR plus 3.50% as measured on the trade date, and receiving $93.0 fixed rate debt bearing interest at a rate of 5.02%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $93.0 fixed rate debt bearing interest at a rate of 5.02% and receiving €61.8 fixed rate debt bearing interest at a rate of 3.19%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive income are reclassified to net income in the period when the foreign operation is disposed of or sold.
The Company also entered into a long-dated forward exchange contract by selling $39.6 and receiving US$30.0 as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings over the revised term to maturity (December 2, 2024). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
Net interest and other finance costs
Net interest and other finance costs consist of the following:

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Interest expense
Short-term borrowings	0.2	—	—
Revolving facility	3.7	2.4	2.3
Term loan	8.7	11.7	10.4
Lease liabilities	8.4	—	—
Standby fees	0.8	0.6	0.4
Acceleration of unamortized costs on debt extinguishment	7.0	—	—
Interest expense and other finance costs	28.8	14.7	13.1
Interest income	(0.4)	(0.5)	(0.2)
Net interest and other finance costs	28.4	14.2	12.9
Note 18.    Shareholders’ equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the current President and Chief Executive Officer no longer serves as a director of the Company or in a senior management position.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared and share equally in any distribution of assets on liquidation, dissolution, or winding up.
Share capital transactions for the year ended March 29, 2020
Normal course issuer bid
The Board of Directors has authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 1,600,000 subordinate voting shares over the 12-month period from May 31, 2019 to May 30, 2020. Purchased subordinate voting shares will be cancelled.
During the year ended March 29, 2020, the Company purchased 853,500 shares for cancellation at an average price per share of $45.35 for total cash consideration of $38.7. The amount paid to purchase subordinate voting shares has been charged to share capital at the average share capital amount per share outstanding of $1.6, with the remaining $37.1 charged to retained earnings.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2019	51,004,076	1.4	59,106,998	111.2	110,111,074	112.6
Purchase of subordinate voting shares	—	—	(853,500)	(38.7)	(853,500)	(38.7)
Excess of purchase price over average share capital amount	—	—	—	37.1	—	37.1
Exercise of stock options	—	—	742,134	3.7	742,134	3.7
Settlement of RSUs	—	—	3,550	—	3,550	—
March 29, 2020	51,004,076	1.4	58,999,182	113.3	110,003,258	114.7

Notes to the Consolidated Financial Statements
March 29, 2020
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

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

In connection with the secondary offering:

a)	The principal shareholders converted 12,414,078 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	Certain members of management exercised stock options to purchase 85,922 subordinate voting shares, which were then sold to the public.

c)	The completion of the secondary offering represents an exit event such that 820,543 performance vested exit event stock options that were eligible to vest became vested (note 19).

d)	The Company incurred transaction costs for the secondary offering in the amount of $1.5 that are included in selling, general and administrative expenses in the year ended March 31, 2018.
The transactions affecting the issued and outstanding share capital of the Company in the year ended March 31, 2018 are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2017	83,308,154	2.2	23,088,883	101.1	106,397,037	103.3
Convert multiple voting shares to subordinate voting shares	(12,414,078)	(0.3)	12,414,078	0.3	—	—
Exercise of stock options	—	—	1,994,588	2.8	1,994,588	2.8
March 31, 2018	70,894,076	1.9	37,497,549	104.2	108,391,625	106.1
Note 19.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan. No new options will be issued under the Legacy Plan.

a)	Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event are eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. All exit event conditions have been met, and no outstanding options are subject to exit event conditions.
Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	March 29, 2020		March 31, 2019
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$15.75	2,037,665	$4.71	3,647,571
Granted to purchase shares	$59.19	558,489	$79.59	236,256
Exercised	$3.25	(742,134)	$1.85	(1,702,503)
Cancelled	$59.83	(59,297)	$10.99	(143,659)
Expired	$83.53	(346)	$—	—
Options outstanding, end of period	$32.97	1,794,377	$15.75	2,037,665
The following table summarizes information about stock options outstanding and exercisable at March 29, 2020:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	156,247	4.1	156,247	4.1
$0.25	74,322	4.4	74,322	4.4
$1.79	213,748	4.9	124,855	4.8
$4.62	212,033	5.9	56,541	5.9
$8.94	133,332	6.8	79,992	6.8
$23.64	50,560	7.4	21,288	7.4
$30.73	180,798	7.2	87,378	7.2
$31.79	35,622	7.6	15,832	7.6
$45.34	95,911	9.2	—	—
$46.38	11,430	9.7	—	—
$51.71	7,143	9.4	—	—
$63.03	415,582	9.0	—	—
$71.73	7,075	8.9	1,768	8.9
$83.53	200,574	8.2	50,126	8.2
	1,794,377	7.0	668,349	5.7

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Restricted share units
Under the Omnibus Plan, the Company has granted RSUs to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	March 29, 2020	March 31, 2019
	Number	Number
RSUs outstanding, beginning of period	10,650	—
Granted	35,171	10,650
Settled	(3,550)	—
Cancelled	(2,839)	—
RSUs outstanding, end of period	39,432	10,650
Subordinate voting shares, to a maximum of 6,730,983 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.
Accounting for share-based awards
For the year ended March 29, 2020, the Company recorded $7.8 as contributed surplus and compensation expense for stock options and RSUs (March 31, 2019 - $3.8, March 31, 2018 - $2.0). Share-based compensation expense is included in selling, general and administrative expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	March 29, 2020	March 31, 2019
Weighted average stock price valuation	$59.19	$79.59
Weighted average exercise price	$59.19	$79.59
Risk-free interest rate	1.50%	1.82%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$18.11	$32.68
Note 20.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended March 29, 2020, the Company incurred expenses with related parties of $1.7 (March 31, 2019 - $1.0, March 31, 2018 - $1.3) from companies related to certain shareholders. Net balances owing to related parties as at March 29, 2020 were $0.4 (March 31, 2019 - $0.1).

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

With the initial application of IFRS 16, the Company has recognized a lease liability to the Baffin Vendor for the leased premises; the lease liability as at March 29, 2020 was $5.3. During the year ended March 29, 2020, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $1.4 (March 31, 2019 - $0.6). In connection with the acquisition of Baffin, the Company agreed to acquire the inventories in transit and purchases of such inventories in the year ended March 31, 2019 amounted to $3.0. No amounts were owing to Baffin entities as at March 29, 2020 and March 31, 2019. Furthermore, $3.0 is payable to the Baffin Vendor on November 1, 2020 and will be charged to expense over two years (note 5).
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

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Short term employee benefits	9.1	13.2	10.4
Long term employee benefits	0.1	0.1	—
Termination benefits	—	—	0.2
Share-based compensation	5.9	2.9	1.6
Compensation expense	15.1	16.2	12.2
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

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

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
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	March 29, 2020					March 31, 2019
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	31.7	—	—	31.7	31.7	88.6	—	—	88.6	88.6
Derivatives included in other current assets	—	11.3	—	11.3	11.3	—	1.8	—	1.8	1.8
Derivatives included in other long-term assets	—	5.9	—	5.9	5.9	—	7.0	—	7.0	7.0
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	19.0	—	19.0	19.0	—	1.6	—	1.6	1.6
Short-term borrowings	—	—	—	—	—	—	—	—	—	—
Derivatives included in other long-term liabilities	—	2.9	—	2.9	2.9	—	4.4	—	4.4	4.4
Revolving facility	—	—	—	—	—	—	—	—	—	—
Term loan	—	—	158.1	158.1	159.3	—	—	145.2	145.2	152.4
Lease liabilities	—	—	227.9	227.9	227.9	—	—	—	—	—
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
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Capital management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple shares voting shares), short-term borrowings, and long-term debt (the revolving facility and the term loan), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing 52 or 53-week period adjusted EBITDAR (defined as adjusted earnings before interest, taxes, depreciation, amortization and in fiscal 2019, rent expense) to net debt, reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business. Refer to Note 24. Subsequent Events for further enhancements to our capital management program subsequent to March 29, 2020 in response to the impact of COVID-19.
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise interest rate risk and foreign currency risk.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under short-term borrowings, the revolving facility and the term loan. As at March 29, 2020, the Company had no amounts owing on the short-term borrowings and the revolving facility. The amount outstanding under the term loan was $159.3 as at March 29, 2020 which currently bears interest at 5.10%. Based on the weighted average amount of outstanding borrowings under the short-term borrowings during the year ended March 29, 2020, a 1.00% increase in the average interest rate on our borrowings would have increased annual interest expense by less than $0.1 (March 31, 2019 - $nil). Correspondingly, a 1.00% increase in the average interest rate would have increased annual interest expense on the revolving facility and term loan by $0.9 and $1.5, respectively (March 31, 2019 - $0.6 and $1.5, respectively). Interest rate risk on the term loan is partially mitigated by cross-currency swap hedges. The impact on future interest expense because of future changes in interest rates will depend largely on the gross amount of borrowings at that time.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, inventory purchases and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal years ending March 29, 2020 and March 28, 2021 was initiated during the fourth quarter of the 2019 fiscal year.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

Year ended
	March 29, 2020		March 31, 2019		March 31, 2018
	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(3.7)	1.1	(3.9)	0.8	(1.4)	0.5
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
(Gain) loss from other comprehensive income	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	(0.2)	6.5	—
Selling, general and administrative expenses	1.0	(4.5)	0.3
Inventory	0.1	(1.0)	—
During the year ended March 29, 2020, an unrealized loss of $3.2 (March 31, 2019 - unrealized gain of $3.7, March 31, 2018 - unrealized gain of $0.1) on forward exchange contracts that are not treated as hedges has been recorded selling, general and administrative expenses in the statement of income.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Foreign currency contracts outstanding as at March 29, 2020 related to operating cash flows are:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	127.4	U.S. dollars
		€120.4	euros

Forward contract to sell Canadian dollars	US$	79.1	U.S. dollars
		€57.9	euros
		£0.2	British pounds sterling

Forward contract to purchase euros	CHF	2.1	Swiss francs
	CNY	455.1	Chinese yuan
		£30.1	British pounds sterling
	HKD	47.6	Hong Kong dollars
	SEK	4.8	Swedish kronor

Forward contract to sell euros	CHF	13.8	Swiss francs
		£1.8	British pounds sterling
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
Foreign exchange risk on borrowings
The Company is exposed to fluctuations in the amount owing on the term loan that is denominated in U.S. dollars as at March 29, 2020. Based on the outstanding balance of $159.3 (US$113.8) under the term loan as at March 29, 2020, a $0.01 depreciation in the value of the Canadian dollar relative to the U.S. dollar would result in a decrease in pre-tax income of $1.1 (March 31, 2019 - $1.1) solely as a result of that exchange rate fluctuation’s effect on the debt. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments on its term loan denominated in U.S. dollars (note 17).

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

The Company recognized the following unrealized gains and losses in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Year ended
	March 29, 2020		March 31, 2019		March 31, 2018
	Net gain (loss)	Tax (expense) recovery	Net gain (loss)	Tax (expense) recovery	Net gain (loss)	Tax (expense) recovery
	$	$	$	$	$	$
Cross-currency swap designated as a cash flow hedge	1.3	(0.2)	(0.7)	0.2	1.5	(0.5)
Euro-denominated cross-currency swap designated as a net investment hedge	(0.3)	(0.2)	3.5	(1.2)	(3.5)	1.2
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to selling, general and administrative expenses:

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
(Gain) loss from other comprehensive income	$	$	$
Cross-currency swap designated as a cash flow hedge	(5.3)	0.4	1.1
During the year ended March 29, 2020, an unrealized gain of $3.3 (March 31, 2019 - $2.9, March 31, 2018 - $0.3) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in selling, general and administrative expenses in the statement of income.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers subject to a total deductible of less than $0.1, to a maximum of $30.0 per year. As at March 29, 2020, accounts receivable totaling approximately $20.1 (March 31, 2019 - $14.1) were insured under this agreement, representing 89.6% of trade accounts receivable. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.
Customer deposits are received in advance from certain customers for seasonal orders, and applied to reduce accounts receivable when goods are shipped. Credit terms are normally sixty days for

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

seasonal orders, and thirty days for re-orders. As at March 29, 2020, customer deposits of $2.1 (March 31, 2019 - $0.3) were included in accounts payable and accrued liabilities.
The aging of trade receivables is as follows:

			Past due
	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	32.0	21.8	4.4	2.5	3.3
Credit card receivables	2.1	2.1	—	—	—
March 29, 2020	34.1	23.9	4.4	2.5	3.3

Trade accounts receivable	19.7	12.9	4.7	0.5	1.6
Credit card receivables	1.6	1.6	—	—	—
March 31, 2019	21.3	14.5	4.7	0.5	1.6
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on short-term borrowings and the revolving facility as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at March 29, 2020:

Contractual obligations	2021	2022	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	136.8	—	—	—	—	—	136.8
Term loan	—	—	—	—	159.3	—	159.3
Note payable (notes 5, 20)	3.0	—	—	—	—	—	3.0
Interest commitments relating to borrowings(1)	8.1	8.1	8.1	8.1	5.4	—	37.8
Foreign exchange forward contracts	7.8	—	—	—	—	—	7.8
Lease obligations	49.0	50.0	49.5	44.5	43.0	90.8	326.8
Pension obligation	—	—	—	—	—	2.8	2.8

(1)	Interest commitments are calculated based on the term loan balance and the interest rate payable on the loan of 5.10% as at March 29, 2020.
The Company accrues expenses when incurred. Accounts are deemed payable once a past event occurs that requires payment by a specific date.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Note 23.     Selected cash flow information
Changes in non-cash operating items

	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Trade receivables	(10.6)	3.4	(3.1)
Inventories	(141.8)	(87.3)	(39.5)
Other current assets	6.1	(10.3)	(5.6)
Accounts payable and accrued liabilities	(1.3)	(14.7)	41.5
Provisions	14.5	5.6	1.6
Deferred rent	—	3.3	2.3
Other	2.5	(0.7)	0.5
Change in non-cash operating items	(130.6)	(100.7)	(2.3)

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

Changes in liabilities and equity arising from financing activities

	Short-term borrowings and revolving facility	Term loan	Net derivative asset on terminated contracts	Lease liabilities	Share capital
	$	$			$
March 31, 2019 (1)	(1.2)	145.2	(5.5)	—	112.6
Cash flows:
Transaction costs on financing activities	(0.9)	(1.4)	—	—	—
Subordinate voting shares purchased for cancellation	—	—	—	—	(38.7)
Principal paid on lease liabilities	—	—	—	(24.7)	—
Settlement of term loan derivative contracts	—	—	4.6	—	—
Exercise of stock options	—	—	—	—	2.4
Non-cash items:
Amortization of debt costs
Discount	—	0.1	—	—	—
Interest rate modification	—	0.1	—	—	—
Deferred transaction costs	0.4	0.3	—	—	—
Acceleration of unamortized costs on term loan extinguishment	—	7.0	—	—	—
Unrealized foreign exchange (gain) loss	—	6.8	0.9	4.8	—
IFRS 16 initial application (notes 4 and 9)	—	—	—	150.8	—
Additions and amendments to lease liabilities (note 9)	—	—	—	97.0	—
Share purchase charge to retained earnings	—	—	—	—	37.1
Contributed surplus on exercise of stock options	—	—	—	—	1.3
March 29, 2020 (1)	(1.7)	158.1	—	227.9	114.7
(1) Deferred financing charges on the revolving facility are included in other long-term liabilities.

Notes to the Consolidated Financial Statements
March 29, 2020
(in millions of Canadian dollars, except share and per share data)

	Revolving facility	Term loan	Share capital
	$	$	$
March 31, 2018 (1)	(1.7)	137.1	106.1
Cash flows:
Exercise of stock options	—	—	3.1
Non-cash items:
Issuance of shares in business combination (note 5)	—	—	1.5
Amortization of debt costs
Discount	—	0.9	—
Embedded derivative	—	0.2	—
Interest rate modification	—	1.2	—
Deferred transaction costs	0.5	0.3	—
Unrealized foreign exchange loss	—	5.5	—
Contributed surplus on exercise of stock options	—	—	1.9
March 31, 2019 (1)	(1.2)	145.2	112.6
(1) Deferred financing charges on the revolving facility are included in other long-term liabilities.
Note 24.     Subsequent events
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0. Letters of guarantee are available for terms of up to twelve months. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Restructuring
On May 20, 2020, the Company underwent a reorganization to address the impact of the COVID-19 pandemic, resulting in the lay-off of 125 employees or approximately 2.5% of its workforce.
Amendments to the revolving facility
On May 26, 2020, the Company entered into a further amendment to the revolving facility to increase its ability to borrow against the borrowing base by up to $50.0. The amended revolving facility consists of the existing revolving facility with a reduced commitment in the amount of $417.5 with a seasonal increase of up to $467.5 during the peak season (June 1 - November 30), and a first-in, last-out (“FILO”) revolving facility in the amount of $50.0. Borrowings under the existing revolving facility were transferred to the FILO revolving facility on the transaction date and future amounts will be drawn in priority of the FILO revolving facility. Amounts drawn on the FILO revolving facility are subject to an interest rate charge that is 2.00% higher than the existing revolving facility. The FILO revolving facility matures on May 25, 2021 and upon maturity, the credit commitments on the existing revolving facility will be restored.

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

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in millions of Canadian dollars)

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Equity in comprehensive income of subsidiary	156.6	147.6	97.5
Fee income from subsidiary	7.2	3.4	0.9
	163.8	151.0	98.4
Selling, general and administration expenses	9.9	7.7	5.2
Income before income taxes	153.9	143.3	93.2
Income tax recovery	(0.6)	(1.0)	(1.1)
Net income	154.5	144.3	94.3
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in millions of Canadian dollars)

	March 29, 2020	March 31, 2019
Assets	$	$
Current assets
Cash	0.6	1.1
Other current assets	0.1	0.1
Total current assets	0.7	1.2
Note receivable from subsidiary	54.0	43.5
Investment in subsidiary	497.8	384.8
Deferred income taxes	2.6	2.1
Total assets	555.1	431.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	0.3	0.2
Due to subsidiary	34.6	32.3
Total liabilities	34.9	32.5
Shareholders' equity
Share capital	114.7	112.6
Contributed surplus	15.7	9.2
Retained earnings	389.8	277.3
Total shareholders' equity	520.2	399.1
Total liabilities & shareholders' equity	555.1	431.6
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in millions of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings	Total
	$	$	$	$
Balance at March 31, 2017	103.3	4.1	38.7	146.1
Exercise of stock options	2.8	(1.6)	—	1.2
Net income	—	—	94.3	94.3
Share-based compensation	—	2.0	—	2.0
Balance at March 31, 2018	106.1	4.5	133.0	243.6
Issuance of common shares in business combination	1.5	—	—	1.5
Exercise of stock options	5.0	(1.9)	—	3.1
Net income	—	—	144.3	144.3
Share-based compensation (including equity in contributed surplus of $2.8)	—	6.6	—	6.6
Balance at March 31, 2019	112.6	9.2	277.3	399.1
IFRS 16 initial application in subsidiaries	—	—	(4.9)	(4.9)
Normal course issuer bid purchase of subordinate voting shares	(1.6)	—	(37.1)	(38.7)
Exercise of stock options	3.7	(1.3)	—	2.4
Net income	—	—	154.5	154.5
Share-based compensation	—	7.8	—	7.8
Balance at March 29, 2020	114.7	15.7	389.8	520.2
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in millions of Canadian dollars)

	Year ended
	March 29, 2020	March 31, 2019	March 31, 2018
	$	$	$
Operating activities
Net income	154.5	144.3	94.3
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(156.6)	(147.6)	(97.5)
Income tax recovery	(0.6)	(1.0)	(1.1)
Share-based compensation	7.8	3.8	2.0
	5.1	(0.5)	(2.3)
Changes in assets and liabilities	(9.6)	(1.3)	2.0
Net cash used in operating activities	(4.5)	(1.8)	(0.3)
Investing activities
Dividend received	38.7	—	—
Investment in shares of subsidiary	—	(1.5)	—
Net cash from (used in) investing activities	38.7	(1.5)	—
Financing activities
Subordinate voting shares purchased for cancellation	(37.1)	—	—
Exercise of stock options	2.4	3.1	1.2
Net cash (used in) from financing activities	(34.7)	3.1	1.2
(Decrease) increase in cash	(0.5)	(0.2)	0.9
Cash, beginning of year	1.1	1.3	0.4
Cash, end of year	0.6	1.1	1.3
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
See the Annual Consolidated Financial Statements Note 18 in reference to the normal course issuer bid transaction during the year ended March 29, 2020.