Form 20-F
period 2021-03-28
Canada Goose Holdings Inc.
filed 2021-05-13
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 28, 2021

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 28, 2021, 59,435,079 subordinate voting shares and 51,004,076 multiple voting shares were issued and outstanding.

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
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended March 28, 2021, March 29, 2020 and March 31, 2019 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
Unless otherwise indicated in this Annual Report, all references to: "fiscal 2019" are to the 52-week period ended March 31, 2019; "fiscal 2020" are to the 52-week period ended March 29, 2020; and "fiscal 2021" are to the 52-week period ended March 28, 2021.
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
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:
•our ability to continue operating our business amid the disruptions caused by the global COVID-19 (as defined below) pandemic;
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this Annual Report, which include, but are not limited to, the following risks:
•global disruptions, including the ongoing COVID-19 pandemic significantly affecting numerous countries;
•additional potential or extended closures of our retail stores and the retail stores of our wholesale partners as a result of COVID-19 related restrictions imposed by local authorities;
•we may not open retail stores or expand e-commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•general economic conditions, including any further deterioration of economic conditions related to COVID-19 which may further affect discretionary consumer spending;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•an economic downturn may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•our indebtedness may adversely affect our financial condition;
•we may not be able to compete in our markets effectively;
•we may not be able to manage our growth effectively;
•poor performance during our peak season may have a significant negative impact on our operating results for the full year;
•global political events, including the impact of political disruptions and protests;

•our ability to maintain relationships with our select number of suppliers and wholesalers;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to forecast our inventory needs;
•we may be unable to protect or preserve our brand image and proprietary rights;
•our ability to manage our product distribution through our wholesale partners and international distributors;
•the success of our new store openings;
•the success of our expansion into Greater China;
•the success of our marketing programs;
•our ability to manage our exposure to data security and cyber security events;
•the risk our business is interrupted because of a disruption at our headquarters;
•fluctuations in raw material costs, interest rates and currency exchange rates; and
•we may be unable to maintain effective internal controls over financial reporting.
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
2.Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Risks Related to our Business
Our business has been and will continue to be adversely affected by the global coronavirus outbreak.
Our global operations, and those of the third parties upon whom we rely, are experiencing disruptions from the outbreak of the novel coronavirus ("COVID-19"). To date, they include mandatory and elective shut-downs of retail and manufacturing operations, a decrease in consumer discretionary spending and tourism, and a decrease in the capacity of our network, including in our facilities, due to distancing measures required, reductions in operating hours and limited occupancy levels. We expect to return to more normal levels of production as restrictions, regulations and recommended precautions imposed by local authorities globally are lifted but nevertheless anticipate that we will continue to have material adverse impacts on our business, financial condition and results of operations as a result of the global COVID-19 pandemic.
These and other potential impacts make it more challenging for management to estimate the future performance of our business. While we cannot predict the specific impacts to our business, financial condition and results of operations, we do expect such impacts to continue to be significantly negative. These impacts will depend on future developments, which are highly uncertain and out of our control, including, among others, the duration and intensity of the COVID-19 pandemic, the pace of and roll-out of vaccination programs and the subsequent resumption of all business operations and recovery of discretionary consumer spending and global travel.
Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the additional risk factors below.
Our growth strategy involves expansion of our DTC channel, including retail stores and e-Commerce, which may present risks and challenges.
Our business has evolved from one in which we only distributed products on a wholesale basis for resale by others to a multi-channel distribution model, which includes retail and online stores operated by us. As of March 28, 2021, our DTC channel includes 51 national e-commerce markets and 28 directly operated retail stores across North America, Europe, and Asia. As of March 28 2021, globally, 9 of our 28 retail stores, representing 32% of our network globally, were temporarily closed. We have faced closures across many geographies throughout the year. These store closures and reduced operating hours in many of our retail locations may continue until the effect of the COVID-19 pandemic is entirely alleviated. Our global DTC expansion has been the largest driver of operational and financial growth historically. We expect this to continue in the future.
Growing our e-commerce platforms and number of retail stores is essential to our future strategy. This strategy has and will continue to require significant investment in cross-functional operations and management focus, along with investment in supporting technologies and retail store spaces. If we are unable to provide a user-friendly, convenient and consistent experience for our customers, our ability to compete and our results of operations could be adversely affected. In addition, if our e-Commerce platforms or retail store formats do not appeal to our customers, reliably function as designed, or maintain the privacy of customer data, or if we are unable to consistently meet our brand promise to our customers, we may experience a loss of customer confidence or lost sales, or be exposed to fraudulent purchases, which could adversely affect our reputation and results of operations.
To the extent our e-Commerce business grows, we will need an increasing amount of IT infrastructure to continue to satisfy consumer demand and expectations. If we fail to effectively scale and adapt our e-Commerce platform to accommodate increased consumer demand, our business may be subject to interruptions, delays or failures and consumer demand for our products and digital experiences could decline. Our failure to successfully respond to these risks might adversely affect sales and order flow in our e-Commerce business, as well as adversely impact our reputation and brand.
Furthermore, with our increasing retail footprint, we are increasingly subject to risks relating to brick and mortar store locations, such as social distancing requirements implemented by local governments as well as mandatory or elective shut-downs due to the ongoing COVID-19 pandemic resulting in lower or no traffic, that we will be unable to secure new leases upon desirable terms, or that lower profitability levels at new or existing retail stores will adversely affect our margins.
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
The ongoing COVID-19 pandemic has led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. There has also been a significant decline in global travel. If these disruptions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected.
Because our business is highly concentrated on a single, discretionary product category, performance luxury outerwear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.
Our business is not currently diversified and consists primarily of designing, manufacturing and distributing performance luxury outerwear. In fiscal 2021, our main product category, down-filled jackets represented the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from retail spending for our products would also have a material adverse effect on our results of operations.

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
As of March 28, 2021, we had $181.2m of unused commitments under our Revolving Facility (as defined below) and no borrowings outstanding, $377.3m of term loans under our Term Loan Facility (as defined below), and no amounts owing under the China Loan Facility (as defined below) for total indebtedness of $377.3m. As at March 28, 2021, cash on hand was $477.9m (March 29, 2021 - $31.7m). We also generally experience significant fluctuations in our aggregate indebtedness and working capital over our operating cycle due to the seasonality in our business. Our debt could have important consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements and increasing our cost of borrowing;
•requiring a portion of our cash flow to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;
•requiring the net cash proceeds of certain equity offerings to be used to prepay our debt as opposed to other purposes;
•exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, are at variable rates of interest; and
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete.
The credit agreements governing our senior secured credit facilities contain a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem our shares, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness. In addition, the restrictive covenants in the credit agreement governing our Revolving Facility require us to maintain a minimum fixed charge coverage ratio if excess availability under our Revolving Facility falls below a specified threshold.
If we are unable to comply with these restrictions and covenants at times and to the extent they are applicable, including as a result of events beyond our control, we may risk an event of default under the credit facilities, which could accelerate the payment of any amounts then due, and limit our ability to incur future borrowings under the credit facilities, either of which could have a material adverse effect on our business. In addition, in light of the impacts to our ability to generate cash from operations as a result of the ongoing COVID-19 pandemic, our results may be further negatively impacted by any payment obligations (including interest) with respect to any outstanding borrowings under our Revolving Facility.
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
Our competitors may be able to achieve and maintain brand affinity and market share more quickly and effectively than we can. Many of our competitors have more established and diversified marketing programs, including with respect to promotion of their brands through traditional forms of advertising, such as print media and television commercials, and through celebrity endorsements, and have substantial resources to devote to such efforts. Our competitors may also create and maintain brand affinity using traditional forms of advertising more quickly than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we can, such as catalog sales or an extensive retail network, and many of our competitors have substantial resources to devote toward increasing sales in such ways. If we fail to compete with such competitors, our business, financial condition and performance could be materially adversely affected.
If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.
Total revenue decreased to $903.7m for fiscal 2021 from $958.1m for fiscal 2020, at a Compound Annual Growth Rate (“CAGR”) of (2.9)%. Disruptions from the COVID-19 pandemic resulted in a decline in total revenue in fiscal 2021.
Until restrictions, regulations and recommended precautions imposed by local authorities globally are lifted we may experience material adverse impacts on our business, financial condition and results of operations as a result of the global COVID-19 pandemic. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, manufacturing and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other personnel. Continued or fluctuating growth could strain our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In order to continue to expand our DTC channel, we expect to add selling, general & administrative expenses to our cost base. These costs, which include lease commitments, headcount and capital assets, could result in decreased margins if we are unable to drive commensurate DTC revenue growth.
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
Historical results, especially comparisons across fiscal quarters, should not be considered indicative of the results to be expected for any future periods. In addition to the seasonality of demand for our products, our financial performance is influenced by a number of factors which are difficult to predict and variable in nature. These include input cost volatility, the timing of consumer purchases and wholesale deliveries which very often shift between fiscal quarters, demand forecast accuracy, inventory availability and the evolution of our channel mix, as well as external trends in weather, traffic and discretionary consumer spending.
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
Our business may be adversely affected by global weather trends.
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
In addition to our global DTC expansion plans, we are growing our business by expanding our product offerings outside down-filled jackets, including windwear, rainwear, knitwear and footwear. The principal risks to our ability to successfully carry out our plans to expand our product offering include:
•the success of new products and new product lines will depend on market demand and there is a risk that new products and new product lines will not deliver expected results, which could negatively impact our future sales and results of operations;
•if our expanded product offerings fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease;
•implementation of these plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems; and
•incorporation of novel materials or features into our products may not be accepted by our customers or may be considered inferior to similar products offered by our competitors.
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
Our growth strategy has led to our expansion into markets outside of North America, including in developing markets. We have limited experience with regulatory environments and market practices in these regions, and we may not be able to penetrate or successfully operate in any new market, as a result of unfamiliar regulation or other unexpected barriers to entry. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. In developing markets, potential challenges include relatively higher risk of political instability, economic volatility, crime, corruption and social unrest. For example, the political disruptions in Hong Kong which began in 2019 negatively impacted our customers and employees in Hong Kong, reduced consumer spending, and adversely impacted our business and results of operations in Hong Kong. Such challenges may be exacerbated in many cases by uncertainties regarding how local law is applied and enforced, and with respect to judiciary and administrative mechanism. Furthermore, global events such as pandemics, the related governmental, private sector and individual consumer responsive actions and any subsequent waves of outbreaks of COVID-19 after the management of the initial outbreak, could reduce traffic and consumer spending, result in temporary or permanent closures of stores, offices, and factories, and could negatively impact the flow of goods. For example, in response to the ongoing COVID-19 pandemic, local and national governments in many countries have implemented regional quarantines and mandated the closure of nonessential businesses, which has halted traffic in certain markets and significantly disrupted consumer spending.
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
We rely on a limited number of third-party suppliers to provide high quality raw materials and are reliant on international shipping which could be disrupted and subject to increasing costs.
Our products require high quality raw materials, including cotton, polyester, wool, down and coyote fur. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason, including delays caused by the ongoing COVID-19 pandemic, could negatively impact our sales and have an adverse impact on our financial results.
In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations, shipping, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters, public health emergencies or other catastrophic occurrences. Our supply of fabrics and raw materials, for example, could be disrupted by the impact of the ongoing COVID-19 pandemic, and responsive actions such as border closures, restrictions on product shipments, and travel restrictions. A significant slowdown in the retail industry as a whole as a result of the ongoing COVID-19 pandemic, may also result in bankruptcies or permanent closures of some of our suppliers and other vendors. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards. Finally, shipping costs have and may continue to increase which may result in an increase in the price of raw materials or affect the costs of shipping our finished goods. Any such increases could adversely impact our financial performance.
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
We generally do not enter into long-term formal written agreements with our suppliers, and typically transact business with our suppliers on an order-by-order basis. There can be no assurance that there will not be a disruption in the supply of raw materials and certain finished goods from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labour and other ethical practices. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products, including as a result of the ongoing COVID-19 pandemic, could have an adverse effect on our ability to meet customer demand for our products and result in lower revenue and operating income both in the short and long-term.
Our business and results of operations could be harmed if we are unable to accurately forecast demand for our products.
To ensure adequate inventory supply, we forecast inventory needs, which are subject to seasonal and quarterly variations in consumer demand. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product. Our ability to forecast accurately has become increasingly important as we have expanded our DTC channel globally and could be affected by many factors outside of our control, including an increase or decrease in consumer demand for our products or for products of our competitors, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and, therefore, consumer spending in the sector (for example, because of unexpected effects on inventory supply and consumer demand caused by the current COVID-19 pandemic), and weakening of economic conditions or consumer confidence in future economic conditions. In our wholesale channel, a majority of orders delivered in a given fiscal year are received in the prior fiscal year, enabling us to manufacture inventory relative to a defined order book. In the DTC channel, we manufacture according to our forecasts of consumer demand. As we have moved more production in-house, we have created an inventory buffer ahead of demand and to support the planned rationalization of third-party manufacturing capacity. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The potential for overestimation is expected to increase as a larger portion of our sales comes through our DTC channel, and as we expand our product offerings. If we underestimate the demand for our products, we may not be able to produce products to meet demand, and this could result in delays in the shipment of our products and our failure to capitalize on demand, as well as damage to our reputation and wholesale partner relationships. In addition, failures to accurately predict the level of demand for our products could harm our profitability and financial condition.
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
As of March 28, 2021, less than 22% of our employees are members of labour unions, comprised of employees at 3 of our 8 in-house manufacturing facilities in addition to a single Baffin manufacturing site. The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
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
If we lose any of our wholesale partners, or if they reduce their purchases of our existing or new products, or their number of stores or operations are reduced, or they promote products of our competitors over ours, or they suffer financial difficulty or insolvency, our sales would be harmed. The recent decline in the overall retail sector, including ongoing disruptions related to COVID-19, has been challenging for our wholesale partners. Due to COVID-19 and the related reduction in available credit insurance, we increased the amount of risk we undertook with respect to collecting payments from our wholesale partners on time, or at all. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our wholesale partners and may cause such partners to reduce or discontinue orders of our products or be unable to pay us for products they have purchased from us. This has caused us to negotiate shortened payment terms and reduce credit limits in certain cases. If the overall retail environment continues to decline or if one or more of our wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
A portion of our sales are to wholesale partners, directly and through distributors.
A portion of our sales are made to wholesale partners, either directly or indirectly, through distributors, who may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our wholesale partners, and confirmed orders received from our wholesale partners may be difficult to enforce. Factors that could affect our ability to maintain or expand our sales to these wholesale partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products or product expansions; (c) unwillingness of our wholesale partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our wholesale partners; and (e) new, well-received product introductions by competitors.
We cannot ensure that our wholesale partners will continue to purchase and carry our products in accordance with current practices or carry any new products that we develop particularly in light of the ongoing COVID-19 pandemic. A significant slowdown in the retail industry as a whole as a result of pandemics or other public health emergencies, such as the COVID-19 pandemic, has resulted in and may continue to result in bankruptcies or permanent closures of some of our wholesale partners. If these risks occur, they could harm our brand as well as our results of operations and financial condition.
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
Our on-line activities, including our e-Commerce websites, also may be subject to denial of service or other forms of cyber attacks. While we have taken measures we believe are reasonable to protect against those types of attacks, those measures may not adequately protect our on-line activities from such attacks. If a denial of service attack or other cyber event were to affect our e-commerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation, results of operations and financial condition may be adversely affected. Additionally, new and evolving data protection legislation such as the GDPR impose new requirements such as shorter notification timeframes that could increase the risks associated with data security breaches.
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
We have been the target of protestors and activists in the past, and may continue to be in the future. Our products include certain animal products, including goose and duck down in all of our down-filled jackets and coyote fur on the hoods of some of our parkas, which has drawn the attention of animal welfare activists. We have been, and may in the future, also be impacted by widespread protests in any country or region that we trade.
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
The raw materials used in our supply chain include synthetic fabrics and natural products, including cotton, polyester, down and coyote fur. Significant price fluctuations or shortages in the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer. In particular, in our experience, pricing for fur products tends to be unpredictable. If we are unable to secure coyote fur for our jackets at a reasonable price or in accordance with our standards, we may have to alter or discontinue selling some of our designs, or attempt to pass along the cost to our customers, any of which could adversely affect our results of operations and financial condition. Furthermore, we may not be able to source sufficient reclaimed coyote fur which could affect or delay plans to use only reclaimed fur in our outerwear.
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
As a prominent Canadian brand, geopolitical events that involve Canada may have an impact on our business and share price. In addition, our brand and Canadian heritage may be detrimental to the company in the context of geopolitical disputes aimed at Canada or actors or situations with significant actual or perceived connection to Canada. We sell a significant portion of our products to customers outside of Canada and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business and consolidated financial statements. Recent events, including the U.S. presidential election and “Brexit” in the U.K., have resulted in substantial regulatory uncertainty regarding international trade and trade policy. For example, beginning in 2018, the U.S. imposed tariffs on certain imports from China and other countries, resulting in retaliatory tariffs by China and other countries. Tariff and trade policy continues to evolve in wake of the United Kingdom’s departure from the European Union. The uncertainty surrounding potential ongoing governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the Canadian, U.S. or world economy or certain sectors thereof and, thus, to adversely impact our business.
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
Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, public health emergencies, human errors, political instability, social and labour unrest or war and similar events.

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
Furthermore, our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.
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
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of March 28, 2021, shareholders who hold multiple voting shares (Bain Capital and our President and Chief Executive Officer (including their respective affiliates)), together hold approximately 89.6% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.
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
We are currently controlled by Bain Capital. As of March 28, 2021, Bain Capital beneficially owned approximately 60.5% of our outstanding multiple voting shares, or approximately 54.2% of the combined voting power of our multiple voting and subordinate voting shares outstanding. In addition, our President and Chief Executive Officer beneficially owns approximately 39.5% of our outstanding multiple voting shares, or approximately 35.3% of the combined voting power of our outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation, notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares we may continue to be a controlled company so long as an entity controlled by our President and Chief Executive Officer continues to hold multiple voting shares.
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
We are a controlled company within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:
•we have a compensation committee that is composed entirely of independent directors; and
•we have a nominating and governance committee that is composed entirely of independent directors.

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
Changes in tax laws and regulations or trade rules may impact our effective tax rate and may adversely affect our business, financial condition and operating results.
Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. For example, the current U.S. policy has introduced greater uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between the United States and other countries. Major developments in tax policy or trade relations could have a material adverse effect on our growth opportunities, business and results of operations.
There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company.
Under United States federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”) it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. We do not believe that we currently are or have been a PFIC, and we do not expect to be a PFIC in the future, but we cannot assure you that we will not be a PFIC in the future. United States holders of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC.
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
If securities or industry analysts cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our subordinate voting shares adversely, the price and trading volume of our subordinate voting shares could decline.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Overview
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment.
Across all channels, our brand is sold in 58 countries as of March 28, 2021 and we sold through over 1,900 wholesale points of distribution during our Fall / Winter 2020 season.
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
In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives.
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
B.    Growth Strategies
Our long-term growth strategy is based on the following four pillars:
Drive DTC mix higher. Since opening our first e-commerce site in Canada in August of 2014, annual DTC revenue has grown to $528.2m in fiscal 2021, which represents 58.4% of total revenue and 62.2% of total revenue excluding PPE sales. DTC allows us to consistently reach consumers how and where they want to shop, through complementary digital and retail experiences, while building deeper relationships and realizing higher margins. We intend to continue expanding our retail stores and e-Commerce operations globally, while also growing revenue from established distribution.
Increase penetration globally. While maintaining a focus in Canada, we plan to continue driving a higher percentage of total revenue internationally. We believe that we have large long-term opportunities in the United States, EMEA and Asia Pacific. We have significantly advanced the size of our business in these regions in recent years, and we plan to build on this momentum through further market development and distribution expansion.
Enhance product offering. As a product-led, function-first brand we will continue to evolve and expand our offering across styles, uses and climates. Giving people new ways to experience Canada Goose drives higher penetration and expands our geographic appeal. While continuing to grow our down-filled jacket business, we are building out adjacent offerings including rainwear, windwear, knitwear, fleece, and accessories. We are also developing a cold weather footwear offering which is planned for commercial launch in Fall / Winter 2021.
Expand margins. As we scale our business, we plan to continue leveraging our brand and business model to drive higher margins. As our DTC mix further increases, we expect to capture incremental gross margin and realize higher operating margins. We also believe that we have a significant degree of pricing power with our products and we plan to continue optimizing our pricing to capture their full value to consumers. Lastly, we intend to continue realizing efficiencies through in-house manufacturing, to fund investments in new product and cost inflation.

Sourcing and Manufacturing
Uncompromised craftsmanship begins with sourcing the right raw materials. We use premium fabrics and finishings that are built to last. Our blends of down and fabrics enable us to create warmer, lighter and more durable products across seasons and applications. Our products are made with down because it is recognized as one of the world’s best natural insulators.
In 2019, we committed to the Responsible Down Standard (“RDS”) and we intend to be 100% RDS-certified in 2021. The RDS respects the Five Freedoms of animal welfare, prohibits live-plucking or force-feeding in the supply chain, and stipulates that all down is a by-product of the poultry industry.
For five decades, our parkas have featured wild coyote fur sourced from Canada and the United States. Natural fur provides functionality in extreme environments and is an integral feature of authentic Arctic outerwear. In 2020, we announced a new initiative to introduce reclaimed fur into our supply chain. In January 2021 our customers were introduced to our first reclaimed fur product through our Standard Expedition Parka. We plan to end the purchasing of new fur in 2022.
As of March 28, 2021, we operate eight Canada Goose manufacturing facilities in Toronto, Winnipeg and Greater Montreal and one Baffin manufacturing facility in Stoney Creek, Ontario. As of March 28, 2021, we also work with 12 Canadian subcontractors and 7 international manufacturing partners who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories. We have been recognized by the Government of Canada for supporting the apparel manufacturing industry in Canada.
Intellectual Property
We own the trademarks used in connection with the marketing, distribution and sale of all of our products in the United States, Canada and in the other countries in which our products are sold. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 65 countries. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.
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
As of March 28, 2021, in Canada, we lease 19 properties, comprised of nine retail stores, one office, showroom and manufacturing facility, seven additional manufacturing facilities, one manufacturing facility for Baffin products and one warehouse. Our manufacturing and warehouse properties range in size from 50,000-170,000 square feet. In the United States, we lease seven properties comprised of five retail stores, one distribution centre and one office and showroom. In Europe, we lease six properties comprised of four retail stores, one office and showroom and one additional office. In Asia, we lease twelve properties comprised of ten retail stores and two offices. In addition to these properties, as of March 28, 2021, we have executed leases relating to 4 additional properties. We also occupy inventory space in the warehouses of several third party logistics providers in all of our primary regions.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following tables set forth our selected consolidated financial data. The selected historical consolidated financial data below should be read in conjunction with our Annual Financial Statements (Item 18), as well as Item 4. - “Information on the Company” of this Annual Report.
We have derived the statements of operations data for the years ended March 28, 2021, March 29, 2020 and March 31, 2019 and the consolidated financial position information as at March 28, 2021 and March 29, 2020 from our Annual Financial Statements included elsewhere in this Annual Report. The statements of operations data for the years ended March 31, 2018 and March 31, 2017 and the consolidated financial position information as at March 31, 2019, March 31, 2018, and March 31, 2017 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. Our Annual Financial Statements have been prepared in accordance with IFRS and are presented in millions of Canadian dollars except where otherwise indicated. Our historical results are not necessarily indicative of the results that should be expected in any future period.

	For the year ended
CAD $ millions (except per share data)	March 28, 2021	March 29, 2020	March 31, 2019	March 31, 2018	March 31, 2017
Statement of Operations Data:
Revenue	903.7	958.1	830.5	591.2	403.8
Cost of sales	349.7	364.8	313.7	243.6	191.7
Gross profit	554.0	593.3	516.8	347.6	212.1
Selling, general and administrative expenses	367.3	350.5	302.1	200.1	165.0
Depreciation and amortization	69.8	50.7	18.0	9.4	6.6
Operating income	116.9	192.1	196.7	138.1	40.5
Net interest and other finance costs	30.9	28.4	14.2	12.9	10.0
Income before income taxes	86.0	163.7	182.5	125.2	30.5
Income tax expense	15.8	12.0	29.1	29.1	8.9
Net income	70.2	151.7	153.4	96.1	21.6
Other comprehensive income (loss)	(5.6)	2.8	0.7	(1.8)	(0.6)
Total comprehensive income	64.6	154.5	154.1	94.3	21.0
Earnings per share
Basic	$0.64	$1.38	$1.31	$0.90	$0.22
Diluted	$0.63	$1.36	$1.28	$0.86	$0.21
Weighted average number of shares outstanding
Basic	110,261,600	109,892,031	109,422,574	107,250,039	100,262,026
Diluted	111,112,173	111,168,788	111,767,584	111,519,238	102,023,196

CAD $ millions	March 28, 2021	March 29, 2020	March 31, 2019	March 31, 2018	March 31, 2017
Financial Position Information:
Cash	477.9	31.7	88.6	95.3	9.7
Net working capital (1)	202.1	327.0	188.0	72.1	89.2
Total assets	1,507.2	1,120.3	725.4	548.4	380.9
Total non-current liabilities	645.0	391.2	189.7	171.2	170.4
Shareholders' equity	600.1	520.2	399.1	146.1	146.1
(1)Net working capital is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.

Components of Our Results of Operations
Revenue
DTC revenue consists of sales through our e-commerce operations and retail stores. Revenue through e-commerce operations and retail stores is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
Wholesale revenue comprises sales to third party resellers, which includes retailers and distributors of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts, and allowances, is recognized when control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
Other revenue comprises sales not directly allocated to the DTC or wholesale segments, such as sales to employees and sales of PPE to federal, provincial, and local health authorities.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour, and overhead, plus freight, duties, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. Product development costs, primarily employee salaries and benefits, included in inventories and intangible assets are being recognized in cost of sales accordingly. Beginning in fiscal 2021, incurred product development costs, primarily employee salaries and benefits, are recognized in SG&A expenses. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Short-term Borrowings, the Term Loan Facility, a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and previous to fiscal 2021, would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.
General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future. Beginning in fiscal 2021, incurred product development costs, primarily employee salaries and benefits, are recognized in SG&A expenses.
Depreciation and amortization
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, intangible assets, and right-of-use assets. We expect depreciation and amortization to increase, primarily driven by the expansion of our DTC segment and information technology-related expenditures to support growth.
Operating Income
Operating income is our gross profit less SG&A expenses and depreciation and amortization.
Net Interest and Other Finance Costs
Net interest, finance and other costs represents interest expense on our borrowings including the Short-term Borrowings, the Revolving Facility, the Term Loan Facility, and lease liabilities, as well as standby fees, net of interest income. In addition, corporate restructuring costs have been recognized beginning in fiscal 2021.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the fourth quarter and year ended March 28, 2021
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated May 12, 2021 and provides information concerning our results of operations and financial condition for the fourth quarter and year ended March 28, 2021 (“fiscal 2021”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the year ended March 28, 2021 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F.
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to continue operating our business amid the societal and economic disruption caused by the novel coronavirus pandemic (“COVID-19”);
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property; and
•the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•global disruptions, including the ongoing COVID-19 pandemic, significantly affecting numerous countries;
•additional potential or extended closures of our retail stores and the retail stores of our wholesale partners as a result of COVID-19 related restrictions imposed by local authorities;
•we may not open new retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•general economic conditions, including any further deterioration of economic conditions related to COVID-19 which may further affect discretionary consumer spending;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•we may not be able to satisfy changing consumer preferences;
•our indebtedness may adversely affect our financial condition;
•we may not be able to compete in our markets effectively;
•we may not be able to manage our growth effectively;
•global political events, including the impact of political disruptions and protests;
•our ability to maintain relationships with our select number of suppliers and wholesalers;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to forecast our inventory needs;
•we may be unable to protect or preserve our brand image and proprietary rights;
•our ability to manage our product distribution through our wholesale partners and international distributors;
•the success of our new store openings;
•the success of our continued expansion into Greater China;
•the success of our marketing programs;
•our ability to manage our exposure to data security and cyber security events;
•the risk our business is interrupted because of a disruption at our headquarters;
•fluctuations in raw material costs, interest rates and currency exchange rates; and
•we may be unable to maintain effective internal controls over financial reporting.
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
Under an accounting convention common in the retail industry, the Company follows a 52-week reporting cycle, which periodically necessitates a fiscal year of 53 weeks with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. The additional week in a 53 week fiscal year is added to the third quarter. The Company's first 53 week fiscal year will occur in fiscal 2022. Fiscal 2021 comprises four fiscal quarters ending on June 28, 2020, September 27, 2020, December 27, 2020 and March 28, 2021. The Company has not adjusted financial results for quarters prior to fiscal 2020. In the Annual Financial Statements and in this MD&A, the term "fourth quarter ended March 28, 2021" refers to the 13 week period ended March 28, 2021 (91 days) and the term “fourth quarter ended March 29, 2020” refers to the 13 week period ended March 29, 2020 (91 days). The term "year ended March 28, 2021” refers to the 52-week period ended March 28, 2021 (364 days), the term “year ended March 29, 2020” refers to the 52-week period ended March 29, 2020 (364 days), and the term “year ended March 31, 2019” refers to the twelve months ended March 30, 2019 (365 days).
All references to “fiscal 2019” are to the Company’s year ended March 31, 2019; to “fiscal 2020” are to the Company’s year ended March 29, 2020; “fiscal 2021” are to the Company’s year ending March 28, 2021; and to “fiscal 2022” are to the Company’s year ending April 3, 2022.

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the years ended March 28, 2021, March 29, 2020 and March 31, 2019 and the fourth quarters ended March 28, 2021 and March 29, 2020, and expresses the percentage relationship to revenues of certain financial statement captions. See “Results of Operations” for additional details and for the comparison discussions between the years ended March 28, 2021 and March 29, 2020.
For the comparison discussions between the years ended March 29, 2020 and March 31, 2019, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended March 29, 2020, filed with the SEC on June 2, 2020, and is hereby incorporated herein by reference.

CAD $ millions (except per share data)	For the year ended			Fourth quarter ended
	March 28, 2021	March 29, 2020	March 31, 2019	March 28, 2021	March 29, 2020
Statement of Operations data:
Revenue	903.7	958.1	830.5	208.8	140.9
Gross profit	554.0	593.3	516.8	138.6	93.6
Gross margin	61.3%	61.9%	62.2%	66.4%	66.4%
Operating income	116.9	192.1	196.7	7.8	(17.2)
Net income	70.2	151.7	143.6	2.9	2.5
Earnings per share
Basic	$0.64	$1.38	$1.31	$0.03	$0.02
Diluted	$0.63	$1.36	$1.28	$0.03	$0.02
Non-IFRS Financial Measures:(1)
EBIT	116.9	192.1	196.7	7.8	(17.2)
Adjusted EBIT	132.5	207.4	206.9	5.4	(9.7)
Adjusted EBIT margin	14.7%	21.6%	24.9%	2.6%	(6.9)%
Adjusted net income (loss)	86.1	147.2	151.6	1.1	(13.3)
Adjusted net income (loss) per basic share	$0.78	$1.34	$1.39	$0.01	$(0.12)
Adjusted net income (loss) per diluted share	$0.77	$1.32	$1.36	$0.01	$(0.12)

CAD $ millions	March 28, 2021	March 29, 2020	March 31, 2019
Financial Position:
Cash	477.9	31.7	88.6
Net working capital (1)	202.1	327.1	188.0
Total assets	1,507.2	1,120.3	725.4
Total non-current liabilities	645.0	391.2	189.7
Shareholders' equity	600.1	520.2	399.1
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Segments
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at March 28, 2021, our DTC segment includes sales to customers through our 51 national e-Commerce markets and 28 directly operated retail stores across North America, Europe, and Asia. Through our wholesale segment, we sell to a mix of retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors.
Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.
•COVID-19 pandemic. Globally, public health officials have imposed restrictions and recommended precautions to mitigate the spread of COVID-19, resulting in temporary closures of our retail locations as well as reduced traffic and store productivity, similarly impacting our wholesale partners. We have also experienced a significant reduction in the capacity of our supply chain, including our facilities, due to distancing measures. We expect to return to more normal levels of production as restrictions and recommended precautions are lifted. We will continue to leverage our subcontractor network to ensure supply is balanced with demand. These circumstances have had material adverse consequences on our results of operations for the year ended March 28, 2021 and are likely to negatively impact future fiscal periods as disruptions and prolonged consequences continue. The extent of the impact will depend on future developments, which are highly uncertain and out of our control, including, among others, the duration and intensity of the pandemic and the pace of roll-out of the vaccination programs.
During the fourth quarter of fiscal 2020, we temporarily reduced operating hours for our retail locations in Mainland China and closed our retail locations in North America and Europe. We began a gradual reopening of these locations during the first quarter of fiscal 2021 in accordance with guidance from local authorities, with all of our retail locations operating by the end of the second quarter of fiscal 2021. During the third and fourth quarters of fiscal 2021, 9 of 28 of our retail stores, representing 32% of network globally were temporarily closed due to government orders. The average durations of these closures were three weeks in the third quarter and eight weeks in the fourth quarter. As at May 12, 2021, 6 of 28 of our retail stores, representing 21% of our network, remain closed. We also temporarily closed our manufacturing facilities across Canada in March 2020, partially reopening them in April 2020 for the production of PPE. During the second quarter of fiscal 2021, we began a limited restart of the production of outerwear alongside PPE at all of our facilities, and all of our manufacturing facilities are currently in operation. It is possible that further closures may be required in the countries in which we operate, impacting our retail stores and manufacturing facilities as well as our wholesale partners.
In response to COVID-19, various government programs globally have been announced to provide financial relief for affected businesses. The most significant relief measure which the Company qualifies for is the Canada Emergency Wage Subsidy ("CEWS") under the COVID-19 Economic Response Plan in Canada. For the year ended March 28, 2021, the Company recognized government subsidies totaling $27.5m under this wage subsidy program and similar plans in other jurisdictions. These subsidies were recorded as a reduction to the associated wage costs which we incurred during the year ended March 28, 2021 and were recognized in cost of sales ($13.5m), SG&A expenses ($13.6m) and other costs ($0.4m). We also received rent concessions in the form of abatements and deferrals and will consider seeking further rent relief as we continue to monitor the impact of COVID-19. Rent concessions of $4.1m were recognized in the statement of income for the year ended March 28, 2021.

•Growth investments. In the early stages of the COVID-19 pandemic at the height of first wave retail closures, discretionary SG&A spend was reduced significantly. As distribution and sales recover, we expect to make significant SG&A investments ahead of revenue growth in certain areas, including brand and demand building, and this may continue going forward. We will be guided by our view of opportunities to deliver on our growth strategy.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending in certain countries and travel corridors. We have been, and may in the future be, impacted by widespread protests. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion has been impacted and may be delayed due to COVID-19.
•New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. Additionally, we continue to sell Baffin branded footwear through Baffin’s own distinct sales channels. We are also developing a separate Canada Goose footwear offering for cold weather which is planned for commercial launch in Fall / Winter 2021. We expect that certain new products may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 74.0%, 77.9%, and 75.8% of our consolidated revenues in the combined second and third fiscal quarters of fiscal 2021, fiscal 2020, and fiscal 2019, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT(1) in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT(1) can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.
(1)    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility and the uncommitted loan facility in China (the “Short-term Borrowings”). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Developments in international trade. We continue to monitor the impact on our operations in Europe and the U.K. as a result of the British exit from the European Union (“Brexit”). Our preparations for Brexit included, among other activities, opening a third-party logistics facility early in fiscal 2021, advanced inventory staging in the U.K. in the event of disruptions to the flow of goods, and adding processes to utilize duty savings under the Canada-U.K. Continuity Trade Agreement. Duty savings continue for U.S. shipments under the United

States-Mexico-Canada Agreement. We continue to benefit from reduced tariffs on certain of our products imported into Europe under the Canada-European Union Comprehensive Economic and Trade Agreement which entered into force provisionally on September 21, 2017 and is pending ratification by certain EU countries. We monitor developments in international trade in countries where we operate that could have an impact on our business.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2021, 2020, and 2019, we generated 67.9%, 62.3%, and 58.0%, respectively, of our revenue in currencies other than Canadian dollars. Historically, most of our wholesale revenue was derived from orders made prior to the beginning of the fiscal year. This high degree of visibility into our anticipated future cash flows from wholesale operations is now significantly less certain given the current economic environment. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. We continue to monitor our risk management program to take into account the prevailing global uncertainty of COVID-19.
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

The main foreign currency exchange rates that impact our business and operations as at and for the year ended March 28, 2021 and for the year ended March 29, 2020 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2021
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2021	March 28, 2021
USD/CAD	1.3859	1.3316	1.3030	1.2666	1.3218	1.2580
EUR/CAD	1.5256	1.5579	1.5537	1.5267	1.5410	1.4831
GBP/CAD	1.7203	1.7212	1.7207	1.7461	1.7271	1.7345
CHF/CAD	1.4378	1.4486	1.4417	1.4003	1.4321	1.3384
CNY/CAD	0.1955	0.1926	0.1967	0.1955	0.1951	0.1923
HKD/CAD	0.1788	0.1718	0.1681	0.1633	0.1705	0.1619

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2020
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2020	March 29, 2020
USD/CAD	1.3375	1.3206	1.3200	1.3442	1.3306	1.4056
EUR/CAD	1.5032	1.4677	1.4617	1.4811	1.4784	1.5525
GBP/CAD	1.7190	1.6280	1.7004	1.7185	1.6915	1.7353
CHF/CAD	1.3345	1.3394	1.3338	1.3887	1.3491	1.4666
CNY/CAD	0.1960	0.1882	0.1874	0.1925	0.1910	0.1981
HKD/CAD	0.1706	0.1687	0.1687	0.1730	0.1702	0.1813
    Source: Bank of Canada

RESULTS OF OPERATIONS
For the year ended March 28, 2021 compared to the year ended March 29, 2020
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	For the year ended		$ Change	% Change
	March 28, 2021	March 29, 2020
Statement of Income data:
Revenue	903.7	958.1	(54.4)	(5.7)%
Cost of sales	349.7	364.8	15.1	4.1%
Gross profit	554.0	593.3	(39.3)	(6.6)%
Gross margin	61.3%	61.9%		(60) bps
SG&A expenses	367.3	350.5	(16.8)	(4.8)%
SG&A expenses as % of revenue	40.6%	36.6%		(400) bps
Depreciation and amortization	69.8	50.7	(19.1)	(37.7)%
Operating income	116.9	192.1	(75.2)	(39.1)%
Operating margin	12.9%	20.1%		(720) bps
Net interest, finance and other costs	30.9	28.4	(2.5)	(8.8)%
Income before income taxes	86.0	163.7	(77.7)	(47.5)%
Income tax expense	15.8	12.0	(3.8)	(31.7)%
Effective tax rate	18.4%	7.3%		(1,110) bps
Net income	70.2	151.7	(81.5)	(53.7)%
Other comprehensive (loss) income	(5.6)	2.8	(8.4)	(300.0)%
Comprehensive income	64.6	154.5	(89.9)	(58.2)%
Earnings per share
Basic	$0.64	$1.38	(0.74)	(53.6)%
Diluted	$0.63	$1.36	(0.73)	(53.7)%
Weighted average number of shares outstanding
Basic	110,261,600	109,892,031
Diluted	111,112,173	111,168,788
Non-IFRS Financial Measures:(1)
EBIT	116.9	192.1	(75.2)	(39.1)%
Adjusted EBIT	132.5	207.4	(74.9)	(36.1)%
Adjusted EBIT margin	14.7%	21.6%		(690) bps
Adjusted net income	86.1	147.2	(61.1)	(41.5)%
Adjusted net income per basic share	$0.78	$1.34	(0.56)	(41.8)%
Adjusted net income per diluted share	$0.77	$1.32	(0.55)	(41.7)%
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the year ended March 28, 2021 decreased by $54.4m, or 5.7%, to $903.7m from $958.1m for the year ended March 29, 2020. On a constant currency(1) basis, revenue decreased by 6.8% for the year ended March 28, 2021 compared to the year ended March 29, 2020. Revenue generated from our DTC channel represented 58.4% of total revenue for the year ended March 28, 2021 compared to 54.8% for the year ended March 29, 2020.

	For the year ended		$ Change			% Change
CAD $ millions	March 28, 2021	March 29, 2020	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency
DTC	528.2	525.0	3.2	(6.3)	(3.1)	0.6%	(0.6)%
Wholesale	321.3	424.0	(102.7)	(4.3)	(107.0)	(24.2)%	(25.2)%
Other	54.2	9.1	45.1	(0.1)	45.0	495.6%	494.5%
Total revenue	903.7	958.1	(54.4)	(10.7)	(65.1)	(5.7)%	(6.8)%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the year ended March 28, 2021 was $528.2m compared to $525.0m for the year ended March 29, 2020. The increase of $3.2m was driven by e-Commerce growth offset by net retail store declines. E-Commerce growth of 54% was driven by increases in United States, Great Britain, Mainland China, Canada and Germany. Retail revenue was negatively impacted by lower traffic, limited occupancy levels and reduced operating hours as well as government mandated closures for retail stores in Canada and Europe including during our peak selling season. Retail revenue declines were partially offset by growth from continued store expansion in Mainland China and North America.
Wholesale
Revenue from our Wholesale segment for the year ended March 28, 2021 was $321.3m compared to $424.0m for the year ended March 29, 2020. The decrease of $102.7m was due to the significant reduction in the planned order book relative to the comparative period primarily as a result of the impact of COVID-19.
Other
Revenue from our Other segment for the year ended March 28, 2021 was $54.2m compared to $9.1m for the year ended March 29, 2020. The increase of $45.1m was driven by $47.1m of PPE sales in support of COVID-19 response efforts in fiscal 2021, partially offset by a decrease in sales to employees.

Revenue by geography

	For the year ended		$ Change			% Change
CAD $ millions	March 28, 2021	March 29, 2020	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	217.7	293.1	(75.4)	—	(75.4)	(25.7)%	(25.7)%
United States	226.1	279.0	(52.9)	2.0	(50.9)	(19.0)%	(18.2)%
Asia	262.0	199.9	62.1	(5.6)	56.5	31.1%	28.3%
Europe and Rest of World	197.9	186.1	11.8	(7.1)	4.7	6.3%	2.5%
Total revenue	903.7	958.1	(54.4)	(10.7)	(65.1)	(5.7)%	(6.8)%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Revenue decreased in Canada and the United States during the year ended March 28, 2021 compared to the year ended March 29, 2020 due to the impact of COVID-19 as described above. The decline in revenue was partially offset by higher revenue generated in Asia driven by the increase in DTC revenue, including growth of 48.7% in Greater China, and higher revenue generated in Europe and Rest of World driven by e-Commerce revenue. Revenue generated in Canada during fiscal 2021 included PPE sales of $47.1m.
Gross Profit (Loss)
Gross profit and gross margin for the year ended March 28, 2021 were $554.0m and 61.3%, respectively, compared to $593.3m and 61.9%, respectively, for the year ended March 29, 2020. The decrease in gross profit was attributable to the decline in revenue noted above. The decrease in gross margin was a result of a higher proportion of revenue from our Other segment, partially offset by a higher proportion of DTC gross margin.

	For the year ended
	March 28, 2021		March 29, 2020
CAD $ millions	Gross profit (loss)	Gross margin	Gross profit	Gross margin	$ Change	% Change
DTC	406.4	76.9%	395.0	75.2%	11.4	2.9%
Wholesale	150.4	46.8%	197.8	46.7%	(47.4)	(24.0)%
Other	(2.8)	(5.2)%	0.5	5.5%	(3.3)	(660.0)%
Total gross profit	554.0	61.3%	593.3	61.9%	(39.3)	(6.6)%
DTC
Gross profit in our DTC segment was $406.4m for the year ended March 28, 2021 compared to $395.0m for the year ended March 29, 2020. The increase in DTC gross profit of $11.4m was partially driven by the increase in segment revenue noted above. The DTC gross margin increased to 76.9% in the year ended March 28, 2021 from 75.2%. The increase in gross margin was attributable to favourable geographic shift to Asia and Europe and Rest of World (+90 bps), $2.3m (+40 bps) of government subsidies and duty recovery related to 2019 shipments to China (+30 bps).

Wholesale
Gross profit in our Wholesale segment was $150.4m for the year ended March 28, 2021 compared to $197.8m for the year ended March 29, 2020. The decrease in gross profit of $47.4m was driven by the decline in segment revenue primarily as a result of COVID-19. Wholesale gross margin increased slightly to 46.8% in the year ended March 28, 2021 from 46.7%. The increase in gross margin was attributable to $10.0m (+310 bps) of government subsidies offset by higher costs per unit as production levels were limited and impacted by COVID-19 safety protocols at our manufacturing facilities (-140 bps), and higher inventory provisions (-90 bps) and higher proportion of lower margin distributor sales (-90 bps) .
Other
Gross loss in our Other segment was $2.8m for the year ended March 28, 2021 compared to gross profit of $0.5m for the year ended March 29, 2020. The decrease in gross profit to gross loss was attributable to $4.3m of net overhead costs resulting from the temporary closure of our manufacturing facilities in the first quarter of fiscal 2021 due to COVID-19. PPE gross profit and gross margin were $1.5m and 3.2%, respectively. Gross profit and gross margin from employee sales in our Other segment were flat for the year ended March 28, 2021 and $0.5m and 5.5%, respectively, in the comparative period.
SG&A Expenses
SG&A expenses were $367.3m for the year ended March 28, 2021 compared to $350.5m for the year ended March 29, 2020. The increase in SG&A expenses of $16.8m or (4.8)% was attributable to $16.3m of higher costs driven by e-Commerce, $13.7m of incremental performance-based compensation, and $8.5m of product development costs, partially offset by corporate initiatives to reduce costs across the business in response to COVID-19, and supplemented by $13.6m of government subsidies.

	For the year ended
	March 28, 2021		March 29, 2020
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	118.0	22.3%	107.4	20.5%	(10.6)	(9.9)%
Wholesale	43.8	13.6%	49.9	11.8%	6.1	12.2%
Other	205.5		193.2		(12.3)	(6.4)%
Total SG&A expenses	367.3	40.6%	350.5	36.6%	(16.8)	(4.8)%
DTC
SG&A expenses in our DTC segment for the year ended March 28, 2021 were $118.0m, or 22.3% of segment revenue, compared to $107.4m, or 20.5% of segment revenue, for the year ended March 29, 2020, an increase of $10.6m, or 9.9%. The increase of $10.6m, representing a 1.8% increase of SG&A expenses as a percentage of segment revenue, was attributable to $14.0m of higher costs related to e-Commerce volume, $2.3m of costs to support expanded e-Commerce platform, and $1.6m of increased facility costs associated with our expanded retail network. Partially offsetting these higher costs were $4.1m of savings from rent abatements and $3.2m of government subsidies. COVID-19 related temporary store closure and pre-store opening costs of $2.5m and $2.2m, respectively, were recognized in the year ended March 28, 2021 compared to temporary store closure and pre-store opening costs of $0.7m and $2.1m, respectively in the year ended March 29, 2020.

Wholesale
SG&A expenses in our Wholesale segment for the year ended March 28, 2021 were $43.8m, or 13.6% of segment revenue, compared to $49.9m, or 11.8% of segment revenue, for the year ended March 29, 2020, a decrease of $6.1m or 12.2%. The decrease was attributable to $3.3m of lower freight costs due to a reduction in volumes, $2.1m lower warranty costs, and corporate initiatives to reduce costs in response to COVID-19, supplemented by $1.4m of government subsidies.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $205.5m for the year ended March 28, 2021 compared to $193.2m for the year ended March 29, 2020. The increase of $12.3m or 6.4% was driven by $13.7m of higher performance-based compensation, $8.5m of product development costs, and $6.0m of incremental marketing costs. This was partially offset by corporate initiatives to reduce costs across the business in response to COVID-19, supplemented by $9.0m of government subsidies.
Depreciation and amortization
Depreciation and amortization was $69.8m for the year ended March 28, 2021 compared to $50.7m for the year ended March 29, 2020, an increase of $19.1m. Of this increase, $13.8m was driven by continued retail expansion and information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $3.0m and $5.0m was related to pre-store opening costs and COVID-19 temporary store closures, respectively, in the year ended March 28, 2021 compared to $6.1m and $1.0m of pre-store opening costs and COVID-19 temporary store closures in the year ended March 29, 2020, respectively.

	For the year ended
	March 28, 2021	March 29, 2020
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	52.4	38.6	(13.8)	(35.8)%
Wholesale	3.8	2.8	(1.0)	(35.7)%
Other	13.6	9.3	(4.3)	(46.2)%
Total depreciation and amortization	69.8	50.7	(19.1)	(37.7)%

Operating Income (Loss) and Margin
Operating income and operating margin were $116.9m and 12.9% for the year ended March 28, 2021 compared to $192.1m and 20.1%, respectively, for the year ended March 29, 2020. Operating income decreased as a result of reduced revenue described previously. Operating margin decreased due to a higher proportion of revenue from the Other segment, which carries a lower gross margin and higher operating costs. Operating income for the year ended March 28, 2021 included $4.3m of net production costs due to the temporary closure of our manufacturing facilities in the first quarter of fiscal 2021 and $7.5m of net temporary store closure costs, resulting from the impact of COVID-19.

	For the year ended
	March 28, 2021		March 29, 2020
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
Segment:
DTC	236.0	44.7%	249.0	47.4%	(13.0)	(5.2)%
Wholesale	102.8	32.0%	145.1	34.2%	(42.3)	(29.2)%
Other	(221.9)		(202.0)		(19.9)	(9.9)%
Total operating income	116.9	12.9%	192.1	20.1%	(75.2)	(39.1)%
DTC
DTC segment operating income was $236.0m for the year ended March 28, 2021 compared to $249.0m for the year ended March 29, 2020. The decrease in operating income and margin of $13.0m and 2.7%, respectively, were due to the impact of lower retail store revenues driven by COVID-19 and increased fixed costs related to operating 28 stores as at March 28, 2021 versus 20 as at March 29, 2020. These drivers were partially offset by e-Commerce revenue growth of 54%, which had higher operating profitability than retail stores. In addition, there were $5.5m of government subsidies and $4.1m of savings from rent abatements. COVID-19 related temporary store closure costs and pre-store opening costs of $7.5m and $5.2m, respectively, were recognized in fiscal 2021 compared to temporary store closure costs and pre-store opening costs of $1.7m and $8.2m in fiscal 2020, respectively.
Wholesale
Wholesale segment operating income was $102.8m for the year ended March 28, 2021 compared to $145.1m for the year ended March 29, 2020. The decrease of $42.3m in operating income was attributable to the decline in revenue, partially offset by cost reduction initiatives, supplemented by $11.4m of government subsidies. The decline in operating margin reflects fixed cost deleverage as a result of lower revenue.
Other
Other segment operating loss was $221.9m for the year ended March 28, 2021 compared to $202.0m for the year ended March 29, 2020. The increase in operating loss was attributable to higher operating costs including $13.7m of higher performance-based compensation, $8.5m of product development costs, and $6.0m increase in marketing costs. In addition, there was $4.3m higher depreciation and amortization expenses related to information technology-related expenditures to support growth. This was partially offset by corporate initiatives to reduce costs across the business in response to COVID-19, supplemented by $10.2m of government subsidies.

Net Interest, Finance and Other Costs
Net interest, finance and other costs were $30.9m for the year ended March 28, 2021 compared to $28.4m for the year ended March 29, 2020. The increase was attributable to higher interest charges on the Term Loan Facility of $5.7m due to the Refinancing Amendment (as defined further below under “Financial Condition, Liquidity and Capital Resources - Indebtedness - Amendment to the Term Loan Facility”) and corporate restructuring costs of $1.7m in the year ended March 28, 2021, offset by the lower acceleration of unamortized costs in connection with the refinancing of the Term Loan Facility by $5.9m from the comparative period. Excluding the impact of interest on lease liabilities of $9.5m for the year ended March 28, 2021 and $8.4m for the year ended March 29, 2020, interest charges increased by $1.4m from the comparative period as a result of higher gross borrowings.
Income Taxes
Income tax expense was $15.8m for the year ended March 28, 2021 compared to $12.0m for the year ended March 29, 2020. For the year ended March 28, 2021, the effective and statutory tax rates were 18.4% and 25.4%, respectively, compared to 7.3% and 25.5% for the year ended March 29, 2020, respectively.
Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates. The lower rate in the prior comparative period was due to a one-time change in tax law related to Swiss tax reform effective January 1, 2020 and the differences in tax rates in our foreign jurisdictions.
Net Income
Net income for the year ended March 28, 2021 was $70.2m compared to $151.7m for the year ended March 29, 2020, driven by the factors described above.

For the fourth quarter ended March 28, 2021 compared to the fourth quarter ended March 29, 2020
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	Fourth quarter ended		$ Change	% Change
	March 28, 2021	March 29, 2020
Statement of Income data:
Revenue	208.8	140.9	67.9	48.2%
Cost of sales	70.2	47.3	(22.9)	(48.4)%
Gross profit	138.6	93.6	45.0	48.1%
Gross margin	66.4%	66.4%		0 bps
SG&A expenses	111.6	95.9	(15.7)	(16.4)%
SG&A expenses as % of revenue	53.4%	68.1%		1,470 bps
Depreciation and amortization	19.2	14.9	(4.3)	(28.9)%
Operating income (loss)	7.8	(17.2)	25.0	145.3%
Operating margin	3.7%	(12.2)%		1,590 bps
Net interest, finance and other costs	8.2	4.5	(3.7)	(82.2)%
(Loss) income before income taxes	(0.4)	(21.7)	21.3	98.2%
Income tax recovery	(3.3)	(24.2)	(20.9)	(86.4)%
Effective tax rate	825.0%	111.5%		71,350 bps
Net income	2.9	2.5	0.4	16.0%
Other comprehensive (loss) income	(8.2)	4.8	(13.0)	270.8%
Comprehensive (loss) income	(5.3)	7.3	(12.6)	(172.6)%
Earnings per share
Basic	$0.03	$0.02	$0.01	50.0%
Diluted	$0.03	$0.02	$0.01	50.0%
Weighted average number of shares outstanding
Basic	110,367,711	109,846,029
Diluted	111,364,712	110,809,126
Non-IFRS Financial Measures:(1)
EBIT	7.8	(17.2)	25.0	145.3%
Adjusted EBIT	5.4	(9.7)	15.1	155.7%
Adjusted EBIT margin	2.6%	(6.9)%		950 bps
Adjusted net income (loss)	1.1	(13.3)	14.4	108.3%
Adjusted net income (loss) per basic share	$0.01	$(0.12)	$0.13	108.3%
Adjusted net income (loss) per diluted share	$0.01	$(0.12)	$0.13	108.3%
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Revenue
Revenue for the fourth quarter ended March 28, 2021 was $208.8m, an increase of $67.9m, or 48.2%, from $140.9m for the fourth quarter ended March 29, 2020. Revenue generated from our DTC channel represented 82.5% of total revenue for the fourth quarter ended March 28, 2021 compared to 81.1% for the fourth quarter ended March 29, 2020. Revenue generated from our DTC and Wholesale segments was impacted by the COVID-19 factors described below. On a constant currency(1) basis, revenue increased by 47.6% for the fourth quarter ended March 28, 2021 compared to the fourth quarter ended March 29, 2020.

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 28, 2021	March 29, 2020	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	172.2	114.2	58.0	(1.0)	57.0	50.8%	49.9%
Wholesale	33.3	25.0	8.3	0.1	8.4	33.2%	33.6%
Other	3.3	1.7	1.6	—	1.6	94.1%	94.1%
Total revenue	208.8	140.9	67.9	(0.9)	67.0	48.2%	47.6%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
DTC
Revenue from our DTC segment was $172.2m for the fourth quarter ended March 28, 2021 compared to $114.2m for the fourth quarter ended March 29, 2020. The increase of $58.0m was driven by e-Commerce growth of 123.2% driven by significant increases in all existing major markets. Additionally, continued retail expansion and minimal retail disruptions in Mainland China more than offset retail declines due to reduced traffic and mandatory closures in North America and Europe. Refer to “Factors Affecting our Performance” for further details.
Wholesale
Revenue from our Wholesale segment was $33.3m for the fourth quarter ended March 28, 2021 compared to $25.0m for the fourth quarter ended March 29, 2020. The increase of $8.3m was driven by higher in-season orders relative to the comparative period.
Other
Revenue from our Other segment was $3.3m for the fourth quarter ended March 28, 2021 compared to $1.7m for the fourth quarter ended March 29, 2020. The increase of $1.6m was attributable to higher sales to employees from the comparative quarter.

Revenue by geography

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 28, 2021	March 29, 2020	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	39.2	42.1	(2.9)	—	(2.9)	(6.9)%	(6.9)%
United States	55.9	35.1	20.8	0.7	21.5	59.3%	61.3%
Asia	76.3	38.2	38.1	(0.8)	37.3	99.7%	97.6%
Europe and Rest of World	37.4	25.5	11.9	(0.8)	11.1	46.7%	43.5%
Total revenue	208.8	140.9	67.9	(0.9)	67.0	48.2%	47.6%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Revenue increased across all regions except Canada for the fourth quarter ended March 28, 2021 compared to the fourth quarter ended March 29, 2020 resulting from an increase in DTC revenue, including growth of 100.6% in Greater China, which was significantly impacted by COVID-19 in the comparative quarter. The increase in revenue was partially offset by a decline in revenue primarily due to the prolonged store closures in Eastern Canada and Europe discussed in the COVID-19 factors described above.
Gross Profit (Loss)
Gross profit and gross margin for the fourth quarter ended March 28, 2021 were $138.6m and 66.4%, respectively, compared to $93.6m and 66.4%, respectively, for the fourth quarter ended March 29, 2020. The increase in gross profit was attributable to higher revenue. Gross margin was flat with gains from a higher proportion of DTC revenue offset by margin declines in the DTC and Wholesale segments. This includes a $4.1m increase in provisions for raw materials and finished goods for certain colours on the basis of Fall / Winter sales velocity.

	Fourth quarter ended
	March 28, 2021		March 29, 2020
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	% Change
DTC	129.0	74.9%	86.2	75.5%	42.8	49.7%
Wholesale	9.7	29.1%	8.7	34.8%	1.0	11.5%
Other	(0.1)	(3.0)%	(1.3)	(76.5)%	1.2	(92.3)%
Total gross profit	138.6	66.4%	93.6	66.4%	45.0	48.1%
DTC
Gross profit in our DTC segment was $129.0m for the fourth quarter ended March 28, 2021 compared to $86.2m for the fourth quarter ended March 29, 2020. The increase in DTC gross profit was attributable to increased revenue noted above offset by higher inventory provisions ($2.4m). The decrease in gross margin was driven by higher inventory provisions (-140 bps) partially offset by the favourable impact of pricing and volume mix (+90 bps) driven by parkas.
Wholesale
Gross profit in our Wholesale segment was $9.7m for the fourth quarter ended March 28, 2021 compared to $8.7m for the fourth quarter ended March 29, 2020. The $1.0m increase in gross profit was attributable to revenue increases noted above offset by higher inventory provisions ($1.7m). The decrease in gross margin driven by higher inventory provisions (-530 bps) was disproportionate due to seasonally lower Wholesale revenues.
Other
Gross loss and gross margin in our Other segment was $0.1m and (3.0)%, respectively, for the fourth quarter ended March 28, 2021 compared to gross loss and gross margin of $1.3m and (76.5)%, respectively, for the fourth quarter ended March 29, 2020. The $1.2m decrease in gross loss is attributable to overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19 in the comparative quarter of fiscal 2020.
SG&A Expenses
SG&A expenses were $111.6m for the fourth quarter ended March 28, 2021 compared to $95.9m for the fourth quarter ended March 29, 2020. The increase of $15.7m or 16.4% was attributable to $10.2m of higher performance-based compensation, $6.8m higher marketing costs, $5.4m increase in variable costs driven by e-Commerce volumes, and $2.2m of product development costs. This was partially offset by $10.1m of favourable foreign exchange fluctuations.

	Fourth quarter ended
	March 28, 2021		March 29, 2020
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	38.2	22.2%	30.7	26.9%	(7.5)	(24.4)%
Wholesale	12.4	37.2%	13.5	54.0%	1.1	8.1%
Other	61.0		51.7		(9.3)	(18.0)%
Total SG&A expenses	111.6	53.4%	95.9	68.1%	(15.7)	(16.4)%
DTC
SG&A expenses in our DTC segment for the fourth quarter ended March 28, 2021 were $38.2m, or 22.2% of segment revenue, compared to $30.7m, or 26.9% of segment revenue, for the fourth quarter ended March 29, 2020. The increase of $7.5m was attributable to $5.4m of higher costs related to e-Commerce volumes and $2.3m of costs to support our expansion into new e-Commerce markets. COVID-19 related temporary store closure and pre-store opening costs of $0.3m and $0.3m, respectively, were recognized in the fourth quarter of fiscal 2021 compared to temporary store closure and pre-store opening costs of $0.7m and $0.2m, respectively, in the comparative quarter.
Wholesale
SG&A expenses in our Wholesale segment for the fourth quarter ended March 28, 2021 were $12.4m, or 37.2% of segment revenue, compared to $13.5m, or 54.0% of segment revenue, for the fourth quarter ended March 29, 2020. The decrease of $1.1m or 8.1% was attributable to $1.2m reduction in administration costs driven by corporate initiatives in response to COVID-19 and $1.1m of lower warranty costs, which were partially offset by $1.5m higher freight costs driven by incremental volume in the quarter.

Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $61.0m for the fourth quarter ended March 28, 2021 compared to $51.7m for the fourth quarter ended March 29, 2020. The increase of $9.3m or 18.0% was attributable to $10.2m of higher performance-based compensation, $6.8m of incremental marketing costs and $2.2m of product development costs. This was partially offset by $10.1m of favourable foreign exchange fluctuations related to working capital and the Term Loan Facility, net of hedge impacts.
Depreciation and amortization
Depreciation and amortization was $19.2m for the fourth quarter ended March 28, 2021 compared to $14.9m for the fourth quarter ended March 29, 2020, an increase of $4.3m. Of the increase, $2.5m was driven by continued retail expansion as well as information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $0.1m and $0.4m was related to pre-store opening costs and COVID-19 temporary store closures, respectively, in the fourth quarter ended March 28, 2021 compared to $0.4m and $1.0m of pre-store opening costs and COVID-19 temporary store closures, respectively, in the fourth quarter ended March 29, 2020.

	Fourth quarter ended
	March 28, 2021	March 29, 2020
CAD $ millions	Reported	Reported	$ Change	% Change
DTC	14.4	11.9	(2.5)	(21.0)%
Wholesale	1.2	0.7	(0.5)	(71.4)%
Other	3.6	2.3	(1.3)	(56.5)%
Total depreciation and amortization	19.2	14.9	(4.3)	(28.9)%
Operating Income (Loss) and Margin
Operating income and operating margin were $7.8m and 3.7% for the fourth quarter ended March 28, 2021 compared to operating loss and operating margin of $17.2m and (12.2)% for the fourth quarter ended March 29, 2020. The increase in operating income was attributable to higher gross profit, partially offset by higher operating costs. The increase in operating margin reflects the positive impact of e-Commerce.

	Fourth quarter ended
	March 28, 2021		March 29, 2020
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	% Change
Segment:
DTC	76.4	44.4%	43.6	38.2%	32.8	75.2%
Wholesale	(3.9)	(11.7)%	(5.5)	(22.0)%	1.6	29.1%
Other	(64.7)		(55.3)		(9.4)	(17.0)%
Total operating income (loss)	7.8	3.7%	(17.2)	(12.2)%	25.0	145.3%
DTC
DTC segment operating income was $76.4m for the fourth quarter ended March 28, 2021 compared to $43.6m for the fourth quarter ended March 29, 2020. The increase in operating income and operating margin of $32.8m and 6.2%, respectively, were attributable to the growth in e-Commerce of 123.2%, which had higher operating profitability than retail stores. This was partially offset by the impact of retail expansion and operating disruptions as a result of COVID-19. Pre-store opening costs and COVID-19 related temporary store closure costs of $0.4m and $0.7m, respectively, were recognized in the fourth quarter of fiscal 2021 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $0.6m and $1.7m, respectively, in the fourth quarter of fiscal 2020.
Wholesale
Wholesale segment operating loss was $3.9m for the fourth quarter ended March 28, 2021 compared to $5.5m for the fourth quarter ended March 29, 2020. The decrease in operating loss and increase in operating margin of $1.6m and 10.3%, respectively, were attributable to a higher gross profit and cost reduction initiatives.
Other
Other segment operating loss was $64.7m for the fourth quarter ended March 28, 2021 compared to $55.3m for the fourth quarter ended March 29, 2020. The increase in operating loss was attributable to higher operating costs including $10.2m of higher performance-based compensation, $6.8m of incremental marketing costs and $2.2m of product development costs. This was partially offset by $10.1m of favourable foreign exchange fluctuations related to working capital and the Term Loan Facility, net of hedge impacts.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $8.2m for the fourth quarter ended March 28, 2021 compared to $4.5m for the fourth quarter ended March 29, 2020. The increase was driven by higher interest charges on the Term Loan Facility of $3.3m. Excluding the impact of interest on lease liabilities of $2.4m for the fourth quarter ended March 28, 2021 and $2.1m for the fourth quarter ended March 29, 2020, interest charges increased by $3.1m as a result of higher gross borrowings from the comparative quarter, specifically, on the Term Loan Facility which was refinanced in the third quarter of fiscal 2021, partially offset by a lower average interest rate.
Income Taxes
Income tax recovery was $3.3m for the fourth quarter ended March 28, 2021 compared to $24.2m for the fourth quarter ended March 29, 2020. For the fourth quarter ended March 28, 2021, the effective and statutory tax rates were 825.0% and 25.4%, respectively, compared to 111.5% and 25.5% for the fourth quarter ended March 29, 2020.
Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates. For the fourth quarter ended March 28, 2021, the effective tax rate was higher as a result of a recovery of non-deductible expense. For the fourth quarter ended March 29, 2020, the effective tax rate in the prior comparative year was higher than the statutory rate due to the one-time change in tax law related to Swiss tax reform effective January 1, 2020.
Net Income
Net income for the fourth quarter ended March 28, 2021 was $2.9m compared to $2.5m for the fourth quarter ended March 29, 2020, driven by the factors described above.

Quarterly Financial Information

	Fiscal 2021				Fiscal 2020
CAD $ millions (except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue
DTC	172.2	299.4	46.2	10.4	114.2	301.8	74.2	34.8
Wholesale	33.3	160.8	118.5	8.7	25.0	145.3	218.1	35.6
Other	3.3	13.8	30.1	7.0	1.7	5.0	1.7	0.7
Total	208.8	474.0	194.8	26.1	140.9	452.1	294.0	71.1
% of fiscal year revenue	23.1%	52.5%	21.6%	2.9%	14.7%	47.2%	30.7%	7.4%
Net income (loss)	2.9	107.0	10.4	(50.1)	2.5	118.0	60.6	(29.4)
Earnings (loss) per share
Basic	$0.03	$0.97	$0.09	$(0.46)	$0.02	$1.08	$0.55	$(0.27)
Diluted	$0.03	$0.96	$0.09	$(0.46)	$0.02	$1.07	$0.55	$(0.27)
Adjusted EBIT(1)	5.4	157.9	15.7	(46.5)	(9.7)	163.8	79.2	(25.9)
Adjusted net income (loss) per diluted share(1)	$0.01	$1.01	$0.10	$(0.35)	$(0.12)	$1.08	$0.57	$(0.21)
(1)See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
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
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•the COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of demand generation activities, including in-channel marketing;
•increased manufacturing flexibility through a shift to in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
•timing of end-consumer purchasing in the DTC segment and the availability of new products;
•successful execution of global pricing strategy;
•shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;
•shift in geographic mix of sales to increase sales outside of Canada;
•fluctuation of foreign currencies relative to the Canadian dollar;
•political disruptions in Hong Kong beginning in June 2019;
•protests in many North American cities beginning in the first quarter of fiscal 2021; and

•PPE production beginning in the first quarter through to the third quarter of fiscal 2021.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•costs incurred and relief received from government programs as a result of the COVID-19 pandemic beginning in the fourth quarter of fiscal 2020;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
•pre-store opening costs incurred, timing of leases signed, and opening of stores;
•the nature and timing of transaction costs in connection with secondary offerings of shares, the Baffin acquisition, and amendments to long-term debt agreements; and
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions.

NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS financial measures in this document and other documents, including EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted net income (loss), adjusted net income (loss) per basic and diluted share, constant currency revenue, net debt, net debt leverage, net working capital, net working capital turnover, and free operating cash flow. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	For the year ended		Fourth quarter ended
CAD $ millions (except per share data)	March 28, 2021	March 29, 2020	March 28, 2021	March 29, 2020
EBIT	116.9	192.1	7.8	(17.2)
Adjusted EBIT	132.5	207.4	5.4	(9.7)
Adjusted EBIT margin	14.7%	21.6%	2.6%	(6.9)%
EBITDA	201.5	255.2	30.6	1.9
Adjusted EBITDA	209.1	263.4	27.7	8.0
Adjusted net income (loss)	86.1	147.2	1.1	(13.3)
Adjusted net income (loss) per basic share	$0.78	$1.34	$0.01	$(0.12)
Adjusted net income (loss) per diluted share	$0.77	$1.32	$0.01	$(0.12)
Free operating cash flow	222.9	(24.5)	22.8	(42.6)

CAD $ millions	March 28, 2021	March 29, 2020
Net debt	(154.2)	(355.5)
Net working capital	202.1	327.1
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDA, adjusted EBITDA, adjusted net income (loss), and adjusted net income (loss) per basic and diluted share
These non-IFRS measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including the COVID-19 pandemic, that we believe are not reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
For the year ended March 28, 2021, we believe that identifying certain costs directly resulting from the impact of the COVID-19 pandemic and excluding these amounts from our calculation of the non-IFRS measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. For the year ended March 28, 2021, these primarily comprised overhead costs recognized during the temporary closure of our manufacturing facilities and temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions and government subsidies recognized during the period.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See the Revenue section of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Net working capital and net working capital turnover
We define net working capital as current assets, net of cash, minus current liabilities, excluding the Short-term Borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, by averaging net working capital for each quarter. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. See “Cash Flows” below for a table providing the free operating cash flow balance for the year.

The tables below reconcile net income to EBIT, adjusted EBIT, EBITDA, adjusted EBITDA, and adjusted net income (loss) for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	For the year ended		Fourth quarter ended
CAD $ millions	March 28, 2021	March 29, 2020	March 28, 2021	March 29, 2020
Net income	70.2	151.7	2.9	2.5
Add (deduct) the impact of:
Income tax expense (recovery)	15.8	12.0	(3.3)	(24.2)
Net interest, finance and other costs	30.9	28.4	8.2	4.5
EBIT	116.9	192.1	7.8	(17.2)
Costs of the Baffin acquisition (a)	1.0	2.4	—	0.5
Unrealized foreign exchange (gain) loss on Term Loan Facility (b)	(1.7)	(1.6)	(3.1)	1.1
Transition of logistics agencies (c)	2.2	0.6	—	0.6
Net temporary store closure costs (d)	7.5	1.7	0.7	1.7
Net excess overhead costs from temporary closure of manufacturing facilities (d)	4.3	1.2	—	1.2
Pre-store opening costs (e)	5.2	8.2	0.4	0.6
Non-cash provision release (f)	(3.0)	—	—	—
Unrealized foreign exchange losses on de-designation of operational hedges (g)	—	1.7	—	1.7
Other	0.1	1.1	(0.4)	0.1
Total adjustments	15.6	15.3	(2.4)	7.5
Adjusted EBIT	132.5	207.4	5.4	(9.7)
Adjusted EBIT margin	14.7%	21.6%	2.6%	(6.9)%

Add the impact of:
Depreciation and amortization(1)	84.6	63.1	22.8	19.1
EBITDA(2)	201.5	255.2	30.6	1.9
Adjusted EBITDA(3)	209.1	263.4	27.7	8.0
(1)Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.
(2)EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We reported earnings before interest, taxes, depreciation and amortization, and rent expense (“EBITDAR”) in prior periods. EBITDAR has been replaced with EBITDA given the rent component used in the calculation of EBITDAR is not meaningful.

(3)Adjusted EBITDA is calculated as EBITDA, adjusted for items (a) to (f) but excluding $0.4m and $5.0m of net temporary store closure costs in (d), and $0.1m and $3.0m of pre-store opening costs in (e), for the fourth quarter and year ended March 28, 2021, respectively, compared to net temporary store closure costs of $1.0m and $1.0m and pre-store opening costs of $0.4m and $6.1m, for the fourth quarter and year ended March 29, 2020, respectively.

	For the year ended		Fourth quarter ended
CAD $ millions	March 28, 2021	March 29, 2020	March 28, 2021	March 29, 2020
Net income	70.2	151.7	2.9	2.5
Add (deduct) the impact of:
Costs of the Baffin acquisition (a)	1.0	2.4	—	0.5
Unrealized foreign exchange (gain) loss on Term Loan Facility (b)	(1.7)	(1.6)	(3.1)	1.1
Transition of logistics agencies (c)	2.2	0.6	—	0.6
Net temporary store closure costs (d) (h)	9.0	1.9	0.9	2.0
Net excess overhead costs from temporary closure of manufacturing facilities (d)	4.3	1.2	—	1.2
Pre-store opening costs (e) (i)	6.0	9.4	0.6	0.7
Non-cash provision release (f)	(3.0)	—	—	—
Unrealized foreign exchange losses on de-designation of operational hedges (g)	—	1.7	—	1.7
Acceleration of unamortized costs on Term Loan Refinancing (j)	1.1	7.0	—	—
Restructuring expense (d)	1.7	—	—	—
Swiss tax reform (k)	—	(23.1)	—	(23.1)
Other	0.3	1.1	(0.4)	0.1
Total adjustments	20.9	0.6	(2.0)	(15.2)
Tax effect of adjustments	(5.0)	(5.1)	0.2	(0.6)
Adjusted net income (loss)	86.1	147.2	1.1	(13.3)
(a)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(b)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(c)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.

(d)Total government subsidies globally of $0.4m and $27.5m were recognized in the fourth quarter and year ended March 28, 2021, respectively. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred; as a result government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($nil and $1.3m), temporary store closure costs ($0.4m and $1.8m), and restructuring expense ($nil and $0.4m), for the fourth quarter and year ended March 28, 2021, respectively. The benefit of $0.4m and $24.0m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the fourth quarter and year ended March 28, 2021, respectively.
(e)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(f)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the year ended March 28, 2021.
(g)Represents unrealized losses on foreign exchange operational hedges deemed ineffective, a consequence of the COVID-19 pandemic.
(h)Includes $0.1m and $1.5m of interest expense on lease liabilities for temporary store closures in the fourth quarter and year ended March 28, 2021, respectively.
(i)Pre-store opening costs incurred in (e) above plus $0.2m and $0.8m of interest expense on lease liabilities for new retail stores during pre-opening periods in the fourth quarter and year ended March 28, 2021, respectively (fourth quarter and year ended March 29, 2020 - $0.3m and $1.2m, respectively).
(j)The non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on October 7, 2020 and May 10, 2019.
(k)Represents deferred tax asset recognized due to Swiss tax reform effective January 1, 2020.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at March 28, 2021 and March 29, 2020:

CAD $ millions	March 28, 2021	March 29, 2020	$ Change	% Change
Current assets	896.9	531.8	365.1	68.7%
Deduct: Cash	(477.9)	(31.7)	(446.2)	1,407.6%
Current assets, net of cash	419.0	500.1	(81.1)	(16.2)%

Current liabilities	262.1	208.9	53.2	25.5%
Deduct the impact of:
Current portion of lease liabilities	(45.2)	(35.9)	(9.3)	25.9%
Current liabilities, net of lease liabilities	216.9	173.0	43.9	25.4%
Net working capital	202.1	327.1	(125.0)	(38.2)%
(1)See “Non-IFRS Financial Measures” for a description of these measures.
As at March 28, 2021, we had $202.1m of net working capital compared to $327.1m of net working capital as at March 29, 2020. The $125.0m decrease, or 38.2%, was driven by a decrease in inventory levels of $70.0m, a $12.5m decrease in other current assets, a $33.4m increase in accounts payable and accrued liabilities due to the extension of payment terms in response to COVID-19, and a $4.4m increase in provisions. Net working capital turnover(1) was 32.0% in the year ended March 28, 2021.

Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the year ended March 28, 2021 compared to the year ended March 29, 2020, and for the fourth quarter ended March 28, 2021 compared to the fourth quarter ended March 29, 2020.

	For the year ended			Fourth quarter ended
CAD $ millions	March 28, 2021	March 29, 2020	$ Change	March 28, 2021	March 29, 2020	$ Change
Total cash provided by (used in):
Operating activities	293.7	62.5	231.2	44.4	(19.2)	63.6
Investing activities	(32.0)	(62.3)	30.3	(10.6)	(15.8)	5.2
Financing activities	197.0	(58.7)	255.7	(17.3)	(6.6)	(10.7)
Effects of foreign currency exchange rate changes on cash	(12.5)	1.6	(14.1)	(7.6)	1.3	(8.9)
Increase (decrease) in cash	446.2	(56.9)	503.1	8.9	(40.3)	49.2
Cash, beginning of period	31.7	88.6	(56.9)	469.0	72.0	397.0
Cash, end of period	477.9	31.7	446.2	477.9	31.7	446.2

Free operating cash flow(1)	222.9	(24.5)	247.4	22.8	(42.6)	65.4
(1)See “Non-IFRS Financial Measures” for a description of this measure - and “Free operating cash flow” for a reconciliation to the nearest IFRS measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize our Short-term Borrowings, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC segment and the collection of receivables from wholesale revenue earlier in the year.
Cash flows from operating activities
Cash flows from operating activities were $293.7m for the year ended March 28, 2021 compared to $62.5m for the year ended March 29, 2020. The increase in cash from operating activities of $231.2m was driven by favourable changes in working capital due to a decrease in inventories of $208.8m resulting from limited production and an increase in accounts payable and accrued liabilities of $22.6m due to the extension of payment terms.
Cash flows from operating activities was $44.4m for the fourth quarter ended March 28, 2021 compared cash flows used in operating activities of $19.2m for the fourth quarter ended March

29, 2020. The increase in cash from operating activities of $63.6m was driven by favourable changes in working capital resulting from a decrease in inventories as described above.
Cash flows used in investing activities
Cash flows used in investing activities were $32.0m for the year ended March 28, 2021 compared to $62.3m for the year ended March 29, 2020. The decrease in cash flows used in investing activities of $30.3m was primarily due to the extension of payment terms for capital expenditures on retail store construction and investments in information technology for the year ended March 28, 2021.
Cash flows used in investing activities were $10.6m for the fourth quarter ended March 28, 2021 compared to cash flows used in investing activities of $15.8m for the fourth quarter ended March 29, 2020. The decrease in cash flows used in investing activities of $5.2m was primarily due to the extension of payment terms as described above for the fourth quarter ended March 28, 2021.
Cash flows from (used in) financing activities
Cash flows from financing activities were $197.0m for the year ended March 28, 2021 compared to cash flows used in financing activities of $58.7m for the year ended March 29, 2020. The increase in cash flows from financing activities of $255.7m was driven by $247.5m of higher gross borrowings due to the Term Loan Refinancing Amendment and $38.7m of payments for the purchase and cancellation of subordinate voting shares in fiscal 2020. The increase was partially offset by $14.1m in higher principal paid on lease liabilities.
Cash flows used in financing activities were $17.3m for the fourth quarter ended March 28, 2021 compared to $6.6m for the fourth quarter ended March 29, 2020. The increase in cash flows used in financing activities of $10.7m was driven by $7.1m of repayments on Short-term Borrowings.
Free operating cash flow(1)
The table below reconciles the cash flows from (used in) operating and investing activities, principal payments on lease liabilities to free operating cash flow.

	For the year ended			Fourth quarter ended
CAD $ millions	March 28, 2021	March 29, 2020	$ Change	March 28, 2021	March 29, 2020	$ Change
Total cash from (used in):
Operating activities	293.7	62.5	231.2	44.4	(19.2)	63.6
Investing activities	(32.0)	(62.3)	30.3	(10.6)	(15.8)	5.2

Add (deduct) the impact of:
Principal payments on lease liabilities	(38.8)	(24.7)	(14.1)	(11.0)	(7.6)	(3.4)
Free operating cash flow(1)	222.9	(24.5)	247.4	22.8	(42.6)	65.4
(1)See “Non-IFRS Financial Measures” for a description of this measure.
Free operating cash flow increased to $222.9m for the year ended March 28, 2021 from $(24.5)m for the year ended March 29, 2020 due to improved cash flows from operating and investing activities as described above, partially offset by higher principal paid on lease liabilities.
Free operating cash flow increased to $22.8m for the fourth quarter ended March 28, 2021 from $(42.6)m for the fourth quarter ended March 29, 2020 due to the factors described above.
Indebtedness
The following table presents our net debt(1) as of March 28, 2021 and March 29, 2020.

CAD $ millions	March 28, 2021	March 29, 2020	$ Change
Cash	477.9	31.7	446.2
Short-term Borrowings	—	—	—
Revolving Facility	—	—	—
Term Loan Facility	(377.3)	(159.3)	(218.0)
Lease liabilities	(254.8)	(227.9)	(26.9)
Net debt(1)	(154.2)	(355.5)	201.3
(1)See “Non-IFRS Financial Measures” for a description of this measure.
As at March 28, 2021, net debt was $154.2m compared to $355.5m as at March 29, 2020. The decrease of $201.3m was driven by a significant improvement in our cash position of $446.2m, partially offset by higher borrowings of $218.0m under the Term Loan Facility due to the Refinancing Amendment and an increase of $26.9m in lease liabilities. Net debt leverage(1) as at March 28, 2021 was 0.7 times adjusted EBITDA.
Short-term Borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0m. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at March 28, 2021, the Company had no amount owing on the facility (March 29, 2020 - $nil).
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based Revolving Facility consisting of (i) a revolving credit facility in the amount of $417.5m (the “Existing Revolving Facility”) with an increase in commitments to $467.5m during the peak season (June 1 - November 30) (February 24, 2020 to May 25, 2020 - $467.5m with an increase to $517.5m during the peak season, May 10, 2019 to February 23, 2020 - $300.0m with an increase to $350.0m during the peak season), and (ii) a first-in, last-out (“FILO”) Revolving Facility in the amount of $50.0m (the “FILO Revolving Facility”). The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. Amounts owing under the Revolving Facility can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The Revolving Facility matures on June 3, 2024 and the FILO Revolving Facility matures on May 25, 2021. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes.

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
As at March 28, 2021 and March 29, 2020, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.7m and $1.7m, respectively, were included in other long-term liabilities. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the years ended March 28, 2021 and March 29, 2020 , the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $181.2m as at March 28, 2021 (March 29, 2020 - $226.6m).
As at March 28, 2021, the Company had letters of credit outstanding under the Revolving Facility of $5.0m (March 29, 2020 - $5.7m).
Amendments to Revolving Facility
On May 26, 2020, the Company entered into a further amendment to the Revolving Facility to increase its ability to borrow against the borrowing base by up to $50.0m. Borrowings under the Existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts are drawn in priority on the FILO Revolving Facility. Amounts drawn on the FILO Revolving Facility are subject to an interest rate charge that is 2.00% higher than the Existing Revolving Facility. The FILO Revolving Facility matures on May 25, 2021 and upon maturity, the credit commitments on the Existing Revolving Facility will be restored, resulting in no net change in aggregate commitments under the Revolving Facility. Transaction costs are amortized over the term of the facility.
Term Loan Facility
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility, with an aggregate principal amount owing of US$300.0m. The Term Loan Facility bears interest at a rate of LIBOR plus an applicable margin of 4.25%, provided that LIBOR may not be less than 0.75%, payable quarterly in arrears. The Term Loan Facility matures on October 7, 2027 and US$0.8m of the principal amount is repayable quarterly commencing on March 31, 2021.

As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at March 28, 2021, we had an $377.3m aggregate principal amount outstanding under the Term Loan Facility (March 29, 2020 - $159.3m). The difference in amounts in these periods is the result of increased gross borrowings, a result of the amendment mentioned below, as well as the change in the CAD:USD exchange rate.
Voluntary prepayments of amounts owing under the Term Loan Facility may be made at any time without premium or penalty (except LIBOR breakage costs and a call premium in the case of certain repricing events prior to April 7, 2021), but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the years ended March 28, 2021 and March 29, 2020 , the Company was in compliance with all covenants.
Amendment to the Term Loan Facility
On October 7, 2020, the Company entered into a Refinancing Amendment to the Term Loan Facility (the “Refinancing Amendment”) to increase the aggregate principal amount to US$300.0m from US$113.8m. The Company accounted for the amendment as a debt extinguishment due to the significant changes to the terms. As a result, deferred financing costs of $1.1 million on the existing Term Loan Facility were written-off. In connection with the amendment, the Company incurred transaction costs of US$4.7m and an original issue discount of US$3.0m, which are being amortized using the effective interest rate method over the new term to maturity.
Lease Liabilities
The Company had $254.8m (March 29, 2020 - $227.9m) of lease liabilities as at March 28, 2021, of which $45.2m (March 29, 2020 - $35.9m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares), Short-term Borrowings, and long-term debt (the Revolving Facility and the Term Loan Facility), with the objectives of safeguarding sufficient net working capital(1) over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of net debt(1) to adjusted EBITDA(1), reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
(1)    See “Non-IFRS Financial Measures” for a description of these measures.

Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at March 28, 2021:

CAD $ millions	2022	2023	2024	2025	2026	Thereafter	Total
Accounts payable and accrued liabilities	177.8	—	—	—	—	—	177.8
Term loan	3.8	3.8	3.8	3.8	3.8	358.3	377.3
Interest commitments relating to borrowings(1)	18.9	18.9	18.9	18.9	18.9	28.3	122.8
Foreign exchange forward contracts	2.9	—	—	—	14.4	—	17.3
Lease obligations	57.1	53.6	46.9	44.5	33.9	69.3	305.3
Pension obligation	—	—	—	—	—	2.1	2.1
Total contractual obligations	260.5	76.3	69.6	67.2	71.0	458.0	1,002.6
(1)Interest commitments are calculated based on the Term Loan Facility balance at the interest rate of 5.00% as at March 28, 2021.
As at March 28, 2021, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, and deferred income tax liabilities. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. The Company in Europe also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Refer to the “Credit risk” section of this MD&A for additional details on the Trade accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at March 28, 2021.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility with HSBC Bank Canada in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company shall immediately reimburse the issuing bank for amounts drawn on issued letters of guarantees. As at March 28, 2021, the Company had $4.5m outstanding in connection with our leases.
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at May 7, 2021, there were 59,435,079 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at May 7, 2021, there were 2,498,851 options and 136,570 restricted share units outstanding under the Company’s equity incentive plans, of which 833,487 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with credit risk, foreign exchange risk and interest rate risk.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. As at March 28, 2021, accounts receivable totaling approximately $5.7m (March 29, 2020 - $20.1m) were insured, under a maximum credit limit of $30.0m.
Credit insurance is subject to continuous review by the insurer and can be reduced or eliminated if, in the view of the insurer, the customer's credit worthiness has deteriorated. Upon receiving notification of credit insurance limit modifications, credit insurance remains in place for 60 days. During the year ended March 28, 2021, the Company experienced significant reductions in the market availability of credit insurance for a number of its customers.
Complementary to the third party insurance, the Company routinely assesses the financial strength of its customers through a combination of third party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at March 28, 2021, customer deposits of $1.6m (March 29, 2020 - $2.1m) were included in accounts payable and accrued liabilities.

The aging of trade receivables was as follows:

			Past due
CAD $ millions	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	21.9	9.0	5.4	1.4	6.1
Credit card receivables	2.1	2.1	—	—	—
Government grant receivable	4.4	4.4	—	—	—
Other receivables	14.3	14.3	—	—	—
March 28, 2021	42.7	29.8	5.4	1.4	6.1

Trade accounts receivable	26.9	15.9	5.0	2.5	3.5
Credit card receivables	2.1	2.1	—	—	—
Other receivables	5.1	5.1	—	—	—
March 29, 2020	34.1	23.1	5.0	2.5	3.5
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
For the year ended March 28, 2021, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $16.9m which were derecognized from the Company’s statement of financial position. Fees of less than $0.1m were incurred during the year ended March 28, 2021 (year ended March 29, 2020 - less than $0.1m) and included in net interest, finance and other costs in the statement of income. As at March 28, 2021, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $nil (March 29, 2020 - $2.4m).
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Annual Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars through its foreign operations in the U.S., U.K., France, Switzerland, Hong Kong, and China. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar will increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, and Hong Kong dollar exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal year ending March 28, 2021 was initiated during the fourth quarter of fiscal 2019.
In the fourth quarter of fiscal 2020, the Company recognized $1.7m of unrealized losses on foreign exchange hedges deemed ineffective as a result of uncertainties in our future cash flows among our foreign operations.
The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	For the year ended				Fourth quarter ended
	March 28, 2021		March 29, 2020		March 28, 2021		March 29, 2020
CAD $ millions	Net loss	Tax expense	Net loss	Tax recovery	Net loss	Tax expense	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(0.3)	(1.1)	(3.7)	1.1	(1.5)	(0.6)	(4.9)	2.6

The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	For the year ended		Fourth quarter ended
	March 28, 2021	March 29, 2020	March 28, 2021	March 29, 2020
Loss (gain) from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	3.3	(0.2)	3.3	—
SG&A expenses	(0.2)	1.0	(2.1)	(1.7)
Inventory	(0.9)	0.1	(0.7)	(0.3)
For the fourth quarter and year ended March 28, 2021, unrealized gains of $1.5m and $6.4m, respectively (for the fourth quarter and year ended March 29, 2020 - unrealized losses of $5.0m and $3.2m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statement of income.
Foreign currency contracts outstanding as at March 28, 2021 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	75.7	U.S. dollars
		€48.2	euros

Forward contract to sell Canadian dollars	US$	40.3	U.S. dollars
		€36.2	euros

Forward contract to purchase euros	CNY	259.6	Chinese yuan
		£19.7	British pounds sterling
	HKD	43.3	Hong Kong dollars
	SEK	0.1	Swedish kronor

Forward contract to sell euros	CHF	0.6	Swiss francs
	CNY	2.3	Chinese yuan
		£2.0	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under Short-term Borrowings and part of our Revolving Facility are denominated in Chinese renminbi and U.S. dollars, respectively. As at March 28, 2021, there were no amounts owing under both Short-term Borrowings and the Revolving Facility.
Amounts available for borrowing under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balances of $377.3m (US$300.0m) under the Term Loan Facility as at March 28, 2021, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $3.0m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments related to its U.S. dollar denominated Term Loan Facility.

The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	For the year ended				Fourth quarter ended
	March 28, 2021		March 29, 2020		March 28, 2021		March 29, 2020
CAD $ millions	Net (loss) gain	Tax recovery (expense)	Net gain (loss)	Tax expense	Net gain	Tax expense	Net gain (loss)	Tax (expense) recovery
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	(0.9)	(0.5)	1.3	(0.2)	3.9	(1.3)	1.5	(0.2)
Euro-denominated cross-currency swap designated as a net investment hedge	0.2	0.1	(0.3)	(0.2)	—	—	(1.4)	0.1
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	For the year ended		Fourth quarter ended
CAD $ millions	March 28, 2021	March 29, 2020	March 28, 2021	March 29, 2020
Loss (gain) from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	5.6	(5.3)	0.3	(6.3)
For the fourth quarter and year ended March 28, 2021, unrealized losses of $5.3m and $21.7m, respectively (for the fourth quarter and year ended March 29, 2020 - unrealized gains of $2.5m and $3.3m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance were recognized in SG&A expenses in the statement of income.
The Company enters into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to the Term Loan Facility denominated in U.S. dollars. Following the refinancing of the Term Loan Facility on October 7, 2020, the cross-currency swap designated and accounted for as a cash flow hedge in relation to the previous term loan was deemed ineffective; however, the other designated hedge transactions remained effective.
On October 30, 2020, the Company terminated its existing derivative contracts associated with the previous Term Loan Facility and entered into new derivative transactions to better align with the refinancing amendment to the Term Loan Facility. The Company entered into a five-year interest rate swap by selling US$270.0m, floating rate debt bearing interest at LIBOR plus an applicable margin 4.25% as measured on the trade date, provided that LIBOR may not be less than 0.75%, for a fixed rate debt bearing interest at a rate of 5.20%. The interest rate swap was designated at inception and accounted for as a cash flow hedge, and to the extent that the hedge remains effective, unrealized gains and losses will be included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.

The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan Facility borrowings. Unrealized gains and losses in the fair value of the forward contract are recognized in SG&A expenses in the statement of income, which offset the unrealized gains and losses recognized on the principal of the Term Loan Facility that are also recognized in SG&A expenses.
Interest rate risk
We are exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under our Short-term Borrowings, Revolving Facility, and Term Loan Facility. As at March 28, 2021, the Company had $377.3m outstanding under the Term Loan Facility which currently bears interest at 5.00%. As at March 28, 2021, the Company had repaid all amounts owing on our Short-term Borrowings and Revolving Facility. Based on the weighted average amount of outstanding borrowings on our Short-term Borrowings during the year ended March 28, 2021, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.1m (year ended March 29, 2020 - less than $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the Revolving Facility and Term Loan Facility by $1.1m and $2.6m, respectively (year ended March 29, 2020 - $0.9m and $1.5m, respectively). Interest rate risk on the Term Loan Facility is partially mitigated by cross-currency swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended March 28, 2021, the Company incurred expenses with related parties of $1.2m (year ended March 29, 2020 - $1.7m) from companies related to certain shareholders. Net balances owing to related parties as at March 28, 2021 were $0.3m (March 29, 2020 - $0.4m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the “Baffin Vendor”) for leased premises was $4.6m as at March 28, 2021 (March 29, 2020 - $5.3m). During the year ended March 28, 2021, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $1.2m (year ended March 29, 2020 - $1.4m). No amounts were owing to Baffin entities as at March 28, 2021 and March 29, 2020. Furthermore, $3.0m was paid to the Baffin Vendor on November 1, 2020 and charged to expense over two years.
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

CAD $ millions	March 28, 2021	March 29, 2020
Short term employee benefits	13.2	9.1
Long term employee benefits	0.1	0.1
Share-based compensation	8.6	5.9
Compensation expense	21.9	15.1
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
Revenue recognition. Revenue comprises DTC, Wholesale, and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer have been met.
It is the Company’s policy to sell merchandise through the DTC segment with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
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
Leases. We exercise judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. We consider all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if we are reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term.
We determine the present value of future lease payments by estimating the incremental borrowing rate specific to each leased asset or portfolio of leased assets. We determine the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating our creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, right-of- use assets and property, plant and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. For the purpose of intangible assets’ impairment testing, intangible assets are assessed at the CGU level. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital, and capital investment consistent with strategic plans presented to the board of directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
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

CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
Leases - COVID-19 Rent Concessions
In May 2020, the IASB issued an amendment to IFRS 16, Leases exempting lessees from determining whether COVID-19 related rent concessions are lease modifications. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 30, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $4.1m were recognized in the statement of income for the year ended March 28, 2021 and the Company will consider seeking further rent concessions as it continues to monitor the impact of COVID-19.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
SUBSEQUENT EVENTS
Amendment to the Term Loan Facility
On April 9, 2021, the Company entered into a repricing amendment to the Term Loan Facility to decrease the interest to a rate of LIBOR plus an applicable margin of 3.50% from LIBOR plus an applicable margin of 4.25%. As a result of the repricing amendment, there were no changes to the following conditions from the existing Term Loan Facility: a) the aggregate principal amount of US$300.0m; b) the maturity date of October 7, 2027; c) LIBOR may not be less than 0.75%, and; d) existing derivative contracts entered into on October 30, 2020.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as at March 28, 2021 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
•Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the receipts and expenditures of the Company are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company that could have a material effect on the consolidated financial statements.
There has been no change in the Company’s internal control over financial reporting during the year ended March 28, 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of March 28, 2021.
Limitations of Controls and Procedures
Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Management's projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of May 5, 2021. Other than for Pat Sherlock and Penny Brook, whose business address is 135 Baarerstrasse, 6300 Zug, Switzerland, and Scott Cameron whose business address is Shop No.6, UG/F, Sunrise House, 27 Old Bailey Street, Central, Hong Kong, the business address for our directors and officers is c/o Canada Goose Holdings Inc., 250 Bowie Ave, Toronto, Ontario, Canada M6E 4Y2.

Name	Age	Position
Dani Reiss	47	President and Chief Executive Officer and Director
Jonathan Sinclair	59	Executive Vice President and Chief Financial Officer
Pat Sherlock	47	President, Canada Goose International AG & EMEA
Ana Mihaljevic	40	Chief Commercial Officer
Penny Brook	44	Chief Marketing Officer
Kara MacKillop	45	Chief of Staff and Executive Vice President, People & Culture
Scott Cameron	43	President, Asia-Pacific
David Forrest	41	Senior Vice President and General Counsel
Carrie Baker	45	President, North America
John Moran	58	Executive Vice President, Manufacturing and Supply Chain
Michael (Woody) Blackford	52	Executive Vice President, Product
Eric Westerby	49	Senior Vice President, Omni
Paul Hubner	60	President and Chief Executive Officer, Baffin Limited
Joshua Bekenstein	62	Director
Jodi Butts	48	Director
Maureen Chiquet	58	Director
Ryan Cotton	42	Director
John Davison	62	Director
Stephen Gunn	66	Director
Jean-Marc Huët	52	Director
Michael D. Armstrong	48	Director

Dani Reiss C. M. (Member of the Order of Canada and the Order of Ontario), President and Chief Executive Officer and Director
The grandson of our founder, Mr. Reiss joined the company in 1997 and was named President and Chief Executive Officer of the company in 2001. Mr. Reiss has worked in almost every area of the company and successfully developed our international sales channels prior to assuming the role of President and Chief Executive Officer. Mr. Reiss received a Bachelor of Arts from University of Toronto. Mr. Reiss is the Chairman of our board of directors and brings leadership and operational experience to our board of directors as our President and Chief Executive Officer.
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
Pat Sherlock, President,Canada Goose International AG & EMEA
Mr. Sherlock joined the company in November 2012 as the Director of Canadian Sales and was named Senior Director of Sales in May 2014, Vice President of Sales Canada in May 2015, Senior Vice President of Global Wholesale in April 2016, President of Canada Goose International AG in April 2018, overseeing all operations in Europe, the Middle East, Asia and South America and most recently in May, 2021, President, Canada Goose International AG & EMEA. Prior to joining the company, Mr. Sherlock served as the National Sales Manager of New Balance Canada Inc., from January 2008 to November 2012 and Managing Director, Central Eastern Canada for Lothar Heinrich Agencies Ltd. (Warsteiner) from December 2006 to January 2008. He spent 10 years at InBev (Labatt), from 1997 to 2007 most recently as National Field Sales Manager. Mr. Sherlock received a Bachelor of Business Administration and Management from University of Winnipeg.
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
Kara MacKillop, Chief of Staff and Executive Vice President, People and Culture
Ms. MacKillop joined the company in September 2014 as the Vice President of Human Resources. She was promoted to Senior Vice President of Human Resources in 2016, Executive Vice President, People and Culture in April 2018 and Chief of Staff and Executive Vice President, People and Culture in June 2020 . Prior to joining our team, Ms. MacKillop served as the Director of Human Resources for Red Bull Canada, a company that produces and sells energy drinks, from September 2010 to September 2014, and as Director of Human Resources for Indigo Books and Music from August 2003 until September 2010. Ms. MacKillop received a Bachelor of Science from the University of Western Ontario.
Scott Cameron, President, Asia-Pacific
Mr. Cameron joined the company in December 2015 as Chief Strategy and Business Development Officer, was named Executive Vice President e-Commerce, Stores and Strategy in July 2016,President, Greater China in March 2018 and President, Asia-Pacific in April 2021. Prior to joining our team, Mr. Cameron spent eight years focused on luxury and apparel retail brands at McKinsey & Co. Toronto, a management consulting firm, most recently as a principal. Mr. Cameron received a Bachelor in Commerce (Honours) degree from Queen’s University and a Master of Business Administration from Harvard Business School, where he was a Baker Scholar.
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
Carrie Baker, President, North America
Ms. Baker joined the company in May 2012 as the Vice President of Communications and was named Chief of Staff and Senior Vice President in January 2017, Executive Vice President, Chief of Staff in April 2018 and President, North America in June 2020. Prior to joining the company Ms. Baker spent 12 years at High Road Communications, a North American communications agency, from May 2000 to April 2012, serving most recently as Senior Vice President. Ms. Baker received a Bachelor of Arts from the University of Western Ontario.

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
Eric Westerby, Senior Vice President, Omni
Mr. Westerby joined the company in December 2018 as an independent consultant and formally joined the company as the Senior Vice President of Information Technology in July 2019 and in January 2021 was named Senior Vice President, Omni. Prior to joining our team, Mr. Westerby served as the Chief Information Officer/EVP Omni-Channel for Palliser Furniture Upholstery/EQ3, a leading North American furniture company, from July 2017 to September 2018. He previously led the executive office of IT for Nygard, Alliance Films, West 49 Inc., Laura Secord and Cole National Corp. Mr. Westerby studied Computer Programming and Analysis at Seneca College.
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
Joshua Bekenstein, Director
Mr. Bekenstein has served as a member of our board of directors since December 2013. He is a Managing Director of Bain Capital. Prior to joining Bain Capital, in 1984, Mr. Bekenstein spent two years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of BRP Inc., Dollarama Inc. and Bright Horizons Family Solutions Inc. He previously served as a member of the board of directors of The Gymboree Corporation, Burlington Stores, Inc., Waters Corporation and The Michaels Companies, Inc. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration from Harvard Business School. Mr. Bekenstein provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
Jodi Butts, Director
Ms. Butts has served as a member of our board of directors since November 2017. Prior to joining the board, Ms. Butts served as the Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital Toronto. Ms. Butts also serves as a board member and member of the Nominating Committee of Aphria Inc.; as a board member of Dot Health Inc; as a member of the Board of Governors and Audit Committee of the University of Windsor; and as Chair of the board of directors of the Walrus Foundation. She also holds several board advisory roles, including with Bayshore Home Healthcare. She received a Bachelor of Arts from the University of Windsor, a Master of Arts in Canadian History from the University of Toronto and a Bachelor of Laws from the University of Toronto.
Maureen Chiquet, Director
Ms. Chiquet has served as a member of our board of directors since August 2017. Ms. Chiquet began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet served as a Trustee to the New York Academy of Art. Ms. Chiquet also served as a Trustee to the Yale Corporation and was a fellow of Yale University, where she received a Bachelor of Arts in literature. She serves as a non-executive director and acting executive chairwoman of the board of MatchesFashion, the chairwoman of the board of Golden Goose as well as on the board of directors of Credo. Ms. Chiquet provides strong executive, product, marketing and business operations skills to the board of directors.
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of Advantage Solutions, Maesa, Varsity Brands, Virgin Voyages, Virgin Australia and Blue Nile. Mr. Cotton also currently serves on the board of directors and board of trustees for City Year New York, and St. Mark’s School of Texas, respectively. He previously served as a member of the board of directors of Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, TOMS Shoes, Sundial Brands and The Michaels Companies, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

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
Stephen Gunn, Director
Mr. Gunn has served as a member of our board of directors since February 2017. He previously served as a Co-Chair of Sleep Country Canada Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country, Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn serves as the Chair of the board of directors of Dollarama Inc. Mr. Gunn is also the Chair of the audit committee of Recipe Unlimited Corporation (formerly Cara Operations Limited), and served as a director of Golf Town Canada Inc. from 2008 to 2019. He received a Bachelor of Electrical Engineering from Queens University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
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
Michael D. Armstrong, Director
Mr. Armstrong has served as a member of our board of directors since January 2021. He is a global media expert as well as a business development and operations executive. He is currently Executive Vice President, Worldwide Television Licensing & Operations at ViacomCBS, Global Distribution Group, and has spent most of his career developing and launching revenue generating brands around the world. Mr. Armstrong previously served as

General Manager of BET Networks, and was Executive Vice President and General Manager, Revenue and Emerging Brands at Viacom International Media Networks. He is on the board of the non-profit audio journalism company PRX and is a member of the Board of Trustees at his alma mater Hampton University.Mr. Armstrong previously chaired the boards of Dance Theatre of Harlem and the National Association for Multi-Ethnicity in Communications (NAMIC). He is also a member of the International Academy of Television Arts & Sciences and received an MBA at the University of Chicago Booth School of Business.  Mr. Armstrong provides strong executive and business operations skills to our board of directors.
B. Compensation
Board of Director Compensation
Only the company’s independent directors, Messrs. Armstrong, Davison, Gunn and Huët and Mmes. Chiquet and Butts received compensation in respect of fiscal 2021 for their service on our board of directors. Messrs. Reiss, Bekenstein and Cotton do not receive any compensation as directors of the company. Mr. Reiss’ compensation for serving as President and Chief Executive Officer is included with that of the other named executive officers. Canada Goose does not compensate representatives of Bain Capital for their service on our board. In light of the impacts from the COVID-19 pandemic, Messrs. Davison, Gunn, and Huët and Mmes. Chiquet and Butts voluntarily reduced their compensation by up to 28% in fiscal 2021 (the “2021 Director Reductions”). The following table sets forth information concerning the compensation paid by the company to Messrs. Davison, Armstrong, Gunn and Huët and Mmes. Chiquet and Butts in respect of fiscal 2021:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
John Davison	99,135	33,802	101,391	234,328
Stephen Gunn	85,366	33,802	101,391	220,559
Jean-Marc Huët	85,366	33,802	101,391	220,559
Maureen Chiquet	111,802	33,802	101,391	246,995
Jodi Butts	102,990	33,802	101,391	238,183
Michael D. Armstrong(4)	22,031	—	—	22,031
(1)    Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.32 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.
(2)    Amount shown reflects the grant date fair value of restricted share unit (“RSU”) awards granted to Messrs. Davison, Gunn and Huët and Mmes. Chiquet and Butts in fiscal 2021. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(3)    Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Davison, Gunn, and Huët and Mmes. Chiquet and Butts in fiscal 2021. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)    Mr. Armstrong joined our board of directors in February 2021 and was paid a prorated fee of US$12,500 for his service on our board of directors and US$4,167 for his service as a committee member during fiscal 2021.
As compensation for service on our board of directors, the Company pays each of its independent directors US$75,000 per year (the “Board Retainer”) which was reduced for service during fiscal 2021 in connection with the 2021 Director Reductions. In addition, independent directors who serve as members of committees of our board of directors are paid an additional US$12,500 per year for their committee service, including a prorated fee of $2,083 for Messrs. Huët, Armstrong and Mme. Chiquet following the formation of the Vision Committee in February 2021. Mr. Davison is paid US$25,000 per year for his service as the Chair of the Audit Committee. Ms. Butts, who as Chair of the Nominating & Governance Committee is entitled to an annualized amount of US$15,000, was paid a prorated fee of US$10,417 during fiscal 2021 for her service as a committee member and a prorated fee of US$2,500 for her service as Chair of the Nominating & Governance Committee beginning in February 2021.
On June 12, 2020, each of Messrs. Davison, Gunn and Huët and Mmes. Butts and Chiquet was granted an award of 10,240 options to purchase our subordinate voting shares (“Options”) under the Omnibus Plan. The Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date. The Options have an exercise price of $33.97 per share and expire on June 12, 2030.
On June 12, 2020, each of Messrs. Davison, Gunn and Huët and Mmes. Butts and Chiquet was granted an award of 995 RSUs under the Omnibus Plan, which are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date.
Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our executive compensation framework, which consisted of the following elements for fiscal 2021: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.
Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our President and Chief Executive Officer, Dani Reiss; our Executive Vice President and Chief Financial Officer, Jonathan Sinclair; and our three most highly compensated executive officers (other than Messrs. Reiss and Sinclair) who were serving as executive officers on the last day of fiscal 2021. They are Michael (Woody) Blackford, our Executive Vice President, Product; Pat Sherlock, our President, Canada Goose International AG & EMEA; and Penny Brook, our Chief Marketing Officer. Messrs. Reiss, Sinclair, Blackford and Sherlock and Ms. Brook are referred to collectively in this Annual Report as our named executive officers.

The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers in respect of fiscal 2021:

Name and principal position	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	All other compensation ($)(5)	Total compensation ($)
Dani Reiss, President and Chief Executive Officer	331,154	5,651,000	1,076,238	5,941,746	52,989	13,053,127
Jonathan Sinclair, Executive Vice President and Chief Financial Officer	665,146	712,000	194,762	700,092	463,949	2,735,949
Michael (Woody) Blackford, Executive Vice President, Product	555,000	528,000	130,012	389,999	45,460	1,648,471
Pat Sherlock, President, Canada Goose International AG & EMEA(6)	411,778	348,000	91,861	275,587	312,427	1,439,653
Penny Brook, Chief Marketing Officer(6)	405,508	362,000	95,564	286,687	42,963	1,192,722
(1)Amounts shown reflect that, in response to the COVID-19 pandemic, each of our named executive officers voluntary reduced his or her base salary by up to 20% in fiscal 2021, and Mr. Reiss elected to forego his salary from March 16, 2020 to December 28, 2020.
(2)Amounts shown reflect the bonuses earned by our named executive officers, in respect of fiscal 2021. A portion of the bonus will be paid in the form of RSUs at the time of the annual RSU grant.
(3)Amounts shown reflect the grant date fair value of RSU awards granted to Messrs. Reiss, Sinclair, Blackford and Sherlock and Ms. Brook in fiscal 2021. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)Amounts shown reflect the grant date fair value of Options granted to Messrs. Reiss, Sinclair, Blackford and Sherlock and Ms. Brook in fiscal 2021. The values were determined in accordance with IFRS 2 “Share-based Payment”.
(5)For more detail on the amounts included in this column, see “All Other Compensation - Benefits and Perquisites” below.
(6)Salary paid in Swiss francs converted at an exchange rate of CHF1.00 to $1.43 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in Swiss francs converted at the same exchange rate of CHF1.00 to $1.43. Bonus paid in Swiss francs converted at an exchange rate of CHF1.00 to $1.34.
Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels are established based on a range of factors, including peer company compensation, the executive’s role, responsibilities and prior experience and the overall market demand for the executive. In light of the impacts from the COVID-19 pandemic, Mr. Reiss elected to forego his salary from March 16, 2020 to December 28, 2020, and effective from March 30, 2020 and ending on December 31, 2020, each of our other named executive officers voluntarily reduced his or her base salary by up to 20% in fiscal 2021. As a result, Mr. Reiss’ base salary paid in fiscal 2021 was $331,154, Mr. Sinclair’s base salary paid in fiscal 2021 was

$665,146, Mr. Blackford’s base salary paid in fiscal 2021 was $555,000, Ms. Brook’s base salary paid in fiscal 2021 was CHF283,156, and Mr. Sherlock’s base salary paid in fiscal 2021 was CHF287,534. Beginning January 1, 2021, Mr. Reiss’ annual base salary is $1,230,000, Mr. Sinclair’s annual base salary is $779,000, Mr. Blackford’s annual base salary is $650,000, Ms. Brook’s annual base salary is CHF333,000 and Mr. Sherlock’s annual base salary is CHF320,000.
Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the company. Fiscal 2021 bonuses earned by Messrs. Reiss, Sinclair, Blackford and Sherlock and Ms. Brook are reflected in the compensation table above.
For fiscal 2021, Mr. Reiss was eligible to earn a target annual bonus equal to 150% of his base salary, based on the achievement of fiscal 2021 EBIT targets. The payout of Mr. Reiss’s bonus was eligible to be earned at 100% of his target annual bonus upon achievement of EBIT of 100% of target. In connection with a review of the Company’s performance during a year affected by the COVID-19 pandemic, the Board permitted eligibility for a bonus above 100% of the EBIT target. Achievement of EBIT above 100% of target results in Mr. Reiss’s bonus being earned at 100% of target plus 6% of target for each 1% over target EBIT. Our board of directors determined that Mr. Reiss earned a fiscal 2021 bonus of 306% of target based on 2021 EBIT achievement. The bonus will be paid as a combination of cash and new RSU grants.
Messrs. Sinclair, Blackford and Sherlock and Ms. Brook were eligible to earn annual bonuses for fiscal 2021 targeted at 45% (Mr. Sinclair) or 40% (Messrs. Sherlock and Blackford and Ms. Brook), of base salary. Target EBIT for purposes of our fiscal 2021 annual bonus plan was determined the same as for Mr. Reiss. In connection with a review of the Company’s performance during a year affected by the COVID-19 pandemic, the Board permitted eligibility for bonuses under the plan above 100% of the EBIT target. Achievement of EBIT above 100% of target would result in each executive officer’s (other than Mr. Reiss’) bonus being earned at 100% of target, plus 3% of target for each 1% over target EBIT. Messrs. Sinclair, Blackford, and Sherlock and Ms. Brook were determined to earn fiscal 2021 bonuses each equal to 203% of target based on 2021 EBIT achievement. The bonuses will be paid as a combination of cash and new RSU grants.
Executive Employment Agreements
We have entered into an employment agreement with each of our named executive officers. The terms of the agreements are as follows.
Compensation and Bonus Opportunities
Under his amended and restated employment agreement, effective March 9, 2017, Mr. Reiss is entitled to an annual base salary of $1,000,000, subject to annual review and increase by our board of directors. Mr. Reiss is also eligible for an annual incentive bonus, which under his employment agreement is targeted at 75% of his annual base salary, and which has subsequently increased to 150% of his annual base salary. The employment agreement also provides for an annual equity grant to Mr. Reiss under our long-term equity incentive plan.
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
Under his employment agreement, dated as of May 14, 2019, Mr. Blackford is entitled to an annual base salary of $650,000, subject to annual review. Mr. Blackford is also eligible for an annual incentive bonus targeted at 40% of his annual base salary. The employment agreement also provided for a signing bonus in the form of a (i) gross cash amount of $325,000 to be paid to Mr. Blackford on his start date and (ii) a grant of stock options with a 10 year term, valued at $162,500 and vesting in four equal annual installments and a grant of restricted stock units valued at $162,500 and vesting over three equal annual installments. Mr. Blackford’s employment agreement also provides for an annual equity grant to Mr. Blackford under our long-term equity incentive plan, equal to 80% of his annual base salary. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
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
Under her employment agreement, effective January 3, 2018, Ms. Brook is entitled to an annual base salary of CHF 325,000. Ms. Brook is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of her annual base salary. In connection with Ms. Brook’s assignment in Switzerland, Ms. Brook’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
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

If Mr. Blackford’s employment were terminated by us without cause, he would be entitled to eight months’ notice, or pay in lieu of notice and benefit continuation for eight months following such termination of employment.
If Mr. Sherlock’s employment were terminated by us without cause, he would be entitled to six months’ notice.
If Ms. Brook’s employment were terminated by us without cause, she would be entitled to six months’ notice.
Equity-Based Compensation
On June 12, 2020, Messrs. Reiss, Sinclair, Sherlock and Blackford and Ms. Brook were granted 600,088, 70,706, 27,833, 39,388 and 28,954 Options, respectively. One-fourth of each Option award will vest on each of June 12, 2021, June 12 2022, June 12, 2023 and June 12, 2024, subject to the executive’s continued employment with us through the applicable vesting date.
On June 12, 2020, Messrs. Reiss, Sinclair, Sherlock and Blackford and Ms. Brook were granted 31,680, 5,733, 2,704, 3,827 and 2,813 RSUs, respectively. One-third of these RSUs vest on each of June 12, 2021, June 12, 2022 and June 12, 2023, subject to the executive’s continued employment with us through the applicable vesting date.

The following table sets forth information regarding equity awards held by our named executive officers as of March 28, 2021:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)
Dani Reiss(1)(2)	—	26,315	—	30.73	6/1/2027	—	—
	36,148	36,149	—	83.53	6/26/2028	—	—
	47,829	143,490	—	63.03	4/3/2029	—	—
	—	350,088	—	33.97	6/12/2030	—	—
	—	250,000	—	50.00	6/12/2030	—	—
	—	—	—	—	—	31,680	1,629,619
Jonathan Sinclair(3)(4)	17,698	17,698	—	83.53	6/26/2028	—	—
	7,993	23,982	—	63.03	4/3/2029	—	—
	—	70,706	—	33.97	6/12/2030	—	—
	—	—	—	—	—	3,550	182,612
	—	—	—	—	—	5,733	294,906
Pat Sherlock(5)(6)	67,181	—	—	1.79	4/1/2025	—	—
	4,439	13,317	—	63.03	4/3/2029	—	—
	—	27,833	—	33.97	6/12/2030	—	—
	—	—	—	—	—	2,704	139,094
Michael (Woody) Blackford(7)(8)	—	8,573	—	46.38	11/22/2029	—	—
	—	39,388	—	33.97	6/12/2030	—	—
	—	—	—	—	—	2,336	120,164
	—	—	—	—	—	3,827	196,861
Penny Brook(9)(10)	29,629	22,224	—	4.62	4/1/2026	—	—
	4,617	13,854	—	63.03	4/3/2029	—	—
	—	28,954	—	33.97	6/12/2030	—	—
	—	—	—	—	—	2,813	144,701
(1)Mr. Reiss was granted 26,315 Options on June 1, 2017, 72,297 Options on June 26, 2018 and 191,319 Options on April 3, 2019 and 600,088 options on June 12, 2020. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(2)Mr. Reiss was granted 31,680 RSUs on June 12, 2020. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Reiss’ RSUs was calculated by multiplying the number of RSUs subject to his award by $51.44 which was the closing price of our subordinate voting shares on the TSX on March 26, 2021, the last trading day of fiscal 2021.

(3)Mr. Sinclair was granted 35,396 Options on June 26, 2018, 31,975 Options on April 3, 2019 and 70,706 Options on June 12, 2020. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(4)Mr. Sinclair was granted 10,650 RSUs on July 5, 2018 and 5,733 RSUs on June 12, 2020. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sinclair’s RSUs was calculated by multiplying the number of RSUs subject to his award by $51.44 which was the closing price of our subordinate voting shares on the TSX on March 26, 2021, the last trading day of fiscal 2021.
(5)Mr. Sherlock was granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 17, 2014, which options were exchanged for 114,125 Options in connection with the Recapitalization. Mr. Sherlock was also granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 1, 2015, which options were exchanged for 111,110 Options in connection with the Recapitalization. One third of these Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Sherlock Time-Based Options”). The remaining two-thirds of his Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Sherlock Performance-Based Options”). The Sherlock Performance-Based Options are subject to the same time-based vesting schedule as the Sherlock Time-Based Options and, as of March 28, 2021, the performance metrics applicable to the Sherlock Performance-Based Options had been achieved. The Sherlock Time-Based Options and the time-vesting component of the Sherlock Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.
Mr. Sherlock was also granted 17,756 Options on April 3, 2019 and 27,833 Options on June 12, 2020.These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(6)Mr. Sherlock was granted 2,704 RSUs on June 12, 2020. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sherlock's RSUs was calculated by multiplying the number of RSUs subject to his award by $51.44 which was the closing price of our subordinate voting shares on the TSX on March 26, 2021, the last trading day of fiscal 2021.
(7)Mr. Blackford was granted 11,430 Options November 22, 2019 and 39,388 Options on June 12, 2020. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(8)Mr. Blackford was granted 3,503 RSUs on November 22, 2019 and 3,827 RSUs on June 12, 2020. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Blackford’s RSUs was calculated by multiplying the number of RSUs subject to his award by $51.44 which was the closing price of our subordinate voting shares on the TSX on March 26, 2021, the last trading day of fiscal 2021.

(9)Ms. Brook was granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 1, 2016, which options were exchanged for 111,110 Options in connection with the Recapitalization. One third of these Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Brook Time-Based Options”). The remaining two-thirds of her Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Brook Performance-Based Options”). The Brook Performance-Based Options are subject to the same time-based vesting schedule as the Brook Time-Based Options and, as of March 29, 2020, the performance metrics applicable to the Brook Performance-Based Options had been achieved. The Brook Time-Based Options and the time-vesting component of the Brook Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.
Ms. Brook was also granted 18,471 Options on April 3, 2019 and 28,954 Options on June 12, 2020. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(10)Ms. Brook was granted 2,813 RSUs on June 12, 2020. Her RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Ms. Brook's RSUs was calculated by multiplying the number of RSUs subject to her award by $51.44 which was the closing price of our subordinate voting shares on the TSX on March 26, 2021, the last trading day of fiscal 2021.
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
Our named executive officers received additional benefits and perquisites pursuant to the terms of their employment with us including, for Messrs. Sinclair, Blackford, and Sherlock and Ms. Brook with respect to benefits and perquisites related to their overseas assignments. In fiscal 2021, (1) each of our named executive officers other than Ms. Brook received company-paid personal insurance premiums, and Messrs. Reiss, Sinclair and Blackford also received supplemental health coverage; (2) each of our named executive officers other than Ms. Brook received complimentary jackets; (3) Messrs. Sinclair, Sherlock and Blackford received housing allowances and tax gross-ups related to such allowances; (4) Mr. Sherlock and Ms. Brook received reimbursement of school fees for their children and tax gross-ups related to such reimbursements; and (5) Mr. Sherlock received tax equalization payments designed to maintain a tax burden comparable to that of a similarly situated employee in Canada, as well as reimbursement from or net of amounts owing to the Company for any Canadian taxes incurred as a direct result of Mr. Sherlock’s assignment in Switzerland.
Retirement Plans
In fiscal 2021, none of our named executive officers participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. In fiscal 2021, we did not make any contributions to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. on behalf of our named executive officers, and did not otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our named executive officers pursuant to retirement plans sponsored by the company. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
C. Board Practices
Composition of our Board of Directors
Under our articles, our board of directors consists of a number of directors as determined from time to time by the directors. Our board of directors is comprised of nine directors. Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2⁄3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.
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
Compensation Committee
Our compensation committee is composed of Mr. Cotton, Mr. Armstrong and Ms. Chiquet, with Mr. Cotton serving as chairperson of the committee. Its primary purpose, with respect to compensation, is to assist our board of directors in fulfilling its oversight responsibilities and to make recommendations to our board of directors with respect to the compensation of our directors and executive officers.
Nominating and Governance Committee
Our nominating and governance committee is composed of Mr. Bekenstein, Mr. Gunn, Mr. Reiss, and Ms. Butts, with Ms. Butts serving as chairperson of the committee. The nominating and governance committee’s primary responsibilities are to develop and recommend to the board of directors criteria for board and committee membership and recommend to the board of directors the persons to be nominated for election as directors and to each of the committees of the board of directors. The nominating and governance committee also reviews and makes recommendations in respect of the company’s corporate governance principles and practices and associated disclosure.

Vision Committee
Our vision committee is composed of Mr. Reiss, Mr. Armstrong, Ms. Chiquet, Mr. Cotton and Mr. Huët with Mr. Reiss serving as chairperson of the committee. The vision committee’s primary responsibilities are to develop and recommend to the board of directors ideas to facilitate the company’s transition as global luxury brand into the emerging digital age.
D. Employees
As of March 28, 2021, March 29, 2020 and March 31, 2019, we had 3,590, 1,219, and 3,932 employees, including both full-time and part-time employees however excluding those on leave. The number of employees by function as of the end of the period for our fiscal years ended March 28, 2021, March 29, 2020 and March 31, 2019 was as follows:

	2021	2020	2019
By Function:
Canadian manufacturing	2,489	389	3,104
Selling and retail	557	352	360
Corporate head office	544	478	468
Total	3,590	1,219	3,932
The decrease in the number of manufacturing and retail employees as at the end fiscal 2020 was primarily as a result of the temporary layoffs that occurred in connection with the temporary closure in March 2020 of our manufacturing facilities and retail stores in North America and Europe due to measures in place relating to the COVID-19 pandemic. Subsequently, employees who had been subject to a temporary layoff were rehired during fiscal 2021. As of March 28, 2021, the company has 565 employees on leave including 195 employees whose leave is related to COVID-19 and 370 employees who are on leave for maternity, medical, disability and/or unpaid leave.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of May 5, 2021, by:
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
The percentage of voting shares beneficially owned is computed on the basis of 59,435,079 subordinate voting shares and 51,004,076 multiple voting shares outstanding as of May 5, 2021.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
Bain Capital Entity (1)	—	—	30,873,742	60.5%
Dani Reiss (2)	83,977	*	20,130,334	39.5%
Ameriprise (3)	931,913	5.8%	—	—
FMR (4)	4,435,661	7.6%	—	—
Morgan Stanley (5)	11,184,572	7.6%	—	—
CDPQ (6)	4,465,600	14.1%	—	—
IICO (7)	4,486,087	5.0%	—	—
Named executive officers and directors:
Joshua Bekenstein (8)	—	—%	—	—
Jodi Butts	24,235	*	—	—
Maureen Chiquet	38,381	*	—	—
Ryan Cotton (8)	—	—%	—	—
Stephen Gunn	82,149	*	—	—
Jean-Marc Huët	70,569	*	—	—
John Davison	39,132	*	—	—
Michael D. Armstrong	—	*	—	—
Jonathan Sinclair	63,560	*	—	—
Michael (Woody) Blackford	9,847	*	—	—
Pat Sherlock	83,918	*	—	—
Penny Brook	69,263	*	—	—
*    Less than 1%
(1)Includes shares registered in the name of Brent (BC) Participation S.à r.l (the “Bain Capital Entity”), which is owned by Brent (BC) S.à r.l, which in turn is owned by Bain Capital Integral Investors 2008, L.P. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain Capital Integral Investors 2008, L.P. As a result, BCI may be deemed to share voting and dispositive power with respect to the shares held by the Bain Capital Entity. The Bain Capital Entity has an address of c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(2)Includes shares registered in the name of DTR LLC, an entity indirectly controlled by Dani Reiss.
(3)Based on information obtained from Schedule 13G filed by Ameriprise Financial, Inc. and Columbia Management Investment Advisers, LLC (together, “Ameriprise”) on February 12, 2021. According to that report, Ameriprise possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 926,552 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 931,913 of such shares. In addition, according to that report, Ameriprise Financial, Inc.’s business address is 145 Ameriprise Financial Center, Minneapolis, MN 55474 and Columbia Management Investment Advisers, LLC’s business address is 225 Franklin St., Boston, MA 02110.
(4)Based on information obtained from Schedule 13G filed by FMR LLC and its affiliates (“FMR”) on February 8, 2021. According to that report, FMR possesses sole power to vote or to direct the voting of 1,412,176 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 4,435,661 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FMR’s business address is 245 Summer St., Boston, MA 02210.
(5)Based on information obtained from Schedule 13G filed by Morgan Stanley and its affiliates (“Morgan Stanley”) on February 3, 2021. According to that report, Morgan Stanley possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 9,945,346 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 11,184,572 of such shares. In addition, according to that report, Morgan Stanley’s business address is 1585 Broadway New York, NY 10036 and certain of its affiliates’ business address is 522 Fifth Avenue New York, NY 10036.
(6)Based on information obtained from Schedule 13G filed by Caisse de dépôt et placement du Québec (“CDPQ”) on February 16, 2021. According to that report, CDPQ possesses sole power to vote or to direct the voting of 4,465,600 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 4,465,600 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, CDPQ’s business address is 1000, Place Jean-Paul-Riopelle, Montréal (Québec) H2Z 2B3, Canada.
(7)Based on information obtained from Schedule 13G filed by Ivy Investment Management Company (“IICO”) and its parent company Waddell & Reed Financial, Inc. (“WDR”) on February 12, 2021. According to that report, IICO possesses sole power to vote or to direct the voting of 4,486,087 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to vote or to direct the disposition of 4,486,087 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, IICO and WDR’s business address is 6300 Lamar Avenue, Overland Park,, Kansas City, Missouri  66202.

(8)Does not include shares held by the Bain Capital Entity. Each of Messrs. Cotton and Bekenstein is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entity. The address for Messrs. Cotton and Bekenstein is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
Significant Changes in Ownership
There have been no significant changes in ownership of our multiple voting shares and subordinate voting shares during fiscal 2021.
Voting Rights
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares held in the United States (and outside the United States) are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote.
U.S. Shareholders. On March 28, 2021, we had 3 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 20,242,723 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.
Controlled Company
We are currently controlled by Bain Capital. As of March 28, 2021, Bain Capital indirectly beneficially owns approximately 60.5% of our outstanding multiple voting shares, or approximately 54.2% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
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
Other Related Party Transactions
During fiscal 2021, the company contributed approximately $0.6m to Polar Bears International (PBI), a charitable organization for which our President and Chief Executive Officer, Dani Reiss, serves as a board member. The company also paid the Baffin vendor and related entities, which continue to be controlled by Paul Hubner, a member of management of the company, approximately $1.2m for lease costs associated with the Baffin manufacturing facility and other operating costs.
In addition, during fiscal 2020, affiliates of Bain Capital acquired a majority interest in Kantar Group. Since the acquisition, the company incurred fees of approximately $0.4m related to consulting services provided by Kantar Group and its related entities.
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
In September 2019, a purported company shareholder filed a putative class action lawsuit against the company and certain of its current and former officers in the United States District Court for the Southern District of New York, alleging violations of the Exchange Act and Rule 10b-5 promulgated thereunder.  That action was captioned Cheng v. Canada Goose Holdings, Inc., et al., 19-cv-08204 (the “Action”). In December 2019, the United States District Court for

the Southern District of New York appointed a different purported shareholder as the lead plaintiff in the Action to represent the proposed class of company shareholders. On February 18, 2020, the lead plaintiff filed an amended complaint, which asserts claims against the company, certain of its officers, and Bain Capital, LP and certain related entities, alleging violations of the Exchange Act and Rule 10b-5 promulgated thereunder.  The amended complaint alleges that the defendants made certain false and misleading statements and/or omissions relating to the company’s levels of inventory and the demand for its products.  The company intends to vigorously defend against this action and has filed a motion to dismiss all of the claims asserted in the amended complaint. The motion has been fully briefed and is pending before the Court. However, we are unable to predict the outcome of this action or the ultimate legal and financial liability, if any, and cannot reasonably estimate the possible loss, if any, at this time.
In January 2020, a purported company shareholder filed a putative class action lawsuit under the Ontario Class Proceedings Act, 1992, against the company in the Ontario Superior Court of Justice, alleging statutory claims for misrepresentations in the primary market and secondary market contrary to the Securities Act (Ontario) as well as common law liability. The plaintiff alleges that the company made misrepresentation concerning the sourcing of down and fur products used in its clothing and that it omitted to disclose an investigation by the U.S. Federal Trade Commission which artificially inflated the price of the company’s shares. The court has issued an order dated April 8, 2021 discontinuing the action, Lam v. Canada Goose Holdings Inc., CV-20-00633971-0000, by no later than July 1, 2021.
In November 2020, a plaintiff filed a putative class action lawsuit against Canada Goose US, Inc. in the United States District Court for the Southern District of New York, alleging violations of the consumer protection laws of the District of Columbia and numerous U.S. states. The complaint alleges that the labeling on certain of the company’s fur products contained false and misleading statements regarding the company’s sourcing of coyote fur and regulations governing fur trappers. That action is captioned Lee v. Canada Goose US, Inc., 20-cv-09809. The company intends to vigorously defend against this action and, on February 26, 2021, moved to dismiss all of the claims asserted in the complaint. However, we are unable to predict the outcome of this action or the ultimate legal and financial liability, if any, and cannot reasonably estimate the possible loss, if any, at this time.
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
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Notice of Articles and Articles of Association
The following is a summary of certain important provisions of our articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.
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
Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101-

Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.
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
(a)offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;
(b)provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);
(c)has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no shares are purchased pursuant to the offer for multiple voting shares; and
(d)is in all other material respects identical to the offer for multiple voting shares.
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
On August 15, 2017, the company entered into an amendment (the “2017 Revolving Facility Amendment”) to the Revolving Facility. The 2017 Revolving Facility Amendment increased the commitments to $200.0m with a seasonal increase of up to $250.0m from June 1 through November 30 (“peak season”).
On May 10, 2019, the company entered into a further amendment (the “2019 Revolving Facility Amendment”) to the Revolving Facility. The 2019 Revolving Facility Amendment increased the aggregate credit commitments to $300.0m with a seasonal increase of up to $350.0m during peak season and extended the credit maturity date to the earlier of June 3, 2024 and the date that is six months prior to the maturity date of the Term Loan Facility.
On February 24, 2020, the company entered into a further amendment (the “2020 Revolving Facility Amendment”) to the Revolving Facility. The 2020 Revolving Facility Amendment increased the aggregate credit commitments to $467.5m with a seasonal increase of up to $517.5m during peak season.
On May 26, 2020, the company entered into a further amendment to the Revolving Facility to increase its ability to borrow against the borrowing base by up to $50.0m. The amended revolving facility consists of the existing revolving facility with a reduced commitment in the amount of $417.5m with a seasonal increase of up to $467.5m during the peak season, and a first-in, last-out (“FILO”) revolving facility in the amount of $50.0m. Borrowings under the existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts will be drawn in priority of the FILO Revolving Facility. Amounts drawn on the FILO revolving facility are subject to an interest rate charge that is 2.00% higher than the existing revolving facility. The FILO revolving facility matures on May 25, 2021 and upon maturity, the credit commitments on the existing revolving facility will be restored.
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

On October 7, 2020, the company entered into an amendment (the “2020 Term Loan Amendment”) to the Term Loan Facility. The term loans issued in connection with the 2020 Term Loan Amendment (the “2020 Refinancing Term Loans”) were used, in part, to refinance in full all of the existing term loans outstanding under the Term Loan Facility. The interest rates for the 2020 Refinancing Term Loans are LIBOR plus 4.25% for LIBOR Loans and ABR plus 3.25% for ABR Loans. Among other things, the 2020 Term Loan Amendment extended the maturity date for the Term Loan Facility to October 7, 2027.
On April 9, 2021, the company entered into an amendment (the “2021 Term Loan Amendment) to the Term Loan Facility. The term loans issued in connection with the 2021 Term Loan Amendment (the “2021 Refinancing Term Loans”) were used, in part, to refinance in full all of the existing term loans outstanding under the Term Loan Facility. The interest rates for the 2021 Refinancing Term Loans are LIBOR plus 3.50% for LIBOR Loans and ABR plus 2.50% for ABR Loans.
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
E. Taxation
Subject to the limitations and qualifications stated herein, this discussion sets forth certain material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders (as defined below) of the subordinate voting shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as defined below) holding our subordinate voting shares.
This discussion of a U.S. Holder’s tax consequences addresses only those persons that hold our subordinate voting shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our equity (based on voting power or value), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of subordinate voting shares.
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
Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns subordinate voting shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “deemed sale election” described below.
We do not believe that we were currently a PFIC last year, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our subordinate voting shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. U.S. Holders should consult their own tax advisors regarding our potential PFIC status.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP for certain services rendered to our company during fiscal 2021 and fiscal 2020.

	For the year ended
CAD $ millions	March 28, 2021	March 29, 2020
Audit fees(1)	3.9	4.2
Audit-related fees(2)	0.2	0.2
Tax fees(3)	2.0	1.2
All other fees(4)	—	—
Total	6.1	5.6
(1)“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for the audit of our annual financial statements and review of our interim financial statements.
(2)“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.
(3)“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for tax compliance and tax advice.
(4)“All other fees” includes the aggregate fees billed in each of the fiscal years for non-audit services rendered which were not listed above.
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
4.1
Investor Rights Agreement by and among Canada Goose Holdings Inc. and certain shareholders of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 10, 2017)

4.2
Coattail Agreement, between Canada Goose Holdings Inc., certain shareholders of Canada Goose Holdings Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)

4.3
Credit Agreement dated December 2, 2016, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.4
First Amendment to Credit Agreement dated August 15, 2017, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on August 21, 2017)

4.5
Third Amendment to Credit Agreement dated May 10, 2019, by and among Canada Goose Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on May 14, 2019)

4.6
Second Amended and Restated Credit Agreement dated May 26, 2020, by and among Canada Goose Holdings Inc. and Canadian Imperial Bank of Commerce (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on May 29, 2020)

4.7
Refinancing Amendment and Fourth Amendment to Credit Agreement dated October 7, 2020, by and among Canada Goose Holdings Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-3827) filed with the SEC on October 9, 2020)

4.8	Fifth Amendment to Credit Agreement dated April 9, 2021, by and among Canada Goose Holdings Inc. and Credit Suisse AG, Cayman Islands Branch (filed herewith).
4.9
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

4.15	Canada Goose Holdings Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.16	Canada Goose Holdings Inc. Omnibus Incentive Plan
4.17
Form of Option Agreement under the Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 1, 2017)

4.18
Board Director’s Agreement dated September 17, 2015, by and between Canada Goose International AG and Daniel Reiss (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.19
Amended and Restated Employment Agreement dated March 9, 2017 by and between Canada Goose Inc. and Dani Reiss (incorporated by reference to Exhibit 10.30 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 10, 2017)

4.20
Employment Agreement dated February 6, 2018 by and between Canada Goose Inc. and Jonathan Sinclair (incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on May 29, 2019)

4.21	Canada Goose Holdings Inc. Employee Share Purchase Plan (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.22
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
Date: May 13, 2021

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
March 28, 2021

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the "Company") as of March 28, 2021 and March 29, 2020, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the 52 weeks ended March 28, 2021 and March 29, 2020 and the year ended March 31, 2019, and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 28, 2021 and March 29, 2020, and its financial performance and its cash flows for the 52 weeks ended March 28, 2021 and March 29, 2020 and the year ended March 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 28, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 12, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on accounts or disclosures to which it relates.

Inventory Obsolescence – Refer to Notes 2j, 3 and 9 to the financial statements
Critical Audit Matter Description
Inventory comprises raw materials, work-in-process and finished goods and is carried at the lower of cost and net realizable value. In estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future selling prices and costs to sell. As a result of management’s analysis, the Company recorded an inventory obsolescence adjustment.
Given the importance of inventory to the Company’s operations and the judgement involved in determining net realizable value, specifically estimated future revenue (future selling prices and product demand); our audit procedures involved a high degree of auditor judgement and an increased extent of audit effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future revenue used in determining net realizable value included the following, among others:
•Evaluated the effectiveness of controls, including those related to management’s process for developing the estimates used in the determination of net realizable value and the inventory obsolescence adjustment.
•Performed a retrospective review on the prior year estimated future revenue and compared it to current year activity to evaluate management's ability to accurately estimate the net realizable value.
•Evaluated the reasonableness of future selling prices and product demand by:
◦Comparing future selling price assumptions to historical trends and recent transactions.
◦Assessing management’s merchandising strategy to evaluate the reasonableness of management’s assumptions relating to the expected impact on overall product demand.
◦Considering industry trends and evidence obtained in other areas of the audit.
•Analyzed inventory levels and revenue to evaluate the completeness of management’s identified population of inventory with obsolescence exposure.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 12, 2021

We have served as the Company's auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of March 28, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the 52 weeks ended March 28, 2021, of the Company and our report dated May 12, 2021, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 12, 2021

Consolidated Statements of Income and Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	March 28, 2021	March 29, 2020	March 31, 2019
		$	$	$
Revenue	5	903.7	958.1	830.5
Cost of sales	9	349.7	364.8	313.7
Gross profit		554.0	593.3	516.8
Selling, general and administrative expenses		367.3	350.5	302.1
Depreciation and amortization	10, 11, 12	69.8	50.7	18.0
Operating income		116.9	192.1	196.7
Net interest, finance and other costs	16	30.9	28.4	14.2
Income before income taxes		86.0	163.7	182.5
Income tax expense	6	15.8	12.0	38.9
Net income		70.2	151.7	143.6
Other comprehensive (loss) income
Items that will not be reclassified to earnings, net of tax:
Actuarial gain (loss) on post-employment obligation		0.7	(0.2)	(0.7)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		(12.6)	9.4	(1.3)
Net loss on derivatives designated as cash flow hedges	21	(1.2)	(2.4)	(4.6)
Reclassification of net loss (gain) on cash flow hedges to income	21	7.3	(3.7)	3.8
Net gain (loss) on derivatives designated as a net investment hedge	21	0.2	(0.3)	3.5
Other comprehensive (loss) income		(5.6)	2.8	0.7
Comprehensive income		64.6	154.5	144.3
Earnings per share	7
Basic		$0.64	$1.38	$1.31
Diluted		$0.63	$1.36	$1.28
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	Notes	March 28, 2021	March 29, 2020
Assets		$	$
Current assets
Cash		477.9	31.7
Trade receivables	8	40.9	32.3
Inventories	9	342.3	412.3
Income taxes receivable	6	4.8	12.0
Other current assets	20	31.0	43.5
Total current assets		896.9	531.8
Deferred income taxes	6	46.9	40.8
Property, plant and equipment	10	116.5	115.1
Intangible assets	11	155.0	161.7
Right-of-use assets	12	233.7	211.8
Goodwill	13	53.1	53.1
Other long-term assets	20	5.1	6.0
Total assets		1,507.2	1,120.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14, 20	177.8	144.4
Provisions	15	20.0	15.6
Income taxes payable	6	19.1	13.0
Short-term borrowings	16	—	—
Current portion of lease liabilities	12	45.2	35.9
Total current liabilities		262.1	208.9
Provisions	15	25.6	21.4
Deferred income taxes	6	21.6	15.1
Revolving facility	16	—	—
Term loan	16	367.8	158.1
Lease liabilities	12	209.6	192.0
Other long-term liabilities	20	20.4	4.6
Total liabilities		907.1	600.1
Shareholders' equity	17	600.1	520.2
Total liabilities and shareholders' equity		1,507.2	1,120.3
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$
Balance at March 31, 2018		1.9	104.2	106.1	4.5	136.1	(3.1)	243.6
Issuance of subordinate voting shares in business combination	17	—	1.5	1.5	—	—	—	1.5
Convert multiple voting shares to subordinate voting shares	17	(0.5)	0.5	—	—	—	—	—
Exercise of stock options	17	—	5.0	5.0	(1.9)	—	—	3.1
Net income		—	—	—	—	143.6	—	143.6
Other comprehensive income		—	—	—	—	—	0.7	0.7
Share-based payment (including tax recovery of $2.8)	18	—	—	—	6.6	—	—	6.6
Balance at March 31, 2019		1.4	111.2	112.6	9.2	279.7	(2.4)	399.1
IFRS 16 initial application	12	—	—	—	—	(4.9)	—	(4.9)
Normal course issuer bid purchase of subordinate voting shares	17	—	(1.6)	(1.6)	—	(37.1)	—	(38.7)
Exercise of stock options	17	—	3.7	3.7	(1.3)	—	—	2.4
Net income		—	—	—	—	151.7	—	151.7
Other comprehensive income		—	—	—	—	—	2.8	2.8
Share-based payment	18	—	—	—	7.8	—	—	7.8
Balance at March 29, 2020		1.4	113.3	114.7	15.7	389.4	0.4	520.2
Exercise of stock options	17	—	5.8	5.8	(1.8)	—	—	4.0
Net income		—	—	—	—	70.2	—	70.2
Other comprehensive loss		—	—	—	—	—	(5.6)	(5.6)
Share-based payment	18	—	—	—	11.3	—	—	11.3
Balance at March 28, 2021		1.4	119.1	120.5	25.2	459.6	(5.2)	600.1
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

		Year ended
	Notes	March 28, 2021	March 29, 2020	March 31, 2019
		$	$	$
Operating activities
Net income		70.2	151.7	143.6
Items not affecting cash:
Depreciation and amortization	10, 11, 12	84.6	63.1	22.7
Income tax expense	6	15.8	12.0	38.9
Interest expense	16	26.7	20.4	13.7
Foreign exchange loss (gain)		9.0	(0.7)	2.7
Acceleration of unamortized costs on debt extinguishment	16	1.1	7.0	—
Loss on disposal of assets		0.3	1.7	0.2
Share-based payment	18	11.3	8.5	3.8
		219.0	263.7	225.6
Changes in non-cash operating items	22	102.5	(130.6)	(100.7)
Income taxes paid		(6.8)	(52.1)	(41.0)
Interest paid		(21.0)	(18.5)	(10.5)
Net cash from operating activities		293.7	62.5	73.4
Investing activities
Purchase of property, plant and equipment	10	(26.9)	(45.3)	(30.3)
Investment in intangible assets	11	(5.1)	(17.0)	(19.0)
Business combination		—	—	(33.6)
Net cash used in investing activities		(32.0)	(62.3)	(82.9)
Financing activities
Term loan borrowings	16	247.5	—	—
Transaction costs on financing activities	16	(10.8)	(2.3)	—
Subordinate voting shares purchased for cancellation	17	—	(38.7)	—
Principal paid on lease liabilities	12	(38.8)	(24.7)	—
Settlement of term loan derivative contracts	20	(4.9)	4.6	—
Exercise of stock options	18	4.0	2.4	3.1
Net cash from (used in) financing activities		197.0	(58.7)	3.1
Effects of foreign currency exchange rate changes on cash		(12.5)	1.6	(0.3)
Increase (decrease) in cash		446.2	(56.9)	(6.7)
Cash, beginning of period		31.7	88.6	95.3
Cash, end of period		477.9	31.7	88.6
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
March 28, 2021
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
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, (“DTR”), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 46.2% of the total shares outstanding as at March 28, 2021, or 89.6% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 53.8% of the total shares outstanding as at March 28, 2021, or 10.4% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 12, 2021.
Fiscal year
Under an accounting convention common in the retail industry, the Company follows a 52-week reporting cycle, which periodically necessitates a fiscal year of 53 weeks with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. The additional week in a 53 week fiscal year is added to the third quarter. The Company's first 53 week fiscal year will occur in 2022. Fiscal 2021 comprises four fiscal quarters ended on June 28, 2020, September 27, 2020, December 27, 2020 and March 28, 2021. The Company has not adjusted financial results for quarters prior to fiscal 2020. In these consolidated financial statements, the term "year ended March 28, 2021” refers to the 52-week period ended March 28, 2021 (364 days) and the term “year ended March 29, 2020” refers to the 52-week period ended March 29, 2020 (364 days).
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer (“DTC”), Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms and its Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops, and to international distributors, who are partners that have exclusive rights to an entire market.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the third quarter of the fiscal year.
COVID-19 pandemic
Globally, public health officials have imposed restrictions and recommended precautions to mitigate the spread of COVID-19, resulting in closures of our retail locations as well as reduced traffic and store productivity, similarly impacting our wholesale partners. We have also experienced a significant reduction in the capacity of our network, including our facilities, due to distancing measures. During the fourth quarter of fiscal 2020, we temporarily reduced operating hours for our retail locations in Mainland China and closed our retail locations in North America and Europe. We began a gradual reopening of these locations during the first quarter of fiscal 2021 in accordance with guidance from local authorities, and all of our retail locations were operating by the end of the second quarter of fiscal 2021. During the third and fourth quarters of fiscal 2021, 9 of 28 of our retail stores, representing 32% of our network globally, were closed due to government orders for average durations of three to eight weeks, respectively. As at May 12, 2021, 6 of 28 of our retail stores, representing 21% of our network, remain closed. We also temporarily closed our manufacturing facilities across Canada in March 2020. In the first quarter of fiscal 2021, our manufacturing facilities were temporarily closed and net overhead costs of $4.3m were recognized in cost of sales. Our manufacturing facilities were partially reopened in April 2020 for the production of PPE. During the second quarter of fiscal 2021, we began a limited restart of the production of outerwear alongside PPE at all of our facilities. All of our manufacturing facilities were operating as at March 28, 2021 at lower output levels than historically realized to ensure appropriate distancing measures were in place.
In response to COVID-19, various government programs have been announced to provide financial relief for affected businesses. The most significant relief measure which the Company qualifies for is the Canada Emergency Wage Subsidy ("CEWS") under the COVID-19 Economic Response Plan in Canada. For the year ended March 28, 2021, the Company recognized government subsidies totaling $27.5m, under this wage subsidy program and similar plans in other jurisdictions. The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred during the year ended March 28, 2021, and were recognized in cost of sales ($13.5m), SG&A expenses ($13.6m), and other costs ($0.4m). No such grants were applied for or received in respect of the manufacture and sale of PPE as these were sold to health authorities at cost.
Inventories are valued at the lower of cost and net realizable value. The Company periodically reviews the value of inventories and makes provisions as necessary to estimate the amounts

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
expected to be unrecoverable due to obsolescence, damage, or declining selling prices. For the year ended March 28, 2021, the Company did not recognize any significant additional write-offs of inventories (note 9) related to COVID-19.
As a result of the temporary store closures, net costs of $9.0m were recognized in selling, general and administrative expenses, depreciation and amortization, and interest during the year ended March 28, 2021.
Management assessed whether indicators of impairment existed as at March 28, 2021 in accordance with IAS 36, Impairment of Assets, and no indicators were identified.
Note 2.    Significant accounting policies
(a)Basis of presentation
The consolidated financial statements are presented in Canadian dollars, the Company’s functional and presentation currency.
These consolidated financial statements have been prepared on the historical cost basis except for the following items, which are recorded at fair value:
•financial instruments, including derivative financial instruments, at fair value in other comprehensive income and through profit or loss as described in note 20, and
•initial recognition of assets acquired and liabilities assumed in a business combination.
(b)Principles of consolidation
The consolidated financial statements include the accounts of Canada Goose Holdings Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.
(c)Foreign currency translation and transactions
The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which each entity operates. The assets and liabilities of subsidiaries whose functional currency is not the Canadian dollar are translated into the functional currency of the Company using the exchange rate at the reporting date. Revenues and expenses are translated at exchange rates prevailing at the transaction date. The resulting foreign exchange translation differences are recorded as a currency translation adjustment in other comprehensive income.
Foreign currency transactions are translated into the functional currency of each of the Company’s subsidiaries using the exchange rates prevailing at the date of the transactions or valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income in SG&A expenses, except when included in other comprehensive income for qualifying cash flow and net investment hedges.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
    Functional currency of subsidiary
Each entity within the Company determines its functional currency based on the primary economic environment in which the entity operates. Once an entity's functional currency is determined, it is not changed unless there is a change to the underlying transactions, events, and conditions that determine the entity's primary economic environment.
The functional currency of Canada Goose US, Inc., the operating subsidiary in the United States (“U.S.”), was reassessed in fiscal 2019. Effective April 1, 2019, the functional currency of the U.S. subsidiary was changed from Canadian dollars to U.S. dollars on a prospective basis.
(d)Revenue recognition
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
(e)Business combinations
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
(f)Earnings per share
Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders by the weighted average number of multiple and subordinate voting shares outstanding during the year.
Diluted earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Company by the weighted average number of multiple and

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
subordinate voting shares outstanding during the year plus the weighted average number of subordinate shares that would be issued on the exercise of stock options and settlement of restricted share units (“RSUs”).
(g)Income taxes
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
(h)Cash
Cash consists of cash and cash equivalents, including cash on hand, deposits in banks, and short-term deposits with maturities of less than three months. The Company uses the indirect method of reporting cash flows from operating activities.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
(i)Trade receivables
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
(j)Inventories
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
(k)Property, plant and equipment
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)

Asset Category	Estimated Useful Life
Plant equipment	10 years
Computer hardware	3 years
Leasehold improvements	Lesser of the lease term or useful life of the asset
Show displays	5 years
Furniture and fixtures	5 to 10 years
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
(l)Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses.
An internally generated intangible asset is recorded for product development costs which are included within intellectual property. Product development costs are incurred in the design, production and testing of new products where the technical feasibility of commercial manufacturing and sale of the product has been demonstrated. With continued emphasis on DTC expansion, effective the first quarter of fiscal 2021, any new or incremental product development costs were recognized in SG&A expenses in the statement of income as they more closely support current selling and marketing activities. Those product development costs included in existing inventory and intangible assets will continue to be recognized within the cost of sales.
The useful lives of intangible assets are assessed as either finite or indefinite.

Asset Category	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
ERP software	5 to 7 years
Computer software	5 years
Intellectual property	1 to 8 years
Intangible assets with indefinite useful lives comprise of the Canada Goose and Baffin brand names and domain name, which were acquired as part of an acquisition and were recorded at their estimated fair value. The brand names and domain name are

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
considered to have an indefinite life based on a history of revenue and cash flow performance, and the intent and ability of the Company to support the brand with spending to maintain its value for the foreseeable future. The brand names and domain name are tested at least annually for impairment, at the cash-generating unit (“CGU”) level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.
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
(m)Leases
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
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or SG&A expenses on a straight-line or other systematic basis.
    Lease liabilities
Lease liabilities are measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rates, and include the fixed payments, variable lease payments that depend on an index or a rate, less any lease incentives receivable. Subsequent to initial measurement, the Company measures lease liabilities

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
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
(n)Goodwill
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
The Company has determined that the goodwill contributes to the cash flows of seven CGUs (March 29, 2020 - seven CGUs).

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
(o)Provisions
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
(p)Employee future benefits
The Company sponsors a defined benefit pension plan membership, which is limited to certain employees of Canada Goose International AG and other subsidiaries who reside in Switzerland.
The measurement date for the defined benefit pension plan is March 28, 2021, the reporting date. The obligation associated with the Company’s defined benefit pension plan is actuarially valued using the projected unit credit method and management’s best estimate of the discount rate, future salary increases, mortality rates and retirement rates. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses, net of tax, are recognized immediately through other comprehensive income.
(q)Fair values
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
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

Short-term borrowings, revolving facility, and term loan
The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.

(r)Financial instruments
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
    Financial assets and financial liabilities are measured subsequently as described below.
i)Non-derivative financial assets
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
ii)Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, short-term borrowings, the revolving facility, and the term loan. The Company initially recognizes debt instruments on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.
iii)Derivative financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and effective as a hedging instrument. When a derivative financial instrument, including an embedded derivative, is not designated and effective in a qualifying hedge relationship, all changes in its fair value are recognized immediately in the statement of income; attributable transaction costs are recognized in the statement of income as incurred. The Company does not use derivatives for trading or speculative purposes.
Embedded derivatives are separated from a host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.
iv)Hedge accounting
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
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
(s)Share-based payments
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
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
Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)
Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has seven CGUs (March 29, 2020 - seven CGUs) and tests goodwill and these intangible assets for impairment on that basis.
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
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
Share-based payments
Key Sources of Estimation: Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended March 28, 2021; prior to the public offering, the Company used the Monte Carlo valuation model to measure the fair value of options granted. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield, and volatility.
Note 4.    Changes in accounting policies
Standards issued and adopted
Leases - COVID-19 Rent Concessions
In May 2020, the IASB issued an amendment to IFRS 16, Leases exempting lessees from determining whether COVID-19 related rent concessions are lease modifications. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 30, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $4.1m were recognized in the statement of income for the year ended March 28, 2021 and the Company will consider seeking further rent concessions as it continues to monitor the impact of COVID-19.
Changes in policy
Inventories, Intangible Assets - Product Development Costs
Product development costs, primarily employee salaries and benefits, were previously included in inventories and intangible assets, with subsequent recognition in cost of sales accordingly. As we continue to emphasize our DTC expansion, we have determined these activities in fiscal 2021 to now be more closely supportive of our current selling and marketing activities. As a result, effective the first quarter of fiscal 2021, product development costs incurred were recognized in selling, general and administrative expenses in the statement of income. Those product development costs included in existing inventory and intangible assets will continue to be recognized within cost of sales.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Note 5.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company’s chief operating decision maker, the President and Chief Executive Officer, for assessing the performance of operating segments. Our DTC and Wholesale operating segments are not reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

	Year ended March 28, 2021
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	528.2	321.3	54.2	903.7
Cost of sales	121.8	170.9	57.0	349.7
Gross profit (loss)	406.4	150.4	(2.8)	554.0
Selling, general and administrative expenses	118.0	43.8	205.5	367.3
Depreciation and amortization	52.4	3.8	13.6	69.8
Operating income (loss)	236.0	102.8	(221.9)	116.9
Net interest, finance and other costs				30.9
Income before income taxes				86.0

	Year ended March 29, 2020
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	525.0	424.0	9.1	958.1
Cost of sales	130.0	226.2	8.6	364.8
Gross profit	395.0	197.8	0.5	593.3
Selling, general and administrative expenses	107.4	49.9	193.2	350.5
Depreciation and amortization	38.6	2.8	9.3	50.7
Operating income (loss)	249.0	145.1	(202.0)	192.1
Net interest, finance and other costs				28.4
Income before income taxes				163.7

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)

	Year ended March 31, 2019
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	431.3	394.7	4.5	830.5
Cost of sales	106.7	202.2	4.8	313.7
Gross profit (loss)	324.6	192.5	(0.3)	516.8
Selling, general and administrative expenses	93.9	39.1	169.1	302.1
Depreciation and amortization	7.4	2.3	8.3	18.0
Operating income (loss)	223.3	151.1	(177.7)	196.7
Net interest, finance and other costs				14.2
Income before income taxes				182.5
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Canada	217.7	293.1	293.3
United States	226.1	279.0	251.1
Asia	262.0	199.9	112.1
Europe and Rest of World	197.9	186.1	174.0
Revenue	903.7	958.1	830.5

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Note 6.    Income taxes
The components of the provision for income tax are as follows:

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Current income tax expense
Current period	18.5	39.2	45.1
Adjustment in respect of prior periods	2.4	(0.3)	—
	20.9	38.9	45.1
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	(3.3)	(29.4)	(5.7)
Effect of change in income tax rates	(0.1)	2.5	(0.4)
Adjustment in respect of prior periods	(1.7)	—	(0.1)
	(5.1)	(26.9)	(6.2)
Income tax expense	15.8	12.0	38.9
The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Income before income taxes	86.0	163.7	182.5
	25.42%	25.47%	25.43%
Income tax at expected statutory rate	21.9	41.7	46.4
Non-deductible (taxable) items	0.1	0.4	0.2
Non-deductible stock option expense	2.2	1.8	0.9
Effect of foreign tax rates	(8.9)	(11.8)	(9.4)
Non-deductible (taxable) foreign exchange loss	0.3	0.9	0.7
Change in tax law related to Swiss tax reform	—	(23.1)	—
Change in tax rates	(0.1)	2.5	—
Other items	0.3	(0.4)	0.1
Income tax expense	15.8	12.0	38.9

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The change in the year in the components of deferred tax assets and liabilities are as follows:

		Change in the year affecting
	March 29, 2020	Net income	Foreign exchange translation	Retained earnings	Other comprehensive income	March 28, 2021
	$	$	$	$	$	$
Losses carried forward	3.6	5.8	(0.1)	—	—	9.3
Employee future benefits	0.3	—	—	—	(0.1)	0.2
Other liabilities	3.4	0.1	—	0.2	—	3.7
Inventory capitalization	3.8	—	(0.5)	—	—	3.3
Capital lease	4.9	1.0	(0.3)	—	—	5.6
Tax relief from Swiss tax reform	23.1	(1.4)	(1.4)	—	—	20.3
Unrealized profit in inventory	17.0	(0.9)	(1.0)	—	—	15.1
Provisions and other temporary differences	5.0	1.8	—	—	—	6.8
Unrealized foreign exchange	2.4	(1.5)	—	—	(0.9)	—
Total deferred tax asset	63.5	4.9	(3.3)	0.2	(1.0)	64.3
Unrealized foreign exchange	—	1.0	—	—	(2.3)	(1.3)
Intangible assets	(6.2)	(20.7)	0.3	—	—	(26.6)
Property, plant and equipment	(31.6)	20.0	0.5	—	—	(11.1)
Total deferred tax liabilities	(37.8)	0.3	0.8	—	(2.3)	(39.0)
Net deferred tax liabilities	25.7	5.2	(2.5)	0.2	(3.3)	25.3

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Changes in the year affecting
	March 29, 2020	Adjustments	Net income	Foreign exchange translation	Retained earnings	Other comprehensive income	March 28, 2021
	$	$	$	$	$	$	$
Deferred tax assets	40.8	4.7	4.0	(2.7)	—	0.1	46.9
Deferred tax liabilities	(15.1)	(4.7)	1.2	0.2	0.2	(3.4)	(21.6)
	25.7	—	5.2	(2.5)	0.2	(3.3)	25.3
Available deferred income tax assets in the amount of $24.7m was not recognized as it is not probable that future taxable income will be available to the Company to utilize the benefits.
The corporate entities within Canada Goose have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

$
2038 and prior	1.4
2039	2.8
2040	8.7
2041	8.8
2042 and thereafter	14.3
36.0
The Company does not recognize tax on unremitted earnings from foreign subsidiaries as it is management’s intent to reinvest these earnings indefinitely. Unremitted earnings from foreign subsidiaries were $213.1m as at March 28, 2021 (March 29, 2020 - $222.1m, March 31, 2019 - $119.1m).
As at March 28, 2021, in addition to the amount charged to profit or loss and other comprehensive income, no tax recovery (March 29, 2020 - less than $0.1m, March 31, 2019 - $2.8m) was recognized directly in equity related to excess tax deductions on share-based payments for stock options exercised. Tax expense of $0.2m was recognized directly in equity related to excess tax additions on issuance of RSU.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Note 7.    Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Net income	70.2	151.7	143.6
Weighted average number of multiple and subordinate voting shares outstanding	110,261,600	109,892,031	109,422,574
Weighted average number of shares on exercise of stock options and RSUs	850,573	1,276,757	2,345,010
Diluted weighted average number of multiple and subordinate voting shares outstanding(1)	111,112,173	111,168,788	111,767,584
Earnings per share
Basic	$0.64	$1.38	$1.31
Diluted	$0.63	$1.36	$1.28
(1)    Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. As at March 28, 2021, there were 914,961 stock options (March 29, 2020 - 630,374) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
Note 8.    Trade receivables

	March 28, 2021	March 29, 2020
	$	$
Trade accounts receivable	21.9	26.9
Credit card receivables	2.1	2.1
Government grant receivable	4.4	—
Other receivables	14.3	5.1
	42.7	34.1
Less: expected credit loss and sales allowances	(1.8)	(1.8)
Trade receivables, net	40.9	32.3

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The following are the continuities of the Company’s expected credit loss and sales allowances deducted from trade receivables:

	March 28, 2021			March 29, 2020
	Expected credit loss	Sales allowances	Total	Expected credit loss	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(0.5)	(1.3)	(1.8)	(0.4)	(0.5)	(0.9)
Losses recognized	(0.1)	(2.4)	(2.5)	(0.2)	(2.8)	(3.0)
Amounts settled or written off during the year	0.1	2.4	2.5	0.1	2.0	2.1
Balance at the end of the year	(0.5)	(1.3)	(1.8)	(0.5)	(1.3)	(1.8)
Note 9.    Inventories

	March 28, 2021	March 29, 2020
	$	$
Raw materials	63.8	61.5
Work in progress	18.6	19.4
Finished goods	259.9	331.4
Total inventories at the lower of cost and net realizable value	342.3	412.3

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Included in inventory as at March 28, 2021 are provisions for obsolescence and inventory shrinkage in the amount of $23.4m (March 29, 2020 - $17.1m).
Amounts charged to cost of sales comprise the following:

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Cost of goods manufactured	334.9	352.4	309.0
Depreciation and amortization	14.8	12.4	4.7
	349.7	364.8	313.7

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Note 10.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
March 31, 2019	22.3	5.4	54.8	7.6	20.3	0.7	111.1
Additions	4.4	1.7	15.4	2.1	3.6	23.8	51.0
Disposals	(1.6)	(0.1)	(0.2)	(0.1)	(0.3)	—	(2.3)
Transfers	1.5	1.7	10.6	0.3	1.6	(15.7)	—
Impact of foreign currency translation	—	—	1.8	0.3	0.3	0.1	2.5
March 29, 2020	26.6	8.7	82.4	10.2	25.5	8.9	162.3
Additions	0.7	1.5	5.0	0.3	2.4	20.9	30.8
Disposals	(0.2)	(0.1)	(1.0)	(1.0)	(0.1)	—	(2.4)
Transfers	2.0	0.8	19.0	0.4	4.0	(26.2)	—
Impact of foreign currency translation	—	(0.2)	(3.3)	(0.5)	(1.0)	(0.3)	(5.3)
March 28, 2021	29.1	10.7	102.1	9.4	30.8	3.3	185.4

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 31, 2019	4.1	3.0	11.3	4.0	4.4	—	26.8
Depreciation	2.4	1.3	10.0	1.9	4.3	—	19.9
Disposals	(0.2)	—	(0.1)	(0.1)	(0.1)	—	(0.5)
Impact of foreign currency translation	—	—	0.6	0.2	0.2	—	1.0
March 29, 2020	6.3	4.3	21.8	6.0	8.8	—	47.2
Depreciation	2.8	2.6	13.5	1.6	5.3	—	25.8
Disposals	(0.1)	(0.1)	(0.9)	(1.0)	(0.1)	—	(2.2)
Impact of foreign currency translation	—	—	(1.2)	(0.3)	(0.4)	—	(1.9)
March 28, 2021	9.0	6.8	33.2	6.3	13.6	—	68.9

Net book value
March 29, 2020	20.3	4.4	60.6	4.2	16.7	8.9	115.1
March 28, 2021	20.1	3.9	68.9	3.1	17.2	3.3	116.5

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Note 11.    Intangible assets
Intangible assets comprise the following:

	March 28, 2021	March 29, 2020
	$	$
Intangible assets with finite lives	39.2	45.9
Intangible assets with indefinite lives:
Brand name	115.5	115.5
Domain name	0.3	0.3
	155.0	161.7

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Cost	$	$	$	$	$	$
March 31, 2019	12.8	13.9	6.7	9.0	15.2	57.6
Additions	—	1.4	—	0.2	19.6	21.2
Disposal	—	(0.1)	—	—	—	(0.1)
IFRS 16 initial direct costs	—	—	(6.7)	—	—	(6.7)
Transfers	11.3	6.0	—	4.9	(22.2)	—
Impact of foreign currency translation	0.3	0.2	—	—	—	0.5
March 29, 2020	24.4	21.4	—	14.1	12.6	72.5
Additions	0.2	1.9	—	0.1	5.0	7.2
Transfers	1.3	5.5	—	3.9	(10.7)	—
Impact of foreign currency translation	(0.4)	(0.5)	—	(0.1)	—	(1.0)
March 28, 2021	25.5	28.3	—	18.0	6.9	78.7

	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Accumulated amortization	$	$	$	$	$	$
March 31, 2019	5.6	7.1	1.2	3.9	—	17.8
Amortization	3.4	3.3	—	3.1	—	9.8
IFRS 16 initial direct costs	—	—	(1.2)	—	—	(1.2)
Impact of foreign currency translation	0.1	0.1	—	—	—	0.2
March 29, 2020	9.1	10.5	—	7.0	—	26.6
Amortization	3.3	4.9	—	5.3	—	13.5
Impact of foreign currency translation	(0.2)	(0.4)	—	—	—	(0.6)
March 28, 2021	12.2	15.0	—	12.3	—	39.5

Net book value
March 29, 2020	15.3	10.9	—	7.1	12.6	45.9
March 28, 2021	13.3	13.3	—	5.7	6.9	39.2
Intellectual property consists of product development costs, acquired technology, and patents and trademarks.
Indefinite life intangible assets
Indefinite life intangible assets recorded by the Company are comprised of the Canada Goose and Baffin brand names and domain name associated with the Company’s website. The Company expects to renew the registration of the brand names and domain names at each

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
expiry date indefinitely, and expects these assets to generate economic benefit in perpetuity. As such, the Company assessed these intangibles to have indefinite useful lives.
The Company completed its annual impairment tests for the years ended March 28, 2021 and March 29, 2020 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use (VIU) are consistent with the assumptions used to calculate VIU for goodwill (note 13).
Note 12.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 31, 2019	—	—	—	—
Initial application of IFRS 16	97.0	27.2	12.4	136.6
Reclassification of initial direct costs	5.5	—	—	5.5
Additions	82.8	6.7	5.2	94.7
Lease modifications	1.1	2.7	—	3.8
Impact of foreign currency translation	5.1	—	0.4	5.5
March 29, 2020	191.5	36.6	18.0	246.1
Additions	75.7	0.1	3.1	78.9
Lease modifications	0.6	—	(1.5)	(0.9)
Derecognition on termination	(2.3)	—	—	(2.3)
Impact of foreign currency translation	(12.2)	—	(1.2)	(13.4)
March 28, 2021	253.3	36.7	18.4	308.4

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)

	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 31, 2019	—	—	—	—
Depreciation	25.7	4.8	2.6	33.1
Impact of foreign currency translation	1.1	—	0.1	1.2
March 29, 2020	26.8	4.8	2.7	34.3
Depreciation	36.7	5.1	3.5	45.3
Derecognition on termination	(2.3)	—	—	(2.3)
Impact of foreign currency translation	(2.4)	—	(0.2)	(2.6)
March 28, 2021	58.8	9.9	6.0	74.7

Net book value
March 29, 2020	164.7	31.8	15.3	211.8
March 28, 2021	194.5	26.8	12.4	233.7
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 31, 2019	—	—	—	—
Initial application of IFRS 16	107.8	29.4	13.6	150.8
Additions	81.5	6.7	5.2	93.4
Lease modifications	0.9	2.7	—	3.6
Principal payments	(18.4)	(4.1)	(2.2)	(24.7)
Impact of foreign currency translation	4.5	—	0.3	4.8
March 29, 2020	176.3	34.7	16.9	227.9
Additions	74.8	—	3.0	77.8
Lease modifications	1.1	—	(1.3)	(0.2)
Principal payments	(30.6)	(4.8)	(3.4)	(38.8)
Impact of foreign currency translation	(10.6)	—	(1.3)	(11.9)
March 28, 2021	211.0	29.9	13.9	254.8

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Lease liabilities are classified as current and non-current liabilities as follows:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	27.5	5.0	3.4	35.9
Non-current lease liabilities	148.8	29.7	13.5	192.0
March 29, 2020	176.3	34.7	16.9	227.9

Current lease liabilities	36.2	5.1	3.9	45.2
Non-current lease liabilities	174.8	24.8	10.0	209.6
March 28, 2021	211.0	29.9	13.9	254.8
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or selling, general and administrative expenses on a straight-line or other systematic basis.
In the year ended March 28, 2021 $19.5m (March 29, 2020 - $17.5m) of lease payments were not included in the measurement of lease liabilities. The majority of this balance related to short-term leases and variable rent payments.
Note 13.    Goodwill
In the year ended March 28, 2021, goodwill arising from business combination is $53.1m (March 29, 2020 - $53.1m). The Company completed its annual impairment tests and concluded that there was no impairment in the years ended March 28, 2021 and March 29, 2020.
Key Assumptions
The key assumptions used to calculate the VIU are those regarding discount rate, revenue and gross margin growth rates, sales channel mix, and growth in SG&A expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 79.5% for each CGU. Because the VIU amount exceeds the asset’s carrying amount, the asset is not impaired and the fair value less costs of disposition has not been calculated.
Cash flow projections were discounted using the Company’s weighted average cost of capital, determined to be 10.80% (March 29, 2020 - 8.50%) based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, country-specific risk premium, a cost of debt based on comparable corporate bond yields and the capital structure of the Company.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Note 14.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	March 28, 2021	March 29, 2020
	$	$
Trade payables	78.9	53.3
Accrued liabilities	49.9	53.8
Employee benefits	28.3	13.6
Derivative financial instruments	8.8	19.0
Other payables	11.9	4.7
Accounts payable and accrued liabilities	177.8	144.4
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
Sales returns relate primarily to goods sold through the DTC segment which have a limited right of return (typically within 30 days), or exchange only, in certain jurisdictions.
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)

	Warranty	Sales returns	Asset retirement obligations	Others	Total
	$	$	$	$	$
March 31, 2019	12.3	5.0	2.5	3.0	22.8
Additional provisions recognized	14.5	15.2	1.3	—	31.0
Reductions resulting from settlement	(7.4)	(9.8)	—	—	(17.2)
Other	—	0.3	0.1	—	0.4
March 29, 2020	19.4	10.7	3.9	3.0	37.0
Additional provisions recognized	13.2	8.5	1.8	1.7	25.2
Reductions resulting from settlement	(6.2)	(4.7)	—	(1.7)	(12.6)
Release of provisions	—	—	—	(3.0)	(3.0)
Other	—	(0.8)	(0.2)	—	(1.0)
March 28, 2021	26.4	13.7	5.5	—	45.6
For the year ended March 28, 2021, the Company recognized a net restructuring cost of $1.7m, associated with the May 20, 2020 reorganization to address the impact of COVID-19 pandemic. The provision primarily consisted of employee severance costs which included obligations related to ongoing payments. This was recorded in net interest, finance and other costs in the statement of income. At March 28, 2021, all amounts were paid related to these costs.
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	March 28, 2021	March 29, 2020
	$	$
Current provisions	20.0	15.6
Non-current provisions	25.6	21.4
	45.6	37.0
Note 16.    Borrowings
Short-term borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0m. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at March 28, 2021, the Company had no amounts owing on the facility (March 29, 2020 - $nil).

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility consisting of (i) a revolving credit facility in the amount of $417.5m (the "Existing Revolving Facility"), with an increase in commitments to $467.5m during the peak season (June 1 - November 30) (February 24, 2020 to May 25, 2020 - $467.5m with an increase to $517.5m during the peak season, May 10, 2019 to February 23, 2020 - $300.0m, with an increase to $350.0m during the peak season), and (ii) a first-in, last-out (“FILO”) revolving facility in the amount of $50.0m (the "FILO revolving facility"). Amounts owing can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The revolving facility matures on June 3, 2024 and the FILO revolving facility matures on May 25, 2021. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier). The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
As at March 28, 2021 and March 29, 2020, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.7m and $1.7m respectively, were included in other long-term liabilities. As at and during the year ended March 28, 2021, the Company was in compliance with all covenants.
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at March 28, 2021, the Company had letters of credit outstanding under the revolving facility of $5.0m (March 29, 2020 - $5.7m). The Company had unused borrowing capacity available under the revolving facility of $181.2m as at March 28, 2021 (March 29, 2020 - $226.6m).
Amendments to revolving facility
On May 26, 2020, the Company entered into a further amendment to the revolving facility to increase its ability to borrow against the borrowing base by up to $50.0m. Borrowings under the Existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts are drawn in priority on the FILO Revolving Facility. Amounts drawn on the FILO Revolving Facility are subject to an interest rate charge that is 2.00% higher than the Existing Revolving Facility. The FILO Revolving Facility matures on May 25, 2021 and upon maturity, the credit commitments on the Existing Revolving Facility will be restored, resulting in no net change in aggregate commitments under the revolving facility. Transaction costs are amortized over the term of the facility.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing of US$300.0m (March 29, 2020 - US$113.8m). The term loan bears the interest rate of LIBOR plus an applicable margin of 4.25%, provided that LIBOR may not be less than 0.75%, payable quarterly in arrears. The term loan matures on October 7, 2027 and US$0.8m of the principal amount is repayable quarterly beginning on March 31, 2021. Voluntary prepayments of amounts owing under the term loan may be made at any time without premium or penalty (except LIBOR breakage costs and a call premium in the case of certain repricing events prior to April 7, 2021), but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended March 28, 2021, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	March 28, 2021	March 29, 2020
	$	$
Term loan	377.3	159.3
Unamortized portion of deferred transaction costs	(5.8)	(1.2)
Original issue discount	(3.7)	—
	367.8	158.1
Amendment to the term loan facility
On October 7, 2020, the Company entered into a refinancing amendment to its existing term loan facility to increase the aggregate principal amount to US$300.0m from US$113.8m. The Company accounted for the amendment to the term loan as a debt extinguishment due to the significant changes to the terms. As a result, deferred financing costs of $1.1m on the existing term loan facility were written-off. In connection with the amendment, the Company incurred transaction costs of US$4.7m and an original issue discount of US$3.0m, which are being amortized using the effective interest rate method over the new term to maturity.
Hedging transactions on term loan
The Company enters into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to the term loan denominated in U.S. dollars. Following the refinancing of the term loan on October 7, 2020, the cross-currency swap designated and accounted for as a cash flow hedge in relation to the previous term loan was deemed ineffective; however, the other designated hedge transactions remained effective.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
On October 30, 2020, the Company terminated its existing derivative contracts associated with the previous term loan and entered into new derivative transactions to better align with the refinancing amendment to the term loan. The Company entered into a five-year interest rate swap by selling US$270.0m, floating rate debt bearing interest at LIBOR plus an applicable margin 4.25% as measured on the trade date, provided that LIBOR may not be less than 0.75%, for a fixed rate debt bearing interest at a rate of 5.20%. The interest rate swap was designated at inception and accounted for as a cash flow hedge, and to the extent that the hedge remains effective, unrealized gains and losses will be included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings. Unrealized gains and losses in the fair value of the forward contract are recognized in SG&A expenses in the statement of income, which offset the unrealized gains and losses recognized on the principal of the term loan that are also recognized in SG&A expenses.
Net interest, finance and other costs
Net interest, finance and other costs consist of the following:

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Interest expense
Short-term borrowings	0.2	0.2	—
Revolving facility	3.1	3.7	2.4
Term loan	14.4	8.7	11.7
Lease liabilities	9.5	8.4	—
Standby fees	1.4	0.8	0.6
Acceleration of unamortized costs on debt extinguishment	1.1	7.0	—
Interest income	(0.7)	(0.4)	(0.5)
Other costs	1.9	—	—
Net interest, finance and other costs	30.9	28.4	14.2
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
March 28, 2021
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
Share capital transactions for the year ended March 28, 2021
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 29, 2020	51,004,076	1.4	58,999,182	113.3	110,003,258	114.7
Exercise of stock options	—	—	422,511	5.8	422,511	5.8
Settlement of RSUs	—	—	13,386	—	13,386	—
March 28, 2021	51,004,076	1.4	59,435,079	119.1	110,439,155	120.5
Share capital transactions for the year ended March 29, 2020
Normal course issuer bid
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 1,600,000 subordinate voting shares over the 12-month period from May 31, 2019 to May 30, 2020. Purchased subordinate voting shares will be cancelled.
During the year ended March 29, 2020, the Company purchased 853,500 shares for cancellation at an average price per share of $45.35 for total cash consideration of $38.7m. The amount paid to purchase subordinate voting shares has been charged to share capital at the average share capital amount per share outstanding of $1.6m, with the remaining $37.1m charged to retained earnings.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The transactions affecting the issued and outstanding share capital of the Company in the year ended March 29, 2020 are described below:

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
In connection with the secondary offering:
a)The principal shareholders converted 9,900,000 multiple voting shares into subordinate voting shares, which were then sold to the public.
b)One member of management exercised stock options to purchase 100,000 subordinate voting shares, which were then sold to the public.
c)The Company incurred transaction costs for the secondary offering in the amount of $1.2m that are included in SG&A expenses in the year ended March 31, 2019.
On November 26, 2018, the Company completed a secondary offering of 10,000,000 subordinate voting shares sold by the principal shareholders and a member of the Board of Directors. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:
a)The principal shareholders converted 9,990,000 multiple voting shares into subordinate voting shares, which were then sold to the public.
b)A member of the Board of Directors sold 10,000 subordinate voting shares.
c)The Company incurred transaction costs for the secondary offering in the amount of $0.6m that are included in selling, general and administrative expenses in the year ended March 31, 2019.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The transactions affecting the issued and outstanding share capital of the Company in the year ended March 31, 2019 are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2018	70,894,076	1.9	37,497,549	104.2	108,391,625	106.1
Issuance of subordinate voting shares in business combination	—	—	16,946	1.5	16,946	1.5
Convert multiple voting shares to subordinate voting shares	(19,890,000)	(0.5)	19,890,000	0.5	—	—
Exercise of stock options	—	—	1,702,503	5.0	1,702,503	5.0
March 31, 2019	51,004,076	1.4	59,106,998	111.2	110,111,074	112.6
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
a)Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.
b)Performance-vested and exit event options
Performance-vested options that are tied to an exit event are eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. All exit event conditions have been met, and no outstanding options are subject to exit event conditions.
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

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Stock option transactions are as follows:

	Year ended
	March 28, 2021		March 29, 2020
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$32.97	1,794,377	$15.75	2,037,665
Granted to purchase shares	$37.19	1,244,975	$59.19	558,489
Exercised	$9.42	(422,511)	$3.25	(742,134)
Cancelled	$48.44	(117,868)	$59.83	(59,297)
Expired	$—	—	$83.53	(346)
Options outstanding, end of period	$38.32	2,498,973	$32.97	1,794,377
The following table summarizes information about stock options outstanding and exercisable at March 28, 2021:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	78,355	3.1	78,355	3.1
$0.25	55,248	3.4	55,248	3.4
$1.79	126,303	3.9	126,303	3.9
$4.62	71,359	4.9	49,135	4.9
$8.94	124,444	5.8	97,774	5.8
$23.64	42,576	6.4	31,932	6.4
$30.73	84,961	6.2	42,316	6.2
$31.79	35,622	6.6	25,727	6.6
$33.97	970,059	9.2	—	—
$45.34	70,803	8.2	16,073	8.2
$46.38	8,573	8.7	—	—
$50.00	250,000	9.2	—	—
$51.71	7,143	8.4	1,785	8.4
$63.03	390,265	8.0	97,559	8.0
$83.53	183,262	7.2	91,615	7.2
	2,498,973	7.8	713,822	5.6

Notes to the Consolidated Financial Statements
March 28, 2021
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
RSUs transactions are as follows:

	Year ended
	March 28, 2021	March 29, 2020
	Number	Number
RSUs outstanding, beginning of period	39,432	10,650
Granted	119,758	35,171
Settled	(13,386)	(3,550)
Cancelled	(8,687)	(2,839)
RSUs outstanding, end of period	137,117	39,432
Subordinate voting shares, to a maximum of 3,850,210 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.
Accounting for share-based awards
For the year ended March 28, 2021, the Company recorded $11.3m as contributed surplus and compensation expense for stock options and RSUs (March 29, 2020 - $7.8m, March 31, 2019 - $3.8m). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Year ended
	March 28, 2021	March 29, 2020
Weighted average stock price valuation	$37.19	$59.19
Weighted average exercise price	$37.19	$59.19
Risk-free interest rate	0.32%	1.50%
Expected life in years	5	5
Expected dividend yield	— %	—%
Volatility	40%	40%
Weighted average fair value of options issued	$9.90	$18.11
Note 19.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended March 28, 2021, the Company incurred expenses with related parties of $1.2m (March 29, 2020 - $1.7m, March 31, 2019 - $1.0m) from companies

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
related to certain shareholders. Net balances owing to related parties as at March 28, 2021 were $0.3m (March 29, 2020 - $0.4m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $4.6m as at March 28, 2021 (March 29, 2020 - $5.3m). During the year ended March 28, 2021, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $1.2m, respectively (March 29, 2020 - $1.4m, March 31, 2019 - $0.6m). No amounts were owing to Baffin entities as at March 28, 2021 and March 29, 2020. Furthermore, $3.0m was paid to the Baffin Vendor on November 1, 2020 and charged to expense over two years.
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

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Short term employee benefits	13.2	9.1	13.2
Long term employee benefits	0.1	0.1	0.1
Share-based compensation	8.6	5.9	2.9
Compensation expense	21.9	15.1	16.2
Note 20.    Financial instruments and fair values
Management assessed that the fair values of cash, trade receivables, accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
The Company’s derivative financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined, in particular, the valuation technique(s) and inputs used.

Notes to the Consolidated Financial Statements
March 28, 2021
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
Foreign currency and interest rate swap contracts	Level 2
Future cash flows are estimated based on forward exchange rates (from observable forward exchange and interest swap rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.
Increases (decreases) in the forward exchange rate increase (decrease) fair value. Increases (decreases) in discount rate decrease (increase) fair value.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	March 28, 2021					March 29, 2020
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Cash	477.9	—	—	477.9	477.9	31.7	—	—	31.7	31.7
Derivatives included in other current assets	—	5.9	—	5.9	5.9	—	11.3	—	11.3	11.3
Derivatives included in other long-term assets	—	5.1	—	5.1	5.1	—	5.9	—	5.9	5.9
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	8.8	—	8.8	8.8	—	19.0	—	19.0	19.0
Derivatives included in other long-term liabilities	—	19.5	—	19.5	19.5	—	2.9	—	2.9	2.9
Term loan	—	367.8	—	367.8	377.3	—	—	158.1	158.1	159.3
As at March 28, 2021, there was a transfer between the levels of the fair value hierarchy for the term loan to Level 2 from Level 3 as a result of first time public corporate and bond ratings assigned to the Company in the third quarter of fiscal 2021. There were no other transfers between the levels of the fair value hierarchy.
Note 21.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Capital management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple shares voting shares), short-term borrowings, and long-term debt (the revolving facility and the term loan), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of adjusted EBITDA (defined as adjusted earnings before interest, taxes, depreciation, amortization) to net debt, reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business. Refer to Note 23. Subsequent Events for further enhancements to our capital management program.
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
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at March 28, 2021:

	2022	2023	2024	2025	2026	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	177.8	—	—	—	—	—	177.8
Term loan	3.8	3.8	3.8	3.8	3.8	358.3	377.3
Interest commitments relating to borrowings(1)	18.9	18.9	18.9	18.9	18.9	28.3	122.8
Foreign exchange forward contracts	2.9	—	—	—	14.4	—	17.3
Lease obligations	57.1	53.6	46.9	44.5	33.9	69.3	305.3
Pension obligation	—	—	—	—	—	2.1	2.1
Total contractual obligations	260.5	76.3	69.6	67.2	71.0	458.0	1,002.6
(1)    Interest commitments are calculated based on the term loan balance at the interest rate of 5.00% as at March 28, 2021.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees,

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
counter standby letters of credit, or similar credits. The Company shall immediately reimburse the issuing bank for amounts drawn on issued letters of guarantees. At March 28, 2021, the Company had $4.5m outstanding.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. As at March 28, 2021, accounts receivable totaling approximately $5.7m (March 29, 2020 - $20.1m) were insured, under a maximum credit limit of $30.0m.
Credit insurance is subject to continuous review by the insurer and can be reduced or eliminated if, in the view of the insurer, the customer's credit worthiness has deteriorated. Upon receiving notification of credit insurance limit modifications, credit insurance remains in place for 60 days. During the year ended March 28, 2021, the Company experienced significant reductions in the market availability of credit insurance for a number of its customers.
Complementary to the third party insurance, the Company routinely assesses the financial strength of its customers through a combination of third party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and are applied to reduce accounts receivable when goods are shipped. As at March 28, 2021, customer deposits of $1.6m (March 29, 2020 - $2.1m) were included in accounts payable and accrued liabilities.
The aging of trade receivables was as follows:

			Past due
	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	21.9	9.0	5.4	1.4	6.1
Credit card receivables	2.1	2.1	—	—	—
Government grant receivable	4.4	4.4	—	—	—
Other receivables	14.3	14.3	—	—	—
March 28, 2021	42.7	29.8	5.4	1.4	6.1

Trade accounts receivable	26.9	15.9	5.0	2.5	3.5
Credit card receivables	2.1	2.1	—	—	—
Other receivables	5.1	5.1	—	—	—
March 29, 2020	34.1	23.1	5.0	2.5	3.5

Notes to the Consolidated Financial Statements
March 28, 2021
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
For the year ended March 28, 2021, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $16.9m which were derecognized from the Company's statement of financial position. Fees of less than $0.1m were incurred during the year ended March 28, 2021 (March 29, 2020 - less than $0.1m) and included in net interest, finance and other costs in the statement of income. As at March 28, 2021, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service was $nil (March 29, 2020 - $2.4m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, inventory purchases and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal year ending March 28, 2021 was initiated during the fourth quarter of the fiscal 2019. On December 18, 2020, the Company initiated the operating hedge program for the fiscal year ending April 3, 2022.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

Year ended
	March 28, 2021		March 29, 2020		March 31, 2019
	Net loss	Tax expense	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(0.3)	(1.1)	(3.7)	1.1	(3.9)	0.8
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
Loss (gain) from other comprehensive income	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	3.3	(0.2)	6.5
SG&A expenses	(0.2)	1.0	(4.5)
Inventory	(0.9)	0.1	(1.0)
During the year ended March 28, 2021, an unrealized gain of $6.4m (March 29, 2020 - unrealized loss of $3.2m, March 31, 2019 - unrealized gain of $3.7m) on forward exchange contracts that were not treated as hedges was recognized in SG&A expenses in the statement of income.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Foreign currency contracts outstanding as at March 28, 2021 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	75.7	U.S. dollars
		€48.2	euros

Forward contract to sell Canadian dollars	US$	40.3	U.S. dollars
		€36.2	euros

Forward contract to purchase euros	CNY	259.6	Chinese yuan
		£19.7	British pounds sterling
	HKD	43.3	Hong Kong dollars
	SEK	0.1	Swedish kronor

Forward contract to sell euros	CHF	0.6	Swiss francs
	CNY	2.3	Chinese yuan
		£2.0	British pounds sterling
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
Foreign exchange risk on borrowings
Amounts available for borrowing under short-term borrowings and part of our revolving facility are denominated in Chinese renminbi and U.S. dollars, respectively. As at March 28, 2021, there were no amounts owing under both short-term borrowings and the revolving facility.
Amounts available for borrowing under the term loan are denominated in U.S. dollars. Based on outstanding balances of $377.3m (US$300.0m) under the term loan as at March 28, 2021, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $3.0m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments on its term loan denominated in U.S. dollars (note 16).

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Year ended
	March 28, 2021		March 29, 2020		March 31, 2019
	Net (loss) gain	Tax recovery (expense)	Net gain (loss)	Tax expense	Net (loss) gain	Tax recovery (expense)
	$	$	$	$	$	$
Swaps designated as cash flow hedges	(0.9)	(0.5)	1.3	(0.2)	(0.7)	0.2
Euro-denominated cross-currency swap designated as a net investment hedge	0.2	0.1	(0.3)	(0.2)	3.5	(1.2)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
Loss (gain) from other comprehensive income	$	$	$
Swaps designated as cash flow hedges	5.6	(5.3)	0.4
During the year ended March 28, 2021, an unrealized loss of $21.7m (unrealized gains of March 29, 2020 - $3.3m, March 31, 2019 - $2.9m) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in SG&A expenses in the statement of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under short-term borrowings, the revolving facility, and the term loan. As at March 28, 2021, the Company had $377.3m under the term loan which currently bears interest at 5.00%. As at March 28, 2021, the Company had repaid all amounts owing on our short-term borrowings and revolving facility. Based on the weighted average amount of outstanding borrowings on our short-term borrowings during the year ended March 28, 2021, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.1m (March 29, 2020 - less than $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the revolving facility and term loan by $1.1m and $2.6m, respectively (March 29, 2020 - $0.9m and $1.5m, respectively). Interest rate risk on the term loan is partially mitigated by cross-currency swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of borrowings at that time.

Notes to the Consolidated Financial Statements
March 28, 2021
(in millions of Canadian dollars, except share and per share data)
Note 22.     Selected cash flow information
Changes in non-cash operating items

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Trade receivables	(10.4)	(10.6)	3.4
Inventories	67.0	(141.8)	(87.3)
Other current assets	5.8	1.2	(10.3)
Accounts payable and accrued liabilities	26.2	3.6	(14.7)
Provisions	8.2	14.5	5.6
Deferred rent	—	—	3.3
Other	5.7	2.5	(0.7)
Change in non-cash operating items	102.5	(130.6)	(100.7)
Note 23.     Subsequent events
Amendment to the term loan
On April 9, 2021, the Company entered into a repricing amendment to the term loan to decrease the interest to a rate of LIBOR plus an applicable margin of 3.50% from LIBOR plus an applicable margin of 4.25%. As a result of the repricing amendment, there were no changes to the following conditions from the existing term loan: a) the aggregate principal amount of US$300.0m; b) the maturity date of October 7, 2027; c) LIBOR may not be less than 0.75%, and d) existing derivative contracts entered into on October 30, 2020.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF
CANADA GOOSE HOLDINGS INC.
(PARENT COMPANY)
All operating activities of the Company are conducted by its subsidiaries. Canada Goose Holdings Inc. is a holding company and does not have any material assets or conduct business operations other than investments in its subsidiaries. The credit agreement of Canada Goose Inc, a wholly owned subsidiary of Canada Goose Holdings Inc., contains provisions whereby Canada Goose Inc. has restrictions on the ability to pay dividends, loan funds and make other upstream distributions to Canada Goose Holdings Inc.
These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these condensed financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in millions of Canadian dollars)

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Equity in comprehensive income of subsidiary	74.3	156.6	147.6
Fee (expense) income from subsidiary	(1.3)	7.2	3.4
	73.0	163.8	151.0
Selling, general and administration expenses	13.1	9.9	7.7
Income before income taxes	59.9	153.9	143.3
Income tax recovery	(4.7)	(0.6)	(1.0)
Net income	64.6	154.5	144.3
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in millions of Canadian dollars)

	March 28, 2021	March 29, 2020
Assets	$	$
Current assets
Cash	4.3	0.6
Other current assets	—	0.1
Total current assets	4.3	0.7
Note receivable from subsidiary	43.3	54.0
Investment in subsidiary	572.1	497.8
Deferred income taxes	7.3	2.6
Total assets	627.0	555.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	0.4	0.3
Due to subsidiary	26.5	34.6
Total liabilities	26.9	34.9
Shareholders' equity
Share capital	120.5	114.7
Contributed surplus	25.2	15.7
Retained earnings	454.4	389.8
Total shareholders' equity	600.1	520.2
Total liabilities & shareholders' equity	627.0	555.1
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in millions of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings	Total
	$	$	$	$
Balance at March 31, 2018	106.1	4.5	133.0	243.6
Issuance of common shares in business combination	1.5	—	—	1.5
Exercise of stock options	5.0	(1.9)	—	3.1
Net income	—	—	144.3	144.3
Share-based compensation (including equity in contributed surplus of $2.8)	—	6.6	—	6.6
Balance at March 31, 2019	112.6	9.2	277.3	399.1
IFRS 16 initial application in subsidiaries	—	—	(4.9)	(4.9)
Normal course issuer bid purchase of subordinate voting shares	(1.6)	—	(37.1)	(38.7)
Exercise of stock options	3.7	(1.3)	—	2.4
Net income	—	—	154.5	154.5
Share-based compensation	—	7.8	—	7.8
Balance at March 29, 2020	114.7	15.7	389.8	520.2
Exercise of stock options	5.8	(1.8)	—	4.0
Net income	—	—	64.6	64.6
Share-based payment	—	11.3	—	11.3
Balance at March 28, 2021	120.5	25.2	454.4	600.1
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in millions of Canadian dollars)

	Year ended
	March 28, 2021	March 29, 2020	March 31, 2019
	$	$	$
Operating activities
Net income	64.6	154.5	144.3
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(74.3)	(156.6)	(147.6)
Income tax recovery	(4.7)	(0.6)	(1.0)
Share-based compensation	11.3	7.8	3.8
	(3.1)	5.1	(0.5)
Changes in assets and liabilities	2.8	(9.6)	(1.3)
Net cash used in operating activities	(0.3)	(4.5)	(1.8)
Investing activities
Dividend received	—	38.7	—
Investment in shares of subsidiary	—	—	(1.5)
Net cash from (used in) investing activities	—	38.7	(1.5)
Financing activities
Subordinate voting shares purchased for cancellation	—	(37.1)	—
Exercise of stock options	4.0	2.4	3.1
Net cash from (used in) financing activities	4.0	(34.7)	3.1
Increase (decrease) in cash	3.7	(0.5)	(0.2)
Cash, beginning of year	0.6	1.1	1.3
Cash, end of year	4.3	0.6	1.1
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Notes to the Condensed Financial Statements
(in millions of Canadian dollars)

1.BASIS OF PRESENTATION
Canada Goose Holdings Inc. (the “Parent Company”) is a holding company that conducts substantially all of its business operations through its subsidiary. The Parent Company (a British Columbia corporation) was incorporated on November 21, 2013.
The Parent Company has accounted for the earnings of its subsidiary under the equity method in these unconsolidated condensed financial statements.
2.STATEMENT OF COMPLIANCE
The Parent Company prepared these unconsolidated financial statements in accordance with International Accounting Standards 27, "Separate Financial Statements", as issued by the International Accounting Standards Board.
3.COMMITMENTS AND CONTINGENCIES
The Parent Company has no material commitments or contingencies during the reported periods.
4.SHAREHOLDERS’ EQUITY
See the Annual Consolidated Financial Statements Note 17 in reference to the normal course issuer bid transaction during the year ended March 29, 2020.