Form 20-F
period 2022-04-03
Canada Goose Holdings Inc.
filed 2022-05-19
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 3, 2022

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At April 3, 2022, 54,190,432 subordinate voting shares and 51,004,076 multiple voting shares were issued and outstanding.

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
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended April 3, 2022, March 28, 2021 and March 29, 2020 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
Our fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 is the first 53-week fiscal year, ending on April 3, 2022, and the additional week was added to the third quarter ended January 2, 2022.
Unless otherwise indicated in this Annual Report, all references to: "fiscal 2020" are to the 52-week period ended March 29, 2020; "fiscal 2021" are to the 52-week period ended March 28, 2021; and "fiscal 2022" are to the 53-week period ended April 3, 2022.
As described herein, certain comparative figures have been reclassified to conform with the fiscal 2022 presentation.
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
Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:
•our ability to continue operating our business amid the societal, political and economic disruption caused by the novel coronavirus pandemic (“COVID-19”) and recent and ongoing geopolitical events;
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this Annual Report and other risk factors described herein which include, but are not limited to, the following risks:
•risks and global disruptions associated with the ongoing COVID-19 pandemic and geopolitical events, which may further affect general economic and operating conditions;
•additional potential closures or retail traffic disruptions impacting our retail stores and the retail stores of our wholesale partners as a result of COVID-19;
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;

•our indebtedness may adversely affect our financial condition;
•an economic downturn and general economic conditions (for example, inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to forecast our inventory needs and to manage our product distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights;
•the success of our business strategy;
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

A.    [Reserved]
B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Risks Related to our Business
Our business has been and may continue to be adversely affected by the global coronavirus outbreak.
Our global operations, and those of the third parties upon whom we rely, have experienced and may continue to experience disruptions from the outbreak of COVID-19. To date, they have included mandatory and elective shut-downs of retail and manufacturing operations, a decrease in domestic and international retail traffic, and a decrease in the capacity of our network, including in our facilities, due to distancing measures required, reductions in operating hours and limited occupancy levels. The countries in which our products are manufactured, distributed or sold are in varying stages of restrictions and reopening in response to COVID-19. Certain jurisdictions have begun reopening following precautionary measures while other jurisdictions have returned to further restrictions and closures in the face of a rising number of COVID-19 cases. There is significant uncertainty and we anticipate that we will continue to have material adverse impacts on our business, financial condition and results of operations as a result of the global COVID-19 pandemic.
These and other potential impacts make it more challenging for management to estimate the future performance of our business. While we cannot predict the specific impacts to our business, financial condition and results of operations, we do expect such impacts to continue to be significantly negative. These impacts will depend on future developments, which are highly uncertain and out of our control, including, among others, the duration and intensity of the COVID-19 pandemic, the introduction of new variants and mutations, the continued efficacy of vaccination programs, the subsequent resumption of all business operations and the full recovery of retail traffic globally.
Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the additional risk factors below.
A downturn in the global economy, including as a result of recent geopolitical events, general economic conditions such as inflation, and the COVID-19 outbreak worldwide, will likely affect or has substantially affected and will likely continue to affect, consumer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.
Our sales are significantly affected by changes in discretionary spending by consumers. Many factors outside our control influence and affect the level of consumer spending for discretionary items. These factors include actual and perceived economic conditions, interest and tax rates, inflation, energy prices, the availability of consumer credit, disposable consumer income, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our outerwear, tend to decline during recessionary periods when disposable income is lower. During our history, we have experienced recessionary periods, but we cannot predict the effect of future recessionary periods on our sales and profitability. A downturn in the economy in markets in which we sell our products or unfavourable changes related to interest rates, rates of economic growth, fiscal and monetary policies of governments, inflation, deflation, tax rates and policy, unemployment trends, energy prices, and other matters that influence the availability and cost of merchandise, consumer confidence or spending may materially harm our sales, profitability and financial condition.
Recent geopolitical events and general economic conditions, such as rising inflation, has led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. If global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. Unstable political conditions, civil unrest, armed conflicts or events of extreme violence, including the ongoing conflict and any escalation thereof between Russia and Ukraine, may disrupt commerce globally and could negatively affect our business and results of operations.
Our growth strategy continues to involve expansion of our Direct-to-Consumer (“DTC”) channel, including retail stores and e-Commerce, which may present risks and challenges.
Our business has continued to evolve from one in which we only distributed products on a wholesale basis for resale by others to a multi-channel distribution model. As of April 3, 2022, our DTC channel includes 56 national e-Commerce markets and 41 directly operated permanent retail stores across North America, Europe, and Asia Pacific. While store operations have largely resumed over fiscal 2022 across our global store network, retail store traffic remains below pre-pandemic levels as at April 3, 2022. Furthermore, some jurisdictions in which we operate are facing a rising number of COVID-19 cases, which has led or may lead to further closures and reduced operating hours. As of April 3, 2022, 5 of our 41 directly operated permanent retail stores globally were temporarily closed. Our global DTC expansion has been the largest driver of operational and financial growth historically. We expect this to continue in the future.
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
Furthermore, with our increasing retail footprint, lower profitability levels at new or existing retail stores will adversely affect our margins.

We are also subject to different and evolving local laws and regulatory requirements in the various jurisdictions in which we operate. In particular, we are subject to different and evolving laws and orders governing social distancing related to the COVID-19 pandemic, the operation and marketing of e-Commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our global DTC expansion.
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
We anticipate that, as our business continues to expand into new markets and new product categories and as the market becomes increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the scarcity of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labour practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in our industry and to continue to offer a range of high quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability or financial condition.
A key element of our growth strategy is expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers or fail to gain new customers. Our ability to successfully implement our growth strategy may be affected by the continuing impacts of the COVID-19 pandemic, such as periods of mandatory store closures and voluntary or mandated social distancing, and global economic contraction, including as a result of ongoing geopolitical uncertainty. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our products as compared to traditional outerwear. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.

Because our business is concentrated on a single, discretionary product category, outerwear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.
In fiscal 2022, our main product category, outerwear represented the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from spending for our products would also have a material adverse effect on our results of operations.
In addition, we believe that continued increases in sales of outerwear will largely depend on customers continuing to demand technical superiority from their products. If the number of customers demanding outerwear does not continue to increase, or if our customers are not convinced that our products are more functional or stylish than other outerwear alternatives, we may not achieve the level of sales necessary to support new growth platforms and our ability to grow our business will be severely impaired.
Our indebtedness could adversely affect our financial condition.
As of April 3, 2022, we had $191.8m of unused commitments under our Revolving Facility (as defined below) and no principal borrowings outstanding, $370.8m of term loans under our Term Loan Facility (as defined below), and no amounts owing under the Mainland China Facilities (as defined below) for total indebtedness of $370.8m. As at April 3, 2022, cash on hand was $287.7m (March 28, 2021 - $477.9m). We also generally experience significant fluctuations in our aggregate indebtedness and working capital over our operating cycle due to the seasonality in our business. Our debt could have important consequences, including:
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
•requiring the net cash proceeds of certain equity offerings to be used to prepay our debt as opposed to being applied for other purposes;
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
The market for outerwear is highly fragmented. We compete against a wide range of brands and retailers. Many of our competitors have significant competitive advantages, including larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, larger product offering, greater financial resources, more established research and development processes, a longer history of store development, greater marketing resources, more established distribution processes, and other resources which we do not have.
Our competitors may be able to achieve and maintain brand affinity and market share more quickly and effectively than we can. Our competitors may also be able to increase sales in their new and existing markets faster than we can by emphasizing different distribution channels than we can. If we fail to compete with such competitors, our business, financial condition and performance could be materially adversely affected.
If we are unable to manage our operations at our current size or to manage any future growth effectively, the pace of our growth may slow.
The countries in which our products are made, manufactured, distributed or sold are in varying stages of restrictions and reopening in response to COVID-19. Until all restrictions, regulations and recommended precautions imposed by local authorities globally are lifted we may continue to experience material adverse impacts on our business, financial condition and results of operations as a result of the global COVID-19 pandemic. If our operations continue to grow, of which there can be no assurance, we will be required to continue to expand our sales and marketing, product development, manufacturing and distribution functions, to upgrade our management information systems and other processes, and to obtain more space for our expanding administrative support and other personnel. Continued or fluctuating growth could strain our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees and manufacturing capacity to produce our products, and delays in production and shipments. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In order to continue to expand our DTC channel, we expect to add selling, general & administrative (“SG&A”) expenses and depreciation and amortization expenses to our cost base. These costs, which include lease commitments, headcount and capital assets, could result in decreased margins if we are unable to drive commensurate DTC revenue growth.
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

Consumer purchases of outerwear are heavily concentrated in the Fall / Winter season. As a result, the majority of our DTC revenue is recognized in the third and fourth fiscal quarter. Our wholesale revenue is weighted earlier in the second and third fiscal quarters, when most orders are shipped to wholesale partners in time for the Fall/Winter season. Our net income is typically negative in the first quarter and reduced or negative in the fourth quarter.
Guided by expected demand in both channels, we manufacture on a linear basis throughout the fiscal year, while adding capacity where relevant to our manufacturing network, resulting in the buildup and staging of inventory for future periods. These dynamics cause significant fluctuations in our working capital, cash conversion, and leverage throughout the fiscal year. At certain points in time, our inventory has increased at a significantly higher rate than our historical revenue growth in the same period.
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
If we fail to attract enough new customers, we may not be able to increase sales.
Our success depends, in part, on our ability to attract new customers. In order to expand our customer base, we must appeal to and attract consumers who identify with our brand and products. We have made significant investments in enhancing our brand and attracting new customers. We expect to continue to make significant investments to promote our current products to new customers and new products to current and new customers, including through our e-Commerce platforms and retail store presence. Such marketing investments can be expensive and may not result in increased sales. Further, as our brand becomes more widely known, we may not attract new customers as we have in the past. If we are unable to attract enough new customers, we may not be able to increase our sales.
Our sales and results of operations could be adversely affected by our decision to go fur-free.
In fiscal 2022, we announced that we were going fur-free and committed to cease manufacturing with fur by no later than the end of 2022. As a result of this decision, we may lose some of our existing customers or they could choose to buy fewer products. We may also fail to attract enough existing or new customers to purchase our other fur-free products. Even if we expand our product offering and manufacture products that are attractive to our customers, there is no guarantee we will be able to fully convert our fur-product sales into fur-free product sales. If we are unable to replace fur product sales with fur-free sales, if we are unable to sell leftover inventory with fur and/or if we are required to write down inventory as a result of this decision, our sales and results from operations may be adversely affected.
Our business may be adversely affected by global climate trends.
A significant portion of our business is highly dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global climate patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility, which could have an adverse effect on our financial condition, results of operations or cash flows.
Our plans to improve and expand our product offerings may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.
In addition to our global DTC expansion plans, we are growing our business by expanding our product offerings outside down-filled jackets, including windwear, rainwear, apparel, fleece, accessories and footwear. The principal risks to our ability to successfully carry out our plans to expand our product offering include:
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
In addition, our ability to successfully carry out our plans to expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns (including reductions in discretionary consumer spending as a result of geopolitical events or general economic downturns) and changes in consumer preferences and styles. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could negatively impact our competitive position and reduce our revenue and profitability.
Unexpected obstacles in new markets may limit our expansion opportunities and cause our business and growth to suffer.
Our growth strategy has led to our expansion into markets outside of North America, including in developing markets. There are varying regulatory environments and market practices in these regions, and such regulations may be unfamiliar to us and we may experience unexpected barriers. It may take us time to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. In developing markets, potential challenges include relatively higher risk of political instability, economic volatility, crime, corruption and social unrest. Such challenges may be exacerbated in many cases by uncertainties regarding how local law is applied and enforced, and with respect to judiciary and administrative mechanism. Furthermore, global events such as pandemics, the related governmental, private sector and individual and collective consumer responsive actions and any subsequent waves of outbreaks of COVID-19 after the management of the initial outbreak, has and could continue to reduce traffic, result in temporary or permanent closures of stores, offices, and factories, and could negatively impact the flow of goods. For example, in response to the ongoing COVID-19 pandemic, local and national governments in many countries have implemented regional quarantines and mandated the closure of nonessential businesses, which has halted traffic in certain markets.
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
Our products require high quality raw materials, including polyester, nylon, blend fabrics and down. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason, including delays caused by the ongoing COVID-19 pandemic and global supply chain issues, could negatively impact our sales and have an adverse impact on our financial results.
In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations, shipping, ability to import raw materials, costs, production, insurance and reputation, as well as natural disasters, public health emergencies or other catastrophic occurrences. Our supply of raw materials, for example, could be disrupted by the impact of the ongoing COVID-19 pandemic, and responsive actions such as border closures, restrictions on product shipments, and travel restrictions. A significant slowdown in the retail industry as a whole as a result of the ongoing COVID-19 pandemic, may also result in bankruptcies or permanent closures of some of our suppliers and other vendors. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards. Finally, raw materials and shipping costs have and may continue to increase as a result of inflation, recent geopolitical uncertainty and supply chain issues. Any such increases could adversely impact our financial performance if we are unable to offset such increases with price increases on our products.
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
We could experience significant disruptions in supply from our current sources and any disruptions of our supply chain could have a material adverse effect on our operating and financial results.
We generally do not enter into long-term formal written agreements with our suppliers, and typically transact business with our suppliers on an order-by-order basis. There can be no assurance that there will not be a disruption in the supply of raw materials and certain finished goods from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials or finished goods of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labour and other ethical practices. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products, including as a result of the ongoing COVID-19 pandemic, could have an adverse effect on our ability to meet customer demand for our products and result in lower revenue and operating income both in the short and long-term.
In addition, while we have not been materially affected by the ongoing global supply chain disruptions in fiscal 2022, any disruptions in our supply chain capabilities, including due to the impacts of the COVID-19 pandemic, trade restrictions, political instability, severe weather and natural disasters, war, labour shortages, reduced freight availability and increased costs, port disruptions and other factors, could impair our ability to distribute or manufacture products. These factors are beyond our control and to the extent we are unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on our operating and financial results.
Our business and results of operations could be harmed if we are unable to accurately forecast demand for our products.
To ensure adequate inventory supply, we forecast inventory needs, which are subject to seasonal and quarterly variations in consumer demand. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product. Our ability to forecast accurately has become increasingly important as we have expanded our DTC channel globally and could be affected by many factors outside of our control, including an increase or decrease in consumer demand for our products or for products of our competitors, our failure to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and, therefore, consumer spending in the sector (for example, because of unexpected effects on inventory supply and consumer demand), and weakening of economic conditions or consumer confidence in future economic conditions. In our wholesale channel, a majority of orders delivered in a given fiscal year are received in the prior fiscal year, enabling us to manufacture inventory relative to a defined order book. In the DTC channel, we manufacture according to our forecasts of consumer demand. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The potential for overestimation is expected to increase as a larger portion of our sales comes through our DTC channel, and as we expand our product offerings. If we underestimate the demand for our products, we may not be able to produce products to meet demand, and this could result in delays in the shipment of our products and our failure to capitalize on demand, as well as damage to our reputation and wholesale partner relationships. In addition, failures to accurately predict the level of demand for our products could harm our profitability and financial condition.
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
As our business has expanded, our competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations. Competitors who manufacture products seeking to imitate our products could divert sales and dilute the value of our brand. We believe our trademarks, copyrights and other intellectual property rights are extremely important to our success and our competitive position.
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
In fiscal 2022, 4 of our in-house manufacturing and warehouse facilities in Winnipeg voted to unionize. As of April 3, 2022, approximately 46% of our employees are members of labour unions, comprised of active employees at 7 of our 10 operated manufacturing and warehouse facilities (comprised of 8 manufacturing facilities, 1 warehouse facility and 1 Baffin manufacturing facility). The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
The majority of our workforce is composed of manufacturing employees based in the provinces of Ontario, Manitoba and Québec, a sizeable portion of whom are paid minimum wage rates based on the applicable provincial minimum wage, as well as a number of other benefits including variable pay components. Many jurisdictions, including certain Canadian provinces, either have increased or plan to increase their minimum wage and other benefits requirements, which may materially increase our manufacturing costs. Minimum wage increases such as the foregoing may not only increase the wages of our minimum wage employees, but also the wages paid to our other hourly or salaried employees who, in recognition of their tenure, performance, responsibilities and other similar considerations, historically received a rate of pay exceeding the applicable minimum wage. Further, if we fail to pay such higher wages, we could suffer increased employee turnover. It is difficult to predict when such increases may take place and any such increase could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
We rely on information systems to effectively manage all aspects of our business, including merchandise planning, manufacturing, allocation, distribution, sales and financial reporting. Our reliance on these systems, and their importance to our business, will increase as we expand our DTC channel and global operations. We rely on a number of third parties to help us effectively manage these systems. If information systems we rely on fail to perform as expected, our business could be disrupted. The failure by us or our vendors to manage and operate our information technology systems as expected could disrupt our business, result in not providing adequate product, losing sales or market share, and reputational harm, causing our business to suffer. Any such failure or disruption could have a material adverse effect on our business.
Our information technology systems and vendors also may be vulnerable to damage or interruption from circumstances beyond our or their control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. For example, we have implemented a hybrid work-from-home policy for our corporate workforce in North America and Europe. This increase in working remotely could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations. We maintain disaster recovery procedures intended to mitigate the risks associated with such events, but there is no guarantee that these procedures will be adequate in any particular circumstance. As a result, such an event could materially disrupt, and have a material adverse effect on, our business.
A portion of our sales are to wholesale partners, directly and through distributors, and we depend on them to display and present our products to customers in our wholesale channel. Our failure to maintain and further develop our relationships with our wholesale partners could harm our business.
A portion of our sales are made to wholesale partners, either directly or indirectly, through distributors. Our wholesale partners service customers by stocking and displaying our products and explaining our product attributes. Our relationships with these partners are important to the authenticity of our brand and the marketing programs we continue to deploy.
If we fail to maintain and develop relationships with our wholesale partners, they could decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our wholesale partners, and confirmed orders received from our wholesale partners may be difficult to enforce. Factors that could affect our ability to maintain or expand our sales to these wholesale partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products, product expansions or changes in products (for example, resulting from our announcement in fiscal 2022 that we would cease manufacturing with fur by no later than end of 2022); (c) unwillingness of our wholesale partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our wholesale partners; and (e) new, well-received product introductions by competitors. If we lose any of our wholesale partners, or if they reduce their purchases of our existing or new products, or their number of stores or operations are reduced, or they promote products of our competitors over ours, or they suffer financial difficulty or insolvency, our sales and profitability could be harmed.
We cannot ensure that our wholesale partners will continue to purchase and carry our products in accordance with current practices or carry any new products that we develop particularly in light of the ongoing COVID-19 pandemic. The recent decline in the overall retail sector, including ongoing disruptions related to COVID-19, has been challenging for our wholesale partners. Due to COVID-19 and the related reduction in available credit insurance, we increased the amount of risk we undertook with respect to collecting payments from our wholesale partners. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our wholesale partners and may cause such partners to reduce or discontinue orders of our products or be unable to pay us for products they have purchased from us. This has caused us to negotiate shortened payment terms and reduce credit limits in certain cases. If the overall retail environment continues to decline or if one or more of our wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
Our marketing programs, our e-Commerce initiatives and our collection, use and disclosure of transactional and personal information about our customers are governed by an evolving set of laws and enforcement trends and unfavorable changes in those laws or trends, or our failure to comply with existing or future laws, could substantially harm our business and results of operations.
We collect, process, disclose, maintain and otherwise use data, including personal information about individuals, including data available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain, disclose and otherwise use this information, and our ability to do so is subject to evolving and increasingly demanding international, U.S., Canadian, Chinese, European and other laws, including for example, the European Union’s General Data Privacy Regulation, the California Consumer Privacy Act, Canada’s Personal Information Protection and Electronic Documents Act and China’s Personal Information Protection Law. These information and privacy laws require companies to satisfy new requirements regarding the handling of personal information, including its use, protection and the ability of persons whose data is stored to access, correct or delete such data about themselves. Failure to comply with such requirements could result in significant penalties. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the collection, use and disclosure of personal information for marketing purposes. It is possible, however, that these requirements may be inconsistent from one jurisdiction to another, may conflict with other rules, may conflict with our practices or fail to be observed by our employees or business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business.
Certain of our marketing practices rely upon the sending of commercial electronic messages, including e-mails, to communicate with consumers. We may face risk if our use of commercial electronic messages is found to violate applicable laws and regulations. We post our privacy policies and practices concerning the collection, use and disclosure of personal information on our websites. Any failure by us to comply with our posted privacy policies or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as information and privacy laws and anti-spam laws change, we may incur additional costs to ensure we remain in compliance. If information and data privacy laws and anti-spam laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-Commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for breaches may increase.
Data security breaches and other cyber security events could result in disruption to our operations or financial losses and could negatively affect our reputation, credibility and business.
As with other companies, we and our service providers are subject to risks associated with data security breaches and other cyber security events. We collect, process, maintain and use personal information relating to our customers and employees. We also disclose personal information about consumers and employees to third party service providers, who help us with our business operations, including the operation of our e-Commerce site and the provision of various social media tools and websites we use as part of our marketing strategy. Any attempted or actual unauthorized disclosure of personal information regarding our employees, customers or website visitors could harm our reputation and credibility, reduce our e-Commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation against us or the imposition of significant fines or penalties.
Our online activities, including our e-Commerce websites, may also be subject to denial of service or other forms of cyber attacks. While we have taken measures we believe are reasonable to protect against those types of attacks, those measures may not adequately protect our online activities from such attacks. If a denial of service attack or other cyber event were to affect our e-Commerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation, results of operations and financial condition may be adversely affected. Additionally, new and evolving data protection legislation could impose new requirements such as shorter notification timeframes that could increase the risks associated with data security breaches.
We have procedures and technology in place designed to safeguard our customers’ debit and credit cards and our customers’ and employees’ other personal information under our control, and we continue to devote significant resources to network security, backup and disaster recovery, and other security measures. Nevertheless, these security measures cannot provide absolute security or guarantee that we will be successful in preventing and responding to breaches, loss, theft, or unauthorized access, disclosure, copying, use, or modification of personal information under our control.
As consumers are gaining more data privacy awareness, in the future there may be new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the personal information that we collect, use and disclose, resulting in, for example, increased compliance costs.

A significant portion of our business functions operate out of our headquarters in Toronto. As a result, our business is vulnerable to disruptions due to local weather, economics and other factors.
Most of our significant business functions reside at our headquarters in Toronto, Canada. Events such as public health emergencies, including the ongoing COVID-19 pandemic, extreme local weather, natural disasters, transportation strikes, acts of terrorism, significant economic disruptions or unexpected damage to the facility have resulted and could result in an unexpected disruption to our business as a whole. If a disruption of this type should occur, our ability to conduct our business could be adversely affected or interrupted entirely and adversely affect our financial and operating results.
Our success is substantially dependent on the continued service of our senior management.
Our success is substantially dependent on the continued service of our senior management, including Dani Reiss, who is our Chairman and Chief Executive Officer. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management, technical, sales and client support personnel that are critical to our success, which could result in harm to our customer and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.
We have not obtained key man life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.
Talent management, employee retention and experience are important factors in our success.
Our future success also depends on our ability to attract, develop, and retain talent with the necessary knowledge, skills and experience and establish a positive work culture to maintain operations and ensure we are competitive in our industry. Competition for experienced and well-qualified personnel is intense amidst a tight labour market with labour shortages and increased wage expectations. We, or the suppliers and service providers we rely on, may not be successful in attracting, hiring and retaining such personnel, which could impact our ability to remain competitive or operate efficiently and effectively. If we are unable to retain, hire, attract and motivate talented employees with the appropriate skill sets, or if changes to our organizational structure, operating results, or business model adversely affect morale or retention, we may not achieve our objectives and our results of operations could be adversely impacted.
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
Increased scrutiny from investors and others regarding our environmental, social, governance, or sustainability responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.
Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, current and prospective employees, and customers have focused increasingly on the environmental, social and governance ("ESG") or “sustainability” practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report that we publish or other sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Further, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.
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
There can be no assurance we will be able to detect, prevent, or fix all defects that may affect our products. Failure to detect, prevent, or fix defects, or the occurrence of real or perceived quality, health or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls, and credit, warranty or other claims, among others, which could harm our brand, sales, profitability and financial condition. We stand behind every Canada Goose outerwear product with a warranty against defects with reasonable use, for the expected lifetime of the product. Because of this comprehensive warranty, quality problems could lead to increased warranty costs, and divert the attention of our manufacturing facilities. Such problems could hurt our premium brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.
Our business could be adversely affected by protestors or activists.
Our products include certain animal products, including goose and duck down in all of our outerwear and coyote fur on the hoods of some of our parkas, which has drawn the attention of animal welfare activists. As a result, we have been the target of protestors and activists in the past. While we ended the purchase of all fur at the end of 2021 and announced that we will cease manufacturing with fur no later than the end of 2022, we may continue to be targeted by protestors and activists in the future. We have been, and may in the future, also be impacted by widespread protests in any country or region that we trade.
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
The raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester and down. Significant price fluctuations, including as a result of inflation, or shortages in the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer.
Additionally, increasing costs of labour, freight and energy could increase our and our suppliers’ cost of goods. If our suppliers are affected by increases in their costs of labour, freight and energy, (for example, because of rising global energy prices, increased global worker shortages impacting shipping and ports, truck driver shortages, increased congestion or other disruptions affecting the global distribution chain) they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing, which could adversely affect our results of operation and financial condition.

Fluctuations in foreign currency exchange rates could harm our results of operations as well as the price of our subordinate voting shares.
The presentation currency for our consolidated financial statements is the Canadian dollar. Because we recognize sales in U.S. dollars, Euros, British pounds, Swiss francs, Hong Kong dollars and Chinese yuan, if any of these currencies weakens against the Canadian dollar it would have a negative impact on our local operating results upon translation of those results into Canadian dollars for the purposes of financial statement consolidation. Although we engage in short-term hedging transactions for a portion of our foreign currency denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, including those fluctuations derived from the broader impact on the global economy caused by the ongoing COVID-19 pandemic and geopolitical uncertainty, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates. Significant variations in foreign exchange rates may also make hedging contracts ineffective for hedge accounting purposes in future periods.
Our earnings per share are reported in Canadian dollars, and accordingly may be translated into U.S. dollars by analysts or our investors. As a result, the perceived value of an investment in our subordinate voting shares to a U.S. shareholder will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. As a result, U.S. and other shareholders seeking U.S. dollar total returns, including increases in the share price, are subject to foreign exchange risk as the U.S. dollar fluctuates in value against the Canadian dollar.
Political uncertainty and an increase in trade protectionism could have a material adverse effect on our business, results of operation and financial condition.
As a prominent Canadian brand, geopolitical events that involve Canada may have an impact on our business and share price. In addition, our brand and Canadian heritage may be detrimental to the company in the context of geopolitical disputes aimed at Canada or actors or situations with significant actual or perceived connection to Canada. We sell a significant portion of our products to customers outside of Canada and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business and consolidated financial statements. Consumer sentiment in countries outside Canada may be affected by unforeseen factors leading to harm to our brand or may impact our business. Any potential or ongoing governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the Canadian, U.S. or world economy or certain sectors thereof and, thus, to adversely impact our business.
Because of our international operations, which we are expanding, we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.
We are conducting an increasing amount of our business outside Canada as well as sourcing an increasingly significant portion of our products from outside Canada. The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments government officials for the purpose of obtaining or retaining business. While we take steps to ensure that our distributors, consultant and personnel comply with applicable law, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

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
Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, false or misleading advertising claims, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, public health emergencies (such as the COVID-19 pandemic), human errors, political instability, social and labour unrest or war and similar events.
Our insurance coverage may exclude or may be inadequate to cover our liabilities related to such hazards or operational risks. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us could harm our business, results of operations and financial condition.
Furthermore, our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.
We may be subject to in-store and workplace health and safety liability, claims and penalties.
We are committed to protecting the health and well-being of our customers and employees in all of our stores and workplaces. We have workplace and in-store health and safety programs in place and have established policies and procedures aimed at ensuring compliance with applicable legislative requirements within our stores. Failure to comply with established policies and procedures or applicable legislative requirements could result in increased workplace or in-store injury-related liability and penalties. Any workplace or in-store injuries could lead to claims or litigation being brought against our company, which could adversely affect the reputation of our company and could have a material adverse effect on our business, operating results and financial condition. Although we maintain insurance policies we deem sufficient to address those situations, there is no guarantee a particular claim would be accepted by the insurer or that the insurance coverage would be sufficient.

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
Risks Related to Our Subordinate Voting Shares
The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with Bain Capital and our Chairman and Chief Executive Officer, who held our shares prior to our initial public offering.
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of April 3, 2022, shareholders who hold multiple voting shares (Bain Capital and our Chairman and Chief Executive Officer (including their respective affiliates)), together hold approximately 90.4% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.
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
We are currently controlled by Bain Capital. As of April 3, 2022, Bain Capital beneficially owned approximately 60.5% of our outstanding multiple voting shares, or approximately 54.7% of the combined voting power of our multiple voting and subordinate voting shares outstanding. In addition, our Chairman and Chief Executive Officer beneficially owns approximately 39.5% of our outstanding multiple voting shares, or approximately 35.7% of the combined voting power of our outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares we may continue to be a controlled company so long as an entity controlled by our Chairman and Chief Executive Officer continues to hold multiple voting shares.
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
If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund (“QEF”) election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership and disposition of our subordinate voting shares and certain distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our subordinate voting shares.
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
The trading market for our subordinate voting shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our subordinate voting shares adversely, or provide more favorable relative recommendations about our competitors, the price of our subordinate voting shares may decline. If any analyst who covers us or may cover us in the future were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our subordinate voting shares to decline.
Our constating documents permit us to issue an unlimited number of subordinate voting shares and multiple voting shares without additional shareholder approval.
We may, from time to time, issue additional subordinate voting shares in the future. Subject to the requirements of the NYSE and the TSX, we will not be required to obtain the approval of shareholders for the issuance of additional subordinate voting shares. Although the rules of the TSX generally prohibit us from issuing additional multiple voting shares, there may be certain circumstances where additional multiple voting shares may be issued, including upon receiving shareholder approval. Any further issuances of subordinate voting shares or multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of multiple voting shares may significantly lessen the combined voting power of our subordinate voting shares due to the 10-to-1 voting ratio between our multiple voting shares and subordinate voting shares.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Overview
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose is a lifestyle brand and a leading manufacturer of outerwear and apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment.
Across all channels, Canada Goose is sold in 64 countries as of April 3, 2022. During our Fall / Winter 2021 season, we sold through over 1,800 wholesale points of distribution.
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
B.    Growth Strategies
Our long-term growth strategy is based on the following four pillars:
Drive DTC mix higher. Since opening our first e-Commerce site in Canada in August of 2014, annual DTC revenue has grown to $740.4m in fiscal 2022, which represents 67.4% of total revenue. DTC allows us to consistently reach consumers how and where they want to shop, through complementary digital and retail experiences, while building deeper relationships and realizing higher margins. We intend to continue expanding our retail stores and e-Commerce operations globally, while also growing revenue from established distribution.
Increase penetration globally. While maintaining a focus in Canada, we plan to continue driving a higher percentage of total revenue internationally. We believe that we have large long-term opportunities in the United States, EMEA and Asia Pacific. We have significantly advanced the size of our business in these regions in recent years, and we plan to build on this momentum through further market development and distribution expansion. As of April 4, 2022, we completed a joint venture in Japan with our long-term partner, Sazaby League, Ltd., to expand our business in Japan. The joint venture entity, Canada Goose Japan, will be the exclusive distributor of our products in Japan through a national e-Commerce site and retail and wholesale points of distribution across the country. In addition, to expand our business in Korea, we have entered into a new distribution agreement with Lotte GFR (“Lotte”) pursuant to which Lotte shall be the exclusive distributor of our products through the e-Commerce, retail and wholesale channels in Korea. In fiscal 2022, 80.0% of our revenue was generated outside of Canada and 52.4% outside of North America.
Enhance product offering. As a product-led, function-first brand we will continue to evolve and expand our offering across styles, uses and climates. Giving people new ways to experience Canada Goose drives higher penetration and expands our geographic appeal. While continuing to grow our outerwear business, we are building out adjacent offerings including rainwear, windwear, knitwear, fleece, footwear and accessories.
Expand margins. As we scale our business, we plan to continue leveraging our brand and business model to drive higher margins. As our DTC mix further increases, we expect to capture incremental gross margin on a consolidated basis and realize higher operating margins. We also believe that we have a significant degree of pricing power with our products and we plan to continue optimizing our pricing to capture their full value with consumers.
Sourcing and Manufacturing
Uncompromised craftsmanship begins with sourcing the right raw materials. We use premium fabrics and finishings that are built to last.

In fiscal 2022, we achieved certification under the Responsible Down Standard (“RDS”). The RDS is an international, voluntary program that monitors the chain of custody for certified materials and ensures that RDS down standards are maintained throughout the entire supply chain. The RDS respects the Five Freedoms of animal welfare, prohibits live-plucking or force-feeding in the supply chain, and stipulates that all down is a by-product of the poultry industry.
As of April 3, 2022, we operate eight Canada Goose manufacturing facilities in Toronto, Winnipeg and Greater Montreal, one warehouse facility in Winnipeg and one Baffin manufacturing facility in Stoney Creek, Ontario. We also work with 12 Canadian subcontractors and 14 international manufacturing partners who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories. We have been recognized by the Government of Canada for supporting the apparel manufacturing industry in Canada.
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

C.    Organizational Structure
The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities) as of May 19, 2022.

Canada Goose Holdings Inc. (British Columbia)
Canada Goose Inc. (Ontario)
Baffin Limited (Ontario)
Canada Goose International Holdings Limited (UK)
Canada Goose US, Inc. (Delaware)
Canada Goose Netherlands Retail B.V. (Netherlands)
Baffin US, Inc. (Delaware)
Canada Goose France Retail SAS (France)
Canada Goose Italy Retail S.r.l (Italy)
Canada Goose UK Retail Limited (UK)
Canada Goose Germany Retail GmbH (Germany)
Canada Goose Services Limited (UK)
Canada Goose International AG (Zug)
Canada Goose Asia Holdings Limited (Hong Kong)
50%
Canada Goose Japan, K.K. (Japan)
CG (Shanghai) Trading Co., Ltd. (Jing'an, Shanghai)
Canada Goose HK Limited (Hong Kong)

D.    Property, Plants and Equipment
We maintain leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order.
As of April 3, 2022, we lease 61 properties globally, which is comprised of (i) 41 permanent and two temporary directly operated retail stores around the world, (ii) eight offices (two in Switzerland, three in Greater China, one in the United States and two in Canada, being our current office, showroom and manufacturing facility (the “Bowie Facility”) and our future head office location), (iii) eight additional manufacturing facilities in Canada (in addition to the Bowie Facility and including one manufacturing facility for Baffin), (iv) one warehouse facility in Canada and (v) one distribution centre in the United States. Our manufacturing and warehouse properties range in size from 50,000 to 170,000 square feet. We also occupy inventory space in the warehouses of several third party logistics providers in all of our primary regions.

ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
See below for Management’s Discussion & Analysis of Financial Conditions and Results of Operations.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the fourth quarter and year ended April 3, 2022
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated May 18, 2022 and provides information concerning our results of operations and financial condition for the fourth quarter and year ended April 3, 2022 (“fiscal 2022”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the year ended April 3, 2022 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F.
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
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to continue operating our business amid the societal, political and economic disruption caused by the novel coronavirus pandemic (“COVID-19”) and recent and ongoing geopolitical events;
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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•risks and global disruptions associated with the ongoing COVID-19 pandemic and geopolitical events, which may further affect general economic and operating conditions;
•additional potential closures or retail traffic disruptions impacting our retail stores and the retail stores of our wholesale partners as a result of COVID-19;
•we may not open new retail stores or expand e-Commerce access on our planned timelines;
•we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;
•unanticipated changes in the effective tax rate or adverse outcomes from audit examinations of corporate income or other tax returns;
•our indebtedness may adversely affect our financial condition;
•an economic downturn and general economic conditions (for example, inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally;
•our ability to forecast our inventory need and to manage our product distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights;
•the success of our business strategy;
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
BASIS OF PRESENTATION
The Annual Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Annual Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the Annual Financial Statements. The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements as described in note 4 to the Annual Financial Statements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision.
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
The Company’s fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 is the first 53-week fiscal year, ending on April 3, 2022, and the additional week was added to the third quarter ended January 2, 2022.
All references to “fiscal 2019” are to the Company’s fiscal year ended March 31, 2019; to “fiscal 2020” are to the Company’s fiscal year ended March 29, 2020; “fiscal 2021” are to the Company’s fiscal year ended March 28, 2021; and to “fiscal 2022” are to the Company’s fiscal year ending April 3, 2022.
Certain comparative figures have been reclassified to conform with the current year presentation. Depreciation and amortization for amounts not included in costs of goods sold, which were previously presented in a separate line item, are reflected in the presentation of selling, general & administrative (“SG&A”) expenses.

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the years ended April 3, 2022, March 28, 2021 and March 29, 2020 and the fourth quarters ended April 3, 2022 and March 28, 2021, and expresses the percentage relationship to revenues of certain financial statement captions. See “Results of Operations” for additional details and for the comparison discussions between the years ended April 3, 2022 and March 28, 2021.
For the comparison discussions between the years ended March 28, 2021 and March 29, 2020, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended March 28, 2021, filed with the SEC on May 13, 2021, which is hereby incorporated herein by reference.

CAD $ millions (except per share data)	For the year ended			Fourth quarter ended
	April 3, 2022	March 28, 2021(2)	March 29, 2020(2)	April 3, 2022	March 28, 2021(2)
Statement of Operations data:
Revenue	1,098.4	903.7	958.1	223.1	208.8
Gross profit	733.6	554.0	593.3	154.1	138.6
Gross margin	66.8%	61.3%	61.9%	69.1%	66.4%
Operating income	156.7	117.0	187.1	0.9	7.2
Net income (loss)	94.6	70.3	148.0	(9.1)	2.5
Earnings (loss) per share
Basic	$0.87	$0.64	$1.35	$(0.09)	$0.02
Diluted	$0.87	$0.63	$1.33	$(0.09)	$0.02
Non-IFRS Financial Measures:(1)
Adjusted EBIT	174.6	132.6	202.4	12.5	4.8
Adjusted EBIT margin	15.9%	14.7%	21.1%	5.6%	2.3%
Adjusted net income	119.4	86.2	143.5	4.1	0.7
Adjusted net income per basic share	$1.10	$0.78	$1.31	$0.04	$0.01
Adjusted net income per diluted share	$1.09	$0.78	$1.29	$0.04	$0.01

CAD $ millions	April 3, 2022	March 28, 2021(2)	March 29, 2020(2)
Financial Position:
Cash	287.7	477.9	31.7
Net working capital (1)	255.4	202.1	327.1
Total assets	1,340.6	1,478.5	1,090.7
Total non-current liabilities	631.2	638.8	384.5
Shareholders' equity	427.9	577.6	497.3
(1)See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
(2)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.

Segments
Our reporting segments align with our sales channels: Direct-to-Consumer (“DTC”), Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at April 3, 2022, our DTC segment includes sales to customers through our 56 national e-Commerce markets and 41 directly operated permanent retail stores across North America, Europe, and Asia Pacific. Through our Wholesale segment, we sell to a mix of retailers and international distributors. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees and SG&A expenses.
Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions.
•COVID-19 pandemic. COVID-19 continues to impact the global economy and public health officials have imposed restrictions and recommended precautions to mitigate the spread of the virus. These measures have resulted in temporary closures of our retail locations as well as reduced traffic and store productivity, similarly impacting our wholesale partners. Store operations have largely resumed over fiscal 2022 across our global store network, however 5 of our 41 stores continue to remain closed globally and retail store traffic remains below pre-pandemic levels as at April 3, 2022. As a result of slower than expected return of international retail traffic and limited time remaining on existing leases, the Company recorded $1.6m of impairment losses on fixed assets and $6.1m of impairment losses on right-of-use assets in respect of two retail stores in the DTC operating segment for the year ended April 3, 2022. The impairment losses were recorded as part of SG&A expenses.
Global supply chain disruptions continue from the ongoing challenges related to COVID-19, however these disruptions have not materially impacted our ability to fulfill demand and maintain sufficient inventory levels. While such costs have not been material to results of operations for the year ended April 3, 2022, we continue to anticipate and monitor escalating costs based both on freight constraints and required speed to stage inventory or deliver to consumers. All of our manufacturing facilities were operating throughout the fourth quarter and year ended April 3, 2022 at lower than pre-pandemic output levels to ensure appropriate distancing measures were in place. We expect to return to more normal levels of production as restrictions and recommended precautions are lifted.
We received rent concessions in the form of abatements and deferrals and rent concessions of $0.6m were recognized in the statement of income for the year ended April 3, 2022 (for the year ended March 28, 2021 - $4.1m).
Future developments relating to COVID-19 are highly uncertain and out of our control. Restrictions and recommended precautions related to the Omicron variant have been weighing on and may continue to weigh on ongoing demand improvement. Prolonged disruptions due to the pandemic, including the emergence of the new COVID-19 variants and mutations, may negatively impact our operations and result in temporary closures of our retail stores and manufacturing facilities, as well as our wholesale partners, lower retail store traffic, and impacts on our supply chain.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending in certain countries and travel corridors. We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted. We remain concerned about the conflict in Ukraine and impact on human life for those affected. In this quarter we announced that we have suspended all wholesale and e-Commerce sales to Russia, which represented less than 1% of total annual revenue in fiscal 2022.
•New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. This includes Canada Goose footwear and Baffin branded footwear through Baffin’s own distinct sales channels. We expect that certain new products may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 82.4%, 86.8% and 85.7% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2022, fiscal 2021, and fiscal 2020, respectively. Additionally, we generated 85.0%, 89.3% and 79.2% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2022, fiscal 2021, and fiscal 2020, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT(1) in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT(1) among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. The year ended April 3, 2022 is a 53-week year and as a result an additional week in our peak period was added to the third fiscal quarter. This resulted in further accentuation of quarterly seasonal trends. See “Basis of Presentation”.
(1)    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility (as defined below) and the Mainland China Facilities (as defined below). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Developments in international trade. We continue to monitor the impact on our operations in Europe as a result of the United Kingdom’s exit from the European Union (“Brexit”). We continue to build flexibility within our supply chain and leverage partners and technical resources to utilize duty savings under various Free Trade Agreements. Duty savings continue for U.S. shipments under the United States-Mexico-Canada Agreement. We monitor developments in international trade in countries where we operate that could have an impact on our business.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2022, 2021, and 2020, we generated 72.5%, 67.9%, and 62.3%, respectively, of our revenue in currencies other than Canadian dollars. Historically, most of our wholesale revenue was derived from orders made prior to the beginning of the fiscal year. This high degree of visibility into our anticipated future cash flows from wholesale operations is now significantly less certain given the COVID-19 disruptions. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. We continue to monitor our risk management program to take into account the prevailing global uncertainty of COVID-19.
We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the Chinese renminbi denominated principal and interest amounts payable on the Mainland China Facilities and U.S. dollar denominated principal and interest amounts payable on our Revolving Facility and the Term Loan Facility (as defined below). The Company has entered into foreign exchange cross-currency swap and forward contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.
The main foreign currency exchange rates that impact our business and operations as at and for the year ended April 3, 2022 and for the year ended March 28, 2021 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2022
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2022	April 3, 2022
USD/CAD	1.2280	1.2601	1.2600	1.2663	1.2536	1.2512
EUR/CAD	1.4804	1.4852	1.4409	1.4218	1.4571	1.3816
GBP/CAD	1.7170	1.7367	1.6991	1.6995	1.7131	1.6399
CHF/CAD	1.3485	1.3723	1.3669	1.3707	1.3646	1.3514
CNY/CAD	0.1902	0.1948	0.1971	0.1995	0.1954	0.1966
HKD/CAD	0.1581	0.1620	0.1618	0.1622	0.1610	0.1597

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2021
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2021	March 28, 2021
USD/CAD	1.3859	1.3316	1.3030	1.2666	1.3218	1.2580
EUR/CAD	1.5256	1.5579	1.5537	1.5267	1.5410	1.4831
GBP/CAD	1.7203	1.7212	1.7207	1.7461	1.7271	1.7345
CHF/CAD	1.4378	1.4486	1.4417	1.4003	1.4321	1.3384
CNY/CAD	0.1955	0.1926	0.1967	0.1955	0.1951	0.1923
HKD/CAD	0.1788	0.1718	0.1681	0.1633	0.1705	0.1619
    Source: Bank of Canada

Components of Our Results of Operations
Revenue
DTC revenue consists of sales through our e-Commerce operations and retail stores. DTC revenue is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
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
Other revenue comprises sales not directly allocated to the DTC or Wholesale segments, including sales to employees and comparative period sales of personal protective equipment (“PPE”) to federal, provincial, and local health authorities.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products and goods purchased from other manufacturers, including raw materials, direct labour, and overhead, plus freight, duties, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. Product development costs, primarily employee salaries and benefits, included in inventories and intangible assets are being recognized in cost of sales accordingly. Beginning in fiscal 2021, incurred product development costs, primarily employee salaries and benefits, are recognized in SG&A expenses. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-Commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations, as well as depreciation and amortization. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, a portion of our Revolving Facility, the Term Loan Facility, the Mainland China Facilities, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
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
Operating Income
Operating income is our gross profit less SG&A expenses. Operating margin measures our operating income as a percentage of revenue.
Net Interest and Other Finance Costs
Net interest, finance and other costs represents interest expense on our borrowings including the Revolving Facility, the Term Loan Facility, the Mainland China Facilities, and lease liabilities, as well as standby fees, net of interest income. In addition, corporate restructuring costs have been recognized in fiscal 2021.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.

RESULTS OF OPERATIONS
For the year ended April 3, 2022 compared to the year ended March 28, 2021
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	For the year ended		$ Change	% Change
	April 3, 2022	March 28, 2021(2)
Statement of Income data:
Revenue	1,098.4	903.7	194.7	21.5%
Cost of sales	364.8	349.7	(15.1)	(4.3)%
Gross profit	733.6	554.0	179.6	32.4%
Gross margin	66.8%	61.3%		550	bps
SG&A expenses	576.9	437.0	(139.9)	(32.0)%
SG&A expenses as % of revenue	52.5%	48.4%		(410)	bps
Operating income	156.7	117.0	39.7	33.9%
Operating margin	14.3%	12.9%		140	bps
Net interest, finance and other costs	39.0	30.9	(8.1)	(26.2)%
Income before income taxes	117.7	86.1	31.6	36.7%
Income tax expense	23.1	15.8	(7.3)	(46.2)%
Effective tax rate	19.6%	18.4%		(120)	bps
Net income	94.6	70.3	24.3	34.6%
Other comprehensive loss	(12.0)	(5.3)	(6.7)	(126.4)%
Comprehensive income	82.6	65.0	17.6	27.1%
Earnings per share
Basic	$0.87	$0.64	0.23	35.9%
Diluted	$0.87	$0.63	0.24	38.1%
Weighted average number of shares outstanding
Basic	108,296,802	110,261,600
Diluted	109,154,721	111,112,173
Non-IFRS Financial Measures:(1)
Adjusted EBIT	174.6	132.6	42.0	31.7%
Adjusted EBIT margin	15.9%	14.7%		120	bps
Adjusted net income	119.4	86.2	33.2	38.5%
Adjusted net income per basic share	$1.10	$0.78	0.32	41.0%
Adjusted net income per diluted share	$1.09	$0.78	0.31	39.7%
(1)See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
(2)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.

Revenue
Revenue for the year ended April 3, 2022 increased by $194.7m, or 21.5%, to $1,098.4m from $903.7m for the year ended March 28, 2021. Excluding $47.2m of temporary PPE sales in the comparative period, revenue increased by $241.9m or 28.2%. On a constant currency(1) basis, revenue increased by 23.2% for the year ended April 3, 2022 compared to the year ended March 28, 2021. Revenue generated from our DTC channel represented 67.4% of total revenue for the year ended April 3, 2022 compared to 58.3% for the year ended March 28, 2021.

	For the year ended		$ Change			% Change
CAD $ millions	April 3, 2022	March 28, 2021	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency
DTC	740.4	527.2	213.2	7.0	220.2	40.4%	41.8%
Wholesale	348.5	322.2	26.3	8.2	34.5	8.2%	10.7%
Other	9.5	54.3	(44.8)	—	(44.8)	(82.5)%	(82.5)%
Total revenue	1,098.4	903.7	194.7	15.2	209.9	21.5%	23.2%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Impact of 53-Week Year on Revenue
The Company’s fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 was our first 53-week fiscal year, ending on April 3, 2022, and the additional week was added to the third quarter ended January 2, 2022. The additional week in the third quarter in fiscal 2022, which is during our peak season, had a significant impact on revenue in the third and fourth quarter of fiscal 2022, as in the comparative period, the additional week was included in the fourth quarter, and the final week in the fourth quarter was included in the subsequent fiscal year. The additional week included in the reported results for the third quarter generated $40.9m in revenue and the final week in the fourth quarter generated $5.5m in revenue.
To explain the impact of the additional week, and to facilitate comparison with the results for the year ended March 28, 2021 over a similar calendar period, the below presents revenue for the year ended April 3, 2022 on the basis of excluding the final week of the fourth quarter ended April 3, 2022 (“53rd Week”).

	For the year ended				Change
CAD $ millions	April 3, 2022	53rd Week	April 3, 2022 excluding 53rd Week	March 28, 2021	$ Change	% Change
DTC	740.4	(4.7)	735.7	527.2	208.5	39.5%
Wholesale	348.5	(0.7)	347.8	322.2	25.6	7.9%
Other	9.5	(0.1)	9.4	54.3	(44.9)	(82.7)%
Total revenue	1,098.4	(5.5)	1,092.9	903.7	189.2	20.9%
DTC
Revenue from our DTC segment for the year ended April 3, 2022 was $740.4m compared to $527.2m for the year ended March 28, 2021. The increase of $213.2m or 40.4% was attributable to higher revenue from existing retail stores, complemented by e-Commerce growth of 15.9% and new retail expansion of the retail network. Excluding the 53rd Week, the increase in revenue was $208.5m or 39.5%.

Wholesale
Revenue from our Wholesale segment for the year ended April 3, 2022 was $348.5m compared to $322.2m for the year ended March 28, 2021. The increase of $26.3m or 8.2% was attributable to an increase in orders globally relative to the comparative period.
Other
Revenue from our Other segment for the year ended April 3, 2022 was $9.5m compared to $54.3m for the year ended March 28, 2021. The decrease of $44.8m or (82.5)% was mainly attributable to $47.2m of PPE sales in the comparative period, which were temporarily manufactured in support of COVID-19 response efforts.
Revenue by geography

	For the year ended		$ Change			% Change
CAD $ millions	April 3, 2022	March 28, 2021	As reported	Foreign exchange impact	In constant currency(2)	As reported	In constant currency(2)
Canada	219.2	217.7	1.5	—	1.5	0.7%	0.7%
United States	303.7	226.1	77.6	6.9	84.5	34.3%	37.4%
Asia Pacific	328.6	264.0	64.6	0.5	65.1	24.5%	24.7%
EMEA(1)	246.9	195.9	51.0	7.8	58.8	26.0%	30.0%
Total revenue	1,098.4	903.7	194.7	15.2	209.9	21.5%	23.2%
(1)EMEA comprises Europe, the Middle East, Africa, and Latin America.
(2)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue increased in all regions during the year ended April 3, 2022 compared to the comparative period resulting from an increase in both DTC and wholesale revenue. Revenue in Canada grew by 28.6% excluding the $47.2m of PPE sales made in the comparative period. Including PPE, revenue in Canada increased by 0.7%. The increase in revenue in all regions was attributable to higher revenues from existing retail stores, e-Commerce growth, retail store expansion, and wholesale growth.
Gross Profit
Gross profit and gross margin for the year ended April 3, 2022 were $733.6m and 66.8%, respectively, compared to $554.0m and 61.3%, respectively, for the year ended March 28, 2021. The increase in gross profit of $179.6m was attributable to higher revenue as noted above. Gross profit in the comparative period included the impact of $47.2m of non-recurring PPE sales, $13.5m of COVID-19 related government payroll subsidies, and $4.3m of manufacturing overhead costs during a period when production ceased due to COVID-19. Excluding the impact of these items, gross margin was 63.7% in the comparative period. Gross margin in the current period was favourably impacted by an increased proportion of DTC revenue from the comparative period, a lower proportion of sales to international distributors, and incremental benefits from pricing, which were partially offset by unfavourable impacts from product mix due to higher sales in non-parka categories, typically with lower margins.

	For the year ended
	April 3, 2022		March 28, 2021
CAD $ millions	Gross profit	Gross margin	Gross profit (loss)	Gross margin	$ Change	Change in bps
DTC	563.0	76.0%	402.4	76.3%	160.6	(30)	bps
Wholesale	166.5	47.8%	152.4	47.3%	14.1	50	bps
Other	4.1	43.2%	(0.8)	(1.5)%	4.9	—
Total gross profit	733.6	66.8%	554.0	61.3%	179.6	550	bps
DTC
Gross profit in our DTC segment was $563.0m for the year ended April 3, 2022 compared to $402.4m for the year ended March 28, 2021. The increase of $160.6m in gross profit was attributable to higher revenues. On a reported basis, including the benefit of government payroll subsidies in the prior period of 80 bps, gross margin declined by 30 bps compared to the comparative period. Hence, gross margin of 76.0% for the year ended April 3, 2022 represented an underlying increase of 50 bps when excluding non-recurring subsidies. During the year ended April 3, 2022, gross margin was favourably impacted by incremental benefits from pricing (+190 bps) which were partially offset by the increase in sales volumes in non-parka categories (-100 bps) and unfavourable region mix (-30 bps) from a higher proportion of sales in North America and EMEA.
Wholesale
Gross profit in our Wholesale segment was $166.5m for the year ended April 3, 2022 compared to $152.4m for the year ended March 28, 2021. The increase in gross profit of $14.1m was attributable to higher revenues. The gross margin was 47.8% for the year ended April 3, 2022, an increase of 50 bps compared to 47.3% in the comparative period. Excluding the prior year benefits from COVID-19 related government payroll subsidies (-230 bps), the gross margin in the comparative period was 45.0%. During the year ended April 3, 2022, the increase in gross margin was driven by incremental benefits from pricing (+380 bps) and by a higher proportion of sales to our wholesale partners compared to international distributors (+200 bps), which were partially offset by unfavourable impacts from product mix due to higher sales in non-parka categories (-310 bps).
Other
Gross profit in our Other segment was $4.1m for the year ended April 3, 2022 compared to gross loss of $0.8m for the year ended March 28, 2021, an increase of $4.9m. Gross profit in the prior year included $4.3m in overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19 and $1.5m in gross profit related to the sale of PPE. The balance of the gross profit increase versus the comparative period is due to higher employee sales.
SG&A Expenses
SG&A expenses were $576.9m for the year ended April 3, 2022 compared to $437.0m for the year ended March 28, 2021. The increase in SG&A expenses of $139.9m or 32.0% was attributable to $47.1m in higher costs related to new stores including the amortization associated with leased premises accounted for as right-of-use assets, and the reopening of existing retail stores, $19.8m of incremental investment in marketing to assist with brand awareness, the launch of footwear and support our growth through our digital sales channels, $16.8m of incremental personnel costs, $11.1m in strategic initiatives including continuing support of Canada Goose footwear, $6.4m related to e-Commerce volumes and infrastructure, and the loss of $13.6m of COVID-19 government payroll subsidies. As a result of slower than expected return of international retail traffic and limited time remaining on leases, we recorded $7.7m of impairment losses in respect of two retail stores.

	For the year ended
	April 3, 2022		March 28, 2021
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	229.9	31.1%	169.5	32.2%	(60.4)	(35.6)%
Wholesale	55.3	15.9%	48.1	14.9%	(7.2)	(15.0)%
Other	291.7	—	219.4	—	(72.3)	(33.0)%
Total SG&A expenses	576.9	52.5%	437.0	48.4%	(139.9)	(32.0)%
Included in SG&A Expenses were Depreciation and Amortization expenses of $81.1m for the year ended April 3, 2022 compared to $62.6m for the year ended March 28, 2021, an increase of $18.5m or 29.6%. Of this increase, $16.8m was driven by continued retail expansion.
DTC
SG&A expenses in our DTC segment for the year ended April 3, 2022 were $229.9m, or 31.1% of segment revenue, compared to $169.5m, or 32.2% of segment revenue, for the year ended March 28, 2021. The increase of $60.4m or 35.6% was attributable to $47.1m of higher operating costs from a larger store network, the reopening of existing retail stores and the associated personnel costs. Additionally there were $6.4m of higher costs related to e-Commerce volumes and infrastructure. The comparative period also benefited from $3.2m of COVID-19 related government payroll subsidies which did not recur. Pre-store opening costs and COVID-19 related temporary store closure costs of $3.2m and $0.2m, respectively, were recognized in the year ended April 3, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $5.2m and $7.6m, respectively, in the comparative period.
Included in SG&A Expenses were Depreciation and Amortization expenses of $70.3m for the year ended April 3, 2022 compared to $53.7m for the year ended March 28, 2021, an increase of $16.6m or 30.9%, which was largely driven by continued retail expansion. We recorded $1.6m of impairment losses on fixed assets and $6.1m of impairment losses on right-of-use assets as described above.
Wholesale
SG&A expenses in our Wholesale segment for the year ended April 3, 2022 were $55.3m compared to $48.1m for the year ended March 28, 2021. The increase of $7.2m or 15.0% was attributable to $3.2m of higher freight costs driven by incremental volume, $2.1m of service fees, and $2.6m of incremental warranty costs. The comparative period also benefited from $1.4m of COVID-19 related government payroll subsidies which did not recur.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $291.7m for the year ended April 3, 2022 compared to $219.4m for the year ended March 28, 2021. The increase of $72.3m or 33.0% was attributable to $19.2m of incremental investment in marketing and $11.1m in strategic initiatives, $18.9m of incremental personnel costs due to headcount growth offset by $4.8m of lower performance-based compensation. The increase was partially offset by $6.3m of favourable foreign exchange fluctuations related to working capital denominated in currencies other than Canadian dollars and the Term Loan Facility, net of hedge impacts. The comparable period also benefited from the $3.0m release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction and $9.0m of government payroll subsidies which did not recur.
Operating Income and Margin
Operating income and operating margin were $156.7m and 14.3% for the year ended April 3, 2022 compared to $117.0m and 12.9%, respectively, for the year ended March 28, 2021. The increase in operating income of $39.7m and operating margin of +140 bps was attributable to higher gross profit, partially offset by higher operating costs.

	For the year ended
	April 3, 2022		March 28, 2021
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
Segment:
DTC	333.1	45.0%	232.9	44.2%	100.2	80	bps
Wholesale	111.2	31.9%	104.3	32.4%	6.9	(50)	bps
Other	(287.6)	—	(220.2)	—	(67.4)	—
Total operating income	156.7	14.3%	117.0	12.9%	39.7	140	bps
DTC
DTC segment operating income and operating margin were $333.1m and 45.0% for the year ended April 3, 2022 compared to $232.9m and 44.2% for the year ended March 28, 2021. Excluding impairment costs the operating margin was 46.0%. The increase in operating income of $100.2m and operating margin of +80 bps, respectively, were attributable to improved sales volumes from reduced COVID-19 impacts globally. This was partially offset by higher operating and personnel costs, as well as increased depreciation and amortization due to incremental new stores and increased overall store activity relative to the comparative period, and impairment losses. Pre-store opening costs and COVID-19 related temporary store closure costs of $3.2m and $0.2m, respectively, were recognized in the year ended April 3, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $5.2m and $7.6m, respectively, in the comparative period.
Wholesale
Wholesale segment operating income and operating margin were $111.2m and 31.9% for the year ended April 3, 2022 compared to $104.3m and 32.4% for the year ended March 28, 2021. The increase in operating income of $6.9m was attributable to a higher segment revenue and gross profit, partially offset by higher SG&A expenses as discussed above.
Other
Other segment operating loss was $287.6m for the year ended April 3, 2022 compared to $220.2m for the year ended March 28, 2021. The increase in operating loss of $67.4m was attributable to $72.3m of higher SG&A expenses as discussed above, partially offset by $4.3m of overhead costs resulting from the temporary closure of our manufacturing facilities due to COVID-19 in the comparative period.

Net Interest, Finance and Other Costs
Net interest, finance and other costs were $39.0m for the year ended April 3, 2022 compared to $30.9m for the year ended March 28, 2021. The increase of $8.1m and 26.2% was driven by the acceleration of unamortized costs of $9.5m in connection with the Repricing Amendment (as defined below) on the Term Loan Facility and higher interest charges of $3.1m on the Term Loan Facility due to higher gross borrowings from the comparative period. The increase in net interest, finance and other costs was partially offset by lower interest charges of $1.3m on the Revolving Facility due to lower gross borrowings, corporate restructuring costs of $1.7m incurred in the comparative period, and $1.1m attributable to the acceleration of unamortized costs in connection with the Refinancing Amendment that took place in the comparative period.
Income Taxes
Income tax expense was $23.1m for the year ended April 3, 2022 compared to $15.8m for the year ended March 28, 2021. For the year ended April 3, 2022, the effective and statutory tax rates were 19.6% and 25.4%, respectively, compared to 18.4% and 25.4% for the year ended March 28, 2021, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates as well as the derecognition of deferred tax assets associated with tax relief from Swiss Tax Reform and non-capital losses in fiscal 2022.
Net Income
Net income for the year ended April 3, 2022 was $94.6m compared to $70.3m for the year ended March 28, 2021, driven by the factors described above.

For the fourth quarter ended April 3, 2022 compared to the fourth quarter ended March 28, 2021
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	Fourth quarter ended		$ Change	% Change
	April 3, 2022	March 28, 2021(3)
Statement of (Loss) Income data:
Revenue	223.1	208.8	14.3	6.8%
Cost of sales	69.0	70.2	1.2	1.7%
Gross profit	154.1	138.6	15.5	11.2%
Gross margin	69.1%	66.4%		270	bps
SG&A expenses	153.2	131.4	(21.8)	(16.6)%
SG&A expenses as % of revenue	68.7%	62.9%		(580)	bps
Operating income	0.9	7.2	(6.3)	(87.5)%
Operating margin	0.4%	3.4%		(300)	bps
Net interest, finance and other costs	7.0	8.2	1.2	14.6%
Loss before income taxes	(6.1)	(1.0)	(5.1)	(510.0)%
Income tax expense (recovery)	3.0	(3.5)	(6.5)	(185.7)%
Effective tax rate	(49.2)%	350.0%		(39,920)	bps
Net (loss) income	(9.1)	2.5	(11.6)	(464.0)%
Other comprehensive loss	(2.3)	(8.0)	5.7	71.3%
Comprehensive loss	(11.4)	(5.5)	(5.9)	(107.3)%
(Loss) earnings per share
Basic	$(0.09)	$0.02	$(0.11)	(550.0)%
Diluted	$(0.09)	$0.02	$(0.11)	(550.0)%
Weighted average number of shares outstanding
Basic	106,133,970	110,367,711
Diluted(1)	106,133,970	111,364,712
Non-IFRS Financial Measures:(2)
Adjusted EBIT	12.5	4.8	7.7	160.4%
Adjusted EBIT margin	5.6%	2.3%		330	bps
Adjusted net income	4.1	0.7	3.4	485.7%
Adjusted net income per basic share	$0.04	$0.01	$0.03	300.0%
Adjusted net income per diluted share	$0.04	$0.01	$0.03	300.0%
(1)Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. Accordingly, 564,433 potentially dilutive shares have been excluded from the calculation of diluted loss per share for the fourth quarter ended April 3, 2022.
(2)See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
(3)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.

Revenue
Revenue for the fourth quarter ended April 3, 2022 was $223.1m, an increase of $14.3m, or 6.8%, from $208.8m for the fourth quarter ended March 28, 2021. Revenue generated from our DTC channel represented 83.1% of total revenue for the fourth quarter ended April 3, 2022 compared to 82.2% for the fourth quarter ended March 28, 2021. On a constant currency(1) basis, revenue increased by 7.2% for the fourth quarter ended April 3, 2022 compared to the fourth quarter ended March 28, 2021.

	Fourth quarter ended		$ Change			% Change
CAD $ millions	April 3, 2022	March 28, 2021	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	185.4	171.6	13.8	(0.5)	13.3	8.0%	7.8%
Wholesale	35.1	33.9	1.2	1.2	2.4	3.5%	7.1%
Other	2.6	3.3	(0.7)	—	(0.7)	(21.2)%	(21.2)%
Total revenue	223.1	208.8	14.3	0.7	15.0	6.8%	7.2%
(1)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Impact of 53-Week Year on Revenue
The Company’s fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 was our first 53-week fiscal year, ending on April 3, 2022, and the additional week was added to the third quarter ended January 2, 2022. The additional week in the third quarter in fiscal 2022, which is during our peak season, had a significant impact on revenue in the third and fourth quarter of fiscal 2022, as in the comparative period, the additional week was included in the fourth quarter, and the final week in the fourth quarter was included in the subsequent fiscal year. The additional week which was previously reported in the third quarter generated $40.9m in revenue and the final week in the fourth quarter generated $5.5m in revenue.
To explain the impact of the additional week, and to facilitate comparison with the results for the fourth quarter ended March 28, 2021 over a similar calendar period, the below presents revenue for the fourth quarter ended April 3, 2022 on the basis of excluding the 53rd Week and including the last week of the third quarter ended January 2, 2022 (“14th Week”).

	Fourth quarter ended					Change
CAD $ millions	April 3, 2022	14th Week	53rd Week	April 3, 2022 including 14th Week, excluding 53rd Week	March 28, 2021	$ Change	% Change
DTC	185.4	38.6	(4.7)	219.3	171.6	47.7	27.8%
Wholesale	35.1	2.1	(0.7)	36.5	33.9	2.6	7.7%
Other	2.6	0.2	(0.1)	2.7	3.3	(0.6)	(18.2)%
Total revenue	223.1	40.9	(5.5)	258.5	208.8	49.7	23.8%
DTC
Revenue from our DTC segment was $185.4m for the fourth quarter ended April 3, 2022 compared to $171.6m for the fourth quarter ended March 28, 2021. The increase of $13.8m or 8.0% was attributable to higher revenue from existing stores and new retail expansion partially offset with a decrease in e-Commerce revenue of 12.3%. Excluding the 53-week, and including the last week of Q3, revenue increased by $33.9m resulting in growth of 27.8% for DTC, with e-Commerce growing at 1.2%.
Wholesale
Revenue from our Wholesale segment was $35.1m for the fourth quarter ended April 3, 2022 compared to $33.9m for the fourth quarter ended March 28, 2021. The increase of $1.2m or 3.5% was attributable to higher order values. Excluding the 53-week, and including the last week of Q3, revenue increased by $1.4m, resulting in growth of 7.7%.
Other
Revenue from our Other segment was $2.6m for the fourth quarter ended April 3, 2022 compared to $3.3m for the fourth quarter ended March 28, 2021. The decrease of $0.7m or (21.2)% was attributable to a decrease in employee sales.
Revenue by geography

	Fourth quarter ended		$ Change			% Change
CAD $ millions	April 3, 2022	March 28, 2021	As reported	Foreign exchange impact	In constant currency(2)	As reported	In constant currency(2)
Canada	40.2	39.2	1.0	—	1.0	2.6%	2.6%
United States	70.5	55.9	14.6	0.6	15.2	26.1%	27.2%
Asia Pacific	70.6	77.7	(7.1)	(1.8)	(8.9)	(9.1)%	(11.5)%
EMEA(1)	41.8	36.0	5.8	1.9	7.7	16.1%	21.4%
Total revenue	223.1	208.8	14.3	0.7	15.0	6.8%	7.2%
(1)EMEA comprises Europe, the Middle East, Africa, and Latin America.
(2)Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

Revenue increased in Canada, the United States and EMEA for the fourth quarter ended April 3, 2022 compared to the comparative quarter resulting from an increase in DTC revenue. Asia Pacific decreased due to lower DTC revenue.
Gross Profit
Gross profit and gross margin for the fourth quarter ended April 3, 2022 were $154.1m and 69.1%, respectively, compared to $138.6m and 66.4%, respectively, for the fourth quarter ended March 28, 2021. The increase in gross profit of $15.5m was attributable to higher revenue as noted above. Gross margin in the current quarter was favourably impacted by incremental benefits from pricing partially offset by unfavourable impacts from product mix due to higher sales in non-parka categories, typically with lower margins.

	Fourth quarter ended
	April 3, 2022		March 28, 2021
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	141.1	76.1%	127.2	74.1%	13.9	200	bps
Wholesale	11.8	33.6%	10.8	31.9%	1.0	170	bps
Other	1.2	46.2%	0.6	18.2%	0.6	—
Total gross profit	154.1	69.1%	138.6	66.4%	15.5	270	bps
DTC
Gross profit in our DTC segment was $141.1m for the fourth quarter ended April 3, 2022 compared to $127.2m for the fourth quarter ended March 28, 2021. The gross margin was 76.1% for the fourth quarter ended April 3, 2022, an increase of +200 bps compared to 74.1% in the comparative quarter. During the fourth quarter ended April 3, 2022, gross margin was favourably impacted by incremental impacts from pricing (+180 bps).
Wholesale
Gross profit in our Wholesale segment was $11.8m for the fourth quarter ended April 3, 2022 compared to $10.8m for the fourth quarter ended March 28, 2021. The increase of $1.0m in gross profit was attributable to lower revenues in 2021. The gross margin was 33.6% for the fourth quarter ended April 3, 2022, an increase of +170 bps compared to 31.9% in the comparative quarter. The gross margin in the comparative quarter included COVID-19 related government payroll benefits (+90 bps), excluding this impact, gross margin was 32.8% in the comparative year. During the fourth quarter ended April 3, 2022, gross margin was favourably impacted by the higher proportion of sales to our wholesale partners compared to international distributors (+110 bps).
Other
Gross profit in our Other segment was $1.2m respectively, for the fourth quarter ended April 3, 2022 compared to gross profit of $0.6m for the fourth quarter ended March 28, 2021, an increase of $0.6m from employee sales with higher margins.
SG&A Expenses
SG&A expenses were $153.2m for the fourth quarter ended April 3, 2022 compared to $131.4m for the fourth quarter ended March 28, 2021. The increase of $21.8m or 16.6% was attributable to $10.6m higher costs related to incremental new stores and the reopening of existing retail stores, $4.2m of unfavourable foreign exchange fluctuations related to working capital denominated in currencies other than Canadian dollars and the Term Loan Facility, net of hedge impacts and $4.8m in strategic initiatives, including digital capabilities and ongoing support of Canada Goose footwear. The increase was partially offset by $6.2m of reduced marketing expenditures due to a timing shift in activities. As a result of slower than expected return of international retail traffic and limited time remaining on existing leases, we recorded $7.7m of impairment losses in respect of two retail stores in the DTC operating segment in the current quarter.

	Fourth quarter ended
	April 3, 2022		March 28, 2021
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	69.4	37.4%	52.5	30.6%	(16.9)	(32.2)%
Wholesale	12.6	35.9%	13.8	40.7%	1.2	8.7%
Other	71.2	—	65.1	—	(6.1)	(9.4)%
Total SG&A expenses	153.2	68.7%	131.4	62.9%	(21.8)	(16.6)%
Depreciation and amortization, included above, was $21.6m for the fourth quarter ended April 3, 2022 compared to $17.4m for the fourth quarter ended March 28, 2021, an increase of $4.2m of which $3.8m was attributable to continued retail expansion.
DTC
SG&A expenses in our DTC segment for the fourth quarter ended April 3, 2022 were $69.4m, or 37.4% of segment revenue, compared to $52.5m, or 30.6% of segment revenue, for the fourth quarter ended March 28, 2021. The increase of $16.9m or 32.2% was attributable to $18.3m of higher operating costs due to incremental new stores and the reopening of existing retail stores including personnel costs. Additionally, there were $1.1m of higher costs related to e-Commerce volumes and to support our e-Commerce platform. These increases were partially offset by a $2.2m reduction in warranty costs. The comparative quarter also benefited from $0.8m of COVID-19 related government payroll subsidies which did not recur. Pre-store opening costs and COVID-19 related temporary store closure costs of less than $0.1m and $nil, respectively, were recognized in the fourth quarter ended April 3, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $0.3m and $0.3m, respectively, in the comparative quarter.
Depreciation and amortization, included above, was $19.0m for the fourth quarter ended April 3, 2022 compared to $15.3m for the fourth quarter ended March 28, 2021, an increase of $3.7m, which was largely attributable to continued retail expansion. We also recorded $7.7m of impairment losses as described above.
Wholesale
SG&A expenses in our Wholesale segment for the fourth quarter ended April 3, 2022 were $12.6m, or 35.9% of segment revenue, compared to $13.8m, or 40.7% of segment revenue, for the fourth quarter ended March 28, 2021. The decrease of $1.2m or 8.7% was attributable to $3.3m of lower warranty costs partially offset by $1.0m of higher freight costs, $0.5m of higher marketing costs and $0.3m of higher service fees.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $71.2m for the fourth quarter ended April 3, 2022 compared to $65.1m for the fourth quarter ended March 28, 2021. The increase of $6.1m or 9.4% was attributable $5.0m in strategic initiatives, $4.1m unfavourable foreign exchange fluctuations related to working capital denominated in currencies other than Canadian dollars and the Term Loan Facility, net of hedge impacts and $3.1m increase driven by transaction related legal costs. The increase was partially offset by $6.6m of reduced marketing expenditures due to timing of activities.

Operating Income and Margin
Operating income and operating margin were $0.9m and 0.4% for the fourth quarter ended April 3, 2022 compared to operating income and operating margin of $7.2m and 3.4% the fourth quarter ended March 28, 2021. The decrease in operating income of $6.3m and operating margin of 300 bps were attributable to higher operating and impairment costs noted above, partially offset by higher gross profit.

	Fourth quarter ended
	April 3, 2022		March 28, 2021
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
Segment:
DTC	71.7	38.7%	74.7	43.5%	(3.0)	(480)	bps
Wholesale	(0.8)	(2.3)%	(3.0)	(8.8)%	2.2	650	bps
Other	(70.0)	—	(64.5)	—	(5.5)	—
Total operating income	0.9	0.4%	7.2	3.4%	(6.3)	(300)	bps
DTC
DTC segment operating income was $71.7m for the fourth quarter ended April 3, 2022 compared to $74.7m for the fourth quarter ended March 28, 2021. Despite improved sales volumes, operating income and operating margin decreased by $3.0m and 480 bps, respectively. Excluding impairment losses as described above, operating income was $79.4m and operating margin was 42.8%. Pre-store opening costs and COVID-19 related temporary store closure costs of less than $0.1m and $nil , respectively, were recognized in the fourth quarter ended April 3, 2022 compared to pre-store opening costs and COVID-19 related temporary store closure costs of $0.4m and $0.7m, respectively, in the comparative quarter.
Wholesale
Wholesale segment operating loss and operating margin were $0.8m and (2.3)% for the fourth quarter ended April 3, 2022 compared to $3.0m and (8.8)% for the fourth quarter ended March 28, 2021. The decrease in operating loss of $2.2m and increase in operating margin of 650 bps were attributable to a higher segment revenue and gross profit, as well as lower SG&A expenses as discussed above.
Other
Other segment operating loss was $70.0m for the fourth quarter ended April 3, 2022 compared to $64.5m for the fourth quarter ended March 28, 2021. The increase in operating loss of $5.5m was attributable to higher SG&A expenses as discussed above.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $7.0m for the fourth quarter ended April 3, 2022 compared to $8.2m for the fourth quarter ended March 28, 2021. The decrease of $1.2m or 14.6% was driven by lower interest charges of $1.0m on the Term Loan Facility due to a lower average interest rate on borrowings in the comparative quarter.

Income Taxes
Income tax expense was $3.0m for the fourth quarter ended April 3, 2022 compared to income tax recovery of $3.5m for the fourth quarter ended March 28, 2021. For the fourth quarter ended April 3, 2022, the effective and statutory tax rates were (49.20)% and 25.4%, respectively, compared to 350.0% and 25.4% for the fourth quarter ended March 28, 2021. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates. Also, the reduction in deferred tax assets related to the Swiss Tax Reform and non-capital losses contributed to net tax expense during a quarter of overall loss while in the prior year, there were less non-deductible expenses, creating a positive rate recovery.
Net Loss (Income)
Net loss for the fourth quarter ended April 3, 2022 was $9.1m compared to net income of $2.5m for the fourth quarter ended March 28, 2021, driven by the factors described above.
Quarterly Financial Information

	Fiscal 2022				Fiscal 2021
CAD $ millions (except per share data)(2)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue
DTC	185.4	443.9	82.0	29.1	171.6	299.1	46.2	10.4
Wholesale	35.1	138.2	149.1	26.1	33.9	161.1	118.5	8.7
Other	2.6	4.0	1.8	1.1	3.3	13.8	30.1	7.0
Total	223.1	586.1	232.9	56.3	208.8	474.0	194.8	26.1
% of fiscal year revenue	20.3%	53.4%	21.2%	5.1%	23.1%	52.5%	21.6%	2.9%
Net (loss) income	(9.1)	151.3	9.9	(57.5)	2.5	107.0	10.6	(49.8)
(Loss) earnings per share
Basic	$(0.09)	$1.42	$0.09	$(0.52)	$0.02	$0.97	$0.10	$(0.45)
Diluted	$(0.09)	$1.40	$0.09	$(0.52)	$0.02	$0.96	$0.10	$(0.45)
Adjusted EBIT(1)	12.5	206.0	17.4	(61.3)	4.8	157.9	16.0	(46.1)
Adjusted net income (loss) per diluted share(1)	$0.04	$1.41	$0.13	$(0.46)	$0.01	$1.01	$0.11	$(0.35)
(1)See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure for the current and comparative period.
(2)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.
Revenue in our Wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season.

Revenue
Over the last eight quarters, revenue has been impacted by the following:
•the extra week in fiscal 2022 which has been added to the third quarter, as this fiscal year is our first 53-week year;
•COVID-19 beginning in the fourth quarter of fiscal 2020;
•timing of store openings;
•launch and expansion of international e-Commerce sites;
•timing and extent of SG&A, including demand generation activities;
•increased manufacturing flexibility with higher in-house production, which has an impact on the timing of wholesale order shipments and customer demand;
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
Net (Loss) Income
Over the last eight quarters, net (loss) income has been affected by the following factors:
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
•the nature and timing of transaction costs in connection with the Baffin acquisition, and amendments to long-term debt agreements; and

•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions.
NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income, constant currency revenue, net debt, net working capital, and free operating cash flow, as well as certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income per basic and diluted share, net debt leverage, and net working capital turnover, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	For the year ended		Fourth quarter ended
CAD $ millions (except per share data)	April 3, 2022	March 28, 2021(1)	April 3, 2022	March 28, 2021(1)

Adjusted EBIT	174.6	132.6	12.5	4.8
Adjusted EBIT margin	15.9%	14.7%	5.6%	2.3%
Adjusted EBITDA	268.1	202.0	38.3	25.3
Adjusted net income	119.4	86.2	4.1	0.7
Adjusted net income per basic share	$1.10	$0.78	$0.04	$0.01
Adjusted net income per diluted share	$1.09	$0.78	$0.04	$0.01
Free operating cash flow	67.5	222.9	(49.5)	22.8
(1)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.

CAD $ millions	April 3, 2022	March 28, 2021
Net debt	(333.8)	(154.2)
Net working capital	255.4	202.1
Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net income, and adjusted net income per basic and diluted share
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including COVID-19, that we believe are not otherwise reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.

For the years ended April 3, 2022 and March 28, 2021, we believe that identifying certain costs directly resulting from the impact of COVID-19 and excluding these amounts from our calculation of the non-IFRS financial measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. For the year ended April 3, 2022, these primarily comprised of temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions recognized during the period.
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
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS measures to determine the Company’s financial leverage and ability to meet its debt obligations. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
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

The tables below reconcile net income to adjusted EBIT, adjusted EBITDA and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	For the year ended		Fourth quarter ended
CAD $ millions	April 3, 2022	March 28, 2021(1)	April 3, 2022	March 28, 2021(1)
Net income (loss)	94.6	70.3	(9.1)	2.5
Add (deduct) the impact of:
Income tax expense (recovery)	23.1	15.8	3.0	(3.5)
Net interest, finance and other costs	39.0	30.9	7.0	8.2
Operating Income	156.7	117.0	0.9	7.2
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	2.7	(1.7)	1.1	(3.1)
Share-based compensation (b)	0.2	0.5	—	0.2
Net temporary store closure costs (c)	0.2	7.5	—	0.7
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	4.3	—	—
Pre-store opening costs (d)	3.2	5.2	0.1	0.4
Transition of logistics agencies (g)	0.1	2.2	—	—
Costs of the Baffin acquisition (h)	—	1.0	—	—
Non-cash provision release (i)	—	(3.0)	—	—
Joint Venture transaction costs (j)	0.7	—	0.7	—
Impairment losses (k)	7.7	—	7.7	—
Other (n)	3.1	(0.4)	2.0	(0.6)
Total adjustments	17.9	15.6	11.6	(2.4)
Adjusted EBIT	174.6	132.6	12.5	4.8
Adjusted EBIT margin	15.9%	14.7%	5.6%	2.3%
(1)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.

	For the year ended		Fourth quarter ended
CAD $ millions	April 3, 2022	March 28, 2021(1)	April 3, 2022	March 28, 2021(1)
Net income (loss)	94.6	70.3	(9.1)	2.5
Add (deduct) the impact of:
Income tax expense (recovery)	23.1	15.8	3.0	(3.5)
Net interest, finance and other costs	39.0	30.9	7.0	8.2
Operating Income	156.7	117.0	0.9	7.2
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	2.7	(1.7)	1.1	(3.1)
Share-based compensation (b)	0.2	0.5	—	0.2
Net temporary store closure costs (c)	0.2	7.5	—	0.7
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	4.3	—	—
Pre-store opening costs (d)	3.2	5.2	0.1	0.4
Transition of logistics agencies (g)	0.1	2.2	—	—
Costs of the Baffin acquisition (h)	—	1.0	—	—
Non-cash provision release (i)	—	(3.0)	—	—
Joint Venture transaction costs (j)	0.7	—	0.7	—
Impairment losses (k)	7.7	—	7.7	—
Other (n)	3.1	(0.4)	2.0	(0.6)
Depreciation and amortization (o)	95.8	77.4	25.8	21.0
Temporary store closure costs - depreciation (e)	(0.2)	(5.0)	—	(0.4)
Pre-store opening costs - depreciation (f)	(2.1)	(3.0)	—	(0.1)
Adjusted EBITDA	268.1	202.0	38.3	25.3
(1)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.

	For the year ended		Fourth quarter ended
CAD $ millions	April 3, 2022	March 28, 2021(1)	April 3, 2022	March 28, 2021(1)
Net income (loss)	94.6	70.3	(9.1)	2.5
Add (deduct) the impact of:
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	2.7	(1.7)	1.1	(3.1)
Share-based compensation (b)	0.2	0.5	—	0.2
Net temporary store closure costs (c) (e)	0.2	9.0	—	0.9
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	4.3	—	—
Pre-store opening costs (d) (f)	3.6	6.0	0.1	0.6
Transition of logistics agencies (g)	0.1	2.2	—	—
Costs of the Baffin acquisition (h)	—	1.0	—	—
Non-cash provision release (i)	—	(3.0)	—	—
Joint Venture transaction costs (j)	0.7	—	0.7	—
Impairment losses (k)	7.7	—	7.7	—
Deferred tax adjustment (l)	4.5	—	4.5	—
Acceleration of unamortized costs on Term Loan Facility Repricing (m)	9.5	1.1	—	—
Restructuring expense (c)	—	1.7	—	—
Other (n)	3.1	(0.2)	2.0	(0.6)
Total adjustments	32.3	20.9	16.1	(2.0)
Tax effect of adjustments	(7.5)	(5.0)	(2.9)	0.2
Adjusted net income	119.4	86.2	4.1	0.7
(1)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of $nil and $0.1m in the fourth quarter and year ended April 3, 2022, respectively, (fourth quarter and year ended March 28, 2021 - $0.2m and $0.2m, respectively) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $nil and $0.2m were incurred in the fourth quarter and year ended April 3, 2022, respectively. These were comprised of temporary store costs of $nil and $0.4m, partially offset by government subsidies of $nil and $0.2m in Europe in the fourth quarter and year ended April 3, 2022, respectively. Globally, government subsidies of

$0.4m and $27.5m were recognized in the fourth quarter and year ended March 28, 2021, respectively. Government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($nil and $1.3m), temporary store closure costs ($0.4m and $1.8m), and restructuring expense ($nil and $0.4m), for the fourth quarter and year ended March 28, 2021, respectively. The benefit of $0.4m and $24.0m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the fourth quarter and year ended March 28, 2021, respectively.
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes $nil and less than $0.1m of interest expense on lease liabilities for temporary store closures for the fourth quarter and year ended April 3, 2022, respectively (fourth quarter and year ended March 28, 2021 - $0.1m and $1.5m, respectively).
(f)Pre-store opening costs incurred in (d) above as well as less than $0.1m and $0.4m of interest expense on lease liabilities for new retail stores during pre-opening periods in the fourth quarter and year ended April 3, 2022, respectively (fourth quarter and year ended March 28, 2021 - $0.2m and $0.8m, respectively).
(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(h)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(i)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the year ended March 28, 2021.
(j)Acquisition and transactions costs related to the Japanese joint venture recognized in the year ended April 3, 2022.
(k)Impairment losses for non-financial retail assets recorded as the result of the annual impairment assessment for the year ended April 3, 2022.
(l)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG in the year ended April 3, 2022.
(m)Non-cash unamortized costs accelerated in connection with the Repricing Amendment on April 9, 2021 during the year ended April 3, 2022 and the amendments to the Term Loan Facility on October 7, 2020 and May 10, 2019 for the year ended March 28, 2021.
(n)Costs for legal proceeding fees including for the defense of class action lawsuits and rent abatements received.
(o)Adjusted EBITDA is calculated as adjusted EBIT plus depreciation and amortization as determined in accordance with IFRS, less the depreciation impact for both temporary store closures (e) and pre-store opening costs (f). Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at April 3, 2022 and March 28, 2021:

CAD $ millions	April 3, 2022	March 28, 2021	$ Change	% Change
Current assets	762.3	896.9	(134.6)	(15.0)%
Deduct: Cash	(287.7)	(477.9)	190.2	(39.8)%
Current assets, net of cash	474.6	419.0	55.6	13.3%

Current liabilities	281.5	262.1	19.4	7.4%
Deduct the impact of:
Short-term borrowings	(3.8)	—	(3.8)	—%
Current portion of lease liabilities	(58.5)	(45.2)	(13.3)	29.4%
Current liabilities, net of short-term borrowings and current portion of lease liabilities	219.2	216.9	2.3	1.1%
Net working capital	255.4	202.1	53.3	26.4%
(1)See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
As at April 3, 2022, we had $255.4m of net working capital compared to $202.1m of net working capital as at March 28, 2021. The $53.3m increase, or 26.4%, was attributable to a $51.0m increase in inventory. Net working capital turnover(1) was 25.3% in the year ended April 3, 2022.

Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the year ended April 3, 2022 compared to the year ended March 28, 2021, and for the fourth quarter ended April 3, 2022 compared to the fourth quarter ended March 28, 2021.

	For the year ended			Fourth quarter ended
CAD $ millions	April 3, 2022	March 28, 2021(2)	$ Change	April 3, 2022	March 28, 2021(2)	$ Change
Total cash provided by (used in):
Operating activities	151.6	288.6	(137.0)	(21.6)	42.6	(64.2)
Investing activities	(37.2)	(26.9)	(10.3)	(13.8)	(8.8)	(5.0)
Financing activities	(298.2)	197.0	(495.2)	(80.5)	(17.3)	(63.2)
Effects of foreign currency exchange rate changes on cash	(6.4)	(12.5)	6.1	(4.5)	(7.6)	3.1
(Decrease) increase in cash	(190.2)	446.2	(636.4)	(120.4)	8.9	(129.3)
Cash, beginning of period	477.9	31.7	446.2	408.1	469.0	(60.9)
Cash, end of period	287.7	477.9	(190.2)	287.7	477.9	(190.2)

Free operating cash flow(1)	67.5	222.9	(155.4)	(49.5)	22.8	(72.3)
(1)See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure - and “Free operating cash flow” for a reconciliation to the nearest IFRS measure.
(2)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China Facilities, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC segment and the collection of receivables from wholesale revenue earlier in the year.

Cash flows from operating activities
Cash flows from operating activities were $151.6m for the year ended April 3, 2022 compared to $288.6m for the year ended March 28, 2021. The decrease in cash from operating activities of $137.0m was largely driven by $127.7m of increased inventory production as our manufacturing facilities exclusively produced PPE in the comparative period.
Cash flows used in operating activities was $21.6m for the fourth quarter ended April 3, 2022 compared to cash flows from operating activities of $42.6m for the fourth quarter ended March 28, 2021. The decrease in cash from operating activities of $64.2m was driven by $14.9m of lower receivables, $25.4m of increased inventory production, and $27.2m of accounts payable and accrued liabilities driven by higher accrued expenses.
Cash flows used in investing activities
Cash flows used in investing activities were $37.2m for the year ended April 3, 2022 compared to $26.9m for the year ended March 28, 2021. The increase in cash flows used in investing activities of $10.3m was primarily due to the investment program behind our strategic initiatives, including higher costs incurred for retail store construction.
Cash flows used in investing activities were $13.8m for the fourth quarter ended April 3, 2022 compared to cash flows used in investing activities of $8.8m for the fourth quarter ended March 28, 2021. The increase in cash flows used in investing activities of $5.0m was due to the investment program behind our strategic initiatives as described above.
Cash flows (used in) from financing activities
Cash flows used in financing activities were $298.2m for the year ended April 3, 2022 compared to cash flows from financing activities of $197.0m for the year ended March 28, 2021. The increase in cash flows from financing activities of $495.2m was driven by higher borrowings on the Term Loan Facility in the comparative period and the payments for the purchase of subordinate voting shares related to the Normal Course Issuer Bid (“NCIB”) as described below.
Cash flows used in financing activities were $80.5m for the fourth quarter ended April 3, 2022 compared to $17.3m for the fourth quarter ended March 28, 2021. The increase in cash flows used in financing activities of $63.2m was largely driven by $65.9m of payments for the purchase of subordinate voting shares related to the NCIB as described above.

Free operating cash flow(1)
The table below reconciles the cash flows from (used in) operating and investing activities, principal payments on lease liabilities to free operating cash flow.

	For the year ended			Fourth quarter ended
CAD $ millions	April 3, 2022	March 28, 2021(2)	$ Change	April 3, 2022	March 28, 2021(2)	$ Change
Total cash from (used in):
Operating activities	151.6	288.6	(137.0)	(21.6)	42.6	(64.2)
Investing activities	(37.2)	(26.9)	(10.3)	(13.8)	(8.8)	(5.0)
Deduct the impact of:
Principal payments on lease liabilities	(46.9)	(38.8)	(8.1)	(14.1)	(11.0)	(3.1)
Free operating cash flow(1)	67.5	222.9	(155.4)	(49.5)	22.8	(72.3)
(1)See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
(2)The Company adopted a change in accounting policy on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application.
Free operating cash flow decreased to $67.5m for the year ended April 3, 2022 from $222.9m for the year ended March 28, 2021 due to lower cash flows from operating and investing activities as described above, and higher principal paid on lease liabilities.
Free operating cash flow decreased to $(49.5)m for the fourth quarter ended April 3, 2022 from $22.8m for the fourth quarter ended March 28, 2021 due to the factors described above.
Indebtedness
The following table presents our net debt(1) as of April 3, 2022 and March 28, 2021.

CAD $ millions	April 3, 2022	March 28, 2021	$ Change
Cash	287.7	477.9	(190.2)
Mainland China Facilities	—	—	—
Revolving Facility	—	—	—
Term Loan Facility	(370.8)	(377.3)	6.5
Lease liabilities	(250.7)	(254.8)	4.1
Net debt(1)	(333.8)	(154.2)	(179.6)
(1)See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at April 3, 2022, net debt was $333.8m compared to $154.2m as at March 28, 2021. The increase of $179.6m was driven by a lower cash position of $190.2m partially offset by an increase in the borrowings of the Term Loan Facility by $6.5m due to the Refinancing Amendment and an increase of $4.1m in lease liabilities. Net debt leverage(1) as at April 3, 2022 was 1.2 times adjusted EBITDA.

Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility (“Revolving Facility”) consisting of a revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on June 3, 2024. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
As at April 3, 2022, the Company had repaid all principle amounts owing on the revolving facility (March 28, 2021 - $nil). As at April 3, 2022, interest and administrative fees for $0.5m remain outstanding. Deferred financing charges in the amounts of $0.9m (March 28, 2021 - $1.7m), were included in other long-term liabilities. As at and during the year ended April 3, 2022, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $191.8m as at April 3, 2022 (March 28, 2021 - $181.2m).
The Company had a first-in, last-out facility included in the Revolving Facility in the amount of $50.0m which matured on May 25, 2021. No amounts were outstanding at the time of maturity and the first-in, last-out facility has not been renewed. As the facility was not renewed, deferred financing costs of $0.4m were written off to the statement of income.
As at April 3, 2022, the Company had letters of credit outstanding under the Revolving Facility of $4.6m (March 28, 2021 - $5.0m).
Term Loan Facility
The Company has a senior secured loan agreement (“Term Loan Facility”) with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility. As a result of the Refinancing Amendment which took place on October 7, 2020, the aggregate principal amount owing increased to US$300.0m from US$113.8m.
On April 9, 2021, the Company entered into an agreement with its lenders to reprice its term loan, referred to as the Repricing Amendment and Fifth Amendment to Credit Agreement ("Repricing Amendment"). The Repricing Amendment decreases the interest to a rate of LIBOR plus an applicable margin of 3.50% from LIBOR plus an applicable margin of 4.25%, payable quarterly in arrears. The Company elected to account for the Repricing Amendment as a debt extinguishment and re-borrowing of the loan amount. As a result, the acceleration of unamortized costs of $9.5m was included in net interest, finance and other costs in the statement of income. In connection with the Repricing Amendment, the Company incurred transaction costs of $0.9m which are being amortized using the effective interest rate method over the new term to maturity.
As a result of the Repricing Amendment, there were no changes to the following terms from the existing Term Loan Facility: a) the aggregate principal amount of US$300.0m; b) the maturity date of October 7, 2027; c) LIBOR may not be less than 0.75%, and d) US$0.75m on the principal amount is repayable quarterly. The Repricing Amendment had no impact on the existing derivative contracts entered into on October 30, 2020.
Voluntary prepayments of amounts owing under the Term Loan Facility may be made at any time without premium or penalty but once repaid may not be reborrowed. The Company began quarterly repayments of US$0.75m on the principal amount during the first quarter ended June 27, 2021. The Company has pledged substantially all of its assets as collateral for the Term

Loan Facility. The Term Loan Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended April 3, 2022, the Company was in compliance with all covenants.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at April 3, 2022, we had $370.8m (US$296.3m) aggregate principal amount outstanding under the Term Loan Facility (March 28, 2021 - $377.3m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate. As at March 28, 2021, prior to the Refinancing Amendment, the aggregate principal amount owing was $377.3m.
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB 310.0m ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at April 3, 2022, the Company had no amounts owing on the Mainland China Facilities (March 28, 2021 - $nil).
Short-term Borrowings
As at April 3, 2022, the Company has short-term borrowings in the amount of $3.8m. Short-term borrowings are the quarterly principal repayments on the term loan of $3.8m (March 28, 2021 - $nil). Short-term borrowings are all due within the next 12 months.
Lease Liabilities
The Company had $250.7m (March 28, 2021 - $254.8m) of lease liabilities as at April 3, 2022, of which $58.5m (March 28, 2021 - $45.2m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Normal Course Issuer Bid (“NCIB”)
The Company has initiated a NCIB in relation to its subordinate voting shares. The Company is authorized to make purchases under the NCIB from August 20, 2021 to August 19, 2022, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 5,943,239 subordinate voting shares, representing approximately 10.0% of the issued and outstanding subordinate voting shares as at August 6, 2021. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, or by such other means as a securities regulatory authority may permit. Under the NCIB, the Company will be allowed to purchase daily, through the facilities of the TSX, a maximum of 256,010 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on February 1, 2021 to July 31, 2021. Repurchased subordinate voting shares will be cancelled. A copy of the Company's notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting the Company. The Company believes that the purchase of its subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash.

Further, the Board of Directors has authorized the Company to initiate an automatic share purchase plan ("ASPP") under which a designated broker may purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout period. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the ASPP or upon the date of expiry of the NCIB.
For the year ended April 3, 2022, the Company purchased 5,636,763 subordinate voting shares for cancellation for total cash consideration of $253.2m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $241.3m charged to retained earnings.
For the fourth quarter ended April 3, 2022, the Company purchased 1,771,627 subordinate voting shares for cancellation for total cash consideration of $65.9m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $62.0m charged to retained earnings.
Capital Management
The Company manages its capital and capital structure, which the objectives of safeguarding sufficient net working capital(1) over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
(1)    See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at April 3, 2022:

CAD $ millions	2023	2024	2025	2026	2027	Thereafter	Total
Accounts payable and accrued liabilities	176.2	—	—	—	—	—	176.2
Term Loan Facility	3.8	3.8	3.8	3.8	3.8	351.8	370.8
Interest commitments relating to borrowings(1)	17.2	16.7	16.7	16.7	16.7	8.4	92.4
Foreign exchange forward contracts	0.9	—	—	2.7	—	—	3.6
Lease obligations	65.8	54.6	50.5	39.6	33.3	79.9	323.7
Pension obligation	—	—	—	—	—	2.2	2.2
Total contractual obligations	263.9	75.1	71.0	62.8	53.8	442.3	968.9
(1)Interest commitments are calculated based on the loan balance and the interest rate payable on the term loan of 4.51% as at April 3, 2022.
As at April 3, 2022, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, and deferred income tax liabilities. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. The Company in Europe also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Refer to the “Credit risk” section of this MD&A for additional details on the Trade accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at April 3, 2022.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company shall immediately reimburse the issuing bank for amounts drawn on issued letters of guarantees. As at April 3, 2022, the Company had $5.4m outstanding in connection to the letters of guarantee.
In addition, during the fourth quarter ended April 3, 2022, a subsidiary of the Company in Mainland China entered into letters of guarantee in the amount of $9.3m. Amounts will be used to support retail operations through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at May 13, 2022, there were 54,190,432 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at May 13, 2022, there were 2,719,189 options and 215,248 restricted share units outstanding under the Company’s equity incentive plans, of which 1,034,458 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
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
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at April 3, 2022, accounts receivable totaling approximately $8.1m (March 28, 2021 - $5.7m) were insured subject to the policy cap. Complementary to third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at April 3, 2022, customer deposits of $0.2m (March 28, 2021 - $1.6m) were included in accounts payable and accrued liabilities.
The aging of trade receivables was as follows:

			Past due
CAD $ millions	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	22.0	14.4	2.8	2.1	2.7
Credit card receivables	2.5	2.5	—	—	—
Other receivables	19.3	9.5	—	—	9.8
April 3, 2022	43.8	26.4	2.8	2.1	12.5

Trade accounts receivable	21.9	9.0	5.4	1.4	6.1
Credit card receivables	2.1	2.1	—	—	—
Government grant receivable	4.4	4.4	—	—	—
Other receivables	14.3	14.3	—	—	—
March 28, 2021	42.7	29.8	5.4	1.4	6.1
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its revolving facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the year ended April 3, 2022, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $26.6m which were derecognized from the Company’s statement of financial position (March 28, 2021 - $16.9m). Fees of less than $0.1m were incurred during the year ended April 3, 2022 (March 28, 2021 - less than $0.1m) and included in net interest, finance and other costs in the statement of income. As at April 3, 2022, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $2.0m (March 28, 2021 - $nil).
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Annual Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, and Swedish krona exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. On December 18, 2020, the Company initiated the operating hedge program for the fiscal year ending April 3, 2022. During the second quarter ended September 26, 2021, the Company initiated the operating hedge program for the fiscal year ending April 2, 2023.
The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	For the year ended				Fourth quarter ended
	April 3, 2022		March 28, 2021		April 3, 2022		March 28, 2021
CAD $ millions	Net loss	Tax expense	Net loss	Tax expense	Net loss	Tax expense	Net loss	Tax expense
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(4.5)	(0.1)	(0.3)	(1.1)	(0.2)	(0.4)	(1.5)	(0.6)

The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	For the year ended		Fourth quarter ended
CAD $ millions	April 3, 2022	March 28, 2021	April 3, 2022	March 28, 2021
Loss (gain) from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	3.9	3.3	1.9	3.3
SG&A expenses	(0.4)	(0.2)	(0.2)	(2.1)
Inventory	(0.9)	(0.9)	(0.1)	(0.7)
For the fourth quarter and year ended April 3, 2022, unrealized gains of $4.3m and $4.7m, respectively (fourth quarter and year ended March 28, 2021 - unrealized gains of $1.5m and $6.4m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statement of income.
Foreign currency contracts outstanding as at April 3, 2022 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	57.4	U.S. dollars
		€66.0	euros

Forward contract to sell Canadian dollars	US$	35.6	U.S. dollars
		€34.5	euros

Forward contract to purchase euros	CNY	293.3	Chinese yuan
		£29.9	British pounds sterling
	CHF	2.1	Swiss francs

Forward contract to sell euros	CHF	8.3	Swiss francs
		£3.9	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under part of our Revolving Facility are denominated in U.S. dollars. As at April 3, 2022, there were no principal amounts owing under the Revolving Facility.
Amounts available for borrowing under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balances of $370.8m (US$296.3m) under the Term Loan Facility as at April 3, 2022, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $3.0m solely as a result of that exchange rate fluctuation’s effect on the debt.

The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan Facility denominated in U.S. dollars. The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan Facility.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	For the year ended				Fourth quarter ended
	April 3, 2022		March 28, 2021		April 3, 2022		March 28, 2021
CAD $ millions	Net gain	Tax expense	Net (loss) gain	Tax (expense) recovery	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	13.2	(4.5)	(0.9)	(0.5)	11.5	(3.9)	3.9	(1.3)
Euro-denominated cross-currency swap designated as a net investment hedge	—	—	0.2	0.1	—	—	—	—
The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	For the year ended		Fourth quarter ended
CAD $ millions	April 3, 2022	March 28, 2021	April 3, 2022	March 28, 2021
Loss from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	0.9	5.6	0.2	0.3
For the fourth quarter and year ended April 3, 2022, unrealized losses of $4.9m and $4.6m, respectively (fourth quarter and year ended March 28, 2021 - unrealized losses of $5.3m and $21.7m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance were recognized in SG&A expenses in the statement of income.
Interest rate risk
We are exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under the Revolving Facility, the Term Loan Facility, and the Mainland China Facilities. Based on the weighted average amount of outstanding borrowings on the Mainland China Facilities during the year ended April 3, 2022, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.1m (year ended March 28, 2021 - $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the Term Loan Facility by $3.7m (year ended March 28, 2021 - $2.6m).

The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of US$270.0m. The swaps terminate on December 31, 2025. Subsequent to the Repricing Amendment, the applicable interest rate on the interest rate swaps was 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
Interest rate risk on the Term Loan Facility is partially mitigated by cross-currency swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended April 3, 2022, the Company incurred expenses with related parties of $1.7m (March 28, 2021 - $1.2m, March 29, 2020 - $1.7m) from companies related to certain shareholders. Net balances owing to related parties as at April 3, 2022 were $0.3m (March 28, 2021 - $0.3m).
A lease liability due to the previous controlling shareholder of the acquired Baffin Inc. business (the “Baffin Vendor”) for leased premises was $3.8m as at April 3, 2022 (March 28, 2021 - $4.6m). During the year ended April 3, 2022, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $1.4m (March 28, 2021 - $1.2m, March 29, 2020 - $1.4m). No amounts were owing to Baffin entities as at April 3, 2022 and March 28, 2021.
For a discussion of additional related party transactions see Item 7B. — “Major Shareholders and Related Party Transactions” — “Related Party Transactions”.
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors of the Company.
Key management compensation
Key management consists of the Board of Directors, the Chairman and Chief Executive Officer and the executives who report directly to the Chairman and Chief Executive Officer.

CAD $ millions	April 3, 2022	March 28, 2021
Short term employee benefits	12.5	13.2
Long term employee benefits	0.1	0.1
Share-based compensation	11.5	8.6
Compensation expense	24.1	21.9

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

Standards issued and adopted
Configuration or Customization Costs in a Cloud Computing Arrangement
In April 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision within the scope of IAS 38, Intangible Assets which clarified the accounting of configuration and customization costs in cloud computing arrangements often referred to as Software as a Service ("SaaS") arrangements. As a result of the decision, costs that do not meet the capitalization criteria for intangible assets are required to be expensed as incurred.
The adoption of the agenda decision was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company amended the existing accounting policies related to implementation costs on SaaS arrangements as at April 1, 2019. The Company assessed the impact of the interpretation and identified $25.4m of costs recognized as intangible assets within ERP and computer software related to SaaS arrangements that were no longer eligible for capitalization and amortization in accordance with the agenda decision. As a result, these costs were written off as at April 1, 2019 as these costs would have been required to be expensed in the period incurred.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in these consolidated financial statements. The following tables outline the impacts of the restatements on the comparative periods:
Condensed Comprehensive Income Information
Increase (decrease)

	March 28, 2021			March 29, 2020
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
SG&A expenses	437.1	(0.1)	437.0	401.2	5.0	406.2
Income tax expense	15.8	—	15.8	12.0	(1.3)	10.7
Net income	70.2	0.1	70.3	151.7	(3.7)	148.0
Cumulative translation adjustment	(12.6)	0.3	(12.3)	9.4	(0.3)	9.1
Condensed Financial Position Information
Increase (decrease)

	March 28, 2021			March 29, 2020
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
Deferred income taxes (asset)	46.9	1.5	48.4	40.8	1.0	41.8
Intangible assets	155.0	(30.2)	124.8	161.7	(30.6)	131.1
Deferred income taxes (liability)	21.6	(6.2)	15.4	15.1	(6.7)	8.4
Shareholders' equity	600.1	(22.5)	577.6	520.2	(22.9)	497.3

	April 1, 2019
	As previously reported	Adjustments	Restated
	$	$	$
Deferred income taxes (asset)	12.2	1.0	13.2
Intangible assets	155.6	(25.4)	130.2
Deferred income taxes (liability)	16.7	(5.5)	11.2
Shareholders' equity	399.1	(18.9)	380.2
Condensed Cash Flow Information
Increase (decrease)

	March 28, 2021			March 29, 2020
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
Net income	70.2	0.1	70.3	151.7	(3.7)	148.0
Depreciation and amortization	84.6	(7.2)	77.4	63.1	(6.0)	57.1
Income tax expense	15.8	—	15.8	12.0	(1.3)	10.7
Changes in non-cash items	102.5	2.0	104.5	(130.6)	—	(130.6)
Investment in intangible assets	(5.1)	5.1	—	(17.0)	11.0	(6.0)
Leases - COVID-19 Rent Concessions
In March 2021, the IASB issued an amendment to IFRS 16, Leases to extend the period over which the practical expedient is available for use. This amendment exempts lessees from determining whether COVID-19 related rent concessions for lease payments originally due on or before June 30, 2022 are lease modifications. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2021 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $0.4m and $0.6m were recognized in the statement of income in the fourth and four quarters ended April 3, 2022, respectively.
Interest Rate Benchmark Reform
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments introduce a practical expedient for modifications required by the Interbank Offer Rate (“IBOR”) reform. The amendments relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of the IBOR reform, allowing for prospective application of the alternative rate. A similar practical expedient exists for lessee accounting under IFRS 16. It also relates to the application of hedge accounting, which is not discontinued solely because of the IBOR reform. Hedging relationships, including formal designation and documentation, must be amended to reflect modifications to the hedged item, however, the practical expedient allows the hedge relationship to continue, although additional ineffectiveness may be required. The amendments were effective for annual reporting periods beginning on or after January 1, 2021. A broader market-wide initiative is underway to transition the various IBOR based on rates in use to alternative reference rates. The Company’s term loan facility at a net book value of $370.0m, will be impacted by the IBOR reform. As such, the reformed IFRS guidance has been adopted, however, accounting under the adopted standard will take place once IBOR related arrangements are modified, which constitutes as an accounting event. As no accounting events have occurred to date, the Company has determined there is no financial reporting impact as of April 3, 2022. The Company is in discussions with its lenders and is currently determining if any modifications will meet the requirements for the application of the practical expedient.
SUBSEQUENT EVENTS
Joint Venture
On April 4, 2022, the Company along with its long-standing distribution partner Sazaby League, Ltd. formed a joint venture, Canada Goose Japan, to capture synergies in their business arrangement. The Company contributed $2.5m for 50% of the legal entity comprising the joint venture, and controls the joint venture from the date of its inception. Sazaby contributed cash as well as certain assets and liabilities in exchange for its 50% share.
The acquisition will be accounted for as a business combination, with the Company consolidating 100% of the results of the joint venture from the date of the acquisition. Given the timing of the transaction and measurement uncertainty with final purchase agreement consideration adjustments, the purchase price allocation is yet to be finalized and a preliminary purchase price allocation will be disclosed in the Company’s first quarter 2023 condensed consolidated interim financial statements.
There were $0.7m in transaction related costs included in the SG&A expenses in the consolidated statement of income and comprehensive income for the year ended April 3, 2022.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as at April 3, 2022 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
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
Management of the Company, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of April 3, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (“COSO 2013”). Based on evaluation performed, management concluded that, as of April 3, 2022, the Company’s internal control over financial reporting was effective.
Deloitte LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of April 3, 2022.
Limitations of Controls and Procedures
There has been no change in the Company’s internal control over financial reporting during the year ended April 3, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of May 5, 2022. Other than for Pat Sherlock and Penny Brook, whose business address is 135 Baarerstrasse, 6300 Zug, Switzerland, and Paul Cadman, whose business address is Shop No.6, UG/F, Sunrise House, 27 Old Bailey Street, Central, Hong Kong, the business address for our directors and officers is c/o Canada Goose Holdings Inc., 250 Bowie Ave, Toronto, Ontario, Canada M6E 4Y2.

Name	Age	Position
Dani Reiss	48	Chairman and Chief Executive Officer and Director
Jonathan Sinclair	60	Executive Vice President and Chief Financial Officer
Pat Sherlock	48	President, Canada Goose International AG & EMEA
Ana Mihaljevic	41	President, North America and Executive Vice President, Sales Operations & Planning
Penny Brook	45	Chief Marketing and Experience Officer
Kara MacKillop	46	Chief of Staff and Executive Vice President, People & Culture
Paul Cadman	64	President, Asia-Pacific
David Forrest	42	General Counsel
Carrie Baker	46	President
John Moran	59	Chief Operating Officer
Michael (Woody) Blackford	53	Chief Product Officer
Paul Hubner	61	President and Chief Executive Officer, Baffin Limited
Joshua Bekenstein	63	Director
Jodi Butts	49	Director
Maureen Chiquet	59	Lead Director
Ryan Cotton	43	Director
John Davison	63	Director
Stephen Gunn	67	Director
Jean-Marc Huët	53	Director
Michael D. Armstrong	49	Director
Belinda Wong	51	Director
Dani Reiss C.M., OOnt (Member of the Order of Canada and the Order of Ontario), Chairman and Chief Executive Officer and Director
The grandson of our founder, Mr. Reiss joined the company in 1997 and worked in almost every area of the company and successfully developed our international sales channels prior to assuming the role of President and Chief Executive Officer of the company in 2001. In March 2022, he was named the Chairman and Chief Executive Officer of the company. Mr. Reiss received a Bachelor of Arts from University of Toronto. Mr. Reiss is the Chairman of our board of directors and brings leadership and operational experience to our board of directors as our Chairman and Chief Executive Officer.

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
Pat Sherlock, President, Canada Goose International AG & EMEA
Mr. Sherlock joined the company in November 2012 as the Director of Canadian Sales and was named Senior Director of Sales in May 2014, Vice President of Sales Canada in May 2015, Senior Vice President of Global Wholesale in April 2016, President of Canada Goose International AG in April 2018, overseeing all operations in Europe, the Middle East, Asia and South America and in May, 2021, President, Canada Goose International AG & EMEA. Prior to joining the company, Mr. Sherlock served as the National Sales Manager of New Balance Canada Inc., from January 2008 to November 2012 and Managing Director, Central Eastern Canada for Lothar Heinrich Agencies Ltd. (Warsteiner) from December 2006 to January 2008. He spent 10 years at InBev (Labatt), from 1997 to 2007 most recently as National Field Sales Manager. Mr. Sherlock received a Bachelor of Business Administration and Management from University of Winnipeg.
Ana Mihaljevic, President, North America and Executive Vice President, Sales Operations & Planning
Ms. Mihaljevic joined the company in April 2015 as Vice President of Planning and became Vice President of Planning and Sales Operations in April 2016, Senior Vice President of Planning and Sales Operations in April 2017, Chief Commercial Officer in April 2019 and President, North America and Executive Vice President, Sales Operations & Planning in March 2022. Prior to joining the company, Ms. Mihaljevic served as the Director of Business Planning at Marc Jacobs International, a designer apparel company, from March 2013 to March 2015, the Director of Sales and Planning at Jones Apparel Group, a women’s apparel company, from May 2011 to March 2013, and as an Account Executive at Ralph Lauren from April 2008 to May 2011. Ms. Mihaljevic received a Bachelor in Commerce from Queen’s University.
Penny Brook, Chief Marketing and Experience Officer
Ms. Brook joined the company in 2014 as European Marketing Director. She initially served as General Manager and Vice President of International Marketing for the company and was named Chief Marketing Officer in January 2018 and Chief Marketing and Experience Officer in March 2022. Prior to joining the company, Ms. Brook served in progressively senior marketing roles across a wide range of industries including luxury, fashion, consumer electronics and fast-moving consumer goods, at companies such as Mulberry Group plc, Clarks and Philips Electronics. Ms. Brook received a Bachelor of Arts from Kingston University in London.

Kara MacKillop, Chief of Staff and Executive Vice President, People and Culture
Ms. MacKillop joined the company in September 2014 as the Vice President of Human Resources. She was promoted to Senior Vice President of Human Resources in 2016, Executive Vice President, People and Culture in April 2018 and Chief of Staff and Executive Vice President, People and Culture in June 2020. Prior to joining our team, Ms. MacKillop served as the Director of Human Resources for Red Bull Canada, a company that produces and sells energy drinks, from September 2010 to September 2014, and as Director of Human Resources for Indigo Books and Music from August 2003 until September 2010. Ms. MacKillop received a Bachelor of Science from the University of Western Ontario.
Paul Cadman, President, Asia-Pacific
Mr. Cadman joined the company in August 2021 as President, Asia-Pacific. Prior to joining our company, Mr. Cadman founded PMC Global Hong Kong Ltd., a strategic management and business consultancy focused on the luxury goods industry. Previously, Mr. Cadman served as the Regional Asia-Pacific Chief Executive Officer at Salvatore Ferragamo for 11 years where he led the brand through its expansion in the Asia-Pacific region and key business achievements, and has also held leadership roles at Bvlgari and Asprey & Garrard.
David Forrest, General Counsel
Mr. Forrest joined the company in May 2014 as Director, Legal and was named Senior Director, Legal in May 2015, Vice President, Legal in October 2016, Senior Vice President, General Counsel in April 2017 and General Counsel in March 2022. Prior to joining the company, Mr. Forrest served as the General Counsel and Corporate Secretary of Thomas Cook North America from May 2012 to May 2014, prior to which he practiced law at Osler, Hoskin & Harcourt LLP, from August 2006 until May 2012. Mr. Forrest received a Bachelor of Laws (with distinction) from Western University in 2006 and a Honours Bachelor of Arts, Applied Economics from Queen’s University in 2002.
Carrie Baker, President
Ms. Baker joined the company in May 2012 as the Vice President of Communications and was named Chief of Staff and Senior Vice President in January 2017, Executive Vice President, Chief of Staff in April 2018, President, North America in June 2020 and President in March 2022. Prior to joining the company Ms. Baker spent 12 years at High Road Communications, a North American communications agency, from May 2000 to April 2012, serving most recently as Senior Vice President. Ms. Baker received a Bachelor of Arts from the University of Western Ontario.
John Moran, Chief Operating Officer
Mr. Moran joined the company in November 2014 as Vice President of Manufacturing and was named Senior Vice President, Manufacturing and Supply Chain in January 2017, Executive Vice President, Manufacturing and Supply Chain in April 2018 and Chief Operating Officer in March 2022. Prior to joining the company, Mr. Moran served as Chief Operating Officer at Smith & Vandiver Corp. in 2014 and as Vice President, Operations from October 2003 to March 2011 and later Chief Operating Officer from April 2011 to April 2013 at Robert Talbott Inc. in Monterey, California, a renowned producer of men’s and women’s luxury apparel. Throughout his time with Robert Talbott Inc., Mr. Moran’s responsibilities ranged from strategic planning and business development to sales, sourcing, manufacturing, distribution and finance. Prior to his time with

Robert Talbott Inc., Mr. Moran was employed full-time with Gitman Brothers Shirt Company, based in Ashland, Pennsylvania, from 1984 to October 2003 holding positions of varying levels of responsibility in manufacturing, distribution and finance. At the time of his departure in October 2003 he held the position of Chief Operating Officer.
Michael (Woody) Blackford, Chief Product Officer
Mr. Blackford joined the company in November 2019 as Executive Vice President, Design and Merchandising and was named Executive Vice President, Product in March 2020 and Chief Product Officer in March 2022. Prior to joining the company, Mr. Blackford spent 14 years at Columbia Sportswear Company, most recently serving as Vice President of Global Design & Innovation. Prior to that, he held a number of roles in product and sales at Sierra Designs. Throughout his career, Mr. Blackford has developed expertise in design leadership, product development and technical innovation. Mr. Blackford received a Bachelor of Business Administration and Economics from St. Francis Xavier University.
Paul Hubner, President and Chief Executive Officer, Baffin Limited
Mr. Hubner is the founder of Baffin, an industry-leading designer and manufacturer of performance outdoor and industrial footwear, and currently serves as President and Chief Executive Officer. With more than 30 years of footwear construction and design expertise and senior management experience, he has led the expansion and growth of the brand since 1997. Prior to founding Baffin, Mr. Hubner worked at Deloitte as a Certified Management Accountant. He graduated from McMaster University with a Bachelor of Commerce Degree.
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
Jodi Butts, Director
Ms. Butts has served as a member of our board of directors since November 2017. She is currently a Senior Governance Consultant with WATSON Advisors Inc. and serves as a board member of Tilray Inc., Dot Health Inc., and chairs the board of directors of Pharmala Inc. and The Walrus Foundation. She also holds several board advisory roles, including with Bayshore Home Healthcare and the Canadian Centre for the Purpose of the Corporation. She received a Bachelor of Laws from the University of Toronto where she also received her Master of Arts in Canadian History.

Maureen Chiquet, Lead Director
Ms. Chiquet has served as a member of our board of directors since August 2017 and was appointed the Lead Director in February 2022. Ms. Chiquet began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet served as a Trustee to the New York Academy of Art. Ms. Chiquet also served as a Trustee to the Yale Corporation and was a fellow of Yale University, where she received a Bachelor of Arts in literature. She serves as a non-executive director of the board of MatchesFashion, the chairwoman of the board of Golden Goose as well as on the board of directors of Credo. Ms. Chiquet provides strong executive, product, marketing and business operations skills to the board of directors.
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of Blue Nile, Maesa, Varsity Brands, Virgin Australia, Virgin Voyages, and City Year New York. He previously served as a member of the board of directors of Advantage Solutions, Inc., Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, TOMS Shoes, Sundial Brands and The Michaels Companies, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
John Davison, Director
Mr. Davison has served as a member of our board of directors since May 2017. Mr. Davison is currently the President and Chief Executive Officer of Four Seasons Holdings Inc. (“Four Seasons”), the luxury hotel and resort management company, where he oversees all aspects of the company’s global portfolio of hotels, resorts and branded residences. Initially joining Four Seasons as Senior Vice President, Project Financing in 2002, Mr. Davison later served as Executive Vice President and Chief Financial Officer from 2005 to 2019. Prior to joining Four Seasons, Mr. Davison spent four years as a member of the Audit and Business Investigations Practices at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the boards of IMAX China Holding, Inc., Four Seasons and FreshBooks. Mr. Davison has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988. He received a Bachelor of Commerce from the University of Toronto. Mr. Davison provides strong executive and business operations skills to our board of directors.
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
Jean-Marc Huët, Director
Mr. Huët has served as a member of our board of directors since February 2017. He serves as the Chairman of Heineken N.V., the Chairman of Vermaat, a catering business owned by Bridgepoint Capital, and as a board member of Picnic, a grocery delivery company in Europe. Mr. Huët served as a member of the advisory board of Bridgepoint Capital from January 2019 to December 2021, a director of Formula One from 2012 to January 2017, and an Executive Director and Chief Financial Officer of Unilever N.V. from 2010 to 2015. Mr. Huët was also formerly Executive Vice President and Chief Financial Officer of Bristol-Myers Squibb Company from 2008 to 2009 and Chief Financial Officer of Royal Numico N.V. from 2003 to 2007. Prior to that, he worked at Goldman Sachs. He received a A.B. from Dartmouth College and an M.B.A. from INSEAD. Mr. Huët provides strong executive, consumer and financial expertise to our board of directors and valuable experience gained from previous and current board service.
Michael D. Armstrong, Director
Mr. Armstrong has served as a member of our board of directors since January 2021. He is a global media expert as well as a business development and operations executive. He is currently Executive Vice President, Worldwide Television Licensing & Operations at ViacomCBS, Global Distribution Group, and has spent most of his career developing and launching revenue generating brands around the world. Mr. Armstrong previously served as General Manager of BET Networks, and was Executive Vice President and General Manager, Revenue and Emerging Brands at Viacom International Media Networks. He is on the board of the Greater Los Angeles Zoo Association and INSPIRATO, and is a member of the Board of Trustees at his alma mater Hampton University. Mr. Armstrong previously chaired the boards of Dance Theatre of Harlem and the National Association for Multi-Ethnicity in Communications (NAMIC). He is also a member of the International Academy of Television Arts & Sciences and received an MBA at the University of Chicago Booth School of Business.  Mr. Armstrong provides strong executive and business operations skills to our board of directors.
Belinda Wong, Director
Ms. Wong has served as a member of our board of directors since March 2022. She is currently the Chairman of Starbucks China, where she is responsible for delivering a holistic, long-term strategy for Starbucks China. She is also a member of the Starbucks global executive leadership team, contributing more than 20 years of field knowledge and leadership in the Asia Pacific region. She serves as an Independent Non-Executive Director for Hysan Development Company and Television Broadcasts Limited. Ms. Wong also serves on the Faculty Advisory Board for her alma mater, the University of British Columbia’s Sauder School of Business, where she received a Bachelor of Commerce degree with a major in finance. Ms. Wong provides strong executive and business operation skills to our board of directors.

B. Compensation
Board of Director Compensation
Only the company’s independent directors, Messrs. Armstrong, Davison, Gunn and Huët and Mmes. Chiquet, Butts and Wong received compensation in respect of fiscal 2022 for their service on our board of directors. Messrs. Reiss, Bekenstein and Cotton do not receive any compensation as directors of the company. Mr. Reiss’ compensation for serving as Chairman and Chief Executive Officer is included with that of the other named executive officers. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Messrs. Davison, Armstrong, Gunn and Huët and Mmes. Chiquet, Butts and Wong in respect of fiscal 2022:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
John Davison	125,360	30,095	90,302	245,757
Stephen Gunn	125,360	30,095	90,302	245,757
Jean-Marc Huët	125,360	30,095	90,302	245,757
Maureen Chiquet	126,927	30,095	90,302	247,324
Jodi Butts	115,436	30,095	90,302	235,833
Michael D. Armstrong(4)	125,882	34,939	104,752	265,573
Belinda Wong(5)	3,978	—	—	3,978
(1)    Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.25 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.
(2)    Amount shown reflects the grant date fair value of restricted share unit (“RSU”) awards granted to Messrs. Davison, Gunn, Huët and Armstrong and Mmes. Chiquet and Butts in fiscal 2022. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(3)    Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Davison, Gunn, Huët and Armstrong and Mmes. Chiquet and Butts in fiscal 2022. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)    Mr. Armstrong joined our board of directors in January 2021, which was after our fiscal 2021 annual equity grant. Accordingly, amounts shown reflect a prorated amount of RSU and option awards granted for his service in fiscal 2021, as well as RSU and option awards granted for his service in fiscal 2022.
(5)    Ms. Wong joined our board of directors in March 2022 and was paid a prorated fee of US$3,173 for her service on our board of directors during fiscal 2022.

As compensation for service on our board of directors, the Company pays each of its independent directors US$75,000 per year (the “Board Retainer”). In addition, independent directors who serve as members of committees of our board of directors are paid an additional US$12,500 per year for their committee service. In February 2022, the Vision Committee was dissolved and Messrs. Armstrong and Huët and Ms. Chiquet were each paid a prorated fee of US$10,416.67 for their service on the Vision Committee in fiscal 2022. Following the formation of the Environmental and Social Committee in February 2022, Mr. Huët and Ms. Butts were each paid a prorated fee of US$2,083 for their service on such committee in fiscal 2022. Mr. Armstrong, who as Chair of the Environmental and Social Committee is entitled to an annualized amount of US$15,000, was paid a prorated fee of US$2,500 during fiscal 2022 for his service as Chair of the Environmental and Social Committee. Mr. Davison is paid US$25,000 per year for his service as the Chair of the Audit Committee. Ms. Butts is paid US$15,000 per year for her service as the Chair of the Nominating & Governance Committee. Ms. Chiquet, who as Lead Director of our board of directors is entitled to an annualized amount of US$20,000, was paid a prorated fee of US$3,333 for her service as Lead Director during fiscal 2022.
On June 2, 2021, (i) each of Messrs. Davison, Gunn and Huët and Mmes. Butts and Chiquet was granted an award of 6,287 options to purchase our subordinate voting shares (“Options”) under the Omnibus Plan and (ii) Mr. Armstrong was granted an award of 7,293 Options under the Omnibus Plan. The Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date. The Options have an exercise price of $48.93 per share and expire on June 2, 2031.
On June 2, 2021, (i) each of Messrs. Davison, Gunn and Huët and Mmes. Butts and Chiquet was granted an award of 615 RSUs under the Omnibus Plan and (ii) Mr. Armstrong was granted an award of 714 RSUs under the Omnibus Plan. The RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date.
Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our executive compensation framework, which consisted of the following elements for fiscal 2022: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.
Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our Chairman and Chief Executive Officer, Dani Reiss; our Executive Vice President and Chief Financial Officer, Jonathan Sinclair; and our three most highly compensated executive officers (other than Messrs. Reiss and Sinclair) who were serving as executive officers on the last day of fiscal 2022. They are Michael (Woody) Blackford, our Chief Product Officer; Pat Sherlock, our President, Canada Goose International AG & EMEA; and Penny Brook, our Chief Marketing and Experience Officer. Messrs. Reiss, Sinclair, Blackford and Sherlock and Ms. Brook are referred to collectively in this Annual Report as our named executive officers.

The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers in respect of fiscal 2022:

Name and principal position	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	All other compensation ($)(5)	Total compensation ($)
Dani Reiss, Chairman and Chief Executive Officer	1,253,654	2,243,520	3,133,017	3,690,009	85,997	10,406,197
Jonathan Sinclair, Executive Vice President and Chief Financial Officer(6)	783,097	373,589	375,522	584,257	90,495	2,206,960
Michael (Woody) Blackford, Chief Product Officer	662,500	288,080	264,098	390,007	11,691	1,616,376
Pat Sherlock, President, Canada Goose International AG & EMEA(7)	437,485	95,899	174,695	258,008	233,801	1,199,888
Penny Brook, Chief Marketing and Experience Officer(7)	454,582	239,499	181,742	268,393	95,875	1,240,091
(1)Amounts shown are inclusive of salary for the 53rd week of fiscal 2022. Fiscal 2022 is the first 53-week fiscal year, ending on April 3, 2022.
(2)Amounts shown reflect the bonuses earned by our named executive officers, in respect of fiscal 2022.
(3)Amounts shown reflect the grant date fair value of RSU awards granted to Messrs. Reiss, Sinclair, Blackford and Sherlock and Ms. Brook in fiscal 2022. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)Amounts shown reflect the grant date fair value of Options granted to Messrs. Reiss, Sinclair, Blackford and Sherlock and Ms. Brook in fiscal 2022. The values were determined in accordance with IFRS 2 “Share-based Payment”.
(5)For more detail on the amounts included in this column, see “All Other Compensation - Benefits and Perquisites” below.
(6)Salary paid in fiscal 2022 was partially paid in pounds sterling, which is converted at an exchange rate of GBP1.00 to $1.70 which is an average rate determined in accordance with the company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year. Bonus was calculated on salary partially paid in Canadian dollars and in pounds sterling and will be paid in pounds sterling converted at an exchange rate of GBP1.00 to $1.60, which is the closing rate as of April 3, 2022 determined in accordance with the company’s policies.
(7)Salary paid in Swiss francs converted at an exchange rate of CHF1.00 to $1.36 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in Swiss francs converted at the same exchange rate of CHF1.00 to $1.36. Bonus to be paid in Swiss francs converted at an exchange rate of CHF1.00 to $1.35, which is the closing rate as of April 3, 2022 determined in accordance with the company’s policies.

Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels are established based on a range of factors, including peer company compensation, the executive’s role, responsibilities and prior experience and the overall market demand for the executive. Mr. Reiss’ annual base salary is $1,230,000, Mr. Sinclair’s annual base salary is GBP450,000, Mr. Blackford’s annual base salary is $650,000, Ms. Brook’s annual base salary is CHF333,125 and Mr. Sherlock’s annual base salary is CHF320,232.
Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the company. Fiscal 2022 bonuses earned by Messrs. Reiss, Sinclair, Blackford and Sherlock and Ms. Brook are reflected in the compensation table above.
For fiscal 2022, Mr. Reiss was eligible to earn a target annual bonus equal to 150% of his base salary (“Reiss Bonus Target”), based on achievement of the fiscal 2022 global EBIT target (the “Global EBIT Target”). The payout of Mr. Reiss’s bonus is eligible to be earned at 100% of the Reiss Bonus Target upon achievement of 100% of Global EBIT Target. Achievement of EBIT above 100% of Global EBIT Target results in Mr. Reiss’s bonus being earned at 100% of Reiss Bonus Target plus 8% of the Reiss Bonus Target for each 1% over the Global EBIT Target. Our board of directors determined that Mr. Reiss earned a fiscal 2022 bonus of 122% of the Reiss Bonus Target based on achievement above the Global EBIT Target in fiscal 2022. The bonus will be paid entirely in cash.
Messrs. Sinclair, Blackford and Sherlock and Ms. Brook were eligible to earn annual bonuses for fiscal 2022 targeted at 45% (Mr. Sinclair) or 40% (Messrs. Sherlock and Blackford and Ms. Brook), of base salary. For Messrs. Sinclair and Blackford and Ms. Brook, target EBIT for purposes of our fiscal 2022 annual bonus plan was determined the same as for Mr. Reiss (being the Global EBIT Target). For Mr. Sherlock, target EBIT for purposes of our fiscal 2022 annual bonus plan was determined half on achievement of a regional EBIT target and half on achievement of the Global EBIT Target. Achievement above the applicable target EBIT and outstanding performance can result in bonus being earned above 100% of target annual bonus. Messrs. Sinclair and Blackford were determined to earn fiscal 2022 bonuses each equal to 111% of their respective target annual bonuses based on achievement above the Global EBIT Target. Mr. Sherlock was determined to earn a fiscal 2022 bonus equal to 55% of his target annual bonus based on full achievement of the Global EBIT Target only. Ms. Brook was eligible to earn a fiscal 2022 bonus equal to 133% of her target annual bonus based on achievement above the Global EBIT Target and performance. The bonuses will be paid entirely in cash.
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
Under his employment agreement, effective August 13, 2021, Mr. Sinclair is entitled to an annual base salary of GBP450,000, subject to annual review. Mr. Sinclair is also eligible for an annual incentive bonus targeted at 45% of his annual base salary. Mr. Sinclair’s employment agreement also provides for an annual equity grant to Mr. Sinclair under our long-term equity incentive plan, equal to 100% of his annual base salary. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
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
Under his employment agreement, effective on or around August 1, 2018, Mr. Sherlock is entitled to an annual base salary of CHF312,421, subject to annual review. Mr. Sherlock is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of his annual base salary. In connection with Mr. Sherlock’s assignment in Switzerland, Mr. Sherlock’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under her employment agreement, effective January 3, 2018, Ms. Brook is entitled to an annual base salary of CHF325,000, subject to annual review. Ms. Brook is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 40% of her annual base salary. In connection with Ms. Brook’s assignment in Switzerland, Ms. Brook’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
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

If Mr. Sinclair’s employment were terminated by us without cause, he would be entitled to twelve months’ notice, or pay in lieu of notice and benefit continuation for twelve months following such termination of employment.
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
Equity-Based Compensation
On June 2, 2021, Messrs. Reiss, Sinclair, Sherlock and Blackford and Ms. Brook were granted 256,905, 40,677, 17,963, 27,153 and 18,686 Options, respectively. One-fourth of each Option award will vest on each of June 2, 2022, June 2, 2023, June 2, 2024 and June 2, 2025, subject to the executive’s continued employment with us through the applicable vesting date.
On June 2, 2021, Messrs. Reiss, Sinclair, Sherlock and Blackford and Ms. Brook were granted 64,025, 7,674, 3,570, 5,397 and 3,714 RSUs, respectively. One-third of these RSUs vest on each of June 2, 2022, June 2, 2023 and June 2, 2024, subject to the executive’s continued employment with us through the applicable vesting date.

The following table sets forth information regarding equity awards held by our named executive officers as of April 3, 2022:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)
Dani Reiss(1)(2)	54,222	18,075	—	83.53	6/26/2028	—	—
	143,489	47,830	—	63.03	4/3/2029	—	—
	—	262,566	—	33.97	6/12/2030	—	—
	62,500	187,500	—	50.00	6/12/2030	—	—
	—	256,905	—	48.93	6/2/2031	—	—
	—	—	—	—	—	21,120	691,469
	—	—	—	—	—	64,025	2,096,179
Jonathan Sinclair(3)(4)	26,547	8,849	—	83.53	6/26/2028	—	—
	23,981	7,994	—	63.03	4/3/2029	—	—
	3,134	53,030	—	33.97	6/12/2030	—	—
	—	40,677		48.93	6/2/2031	—	—
	—	—	—	—	—	3,822	125,132
	—	—	—	—	—	7,674	251,247
Pat Sherlock(5)(6)	13,317	4,439	—	63.03	4/3/2029	—	—
	6,958	20,875	—	33.97	6/12/2030	—	—
	—	17,963	—	48.93	6/2/2031	—	—
	—	—	—	—	—	1,803	59,030
	—	—	—	—	—	3,570	116,882
Michael (Woody) Blackford(7)(8)	2,857	5,716	—	46.38	11/22/2029	—	—
	5,847	29,541	—	33.97	6/12/2030	—	—
	—	27,153		48.93	6/2/2031	—	—
	—	—	—	—	—	1,168	38,240
	—	—	—	—	—	2,552	83,552
	—	—	—	—	—	5,397	176,698
Penny Brook(9)(10)	22,221	—	—	4.62	4/1/2026	—	—
	13,853	4,618	—	63.03	4/3/2029	—	—
	7,238	21,716	—	33.97	6/12/2030	—	—
	—	18,686		48.93	6/2/2031	—	—
	—	—	—	0	0	1,876	61,420
	—	—	—	—	—	3,714	121,596
(1)Mr. Reiss was granted 105,263 Options on June 1, 2017, 72,297 Options on June 26, 2018, 191,319 Options on April 3, 2019, 600,088 options on June 12, 2020 and 256,905 Options on June 2, 2021. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.

(2)Mr. Reiss was granted 31,680 RSUs on June 12, 2020 and 64,025 RSUs on June 2, 2021. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Reiss’ RSUs was calculated by multiplying the number of RSUs subject to his award by $32.74 which was the closing price of our subordinate voting shares on the TSX on April 1, 2022, the last trading day of fiscal 2022.
(3)Mr. Sinclair was granted 35,396 Options on June 26, 2018, 31,975 Options on April 3, 2019, 70,706 Options on June 12, 2020 and 40,677 Options on June 2, 2021. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(4)Mr. Sinclair was granted 10,650 RSUs on July 5, 2018, 5,733 RSUs on June 12, 2020 and 7,674 RSUs on June 2, 2021. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sinclair’s RSUs was calculated by multiplying the number of RSUs subject to his award by $32.74 which was the closing price of our subordinate voting shares on the TSX on April 1, 2022, the last trading day of fiscal 2022.
(5)Mr. Sherlock was granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 17, 2014, which options were exchanged for 114,125 Options in connection with the Recapitalization. Mr. Sherlock was also granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 1, 2015, which options were exchanged for 111,110 Options in connection with the Recapitalization. One third of these Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Sherlock Time-Based Options”). The remaining two-thirds of his Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Sherlock Performance-Based Options”). The Sherlock Performance-Based Options are subject to the same time-based vesting schedule as the Sherlock Time-Based Options and, as of April 3, 2022, the performance metrics applicable to the Sherlock Performance-Based Options had been achieved. The Sherlock Time-Based Options and the time-vesting component of the Sherlock Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.
Mr. Sherlock was also granted 17,756 Options on April 3, 2019, 27,833 Options on June 12, 2020 and 17,963 Options on June 2, 2021.These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(6)Mr. Sherlock was granted 2,704 RSUs on June 12, 2020 and 3,570 RSUs on June 2, 2021. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sherlock's RSUs was calculated by multiplying the number of RSUs subject to his award by $32.74 which was the closing price of our subordinate voting shares on the TSX on April 1, 2022, the last trading day of fiscal 2022.

(7)Mr. Blackford was granted 11,430 Options on November 22, 2019, 39,388 Options on June 12, 2020 and 27,153 Options on June 2, 2021. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(8)Mr. Blackford was granted 3,503 RSUs on November 22, 2019, 3,827 RSUs on June 12, 2020 and 5,397 RSUs on June 2, 2021. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Blackford’s RSUs was calculated by multiplying the number of RSUs subject to his award by $32.74 which was the closing price of our subordinate voting shares on the TSX on April 1, 2022, the last trading day of fiscal 2022.
(9)Ms. Brook was granted 84,355 options to purchase Class B Common Shares and 126,533 options to purchase Class A Junior Preferred Shares on April 1, 2016, which options were exchanged for 111,110 Options in connection with the Recapitalization. One third of these Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Brook Time-Based Options”). The remaining two-thirds of her Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Brook Performance-Based Options”). The Brook Performance-Based Options are subject to the same time-based vesting schedule as the Brook Time-Based Options and, as of April 3, 2022, the performance metrics applicable to the Brook Performance-Based Options had been achieved. The Brook Time-Based Options and the time-vesting component of the Brook Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.
Ms. Brook was also granted 18,471 Options on April 3, 2019, 28,954 Options on June 12, 2020 and 18,686 Options on June 2, 2021. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(10)Ms. Brook was granted 2,813 RSUs on June 12, 2020 and 3,714 RSUs on June 2, 2021. Her RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Ms. Brook's RSUs was calculated by multiplying the number of RSUs subject to her award by $32.74 which was the closing price of our subordinate voting shares on the TSX on April 1, 2022, the last trading day of fiscal 2022.
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

Our named executive officers received additional benefits and perquisites pursuant to the terms of their employment with us including, for Messrs. Sinclair, Blackford, and Sherlock and Ms. Brook with respect to benefits and perquisites related to their overseas assignments. In fiscal 2022, (1) each of our named executive officers other than Ms. Brook received company-paid personal insurance premiums, and Messrs. Reiss, Sinclair and Blackford also received supplemental health coverage; (2) each of our named executive officers received complimentary jackets and/or products; (3) Messrs. Sinclair and Sherlock received housing allowances and tax gross-ups related to such allowances; (4) Mr. Sherlock and Ms. Brook received reimbursement of school fees for their children and tax gross-ups related to such reimbursements; (5) Messrs. Reiss and Sherlock received board retainer fees for their service as directors of Canada Goose International AG, and (6) Ms. Brook received contributions to the defined benefit pension plan membership in Switzerland.
Retirement Plans
In fiscal 2022, none of our named executive officers participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. In fiscal 2022, we did not make any contributions to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. on behalf of our named executive officers. Except for Ms. Brook, for whom we made contributions in the defined benefit pension plan membership of Canada Goose International AG in Switzerland, we did not otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our named executive officers pursuant to retirement plans sponsored by the company. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
C. Board Practices
Composition of our Board of Directors
Under our articles, our board of directors consists of a number of directors as determined from time to time by the directors. Our board of directors is comprised of ten directors. Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2⁄3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Our board of directors is led by Dani Reiss, as Chairman, and Maureen Chiquet, as Lead Director. Mr. Reiss is not considered to be an independent director as he is also our Chief Executive Officer. The Chairman and Chief Executive Officer responsibility is, among other things, to effectively manage, in collaboration with the Lead Director, the affairs of the board of directors in accordance with corporate governance guidelines. The Chairman and Chief Executive Officer is also responsible for the general direction and management of the business and affairs of the company within the authority limitations delegated by the board of directors, focused on meeting the corporate goals and objectives approved by the board of directors. The fundamental responsibility of the Lead Director of the board of directors, considering that the Chairman is not an independent director, is to provide independent leadership for the board of directors in discharging its duties and responsibilities independent of management. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.
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
Vision Committee
During Fiscal 2022, our vision committee was composed of Mr. Reiss, Mr. Armstrong, Ms. Chiquet, Mr. Cotton and Mr. Huët with Mr. Reiss serving as chairperson of the committee. The vision committee’s primary responsibilities were to develop and recommend to the board of directors ideas to facilitate the company’s transition as global luxury brand into the emerging digital age. The vision committee, having fulfilled its mandate, was dissolved in February 2022.
Environmental and Social Committee
Our environmental and social committee was established in February 2022 and is composed of Mr. Armstrong, Mr. Cotton, Ms. Butts and Mr. Huët with Mr. Armstrong serving as the chairperson of the committee. The environmental and social committee’s primary responsibilities are to provide oversight of the company’s ongoing commitment to environmental and social policies, plans and programs to ensure a comprehensive environmental, social and governance program.
D. Employees
As of April 3, 2022, March 28, 2021, and March 29, 2020, we had 4,353, 3,590, and 1,219 employees, including both full-time and part-time employees however excluding those on leave. The number of employees by function as of the end of the period for our fiscal years ended April 3, 2022, March 28, 2021, and March 29, 2020 was as follows:

	2022	2021	2020
By Function:
Canadian manufacturing	2,872	2,489	389
Selling and retail	742	557	352
Corporate head offices	739	544	478
Total	4,353	3,590	1,219
As of April 3, 2022, the company has 347 employees on leave including 25 employees whose leave is related to COVID-19 and 322 employees who are on leave for maternity, medical, disability and/or unpaid leave. The increase in the number of selling and retail employees was primarily due to the opening of our new retail stores in fiscal 2022. We also had a greater number of employees at our corporate head offices in fiscal 2022 to support the continued growth of our business.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of May 5, 2022, by:
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
The percentage of voting shares beneficially owned is computed on the basis of 54,190,432 subordinate voting shares and 51,004,076 multiple voting shares outstanding as of May 5, 2022.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
Entities affiliated with Bain Capital Investors, LLC (1)	—	—	30,873,742	60.5%
Dani Reiss (2)	524,435	*	20,130,334	39.5%
FMR (3)	4,189,647	7.7%	—	—
Morgan Stanley (4)	8,962,382	16.5%	—	—
Macquarie Group Limited (5)	4,031,603	7.4%	—	—
Named executive officers and directors:
Joshua Bekenstein (6)	—	—%	—	—
Jodi Butts	36,261	*	—	—
Maureen Chiquet	55,889	*	—	—
Ryan Cotton (6)	—	—%	—	—
Stephen Gunn	70,578	*	—	—
Jean-Marc Huët	70,767	*	—	—
John Davison	45,598	*	—	—
Michael D. Armstrong	2,061	*	—	—
Belinda Wong	—	*	—	—
Jonathan Sinclair	94,825	*	—	—
Michael (Woody) Blackford	28,414	*	—	—
Pat Sherlock	34,715	*	—	—
Penny Brook	57,397	*	—	—
*    Less than 1%
(1)Includes 20,073,742 multiple voting shares registered in the name of Bain Capital Integral Investors 2008, L.P. (“Integral 2008”) and 10,800,000 Multiple Voting Shares registered in the name of BCPE Fund X Goose Borrower, L.P. (together with Integral 2008, the “Bain Capital Entities”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of each of the Bain Capital Entities. As a result, BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Voting and investment decisions with respect to the shares held by the Bain Capital Entities are made by the managing directors of BCI, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of each of the Bain Capital Entities is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)Includes multiple voting shares registered in the name of DTR LLC, an entity indirectly controlled by Dani Reiss.
(3)Based on information obtained from Schedule 13G filed by FMR LLC and its affiliates (“FMR”) on February 9, 2022. According to that report, FMR possesses sole power to vote or to direct the voting of 1,418,482 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 4,189,647 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FMR’s business address is 245 Summer Street., Boston, MA 02210.
(4)Based on information obtained from Schedule 13G filed by Morgan Stanley and its affiliates (“Morgan Stanley”) on February 9, 2022. According to that report, Morgan Stanley possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 8,487,196 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 8,962,382 of such shares. In addition, according to that report, Morgan Stanley’s business address is 1585 Broadway New York, NY 10036.
(5)Based on information obtained from Schedule 13G filed by Macquarie Group Limited (“Macquarie”) due to the reporting persons ownership of Macquarie Management Holdings Inc., Macquarie Investment Management Business Trust and Ivy Investment Management Company on February 11, 2022. According to that report, entities reported as owned by Macquarie collectively possess sole power to vote or direct the voting of 4,031,603 shares and possess shared power to vote or to direct the voting of none of such shares. In addition, according to that report, Macquarie’s business address is 50 Martin Place Sydney, New South Wales, Australia.
(6)Does not include shares held by the Bain Capital Entities. Each of Messrs. Cotton and Bekenstein is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Cotton and Bekenstein is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
Significant Changes in Ownership
We are not aware of significant changes in ownership of our multiple voting shares and subordinate voting shares during fiscal 2022.
Voting Rights
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares held in the United States (and outside the United States) are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote.
U.S. Shareholders. On April 3, 2022, we had 3 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 20,242,723 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.

Controlled Company
We are currently controlled by Bain Capital. As of April 3, 2022, Bain Capital indirectly beneficially owns approximately 60.5% of our outstanding multiple voting shares, or approximately 54.7% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
B. Related Party Transactions
Investor Rights Agreement
In connection with our IPO, we entered into an Investor Rights Agreement with Bain Capital and DTR LLC, an entity indirectly controlled by our Chairman and Chief Executive Officer (the “Investor Rights Agreement”).
The following is a summary of certain registration rights and nomination rights of our principal shareholders (including their permitted affiliates and transferees) under the Investor Rights Agreement, which summary is not intended to be complete. The following discussion is qualified in its entirety by the full text of the Investor Rights Agreement.
Registration Rights
Pursuant to the Investor Rights Agreement, Bain Capital is entitled to certain demand registration rights which enable it to require us to file a registration statement and/or a Canadian prospectus and otherwise assist with public offerings of subordinate voting shares (including subordinate voting shares issuable upon conversion of multiple voting shares) under the Securities Act and applicable Canadian securities laws, in accordance with the terms and conditions of the Investor Rights Agreement. DTR LLC is entitled to similar demand registration rights at such time as Bain Capital no longer holds securities subject to registration rights, as well as certain incidental registration rights in connection with demand registrations initiated by Bain Capital, and each of Bain Capital and DTR LLC is entitled to certain “piggy-back” registration rights in the event that we propose to register securities as part of a public offering.
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
Other Related Party Transactions
During fiscal 2022, the company contributed approximately $1.1m to Polar Bears International (PBI), a charitable organization for which our Chairman and Chief Executive Officer, Dani Reiss, serves as a board member. The company also paid the Baffin vendor and related entities, which continue to be controlled by Paul Hubner, a member of management of the company, approximately $1.4m for lease costs associated with the Baffin manufacturing facility and other operating costs.
In addition, during fiscal 2020, affiliates of Bain Capital acquired a majority interest in Kantar Group. Since the acquisition, the company incurred fees of approximately $0.6m related to consulting services provided by Kantar Group and its related entities.
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
Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors. To align the economic interests of directors with those of our shareholders, directors are granted share-based compensation on an annual basis for their services and are further encouraged to purchase securities of the company. Moreover, the company has adopted director share ownership guidelines for non-executive directors, which are set at two times (2x) each director’s annual retainer, such ownership requirement to be progressively achieved over a period of five years from each director’s appointment to the board of directors. The director share ownership requirement can be satisfied through the ownership of shares directly owned, vested in-the-money stock options and restricted share units.
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
The undertakings in the Coattail Agreement do not apply to prevent a sale by the holders of multiple voting shares (including applicable transferees from time to time) if concurrently an offer is made to purchase subordinate voting shares that:
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
Revolving Facility Credit Agreement
On June 3, 2016, Canada Goose Holdings Inc. and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a senior secured asset-based revolving facility (the “Revolving Facility”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. A copy of the Revolving Facility Credit Agreement is included as Exhibit 10.3 to the company’s Registration Statement on Form F-1, as amended (File No. 333-216078), filed with the SEC on February 15, 2017, and is incorporated by reference herein. As amended through the date hereof, the amended revolving facility consists of the existing revolving facility with a reduced commitment in the amount of $417.5m with a seasonal increase of up to $467.5m during the peak season (being June 1 through November 30), and a first-in, last-out (“FILO”) revolving facility in the amount of $50.0m. Borrowings under the existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts will be drawn in priority of the FILO Revolving Facility. Amounts drawn on the FILO revolving facility are subject to an interest rate charge that is 2.00% higher than the existing revolving facility. The FILO revolving facility matured on May 25, 2021 and upon maturity, the credit commitments on the existing revolving facility were restored.

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
On August 15, 2017, the company entered into an amendment (the “2017 Term Loan Amendment”) to the Term Loan Facility. The 2017 Term Loan Amendment was executed in connection with the syndication of the outstanding term loans by the existing term loan lenders and, among other things: (i) added a provision whereby the company would be required to pay a 1% prepayment premium on any prepayment of the term loans made in connection with a “Repricing Transaction” (as defined in the 2017 Term Loan Amendment) or in connection with an amendment that constitutes a Repricing Transaction, in each case, within six months from August 15, 2017 and (ii) reset the “most-favored nation” protection in favor of the term loan lenders in the incremental facilities provisions of the Term Loan Facility, whereby if the company were to issue additional term loans under such incremental facilities provisions within 18 months from August 15, 2017 and the all-in yield on such additional term loans were to exceed the all-in-yield on the existing term loans by more than 50 basis points, the all-in-yield on such existing term loans would be increased so that the all-in-yield of the additional term loans does not exceed the all-in-yield on the existing term loans by more than 50 basis points. As further amended through the date hereof, the maturity date for the Term Loan Facility is October 7, 2027.
On April 9, 2021, the company entered into an amendment (the “2021 Term Loan Amendment) to the Term Loan Facility. The term loans issued in connection with the 2021 Term Loan Amendment (the “2021 Refinancing Term Loans”) were used, in part, to refinance in full all of the existing term loans outstanding under the Term Loan Facility. The interest rates for the 2021 Refinancing Term Loans are LIBOR plus an applicable margin of 3.50%, payable quarterly in arrears.
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
Cash Dividends and Other Distributions
As described in Item 8.A.8 above, we currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. However, to the extent there are any distributions made with respect to our subordinate voting shares, subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to treat distributions received with respect to its subordinate voting shares (including the amount of Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its subordinate voting shares and, thereafter, as capital gain recognized on a sale or exchange of such subordinate voting shares. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to our subordinate voting shares will constitute ordinary dividend income. Dividends paid on the subordinate voting shares will not be eligible for the dividends received deduction allowed to U.S. corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
Special rules may apply to any “extraordinary dividend,” which is generally a dividend paid by us in an amount that is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our subordinate voting shares. If we pay an “extraordinary dividend’ on our subordinate voting shares that is treated as “qualified dividend income,” then any loss derived by a non-corporate U.S. Holder from the sale or exchange of such subordinate voting shares will be treated as long-term capital loss to the extent of such dividend.
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

A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on our subordinate voting shares may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of our equity (based on voting power or value) is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. Because the foreign tax credit rules are complex, in the event we pay a dividend subject to Canadian dividend withholding tax, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
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
Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period in which we were classified as a PFIC (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year. In addition, if a U.S. Holder dies while owning the subordinate voting shares, the U.S. Holder’s successor would be ineligible to receive a step-up in the tax basis of such shares.
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
Canadian Tax Implications for Non-Canadian Holders
The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to the holding and disposition of subordinate voting shares by a beneficial owner. This summary only applies to such a holder who, for the purposes of the Tax Act and at all relevant times: (1) is not, and is not deemed to be, resident in Canada for purposes of any applicable income tax treaty or convention; (2) deals at arm’s length with us; (3) is not affiliated with us; (4) does not use or hold, and is not deemed to use or hold, subordinate voting shares in a business carried on in Canada; (5) has not entered into, with respect to the subordinate voting shares, a “derivative forward agreement” as that term is defined in the Tax Act and (6) holds the subordinate voting shares as capital property (a “Non-

Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or that is an “authorized foreign bank” as that term is defined in the Tax Act.
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
F. Dividends and Payment Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
You may request a copy of this Annual Report and the related exhibits, and any other report, at no cost, by writing to us at 250 Bowie Ave, Toronto, Ontario, Canada, M6E 4Y2 or calling us at (416) 780-9850. Copies of our financial statements and other continuous disclosure documents required under applicable securities legislation are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.
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
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. – D. Material Modifications to the Rights of Security Holders
None.
E. Use of Proceeds
None.
ITEM 15. CONTROLS AND PROCEDURES
A. – D.
See Item 5. - “Operating and Financial Review and Prospects” - “Management’s Discussion and Analysis of Financial Condition and Results of Operations” - “Disclosure Controls and Procedures”, and “Management’s Annual Report on Internal Control over Financial Reporting”.
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
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics applicable our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at https://investor.canadagoose.com/corporate-governance/governance-overview. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP (PCAOB ID No. 1208) for certain services rendered to our company during fiscal 2022 and fiscal 2021.

	For the year ended
CAD $ millions	April 3, 2022	March 28, 2021
Audit fees(1)	3.8	3.9
Audit-related fees(2)	0.2	0.2
Tax fees(3)	2.3	2.0
All other fees(4)	0.2	—
Total	6.5	6.1
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
The NYSE Listing Rules generally require that a listed company’s articles provide for a quorum for any meeting of the holders of the company’s voting shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE Listing Rules, the company, as a foreign private issuer, has elected to comply with practices that are permitted under Canadian securities laws in lieu of the provisions of NYSE. The company’s articles provide that a quorum of shareholders shall be shareholders present in person or represented by proxy who, together, hold not less than 25% of the issued shares plus at least a majority of multiple voting shares entitled to be voted at the meeting. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE Listing Rules. Following the company’s home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE Listing Rules applicable to U.S. domestic issuers.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS.
See Item 18. — “Financial Statements”.
ITEM 18. FINANCIAL STATEMENTS.
Our Annual Financial Statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS
EXHIBIT INDEX

1.1	Articles of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
2.1	Form of Share Certificate for Subordinate Voting Shares (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 1, 2017)
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on May 13, 2021)
4.1
Investor Rights Agreement by and among Canada Goose Holdings Inc. and certain shareholders of Canada Goose Holdings Inc. (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 10, 2017)

4.2
Coattail Agreement, between Canada Goose Holdings Inc., certain shareholders of Canada Goose Holdings Inc. and Computershare Trust Company of Canada (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)

4.3
Credit Agreement dated December 2, 2016, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.4
First Amendment to Credit Agreement dated August 15, 2017, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on August 21, 2017)

4.5
Third Amendment to Credit Agreement dated May 10, 2019, by and among Canada Goose Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on May 14, 2019)

4.6
Second Amended and Restated Credit Agreement dated May 26, 2020, by and among Canada Goose Holdings Inc. and Canadian Imperial Bank of Commerce (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-38027) filed with the SEC on May 29, 2020)

4.7
Refinancing Amendment and Fourth Amendment to Credit Agreement dated October 7, 2020, by and among Canada Goose Holdings Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 99.1 to our Form 6-K (file no. 001-3827) filed with the SEC on October 9, 2020)

4.8
Fifth Amendment to Credit Agreement dated April 9, 2021, by and among Canada Goose Holdings Inc. and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on May 13, 2021).

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

4.15	Canada Goose Holdings Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.16	Canada Goose Holdings Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on May 13, 2021)
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
Date: May 19, 2022

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
April 3, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the "Company") as of April 3, 2022, March 28, 2021, and March 30, 2020, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the 53-week period ended April 3, 2022 and for the 52- week periods ended March 28, 2021, and March 29, 2020 and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 3, 2022, March 28, 2021, and March 30, 2020 and its financial performance and its cash flows for each of the 53-week period ended April 3, 2022 and for the 52-week periods ended March 28, 2021, and March 29, 2020, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 3, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 18, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 4 to the financial statements, effective April 1, 2019, the Company changed its method of accounting for implementation costs in its Software as a Service arrangements resulting from the adoption of the April 2021 International Financial Reporting Interpretations Committee (IFRIC) agenda decision, Configuration or Customization Costs in a Cloud Computing Arrangement.
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
Inventory comprises raw materials, work-in-process and finished goods and is carried at the lower of cost and net realizable value. In estimating net realizable value, the Company uses estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future selling prices, seasonality and costs necessary to sell the inventory. As a result of management’s analysis, included in inventory are provisions for obsolete inventory.
Given the importance of inventory to the Company’s operations and the judgement involved in determining net realizable value related to finished goods inventory, specifically estimated future revenue (future selling prices and product demand); our audit procedures involved a high degree of auditor judgement and an increased extent of audit effort.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future revenue used in determining net realizable value related to finished good inventory included the following, among others:
•Evaluated the effectiveness of controls, including those related to management’s process for developing the estimates used in the determination of net realizable value and the provisions for obsolete inventory.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 18, 2022

We have served as the Company's auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of April 3, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 3, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the 53-week period ended April 3, 2022, of the Company and our report dated May 18, 2022, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of the April 2021 International Financial Reporting Interpretations Committee (IFRIC) agenda decision, Configuration or Customization Costs in a Cloud Computing Arrangement.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 18, 2022

Consolidated Statements of Income and Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	April 3, 2022	March 28, 2021	March 29, 2020
			Restated (Note 4)	Restated (Note 4)
		$	$	$
Revenue	5	1,098.4	903.7	958.1
Cost of sales	9	364.8	349.7	364.8
Gross profit		733.6	554.0	593.3
Selling, general & administrative expenses	4, 10, 11, 12	576.9	437.0	406.2
Operating income		156.7	117.0	187.1
Net interest, finance and other costs	16	39.0	30.9	28.4
Income before income taxes		117.7	86.1	158.7
Income tax expense	6	23.1	15.8	10.7
Net income		94.6	70.3	148.0
Other comprehensive (loss) income
Items that will not be reclassified to earnings, net of tax:
Actuarial gain (loss) on post-employment obligation		0.1	0.7	(0.2)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment (loss) gain		(25.5)	(12.3)	9.1
Net gain (loss) on derivatives designated as cash flow hedges	21	8.7	(1.2)	(2.4)
Reclassification of net loss (gain) on cash flow hedges to income	21	4.7	7.3	(3.7)
Net gain (loss) on derivatives designated as a net investment hedge	21	—	0.2	(0.3)
Other comprehensive (loss) income		(12.0)	(5.3)	2.5
Comprehensive income		82.6	65.0	150.5
Earnings per share	7
Basic		$0.87	$0.64	$1.35
Diluted		$0.87	$0.63	$1.33
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	Notes	April 3, 2022	March 28, 2021	March 30, 2020
			Restated (Note 4)	Restated (Note 4)
Assets		$	$	$
Current assets
Cash		287.7	477.9	31.7
Trade receivables	8	42.7	40.9	32.3
Inventories	9	393.3	342.3	412.3
Income taxes receivable	6	1.1	4.8	12.0
Other current assets	20	37.5	31.0	43.5
Total current assets		762.3	896.9	531.8
Deferred income taxes	6	53.2	48.4	41.8
Property, plant and equipment	10	114.2	116.5	115.1
Intangible assets	4, 11	122.2	124.8	131.1
Right-of-use assets	12	215.2	233.7	211.8
Goodwill	13	53.1	53.1	53.1
Other long-term assets	20	20.4	5.1	6.0
Total assets		1,340.6	1,478.5	1,090.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14, 20	176.2	177.8	144.4
Provisions	15	18.5	20.0	15.6
Income taxes payable	6	24.5	19.1	13.0
Short-term borrowings	16	3.8	—	—
Current portion of lease liabilities	12	58.5	45.2	35.9
Total current liabilities		281.5	262.1	208.9
Provisions	15	31.3	25.6	21.4
Deferred income taxes	6	15.8	15.4	8.4
Revolving facility	16	—	—	—
Term loan	16	366.2	367.8	158.1
Lease liabilities	12	192.2	209.6	192.0
Other long-term liabilities		25.7	20.4	4.6
Total liabilities		912.7	900.9	593.4
Shareholders' equity	17	427.9	577.6	497.3
Total liabilities and shareholders' equity		1,340.6	1,478.5	1,090.7
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive (loss) income	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total		Restated (Note 4)
		$	$	$	$	$	$	$
Balance at March 31, 2019		1.4	111.2	112.6	9.2	279.7	(2.4)	399.1
Adjustment for IFRIC Agenda Decision	4	—	—	—	—	(18.9)	—	(18.9)
Balance at April 1, 2019		1.4	111.2	112.6	9.2	260.8	(2.4)	380.2
IFRS 16 initial application	12	—	—	—	—	(4.9)	—	(4.9)
Normal course issuer bid purchase of subordinate voting shares	17	—	(1.6)	(1.6)	—	(37.1)	—	(38.7)
Exercise of stock options	17	—	3.7	3.7	(1.3)	—	—	2.4
Net income		—	—	—	—	148.0	—	148.0
Other comprehensive income		—	—	—	—	—	2.5	2.5
Share-based payment	18	—	—	—	7.8	—	—	7.8
Balance at March 29, 2020		1.4	113.3	114.7	15.7	366.8	0.1	497.3
Exercise of stock options	17	—	5.8	5.8	(1.8)	—	—	4.0
Net income		—	—	—	—	70.3	—	70.3
Other comprehensive loss		—	—	—	—	—	(5.3)	(5.3)
Share-based payment	18	—	—	—	11.3	—	—	11.3
Balance at March 28, 2021		1.4	119.1	120.5	25.2	437.1	(5.2)	577.6
Normal course issuer bid purchase of subordinate voting shares	17	—	(11.9)	(11.9)	—	(241.3)	—	(253.2)
Exercise of stock options	17	—	9.9	9.9	(2.8)	—	—	7.1
Net income		—	—	—	—	94.6	—	94.6
Other comprehensive loss		—	—	—	—	—	(12.0)	(12.0)
Share-based payment	18	—	—	—	14.0	—	—	14.0
Deferred tax on share-based payment		—	—	—	(0.2)	—	—	(0.2)
Balance at April 3, 2022		1.4	117.1	118.5	36.2	290.4	(17.2)	427.9
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

		Year ended
	Notes	April 3, 2022	March 28, 2021	March 29, 2020
			Restated (Note 4)	Restated (Note 4)
		$	$	$
Operating activities
Net income		94.6	70.3	148.0
Items not affecting cash:
Depreciation and amortization	4, 10, 11, 12	95.8	77.4	57.1
Income tax expense	6	23.1	15.8	10.7
Interest expense	16	38.1	26.7	20.4
Foreign exchange loss (gain)		9.0	9.0	(0.7)
Acceleration of unamortized costs on debt extinguishment	16	9.5	1.1	7.0
Impairment losses	1, 10, 12	7.7	—	—
Loss on disposal of assets		0.1	0.3	1.7
Share-based payment	18	14.0	11.3	8.5
		291.9	211.9	252.7
Changes in non-cash operating items	22	(82.8)	104.5	(130.6)
Income taxes paid		(25.2)	(6.8)	(52.1)
Interest paid		(32.3)	(21.0)	(18.5)
Net cash from operating activities		151.6	288.6	51.5
Investing activities
Purchase of property, plant and equipment	10	(34.5)	(26.9)	(45.3)
Investment in intangible assets	11	(1.5)	—	(6.0)
Initial direct costs of right-of-use assets	12	(1.2)	—	—
Net cash used in investing activities		(37.2)	(26.9)	(51.3)
Financing activities
Term loan (repayments) borrowings	16	(4.7)	247.5	—
Revolving facility borrowings	16	0.5	—	—
Transaction costs on financing activities	16	(1.0)	(10.8)	(2.3)
Subordinate voting shares purchased and cancelled under NCIB	17	(253.2)	—	(38.7)
Principal payments on lease liabilities	12	(46.9)	(38.8)	(24.7)
Settlement of term loan derivative contracts	20	—	(4.9)	4.6
Exercise of stock options	18	7.1	4.0	2.4
Net cash (used in) from financing activities		(298.2)	197.0	(58.7)
Effects of foreign currency exchange rate changes on cash		(6.4)	(12.5)	1.6
(Decrease) increase in cash		(190.2)	446.2	(56.9)
Cash, beginning of period		477.9	31.7	88.6
Cash, end of period		287.7	477.9	31.7
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Note 1.    The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, lightweight down jackets, rainwear, windwear, fleece, knitwear, footwear, and accessories for fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the consolidated financial statements refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, (“DTR”), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 48.5% of the total shares outstanding as at April 3, 2022, or 90.4% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 51.5% of the total shares outstanding as at April 3, 2022, or 9.6% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 18, 2022.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 is the first 53-week fiscal year, ending on April 3, 2022.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer (“DTC”), Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms and our Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees and selling, general, and administrative (“SG&A”) expenses. The Other segment includes the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other
F-11

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations.
Within the Other segment, comparative information for fiscal 2021 also includes sales of personal protective equipment ("PPE") in response to COVID-19 along with costs incurred as a consequence of COVID-19 including overhead costs resulting from the temporary closure of our manufacturing facilities.
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
COVID-19 pandemic
Globally, public health officials have imposed restrictions and recommended precautions to mitigate the spread of COVID-19, resulting in temporary closures of our retail locations as well as reduced traffic and store productivity, similarly impacting our wholesale partners. Store operations have largely resumed over fiscal 2022 across our global store network, however 5 of our 41 stores continue to remain closed globally and retail store traffic remains below pre-pandemic levels as at April 3, 2022. As a result of slower than expected return of international retail traffic and limited time remaining on existing leases, the Company recorded $1.6m of impairment losses on fixed assets (note 10) and $6.1m of impairment losses on right-of-use assets (note 12) in respect of two retail stores in the DTC operating segment for the year ended April 3, 2022. The impairment losses were recorded as part of SG&A expenses. No impairment losses were recognized in the prior years. All of our manufacturing facilities were operating during April 3, 2022 at lower output levels than historically realized prior to fiscal year 2021 to ensure appropriate distancing measures were in place.
In March 2021, the IASB issued an amendment to IFRS 16, Leases to extend the period over which the practical expedient is available for use. This amendment exempts lessees from determining whether COVID-19 related rent concessions for lease payments originally due on or before June 30, 2022 are lease modifications. In accordance with the guidance issued, the Company adopted the amendment effective March 29, 2021 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $0.6m were recognized in the statement of income for the year ended April 3, 2022 (March 28, 2021 - $4.1m).

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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
Certain comparative figures have been reclassified to conform with the current year presentation. Depreciation and amortization for amounts not included in costs of goods sold, which were previously presented in a separate line item, are reflected in the presentation of SG&A expenses.
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

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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
Diluted earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Company by the weighted average number of multiple and subordinate voting shares outstanding during the year plus the weighted average number of subordinate shares that would be issued on the exercise of stock options and settlement of restricted share units (“RSUs”).
(g)Income taxes
Current and deferred income taxes are recognized in the statement of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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

Asset Category	Estimated Useful Life
Plant equipment (except moulds)	10 years
Footwear moulds	5 years
Computer equipment	3 years
Leasehold improvements	Lesser of the lease term or useful life of the asset
Show displays	5 years
Furniture and fixtures	5 to 10 years

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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
An internally generated intangible asset is recorded for product development costs which are included within intellectual property. Product development costs are incurred in the design, production and testing of new products where the technical feasibility of commercial manufacturing and sale of the product has been demonstrated. With continued emphasis on DTC expansion, effective the first quarter of fiscal 2021, any new or incremental product development costs were recognized in SG&A expenses in the statement of income as they more closely support current selling and marketing activities. Those product development costs included in existing inventory and intangible assets will continue to be recognized within the cost of sales. As at April 3, 2022, all product development costs have been fully amortized.
The useful lives of intangible assets are assessed as either finite or indefinite.

Asset Category	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
Software	5 to 7 years
Intellectual property	1 to 8 years
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

Notes to the Consolidated Financial Statements
April 3, 2022
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
    Right-of-use assets
Right-of-use assets are measured at the initial amount of the lease liabilities, lease payments made at or before the commencement date less any lease incentives

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
received, initial direct costs, if any, and decommissioning costs to restore the site to the condition required by the terms and conditions of the lease, and net of accumulated impairment losses. Subsequent to initial measurement, the Company applies the cost model to the right-of-use assets and measures the asset at cost less any accumulated depreciation, accumulated impairment losses in accordance with IAS 36, and any remeasurements of the lease liabilities. Assets are depreciated from the commencement date on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.
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
The Company has determined that the goodwill contributes to the cash flows of ten CGUs (March 28, 2021 - seven CGUs).
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

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
warranty returns are estimated on the basis of historical returns and are recorded so as to allocate them to the same period the corresponding revenue is recognized.
(p)Employee future benefits
The Company sponsors a defined benefit pension plan membership, which is limited to certain employees of Canada Goose International AG and other subsidiaries who reside in Switzerland.
The measurement date for the defined benefit pension plan is April 3, 2022, the reporting date. The obligation associated with the Company’s defined benefit pension plan is actuarially valued using the projected unit credit method and management’s best estimate of the discount rate, future salary increases, mortality rates and retirement rates. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses, net of tax, are recognized immediately through other comprehensive income.
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
April 3, 2022
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

Revolving facility, term loan, and Mainland China Facilities
The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.

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
ii)Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, the revolving facility, the term loan, and the Mainland China Facilities (as defined below). The Company initially recognizes debt instruments on the date that they

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
are originated. All other financial liabilities are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.
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

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
April 3, 2022
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
Trade receivables
Key Sources of Estimation: The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. Ongoing estimates are made relating to the ability to collect our accounts receivable and maintain an allowance for estimated credit losses resulting from the inability of our customers to make required payments. In determining the amount of expected credit losses, the Company considers the historical level of credit losses and makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations.
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

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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
Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)
Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has ten CGUs (March 28, 2021 - seven CGUs) and tests goodwill and these intangible assets for impairment on that basis.
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

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Share-based payments
Key Sources of Estimation: Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended April 3, 2022; prior to the public offering, the Company used the Monte Carlo valuation model to measure the fair value of options granted. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield, and volatility.
Consolidation
Judgments Made in Relation to Accounting Policies Applied: The Company uses judgment in determining the entities that it controls and therefore consolidates. The Company controls an entity when the Company has the existing rights that give it the current ability to direct the activities that significantly affect the entity’s returns. Judgment is applied in determining whether the Company controls the entities in which it does not have full ownership rights. Most often, judgment involves reviewing contractual rights to determine if rights are participating (giving power over the entity) or protective rights (protecting the Company’s interest without giving it power).
Note 4.    Changes in accounting policies
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affects only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
Configuration or Customization Costs in a Cloud Computing Arrangement
In April 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision within the scope of IAS 38, Intangible Assets which clarified the accounting of configuration and customization costs in cloud computing arrangements often referred to as Software as a Service ("SaaS") arrangements. As a result of the decision, costs that do not meet the capitalization criteria for intangible assets are required to be expensed as incurred.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
The adoption of the agenda decision was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company amended the existing accounting policies related to implementation costs on SaaS arrangements as at April 1, 2019. The Company assessed the impact of the interpretation and identified $25.4m of costs recognized as intangible assets within ERP and computer software related to SaaS arrangements that were no longer eligible for capitalization and amortization in accordance with the agenda decision. As a result, these costs were written off as at April 1, 2019 as these costs would have been required to be expensed in the period incurred.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in these consolidated financial statements. The following tables outline the impacts of the restatements on the comparative periods:
Condensed Comprehensive Income Information
Increase (decrease)

	March 28, 2021			March 29, 2020
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
SG&A expenses	437.1	(0.1)	437.0	401.2	5.0	406.2
Income tax expense	15.8	—	15.8	12.0	(1.3)	10.7
Net income	70.2	0.1	70.3	151.7	(3.7)	148.0
Cumulative translation adjustment	(12.6)	0.3	(12.3)	9.4	(0.3)	9.1
Condensed Financial Position Information
Increase (decrease)

	March 28, 2021			March 29, 2020
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
Deferred income taxes (asset)	46.9	1.5	48.4	40.8	1.0	41.8
Intangible assets	155.0	(30.2)	124.8	161.7	(30.6)	131.1
Deferred income taxes (liability)	21.6	(6.2)	15.4	15.1	(6.7)	8.4
Shareholders' equity	600.1	(22.5)	577.6	520.2	(22.9)	497.3

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)

	April 1, 2019
	As previously reported	Adjustments	Restated
	$	$	$
Deferred income taxes (asset)	12.2	1.0	13.2
Intangible assets	155.6	(25.4)	130.2
Deferred income taxes (liability)	16.7	(5.5)	11.2
Shareholders' equity	399.1	(18.9)	380.2
Condensed Cash Flow Information
Increase (decrease)

	March 28, 2021			March 29, 2020
	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated
	$	$	$	$	$	$
Net income	70.2	0.1	70.3	151.7	(3.7)	148.0
Depreciation and amortization	84.6	(7.2)	77.4	63.1	(6.0)	57.1
Income tax expense	15.8	—	15.8	12.0	(1.3)	10.7
Changes in non-cash items	102.5	2.0	104.5	(130.6)	—	(130.6)
Investment in intangible assets	(5.1)	5.1	—	(17.0)	11.0	(6.0)
Interest Rate Benchmark Reform
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments introduce a practical expedient for modifications required by the Interbank Offer Rate (“IBOR”) reform. The amendments relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of the IBOR reform, allowing for prospective application of the alternative rate. A similar practical expedient exists for lessee accounting under IFRS 16. It also relates to the application of hedge accounting, which is not discontinued solely because of the IBOR reform. Hedging relationships, including formal designation and documentation, must be amended to reflect modifications to the hedged item, however, the practical expedient allows the hedge relationship to continue, although additional ineffectiveness may be required. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. A broader market-wide initiative is underway to transition the various IBOR based on rates in use to alternative reference rates. The Company’s term loan

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
facility at a net book value of $370.0m, will be impacted by the IBOR reform. As such, the reformed IFRS guidance has been adopted, however, accounting under the adopted standard will take place once IBOR related arrangements are modified, which constitutes as an accounting event. As no accounting events have occurred to date, the Company has determined there is no financial reporting impact as of April 3, 2022. The Company is in discussions with its lenders and is currently determining if any modifications will meet the requirements for the application of the practical expedient.
Note 5.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company’s chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. Our operating segments are not reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

	Year ended April 3, 2022
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	740.4	348.5	9.5	1,098.4
Cost of sales	177.4	182.0	5.4	364.8
Gross profit	563.0	166.5	4.1	733.6
SG&A expenses	229.9	55.3	291.7	576.9
Operating income (loss)	333.1	111.2	(287.6)	156.7
Net interest, finance and other costs				39.0
Income before income taxes				117.7

	Year ended March 28, 2021
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	527.2	322.2	54.3	903.7
Cost of sales	124.8	169.8	55.1	349.7
Gross profit (loss)	402.4	152.4	(0.8)	554.0
SG&A expenses	169.5	48.1	219.4	437.0
Operating income (loss)	232.9	104.3	(220.2)	117.0
Net interest, finance and other costs				30.9
Income before income taxes				86.1

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)

	Year ended March 29, 2020
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	525.0	424.0	9.1	958.1
Cost of sales	130.0	226.2	8.6	364.8
Gross profit	395.0	197.8	0.5	593.3
SG&A expenses	147.4	52.7	206.1	406.2
Operating income (loss)	247.6	145.1	(205.6)	187.1
Net interest, finance and other costs				28.4
Income before income taxes				158.7
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
	$	$	$
Canada	219.2	217.7	293.1
United States	303.7	226.1	279.0
Asia Pacific	328.6	264.0	203.6
EMEA(1)	246.9	195.9	182.4
Revenue	1,098.4	903.7	958.1
(1)EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 6.    Income taxes
The components of the provision for income tax are as follows:

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
Current income tax expense	$	$	$
Current period	35.6	18.5	39.2
Adjustment in respect of prior periods	(0.4)	2.4	(0.3)
	35.2	20.9	38.9
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	(11.9)	(3.3)	(30.7)
Effect of change in income tax rates	—	(0.1)	2.5
Adjustment in respect of prior periods	(0.2)	(1.7)	—
	(12.1)	(5.1)	(28.2)
Income tax expense	23.1	15.8	10.7

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
	$	$	$
Income before income taxes	117.7	86.1	158.7
	25.36%	25.42%	25.47%
Income tax at expected statutory rate	29.8	21.9	40.4
Non-deductible (taxable) items	(0.8)	0.1	0.4
Non-deductible stock option expense	2.9	2.2	1.8
Effect of foreign tax rates	(14.6)	(8.9)	(11.8)
Non-deductible (taxable) foreign exchange loss	0.2	0.3	0.9
Change in tax law related to Swiss tax reform	—	—	(23.1)
Change in tax rates	0.1	(0.1)	2.5
Change in deferred tax asset not recognized	6.1	—	—
Other items	(0.6)	0.3	(0.4)
Income tax expense	23.1	15.8	10.7

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
The change in the year in the components of deferred tax assets and liabilities are as follows:

		Change in the year affecting
	March 28, 2021	Net income	Foreign exchange translation	Equity	Other comprehensive income	April 3, 2022
	$	$	$	$	$	$
Losses carried forward	9.3	(0.5)	(0.2)	—	—	8.6
Employee future benefits	0.2	—	—	—	—	0.2
Other liabilities	3.7	2.8	0.1	(0.2)	—	6.4
Inventory capitalization	3.3	1.5	—	—	—	4.8
Capital lease	5.6	2.5	(0.1)	—	—	8.0
Tax relief from Swiss tax reform	20.3	(7.1)	(1.4)	—	—	11.8
Unrealized profit in inventory	15.1	10.1	(0.2)	—	—	25.0
Provisions and other temporary differences	6.8	0.6	—	—	—	7.4
Total deferred tax asset	64.3	9.9	(1.8)	(0.2)	—	72.2
Unrealized foreign exchange	(1.3)	0.1	—	—	(5.7)	(6.9)
Intangible assets	(18.9)	0.5	—	—	—	(18.4)
Property, plant and equipment	(11.1)	1.6	—	—	—	(9.5)
Total deferred tax liabilities	(31.3)	2.2	—	—	(5.7)	(34.8)
Net deferred tax assets (liabilities)	33.0	12.1	(1.8)	(0.2)	(5.7)	37.4
The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Changes in the year affecting
	March 28, 2021	Adjustments	Net income	Foreign exchange translation	Equity	Other comprehensive income	April 3, 2022
	$	$	$	$	$	$	$
Deferred tax assets	48.4	—	6.7	(1.9)	—	—	53.2
Deferred tax liabilities	(15.4)	—	5.4	0.1	(0.2)	(5.7)	(15.8)
	33.0	—	12.1	(1.8)	(0.2)	(5.7)	37.4

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Available deferred income tax assets related to non-capital losses and Swiss tax relief in the amount of $1.6m and $24.6m, respectively, were not recognized as it is not probable that future taxable income will be available to the Company to utilize the benefits.
The corporate entities within Canada Goose have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

$
2038 and prior	2.0
2039	2.6
2040	8.5
2041	8.8
2042	8.2
2043 and thereafter	9.4
39.5
The Company does not recognize tax on unremitted earnings from foreign subsidiaries as it is management’s intent to reinvest these earnings indefinitely. Unremitted earnings from foreign subsidiaries were $356.4m as at April 3, 2022 (March 28, 2021 - $243.3m, March 29, 2020 - $214.3m).
As at April 3, 2022, in addition to the amount charged to profit or loss and other comprehensive income, a tax recovery of $nil (March 28, 2021 - $nil, March 29, 2020 - less than $0.1m) was recognized directly in equity related to excess tax deductions on share-based payments for stock options exercised. Tax expense of $0.2m was reversed out of equity related to reduction of expected tax deductions on issuance of RSU.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Note 7.    Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
	$	$	$
Net income	94.6	70.3	148.0
Weighted average number of multiple and subordinate voting shares outstanding	108,296,802	110,261,600	109,892,031
Weighted average number of shares on exercise of stock options and RSUs	857,919	850,573	1,276,757
Diluted weighted average number of multiple and subordinate voting shares outstanding(1)	109,154,721	111,112,173	111,168,788
Earnings per share
Basic	$0.87	$0.64	$1.35
Diluted	$0.87	$0.63	$1.33
(1)    Applicable if dilutive and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. As at April 3, 2022, there were 1,475,545 stock options (March 28, 2021 - 914,961 shares, March 29, 2020 - 630,374 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
Note 8.    Trade receivables

	April 3, 2022	March 28, 2021
	$	$
Trade accounts receivable	22.0	21.9
Credit card receivables	2.5	2.1
Government grant receivable	—	4.4
Other receivables	19.3	14.3
	43.8	42.7
Less: expected credit loss and sales allowances	(1.1)	(1.8)
Trade receivables, net	42.7	40.9

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
The following are the continuities of the Company’s expected credit loss and sales allowances deducted from trade receivables:

	April 3, 2022			March 28, 2021
	Expected credit loss	Sales allowances	Total	Expected credit loss	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(0.5)	(1.3)	(1.8)	(0.5)	(1.3)	(1.8)
Losses recognized	—	(0.5)	(0.5)	(0.1)	(2.4)	(2.5)
Amounts settled or written off during the year	0.2	1.0	1.2	0.1	2.4	2.5
Balance at the end of the year	(0.3)	(0.8)	(1.1)	(0.5)	(1.3)	(1.8)
Note 9.    Inventories

	April 3, 2022	March 28, 2021
	$	$
Raw materials	71.3	63.8
Work in progress	14.9	18.6
Finished goods	307.1	259.9
Total inventories at the lower of cost and net realizable value	393.3	342.3
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale. As at April 3, 2022, the provisions for obsolescence amounted to $23.6m (March 28, 2021 - $23.4m).
Amounts charged to cost of sales comprise the following:

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
	$	$	$
Cost of goods manufactured	350.1	334.9	352.4
Depreciation and amortization included in costs of sales	14.7	14.8	12.4
	364.8	349.7	364.8

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Note 10.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
March 29, 2020	26.6	8.7	82.4	10.2	25.5	8.9	162.3
Additions	0.7	1.5	5.0	0.3	2.4	20.9	30.8
Disposals	(0.2)	(0.1)	(1.0)	(1.0)	(0.1)	—	(2.4)
Transfers	2.0	0.8	19.0	0.4	4.0	(26.2)	—
Impact of foreign currency translation	—	(0.2)	(3.3)	(0.5)	(1.0)	(0.3)	(5.3)
March 28, 2021	29.1	10.7	102.1	9.4	30.8	3.3	185.4
Additions	0.1	1.5	6.2	—	2.4	23.5	33.7
Disposals	(0.2)	(0.1)	—	—	(0.1)	(0.1)	(0.5)
Transfers	1.9	0.8	18.1	0.2	1.9	(22.9)	—
Impact of foreign currency translation	—	(0.1)	(1.3)	(0.2)	(0.2)	0.3	(1.5)
April 3, 2022	30.9	12.8	125.1	9.4	34.8	4.1	217.1

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 29, 2020	6.3	4.3	21.8	6.0	8.8	—	47.2
Depreciation	2.8	2.6	13.5	1.6	5.3	—	25.8
Disposals	(0.1)	(0.1)	(0.9)	(1.0)	(0.1)	—	(2.2)
Impact of foreign currency translation	—	—	(1.2)	(0.3)	(0.4)	—	(1.9)
March 28, 2021	9.0	6.8	33.2	6.3	13.6	—	68.9
Depreciation	3.1	2.7	19.2	1.1	6.9	—	33.0
Disposals	—	(0.1)	—	—	—	—	(0.1)
Impairment losses (Note 1)	—	—	1.6	—	—	—	1.6
Impact of foreign currency translation	—	(0.1)	(0.1)	(0.1)	(0.2)	—	(0.5)
April 3, 2022	12.1	9.3	53.9	7.3	20.3	—	102.9

Net book value
March 28, 2021	20.1	3.9	68.9	3.1	17.2	3.3	116.5
April 3, 2022	18.8	3.5	71.2	2.1	14.5	4.1	114.2

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Note 11.    Intangible assets
Intangible assets comprise the following:

	April 3, 2022	March 28, 2021
	$	$
Intangible assets with finite lives (1)	6.4	9.0
Intangible assets with indefinite lives:
Brand name	115.5	115.5
Domain name	0.3	0.3
	122.2	124.8
(1)Retrospective application is required for accounting policy changes and comparative financial information was restated in these consolidated financial statements (note 4).
The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	Software	Intellectual property	Total
Cost	$	$	$
March 29, 2020	5.7	17.9	23.6
Additions	—	0.1	0.1
Impact of foreign currency translation	(0.1)	(0.1)	(0.2)
March 28, 2021	5.6	17.9	23.5
Additions	2.9	0.3	3.2
April 3, 2022	8.5	18.2	26.7

	Software	Intellectual property	Total
Accumulated amortization	$	$	$
March 29, 2020	1.3	7.0	8.3
Amortization	1.0	5.3	6.3
Impact of foreign currency translation	(0.1)	—	(0.1)
March 28, 2021	2.2	12.3	14.5
Amortization	1.4	4.4	5.8
April 3, 2022	3.6	16.7	20.3

Net book value
March 28, 2021	3.4	5.6	9.0
April 3, 2022	4.9	1.5	6.4
Intellectual property consists of product development costs, acquired technology, and patents and trademarks.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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
The Company completed its annual impairment tests for the years ended April 3, 2022 and March 28, 2021 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use (VIU) are consistent with the assumptions used to calculate VIU for goodwill (note 13).
Note 12.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 29, 2020	191.5	36.6	18.0	246.1
Additions	75.7	0.1	3.1	78.9
Lease modifications	0.6	—	(1.5)	(0.9)
Derecognition on termination	(2.3)	—	—	(2.3)
Impact of foreign currency translation	(12.2)	—	(1.2)	(13.4)
March 28, 2021	253.3	36.7	18.4	308.4
Additions	49.4	—	0.4	49.8
Lease modifications	0.5	—	(1.2)	(0.7)
Impact of foreign currency translation	(6.9)	—	(0.2)	(7.1)
April 3, 2022	296.3	36.7	17.4	350.4

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)

	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 29, 2020	26.8	4.8	2.7	34.3
Depreciation	36.7	5.1	3.5	45.3
Derecognition on termination	(2.3)	—	—	(2.3)
Impact of foreign currency translation	(2.4)	—	(0.2)	(2.6)
March 28, 2021	58.8	9.9	6.0	74.7
Depreciation	47.3	5.3	4.0	56.6
Impairment losses (Note 1)	6.1	—	—	6.1
Impact of foreign currency translation	(2.1)	—	(0.1)	(2.2)
April 3, 2022	110.1	15.2	9.9	135.2

Net book value
March 28, 2021	194.5	26.8	12.4	233.7
April 3, 2022	186.2	21.5	7.5	215.2
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 29, 2020	176.3	34.7	16.9	227.9
Additions	74.8	—	3.0	77.8
Lease modifications	1.1	—	(1.3)	(0.2)
Principal payments	(30.6)	(4.8)	(3.4)	(38.8)
Impact of foreign currency translation	(10.6)	—	(1.3)	(11.9)
March 28, 2021	211.0	29.9	13.9	254.8
Additions	48.4	—	0.4	48.8
Lease modifications	0.5	—	(1.2)	(0.7)
Principal payments	(37.5)	(5.1)	(4.3)	(46.9)
Impact of foreign currency translation	(5.2)	—	(0.1)	(5.3)
April 3, 2022	217.2	24.8	8.7	250.7

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Lease liabilities are classified as current and non-current liabilities as follows:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	36.2	5.1	3.9	45.2
Non-current lease liabilities	174.8	24.8	10.0	209.6
March 28, 2021	211.0	29.9	13.9	254.8

Current lease liabilities	49.7	5.8	3.0	58.5
Non-current lease liabilities	167.5	19.0	5.7	192.2
April 3, 2022	217.2	24.8	8.7	250.7
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or SG&A expenses on a straight-line or other systematic basis.
In the year ended April 3, 2022, $21.5m (March 28, 2021 - $19.5m, March 29, 2020 - $17.5m) of lease payments were not included in the measurement of lease liabilities. The majority of this balance related to short-term leases and variable rent payments.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Note 13.    Goodwill
In the year ended April 3, 2022, goodwill arising from business combinations is $53.1m (March 28, 2021 - $53.1m). The Company has determined there to be ten CGUs (March 28, 2021 - seven CGUs) for which goodwill and intangible assets are tested for impairment. The change in the number of CGUs from the comparative period is the result of a realignment in geographical responsibilities. The Company completed its annual impairment tests and concluded that there was no impairment in the years ended April 3, 2022 and March 28, 2021.
The following table outlines the goodwill allocation for the applicable CGUs for the current year:

	April 3, 2022
	North America	Asia Pacific	EMEA(1)	Total
	$	$	$	$
DTC - Retail	11.7	9.8	4.3	25.8
DTC - e-Commerce	6.6	2.6	2.8	12.0
Wholesale	5.7	3.6	6.0	15.3
Goodwill	24.0	16.0	13.1	53.1
(1)EMEA comprises Europe, the Middle East, Africa, and Latin America.
Goodwill from the comparative year was allocated to CGUs in line with the geographical responsibilities applicable at the time. The Rest of World CGU from the comparative year has been broken out into the Asia Pacific and EMEA CGUs. Goodwill was allocated in the comparative year as follows:

	March 28, 2021
	North America	Rest of World	Total
	$	$	$
DTC - Retail	8.7	13.6	22.3
DTC - e-Commerce	7.5	6.1	13.6
Wholesale	6.9	10.3	17.2
Goodwill	23.1	30.0	53.1
Key Assumptions
The key assumptions used to calculate the VIU are those regarding discount rate, revenue and gross margin growth rates, sales channel mix, and growth in SG&A expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 65.8% for each CGU. Because the VIU amount exceeds the asset’s carrying amount, the asset is not impaired and the fair value less costs of disposition has not been calculated.
Cash flow projections were discounted using the Company’s weighted average cost of capital, determined to be 11.14% (March 28, 2021 - 10.80%) based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, country-specific risk premium, a cost of debt based on comparable corporate bond yields and the capital structure of the Company.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Note 14.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	April 3, 2022	March 28, 2021
	$	$
Trade payables	63.9	78.9
Accrued liabilities	67.0	49.9
Employee benefits	26.5	28.3
Derivative financial instruments	10.4	8.8
Other payables	8.4	11.9
Accounts payable and accrued liabilities	176.2	177.8
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

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)

	Warranty	Sales returns	Asset retirement obligations	Others	Total
	$	$	$	$	$
March 29, 2020	19.4	10.7	3.9	3.0	37.0
Additional provisions recognized	13.2	8.5	1.8	1.7	25.2
Reductions resulting from settlement	(6.2)	(4.7)	—	(1.7)	(12.6)
Release of provisions	—	—	—	(3.0)	(3.0)
Other	—	(0.8)	(0.2)	—	(1.0)
March 28, 2021	26.4	13.7	5.5	—	45.6
Additional provisions recognized	10.0	15.1	2.2	—	27.3
Reductions resulting from settlement	(7.2)	(14.4)	—	—	(21.6)
Release of provisions	—	(1.2)	—	—	(1.2)
Other	—	(0.3)	—	—	(0.3)
April 3, 2022	29.2	12.9	7.7	—	49.8
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
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	April 3, 2022	March 28, 2021
	$	$
Current provisions	18.5	20.0
Non-current provisions	31.3	25.6
	49.8	45.6
Note 16.    Borrowings
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility consisting of a revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The revolving facility matures on June 3, 2024. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at April 3, 2022, the Company had repaid all principal amounts owing on the revolving facility (March 28, 2021 - $nil). As at April 3, 2022, interest and administrative fees for $0.5m remain outstanding. Deferred financing charges in the amounts of $0.9m (March 28, 2021 - $1.7m), were included in other long-term liabilities. As at and during the year ended April 3, 2022, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the revolving facility of $191.8m as at April 3, 2022 (March 28, 2021 - $181.2m).
The Company had a first-in, last-out facility included in the revolving facility in the amount of $50.0m which matured on May 25, 2021. No amounts were outstanding at the time of maturity and the first-in, last-out facility has not been renewed. As the facility was not renewed, at the time of maturity the deferred financing costs of $0.4m were written off to the statement of income.
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at April 3, 2022, the Company had letters of credit outstanding under the revolving facility of $4.6m (March 28, 2021 - $5.0m).
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility. As a result of the Refinancing Amendment which took place on October 7, 2020, the aggregate principal amount owing increased to US$300.0m from US$113.8m.
On April 9, 2021, the Company entered into an agreement with its lenders to reprice its term loan, referred to as the Repricing Amendment and Fifth Amendment to Credit Agreement ("Repricing Amendment"). The Repricing Amendment decreases the interest to a rate of LIBOR plus an applicable margin of 3.50% from LIBOR plus an applicable margin of 4.25%, payable quarterly in arrears. The Company elected to account for the Repricing Amendment as a debt extinguishment and re-borrowing of the loan amount. As a result, the acceleration of unamortized costs of $9.5m was included in net interest, finance and other costs in the statement of income. In connection with the Repricing Amendment, the Company incurred transaction costs of $0.9m which are being amortized using the effective interest rate method over the new term to maturity.
As a result of the Repricing Amendment, there were no changes to the following terms from the existing term loan: a) the aggregate principal amount of US$300.0m; b) the maturity date of October 7, 2027; c) LIBOR may not be less than 0.75%, and d) US$0.75m on the principal amount is repayable quarterly. The Repricing Amendment had no impact on the existing derivative contracts entered into on October 30, 2020.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Voluntary prepayments of amounts owing under the term loan may be made at any time without premium or penalty but once repaid may not be reborrowed. The Company began quarterly repayments of US$0.75m on the principal amount during the first quarter ended June 27, 2021. As at April 3, 2022, the Company had US$296.3m (March 28, 2021 - US$300.0m) aggregate principal amount outstanding under the term loan. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended April 3, 2022, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	April 3, 2022	March 28, 2021
	$	$
Term loan	370.8	377.3
Unamortized portion of deferred transaction costs	(0.8)	(5.8)
Original issue discount	—	(3.7)
	370.0	367.8
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB 310.0m ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at April 3, 2022, the Company had no amounts owing on the Mainland China Facilities (March 28, 2021 - $nil).
Short-term borrowings
As at April 3, 2022, the Company has short-term borrowings in the amount of $3.8m. Short-term borrowings are the quarterly principal repayments on the term loan of $3.8m (March 28, 2021 - $nil). Short-term borrowings are all due within the next 12 months.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Net interest, finance and other costs consist of the following:

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
	$	$	$
Interest expense
Mainland China Facilities	0.4	0.2	0.2
Revolving facility	1.8	3.1	3.7
Term loan	17.4	14.4	8.7
Lease liabilities	9.1	9.5	8.4
Standby fees	0.9	1.4	0.8
Acceleration of unamortized costs on debt extinguishment	9.5	1.1	7.0
Interest income	(0.4)	(0.7)	(0.4)
Other costs	0.3	1.9	—
Net interest, finance and other costs	39.0	30.9	28.4
Note 17.    Shareholders’ equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.
Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the current Chairman and Chief Executive Officer no longer serves as a director of the Company or in a senior management position.
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
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Share capital transactions for the year ended April 3, 2022
Normal course issuer bid
The Board of Directors has authorized the Company to initiate a normal course issuer bid ("NCIB"), in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 5,943,239 subordinate voting shares over the 12-month period from August 20, 2021 to August 19, 2022. Purchased subordinate voting shares will be cancelled.
Further, the Board of Directors has authorized the Company to initiate an automatic share purchase plan ("ASPP") under which a designated broker may purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout period. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the ASPP or upon the date of expiry of the NCIB.
During the year ended April 3, 2022, the Company purchased 5,636,763 subordinate voting shares for cancellation for total cash consideration of $253.2m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $241.3m charged to retained earnings.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 28, 2021	51,004,076	1.4	59,435,079	119.1	110,439,155	120.5
Purchase of subordinate voting shares	—	—	(5,636,763)	(11.9)	(5,636,763)	(11.9)
Exercise of stock options	—	—	342,148	9.9	342,148	9.9
Settlement of RSUs	—	—	49,968	—	49,968	—
April 3, 2022	51,004,076	1.4	54,190,432	117.1	105,194,508	118.5
Share capital transactions for the year ended March 28, 2021
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 29, 2020	51,004,076	1.4	58,999,182	113.3	110,003,258	114.7
Exercise of stock options	—	—	422,511	5.8	422,511	5.8
Settlement of RSUs	—	—	13,386	—	13,386	—
March 28, 2021	51,004,076	1.4	59,435,079	119.1	110,439,155	120.5

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Share capital transactions for the year ended March 29, 2020
Normal course issuer bid
The Board of Directors authorized the Company to initiate a NCIB, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 1,600,000 subordinate voting shares over the 12-month period from May 31, 2019 to May 30, 2020. Purchased subordinate voting shares will be cancelled.
During the year ended March 29, 2020, the Company purchased 853,500 shares for cancellation at an average price per share of $45.35 for total cash consideration of $38.7m. The amount paid to purchase subordinate voting shares has been charged to share capital at the average share capital amount per share outstanding of $1.6m, with the remaining $37.1m charged to retained earnings.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2019	51,004,076	1.4	59,106,998	111.2	110,111,074	112.6
Purchase of subordinate voting shares	—	—	(853,500)	(38.7)	(853,500)	(38.7)
Exercise of purchase price over average share capital amount	—	—	—	37.1	—	37.1
Exercise of stock options	—	—	742,134	3.7	742,134	3.7
Settlement of RSUs	—	—	3,550	—	3,550	—
March 29, 2020	51,004,076	1.4	58,999,182	113.3	110,003,258	114.7
Note 18.    Share-based payments
Stock options
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

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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
Stock option transactions are as follows:

	Year ended
	April 3, 2022		March 28, 2021
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$38.32	2,498,973	$32.97	1,794,377
Granted to purchase shares	$48.92	739,420	$37.19	1,244,975
Exercised	$20.73	(342,148)	$9.42	(422,511)
Cancelled	$44.94	(173,555)	$48.44	(117,868)
Options outstanding, end of period	$42.99	2,722,690	$38.32	2,498,973

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
The following table summarizes information about stock options outstanding and exercisable at April 3, 2022:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	62,271	2.0	62,271	2.0
$0.25	55,248	2.4	55,248	2.4
$1.79	44,307	2.9	44,307	2.9
$4.62	22,221	4.0	22,221	4.0
$8.94	124,444	4.8	124,444	4.8
$23.64	42,576	5.4	42,576	5.4
$30.73	48,730	5.2	48,730	5.2
$31.79	35,622	5.6	35,622	5.6
$33.97	755,909	8.2	100,380	8.2
$45.34	47,244	7.2	19,605	7.2
$46.38	8,573	7.6	2,857	7.6
$48.21	11,045	9.4	—	0.0
$48.93	662,875	9.2	—	0.0
$50.00	250,000	8.2	62,500	8.2
$63.03	373,674	7.0	280,246	7.0
$83.53	177,951	6.2	133,451	6.2
	2,722,690	7.5	1,034,458	5.9

Notes to the Consolidated Financial Statements
April 3, 2022
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
RSUs transactions are as follows:

	Year ended
	April 3, 2022	March 28, 2021
	Number	Number
RSUs outstanding, beginning of period	137,117	39,432
Granted	152,320	119,758
Settled	(49,968)	(13,386)
Cancelled	(23,879)	(8,687)
RSUs outstanding, end of period	215,590	137,117
Subordinate voting shares, to a maximum of 3,008,686 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.
Accounting for share-based awards
For the year ended April 3, 2022, the Company recorded $14.0m as contributed surplus and compensation expense for stock options and RSUs (March 28, 2021 - $11.3m, March 29, 2020 - $7.8m). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Year ended
	April 3, 2022	March 28, 2021
Weighted average stock price valuation	$48.92	$37.19
Weighted average exercise price	$48.92	$37.19
Risk-free interest rate	0.44%	0.32%
Expected life in years	5	5
Expected dividend yield	—%	— %
Volatility	40%	40%
Weighted average fair value of options issued	$14.36	$9.90

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Note 19.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended April 3, 2022, the Company incurred expenses with related parties of $1.7m (March 28, 2021 - $1.2m, March 29, 2020 - $1.7m) from companies related to certain shareholders. Net balances owing to related parties as at April 3, 2022 were $0.3m (March 28, 2021 - $0.3m).
A lease liability due to the previous controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $3.8m as at April 3, 2022 (March 28, 2021 - $4.6m). During the year ended April 3, 2022, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $1.4m (March 28, 2021 - $1.2m, March 29, 2020 - $1.4m). No amounts were owing to Baffin entities as at April 3, 2022 and March 28, 2021.
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors.
Key management compensation
Key management consists of the Board of Directors, the Chairman and Chief Executive Officer and the executives who report directly to the Chairman and Chief Executive Officer.

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
	$	$	$
Short term employee benefits	12.5	13.2	9.1
Long term employee benefits	0.1	0.1	0.1
Share-based compensation	11.5	8.6	5.9
Compensation expense	24.1	21.9	15.1
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
April 3, 2022
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

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	April 3, 2022					March 28, 2021
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	9.5	—	9.5	9.5	—	5.9	—	5.9	5.9
Derivatives included in other long-term assets	—	20.4	—	20.4	20.4	—	5.1	—	5.1	5.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	10.4	—	10.4	10.4	—	8.8	—	8.8	8.8
Derivatives included in other long-term liabilities	—	23.1	—	23.1	23.1	—	19.5	—	19.5	19.5
Term loan	—	370.0	—	370.0	386.9	—	367.8	—	367.8	377.3
As at April 3, 2022, there were no other transfers between the levels of the fair value hierarchy.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
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
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the revolving facility and the Mainland China Facilities as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at April 3, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	176.2	—	—	—	—	—	176.2
Term loan	3.8	3.8	3.8	3.8	3.8	351.8	370.8
Interest commitments relating to borrowings(1)	17.2	16.7	16.7	16.7	16.7	8.4	92.4
Foreign exchange forward contracts	0.9	—	—	2.7	—	—	3.6
Lease obligations	65.8	54.6	50.5	39.6	33.3	79.9	323.7
Pension obligation	—	—	—	—	—	2.2	2.2
Total contractual obligations	263.9	75.1	71.0	62.8	53.8	442.3	968.9
(1)    Interest commitments are calculated based on the loan balance and the interest rate payable on the term loan of 4.51% as at April 3, 2022.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
As at April 3, 2022, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, and deferred income tax liabilities. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At April 3, 2022, the Company had $5.4m outstanding.
In addition, during the year ended April 3, 2022, a subsidiary of the Company in Mainland China entered into letters of guarantee in the amount of $9.3m. Amounts will be used to support retail operations through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at April 3, 2022, accounts receivable totaling approximately $8.1m (March 28, 2021 - $5.7m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at April 3, 2022, customer deposits of $0.2m (March 28, 2021 - $1.6m) were included in accounts payable and accrued liabilities.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
The aging of trade receivables was as follows:

			Past due
	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	22.0	14.4	2.8	2.1	2.7
Credit card receivables	2.5	2.5	—	—	—
Other receivables	19.3	9.5	—	—	9.8
April 3, 2022	43.8	26.4	2.8	2.1	12.5

Trade accounts receivable	21.9	9.0	5.4	1.4	6.1
Credit card receivables	2.1	2.1	—	—	—
Government grant receivable	4.4	4.4	—	—	—
Other receivables	14.3	14.3	—	—	—
March 28, 2021	42.7	29.8	5.4	1.4	6.1
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its revolving facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the year ended April 3, 2022, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $26.6m which were derecognized from the Company's statement of financial position (March 28, 2021 - $16.9m). Fees of less than $0.1m were incurred during the year ended April 3, 2022 (March 28, 2021 - less than $0.1m) and included in net interest, finance and other costs in the statement of income. As at April 3, 2022, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service was $2.0m (March 28, 2021 - $nil).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. On December 18, 2020, the Company initiated the operating hedge program for the fiscal year ending April 3, 2022. During the second quarter ended September 26, 2021, the Company initiated the operating hedge program for the fiscal year ending April 2, 2023.
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

Year ended
	April 3, 2022		March 28, 2021		March 29, 2020
	Net loss	Tax expense	Net loss	Tax expense	Net loss	Tax recovery
	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(4.5)	(0.1)	(0.3)	(1.1)	(3.7)	1.1
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
Loss (gain) from other comprehensive income	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	3.9	3.3	(0.2)
SG&A expenses	(0.4)	(0.2)	1.0
Inventory	(0.9)	(0.9)	0.1

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
During the year ended April 3, 2022, an unrealized gain of $4.7m (March 28, 2021 - unrealized gain of $6.4m, March 29, 2020 - unrealized loss of $3.2m) on forward exchange contracts that were not treated as hedges was recognized in SG&A expenses in the statement of income.
Foreign currency forward exchange contracts outstanding as at April 3, 2022 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	57.4	U.S. dollars
		€66.0	euros

Forward contract to sell Canadian dollars	US$	35.6	U.S. dollars
		€34.5	euros

Forward contract to purchase euros	CNY	293.3	Chinese yuan
		£29.9	British pounds sterling
	CHF	2.1	Swiss francs
Forward contract to sell euros	CHF	8.3	Swiss francs
		£3.9	British pounds sterling
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the term loan denominated in U.S. dollars (note 16). The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Year ended
	April 3, 2022		March 28, 2021		March 29, 2020
	Net gain	Tax expense	Net (loss) gain	Tax (expense) recovery	Net gain (loss)	Tax expense
	$	$	$	$	$	$
Swaps designated as cash flow hedges	13.2	(4.5)	(0.9)	(0.5)	1.3	(0.2)
Euro-denominated cross-currency swap designated as a net investment hedge	—	—	0.2	0.1	(0.3)	(0.2)

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
Loss (gain) from other comprehensive income	$	$	$
Swaps designated as cash flow hedges	0.9	5.6	(5.3)
During the year ended April 3, 2022, an unrealized loss of $4.6m (March 28, 2021 - unrealized loss of $21.7m, March 29, 2020 - unrealized gain of $3.3m) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in SG&A expenses in the statement of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under the revolving facility, the term loan, and the Mainland China Facilities. Based on the weighted average amount of outstanding borrowings on our Mainland China Facilities during the year ended April 3, 2022, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by $0.1m (March 28, 2021 - $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the term loan by $3.7m (March 28, 2021 - $2.6m).
The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of US$270.0m. The swaps terminate on December 31, 2025. Subsequent to the Repricing Amendment, the applicable interest rate on the interest rate swaps is 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
Interest rate risk on the term loan is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of borrowings at that time.
Note 22.     Selected cash flow information
Changes in non-cash operating items

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
	$	$	$
Trade receivables	(8.7)	(10.4)	(10.6)
Inventories	(60.7)	67.0	(141.8)
Other current assets	(3.4)	5.8	1.2
Accounts payable and accrued liabilities	(8.5)	28.2	3.6
Provisions	3.7	8.2	14.5
Other	(5.2)	5.7	2.5
Change in non-cash operating items	(82.8)	104.5	(130.6)

Notes to the Consolidated Financial Statements
April 3, 2022
(in millions of Canadian dollars, except share and per share data)
Note 23.     Subsequent Events
Joint Venture
On April 4, 2022, the Company along with its long-standing distribution partner Sazaby League, Ltd. formed a joint venture, Canada Goose Japan, to capture synergies in their business arrangement. The Company contributed $2.5m for 50% of the legal entity comprising the joint venture, and controls the joint venture from the date of its inception. Sazaby contributed cash as well as certain assets and liabilities in exchange for its 50% share.
The acquisition will be accounted for as a business combination, with the Company consolidating 100% of the results of the joint venture from the date of the acquisition. Given the timing of the transaction and measurement uncertainty with final purchase agreement consideration adjustments, the purchase price allocation is yet to be finalized and a preliminary purchase price allocation will be disclosed in the Company’s first quarter 2023 condensed consolidated interim financial statements.
There were $0.7m in transaction related costs included in the SG&A expenses in the consolidated statement of income and comprehensive income for the year ended April 3, 2022.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF
CANADA GOOSE HOLDINGS INC.
(PARENT COMPANY)
All operating activities of the Company are conducted by its subsidiary. Canada Goose Holdings Inc. is a holding company and does not have any material assets or conduct business operations other than investments in its subsidiaries. The credit agreement of Canada Goose Inc, a wholly owned subsidiary of Canada Goose Holdings Inc., contains provisions whereby Canada Goose Inc. has restrictions on the ability to pay dividends, loan funds and make other upstream distributions to Canada Goose Holdings Inc.
These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. Refer to the consolidated financial statements and notes presented above for additional information and disclosures with respect to these condensed financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in millions of Canadian dollars)

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
		Restated (Note 1)	Restated (Note 1)
	$	$	$
Equity in comprehensive income of subsidiary	88.6	74.7	152.6
Fee income (expense) from subsidiary	10.8	(1.3)	7.2
	99.4	73.4	159.8
Selling, general and administration expenses	16.9	13.1	9.9
Net interest expense and other finance costs	1.9	—	—
Income before income taxes	80.6	60.3	149.9
Income tax recovery	(2.0)	(4.7)	(0.6)
Net income	82.6	65.0	150.5
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in millions of Canadian dollars)

	April 3, 2022	March 28, 2021	March 30, 2020
		Restated (Note 1)	Restated (Note 1)
Assets	$	$	$
Current assets
Cash	0.3	4.3	0.6
Other current assets	—	—	0.1
Total current assets	0.3	4.3	0.7
Note receivable from subsidiary	60.5	43.3	54.0
Investment in subsidiary	638.2	549.6	474.9
Deferred income taxes	9.3	7.3	2.6
Total assets	708.3	604.5	532.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	0.6	0.4	0.3
Due to subsidiary	279.8	26.5	34.6
Total liabilities	280.4	26.9	34.9
Shareholders' equity
Share capital	118.5	120.5	114.7
Contributed surplus	36.2	25.2	15.7
Retained earnings	273.2	431.9	366.9
Total shareholders' equity	427.9	577.6	497.3
Total liabilities & shareholders' equity	708.3	604.5	532.2
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in millions of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings	Total
			Restated (Note 1)
	$	$	$	$
Balance at March 31, 2019	112.6	9.2	277.3	399.1
Adjustment for IFRIC Agenda Decision	—	—	(18.9)	(18.9)
Balance at April 1, 2019	112.6	9.2	258.4	380.2
IFRS 16 initial application in subsidiaries	—	—	(4.9)	(4.9)
Normal course issuer bid purchase of subordinate voting shares	(1.6)	—	(37.1)	(38.7)
Exercise of stock options	3.7	(1.3)	—	2.4
Net income	—	—	150.5	150.5
Share-based payment	—	7.8	—	7.8
Balance at March 29, 2020	114.7	15.7	366.9	497.3
Exercise of stock options	5.8	(1.8)	—	4.0
Net income	—	—	65.0	65.0
Share-based payment	—	11.3	—	11.3
Balance at March 28, 2021	120.5	25.2	431.9	577.6
Normal course issuer bid purchase of subordinate voting shares	(11.9)	—	(241.3)	(253.2)
Exercise of stock options	9.9	(2.8)	—	7.1
Net income	—	—	82.6	82.6
Share-based payment	—	14.0	—	14.0
Deferred tax on share-based payment	—	(0.2)	—	(0.2)
Balance at April 3, 2022	118.5	36.2	273.2	427.9
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in millions of Canadian dollars)

	Year ended
	April 3, 2022	March 28, 2021	March 29, 2020
		Restated (Note 1)	Restated (Note 1)
	$	$	$
Operating activities
Net income	82.6	65.0	150.5
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(88.6)	(74.7)	(152.6)
Net interest expense	1.9	—	—
Income tax recovery	(2.0)	(4.7)	(0.6)
Share-based compensation	14.0	11.3	7.8
	7.9	(3.1)	5.1
Changes in assets and liabilities	(20.2)	2.8	(9.6)
Intercompany accounts payable	242.5	—	—
Net cash from (used in) operating activities	230.2	(0.3)	(4.5)
Investing activities
Dividend received	—	—	38.7
Net cash from investing activities	—	—	38.7
Financing activities
Subordinate voting shares purchased for cancellation	(241.3)	—	(37.1)
Exercise of stock options	7.1	4.0	2.4
Net cash (used in) from financing activities	(234.2)	4.0	(34.7)
(Decrease) increase in cash	(4.0)	3.7	(0.5)
Cash, beginning of year	4.3	0.6	1.1
Cash, end of year	0.3	4.3	0.6
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
In April 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision within the scope of IAS 38, Intangible Assets which clarified the accounting of configuration and customization costs in cloud computing arrangements often referred to as Software as a Service ("SaaS") arrangements. In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in these consolidated financial statements. See the Annual Consolidated Financial Statements Note 4 in reference to the restatements on the comparative periods.
2.STATEMENT OF COMPLIANCE
The Parent Company prepared these unconsolidated financial statements in accordance with International Accounting Standards 27, "Separate Financial Statements", as issued by the International Accounting Standards Board.
3.COMMITMENTS AND CONTINGENCIES
The Parent Company has no material commitments or contingencies during the reported periods.
4.SHAREHOLDERS’ EQUITY
See the Annual Consolidated Financial Statements Note 17 in reference to the normal course issuer bid transaction during the year ended April 3, 2022.