Form 20-F
period 2023-04-02
Canada Goose Holdings Inc.
filed 2023-05-18
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 2, 2023

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At April 2, 2023, 53,184,912 subordinate voting shares and 51,004,076 multiple voting shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. ☒ Yes ☐ No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.
Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Securities Exchange Act of 1934. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended April 2, 2023, April 3, 2022 and March 28, 2021 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
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
Unless otherwise indicated in this Annual Report, all references to: “fiscal 2020” are to the 52-week period ended March 29, 2020; "fiscal 2021" are to the 52-week period ended March 28, 2021; "fiscal 2022" are to the 53-week period ended April 3, 2022; and "fiscal 2023" are to the 52-week period ended April 2, 2023.
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
Certain assumptions made in preparing the forward-looking statements contained in this Annual Report include:
•our ability to continue operating our business amid the societal, political and economic disruption caused by recent and ongoing geopolitical events, and the ongoing coronavirus pandemic (“COVID-19”);
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance ("ESG") considerations;
•the continued absence of material global supply chain disruptions to our business and ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and
•the absence of material adverse changes in our industry or the global economy.
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

•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
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
•our ability to manage inventory and forecast our inventory need and to manage our production distribution networks. In anticipation of our expected growth and as an important hedge against inflation, we have built up our inventory to elevated levels. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•our ability to forecast our inventory needs and to manage our product distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events and the COVID-19 pandemic, which may further affect general economic and operating conditions;
•potential disruptions in the U.S. banking ecosystem;
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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Risks Related to our Business
A downturn in the global economy, including as a result of recent geopolitical events and general economic conditions such as inflation will likely affect or has substantially affected and will likely continue to affect, consumer purchases of discretionary items, which could materially harm our sales, profitability and financial condition.
Our sales are significantly affected by changes in discretionary spending by consumers. Many factors outside our control influence and affect the level of consumer spending for discretionary items. These factors include actual and perceived economic conditions, interest and tax rates, inflation, energy prices, the availability of consumer credit, disposable consumer income, consumer indebtedness level, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our outerwear, tend to decline during recessionary periods when disposable income is lower. During our history, we have experienced recessionary periods, but we cannot predict the effect of future recessionary periods on our sales and profitability. A downturn in the economy in markets in which we sell our products or unfavourable changes related to interest rates, rates of economic growth, fiscal and monetary policies of governments, inflation, deflation, tax rates and policy, unemployment trends, energy prices, and other matters that influence the availability and cost of merchandise, consumer confidence or spending may materially harm our sales, profitability and financial condition.
Recent geopolitical events and general economic conditions, such as rising inflation and interest rates, has led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. If global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. Unstable political conditions, civil unrest, armed conflicts or events of extreme violence, including the ongoing conflict and any escalation thereof between Russia and Ukraine and related economic and other retaliatory measures taken by Canada, the United States, the European Union and others, may disrupt commerce globally and could negatively affect our business and results of operations. The risk of recession in one or several of the countries where we operate is growing, notably in light of the significant increase of interest and inflation rates, and could further have an adverse impact on our business and results of operations.
Our growth strategy continues to involve expansion of our Direct-to-Consumer (“DTC”) channel, including retail stores and e-Commerce, which may present risks and challenges.
Our business has continued to evolve from one in which we only distributed products on a wholesale basis for resale by others to a multi-channel distribution model. As of April 2, 2023, our DTC channel includes 57 national e-Commerce markets and 51 directly operated permanent retail stores across North America, Europe, and Asia Pacific. While store operations have largely resumed over fiscal 2022 and fiscal 2023 across our global store network, retail store traffic remains below pre-pandemic levels as at April 2, 2023. Our global DTC expansion has been the largest driver of operational and financial growth historically. We expect this to continue in the future.
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
To the extent our e-Commerce business grows, we will need an increasing amount of IT infrastructure to continue to satisfy consumer demand and expectations. If we fail to effectively scale and adapt our e-Commerce platform to accommodate increased consumer demand, our business may be subject to interruptions, delays or failures and consumer demand for our products and digital experiences could decline. In the event we fail to successfully respond to these risks, it might adversely affect sales and order flow in our e-Commerce business, as well as adversely impact our reputation and brand.
Furthermore, with our increasing retail footprint, lower profitability levels at new or existing retail stores will adversely affect our margins.
We are also subject to different and evolving local laws and regulatory requirements in the various jurisdictions in which we operate. In particular, we are subject to different and evolving laws and orders governing the operation and marketing of e-Commerce websites, as well as the collection, storage and use of information on consumers interacting with those websites. We may incur additional costs and operational challenges in complying with these laws, and differences in these laws may cause us to operate our businesses differently in different territories. If so, we may incur additional costs and may not fully realize the investment in our global DTC expansion.

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
A key element of our growth strategy is expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers or fail to gain new customers. Our ability to successfully implement our growth strategy may be affected by the global economic contraction, including as a result of ongoing geopolitical uncertainty and the rising inflationary pressures. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our products as compared to traditional outerwear. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.
Because our business is concentrated on a single, discretionary product category, outerwear, we are vulnerable to changes in consumer preferences that could harm our sales, profitability and financial condition.
In fiscal 2023, our main product category, outerwear represented the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from spending for our products would also have a material adverse effect on our results of operations.
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
As of April 2, 2023, we had $238.4m of unused commitments under our Revolving Facility (as defined below) and no principal borrowings outstanding, $396.3m of term loans under our Term Loan Facility (as defined below), and no amounts owing under the Mainland China Facilities (as defined below) for total indebtedness of $396.3m. As at April 2, 2023, cash on hand was $286.5m (April 3, 2022 - $287.7m). We also generally experience significant fluctuations in our aggregate indebtedness and working capital over our operating cycle due to the seasonality in our business. Our debt could have important consequences, including:
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
In fiscal 2022, we announced that we were going fur-free and ceased manufacturing with fur at the end of 2022. As a result of this decision, we may lose some of our existing customers or they could choose to buy fewer products. We may also fail to attract enough existing or new customers to purchase our other fur-free products. Even if we expand our product offering and manufacture products that are attractive to our customers, there is no guarantee we will be able to fully convert our fur-product sales into fur-free product sales. If we are unable to replace fur product sales with fur-free sales, if we are unable to sell leftover inventory with fur and/or if we are required to write down inventory as a result of this decision, our sales and results from operations may be adversely affected.
Our business has been and may continue to be adversely affected by the global coronavirus outbreak.
Our global operations, and those of the third parties upon whom we rely, have experienced and may continue to experience disruptions from the outbreak of COVID-19. To date, they have included mandatory and elective shut-downs of retail and manufacturing operations, a decrease in domestic and international retail traffic, and a decrease in the capacity of our network, including in our facilities, due to distancing measures required, reductions in operating hours, limited occupancy levels, supply chain issues and labour disruptions, and other disruptions.
Although the effects of the COVID-19 health crisis are slowly dissipating and resulting in the lifting of some of the above mentioned measures, others have been kept in place and it is possible that additional costs and investments will be required in the future if past restrictions are reinstated or new regulations or restrictions are put in place if there are resurgences of the pandemic, including through subsequent waves or additional variants, or if there are other diseases that give rise to similar effects emerging.

Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered holistically with the other risks the business is facing, as described herein.
Our operations and business may be adversely affected by global climate trends.
There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. Climate change may also exacerbate challenges relating to the availability and quality of water and raw materials, including those used in the production of our products, and may result in changes in regulations or consumer preferences, which could in turn affect our business, operating results and financial condition. For example, there has been increased focus by governmental and non-governmental organizations, consumers, customers, employees and other stakeholders on products that are sustainably made and other sustainability matters, including responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging and materials transparency, any of which may require us to incur increased costs for additional transparency, due diligence and reporting. These events could also compound adverse economic conditions and impact consumer confidence and discretionary spending. As a result, the effects of climate change are unpredictable and could have a long-term adverse impact on our financial condition, results of operations or cash flows.
Climate change related transition risks are also growing in many countries, as governmental bodies are enacting new legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers, or our manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increases in energy, production, transportation, and raw material costs, capital expenditures, or insurance premiums and deductibles. Varied legislation and regulations across jurisdictions may also make it more challenging and affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change.
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
Our growth strategy has led to our expansion into markets outside of North America, including in developing markets. There are varying regulatory environments and market practices in these regions, and such regulations may be unfamiliar to us and we may experience unexpected barriers. It may take us time to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. In developing markets, potential challenges include relatively higher risk of political instability, economic volatility, crime, corruption and social unrest. Such challenges may be exacerbated in many cases by uncertainties regarding how local law is applied and enforced, and with respect to judiciary and administrative mechanism. Furthermore, global events such as pandemics, the related governmental, private sector and individual and collective consumer responsive actions and any subsequent waves of outbreaks of COVID-19, has and could continue to reduce traffic, result in temporary or permanent closures of stores, offices, and factories, and could negatively impact the flow of goods. For example, in response to the ongoing COVID-19 pandemic, local and national governments in many countries have implemented regional quarantines and mandated the closure of nonessential businesses, which has halted traffic in certain markets.
We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our outerwear by customers in these new international markets. In the event we fail to develop our business in new international markets or experience disappointing growth or undertake inadequate management of risks outside of existing markets, this could harm our business and results of operations.
We rely on a limited number of third-party suppliers to provide high quality raw materials and are reliant on international shipping which could be disrupted and subject to increasing costs.
Our products require high quality raw materials, including polyester, nylon, blend fabrics and down. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason, including by reason of a potential resurgence of the COVID-19 pandemic and global supply chain issues, could negatively impact our sales and have an adverse impact on our financial results.

In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations and availability, shipping, ability to import raw materials, increases in labour, fuel and raw material costs, production, weather trends, insurance and reputation, as well as natural disasters, public health emergencies or other catastrophic occurrences. Our supply of raw materials, for example, could be disrupted by the potential resurgence of the COVID-19 pandemic, and responsive actions such as border closures, restrictions on product shipments, and travel restrictions. A significant slowdown in the retail industry as a whole may also result in bankruptcies or permanent closures of some of our suppliers and other vendors. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards. Finally, raw materials and shipping costs have and may continue to increase as a result of inflation, recent geopolitical uncertainty and supply chain issues. Any such increases could adversely impact our financial performance if we are unable to offset such increases with price increases on our products.
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
In addition, while we have not been materially affected by the ongoing global supply chain disruptions in fiscal 2022 and fiscal 2023, any disruptions in our supply chain capabilities, including due to trade restrictions, political instability, severe weather and natural disasters, war, labour shortages, reduced freight availability and increased costs, port disruptions, rising inflationary pressures and other factors, could impair our ability to distribute or manufacture products. These factors are beyond our control and to the extent we are unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on our operating and financial results.

Our business and results of operations could be harmed if we are unable to accurately forecast demand for our products.
To ensure adequate inventory supply, we forecast inventory needs, which are subject to seasonal and quarterly variations in consumer demand. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product. Our ability to forecast accurately has become increasingly important as we have expanded our DTC channel globally and could be affected by many factors outside of our control, including an increase or decrease in consumer demand for our products or for products of our competitors, in the event we fail to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and, therefore, consumer spending in the sector (for example, because of unexpected effects on inventory supply and consumer demand), and weakening of economic conditions or consumer confidence in future economic conditions. In our wholesale channel, a majority of orders delivered in a given fiscal year are received in the prior fiscal year, enabling us to manufacture inventory relative to a defined order book. In the DTC channel, we manufacture according to our forecasts of consumer demand. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The potential for overestimation is expected to increase as a larger portion of our sales comes through our DTC channel, and as we expand our product offerings. If we underestimate the demand for our products, we may not be able to produce products to meet demand, and this could result in delays in the shipment of our products and a potential failure to capitalize on demand, as well as damage to our reputation and wholesale partner relationships. In addition, failures to accurately predict the level of demand for our products could harm our profitability and financial condition.
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
As of April 2, 2023, approximately 43% of our employees are members of labour unions, comprised of active employees at 7 of our 10 operated manufacturing and warehouse facilities (comprised of 8 manufacturing facilities, 1 warehouse facility and 1 Baffin manufacturing facility). The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
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
Further, the risks to our business due to a pandemic or other public health emergency, such as the recent COVID-19 pandemic, include risks to employee health and safety, prolonged restrictive measures put in place in order to control the crisis and limitations on travel, which may result in temporary shortages of staff or unavailability of certain employees or consultants with key expertise or knowledge of our business and, impact on workforce productivity.

We rely significantly on information technology systems for our distribution systems and other critical business functions, and are increasing our reliance on these functions as our DTC channel expands. Any failure, inadequacy, or interruption of those systems could harm our ability to operate our business effectively.
We rely on information systems to effectively manage all aspects of our business, including merchandise planning, manufacturing, allocation, distribution, sales and financial reporting. Our reliance on these systems, and their importance to our business, will continue to increase as we expand our DTC channel and global operations. We rely on a number of third parties to help us effectively manage these systems. If information systems we rely on fail to perform as expected, our business could be disrupted. The failure by us or our vendors to manage and operate our information technology systems as expected could disrupt our business, result in not providing adequate product, losing sales or market share, and reputational harm, causing our business to suffer. Any such failure or disruption could have a material adverse effect on our business.
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
A portion of our sales are to wholesale partners, directly and through distributors, and we depend on them to display and present our products to customers in our wholesale channel. Our failure or inadvertent failure to maintain and further develop our relationships with our wholesale partners could harm our business.
A portion of our sales are made to wholesale partners, either directly or indirectly, through distributors. Our wholesale partners service customers by stocking and displaying our products and explaining our product attributes. Our relationships with these partners are important to the authenticity of our brand and the marketing programs we continue to deploy.
If we fail to maintain and develop relationships with our wholesale partners, they could decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our wholesale partners, and confirmed orders received from our wholesale partners may be difficult to enforce. Factors that could affect our ability to maintain or expand our sales to these wholesale partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products, product expansions or changes in products (including the ceasing of the use of fur in our products); (c) unwillingness of our wholesale partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our wholesale partners; and (e) new, well-received product introductions by competitors. If we lose any of our wholesale partners, or if they reduce their purchases of our existing or new products, or their number of stores or operations are reduced, or they promote products of our competitors over ours, or they suffer financial difficulty or insolvency, our sales and profitability could be harmed. Financial difficulties experienced by our wholesale partners could further harm our business.

We cannot ensure that our wholesale partners will continue to purchase and carry our products in accordance with current practices or carry any new products that we develop. The recent decline in the overall retail sector, including disruptions related to COVID-19, has been challenging for our wholesale partners. Due to COVID-19 and the related reduction in available credit insurance, we increased the amount of risk we undertook with respect to collecting payments from our wholesale partners. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our wholesale partners and may cause such partners to reduce or discontinue orders of our products or be unable to pay us for products they have purchased from us. This has caused us to negotiate shortened payment terms and reduce credit limits in certain cases. If the overall retail environment continues to decline or if one or more of our wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
Our marketing programs, our e-Commerce initiatives and our collection, use and disclosure of transactional and personal information about our customers are governed by an evolving set of laws and enforcement trends and changes in those laws or trends. Our failure or inadvertent failure to comply with existing or future laws, could substantially harm our business and results of operations.
We collect, process, disclose, maintain and otherwise use data, including personal information about individuals, including data available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain, disclose and otherwise use this information, and our ability to do so is subject to evolving and increasingly demanding international, U.S., Canadian, Chinese, European and other laws, including for example, the European Union’s General Data Privacy Regulation, the California Consumer Privacy Act, Canada’s Personal Information Protection and Electronic Documents Act and China’s Personal Information Protection Law. These information and privacy laws require companies to satisfy new requirements regarding the handling of personal information, including its use, protection and the ability of persons whose data is stored to access, correct or delete such data about themselves. Failure to comply with such requirements could result in significant penalties. We strive to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection, including those relating to the collection, use and disclosure of personal information for marketing purposes. It is possible, however, that these requirements may be inconsistent from one jurisdiction to another. They may conflict with other rules or inadvertently not be reflected by our practices, our employees’ behaviour or our agreements with business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or private parties, including a class of plaintiffs in the event of a class action. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business.
We post our privacy policies and practices concerning the collection, use and disclosure of personal information on our websites. Any failure by us to comply with our posted privacy policies or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, certain of our marketing practices rely upon the sending of commercial electronic messages, including e-mails, to communicate with consumers. We may face risk if our use of commercial electronic messages is found to violate applicable laws and regulations. As information and privacy laws and anti-spam laws change, we may incur additional costs to ensure we remain in compliance. If information and data privacy laws and anti-spam laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-Commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for breaches may increase.
Data security breaches and other cyber security events could result in disruption to our operations or financial losses and could negatively affect our reputation, credibility and business.
We and our service providers are subject to risks associated with data security breaches and other cyber security events. We collect, process, maintain and use personal information relating to our customers and employees. We also disclose personal information about consumers and employees to third party service providers, who help us with our business operations, including the operation of our e-Commerce site and the provision of various social media tools and websites we use as part of our marketing strategy. Any attempted or actual unauthorized disclosure of personal information could harm our reputation and credibility, reduce our e-Commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation, including class action lawsuits, against us or the imposition of significant fines or penalties.
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
Most of our significant business functions reside at our headquarters in Toronto, Canada. Events such as public health emergencies, including the recent COVID-19 pandemic, extreme local weather, natural disasters, transportation strikes, acts of terrorism, significant economic disruptions or unexpected damage to the facility have resulted and could result in an unexpected disruption to our business as a whole. If a disruption of this type should occur, our ability to conduct our business could be adversely affected or interrupted entirely and adversely affect our financial and operating results.

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
Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, current and prospective employees, and customers have focused increasingly on the ESG or “sustainability” practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report which we publish or other sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. For instance, we have ceased the use of fur in our products and, in fiscal 2022, we achieved certification under Responsible Down Standard, which stipulates that all down is a by-product of the poultry industry. Nonetheless, it is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices, including the integration of ESG into our financial reporting in due course. Further, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.
If our independent manufacturers or our suppliers fail to use ethical business practices and fail to comply with changing laws and regulations or our applicable guidelines, our brand image could be harmed due to negative publicity.
Our core values, which include developing the highest quality products while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. We have no or limited control over our suppliers and manufacturers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or the law. A lack of compliance could lead to reduced sales or recalls or damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.
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
Our products include certain animal products, including goose and duck down in all of our outerwear and coyote fur on the hoods of some of our parkas, which has drawn the attention of animal welfare activists. As a result, we have been the target of protestors and activists in the past. While we ended the purchase of all fur at the end of 2021 and ceased manufacturing with fur at the end of 2022, we may continue to be targeted by protestors and activists in the future. We have been, and may in the future, also be impacted by widespread protests in any country or region that we trade.
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

The failure of financial institutions or transactional counterparties could adversely affect our business and financial condition.
We maintain, and our customers may maintain, cash deposits in accounts at financial institutions in the U.S. and Canada, among others. We regularly maintain deposits in U.S. or Canadian financial institutions which exceed the amount of insurance provided on such deposits by the Federal Deposit Insurance Corporation (“FDIC”), the National Credit Union Administration, or the Canada Deposit Insurance Corporation, as applicable. If one or more of the financial institutions in which we hold cash deposits fails, we could lose all or a portion of our uninsured cash balances and we may be unable to access our existing cash, cash equivalents and investments in a timely manner. If access to our cash accounts in the future is impaired, whether temporarily or otherwise, we may be unable to pay our operational expenses such as payroll or make other payments. For example, on March 10, 2023, the FDIC was appointed receiver of the Silicon Valley Bank (“SVB”), and SVB’s parent subsequently filed for bankruptcy. Since then, at least two additional banks were closed and taken over by the FDIC. Subsequent to the FDIC’s takeover of SVB, on March 19, 2023, UBS Group AG agreed to purchase Credit Suisse Group AG (“Credit Suisse”) in an effort to prevent Credit Suisse’s collapse. Our cash and cash equivalents are distributed across several large financial institutions, and our exposure to such banks was immaterial. However, if other banks and financial institutions wind down and liquidate, enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition. Our customers and wholesale partners may face similar risks, and if their ability to access their cash or investments is hindered, their ability to make their payments to us in a timely manner may be adversely affected, which could have a material adverse effect on our business and financial condition.
Fluctuations in foreign currency exchange rates could harm our results of operations as well as the price of our subordinate voting shares.
The presentation currency for our consolidated financial statements is the Canadian dollar. Because we recognize sales in U.S. dollars, Euros, British pounds sterling, Swiss francs, Hong Kong dollars, Chinese yuan, and Japanese yen, if any of these currencies weakens against the Canadian dollar it would have a negative impact on our local operating results upon translation of those results into Canadian dollars for the purposes of financial statement consolidation. Although we engage in short-term hedging transactions for a portion of our foreign currency denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, including those fluctuations derived from the broader impact on the global economy caused by rising inflationary pressures, rising interest rates and geopolitical uncertainty, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates. Significant variations in foreign exchange rates may also make hedging contracts ineffective for hedge accounting purposes in future periods.
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
We could be adversely affected by violations of the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.
We conduct our business in Canada and increasingly outside Canada, including the sourcing of an increasingly significant portion of our products from outside Canada. The Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments government officials for the purpose of obtaining or retaining business. While we take steps to ensure that our distributors, consultant and personnel comply with applicable law, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.
We have been and may become involved in legal or regulatory proceedings and audits.
Litigation and other claims may arise in the ordinary course of our business and may include employee and client claims, commercial disputes involving business partners and clients, landlord-tenant disputes, intellectual property disputes, product-oriented allegations and personal injury claims. These claims can raise complex factual and legal issues that are subject to risks and uncertainties and could require significant management time. Moreover, our business requires compliance with many laws and regulations, including labour and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines and penalties.
We have in the past and may become involved in legal proceedings or audits, including commercial, contractual, employment, tort and other litigation, and other government and agency investigations. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our financial condition. There can be no assurance that any pending or future legal or regulatory proceedings and audits will not harm our business, financial condition and results of operations.
We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.
Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, false or misleading advertising claims, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, public health emergencies (such as the recent COVID-19 pandemic), cyber security events, human errors, political instability, social and labour unrest or war and similar events.
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
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of April 2, 2023, shareholders who hold multiple voting shares (Bain Capital and our Chairman and Chief Executive Officer (including their respective affiliates)), together hold approximately 90.6% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.
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
Bain Capital is expected to continue to have significant influence over us in the future, including control over decisions that require the approval of shareholders, which could limit shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote.
We are currently controlled by Bain Capital. As of April 2, 2023, Bain Capital beneficially owned approximately 60.5% of our outstanding multiple voting shares, or approximately 54.8% of the combined voting power of our multiple voting and subordinate voting shares outstanding. In addition, our Chairman and Chief Executive Officer beneficially owns approximately 39.5% of our outstanding multiple voting shares, or approximately 35.7% of the combined voting power of our outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares we may continue to be a controlled company so long as an entity controlled by our Chairman and Chief Executive Officer continues to hold multiple voting shares.
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
Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results. For example, on December 20, 2021, the Organization for Economic Co-operation and Development (“OECD”) published model rules outlining a structure for a new 15% global minimum tax regime (the “Pillar Two Rules”). The OECD recommends that the Pillar Two Rules become effective for periods beginning on or after December 31, 2023, except for the “under-taxed profit rule" (“UTPR”), which is recommended to take effect for periods beginning on or after December 31, 2024. In March 2023, the Canadian federal budget reaffirmed Canada’s plans to introduce legislation that implements the Pillar Two Rules, including a minimum global tax rate for periods beginning on or after December 31, 2023, and UTPR for periods beginning on or after December 31, 2024. The Council of the European Union formally adopted the Minimum Tax Directive (the “Directive”) on December 15, 2022, and requires European Union Member States to transpose the Directive into their domestic law by December 31, 2023. In March 2023, the Government of the United Kingdom published updated draft legislation in respect of its domestic implementation of the Pillar Two Rules. The proposed legislation will apply for accounting periods beginning on or after December 31, 2023, except for the UTPR, which will apply for accounting periods beginning on or after December 31, 2024. Several other countries have also initiated draft legislation to implement the Pillar Two Rules. As a result of these developments, the tax laws of certain countries in which we and our subsidiaries do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the Pillar Two Rules, could affect our aggregate tax liability and effective tax rate in the future. Moreover, the current U.S. policy has introduced greater uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between the United States and other countries. As a result of these developments, the tax laws of certain countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the global minimum tax rules, or other major developments in tax policy or trade relations could have a material adverse effect on our aggregate tax liability and effective tax rate in the future, as well as our growth opportunities, business and results of operations.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.
Under United States federal income tax laws, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We do not believe that we were a PFIC in 2022, and we do not expect to be a PFIC in the foreseeable future. However, since the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation, there can be no assurance given in this regard. Moreover, we cannot guarantee that the Internal Revenue Service, or IRS, will agree with our conclusion. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position we take. United States holders of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC.
If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation.”) holds our subordinate voting shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Considerations.”
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
Across all channels, Canada Goose is sold in 62 countries as of April 2, 2023. During our Fall / Winter 2022 season, we sold through over 1,500 wholesale points of distribution.
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
In April 2022, we entered into an agreement to form a joint venture with Sazaby League, Ltd. to form a joint venture pursuant to which we acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”). CG Japan markets, distributes and sells Canada Goose products in Japan. It also operates a permanent Canada Goose retail store in Tokyo, a national e-Commerce site, as well as wholesale points of distribution across the country.
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
B.    Growth Strategies
Our long-term growth strategy is based on the following three strategic growth pillars:
Accelerate Consumer-Focused Growth. While we believe our brand is loved and trusted globally, we have significant opportunity to grow lifetime value of our longstanding and new customers with a focus on women and Gen Z. Authentic storytelling and unique experiences, amplified by our global digital content and media strategy, are key strategies as we aim to intensify our customer relationship marketing (“CRM”) to build stronger connections with our clients and to bring new consumers to our brand. Investments in our CRM capabilities will also be important as we seek to offer a single view of the client, allowing us to personalize our engagement through all touchpoints.
Build our DTC Network. Since opening our first e-Commerce site in Canada in August of 2014, annual DTC revenue has grown to $807.3m in fiscal 2023, which represents 66.3% of total revenue. DTC allows us to consistently reach consumers how and where they want to shop, through complementary digital and retail experiences, while building deeper relationships and realizing higher margins. We plan to continue the expansion of our retail footprint around the world while continuing to grow our digital presence, both through Omnichannel and online. We see opportunity in multiple new markets and expect to increase our DTC penetration within existing markets and will evolve our distribution structure in others.
Create and Expand Existing Categories, Rapidly. As a product-led, function-first brand, we expect to continue to evolve and expand our offering across styles, uses and climates by giving people new ways to experience Canada Goose as we seek to drive higher penetration and expand our geographic appeal. We intend to deliver year-round relevance consistent with

Canada Goose’s position as a performance luxury lifestyle brand. While continuing the growth of all our categories including heavyweight and lightweight down, we are focusing on accelerating the growth of newer categories such as rainwear, apparel and footwear as well as the addition of further categories including eyewear, luggage and home.
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
As of April 2, 2023, we operate eight Canada Goose manufacturing facilities in Toronto, Winnipeg and Greater Montreal, one warehouse facility in Winnipeg and one Baffin manufacturing facility in Stoney Creek, Ontario. We also work with 12 Canadian subcontractors and 18 international manufacturing partners who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories. We have been recognized by the Government of Canada for supporting the apparel manufacturing industry in Canada.
Intellectual Property
We own the trademarks used in connection with the marketing, distribution and sale of all of our products in the United States, Canada and in the other countries in which our products are sold. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 70 countries. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.
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
C.    Organizational Structure
The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities) as of May 18, 2023.
D.    Property, Plants and Equipment
We maintain leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order.
As of April 2, 2023, we lease properties globally, which is comprised of (i) 51 permanent retail stores and 10 upcoming permanent retail stores around the world, (ii) 10 offices (two in Switzerland, three in Greater China, one in the United Kingdom, one in Japan, one in the United States and two in Canada, being our current office, showroom and manufacturing facility (the “Bowie Facility”) and our future head office location), (iii) eight additional manufacturing facilities in Canada (in addition to the Bowie Facility and including one manufacturing facility for Baffin), (iv) one warehouse facility in Canada and (v) one distribution centre in the United States. Our manufacturing and warehouse properties range in size from 50,000 to 190,000 square feet. We also occupy inventory space in the warehouses of several third party logistics providers in all of our primary regions.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
See below for Management’s Discussion & Analysis of Financial Conditions and Results of Operations.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the fourth quarter and year ended April 2, 2023
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated May 17, 2023 and provides information concerning our results of operations and financial condition for the fiscal year ended April 2, 2023 (“fiscal 2023”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the year ended April 2, 2023 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F.
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
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:
•our ability to continue operating our business amid the societal, political and economic disruption caused by recent and ongoing geopolitical events, and the ongoing coronavirus pandemic (“COVID-19”);
•our ability to implement our growth strategies;
•our ability to maintain strong business relationships with our customers, suppliers, wholesalers, and distributors;
•our ability to keep pace with changing consumer preferences;
•our ability to protect our intellectual property;
•our ability to adapt to changes to our business as a whole due to environmental, social and governance (“ESG”) considerations;
•the continued absence of material global supply chain disruptions to our business, ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and

•the absence of material adverse changes in our industry or the global economy.
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
•our indebtedness may adversely affect our financial condition, and we may not be able to refinance or renegotiate such indebtedness on favourable or satisfactory terms;
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
•our ability to manage inventory and forecast our inventory need and to manage our production distribution networks. In anticipation of our expected growth and as an important hedge against inflation, we have built up our inventory to elevated levels. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•our ability to forecast our inventory needs and to manage our product distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events and the COVID-19 pandemic, which may further affect general economic and operating conditions;
•potential disruptions in the U.S. banking ecosystem;
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
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to euros, “CHF” refer to Swiss francs, “CNY” refer to Chinese yuan, “RMB” refer to Chinese renminbi, “HKD” refer to Hong Kong dollars and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Annual Financial Statements are presented in millions of Canadian dollars except where otherwise indicated.
All references to “fiscal 2020” are to the Company’s fiscal year ended March 29, 2020; to “fiscal 2021” are to the Company’s fiscal year ended March 28, 2021; to “fiscal 2022” are to the Company’s fiscal year ended April 3, 2022; and to “fiscal 2023” are to the Company’s fiscal year ending April 2, 2023. Certain comparative figures have been reclassified to conform with the current year presentation.
The Company’s fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 was the first 53-week fiscal year, ending on April 3, 2022, and the additional week was added to the third quarter ended January 2, 2022.

FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions.
•COVID-19 pandemic. COVID-19 may continue to impact the global economy and public health officials which may result in restrictions and recommended precautions to mitigate the spread of the virus. While restrictions have been lifted across all geographies, past restrictions may be reinstated, and additional restrictions may arise that we are not aware of currently. The potential of such reinstated or additional restrictions intensifies the business and operating risks that we face and will continue to be monitored.
•New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses, and climates. This includes Canada Goose footwear and Baffin branded footwear through Baffin’s own distinct sales channels.
•Global political events and other disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending, international travel, credit markets, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflict in Ukraine and impact on human life for those affected. We continue to suspend all wholesale and e-Commerce sales to Russia, which represented less than 1% of total annual revenue in fiscal 2022.
We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
•Inflationary environment. Inflationary pressures may persist in future fiscal periods and may fluctuate materially between markets. Such pressures may, among other impacts globally, have an adverse effect on our ability to maintain current gross margin and SG&A expenses as a percentage of revenue. In addition, elevated interest rates may impact our business, including borrowing and other costs, and the markets in which we operate. We continue to monitor the current macroeconomic conditions; however to date these pressures have not materially impacted our operations.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 78.9%, 82.5% and 86.8% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2023, fiscal 2022, and fiscal 2021, respectively. Additionally, we generated 83.9%, 85.0% and 89.3% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2023, fiscal 2022, and fiscal 2021, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1 among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.
1    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

Guided by expected demand and wholesale orders, we typically manufacture on a linear basis throughout the fiscal year. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on the Revolving Facility (as defined below), the Mainland China Facilities (as defined below), and the Japan Facility (as defined below). Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2023, 2022, and 2021, we generated 70.1%, 72.5% and 67.9%, respectively, of our revenue in currencies other than Canadian dollars. Accordingly, we are exposed to the effect of translating the results of our foreign operations into Canadian dollars. Most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and SG&A expenses are typically denominated in the currency of the country in which they are incurred. As a result, we are exposed to foreign currency exchange fluctuations on multiple currencies. As part of our risk management program, we have entered into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies.
We are further exposed to translation and transaction risks associated with foreign currency exchange fluctuations on foreign currencies denominated principal and interest amounts payable on the Mainland China Facilities, the Japan Facility, the Revolving Facility, and the Term Loan Facility (as defined below). The Company has entered into foreign exchange forward contracts to hedge a portion of the exposure to foreign currency exchange on the principal amount of the Term Loan Facility.
See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.

The main foreign currency exchange rates that impact our business and operations as at and for the year ended April 2, 2023 and for the year ended April 3, 2022 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2023
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2023	April 2, 2023
USD/CAD	1.2765	1.3061	1.3580	1.3518	1.3231	1.3533
EUR/CAD	1.3590	1.3140	1.3864	1.4507	1.3775	1.4708
GBP/CAD	1.6031	1.5350	1.5953	1.6429	1.5941	1.6726
CHF/CAD	1.3232	1.3507	1.4095	1.4527	1.3840	1.4804
CNY/CAD	0.1932	0.1906	0.1909	0.1976	0.1931	0.1970
HKD/CAD	0.1627	0.1664	0.1736	0.1724	0.1688	0.1724
JPY/CAD	0.0098	0.0094	0.0096	0.0102	0.0098	0.0102

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2022
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2022	April 3, 2022
USD/CAD	1.2280	1.2601	1.2600	1.2663	1.2536	1.2512
EUR/CAD	1.4804	1.4852	1.4409	1.4218	1.4571	1.3816
GBP/CAD	1.7170	1.7367	1.6991	1.6995	1.7131	1.6399
CHF/CAD	1.3485	1.3723	1.3669	1.3707	1.3646	1.3514
CNY/CAD	0.1902	0.1948	0.1971	0.1995	0.1954	0.1966
HKD/CAD	0.1581	0.1620	0.1618	0.1622	0.1610	0.1597
    Source: Bank of Canada

BUSINESS DEVELOPMENTS
Business Combination
On April 4, 2022, the Company and a former distributor of the Company's products in Japan, Sazaby League, Ltd. (“Sazaby League”), entered into an agreement (the “Joint Venture Agreement”) to form a joint venture (the “Japan Joint Venture”) pursuant to which the Company acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”). CG Japan was established to market, distribute and sell Canada Goose products, and to operate retail stores and e-Commerce in Japan. The Japan Joint Venture includes a permanent Canada Goose retail store in Tokyo, a national e-Commerce site, as well as wholesale points of distribution across the country. Total purchase consideration for the transaction was $22.6m which comprises cash consideration of $2.6m plus deferred contingent consideration with an estimated fair value of $20.0m. As at April 2, 2023, the Company remeasured the contingent consideration resulting in an estimated fair value of $16.8m.
CG Japan’s results of operations have been consolidated with those of the Company from the date of the formation of the Japan Joint Venture. Prior to the establishment of CG Japan, the Company sold its products to the former distributor. The majority of sales historically occurred in the first and second quarters and were recorded in the Wholesale operating segment. Going forward, it is expected that CG Japan’s revenue and results of operations will be aligned to our respective operating segments and are expected to occur more in line with the seasonality of the Company's Wholesale and DTC segments, which is expected to have an impact on the timing of the revenue we recognize in Japan.
In connection with the business combination, the Joint Venture Agreement includes a put option that allows the non-controlling shareholder to sell its 50% interest to the Company within six months after certain circumstances constituting a "put option trigger" event occurs. If the put option is not exercised during such six-month period the put option will expire. As at April 4, 2022, the fair value of the put option held in Japanese yen by the non-controlling shareholder was recorded in other long-term liabilities in the amount of JPY2,076.4m ($21.2m). The Company recorded an increase of JPY1,079.9m ($10.9m, excluding translation losses of less than $0.1m) on the remeasurement of the put option liability during the year ended April 2, 2023 resulting in a balance of JPY3,156.3m ($32.1m). For the year ended April 2, 2023, the loss on the fair value remeasurement was recorded within net interest, finance and other costs in the consolidated statements of income.
Transformation Program
During the fourth quarter ended April 2, 2023, the Company announced its Transformation Program. This multi-phase program will work to increase operational efficiencies by optimizing production and procurement, developing people and resources, and focusing on our consumers to allow sustainable growth, profitability and long term value.

SEGMENTS
Our reporting segments align with our sales channels: DTC, Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income. As at April 2, 2023, our DTC segment includes sales to customers through our 57 national e-Commerce markets and 51 directly operated permanent retail stores across North America, Europe, and Asia Pacific. Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family sales, and SG&A expenses.
SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the years ended April 2, 2023, April 3, 2022 and March 28, 2021 and the fourth quarters ended April 2, 2023 and April 3, 2022, and expresses the percentage relationship to revenues of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details and for the comparison discussions between the years ended April 2, 2023 and April 3, 2022.
For the comparison discussions between the years ended April 3, 2022 and March 28, 2021, please see Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended April 3, 2022, filed with Canadian securities commissions on SEDAR and with the SEC on May 19, 2022, which is hereby incorporated by reference.

CAD $ millions (except per share data)	For the year ended			Fourth quarter ended
	April 2, 2023	April 3, 2022	March 28, 2021	April 2, 2023	April 3, 2022
Statement of Operations data:
Revenue	1,217.0	1,098.4	903.7	293.2	223.1
Gross profit	815.2	733.6	554.0	190.3	154.1
Gross margin	67.0%	66.8%	61.3%	64.9%	69.1%
Operating income	135.5	156.7	117.0	17.2	0.9
Net income (loss)	68.9	94.6	70.3	(10.0)	(9.1)
Net income (loss) attributable to shareholders of the Company	72.7	94.6	70.3	(3.1)	(9.1)
Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.69	$0.87	$0.64	$(0.03)	$(0.09)
Diluted	$0.69	$0.87	$0.63	$(0.03)	$(0.09)

CAD $ millions	April 2, 2023	April 3, 2022	March 28, 2021
Financial Position:
Cash	286.5	287.7	477.9
Net working capital[1]	328.0	255.4	202.1
Total assets	1,590.0	1,340.6	1,478.5
Total non-current liabilities	760.1	631.2	638.8
Equity	477.5	427.9	577.6
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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
Other revenue comprises of sales that do not occur through DTC or Wholesale segments, including sales to employees, friends and family sales, and in fiscal 2021, sales of personal protective equipment (“PPE”) to federal, provincial, and local health authorities.
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
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-Commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations, as well as depreciation and amortization other than on manufacturing right-of-use assets and plant assets. Foreign exchange gains and losses are recorded in SG&A expenses and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, a portion of our Revolving Facility, the Term Loan Facility, the Mainland China Facilities, the Japan Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains and losses on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-Commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.

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
Net Interest, Finance and Other Costs
Net interest, finance and other costs represents interest expense on our borrowings including the Revolving Facility, the Term Loan Facility, the Mainland China Facilities, the Japan Facility, and lease liabilities, as well as standby fees and other financing costs, net of interest income. Net interest, finance and other costs also includes the fair value remeasurements of the contingent consideration and put option liability related to the Joint Venture Agreement.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events.
On December 20, 2021, the Organization for Economic Co-operation and Development (“OECD”) published model rules outlining a structure for a new 15% global minimum tax regime (the “Pillar Two Rules”). The OECD recommends that the Pillar Two Rules become effective for periods beginning on or after December 31, 2023, except for the “under-taxed profit rule" (“UTPR”), which is recommended to take effect for periods beginning on or after December 31, 2024. In March 2023, the Canadian federal budget reaffirmed Canada’s plans to introduce legislation that implements the Pillar Two Rules, including a minimum global tax rate for periods beginning on or after December 31, 2023, and UTPR for periods beginning on or after December 31, 2024. The Council of the European Union formally adopted the Minimum Tax Directive (the “Directive”) on December 15, 2022, and requires European Union Member States to transpose the Directive into their domestic law by December 31, 2023. In March 2023, the Government of the United Kingdom published updated draft legislation in respect of its domestic implementation of the Pillar Two Rules. The proposed legislation will apply for accounting periods beginning on or after December 31, 2023, except for the UTPR, which will apply for accounting periods beginning on or after December 31, 2024. Several other countries have also initiated draft legislation to implement the Pillar Two Rules. As a result of these developments, the tax laws of certain countries in which we and our subsidiaries do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the Pillar Two Rules, could affect our aggregate tax liability and effective tax rate in the future.

RESULTS OF OPERATIONS
For the year ended April 2, 2023 compared to the year ended April 3, 2022
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	For the year ended		$ Change	% Change
	April 2, 2023	April 3, 2022
Statement of Income data:
Revenue	1,217.0	1,098.4	118.6	10.8%
Cost of sales	401.8	364.8	(37.0)	(10.1)%
Gross profit	815.2	733.6	81.6	11.1%
Gross margin	67.0%	66.8%		20	bps
SG&A expenses	679.7	576.9	(102.8)	(17.8)%
SG&A expenses as % of revenue	55.9%	52.5%		(340)	bps
Operating income	135.5	156.7	(21.2)	(13.5)%
Operating margin	11.1%	14.3%		(320)	bps
Net interest, finance and other costs	42.0	39.0	(3.0)	(7.7)%
Income before income taxes	93.5	117.7	(24.2)	(20.6)%
Income tax expense	24.6	23.1	(1.5)	(6.5)%
Effective tax rate	26.3%	19.6%		(670)	bps
Net income	68.9	94.6	(25.7)	(27.2)%
Net loss attributable to non-controlling interest	(3.8)	—	(3.8)	100.0%
Net income attributable to shareholders of the Company	72.7	94.6	(21.9)	(23.2)%
Weighted average number of shares outstanding
Basic	105,058,643	108,296,802
Diluted	105,622,312	109,154,721
Earnings per share attributable to shareholders of the Company
Basic	$0.69	$0.87	(0.18)	(20.7)%
Diluted	$0.69	$0.87	(0.18)	(20.7)%

Revenue
Revenue for the year ended April 2, 2023 increased by $118.6m, or 10.8%, to $1,217.0m from $1,098.4m for the year ended April 3, 2022. Revenue generated from our DTC channel represented 66.3% of total revenue for the year ended April 2, 2023 compared to 67.4% for the year ended April 3, 2022. On a constant currency1 basis, revenue increased by 10.9% year ended April 2, 2023 compared to the year ended April 3, 2022. The strength of the US dollar compared to the Canadian dollar in the period was outweighed by depreciation of the pound sterling and euro relative to the Canadian dollar.

	For the year ended		$ Change			% Change
CAD $ millions	April 2, 2023	April 3, 2022	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	807.3	740.4	66.9	(3.3)	63.6	9.0%	8.6%
Wholesale	373.8	348.5	25.3	4.3	29.6	7.3%	8.5%
Other	35.9	9.5	26.4	—	26.4	277.9%	277.9%
Total revenue	1,217.0	1,098.4	118.6	1.0	119.6	10.8%	10.9%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Impact of Additional Week on Fiscal 2022 Revenue
The year ended April 3, 2022 was our first 53-week fiscal year and as such included an additional week. To explain the impact of the additional week in fiscal 2022, and to facilitate comparison of the results for the year ended April 2, 2023, the below presents revenue excluding the first week of fiscal 2022 (“Additional Week”), to more closely align calendar periods and the number of trading days therein.

	For the year ended				$ Change			% Change
	April 2, 2023	April 3, 2022	Additional Week	April 3, 2022 (Excluding Additional Week)	Excluding Additional Week	Foreign exchange impact	In constant currency[1]	Excluding Additional Week	In constant currency[1]
DTC	807.3	740.4	(2.7)	737.7	69.6	(3.3)	66.3	9.4%	9.0%
Wholesale	373.8	348.5	(0.6)	347.9	25.9	4.3	30.2	7.4%	8.7%
Other	35.9	9.5	—	9.5	26.4	—	26.4	277.9%	277.9%
Total revenue	1,217.0	1,098.4	(3.3)	1,095.1	121.9	1.0	122.9	11.1%	11.2%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the year ended April 2, 2023 was $807.3m compared to $740.4m for the year ended April 3, 2022. The increase of $66.9m or 9.0% was attributable largely to continued retail expansion and comparative period new store openings operating for the full duration of the year ended April 2, 2023. During the year ended April 2, 2023, we opened 10 permanent stores compared to 13 permanent stores during the year ended April 3, 2022 and ended the period with 51 permanent stores compared to 41 permanent stores at the end of the comparative period. We saw a shift back to retail stores with consumers returning to in-person shopping and shifting away from e-Commerce. DTC comparable sales growth2 experienced a decline of (2.6)%, although this was positive when excluding Mainland China. During the year ended April 2, 2023, we were negatively impacted by COVID-19 related restrictions in the Asia

Pacific region particularly in Mainland China, which resulted in store closures, reduced hours, and significantly lower retail traffic, which were not prevalent in the comparative period.
2DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the year ended April 2, 2023 was $373.8m compared to $348.5m for the year ended April 3, 2022. The increase of $25.3m or 7.3% was attributable to an increase in order value globally relative to the comparative period.
Other
Revenue from our Other segment for the year ended April 2, 2023 was $35.9m compared to $9.5m for the year ended April 3, 2022. The increase of $26.4m or 277.9% was attributable to higher product availability to employees, friends and family.
Revenue by geography

	For the year ended		$ Change			% Change
CAD $ millions	April 2, 2023	April 3, 2022	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	241.0	213.1	27.9	—	27.9	13.1%	13.1%
United States	340.2	305.9	34.3	(12.0)	22.3	11.2%	7.3%
Asia Pacific	354.2	327.1	27.1	4.5	31.6	8.3%	9.7%
EMEA[1]	281.6	252.3	29.3	8.5	37.8	11.6%	15.0%
Total revenue	1,217.0	1,098.4	118.6	1.0	119.6	10.8%	10.9%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Impact of Additional Week on Fiscal 2022 Revenue
As described above, to explain the impact of the additional week in fiscal 2022 and to facilitate comparison of the results for the year ended April 2, 2023, the below presents revenue excluding the Additional Week, to more closely align calendar periods and the number of trading days therein.

	For the year ended				$ Change			% Change
	April 2, 2023	April 3, 2022	Additional Week	April 3, 2022 (Excluding Additional Week)	Excluding Additional Week	Foreign exchange impact	In constant currency[2]	Excluding Additional Week	In constant currency[2]
Canada	241.0	213.1	(1.1)	212.0	29.0	—	29.0	13.7%	13.7%
United States	340.2	305.9	(0.7)	305.2	35.0	(12.0)	23.0	11.5%	7.5%
Asia Pacific	354.2	327.1	(0.9)	326.2	28.0	4.5	32.5	8.6%	10.0%
EMEA[1]	281.6	252.3	(0.6)	251.7	29.9	8.5	38.4	11.9%	15.3%
Total revenue	1,217.0	1,098.4	(3.3)	1,095.1	121.9	1.0	122.9	11.1%	11.2%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

Revenue increased across all regions during the year ended April 2, 2023 compared to the comparative period. Increases in Canada can largely be attributed to growth within the existing store network replacing e-Commerce business as consumers return to experiential shopping. Revenue increases in EMEA were attributable to regained momentum within existing stores, and an increase in order book value within the Wholesale segment. Asia Pacific results were positively impacted by revenue growth in the Japanese market due to the impact of incorporating the Japan Joint Venture and the retail expansion and e-Commerce growth in the market as well as retail expansion in Greater China. This was partially offset by decreased revenue in the existing store network in Mainland China due to COVID-19 related restrictions. Revenue growth in the United States was attributable to retail expansion and comparative period new store openings operating for the full duration of the year ended April 2, 2023.
Gross Profit
Gross profit and gross margin for the year ended April 2, 2023 were $815.2m and 67.0%, respectively, compared to $733.6m and 66.8%, respectively, for the year ended April 3, 2022. The increase in gross profit of $81.6m was attributable to higher revenue as noted above and gross margin expansion. Gross margin in the current period has been favourably impacted by pricing, partially offset by an increase in obsolete raw material inventory provisioning and the unfavourable impact of the fair value adjustments for inventory acquisition related to the Japan Joint Venture.

	For the year ended
	April 2, 2023		April 3, 2022
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	616.2	76.3%	563.0	76.0%	53.2	30	bps
Wholesale	185.7	49.7%	166.5	47.8%	19.2	190	bps
Other	13.3	37.0%	4.1	43.2%	9.2	(620)	bps
Total gross profit	815.2	67.0%	733.6	66.8%	81.6	20	bps
DTC
Gross profit in our DTC segment was $616.2m for the year ended April 2, 2023 compared to $563.0m for the year ended April 3, 2022. The increase of $53.2m in gross profit was attributable to higher revenues as noted above and gross margin expansion. The gross margin was 76.3% for the year ended April 2, 2023, an increase of 30 bps compared to 76.0% in the comparative period. During the year ended April 2, 2023, gross margin was favourably impacted by pricing (+180 bps) and lower product costs (+30 bps) largely driven by normalized efficiencies in our manufacturing facilities. This was partially offset by increases in obsolete raw material inventory provisioning (-100 bps), the unfavourable impact of the fair value adjustment for inventory acquired through the Japan Joint Venture (-50 bps) and higher freight and duty costs (-20 bps).
Wholesale
Gross profit in our Wholesale segment was $185.7m for the year ended April 2, 2023 compared to $166.5m for the year ended April 3, 2022. The increase in gross profit of $19.2m was attributable to higher revenues as noted above. The gross margin was 49.7% for the year ended April 2, 2023, an increase of 190 bps compared to 47.8% in the comparative period. During the year ended April 2, 2023, gross margin benefited from pricing (+280 bps), channel mix (+110 bps) from the conversion of Japan distributor sales to regular wholesale arrangements due to the Japan Joint Venture, favourable product mix due to the sale of higher margin parkas (+90 bps) within the product category and lower product costs (+50 bps) largely driven by normalized efficiencies in our manufacturing facilities. This was partially offset by increases in raw materials inventory provisions (-180 bps), the unfavourable impact of the fair value adjustment for inventory acquired through the Japan Joint Venture (-100 bps) and higher freight and duty costs (-60 bps).
Other
Gross profit in our Other segment was $13.3m for the year ended April 2, 2023 compared to gross profit of $4.1m for the year ended April 3, 2022, an increase of $9.2m. The increase in gross profit is driven by the increase in employee sales and friends and family sales as noted above.
SG&A Expenses
SG&A expenses were $679.7m for the year ended April 2, 2023 compared to $576.9m for the year ended April 3, 2022. The increase in SG&A expenses of $102.8m or 17.8% was attributable to $27.3m in higher costs related to opening new stores and running stores at full capacity except in Mainland China, $19.4m of unfavourable foreign exchange fluctuations related to the Term Loan Facility and working capital, net of hedge impacts, $15.1m of incremental personnel costs, $8.5m of investment in technology for business growth, $7.9m of higher costs in strategic initiatives, and $4.5m of incremental marketing investment to drive brand awareness and support our growth. The increase was partially offset by $6.7m of lower impairment charges recognized from the comparative period.

	For the year ended
	April 2, 2023		April 3, 2022
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	256.8	31.8%	229.9	31.1%	(26.9)	(11.7)%
Wholesale	67.1	18.0%	55.3	15.9%	(11.8)	(21.3)%
Other	355.8	—	291.7	—	(64.1)	(22.0)%
Total SG&A expenses	679.7	55.9%	576.9	52.5%	(102.8)	(17.8)%
Depreciation and amortization, included above, was $99.4m for the year ended April 2, 2023 compared to $81.1m for the year ended April 3, 2022, an increase of $18.3m which is attributable to continued retail expansion and head office transition.
DTC
SG&A expenses in our DTC segment for the year ended April 2, 2023 were $256.8m, or 31.8% of segment revenue, compared to $229.9m, or 31.1% of segment revenue, for the year ended April 3, 2022. The increase of $26.9m or 11.7% was due to $27.3m of costs associated with the expansion of the retail network as well as running stores at full capacity except for Mainland China. The increase was partially offset by $6.7m of lower impairment charges recognized from the comparative period. Additionally, there were $2.2m of lower e-Commerce costs. COVID-19 related temporary store closure costs of $3.2m were recognized in the year ended April 2, 2023 compared to $0.2m in the comparative period.

Wholesale
SG&A expenses in our Wholesale segment for the year ended April 2, 2023 were $67.1m compared to $55.3m for the year ended April 3, 2022. The increase of $11.8m or 21.3% was attributable to $8.0m of incremental freight and warehouse costs driven by higher volumes and $4.9m of higher operating costs.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $355.8m for the year ended April 2, 2023 compared to $291.7m for the year ended April 3, 2022. The increase of $64.1m or 22.0% was attributable to $19.4m of unfavourable foreign exchange fluctuations related to the Term Loan Facility and working capital, net of hedge impacts. The increase was also attributable to $15.1m of incremental personnel costs driven by headcount, $8.5m of investment in information technology to support business growth, $7.9m of higher fees in support of strategic activities including the Transformation Program and costs associated with the Japan Joint Venture, $4.5m of incremental investment in marketing, and $2.8m of donations to the United Nations for Ukrainian refugees.
Operating Income and Margin
Operating income and operating margin were $135.5m and 11.1%, respectively, for the year ended April 2, 2023 compared to $156.7m and 14.3%, respectively, for the year ended April 3, 2022. The decrease in operating income of $21.2m and operating margin of (320) bps was attributable to higher operating costs, partially offset by higher gross profit as discussed above.

	For the year ended
	April 2, 2023		April 3, 2022
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
DTC	359.4	44.5%	333.1	45.0%	26.3	(50)	bps
Wholesale	118.6	31.7%	111.2	31.9%	7.4	(20)	bps
Other	(342.5)	—	(287.6)	—	(54.9)	—
Total operating income	135.5	11.1%	156.7	14.3%	(21.2)	(320)	bps
DTC
DTC segment operating income and operating margin were $359.4m and 44.5% for the year ended April 2, 2023 compared to $333.1m and 45.0% for the year ended April 3, 2022. The increase in operating income of $26.3m was attributable to increased revenue through network expansion and lower impairment. The decrease in operating margin of (50) bps was attributable to cost deleverage due to a decline in DTC comparable sales growth, as described above, and new store opening costs including stores expected to open early in fiscal 2024. COVID-19 related temporary store closure costs of $3.2m were recognized in the year ended April 2, 2023 compared to $0.2m in the comparative period.
Wholesale
Wholesale segment operating income and operating margin were $118.6m and 31.7% for the year ended April 2, 2023 compared to $111.2m and 31.9% for the year ended April 3, 2022. The increase in operating income of $7.4m was attributable to a higher segment revenue and gross profit, partially offset by higher SG&A expenses, particularly freight, as discussed above.

Other
Other segment operating loss was $342.5m for the year ended April 2, 2023 compared to $287.6m for the year ended April 3, 2022. The increase in operating loss of $54.9m was attributable to higher SG&A expenses as described above.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $42.0m for the year ended April 2, 2023 compared to $39.0m for the year ended April 3, 2022. The increase of $3.0m or 7.7% was attributable to the net loss of $8.0m on the fair value remeasurement of the put option liability (liability increase of $10.9m, including translation losses of less than $0.1m) and the contingent consideration (liability reduction of $3.2m, including translation gains of $0.3m) related to the Joint Venture Agreement. The increase was also impacted by $2.5m of higher interest related to principal payments on lease liabilities, and $1.6m of higher interest charges and financing fees due to higher gross borrowings during the period on our facilities from the comparative period. In the comparative period, we incurred accelerated amortization costs of $9.5m related to the refinancing of our Term Loan Facility.
Income Taxes
Income tax expense was $24.6m for the year ended April 2, 2023 compared to $23.1m for the year ended April 3, 2022. For the year ended April 2, 2023, the effective and statutory tax rates were 26.3% and 25.3%, respectively, compared to 19.6% and 25.4% for the year ended April 3, 2022, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates. The rate was also impacted year over year by the non-deductible remeasurement of the contingent consideration and put option liability associated with the Japan Joint Venture.
Net Income
Net income for the year ended April 2, 2023 was $68.9m compared to $94.6m for the year ended April 3, 2022, driven by the factors described above.

For the fourth quarter ended April 2, 2023 compared to the fourth quarter ended April 3, 2022
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Fourth quarter ended		$ Change	% Change
	April 2, 2023	April 3, 2022
Statement of loss data:
Revenue	293.2	223.1	70.1	31.4%
Cost of sales	102.9	69.0	(33.9)	(49.1)%
Gross profit	190.3	154.1	36.2	23.5%
Gross margin	64.9%	69.1%		(420)	bps
SG&A expenses	173.1	153.2	(19.9)	(13.0)%
SG&A expenses as % of revenue	59.0%	68.7%		970	bps
Operating income	17.2	0.9	16.3	1,811.1%
Operating margin	5.9%	0.4%		550	bps
Net interest, finance and other costs	21.8	7.0	(14.8)	(211.4)%
Loss before income taxes	(4.6)	(6.1)	1.5	24.6%
Income tax expense	5.4	3.0	(2.4)	(80.0)%
Effective tax rate	(117.4)%	(49.2)%		(6,820)	bps
Net loss	(10.0)	(9.1)	(0.9)	(9.9)%
Net loss attributable to non-controlling interest	(6.9)	—	(6.9)	(100.0)%
Net loss attributable to shareholders of the Company	(3.1)	(9.1)	6.0	65.9%
Weighted average number of shares outstanding
Basic	104,519,045	106,133,970
Diluted[1]	104,519,045	106,133,970
Loss per share attributable to shareholders of the Company
Basic	$(0.03)	$(0.09)	$0.06	66.7%
Diluted	$(0.03)	$(0.09)	$0.06	66.7%
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. Accordingly, 643,505 potentially dilutive shares have been excluded from the calculation of diluted loss per share for the fourth quarter ended April 2, 2023, compared to 564,433 for the fourth quarter ended April 3, 2022.

Revenue
Revenue for the fourth quarter ended April 2, 2023 was $293.2m, an increase of $70.1m, or 31.4%, from $223.1m for the fourth quarter ended April 3, 2022. Revenue generated from our DTC channel represented 77.6% of total revenue for the fourth quarter ended April 2, 2023 compared to 83.2% for the fourth quarter ended April 3, 2022. On a constant currency1 basis, revenue increased by 30.1% for the fourth quarter ended April 2, 2023 compared to the fourth quarter ended April 3, 2022.

	Fourth quarter ended		$ Change			% Change
CAD $ millions	April 2, 2023	April 3, 2022	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	227.5	185.6	41.9	(1.9)	40.0	22.6%	21.6%
Wholesale	45.5	34.9	10.6	(1.1)	9.5	30.4%	27.2%
Other	20.2	2.6	17.6	—	17.6	676.9%	676.9%
Total revenue	293.2	223.1	70.1	(3.0)	67.1	31.4%	30.1%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
DTC
Revenue from our DTC segment was $227.5m for the fourth quarter ended April 2, 2023 compared to $185.6m for the fourth quarter ended April 3, 2022. The increase of $41.9m or 22.6% was attributable largely to continued retail store expansion, and improved growth and performance within our existing stores network. We ended the fourth quarter ended April 2, 2023, with 51 permanent stores compared to 41 permanent stores in the fourth quarter ended April 3, 2022. DTC comparable sales growth1 was 6.9%, driven by growth within the existing store network more than offsetting lower e-Commerce business as consumers return to experiential shopping.
1DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $45.5m for the fourth quarter ended April 2, 2023 compared to $34.9m for the fourth quarter ended April 3, 2022. The increase of $10.6m or 30.4% was attributable to an increase in order value globally and an increased volume of shipments from prior quarters being realized in this quarter relative to the comparative quarter.
Other
Revenue from our Other segment was $20.2m for the fourth quarter ended April 2, 2023 compared to $2.6m for the fourth quarter ended April 3, 2022. The increase was attributable to higher product availability to employees, friends and family.

Revenue by geography

	Fourth quarter ended		$ Change			% Change
CAD $ millions	April 2, 2023	April 3, 2022	As reported	Foreign exchange impact	In constant currency[2]	As reported	In constant currency[2]
Canada	55.2	39.1	16.1	—	16.1	41.2%	41.2%
United States	67.5	70.7	(3.2)	(2.4)	(5.6)	(4.5)%	(7.9)%
Asia Pacific	114.1	69.0	45.1	0.8	45.9	65.4%	66.5%
EMEA[1]	56.4	44.3	12.1	(1.4)	10.7	27.3%	24.2%
Total revenue	293.2	223.1	70.1	(3.0)	67.1	31.4%	30.1%
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Revenue increased in Canada, EMEA and Asia Pacific for the fourth quarter ended April 2, 2023 compared to the comparative quarter resulting from an increase in DTC revenue. Re-opening in Asia Pacific after lifting of COVID-19 restrictions and strong growth in both channels in EMEA positively impacted results. Revenue decline in the United States amid a challenging macro-economic backdrop was partially offset by retail expansion and consumers returning to experiential shopping.
Gross Profit
Gross profit and gross margin for the fourth quarter ended April 2, 2023 were $190.3m and 64.9%, respectively, compared to $154.1m and 69.1%, respectively, for the fourth quarter ended April 3, 2022. The increase in gross profit of $36.2m was attributable to higher revenue, partially offset by margin decline. Gross margin in the current quarter was unfavourably impacted by increased obsolete raw material inventory provisioning, higher product costs and the unfavourable impact of the fair value adjustment for inventory acquired through the Japan Joint Venture, partially offset by pricing.

	Fourth quarter ended
	April 2, 2023		April 3, 2022
CAD $ millions	Gross profit	Gross margin	Gross profit	Gross margin	$ Change	Change in bps
DTC	166.8	73.3%	141.2	76.1%	25.6	(280)	bps
Wholesale	16.2	35.6%	11.9	34.1%	4.3	150	bps
Other	7.3	36.1%	1.0	38.5%	6.3	(240)	bps
Total gross profit	190.3	64.9%	154.1	69.1%	36.2	(420)	bps
DTC
Gross profit in our DTC segment was $166.8m for the fourth quarter ended April 2, 2023 compared to $141.2m for the fourth quarter ended April 3, 2022. The gross margin was 73.3% for the fourth quarter ended April 2, 2023, a decrease of 280 bps compared to 76.1% in the comparative quarter. During the fourth quarter ended April 2, 2023, gross margin was primarily impacted by increases in raw materials inventory provisioning (-330 bps), higher product costs (-90 bps) and the unfavourable impact of the fair value adjustment for inventory acquired through the Japan Joint Venture (-30 bps), partially offset by pricing (+170 bps).

Wholesale
Gross profit in our Wholesale segment was $16.2m for the fourth quarter ended April 2, 2023 compared to $11.9m for the fourth quarter ended April 3, 2022. The increase of $4.3m in gross profit was attributable to higher revenues and margin rate expansion as noted above. The gross margin was 35.6% for the fourth quarter ended April 2, 2023, an increase of +150 bps compared to 34.1% in the comparative quarter. During the fourth quarter ended April 2, 2023, gross margin was favourably impacted by product mix (+960 bps) from the increased sale of higher margin parkas within the parka product category and pricing (+330 bps), partially offset by increased inventory provisioning (-810 bps), the unfavourable impact of the fair value adjustment for inventory acquired through the Japan Joint Venture (-150 bps), higher product costs (-120 bps), and channel mix due to a higher proportion of distributor sales (-40 bps).
Other
Gross profit in our Other segment was $7.3m respectively, for the fourth quarter ended April 2, 2023 compared to gross profit of $1.0m for the fourth quarter ended April 3, 2022, an increase of $6.3m driven by the increase in employee sales and friends and family sales.
SG&A Expenses
SG&A expenses were $173.1m for the fourth quarter ended April 2, 2023 compared to $153.2m for the fourth quarter ended April 3, 2022. The increase of $19.9m or 13.0% was attributable to $11.4m in higher costs related to opening new stores, $6.8m of incremental personnel costs driven by headcount, and $4.5m of higher fees in support of strategic activities including the Transformation Program and costs associated with the Japan Joint Venture. The increase was partially offset by $6.7m of lower impairment charges recognized from the comparative quarter.

	Fourth quarter ended
	April 2, 2023		April 3, 2022
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
DTC	72.8	32.0%	68.3	36.8%	(4.5)	(6.6)%
Wholesale	16.1	35.4%	13.7	39.3%	(2.4)	(17.5)%
Other	84.2	—	71.2	—	(13.0)	(18.3)%
Total SG&A expenses	173.1	59.0%	153.2	68.7%	(19.9)	(13.0)%
Depreciation and amortization, included above, was $27.3m for the fourth quarter ended April 2, 2023 compared to $21.6m for the fourth quarter ended April 3, 2022, an increase of $5.7m of which was attributable to continued retail expansion.
DTC
SG&A expenses in our DTC segment for the fourth quarter ended April 2, 2023 were $72.8m, or 32.0% of segment revenue, compared to $68.3m, or 36.8% of segment revenue, for the fourth quarter ended April 3, 2022. The increase of $4.5m or 6.6% was primarily due to $11.4m of higher costs associated with the expansion of the retail network. The increase was partially offset by $6.7m of lower impairment charges recognized than in the comparative quarter. Additionally, there were $2.6m of lower e-Commerce costs. There were no COVID-19 related temporary store closure costs in the fourth quarter ended April 2, 2023 or the comparative quarter.

Wholesale
SG&A expenses in our Wholesale segment for the fourth quarter ended April 2, 2023 were $16.1m, or 35.4% of segment revenue, compared to $13.7m, or 39.3% of segment revenue, for the fourth quarter ended April 3, 2022. The increase of $2.4m or 17.5% was attributable to $1.2m of incremental freight and warehouse costs driven by higher volumes and $1.3m of higher other operating costs.
Other
SG&A expenses in our Other segment, which include unallocated corporate expenses, were $84.2m for the fourth quarter ended April 2, 2023 compared to $71.2m for the fourth quarter ended April 3, 2022. The increase of $13.0m or 18.3% was attributable to $6.8m of incremental personnel costs driven by headcount, $4.5m of higher fees in support of strategic activities including the Transformation Program and costs associated with the Japan Joint Venture, and $1.2m of unfavourable foreign exchange fluctuations related to the Term Loan Facility and working capital, net of hedge impacts. The increase was partially offset by $0.9m of lower marketing activities from the comparative quarter.
Operating Income and Margin
Operating income and operating margin were $17.2m and 5.9% for the fourth quarter ended April 2, 2023 compared to operating income and operating margin of $0.9m and 0.4% the fourth quarter ended April 3, 2022. The increase in operating income of $16.3m and operating margin of 550 bps were attributable to higher gross profit, partially offset by higher operating costs noted above.

	Fourth quarter ended
	April 2, 2023		April 3, 2022
CAD $ millions	Operating income (loss)	Operating margin	Operating income (loss)	Operating margin	$ Change	Change in bps
DTC	94.0	41.3%	72.9	39.3%	21.1	200	bps
Wholesale	0.1	0.2%	(1.8)	(5.2)%	1.9	540	bps
Other	(76.9)	—	(70.2)	—	(6.7)	—
Total operating income	17.2	5.9%	0.9	0.4%	16.3	550	bps
DTC
DTC segment operating income and operating margin were $94.0m and 41.3% for the fourth quarter ended April 2, 2023 compared to $72.9m and 39.3% for the fourth quarter ended April 3, 2022. The increase in operating income of $21.1m and increase in operating margin of 200 bps were attributable to higher sales, partially offset by costs associated with the expansion of the retail network. There were no COVID-19 related temporary store closure costs in the fourth quarter ended April 2, 2023 or in the comparative quarter.
Wholesale
Wholesale segment operating income and operating margin were $0.1m and 0.2%, respectively, for the fourth quarter ended April 2, 2023 compared to operating loss of $1.8m and (5.2)% for the fourth quarter ended April 3, 2022. The increase in operating income of $1.9m and increase in operating margin of 540 bps were attributable to improved segment revenue and gross profit, partially offset by higher SG&A expenses as discussed above.

Other
Other segment operating loss was $76.9m for the fourth quarter ended April 2, 2023 compared to $70.2m for the fourth quarter ended April 3, 2022. The increase in operating loss of $6.7m was attributable to higher SG&A expenses as discussed above.
Net Interest, Finance and Other Costs
Net interest, finance and other costs were $21.8m for the fourth quarter ended April 2, 2023 compared to $7.0m for the fourth quarter ended April 3, 2022. The increase of $14.8m or 211.4% was driven by the net loss of $12.7m on the fair value remeasurement of the put option liability (liability increase of $9.3m, including translation gains of $0.4m) and the contingent consideration (liability increase of $2.8m, including translation gains of $0.2m) related to the Joint Venture Agreement. The increase was also impacted by $1.3m of higher interest related to principal payments on lease liabilities, and $0.7m of higher interest charges and financing fees due to higher gross borrowings during the period on our facilities from the comparative quarter.
Income Taxes
Income tax expense was $5.4m for the fourth quarter ended April 2, 2023 compared to $3.0m for the fourth quarter ended April 3, 2022. For the fourth quarter ended April 2, 2023, the effective and statutory tax rates were (117.4)% and 25.4%, respectively, compared to (49.2)% and 25.4% for the fourth quarter ended April 3, 2022. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates. The non-deductible remeasurement of the contingent consideration and put option liability associated with the Japan Joint Venture contributed to an increase in net tax expense during a quarter of overall loss compared to prior year.
Net Loss
Net loss for the fourth quarter ended April 2, 2023 was $10.0m compared to $9.1m for the fourth quarter ended April 3, 2022, driven by the factors described above.

QUARTERLY FINANCIAL INFORMATION
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net (loss) income attributable to shareholders of the Company	(Loss) earnings per share attributable to shareholders of the Company		Operating income (loss)	Adjusted EBIT[1]	Adjusted net income (loss) per diluted share attributable to shareholders of the Company[1]
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2023
Fourth Quarter	227.5	45.5	20.2	293.2	24.1%	(3.1)	$(0.03)	$(0.03)	17.2	27.6	$0.14
Third Quarter	450.2	114.4	12.1	576.7	47.4%	134.9	$1.28	$1.28	194.3	197.1	$1.27
Second Quarter	94.8	180.7	1.7	277.2	22.8%	3.3	$0.03	$0.03	4.7	26.3	$0.19
First Quarter	34.8	33.2	1.9	69.9	5.7%	(62.4)	$(0.59)	$(0.59)	(80.7)	(75.9)	$(0.56)
Fiscal 2022
Fourth Quarter	185.6	34.9	2.6	223.1	20.3%	(9.1)	$(0.09)	$(0.09)	0.9	12.4	$0.04
Third Quarter	443.7	138.4	4.0	586.1	53.4%	151.3	$1.42	$1.40	205.0	205.0	$1.40
Second Quarter	82.0	149.1	1.8	232.9	21.2%	9.9	$0.09	$0.09	12.6	16.2	$0.12
First Quarter	29.1	26.1	1.1	56.3	5.1%	(57.5)	$(0.52)	$(0.52)	(61.8)	(62.3)	$(0.47)
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
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
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•COVID-19 beginning in the fourth quarter of fiscal 2020;
•the formation of the Japan Joint Venture on April 4, 2022;
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
•shift in geographic mix of sales to increase sales outside of Canada, where average unit retail pricing is generally higher;
•fluctuation of foreign currencies relative to the Canadian dollar; and

•the extra week in fiscal 2022.
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
•the nature and timing of transaction costs in connection with the Japan Joint Venture and amendments to long-term debt agreements;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure; and
•the introduction of the Transformation Program in the fourth quarter of fiscal 2023.

NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income, constant currency revenue, net debt, net working capital, and free operating cash flow, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income per basic and diluted share attributable to shareholders of the Company, net debt leverage, and net working capital turnover, as well as DTC comparable sales growth which is a supplementary financial measure, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	For the year ended		Fourth quarter ended
CAD $ millions (except per share data)	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022

Adjusted EBIT	175.1	171.3	27.6	12.4
Adjusted EBIT margin	14.4%	15.6%	9.4%	5.6%
Adjusted EBITDA	276.7	266.9	56.0	38.2
Adjusted net income attributable to shareholders of the Company	110.7	116.7	14.7	4.0
Adjusted net income per basic share attributable to shareholders of the Company	$1.05	$1.08	$0.14	$0.04
Adjusted net income per diluted share attributable to shareholders of the Company	$1.05	$1.07	$0.14	$0.04
Free operating cash flow	8.8	67.5	(34.6)	(49.0)

CAD $ millions	April 2, 2023	April 3, 2022
Net debt	(468.1)	(333.8)
Net working capital	328.0	255.4
Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net income attributable to shareholders of the Company, and adjusted net income per basic and diluted share attributable to shareholders of the Company
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, including COVID-19, that we believe are not otherwise reflective of our ongoing operations and that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
For the years ended April 2, 2023 and April 3, 2022, we believe that identifying certain costs directly resulting from the impact of COVID-19 and excluding these amounts from our calculation of the non-IFRS financial measures described above helps management and investors assess the impact of COVID-19 on our business as well as our general economic performance during the period. For the year ended April 2, 2023, these primarily comprised of temporary store closure costs including depreciation and interest expenses. These were partially offset by rent concessions recognized during the period.
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
Free operating cash flow
We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. See “Cash Flows” below for a table providing the calculation of free operating cash flow.
DTC comparable sales growth
DTC comparable sales growth is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.

The tables below reconcile net income to adjusted EBIT, adjusted EBITDA and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning with the third quarter of fiscal 2023, we no longer include pre-store opening costs in the reconciliation of net income to adjusted EBIT, adjusted EBITDA and adjusted net income attributable to shareholders of the Company, as we believe these costs are a part of our operating base as we accelerate store openings. Comparable periods have been restated to reflect this change.

	For the year ended		Fourth quarter ended
CAD $ millions	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022
Net income (loss)	68.9	94.6	(10.0)	(9.1)
Add (deduct) the impact of:
Income tax expense	24.6	23.1	5.4	3.0
Net interest, finance and other costs	42.0	39.0	21.8	7.0
Operating income	135.5	156.7	17.2	0.9
Unrealized foreign exchange loss on Term Loan Facility (a)	12.1	2.7	0.4	1.1
Net temporary store closure costs (b)	3.2	0.2	—	—
Head office transition costs (d)	6.7	—	2.0	—
Japan Joint Venture costs (f)	10.2	0.7	1.9	0.7
Impairment losses (g)	1.0	7.7	1.0	7.7
Strategic initiatives (h)	4.1	—	4.1	—
Legal proceeding costs (i)	2.2	2.9	—	1.9
Other (m)	0.1	0.4	1.0	0.1
Total adjustments	39.6	14.6	10.4	11.5
Adjusted EBIT	175.1	171.3	27.6	12.4
Adjusted EBIT margin	14.4%	15.6%	9.4%	5.6%

	For the year ended		Fourth quarter ended
CAD $ millions	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022
Net income (loss)	68.9	94.6	(10.0)	(9.1)
Add (deduct) the impact of:
Income tax expense	24.6	23.1	5.4	3.0
Net interest, finance and other costs	42.0	39.0	21.8	7.0
Operating income	135.5	156.7	17.2	0.9
Unrealized foreign exchange loss on Term Loan Facility (a)	12.1	2.7	0.4	1.1
Net temporary store closure costs (b)	3.2	0.2	—	—
Head office transition costs (d)	6.7	—	2.0	—
Japan Joint Venture costs (f)	10.2	0.7	1.9	0.7
Impairment losses (g)	1.0	7.7	1.0	7.7
Strategic initiatives (h)	4.1	—	4.1	—
Legal proceeding costs (i)	2.2	2.9	—	1.9
Net depreciation and amortization (o)	101.6	95.6	28.4	25.8
Other (m)	0.1	0.4	1.0	0.1
Total adjustments	141.2	110.2	38.8	37.3
Adjusted EBITDA	276.7	266.9	56.0	38.2

	For the year ended		Fourth quarter ended
CAD $ millions	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022
Net income (loss)	68.9	94.6	(10.0)	(9.1)
Add (deduct) the impact of:
Unrealized foreign exchange loss on Term Loan Facility (a)	12.1	2.7	0.4	1.1
Net temporary store closure costs (b) (c)	3.3	0.2	—	—
Head office transition costs (d) (e)	8.3	—	2.4	—
Japan Joint Venture costs (f)	10.2	0.7	1.9	0.7
Japan Joint Venture remeasurement loss on contingent consideration and put option (l)	8.0	—	12.7	—
Impairment losses (g)	1.0	7.7	1.0	7.7
Strategic initiatives (h)	4.1	—	4.1	—
Legal proceeding costs (i)	2.2	2.9	—	1.9
Deferred tax adjustment (j)	3.7	4.5	3.7	4.5
Acceleration of unamortized costs on Term Loan Facility Repricing (k)	—	9.5	—	—
Other (m)	0.1	0.4	1.0	0.1
Total adjustments	53.0	28.6	27.2	16.0
Tax effect of adjustments	(6.5)	(6.5)	(2.2)	(2.9)
Adjusted net income	115.4	116.7	15.0	4.0
Adjusted net income attributable to non-controlling interest (n)	(4.7)	—	(0.3)	—
Adjusted net income attributable to shareholders of the Company	110.7	116.7	14.7	4.0
Weighted average number of diluted shares outstanding	105,622,312	109,154,721	104,519,045	106,133,970
Adjusted net income per diluted share attributable to shareholders of the Company	1.05	1.07	0.14	0.04
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk all of which are included in SG&A expenses.
(b)Net temporary store closure costs of $nil and $3.2m were incurred in the fourth quarter and year ended April 2, 2023, respectively (fourth quarter and year ended April 3, 2022 - $nil and $0.2m, respectively).
(c)Net temporary store closure costs incurred in (b) as well as $nil and $0.1m of interest expense on lease liabilities for temporary store closures for the fourth quarter and year ended April 2, 2023, respectively (fourth quarter and year ended April 3, 2022 - $nil and less than $0.1m, respectively).
(d)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(e)Corporate head office transition costs incurred in (d) as well as $0.4m and $1.6m of interest expense on lease liabilities for the fourth quarter and year ended April 2, 2023, respectively (fourth quarter and year ended April 3, 2022 - $nil and $nil, respectively).

(f)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(g)Impairment losses for non-financial retail assets recorded as the result of the annual impairment assessment.
(h)Relates to engagement fees incurred in connection with our Transformation Program.
(i)Costs for legal proceeding fees including for the defence of class action lawsuits.
(j)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(k)Non-cash unamortized costs accelerated in connection with the repricing amendment for the Term Loan Facility entered into on April 9, 2021.
(l)Changes to the fair value remeasurement of the contingent consideration and put option liability related to the Japan Joint Venture. The Company recorded a loss of $3.0m and a gain of $(2.9)m during the fourth quarter and year ended April 2, 2023, respectively, on the fair value remeasurement of the contingent consideration. A fair value loss on remeasurement of $9.7m and $10.9m has been recorded during the fourth quarter and year ended April 2, 2023, respectively, on the fair value remeasurement of the put option liability. These gains and losses are included in net interest, finance and other costs within the statements of income.
(m)Costs related to the transition of logistics agencies, restructuring costs related to the company’s manufacturing facilities, rent abatements received as well as individually immaterial items.
(n)Calculated as net loss attributable to non-controlling interest within the statements of income of $6.9m and $3.8m less $(7.2)m and $(8.5)m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended April 2, 2023, respectively.
(o)Adjusted EBITDA is calculated as adjusted EBIT plus depreciation and amortization as determined in accordance with IFRS, less the depreciation impact for temporary store closures (b), and corporate head office transition costs (d). Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital1 position as at April 2, 2023 and April 3, 2022:

CAD $ millions	April 2, 2023	April 3, 2022	$ Change	% Change
Current assets	863.2	762.3	100.9	13.2%
Deduct: Cash	(286.5)	(287.7)	1.2	(0.4)%
Current assets, net of cash	576.7	474.6	102.1	21.5%

Current liabilities	352.4	281.5	70.9	25.2%
Deduct the impact of:
Short-term borrowings	(27.6)	(3.8)	(23.8)	626.3%
Current portion of lease liabilities	(76.1)	(58.5)	(17.6)	30.1%
Current liabilities, net of short-term borrowings and current portion of lease liabilities	248.7	219.2	29.5	13.5%
Net working capital[1]	328.0	255.4	72.6	28.4%
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
As at April 2, 2023, we had $328.0m of net working capital compared to $255.4m of net working capital as at April 3, 2022. The $72.6m increase, or 28.4%, was attributable to a $79.3m increase in inventory. During the year, domestic production levels gradually returned to pre-pandemic manufacturing levels and earlier acquisition of offshore production further mitigated supply chain risks. Higher inventory levels are attributable to lower than expected sales in the Asia Pacific region due to ongoing COVID-19 disruptions for most of fiscal 2023 and production planning. Inventory of $27.3m was acquired through the Japan Joint Venture, and the inventory level is $19.2m as at April 2, 2023. We monitor the levels of inventory in each of our sales channels and across geographic regions and aim to align with demand that we forecast in each region. Net working capital as a percentage of revenue was 31.9% in the year ended April 2, 2023 and 25.3% in the comparative year.

Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the year ended April 2, 2023 compared to the year ended April 3, 2022, and for the fourth quarter ended April 2, 2023 compared to the fourth quarter ended April 3, 2022.

	For the year ended			Fourth quarter ended
CAD $ millions	April 2, 2023	April 3, 2022	$ Change	April 2, 2023	April 3, 2022	$ Change
Total cash from (used in):
Operating activities	116.3	151.6	(35.3)	7.0	(22.6)	29.6
Investing activities	(45.3)	(37.2)	(8.1)	(23.9)	(12.3)	(11.6)
Financing activities	(80.7)	(298.2)	217.5	(45.4)	(80.5)	35.1
Effects of foreign currency exchange rate changes on cash	8.5	(6.4)	14.9	4.6	(4.5)	9.1
(Decrease) increase in cash	(1.2)	(190.2)	189.0	(57.7)	(119.9)	62.2
Cash, beginning of period	287.7	477.9	(190.2)	344.2	407.6	(63.4)
Cash, end of period	286.5	287.7	(1.2)	286.5	287.7	(1.2)

Free operating cash flow[1]	8.8	67.5	(58.7)	(34.6)	(49.0)	14.4
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure and “Free operating cash flow” for a reconciliation to the nearest IFRS measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China Facilities, the Japan Facility, the Revolving Facility, as defined below, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC segment and the collection of receivables from wholesale revenue earlier in the year.
Cash flows from operating activities
Cash flows from operating activities were $116.3m for the year ended April 2, 2023 compared to $151.6m for the year ended April 3, 2022. The decrease in cash from operating activities of $35.3m was largely driven by lower net income and higher income taxes paid of $11.8m.
Cash flows from operating activities was $7.0m for the fourth quarter ended April 2, 2023 compared to cash flows used in operating activities of $22.6m for the fourth quarter ended April 3, 2022. The increase in cash from operating activities of $29.6m was driven by higher sales and increased accounts payable of $19.6m driven by the $20.0m liability to our designated broker under the automatic share purchase plan (“ASPP”) in connection with the Normal Course Issuer Bid (“NCIB”).

Cash flows used in investing activities
Cash flows used in investing activities were $45.3m for the year ended April 2, 2023 compared to $37.2m for the year ended April 3, 2022. The increase in cash flows used in investing activities of $8.1m was due to higher spend on capital investments for our continued retail expansion due to an increase in the number of stores in the year, offset by cash consolidated with the Japan Joint Venture.
Cash flows used in investing activities were $23.9m for the fourth quarter ended April 2, 2023 compared to cash flows used in investing activities of $12.3m for the fourth quarter ended April 3, 2022. The increase in cash flows used in investing activities of $11.6m was primarily due to higher spend on capital investments driven by an increased store network and costs associated with the later stages of completion of the new head office.
Cash flows used in financing activities
Cash flows used in financing activities were $80.7m for the year ended April 2, 2023 compared to $298.2m for the year ended April 3, 2022. The decrease in cash flows used in financing activities of $217.5m was driven by $226.5m of higher payments for purchase of subordinate voting shares that were cancelled related to the NCIB in the comparative year and increased borrowing on the Mainland China Facilities of $9.8m. The decrease was partially offset by increased principal payments of $15.3m on lease liabilities arising from the store network expansion.
Cash flows used in financing activities were $45.4m for the fourth quarter ended April 2, 2023 compared to $80.5m for the fourth quarter ended April 3, 2022. The decrease in cash flows used in financing activities of $35.1m was largely driven by $55.3m of higher payments for purchase of subordinate voting shares that were cancelled related to the NCIB in the comparative quarter and the settlement of the term loan derivative contracts of $8.6m in the current quarter. The decrease was partially offset by repayments on the Japan Facility of $18.8m and Mainland China Facilities of $5.9m.
Free operating cash flow1
The table below reconciles the cash flows from (used in) operating and investing activities, principal payments on lease liabilities to free operating cash flow.

	For the year ended			Fourth quarter ended
CAD $ millions	April 2, 2023	April 3, 2022	$ Change	April 2, 2023	April 3, 2022	$ Change
Total cash from (used in):
Operating activities	116.3	151.6	(35.3)	7.0	(22.6)	29.6
Investing activities	(45.3)	(37.2)	(8.1)	(23.9)	(12.3)	(11.6)
Deduct the impact of:
Principal payments on lease liabilities	(62.2)	(46.9)	(15.3)	(17.7)	(14.1)	(3.6)
Free operating cash flow[1]	8.8	67.5	(58.7)	(34.6)	(49.0)	14.4
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Free operating cash flow decreased to $8.8m for the year ended April 2, 2023 from $67.5m for the year ended April 3, 2022 due to lower net income, higher investment in retail expansion, and higher principal payments on lease liabilities.
Free operating cash flow increased to $(34.6)m for the fourth quarter ended April 2, 2023 from $(49.0)m for the fourth quarter ended April 3, 2022 due to higher sales and recognition of the liability under the ASPP, as described above. This was partially offset by higher investment in retail expansion and higher principal paid on lease liabilities.
Indebtedness
The following table presents our net debt1 as of April 2, 2023 and April 3, 2022.

CAD $ millions	April 2, 2023	April 3, 2022	$ Change
Cash	286.5	287.7	(1.2)
Mainland China Facilities	(9.8)	—	(9.8)
Japan Facility	(13.7)	—	(13.7)
Term Loan Facility	(396.3)	(370.8)	(25.5)
Lease liabilities	(334.8)	(250.7)	(84.1)
Net debt[1]	(468.1)	(333.8)	(134.3)
1See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at April 2, 2023, net debt was $468.1m compared to $333.8m as at April 3, 2022. The increase of $134.3m was driven by an increase in the borrowings on the Company’s debt facilities and an increase of $84.1m in lease liabilities. Net debt leverage1 as at April 2, 2023 was 1.7 times adjusted EBITDA.
Amendments to borrowings
As of June 30, 2023, LIBOR rates will cease to be published for U.S Dollars. As a result, the Company must transition U.S dollar contracts currently applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). This includes the Revolving Facility, the Term Loan Facility and the interest rate swaps. See “Changes in Accounting Policies” for a description of the IBOR Reform.
Subsequent to the year ended April 2, 2023, on May 15, 2023, the Company entered into a further amendment to the Revolving Facility and the Term Loan Facility. Following the amendment, the Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier). The Revolving Facility now matures on May 15, 2028. Following the amendment, the Term Loan Facility has an interest rate of SOFR plus a an applicable margin of 3.50% payable quarterly in arrears and SOFR may not be less than 0.75%.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility (“Revolving Facility”) in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on June 3, 2024. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
As at April 2, 2023, the Company had repaid all principal amounts owing on the Revolving Facility (April 3, 2022 - $nil). As at April 2, 2023, no interest and administrative fees remain outstanding (April 3, 2022 - $0.5m). Deferred financing charges in the amounts of $0.5m

(April 3, 2022 - $0.9m), were included in other long-term liabilities. As at and during the year ended April 2, 2023, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $238.4m as at April 2, 2023 (April 3, 2022 - $191.8m).
As at April 2, 2023, the Company had letters of credit outstanding under the Revolving Facility of $1.8m (April 3, 2022 - $4.6m).
Term Loan Facility
The Company has a senior secured loan agreement (“Term Loan Facility”) with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility. The Term Loan Facility has an aggregate principal amount of USD300.0m, with quarterly repayments of USD0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the Term Loan Facility has an interest rate of LIBOR plus an applicable margin of 3.50%, payable quarterly in arrears and LIBOR may not be less than 0.75%. The Company incurred transaction costs of $0.9m related to the Term Loan Facility which are being amortized using the effective interest rate method over the term to maturity.
Voluntary prepayments of amounts owing under the Term Loan Facility may be made at any time without premium or penalty but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended April 2, 2023, the Company was in compliance with all covenants.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at April 2, 2023, we had $396.3m (USD293.3m) aggregate principal amount outstanding under the Term Loan Facility (April 3, 2022 - $370.8m (USD296.3m)). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate.
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB 310.0m ($61.0m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and buildup of inventory for peak season sales. As at April 2, 2023, the Company had $9.8m (RMB50.0m) owing on the Mainland China Facilities (April 3, 2022 - $nil (RMBnil)).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($40.7m) ("Japan Facility") with a floating interest rate of JBA TIBOR plus an applicable margin of 0.3%. The term of the facility is twelve months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support buildup of inventory for peak season sales. As at April 2, 2023, the Company had $13.7m (JPY1,350.0m) owing on the Japan Facility.

Short-term Borrowings
As at April 2, 2023, the Company has short-term borrowings in the amount of $27.6m. Short-term borrowings include $9.8m (April 3, 2022 - $nil) owing on the Mainland China Facilities, $13.7m (April 3, 2022 - $nil) owing on the Japan Facility, and $4.1m (April 3, 2022 - $3.8m) for the current portion of the quarterly principal repayments on the term loan. Short-term borrowings are all due within the next 12 months.
Lease Liabilities
The Company had $334.8m (April 3, 2022 - $250.7m) of lease liabilities as at April 2, 2023, of which $76.1m (April 3, 2022 - $58.5m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Normal Course Issuer Bid
Share capital transactions for the year ended April 2, 2023
During the year ended April 2, 2023, the Company has renewed its NCIB in relation to its subordinate voting shares. The Company is authorized to make purchases under the NCIB from November 22, 2022 to November 21, 2023, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 5,421,685 subordinate voting shares, representing approximately 10.0% of the issued and outstanding subordinate voting shares as at November 10, 2022. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 86,637 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2022 and ending on October 31, 2022. A copy of the Company's notice of intention to commence a NCIB through the facilities of the TSX may be obtained, without charge, by contacting the Company. The Company believes that the purchase of its subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash.
In connection with the NCIB, the Company also entered an ASPP under which a designated broker may purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has purchased the maximum value of subordinate voting shares pursuant to the ASPP or upon the date of expiry of the NCIB.
For the year ended April 2, 2023, the Company purchased 1,152,802 subordinate voting shares for cancellation for total cash consideration of $27.9m, of which $1.2m was payable to the designated broker as at the period end. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $25.4m charged to retained earnings. Of the 1,152,802 subordinate voting shares purchased, 821,622 were purchased under the ASPP for total cash consideration of $20.0m.
For the fourth quarter ended April 2, 2023, the Company purchased 407,421 subordinate voting shares for cancellation for total cash consideration of $10.0m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $9.2m charged to retained earnings.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the ASPP was $20.0m as at April 2, 2023. The amount was charged to contributed surplus. Subsequent to the year ended April 2, 2023, the Company purchased an additional 250,100 subordinate voting shares for cancellation for total cash consideration of $6.2m under the ASPP and the remaining liability to the designated broker is $nil.
Share capital transactions for the year ended April 3, 2022
The Company previously maintained another NCIB in relation to its subordinate voting shares. The Company was authorized to make purchases from August 20, 2021 to August 19, 2022, in accordance with the requirements of the TSX. The Board of Directors of the Company had authorized the Company to repurchase up to 5,943,239 subordinate voting shares, representing approximately 10.0% of the issued and outstanding subordinate voting shares as at August 6, 2021. Purchases were made during the validity of such NCIB by means of open market transactions on the TSX, the NYSE and one Canadian alternative trading system.
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
Capital Management
The Company manages its capital and capital structure, which the objectives of safeguarding sufficient net working capital1 over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
1    See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Contractual Obligations
The following table summarizes certain significant contractual obligations and other obligations of the Company, as at April 2, 2023:

CAD $ millions	2024	2025	2026	2027	2028	Thereafter	Total
Accounts payable and accrued liabilities	195.6	—	—	—	—	—	195.6
Mainland China Facilities	9.8	—	—	—	—	—	9.8
Japan Facility	13.7	—	—	—	—	—	13.7
Term Loan Facility	4.1	4.1	4.1	4.1	379.9	—	396.3
Interest commitments relating to borrowings[1]	34.7	34.3	34.3	34.3	17.2	—	154.8
Lease obligations	85.3	78.2	60.6	51.7	37.5	102.0	415.3
Pension obligation	—	—	—	—	—	1.6	1.6
Total contractual obligations	343.2	116.6	99.0	90.1	434.6	103.6	1,187.1
1Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility, and the term loan of 3.30%, 0.33%, and 8.66% respectively, as at April 2, 2023.

As at April 2, 2023, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, as well as the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments under such arrangements are uncertain.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. In Europe, a subsidiary of the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. See the “Credit risk” section of this MD&A for additional details on the Trade accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at April 2, 2023.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements of Canada Goose Inc. through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. As at April 2, 2023, the Company had $6.4m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at April 2, 2023 the amount outstanding was $9.5m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at May 11, 2023, there were 52,934,812 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at May 11, 2023, there were 3,946,682 options and 311,262 restricted share units outstanding under the Company’s equity incentive plans, of which 1,476,107 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
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

Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at April 2, 2023, trade accounts receivable totaling approximately $10.3m (April 3, 2022 - $8.1m) were insured subject to the policy cap. Complementary to third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of loss for up to 45% of trade accounts receivable for certain designated customers for a maximum of JPY450.0m per annum subject to a deductible of 10% and applicable to accounts with receivables over JPY100k. As at April 3, 2022, trade accounts receivable totalling approximately $0.7m (JPY72.8m) were insured subject to the policy cap.
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at April 2, 2023, customer deposits of $0.2m (April 3, 2022 - $0.2m) were included in accounts payable and accrued liabilities.
The aging of trade receivables was as follows:

			Past due
CAD $ millions	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	30.4	22.2	4.4	1.1	2.7
Credit card receivables	2.5	2.5	—	—	—
Other receivables	19.5	18.9	0.5	—	0.1
April 2, 2023	52.4	43.6	4.9	1.1	2.8

Trade accounts receivable	22.0	14.4	2.8	2.1	2.7
Credit card receivables	2.5	2.5	—	—	—
Other receivables	19.3	9.5	—	—	9.8
April 3, 2022	43.8	26.4	2.8	2.1	12.5
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.
For the year ended April 2, 2023, the Company received total cash proceeds from the sale of trade accounts receivable with carrying values of $45.7m which were derecognized from the Company’s statement of financial position (April 3, 2022 - $26.6m). Fees of $0.3m were incurred during the year ended April 2, 2023 (April 3, 2022 - less than $0.1m) and included in net interest, finance and other costs in the statements of income. As at April 2, 2023, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $1.1m (April 3, 2022 - $2.0m).

Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Annual Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and since the establishment of the Japan Joint Venture on April 4, 2022, Japanese yen. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar and euro denominated purchases as a result of changes in U.S. dollar or euro exchange rates. A depreciating Canadian dollar relative to the U.S. dollar or euro will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar or euro will have the opposite impact.
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, Swedish krona and Japanese yen exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the fourth quarter of fiscal 2023, the Company completed executing the operating hedge program for the fiscal year ending March 31, 2024.
The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	For the year ended				Fourth quarter ended
	April 2, 2023		April 3, 2022		April 2, 2023		April 3, 2022
CAD $ millions	Net loss	Tax recovery	Net loss	Tax expense	Net loss	Tax recovery	Net loss	Tax expense
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(3.7)	0.9	(4.5)	(0.1)	(0.7)	0.1	(0.2)	(0.4)

The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	For the year ended		Fourth quarter ended
CAD $ millions	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022
Loss (gain) from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	5.5	3.9	1.5	1.9
SG&A expenses	0.1	(0.4)	(0.2)	(0.2)
Inventory	0.8	(0.9)	0.8	(0.1)
For the fourth quarter and year ended April 2, 2023, unrealized gains of $0.2m and $4.5m, respectively (fourth quarter and year ended April 3, 2022 - unrealized gains of $4.3m and $4.7m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statements of income.
Foreign currency forward exchange contracts outstanding as at April 2, 2023 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	146.7	U.S. dollars
		€187.5	euros
		¥2,055.6	Japanese yen
Forward contract to sell Canadian dollars	USD	77.9	U.S. dollars
		€94.7	euros

Forward contract to purchase euros	CNY	878.9	Chinese yuan
		£41.6	British pounds sterling
	HKD	106.1	Hong Kong dollars
	CHF	1.2	Swiss francs

Forward contract to sell euros	CHF	10.9	Swiss francs
		£9.2	British pounds sterling
	CNY	193.2	Chinese yuan
	HKD	118.7	Hong Kong dollars
Foreign exchange risk on borrowings
Amounts available for borrowing under part of our Revolving Facility are denominated in U.S. dollars. As at April 2, 2023, there were no principal amounts owing under the Revolving Facility.
Amounts available for borrowing under the Term Loan Facility are denominated in U.S. dollars. Based on our outstanding balances of $396.3m (USD293.3m) under the Term Loan Facility as at April 2, 2023, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $2.9m solely as a result of that exchange rate fluctuation’s effect on the debt.

The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan Facility denominated in U.S. dollars. The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving USD270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan Facility.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	For the year ended				Fourth quarter ended
	April 2, 2023		April 3, 2022		April 2, 2023		April 3, 2022
CAD $ millions	Net gain	Tax expense	Net gain	Tax expense	Net loss	Tax recovery	Net gain	Tax expense
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	4.1	(0.8)	13.2	(4.5)	(3.4)	1.8	11.5	(3.9)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	For the year ended		Fourth quarter ended
CAD $ millions	April 2, 2023	April 3, 2022	April 2, 2023	April 3, 2022
Loss (gain) from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	0.5	0.9	(0.1)	0.2
For the fourth quarter and year ended April 2, 2023, an unrealized loss of $1.3m and an unrealized gain of $17.5m, respectively (fourth quarter and year ended April 3, 2022 - unrealized losses of $4.9m and $4.6m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the term loan facility were recognized in SG&A expenses in the statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, and the Term Loan Facility, which currently bear interest rates at 3.30%, 0.33%, and 8.66%.
The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of USD270.0m. The swaps terminate on December 31, 2025. Subsequent to the Repricing Amendment, the applicable interest rate on the interest rate swaps is 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
On March 17, 2023 the Company chose to de-designate and unwind a interest rate swap with a notional amount of USD90.0m and recognized a new interest rate swap effective on March 31, 2023 for the same notional amount. The remaining swaps will continue to have an applicable interest rate of 4.45%. The new swap contract hedges interest rate risk associated with the Company’s 3-month USD-LIBOR interest payments using a pay fixed/receive float interest rate swap to eliminate variability in the USD-LIBOR swap rate. As a result of the termination, the Company received cash settlement of USD6.3m ($8.6m) for this contract.

Interest rate risk on the Term Loan Facility is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of borrowings at that time.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the year ended April 2, 2023 would have increased interest expense as follows:

	Year ended
	April 2, 2023	April 3, 2022
	$	$
Mainland China Facilities	0.1	0.1
Japan Facility	0.3	—
Term Loan Facility	3.9	3.7
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended April 2, 2023, the Company had transactions with related parties of $1.3m (April 3, 2022 - $1.7m, March 28, 2021 - $1.2m) from companies related to certain shareholders. Net balances owing to related parties as at April 2, 2023 were $0.4m (April 3, 2022 - $0.3m).
A lease liability due to the previous controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $3.1m as at April 2, 2023 (April 3, 2022 - $3.8m). During the year ended April 2, 2023, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $1.4m (April 3, 2022 - $1.4m, March 28, 2021 - $1.2m). No amounts were owing to Baffin entities as at April 2, 2023 and April 3, 2022.
Lease liabilities due to the non-controlling shareholder of the Japan Joint Venture, Sazaby League, for leased premises, was $2.7m as at April 2, 2023. During the year ended April 2, 2023, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $5.9m. Balances owing to Sazaby League as at April 2, 2023 were $0.2m.
Pursuant to the Joint Venture Agreement, during the year ended April 2, 2023 the Company sold inventory of $11.9m to Sazaby League for repurchase by the Japan Joint Venture for inventory fulfillment. There was no outstanding receivable from Sazaby League as at April 2, 2023. During the year ended April 2, 2023, the Japan Joint Venture repurchased $11.9m of inventory from Sazaby League. The Japan Joint Venture had no amounts owing to Sazaby League as at April 2, 2023. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions.
During the year ended April 2, 2023, the Japan Joint Venture sold inventory of $1.7m to companies wholly owned by Sazaby League. As at April 2, 2023, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies.
For a discussion of additional related party transactions, see “Item 7B. Major Shareholders and Related Party Transactions — “Related Party Transactions”.

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

CAD $ millions	April 2, 2023	April 3, 2022
Short term employee benefits	10.1	12.5
Long term employee benefits	0.1	0.1
Share-based compensation	11.2	11.5
Compensation expense	21.4	24.1
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
Impairment of non-financial assets (goodwill, intangible assets, property, plant and equipment, and right-of-use assets). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
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
Income and other taxes. Current and deferred income taxes are recognized in the statements of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the statement of financial position date are: the number of jackets expected to require repair or replacement; the proportion to be repaired versus replaced; the period in which the warranty claim is expected to occur; the cost of repair; the cost to replace a jacket; and the risk-free rate used to discount the provision to present value. We review our inputs to this estimate on an annual basis to ensure the provision reflects the most current information regarding our products.

CHANGES IN ACCOUNTING POLICIES
Summary of accounting policies adopted
Non-controlling interest
In connection with the Japan Joint Venture, a non-controlling interest accounting policy was adopted. Transactions with non-controlling interests are treated as transactions with equity owners of the Company. Changes in the Company's ownership interest of CG Japan are accounted for as equity transactions.
Financial instruments
In connection with the Japan Joint Venture, the Company established a financial liability for the put option in respect of non-controlling interests based on the present value of the amount expected to be paid to the non-controlling shareholder if exercised. Subsequently, the put option liability is adjusted to reflect changes in the present value of the amount that could be required to be paid at each reporting date, with fluctuations being recorded within the statement of loss, until it is exercised or expires. The put option is measured at amortized cost and the fair value of the put option is classified as Level 3 within IFRS 13, Fair value measurement.
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
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Standards issued and adopted
Interest Rate Benchmark Reform
In August 2020, the IASB issued “Interest Rate Benchmark Reform – Phase II (amendments to IFRS 9, Financial Instruments; IFRS 7, Financial Instruments: Disclosures; IAS 39, Financial Instruments: Recognition and Measurement; IFRS 4, Insurance Contracts and IFRS 16, Leases)”, which addresses issues that affect financial reporting once an existing benchmark rate is replaced with an alternative rate and provides specific disclosure requirements. The amendments introduce a practical expedient for modifications required by the Interbank Offer Rate (“IBOR”) reform. The amendments relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of the IBOR reform, allowing for prospective application of the alternative rate. A similar practical expedient exists for lessee accounting under IFRS 16. It also relates to the application of hedge accounting, which is not discontinued solely because of the IBOR reform. Hedging relationships, including formal designation and documentation, must be amended to reflect modifications to the hedged item, however, the practical expedient allows the hedge relationship to continue, although additional ineffectiveness may be required. The amendments were effective for annual reporting periods beginning on or after January 1, 2021. A broader market-wide initiative is underway to transition the various IBOR based on rates in use to alternative reference rates. The Company’s term loan facility at a net book value of $395.7m, is impacted by the IBOR reform. As such, the reformed IFRS guidance has been adopted, however, accounting under the adopted standard will take place once IBOR related arrangements are modified, which constitutes as an accounting event. As no accounting events have occurred to date, the Company has determined there is no financial reporting impact as of April 2, 2023. The Company is in discussions with its lenders and is currently determining if any modifications will meet the requirements for the application of the practical expedient.
SUBSEQUENT EVENTS
Subsequent to the year ended April 2, 2023, on May 15, 2023, the Company entered into a further amendment to the Revolving Facility and the Term Loan Facility. Following the amendment, the Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier). The Revolving Facility now matures on May 15, 2028. Following the amendment, the Term Loan Facility has an interest rate of SOFR plus a an applicable margin of 3.50% payable quarterly in arrears and SOFR may not be less than 0.75%.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as at April 2, 2023 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
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
Management of the Company, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of April 2, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (“COSO 2013”). Based on evaluation performed, management concluded that, as of April 2, 2023, the Company’s internal control over financial reporting was effective.
Deloitte LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of April 2, 2023.
Limitations of Controls and Procedures
There has been no change in the Company’s internal control over financial reporting during the year ended April 2, 2023 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of May 5, 2023. The business address for our directors and officers is c/o Canada Goose Holdings Inc., 250 Bowie Ave, Toronto, Ontario, Canada M6E 4Y2.

Name	Age	Position
Dani Reiss	49	Chairman and Chief Executive Officer and Director
Jonathan Sinclair	61	Executive Vice President and Chief Financial Officer
Matt Blonder	45	Executive Vice President and Chief Digital Officer
Daniel Binder	59	Chief Transformation Officer and Executive Vice President, Sales Operations & Planning
Ana Mihaljevic	42	President, North America & Head of Global Stores
Jessica Johannson	50	Chief Human Resources Officer
David Forrest	43	General Counsel
Carrie Baker	47	President
John Moran	60	Chief Operating Officer
Neil Bowden	42	Deputy Chief Financial Officer
Patrick Bourke	39	Senior Vice President, Strategy & Corporate Development
Paul Hubner	62	President and Chief Executive Officer, Baffin Limited
Joshua Bekenstein	64	Director
Jodi Butts	50	Director
Maureen Chiquet	60	Director
Ryan Cotton	44	Director
John Davison	64	Director
Stephen Gunn	68	Director
Jean-Marc Huët	54	Director
Michael D. Armstrong	50	Director
Belinda Wong	52	Director
Dani Reiss C.M., OOnt (Member of the Order of Canada and the Order of Ontario), Chairman and Chief Executive Officer and Director
Mr. Reiss joined the company in 1997 and has transformed the small outerwear manufacturer founded by his grandfather into a global performance luxury lifestyle brand, while upholding our renowned functionality and authenticity. He has worked in almost every area of the company and successfully developed our international sales channels prior to assuming the role of President and Chief Executive Officer in 2001. In March 2022, he was named Chairman and Chief Executive Officer of the company, bringing leadership and operational experience to Canada Goose and our board of directors. Mr. Reiss received a Bachelor of Arts from University of Toronto.

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
Matt Blonder, Executive Vice President and Chief Digital Officer
Mr. Blonder joined the company in March 2023 as Executive Vice President and Chief Digital Officer. Prior to joining the company, Mr. Blonder served as President of Global E-commerce at Wolverine Worldwide from January 2021 to March 2023, where he oversaw the digital and e-commerce strategy across the company’s portfolio of brands, and Chief Digital Officer at Reebok from August 2017 to January 2021. Prior to that, he held various e-commerce and digital marketing leadership roles across a variety of industries, including positions at Barnes & Noble, Inc. and Toys “R” Us. He brings over 20 years of experience in e-commerce, digital experience, marketing, merchandising, social and omnichannel to his role. Mr. Blonder received a Bachelor of Arts in Psychology, with secondary areas of emphasis in Business and Anthropology, from Washington University in St. Louis.
Daniel Binder, Chief Transformation Officer and Executive Vice President, Sales Operations & Planning
Mr. Binder joined the company in March 2023 as Chief Transformation Officer and Executive Vice President, Sales Operations & Planning. Prior to joining our team, Mr. Binder spent 18 years at DFS, a division of LVMH, most recently serving as President of Global Retail Planning & Allocation, Supply Chain and Digital Transformation. Prior to that, he held a number of senior roles at Macy’s. Mr. Binder brings nearly 40 years of global retail expertise to his role, leading high-performing teams with intense focus on business process, performance improvement and organizational design. Mr. Binder received a Bachelor of Science from the University of Michigan.
Ana Mihaljevic, President, North America & Head of Global Stores
Ms. Mihaljevic joined the company in April 2015 as Vice President of Planning and became Vice President of Planning and Sales Operations in April 2016, Senior Vice President of Planning and Sales Operations in April 2017, Chief Commercial Officer in April 2019, President, North America and Executive Vice President, Sales Operations & Planning in March 2022 and President, North America and Head of Global Stores in April 2023. Prior to joining the company, Ms. Mihaljevic served as the Director of Business Planning at Marc Jacobs International, a designer apparel company and a brand in the LVMH portfolio, from March 2013 to March 2015, the Director of Sales and Planning at Jones Apparel Group, a women’s apparel company, from May 2011 to March 2013, and as an Account Executive at Ralph Lauren from April 2008 to May 2011. Ms. Mihaljevic received a Bachelor in Commerce (Honours) from Queen’s University.

Jessica Johannson, Chief Human Resources Officer
Ms. Johannson joined the company in November 2022 as Chief Human Resources Officer. Prior to joining our team, she served as the Chief People Officer at Tucows Inc., an Internet services and telecommunications company, from May 2019 to October 2022 and Vice President, People from January 2017 to April 2019. Prior to that, Ms. Johannson served in progressively senior human resources roles across a wide range of industries at companies such as Capgemini Canada Inc., Brookfield Renewable Energy Group and Johnson Controls. Ms. Johannson received a Bachelor of Commerce from the Asper School of Business at the University of Manitoba, with a double major in Human Resources and Marketing.
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
Carrie Baker, President
Ms. Baker joined the company in May 2012 as the Vice President of Communications and was named Chief of Staff and Senior Vice President in January 2017, Executive Vice President, Chief of Staff in April 2018, President, North America in June 2020 and President in March 2022. Prior to joining the company Ms. Baker spent 12 years at High Road Communications, a North American communications agency, from May 2000 to April 2012, serving most recently as Senior Vice President. In 2019, Ms. Baker was named WXN Top 100 Most Powerful Women Canada. She currently serves on the Board of Directors of Trillium Health Partners Foundation. Ms. Baker received a Bachelor of Arts from the University of Western Ontario.
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

Neil Bowden, Deputy Chief Financial Officer
Mr. Bowden joined the company in June 2016 as Director of Finance and was named Vice President, Corporate Controller in September 2018, Senior Vice President, Group Finance in October 2019, and Deputy Chief Financial Officer in April 2023. Prior to joining the company, his career at KPMG spanned more than a decade in both Toronto and Chicago, where he audited public companies in the Consumer Markets practice. Mr. Bowden has served as a member of the Board of Directors of the Daily Bread Food Bank for over eight years. Mr. Bowden is a Chartered Professional Accountant and holds a Bachelor of Commerce from Queen’s University.
Patrick Bourke, Senior Vice President, Strategy & Corporate Development
Mr. Bourke joined the company in October 2017 as Senior Director, Strategy and was named Vice President, Strategy & Investor Relations in April 2020 and Senior Vice President, Strategy & Corporate Development in April 2023. Prior to joining the company, Mr. Bourke spent 10 years in the investment banking industry, where he advised on equity, debt and M&A transactions for corporate and private equity clients. Mr. Bourke received a Bachelor of Arts, Business Administration (Honors) from Ivey Business School at Western University and a Masters of Science, Corporate Finance from the Stockholm School of Economics.
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
Joshua Bekenstein, Director
Mr. Bekenstein has served as a member of our board of directors since December 2013. He is a Senior Advisor of Bain Capital. Prior to joining Bain Capital, in 1984, Mr. Bekenstein spent two years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of BRP Inc., Dollarama Inc. and Bright Horizons Family Solutions Inc. He previously served as a member of the board of directors of The Gymboree Corporation, Burlington Stores, Inc., Waters Corporation and The Michaels Companies, Inc. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration from Harvard Business School. Mr. Bekenstein provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
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

Maureen Chiquet, Director
Ms. Chiquet has served as a member of our board of directors since August 2017. Ms. Chiquet began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet served as a Trustee to the New York Academy of Art. Ms. Chiquet also served as a Trustee to the Yale Corporation and was a fellow of Yale University, where she received a Bachelor of Arts in literature. She serves as the chairwoman of the board of Golden Goose as well as on the board of directors of Credo, and previously served as a non-executive director of the board of MatchesFashion. Ms. Chiquet provides strong executive, product, marketing and business operations skills to the board of directors.
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Partner. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of Maesa, Varsity Brands, Virgin Australia, Virgin Voyages, and City Year New York. He previously served as a member of the board of directors of Blue Nile, Advantage Solutions, Inc., Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, TOMS Shoes, Sundial Brands and The Michaels Companies, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
John Davison, Director
Mr. Davison has served as a member of our board of directors since May 2017. Mr. Davison was most recently the President and Chief Executive Officer of Four Seasons Holdings Inc. (“Four Seasons”) from 2019 to 2022, the luxury hotel and resort management company, where he oversaw all aspects of the company’s global portfolio of hotels, resorts and branded residences. Initially joining Four Seasons as Senior Vice President, Project Financing in 2002, Mr. Davison later served as Executive Vice President and Chief Financial Officer from 2005 to 2019. Prior to joining Four Seasons, Mr. Davison spent four years as a member of the Audit and Business Investigations Practices at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the boards of IMAX China Holding, Inc., Four Seasons and FreshBooks. Mr. Davison has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988. He received a Bachelor of Commerce from the University of Toronto. Mr. Davison provides strong executive and business operations skills to our board of directors.

Stephen Gunn, Director
Mr. Gunn has served as a member of our board of directors since February 2017. He previously served as a Co-Chair of Sleep Country Canada Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country, Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn serves as the Chair of the board of directors of Dollarama Inc. Mr. Gunn previously served as a member of the board of directors of Recipe Unlimited Corporation (formerly Cara Operations Limited) from 2013 to 2022 and Golf Town Canada Inc. from 2008 to 2019. He received a Bachelor of Electrical Engineering from Queens University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
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
Michael D. Armstrong, Director
Mr. Armstrong has served as a member of our board of directors since January 2021. He is a global media expert as well as a business development and operations executive. He is currently Executive Vice President, Worldwide Television Licensing & Operations at ViacomCBS, Global Distribution Group, and has spent most of his career developing and launching revenue generating brands around the world. Mr. Armstrong previously served as General Manager of BET Networks, and was Executive Vice President and General Manager, Revenue and Emerging Brands at Viacom International Media Networks. He is on the board of the Greater Los Angeles Zoo Association and INSPIRATO, and is a member of the Board of Trustees at his alma mater Hampton University. In addition, Mr. Armstrong is a member of the Advisory Board of the Los Angeles Kings and serves as an ambassador for the LA Opera. He previously chaired the boards of Dance Theatre of Harlem and the National Association for Multi-Ethnicity in Communications (NAMIC). He is also a member of the International Academy of Television Arts & Sciences and received an MBA at the University of Chicago Booth School of Business. Mr. Armstrong provides strong executive and business operations skills to our board of directors.

Belinda Wong, Director
Ms. Wong has served as a member of our board of directors since March 2022. She is currently the Chairwoman and Chief Executive Officer of Starbucks China, where she is responsible for delivering a holistic, long-term strategy for Starbucks China. She is also a member of the Starbucks global executive leadership team, contributing more than 20 years of field knowledge and leadership in the Asia Pacific region. She serves as an Independent Non-Executive Director for Hysan Development Company and Television Broadcasts Limited. Ms. Wong also serves on the Faculty Advisory Board for her alma mater, the University of British Columbia’s Sauder School of Business, where she received a Bachelor of Commerce degree with a major in finance. Ms. Wong provides strong executive and business operation skills to our board of directors.
B. Compensation
Board of Director Compensation
Only the company’s independent directors, Messrs. Armstrong, Davison, Gunn and Huët and Mmes. Chiquet, Butts and Wong received compensation in respect of fiscal 2023 for their service on our board of directors. Messrs. Reiss, Bekenstein and Cotton do not receive any compensation as directors of the company. Mr. Reiss’ compensation for serving as Chairman and Chief Executive Officer is included with that of the other named executive officers. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Messrs. Davison, Armstrong, Gunn and Huët and Mmes. Chiquet, Butts and Wong in respect of fiscal 2023:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
John Davison	132,310	31,661	94,966	258,937
Stephen Gunn	132,310	31,661	94,966	258,937
Jean-Marc Huët	129,554	31,661	94,966	256,181
Maureen Chiquet	142,233	31,661	94,966	268,860
Jodi Butts	135,618	31,661	94,966	262,245
Michael D. Armstrong	135,618	31,661	94,966	262,245
Belinda Wong	99,233	34,199	102,562	235,994
(1)    Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.32 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.
(2)    Amount shown reflects the grant date fair value of restricted share unit (“RSU”) awards granted to Messrs. Davison, Gunn, Huët and Armstrong and Mmes. Chiquet, Butts and Wong in fiscal 2023. The value was determined in accordance with IFRS 2 “Share-based Payment”.

(3)    Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Davison, Gunn, Huët and Armstrong and Mmes. Chiquet, Butts and Wong in fiscal 2023. The value was determined in accordance with IFRS 2 “Share-based Payment”.
As compensation for service on our board of directors, the Company pays each of its independent directors US$75,000 per year (the “Board Retainer”). In addition, independent directors who serve as members of committees of our board of directors are paid an additional US$12,500 per year for their committee service. Mr. Armstrong is paid US$15,000 per year for his service as the Chair of the Environmental and Social Committee. Mr. Davison is paid US$25,000 per year for his service as the Chair of the Audit Committee. Ms. Butts is paid US$15,000 per year for her service as the Chair of the Nominating & Governance Committee. Ms. Chiquet, who as Lead Director of our board of directors is paid US$20,000 per year for her service as Lead Director.
On May 31, 2022, (i) each of Messrs. Davison, Gunn, Huët and Armstrong and Mmes. Butts and Chiquet was granted an award of 12,089 options to purchase our subordinate voting shares (“Options”) under the Omnibus Plan and (ii) Ms. Wong was granted an award of 13,056 Options under the Omnibus Plan. The Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date. The Options have an exercise price of $24.64 per share and expire on May 31, 2032.
On May 31, 2022, (i) each of Messrs. Davison, Gunn, Huët and Armstrong and Mmes. Butts and Chiquet was granted an award of 1,285 RSUs under the Omnibus Plan and (ii) Ms. Wong was granted an award of 1,388 RSUs under the Omnibus Plan. The RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date.
Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our executive compensation framework, which consisted of the following elements for fiscal 2023: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.
Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our Chairman and Chief Executive Officer, Dani Reiss; our Executive Vice President and Chief Financial Officer, Jonathan Sinclair; and our three most highly compensated executive officers (other than Messrs. Reiss and Sinclair) who were serving as executive officers on the last day of fiscal 2023. They are Michael (Woody) Blackford, our Chief Product Officer; Paul Cadman, our President, Asia-Pacific; and Carrie Baker, our President. Messrs. Reiss, Sinclair, Blackford and Cadman and Ms. Baker are referred to collectively in this Annual Report as our named executive officers. After fiscal 2023, the Company announced changes to its leadership team in order to align management with its recently unveiled five-year strategic growth plan. As a result of such changes, Mr. Cadman and Ms. Brook are not considered executive officers as of the date of this Annual Report.

The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers in respect of fiscal 2023:

Name and principal position	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	All other compensation ($)(5)	Total compensation ($)
Dani Reiss, Chairman and Chief Executive Officer	1,350,462	—	1,349,999	4,050,003	98,058	6,848,522
Jonathan Sinclair, Executive Vice President and Chief Financial Officer(6)	738,865	—	185,581	556,755	37,536	1,518,737
Michael (Woody) Blackford, Chief Product Officer	669,575	—	133,889	401,702	16,864	1,222,030
Paul Cadman, President, Asia-Pacific(7)	282,065	—	574,583	272,046	268,075	1,396,769
Carrie Baker, President	525,481	—	131,252	393,752	18,389	1,068,874
(1)Amounts shown reflect the salaries earned by the named executive officers in fiscal 2023.
(2)No bonuses were earned by Messrs. Reiss, Sinclair, Blackford and Cadman and Ms. Baker in respect of fiscal 2023 (see “Bonus” below).
(3)Amounts shown reflect the grant date fair value of RSU awards granted to Messrs. Reiss, Sinclair, Blackford and Cadman and Ms. Baker in fiscal 2023. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)Amounts shown reflect the grant date fair value of Options granted to Messrs. Reiss, Sinclair, Blackford and Cadman and Ms. Baker in fiscal 2023. The values were determined in accordance with IFRS 2 “Share-based Payment”.
(5)For more detail on the amounts included in this column, see “All Other Compensation - Benefits and Perquisites” below.
(6)Salary paid in pounds sterling converted at an exchange rate of GBP1.00 to $1.59 which is an average rate determined in accordance with the company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year.
(7)Salary paid in Hong Kong dollars converted at an exchange rate of HKD1.00 to $0.17 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in Hong Kong dollars converted at the same exchange rate of HKD1.00 to $0.17.
Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels are established based on a range of factors, including peer company compensation, the executive’s role, responsibilities and prior experience and the overall market demand for the executive. Mr. Reiss’ annual base salary is $1,350,000, Mr. Sinclair’s annual base salary is GBP463,500, Mr. Blackford’s annual base salary is $669,500, Mr. Cadman’s annual base salary is HKD2,500,000 and Ms. Baker’s annual base salary is $525,000.

Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the Company. As reflected in the compensation table above, none of the named executive officers received bonuses in fiscal 2023 as a result of the Company not achieving its applicable EBIT targets for fiscal 2023.
For fiscal 2023, Mr. Reiss was eligible to earn a target annual bonus equal to 150% of his base salary (“Reiss Bonus Target”), based on achievement of the fiscal 2023 global EBIT target (the “Global EBIT Target”). The payout of Mr. Reiss’s bonus is eligible to be earned at 100% of the Reiss Bonus Target upon achievement of 100% of Global EBIT Target. Achievement of EBIT above 100% of Global EBIT Target would have resulted in Mr. Reiss’s bonus being earned at 100% of Reiss Bonus Target plus 8% of the Reiss Bonus Target for each 1% over the Global EBIT Target.
Messrs. Sinclair, Blackford and Ms. Baker were eligible to earn annual bonuses for fiscal 2023 targeted at 45% (Mr. Sinclair and Ms. Baker) or 40% (Messrs. Blackford and Cadman), of base salary. For Messrs. Sinclair and Blackford and Ms. Baker, target EBIT for purposes of our fiscal 2023 annual bonus plan was determined the same as for Mr. Reiss (being the Global EBIT Target). For Mr. Cadman, target EBIT for purposes of our fiscal 2023 annual bonus plan was determined half on achievement of a regional EBIT target and half on achievement of the Global EBIT Target. Achievement above the applicable target EBIT and outstanding performance can result in bonus being earned above 100% of target annual bonus. Achievement of EBIT above 100% of target would have resulted in each named executive officer’s (other than Mr. Reiss) bonus being earned at 100% of target, plus 4% of target for each 1% over target EBIT.
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
Under his employment agreement, July 27, 2021, Mr. Cadman is entitled to an annual base salary of HK2,500,000, subject to annual review. Mr. Cadman is also eligible for an annual incentive bonus targeted at 40% of his annual base salary. Mr. Cadman’s employment agreement also provides for an annual equity grant to Mr. Cadman under our long-term equity incentive plan, equal to 80% of his annual base salary. The employment agreement also provided for a signing bonus in the form of a grant of stock options with a 10 year term, valued at $156,675 and vesting in four equal annual installments and a grant of restricted stock units valued at $52,225 and vesting over three equal annual installments. In connection with Mr. Cadman’s residency in Hong Kong, Mr. Cadman’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under her employment agreement, effective April 1, 2022, Ms. Baker is entitled to an annual base salary of $525,000, subject to annual review. Ms. Baker is also eligible to participate in our annual bonus plan, with an annual incentive bonus targeted at 45% of her annual base salary. Ms. Baker’s employment agreement also provides for an annual equity grant to Ms. Baker under our long-term equity incentive plan, equal to 100% of her annual base salary. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
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
If Mr. Cadman’s employment were terminated by us without cause, he would be entitled to six months’ notice, or pay in lieu of notice and benefit continuation for six months following such termination of employment.
If Ms. Baker’s employment were terminated by us without cause, she would be entitled to ten months’ notice, or pay in lieu of notice and benefit continuation for ten months following such termination of employment.

Equity-Based Compensation
May 31, 2022, Messrs. Reiss, Sinclair, Blackford and Cadman and Ms. Baker were granted 515,559, 70,874, 51,136, 34,631 and 50,124 Options, respectively. One-fourth of each Option award will vest on each of May 31, 2023, May 31, 2024, May 31, 2025 and May 31, 2026, subject to the executive’s continued employment with us through the applicable vesting date.
May 31, 2022, Messrs. Reiss, Sinclair, Blackford and Cadman and Ms. Baker were granted 54,791, 7,532, 5,434, 23,320 and 5,327 RSUs, respectively. One-third of these RSUs vest on each of May 31, 2023, May 31, 2024 and May 31, 2025, subject to the executive’s continued employment with us through the applicable vesting date.
The following table sets forth information regarding equity awards held by our named executive officers as of April 2, 2023:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)
Dani Reiss(1)(2)	72,297	—	—	83.53	6/26/2028	—	—
	143,489	47,830	—	63.03	4/3/2029	—	—
	87,522	175,044	—	33.97	6/12/2030	—	—
	125,000	125,000	—	50.00	6/12/2030	—	—
	64,226	192,679	—	48.93	6/2/2031	—	—
	—	515,559	—	24.64	5/31/2032	—	—
	—	—	—	—	—	10,560	274,454
	—	—	—	—	—	42,684	1,109,357
	—	—	—	—	—	54,791	1,424,018
Jonathan Sinclair(3)(4)	35,396	—	—	83.53	6/26/2028	—	—
	23,981	7,994	—	63.03	4/3/2029	—	—
	20,810	35,354	—	33.97	6/12/2030	—	—
	10,169	30,508		48.93	6/2/2031	—	—
	—	70,874	—	24.64	5/31/2032	—	—
	—	—	—	—	—	1,911	49,667
	—	—	—	—	—	5,116	132,965
	—	—	—	—	—	7,532	—
Michael (Woody) Blackford(5)(6)	5,715	2,858	—	46.38	11/22/2029	—	—
	15,694	19,694	—	33.97	6/12/2030	—	—
	6,788	20,365	—	48.93	6/2/2031	—	—
	—	51,136	—	24.64	5/31/2032	—	—
	—	—	—	—	—	1,276	33,163
	—	—	—	—	—	3,598	93,512
	—	—	—	—	—	5,434	141,230

Paul Cadman(7)(8)	791	264	—	45.34	6/7/2029	—	—
	946	948	—	33.97	6/12/2030	—	—
	393	1,179	—	48.93	6/2/2031	—	—
	2,761	8,284	—	48.21	8/30/2031	—	—
	—	34,631	—	24.64	5/31/2032	—	—
	—	—	—	—	—	62	1,611
	—	—	—	—	—	103	2,677
	—	—	—	—	—	722	18,765
	—	—	—	—	—	23,320	606,087
Carrie Baker(9)(10)	15,434	—	—	0.02	4/17/2024	—	—
	3,289	—	—	30.73	6/1/2027	—	—
	7,953	—	—	83.53	6/26/2028	—	—
	10,887	3,630		63.03	4/3/2029	—	—
	13,419	13,420	—	33.97	6/12/2030	—	—
	4,177	12,532	—	48.93	6/2/2031	—	—
	—	50,124	—	24.64	5/31/2032	—	—
	—	—	—	—	—	785	20,402
	—	—	—	—	—	2,214	57,542
	—	—	—	—	—	5,327	138,449
(1)Mr. Reiss was granted 105,263 Options on June 1, 2017, 72,297 Options on June 26, 2018, 191,319 Options on April 3, 2019, 600,088 options on June 12, 2020, 256,905 Options on June 2, 2021 and 515,559 Options on May 31, 2022. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(2)Mr. Reiss was granted 31,680 RSUs on June 12, 2020, 64,025 RSUs on June 2, 2021 and 54,791 RSUs on May 31, 2022. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Reiss’ RSUs was calculated by multiplying the number of RSUs subject to his award by $25.99 which was the closing price of our subordinate voting shares on the TSX on March 31, 2023, the last trading day of fiscal 2023.
(3)Mr. Sinclair was granted 35,396 Options on June 26, 2018, 31,975 Options on April 3, 2019, 70,706 Options on June 12, 2020, 40,677 Options on June 2, 2021 and 70,874 Options on May 31, 2022. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(4)Mr. Sinclair was granted 10,650 RSUs on July 5, 2018, 5,733 RSUs on June 12, 2020, 7,674 RSUs on June 2, 2021 and 7,532 RSUs on May 31, 2022. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sinclair’s RSUs was calculated by multiplying the number of RSUs subject to his award by $25.99 which was the closing price of our subordinate voting shares on the TSX on March 31, 2023, the last trading day of fiscal 2023.
(5)Mr. Blackford was granted 11,430 Options on November 22, 2019, 39,388 Options on June 12, 2020, 27,153 Options on June 2, 2021 and 51,136 Options on May 31, 2022. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.

(6)Mr. Blackford was granted 3,503 RSUs on November 22, 2019, 3,827 RSUs on June 12, 2020, 5,397 RSUs on June 2, 2021 and 5,434 RSUs on May 31, 2022. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Blackford’s RSUs was calculated by multiplying the number of RSUs subject to his award by $25.99 which was the closing price of our subordinate voting shares on the TSX on March 31, 2023, the last trading day of fiscal 2023.
(7)Mr. Cadman was granted 1,055 Options on June 7, 2019, 1,894 Options on June 12, 2020, 1,572 Options on June 2, 2021, 11,045 Options on August 30, 2021 and 34,631 Options on May 31, 2022. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(8)Mr. Cadman was granted 184 RSUs on June 12, 2020, 154 RSUs on June 2, 2021, 1,083 RSUs on August 30, 2021, and 23,320 RSUs on May 31, 2022. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Cadman’s RSUs was calculated by multiplying the number of RSUs subject to his award by $25.99 which was the closing price of our subordinate voting shares on the TSX on March 31, 2023, the last trading day of fiscal 2023.
(9)Ms. Baker was granted 168,712 options to purchase Class B Common Shares and 253,067 options to purchase Class A Junior Preferred Shares on April 17, 2014, which options were exchanged for 228,252 Options in connection with the Recapitalization. One third of these Options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (the “Baker Time-Based Options”). The remaining two-thirds of her Options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of Bain Capital’s return on its investment in us (the “Baker Performance-Based Options”). The Baker Performance-Based Options are subject to the same time-based vesting schedule as the Baker Time-Based Options and, as of April 2, 2023, the performance metrics applicable to the Baker Performance-Based Options had been achieved. The Baker Time-Based Options and the time-vesting component of the Baker Performance-Based Options, to the extent then unvested, will accelerate in full upon a change of control.
Ms. Baker was also granted 3,289 Options on June 1, 2017, 7,953 Options on June 26, 2018, 14,517 Options on April 3, 2019, 26,839 options on June 12, 2020, 16,709 Options on June 2, 2021 and 50,124 Options on May 31, 2022. Her Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(10)Ms. Baker was granted 2,355 RSUs on June 12, 2020, 3,321 RSUs on June 2, 2021 and 5,327 RSUs on May 31, 2022. Her RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Ms. Baker’s RSUs was calculated by multiplying the number of RSUs subject to her award by $25.99 which was the closing price of our subordinate voting shares on the TSX on March 31, 2023, the last trading day of fiscal 2023.

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
Our named executive officers received additional benefits and perquisites pursuant to the terms of their employment with us including, for Mr. Cadman with respect to benefits and perquisites related to their overseas assignments. In fiscal 2023, (1) each of our named executive officers received company-paid personal insurance premiums, and Messrs. Reiss, Sinclair and Blackford and Ms. Baker also received supplemental health coverage; (2) each of our named executive officers received complimentary jackets and/or products; (3) Mr. Cadman received housing allowances and tax gross-ups related to such allowances; and (5) Messrs. Reiss and Cadman received board retainer fees for their service as directors of Canada Goose International AG.
Retirement Plans
In fiscal 2023, none of our named executive officers participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. In fiscal 2023, we did not make any contributions to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. on behalf of our named executive officers and we did not otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our named executive officers pursuant to retirement plans sponsored by the company. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
C. Board Practices
Composition of our Board of Directors
Under our articles, our board of directors consists of a number of directors as determined from time to time by the directors. Our board of directors is currently comprised of ten directors. Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2⁄3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Our board of directors is led by Dani Reiss, as Chairman. Mr. Reiss is not considered to be an independent director as he is also our Chief Executive Officer. Ms. Chiquet is not considered to be an independent director as she recently entered into a consulting agreement with the Company on April 24, 2023, whereby she will be receiving a compensation in excess of $75,000 per year for consultancy services to the Company and its management.

The Chairman and Chief Executive Officer responsibility is, among other things, to effectively manage the affairs of the board of directors in accordance with corporate governance guidelines. The Chairman and Chief Executive Officer is also responsible for the general direction and management of the business and affairs of the company within the authority limitations delegated by the board of directors, focused on meeting the corporate goals and objectives approved by the board of directors. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.
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
Environmental and Social Committee
Our environmental and social committee is composed of Mr. Armstrong, Mr. Cotton, and Ms. Butts, with Mr. Armstrong serving as the chairperson of the committee. The environmental and social committee’s primary responsibilities are to provide oversight of the company’s ongoing commitment to environmental and social policies, plans and programs to ensure a comprehensive environmental, social and governance program.
D. Employees
As of April 2, 2023, April 3, 2022, and March 28, 2021, we had 4,760 4,353, and 3,590 employees, including both full-time and part-time employees however excluding those on leave. The number of employees by function as of the end of the period for our fiscal years ended April 2, 2023, April 3, 2022, and March 28, 2021 was as follows:

	2023	2022	2021
By Function:
Canadian manufacturing	2,964	2,872	2,489
Selling and retail	881	742	557
Corporate head offices	915	739	544
Total	4,760	4,353	3,590
As of April 3, 2022, the company has 249 employees on leave including 1 employee whose leave is related to COVID-19 and 248 employees who are on leave for maternity, medical, disability and/or unpaid leave. The increase in the number of selling and retail employees was primarily due to the opening of our new retail stores in fiscal 2023. We also had a greater number of employees at our corporate head offices in fiscal 2023 to support the continued growth of our business.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of May 5, 2023, by:
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
The percentage of voting shares beneficially owned is computed on the basis of 52,934,812 subordinate voting shares and 51,004,076 multiple voting shares outstanding as of May 5, 2023.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
ArrowMark Colorado Holdings, LLC(1)	3,144,398	5.9%	—	—%
Entities affiliated with Bain Capital Investors, LLC(2)	—	—	30,873,742	60.5%
Dani Reiss(3)	946,864	1.8%	20,130,334	39.5%
FMR(4)	4,074,863	7.8%	—	—
Goldman Sachs(5)	3,409,138	6.4%	—	—
Morgan Stanley(6)	7,041,452	13.2%	—	—
Named executive officers and directors:
Joshua Bekenstein (6)	—	—%	—	—
Jodi Butts	45,361	*	—	—
Maureen Chiquet	65,305	*	—	—
Ryan Cotton (6)	—	—%	—	—
Stephen Gunn	79,678	*	—	—
Jean-Marc Huët	80,183	*	—	—
John Davison	54,698	*	—	—
Michael D. Armstrong	7,572	*	—	—
Belinda Wong	3,727	*	—	—
Jonathan Sinclair	150,893	*	—	—
Michael (Woody) Blackford	62,502	*	—	—
Carrie Baker	69,948	*	—	—
Paul Cadman	26,372	*	—	—
        * Less than 1%
(1)Based on information obtained from Schedule 13G filed by ArrwoMark Colorado Holdings, LLC (“ArrowMark”) on February 15, 2023. According to that report, ArrowMark possesses sole power to vote or to direct the voting of 3,144,398 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses shared power to dispose or to direct the disposition of none of such shares and possesses sole power to dispose or to direct the disposition of 3,144,398 of such shares. In addition, according to that report, ArrowMark’s business address is 100 Fillmore Street, Suite 325, Denver, Colorado 80206.
(2)Includes 20,073,742 multiple voting shares registered in the name of Bain Capital Integral Investors 2008, L.P. (“Integral 2008”) and 10,800,000 Multiple Voting Shares registered in the name of BCPE Fund X Goose Borrower, L.P. (together with Integral 2008, the “Bain Capital Entities”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of each of the Bain Capital Entities. As a result, BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Voting and investment decisions with respect to the shares held by the Bain Capital Entities are made by the managing directors of BCI, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of each of the Bain Capital Entities is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(3)Includes multiple voting shares registered in the name of DTR LLC, an entity indirectly controlled by Dani Reiss.
(4)Based on information obtained from Schedule 13G/A filed by FMR LLC and its affiliates (“FMR”) on February 9, 2023. According to that report, FMR possesses sole power to vote or to direct the voting of 4,074,855 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 4,074,863 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FMR’s business address is 245 Summer Street., Boston, MA 02210.
(5)Based on information obtained from Schedule 13G filed by Goldman Sachs and its affiliates (“Goldman Sachs”) on February 7, 2023. According to that report, Goldman Sachs possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,409,088 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 3,409,138 of such shares. In addition, according to that report, Goldman Sachs’ business address is 200 West Street, New York, NY 10282.
(6)Based on information obtained from Schedule 13G/A filed by Morgan Stanley and its affiliates (“Morgan Stanley”) on February 8, 2023. According to that report, Morgan Stanley possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 6,426,483 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 7,041,452 of such shares. In addition, according to that report, Morgan Stanley’s business address is 1585 Broadway New York, NY 10036.
(7)Does not include shares held by the Bain Capital Entities. Each of Messrs. Cotton and Bekenstein is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Messrs. Cotton and Bekenstein is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
Significant Changes in Ownership
We are not aware of significant changes in ownership of our multiple voting shares and subordinate voting shares during fiscal 2023.
Voting Rights
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares held in the United States (and outside the United States) are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote.

U.S. Shareholders. On April 2, 2023, we had 3 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 20,242,749 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.
Controlled Company
We are currently controlled by Bain Capital. As of April 2, 2023, Bain Capital indirectly beneficially owns approximately 60.5% of our outstanding multiple voting shares, or approximately 54.8% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
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
Other Related Party Transactions
During fiscal 2023, the company contributed approximately $0.8m to Polar Bears International (PBI), a charitable organization for which our Chairman and Chief Executive Officer, Dani Reiss, serves as a board member. The company also paid the Baffin vendor and related entities, which continue to be controlled by Paul Hubner, a member of management of the company, approximately $1.4m for lease costs associated with the Baffin manufacturing facility and other operating costs.
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
Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the meeting of shareholders; provided, that if the first public announcement of the date of the meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

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
Limitation of Liability and Indemnification
Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, and all eligible penalties, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person or the company, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.
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
Revolving Facility Credit Agreement
On June 3, 2016, Canada Goose Holdings Inc. and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a senior secured asset-based revolving facility (the “Revolving Facility”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. A copy of the Revolving Facility Credit Agreement is included as Exhibit 10.3 to the company’s Registration Statement on Form F-1, as amended (File No. 333-216078), filed with the SEC on February 15, 2017, and is incorporated by reference herein. As amended through the date hereof, the amended revolving facility consists of the existing revolving facility with a reduced commitment in the amount of $417.5m with a seasonal increase of up to $467.5m during the peak season (being June 1 through November 30), and a first-in, last-out (“FILO”) revolving facility in the amount of $50.0m. Borrowings under the existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts will be drawn in priority of the FILO Revolving Facility. Amounts drawn on the FILO revolving facility are subject to an interest rate charge that is 2.00% higher than the existing revolving facility. The FILO revolving facility matured on May 25, 2021 and upon maturity, the credit commitments on the existing revolving facility were restored. On May 15, 2023, the Company entered into an amendment to the Revolving Facility. Following the amendment, the Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier) and the term has been extended to May 15, 2028, which was previously expiring on June 3, 2024.
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
On May 9, 2023, the Company entered into an amendment to the Term Loan Facility (the “2023 Term Loan Amendment”). The interest rates for the 2023 Term Loan Amendment are SOFR plus an applicable margin of 3.50% payable quarterly in arrears, and SOFR may not be less than 0.75%.
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
Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns subordinate voting shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above.
We do not believe that we were a PFIC in 2022, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. No assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. U.S. Holders should consult their own tax advisors regarding our potential PFIC status.
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

If we are a PFIC for any taxable year during a U.S. Holder’s holding period for our subordinate voting shares and any of our non-United States subsidiaries or other corporate entities in which we directly or indirectly own equity interests is also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a lower-tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.
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
Generally, the subordinate voting shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the subordinate voting shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act), which includes the NYSE and the TSX, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-

Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the subordinate voting shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, subordinate voting shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose subordinate voting shares may constitute “taxable Canadian property” should consult their own tax advisors.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP (PCAOB ID No. 1208) for certain services rendered to our company during fiscal 2023 and fiscal 2022.

	For the year ended
CAD $ millions	April 2, 2023	April 3, 2022
Audit fees(1)	3.7	3.8
Audit-related fees(2)	0.2	0.2
Tax fees(3)	2.7	2.3
All other fees(4)	0.2	0.2
Total	6.8	6.5
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

4.3	Conformed Copy of Credit Agreement dated December 2, 2016, by and among Canada Goose Holdings Inc., Canada Goose Inc. and Credit Suisse AG, Cayman Islands Branch
4.4
Conformed Copy of Third Amended and Restated Credit Agreement dated May 15, 2023 between Canada Goose Holdings Inc., Canada Goose Inc., Canada Goose International AG, and Canadian Imperial Bank of Commerce.

4.5	Canada Goose Holdings Inc. Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.6	Canada Goose Holdings Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on May 13, 2021)
4.7
Form of Option Agreement under the Omnibus Incentive Plan (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (file no. 333-216078) filed with the SEC on March 1, 2017)

4.8
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
4.10
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
Date: May 17, 2023

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
April 2, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the "Company") as of April 2, 2023 and April 3, 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended April 2, 2023, and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 2, 2023 and April 3, 2022 and its financial performance and its cash flows for each of the three years in the period ended April 2, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 2, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 17, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Inventory Obsolescence– Refer to Notes 2k, 3 and 10 to the financial statements
Critical Audit Matter Description
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
Business Combination – Refer to Notes 2(e)(r) and 5 to the financial statements
Critical Audit Matter Description
On April 4, 2022, the Company and Sazaby League, Ltd. entered into an agreement to form a joint venture, Canada Goose Japan, K.K. (“CG Japan”). Management performed an analysis and determined that the Company has control over CG Japan. Once it was established that control existed, the Company accounted for the business combination using the acquisition method of accounting and recognized the assets acquired and the liabilities assumed at fair value, including an intangible asset for customer lists. The Company also accounted for a contingent consideration of $20 million. In addition, the joint venture agreement includes a put option that allows Sazaby to sell its 50% interest to the Company within six months after certain circumstances constituting a "put option trigger" event occurs. Management recorded a financial liability representing the present value of the put option at the date of the transaction. In determining the present value of the put option liability, management was required to make assumptions around future cash flows and the appropriate discount rate.

Several estimates and assumptions were made by management in the determination of whether the Company controlled CG Japan, of the accounting treatment for the put option, and of the discount rate used to value the intangible assets, the contingent consideration and the put option. Auditing these elements required a high degree of auditor judgment and an increased extent of audit effort, including the use of various specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the elements above included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the basis of accounting for CG Japan and over the determination of the discount rate used to value the intangible assets, the contingent consideration and the put option;
•With the assistance of technical accounting specialists, evaluated the reasonableness of management’s judgments in the determination that control existed and in the accounting treatment for the put option by:
◦Reviewing the joint venture and other related agreements and;
◦Evaluating management’s conclusions against accounting guidance;
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rate used to value the intangible assets, the contingent consideration and the put option by comparing the Company’s discount rate to external data related to rates of return based on stages of enterprise development.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
May 17, 2023

We have served as the Company's auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of April 2, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 2, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended April 2, 2023, of the Company and our report dated May 17, 2023, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
May 17, 2023

Consolidated Statements of Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	April 2, 2023	April 3, 2022	March 28, 2021
		$	$	$
Revenue	6	1,217.0	1,098.4	903.7
Cost of sales	10	401.8	364.8	349.7
Gross profit		815.2	733.6	554.0
Selling, general & administrative expenses	11, 12, 13	679.7	576.9	437.0
Operating income		135.5	156.7	117.0
Net interest, finance and other costs	17	42.0	39.0	30.9
Income before income taxes		93.5	117.7	86.1
Income tax expense	7	24.6	23.1	15.8
Net income		68.9	94.6	70.3

Attributable to:
Shareholders of the Company		72.7	94.6	70.3
Non-controlling interest		(3.8)	—	—
Net income		68.9	94.6	70.3

Earnings per share attributable to shareholders of the Company
Basic	8	$0.69	$0.87	$0.64
Diluted	8	$0.69	$0.87	$0.63
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	April 2, 2023	April 3, 2022	March 28, 2021
		$	$	$
Net income		68.9	94.6	70.3

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial gain on post-employment obligation		0.6	0.1	0.7
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)		16.1	(25.5)	(12.3)
Net gain (loss) on derivatives designated as cash flow hedges	22	0.4	8.7	(1.2)
Reclassification of net loss on cash flow hedges to income	22	6.0	4.7	7.3
Net gain on derivatives designated as a net investment hedge	22	—	—	0.2
Other comprehensive income (loss)		23.1	(12.0)	(5.3)
Comprehensive income		92.0	82.6	65.0

Attributable to:
Shareholders of the Company		95.7	82.6	65.0
Non-controlling interest		(3.7)	—	—
Comprehensive income		92.0	82.6	65.0
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	Notes	April 2, 2023	April 3, 2022
Assets		$	$
Current assets
Cash	5	286.5	287.7
Trade receivables	9	50.9	42.7
Inventories	5, 10	472.6	393.3
Income taxes receivable	7	0.9	1.1
Other current assets	5, 21	52.3	37.5
Total current assets		863.2	762.3
Deferred income taxes	7	67.5	53.2
Property, plant and equipment	5, 11	156.0	114.2
Intangible assets	5, 12	135.1	122.2
Right-of-use assets	5, 13	291.8	215.2
Goodwill	5, 14	63.9	53.1
Other long-term assets	21	12.5	20.4
Total assets		1,590.0	1,340.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15, 21	195.6	176.2
Provisions	16	21.6	18.5
Income taxes payable	7	31.5	24.5
Short-term borrowings	5, 17	27.6	3.8
Current portion of lease liabilities	5, 13	76.1	58.5
Total current liabilities		352.4	281.5
Provisions	5, 16	36.5	31.3
Deferred income taxes	7	16.4	15.8
Term loan	17	391.6	366.2
Lease liabilities	5, 13	258.7	192.2
Other long-term liabilities	5, 21	56.9	25.7
Total liabilities		1,112.5	912.7

Equity	18
Equity attributable to shareholders of the Company		469.5	427.9
Non-controlling interests		8.0	—
Total equity		477.5	427.9
Total liabilities and equity		1,590.0	1,340.6
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at March 29, 2020		1.4	113.3	114.7	15.7	366.8	0.1	497.3	—	497.3
Issuance of shares	18	—	5.8	5.8	(1.8)	—	—	4.0	—	4.0
Net income		—	—	—	—	70.3	—	70.3	—	70.3
Other comprehensive loss		—	—	—	—	—	(5.3)	(5.3)	—	(5.3)
Share-based payment	19	—	—	—	11.3	—	—	11.3	—	11.3
Balance at March 28, 2021		1.4	119.1	120.5	25.2	437.1	(5.2)	577.6	—	577.6
Normal course issuer bid purchase of subordinate voting shares	18	—	(11.9)	(11.9)	—	(241.3)	—	(253.2)	—	(253.2)
Issuance of shares	18	—	9.9	9.9	(2.8)	—	—	7.1	—	7.1
Net income		—	—	—	—	94.6	—	94.6	—	94.6
Other comprehensive loss		—	—	—	—	—	(12.0)	(12.0)	—	(12.0)
Share-based payment	19	—	—	—	14.0	—	—	14.0	—	14.0
Deferred tax on share-based payment		—	—	—	(0.2)	—	—	(0.2)	—	(0.2)
Balance at April 3, 2022		1.4	117.1	118.5	36.2	290.4	(17.2)	427.9	—	427.9
Non-controlling interest on business combination	5	—	—	—	—	—	—	—	11.7	11.7
Put option for non-controlling interest	5	—	—	—	—	(21.2)	—	(21.2)	—	(21.2)
Normal course issuer bid purchase of subordinate voting shares	18	—	(2.4)	(2.4)	—	(24.3)	—	(26.7)	—	(26.7)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	18	—	(0.1)	(0.1)	—	(1.1)	—	(1.2)	—	(1.2)
Liability to broker under automatic share purchase plan	18	—	—	—	(20.0)	—	—	(20.0)	—	(20.0)
Issuance of shares	18	—	2.7	2.7	(2.7)	—	—	—	—	—
Net income		—	—	—	—	72.7	—	72.7	(3.8)	68.9
Other comprehensive income		—	—	—	—	—	23.0	23.0	0.1	23.1
Share-based payment	19	—	—	—	15.0	—	—	15.0	—	15.0
Balance at April 2, 2023		1.4	117.3	118.7	28.5	316.5	5.8	469.5	8.0	477.5
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

		Year ended
	Notes	April 2, 2023	April 3, 2022	March 28, 2021
		$	$	$
Operating activities
Net income		68.9	94.6	70.3
Items not affecting cash:
Depreciation and amortization	11, 12, 13	109.1	95.8	77.4
Income tax expense	7	24.6	23.1	15.8
Interest expense	17	34.0	38.1	26.7
Foreign exchange loss		0.3	9.0	9.0
Acceleration of unamortized costs on debt extinguishment	17	—	9.5	1.1
Impairment losses	11, 13	1.0	7.7	—
(Gain) loss on disposal of assets		(0.1)	0.1	0.3
Share-based payment	19	15.0	14.0	11.3
Remeasurement of put option	5	10.9	—	—
Remeasurement of contingent consideration	5	(2.9)	—	—
		260.8	291.9	211.9
Changes in non-cash operating items	23	(75.4)	(82.8)	104.5
Income taxes paid		(37.0)	(25.2)	(6.8)
Interest paid		(32.1)	(32.3)	(21.0)
Net cash from operating activities		116.3	151.6	288.6
Investing activities
Purchase of property, plant and equipment	11	(45.2)	(34.5)	(26.9)
Investment in intangible assets	12	(2.2)	(1.5)	—
Initial direct costs of right-of-use assets	13	(0.7)	(1.2)	—
Net cash inflow from business combination	5	2.8	—	—
Net cash used in investing activities		(45.3)	(37.2)	(26.9)
Financing activities
Mainland China Facilities borrowings	17	9.8	—	—
Japan Facility repayments	5, 17	(5.7)	—	—
Term loan repayments	17	(4.0)	(4.7)	—
Term loan borrowings	17	—	—	247.5
Revolving facility (repayments) borrowings	17	(0.5)	0.5	—
Transaction costs on financing activities	17	—	(1.0)	(10.8)
Subordinate voting shares purchased and cancelled under NCIB	18	(26.7)	(253.2)	—
Principal payments on lease liabilities	13	(62.2)	(46.9)	(38.8)
Settlement of term loan derivative contracts	22	8.6	—	(4.9)
Issuance of shares	19	—	7.1	4.0
Net cash (used in) from financing activities		(80.7)	(298.2)	197.0
Effects of foreign currency exchange rate changes on cash		8.5	(6.4)	(12.5)
(Decrease) increase in cash		(1.2)	(190.2)	446.2
Cash, beginning of period		287.7	477.9	31.7
Cash, end of period		286.5	287.7	477.9
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.
F-11

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)

Note 1.    The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of parkas, lightweight down jackets, rainwear, windwear, apparel, fleece, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the consolidated financial statements refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, (“DTR”), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 49.0% of the total shares outstanding as at April 2, 2023, or 90.6% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 51.0% of the total shares outstanding as at April 2, 2023, or 9.4% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 17, 2023.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 was the first 53-week fiscal year, which ended on April 3, 2022.
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
F-12

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The Other segment comprises sales and costs that do not occur through the DTC or Wholesale segments, such as sales to employees, friends and family sales, and selling, general, and administrative (“SG&A”) expenses. The Other segment includes the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations.
Within the Other segment, comparative information for fiscal 2021 also includes sales of personal protective equipment ("PPE") in response to the novel coronavirus pandemic (“COVID-19”) along with costs incurred as a consequence of COVID-19 including overhead costs resulting from the temporary closure of our manufacturing facilities.
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
COVID-19 pandemic
COVID-19 may continue to impact the global economy, which may result in restrictions and recommended precautions to mitigate the spread of the virus. While restrictions have been lifted across all geographies, additional restrictions may arise that we are not aware of currently.
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

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
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
Foreign currency transactions are translated into the functional currency of each of the Company’s subsidiaries using the exchange rates prevailing at the date of the transactions or valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income in SG&A expenses, except when included in other comprehensive income for qualifying cash flow and net investment hedges.
    Functional currency of subsidiary
Each entity within the Company determines its functional currency based on the primary economic environment in which the entity operates. Once an entity's functional currency is determined, it is not changed unless there is a change to the underlying transactions, events, and conditions that determine the entity's primary economic environment.
(d)Revenue recognition
Revenue comprises DTC, Wholesale and Other segment revenues. Revenue is measured at the amount of consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when control of the goods is transferred to the customer.
It is the Company’s policy to sell merchandise through the DTC channel with a limited right of return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
(e)Business combination
Acquisitions of businesses are accounted for using the acquisition method as of the acquisition date, which is the date when control is transferred to the Company. The consideration transferred in a business combination is measured at fair value, calculated as the sum of the acquisition date fair values of the assets transferred, liabilities incurred by the Company, and the equity interests issued by the Company in exchange for control of the acquiree. Transaction costs that the Company incurs in connection with a business combination are recognized in the statements of income as incurred.
Goodwill is measured as the excess of the sum of the fair value of the consideration transferred over the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.
When the consideration transferred in a business combination includes contingent consideration, the contingent consideration is measured at its acquisition date fair value. Contingent consideration is remeasured at subsequent reporting dates at its fair value, and the resulting gain or loss recognized in the statements of income.
(f)Non-controlling interest
Non-controlling interest is measured based on the proportionate share of the acquiree's identifiable net assets. Transactions with non-controlling interests are treated as transactions with equity owners of the Company. Changes in the Company's ownership interest are accounted for as equity transactions.
(g)Earnings per share
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
(h)Income taxes
Current and deferred income taxes are recognized in the statements of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income.
Current income tax
Current income tax is the expected income tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Notes to the Consolidated Financial Statements
April 2, 2023
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
(i)Cash
Cash consists of cash and cash equivalents, including cash on hand, deposits in banks, and short-term deposits with maturities of less than three months. The Company uses the indirect method of reporting cash flows from operating activities.
(j)Trade receivables
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

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
(k)Inventories
Raw materials, work-in-process, and finished goods are valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of work-in-process and finished goods inventories include the cost of raw materials and an applicable share of the cost of labour and fixed and variable production overhead costs, including the depreciation of property, plant and equipment used in the production of finished goods, design costs, and other costs incurred to bring the inventories to their present location and condition.
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
(l)Property, plant and equipment
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
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset, calculated as the difference between the net disposal proceeds and the carrying amount of the asset, is included in the statements of income when the asset is derecognized.
The cost of repairs and maintenance of property, plant and equipment is expensed as incurred and recognized in the statements of income.
Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Impairment losses are recorded in the statements of income.
(m)Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses.
An internally generated intangible asset is recorded for product development costs which are included within intellectual property. Product development costs are incurred in the design, production and testing of new products where the technical feasibility of commercial manufacturing and sale of the product has been demonstrated. With continued emphasis on DTC expansion, effective the first quarter of fiscal 2021, any new or incremental product development costs were recognized in SG&A expenses in the statements of income as they more closely support current selling and marketing activities. Those product development costs included in existing inventory and intangible assets will continue to be recognized within the cost of sales and all product development costs have been amortized. As at April 3, 2022, all product development costs have been fully amortized.
The useful lives of intangible assets are assessed as either finite or indefinite.

Asset Category	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
Software	5 to 7 years
Intellectual property	1 to 8 years
Customer lists	10 years
Distribution rights	10 years
Intangible assets with indefinite useful lives consists of the Canada Goose and Baffin brand names and domain name, which were acquired as part of an acquisition and were recorded at their estimated fair value. The brand names and domain name are considered to have an indefinite life based on a history of revenue and cash flow performance, and the intent and ability of the Company to support the brand with spending to maintain its value for the foreseeable future. The brand names and domain name are tested at least annually for impairment, at the cash-generating unit (“CGU”)

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.
Intangible assets with finite lives are amortized over the useful economic life on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statements of income over the asset’s estimated useful life.
An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use. Gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are included in the statements of income when the asset is derecognized.
Intangible assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Any resulting impairment loss is recorded in the statements of income.
(n)Leases
The Company recognizes a right-of-use asset and a lease liability based on the present value of the future lease payments at the commencement date. The commencement date is when the lessor makes the leased asset available for use by the Company, typically the possession date. The discount rate used in the present value calculation for lease payments is the incremental borrowing rate, if the rate implicit in the lease is not readily determinable, for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The lease term is determined as the non-cancellable periods of a lease, together with periods covered by a renewal option if the Company is reasonably certain to exercise that option and a termination option if the Company is reasonably certain not to exercise that option.
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

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
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
Right-of-use assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Impairment losses are recorded in the statements of income.
(o)Goodwill
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
The Company has determined that the goodwill contributes to the cash flows of eleven CGUs (April 3, 2022 - ten CGUs). The increase in CGUs from the comparative period is attributable to the recognition of the Japan Joint Venture which represents an additional CGU. No other changes were made to the existing CGUs from the previous year. See “Note 5. Business combination” for more details.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
(p)Provisions
Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the statements of income.
The provision for warranty returns relates to the Company’s obligation for defective goods sold to customers that have yet to be returned for exchange or repair. Accruals for warranty returns are estimated on the basis of historical returns and are recorded so as to allocate them to the same period the corresponding revenue is recognized.
(q)Employee future benefits
The Company sponsors a defined benefit pension plan membership, which is limited to certain employees of Canada Goose International AG and other subsidiaries who reside in Switzerland.
The measurement date for the defined benefit pension plan is April 2, 2023, the reporting date. The obligation associated with the Company’s defined benefit pension plan is actuarially valued using the projected unit credit method and management’s best estimate of the discount rate, future salary increases, mortality rates and retirement rates. Assets are measured at fair value. The obligation in excess of plan assets is recorded as a liability. All actuarial gains or losses, net of tax, are recognized immediately through other comprehensive income.
(r)Fair values
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
April 2, 2023
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

Revolving facility, term loan, Mainland China Facilities, and Japan Facility
The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.

Put option liability
The fair value is based on the present value of the amount expected to be paid to the non-controlling shareholder if the put option is exercised. Subsequent changes in the present value of the amount that could be required to be paid at each reporting date are recorded with the statements of income until the put option is exercised or expires.

Contingent consideration	The fair value of the applicable contingent consideration is determined based on the estimated financial outcome and the resulting expected contingent consideration to be paid, discounted using an appropriate rate. Subsequent changes in the fair value is recognized in the statements of income.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
(s)Financial instruments
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
ii)Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, the revolving facility, the term loan, the Mainland China Facilities (as defined below) and the Japan Facility (as defined below). The Company initially recognizes debt instruments on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.
In respect of non-controlling interests, a financial liability is recognized for the put option based on the present value of the amount expected to be paid to the non-controlling shareholder if exercised. Subsequently, the put option liability is adjusted to reflect changes in the present value of the amount that could be required to be paid at each reporting date, with fluctuations being recorded within the statements of income, until it is exercised or expires. The put option is measured at fair value through profit or loss.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
iii)Derivative financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and effective as a hedging instrument. When a derivative financial instrument, including an embedded derivative, is not designated and effective in a qualifying hedge relationship, all changes in its fair value are recognized immediately in the statements of income; attributable transaction costs are recognized in the statements of income as incurred. The Company does not use derivatives for trading or speculative purposes.
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
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statements of income. Amounts accumulated in other comprehensive income are transferred to the statements of income in the periods when the hedged item affects net income. When a forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts are included in the measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statements of income.
Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses recognized, net of tax, in other comprehensive income. Amounts included in other comprehensive income are transferred to the statements of income in the period when the foreign operation is disposed of or sold.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
(t)Share-based payments
Share-based payments are valued based on the grant date fair value of these awards and the Company records compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques.
The Company has issued stock options to purchase subordinate voting shares and RSUs under its equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). All Legacy Plan options have fully vested or been cancelled prior to the year ended April 2, 2023. Under the terms of the Omnibus Plan, options are granted to certain executives of the Company with vesting, generally over four years, contingent upon meeting the service conditions of the Omnibus Plan. The compensation expense related to the options and RSUs is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.
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

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
incorporating the Company’s creditworthiness, the security, term, and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)
Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has eleven CGUs (April 3, 2022 - ten CGUs) and tests goodwill and intangible assets for impairment on that basis.
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
Share-based payments
Key Sources of Estimation: Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended April 2, 2023; prior to the public offering, the Company used the Monte Carlo valuation model to measure the fair value of options granted. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield, and volatility.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
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
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
In February 2021, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. The amendments will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarify how to distinguish changes in accounting policies from changes in accounting estimates. The Company is currently assessing the impacts of the amended standards.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Standards issued and adopted
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
Note 5.    Business combination
The Company and a former distributor of the Company's products in Japan, Sazaby League, Ltd. ("Sazaby League"), entered into an agreement (the "Joint Venture Agreement") to form a joint venture (the “Japan Joint Venture”) pursuant to which the Company acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”), on April 4, 2022. CG Japan was established to market, distribute and sell Canada Goose products, and to operate retail stores and e-Commerce in Japan.
Prior to the establishment of CG Japan, the Company sold its products to Sazaby League. The majority of sales historically occurred in the first and second quarters and were recorded in the Wholesale operating segment. Subsequent to the transaction, the Company has consolidated the results of CG Japan and revenue and results of operations will be aligned to the respective operating segments and are expected to occur more in line with the seasonality of the Company's Wholesale and DTC segments.
Management performed an analysis under IFRS 10, Consolidated Financial Statements and since the Company has the power to direct the relevant activities of CG Japan, is exposed to variable returns, and can use its power to influence those returns, management determined that the Company has control over CG Japan for accounting purposes. In addition, management performed an analysis under IFRS 3, Business Combinations and has determined that the Company is the acquirer of CG Japan. Management determined that the assets and processes acquired comprised a business and therefore, accounted for the transaction as a business combination using the acquisition method of accounting. Under the acquisition method, assets and liabilities of the acquiree are recorded at their fair values.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The Company paid cash consideration to CG Japan of JPY250.0m ($2.6m) plus deferred contingent consideration to the non-controlling shareholder with an estimated fair value of JPY1,958.9m ($20.0m) resulting in total consideration of JPY2,208.9m ($22.6m). The deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026. The fair value of the applicable contingent consideration is determined based on the estimated financial outcome and the resulting expected contingent consideration to be paid, discounted using an appropriate rate. As at April 4, 2022, the contingent consideration amount was recorded in other long-term liabilities. The amount of contingent consideration is remeasured at its fair value each reporting period, with changes in fair value recorded in the consolidated statements of income and comprehensive income. The Company recorded a decrease of JPY301.2m ($3.2m, excluding translation gains of $0.3m) on the remeasurement of the contingent consideration during the year ended April 2, 2023, resulting in the fair value of the contingent consideration of JPY1,657.7m ($16.8m). For the year ended April 2, 2023, the gain on the fair value remeasurement was recorded within net interest, finance and other costs in the consolidated statements of income.
The Company incurred $1.3m in transaction related costs which are included in SG&A expenses in the consolidated statements of income and consolidated statements of comprehensive income for the year ended April 2, 2023. For the year ended April 3, 2022, the Company incurred $0.7m in transaction related costs.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Assets acquired and liabilities assumed have been recorded based on the final valuation of their fair values at the date of acquisition as follows:

$
Assets acquired
Cash	5.4
Inventories	27.3
Property, plant and equipment	1.2
Intangible assets	14.9
Right-of-use assets	3.3
Goodwill	10.8
Other assets	2.4
65.3
Liabilities assumed
Bank loan	19.4
Lease liabilities	3.2
Warranty provision	0.3
22.9

Total identifiable net assets acquired	42.4
Less: Deferred tax liability	(8.1)
Less: Non-controlling interests	(11.7)
Net assets acquired	22.6

Consideration
Cash paid	2.6
Contingent consideration	20.0
Total purchase consideration	22.6

Cash consideration paid	(2.6)
Plus: Cash balance acquired	5.4
Net cash inflow on business combination	2.8
The determination of the fair value of assets acquired and liabilities assumed is based on estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed that were finalized as at the reporting date, within one year of the acquisition.
Goodwill is calculated as the difference between total consideration and the fair value of the net assets acquired and is attributable to expected synergies between CG Japan and the Company’s existing operations. Goodwill of $10.8m was recognized as the excess of the acquisition cost over the fair value of net identifiable assets at the date of acquisition. Goodwill recognized is not expected to be deductible for income tax purposes. Intangible assets of $14.9m relate to the fair value of the customer list and reacquired distribution rights of the Japan market, which will be amortized over a 10-year period.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The fair value of property, plant and equipment and right-of-use assets was based on management’s assessment of the acquired assets’ condition, as well as an evaluation of the current market value for such assets. In addition, the Company considered the length of time over which the economic benefit of these assets is expected to be realized and estimated the useful life of such assets as of the acquisition date. The fair value of inventories has been measured at net realizable value, less cost to sell.
CG Japan’s results are consolidated into the Company’s financial results effective April 4, 2022. For the year ended April 2, 2023, CG Japan contributed approximately $54.0m to the Company’s consolidated revenue and $1.0m to the Company’s operating income.
In connection with the business combination, the Joint Venture Agreement includes a put option that allows the non-controlling shareholder to sell its 50% interest to the Company within six months after certain circumstances constituting a "put option trigger" event occur. If the put option is not exercised during such six-month period, the put option will expire. The Company established a financial liability for the put option in respect of non-controlling interests. The fair value of the put option is classified as Level 3 within IFRS 13, Fair value measurement. As at April 4, 2022, the fair value of the put option held in Japanese yen by the non-controlling shareholder was recorded in other long-term liabilities in the amount of JPY2,076.4m ($21.2m).
The Company recorded the put option liability based on the present value of the amount expected to be paid to the non-controlling shareholder if exercised. Subsequently, the put option liability is adjusted to reflect changes in the present value of the amount that could be required to be paid at each reporting date, with fluctuations being recorded within the Company's consolidated statements of income, until it is exercised or expires. The Company recorded an increase of JPY1,079.9m ($10.9m, excluding translation losses of less than $0.1m) on the remeasurement of the put option liability during the year ended April 2, 2023 resulting in a balance of JPY3,156.3m ($32.1m). For the year ended April 2, 2023, the loss on the fair value remeasurement was recorded within net interest, finance and other costs in the consolidated statements of income.
Note 6.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income (loss), which is the profit metric utilized by the Company’s chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. Our operating segments are not reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)

	Year ended April 2, 2023
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	807.3	373.8	35.9	1,217.0
Cost of sales	191.1	188.1	22.6	401.8
Gross profit	616.2	185.7	13.3	815.2
SG&A expenses	256.8	67.1	355.8	679.7
Operating income (loss)	359.4	118.6	(342.5)	135.5
Net interest, finance and other costs				42.0
Income before income taxes				93.5

	Year ended April 3, 2022
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	740.4	348.5	9.5	1,098.4
Cost of sales	177.4	182.0	5.4	364.8
Gross profit	563.0	166.5	4.1	733.6
SG&A expenses	229.9	55.3	291.7	576.9
Operating income (loss)	333.1	111.2	(287.6)	156.7
Net interest, finance and other costs				39.0
Income before income taxes				117.7

	Year ended March 28, 2021
	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	527.2	322.2	54.3	903.7
Cost of sales	124.8	169.8	55.1	349.7
Gross profit (loss)	402.4	152.4	(0.8)	554.0
SG&A expenses	169.5	48.1	219.4	437.0
Operating income (loss)	232.9	104.3	(220.2)	117.0
Net interest, finance and other costs				30.9
Income before income taxes				86.1

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Canada	241.0	213.1	217.7
United States	340.2	305.9	226.1
Asia Pacific	354.2	327.1	264.0
EMEA[1]	281.6	252.3	195.9
Revenue	1,217.0	1,098.4	903.7
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 7.    Income taxes
The components of the provision for income tax are as follows:

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
Current income tax expense	$	$	$
Current period	44.0	35.6	18.5
Adjustment in respect of prior periods	(1.9)	(0.4)	2.4
	42.1	35.2	20.9
Deferred income tax recovery
Origination and reversal of temporary differences	(18.5)	(11.9)	(3.3)
Effect of change in income tax rates	(0.6)	—	(0.1)
Adjustment in respect of prior periods	1.6	(0.2)	(1.7)
	(17.5)	(12.1)	(5.1)
Income tax expense	24.6	23.1	15.8

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Income before income taxes	93.5	117.7	86.1
	25.34%	25.36%	25.42%
Income tax at expected statutory rate	23.7	29.8	21.9
Non-deductible (taxable) items	0.8	(0.8)	0.1
Non-deductible stock option expense	3.0	2.9	2.2
Effect of foreign tax rates	(10.0)	(14.6)	(8.9)
Non-deductible (taxable) remeasurement of contingent consideration and put option	2.4	—	—
Non-deductible (taxable) foreign exchange loss	1.4	0.2	0.3
Change in tax rates	(0.4)	0.1	(0.1)
Change in deferred tax asset not recognized	4.1	6.1	—
Other items	(0.4)	(0.6)	0.3
Income tax expense	24.6	23.1	15.8
The change in the year in the components of deferred tax assets and liabilities are as follows:

		Change in the year affecting
	April 3, 2022	Net income	Foreign exchange translation	Goodwill	Other comprehensive (loss) income	April 2, 2023
	$	$	$	$	$	$
Losses carried forward	8.6	2.9	—	—	—	11.5
Employee future benefits	0.2	—	—	—	(0.1)	0.1
Other liabilities	6.4	3.7	(0.1)	(8.1)	—	1.9
Inventory capitalization	4.8	1.6	0.4	—	—	6.8
Capital lease	8.0	0.9	0.4	—	—	9.3
Tax relief from Swiss tax reform	11.8	(4.9)	0.7	—	—	7.6
Unrealized profit in inventory	25.0	10.7	1.2	—	—	36.9
Provisions and other temporary differences	7.4	0.2	—	—	—	7.6
Total deferred tax asset	72.2	15.1	2.6	(8.1)	(0.1)	81.7
Unrealized foreign exchange	(6.9)	3.0	—	—	0.8	(3.1)
Intangible assets	(18.4)	(0.1)	(0.3)	—	—	(18.8)
Property, plant and equipment	(9.5)	1.1	(0.3)	—	—	(8.7)
Total deferred tax liabilities	(34.8)	4.0	(0.6)	—	0.8	(30.6)
Net deferred tax assets (liabilities)	37.4	19.1	2.0	(8.1)	0.7	51.1

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Changes in the year affecting
	April 3, 2022	Net income	Foreign exchange translation	Goodwill	Other comprehensive income	April 2, 2023
	$	$	$	$	$	$
Deferred tax assets	53.2	12.2	2.0	—	0.1	67.5
Deferred tax liabilities	(15.8)	6.9	—	(8.1)	0.6	(16.4)
	37.4	19.1	2.0	(8.1)	0.7	51.1
Available deferred income tax assets related to capital losses, non-capital losses, and Swiss tax relief in the amount of $0.5m, $1.6m, and $28.5m, respectively, were not recognized as it is not probable that future taxable income will be available to the Company to utilize the benefits.
The corporate entities within the Company have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

$
2039 and prior	4.6
2040	8.5
2041	8.8
2042	8.5
2043	6.9
2044 and thereafter	13.1
50.4
The Company does not recognize tax on unremitted earnings from foreign subsidiaries as it is management’s intent to reinvest these earnings indefinitely. Unremitted earnings from foreign subsidiaries were $417.7m as at April 2, 2023 (April 3, 2022 - $356.4m, March 28, 2021 - $243.3m).
As at April 2, 2023, in addition to the amount charged to profit or loss and other comprehensive income, no tax recovery was recognized directly in equity related to excess tax deductions on share-based payments for stock options exercised (April 3, 2022 - $nil, March 28, 2021 - $nil). No tax expense was reversed out of equity related to reduction of expected tax deductions on issuance of RSU (April 3, 2022 - $0.2m, March 28, 2021 - $nil).

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Note 8.    Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Net income attributable to shareholders of the Company	72.7	94.6	70.3
Weighted average number of multiple and subordinate voting shares outstanding	105,058,643	108,296,802	110,261,600
Weighted average number of shares on exercise of stock options and RSUs[1]	563,669	857,919	850,573
Diluted weighted average number of multiple and subordinate voting shares outstanding	105,622,312	109,154,721	111,112,173
Earnings per share attributable to shareholders of the Company
Basic	$0.69	$0.87	$0.64
Diluted	$0.69	$0.87	$0.63
1    Applicable to dilutive shares and when the weighted average daily closing share price for the year was greater than the exercise price for stock options. As at April 2, 2023, there were 2,231,231 shares (April 3, 2022 - 1,475,545 shares, March 28, 2021 - 914,961 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
Note 9.    Trade receivables

	April 2, 2023	April 3, 2022
	$	$
Trade accounts receivable	30.4	22.0
Credit card receivables	2.5	2.5
Other receivables	19.5	19.3
	52.4	43.8
Less: expected credit loss and sales allowances	(1.5)	(1.1)
Trade receivables	50.9	42.7

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The following are the continuities of the Company’s expected credit loss and sales allowances deducted from trade receivables:

	April 2, 2023			April 3, 2022
	Expected credit loss	Sales allowances	Total	Expected credit loss	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(0.3)	(0.8)	(1.1)	(0.5)	(1.3)	(1.8)
Losses recognized	(0.1)	(0.3)	(0.4)	—	(0.5)	(0.5)
Amounts settled or written off during the year	—	—	—	0.2	1.0	1.2
Balance at the end of the year	(0.4)	(1.1)	(1.5)	(0.3)	(0.8)	(1.1)
Note 10.    Inventories

	April 2, 2023	April 3, 2022
	$	$
Raw materials	60.3	71.3
Work in progress	17.5	14.9
Finished goods	394.8	307.1
Total inventories at the lower of cost and net realizable value	472.6	393.3
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
As at April 2, 2023, the provisions for obsolescence amounted to $43.2m (April 3, 2022 - $23.6m). The breakdown is presented as follows:

	April 2, 2023	April 3, 2022
	$	$
Raw material shrink reserves	0.2	—
Finished goods shrink reserves	0.4	0.7
Raw material obsolete inventory reserves	20.5	5.8
Finished goods obsolete inventory reserves	22.1	17.1
Provision for obsolescence	43.2	23.6

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Amounts charged to cost of sales comprise the following:

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Cost of goods manufactured	392.1	350.1	334.9
Depreciation and amortization included in costs of sales	9.7	14.7	14.8
	401.8	364.8	349.7
Note 11.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
March 28, 2021	29.1	10.7	102.1	9.4	30.8	3.3	185.4
Additions	0.1	1.5	6.2	—	2.4	23.5	33.7
Disposals	(0.2)	(0.1)	—	—	(0.1)	(0.1)	(0.5)
Transfers	1.9	0.8	18.1	0.2	1.9	(22.9)	—
Impact of foreign currency translation	—	(0.1)	(1.3)	(0.2)	(0.2)	0.3	(1.5)
April 3, 2022	30.9	12.8	125.1	9.4	34.8	4.1	217.1
Additions	—	0.9	8.8	—	2.2	63.3	75.2
Additions from business combinations (note 5)	—	—	0.9	—	0.3	—	1.2
Disposals	—	(0.1)	(1.0)	—	(0.1)	—	(1.2)
Transfers	1.1	1.5	15.5	1.6	1.6	(21.3)	—
Impact of foreign currency translation	—	0.2	2.1	0.4	1.0	0.4	4.1
April 2, 2023	32.0	15.3	151.4	11.4	39.8	46.5	296.4

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 28, 2021	9.0	6.8	33.2	6.3	13.6	—	68.9
Depreciation	3.1	2.7	19.2	1.1	6.9	—	33.0
Disposals	—	(0.1)	—	—	—	—	(0.1)
Impairment losses	—	—	1.6	—	—	—	1.6
Impact of foreign currency translation	—	(0.1)	(0.1)	(0.1)	(0.2)	—	(0.5)
April 3, 2022	12.1	9.3	53.9	7.3	20.3	—	102.9
Depreciation	3.2	2.7	23.1	1.1	7.3	—	37.4
Disposals	—	(0.1)	(1.0)	—	(0.1)	—	(1.2)
Impairment losses	—	—	0.2	—	—	—	0.2
Impact of foreign currency translation	—	0.2	(0.1)	0.3	0.7	—	1.1
April 2, 2023	15.3	12.1	76.1	8.7	28.2	—	140.4

Net book value
April 3, 2022	18.8	3.5	71.2	2.1	14.5	4.1	114.2
April 2, 2023	16.7	3.2	75.3	2.7	11.6	46.5	156.0
Impairment losses for the year ended April 2, 2023 and April 3, 2022 were booked within the DTC segment as part of SG&A expenses in the statements of income.
Note 12.    Intangible assets
Intangible assets comprise the following:

	April 2, 2023	April 3, 2022
	$	$
Intangible assets with finite lives	19.3	6.4
Intangible assets with indefinite lives:
Brand name	115.5	115.5
Domain name	0.3	0.3
	135.1	122.2

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	Software	Intellectual property	Customer lists	Distribution rights	Total
Cost	$	$	$	$	$
March 28, 2021	5.6	17.9	—	—	23.5
Additions	2.9	0.3	—	—	3.2
April 3, 2022	8.5	18.2	—	—	26.7
Additions	1.8	0.1	—	—	1.9
Additions from business combinations (note 5)	—	—	7.7	7.2	14.9
April 2, 2023	10.3	18.3	7.7	7.2	43.5

	Software	Intellectual property	Customer lists	Distribution rights	Total
Accumulated amortization	$	$	$	$	$
March 28, 2021	2.2	12.3	—	—	14.5
Amortization	1.4	4.4	—	—	5.8
April 3, 2022	3.6	16.7	—	—	20.3
Amortization	1.8	0.7	0.7	0.7	3.9
April 2, 2023	5.4	17.4	0.7	0.7	24.2

Net book value
April 3, 2022	4.9	1.5	—	—	6.4
April 2, 2023	4.9	0.9	7.0	6.5	19.3
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
The Company completed its annual impairment tests for the years ended April 2, 2023 and April 3, 2022 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use (VIU) are consistent with the assumptions used to calculate VIU for goodwill (note 14).

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Note 13.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 28, 2021	253.3	36.7	18.4	308.4
Additions	49.4	—	0.4	49.8
Lease modifications	0.5	—	(1.2)	(0.7)
Impact of foreign currency translation	(6.9)	—	(0.2)	(7.1)
April 3, 2022	296.3	36.7	17.4	350.4
Additions	82.8	8.2	39.6	130.6
Additions from business combinations (note 5)	1.5	—	1.8	3.3
Lease modifications	2.4	—	—	2.4
Derecognition on termination	(1.8)	—	(1.0)	(2.8)
Impact of foreign currency translation	15.5	—	0.6	16.1
April 2, 2023	396.7	44.9	58.4	500.0

	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 28, 2021	58.8	9.9	6.0	74.7
Depreciation	47.3	5.3	4.0	56.6
Impairment losses	6.1	—	—	6.1
Impact of foreign currency translation	(2.1)	—	(0.1)	(2.2)
April 3, 2022	110.1	15.2	9.9	135.2
Depreciation	55.5	5.4	7.2	68.1
Derecognition on termination	(1.2)	—	(1.0)	(2.2)
Impairment losses	0.8	—	—	0.8
Impact of foreign currency translation	5.9	—	0.4	6.3
April 2, 2023	171.1	20.6	16.5	208.2

Net book value
April 3, 2022	186.2	21.5	7.5	215.2
April 2, 2023	225.6	24.3	41.9	291.8

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Impairment losses for the year ended April 2, 2023 and April 3, 2022 were booked within the DTC segment as part of SG&A expenses in the statements of income.
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 28, 2021	211.0	29.9	13.9	254.8
Additions	48.4	—	0.4	48.8
Lease modifications	0.5	—	(1.2)	(0.7)
Principal payments	(37.5)	(5.1)	(4.3)	(46.9)
Impact of foreign currency translation	(5.2)	—	(0.1)	(5.3)
April 3, 2022	217.2	24.8	8.7	250.7
Additions	82.1	8.2	39.6	129.9
Additions from business combinations (note 5)	1.5	—	1.7	3.2
Lease modifications	2.4	—	—	2.4
Derecognition on termination	(0.7)	—	—	(0.7)
Principal payments	(54.5)	(5.3)	(2.4)	(62.2)
Impact of foreign currency translation	11.2	—	0.3	11.5
April 2, 2023	259.2	27.7	47.9	334.8
Lease liabilities are classified as current and non-current liabilities as follows:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	49.7	5.8	3.0	58.5
Non-current lease liabilities	167.5	19.0	5.7	192.2
April 3, 2022	217.2	24.8	8.7	250.7

Current lease liabilities	64.7	6.1	5.3	76.1
Non-current lease liabilities	194.5	21.6	42.6	258.7
April 2, 2023	259.2	27.7	47.9	334.8
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or SG&A expenses on a straight-line or other systematic basis.
In the year ended April 2, 2023, $23.5m (April 3, 2022 - $21.5m, March 28, 2021 - $19.5m) of lease payments were not included in the measurement of lease liabilities. The majority of this balance related to short-term leases and variable rent payments, net of rent concessions.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Note 14.    Goodwill
Goodwill arising from business combinations is as follows:

	April 2, 2023	April 3, 2022
	$	$
Opening balance	53.1	53.1
Business combination (note 5)	10.8	—
Goodwill	63.9	53.1
The Company has determined there to be eleven CGUs (April 3, 2022 - ten CGUs) for which goodwill and intangible assets are tested for impairment. The increase in CGUs from the comparative period is attributable to the recognition of the Japan Joint Venture which represents an additional CGU. No other changes were made to the existing CGUs from the previous year. The Company completed its annual impairment tests and concluded that there was no impairment in the years ended April 2, 2023 and April 3, 2022.
The following table outlines the goodwill allocation for the applicable CGUs for the current year:

	April 2, 2023	April 3, 2022
	$	$
North America DTC - Retail	11.7	11.7
North America DTC - e-Commerce	6.6	6.6
North America Wholesale	5.7	5.7
Asia Pacific DTC - Retail	9.8	9.8
Asia Pacific DTC - e-Commerce	2.6	2.6
Asia Pacific Wholesale	3.6	3.6
EMEA[1] DTC - Retail	4.3	4.3
EMEA[1] DTC - e-Commerce	2.8	2.8
EMEA[1] Wholesale	6.0	6.0
Japan Joint Venture	10.8	—
Goodwill	63.9	53.1
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
Key Assumptions
The key assumptions used to calculate the VIU are those regarding discount rate, revenue and gross margin growth rates, sales channel mix, and growth in SG&A expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 39.4% for each CGU. Because the VIU amount exceeds the CGUs’ asset carrying amount, the CGU is not impaired and the fair value less costs of disposition has not been calculated.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Cash flow projections were discounted using the Company’s weighted average cost of capital, determined to be 12.67% (April 3, 2022 - 11.14%) based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, country-specific risk premium, a cost of debt based on comparable corporate bond yields and the capital structure of the Company. Cash flow projections are based on management’s most recent forecasts over a five year period. A long term growth rate of 2% has been applied to cash flows beyond the forecasted period.
Note 15.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	April 2, 2023	April 3, 2022
	$	$
Trade payables	60.1	63.9
Accrued liabilities	82.4	67.0
Employee benefits	21.9	26.5
Derivative financial instruments	3.3	10.4
ASPP liability (note 18)	20.0	—
Other payables	7.9	8.4
Accounts payable and accrued liabilities	195.6	176.2
Note 16.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, sales returns, and asset retirement obligations.
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

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)

	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
March 28, 2021	26.4	13.7	5.5	45.6
Additional provisions recognized	10.0	15.1	2.2	27.3
Reductions resulting from settlement	(7.2)	(14.4)	—	(21.6)
Release of provisions	—	(1.2)	—	(1.2)
Other	—	(0.3)	—	(0.3)
April 3, 2022	29.2	12.9	7.7	49.8
Additional provisions recognized	7.6	10.8	4.1	22.5
Reductions resulting from settlement	(6.4)	(7.5)	—	(13.9)
Release of provisions	—	(1.3)	—	(1.3)
Other	—	0.7	0.3	1.0
April 2, 2023	30.4	15.6	12.1	58.1
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	April 2, 2023	April 3, 2022
	$	$
Current provisions	21.6	18.5
Non-current provisions	36.5	31.3
	58.1	49.8
Note 17.    Borrowings
Amendments to borrowings
As of June 30, 2023, LIBOR rates will cease to be published for U.S Dollars. As a result, the Company must transition U.S dollar contracts currently applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). This includes the revolving facility, the term loan and the interest rate swaps. See “Note 4. Changes in Accounting Policies” for a description of the IBOR Reform.
Subsequent to the year ended April 2, 2023, on May 15, 2023, the Company entered into a further amendment to the revolving facility and the term loan. Following the amendment, the revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier). The revolving facility now matures on May 15, 2028. Following the amendment, the term loan has an interest rate of SOFR plus a an applicable margin of 3.50% payable quarterly in arrears and SOFR may not be less than 0.75%.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The revolving facility matures on June 3, 2024. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at April 2, 2023, the Company had repaid all principal amounts owing on the revolving facility (April 3, 2022 - $nil). As at April 2, 2023, no interest and administrative fees remain outstanding (April 3, 2022 - $0.5m). Deferred financing charges in the amounts of $0.5m (April 3, 2022 - $0.9m), were included in other long-term liabilities. As at and during the year ended April 2, 2023, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the revolving facility of $238.4m as at April 2, 2023 (April 3, 2022 - $191.8m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at April 2, 2023, the Company had letters of credit outstanding under the revolving facility of $1.8m (April 3, 2022 - $4.6m).
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility. The facility has an aggregate principal amount of USD300.0m, with quarterly repayments of USD0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, as at the year ended April 2, 2023, the facility has an interest rate of LIBOR plus an applicable margin of 3.50% payable quarterly in arrears and LIBOR may not be less than 0.75%. The Company incurred transaction costs of $0.9m related to the facility which are being amortized using the effective interest rate method over the term to maturity.
Voluntary prepayments of amounts owing under the term loan may be made at any time without premium or penalty but once repaid may not be reborrowed. As at April 2, 2023, the Company had USD293.3m (April 3, 2022 - USD296.3m) aggregate principal amount outstanding under the term loan. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended April 2, 2023, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The amount outstanding with respect to the term loan is as follows:

	April 2, 2023	April 3, 2022
	$	$
Term loan	396.3	370.8
Unamortized portion of deferred transaction costs	(0.6)	(0.8)
	395.7	370.0
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB310.0m ($61.0m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, plus 0.15% per annum, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at April 2, 2023, the Company had $9.8m (RMB50.0m) owing on the Mainland China Facilities (April 3, 2022 - $nil (RMBnil)).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($40.7m) ("Japan Facility") with a floating interest rate of JBA TIBOR plus an applicable margin of 0.3%. The term of the facility is twelve months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at April 2, 2023, the Company had $13.7m (JPY1,350.0m) owing on the Japan Facility.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Short-term borrowings
As at April 2, 2023, the Company has short-term borrowings in the amount of $27.6m. Short-term borrowings include $9.8m (April 3, 2022 - $nil) owing on the Mainland China Facilities, $13.7m (April 3, 2022 - $nil) owing on the Japan Facility, and $4.1m (April 3, 2022 - $3.8m) for the current portion of the quarterly principal repayments on the term loan. Short-term borrowings are all due within the next 12 months.
Net interest, finance and other costs consist of the following:

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Interest expense
Mainland China Facilities	0.5	0.4	0.2
Japan Facility	0.1	—	—
Revolving facility	1.1	1.8	3.1
Term loan	18.8	17.4	14.4
Lease liabilities	11.6	9.1	9.5
Standby fees	1.8	0.9	1.4
Acceleration of unamortized costs on debt extinguishment	—	9.5	1.1
Fair value remeasurement on the put option liability (note 5)	10.9	—	—
Fair value remeasurement on the contingent consideration (note 5)	(2.9)	—	—
Interest income	(0.9)	(0.4)	(0.7)
Other costs	1.0	0.3	1.9
Net interest, finance and other costs	42.0	39.0	30.9
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
April 2, 2023
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
Share capital transactions for the year ended April 2, 2023
Normal course issuer bid
The Board of Directors has authorized the Company to initiate a normal course issuer bid ("NCIB"), in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 5,421,685 subordinate voting shares over the 12-month period from November 22, 2022 to November 21, 2023. Purchased subordinate voting shares will be cancelled.
In connection with the NCIB, the Company also entered an automatic share purchase plan (“ASPP”) under which a designated broker may purchase subordinate voting shares under the NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the ASPP or upon the date of expiry of the NCIB.
During the year ended April 2, 2023, the Company purchased 1,152,802 subordinate voting shares for cancellation for total cash consideration of $26.7m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $25.4m charged to retained earnings. Of the 1,152,802 subordinate voting shares purchased, 821,622 were purchased under the ASPP for total cash consideration of $20.0m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the ASPP was $20.0m as at April 2, 2023. The amount was charged to contributed surplus. Subsequent to the year ended April 2, 2023, the Company purchased an additional 250,100 subordinate voting shares for cancellation for total cash consideration of $6.2m under the ASPP. As at the filing date of this report, the remaining liability to the designated broker is $nil.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
April 3, 2022	51,004,076	1.4	54,190,432	117.1	105,194,508	118.5
Purchase of subordinate voting shares	—	—	(1,103,102)	(2.4)	(1,103,102)	(2.4)
Purchase of subordinate voting shares held for cancellation	—	—	(49,700)	(0.1)	(49,700)	(0.1)
Total share purchases	—	—	(1,152,802)	(2.5)	(1,152,802)	(2.5)
Exercise of stock options	—	—	60,248	—	60,248	—
Settlement of RSUs	—	—	87,034	2.7	87,034	2.7
Total share issuances	—	—	147,282	2.7	147,282	2.7
April 2, 2023	51,004,076	1.4	53,184,912	117.3	104,188,988	118.7
Share capital transactions for the year ended April 3, 2022
The Company previously maintained another NCIB in relation to its subordinate voting shares. The Company was authorized to make purchases from August 20, 2021 to August 19, 2022, in accordance with the requirements of the TSX. The Board of Directors of the Company had authorized the Company to repurchase up to 5,943,239 subordinate voting shares, representing approximately 10.0% of the issued and outstanding subordinate voting shares as at August 6, 2021. Purchases were made during the validity of such NCIB by means of open market transactions on the TSX, the NYSE and one Canadian alternative trading system.
During the year ended April 3, 2022, the Company purchased 5,636,763 subordinate voting shares for cancellation for total cash consideration of $253.2m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $241.3m charged to retained earnings.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 28, 2021	51,004,076	1.4	59,435,079	119.1	110,439,155	120.5
Purchase of subordinate voting shares	—	—	(5,636,763)	(11.9)	(5,636,763)	(11.9)
Total share purchases	—	—	(5,636,763)	(11.9)	(5,636,763)	(11.9)
Exercise of stock options	—	—	342,148	8.5	342,148	8.5
Settlement of RSUs	—	—	49,968	1.4	49,968	1.4
Total share issuances	—	—	392,116	9.9	392,116	9.9
April 3, 2022	51,004,076	1.4	54,190,432	117.1	105,194,508	118.5

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Share capital transactions for the year ended March 28, 2021
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 29, 2020	51,004,076	1.4	58,999,182	113.3	110,003,258	114.7
Exercise of stock options	—	—	422,511	5.3	422,511	5.3
Settlement of RSUs	—	—	13,386	0.5	13,386	0.5
Total share issuances	—	—	435,897	5.8	435,897	5.8
March 28, 2021	51,004,076	1.4	59,435,079	119.1	110,439,155	120.5
Note 19.    Share-based payments
Stock options
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. All Legacy Plan options have fully vested or been cancelled prior to the year ended April 2, 2023. No new options will be issued under the Legacy Plan.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	Year ended
	April 2, 2023		April 3, 2022
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$42.99	2,722,690	$38.32	2,498,973
Granted to purchase shares	$24.63	1,580,506	$48.92	739,420
Exercised	$0.23	(60,248)	$20.73	(342,148)
Cancelled	$40.66	(187,749)	$44.94	(173,555)
Options outstanding, end of period	$36.58	4,055,199	$42.99	2,722,690

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The following table summarizes information about stock options outstanding and exercisable at April 2, 2023:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	57,271	1.0	57,271	1.0
$1.79	44,307	1.9	44,307	1.9
$4.62	22,221	3.0	22,221	3.0
$8.94	122,221	3.8	122,221	3.8
$23.64	42,576	4.4	42,576	4.4
$23.77	12,285	9.2	—	0.0
$24.64	1,518,126	9.2	—	0.0
$30.73	48,730	4.2	48,730	4.2
$31.79	35,622	4.6	35,622	4.6
$33.97	700,955	7.2	292,563	7.2
$45.34	39,055	6.2	27,933	6.2
$46.38	8,573	6.6	5,715	6.6
$48.21	11,045	8.4	2,761	8.4
$48.93	616,670	8.2	154,136	8.2
$50.00	250,000	7.2	125,000	7.2
$63.03	359,157	6.0	269,359	6.0
$83.53	166,385	5.2	166,385	5.2
	4,055,199	7.5	1,416,800	5.8
Restricted share units
Under the Omnibus Plan, the Company has granted RSUs to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	Year ended
	April 2, 2023	April 3, 2022
	Number	Number
RSUs outstanding, beginning of period	215,590	137,117
Granted	209,187	152,320
Settled	(87,034)	(49,968)
Cancelled	(19,661)	(23,879)
RSUs outstanding, end of period	318,082	215,590

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
During the second quarter ended October 2, 2022, the Company amended the Omnibus Plan to replenish and increase the number of shares reserved for issuance under the plan by the addition of 5,266,699 subordinate voting shares of the Company.
As at April 2, 2023, subordinate voting shares, to a maximum of 6,631,917 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the year ended April 2, 2023, the Company recorded $15.0m as contributed surplus and compensation expense for stock options and RSUs (April 3, 2022 - $14.0m, March 28, 2021 - $11.3m). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Year ended
	April 2, 2023	April 3, 2022
Weighted average stock price valuation	$24.63	$48.92
Weighted average exercise price	$24.63	$48.92
Risk-free interest rate	2.52%	0.44%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$7.86	$14.36
Note 20.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended April 2, 2023, the Company had transactions with related parties of $1.3m (April 3, 2022 - $1.7m, March 28, 2021 - $1.2m) from companies related to certain shareholders. Net balances owing to related parties as at April 2, 2023 were $0.4m (April 3, 2022 - $0.3m).
A lease liability due to the previous controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $3.1m as at April 2, 2023 (April 3, 2022 - $3.8m). During the year ended April 2, 2023, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $1.4m (April 3, 2022 - $1.4m, March 28, 2021 - $1.2m). No amounts were owing to Baffin entities as at April 2, 2023 and April 3, 2022.
Lease liabilities due to the non-controlling shareholder of the Japan Joint Venture, Sazaby League, for leased premises, was $2.7m as at April 2, 2023. During the year ended April 2, 2023, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $5.9m. Balances owing to Sazaby League as at April 2, 2023 were $0.2m.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Pursuant to the Joint Venture Agreement, during the year ended April 2, 2023 the Company sold inventory of $11.9m to Sazaby League for repurchase by the Japan Joint Venture for inventory fulfillment. There was no outstanding receivable from Sazaby League as at April 2, 2023. During the year ended April 2, 2023, the Japan Joint Venture repurchased $11.9m of inventory from Sazaby League. The Japan Joint Venture had no amounts owing to Sazaby League as at April 2, 2023. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions.
During the year ended April 2, 2023, the Japan Joint Venture sold inventory of $1.7m to companies wholly owned by Sazaby League. As at April 2, 2023, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies.
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors.
Key management compensation
Key management consists of the Board of Directors, the Chairman and Chief Executive Officer and the executives who report directly to the Chairman and Chief Executive Officer.

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Short term employee benefits	10.1	12.5	13.2
Long term employee benefits	0.1	0.1	0.1
Share-based compensation	11.2	11.5	8.6
Compensation expense	21.4	24.1	21.9
Note 21.    Financial instruments and fair values
The Company’s derivative financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined, in particular, the valuation technique(s) and inputs used.

Notes to the Consolidated Financial Statements
April 2, 2023
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

Revolving facility, term loan and Japan Facility	Level 2
The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.

Mainland China Facilities	Level 3	The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.
Put option liability	Level 3	The fair value is based on the present value of the amount expected to be paid to the non-controlling shareholder if the put option is exercised.
Contingent consideration	Level 3	The fair value of the applicable contingent consideration is determined based on the estimated financial outcome and the resulting expected contingent consideration to be paid, discounted using an appropriate rate.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	April 2, 2023					April 3, 2022
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	12.4	—	12.4	12.4	—	9.5	—	9.5	9.5
Derivatives included in other long-term assets	—	12.4	—	12.4	12.4	—	20.4	—	20.4	20.4
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	3.3	—	3.3	3.3	—	10.4	—	10.4	10.4
Mainland China Facilities	—	—	9.8	9.8	9.8	—	—	—	—	—
Japan Facility	—	13.7	—	13.7	13.7	—	—	—	—	—
Derivatives included in other long-term liabilities	—	6.0	—	6.0	6.0	—	23.1	—	23.1	23.1
Revolving facility	—	—	—	—	—	—	—	—	—	—
Term loan	—	395.7	—	395.7	433.1	—	370.0	—	370.0	386.9
Put option liability included in other long-term liabilities (note 5)	—	—	32.1	32.1	32.1	—	—	—	—	—
Contingent consideration included in other long-term liabilities (note 5)	—	—	16.8	16.8	16.8	—	—	—	—	—
As at April 2, 2023, there were no transfers between the levels of the fair value hierarchy.
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
April 2, 2023
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
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the revolving facility, the Mainland China Facilities, and Japan Facility as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at April 2, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	195.6	—	—	—	—	—	195.6
Mainland China Facilities	9.8	—	—	—	—	—	9.8
Japan Facility	13.7	—	—	—	—	—	13.7
Term loan	4.1	4.1	4.1	4.1	379.9	—	396.3
Interest commitments relating to borrowings[1]	34.7	34.3	34.3	34.3	17.2	—	154.8
Lease obligations	85.3	78.2	60.6	51.7	37.5	102.0	415.3
Pension obligation	—	—	—	—	—	1.6	1.6
Total contractual obligations	343.2	116.6	99.0	90.1	434.6	103.6	1,187.1
1    Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility, and the term loan of 3.30%, 0.33%, and 8.66% respectively, as at April 2, 2023.
As at April 2, 2023, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, as well as the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Within the facility, letters of guarantee are available for terms of up to twelve months from the date of issuance and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At April 2, 2023, the Company had $6.4m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at April 2, 2023 the amount outstanding was $9.5m. Amounts will be used to support retail operations through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at April 2, 2023, accounts receivable totaling approximately $10.3m (April 3, 2022 - $8.1m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of loss for up to 45% of trade accounts receivable for certain designated customers for a maximum of JPY450.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k. As at April 2, 2023, trade accounts receivable totalling approximately $0.7m (JPY72.8m) were insured subject to the policy cap.
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at April 2, 2023, customer deposits of $0.2m (April 3, 2022 - $0.2m) were included in accounts payable and accrued liabilities.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The aging of trade receivables was as follows:

			Past due
	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	30.4	22.2	4.4	1.1	2.7
Credit card receivables	2.5	2.5	—	—	—
Other receivables	19.5	18.9	0.5	—	0.1
April 2, 2023	52.4	43.6	4.9	1.1	2.8

Trade accounts receivable	22.0	14.4	2.8	2.1	2.7
Credit card receivables	2.5	2.5	—	—	—
Other receivables	19.3	9.5	—	—	9.8
April 3, 2022	43.8	26.4	2.8	2.1	12.5
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
For the year ended April 2, 2023, the Company received total cash proceeds from the sale of trade accounts receivable with carrying values of $45.7m which were derecognized from the Company's statement of financial position (April 3, 2022 - $26.6m). Fees of $0.3m were incurred during the year ended April 2, 2023 (April 3, 2022 - less than $0.1m) and included in net interest, finance and other costs in the statements of income. As at April 2, 2023, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service was $1.1m (April 3, 2022 - $2.0m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars and since the establishment of the Japan Joint Venture on April 4, 2022, Japanese yen. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the fourth quarter of fiscal 2023, the Company executed the operating cash flow hedge program for the fiscal year ending March 31, 2024.
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
The Company recognized the following unrealized losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

Year ended
	April 2, 2023		April 3, 2022		March 28, 2021
	Net loss	Tax recovery	Net loss	Tax expense	Net loss	Tax expense
	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(3.7)	0.9	(4.5)	(0.1)	(0.3)	(1.1)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
Loss (gain) from other comprehensive income	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	5.5	3.9	3.3
SG&A expenses	0.1	(0.4)	(0.2)
Inventory	0.8	(0.9)	(0.9)

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
During the year ended April 2, 2023, an unrealized gain of $4.5m (April 3, 2022 - unrealized gain of $4.7m, March 28, 2021 - unrealized gain of $6.4m) on forward exchange contracts that were not treated as hedges was recognized in SG&A expenses in the statements of income.
Foreign currency forward exchange contracts outstanding as at April 2, 2023 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	146.7	U.S. dollars
		€187.5	euros
		¥2,055.6	Japanese yen
Forward contract to sell Canadian dollars	USD	77.9	U.S. dollars
		€94.7	euros

Forward contract to purchase euros	CNY	878.9	Chinese yuan
		£41.6	British pounds sterling
	HKD	106.1	Hong Kong dollars
	CHF	1.2	Swiss francs

Forward contract to sell euros	CHF	10.9	Swiss francs
		£9.2	British pounds sterling
	CNY	193.2	Chinese yuan
	HKD	118.7	Hong Kong dollars
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the term loan denominated in U.S. dollars (note 17). The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving USD270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Year ended
	April 2, 2023		April 3, 2022		March 28, 2021
	Net gain	Tax expense	Net gain	Tax expense	Net (loss) gain	Tax (expense) recovery
	$	$	$	$	$	$
Swaps designated as cash flow hedges	4.1	(0.8)	13.2	(4.5)	(0.9)	(0.5)
Euro-denominated cross-currency swap designated as a net investment hedge	—	—	—	—	0.2	0.1

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to SG&A expenses:

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
Loss from other comprehensive income	$	$	$
Swaps designated as cash flow hedges	0.5	0.9	5.6
During the year ended April 2, 2023, an unrealized gain of $17.5m (April 3, 2022 - unrealized loss of $4.6m, March 28, 2021 - unrealized loss of $21.7m) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance has been recognized in SG&A expenses in the statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, and the term loan, which currently bear interest rates at 3.30%, 0.33%, and 8.66%, respectively.
The Company entered into five-year interest rate swaps by fixing the LIBOR component of its interest rate at 0.95% on notional debt of USD270.0m. The swaps terminate on December 31, 2025. Subsequent to the Repricing Amendment, the applicable interest rate on the interest rate swaps is 4.45%. The interest rate swaps were designated at inception and accounted for as cash flow hedges.
On March 17, 2023 the Company chose to de-designate and unwind a interest rate swaps with a notional of USD90.0m and recognized a new interest rate swap effective on March 31, 2023 for the same notional amount. The remaining swaps will continue to have an applicable interest rate of 4.45%. The new swap contract hedges interest rate risk associated with the Company’s 3-month USD-LIBOR interest payments using a pay fixed/receive float interest rate swap to eliminate variability in the USD-LIBOR swap rate. As a result of the termination, the Company received cash settlement of USD6.3m ($8.6m) for this contract.
Interest rate risk on the term loan is partially mitigated by interest rate swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of borrowings at that time.
Based on the weighted average amount of outstanding borrowings, a 1.00% increase in the average interest rate during the year ended April 2, 2023 would have increased interest expense as follows:

	Year ended
	April 2, 2023	April 3, 2022
	$	$
Mainland China Facilities	0.1	0.1
Japan Facility	0.3	—
Term loan	3.9	3.7

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Note 23.     Selected cash flow information
Changes in non-cash operating items

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Trade receivables	(4.6)	(8.7)	(10.4)
Inventories	(49.9)	(60.7)	67.0
Other current assets	(9.4)	(3.4)	5.8
Accounts payable and accrued liabilities	(16.8)	(8.5)	28.2
Provisions	9.0	3.7	8.2
Other	(3.7)	(5.2)	5.7
Change in non-cash operating items	(75.4)	(82.8)	104.5

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving facility	Term loan	Lease liabilities	Net derivative asset on terminated contracts	Share capital
	$	$	$	$	$	$	$
April 3, 2022	—	—	(0.9)	370.0	250.7	(7.3)	118.5
Cash flows:
Cash inflow from business combination	—	19.4	—	—	3.2	—	—
Mainland China Facilities borrowings	9.8	—	—	—	—	—	—
Japan Facility repayments	—	(5.7)	—	—	—	—	—
Term loan repayments	—	—	—	(4.0)	—	—	—
Subordinate voting shares purchased and cancelled under NCIB	—	—	—	—	—	—	(26.7)
Principal payments on lease liabilities	—	—	—	—	(62.2)	—	—
Settlement of term loan derivative contracts	—	—	—	—	—	8.6	—
Non-cash items:
Amortization of deferred transaction costs	—	—	0.4	0.2	—	—	—
Fair market valuation	—	—	—	—	—	(0.6)	—
Unrealized foreign exchange loss (gain)	—	—	—	29.5	11.5	(0.7)	—
Additions and amendments to lease liabilities (note 13)	—	—	—	—	132.3	—	—
Derecognition on termination of lease liabilities (note 13)	—	—	—	—	(0.7)	—	—
Share purchase charge to retained earnings (note 18)	—	—	—	—	—	—	24.3
Purchase of subordinate voting shares held for cancellation (note 18)	—	—	—	—	—	—	(0.1)
Contributed surplus on exercise of stock options (note 18)	—	—	—	—	—	—	2.7
April 2, 2023	9.8	13.7	(0.5)	395.7	334.8	—	118.7

Notes to the Consolidated Financial Statements
April 2, 2023
(in millions of Canadian dollars, except share and per share data)

	Revolving facility	Term loan	Lease liabilities	Share capital
	$	$	$	$
March 28, 2021	(1.7)	367.8	254.8	120.5
Cash flows:
Term loan repayments	—	(4.7)	—	—
Transactions costs on financing activities	—	(1.0)	—	—
Subordinate voting shares purchased and cancelled under NCIB	—	—	—	(253.2)
Principal payments on lease liabilities	—	—	(46.9)	—
Issuance of shares	—	—	—	7.1
Non-cash items:
Amortization of deferred transaction costs	0.8	0.2	—	—
Acceleration of unamortized costs on term loan extinguishment	—	9.5	—	—
Unrealized foreign exchange gain	—	(1.8)	(5.3)	—
Additions and modifications to lease liabilities (note 13)	—	—	48.1	—
Share purchase charge to retained earnings (note 18)	—	—	—	241.3
Contributed surplus on exercise of stock options (note 18)	—	—	—	2.8
April 3, 2022	(0.9)	370.0	250.7	118.5

Note 24.     Subsequent Events
Subsequent to the year ended April 2, 2023, on May 15, 2023, the Company entered into a further amendment to the revolving facility and the term loan. Following the amendment, the revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier). The revolving facility now matures on May 15, 2028. Following the amendment, the term loan has an interest rate of SOFR plus a an applicable margin of 3.50% payable quarterly in arrears and SOFR may not be less than 0.75%.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF
CANADA GOOSE HOLDINGS INC.
(PARENT COMPANY)
All operating activities of Canada Goose Holdings Inc. (the “Parent Company”) are conducted by its subsidiaries. The Parent Company is a holding company and does not have any material assets or conduct business operations other than investments in its subsidiaries. The credit agreement of Canada Goose Inc., a wholly owned subsidiary of the Parent Company, contains provisions whereby Canada Goose Inc. has restrictions on the ability to pay dividends, loan funds and make other upstream distributions to the Parent Company.
These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements. See the consolidated financial statements and notes presented above for additional information and disclosures with respect to these condensed financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in millions of Canadian dollars)

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Equity in comprehensive income of subsidiary	97.5	88.6	74.7
Fee income (expense) from subsidiary	10.2	10.8	(1.3)
	107.7	99.4	73.4
Selling, general and administration expenses	16.8	16.9	13.1
Net interest, finance and other costs	0.5	1.9	—
Income before income taxes	90.4	80.6	60.3
Income tax recovery	(1.6)	(2.0)	(4.7)
Net income	92.0	82.6	65.0

Attributable to:
Shareholders of the Company	95.7	82.6	65.0
Non-controlling interest	(3.7)	—	—
Net income	92.0	82.6	65.0
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in millions of Canadian dollars)

	April 2, 2023	April 3, 2022
Assets	$	$
Current assets
Cash	6.9	0.3
Total current assets	6.9	0.3
Note receivable from subsidiary	76.4	60.5
Investment in subsidiary	468.9	638.2
Deferred income taxes	10.9	9.3
Total assets	563.1	708.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	20.1	0.6
Due to subsidiary	44.3	279.8
Other non-current liabilities	21.2	—
Total liabilities	85.6	280.4
Equity
Equity attributable to shareholders of the Company	469.5	427.9
Non-controlling interests	8.0	—
Total equity	477.5	427.9
Total liabilities and equity	563.1	708.3
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in millions of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings	Total attributable to shareholders	Non-controlling interest	Total
	$	$	$	$	$	$
Balance at March 29, 2020	114.7	15.7	366.9	497.3	—	497.3
Issuance of shares	5.8	(1.8)	—	4.0	—	4.0
Net income	—	—	65.0	65.0	—	65.0
Share-based payment	—	11.3	—	11.3	—	11.3
Balance at March 28, 2021	120.5	25.2	431.9	577.6	—	577.6
Normal course issuer bid purchase of subordinate voting shares	(11.9)	—	(241.3)	(253.2)	—	(253.2)
Issuance of shares	9.9	(2.8)	—	7.1	—	7.1
Net income	—	—	82.6	82.6	—	82.6
Share-based payment	—	14.0	—	14.0	—	14.0
Deferred tax on share-based payment	—	(0.2)	—	(0.2)	—	(0.2)
Balance at April 3, 2022	118.5	36.2	273.2	427.9	—	427.9
Non-controlling interest on business combination	—	—	—	—	11.7	11.7
Put option for non-controlling interest	—	—	(21.2)	(21.2)	—	(21.2)
Normal course issuer bid purchase of subordinate voting shares	(2.4)	—	(24.3)	(26.7)	—	(26.7)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	(0.1)	—	(1.1)	(1.2)	—	(1.2)
Liability to broker under automatic share purchase plan	—	(20.0)	—	(20.0)	—	(20.0)
Issuance of shares	2.7	(2.7)	—	—	—	—
Net income	—	—	95.7	95.7	(3.7)	92.0
Share-based payment	—	15.0	—	15.0	—	15.0
Balance at April 2, 2023	118.7	28.5	322.3	469.5	8.0	477.5
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in millions of Canadian dollars)

	Year ended
	April 2, 2023	April 3, 2022	March 28, 2021
	$	$	$
Operating activities
Net income	92.0	82.6	65.0
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(97.5)	(88.6)	(74.7)
Net interest expense	0.5	1.9	—
Income tax recovery	(1.6)	(2.0)	(4.7)
Share-based compensation	15.0	14.0	11.3
	8.4	7.9	(3.1)
Changes in assets and liabilities	(493.5)	(20.2)	2.8
Intercompany accounts payable	240.0	242.5	—
Net cash (used in) from operating activities	(245.1)	230.2	(0.3)
Investing activities
Dividend received	198.4	—	—
Investment in shares of subsidiary	80.0	—	—
Net cash from investing activities	278.4	—	—
Financing activities
Subordinate voting shares purchased and cancelled under NCIB	(26.7)	(241.3)	—
Exercise of stock options	—	7.1	4.0
Net cash (used in) from financing activities	(26.7)	(234.2)	4.0
Increase (decrease) in cash	6.6	(4.0)	3.7
Cash, beginning of year	0.3	4.3	0.6
Cash, end of year	6.9	0.3	4.3
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Notes to the Condensed Financial Statements
(in millions of Canadian dollars)

1.BASIS OF PRESENTATION
The Parent Company is a holding company that conducts substantially all of its business operations through its subsidiaries. The Parent Company (a British Columbia corporation) was incorporated on November 21, 2013.
The Parent Company has accounted for the earnings of its subsidiaries under the equity method in these unconsolidated condensed financial statements.
2.TRANSACTIONS WITH SUBSIDIARIES
The Parent Company received cash dividends from its consolidated subsidiaries totaling $198.4m during the year ended April 2, 2023, and no dividends were received for the years ended April 3, 2022 and March 28, 2021, respectively.
3.COMMITMENTS AND CONTINGENCIES
The Parent Company has no material commitments or contingencies during the reported periods.
4.SHAREHOLDERS’ EQUITY
See the Annual Consolidated Financial Statements note 18 Shareholders’ equity during the year ended April 2, 2023.