Form 20-F
period 2024-03-31
Canada Goose Holdings Inc.
filed 2024-05-16
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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
Floor 22, 100 Queens Quay East
Toronto, Ontario, Canada M5E 1V3

(Address of principal executive offices)
David M. Forrest
General Counsel
Floor 22, 100 Queens Quay East
Toronto, Ontario, Canada M5E 1V3
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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 31, 2024, 45,528,438 subordinate voting shares and 51,004,076 multiple voting shares were issued and outstanding.

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
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended March 31, 2024, April 2, 2023 and April 3, 2022 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).
Our fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 was the first 53-week fiscal year, which ended on April 3, 2022. Fiscal 2024 is a 52-week fiscal year.
Unless otherwise indicated in this Annual Report, all references to: "fiscal 2022" are to the 53-week period ended April 3, 2022; "fiscal 2023" are to the 52-week period ended April 2, 2023; and "fiscal 2024" are to the 52-week period ended March 31, 2024.
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

CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This Annual Report contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “target,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
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
•the continued absence of material global supply chain disruptions to our business and our ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and
•the absence of material adverse changes in our industry or the global economy.
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
•our ability to manage inventory and forecast our inventory need, which we continue to monitor, and to manage our production distribution networks. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events, which may further affect general economic and operating conditions;
•fluctuations in raw material costs, interest rates and currency exchange rates;
•we may be unable to maintain effective internal controls over financial reporting; and
•our ability to successfully execute our Transformation program.
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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Risks Related to our Business
A downturn in the global economy, including as a result of recent geopolitical events and general economic conditions such as inflation, will likely affect or has substantially affected and will likely continue to affect, consumer purchases of discretionary items, which could materially harm our sales, profitability, and financial condition.
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
Recent geopolitical events and general economic conditions, such as rising inflation and interest rates, has led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. If global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. Unstable political conditions, civil unrest, armed conflicts or events of extreme violence, including the ongoing conflicts in the Middle East and Ukraine, and any escalation thereof, and related economic and other retaliatory measures taken by Canada, the United States, the European Union and others, may disrupt commerce globally and could negatively affect our business and results of operations. The risk of recession in one or several of the countries where we operate is growing, notably in light of the significant increase of interest and inflation rates, and could further have an adverse impact on our business and results of operations.
Our growth strategy continues to involve expansion of our Direct-to-Consumer (“DTC”) channel, including retail stores and e-Commerce, which may present risks and challenges.
Our business has continued to evolve from one in which we only distributed products on a wholesale basis for resale by others to a multi-channel distribution model. As of March 31, 2024, our DTC channel includes 57 national e-Commerce markets and 68 directly operated permanent retail stores across North America, Europe, and Asia Pacific. Our global DTC expansion has been the largest driver of operational and financial growth historically. We expect this to continue in the future.
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

Our business depends on our strong brand and reputation, as well as our ability to maintain and enhance our brand.
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
We anticipate that, as our business continues to expand into new markets and new product categories and as the market becomes increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. Conversely, as we penetrate these new markets and our brand becomes more widely available, it could potentially detract from the appeal stemming from the scarcity of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, counterfeit products, unfair labour practices, and failure to protect the intellectual property rights in our brand are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to be a leader in our industry and to continue to offer a range of high-quality products to our customers, which we may not execute successfully. Any of these factors could harm our sales, profitability or financial condition.
A key element of our growth strategy is the expansion of our product offerings into new product categories. We may be unsuccessful in designing products that meet our customers’ expectations for our brand or that are attractive to new customers. If we are unable to anticipate customer preferences or industry changes, or if we are unable to modify our products on a timely basis or expand effectively into new product categories, we may lose customers or fail to gain new customers. Our ability to successfully implement our growth strategy may be affected by the global economic contraction, including as a result of ongoing geopolitical uncertainty and the rising inflationary pressures. As we expand into new geographic markets, consumers in these new markets may be less compelled by our brand image and may not be willing to pay a higher price to purchase our products as compared to traditional outerwear. Our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market.
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
Our success depends on our ability to anticipate trends and to identify and respond to new and changing consumer preferences.
In fiscal 2024, our core outerwear offering represented the majority of our sales. Consumer preferences often change rapidly. Therefore, our business is substantially dependent on our ability to attract customers who are willing to pay a premium for our products. Any future shifts in consumer preferences away from spending for our products would also have a material adverse effect on our results of operations.
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
As of March 31, 2024, we had $203.7m of unused borrowing capacity under our Revolving Facility (as defined below), with no principal amount outstanding, $393.1m of term loans under our Term Loan (as defined below), no amounts owing under the Mainland China Facilities, and $5.4m owing on our Japan Facility (as defined below), for total indebtedness of $398.5m. As at March 31, 2024, cash on hand was $144.9m (April 2, 2023 - $286.5m). We also generally experience significant fluctuations in our aggregate indebtedness and working capital over our operating cycle due to the seasonality in our business. Our debt could have important consequences, including:
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
The credit agreements governing our senior secured credit facilities contain a number of restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur certain liens, make investments and acquisitions, incur or guarantee additional indebtedness, pay dividends or make other distributions in respect of, or repurchase or redeem our shares, or enter into certain other types of contractual arrangements affecting our subsidiaries or indebtedness. In addition, the restrictive covenants in the credit agreement governing our Revolving Facility (as defined below) require us to maintain a minimum fixed charge coverage ratio if excess availability under our Revolving Facility (as defined below) falls below a specified threshold.
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
The markets in which we operate are highly competitive.
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
Our business could be harmed if we fail to manage our operations and future growth effectively, or if we fail to successfully execute our Transformation Program.
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
In the fourth quarter of fiscal 2023, we launched our Transformation Program with the aim to strengthen the foundation of our company to drive efficient and scalable operations and deliver strong revenue growth, which we believe will contribute to margin expansion over the long-term. This multiphase program includes the following workstreams: the organizational and operating model, stores, production and procurement, product, planning and supply chain, marketing and experience, and technology. If we are unable to successfully execute our Transformation Program, our business, financial condition and performance could be materially adversely affected.
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
Consumer purchases of outerwear are naturally heavily concentrated in the Fall / Winter season. As a result, the majority of our DTC revenue is recognized in the third and fourth fiscal quarter. Our wholesale revenue is weighted in the second and third fiscal quarters, when most orders are shipped to wholesale partners in time for the Fall/Winter season. Our net income is typically negative in the first quarter and reduced or negative in the fourth quarter.
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
Historical results, especially comparisons across fiscal quarters, should not be considered indicative of the results to be expected for any future periods. In addition to the seasonality of demand for our products, our financial performance is influenced by a number of factors which are difficult to predict and variable in nature. These include input cost volatility, the timing of consumer purchases, and wholesale deliveries, which very often shift between fiscal quarters, demand forecast accuracy, inventory availability, and the evolution of our channel mix, as well as external trends in weather, traffic and discretionary consumer spending.
A number of other factors which are difficult to predict could also affect the seasonality or variability of our financial performance. Therefore, you should not rely on the results of a single fiscal quarter as an indication of our annual results or future performance.
Our success depends on our ability to attract new customers and retain existing customers.
Our success depends, in part, on our ability to attract new customers. In order to expand our customer base, we must appeal to and attract consumers who identify with our brand and products. We have made significant investments in enhancing our brand and attracting new customers. We expect to continue to make significant investments to promote our current products to new customers and new products to current and new customers, including through our e-Commerce platforms and retail store presence. Such marketing investments can be expensive and may not result in increased sales. Further, as our brand becomes more widely known, we may not attract new customers as we have in the past. If we are unable to attract enough new customers, or grow revenues from existing customers, we may not be able to increase our sales.
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
Unexpected obstacles in new markets may limit our expansion opportunities, which could negatively impact our business and financial performance.
Our growth strategy has led to our expansion into markets outside of North America, including in developing markets. There are varying regulatory environments and market practices in these regions, and such regulations may be unfamiliar to us and we may experience unexpected barriers. It may take us time to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers’ tastes and preferences. In developing markets, potential challenges include relatively higher risk of political instability, economic volatility, crime, corruption and social unrest. Such challenges may be exacerbated in many cases by uncertainties regarding how local law is applied and enforced, and with respect to judiciary and administrative mechanism. Health concerns related to COVID-19 still give rise to uncertainties, and resurgences in new COVID-19 cases and/or the emergence and progression of new variants could cause governments to reintroduce restrictive measures. Other pandemics, epidemics and health risks could also occur, any of which could reduce traffic, result in temporary or permanent closures of stores, offices, and factories, could negatively impact the flow of goods, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics and other health risks could have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products.
We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our products by customers in these new international markets. In the event we fail to develop our business in new international markets or experience disappointing growth or undertake inadequate management of risks outside of existing markets, this could harm our business and results of operations.
Fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in our products from a limited number of third-party suppliers could cause us to incur increased costs or disrupt our manufacturing processes.
Our products require high quality raw materials, including polyester, nylon, blend fabrics and down. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason, including by reason of health concerns and global supply chain issues, could negatively impact our sales and have an adverse impact on our financial results.
In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations and availability, shipping, ability to import raw materials, increases in labour, fuel and raw material costs, production, weather trends, insurance and reputation, as well as natural disasters, public health emergencies, including epidemics, pandemics and other health concerns, and responsive actions thereto such as border closures, restrictions on product shipments and travel restrictions, or other catastrophic occurrences. A significant slowdown in the retail industry as a whole may also result in bankruptcies or permanent closures of some of our suppliers and other vendors. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards. Finally, raw materials and shipping costs have and may continue to increase as a result of inflation, recent geopolitical uncertainty and supply chain issues. Any such increases could adversely impact our financial performance if we are unable to offset such increases with price increases on our products.
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

Significant disruptions in supply from our current sources and disruptions of our supply chain could have a material adverse effect on our operating and financial results.
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
Disruptions in our supply chain capabilities, including due to trade restrictions, political instability, severe weather and natural disasters, epidemics, pandemics and other health concerns, war, labour shortages, reduced freight availability and increased costs, port disruptions, rising inflationary pressures and other factors, could impair our ability to distribute or manufacture products. These factors are beyond our control and to the extent we are unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on our operating and financial results.
Our business and results of operations could be harmed if we are unable to accurately forecast demand for our products.
To ensure adequate inventory supply, we forecast inventory needs, which are subject to seasonal and quarterly variations in consumer demand. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product. Our ability to forecast accurately has become increasingly important as we have expanded our DTC channel globally and could be affected by many factors outside of our control, including an increase or decrease in consumer demand for our products or for products of our competitors, in the event we fail to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and, therefore, consumer spending in the sector (for example, because of unexpected effects on inventory supply and consumer demand), and weakening of economic conditions or consumer confidence in future economic conditions. In our wholesale channel, the majority of orders delivered in a given fiscal year are received in the prior fiscal year, enabling us to manufacture inventory relative to a defined order book. In the DTC channel, we manufacture according to our forecasts of consumer demand. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The potential for overestimation is expected to increase as a larger portion of our sales comes through our DTC channel, and as we expand our product offerings. If we underestimate the demand for our products, we may not be able to produce products to meet demand, and this could result in delays in the shipment of our products and a potential failure to capitalize on demand, as well as damage to our reputation and wholesale partner relationships. In addition, failures to accurately predict the level of demand for our products could harm our profitability and financial condition.
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
As of March 31, 2024, approximately 37% of our employees are members of labour unions, comprised of active employees at 6 of our 10 operated manufacturing and warehouse facilities (comprised of 8 manufacturing facilities, 1 warehouse facility and 1 Baffin manufacturing facility). The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
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
A portion of our sales are to wholesale partners, directly and through distributors, and we depend on them to display and present our products to customers in our wholesale channel. Our failure or inadvertent failure to maintain our relationships with our existing wholesale partners could harm our business.
A portion of our sales are made to wholesale partners, either directly or indirectly, through distributors. Our wholesale partners service customers by stocking and displaying our products and explaining our product attributes. We have progressively shifted sales from our wholesale channel to our DTC channel to drive sustainable growth, better control our brand, and manage relationships with our customers. Nevertheless, our relationships with our existing wholesale partners are important to the authenticity of our brand and the marketing programs we continue to deploy.
If we fail to maintain relationships with our existing wholesale partners, they could decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our wholesale partners, and confirmed orders received from our wholesale partners may be difficult to enforce. Factors that could affect our ability to maintain our sales to these wholesale partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products, product expansions or changes in products (including the ceasing of the use of fur in our products); (c) unwillingness of our wholesale partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our wholesale partners; and (e) new, well-received product introductions by competitors. If we lose any of our existing wholesale partners, or if they reduce their purchases of our existing or new products, or their number of stores or operations are reduced, or they promote products of our competitors over ours, or they suffer financial difficulty or insolvency, our sales and profitability could be harmed. Financial difficulties experienced by our existing wholesale partners could further harm our business.
We cannot ensure that our wholesale partners will continue to purchase and carry our products in accordance with current practices or carry any new products that we develop. The recent decline in the overall retail sector, including disruptions related to the recent COVID-19 pandemic, has been challenging for our wholesale partners. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our wholesale partners and may cause such partners to reduce or discontinue orders of our products or be unable to pay us for products they have purchased from us. This has caused us to negotiate shortened payment terms and reduce credit limits in certain cases. If the overall retail environment continues to decline or if one or more of our existing wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
Our marketing programs, our e-Commerce initiatives and our collection, use and disclosure of transactional and personal information about our customers are governed by an evolving set of laws and enforcement trends and changes in those laws or trends. Our failure or inadvertent failure to comply with existing or future laws, could substantially harm our business and results of operations.
We collect, process, disclose, maintain and otherwise use data, including personal information about individuals, including data available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain, disclose and otherwise use this information, and our ability to do so is subject to evolving and increasingly demanding international, U.S., Canadian, Chinese, European legislation, jurisprudence, and regulatory guidelines such as the European Union’s General Data Privacy Regulation, Canada’s Personal Information Protection and Electronic Documents Act and China’s Personal Information Protection Law. In Canada and the United States multiple provinces and states have implemented personal information protection legislation. These information and privacy laws require companies to satisfy new data governance requirements including implementing appropriate security measures to protect the confidentiality, integrity, and availability of the personal information and allowing data subjects, depending on the jurisdiction, the right to access, correct or delete such data about themselves. Failure to comply with the data protection regulatory landscape could result in significant penalties. Companies are also facing an increasing number of class actions from consumer groups that claim loss or misuse of their personal information.
Although we strive to comply with all applicable laws and other security requirements related to privacy and information security, it is possible that these requirements are inconsistent from one jurisdiction to another. They may conflict with other rules or inadvertently not be reflected by our practices, our employees’ behaviour or our agreements with business partners. If so, we may suffer damage to our reputation and be subject to proceedings or actions against us by governmental entities or private parties, including a class of plaintiffs in the event of a class action. Any such proceeding or action could hurt our reputation, force us to spend significant amounts to defend our practices, distract our management or otherwise have an adverse effect on our business.
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
Our online activities, including our e-Commerce websites, may also be subject to denial of service or other forms of cyber-attacks. While we have taken measures we believe are reasonable to protect against those types of attacks, those measures may not adequately protect our online activities from such attacks. If a denial of service attack or other cyber event were to affect our e-Commerce sites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation, results of operations and financial condition may be adversely affected. Additionally, new and evolving data protection legislation could impose more onerous requirements that could increase the risks associated with data security breaches.
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
Most of our significant business functions reside at our headquarters in Toronto, Canada. Events such as public health emergencies, including epidemics and pandemics, extreme local weather, natural disasters, transportation strikes, acts of terrorism, significant economic disruptions or unexpected damage to the facility have resulted and could result in an unexpected disruption to our business as a whole. If a disruption of this type should occur, our ability to conduct our business could be adversely affected or interrupted entirely and adversely affect our financial and operating results.
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
Our future success also depends on our ability to attract, develop, and retain talent with the necessary knowledge, skills and experience and establish a positive work culture to maintain operations and institutional knowledge, and ensure we are competitive in our industry. Competition for experienced and well-qualified personnel is intense amidst a tight labour market with labour shortages and increased wage expectations. We, or the suppliers and service providers we rely on, may not be successful in attracting, hiring and retaining such personnel, which could impact our ability to remain competitive or operate efficiently and effectively. If we are unable to retain, hire, attract and motivate talented employees with the appropriate skill sets, or if changes to our organizational structure, operating results, or business model adversely affect morale or retention, we may not achieve our objectives and our results of operations could be adversely impacted.
We rely on credit card processors to receive payments, and are subject to payment-related risks.
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
Our products may include certain animal products, including goose and duck down in our outerwear and we previously included coyote fur on the hoods of some of our parkas, which has drawn the attention of animal welfare activists. As a result, we have been the target of protestors and activists in the past, including litigation commenced by such activists related to our use of certain animal products. While we ended the purchase of all fur at the end of 2021 and ceased manufacturing with fur at the end of 2022, we may continue to be targeted by protestors and activists in the future. We have been, and may in the future, also be impacted by widespread protests in any country or region that we trade.
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
The presentation currency for our consolidated financial statements is the Canadian dollar. Because we recognize sales in U.S. dollars, Euros, British pounds sterling, Swiss francs, Swedish kronor, Hong Kong dollars, Chinese yuan, and Japanese yen, if any of these currencies weakens against the Canadian dollar it would have a negative impact on our local operating results upon translation of those results into Canadian dollars for the purposes of financial statement consolidation. Although we engage in short-term hedging transactions for a portion of our foreign currency denominated cash flows to mitigate foreign exchange risks, depending upon changes in future currency rates, including those fluctuations derived from the broader impact on the global economy caused by rising inflationary pressures, rising interest rates and geopolitical uncertainty, such gains or losses could have a significant, and potentially adverse, effect on our results of operations. Foreign exchange variations have been significant in the past and current foreign exchange rates may not be indicative of future exchange rates. Significant variations in foreign exchange rates may also make hedging contracts ineffective for hedge accounting purposes in future periods.
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
Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, false or misleading advertising claims, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, public health emergencies (including epidemics and pandemics, such as the recent COVID-19 pandemic), cyber security events, human errors, political instability, social and labour unrest or war and similar events.
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
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of March 31, 2024, shareholders who hold multiple voting shares (Bain Capital and our Chairman and Chief Executive Officer (including their respective affiliates)), together hold approximately 91.8% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.
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
We are currently controlled by Bain Capital. As of March 31, 2024, Bain Capital beneficially owned approximately 60.5% of our outstanding multiple voting shares, or approximately 55.6% of the combined voting power of our multiple voting shares and subordinate voting shares outstanding. In addition, our Chairman and Chief Executive Officer beneficially owns approximately 39.5% of our outstanding multiple voting shares, or approximately 36.2% of the combined voting power of our multiple voting shares and outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding multiple voting shares and subordinate voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares, we may continue to be a controlled company so long as an entity controlled by our Chairman and Chief Executive Officer continues to hold multiple voting shares.
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
Legislation implementing the Organization for Economic Cooperation and Development’s (OECD) model rules outlining a structure for a new 15% global minimum tax regime (the “Pillar Two Rules”) has been enacted or substantively enacted locally in a number of jurisdictions in which the Company operates in, where they would be effective for the financial year beginning on April 1, 2024. Based on a preliminary assessment, the Pillar Two Rules effective tax rate in most of the jurisdictions in which the Company operates in, is already above 15%. As a result, any impact of these rules is not expected to be material. However, the Company will continue to monitor and reassess the impact of the Pillar Two Rules and any change may impact our financial condition and operating results.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History
In December 2013, we partnered with Bain Capital through a sale of a 70% equity interest in our business. In connection with such sale, Canada Goose Holdings Inc. was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 21, 2013. The initial public offering of our subordinate voting shares in the United States and Canada was completed on March 21, 2017.
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
In April 2022, we entered into an agreement to form a joint venture with Sazaby League, Ltd. pursuant to which we acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”). CG Japan markets, distributes, and sells Canada Goose products in Japan. It also operates a number of directly operated stores across Japan, a national digital commerce site, as well as wholesale points of distribution across the country.

On November 1, 2023, a newly incorporated subsidiary of the Company, Paola Confectii Manufacturing Limited (“Paola Confectii”), acquired the business of Paola Confectii SRL, a luxury knitwear manufacturer. This acquisition is expected to enhance product margins and supply control, while deepening in-house product expertise and capability.
Our principal office is located at Floor 22, 100 Queens Quay East, Toronto, Canada, M5E 1V3 and our telephone number is (416) 780-9850. Our registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. Our website address is www.canadagoose.com. Information contained on, or accessible through, our website is not a part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Corporation Service Company, located at 251 Little Falls Drive, Wilmington, Delaware, is the company’s agent for service of process in the United States.
B. Business Overview
Canada Goose is a performance luxury outerwear, apparel, footwear, and accessories brand. For more than 60 years, we have designed, manufactured, and sold products that inspire people to thrive in the world outside. Founded in 1957 in Toronto, Canada, our products are designed with purpose, inspired by a rich heritage of functionality, craftsmanship, and innovation.
We believe the following differentiators are primary drivers of Canada Goose’s historical success and are the foundation on which to build for the future.
Our deep heritage and brand authenticity. Leveraging decades of experience, field testing, and obsessive attention to detail, we develop high-quality luxury and lifestyle products designed to protect from weather elements, offer stylish comfort, and provide an overall sense of well-being.
Relentless innovation and product evolution. Our expertise in matching our technical fabrics with the optimal blends of down enables us to create warmer, lighter, more durable, and versatile products across seasons and applications. Our commitment to superior quality and lasting performance now also extends into our emerging product categories, including apparel, rain and wind outerwear, footwear, and accessories.
Strong Canadian manufacturing capabilities. We are committed to investing in producing most of our down-filled products in Canada, the country from which we draw our inspiration. Our Canadian production facilities and craftspeople allow us to deliver high-quality, functional products, which we believe has set us apart on the international stage and in the minds of our customers. As we expand our product categories, we intend to manufacture our products in the regions we believe are best equipped to meet our high standards of quality and craftsmanship. In fiscal 2024, the majority of our goods were manufactured in Canada, including nearly all of our down-filled outerwear.
Vertically integrated supply chain. We directly control the design, innovation, engineering, and testing of our products, which we believe allows us to achieve greater operating efficiencies and deliver high-quality products. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with third-party sub-contractors. Our flexible supply chain gives us distinct advantages, including the ability to scale our operations, adapt to customer demand, shorten product development cycles, and achieve higher margins.
Our strategic positioning is underpinned by:
Increasingly controlled distribution through a primarily Direct-to-Consumer sales channel. Our products are sold directly to consumers around the world through our brick-and-

mortar and online stores, as well as to wholesale distributors. We have progressively shifted sales from our wholesale channel to our DTC channel to drive sustainable growth, better control our brand, and manage relationships with our customers.
Our sustainability practices. Canada Goose is committed to contributing to a more sustainable future – one that supports the long-term success of our business, our communities, and the environment. Our commitment is reflected in how we conduct responsible business, including the selection and sourcing of materials, our manufacturing, distribution, and store operations, and how we nurture our talent and impact our communities. See Sustainability section for more information.
Growth Strategies
Canada Goose is on a journey to become a leading global luxury and lifestyle brand that reflects our unique qualities and rich heritage. We intend to maintain our leading position in warm outerwear, preserving our brand’s strength in performance and function, and enhancing the exclusivity of the brand as we build our product architecture to attract and retain more customers throughout the year. In fiscal 2024, we focused on the following themes:
Build a global retail network
Our Direct-to-Consumer store network has grown from one retail store in Canada in 2016 to 68 stores at the end of fiscal 2024 spanning 13 markets. In addition, we have a direct e-Commerce presence in more than 50 markets. Together, through complementary digital and retail experiences, we aim to offer customers a seamless omnichannel experience.
We see opportunity in multiple new markets and expect to increase our DTC penetration within existing markets, with a focus on improving sales per square foot in our existing stores and selecting locations that offer the optimal mix of traffic, adjacencies, and economics. See DTC channel section for more detail.
Drive customer-focused growth
We are broadening our appeal and how we engage with our target customer segments through our brand and marketing campaigns, partnerships, and elevated shopping experiences. We are also improving brand clarity by strengthening the connection between our brand campaigns and our products. See Brand and Marketing section for more information.
Product expansion
As a product-led, function-first brand, we expect to continue to evolve and expand our offering across styles, uses, and seasons as we seek to drive higher penetration and expand our geographic appeal. In May 2024, we announced the appointment of our first ever Creative Director, Haider Ackermann, who, alongside Dani Reiss, is tasked with leading the evolution of our product portfolio and elevation of the Canada Goose brand.
We intend to deliver year-round relevance consistent with Canada Goose’s position as a luxury and lifestyle brand. While continuing to grow our heavyweight down product category, we also intend to focus on emerging product lines such as rainwear, apparel and footwear and the addition of further categories. See Our Products section for more detail.
Advance our Transformation Program
In the fourth quarter of fiscal 2023, we launched our Transformation Program to strengthen the foundation of our company to drive efficient and scalable operations and deliver strong revenue growth, contributing to margin expansion over the long-term. This multiphase program includes the following workstreams: the organization and operating model, stores, production and procurement, product, planning and supply chain, marketing and experience, and technology.

In fiscal 2024, key initiatives executed against these workstreams were as follows:
•Organization and operational model. We undertook a significant review of the organizational structure and roles needed to achieve our objectives of simplifying decision-making, moving with agility, and increasing efficiencies across our operating platform. This resulted in a streamlining of the organization, including two phases of workforce reductions implemented in August 2023 and March 2024.
•Stores. We introduced new labour planning tools to optimize scheduling in our retail stores and implemented new tools and training to enhance our customer experience both in-store and online.
•Production and procurement. We completed the consolidation of one of our manufacturing facilities in Montreal to improve the efficiencies in our supply chain and continued to apply LEAN methodology driving further efficiencies in our plants. We also in-housed production, counter sourced our raw materials, and established new production partnerships in Europe.
•Product, planning, and supply chain. We implemented enhanced merchandising planning and practices to support optimal placement of product according to the demand relevant for each store location. In addition, we optimized our distribution network focusing on continuous improvement initiatives, merged smaller warehouses into larger facilities and strengthened our transportation services.
In fiscal 2025, we will operationalize the workstreams of our Transformation Program into three key operating imperatives to deliver progress and measurement. These include implementing best-in-class luxury retail operations, setting the foundation for the next phase of brand and product evolution, and simplifying and focusing the way we operate internally.
Our Products
Our products are designed with expertise with a focus on function and style. The products we manufacture and sell are marketed under the Company’s brands: Canada Goose and Baffin. Further, following the acquisition of Romanian-based Paola Confectii Manufacturing in fiscal 2024, we, through our Paola Confectii subsidiary, manufacture for and supply products to select leading luxury and lifestyle brands.
We offer customers main collections plus a number of capsule collections and collaborations. The collections include a high proportion of continuative products, which are generally sold across seasons with minimal style changes, are highly distinctive, and are recognized as iconic products. Our capsule collections are mainly inspired by regional artists and local traditions, while our product collaborations leverage partnerships that help to drive brand heat and cultural relevancy with new and diverse audiences.
Our products include heavyweight down, lightweight down, other outerwear such as for rain and wind, apparel, and footwear and accessories. Revenue from heavyweight down products represented 54% of our total revenue in fiscal 2024 (57% in fiscal 2023).
Canada Goose created the Thermal Experience Index (TEI), an easy-to-understand five point system that enables customers to make an informed choice in their search for the right parka, jacket, or knitwear for a specific environment and activity. It works using a scale, in which 1 indicates the lightest insulation (e.g. shells, lightweight down for active pursuits) and 5 indicates the warmest parkas we make.

Heavyweight down – our Heavyweight down products include styles designed to protect individuals in temperatures below -10 degrees Celsius and range from traditional to contemporary pieces. These products are given a TEI rating between 3 and 5.
Lightweight down – our Lightweight down products include a variety of styles designed to be worn in temperatures above -15 degrees Celsius. These products are given a TEI rating between 1 to 3.
Other outerwear – our other outerwear products include rain and everyday collections, jackets for everyday occasions, fleece, and vests.
Apparel – our apparel products include men’s and women’s leisure wear, including knitwear, sweats, and t-shirts.
Footwear and Accessories – our footwear and accessories products encompass men’s, women’s, and children’s products, including sneakers, boots, hats, scarves, gloves, hood trims, socks, and bags. In fiscal 2024, we launched our sneaker line.
Our Sales Channels and Key Markets
The channels through which we interact and sell to our customers have evolved over time to align with the evolution of our brand position from a pure performance and functional brand to a luxury and lifestyle brand. We have moved along the continuum from wholesale toward a primarily direct-to-consumer retail channel to deepen relationships with our customers through direct experience with the brand, capture more of our sales data to improve our products and customer experiences, manage our inventory through controlled distribution, and elevate the overall brand. In addition, we leverage alternative channels, including friends and family and employee sales to aid with exiting slow-moving and discontinued inventory and make room to offer new products in our stores. Sales via these alternative channels are reported under the Other segment.
The proportion of sales through our DTC and Wholesale channels varies by region.
The table below represents approximate values for each region and segment.
Percentage of DTC, Wholesale, and Other Revenue by Region

Region	Fiscal 2024	Fiscal 2023	Fiscal 2022[1]
North America	70% DTC, 20% Wholesale, 10% Other	68% DTC, 27% Wholesale, 5% Other	70% DTC, 29% Wholesale, 1% Other
EMEA[2]	45% DTC, 50% Wholesale, 5% Other	46% DTC, 53% Wholesale, 1% Other	48% DTC, 52% Wholesale
Asia Pacific	85% DTC, 14% Wholesale, 1% Other	80% DTC, 19% Wholesale, 1% Other	79% DTC, 21% Wholesale
1.Less than 1% of Other revenue in EMEA and Asia Pacific in Fiscal 2022.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.

DTC Channel
We operate our business using an omnichannel strategy that aims to deliver a seamless and consistent experience to our customers across our direct channels, regardless of whether customers are shopping for products in our physical stores or online. Our current omnichannel capabilities include buy-online-return-in-store and endless aisle.
We also continue to develop our retail capabilities to enhance the shopping experience and deepen our relationships with our customers.

Retail Stores
We strive to provide an immersive experience in our stores where consumers can engage with our brand and products.
In fiscal 2024, we introduced our new customer experience program, Canadian Warmth, primarily delivered in our retail stores. Canadian Warmth provides a distinctive approach to the guest experience through the conversations that our brand ambassadors have with guests, their expert guidance as customers explore product, and the attention provided to our customers as they are guided to the right purchase to serve their needs. The objective of Canadian Warmth is to educate customers about our brand and products, nurture desire for the brand, and improve sales conversion through a distinctive elevated luxury retail experience.
We have expanded our retail network in a strategic and selective manner with a portfolio of stores in premier locations. We do not employ a one-size-fits-all approach, with the determination of store size, location, and product assortment based on local demand factors and our overarching global company strategy.
We operate the following types of retail stores:
Permanent stores represent the vast majority of our store network and are located either in premier shopping malls or as standalone stores. The end-to-end store experience including store design, merchandising, and customer service is owned and operated by us. We have three types of permanent stores.
•Flagship. Flagship stores are our lead stores and typically are our largest stores by size, conveying the fullest expression of the brand, showcasing the most unique products, design, and technology. They offer a comprehensive product assortment and typically include our award-winning snow or cold rooms. As of March 31, 2024, we operated four flagship stores (one in Canada, one in the United Kingdom, and two in Asia Pacific).
•Branded. Our branded stores are generally smaller in size than our flagship stores and carry an assortment of products based on the store’s size, location, and customer preferences. Some branded stores include our cold rooms. Most of the stores in our global retail network are branded stores. As of March 31, 2024, we operated 61 branded stores.
•Concessions. Our concession stores, which are located on department store premises, have the smallest footprint among our retail store types. As of March 31, 2024, we operated three concessions, located in Asia Pacific.
We also operate pop-up and temporary stores that are opened seasonally and typically for less than a year. These stores enable us to test and learn in new markets before opening a permanent store and/or serve our customers during peak shopping periods at new or existing locations. The product assortment in these stores is tailored to the store’s size, local relevance, and demand.
As at March 31, 2024, our DTC segment by geography included the following directly operated permanent retail stores:

Geography	March 31, 2024 Number of stores	March 31, 2024[3] Square feet	April 2, 2023 Number of stores	April 2, 2023[3] Square feet
Canada	9		9
United States	16		8
North America	25	69,270	17	46,740
Greater China[1]	26		23

Asia Pacific, ex Greater China	8		3
Asia Pacific	34	79,420	26	59,760
EMEA[2]	9	27,860	8	23,670
Total	68	176,550	51	130,170
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
3.Approximate net selling square footage at the end of the fiscal year.
We opened 17 net new permanent stores in fiscal 2024 and ended the fiscal year with 68 permanent retail stores in 13 markets globally and 83 total stores, including temporary and pop-up stores, totaling approximately 201,720 square feet at March 31, 2024 compared with approximately 150,550 square feet at April 2, 2023.
Our average sales per square foot1, was $3,963 and $3,964 for fiscal 2024 and fiscal 2023, respectively. Sales per square foot is calculated using total revenue from our DTC retail stores that have been open for the full 52 weeks of the fiscal year divided by average net selling space. Average net selling space is defined as the sum of a store’s selling square footage at the end of each month divided by 12 fiscal periods. Revenue from our directly operated retail stores represented approximately 74% and 67% of total DTC channel revenue in fiscal 2024 and fiscal, 2023, respectively.
E-Commerce
E-Commerce channels include both directly-owned brand websites as well as third-party digital platforms, primarily in Asia. Our digital commerce platforms provide customers the benefit of added accessibility and flexibility to shop our products wherever and whenever they choose with access to the entire collection. As of March 31, 2024, we had a direct digital presence in more than 50 markets. Revenue from our e-Commerce business represented approximately 26% and 33% of total DTC channel revenue in fiscal 2024 and fiscal 2023, respectively.
Wholesale
Our wholesale channel is complementary to our DTC channel. This business is a highly curated expression of Canada Goose as we partner with high end retailers to raise brand awareness and test emerging markets. We work closely with our wholesale partners to optimize inventory levels across wholesale doors and tailor the product assortment to align with the preferences of consumers in each local market. We have a long tail of wholesale partners, and in fiscal 2024, the majority of our wholesale revenue was generated by approximately 10% of our traditional wholesale partners.
Our wholesale business includes the following categories:
•Traditional wholesale partners. These partners include department stores, independent multi-brand stores, and online retailers. We have a presence through these types of wholesale partners in EMEA, North America, and Asia Pacific. As part of our strategy to shift to our more profitable DTC channel segment, we have been intentionally and proactively streamlining our wholesale partners, optimizing for partners that are aligned with our luxury brand positioning. At the end of fiscal 2024, our wholesale door count was approximately 1,400 (approximately 1,500 wholesale doors at the end of fiscal 2023).
1 Sales per square foot is a supplementary financial measure. Please refer to the Non-IFRS measures and other financial measures section of our Management’s Discussion & Analysis for a definition of and explanation around this supplementary financial measure.

•International distributors. Our partners in this category have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. In fiscal 2024, we worked with international distributors based in Asia Pacific.
•Travel retail. Our travel retail partners operate in airports and duty-free locations that cater to customers traveling abroad. In fiscal 2024, we opened travel retail locations through a third-party partner in Germany and South Korea.
In fiscal 2024, EMEA was our largest wholesale market, followed by North America and then Asia Pacific.
Other
The Other segment primarily includes revenue from friends and family sales and employee sales. In fiscal 2024, we launched a new employee sales program that enables employees to purchase select products from our current collections at attractive price points. This is a deliberate strategy to improve employee access to our in-line product, encouraging employees to engage with the brand and act as brand ambassadors.
Our friends and family sales program is a considered part of our inventory management strategy to create space for new product categories and assortments by proactively reducing excess inventory. Our approach allows us to directly oversee and manage the customer experience and our inventory while mitigating environmental impact. We believe this approach enables us to attract new customers, create desire with aspirational buyers, engage with existing customers in new ways, and generate incremental cash flow. In fiscal 2024, we significantly increased the number of friends and family sales events to exit slow moving and discontinued product at lower than previously available market price points.
Other also includes revenue generated by our manufacturing facility in Romania via the manufacturing of third-party products.
Brand and Marketing
Our global brand strategy is focused on building awareness, generating brand heat, and stimulating cultural and consumer connections. Our strength lies in our storytelling and amplifying those stories through a variety of channels and relationships. We target both attracting new customers and nurturing existing ones to drive customer lifetime value.
In fiscal 2024, our key marketing initiatives included our Fall/Winter Live in the Open campaign focused on inspiring women and multiple campaigns to support our product collaborations and amplify our partnership with the NBA.
Our authentic approach to storytelling has helped fuel brand awareness, drive brand heat, and build strategic relationships with influencers and celebrities and within relevant industries, represented through our product collaborations, Goose People, and our work in the film and entertainment industry.
Product collaborations. From time-to-time, we leverage product collaborations to drive cultural relevancy and tap into new and diverse audiences. These collaborations allow both us and our partners to flex outside of our design ethos, reinterpreting our iconic products in fresh, new ways. We also appear in different places, including leading international fashion shows, such as the KidSuper Men’s Fall 2024 show during Paris Fashion Week. In fiscal 2024, we executed nine collaborations with artists and designers around the world.
Goose People. Goose People, who include adventurers, athletes, scientists, and artists, are a diverse group of global brand ambassadors that embody our brand’s values and continue to be an important way for us to authentically tell our stories. In fiscal 2024, we announced eco-explorer and athlete, Mario Rigby as a Goose Person.
Film and entertainment. For more than three decades, our jackets have been a staple on film sets around the world. Our jackets offer film crews and talent the warmth and functionality they need to survive long shoots in the most demanding environments. Our products have naturally transitioned from behind the scenes to on-camera to authenticate cold-weather scenes.
Once a consumer is engaged, we aim to drive further connectivity and increase lifetime value, inviting them to our insider community, further engaging them through email campaigns, and ultimately delivering elevated and innovative product and shopping experiences, such as our Canadian Warmth customer experience program (see DTC Channel section).
We primarily measure our brand position and momentum through proprietary research conducted across our key markets that assesses how consumers perceive our brand. We leverage the insights from these studies as well as metrics from other sources, including our loyalty community, social media and search engines, in addition to our stores, to measure progress against our strategic objectives and inform long-term decision-making.
Warranty
We aim to strengthen relationships post-purchase, through customer service excellence and our lifetime warranty program, which applies to much of our outerwear.
Canada Goose products purchased from an Authorized Retailer are fully warranted against defects in materials and workmanship for the lifetime of the product – which means the usual and customary wearable life of the product, by the original owner. If a product fails due to a manufacturing defect, we repair the product free of charge, or replace it at our discretion. If the exact style is not available for replacement, a product of equal value and similar style is provided. Knitwear, accessories and collaborations are excluded from the Canada Goose warranty program, unless otherwise stated.
Sourcing and Manufacturing
Canada Goose operates a vertically-integrated supply chain, affording us increased quality control and direct involvement from end-to-end. This includes raw material sourcing, our own manufacturing facilities, domestic contract manufacturing partners, offshore manufacturers, quality assurance, regulatory compliance, and supporting sustainability commitments throughout our global supply chain and logistics network.
Sourcing
We source the necessary raw materials, trimmings and finished goods through our network of selected suppliers, based on our forecasts and confirmed wholesale order book.
Our materials are sourced globally and suppliers must comply with our Supplier Code of Conduct, which sets out our standards for inclusive, safe, and healthy working conditions and environmental responsibility throughout our supply chain.
We prioritize preferred fibers and materials (PFMs) in domestic production, which represents the significant majority of our finished goods in our domestically-manufactured products.
In 2021, we achieved our commitment to end the purchase of all fur, and in 2022, we ended the production of fur in our products.
Manufacturing
In fiscal 2024, nearly all of our down-filled outerwear were manufactured in Canada. Over 80% of these products were manufactured directly in our facilities.

As of March 31, 2024, we operated eight Canada Goose manufacturing facilities (seven in Canada; one in Romania). We also work with domestic and international manufacturing partners who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories.
At our Canadian facilities, we conduct comprehensive training programs for our manufacturing employees that help them to develop and become experts at their craft. Our manufacturing talent combined with our approach with domestic partners provides us with a high level of flexibility, which continues to fulfill our commitment to producing our down-filled product outerwear exclusively in Canada.
Our international partners, primarily based in Europe, produce finished goods for our wind wear, rainwear, knitwear, accessories, and footwear lines.
Logistics
Our logistics network includes third-party warehouses located around the world in addition to our own manufacturing facilities. Given the greater unit volume produced in Canada, our primary warehouse is located in Ontario, Canada. This unique point of origin is a competitive advantage as it allows us to operate, directionally, against traditional shipping routes.
Inventory Management
We aim to actively manage our inventory in line with the growing size of our business. Our owned manufacturing allows us to achieve our goal to ensure product quality and our Made in Canada heritage for our down-filled products. We strive to have inventory levels that are consistent with demand. Our partnerships with contract manufacturers helps us flex production capacity higher and lower depending on business needs. Contract manufactured product comes back to our owned facilities for final inspection and the application of our logo.
In fiscal 2024, we decelerated inventory growth and shifted more to in-house production, supporting alignment between production levels, anticipated revenue, and utilization of on-hand evergreen product.
Sustainability
Sustainability practices and principles are at the core of our culture. It drives how we conduct our business and the decisions that we make across our products and our operations. Our climate, materials and packaging, and community initiatives are executed through our purpose platform, HUMANATURE, which embeds our sustainability commitments across our company’s operations. Please refer to our fiscal 2023 Sustainability Report for more information on the initiatives described below.
Climate
We have achieved carbon neutrality for company operations (Scope 1 and Scope 2 emissions) in every year since fiscal 2019, by investing in projects that reduce, avoid, or sequester the equivalent of 200% of each year’s greenhouse gas emissions. In addition, in fiscal 2023, we launched energy retrofit projects in our manufacturing plants, with energy savings expected in future years.
In addition to our building sustainable operations, Canada Goose has promoted Arctic preservation through our support of Polar Bears International’s research and conservation work since 2007.
Materials and Packaging
We design our products for longevity, which is reflected in the high quality of our materials and our craftsmanship. Over time, we have increased the sourcing of PFMs in the domestic supply of our products that have demonstrated improved environmental and social sustainability impacts compared to conventional production. This includes recycled, organic, and responsible standards.
We have also been Responsible Down Standard (RDS) certified since 2022 as both a brand and manufacturer. The RDS is an international, voluntary program that monitors the chain of custody for certified down and ensures that RDS down standards are maintained throughout the entire supply chain.
In fiscal 2023, we launched our recommerce platform Canada Goose Generations in the US, offering an authorized reselling platform that keeps Canada Goose products in circulation, giving them multiple lifetimes, and expanding our initiatives in the circular economy. In fiscal 2024, we introduced Generations in Canada. Canada Goose first entered the circular economy through our Resource Centres Program, which provides excess fabrics and materials to communities in Canada’s North, which we began in 2009.
We are also making progress toward more sustainable packaging solutions. In fiscal 2023, we eliminated redundant packaging, upgraded boxes to 100% recycled content, and developed plans to transition to 100% recycled plastic poly bags, after consuming and depleting inventory. In addition, in fiscal 2023, all Canada Goose retail stores ended the purchase of any single-use plastics.
Community
We believe in engaging communities and supporting the people who are making a difference in those communities. In addition to our work with Polar Bears International and our Resource Centres Programs, we have formed deep partnerships with Indigenous communities in the Canadian North to honour and celebrate their traditions in a way that is linked to the Canada Goose ethos, such as elevating Canadian and Arctic narratives through our art program on display at our global retail locations, which prioritize Inuit art. At the end of fiscal 2024, we had over 600 artworks on display in over 25 stores around the world.
Intellectual Property
We own the trademarks used in connection with the marketing, distribution and sale of all of our products in the United States, Canada and in the other countries in which our products are sold. Our major trademarks include the CANADA GOOSE word mark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 75 countries. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.
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

C. Organizational Structure
The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities) as of May 18, 2024.

Canada Goose Holdings Inc. (British Columbia)
Canada Goose Inc. (Ontario)
Baffin Limited (Ontario)
Canada Goose International Holdings Limited (UK)
Canada Goose US, Inc. (Delaware)
Canada Goose Netherlands Retail B.V. (Netherlands)
Canada Goose EU B.V. (Netherlands)
Baffin US, Inc. (Delaware)
Canada Goose France Retail SAS (France)
Canada Goose Italy Retail S.r.l (Italy)
Canada Goose UK Retail Limited (UK)
Canada Goose Germany Retail GmbH (Germany)
Canada Goose Services Limited (UK)
Canada Goose International AG (Zug)
Canada Goose Asia Holdings Limited (Hong Kong)
Paola Confectii Manufacturing S.R.L. (Romania)
Canada Goose Australia Pty Ltd (Australia)
50%
Canada Goose Japan, K.K. (Japan)
CG (Shanghai) Trading Co., Ltd. (Jing'an, Shanghai)
Canada Goose HK Limited (Hong Kong)

D. Property, Plants and Equipment
We maintain leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order.
As of March 31, 2024, we lease properties globally, which is comprised of (i) 68 permanent retail stores, (ii) eight offices (two in Switzerland, two in Greater China, one in the United Kingdom, one in Japan, one in the United States and one in Canada (iii) nine manufacturing facilities (eight in Canada including one manufacturing facility for Baffin and one in Romania), (iv) one warehouse facility in Canada and (v) one distribution centre in the United States. Our manufacturing and warehouse properties range in size from 50,000 to 190,000 square feet. We also occupy inventory space in the warehouses of several third party logistics providers in all of our primary regions.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
See below for Management’s Discussion & Analysis of Financial Conditions and Results of Operations.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the fourth quarter and year ended March 31, 2024
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated May 15, 2024 and provides information concerning our results of operations and financial condition for the fourth quarter and fiscal year ended March 31, 2024 (“fiscal 2024”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the year ended March 31, 2024 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F.
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
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
•the continued absence of material global supply chain disruptions to our business and our ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor; and
•the absence of material adverse changes in our industry or the global economy.

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
•our ability to manage inventory and forecast our inventory need, which we continue to monitor, and to manage our production distribution networks. If our supply exceeds demand, we may be required to take certain actions to reduce inventory which could damage our brand;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events, which may further affect general economic and operating conditions;
•fluctuations in raw material costs, interest rates and currency exchange rates;
•we may be unable to maintain effective internal controls over financial reporting; and
•our ability to successfully realize expected benefits from our Transformation Program.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Annual Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and this accompanying MD&A are presented in millions of Canadian dollars, except where otherwise indicated. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
The Annual Financial Statements and the accompanying notes have been prepared using the accounting policies described in “Note 2. Material accounting policy information” to the Annual Financial Statements.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” refers to U.S. dollars, “GBP” refers to British pounds sterling, “EUR” refers to euros, “CHF” refers to Swiss francs, “CNY” refers to Chinese yuan, “RMB” refers to Chinese renminbi, “HKD” refers to Hong Kong dollars and “JPY” refers to Japanese yen unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.
All references to “fiscal 2022” are to the Company’s fiscal year ended April 3, 2022; to “fiscal 2023” are to the Company’s fiscal year ended April 2, 2023; and to “fiscal 2024” are to the Company’s fiscal year ended March 31, 2024.
The Company’s fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Both fiscal 2024 and fiscal 2023 were 52-week fiscal years.

Certain comparative figures have been reclassified to conform with the current year presentation, where foreign exchange gains and losses related to the outstanding principal balance on the Term Loan (as defined below), net of hedging, are reflected in the presentation of net interest, finance and other costs; previously this was presented in selling, general and administrative ("SG&A") expenses. This change was made to present all financing costs related to the Term Loan within the same financial statement caption in the consolidated statements of income. For the fourth quarter and year ended April 2, 2023, we reclassified foreign exchange losses of $0.4m and $12.1m, respectively. For the year ended April 3, 2022, we reclassified foreign exchange losses of $2.8m. This reclassification did not impact net income, earnings per share, or the consolidated statement of financial position in the comparative periods.
For the year ended March 31, 2024, the Company amended the allocation basis for certain SG&A expenses between the operating segments to provide more relevant information on financial performance of each operating segment. The reclassification did not impact net income, earnings per share, or the consolidated statements of financial position in the comparative year. Comparative figures have been reclassified to conform with the current year presentation.
FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors including those discussed below.
•Growth in our DTC Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions. We continue to monitor these conditions and their potential impact on our ability to achieve positive comparable sales growth in our DTC channel.
•Wholesale. We plan to increasingly control our distribution through progressively shifting sales from our wholesale channel to our DTC channel.
•New Products. We intend to continue investing in design, innovation and the development and introduction of new products, including talent development, as well as expand offerings in our existing product categories, across styles, uses, and climates.
•Inflationary Environment. Inflationary pressures may persist in future fiscal periods and may fluctuate materially between markets. Such pressures may, among other impacts globally, have an adverse effect on our ability to maintain current gross margin and SG&A expenses as a percentage of revenue. Elevated interest rates may impact our business, including borrowing and other costs, and the markets in which we operate. In addition, inflationary pressures may affect the amount of discretionary income available for certain customers to purchase our products.
•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.

•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 78.1%, 78.9% and 82.5% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2024, fiscal 2023, and fiscal 2022, respectively. Additionally, we generated 82.6%, 83.9% and 85.0% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2024, fiscal 2023, and fiscal 2022, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1 among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchasing behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our Revolving Facility, the Mainland China Facilities, and the Japan Facility, as defined below. Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Global Climate Trends. A portion of our business is dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global climate patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2024, 2023 and 2022, we generated 70.5%, 70.1% and 72.5%, respectively, of our revenue in currencies other than Canadian dollars.
Refer to “Quantitative and Qualitative Disclosures about Market Risk - Foreign exchange risk” below for more details on foreign exchange.
•Global Political Events and Other Disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, and social unrest that are affecting consumer spending, international travel, credit markets, logistics and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflicts in Ukraine and the Middle East and continue to suspend all wholesale and e-Commerce sales to Russia. We also continue to monitor the ongoing conflicts and the impacts on human life.
We have been, and may in the future be, impacted by widespread protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.

BUSINESS DEVELOPMENTS
Business Combination
On November 1, 2023, a newly incorporated subsidiary of the Company, Paola Confectii Manufacturing Limited (“Paola Confectii”), acquired the business of Paola Confectii SRL, a luxury knitwear manufacturer for total cash consideration of $15.9m. Based in Romania, Paola Confectii SRL has been a trusted partner in manufacturing knitwear for Canada Goose since we launched the category in 2017. This acquisition is expected to enhance product margins and supply control, while deepening in-house product expertise and capability.
In connection with the business combination, subject to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”) remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). The estimated value is calculated as a pre-determined percentage of net equity value, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments. As at the reporting date, the estimated value of the payout was $7.4m. The Company recognized the amount as remuneration for future services to be performed conditional on employment until November 1, 2025, which will be expensed over two years.
Paola Confectii’s results of operations have been consolidated with those of the Company from the date of acquisition and are presented in the Other operating segment. The results of Paola Confectii were not significant for the period beginning on the date of acquisition and ended on March 31, 2024, and would not have been either during fiscal 2024 if the acquisition had occurred as of the beginning of the fiscal year.
See “Note 5. Business combination” in our Annual Financial Statements for detailed information on the acquisition of Paola Confectii SRL.
Transformation Program
In fiscal 2023, the Company announced its Transformation Program. This multi-phase program is expected to increase operational efficiencies by optimizing production and procurement, developing people and resources, and focusing on our consumers to allow sustainable growth, profitability and long term value.
•During the first quarter of fiscal 2024, the Company completed the consolidation of one of our manufacturing facilities in Montreal to improve efficiencies in our supply chain.
•During the second quarter of fiscal 2024, the Company reduced its global corporate workforce by approximately 10% to improve efficiencies in the workforce and yield savings in labour costs moving forward.
•On March 26, 2024, the Company undertook a workforce reduction as part of the Transformation Program, to streamline our business, accelerate decision-making, and increase efficiencies across our operating platform impacting approximately 17% of headcount.
SEGMENTS
Our reporting segments align with our sales channels: DTC, Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income.
Our DTC segment includes sales to customers through our directly operated retail stores and our e-Commerce website available across numerous markets, which includes the newly launched recommerce platform Canada Goose Generations, currently available in the United States and Canada.

Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Wholesale segment includes the introduction of travel retail starting in the second quarter ended of fiscal 2024.
The Other segment comprises revenue and costs that are not related to the Company’s DTC or Wholesale segments, such as sales to employees, friends and family sales, and results from the newly acquired Paola Confectii business (see "Business Developments" above).
For the fiscal year ended March 31, 2024, the performance measure for our Other segment was revised to exclude corporate general and administrative expenses; these expenses are now presented as a reconciling item to the Company’s consolidated operating income. This change in segment reporting was made to improve the understanding of financial performance in the Other segment.
Corporate expenses comprises costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.
As at March 31, 2024, our DTC segment by geography included the following directly operated permanent retail stores:

		Fiscal 2024
	April 2, 2023	Q1 Additions	Q2 Additions	Q3 Additions	Q4 Additions	March 31, 2024
Canada	9	—	—	—	—	9
United States	8	2	3	2	1	16
North America	17	2	3	2	1	25
Greater China[1]	23	—	2	—	1	26
Asia Pacific (excluding Greater China1)	3	—	3	1	1	8
Asia Pacific	26	—	5	1	2	34
EMEA[2]	8	1	—	—	—	9
Total permanent stores	51	3	8	3	3	68

		Fiscal 2023
	April 3, 2022	Q1 Additions	Q2 Additions	Q3 Additions	Q4 Additions	April 2, 2023
Canada	9	—	—	—	—	9
United States	6	—	—	2	—	8
North America	15	—	—	2	—	17
Greater China[1]	19	1	2	1	—	23
Asia Pacific (excluding Greater China1)	—	1	—	2	—	3
Asia Pacific	19	2	2	3	—	26
EMEA[2]	7	—	—	1	—	8
Total permanent stores	41	2	2	6	—	51
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the years ended March 31, 2024, April 2, 2023 and April 3, 2022 and the fourth quarters ended March 31, 2024 and April 2, 2023, and expresses the percentage relationship to revenues of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details and for the comparison discussions between the years ended March 31, 2024 and April 2, 2023.
For the comparison discussions between the years ended April 2, 2023 and April 3, 2022, please see Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended April 2, 2023, filed with Canadian securities commissions on SEDAR+ and with the SEC on May 18, 2023. See “Basis of Presentation” for details on impacts of reclassifications on comparative information.

CAD $ millions (except per share data)	Year ended			Fourth quarter ended
	March 31, 2024	April 2, 2023	April 3, 2022	March 31, 2024	April 2, 2023
Statement of Operations data:		Reclassified	Reclassified		Reclassified
Revenue	1,333.8	1,217.0	1,098.4	358.0	293.2
Gross profit	917.4	815.2	733.6	233.0	190.3
Gross margin	68.8%	67.0%	66.8%	65.1%	64.9%
Operating income	124.5	147.6	159.5	23.1	17.6
Net income (loss)	58.1	68.9	94.6	7.6	(10.0)
Net income (loss) attributable to shareholders of the Company	58.4	72.7	94.6	5.0	(3.1)
Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.58	$0.69	$0.87	$0.05	$(0.03)
Diluted[1]	$0.57	$0.69	$0.87	$0.05	$(0.03)
1.Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. For the fourth quarter and year ended March 31, 2024, there were 3,904,366 and 3,904,366 shares, respectively (fourth quarter and year ended April 2, 2023 - 643,505 and 2,231,231 shares, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

CAD $ millions	March 31, 2024	April 2, 2023
Financial Position:
Cash	144.9	286.5
Total assets	1,481.6	1,590.0
Total non-current liabilities	748.2	760.1
Equity	423.5	477.5

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
Other revenue comprises of sales that do not occur through DTC or Wholesale segments, including sales to employees, friends and family sales, and results from the newly acquired Paola Confectii business.
Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost associated with manufacturing our products, goods purchased from other manufacturers and bringing products to their place of sale. These include:
Manufacturing costs including raw materials, direct labour, and overhead. Cost of sales also includes depreciation on our manufacturing right-of-use assets and plant assets as well as inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates, and the allocation of overhead.
Costs of goods purchased include the cost to source the product at our third party manufacturers, the product cost, freight and duty costs of shipping to our warehouses around the world.
Costs related to bringing products to their place of sale include freight, duty, and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores.
Gross margin measures our gross profit as a percentage of revenue.
SG&A Expenses
SG&A expenses are incurred in our operating segments and at the corporate level. SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-Commerce customers, retail stores, and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations, as well as depreciation and amortization other than on manufacturing right-of-use assets and plant assets.
SG&A expenses within our operating segments include:
•Selling costs which generally correlate to revenue timing and would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-Commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.
•General and administrative expenses which are directly related to our operating segments primarily include personnel costs (including salaries, variable incentive compensation, and benefits), technology support, other professional service costs, and marketing.

•Depreciation and amortization which represent the economic benefit incurred in using the Company’s property, plant and equipment, intangible assets, and right-of-use assets. We expect depreciation and amortization to increase, primarily driven by the expansion of our DTC segment.
SG&A expenses at the corporate level include:
•General and administrative expenses which generally represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business.
•Depreciation and amortization which represent the economic benefit incurred in using corporate property, plant and equipment, intangible assets, and right-of-use assets.
Operating Income and Operating Margin
Operating income is our gross profit less SG&A expenses. Operating margin measures our operating income as a percentage of revenue.
Net Interest, Finance and Other Costs
Net interest, finance and other costs represents interest expense on our borrowings including the Revolving Facility, the Term Loan, the Mainland China Facilities, the Japan Facility, each as defined below, and lease liabilities, as well as standby fees and other financing costs, net of interest income. Net interest, finance and other costs also includes the fair value remeasurements of the contingent consideration, put option liability related to the agreement entered between the Company and Sazaby League to form the Japan Joint Venture (“Joint Venture Agreement”), and foreign exchange gains and losses related to the outstanding principal balance on the Term Loan, net of the impact of hedging which previously was presented in SG&A expenses.
See “Note 5. Business Combination” of the Annual Financial Statements for a description of the put option and contingent consideration under Japan Joint Venture.
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

RESULTS OF OPERATIONS
For the year ended March 31, 2024 compared to the year ended April 2, 2023
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Year ended		$ Change	% Change
	March 31, 2024	April 2, 2023
Statement of Income data:
Revenue	1,333.8	1,217.0	116.8	9.6%
Cost of sales	416.4	401.8	(14.6)	(3.6)%
Gross profit	917.4	815.2	102.2	12.5%
Gross margin	68.8%	67.0%		180	bps
SG&A expenses	792.9	667.6	(125.3)	(18.8)%
SG&A expenses as % of revenue	59.4%	54.9%		(450)	bps
Operating income	124.5	147.6	(23.1)	(15.7)%
Operating margin	9.3%	12.1%		(280)	bps
Net interest, finance and other costs	48.8	54.1	5.3	9.8%
Income before income taxes	75.7	93.5	(17.8)	(19.0)%
Income tax expense	17.6	24.6	7.0	28.5%
Effective tax rate	23.2%	26.3%		310	bps
Net income	58.1	68.9	(10.8)	(15.7)%
Net loss attributable to non-controlling interest	(0.3)	(3.8)	3.5	92.1%
Net income attributable to shareholders of the Company	58.4	72.7	(14.3)	(19.7)%
Weighted average number of shares outstanding
Basic	100,816,758	105,058,643
Diluted[1]	101,823,073	105,622,312
Earnings per share attributable to shareholders of the Company
Basic	$0.58	$0.69	(0.11)	(15.9)%
Diluted	$0.57	$0.69	(0.12)	(17.4)%
1.Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. As at March 31, 2024, there were 3,904,366 shares (April 2, 2023 - 2,231,231 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Revenue

	Year ended		$ Change			% Change
CAD $ millions	March 31, 2024	April 2, 2023	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	950.7	807.3	143.4	(3.5)	139.9	17.8%	17.3%
Wholesale	312.3	373.8	(61.5)	(9.2)	(70.7)	(16.5)%	(18.9)%
Other	70.8	35.9	34.9	0.1	35.0	97.2%	97.5%
Total revenue	1,333.8	1,217.0	116.8	(12.6)	104.2	9.6%	8.6%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Year ended		$ Change			% Change
CAD $ millions	March 31, 2024	April 2, 2023	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	246.3	241.0	5.3	—	5.3	2.2%	2.2%
United States	324.6	340.2	(15.6)	(6.8)	(22.4)	(4.6)%	(6.6)%
North America	570.9	581.2	(10.3)	(6.8)	(17.1)	(1.8)%	(2.9)%
Greater China[1]	422.2	287.2	135.0	(0.2)	134.8	47.0%	46.9%
Asia Pacific (excluding Greater China1)	84.7	67.0	17.7	3.6	21.3	26.4%	31.8%
Asia Pacific	506.9	354.2	152.7	3.4	156.1	43.1%	44.1%
EMEA[2]	256.0	281.6	(25.6)	(9.2)	(34.8)	(9.1)%	(12.4)%
Total revenue	1,333.8	1,217.0	116.8	(12.6)	104.2	9.6%	8.6%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Revenue for the year ended March 31, 2024 increased by $116.8m, or 9.6%, to $1,333.8m from $1,217.0m for the year ended April 2, 2023. On a constant currency1 basis, revenue increased by 8.6% the year ended March 31, 2024 compared to the year ended April 2, 2023. The strength of the US dollar and the euro compared to the Canadian dollar and its impacts on revenue in the period outweighed the depreciation of the Japanese yen relative to the Canadian dollar.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Within our product categories, non-Heavyweight Down grew year-over-year across all geographies except EMEA, expanding its share of revenue and units sold within the overall mix. Heavyweight Down revenue remained flat year-over-year on a consolidated basis with strong growth in Asia Pacific compared to the year ended April 2, 2023, offsetting declines in other regions.
Revenue generated from our DTC and Wholesale segments represented 71.3% and 23.4%, respectively, of total revenue for the year ended March 31, 2024 compared to 66.3% and 30.7%, respectively, for the year ended April 2, 2023.
DTC
Revenue from our DTC segment for the year ended March 31, 2024 was $950.7m compared to $807.3m for the year ended April 2, 2023. The increase of $143.4m or 17.8% was attributable largely to:
•Our retail stores had increased revenue across all geographies due to:
•Retail expansion, mainly in the United States and Mainland China, with 14 new permanent stores and three temporary stores converted to permanent stores during the year ended March 31, 2024, in addition to 10 stores in fiscal 2023 running for the full duration of the year ended March 31, 2024 compared to partial operations in fiscal 2023;
•Comparable retail sales growth was mixed with:
◦Strong performance in Asia Pacific with positive comparable sales growth due to:
▪Strong domestic and tourist shopping in Greater China;
▪Positive response to our product assortment;
▪Sales were bolstered by Lunar New Year;
▪Elevation of traffic across our retail network in the region; and
▪Reduced working hours and store closures as result of COVID-19 related restrictions in fiscal 2023 that did not reoccur in fiscal 2024.
◦Weakness in North America and EMEA with negative comparable sales growth due to a pressured consumer and an intense promotional environment.

•The e-Commerce channel experienced a decline in revenue and a decline in comparable sales growth in North America and EMEA, which was partially offset by a strong performance in Greater China.
DTC comparable sales growth1 of 0.3%. The slight increase was driven by Asia Pacific, which was partially offset by North America and EMEA.
Our average sales per square foot1, was $3,963 and $3,964 for fiscal 2024 and fiscal 2023, respectively, with higher sales per square foot in Asia Pacific offset by lower sales per square foot in North America and EMEA in fiscal 2024 compared to prior year.
1DTC comparable sales growth and average sales per square foot are supplementary financial measures. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the year ended March 31, 2024 was $312.3m compared to $373.8m for the year ended April 2, 2023. The decrease of $61.5m or (16.5)% was due to:
•Lower order book value due to higher levels of inventory on hand for existing customers as our partners experienced the same intense promotional environment as we did in our DTC channel; and
•Continued streamlining of the Wholesale segment by reducing partnerships as we optimize for greater DTC sales within our channel mix, consistent with our expectations, particularly in EMEA.
Other
Revenue from our Other segment for the year ended March 31, 2024 was $70.8m compared to $35.9m for the year ended April 2, 2023. The increase of $34.9m or 97.2% was attributable to:
•Increased product sales to employees with the expansion of our employee purchase program;
•Larger number of friends and family events related to our strategic management of slow moving inventory; and
•Revenue generated from Paola Confectii in fiscal 2024 as a result of the business combination.
Gross Profit

	Year ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	917.4	68.8%	815.2	67.0%	102.2	180	bps
Gross profit and gross margin for the year ended March 31, 2024 were $917.4m and 68.8%, respectively, compared to $815.2m and 67.0%, respectively, for the year ended April 2, 2023. The increase in gross profit of $102.2m was attributable to higher DTC revenue as noted above and margin expansion. Gross margin in the current period has been favourably impacted by pricing (+180 bps) across all geographies within both DTC and Wholesale.

SG&A Expenses

Year ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
			Reclassified	Reclassified
SG&A expenses	792.9	59.4%	667.6	54.9%	(125.3)	(18.8)%
SG&A expenses were $792.9m for the year ended March 31, 2024 compared to $667.6m for the year ended April 2, 2023. The increase in SG&A expenses of $125.3m or 18.8% was attributable to:
•An increase of $76.2m in costs related to our operating segments, driven by:
◦$26.7m of higher personnel costs primarily due to headcount growth related to the expanded retail network in the United States and Greater China;
◦$22.2m in increased rent, occupancy, and maintenance costs primarily due to the expansion of the retail network, prior year store openings running for the full period in fiscal 2024, and higher costs from variable rent in Greater China resulting from increased revenue compared to fiscal 2023;
◦$14.9m in higher depreciation and amortization, including depreciation on right-of-use assets, driven by the continued retail expansion;
◦$4.2m in increased technology costs for licenses and fees related to the e-Commerce infrastructure; and
◦$3.9m in fees to our service providers in support of our friends and family events.
•An increase of $49.1m in costs related to corporate expenses, driven by:
◦$40.1m of activities related to the Transformation Program, including $23.5m of consultancy fees and $16.6m of severance costs, net of share-based award forfeitures, associated with the reduction in workforce, which are not expected to recur; and
◦$9.8m of incremental corporate personnel costs driven by headcount growth and wage rate increases. During fiscal 2024, the Company experienced headcount growth from corporate personnel from the prior year, however the organizational redesign that took place at the end of March 2024 resulted in a reduction of corporate personnel.
The increase in corporate expenses described above was partially offset by $3.8m of favourable foreign exchange fluctuations and $3.1m of lower spend on marketing activities.

Operating Income and Operating Margin

	Year ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	387.1	40.7%	347.4	43.0%	39.7	(230)	bps
Wholesale	114.0	36.5%	131.2	35.1%	(17.2)	140	bps
Other	14.0	19.8%	10.5	29.2%	3.5	(940)	bps
Total segment operating income[1]	515.1		489.1		26.0

	Year ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	515.1		489.1		26.0
Corporate expenses	(390.6)		(341.5)		(49.1)
Total operating income	124.5	9.3%	147.6	12.1%	(23.1)	(280)	bps
1.Total segment operating income is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating income and operating margin were $124.5m and 9.3%, respectively, for the year ended March 31, 2024 compared to $147.6m and 12.1%, respectively, for the year ended April 2, 2023. The decrease in operating income of $23.1m and operating margin of 280 bps was attributable to higher operating costs, partially offset by higher gross profit as discussed above.
DTC
DTC segment operating income and operating margin were $387.1m and 40.7% for the year ended March 31, 2024 compared to $347.4m and 43.0% for the year ended April 2, 2023. The increase in operating income of $39.7m was attributable to improved revenue and gross profit from expansion of the retail network, partially offset by higher operating costs.
The decrease in operating margin of (230) bps was attributable to:
•Gross margin - favourably increased by 30 bps to 76.6% for the year ended March 31, 2024, compared to 76.3% for the year ended April 2, 2023. The increase in gross margin was mainly driven by favourable pricing (+150 bps), partially offset by inventory adjustments (-70 bps), primarily related to Canada Goose Generations, freight and duty (-20 bps), and product mix (-20 bps).
•SG&A expenses as a percentage of revenue - unfavourably increased by 260 bps to 35.9% for the year ended March 31, 2024, compared to 33.3% for the year ended April 2, 2023. The increase was driven by higher personnel and infrastructure costs in the e-Commerce channel relative to a decline in revenue in the channel, and higher costs from variable rent in Greater China resulting from increased revenue compared to fiscal 2023.
There were no COVID-19 related temporary store closure costs in the year ended March 31, 2024 compared to $3.2m in the comparative period.

Wholesale
Wholesale segment operating income and operating margin were $114.0m and 36.5% for the year ended March 31, 2024 compared to $131.2m and 35.1% for the year ended April 2, 2023. The decrease in operating income of $17.2m was attributable to lower gross profit, driven by a decline in revenue from a lower order book value and the continued streamlining of the Wholesale segment, and relatively flat SG&A expenses year-over-year.
The increase in operating margin of 140 bps was attributable:
•Gross margin - favourably increased by 360 bps to 53.3% for the year ended March 31, 2024, compared to 49.7% for the year ended April 2, 2023. The increase in gross margin was driven by favourable pricing (+280 bps), which included positive foreign exchange results due to the strengthening of the euro relative to the Canadian dollar and inventory adjustments (+160 bps), partially offset by cost variances (-140 bps).
•SG&A expenses as a percentage of revenue - unfavourably increased by 220 bps to 16.8% for the year ended March 31, 2024, compared to 14.6% for the year ended April 2, 2023. The increase was driven by lower revenue.
Other
Other segment operating income was $14.0m for the year ended March 31, 2024 compared to $10.5m for the year ended April 2, 2023. The increase in operating income of $3.5m was attributable to higher revenue as described above, partially offset by increased SG&A expenses.
For the fiscal year ended March 31, 2024, the performance measure for our Other segment was revised to exclude corporate general and administrative expenses; these expenses are now presented as a reconciling item to the Company’s consolidated operating income.
Net Interest, Finance and Other Costs

	Year ended
	March 31, 2024	April 2, 2023
CAD $ millions	Reported	Reported	$ Change	% Change
		Reclassified
Net interest, finance and other costs	48.8	54.1	5.3	9.8%
Net interest, finance and other costs were $48.8m for the year ended March 31, 2024 compared to $54.1m for the year ended April 2, 2023. The decrease of $5.3m or 9.8% was attributable to favourable foreign exchange fluctuations related to the Term Loan (as defined below) which is denominated in USD, net of hedging impacts, of $10.0m. The decrease was also due to the decrease in net loss of $3.6m on the fair value remeasurement of the put option liability (liability decrease of $13.6m, excluding translation losses of $4.3m) and the contingent consideration (liability increase of $4.1m, excluding translation losses of $1.6m) related to the Japan Joint Venture. The change in fair values of the contingent consideration and put option liability were driven by updated cash flow forecasts, progression through the 4-year and 10-year terms, respectively, and lower cost of equity in the market.
The decrease was partially offset by $6.1m of higher interest from principal payments on lease liabilities related to new stores, and $2.6m of higher interest charges due to higher gross borrowings during the period on our facilities from the comparative period.

Income Taxes

	Year ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax expense	17.6	23.2%	24.6	26.3%	7.0	310	bps
Income tax expense was $17.6m for the year ended March 31, 2024 compared to $24.6m for the year ended April 2, 2023. For the year ended March 31, 2024, the effective and statutory tax rates were 23.2% and 25.5%, respectively, compared to 26.3% and 25.3% for the year ended April 2, 2023, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Income
Net income for the year ended March 31, 2024 was $58.1m compared to $68.9m for the year ended April 2, 2023, driven by the factors described above.

For the fourth quarter ended March 31, 2024 compared to the fourth quarter ended April 2, 2023
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Fourth quarter ended		$ Change	% Change
	March 31, 2024	April 2, 2023
Statement of income (loss) data:		Reclassified
Revenue	358.0	293.2	64.8	22.1%
Cost of sales	125.0	102.9	(22.1)	(21.5)%
Gross profit	233.0	190.3	42.7	22.4%
Gross margin	65.1%	64.9%		20	bps
SG&A expenses	209.9	172.7	(37.2)	(21.5)%
SG&A expenses as % of revenue	58.6%	58.9%		30	bps
Operating income	23.1	17.6	5.5	31.3%
Operating margin	6.5%	6.0%		50	bps
Net interest, finance and other costs	5.9	22.2	16.3	73.4%
Income (loss) before income taxes	17.2	(4.6)	21.8	473.9%
Income tax expense	9.6	5.4	(4.2)	(77.8)%
Effective tax rate	55.8%	(117.4)%		(17,320)	bps
Net income (loss)	7.6	(10.0)	17.6	176.0%
Net income (loss) attributable to non-controlling interest	2.6	(6.9)	9.5	137.7%
Net income (loss) attributable to shareholders of the Company	5.0	(3.1)	8.1	261.3%
Weighted average number of shares outstanding
Basic	99,355,838	104,519,045
Diluted[1]	100,395,330	104,519,045
Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.05	$(0.03)	$0.08	266.7%
Diluted	$0.05	$(0.03)	$0.08	266.7%
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. For the fourth quarter ended March 31, 2024, there were 3,904,366 shares (fourth quarter ended April 2, 2023 - 643,505 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Revenue

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 31, 2024	April 2, 2023	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	271.5	227.5	44.0	3.2	47.2	19.3%	20.7%
Wholesale	41.4	45.5	(4.1)	0.6	(3.5)	(9.0)%	(7.7)%
Other	45.1	20.2	24.9	0.1	25.0	123.3%	123.8%
Total revenue	358.0	293.2	64.8	3.9	68.7	22.1%	23.4%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 31, 2024	April 2, 2023	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	70.0	55.2	14.8	—	14.8	26.8%	26.8%
United States	82.8	67.5	15.3	(0.4)	14.9	22.7%	22.1%
North America	152.8	122.7	30.1	(0.4)	29.7	24.5%	24.2%
Greater China[1]	128.4	99.0	29.4	2.3	31.7	29.7%	32.0%
Asia Pacific (excluding Greater China1)	19.5	15.1	4.4	1.4	5.8	29.1%	38.4%
Asia Pacific	147.9	114.1	33.8	3.7	37.5	29.6%	32.9%
EMEA[2]	57.3	56.4	0.9	0.6	1.5	1.6%	2.7%
Total revenue	358.0	293.2	64.8	3.9	68.7	22.1%	23.4%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the fourth quarter ended March 31, 2024 was $358.0m, an increase of $64.8m, or 22.1%, from $293.2m for the fourth quarter ended April 2, 2023. On a constant currency1 basis, revenue increased by 23.4% for the fourth quarter ended March 31, 2024 compared to the fourth quarter ended April 2, 2023.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Within our product categories, non-Heavyweight Down grew year-over-year across all geographies in the fourth quarter ended March 31, 2024, expanding its share of revenue and units sold within the overall mix. Heavyweight Down revenue remained flat year-over-year on a consolidated basis with strong growth in United States and Asia Pacific compared to the fourth quarter ended April 2, 2023.
Revenue generated from our DTC and Wholesale segments represented 75.8% and 11.6%, respectively of total revenue for the fourth quarter ended March 31, 2024 compared to 77.6% and 15.5% respectively, for the fourth quarter ended April 2, 2023.

DTC
Revenue from our DTC segment was $271.5m for the fourth quarter ended March 31, 2024 compared to $227.5m for the fourth quarter ended April 2, 2023. The increase of $44.0m or 19.3% was driven by the following factors:
•Our retail stores had increased revenue across all geographies, primarily due to:
◦Retail expansion mainly in the United States and Asia Pacific with three new permanent stores in the quarter and 11 new permanent stores opened earlier in the fiscal year running for the full duration of the current quarter compared to the comparative quarter;
◦Comparable retail sales growth had mixed results due to:
▪Strong performance across Asia Pacific with positive comparable sales growth due to:
•Strong domestic and tourist shopping in Greater China with elevation of traffic and increased units per transaction across our retail network in the region, as a result of enhanced product planning and Lunar New Year; and
•Continued improvements in tourism in the region.
▪Negative comparable retail sales growth in EMEA due to pressured consumers and an intense promotional environment, although traffic, conversion and units per transaction increased compared to the same period last year.
•Strong performance in the e-Commerce channel driven by the United States and Greater China, as traffic, conversion and units per transaction increased compared to the same period last year.
DTC comparable sales growth1 of 3.5% was driven by higher e-Commerce revenue and relatively flat comparable store growth.
1DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $41.4m for the fourth quarter ended March 31, 2024 compared to $45.5m for the fourth quarter ended April 2, 2023. The decrease of $4.1m or (9.0)% was due to a planned lower order book value resulting from fewer orders from existing customers, compared to the same period last year, and the ongoing streamlining of our wholesale accounts.
Other
Revenue from our Other segment was $45.1m for the fourth quarter ended March 31, 2024 compared to $20.2m for the fourth quarter ended April 2, 2023. The increase of $24.9m was mainly attributable to larger number of friends and family events related to our strategic management of slow moving inventory, which we leveraged to exit slow moving and discontinued inventory as part of our broader strategy to optimize inventory levels.

Gross Profit

	Fourth quarter ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	233.0	65.1%	190.3	64.9%	42.7	20	bps
Gross profit and gross margin for the fourth quarter ended March 31, 2024 were $233.0m and 65.1%, respectively, compared to $190.3m and 64.9%, respectively, for the fourth quarter ended April 2, 2023. The increase in gross profit of $42.7m was attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by pricing (+110 bps), freight and duty (+60 bps) and inventory adjustments (+30 bps) partially offset by product mix (-100 bps) and channel mix (-80 bps).
SG&A Expenses

Fourth quarter ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
			Reclassified	Reclassified
SG&A expenses	209.9	58.6%	172.7	58.9%	(37.2)	(21.5)%
SG&A expenses were $209.9m for the fourth quarter ended March 31, 2024 compared to $172.7m for the fourth quarter ended April 2, 2023. The increase in SG&A expenses of $37.2m or 21.5% was attributable to:
•An increase of $23.4m in costs related to our operating segments, driven by:
◦$7.7m of higher personnel costs primarily due to headcount growth related to the expanded retail network in the United States and Greater China;
◦$3.8m in higher depreciation and amortization driven by the continued retail expansion, including new stores opened in fiscal 2024;
◦$2.9m in increased technology costs for licenses and fees related to the e-Commerce infrastructure; and
◦$2.8m in fees to our service providers in support of our friends and family events; and
◦$2.6m in increased rent, occupancy, and maintenance costs primarily due to the expansion of the retail network, prior year store openings running for the full quarter in fiscal 2024, and higher costs from variable rent in Asia Pacific resulting from increased revenue compared to fiscal 2023.
•An increase of $13.8m in costs related to corporate expenses, driven by $13.5m of activities related to the Transformation Program, including $2.4m of consultancy fees and $11.1m of severance costs, net of share-based award forfeitures, associated with the reduction in workforce which are not expected to recur.

Operating Income and Operating Margin

	Fourth quarter ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
			Reclassified	Reclassified
DTC	104.8	38.6%	90.4	39.7%	14.4	(110)	bps
Wholesale	3.9	9.4%	3.7	8.1%	0.2	130	bps
Other	9.9	22.0%	5.2	25.7%	4.7	(370)	bps
Total segment operating income[1]	118.6		99.3		19.3

	Fourth quarter ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	118.6		99.3		19.3
Corporate expenses	(95.5)		(81.7)		(13.8)
Total operating income	23.1	6.5%	17.6	6.0%	5.5	50	bps
1.Total segment operating income is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating income and operating margin were $23.1m and 6.5% for the fourth quarter ended March 31, 2024 compared to operating income and operating margin of $17.6m and 6.0% the fourth quarter ended April 2, 2023. The increase in operating income of $5.5m was attributable to higher gross profit, partially offset by higher operating costs noted above. The increase in operating margin of 50 bps was attributable to higher gross margin partially offset by higher SG&A expenses.
DTC
DTC segment operating income and operating margin were $104.8m and 38.6% for the fourth quarter ended March 31, 2024 compared to $90.4m and 39.7% for the fourth quarter ended April 2, 2023. The increase in operating income of $14.4m was attributable to higher sales, partially offset by costs associated with the expansion of the retail network.
The decrease in operating margin of (110) bps was attributable to:
•Gross margin - favourably increased by 60 bps to 73.9% in the fourth quarter ended March 31, 2024, compared to 73.3% for the fourth quarter ended April 2, 2023. The increase in gross margin was driven by pricing (+110 bps), freight and duty (+50 bps) and product mix (+40 bps), partially offset by inventory adjustments (-130 bps).
•SG&A expenses as a percentage of revenue - unfavourably increased by 170 bps to 35.3% for the fourth quarter ended March 31, 2024, compared to 33.6% for the fourth quarter ended April 2, 2023. The increase was attributable to higher personnel and infrastructure costs in the e-Commerce channel relative to revenue growth in the channel and higher personnel costs in the retail channel relative to revenue growth in the channel.
Wholesale
Wholesale segment operating income and operating margin were $3.9m and 9.4%, respectively, for the fourth quarter ended March 31, 2024 compared to $3.7m and 8.1% for the fourth quarter ended April 2, 2023. The increase in operating income of $0.2m was attributable to higher gross profit despite a decline in revenue from a lower order book value and the continued streamlining of the Wholesale segment. SG&A expenses are consistent with the comparative quarter.
The increase in operating margin of 130 bps was attributable to:
•Gross margin - favourably increased by 400 bps to 39.6% in the fourth quarter ended March 31, 2024, compared to 35.6% for the fourth quarter ended April 2, 2023. The increase in gross margin was driven by inventory adjustments (+1,170 bps) primarily due to higher inventory provisioning in the comparative quarter that did not reoccur in the current quarter. The increase was partially offset by product mix (-740 bps) primarily due to a lower proportion of Heavyweight Down sales.
•SG&A expenses as a percentage of revenue - unfavourably increased by 270 bps to 30.2% for the fourth quarter ended March 31, 2024, compared to 27.5% for the fourth quarter ended April 2, 2023. The increase was attributable to lower segment revenue, as SG&A expenses from the current quarter are consistent with the comparative quarter.
Other
Other segment operating income was $9.9m for the fourth quarter ended March 31, 2024 compared to $5.2m for the fourth quarter ended April 2, 2023. The increase in operating income of $4.7m was attributable to higher revenue as described above, partially offset by increased SG&A expenses.
Net Interest, Finance and Other Costs

	Fourth quarter ended
	March 31, 2024	April 2, 2023
CAD $ millions	Reported	Reported	$ Change	% Change
		Reclassified
Net interest, finance and other costs	5.9	22.2	16.3	73.4%
Net interest, finance and other costs were $5.9m for the fourth quarter ended March 31, 2024 compared to $22.2m for the fourth quarter ended April 2, 2023. The decrease of $16.3m or 73.4% was driven by the decrease in net loss of $19.2m on the fair value remeasurement of the put option liability (liability decrease of $25.6m, excluding translation losses of $1.8m) and the contingent consideration (liability increase of $4.3m, excluding translation losses of $0.3m) related to the Japan Joint Venture. The change in fair values of the contingent consideration and put option liability were driven by updated cash flow forecasts, progression through the 4-year and 10-year terms, respectively, and lower cost of equity in the market.
The decrease was partially offset by unfavourable foreign exchange fluctuations related to the Term Loan (as defined below) which is denominated in USD, net of hedging impacts, of $1.7m and $1.5m of higher interest related to principal payments on lease liabilities.

Income Taxes

	Fourth quarter ended
	March 31, 2024		April 2, 2023
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax expense	9.6	55.8%	5.4	(117.4)%	(4.2)	(17,320)	bps
Income tax expense was $9.6m for the fourth quarter ended March 31, 2024 compared to $5.4m for the fourth quarter ended April 2, 2023. For the fourth quarter ended March 31, 2024, the effective and statutory tax rates were 55.8% and 25.5%, respectively, compared to (117.4)% and 25.3% for the fourth quarter ended April 2, 2023. Given our global operations, the quarter to date effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates.
Net Income
Net income for the fourth quarter ended March 31, 2024 was $7.6m compared to a net loss of $10.0m for the fourth quarter ended April 2, 2023, driven by the factors described above.
QUARTERLY FINANCIAL INFORMATION
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net income (loss) attributable to shareholders of the Company	Earnings (loss) per share attributable to shareholders of the Company		Operating income (loss) (reclassified)	Adjusted EBIT[1] (restated)	Adjusted net income (loss) per diluted share attributable to shareholders of the Company[1] (restated)
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2024
Fourth Quarter	271.5	41.4	45.1	358.0	26.8%	5.0	$0.05	$0.05	23.1	40.1	$0.19
Third Quarter	514.0	81.8	14.1	609.9	45.7%	130.6	$1.30	$1.29	198.8	207.2	$1.37
Second Quarter	109.4	162.0	9.7	281.1	21.1%	3.9	$0.04	$0.04	2.3	15.6	$0.16
First Quarter	55.8	27.1	1.9	84.8	6.4%	(81.1)	$(0.78)	$(0.78)	(99.7)	(91.1)	$(0.70)
Fiscal 2023
Fourth Quarter	227.5	45.5	20.2	293.2	24.1%	(3.1)	$(0.03)	$(0.03)	17.6	26.6	$0.13
Third Quarter	450.2	114.4	12.1	576.7	47.4%	134.9	$1.28	$1.28	190.7	197.1	$1.27
Second Quarter	94.8	180.7	1.7	277.2	22.8%	3.3	$0.03	$0.03	21.5	26.3	$0.19
First Quarter	34.8	33.2	1.9	69.9	5.7%	(62.4)	$(0.59)	$(0.59)	(82.2)	(75.9)	$(0.56)
1Adjusted EBIT and adjusted net income (loss) attributable to shareholders of the Company are non-IFRS financial measures and adjusted net income (loss) per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
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
•revenue generated from the Japan Joint Venture formed on April 4, 2022;
•revenue generated from the new subsidiary Paola Confectii formed on November 1, 2023, in connection with the business combination; and
•impacts from COVID-19 that began in the fourth quarter of fiscal 2020.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;
•increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in net losses in our seasonally low-revenue first and fourth quarters, respectively;
•impact of foreign exchange;
•fluctuations in average cost of borrowings to address growing working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;
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
•increased product costs due to cost inflation and higher interest rates;
•the repurchase of our subordinate voting shares pursuant to our normal course issuer bids;

•costs associated with the formation of the Japan Joint Venture on April 4, 2022 and the business combination resulting in the acquisition of Paola Confectii on November 1, 2023; and
•the introduction of the Transformation Program in the fourth quarter of fiscal 2023 and related activities under this program as described above.
NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income attributable to the shareholders of the Company, constant currency revenue, and net debt, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income per basic and diluted share attributable to shareholders of the Company and, net debt leverage, as well as certain financial measures that are “supplementary financial measures”, including DTC comparable sales growth and average sales per square foot, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Year ended		Fourth quarter ended
CAD $ millions (except per share data)	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
		Restated		Restated
Adjusted EBIT	171.8	174.1	40.1	26.6
Adjusted EBIT margin	12.9%	14.3%	11.2%	9.1%
Adjusted EBITDA	298.2	276.7	75.3	56.0
Adjusted net income attributable to shareholders of the Company	101.0	110.0	19.3	14.0
Adjusted net income per basic share attributable to shareholders of the Company	$1.00	$1.05	$0.19	$0.13
Adjusted net income per diluted share attributable to shareholders of the Company	$0.99	$1.04	$0.19	$0.13

CAD $ millions	March 31, 2024	April 2, 2023
Net debt	(584.1)	(468.1)

Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net income attributable to shareholders of the Company, and adjusted net income per basic and diluted share attributable to shareholders of the Company
These measures exclude the impact of certain non-cash items and certain other adjustments related to events that are non-recurring or unusual in nature, that we believe are not otherwise reflective of our ongoing operations and/or that make comparisons of underlying financial performance between periods difficult. We use, and believe that certain investors and analysts use, this information to evaluate our core financial and operating performance for business planning purposes, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry.
Constant currency revenue
Constant currency revenue is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. We use, and believe that certain investors and analysts use, this information to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. See “Results of Operations - Revenue” for a reconciliation of reported revenue and revenue on a constant currency basis.
Net debt and net debt leverage
We define net debt as cash less total borrowings and lease liabilities, and net debt leverage as the ratio of net debt to adjusted EBITDA, measured on a spot basis. We use, and believe that certain investors and analysts use, these non-IFRS financial measures and ratios to determine the Company’s financial leverage and ability to meet its debt obligations. See “Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
DTC comparable sales growth
DTC comparable sales growth is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period. The DTC comparable sales growth metric we report may not be equivalent to similarly titled metrics reported by other companies.
Average sales per square foot
Average sales per square foot is a supplementary financial measure, calculated as total revenue from our stores that have been open for the full 52 weeks of the fiscal year divided by average net selling space. Average net selling space is defined as the sum of a store’s selling square footage at the end of each month divided by 12 fiscal periods. We use this metric to assess the performance of our stores relative to their square footage. The average sales per square foot metric we report may not be equivalent to similarly titled metrics reported by other companies.
Total Segment Operating Income
Total segment operating income is a non-IFRS measure defined as revenue minus cost of goods sold and SG&A expenses directly related to the operating segment. The total segment operating income metric we report may not be equivalent to similarly titled metrics reported by other companies. See “Operating Income and Operating Margin” discussion above for reconciliation.
The tables below reconcile net income to adjusted EBIT, adjusted EBITDA and adjusted net income attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning in fiscal 2024, impairment losses for retail stores are no longer included in the reconciliation of net income to adjusted EBIT, adjusted EBITDA and adjusted net income attributable to shareholders of the Company, as we believe these costs have become sufficiently recurring and are therefore part of our normal course of business. Comparable periods have been restated to reflect this change.
Beginning with the first quarter of fiscal 2024, foreign exchange gains and losses related to the Term Loan (as defined below), net of hedging, are now reflected in the presentation of net interest, finance and other costs; which was previously presented in SG&A expenses. As such, this item is no longer included as a separate reconciling item to adjusted EBIT, adjusted EBIT margin, and adjusted EBITDA. Comparable periods have been reclassified to reflect this change.
See “Basis of Presentation” for additional details on the updates made to the comparable periods.

	Year ended		Fourth quarter ended
CAD $ millions	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
Net income (loss)	58.1	68.9	7.6	(10.0)
Add (deduct) the impact of:
Income tax expense	17.6	24.6	9.6	5.4
Net interest, finance and other costs	48.8	54.1	5.9	22.2
Operating income	124.5	147.6	23.1	17.6
Net temporary store closure costs (a)	—	3.2	—	—
Head office transition costs (c)	0.8	6.7	—	2.0
Japan Joint Venture costs (e)	4.9	10.2	2.5	1.9
Transformation Program costs (g)	40.1	4.1	13.5	4.1
Legal proceeding costs (h)	—	2.2	—	—
Paola Confectii Earn-Out costs (j)	1.5	—	1.0	—
Other (k)	—	0.1	—	1.0
Total adjustments	47.3	26.5	17.0	9.0
Adjusted EBIT	171.8	174.1	40.1	26.6
Adjusted EBIT margin	12.9%	14.3%	11.2%	9.1%

	Year ended		Fourth quarter ended
CAD $ millions	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
Net income (loss)	58.1	68.9	7.6	(10.0)
Add (deduct) the impact of:
Income tax expense	17.6	24.6	9.6	5.4
Net interest, finance and other costs	48.8	54.1	5.9	22.2
Operating income	124.5	147.6	23.1	17.6
Net temporary store closure costs (a)	—	3.2	—	—
Head office transition costs (c)	0.8	6.7	—	2.0
Japan Joint Venture costs (e)	4.9	10.2	2.5	1.9
Transformation Program costs (g)	40.1	4.1	13.5	4.1
Legal proceeding costs (h)	—	2.2	—	—
Paola Confectii Earn-Out costs (j)	1.5	—	1.0	—
Net depreciation and amortization (n)	126.4	102.6	35.2	29.4
Other (k)	—	0.1	—	1.0
Total adjustments	173.7	129.1	52.2	38.4
Adjusted EBITDA	298.2	276.7	75.3	56.0

	Year ended		Fourth quarter ended
CAD $ millions	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
Net income (loss)	58.1	68.9	7.6	(10.0)
Add (deduct) the impact of:
Net temporary store closure costs (a) (b)	—	3.3	—	—
Head office transition costs (c) (d)	1.2	8.3	—	2.4
Japan Joint Venture costs (e)	4.9	10.2	2.5	1.9
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (f)	4.4	8.0	(6.4)	12.7
Transformation Program costs (g)	40.1	4.1	13.5	4.1
Legal proceeding costs (h)	—	2.2	—	—
Unrealized foreign exchange loss on Term Loan (i)	2.1	12.1	2.1	0.4
Paola Confectii Earn-Out costs (j)	1.5	—	1.0	—
Other (k)	—	0.1	—	1.0
	54.2	48.3	12.7	22.5
Tax effect of adjustments	(10.1)	(6.2)	(3.9)	(1.9)
Deferred tax adjustment (l)	3.1	3.7	3.6	3.7
Adjusted net income	105.3	114.7	20.0	14.3
Adjusted net income attributable to non-controlling interest (m)	(4.3)	(4.7)	(0.7)	(0.3)
Adjusted net income attributable to shareholders of the Company	101.0	110.0	19.3	14.0
Weighted average number of shares outstanding
Basic	100,816,758	105,058,643	99,355,838	104,519,045
Diluted[1]	101,823,073	105,622,312	100,395,330	104,519,045
Adjusted net income per basic share attributable to shareholders of the Company	1.00	1.05	0.19	0.13
Adjusted net income per diluted share attributable to shareholders of the Company	0.99	1.04	0.19	0.13
1.Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. For the fourth quarter and year ended March 31, 2024, there were 3,904,366 and 3,904,366 shares, respectively (fourth quarter and year ended April 2, 2023 - 643,505 and 2,231,231 shares, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
(a)Net temporary store closure costs of $nil and $nil were incurred in the fourth quarter and year ended March 31, 2024, respectively (fourth quarter and year ended April 2, 2023 - $nil and $3.2m, respectively).
(b)Net temporary store closure costs incurred in (a) as well as $nil and $nil of interest expense on lease liabilities for temporary store closures for the fourth quarter and year ended March 31, 2024, respectively (fourth quarter and year ended April 2, 2023 - $nil and $0.1m, respectively).
(c)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(d)Corporate head office transition costs incurred in (c) as well as $nil and $0.4m of interest expense on lease liabilities for the fourth quarter and year ended March 31, 2024, respectively (fourth quarter and year ended April 2, 2023 - $0.4m and $1.6m, respectively).

(e)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(f)Changes to the fair value remeasurement of the contingent consideration and put option liability related to the Japan Joint Venture. The Company recorded a gain of $(6.4)m and a loss of $4.4m on the fair value remeasurement of the contingent consideration and put option during the fourth quarter and year ended March 31, 2024, respectively (fourth quarter and year ended April 2, 2023 - losses of $12.7m and $8.0m, respectively. These gains and losses are included in net interest, finance and other costs within the statements of income.
(g)Transformation Program costs includes consultancy fees of $2.4m and $23.5m, respectively, as well as severance costs, net of shared-based award forfeitures of $11.1m and $16.6m, respectively, associated with the reduction in workforce for the fourth quarter and year ended March 31, 2024.
(h)Costs for legal proceeding fees including for the defense of class action lawsuits.
(i)Unrealized gains and losses on the translation of the Term Loan (as defined below) from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs were previously presented in SG&A expenses, are now reflected in the presentation of net interest, finance and other costs.
(j)Remuneration recognized for the Earn-Out related to the acquisition of Paola Confectii SRL. See “Business Developments” for detailed information on the Earn-Out in connection with the business combination.
(k)Costs related to the transition of logistics agencies, restructuring costs related to the company’s manufacturing facilities, rent abatements received as well as individually immaterial items.
(l)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(m)Calculated as net income (loss) attributable to non-controlling interest within the statements of income of $2.6m and $(0.3)m plus $(1.9)m and $4.6m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 31, 2024, respectively. Net loss attributable to non-controlling interest within the statements of income of $(6.9)m and $(3.8)m plus $7.2m and $8.5m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended April 2, 2023, respectively.
(n)Calculated as depreciation and amortization as determined in accordance with IFRS, less the depreciation impact for temporary store closures (a), and corporate head office transition costs (c). Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the year ended March 31, 2024 compared to the year ended April 2, 2023, and for the fourth quarter ended March 31, 2024 compared to the fourth quarter ended April 2, 2023.

	Year ended			Fourth quarter ended
CAD $ millions	March 31, 2024	April 2, 2023	$ Change	March 31, 2024	April 2, 2023	$ Change
Total cash from (used in):
Operating activities	164.6	116.3	48.3	82.8	7.0	75.8
Investing activities	(72.4)	(45.3)	(27.1)	(12.7)	(23.9)	11.2
Financing activities	(232.8)	(80.7)	(152.1)	(79.5)	(45.4)	(34.1)
Effects of foreign currency exchange rate changes on cash	(1.0)	8.5	(9.5)	0.0	4.6	(4.6)
Decrease in cash	(141.6)	(1.2)	(140.4)	(9.4)	(57.7)	48.3
Cash, beginning of period	286.5	287.7	(1.2)	154.3	344.2	(189.9)
Cash, end of period	144.9	286.5	(141.6)	144.9	286.5	(141.6)
Cash Requirements
Our primary need for liquidity is to fund working capital and capital expenditures including new stores, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China Facilities, the Japan Facility, the Revolving Facility, as defined below, and the trade accounts receivable factoring program to provide short-term liquidity and to have funds available for working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue recognized earlier in the year.
As at March 31, 2024, the decrease in total inventory compared to April 2, 2023 was attributable to lower raw materials and finished goods. Raw material decreases were driven by an adjustment to purchasing processes to better align supply with production needs. Lower finished goods levels were achieved by:
•management of slow moving inventory through revenue generated in the Other segment;
•inventory provisioning for Canada Goose Generations;
•a decrease in total production; and
•continued focus on optimizing product planning.
The decrease in production was driven by optimizing production levels to better align the supply of product with anticipated revenue growth and utilize the evergreen product we have on-hand. We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and intend to continue to align inventory with demand that we forecast in each region.

Inventory of $1.6m was acquired through Paola Confectii, and its inventory level is $6.6m as at March 31, 2024.
Cash flows from operating activities
Cash flows from operating activities were $164.6m for the year ended March 31, 2024 compared to $116.3m for the year ended April 2, 2023. The increase in cash from operating activities of $48.3m was driven by deceleration of inventory production compared to investments in inventory in the prior year. This was partially offset by higher income taxes paid of $29.3m.
Cash flows from operating activities were $82.8m for the fourth quarter ended March 31, 2024 compared to $7.0m for the fourth quarter ended April 2, 2023. The increase in cash from operating activities of $75.8m was driven by higher net income, lower inventory production and decreased accounts payable and accrued liabilities driven by the $20.0m liability to our designated broker under the automatic share purchase plan (the “Fiscal 2023 ASPP”) in the comparative quarter.
Cash flows used in investing activities
Cash flows used in investing activities were $72.4m for the year ended March 31, 2024 compared to $45.3m for the year ended April 2, 2023. The increase in cash flows used in investing activities of $27.1m was driven by $15.9m for the acquisition of Paola Confectii and increased capital expenditures of $9.7m driven by the expansion of the retail network.
Cash flows used in investing activities were $12.7m for the fourth quarter ended March 31, 2024 compared to $23.9m for the fourth quarter ended April 2, 2023. The decrease in cash flows used in investing activities of $11.2m was primarily due to $13.7m lower capital expenditures related to upcoming retail expansion, partially offset by $3.6m on the final cash consideration payment for the newly acquired Paola Confectii business.
Cash flows used in financing activities
Cash flows used in financing activities were $232.8m for the year ended March 31, 2024 compared to $80.7m for the year ended April 2, 2023. The increase in cash flows used in financing activities of $152.1m was driven by $114.7m of higher payments for the purchase of subordinate voting shares that were cancelled related to the normal course issuer bid (“NCIB”) that begun during fiscal 2023 (the “Fiscal 2023 NCIB”) and the NCIB that begun during fiscal 2024 (the “Fiscal 2024 NCIB”) as described below, repayments of $9.8m principal outstanding balance on the Mainland China Facilities (as defined below) from fiscal 2023, increased principal payments on lease liabilities of $7.0m, primarily for additional retail stores, and the settlement of the term loan derivative contracts of $8.6m in the comparative period.
Cash flows used in financing activities were $79.5m for the fourth quarter ended March 31, 2024 compared to $45.4m for the fourth quarter ended April 2, 2023. The increase in cash flows used in financing activities of $34.1m was largely driven by $19.1m of higher payments for the purchase of subordinate voting shares that were cancelled related to the Fiscal 2023 NCIB and Fiscal 2024 NCIB as described below, increased repayments of $3.4m on the Mainland China Facilities (as defined below), and the settlement of the term loan derivative contracts of $8.6m in the comparative quarter.

Indebtedness
The following table presents our net debt1 as of March 31, 2024 and April 2, 2023.

CAD $ millions	March 31, 2024	April 2, 2023	$ Change
Cash	144.9	286.5	(141.6)
Mainland China Facilities	—	(9.8)	9.8
Japan Facility	(5.4)	(13.7)	8.3
Revolving Facility	—	—	—
Term Loan	(393.1)	(396.3)	3.2
Lease liabilities	(330.5)	(334.8)	4.3
Net debt[1]	(584.1)	(468.1)	(116.0)
1Net debt is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at March 31, 2024, net debt was $584.1m compared to $468.1m as at April 2, 2023. The increase of $116.0m was driven by a decrease in cash of $141.6m, partially offset by decreased borrowings on the Mainland China Facilities, Japan Facility and the Term Loan, as defined below. Net debt leverage1 as at March 31, 2024 was 2.0 times adjusted EBITDA, compared to 1.7 times adjusted EBITDA as at April 2, 2023.
1.Net debt and net debt leverage are non-IFRS measures. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Amendments to borrowings
Effective June 30, 2023, LIBOR rates were no longer published for U.S Dollars. As a result, in the first quarter ended July 2, 2023, the Company transitioned facilities and contracts denominated in U.S dollars applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). At this time, the Company entered into further amendments to its Revolving Facility (as defined below), the Term Loan (as defined below) and the interest rate swaps to transition to SOFR. In connection with the amendments, during the first quarter ended July 2, 2023 the Company also extended the maturity of the Revolving Facility to May 15, 2028 and incurred transaction costs of $0.7m, on the extension of the Revolving Facility, which are being amortized using the effective interest rate method over the new term to maturity. There were no amendments to borrowings in the fourth quarter ended March 31, 2024.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility (“Revolving Facility”) in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
As at March 31, 2024, the Company had repaid all principal amounts owing on the Revolving Facility (April 2, 2023 - $nil). As at March 31, 2024, no interest and administrative fees remain outstanding (April 2, 2023 - $nil). Deferred financing charges in the amounts of $1.0m (April 2,

2023 - $0.5m), were included in other long-term liabilities. As at and during the year ended March 31, 2024, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $203.7m as at March 31, 2024 (April 2, 2023 - $238.4m).
As at March 31, 2024, the Company had letters of credit outstanding under the Revolving Facility of $1.5m (April 2, 2023 - $1.8m).
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis (“Term Loan”) alongside the Revolving Facility. The Term Loan has an aggregate principal amount of USD300.0m, with quarterly repayments of USD0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the Term Loan has an interest rate of SOFR plus a term SOFR adjustment of 0.11448% with an applicable margin of 3.50% payable monthly in arrears. SOFR plus the term SOFR adjustment may not be less than 0.75%.
Voluntary prepayments of amounts owing under the Term Loan may be made at any time without premium or penalty but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended March 31, 2024, the Company was in compliance with all covenants.
As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at March 31, 2024, we had $393.1m (USD290.3m) aggregate principal amount outstanding under the Term Loan (April 2, 2023 - $396.3m (USD293.3m)). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate.
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB266.4m ($50.0m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, minus a marginal rate between 0.35% and 0.45%, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at March 31, 2024, the Company had no amounts owing on the Mainland China Facilities (April 2, 2023 - $9.8m (RMB50.0m)).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($35.8m) ("Japan Facility") with a floating interest rate of Japanese Bankers Association Tokyo Interbank Offered Rate (“JBA TIBOR”) plus an applicable margin of 0.30%. The term of the facility is 12 months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at March 31, 2024, the Company had $5.4m (JPY600.0m) owing on the Japan Facility (April 2, 2023 - $13.7m (JPY1,350.0m)).
Short-term Borrowings
As at March 31, 2024, the Company has short-term borrowings in the amount of $9.4m. Short-term borrowings include $5.4m (April 2, 2023 - $13.7m) owing on the Japan Facility, and $4.0m

(April 2, 2023 - $4.1m) for the current portion of the quarterly principal repayments on the Term Loan. For the year ended April 2, 2023, short-term borrowings included $9.8m on the Mainland China Facilities. Short-term borrowings are all due within the next 12 months.
Lease Liabilities
The Company had $330.5m (April 2, 2023 - $334.8m) of lease liabilities as at March 31, 2024, of which $79.9m (April 2, 2023 - $76.1m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Normal Course Issuer Bid
Share capital transactions for the year ended March 31, 2024
Normal course issuer bid for Fiscal 2024
During the year ended March 31, 2024, the Company has renewed its NCIB in relation to its subordinate voting shares. The Company is authorized to make purchases under the Fiscal 2024 NCIB from subordinate voting shares over the 12-month period from November 22, 2023 and ending no later than November 21, 2024, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors has authorized the Company to repurchase up to 4,980,505 subordinate voting shares, representing 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at November 10, 2023. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2024 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 71,846 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2023 and ending on October 31, 2023. A copy of the Company's notice of intention to commence a NCIB through the facilities of the TSX may be obtained, without charge, by contacting the Company. The Company believes that the purchase of its subordinate voting shares under the Fiscal 2024 NCIB is an appropriate and desirable use of available excess cash.
In connection with the Fiscal 2024 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2024 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2024 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2024 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2024 ASPP or upon the date of expiry of the Fiscal 2024 NCIB.
During the year ended March 31, 2024, under the Fiscal 2024 NCIB, the Company purchased 3,586,124 subordinate voting shares for cancellation for total cash consideration of $56.9m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $48.8m charged to retained earnings. Of the 3,586,124 subordinate voting shares purchased, 3,088,648 were purchased under the Fiscal 2024 ASPP for total cash consideration of $49.6m.
For the trading blackout period relating to the fiscal year ended March 31, 2024, the Company elected not to rely on the Fiscal 2024 ASPP. Therefore, there was no liability due to the designated broker as at March 31, 2024.
Normal course issuer bid for Fiscal 2023
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase and cancel up to

5,421,685 subordinate voting shares over the 12-month period from November 22, 2022 and concluded on November 21, 2023 (the “Fiscal 2023 NCIB”).
In connection with the Fiscal 2023 NCIB, the Company also entered into the Fiscal 2023 ASPP under which a designated broker purchased subordinate voting shares under the Fiscal 2023 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. This Fiscal 2023 ASPP terminated on November 21, 2023, along with the Fiscal 2023 NCIB, and the liability to the broker was fully settled.
During the three fiscal quarters ended December 31, 2023, under the Fiscal 2023 NCIB until its expiration, the Company purchased 4,268,883 subordinate voting shares for cancellation for total cash consideration of $83.3m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $73.6m charged to retained earnings. Of the 4,268,883 subordinate voting shares purchased, 1,184,152 were purchased under the automatic share purchase plan in connection with the Fiscal 2023 NCIB for total cash consideration of $25.3m.
During the validity of the Fiscal 2023 NCIB, the Company purchased 5,421,685, which represents the total authorized subordinate voting shares for cancellation for total cash consideration of $111.2m. Purchases were made during the validity of the Fiscal 2023 NCIB by means of open market transactions on the TSX, the NYSE and alternative trading systems in Canada and the United States.
Share capital transactions for the year ended April 2, 2023
In connection with the Fiscal 2023 NCIB, during the year ended April 2, 2023, the Company purchased 1,152,802 subordinate voting shares for cancellation for total cash consideration of $26.7m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $25.4m charged to retained earnings. Of the 1,152,802 subordinate voting shares purchased, 821,622 were purchased under the Fiscal 2023 ASPP for total cash consideration of $20.0m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the Fiscal 2023 ASPP was $20.0m as at April 2, 2023. The amount was charged to contributed surplus.
Capital Management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors monitors the Company’s capital management on a regular basis. We aim to continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.

Contractual Obligations
The following table summarizes certain significant contractual obligations and other obligations of the Company, as at March 31, 2024:

CAD $ millions	2025	2026	2027	2028	2029	Thereafter	Total
Accounts payable and accrued liabilities	177.7	—	—	—	—	—	177.7
Japan Facility	5.4	—	—	—	—	—	5.4
Term Loan	4.0	4.1	4.1	380.9	—	—	393.1
Interest commitments relating to borrowings[1]	35.2	35.2	35.2	17.5	—	—	123.1
Lease obligations	92.0	75.8	66.3	42.1	32.5	81.6	390.3
Pension obligation	—	—	—	—	—	1.8	1.8
Total contractual obligations	314.3	115.1	105.6	440.5	32.5	83.4	1,091.4
1Interest commitments are calculated based on the loan balance and the interest rate payable on the Japan Facility and the Term Loan of 0.45% and 8.94% respectively, as at March 31, 2024.
As at March 31, 2024, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the Earn-Out to the PCML Vendors, and the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. In Europe, a subsidiary of the Company also entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. See the “Credit risk” section of this MD&A for additional details on the trade accounts receivable factoring program. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at March 31, 2024.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Within the facility, letters of guarantee are available for terms of up to 12 months from the date of issuance and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. As at March 31, 2024, the Company had $7.4m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at March 31, 2024 the amount outstanding was $9.1m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS).

As at May 10, 2024, there were 45,543,872 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at May 10, 2024, there were 4,375,016 options, 469,660 restricted share units, and 330,881 performance share units outstanding under the Company’s equity incentive plans, of which 1,929,815 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units (including performance restricted share units) will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
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
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at March 31, 2024, trade accounts receivable totaling approximately $14.8m (April 2, 2023 - $10.3m) were insured subject to the policy cap. Complementary to third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its trade accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable to accounts with receivables over JPY100k. As at March 31, 2024, trade accounts receivable totalling approximately $0.3m (JPY32.5m) were insured subject to the policy cap (April 2, 2023 - $0.7m (JPY72.8m)).
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at March 31, 2024, customer deposits of $22.9m (April 2, 2023 - $0.2m) were included in accounts payable and accrued liabilities.

The aging of trade receivables was as follows:

			Past due
CAD $ millions	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	57.1	33.5	10.0	5.1	8.5
Credit card receivables	3.7	3.7	—	—	—
Other receivables	12.3	11.8	0.3	—	0.2
March 31, 2024	73.1	49.0	10.3	5.1	8.7

Trade accounts receivable	30.4	22.2	4.4	1.1	2.7
Credit card receivables	2.5	2.5	—	—	—
Other receivables	19.5	18.9	0.5	—	0.1
April 2, 2023	52.4	43.6	4.9	1.1	2.8
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice.
For the year ended March 31, 2024, the Company received total cash proceeds from the sale of trade accounts receivable with carrying values of $46.3m which were derecognized from the Company’s statement of financial position (April 2, 2023 - $45.7m). Fees of $0.4m were incurred during the year ended March 31, 2024 (April 2, 2023 - $0.3m) and included in net interest, finance and other costs in the statements of income. As at March 31, 2024, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $0.6m (April 2, 2023 - $1.1m). Subsequent to the year ended March 31, 2024, the Company has terminated its factoring program.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Annual Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and Japanese yen. Furthermore, as our business in Greater China grows, transactions in Chinese yuan, Hong Kong dollar and Taiwanese dollar are expected to increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
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
The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk to fluctuations in the U.S. dollar, euro, British pound sterling, Swiss franc, Chinese yuan, Hong Kong dollar, and Japanese yen exchange rates for revenues and purchases. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the fourth quarter of fiscal 2023, the Company completed executing the operating hedge program for the fiscal year ending March 31, 2024.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Year ended				Fourth quarter ended
	March 31, 2024		April 2, 2023		March 31, 2024		April 2, 2023
CAD $ millions	Net gain	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	1.3	0.1	(3.7)	0.9	(0.2)	—	(0.7)	0.1
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended		Fourth quarter ended
CAD $ millions	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
Loss (gain) from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	1.8	5.5	0.5	1.5
SG&A expenses	(0.4)	0.1	0.2	(0.2)
Inventory	0.5	0.8	0.1	0.8
For the fourth quarter and year ended March 31, 2024, an unrealized loss of $2.2m and an unrealized gain of $1.7m, respectively (fourth quarter and year ended April 2, 2023 - unrealized gains of $0.2m and $4.5m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statements of income.

Foreign currency forward exchange contracts outstanding as at March 31, 2024 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	62.1	U.S. dollars
		€89.3	euros
		¥2,085.8	Japanese yen
Forward contract to sell Canadian dollars	USD	22.4	U.S. dollars
		€40.1	euros

Forward contract to purchase euros	CNY	525.4	Chinese yuan
		£25.5	British pounds sterling
	HKD	32.9	Hong Kong dollars
	CHF	0.1	Swiss francs

Forward contract to sell euros	CHF	3.3	Swiss francs
		£1.5	British pounds sterling
	CNY	9.2	Chinese yuan
	HKD	7.0	Hong Kong dollars
Foreign exchange risk on borrowings
Amounts available for borrowing under part of our Revolving Facility are denominated in U.S. dollars. As at March 31, 2024, there were no principal amounts owing under the Revolving Facility.
Amounts borrowed under the Term Loan are denominated in U.S. dollars. Based on our outstanding balances of $393.1m (USD290.3m) under the Term Loan as at March 31, 2024, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $2.9m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan denominated in U.S. dollars. The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving USD270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan.
The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Year ended				Fourth quarter ended
	March 31, 2024		April 2, 2023		March 31, 2024		April 2, 2023
CAD $ millions	Net loss	Tax recovery	Net gain	Tax expense	Net gain	Tax expense	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	(1.8)	0.3	4.1	(0.8)	1.2	(0.3)	(3.4)	1.8

The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to net interest, finance and other costs:

	Year ended		Fourth quarter ended
CAD $ millions	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
(Gain) loss from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	(2.0)	0.5	(0.4)	(0.1)
For the fourth quarter and year ended March 31, 2024, an unrealized gain of $6.4m and an unrealized loss of $1.3m, respectively (fourth quarter and year ended April 2, 2023 - unrealized loss of $1.3m and unrealized gain of $17.5m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the Term Loan were recognized in net interest, finance and other costs in the statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, and the Term Loan, which currently bear interest rates at 3.10%, 0.45%, and 8.94%, respectively.
Interest rate risk on the Term Loan is partially mitigated by interest rate swap hedges. The Company entered into five-year interest rate swaps agreements terminating December 31, 2025 to pay fixing interest rate and receiving floating interest rates on notional debt of USD270.0m. Effective June 30, 2023, the floating interest benchmark reference rate contained within the swap agreements were amended from LIBOR to SOFR and the average fixed rates were reduced from 1.97% to 1.76%. These swap agreements fix the interest rate on the USD300.0m Term Loan. Following the amendment, the interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the year ended March 31, 2024 would have increased interest expense on the Japan Facility and the Term Loan before hedging by $0.1m and $3.9m, respectively (April 2, 2023 - $0.3m, and $3.9m, respectively).
Until the third quarter ended December 31, 2023, the Company calculated interest rate sensitivity on debt facilities using the average balance of the facility and average interest rate in the reporting period. Following the third quarter, and applicable for the fourth quarter and fiscal year ended March 31, 2024, the Company calculated interest rate sensitivity on debt facilities using the closing balance of the facility and the closing interest rate. The Company believes this change provides more relevant information on interest rate sensitivity. The Company has recognized this change as a change in estimates and had adjusted the disclosure prospectively.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended March 31, 2024, the Company had transactions with related parties of $1.1m (April 2, 2023 - $1.3m, April 3, 2022 - $1.7m) from companies related to certain shareholders. Net balances owing to related parties as at March 31, 2024 were $0.2m (April 2, 2023 - $0.4m).

A lease liability due to the previous controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.5m as at March 31, 2024 (April 2, 2023 - $3.1m). During the year ended March 31, 2024, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $1.6m (April 2, 2023 - $1.4m, April 3, 2022 - $1.4m). No amounts were owing to Baffin entities as at March 31, 2024 and April 2, 2023.
The Japan Joint Venture has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $1.9m as at March 31, 2024 (April 2, 2023 - $2.7m). During the year ended March 31, 2024, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $5.2m (April 2, 2023 - $5.9m, April 3, 2022 - $nil). Balances owing to Sazaby League as at March 31, 2024 were $0.3m (April 2, 2023 - $0.2m).
During the year ended March 31, 2024, the Japan Joint Venture sold inventory of $1.5m to companies wholly owned by Sazaby League (April 2, 2023 - $1.7m, April 3, 2022 - $nil). As at March 31, 2024, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (April 2, 2023 - $0.1m).
Pursuant to the Joint Venture Agreement, during the year ended April 2, 2023, the Company sold inventory of $11.9m to Sazaby League for repurchase by the Japan Joint Venture for inventory fulfillment. There was no outstanding receivable from Sazaby League as at April 2, 2023. During the year ended April 2, 2023, the Japan Joint Venture repurchased $11.9m of inventory from Sazaby League. The Japan Joint Venture had no amounts owing to Sazaby League as at April 2, 2023. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions.
In connection with the business combination, for the year ended March 31, 2024, the Company recognized $1.5m of remuneration costs related to the Earn-Out based on the estimated value of $7.4m for the payout. These costs have been included in other long-term liabilities on the statement of financial position, and reflects the amount owing to the PCML Vendors as at March 31, 2024.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at March 31, 2024. During the year ended March 31, 2024, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling less than $0.1m. No amounts were owing to one of the PCML Vendors as at March 31, 2024.
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

CAD $ millions	March 31, 2024	April 2, 2023	April 3, 2022
Short term employee benefits	10.8	10.1	12.5
Long term employee benefits	0.2	0.1	0.1
Termination benefits	1.0	—	—
Share-based compensation	7.3	11.2	11.5
Compensation expense	19.3	21.4	24.1
WITHDRAWAL OF LONG TERM OUTLOOK
In a press release dated February 7, 2023 entitled “Canada Goose Presents its Updated Strategic Growth Plan and Five-Year Financial Outlook” (the “February 2023 Press Release”), the Company released guidance relating to its 2028 fiscal year and related long-term targets. As more fully described in the earnings press release of the Company dated May 16, 2024, a copy of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, the Company is withdrawing the long-term guidance noted above as disclosed in the February 2023 Press Release.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Annual Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our material accounting policies are more fully described in the notes to our Annual Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most material impact on the amounts recognized in the Annual Financial Statements.
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
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements (“IAS 1”) to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of their recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted, however the Company has elected not to early adopt this amendment. The Company has performed an initial assessment on the impact of the amendment and the Company expects that adoption will result in a reclassification of the non-current portion of warranty provisions to be reported as current in nature, based on the terms and conditions of the Company’s warranty program. The impact is expected to be material in the consolidated statements of financial position.
Standards issued and adopted
In February 2021, the IASB issued narrow-scope amendments to IAS 1, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarified how to distinguish changes in accounting policies from changes in accounting estimates. Beginning April 3, 2023, the Company adopted the amendments. The adoption of the amendments did not have a material impact on the Annual Financial Statements.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the OECD Pillar Two international tax reform. The mandatory temporary exception has been adopted by the Company.

SUBSEQUENT EVENTS
Subsequent to the year ended March 31, 2024, the Company and Sazaby League amended the Joint Venture Agreement to extend the period by which the deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026, to April 2, 2028.
Subsequent to the year ended March 31, 2024, the Company has terminated its trade receivables factoring program.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as at March 31, 2024 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
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
Management of the Company, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (“COSO 2013”). Based on evaluation performed, management concluded that, as of March 31, 2024, the Company’s internal control over financial reporting was effective.
Deloitte LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 31, 2024.

Limitations of Controls and Procedures
There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of May 5, 2024. The business address for our directors and officers is c/o Canada Goose Holdings Inc., Floor 22, Queen’s Quay East, Toronto, Ontario, Canada M5E 1V3 .

Name	Age	Position
Dani Reiss	50	Chairman and Chief Executive Officer and Director
Neil Bowden	43	Chief Financial Officer
Carrie Baker	48	President, Brand and Commercial
Beth Clymer	42	President, Finance, Strategy & Administration
Matt Blonder	46	Executive Vice President and Chief Digital Officer
Daniel Binder	60	Chief Transformation Officer and Executive Vice President, Global Stores and Sales Planning & Operations
Ana Mihaljevic	43	President, North America
Juliette Streichenberger	54	President, Canada Goose International AG and Europe, Middle East and Africa
Jonathan Sinclair	62	President, Asia Pacific; former Executive Vice President and Chief Financial Officer
Jessica Johannson	51	Chief Human Resources Officer
David Forrest	44	General Counsel
Patrick Bourke	40	Senior Vice President, Corporate Development & Indirect Procurement
Paul Hubner	63	President and Chief Executive Officer, Baffin Limited
Jodi Butts	51	Director
Maureen Chiquet	61	Director
Ryan Cotton	45	Director
John Davison	65	Director
Stephen Gunn	69	Director
Michael D. Armstrong	51	Director
Belinda Wong	53	Director
Jennifer Davis	47	Director
Gary Saage	63	Director
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
Neil Bowden, Chief Financial Officer
Mr. Bowden joined the company in June 2016 as Director of Finance and was named Vice President, Corporate Controller in September 2018, Senior Vice President, Group Finance in October 2019, Deputy Chief Financial Officer in April 2023, and Chief Financial Officer in April 2024. Prior to joining the company, his career at KPMG spanned more than a decade in both Toronto and Chicago, where he audited public companies in the Consumer Markets practice. Mr. Bowden is a Chartered Professional Accountant and holds a Bachelor of Commerce from Queen’s University.
Carrie Baker, President, Brand & Commercial
Ms. Baker joined the company in May 2012 as the Vice President of Communications and was named Chief of Staff and Senior Vice President in January 2017, Executive Vice President, Chief of Staff in April 2018, President, North America in June 2020, President in March 2022 and President, Brand & Commercial in April 2024. Prior to joining the company Ms. Baker spent 12 years at High Road Communications, a North American communications agency, from May 2000 to April 2012, serving most recently as Senior Vice President. In 2019, Ms. Baker was named WXN Top 100 Most Powerful Women Canada. She currently serves on the Board of Directors of Trillium Health Partners Foundation. Ms. Baker received a Bachelor of Arts from the University of Western Ontario.
Beth Clymer, President, Finance, Strategy & Administration
Ms. Clymer joined the company in January 2024 as President, Finance, Strategy & Administration. Ms. Clymer brings a track record as a data-driven leader and results-oriented builder to her role as President of Finance, Strategy and Administration. Ms. Clymer responsible for ensuring the critical functions of finance, human resources, legal, strategy and corporate development support and drive the business, while also providing strategic and operational counsel to the executive team. Before Canada Goose, Ms. Clymer was the Chief Financial Officer at Jobcase, a social platform for hourly and front-line workers and previously spent a decade at Bain Capital Private Equity, partnering with many high-growth consumer investments including Burlington Stores, Bob’s Discount Furniture and notably, Canada Goose. Ms. Clymer worked with Canada Goose from 2015 to 2019 – a pivotal time in its growth – and helped lead its IPO. Ms. Clymer holds an MBA from Harvard Business School and a BSE from Princeton University.
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

Daniel Binder, Chief Transformation Officer and Executive Vice President, Global Stores and Sales Planning & Operations
Mr. Binder joined the company in March 2023 as Chief Transformation Officer and Executive Vice President, Sales Operations & Planning and was named Chief Transformation Officer and Executive Vice President, Global Stores and Sales Planning & Operations in April 2024. Prior to joining our team, Mr. Binder spent 18 years at DFS, a division of LVMH, most recently serving as President of Global Retail Planning & Allocation, Supply Chain and Digital Transformation. Prior to that, he held a number of senior roles at Macy’s. Mr. Binder brings nearly 40 years of global retail expertise to his role, leading high-performing teams with intense focus on business process, performance improvement and organizational design. Mr. Binder received a Bachelor of Science from the University of Michigan.
Ana Mihaljevic, President, North America
Ms. Mihaljevic joined the company in April 2015 as Vice President of Planning and became Vice President of Planning and Sales Operations in April 2016, Senior Vice President of Planning and Sales Operations in April 2017, Chief Commercial Officer in April 2019, President, North America and Executive Vice President, Sales Operations & Planning in March 2022, President, North America and Head of Global Stores in April 2023 and President, North America in April 2024. Prior to joining the company, Ms. Mihaljevic served as the Director of Business Planning at Marc Jacobs International, a designer apparel company and a brand in the LVMH portfolio, from March 2013 to March 2015, the Director of Sales and Planning at Jones Apparel Group, a women’s apparel company, from May 2011 to March 2013, and as an Account Executive at Ralph Lauren from April 2008 to May 2011. Ms. Mihaljevic received a Bachelor in Commerce (Honours) from Queen’s University.
Juliette Streichenberger, President, Canada Goose International AG and Europe, the Middle East and Africa
Ms. Streichenberger joined the Company in 2023 with almost 30 years of global luxury experience. Prior to joining the company, Ms. Streichenberger previously served as the Managing Director for Hermès Europe and held senior leadership roles with various luxury brands across the United States, United Kingdom, Switzerland and Europe. Ms. Streichenberger is known for her empowering leadership, achievements in commercial expansion and driving remarkable growth for globally renowned organizations. She is responsible for all our operations in EMEA, bringing the brand’s vision and values to life across the region. Ms. Streichenberger received a Master’s Degree in Economics & Finance from SciencesPo and a Bachelor of Arts in Philosophy and History from Paris Nanterre University.
Jonathan Sinclair, President, Asia Pacific
Mr. Sinclair joined the company in June 2018 as Executive Vice President and Chief Financial Officer. In April 2024, Mr. Sinclair stepped down as Chief Financial Officer and assumed the position of President, Asia Pacific. Prior to joining the company, Mr. Sinclair served as Chief Financial Officer and Executive Vice President of Business Operations at Jimmy Choo PLC from June 2014 to May 2018, Chief Operating Officer at Vertu from June 2013 to June 2014, Chief Operating Officer at Jimmy Choo from December 2008 to May 2013, and Group Finance Director at Pentland Brands Plc from November 2003 to December 2008. He brings more than 25 years of global financial and operational experience to his role. Mr. Sinclair received a Bachelor of Arts from Loughborough University of Technology.

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
Patrick Bourke, Senior Vice President, Corporate Development & Indirect Procurement
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
Jodi Butts, Director
Ms. Butts has served as a member of our board of directors since November 2017. She is currently a Partner at WATSON Advisors Inc. and serves as a board member of Tilray Inc., Dot Health Inc., and chairs the board of directors of Pharmala Inc. and The Walrus Foundation. She also holds several board advisory roles, including with Bayshore Home Healthcare and the Canadian Centre for the Purpose of the Corporation. She received a Bachelor of Laws from the University of Toronto where she also received her Master of Arts in Canadian History.

Maureen Chiquet, Director
Ms. Chiquet has served as a member of our board of directors since August 2017. Ms. Chiquet began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet served as a Trustee to the New York Academy of Art. Ms. Chiquet also served as a Trustee to the Yale Corporation and was a fellow of Yale University, where she received a Bachelor of Arts in literature. She serves as the chairwoman of the board of Golden Goose as well as on the board of directors of Kering, and previously served on the board of directors of Credo and as a non-executive director of the board of MatchesFashion. Ms. Chiquet provides strong executive, product, marketing and business operations skills to the board of directors.
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a partner and Head of Bain Capital Real Estate. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of Maesa, Varsity Brands, Virgin Australia, and City Year New York. He previously served as a member of the board of directors of Virgin Voyages, Blue Nile, Advantage Solutions, Inc., Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, TOMS Shoes, Sundial Brands and The Michaels Companies, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
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

Stephen Gunn, Director
Mr. Gunn has served as a member of our board of directors since February 2017. He previously served as a Co-Chair of Sleep Country Canada Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country, Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn serves as the Chair of the board of directors of Dollarama Inc. Mr. Gunn previously served as a member of the board of directors of Recipe Unlimited Corporation (formerly Cara Operations Limited) from 2013 to 2022 and Golf Town Canada Inc. from 2008 to 2019. He received a Bachelor of Electrical Engineering from Queen’s University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
Michael D. Armstrong, Director
Mr. Armstrong has served as a member of our board of directors since January 2021. He is a global media expert as well as a business development and operations executive. He was formerly the Executive Vice President, Worldwide Television Licensing & Operations at ViacomCBS, Global Distribution Group, and spent most of his career developing and launching revenue generating brands around the world. Mr. Armstrong previously served as General Manager of BET Networks, and was Executive Vice President and General Manager, Revenue and Emerging Brands at Viacom International Media Networks. He is on the board of the Greater Los Angeles Zoo Association and INSPIRATO, and is a member of the Board of Trustees at his alma mater Hampton University. In addition, Mr. Armstrong is a member of the Advisory Board of the Los Angeles Kings and previously served as an ambassador for the LA Opera. He previously chaired the boards of Dance Theatre of Harlem and the National Association for Multi-Ethnicity in Communications (NAMIC). He is also a member of the International Academy of Television Arts & Sciences and received an MBA at the University of Chicago Booth School of Business. Mr. Armstrong provides strong executive and business operations skills to our board of directors.
Belinda Wong, Director
Ms. Wong has served as a member of our board of directors since March 2022. She is currently the Chairwoman and Chief Executive Officer of Starbucks China, where she is responsible for delivering a holistic, long-term strategy for Starbucks China. She is also a member of the Starbucks global executive leadership team, contributing more than 20 years of field knowledge and leadership in the Asia Pacific region. She serves as an Independent Non-Executive Director for Hysan Development Company and Television Broadcasts Limited. Ms. Wong also serves on the Faculty Advisory Board for her alma mater, the University of British Columbia’s Sauder School of Business, where she received a Bachelor of Commerce degree with a major in finance. Ms. Wong provides strong international expansion and growth, as well as executive and business operation skills to our board of directors.

Jennifer Davis, Director
Ms. Davis is a partner in Bain Capital’s North American Private Equity team, where she helps lead the firm’s investments in the consumer and retail sectors. Prior to joining Bain Capital in 2022, Ms. Davis spent 19 years at Goldman Sachs and was a partner in Consumer/Retail Investment Banking where she served as Head of Retail Investment Banking and Head of Consumer/Retail Client Coverage. Ms. Davis is a member of the Board of Directors of Bob’s Discount Furniture and The Opportunity Network, an education-focused non-profit focused on increasing opportunity and access for potential students from historically underrepresented communities, and is also a member of the Board of Trustees of Cornell University. Ms. Davis holds an MBA from the Harvard Business School and a BS from Cornell University.
Gary Saage, Director
Mr. Saage is a financial executive with over 35 years of relevant experience. After four years with Coopers & Lybrand in New York, Mr. Saage joined Cartier in 1988 ultimately holding the Chief Operating Officer position until 2001. After four years in London working for Alfred Dunhill Limited as Chief Operating Officer he moved to Geneva, taking up the role of Group Chief Financial Officer for Compagnie Financiere Richemont. Mr. Saage has served on the Board of Directors for Richemont, Peter Millar, Net-A-Porter and Yoox Net a Porter. Gary is a Certified Public Accountant and earned his Bachelor of Science in Accounting from Fairleigh Dickinson University.
B. Compensation
Board of Director Compensation
Only the company’s directors who are not related to our significant shareholders (referred to herein as the “external directors”), being Mses. Chiquet, Butts and Wong and Messrs. Armstrong, Davison, Gunn and Saage received compensation in respect of fiscal 2024 for their service on our board of directors. Messrs. Reiss and Cotton and Ms. Davis do not receive any compensation as directors of the company. Mr. Reiss’ compensation for serving as Chairman and Chief Executive Officer is included with that of the other named executive officers. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Mses. Chiquet, Butts and Wong and Messrs. Davison, Armstrong, Gunn and Saage in respect of fiscal 2024:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All other compensation ($)(4)	Total ($)
John Davison	149,851	101,948	100,658	—	352,457
Stephen Gunn	134,867	101,948	100,658	—	337,473
Maureen Chiquet	124,974	109,598	108,198	337,168	679,938
Jodi Butts	138,239	104,484	103,171	—	345,894
Michael D. Armstrong	138,239	104,484	103,171	—	345,894
Belinda Wong	101,150	76,461	75,483	—	253,094
Gary Saage	64,456	37,497	36,654	—	138,607
(1)    Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.39 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.

(2)    Amount shown reflects the grant date fair value of restricted share unit (“RSU”) and performance share unit (“PSU”) awards granted to Messrs. Davison, Gunn, Saage and Armstrong and Mses. Chiquet, Butts and Wong in fiscal 2024. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(3)    Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Davison, Gunn, Saage and Armstrong and Mses. Chiquet, Butts and Wong in fiscal 2024. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)    Amounts under “All other compensation” paid in U.S. dollars converted at the same exchange rate of USD1.00 to $1.39. Amount shown reflects compensation awarded to Ms. Chiquet in fiscal 2024 pursuant to her consulting agreement with the Company, dated April 24, 2023.
As compensation for service on our board of directors, the Company pays each of its external directors US$75,000 per year (the “Board Retainer”). In addition, external directors who serve as members of committees of our board of directors are paid an additional US$12,500 per year for their committee service. Mr. Armstrong is paid US$15,000 per year for his service as the Chair of the Environmental and Social Committee. Mr. Davison is paid US$25,000 per year for his service as the Chair of the Audit Committee. Ms. Butts is paid US$15,000 per year for her service as the Chair of the Nominating & Governance Committee. Mr. Davison, who as Lead Director of our board of directors is paid US$20,000 per year for his service as Lead Director.
On May 29, 2023, (i) each of Messrs. Davison, and Gunn was granted an award of 4,526 options to purchase our subordinate voting shares (“Options”) under the Omnibus Plan; (ii) each of Mr. Armstrong and Mses. Butts was granted an award of 4,639 Options under the Omnibus Plan; (iii) Ms. Chiquet was granted an award of 4,865 Options under the Omnibus Plan; and (iv) Ms. Wong was granted an award of 3,394 Options under the Omnibus Plan. On November 10, 2023, Mr. Saage was granted an award of 2,565 Options under the Omnibus Plan. The Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date. The Options have an exercise price of $22.24 per share and expire on May 29, 2023.

On May 29, 2023, (i) each of Messrs. Davison and Gunn was granted an award of 1,528 RSUs under the Omnibus Plan; (ii) each of Mr. Armstrong and Mses. Butts was granted an award of 1,566 RSUs under the Omnibus Plan; (iii) Ms. Chiquet was granted an award of 1,643 RSUs under the Omnibus Plan; and (iv) Ms. Wong was granted an award of 1,146 RSUs under the Omnibus Plan. On November 10, 2023, Mr. Saage was granted an award of 875 RSUs under the Omnibus Plan. The RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date.

On May 29, 2023, (i) each of Messrs. Davison and Gunn was granted an award of 3,056 PSUs under the Omnibus Plan; (ii) each of Mr. Armstrong and Mses. Butts was granted an award of 3,132 RSUs under the Omnibus Plan; (iii) Ms. Chiquet was granted an award of 3,285 PSUs under the Omnibus Plan; and (iv) Ms. Wong was granted an award of 2,292 PSUs under the Omnibus Plan. On November 10, 2023, Mr. Saage was granted an award of 1,749 PSUs under the Omnibus Plan. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted.

Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our executive compensation framework, which consisted of the following elements for fiscal 2024: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.
Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our Chairman and Chief Executive Officer, Dani Reiss; our former Executive Vice President and Chief Financial Officer (and current President, Asia Pacific), Jonathan Sinclair; and our three most highly compensated executive officers (other than Messrs. Reiss and Sinclair) who were serving as executive officers on March 31, 2024, being the last day of fiscal 2024. They are Beth Clymer, our President, Finance, Strategy, Administration and Operations; Matthew Blonder, our Executive Vice President and Chief Digital Officer; and Daniel Binder, Chief Transformation Officer and Executive Vice President, Sales Operations & Planning. Messrs. Reiss, Sinclair, Blonder, and Binder and Ms. Clymer are referred to collectively in this Annual Report as our “named executive officers”. After fiscal 2024, the Company announced changes to its leadership team in order to align management with its recently unveiled five-year strategic growth plan. As a result of such changes, Mr. Sinclair stepped down as Executive Vice President and Chief Financial Officer and assumed the role of President, Asia Pacific.
The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers in respect of fiscal 2024:

Name and principal position	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	All other compensation ($)(5)	Total compensation ($)
Dani Reiss, Chairman and Chief Executive Officer	1,377,000	—	4,130,991	1,377,001	82,431	6,967,423
Jonathan Sinclair, Executive Vice President and Chief Financial Officer(6)	801,431	—	595,432	198,482	188,286	1,783,631
Beth Clymer, President, Finance, Strategy and Administration(7)	155,616	—	1,009,413	3,028,230	7,387	4,200,646
Matt Blonder, Executive Vice President and Chief Digital Officer(8)	683,785	—	509,741	169,913	518,710	1,882,149
Daniel Binder, Chief Transformation Officer and Executive Vice President, Sales Operations & Planning(7)	674,337	—	407,793	135,930	63,007	1,281,067
(1)Amounts shown reflect the salaries earned by the named executive officers in fiscal 2024.
(2)No bonuses were earned by Messrs. Reiss, Sinclair, Blonder, and Binder and Ms. Clymer in respect of fiscal 2024 (see “Bonus” below).
(3)Amounts shown reflect the grant date fair value of RSU and PSU awards granted to Messrs. Reiss, Sinclair, Blonder, and Binder and RSU awards granted to Ms. Clymer in fiscal 2024. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)Amounts shown reflect the grant date fair value of Options granted to Messrs. Reiss, Sinclair, Blonder, and Binder and Ms. Clymer in fiscal 2024. The values were determined in accordance with IFRS 2 “Share-based Payment”.
(5)For more detail on the amounts included in this column, see “All Other Compensation - Benefits and Perquisites” below.
(6)Salary paid in pounds sterling converted at an exchange rate of GBP1.00 to $1.70 which is an average rate determined in accordance with the company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year.
(7)Salary paid in U.S. dollars converted at an exchange rate of USD1.00 to $1.39 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in U.S. dollars converted at the same exchange rate of USD1.00 to $1.39.
(8)A portion of Mr. Blonder’s salary was paid in U.S. dollars and the salary paid in U.S. dollars converted at an exchange rate of USD1.00 to $1.39 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in U.S. dollars converted at the same exchange rate of USD1.00 to $1.39.
Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels are established based on a range of factors, including peer company compensation, the executive’s role, responsibilities and prior experience and the overall market demand for the executive. During Fiscal 2024, Mr. Reiss’ annual base salary was $1,377,000, Mr. Sinclair’s annual base salary was GBP472,770, Ms. Clymer’s annual base salary was USD$500,000, Mr. Blonder’s annual base salary was $670,000, and Mr. Binder’s annual base salary was USD$500,000.
Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the Company. As reflected in the compensation table above, none of the named executive officers received bonuses in fiscal 2024 as a result of the Company not achieving its applicable EBIT targets for fiscal 2024.
For fiscal 2024, Mr. Reiss was eligible to earn a target annual bonus equal to 150% of his base salary (“Reiss Bonus Target”), based on achievement of the fiscal 2024 global EBIT target (the “Global EBIT Target”). The payout of Mr. Reiss’s bonus is eligible to be earned at 100% of the Reiss Bonus Target upon achievement of 100% of Global EBIT Target. Achievement of EBIT above 100% of the Global EBIT Target would have resulted in Mr. Reiss’s bonus being earned at 100% of the Reiss Bonus Target plus 8% of the Reiss Bonus Target for each 1% over the Global EBIT Target.
Messrs. Sinclair, Blonder and Binder were eligible to earn annual bonuses for fiscal 2024 targeted at 45% (in respect of Messrs. Sinclair and Blonder) or 40% (in respect of Mr. Binder) of their respective annual base salary. Ms. Clymer was not eligible to earn an annual bonus for fiscal 2024. For Messrs. Sinclair, Blonder and Binder, target EBIT for purposes of our fiscal 2024 annual bonus plan was determined the same as for Mr. Reiss (being the Global EBIT Target). Achievement above the Global EBIT Target can result in bonus being earned above 100% of target annual bonus. Achievement of EBIT above 100% of the Global EBIT Target would have resulted in each of Messrs. Sinclair, Blonder and Binder’s bonus being earned at 100% of target, plus 4% of target for each 1% over the Global EBIT Target.
Executive Employment Agreements
We have entered into an employment agreement with each of our named executive officers. The material terms of the agreements are as follows.
Compensation and Bonus Opportunities
Under his amended and restated employment agreement, effective March 9, 2017, Mr. Reiss is entitled to an annual base salary of $1,000,000, subject to annual review. Mr. Reiss is also eligible for an annual incentive bonus, which was originally targeted at 75% of his annual base salary under his employment agreement, and which was subsequently increased to 150% of his annual base salary. The employment agreement also provides for an annual equity grant to Mr. Reiss under our long-term equity incentive plan, equal to 400% of his annual base salary.
Under his employment agreement, effective August 13, 2021, Mr. Sinclair is entitled to an annual base salary of GBP450,000, subject to annual review. Mr. Sinclair is also eligible for an annual incentive bonus targeted at 45% of his annual base salary. Mr. Sinclair’s employment agreement also provides for an annual equity grant to Mr. Sinclair under our long-term equity incentive plan, equal to 100% of his annual base salary. In connection with Mr. Sinclair’s overseas assignment, Mr. Sinclair’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under her employment agreement, effective December 19, 2023, Ms. Clymer is entitled to an annual base salary of USD$500,000, subject to annual review. The employment agreement also provided for a signing bonus in the form of a grant of stock options with a 10 year term, valued at USD$2,250,000 and vesting in four equal annual installments and a grant of restricted stock units valued at USD$750,000 and vesting over five annual installments. Ms. Clymer is also eligible for an annual incentive bonus targeted at 65% of her annual base salary. Ms. Clymer’s employment agreement also provides for an annual equity grant to Ms. Clymer under our long-term equity incentive plan, equal to 125% of her annual base salary. In connection with Ms. Clymer’s residency in the United States, Ms. Clymer’s employment agreement entitles her to housing allowances and tax gross-ups related to such allowances. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under his employment agreement, effective January 3, 2023, Mr. Blonder is entitled to an annual base salary of $670,000, subject to annual review. Mr. Blonder is also eligible for an annual incentive bonus targeted at 45% of his annual base salary. The employment agreement also provided for a signing bonus in the form of a cash amount of USD$600,000, less applicable withholdings, paid to Mr. Blonder on his start date. Mr. Blonder’s employment agreement also provides for an annual equity grant to Mr. Blonder under our long-term equity incentive plan, equal to 100% of his annual base salary. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.

Under his employment agreement, effective March 1, 2023, Mr. Binder is entitled to an annual base salary of USD$500,000, subject to annual review. Mr. Binder is also eligible for an annual incentive bonus targeted at 40% of his annual base salary. The employment agreement also provided for a signing bonus in the form of a cash amount of USD$175,000, less applicable withholdings, paid to Mr. Binder on his start date. Mr. Binder’s employment agreement also provides for an annual equity grant to Mr. Binder under our long-term equity incentive plan, equal to 80% of his annual base salary. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
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
If Mr. Sinclair’s employment were terminated by us without cause, he would be entitled to 12 months’ notice, or pay in lieu of notice and benefit continuation for 12 months following such termination of employment.
If Ms. Clymer’s employment were terminated by us without cause, she would be entitled to (i) 12 months’ notice, or pay in lieu of notice, (ii) continued vesting of all outstanding unvested time-based equity awards held as at the date of termination scheduled to vest during such 12 month period, (iii) a pro rata bonus amount for the year in which the termination occurs and (iv) benefit continuation for 12 months following such termination of employment.
If Mr. Blonder’s employment were terminated by us without cause, he would be entitled to six months’ notice, or pay in lieu of notice and benefit continuation for six months following such termination of employment.
If Mr. Binder’s employment were terminated by us without cause, he would be entitled to six months’ notice, or pay in lieu of notice and benefit continuation for six months following such termination of employment.
Equity-Based Compensation
On May 29, 2023, Messrs. Reiss, Sinclair, Blonder and Binder were granted 183,397, 26,435, 22,630, and 18,104 Options, respectively. One-fourth of each Option award will vest on each of May 29, 2024, May 29, 2025, May 29, 2026 and May 29, 2027, subject to the executive’s continued employment with us through the applicable vesting date.
On February 12, 2024, Ms. Clymer was granted 519,884 Options. One-fourth of this Option award will vest on each of February 12, 2025, February 12, 2026, February 12, 2027 and February 12, 2028, subject to her continued employment with us through the applicable vesting date.
On May 29, 2023, Messrs. Reiss, Sinclair, Blonder and Binder were granted 61,915, 8,924, 7,640, and 6,112 RSUs, respectively. One-third of these RSUs vest on each of May 29, 2024, May 29, 2025 and May 29, 2026, subject to the executive’s continued employment with us through the applicable vesting date.

On February 12, 2024, Ms. Clymer was granted 62,271 RSUs. One-fifth of these RSUs vest on each of February 12, 2025, February 12, 2026 and February 12, 2027 and two-fifths vest on December 15, 2027, subject to her continued employment with us through the applicable vesting date.
On May 29, 2023, Messrs. Reiss, Sinclair, Blonder and Binder were granted 123,831, 17,849, 15,280 and 12,224 PSUs, respectively. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted.

The following table sets forth information regarding equity awards held by our named executive officers as of March 31, 2024:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)
Dani Reiss(1)(2)	72,297	—	—	83.53	6/26/2028	—	—
	191,319	—	—	63.03	4/3/2029	—	—
	175,044	87,522	—	33.97	6/12/2030	—	—
	187,500	62,500	—	50.00	6/12/2030	—	—
	128,452	128,453	—	48.93	6/2/2031	—	—
	128,889	386,670	—	24.64	5/31/2032	—	—
	—	183,397	—	22.24	5/31/2033	—	—
	—	—	—	—	—	21,342	348,515
	—	—	—	—	—	36,528	596,502
	—	—	—	—	—	123,831	2,022,160
	—	—	—	—	—	61,915	1,011,072
Jonathan Sinclair(3)(4)	35,396	—	—	83.53	6/26/2028	—	—
	31,975	—	—	63.03	4/3/2029	—	—
	38,487	17,677	—	33.97	6/12/2030	—	—
	20,338	20,339	—	48.93	6/2/2031	—	—
	17,718	53,156	—	24.64	5/31/2032	—	—
	—	26,435	—	22.24	5/31/2033	—	—
	—	—	—	—	—	2,558	41,772
	—	—	—	—	—	5,022	82,009
	—	—	—	—	—	17,849	291,474
	—	—	—	—	—	8,924	145,729
Beth Clymer5)(6)	—	519,884	—	16.21	2/12/2034	—	—
	—	—	—	—	—	62,271	1,016,885
Matt Blonder(7)(8)	—	22,630	—	22.24	5/31/2033	—	—
	—	—	—	—	—	15,280	249,522
	—	—	—	—	—	7,640	124,761
Daniel Binder(9)(10)	—	18,104	—	22.24	5/31/2033	—	—
	—	—	—	—	—	12,224	199,618
	—	—	—	—	—	6,112	99,809
(1)Mr. Reiss was granted 105,263 Options on June 1, 2017, 72,297 Options on June 26, 2018, 191,319 Options on April 3, 2019, 600,088 options on June 12, 2020, 256,905 Options on June 2, 2021, 515,559 Options on May 31, 2022 and 183,397 Options on May 29, 2023. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.

(2)Mr. Reiss was granted 31,680 RSUs on June 12, 2020, 64,025 RSUs on June 2, 2021, 54,791 RSUs on May 31, 2022 and 61,915 RSUs on May 29, 2023. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Reiss’ RSUs was calculated by multiplying the number of RSUs subject to his award by $16.33 which was the closing price of our subordinate voting shares on the TSX on March 28, 2024, the last trading day of fiscal 2024.
(3)Mr. Sinclair was granted 35,396 Options on June 26, 2018, 31,975 Options on April 3, 2019, 70,706 Options on June 12, 2020, 40,677 Options on June 2, 2021, 70,874 Options on May 31, 2022 and 26,435 Options on May 29, 2023. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(4)Mr. Sinclair was granted 10,650 RSUs on July 5, 2018, 5,733 RSUs on June 12, 2020, 7,674 RSUs on June 2, 2021, 7,532 RSUs on May 31, 2022 and 8,924 RSUs on May 29, 2023. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sinclair’s RSUs was calculated by multiplying the number of RSUs subject to his award by $16.33, which was the closing price of our subordinate voting shares on the TSX on March 28, 2024, the last trading day of fiscal 2024.
(5)Ms. Clymer was granted 519,884 Options on February 12, 2024. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(6)Ms. Clymer was granted 62,271 RSUs on February 12, 2024. Her RSUs are subject to time-based vesting of one-fifth on each of the first, second and third anniversaries of the grant date and two-fifths on December 15, 2027. The market value of Ms. Clymer’s RSUs was calculated by multiplying the number of RSUs subject to her award by $16.33 which was the closing price of our subordinate voting shares on the TSX on March 28, 2024, the last trading day of fiscal 2024.
(7)Mr. Blonder was granted 22,630 Options on May 29, 2023. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(8)Mr. Blonder was granted 7,640 RSUs on May 29, 2023. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Blonder’s RSUs was calculated by multiplying the number of RSUs subject to his award by $16.33 which was the closing price of our subordinate voting shares on the TSX on March 28, 2024, the last trading day of fiscal 2024.
(9)Mr. Binder was granted 18,104 Options on May 29, 2023. These Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(10)Mr. Binder was granted 6,112 RSUs on May 29, 2023. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Binder’s RSUs was calculated by multiplying the number of RSUs subject to his award by $16.33 which was the closing price of our subordinate voting shares on the TSX on March 28, 2024, the last trading day of fiscal 2024.
All Other Compensation - Benefits and Perquisites
Our full-time employees, including our named executive officers, are eligible to participate in our health and welfare benefit plans, which include medical, dental, vision, basic and dependent life, supplemental life, accidental death, dismemberment and specific loss, long-term disability, and optional critical illness insurance. Employees are also eligible to receive continuing education support and to participate in our employee purchase program, which allows employees to purchase a specified number of jackets and accessories at 75% of the manufacturer’s suggested retail price. Our named executive officers participate in these plans on a slightly better basis than other salaried employees, including in some instances with slightly lower deductibles, better cost-sharing rates and the ability to purchase supplemental health coverage. Our named executive officers are also entitled to complimentary jackets each calendar year.
Our named executive officers received additional benefits and perquisites pursuant to the terms of their employment with us, including for Mr. Sinclair with respect to benefits and perquisites related to his overseas assignment. In fiscal 2024, (1) each of our named executive officers received company-paid personal insurance premiums, and Messrs. Reiss, Sinclair, Blonder and Binder and Ms. Clymer also received supplemental health coverage; (2) each of our named executive officers received complimentary jackets and/or other Canada Goose products; (3) Mr. Sinclair received housing allowances and tax gross-ups related to such allowances; and (4) Mr. Reiss received board retainer fees for his service as director of Canada Goose International AG.
Retirement Plans
In fiscal 2024, none of our named executive officers participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. In fiscal 2024, we did not make any contributions to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. on behalf of our named executive officers and we did not otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our named executive officers pursuant to retirement plans sponsored by the company. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
C. Board Practices
Composition of our Board of Directors
Under our articles, our board of directors consists of a number of directors as determined from time to time by the directors. Our board of directors is currently comprised of 10 directors. Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2⁄3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Our board of directors is led by Dani Reiss, as Chairman. Mr. Reiss is not considered to be an independent director as he is also our Chief Executive Officer. Ms. Chiquet is not considered to be an independent director as she entered into a consulting agreement with the Company on April 24, 2023, whereby she received compensation in excess of $75,000 per year for consultancy services to the Company and its management. The Chairman and Chief Executive Officer responsibility is, among other things, to effectively manage the affairs of the board of directors in accordance with corporate governance guidelines. The Chairman and Chief Executive Officer is also responsible for the general direction and management of the business and affairs of the company within the authority limitations delegated by the board of directors, focused on meeting the corporate goals and objectives approved by the board of directors. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.
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
Audit Committee
Our audit committee is composed of Mr. Davison, Mr. Gunn and Mr. Saage, with Mr. Davison serving as chairperson of the committee. Our board of directors has determined that Mr. Gunn, Mr. Davison and Mr. Saage meet the independence requirements under the rules of the NYSE, the BCBCA and under Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. Davison is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable Listing Rules of the NYSE.
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
Nominating and Governance Committee
Our nominating and governance committee is composed of Mr. Gunn, Mr. Reiss, Ms. Wong and Ms. Butts, with Ms. Butts serving as chairperson of the committee. The nominating and governance committee’s primary responsibilities are to develop and recommend to the board of directors criteria for board and committee membership and recommend to the board of directors the persons to be nominated for election as directors and to each of the committees of the board of directors. The nominating and governance committee also reviews and makes recommendations in respect of the company’s corporate governance principles and practices and associated disclosure.
Environmental and Social Committee
Our environmental and social committee is composed of Mr. Armstrong, Ms. Butts, and Ms. Davis with Mr. Armstrong serving as the chairperson of the committee. The environmental and social committee’s primary responsibilities are to provide oversight of the company’s ongoing commitment to environmental and social policies, plans and programs to ensure a comprehensive environmental, social and governance program.
D. Employees
As of March 31, 2024, April 2, 2023, and April 3, 2022, we had 4,462, 4,760, and 4,353 employees, including both full-time and part-time employees however excluding those on leave. The number of employees by function as of the end of the period for our fiscal years ended March 31, 2024, April 2, 2023, and April 3, 2022 was as follows:

	March 31, 2024	April 2, 2023	April 3, 2022
By Function:
Canadian manufacturing	2,630	2,964	2,872
Selling and retail	1,015	881	742
Corporate head offices	817	915	739
Total	4,462	4,760	4,353
As of March 31, 2024, the company has 232 employees who are on leave for maternity, medical, disability and/or unpaid leave. The increase in the number of selling and retail employees was primarily due to the expansion of our DTC retail store network. The decrease in the number of Canadian manufacturing and corporate head office employees was primarily due to the Transformation Program.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of May 5, 2024, by:
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
The percentage of voting shares beneficially owned is computed on the basis of 45,543,872 subordinate voting shares and 51,004,076 multiple voting shares outstanding as of May 5, 2024.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
Entities affiliated with Bain Capital Investors, LLC(1)	—	—	30,873,742	60.5%
Dani Reiss(2)	1,349,910	2.9%	20,130,334	39.5%
FMR(3)	5,782,631	12.7%	—	—
Goldman Sachs(4)	3,409,138	7.5%	—	—
Morgan Stanley(5)	5,239,460	11.5%	—	—
MFS(6)	3,543,561	7.8%	—	—
Named executive officers and directors:
Jodi Butts	54,290	*	—	—
Maureen Chiquet	74,855	*	—	—
Ryan Cotton (7)	—	—%	—	—
Jennifer Davis(7)	—	—%	—	—
Stephen Gunn	88,566	*	—	—
John Davison	85,164	*	—	—
Michael D. Armstrong	14,482	*	—	—
Gary Saage	8,000	*	—	—
Belinda Wong	8,683	*	—	—
Jonathan Sinclair	204,129	*	—	—
Beth Clymer	2,140	*	—	—
Matt Blonder	8,203	*	—	—
Dan Binder	6,563	*	—	—
        * Less than 1%
(1)Includes 10,773,742 multiple voting shares registered in the name of Bain Capital Integral Investors 2008, L.P. (“Integral 2008”) and 20,100,000 Multiple Voting Shares registered in the name of BCPE Fund X Goose Borrower, L.P. (together with Integral 2008, the “Bain Capital Entities”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of each of the Bain Capital Entities. As a result, BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Voting and investment decisions with respect to the shares held by the Bain Capital Entities are made by the managing directors of BCI, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of each of the Bain Capital Entities is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)Includes multiple voting shares registered in the name of DTR LLC, an entity indirectly controlled by Dani Reiss. Based on information obtained from Schedule 13G/A filed by Dani Reiss on February 13, 2024.
(3)Based on information obtained from Schedule 13G/A filed by FMR LLC and its affiliates (“FMR”) on February 9, 2024. According to that report, FMR possesses sole power to vote or to direct the voting of 5,782,631 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 5,782,631 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FMR’s business address is 245 Summer Street., Boston, MA 02210.
(4)Based on information obtained from Schedule 13G filed by Goldman Sachs and its affiliates (“Goldman Sachs”) on February 7, 2023. According to that report, Goldman Sachs possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,409,088 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 3,409,138 of such shares. In addition, according to that report, Goldman Sachs’ business address is 200 West Street, New York, NY 10282.
(5)Based on information obtained from Schedule 13G/A filed by Morgan Stanley and its affiliates (“Morgan Stanley”) on February 12, 2024. According to that report, Morgan Stanley possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 5,239,460 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 5,239,460 of such shares. In addition, according to that report, Morgan Stanley’s business address is 1585 Broadway New York, NY 10036.
(6)Based on information obtained from Schedule 13G filed by Massachusetts Financial Services Company (“MFS”) on February 9, 2024. According to that report, MFS possesses sole power to vote or to direct the voting of 3,543,561 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 3,543,561 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, MFS’s business address is 111 Huntington Avenue, Boston, MA 02199.
(7)Does not include shares held by the Bain Capital Entities. Mr. Cotton is a Managing Director of BCI and Ms. Davis is a Partner of BCI, and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Cotton and Ms. Davis is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
Significant Changes in Ownership
We are not aware of significant changes in ownership of our multiple voting shares and subordinate voting shares during fiscal 2024.
Voting Rights
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares held in the United States (and outside the United States) are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote.

U.S. Shareholders. On March 31, 2024, we had 4 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 20,242,914 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.
Controlled Company
We are currently controlled by Bain Capital. As of March 31, 2024, Bain Capital indirectly beneficially owns approximately 60.5% of our outstanding multiple voting shares, or approximately 55.6% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
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
Other Related Party Transactions
During fiscal 2024, the company contributed approximately $0.5m to Polar Bears International (PBI), a charitable organization for which our Chairman and Chief Executive Officer, Dani Reiss, serves as a board member. The company also paid the Baffin vendor and related entities, which continue to be controlled by Paul Hubner, a member of management of the company, approximately $0.6m for lease costs associated with the Baffin manufacturing facility and other operating costs.
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
Under the BCBCA, shareholders holding not less than 5% of our issued voting shares may requisition a shareholder meeting for the purpose of transacting any business that may be transacted at a shareholder meeting by delivering a requisition in the prescribed form to us. Upon receiving such a requisition, we must call a meeting of shareholders to transact the business stated in the requisition on a date that is not more than four months after the date on which the requisition was received, unless one of the exemptions set out in the BCBCA apply. In this respect, if we do not call a shareholders’ meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting, subject to certain exceptions.
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
Term Loan Credit Agreement
On December 2, 2016, Canada Goose Holdings Inc. and Canada Goose Inc. entered into a senior secured term loan credit agreement (the “Term Loan Credit Agreement”), with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders, providing for the Term Loan. A copy of the Term Loan Credit Agreement is included as Exhibit 10.4 to the company’s Registration Statement on Form F-1, as amended (File No. 333-216078), filed with the SEC on February 15, 2017, and is incorporated by reference herein.
On August 15, 2017, the company entered into an amendment (the “2017 Term Loan Amendment”) to the Term Loan Credit Agreement. The 2017 Term Loan Amendment was executed in connection with the syndication of the outstanding term loans by the existing term loan lenders and, among other things: (i) added a provision whereby the company would be required to pay a 1% prepayment premium on any prepayment of the term loans made in connection with a “Repricing Transaction” (as defined in the 2017 Term Loan Amendment) or in connection with an amendment that constitutes a Repricing Transaction, in each case, within six months from August 15, 2017 and (ii) reset the “most-favored nation” protection in favor of the term loan lenders in the incremental facilities provisions of the Term Loan Credit Agreement, whereby if the company were to issue additional term loans under such incremental facilities provisions within 18 months from August 15, 2017 and the all-in yield on such additional term loans were to exceed the all-in-yield on the existing term loans by more than 50 basis points, the all-in-yield on such existing term loans would be increased so that the all-in-yield of the additional term loans does not exceed the all-in-yield on the existing term loans by more than 50 basis points. As further amended through the date hereof, the maturity date for the Term Loan Credit Agreement is October 7, 2027.
On April 9, 2021, the company entered into an amendment (the “2021 Term Loan Amendment) to the Term Loan Credit Agreement. The term loans issued in connection with the 2021 Term Loan Amendment (the “2021 Refinancing Term Loans”) were used, in part, to refinance in full all of the existing term loans outstanding under the Term Loan Credit Agreement. The interest rates for the 2021 Refinancing Term Loans are LIBOR plus an applicable margin of 3.50%, payable quarterly in arrears.

On May 9, 2023, the Company entered into an amendment to the Term Loan Credit Agreement (the “2023 Term Loan Amendment”). The interest rate governing the Term Loan following the 2023 Term Loan Amendment is SOFR plus an applicable margin of 3.50% payable quarterly in arrears, and SOFR may not be less than 0.75%.
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

Special rules may apply to any “extraordinary dividend,” which is generally a dividend paid by us in an amount that is equal to or in excess of 10 percent of a U.S. Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our subordinate voting shares. If we pay an “extraordinary dividend’ on our subordinate voting shares that is treated as “qualified dividend income,” then any loss derived by a non-corporate U.S. Holder from the sale or exchange of such subordinate voting shares will be treated as long-term capital loss to the extent of such dividend.
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
We do not believe that we were a PFIC in 2024, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. No assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. U.S. Holders should consult their own tax advisors regarding our potential PFIC status.
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
F. Dividends and Payment Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
You may request a copy of this Annual Report and the related exhibits, and any other report, at no cost, by writing to us at Floor 22, 100 Queens Quay East, Toronto, Canada, M5E 1V3 or calling us at (416) 780-9850. Copies of our financial statements and other continuous disclosure documents required under applicable securities legislation are available for viewing on SEDAR+ at https://www.sedarplus.ca. All of the documents referred to are in English.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Please see Item 5 — “Operating and Financial Review and Prospects” — “Quantitative and Qualitative Disclosures About Market Risk”.
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
See Annual Consolidated Financial Statements. – “Report of Independent Registered Public Accounting Firm”.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee is comprised of Messrs. Stephen Gunn, John Davison and Gary Saage, with Mr. Davison serving as chairman of the committee. Messrs. Gunn, Davison and Saage each meet the independence requirements under the rules of the New York Stock Exchange and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Davison is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. For information relating to qualifications and experience of each audit committee member, see Item 6 - “Directors, Senior Management and Employees”.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP (PCAOB ID No. 1208) for certain services rendered to our company during fiscal 2024 and fiscal 2023.

	Year ended
CAD $ millions	March 31, 2024	April 2, 2023
Audit fees(1)	4.3	3.7
Audit-related fees(2)	0.2	0.2
Tax fees(3)	3.0	2.7
All other fees(4)	—	0.2
Total	7.5	6.8
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Shares (or Units)			(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1 to April 30, 2023	250,100 subordinate voting shares	247,600 subordinate voting shares bought at an average price of $24.8114 2,500 subordinate voting shares bought at an average price of $24.9396			9,032,332 subordinate voting shares	1,891,857 subordinate voting shares
May 1 to May 31, 2023	456,035 subordinate voting shares	362,211 subordinate voting shares bought at an average price of $22.0035 93,824 subordinate voting shares bought at an average price of $22.0795
June 1 to June 30, 2023	450,824 subordinate voting shares	441,559 subordinate voting shares bought at an average price of $22.1877 9,265 subordinate voting shares bought at an average price of $21.8918
July 1 to June 31, 2023	422,544 subordinate voting shares	351,336 subordinate voting shares bought at an average price of $23.5904 71,208 subordinate voting shares bought at an average price of $23.1044
August 1 to August 31, 2023	468,429 subordinate voting shares	450,648 subordinate voting shares bought at an average price of $21.3434 17,781subordinate voting shares bought at an average price of $21.4622
September 1 to September 30, 2023	473,569 subordinate voting shares	464,108 subordinate voting shares bought at an average price of $21.1138 9,461 subordinate voting shares bought at an average price of $21.2307
October 1- to October 31, 2023	570,057 subordinate voting shares	531,583 subordinate voting shares bought at an average price of $17.4839 38,474 subordinate voting shares bought at an average price of $17.2699
November 1 to November 30, 2023	1,674,801 subordinate voting shares	1,145,151 subordinate voting shares bought at an average price of $14.4949	32,174 subordinate voting shares bought at an average price of $14.3755 471,530 subordinate voting shares bought at an average price of $14.7597	25,946 subordinate voting shares bought at an average price of $14.7119
December 1 to December 31, 2023	1,365,074 subordinate voting shares	1,340,328 subordinate voting shares bought at an average price of $16.2309 24,746 subordinate voting shares bought at an average price of $16.2271
January 1 to January 31, 2024	1,579,928 subordinate voting shares	1,555,628 subordinate voting shares bought at an average price of $15.8195 24,300 subordinate voting shares bought at an average price of $15.7115
February 1 to February 29, 2024	143,646 subordinate voting shares	142,546 subordinate voting shares bought at an average price of $16.9589 1,100 subordinate voting shares bought at an average price of $16.8509
March 1 to March 31, 2024	Nil	Nil

(1) On November 18, 2022, the Company announced the authorization of a normal course issuer bid to purchase for cancellation up to 5,421,685 subordinate voting shares of the company over the 12-month period commencing on November 22, 2022, and ending no later than November 21, 2023.
(2) On November 17, 2023, the Company announced the renewal of its normal course issuer bid to purchase for cancellation up to 4,980,505 subordinate voting shares of the company over the 12-month period commencing on November 22, 2023, and ending no later than November 21, 2024.
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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted an insider trading policy, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of our Insider Trading Policy is filed as an exhibit to this annual report on Form 20-F.
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
The safety and security of our customers and team members is our top priority. This includes working to put in place appropriate administrative, physical and technical cybersecurity safeguards to help protect the confidentiality, integrity, and availability of the data assets that keep our operation running and securely store the information in our care. We have developed and implemented a cybersecurity risk management program intended to protect the Company and its customers from data loss, unauthorized access, use or disclosure of data as well as to prevent service interruptions.
Our cybersecurity team is tasked with assessing, identifying and managing risks related to cybersecurity threats and is responsible for:
•proactive detection and assessment of threats and vulnerabilities through vulnerability testing, penetration testing and attack simulation;
•development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;
•cybersecurity incident investigations, with the assistance of third-party experts as required;
•monitoring threats to sensitive data and unauthorized access to Company systems, with assistance of third-party data loss prevention software and a third-party security operations center;
•performing cybersecurity risk assessments of key vendors and counterparties to ensure compliance with our and our clients’ cybersecurity standards;
•developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our executive leadership team, Audit Committee and Board, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements;
•developing and implementing periodic training on cybersecurity, information security and threat awareness; and
•collaborating with law enforcement and other companies on cybersecurity incidents and best practices.
There were no cybersecurity incidents during the year ended March 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.
Governance
Our cybersecurity risk management program is overseen by our Chief Digital Officer (“CDO”) and our Chief Technology Officer (“CTO”). The CDO and CTO assist the Board of Directors and our senior leadership team in fulfilling their responsibilities for cybersecurity governance, approval and oversight through the periodic reporting and review of security strategy and risk management practices. The Company’s current CDO has over twenty years of experience in e-commerce, digital experience and strategy, information technology, and social and omnichannel. He has held several digital marketing leadership roles across a variety of organizations. Our current CTO has over twenty years of experience in information security, and her background includes technical experience, strategy and architecture focused roles, cyber and threat experience, and various leadership roles. Our cybersecurity risk management program is integrated into our overall risk management processes and shares common reporting channels and governance processes that apply across the enterprise to other legal, compliance, strategic, operational, and financial risk governance programs.
Our Board recognizes the importance of robust cybersecurity management programs and is actively engaged in overseeing and reviewing the Company’s cybersecurity risk profile and exposures. Our Board has delegated the oversight of our process for assessing, identifying and managing material risks related to cybersecurity threats to the Audit Committee.
The responsibilities of the Audit Committee include reviewing the cybersecurity threat landscape facing the Company, as well as our strategy, policies and procedures to mitigate cybersecurity risks and any significant cybersecurity incidents. The Audit Committee also considers the impact of emerging cybersecurity developments and regulations that may affect the Company.
The Audit Committee and the Board meet periodically with relevant members of management, including the CDO and CTO, who provide reports on cybersecurity matters including, among others: recent external cybersecurity threats and attack trends; updates to threat monitoring processes; the composition of our cybersecurity team; cybersecurity awareness training and stress testing; cybersecurity strategy; cybersecurity metrics, assessments and peer ratings; and cybersecurity programs. The Audit Committee has also directed management to inform the committee promptly and, when appropriate the Board, of any investigation of a material cybersecurity incident. Where an update has not been provided directly to the Board, the Audit Committee provides the full Board with updates on cybersecurity risks and incidents and other matters as needed, and reports to the Board on an ad hoc basis with respect to material incidents and other developments that the Audit Committee believes should have the Board of directors’ consideration. The Audit Committee and the Board may, third party advisors and experts, and meet with the Company’s external advisors on cybersecurity matters, as appropriate.

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

8.1	Subsidiaries of Canada Goose Holdings Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Deloitte LLP
19.1	Insider Trading Policy
97.1	Clawback Policy

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Canada Goose Holdings Inc.

By:	/s/ Neil Bowden
Name:	Neil Bowden
Title:	Chief Financial Officer
Date: May 16, 2024

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
March 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the "Company") as of March 31, 2024 and April 2, 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2024, and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and April 2, 2023 and its financial performance and its cash flows for each of the three years in the period ended March 31, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

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
May 15, 2024

We have served as the Company's auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2024, of the Company and our report dated May 15, 2024, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
May 15, 2024

Consolidated Statements of Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	March 31, 2024	April 2, 2023	April 3, 2022
			Reclassified	Reclassified
		$	$	$
Revenue	6	1,333.8	1,217.0	1,098.4
Cost of sales	10	416.4	401.8	364.8
Gross profit		917.4	815.2	733.6
Selling, general & administrative expenses	11, 12, 13	792.9	667.6	574.1
Operating income	6	124.5	147.6	159.5
Net interest, finance and other costs	17	48.8	54.1	41.8
Income before income taxes		75.7	93.5	117.7
Income tax expense	7	17.6	24.6	23.1
Net income		58.1	68.9	94.6

Attributable to:
Shareholders of the Company		58.4	72.7	94.6
Non-controlling interest		(0.3)	(3.8)	—
Net income		58.1	68.9	94.6

Earnings per share attributable to shareholders of the Company
Basic	8	$0.58	$0.69	$0.87
Diluted	8	$0.57	$0.69	$0.87
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	March 31, 2024	April 2, 2023	April 3, 2022
		$	$	$
Net income		58.1	68.9	94.6

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial gain on post-employment obligation		—	0.6	0.1
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment (loss) gain		(0.2)	16.1	(25.5)
Net (loss) gain on derivatives designated as cash flow hedges	22	(0.5)	0.4	8.7
Reclassification of net (gain) loss on cash flow hedges to income	22	(1.1)	6.0	4.7
Other comprehensive (loss) income		(1.8)	23.1	(12.0)
Comprehensive income		56.3	92.0	82.6

Attributable to:
Shareholders of the Company		57.8	95.7	82.6
Non-controlling interest		(1.5)	(3.7)	—
Comprehensive income		56.3	92.0	82.6
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	Notes	March 31, 2024	April 2, 2023
Assets		$	$
Current assets
Cash		144.9	286.5
Trade receivables	5, 9	70.4	50.9
Inventories	5, 10	445.2	472.6
Income taxes receivable		28.0	0.9
Other current assets	21	52.3	52.3
Total current assets		740.8	863.2
Deferred income taxes	7	76.3	67.5
Property, plant and equipment	5, 11	171.8	156.0
Intangible assets	12	135.1	135.1
Right-of-use assets	5, 13	279.8	291.8
Goodwill	5, 14	70.8	63.9
Other long-term assets	21	7.0	12.5
Total assets		1,481.6	1,590.0
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5, 15, 21	177.7	195.6
Provisions	16	26.1	21.6
Income taxes payable		16.8	31.5
Short-term borrowings	17	9.4	27.6
Current portion of lease liabilities	5, 13	79.9	76.1
Total current liabilities		309.9	352.4
Provisions	16	37.3	36.5
Deferred income taxes	7	17.2	16.4
Revolving Facility	17	—	—
Term Loan	17	388.5	391.6
Lease liabilities	5, 13	250.6	258.7
Other long-term liabilities	21	54.6	56.9
Total liabilities		1,058.1	1,112.5
Equity	18
Equity attributable to shareholders of the Company		417.0	469.5
Non-controlling interests		6.5	8.0
Total equity		423.5	477.5
Total liabilities and equity		1,481.6	1,590.0
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive (loss) income	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at March 28, 2021		1.4	119.1	120.5	25.2	437.1	(5.2)	577.6	—	577.6
Normal course issuer bid purchase of subordinate voting shares	18	—	(11.9)	(11.9)	—	(241.3)	—	(253.2)	—	(253.2)
Issuance of shares	18	—	9.9	9.9	(2.8)	—	—	7.1	—	7.1
Net income		—	—	—	—	94.6	—	94.6	—	94.6
Other comprehensive loss		—	—	—	—	—	(12.0)	(12.0)	—	(12.0)
Share-based payment	19	—	—	—	14.0	—	—	14.0	—	14.0
Deferred tax on share-based payment		—	—	—	(0.2)	—	—	(0.2)	—	(0.2)
Balance at April 3, 2022		1.4	117.1	118.5	36.2	290.4	(17.2)	427.9	—	427.9
Non-controlling interest on business combination		—	—	—	—	—	—	—	11.7	11.7
Put option for non-controlling interest		—	—	—	—	(21.2)	—	(21.2)	—	(21.2)
Normal course issuer bid purchase of subordinate voting shares	18	—	(2.4)	(2.4)	—	(24.3)	—	(26.7)	—	(26.7)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	18	—	(0.1)	(0.1)	—	(1.1)	—	(1.2)	—	(1.2)
Liability to broker under automatic share purchase plan	18	—	—	—	(20.0)	—	—	(20.0)	—	(20.0)
Issuance of shares	18	—	2.7	2.7	(2.7)	—	—	—	—	—
Net income (loss)		—	—	—	—	72.7	—	72.7	(3.8)	68.9
Other comprehensive income		—	—	—	—	—	23.0	23.0	0.1	23.1
Share-based payment	19	—	—	—	15.0	—	—	15.0	—	15.0
Balance at April 2, 2023		1.4	117.3	118.7	28.5	316.5	5.8	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	18	—	(17.8)	(17.8)	—	(122.4)	—	(140.2)	—	(140.2)
Liability to broker under automatic share purchase plan	18	—	—	—	20.0	—	—	20.0	—	20.0
Issuance of shares	18	—	4.0	4.0	(3.9)	—	—	0.1	—	0.1
Net income (loss)		—	—	—	—	58.4	—	58.4	(0.3)	58.1
Other comprehensive loss		—	—	—	—	—	(0.6)	(0.6)	(1.2)	(1.8)
Share-based payment	19	—	—	—	9.8	—	—	9.8	—	9.8
Balance at March 31, 2024		1.4	103.5	104.9	54.4	252.5	5.2	417.0	6.5	423.5
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

		Year ended
	Notes	March 31, 2024	April 2, 2023	April 3, 2022
		$	$	$
Operating activities
Net income		58.1	68.9	94.6
Items not affecting cash:
Depreciation and amortization	6, 11, 12, 13	126.0	109.1	95.8
Income tax expense	7	17.6	24.6	23.1
Interest expense	17	44.4	34.0	38.1
Foreign exchange loss		0.8	0.3	9.0
Acceleration of unamortized costs on debt extinguishment	17	—	—	9.5
Impairment losses	11, 13	1.2	1.0	7.7
Loss (gain) on disposal of assets		0.1	(0.1)	0.1
Share-based payment	19	10.2	15.0	14.0
Remeasurement of put option	21	1.6	10.9	—
Remeasurement of contingent consideration	21	2.8	(2.9)	—
		262.8	260.8	291.9
Changes in non-cash operating items	23	10.5	(75.4)	(82.8)
Income taxes paid		(66.3)	(37.0)	(25.2)
Interest paid		(42.4)	(32.1)	(32.3)
Net cash from operating activities		164.6	116.3	151.6
Investing activities
Purchase of property, plant and equipment	11	(54.9)	(45.2)	(34.5)
Investment in intangible assets	12	(1.0)	(2.2)	(1.5)
Initial direct costs of right-of-use assets	13	(0.6)	(0.7)	(1.2)
Net cash (outflow) inflow from business combination	5	(15.9)	2.8	—
Net cash used in investing activities		(72.4)	(45.3)	(37.2)
Financing activities
Mainland China Facilities (repayments) borrowings	17	(9.8)	9.8	—
Japan Facility repayments	17	(8.3)	(5.7)	—
Term Loan repayments	17	(4.0)	(4.0)	(4.7)
Revolving Facility (repayments) borrowings	17	—	(0.5)	0.5
Transaction costs on financing activities	17	(0.2)	—	(1.0)
Normal course issuer bid purchase of subordinate voting shares	18	(141.4)	(26.7)	(253.2)
Principal payments on lease liabilities	13	(69.2)	(62.2)	(46.9)
Settlement of term loan derivative contracts	22	—	8.6	—
Issuance of shares	19	0.1	—	7.1
Net cash used in financing activities		(232.8)	(80.7)	(298.2)
Effects of foreign currency exchange rate changes on cash		(1.0)	8.5	(6.4)
Decrease in cash		(141.6)	(1.2)	(190.2)
Cash, beginning of period		286.5	287.7	477.9
Cash, end of period		144.9	286.5	287.7
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)

Note 1.    The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of parkas, lightweight down jackets, rainwear, windwear, apparel, fleece, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 100 Queens Quay East, Toronto, Canada, M5E 1V3. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the consolidated financial statements refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, (“DTR”), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 52.8% of the total shares outstanding as at March 31, 2024, or 91.8% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 47.2% of the total shares outstanding as at March 31, 2024, or 8.2% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 15, 2024.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2022 was the first 53-week fiscal year, which ended on April 3, 2022. Fiscal 2024 is a 52-week fiscal year.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer (“DTC”), Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms available across numerous markets, which includes the newly launched recommerce platform Canada Goose Generations, currently available in the United States and Canada, and our Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market. The Wholesale segment includes the introduction of travel retail in the second quarter of fiscal 2024.
The Other segment comprises revenue and costs that are not related to the Company’s DTC or Wholesale segments, such as sales to employees, friends and family sales, and results from the
F-11

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
newly acquired Paola Confectii business (see "Note 5. Business Combinations" for details and definitions).
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
Note 2.    Material accounting policy information
(a)Basis of presentation
The consolidated financial statements are presented in Canadian dollars, the Company’s functional and presentation currency.
These consolidated financial statements have been prepared on the historical cost basis except for the following items, which are recorded at fair value:
•financial instruments, including derivative financial instruments, at fair value in other comprehensive income and through profit or loss as described in “Note 21. Financial instruments and fair values” and
•initial recognition of assets acquired and liabilities assumed in a business combination.
Certain comparative figures have been reclassified to conform with the current year presentation. Foreign exchange gains and losses related to the outstanding principal balance on the Term Loan, net of hedging, are reflected in the presentation of net interest, finance and other costs as outlined below (see “Note 17. Borrowings” for details and definitions); previously this was presented in SG&A expenses. This change was made to present all financing costs related to the Term Loan within the same financial statement caption in the consolidated statements of income. For the year ended April 2, 2023 and April 3, 2022, the Company reclassified foreign exchange losses of $12.1m and $2.8m, respectively. This reclassification did not impact net income, earnings per share, or the consolidated statements of financial position in the comparative year.
As at March 31, 2024, the Company amended the allocation basis for certain SG&A expenses between the operating segments to provide more relevant information on financial performance of each operating segment. The reclassification did not impact net income, earnings per share, or the consolidated statements of financial position in the comparative year. Comparative figures have been reclassified to conform with the current year presentation.

Notes to the Consolidated Financial Statements
March 31, 2024
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
March 31, 2024
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
Diluted earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Company by the weighted average number of multiple and subordinate voting shares outstanding during the year plus the weighted average number of subordinate shares that would be issued on the exercise of stock options and settlement of restricted share units (“RSUs”) and performance share units (“PSUs”).
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
March 31, 2024
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
As disclosed in Note 4. Changes in accounting policies, the Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two rules in accordance with amendments to IAS 12 Income Taxes.
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
March 31, 2024
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
March 31, 2024
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
The useful lives of intangible assets are assessed as either finite or indefinite.

Asset Category	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
Software	5 to 7 years
Intellectual property	1 to 8 years
Customer lists (Canada Goose)	10 years
Customer lists (Paola Confectii SRL)	4 years
Distribution rights	10 years
In connection with the acquisition of the business of Paola Confectii SRL during fiscal 2024 (See “Note 5. Business combinations” for more details), identifiable intangible assets acquired consist of the customer list and brand.
Intangible assets with indefinite useful lives consists of the Canada Goose, Baffin, and Paola Confectii SRL brand names, as well as the Canada Goose and Baffin domain names, which were acquired as part of an acquisition and were recorded at their estimated fair value. The brand names and domain name are considered to have an indefinite life based on a history of revenue and cash flow performance, and the intent and ability of the Company to support the brand with spending to maintain its value for the foreseeable future. The brand names and domain name are tested at least annually for impairment, at the cash-generating unit (“CGU”) level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.
Intangible assets with finite lives are amortized over the useful economic life on a straight-line basis. The amortization period and the amortization method for an intangible

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
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
    Right-of-use assets
Right-of-use assets are measured at the initial amount of the lease liabilities, lease payments made at or before the commencement date less any lease incentives received, initial direct costs, if any, and decommissioning costs to restore the site to the

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
condition required by the terms and conditions of the lease, and net of accumulated impairment losses. Subsequent to initial measurement, the Company applies the cost model to the right-of-use assets and measures the asset at cost less any accumulated depreciation, accumulated impairment losses in accordance with IAS 36, Impairment of Assets and any remeasurements of the lease liabilities. Assets are depreciated from the commencement date on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.
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
The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use of the CGU. In assessing the recoverable amount, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The Company has determined that there are 12 CGUs, 11 for which goodwill contributes to the cash flows (April 2, 2023 - 11 CGUs, 10 for which goodwill contributed to the cash flows). The increase in CGUs from the comparative period is attributable to the Paola Confectii acquisition which represents an additional CGU. No other changes were made to the existing CGUs from the previous year. See “Note 5. Business combinations” for more details.

Notes to the Consolidated Financial Statements
March 31, 2024
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
March 31, 2024
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
Earn-Out included in other long-term liabilities
The fair value is based on a pre-determined percentage of net equity value of Paola Confectii SRL, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments. Subsequent changes in the fair value are recognized in the statements of income.

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

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
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
ii)Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, the Revolving Facility (as defined below), the Term Loan (as defined below), the Mainland China Facilities (as defined below), and the Japan Facility (as defined below). The Company initially recognizes debt instruments on the date that they are originated. All other financial liabilities are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.
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

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
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
The fair value of a hedging derivative is classified as a current asset or liability when the maturity of the hedged item is less than 12 months, and as a non-current asset or liability when the maturity of the hedged item is more than 12 months.
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
The Company has issued stock options to purchase subordinate voting shares, RSUs, and PSUs under its equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). All Legacy Plan options have fully vested or been cancelled prior to the year ended March 31, 2024. Under the terms of the Omnibus Plan, options are granted to certain executives of the Company with vesting, generally over four years, contingent upon meeting the service conditions of the Omnibus Plan. The compensation expense related to the options, RSUs, and PSUs is recognized ratably over the requisite service period, provided it is probable that the

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.
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

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
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
Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)
Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has 12 CGUs (April 2, 2023 - 11 CGUs) and tests impairment of non-financial assets on that basis.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
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
Share-based payments
Key Sources of Estimation: Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended March 31, 2024. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield, and volatility.
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

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
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
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements (“IAS 1”) to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted, however the Company has elected not to early adopt this amendment. The Company has performed an initial assessment on the impact of the amendment and the Company expects that adoption will result in a reclassification of the non-current portion of warranty provisions to be reported as current in nature, based on the terms and conditions of the Company’s warranty program. The impact is expected to be material in the consolidated statements of financial position.
Standards issued and adopted
In February 2021, the IASB issued narrow-scope amendments to IAS 1, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Polices, Changes in Accounting Estimates and Errors. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarified how to distinguish changes in accounting policies from changes in accounting estimates. Beginning April 3, 2023, the Company adopted the amendments. The adoption of the amendments did not have a material impact on the Annual Financial Statements.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the OECD Pillar Two international tax reform. The mandatory temporary exception has been adopted by the Company.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Note 5.    Business combinations
Transactions during the year ended March 31, 2024
On November 1, 2023, a newly incorporated subsidiary of the Company, Paola Confectii Manufacturing Limited (“Paola Confectii”), acquired the business of Paola Confectii SRL, a luxury knitwear manufacturer for total cash consideration of $15.9m. This acquisition is expected to enhance product margins and supply control, while deepening in-house product expertise and capability.
The aggregate purchase consideration for the business combination is as follows:

$
Cash	16.4
Working capital adjustments	(0.5)
Total purchase consideration	15.9
Management determined that the assets and substantive processes comprised a business and therefore accounted for the transaction as a business combination under IFRS 3, Business Combinations using the acquisition method of accounting. Under the acquisition method, assets and liabilities of the acquiree are recorded at their fair values.
Assets acquired and liabilities assumed have been recorded at the date of acquisition as follows:

$
Assets acquired
Trade receivables	7.2
Inventories	1.6
Prepaid expenses	0.1
Property, plant and equipment	2.6
Intangible assets
Customer list	3.5
Brand	1.0
Right-of-use assets	1.2
Goodwill	8.3
Accounts payable and accrued liabilities	(8.4)
Lease liability	(1.2)
Total assets acquired, net of liabilities assumed	15.9
The determination of the fair value of assets acquired and liabilities assumed is based on estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed that were finalized as at the reporting date, within one year of the acquisition.
Goodwill of $8.3m was recognized as the excess of the acquisition cost over the fair value of net identifiable assets at the date of acquisition. Goodwill is mainly attributable to the strengthening of our vertically integrated supply chain and expected future growth potential of the knitwear category. Goodwill recognized is not expected to be deductible for income tax purposes.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Identifiable intangible assets acquired consist of the customer list and brand. The fair value of the customer list was $3.5m, measured using the multi-period excess earnings method, which will be amortized over a 4-year period on a straight-line basis. The fair value of the brand was $1.0m, measured using the relief-from-royalty method.
In connection with the business combination, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). The estimated value is calculated as a pre-determined percentage of net equity value, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments. As at the reporting date, the estimated value of the payout was $7.4m. The Company recognized the amount payable to the PCML Vendors as a separate transaction that was not included in applying the acquisition method as the amount reflects remuneration for future services to be performed conditional on employment until November 1, 2025, and therefore this amount will be expensed over two years.
The Company incurred $0.8m in transaction related costs which are included in SG&A expenses in the consolidated statements of income and comprehensive income for the year ended March 31, 2024.
Paola Confectii’s results are consolidated into the Company’s financial results effective from the date of acquisition and are presented in the Company’s Other operating segment. The results of Paola Confectii were not significant for the period beginning on the date of acquisition and ended on March 31, 2024 and would not have been either during fiscal 2024 if the acquisition had occurred as of the beginning of the fiscal year.
The PCML Vendors are employed as members of key management and continue to lead and maintain regular operations at Paola Confectii. The Earn-Out to the PCML Vendors and transactions with one of the PCML Vendors in connection with the acquisition for the lease of the manufacturing facility are related party transactions as they have been retained as employees of the Company. See “Note 20. Related Party Transactions” for more details.
Transactions during the year ended April 2, 2023
The Company and a former distributor of the Company's products in Japan, Sazaby League, Ltd. ("Sazaby League"), entered into an agreement (the "Joint Venture Agreement") to form a joint venture (the “Japan Joint Venture”) pursuant to which the Company acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”), on April 4, 2022. CG Japan was established to market, distribute and sell Canada Goose products, and to operate retail stores and e-Commerce in Japan.
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

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
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
March 31, 2024
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
The determination of the fair value of assets acquired and liabilities assumed is based on estimates and certain assumptions with respect to the fair values of the assets acquired and liabilities assumed that were finalized as at April 2, 2023, within one year of the acquisition.
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
March 31, 2024
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
Note 6.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income (loss), which is the profit metric utilized by the Company’s chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. No single customer contributed 10 per cent or more to the Company’s revenue for the years ended March 31, 2024, April 2, 2023, and April 3, 2022.
As at March 31, 2024, the performance measure for our Other segment was revised to exclude corporate general and administrative expenses; these expenses are now presented as a reconciling item to the Company’s consolidated operating income. This change in segment reporting was made to improve the understanding of financial performance in the Other segment.
Corporate expenses comprises costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
costs, and foreign exchange gains and losses not specifically associated with segment operations.
The following table presents key performance information of the Company’s reportable operating segments:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Revenue
DTC	950.7	807.3	740.4
Wholesale	312.3	373.8	348.5
Other	70.8	35.9	9.5
Total segment revenue	1,333.8	1,217.0	1,098.4

Operating income (loss)		Reclassified	Reclassified
DTC	387.1	347.4	322.9
Wholesale	114.0	131.2	121.5
Other	14.0	10.5	4.1
Total segment operating income	515.1	489.1	448.5
The following table reconciles the Company’s reportable total segment operating income to income before income taxes:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Total segment operating income	515.1	489.1	448.5
Corporate expenses	(390.6)	(341.5)	(289.0)
Total operating income	124.5	147.6	159.5
Net interest, finance and other costs	48.8	54.1	41.8
Income before incomes taxes	75.7	93.5	117.7

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The following table summarizes depreciation and amortization in SG&A expenses of each reportable operating segment and depreciation and amortization included in corporate expenses:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Depreciation and amortization expense
DTC	96.5	81.6	78.1
Wholesale	3.9	3.9	2.3
Other	—	—	—
Total segment depreciation and amortization expense	100.4	85.5	80.4
Corporate expenses	15.8	14.9	8.3
Total depreciation and amortization expense	116.2	100.4	88.7
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Canada	246.3	241.0	213.1
United States	324.6	340.2	305.9
North America	570.9	581.2	519.0
Greater China[1]	422.2	287.3	288.8
Asia Pacific (excluding Greater China1)	84.7	66.9	38.3
Asia Pacific	506.9	354.2	327.1
EMEA[2]	256.0	281.6	252.3
Total revenue	1,333.8	1,217.0	1,098.4
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The Company’s non-current, non-financial assets (comprising of property, plant and equipment, intangible assets and right-of-use assets) are geographically located as follows:

	Year ended
	March 31, 2024	April 2, 2023
	$	$
Canada	222.1	232.9
United States	140.7	111.7
North America	362.8	344.6
Greater China[1]	63.6	73.6
Asia Pacific (excluding Greater China1)	34.1	33.1
Asia Pacific	97.7	106.7
EMEA[2]	126.2	131.6
Non-current, non-financial assets	586.7	582.9
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 7.    Income taxes
The components of the provision for income tax are as follows:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
Current income tax expense	$	$	$
Current period	15.4	44.0	35.6
Adjustment in respect of prior periods	9.5	(1.9)	(0.4)
	24.9	42.1	35.2
Deferred income tax recovery
Origination and reversal of temporary differences	(0.8)	(18.5)	(11.9)
Effect of change in income tax rates	(0.2)	(0.6)	—
Adjustment in respect of prior periods	(6.3)	1.6	(0.2)
	(7.3)	(17.5)	(12.1)
Income tax expense	17.6	24.6	23.1

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Income before income taxes	75.7	93.5	117.7
Expected Statutory Rate	25.5%	25.3%	25.4%
Income tax at expected statutory rate	19.3	23.7	29.8
Non-deductible (taxable) items	(0.1)	0.8	(0.8)
Non-deductible stock option expense	1.7	3.0	2.9
Effect of foreign tax rates	(10.3)	(10.0)	(14.6)
Non-deductible (taxable) remeasurement of contingent consideration and put option	1.4	2.4	—
Non-deductible (taxable) foreign exchange loss (gain)	0.9	1.4	0.2
Change in tax rates	(0.2)	(0.4)	0.1
Change in deferred tax asset not recognized	1.7	4.1	6.1
Adjustments in respect of prior years	3.2	(0.4)	(0.6)
Income tax expense	17.6	24.6	23.1
Pillar Two legislation has been enacted or substantively enacted locally in a number of jurisdictions in which the Company operates in, where they would be effective for financial year beginning on April 1, 2024. Based on a preliminary assessment, the Pillar Two effective tax rate in most of the jurisdictions in which the Company operates in, is above 15%. As a result, any impact of these rules is not expected to be material. However, the Company will continue to monitor and reassess the impact of the Pillar Two rules.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The change in the year in the components of deferred tax assets and liabilities are as follows:

		Change in the year affecting
	April 2, 2023	Net income	Foreign exchange translation	Other comprehensive income (loss)	March 31, 2024
	$	$	$	$	$
Losses carried forward	11.5	15.5	—	—	27.0
Employee future benefits	0.1	—	—	0.1	0.2
Other liabilities	1.9	5.0	0.8	—	7.7
Inventory capitalization	6.8	(4.2)	—	—	2.6
Capital lease	9.3	3.0	—	—	12.3
Tax relief from Swiss tax reform	7.6	(5.9)	—	—	1.7
Unrealized profit in inventory	36.9	(1.6)	0.1	—	35.4
Provisions and other temporary differences	7.6	0.4	—	—	8.0
Total deferred tax asset	81.7	12.2	0.9	0.1	94.9
Unrealized foreign exchange	(3.1)	0.7	—	(0.3)	(2.7)
Intangible assets	(18.8)	(0.8)	—	—	(19.6)
Property, plant and equipment	(8.7)	(4.8)	—	—	(13.5)
Total deferred tax liabilities	(30.6)	(4.9)	—	(0.3)	(35.8)
Net deferred tax assets (liabilities)	51.1	7.3	0.9	(0.2)	59.1
The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Changes in the year affecting
	April 2, 2023	Net income	Foreign exchange translation	Other comprehensive loss	March 31, 2024
	$	$	$	$	$
Deferred tax assets	67.5	8.8	0.2	(0.2)	76.3
Deferred tax liabilities	(16.4)	(1.5)	0.7	—	(17.2)
	51.1	7.3	0.9	(0.2)	59.1
Available deferred income tax assets related to capital losses, and Swiss tax relief in the amount of $0.5m and $31.8m, respectively, were not recognized as it is not probable that future taxable income will be available to the Company to utilize the benefits.
The corporate entities within the Company have the following tax-loss carry-forwards that are expected to expire in the following years, if not utilized.

$
2040 and prior	13.1
2041	8.8
2042	8.5
2043	7.5
2044	8.1
46.0
An additional $52.2m of operating losses can be carried forward indefinitely.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
As at March 31, 2024, deferred income taxes have not been provided on $419.8m (April 2, 2023 - $417.7m, April 3, 2022 - $356.4m) of undistributed earnings of foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested.
As at March 31, 2024, in addition to the amount charged to profit or loss and other comprehensive income, no tax recovery was recognized directly in equity related to excess tax deductions on share-based payments for stock options exercised (April 2, 2023 - $nil, April 3, 2022 - $nil). No tax expense was reversed out of equity related to reduction of expected tax deductions on issuance of RSU and PSU (April 2, 2023 - $nil and $nil, respectively, April 3, 2022 - $0.2m and $nil, respectively).
Note 8.    Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Net income attributable to shareholders of the Company	58.4	72.7	94.6
Weighted average number of multiple and subordinate voting shares outstanding	100,816,758	105,058,643	108,296,802
Weighted average number of shares on exercise of stock options, RSUs and PSUs[1]	1,006,315	563,669	857,919
Diluted weighted average number of multiple and subordinate voting shares outstanding	101,823,073	105,622,312	109,154,721
Earnings per share attributable to shareholders of the Company
Basic	$0.58	$0.69	$0.87
Diluted	$0.57	$0.69	$0.87
1    Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. As at March 31, 2024, there were 3,904,366 shares (April 2, 2023 - 2,231,231 shares, April 3, 2022 - 1,475,545 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Note 9.    Trade receivables

	March 31, 2024	April 2, 2023
	$	$
Trade accounts receivable	57.1	30.4
Credit card receivables	3.7	2.5
Other receivables	12.3	19.5
	73.1	52.4
Less: expected credit loss and sales allowances	(2.7)	(1.5)
Trade receivables	70.4	50.9
The following are the continuities of the Company’s expected credit loss and sales allowances deducted from trade receivables:

	March 31, 2024			April 2, 2023
	Expected credit loss	Sales allowances	Total	Expected credit loss	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(0.4)	(1.1)	(1.5)	(0.3)	(0.8)	(1.1)
Losses recognized	(1.8)	—	(1.8)	(0.1)	(0.3)	(0.4)
Amounts settled or written off during the year	0.1	0.5	0.6	—	—	—
Balance at the end of the year	(2.1)	(0.6)	(2.7)	(0.4)	(1.1)	(1.5)
Note 10.    Inventories

	March 31, 2024	April 2, 2023
	$	$
Raw materials	48.4	60.3
Work in progress	25.8	17.5
Finished goods	371.0	394.8
Total inventories at the lower of cost and net realizable value	445.2	472.6
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The breakdown of the provision for obsolescence is presented as follows:

	March 31, 2024	April 2, 2023
	$	$
Raw material shrink reserves	0.1	0.2
Finished goods shrink reserves	0.9	0.4
Raw material obsolete inventory reserves	22.1	20.5
Finished goods obsolete inventory reserves	37.7	22.1
Provision for obsolescence	60.8	43.2
Amounts charged to cost of sales comprise the following:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Cost of goods manufactured	405.5	392.1	350.1
Depreciation and amortization included in costs of sales	10.9	9.7	14.7
Cost of sales	416.4	401.8	364.8
Note 11.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
April 3, 2022	30.9	12.8	125.1	9.4	34.8	4.1	217.1
Additions	—	0.9	8.8	—	2.2	63.3	75.2
Additions from business combinations (note 5)	—	—	0.9	—	0.3	—	1.2
Disposals	—	(0.1)	(1.0)	—	(0.1)	—	(1.2)
Transfers	1.1	1.5	15.5	1.6	1.6	(21.3)	—
Impact of foreign currency translation	—	0.2	2.1	0.4	1.0	0.4	4.1
April 2, 2023	32.0	15.3	151.4	11.4	39.8	46.5	296.4
Additions	0.2	1.9	11.5	0.2	3.7	42.9	60.4
Additions from business combinations (note 5)	2.4	0.1	0.1	—	—	—	2.6
Disposals	(0.1)	(0.3)	(6.4)	(1.0)	(1.1)	(0.1)	(9.0)
Transfers	2.9	4.4	70.4	(0.4)	7.7	(85.0)	—
Impact of foreign currency translation	(0.1)	(0.1)	(1.8)	0.1	(0.4)	(0.2)	(2.5)
March 31, 2024	37.3	21.3	225.2	10.3	49.7	4.1	347.9

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
April 3, 2022	12.1	9.3	53.9	7.3	20.3	—	102.9
Depreciation	3.2	2.7	23.1	1.1	7.3	—	37.4
Disposals	—	(0.1)	(1.0)	—	(0.1)	—	(1.2)
Impairment losses	—	—	0.2	—	—	—	0.2
Impact of foreign currency translation	—	0.2	(0.1)	0.3	0.7	—	1.1
April 2, 2023	15.3	12.1	76.1	8.7	28.2	—	140.4
Depreciation	3.7	3.4	30.2	1.2	6.9	—	45.4
Disposals	(0.1)	(0.2)	(6.4)	(1.0)	(1.0)	—	(8.7)
Impairment losses	—	—	0.2	—	—	—	0.2
Impact of foreign currency translation	—	—	(1.0)	—	(0.2)	—	(1.2)
March 31, 2024	18.9	15.3	99.1	8.9	33.9	—	176.1

Net book value
April 2, 2023	16.7	3.2	75.3	2.7	11.6	46.5	156.0
March 31, 2024	18.4	6.0	126.1	1.4	15.8	4.1	171.8
Impairment losses for the years ended March 31, 2024 and April 2, 2023 were booked within the DTC segment as part of SG&A expenses in the statements of income.
Note 12.    Intangible assets
Intangible assets comprise the following:

	March 31, 2024	April 2, 2023
	$	$
Intangible assets with finite lives	18.3	19.3
Intangible assets with indefinite lives:
Brand name	116.5	115.5
Domain name	0.3	0.3
	135.1	135.1

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	Software	Intellectual property	Customer lists	Distribution rights	Total
Cost	$	$	$	$	$
April 3, 2022	8.5	18.2	—	—	26.7
Additions	1.8	0.1	—	—	1.9
Additions from business combinations (note 5)	—	—	7.7	7.2	14.9
April 2, 2023	10.3	18.3	7.7	7.2	43.5
Additions	0.8	0.1	—	—	0.9
Additions from business combinations (note 5)	—	—	3.5	—	3.5
Disposals	(0.1)	—	—	—	(0.1)
Impact of foreign currency translation	(0.1)	0.1	(0.7)	(0.9)	(1.6)
March 31, 2024	10.9	18.5	10.5	6.3	46.2

	Software	Intellectual property	Customer lists	Distribution rights	Total
Accumulated amortization	$	$	$	$	$
April 3, 2022	3.6	16.7	—	—	20.3
Amortization	1.8	0.7	0.7	0.7	3.9
April 2, 2023	5.4	17.4	0.7	0.7	24.2
Amortization	1.8	0.5	0.8	0.7	3.8
Disposals	(0.1)	—	—	—	(0.1)
Impact of foreign currency translation	—	—	0.1	(0.1)	—
March 31, 2024	7.1	17.9	1.6	1.3	27.9

Net book value
April 2, 2023	4.9	0.9	7.0	6.5	19.3
March 31, 2024	3.8	0.6	8.9	5.0	18.3
Intellectual property consists of acquired technology, patents and trademarks.
Indefinite life intangible assets
Indefinite life intangible assets recorded by the Company are comprised of the Canada Goose, Baffin, and Paola Confectii brand names, as well as the Canada Goose and Baffin domain names associated with the Company’s websites. The Company expects to renew the registration of the brand names and domain names at each expiry date indefinitely, and expects these assets to generate economic benefit in perpetuity. As such, the Company assessed these intangibles to have indefinite useful lives.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The Company completed its annual impairment tests for the years ended March 31, 2024 and April 2, 2023 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use (“VIU”) are consistent with the assumptions used for goodwill impairment testing (see "Note 14. Goodwill" for more details).
Note 13.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
April 3, 2022	296.3	36.7	17.4	350.4
Additions	82.8	8.2	39.6	130.6
Additions from business combinations (note 5)	1.5	—	1.8	3.3
Lease modifications	2.4	—	—	2.4
Derecognition on termination	(1.8)	—	(1.0)	(2.8)
Impact of foreign currency translation	15.5	—	0.6	16.1
April 2, 2023	396.7	44.9	58.4	500.0
Additions	29.8	0.2	2.7	32.7
Additions from business combinations (note 5)	—	1.2	—	1.2
Lease modifications	31.9	—	1.8	33.7
Derecognition on termination	(5.1)	(2.1)	(1.8)	(9.0)
Impact of foreign currency translation	(3.0)	—	(0.2)	(3.2)
March 31, 2024	450.3	44.2	60.9	555.4

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)

	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
April 3, 2022	110.1	15.2	9.9	135.2
Depreciation	55.5	5.4	7.2	68.1
Derecognition on termination	(1.2)	—	(1.0)	(2.2)
Impairment losses	0.8	—	—	0.8
Impact of foreign currency translation	5.9	—	0.4	6.3
April 2, 2023	171.1	20.6	16.5	208.2
Depreciation	63.8	5.5	7.3	76.6
Derecognition on termination	(5.1)	(2.1)	(1.8)	(9.0)
Impairment losses	1.0	—	—	1.0
Impact of foreign currency translation	(1.1)	—	(0.1)	(1.2)
March 31, 2024	229.7	24.0	21.9	275.6

Net book value
April 2, 2023	225.6	24.3	41.9	291.8
March 31, 2024	220.6	20.2	39.0	279.8
Impairment losses for the year ended March 31, 2024 and April 2, 2023 were booked within the DTC segment as part of SG&A expenses in the statements of income.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
April 3, 2022	217.2	24.8	8.7	250.7
Additions	82.1	8.2	39.6	129.9
Additions from business combinations (note 5)	1.5	—	1.7	3.2
Lease modifications	2.4	—	—	2.4
Derecognition on termination	(0.7)	—	—	(0.7)
Principal payments	(54.5)	(5.3)	(2.4)	(62.2)
Impact of foreign currency translation	11.2	—	0.3	11.5
April 2, 2023	259.2	27.7	47.9	334.8
Additions	29.7	0.2	2.3	32.2
Additions from business combinations (note 5)	—	1.2	—	1.2
Lease modifications	31.9	—	1.8	33.7
Principal payments	(63.0)	(5.3)	(0.9)	(69.2)
Impact of foreign currency translation	(2.1)	—	(0.1)	(2.2)
March 31, 2024	255.7	23.8	51.0	330.5
Lease liabilities are classified as current and non-current liabilities as follows:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	64.7	6.1	5.3	76.1
Non-current lease liabilities	194.5	21.6	42.6	258.7
April 2, 2023	259.2	27.7	47.9	334.8

Current lease liabilities	65.8	6.3	7.8	79.9
Non-current lease liabilities	189.9	17.5	43.2	250.6
March 31, 2024	255.7	23.8	51.0	330.5
In the year ended March 31, 2024, $39.6m of lease payments were not included in the measurement of lease liabilities (April 2, 2023 - $23.5m, April 3, 2022 - $21.5m). The majority of these balances related to short-term leases and variable rent payments, net of rent concessions, which are expenses as incurred.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Note 14.    Goodwill
Goodwill arising from business combinations is as follows:

	March 31, 2024	April 2, 2023
	$	$
Opening balance	63.9	53.1
Business combination (note 5)	8.3	10.8
Impact of foreign currency translation	(1.4)	—
Goodwill	70.8	63.9
The Company has determined there to be 11 CGUs (April 2, 2023 - 10 CGUs) for which goodwill and indefinite life intangible assets are tested for impairment. The increase in CGUs from the comparative period is attributable to the recognition of goodwill from the Paola Confectii business combination which represents an additional CGU. No other changes were made to the existing CGUs from the previous year. The Company completed its annual impairment tests and concluded that there was no impairment in the years ended March 31, 2024 and April 2, 2023.
The following table outlines the goodwill allocation for the applicable CGUs for the current year:

	March 31, 2024	April 2, 2023
	$	$
North America DTC - Retail	11.7	11.7
North America DTC - e-Commerce	6.6	6.6
North America Wholesale	5.7	5.7
Asia Pacific DTC - Retail	9.8	9.8
Asia Pacific DTC - e-Commerce	2.6	2.6
Asia Pacific Wholesale	3.6	3.6
EMEA[1] DTC - Retail	4.3	4.3
EMEA[1] DTC - e-Commerce	2.8	2.8
EMEA[1] Wholesale	6.0	6.0
Japan Joint Venture[2]	9.4	10.8
Paola Confectii	8.3	—
Goodwill	70.8	63.9
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Goodwill for the Japan Joint Venture is JPY1,059.3m; year-over-year movement in the balance in Canadian Dollars is due to the impact of foreign exchange translation from JPY to CAD of $1.4m.
Key Assumptions
The key assumptions used to calculate the VIU are those regarding discount rate, revenue and gross margin growth rates, sales channel mix, and growth in SG&A expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 23.5% for each CGU. Because the VIU amount exceeds the CGUs’ asset carrying amount, the CGU is not impaired and the fair value less costs of disposition has not been calculated.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Cash flow projections were discounted using the Company’s weighted average cost of capital, determined to be 12.80% (April 2, 2023 - 12.67%) based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, specific risk premium, a cost of debt based on comparable corporate bond yields and the capital structure of the Company. Cash flow projections are based on management’s most recent forecasts over a five year period. A long term growth rate of 2% has been applied to cash flows beyond the forecasted period.
Note 15.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	March 31, 2024	April 2, 2023
	$	$
Trade payables	57.6	60.1
Accrued liabilities	73.5	82.4
Employee benefits	38.6	21.9
Derivative financial instruments	1.9	3.3
ASPP liability (note 18)	—	20.0
Other payables	6.1	7.9
Accounts payable and accrued liabilities	177.7	195.6
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

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)

	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
April 3, 2022	29.2	12.9	7.7	49.8
Additional provisions recognized	7.6	10.8	4.1	22.5
Reductions resulting from settlement	(6.4)	(7.5)	—	(13.9)
Release of provisions	—	(1.3)	—	(1.3)
Other	—	0.7	0.3	1.0
April 2, 2023	30.4	15.6	12.1	58.1
Additional provisions recognized	6.6	20.8	2.6	30.0
Reductions resulting from settlement	(6.8)	(16.9)	—	(23.7)
Release of provisions	—	(0.7)	(0.1)	(0.8)
Other	0.1	—	(0.3)	(0.2)
March 31, 2024	30.3	18.8	14.3	63.4
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	March 31, 2024	April 2, 2023
	$	$
Current provisions	26.1	21.6
Non-current provisions	37.3	36.5
Provisions	63.4	58.1
Note 17.    Borrowings
Amendments to borrowings
Effective June 30, 2023, LIBOR rates are no longer published for U.S Dollars. As a result, in the first quarter ended July 2, 2023, the Company transitioned facilities and contracts denominated in U.S dollars applying LIBOR to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (“SOFR”). At this time, the Company entered into further amendments to its Revolving Facility (as defined below), Term Loan Facility (as defined below) and the interest rate swaps to transition to SOFR. In connection with the amendments, during the first quarter ended July 2, 2023, the Company also extended the maturity of the Revolving Facility to May 15, 2028 and incurred transaction costs of $0.7m, on the extension of the Revolving Facility, which are being amortized using the effective interest rate method over the new term to maturity. There were no further amendments to borrowings in the year ended March 31, 2024.
See "Note 22. Financial risk management objectives and policies" for more details on the amendments to the interest rate swaps.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility ("Revolving Facility") in the amount of $467.5m, with an increase in

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at March 31, 2024, the Company had repaid all amounts owing on the Revolving Facility (April 2, 2023 - $nil). As at March 31, 2024, no interest and administrative fees remain outstanding (April 2, 2023 - $nil). Deferred financing charges in the amounts of $1.0m (April 2, 2023 - $0.5m), were included in other long-term liabilities. As at and during the year ended March 31, 2024, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $203.7m as at March 31, 2024 (April 2, 2023 - $238.4m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at March 31, 2024, the Company had letters of credit outstanding under the Revolving Facility of $1.5m (April 2, 2023 - $1.8m).
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis ("Term Loan") alongside the Revolving Facility. The Term Loan has an aggregate principal amount of USD300.0m, with quarterly repayments of USD0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the Term Loan has an interest rate of SOFR plus a term SOFR adjustment of 0.11448% with an applicable margin of 3.50% payable monthly in arrears. SOFR plus the term SOFR adjustment may not be less than 0.75%.
Voluntary prepayments of amounts owing under the Term Loan may be made at any time without premium or penalty but once repaid may not be reborrowed. As at March 31, 2024, the Company had USD290.3m (April 2, 2023 - USD293.3m) aggregate principal amount outstanding under the Term Loan. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended March 31, 2024, the Company was in compliance with all covenants.
As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The amount outstanding with respect to the Term Loan is as follows:

	March 31, 2024	April 2, 2023
	$	$
Term Loan	393.1	396.3
Unamortized portion of deferred transaction costs	(0.6)	(0.6)
Term Loan, net of unamortized deferred transaction costs	392.5	395.7
Mainland China Facilities
A subsidiary of the Company in Mainland China has two uncommitted loan facilities in the aggregate amount of RMB266.4m ($50.0m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to loan prime rate of 1 year, minus a marginal rate between 0.35% and 0.45%, and payable at one, three or six months, depending on the term of each draw. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at March 31, 2024, the Company had no amounts owing on the Mainland China Facilities (April 2, 2023 - $9.8m (RMB50.0m)).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($35.8m) ("Japan Facility") with a floating interest rate of Japanese Bankers Association Tokyo Interbank Offered Rate (“JBA TIBOR”) plus an applicable margin of 0.30%. The term of the facility is 12 months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at March 31, 2024, the Company had $5.4m (JPY600.0m) owing on the Japan Facility (April 2, 2023 - $13.7m (JPY1,350.0m)).
Short-term Borrowings
As at March 31, 2024, the Company has short-term borrowings in the amount of $9.4m. Short-term borrowings include $5.4m (April 2, 2023 - $13.7m) owing on the Japan Facility, and $4.0m (April 2, 2023 - $4.1m) for the current portion of the quarterly principal repayments on the Term Loan. For the year ended April 2, 2023, short-term borrowings included $9.8m on the Mainland China Facilities. Short-term borrowings are all due within the next 12 months.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Net interest, finance and other costs consist of the following:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
		Reclassified	Reclassified
Interest expense
Mainland China Facilities	0.9	0.5	0.4
Japan Facility	0.1	0.1	—
Revolving Facility	2.8	1.1	1.8
Term Loan	19.9	18.8	17.4
Lease liabilities	17.7	11.6	9.1
Standby fees	1.2	1.8	0.9
Acceleration of unamortized costs on debt extinguishment	—	—	9.5
Foreign exchange losses on Term Loan net of hedges	2.1	12.1	2.8
Fair value remeasurement on the put option liability (note 21)	1.6	10.9	—
Fair value remeasurement on the contingent consideration (note 21)	2.8	(2.9)	—
Interest income	(1.3)	(0.9)	(0.4)
Other costs	1.0	1.0	0.3
Net interest, finance and other costs	48.8	54.1	41.8
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

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared and share equally in any distribution of assets on liquidation, dissolution, or winding up.
Share capital transactions for the year ended March 31, 2024
Normal course issuer bid for Fiscal 2024
The Board of Directors has authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,980,505 subordinate voting shares over the 12-month period from November 22, 2023 and ending no later than November 21, 2024 (the "Fiscal 2024 NCIB"). Purchased subordinate voting shares will be cancelled.
In connection with the Fiscal 2024 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2024 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2024 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2024 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2024 ASPP or upon the date of expiry of the Fiscal 2024 NCIB.
During the year ended March 31, 2024, under the Fiscal 2024 NCIB, the Company purchased 3,586,124 subordinate voting shares for cancellation for total cash consideration of $56.9m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $48.8m charged to retained earnings. Of the 3,586,124 subordinate voting shares purchased, 3,088,648 were purchased under the Fiscal 2024 ASPP for total cash consideration of $49.6m.
For the trading blackout period relating to the fiscal year ended March 31, 2024, the Company elected not to rely on the Fiscal 2024 ASPP. Therefore, there was no liability due to the designated broker as at March 31, 2024.
Normal course issuer bid for Fiscal 2023
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase and cancel up to 5,421,685 subordinate voting shares over the 12-month period from November 22, 2022 and concluded on November 21, 2023 (the “Fiscal 2023 NCIB”).
In connection with the Fiscal 2023 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2023 ASPP”) under which a designated broker purchased subordinate voting shares under the Fiscal 2023 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. This Fiscal 2023 ASPP terminated on November 21, 2023, along with the Fiscal 2023 NCIB, and the liability to the broker was fully settled at the end of the plan.
During the three fiscal quarters ended December 31, 2023, under the Fiscal 2023 NCIB until its expiration, the Company purchased 4,268,883 subordinate voting shares for cancellation for total cash consideration of $83.3m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $73.6m charged to retained earnings. Of the

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
4,268,883 subordinate voting shares purchased, 1,184,152 were purchased under the ASPP for total cash consideration of $25.3m.
Since the commencement of the Fiscal 2023 NCIB, the Company purchased 5,421,685, which represents the total authorized subordinate voting shares for cancellation for total cash consideration of $111.2m.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
April 2, 2023	51,004,076	1.4	53,184,912	117.3	104,188,988	118.7
Purchase of subordinate voting shares	—	—	(7,855,007)	(17.8)	(7,855,007)	(17.8)
Total share purchases	—	—	(7,855,007)	(17.8)	(7,855,007)	(17.8)
Exercise of stock options	—	—	64,058	0.2	64,058	0.2
Settlement of RSUs	—	—	134,475	3.8	134,475	3.8
Total share issuances	—	—	198,533	4.0	198,533	4.0
March 31, 2024	51,004,076	1.4	45,528,438	103.5	96,532,514	104.9
Share capital transactions for the year ended April 2, 2023
In connection with the Fiscal 2023 NCIB, during the year ended April 2, 2023, the Company purchased 1,152,802 subordinate voting shares for cancellation for total cash consideration of $26.7m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $25.4m charged to retained earnings. Of the 1,152,802 subordinate voting shares purchased, 821,622 were purchased under the Fiscal 2023 ASPP for total cash consideration of $20.0m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the Fiscal 2023 ASPP was $20.0m as at April 2, 2023. The amount was charged to contributed surplus.
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

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Share capital transactions for the year ended April 3, 2022
The Company previously maintained another NCIB in relation to its subordinate voting shares. The Company was authorized to make purchases from August 20, 2021 to August 19, 2022, in accordance with the requirements of the TSX. The Board of Directors of the Company had authorized the Company to repurchase up to 5,943,239 subordinate voting shares, representing approximately 10% of the issued and outstanding subordinate voting shares as at August 6, 2021. Purchases were made during the validity of such NCIB by means of open market transactions on the TSX, the NYSE and one Canadian alternative trading system.
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
Note 19.    Share-based payments
Stock options
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire 10 years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. All Legacy Plan options have fully vested or been cancelled prior to the year ended March 31, 2024. No new options will be issued under the Legacy Plan.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Stock option transactions are as follows:

	Year ended
	March 31, 2024		April 2, 2023
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$36.58	4,055,199	$42.99	2,722,690
Granted to purchase shares	$19.77	1,278,211	$24.63	1,580,506
Exercised	$1.61	(64,058)	$0.23	(60,248)
Cancelled	$28.83	(660,575)	$40.66	(187,749)
Options outstanding, end of period	$33.51	4,608,777	$36.58	4,055,199
The following table summarizes information about stock options outstanding and exercisable at March 31, 2024:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	15,434	0.0	15,434	0.0
$1.79	44,307	0.8	44,307	0.8
$8.94	122,221	2.8	122,221	2.8
$14.29	2,565	9.6	—	0.0
$16.21	519,884	9.9	—	0.0
$22.24	611,798	9.1	—	0.0
$23.64	42,576	3.4	42,576	3.4
$23.77	12,285	8.2	3,072	8.2
$24.64	1,169,619	7.9	322,809	7.2
$30.73	48,730	3.0	48,730	3.0
$31.79	35,622	3.6	35,622	3.6
$33.97	635,096	5.8	462,427	5.6
$45.34	33,708	4.0	33,708	4.0
$48.93	541,197	6.9	284,064	6.6
$50.00	250,000	6.2	187,500	6.2
$63.03	359,157	4.8	359,157	4.8
$83.53	164,578	3.8	164,578	3.8
	4,608,777	7.0	2,126,205	5.3

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Restricted share units
The Company has granted shares as part of the RSU program under the Omnibus Plan to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	Year ended
	March 31, 2024	April 2, 2023
	Number of shares	Number of shares
RSUs outstanding, beginning of period	318,082	215,590
Granted	438,814	209,187
Settled	(134,475)	(87,034)
Cancelled	(141,903)	(19,661)
RSUs outstanding, end of period	480,518	318,082
Performance share units
In May 2023, the Company implemented a PSU program under the Omnibus Plan. A PSU represents the right to receive a subordinate voting share settled by the issuance of shares at the vesting date. PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares issued per PSU at the vesting date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. PSUs are treated as equity instruments for accounting purposes.
PSUs transactions are as follows:

	Year ended
	March 31, 2024	April 2, 2023
	Number of shares	Number of shares
PSUs outstanding, beginning of period	—	—
Granted	399,349	—
Cancelled	(56,424)	—
PSUs outstanding, end of period	342,925	—
Shares reserved for issuance
As at March 31, 2024, subordinate voting shares, to a maximum of 5,310,387 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Accounting for share-based awards
For the year ended March 31, 2024, the Company recorded $10.4m as compensation expense for stock options, RSUs and PSUs (April 2, 2023 - $15.0m, April 3, 2022 - $14.0m). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Year ended
	March 31, 2024	April 2, 2023
Weighted average stock price valuation	$19.77	$24.63
Weighted average exercise price	$19.77	$24.63
Risk-free interest rate	4.09%	2.52%
Expected life in years	5.4	5.0
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$6.82	$7.86
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at March 31, 2024, the weighted average fair value of RSUs was $21.37 (April 2, 2023 - $24.63). As at March 31, 2024, the weighted average fair value of PSUs was $22.21.
Note 20.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the year ended March 31, 2024, the Company had transactions with related parties of $1.1m (April 2, 2023 - $1.3m, April 3, 2022 - $1.7m) from companies related to certain shareholders. Net balances owing to related parties as at March 31, 2024 were $0.2m (April 2, 2023 - $0.4m).
A lease liability due to the previous controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.5m as at March 31, 2024 (April 2, 2023 - $3.1m). During the year ended March 31, 2024, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $1.6m (April 2, 2023 - $1.4m, April 3, 2022 - $1.4m). No amounts were owing to Baffin entities as at March 31, 2024 and April 2, 2023.
The joint venture between the Company and the Sazaby League (“Japan Joint Venture”), has lease liabilities due to the non-controlling shareholder, Sazaby League for leased premises. Lease liabilities were $1.9m as at March 31, 2024 (April 2, 2023 - $2.7m). During the year ended March 31, 2024, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $5.2m (April 2, 2023 - $5.9m, April 3, 2022 - $nil). Balances owing to Sazaby League as at March 31, 2024 were $0.3m (April 2, 2023 - $0.2m).
During the year ended March 31, 2024, the Japan Joint Venture sold inventory of $1.5m to companies wholly owned by Sazaby League (April 2, 2023 - $1.7m, April 3, 2022 - $nil). As at

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
March 31, 2024, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (April 2, 2023 - $0.1m).
Pursuant to the agreement entered between the Company and Sazaby League to form the Japan Joint Venture (“Joint Venture Agreement”), during the year ended April 2, 2023 the Company sold inventory of $11.9m to Sazaby League for repurchase by the Japan Joint Venture, and subsequently the Japan Joint Venture repurchased $11.9m of inventory from Sazaby League. These transactions were measured based on pricing established through the Joint Venture Agreement at market terms and were not recognized as sales transactions. There were no similar inventory transactions for the year ended March 31, 2024. The repurchase of inventory pursuant to this Joint Venture Agreement was completed during the fourth quarter ended April 2, 2023.
In connection with the business combination during the year ended March 31, 2024, the Company recognized $1.5m of remuneration costs related to the Earn-Out based on the estimated value of $7.4m for the payout. These costs have been included in other long-term liabilities on the statement of financial position, and reflects the amount owing to the PCML Vendors as at March 31, 2024.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at March 31, 2024. During the year ended March 31, 2024, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling less than $0.1m. No amounts were owing to one of the PCML Vendors as at March 31, 2024.
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors.
Key management compensation
Key management consists of the Board of Directors, the Chairman and Chief Executive Officer and the executives who report directly to the Chairman and Chief Executive Officer.

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Short term employee benefits	10.8	10.1	12.5
Long term employee benefits	0.2	0.1	0.1
Termination benefits	1.0	—	—
Share-based compensation	7.3	11.2	11.5
Compensation expense	19.3	21.4	24.1
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
March 31, 2024
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

Mainland China Facilities	Level 3	The fair value is based on the present value of contractual cash flows, discounted at the Company’s current incremental borrowing rate for similar types of borrowing arrangements or, where applicable, market rates.
Put option liability	Level 3	The fair value is based on the present value of the amount expected to be paid to the non-controlling shareholder if the put option is exercised.
Contingent consideration	Level 3	The fair value of the applicable contingent consideration is determined based on the estimated financial outcome and the resulting expected contingent consideration to be paid, discounted using an appropriate rate.
Earn-Out (note 5)	Level 3	The fair value is based on a pre-determined percentage of net equity value of Paola Confectii SRL, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature, where fair value approximates carrying values:

	March 31, 2024					April 2, 2023
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	15.1	—	15.1	15.1	—	12.4	—	12.4	12.4
Derivatives included in other long-term assets	—	6.9	—	6.9	6.9	—	12.4	—	12.4	12.4
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	1.9	—	1.9	1.9	—	3.3	—	3.3	3.3
Mainland China Facilities	—	—	—	—	—	—	—	9.8	9.8	9.8
Japan Facility	—	5.4	—	5.4	5.4	—	13.7	—	13.7	13.7
Term Loan	—	392.5	—	392.5	389.2	—	395.7	—	395.7	433.1
Derivatives included in other long-term liabilities	—	5.3	—	5.3	5.3	—	6.0	—	6.0	6.0
Put option liability included in other long-term liabilities	—	—	29.4	29.4	29.4	—	—	32.1	32.1	32.1
Contingent consideration included in other long-term liabilities	—	—	17.7	17.7	17.7	—	—	16.8	16.8	16.8
Earn-Out included in other long-term liabilities (note 5)	—	—	1.5	1.5	1.5	—	—	—	—	—
In connection with the Japan Joint Venture, for the year ended March 31, 2024, the Company recorded an increase of JPY327.0m ($0.9m, excluding translation losses of $1.9m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY129.3m (a decrease of $2.7m, excluding translation losses of $4.3m) on the remeasurement of the put option liability during the year ended March 31, 2024. The change in fair values of the contingent consideration and put option liability were driven by updated cash flow forecasts, progression through the 4-year and 10-year terms, respectively, and lower cost of equity in the market.
For the year ended April 2, 2023, the Company recorded a decrease of JPY301.2m ($3.2m, excluding translation losses of $0.3m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY1,079.9m ($10.9m, excluding translation gains of less than $0.1m) on the remeasurement of the put option liability during the year ended April 2, 2023.

Notes to the Consolidated Financial Statements
March 31, 2024
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
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
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
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at March 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	177.7	—	—	—	—	—	177.7
Japan Facility	5.4	—	—	—	—	—	5.4
Term Loan	4.0	4.1	4.1	380.9	—	—	393.1
Interest commitments relating to borrowings[1]	35.2	35.2	35.2	17.5	—	—	123.1
Lease obligations	92.0	75.8	66.3	42.1	32.5	81.6	390.3
Pension obligation	—	—	—	—	—	1.8	1.8
Total contractual obligations	314.3	115.1	105.6	440.5	32.5	83.4	1,091.4
1    Interest commitments are calculated based on the loan balance and the interest rate payable on the Japan Facility and the Term Loan of 0.45% and 8.94% respectively, as at March 31, 2024.
As at March 31, 2024, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the Earn-Out to the PCML Vendors, the put option liability and the contingent consideration on the Japan Joint Venture.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Within the facility, letters of guarantee are available for terms of up to 12 months from the date of issuance and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At March 31, 2024, the Company had $7.4m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at March 31, 2024 the amount outstanding was $9.1m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at March 31, 2024, trade accounts receivable totaling approximately $14.8m (April 2, 2023 - $10.3m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its trade accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k. As at March 31, 2024, trade accounts receivable totalling approximately $0.3m (JPY32.5m) were insured subject to the policy cap (April 2, 2023 - $0.7m (JPY72.8m)).
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at March 31, 2024, customer deposits of $22.9m (April 2, 2023 - $0.2m) were included in accounts payable and accrued liabilities.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The aging of trade receivables was as follows:

			Past due
	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	57.1	33.5	10.0	5.1	8.5
Credit card receivables	3.7	3.7	—	—	—
Other receivables	12.3	11.8	0.3	—	0.2
March 31, 2024	73.1	49.0	10.3	5.1	8.7

Trade accounts receivable	30.4	22.2	4.4	1.1	2.7
Credit card receivables	2.5	2.5	—	—	—
Other receivables	19.5	18.9	0.5	—	0.1
April 2, 2023	52.4	43.6	4.9	1.1	2.8
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable sterling overnight index average reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its Revolving Facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the year ended March 31, 2024, the Company received total cash proceeds from the sale of trade accounts receivable with carrying values of $46.3m which were derecognized from the Company's statement of financial position (April 2, 2023 - $45.7m). Fees of $0.4m were incurred during the year ended March 31, 2024 (April 2, 2023 - $0.3m) and included in net interest, finance and other costs in the statements of income. As at March 31, 2024, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service was $0.6m (April 2, 2023 - $1.1m). Subsequent to the year ended March 31, 2024, the Company has terminated its factoring program.
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars and Japanese yen. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
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
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

Year ended
	March 31, 2024		April 2, 2023		April 3, 2022
	Net gain	Tax recovery	Net loss	Tax recovery	Net loss	Tax expense
	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	1.3	0.1	(3.7)	0.9	(4.5)	(0.1)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
Loss (gain) from other comprehensive income	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	1.8	5.5	3.9
SG&A expenses	(0.4)	0.1	(0.4)
Inventory	0.5	0.8	(0.9)
During the year ended March 31, 2024, an unrealized gain of $1.7m (April 2, 2023 - unrealized gain of $4.5m, April 3, 2022 - unrealized gain of $4.7m) on forward exchange contracts that were not treated as hedges was recognized in SG&A expenses in the statements of income.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Foreign currency forward exchange contracts outstanding as at March 31, 2024 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	62.1	U.S. dollars
		€89.3	euros
		¥2,085.8	Japanese yen
Forward contract to sell Canadian dollars	USD	22.4	U.S. dollars
		€40.1	euros

Forward contract to purchase euros	CNY	525.4	Chinese yuan
		£25.5	British pounds sterling
	HKD	32.9	Hong Kong dollars
	CHF	0.1	Swiss francs

Forward contract to sell euros	CHF	3.3	Swiss francs
		£1.5	British pounds sterling
	CNY	9.2	Chinese yuan
	HKD	7.0	Hong Kong dollars
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan denominated in U.S. dollars (see “Note 17. Borrowings”). The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving USD270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings.
The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

Year ended
	March 31, 2024		April 2, 2023		April 3, 2022
	Net loss	Tax recovery	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$	$	$
Swaps designated as cash flow hedges	(1.8)	0.3	4.1	(0.8)	13.2	(4.5)

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to net interest, finance and other costs:

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
(Gain) loss from other comprehensive income	$	$	$
Swaps designated as cash flow hedges	(2.0)	0.5	0.9
During the year ended March 31, 2024, an unrealized loss of $1.3m (April 2, 2023 - unrealized gain of $17.5m, April 3, 2022 - unrealized loss of $4.6m) in the fair value of the long-dated forward exchange contract related to a portion of the Term Loan balance has been recognized in net interest, finance and other costs in the consolidated statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Japan Facility, and the Term Loan, which currently bear interest rates at 0.45%, and 8.94%, respectively.
Interest rate risk on the Term Loan is partially mitigated by interest rate swap hedges. The Company entered into five-year interest rate swaps agreements terminating December 31, 2025 to pay fixing interest rate and receiving floating interest rates on notional debt of USD270.0m. Effective June 30, 2023, the floating interest benchmark reference rate contained within the swap agreements were amended from LIBOR to SOFR and the average fixed rates were reduced from 1.97% to 1.76%. These swap agreements fix the interest rate on the USD300.0m Term Loan. Following the amendment, the interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the year ended March 31, 2024 would have increased interest expense on the Japan Facility and the Term Loan before hedging by $0.1m and $3.9m, respectively (April 2, 2023 - $0.3m, and $3.9m, respectively).
Until the third quarter ended December 31, 2023, the Company calculated interest rate sensitivity on debt facilities using the average balance of the facility and average interest rate in the reporting period. Following the third quarter, and applicable for the fourth quarter and fiscal year ended March 31, 2024, the Company calculated interest rate sensitivity on debt facilities using the closing balance of the facility and the closing interest rate. The Company believes this change provides more relevant information on interest rate sensitivity. The Company has recognized this change as a change in estimates and had adjusted the disclosure prospectively.

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)
Note 23.     Selected cash flow information
Changes in non-cash operating items

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Trade receivables	(12.4)	(4.6)	(8.7)
Inventories	27.2	(49.9)	(60.7)
Other current assets	2.8	(9.4)	(3.4)
Accounts payable and accrued liabilities	(9.5)	(16.8)	(8.5)
Provisions	5.2	9.0	3.7
Other	(2.8)	(3.7)	(5.2)
Change in non-cash operating items	10.5	(75.4)	(82.8)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
April 2, 2023	9.8	13.7	(0.5)	395.7	334.8	118.7
Cash flows:
Mainland China Facilities borrowings	(9.8)	—	—	—	—	—
Japan Facility borrowings	—	(8.3)	—	—	—	—
Term Loan repayments	—	—	—	(4.0)	—	—
Transactions costs on financing activities	—	—	(0.1)	(0.1)	—	—
Normal course issuer bid purchase of subordinate voting shares	—	—	—	—	—	(140.2)
Principal payments on lease liabilities	—	—	—	—	(69.2)	—
Issuance of shares	—	—	—	—	—	0.1
Additions from business combination	—	—	—	—	1.2	—
Non-cash items:
Accrued transaction costs	—	—	(0.7)	—	—	—
Amortization of deferred transaction costs	—	—	0.3	0.2	—	—
Unrealized foreign exchange loss (gain)	—	—	—	0.7	(2.2)	—
Additions and amendments to lease liabilities (note 13)	—	—	—	—	65.9	—
Share purchase charge to retained earnings (note 18)	—	—	—	—	—	122.4
Contributed surplus on share issuances (note 18)	—	—	—	—	—	3.9
March 31, 2024	—	5.4	(1.0)	392.5	330.5	104.9

Notes to the Consolidated Financial Statements
March 31, 2024
(in millions of Canadian dollars, except share and per share data)

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Net derivative asset on terminated contracts	Share capital
	$	$	$	$	$	$	$
April 3, 2022	—	—	(0.9)	370.0	250.7	(7.3)	118.5
Cash flows:
Cash inflow from business combination	—	19.4	—	—	3.2	—	—
Mainland China Facilities borrowings	9.8	—	—	—	—	—	—
Japan Facility repayments	—	(5.7)	—	—	—	—	—
Term Loan repayments	—	—	—	(4.0)	—	—	—
Normal course issuer bid purchase of subordinate voting shares	—	—	—	—	—	—	(26.7)
Principal payments on lease liabilities	—	—	—	—	(62.2)	—	—
Settlement of term loan derivative contracts	—	—	—	—	—	8.6	—
Non-cash items:
Amortization of deferred transaction costs	—	—	0.4	0.2	—	—	—
Fair market valuation	—	—	—	—	—	(0.6)	—
Unrealized foreign exchange loss (gain)	—	—	—	29.5	11.5	(0.7)	—
Additions and amendments to lease liabilities (note 13)	—	—	—	—	132.3	—	—
Derecognition on termination of lease liabilities (note 13)	—	—	—	—	(0.7)	—	—
Share purchase charge to retained earnings (note 18)	—	—	—	—	—	—	24.3
Normal course issuer bid purchase of subordinate voting shares held for cancellation (note 18)	—	—	—	—	—	—	(0.1)
Contributed surplus on share issuances (note 18)	—	—	—	—	—	—	2.7
April 2, 2023	9.8	13.7	(0.5)	395.7	334.8	—	118.7
Note 24.     Subsequent Events
Subsequent to the year ended March 31, 2024, the Company and Sazaby League amended the Joint Venture Agreement to extend the period by which the deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026 to April 2, 2028.
Subsequent to the year ended March 31, 2024, the Company has terminated its trade receivables factoring program.

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

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in millions of Canadian dollars)

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Equity in comprehensive income of subsidiary	63.6	97.5	88.6
Fee income from subsidiary	6.9	10.2	10.8
	70.5	107.7	99.4
Selling, general and administration expenses	16.7	16.8	16.9
Net interest, finance and other costs	—	0.5	1.9
Income before income taxes	53.8	90.4	80.6
Income tax recovery	(2.5)	(1.6)	(2.0)
Net income	56.3	92.0	82.6

Attributable to:
Shareholders of the Company	57.8	95.7	82.6
Non-controlling interest	(1.5)	(3.7)	—
Net income	56.3	92.0	82.6
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in millions of Canadian dollars)

	March 31, 2024	April 2, 2023
		Reclassified
Assets	$	$
Current assets
Cash	—	6.9
Total current assets	—	6.9
Note receivable from subsidiary	92.6	76.4
Investment in subsidiary	408.9	479.8
Deferred income taxes	13.4	10.9
Total assets	514.9	574.0
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1.6	20.1
Due to subsidiary	60.4	44.3
Total current liabilities	62.0	64.4
Other non-current liabilities	29.4	32.1
Total liabilities	91.4	96.5
Equity
Equity attributable to shareholders of the Company	417.0	469.5
Non-controlling interests	6.5	8.0
Total equity	423.5	477.5
Total liabilities and equity	514.9	574.0
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in millions of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings	Total attributable to shareholders	Non-controlling interest	Total
	$	$	$	$	$	$
Balance at March 28, 2021	120.5	25.2	431.9	577.6	—	577.6
Normal course issuer bid purchase of subordinate voting shares	(11.9)	—	(241.3)	(253.2)	—	(253.2)
Issuance of shares	9.9	(2.8)	—	7.1	—	7.1
Net income	—	—	82.6	82.6	—	82.6
Share-based payment	—	14.0	—	14.0	—	14.0
Deferred tax on share-based payment	—	(0.2)	—	(0.2)	—	(0.2)
Balance at April 3, 2022	118.5	36.2	273.2	427.9	—	427.9
Non-controlling interest on business combination	—	—	—	—	11.7	11.7
Put option for non-controlling interest	—	—	(21.2)	(21.2)	—	(21.2)
Normal course issuer bid purchase of subordinate voting shares	(2.4)	—	(24.3)	(26.7)	—	(26.7)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	(0.1)	—	(1.1)	(1.2)	—	(1.2)
Liability to broker under automatic share purchase plan	—	(20.0)	—	(20.0)	—	(20.0)
Issuance of shares	2.7	(2.7)	—	—	—	—
Net income	—	—	95.7	95.7	(3.7)	92.0
Share-based payment	—	15.0	—	15.0	—	15.0
Balance at April 2, 2023	118.7	28.5	322.3	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	(17.8)	—	(122.4)	(140.2)	—	(140.2)
Liability to broker under automatic share purchase plan	—	20.0	—	20.0	—	20.0
Issuance of shares	4.0	(3.9)	—	0.1	—	0.1
Net income	—	—	57.8	57.8	(1.5)	56.3
Share-based payment	—	9.8	—	9.8	—	9.8
Balance at March 31, 2024	104.9	54.4	257.7	417.0	6.5	423.5
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in millions of Canadian dollars)

	Year ended
	March 31, 2024	April 2, 2023	April 3, 2022
	$	$	$
Operating activities
Net income	56.3	92.0	82.6
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(63.6)	(97.5)	(88.6)
Net interest expense	—	0.5	1.9
Income tax recovery	(2.5)	(1.6)	(2.0)
Share-based compensation	9.8	15.0	14.0
	—	8.4	7.9
Changes in assets and liabilities	1.7	(493.5)	(20.2)
Intercompany accounts payable	—	240.0	242.5
Net cash from (used in) operating activities	1.7	(245.1)	230.2
Investing activities
Dividend received	131.5	198.4	—
Investment in shares of subsidiary	—	80.0	—
Net cash from investing activities	131.5	278.4	—
Financing activities
Subordinate voting shares purchased and cancelled under NCIB	(140.2)	(26.7)	(241.3)
Exercise of stock options	0.1	—	7.1
Net cash used in financing activities	(140.1)	(26.7)	(234.2)
(Decrease) increase in cash	(6.9)	6.6	(4.0)
Cash, beginning of year	6.9	0.3	4.3
Cash, end of year	—	6.9	0.3
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
2.TRANSACTIONS WITH SUBSIDIARIES
The Parent Company received cash dividends from its consolidated subsidiaries totaling $131.5m during the year ended March 31, 2024, $198.4m dividends were received for the year ended April 2, 2023, and no dividends were received for the year ended April 3, 2022.
3.COMMITMENTS AND CONTINGENCIES
The Parent Company has no material commitments or contingencies during the reported periods.
4.SHAREHOLDERS’ EQUITY
See the Annual Consolidated Financial Statements note 18 Shareholders’ equity during the year ended March 31, 2024.