Form 20-F
period 2025-03-30
Canada Goose Holdings Inc.
filed 2025-05-21
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2025

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 30, 2025, 45,830,391 subordinate voting shares and 51,004,076 multiple voting shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. ☐Yes ☒ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
This Annual Report on Form 20-F contains our audited consolidated financial statements and related notes for the years ended March 30, 2025, March 31, 2024 and April 2, 2023 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
Our fiscal year is a 52 or 53-week reporting cycle, with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2025 is a 52-week fiscal year.
Unless otherwise indicated in this Annual Report, all references to: "fiscal 2023" are to the 52-week period ended April 2, 2023; "fiscal 2024" are to the 52-week period ended March 31, 2024; and "fiscal 2025" are to the 52-week period ended March 30, 2025.
Trademarks and Service Marks
This Annual Report contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights. Our major trademarks include the CANADA GOOSE word mark, the SNOW GOOSE trademark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean) as well as the BAFFIN word mark and BAFFIN Half Maple Leaf design trademark.
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
•our ability to adapt to changing macroeconomic and international trade conditions, including interest rates, currencies, or the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; and
•the absence of material adverse changes in our industry or the global economy.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:
•we may not open retail stores or expand e-Commerce access on our planned timelines;
•we may be adversely impacted by trade barriers, including recently enacted and prospective additional tariffs and regulations in the United States, China and the European Union, which could increase the prices of the raw materials for our products, and export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

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
•an economic downturn and general economic conditions (for example, more elevated inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally at consistent pricing;
•our ability to manage inventory and forecast our inventory need, which we continuously monitor, and to manage our production distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cybersecurity events;
•disruptions to manufacturing and distribution activities due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events, as well as the international trade environment;
•flagging consumer sentiment and ongoing demand for luxury goods in our key markets;
•fluctuations in raw material costs, interest rates and currency exchange rates;
•our ability to comply with and manage risks associated with complex and changing laws, regulations and global standards; and
•we may be unable to maintain effective internal controls over financial reporting.

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report on Form 20-F, particularly in Section 3.D of this Annual Report on Form 20-F titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Risks Related to our Business
Economic downturns in our key markets, including as a result of recent geopolitical events and general economic conditions such as inflation, will likely affect or has substantially affected and will likely continue to affect, consumer purchases of discretionary items, which could materially harm our sales, profitability, and financial condition.
Our sales are significantly affected by changes in discretionary spending by consumers. Many factors outside of our control influence and affect the level of consumer spending for discretionary items. These factors include actual and perceived economic conditions, the trade environment, stagflation, interest and tax rates, inflation, energy prices, the availability of consumer credit, disposable consumer income, consumer indebtedness level, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our outerwear, tend to decline during recessionary periods when consumer sentiment and disposable income is lower. During our history, we have experienced recessionary periods, but we cannot predict the effect of future recessionary periods on our sales and profitability. A downturn in the economy in markets in which we sell our products or unfavourable changes related to interest rates, rates of economic growth, fiscal, trade and monetary policies of governments, inflation, deflation, tax rates and policy, unemployment trends, energy prices, and other matters that influence the availability and cost of merchandise, consumer confidence or spending may materially harm our sales, profitability and financial condition.
Recent geopolitical events and general economic conditions, such as more elevated inflation and interest rates, has led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. If global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. Unstable political conditions, civil unrest, armed conflicts or events of extreme violence, including the ongoing conflicts in the Middle East and Ukraine, and any escalation thereof, and related economic and other retaliatory measures taken by Canada, the United States, the European Union and others, may disrupt commerce globally and could negatively affect our business and results of operations. The risk of recession in one or several of the countries where we operate remains high, notably in light of more elevated inflation and interest rates and the current trade environment, and could further have an adverse impact on our business and results of operations.
Our growth strategy continues to involve expansion of our Direct-to-Consumer (“DTC”) channel, including retail stores and e-Commerce, which may present risks and challenges.
Our business has continued to evolve from one in which we only distributed products on a wholesale basis for resale by others to a multi-channel distribution model. As of March 30, 2025, our DTC channel includes 57 national e-Commerce markets and 74 permanent retail stores across North America, Europe, and Asia Pacific. Our global DTC expansion has been the largest driver of operational and financial growth historically. We expect this to continue in the future.
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
In addition to our global DTC expansion plans, we are growing our business by expanding our product offerings outside of down-filled jackets, including windwear, rainwear, apparel, fleece, accessories and footwear. The principal risks to our ability to successfully carry out our plans to expand our product offering include:
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

•our operating results would also suffer if our investments and innovations do not anticipate the needs of our customers, are not appropriately timed with market opportunities or are not effectively brought to market; and
•incorporation of novel materials or features into our products may not be accepted by our customers or may be considered inferior to similar products offered by our competitors.
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
As of March 30, 2025, we had $134.0m of unused borrowing capacity under our Revolving Facility (as defined below) with no principal amount outstanding, $412.4m of term loans under our Term Loan (as defined below), no principal amount outstanding on the Mainland China Facilities (as defined below), and no principal amount outstanding on our Japan Facility (as defined below), for total indebtedness of $412.4m. As at March 30, 2025, cash on hand was $334.4m (March 31, 2024 - $144.9m). We also generally experience significant fluctuations in our aggregate indebtedness and working capital over our operating cycle due to the seasonality in our business. Our debt could have important consequences, including:
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
The markets in which we operate are both highly fragmented and highly competitive.
The market for outerwear is highly fragmented. We compete against a wide range of brands and retailers. Many of our competitors have significant competitive advantages, including larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, larger product offering, greater financial resources, more established research and development processes, a longer history of store development, greater marketing resources, more diversified supply chains, better adaptability to changing trade environments, more established distribution processes, and other resources which we do not have.
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
Our business could be harmed if we fail to manage our operations and future growth effectively, or if we fail to fully realize intended benefits from our Transformation Program.
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
Over the course of 2024, we implemented our multi-phase operational transformation program (the “Transformation Program”) with the aim to strengthen the foundation of our company to drive efficient and scalable operations and deliver strong revenue growth, which we believe will contribute to margin expansion over the long-term. This multiphase program included the following workstreams: the organizational and operating model, stores, production and procurement, product, planning and supply chain, marketing and experience, and technology. The initiatives and changes comprising our Transformation Program are still being pursued and there is no certainty that their intended benefits will be realized fully or at all. If we are unable to successfully realize the intended benefits of our Transformation Program as we follow through on its execution, our business, financial condition and performance could be materially adversely affected.
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
Consumer purchases of outerwear are naturally heavily concentrated in the Fall / Winter season. As a result, the majority of our DTC revenue is recognized in the third and fourth fiscal quarters. Our wholesale revenue is weighted in the second and third fiscal quarters, when most orders are shipped to wholesale partners in time for the Fall/Winter season. Our net income is typically negative in the first quarter and reduced or negative in the fourth quarter.
Guided by expected demand in both channels, we manufacture on a linear basis throughout the fiscal year, while adding capacity where relevant to our manufacturing network, resulting in the buildup and staging of inventory for future periods. Similarly, we have made and may continue to make investments in brand, marketing and store and selling infrastructures, among others, ahead of peak selling seasons. These dynamics cause significant fluctuations in our working capital, cash conversion, and leverage throughout the fiscal year. At certain points in time, our inventory has increased at a significantly higher rate than our historical revenue growth in the same period.
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
Changes or developments in U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial condition.
The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain industries. The new tariffs announced by the U.S. administration include tariffs on imports from Canada (with possible exclusions for goods of Canada pursuant to the Agreement between the United States of America, United Mexican States, and Canada), Mexico and China, as well as on imports of certain specific goods and materials. The administration also announced the imposition of a reciprocal tariff policy on most imports subject to certain specified exclusions, that applies a baseline rate of duty. It is unknown whether and to what extent these new tariffs will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions would have on us or our industry.
If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to, among other things, ongoing U.S. and foreign trade tensions or in response to the imposition of retaliatory tariffs from other countries, such changes could have an adverse effect on our business, results of operations and financial condition.
More broadly, a risk also exists that the ongoing U.S.-China trade tension impacts our imports of Chinese goods into Canada. Presently, in accordance with the Canadian China Surtax Order (2024) (the “Order”), certain goods (i.e., steel, aluminum and electric vehicles) made in China are subject to a surtax (the “Surtax”) upon importation into Canada. However, given the current trade climate, it is possible that Canada faces increased pressure from the U.S. government to broaden the list of Chinese goods subject to the Surtax, which could include goods that we import into Canada, and therefore have an adverse impact, namely on our Canadian operations.
In addition, changes or developments in U.S. laws and policies, as well as foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can have a material adverse impact on our business and financial condition.
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
Our growth strategy has led to our expansion into markets outside of North America, including in developing markets. There are varying regulatory environments and market practices in these regions, and such regulations may be unfamiliar to us and we may experience unexpected barriers. It may take us time to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and differences in foreign customers’ tastes and preferences. In developing markets, potential challenges include relatively higher risk of political instability, economic volatility, crime, corruption and social unrest. Such challenges may be exacerbated in many cases by uncertainties regarding how local law is applied and enforced, and with respect to judiciary and administrative mechanism.
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
In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations and availability, shipping, ability to import raw materials, increases in labour, fuel and raw material costs, production, weather trends, insurance and reputation, as well as natural disasters, public health emergencies, including epidemics, pandemics and other health concerns, and responsive actions thereto such as border closures, restrictions on product shipments and travel restrictions, or other catastrophic occurrences. A significant slowdown in the retail industry as a whole may also result in bankruptcies or permanent closures of some of our suppliers and other vendors. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards. Finally, raw materials and shipping costs have and may continue to increase as a result of inflation, tariffs and other international trade policies, recent geopolitical uncertainty and supply chain issues. Any such increases could adversely impact our financial performance if we are unable to offset such increases with price increases on our products.
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
We generally do not enter into long-term formal written agreements with our suppliers, and typically transact business with our suppliers on an order-by-order basis. There can be no assurance that there will not be a disruption in the supply of raw materials and certain finished goods from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials or finished goods of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with a potential supplier’s quality control, responsiveness and service, financial stability and labour and other ethical practices. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower revenue and operating income both in the short and long-term.
Disruptions in our supply chain capabilities, including due to tariffs, trade restrictions, political instability, severe weather and natural disasters, epidemics, pandemics and other health concerns, war, labour shortages, reduced freight availability and increased costs, port disruptions, rising inflationary pressures and other factors, could impair our ability to distribute or manufacture products. These factors are beyond our control and to the extent we are unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on our operating and financial results.

Our business and results of operations could be harmed if we are unable to accurately forecast demand for our products.
To ensure adequate inventory supply, we forecast inventory needs, which are subject to seasonal and quarterly variations in consumer demand. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product. Our ability to forecast accurately has become increasingly important as we have expanded our DTC channel globally and could be affected by many factors outside of our control, including an increase or decrease in consumer demand for our products or for products of our competitors, and in the event we fail to accurately forecast consumer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and, therefore, consumer spending in the sector (for example, because of unexpected effects on inventory supply and consumer demand), and weakening of economic conditions or consumer confidence in future economic conditions. In our wholesale channel, the majority of orders delivered in a given fiscal year are received in the prior fiscal year, enabling us to manufacture inventory relative to a defined order book. In the DTC channel, we manufacture according to our forecasts of consumer demand. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins and our brand management efforts. The potential for overestimation is expected to increase as a larger portion of our sales comes through our DTC channel, and as we expand our product offerings. If we underestimate the demand for our products, we may not be able to produce products to meet demand, and this could result in delays in the shipment of our products and a potential failure to capitalize on demand, as well as damage to our reputation and wholesale partner relationships. In addition, failures to accurately predict the level of demand for our products could harm our profitability and financial condition.
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
As of March 30, 2025, approximately 40% of our employees are members of labour unions, comprised of active employees at 6 of our 10 operated manufacturing and warehouse facilities (comprised of 8 manufacturing facilities, 1 warehouse facility and 1 Baffin manufacturing facility). The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
The majority of our workforce is composed of manufacturing employees based in the provinces of Ontario, Manitoba and Québec, a sizeable portion of whom are paid minimum wage rates based on the applicable provincial minimum wage, as well as a number of other benefits including variable pay components. Many jurisdictions, including certain Canadian provinces, either have increased or plan to increase their minimum wage and other benefits requirements, which may materially increase our manufacturing costs. Minimum wage increases may not only increase the wages of our minimum wage employees, but also the wages paid to our other hourly or salaried employees who, in recognition of their tenure, performance, responsibilities and other similar considerations, historically received a rate of pay exceeding the applicable minimum wage. Further, if we fail to pay such higher wages, we could suffer increased employee turnover. It is difficult to predict when such increases may take place and any such increase could have a material adverse effect on our business, financial condition, results of operations and prospects.
Further, the risks to our business due to a pandemic or other public health emergency include risks to employee health and safety, prolonged restrictive measures put in place in order to control the crisis and limitations on travel, which may result in temporary shortages of staff or unavailability of certain employees or consultants with key expertise or knowledge of our business and, impact on workforce productivity.
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
Our information technology systems and vendors also may be vulnerable to damage or interruption from circumstances beyond our or their control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. For example, we have implemented a hybrid work-from-home policy for our corporate workforce in North America and Europe. This increase in working remotely could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations. We maintain disaster recovery procedures intended to mitigate the risks associated with such events, but there is no guarantee that these procedures will be adequate in any particular circumstance. As a result, such an event could materially disrupt, and have a material adverse effect on, our business.
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
If we fail to maintain relationships with our existing wholesale partners, they could decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories, or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our wholesale partners, and confirmed orders received from our wholesale partners may be difficult to enforce. Factors that could affect our ability to maintain our sales to these wholesale partners include: (a) failure to accurately identify the needs of our customers; (b) lack of customer acceptance of new products, product expansions or changes in products (including the cessation of the use of fur in our products); (c) unwillingness of our wholesale partners and customers to attribute premium value to our new or existing products or product expansions relative to competing products; (d) failure to obtain shelf space from our wholesale partners; and (e) new, well-received product introductions by competitors. If we lose any of our existing wholesale partners, if they reduce their purchases of our existing or new products, if their number of stores or operations are reduced, if they promote products of our competitors over our products, or if they suffer financial difficulty or insolvency, our sales and profitability could be harmed. Financial difficulties experienced by our existing wholesale partners could further harm our business.
We cannot ensure that our wholesale partners will continue to purchase and carry our products in accordance with current practices or carry any new products that we develop. The recent decline in the overall retail sector, has been challenging for our wholesale partners. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our wholesale partners and may cause such partners to reduce or discontinue orders of our products or be unable to pay us for products they have purchased from us. This has caused us to negotiate shortened payment terms and reduce credit limits in certain cases. If the overall retail environment continues to decline or if one or more of our existing wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
Our marketing programs, our e-Commerce initiatives and our collection, use and disclosure of transactional and personal information about our customers are governed by an evolving set of laws and enforcement trends and changes in those laws or trends. Our failure or inadvertent failure to comply with existing or future laws, could substantially harm our business and results of operations.
We collect, process, disclose, maintain and otherwise use data, including personal information about individuals, including data available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain, disclose and otherwise use this information, and our ability to do so is subject to evolving and increasingly demanding international, U.S., Canadian, Chinese, and European legislation, jurisprudence, and regulatory guidelines such as the European Union’s General Data Privacy Regulation, Canada’s Personal Information Protection and Electronic Documents Act and China’s Personal Information Protection Law. In Canada and the United States, multiple provinces and states have implemented personal information protection legislation. These information and privacy laws require companies to satisfy new data governance requirements including implementing appropriate security measures to protect the confidentiality, integrity, and availability of the personal information and allowing data subjects, depending on the jurisdiction, the right to access, correct or delete such data about themselves. Failure to comply with the data protection regulatory landscape could result in significant penalties. Companies are also facing an increasing number of class actions from consumer groups that claim loss or misuse of their personal information.
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

Data security breaches and other cybersecurity events could result in disruption to our operations or financial losses and could negatively affect our reputation, credibility and business.
We and our service providers are subject to risks associated with data security breaches and other cybersecurity events. We collect, process, maintain and use personal information relating to our customers and employees. We also disclose personal information about consumers and employees to third party service providers, who help us with our business operations, including the operation of our e-Commerce websites and the provision of various social media tools and websites we use as part of our marketing strategy. Any attempted or actual unauthorized disclosure of personal information could harm our reputation and credibility, reduce our e-Commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and could result in litigation, including class action lawsuits, against us or the imposition of significant fines or penalties.
Our online activities, including our e-Commerce websites, may also be subject to denial of service or other forms of cyber-attacks. While we have taken measures we believe are reasonable to protect against those types of attacks, those measures may not adequately protect our online activities from such attacks. If a denial of service attack or other cyber event were to affect our e-Commerce websites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation, results of operations and financial condition may be adversely affected. Additionally, new and evolving data protection legislation could impose more onerous requirements that could increase the risks associated with data security breaches. For example, the SEC recently adopted rules requiring the disclosure of cybersecurity incidents that we determine to be "material" to be made promptly following such determination, which can be complex, requiring a number of assumptions based on several factors. It is possible that the SEC may not agree with our determinations, which could result in fines, civil litigation or damage to our reputation.
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
There can be no assurance that we will be able to detect, prevent, or fix all defects that may affect our products. Failure to detect, prevent, or fix defects, or the occurrence of real or perceived quality, health or safety problems or material defects in our current and future products, could result in a variety of consequences, including a greater number of product returns than expected from customers and our wholesale partners, litigation, product recalls, and credit, warranty or other claims, among others, which could harm our brand, sales, profitability and financial condition. We stand behind every Canada Goose product with a warranty against defects with reasonable use, for the expected lifetime of the product. Because of this comprehensive warranty, quality problems could lead to increased warranty costs, and divert the attention of our manufacturing facilities. Such problems could hurt our premium brand image, which is critical to maintaining and expanding our business. Any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could harm our brand and decrease demand for our products.
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
As a prominent Canadian brand, geopolitical events that involve Canada may have an impact on our business and share price. We are dependent on international trade agreements and regulations. The countries in which we produce and sell our products could impose or increase tariffs, duties or other similar charges that could negatively affect our results of operations, financial position or cash flows. The imposition of tariffs and other trade barriers by governments can significantly affect our supply chain, production costs, and market competitiveness. Tariffs increase the cost of imported goods, which can lead to higher production costs and reduced profit margins. The uncertainty surrounding trade policies may also disrupt our supply chain, causing delays and inefficiencies in production and distribution. In addition, our brand and Canadian heritage may be detrimental to the company in the context of geopolitical or trade disputes aimed at Canada or actors or situations with significant actual or perceived connection to Canada. Consumer sentiment in countries outside of Canada may be affected by unforeseen factors leading to harm to our brand or may impact our business. We sell a significant portion of our products to customers outside of Canada and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business. The United States and the countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. For example, proposals to implement new tariffs or other trade restrictions by the United States could impact the products we import into the United States and also result in retaliatory measures in international markets where we sell our products. Additionally, adverse changes in, or withdrawal form, trade agreements or political relationships between Canada and the United States or other countries where we sell or source our products could negatively impact our results of operations or cash flows. Although we cannot predict whether and in what form any measures will be adopted or implemented, any potential or ongoing governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products, costs, customers, suppliers and/or the Canadian, U.S. or world economy or certain sectors thereof and, thus, may adversely impact our business.
We could be adversely affected by violations of the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.
We conduct our business in Canada and increasingly outside of Canada, including the sourcing of an increasingly significant portion of our products from outside of Canada. The Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. While we take steps to ensure that our distributors, consultants and personnel comply with applicable law, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.
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
Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, false or misleading advertising claims, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, public health emergencies (including epidemics and pandemics, cybersecurity events, human errors, political instability, social and labour unrest or war and similar events).
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
We are committed to protecting the health and well-being of our customers and employees in all of our stores and workplaces. We have workplace and in-store health and safety programs in place and have established policies and procedures aimed at ensuring compliance with applicable legislative requirements within our stores. Failure to comply with established policies and procedures or applicable legislative requirements could result in increased workplace or in-

store injury-related liability and penalties. Any workplace or in-store injuries could lead to claims or litigation being brought against our company, which could adversely affect the reputation of our company and could have a material adverse effect on our business, operating results and financial condition. Although we maintain insurance policies we deem sufficient to address those situations, there is no guarantee a particular claim would be accepted by the insurer or that the insurance coverage would be sufficient.
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
If we identify any material weakness in the future, it could negatively impact the company’s ability to prepare its future financial statements in conformity with IFRS Accounting Standards. If the company were unable to prepare its future financial statements in conformity with IFRS Accounting Standards, we may be unable to report our financial results accurately, which could increase operating costs, trigger an event of default under our credit agreements and harm our business, including our investors’ perception of our business, our share price and our ability to finance our operations.
Our use of social media platforms and influencer marketing may adversely affect our reputation or subject our proprietary brands to fines or other penalties.
Our proprietary brands use third-party social media platforms as, among other things, marketing tools. We also maintain relationships with social media influencers and engage in collaborations. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire consumers and our financial condition may suffer. Our relationships with influencers may not have the desired effect, and information posted on social media platforms may be adverse to our reputation or business.
Additionally, as laws and regulations and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Subordinate Voting Shares
The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with Bain Capital and our Chairman and Chief Executive Officer, who held our shares prior to our initial public offering.
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of March 30, 2025, shareholders who hold multiple voting shares (Bain Capital and our Chairman and Chief Executive Officer (including their respective affiliates)), together hold approximately 91.8% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.
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
We are currently controlled by Bain Capital. As of March 30, 2025, Bain Capital beneficially owned approximately 60.5% of our outstanding multiple voting shares, or approximately 55.5% of the combined voting power of our multiple voting shares and subordinate voting shares outstanding. In addition, our Chairman and Chief Executive Officer beneficially owns approximately 39.5% of our outstanding multiple voting shares, or approximately 36.2% of the combined voting power of our multiple voting shares and outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding multiple voting shares and subordinate voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares, we may continue to be a controlled company so long as an entity controlled by our Chairman and Chief Executive Officer continues to hold multiple voting shares.
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
Certain provisions of our articles, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our subordinate voting shares. For instance, our articles contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, acquisitions of our subordinate voting shares and multiple voting shares may be reviewed pursuant to the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in our articles on the rights of non-Canadians to hold or vote our subordinate voting shares and multiple voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.
Because we are a corporation incorporated in British Columbia and some of our directors and officers are residents in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.
We are a corporation incorporated under the laws of British Columbia with our principal place of business in Toronto, Canada. Some of our directors and officers and experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside of the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933 (the “Securities Act”). Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.
Similarly, some of our directors and officers are residents of countries other than Canada and all or a substantial portion of the assets of such persons are located outside of Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.
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
Legislation implementing the Organization for Economic Cooperation and Development’s model rules outlining a structure for a new 15% global minimum tax regime (the “Pillar Two Rules”) has been enacted or substantively enacted locally in a number of jurisdictions in which the Company operates in, where they would be effective for the financial year beginning on April 1, 2024. Based on a preliminary assessment, the Pillar Two Rules effective tax rate in most of the jurisdictions in which the Company operates in, is already above 15%. As a result, any impact of these rules is not expected to be material. However, the Company will continue to monitor and reassess the impact of the Pillar Two Rules and any change may impact our financial condition and operating results.
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
Under U.S. federal income tax laws, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We did not believe that we were a PFIC in 2024, and we do not expect to be a PFIC in the foreseeable future. However, since the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation, there can be no assurance given in this regard. Moreover, we cannot guarantee that the Internal Revenue Service, or IRS, will agree with our conclusion. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position we take. U.S. holders of our subordinate voting shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC.
If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation”) holds our subordinate voting shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Considerations.”
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
In April 2022, we entered into an agreement to form a joint venture with Sazaby League, Ltd. pursuant to which we acquired 50% of the issued and outstanding voting shares of the legal entity comprising the joint venture, Canada Goose Japan, K.K. (“CG Japan”). CG Japan markets, distributes, and sells Canada Goose products in Japan. It also operates a number of directly operated stores across Japan, a national digital commerce website, as well as wholesale points of distribution across the country.
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
Our deep heritage and brand authenticity. Leveraging decades of experience, field testing, and obsessive attention to detail, we apply exceptional craftsmanship to develop high-quality luxury and lifestyle products designed to protect from weather elements, offer stylish comfort, and provide an overall sense of well-being.
Relentless innovation and product evolution. Our expertise in matching our technical fabrics with the optimal blends of down enables us to create warmer, lighter, more durable, and more versatile products across seasons and applications. Our commitment to superior quality and lasting performance now also extends into our emerging product categories, including apparel, rain and wind outerwear, footwear, and accessories.
Strong Canadian manufacturing capabilities. We are committed to investing in producing most of our down-filled products in Canada, the country from which we draw our inspiration. Our Canadian production facilities and craftspeople allow us to deliver high-quality, functional products, which we believe has set us apart on the international stage and in the minds of our customers. As we expand our product categories, we intend to manufacture our products in the regions we believe are best equipped to meet our high standards of quality and craftsmanship. In fiscal 2025, most of our goods were manufactured in Canada, including nearly all of our down-filled outerwear.
Vertically integrated supply chain. We directly control the design, innovation, engineering, and testing of our products, which we believe enables greater operating efficiencies and delivery of high-quality products. We manage our production through a combination of in-house manufacturing facilities and long-standing relationships with third-party sub-contractors. Our flexible supply chain gives us distinct competitive advantages, including the ability to scale our operations, adapt to customer demand, shorten product development cycles, and achieve higher margins.
Our strategic positioning is underpinned by:
Increasingly controlled distribution through a primarily Direct-to-Consumer sales channel. Our products are sold directly to consumers around the world through our brick-and-mortar and online stores, as well as to wholesale distributors. We have progressively shifted sales from our wholesale channel to our DTC sales channel to drive sustainable growth, better control our brand, and manage relationships with our customers.

Our sustainability practices. Canada Goose is committed to contributing to a more sustainable future – one that supports the long-term success of our business, our communities, and the environment. Our commitment is reflected in how we conduct responsible business, including the selection and sourcing of materials, our manufacturing, distribution, and store operations, and how we nurture our talent and impact our communities. See the Sustainability section for more information.
Growth Strategies
Canada Goose is on a journey to become a leading global luxury and lifestyle brand that reflects our unique qualities, craftsmanship and rich heritage. We intend to maintain our leading position in warm outerwear, preserving our brand’s strength in performance and function, and enhancing the exclusivity of the brand as we build our product architecture to attract and retain more customers throughout all weather seasons. In fiscal 2025, we executed on the following operating imperatives:
Next phase of our brand and product evolution
We are broadening our appeal and how we engage with our target customer segments through our brand and marketing campaigns, partnerships, and elevated shopping experiences. In fiscal 2025, we focused our investment on creating bigger and bolder brand moments, choosing to deliver fewer, but more impactful, brand stories to accelerate brand momentum.

A key priority was generating excitement around Haider Ackermann’s inaugural campaign, culminating in the launch of Snow Goose in November. The campaign generated significant brand momentum, establishing a foundation for our elevated marketing approach. Further details are available under the Brand and Marketing section.
As a product-led, function-first brand, we expect to continue to evolve and expand our offering across styles, uses, and seasons as we seek to drive higher penetration and expand our geographic appeal. This year, we laid the groundwork for long-term product innovation by opening our new design studio in Paris, France and strengthened our product leadership by hiring Judit Bankus as our new Head of Merchandising. Judit will collaborate closely with Haider and our design and product development teams to steer the expansion and evolution of our product roadmap. See our Products section for more details.
Implementing best-in-class luxury retail execution
We prioritized strengthening retail execution across our store and online network to enhance conversion rates and improve sales productivity. Our store efforts were focused across three primary areas: elevating sales training, optimizing store operations, and improving inventory availability.
We invested in training for store employees to deepen the delivery of our Canadian warmth experience, which means delivering warmth in every interaction and expertise behind every recommendation. We introduced a new bonus compensation program rewarding both individual and team achievements, aligning with our commitment to fostering a collaborative environment and attracting top talent. We enhanced store operations by optimizing labour hours across all regions to ensure optimal staffing during peak periods and introduced the role of Hosts to enhance the consumer experience. On the inventory side, we made significant improvements to advance our merchandising planning and inventory allocation capabilities. We also piloted direct shipping routes from factories to stores, to get our products to our customers faster.
Our Digital initiatives include upgrading our e-commerce platform, enhancing site speed and visual merchandising, which contributed to increased customer engagement. See DTC channel section for more details.

Simplifying our business operations
We sharpened our strategic focus by simplifying our organizational structure, particularly within product and sourcing functions, to create a more agile and data-driven enterprise. By concentrating our resources on fewer, higher-impact initiatives, we enabled value creation while embedding a culture of operational discipline. We maintained strict control over SG&A expenses through disciplined management of corporate headcount and realized significant savings by renegotiating vendor contracts.
On the capital side, we prioritized high-return technology investments while we deliberately reduced the pace of new store openings, resulting in a meaningful year-over-year reduction in capital expenditures. We strengthened inventory management by addressing both supply and demand dynamics. We progressed towards rightsizing our inventory levels through planned temporary reductions in production at both third-party contract manufacturing partners and our owned facilities. We introduced a more agile in-season manufacturing process enabling closer alignment with real-time consumer demand. Additionally, by leveraging our exit inventory channels, we sold slow-moving and non-carryover SKUs, leading to cleaner, healthier inventory across all sales channels.
In fiscal 2026, we plan to build on the momentum achieved from the key operating imperatives executed in fiscal 2025, including building brand heat through focused marketing investments, expanding our product offering to enhance year-round relevance, driving business expansion through strategic channel development, and operating with pace & accountability.

Our Products
Our products are designed with expertise with a focus on function and style. The products we manufacture and sell are marketed under the Company’s brands: Canada Goose, Snow Goose and Baffin. Further, following the acquisition of Romanian-based Paola Confectii Manufacturing in fiscal 2024, we, through our Paola Confectii subsidiary, manufacture for and supply products to select leading luxury and lifestyle brands.
We offer customers main collections plus several capsule collections and collaborations. The collections include a high proportion of continuative products, which are generally sold across seasons with style changes, are highly distinctive, and are recognized as iconic products. Our capsule collections are mainly inspired by regional artists and local traditions, while our product collaborations leverage partnerships that help to drive brand heat and cultural relevancy with new and diverse audiences.
During fiscal 2025, we broadened our product offerings with the launch of the Vancouver Rain Boot, expanding our footwear category. We also unveiled the Sea Mantra, a high-performance rain jacket inspired by our iconic Snow Mantra, further reinforcing our commitment to functional innovation. We also marked a significant milestone by expanding into a new product category, with the launch of our Eyewear collection through our licensee partnership with Marchon Eyewear.
Our product offerings include down-filled outerwear featuring both heavyweight down and lightweight down along with apparel, rain and wind-wear, footwear and accessories.
Canada Goose created the Thermal Experience Index (TEI), an easy-to-understand five-point system that enables customers to make an informed choice in their search for the right parka, jacket, or knitwear for a specific environment and activity. It works using a scale, in which 1 indicates the lightest insulation (e.g. shells, lightweight down for active pursuits) and 5 indicates the warmest parkas we make.

Down-filled Outerwear
•Heavyweight down – our Heavyweight down products include styles designed to protect individuals in temperatures below -10 degrees Celsius and range from traditional to contemporary pieces. These products are given a TEI rating between 3 and 5.
•Lightweight down – our Lightweight down products include a variety of styles designed to be worn in temperatures above -15 degrees Celsius. These products are given a TEI rating between 1 to 3.
Apparel – our apparel products include men’s and women’s leisure wear, including knitwear, sweats, and t-shirts.
Other outerwear – our other outerwear products include rain and everyday collections, jackets for everyday occasions, fleece, and vests.
Footwear and Accessories – our footwear and accessories products encompass men’s, women’s, and children’s products, including sneakers, boots, hats, scarves, gloves, hood trims, socks, bags and eyewear.
Our Sales Channels and Key Markets
The channels through which we interact and sell to our customers have evolved over time to align with the evolution of our brand position from a pure performance and functional brand to a luxury and lifestyle brand. We have moved along the continuum from wholesale toward a primarily direct-to-consumer retail channel to deepen relationships with our customers through direct experience with the brand, capture more of our sales data to improve our products and customer experiences, manage our inventory through controlled distribution, and elevate the overall Canada Goose brand. In addition, we leverage alternative channels, including friends and family and employee sales to aid with exiting slow-moving and discontinued inventory and make room to offer new products in our stores. Sales via these alternative channels are reported under the Other segment.
The proportion of sales through our DTC and Wholesale channels varies by region.
The table below represents approximate values for each region and segment.
Percentage of DTC, Wholesale, and Other Revenue by Region

Region	Fiscal 2025	Fiscal 2024	Fiscal 2023
North America	75% DTC. 15% Wholesale, 10% Other	70% DTC, 20% Wholesale, 10% Other	68% DTC, 27% Wholesale, 5% Other
EMEA[1]	50% DTC, 42% Wholesale, 8% Other	45% DTC, 50% Wholesale, 5% Other	46% DTC, 53% Wholesale, 1% Other
Asia Pacific	84% DTC, 14% Wholesale, 2% Other	85% DTC, 14% Wholesale, 1% Other	80% DTC, 19% Wholesale, 1% Other
1.EMEA comprises Europe, the Middle East, Africa, and Latin America.

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
We believe our signature Canadian Warmth experience sets us apart, offering a distinctive and elevated approach to guest interactions. Through personalized conversations, our brand ambassadors educate customers about our brand and products, nurture brand desire, and drive sales conversion.
Our store network has grown from one retail store in Canada in 2016 to 74 stores spanning 13 markets at the end of fiscal 2025. We have expanded our retail network in a strategic and selective manner with a portfolio of stores in premier locations. We do not employ a one-size-fits-all approach, with the determination of store size, location, and product assortment based on local demand factors and our overarching global company strategy.
We see opportunities in multiple new markets and expect to increase our DTC penetration within existing markets. We are focusing on improving sales per square foot in our existing stores and selecting locations that offer the optimal mix of traffic, adjacencies, and economics.
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
As at March 30, 2025, our DTC segment by geography included the following permanent retail stores:

Geography	March 30, 2025 Number of stores	March 30, 2025[3] Square feet	March 31, 2024 Number of stores	March 31, 2024[3] Square feet
Canada	10		9
United States	16		16
North America	26	72,145	25	69,270
Greater China[1]	28		26
Asia Pacific, ex Greater China	10		8

Asia Pacific	38	87,733	34	79,420
EMEA[2]	10	28,790	9	27,860
Total	74	188,668	68	176,550
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
3.Approximate net selling square footage at the end of the fiscal year.
We converted 2 temporary stores and opened net 4 new permanent stores in fiscal 2025. We ended the fiscal year with 74 permanent retail stores in 13 markets globally and 85 total stores, including temporary and pop-up stores. This totaled approximately 202,180 square feet at March 30, 2025 compared with approximately 201,720 square feet at March 31, 2024.
Our average sales per square foot1, was $3,655 and $3,963 for fiscal 2025 and fiscal 2024, respectively. Sales per square foot is calculated using total revenue from our DTC retail stores that have been open for the full 52 weeks of the fiscal year divided by average net selling space. Average net selling space is defined as the sum of a store’s selling square footage at the end of each month divided by 12 fiscal periods. Revenue from our permanent retail stores represented approximately 75% of total DTC channel revenue in fiscal 2025, marginally higher than fiscal 2024.
E-Commerce
E-Commerce channels include both directly-owned brand websites as well as third-party digital platforms, primarily in Asia. Our digital commerce platforms provide customers the benefit of added accessibility and flexibility to shop our products wherever and whenever they choose with access to the entire collection. In fiscal 2025, we expanded into live streaming by launching a new sales channel on the Chinese social platform, Douyin. The dynamic format enables us to showcase our brand story and engage with customers more directly on the style and functionality of our products. This channel has shown strong early results, contributing to increased traffic and further amplifying our brand presence in the region. As of March 30, 2025, we had a direct digital presence in more than 50 markets. Revenue from our e-Commerce business represented approximately 25% of total DTC channel revenue in fiscal 2025 and fiscal 2024, respectively.
Wholesale
Our wholesale channel is complementary to our DTC channel. This business is a highly curated expression of Canada Goose as we partner with high end retailers to raise brand awareness and test emerging markets. During fiscal 2025, we continued to reset and refresh our wholesale footprint, focusing our efforts on partners who align with our luxury brand positioning. First, we tightened the supply of inventory to increase product exclusivity and enhance our control over the brand. Second, we strategically reduced the number of wholesale partners and number of doors, allowing for a more curated and premium brand experience. We made investments in our partners to provide a more elevated shopping experience, including a men’s pop-up at Galeries Lafayette in Paris, and the introduction of an elevated, bold visual expression at Selfridges in London during our peak season.
In fiscal 2025, the majority of our wholesale revenue was generated by approximately 10% of our traditional wholesale partners.
1 Sales per square foot is a supplementary financial measure. Please refer to the Non-IFRS measures and other financial measures section of our Management’s Discussion & Analysis for a definition of and explanation around this supplementary financial measure.

Our wholesale business includes the following categories:
•Traditional wholesale partners. These partners include department stores, independent multi-brand stores, and online retailers. We have a presence through these types of wholesale partners in EMEA, North America, and Asia Pacific. At the end of fiscal 2025, our wholesale door count was approximately 1,050 (approximately 1,400 wholesale doors at the end of fiscal 2024).
•International distributors. Our partners in this category have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. In fiscal 2025, we worked with international distributors based in Asia Pacific.
•Travel retail. Our travel retail partners operate in airports and duty-free locations that cater to customers traveling abroad. In fiscal 2025, travel retail locations were operated through third-party partners in South Korea, Turkey, the United Kingdom and China.
In fiscal 2025, EMEA was our largest wholesale market, followed by North America and then Asia Pacific.
Other
The Other segment includes revenue from friends and family sales, employee sales and revenue generated by our manufacturing facility in Romania via the manufacturing of third-party products.
Our friends and family sales program is considered part of our inventory management strategy to create space for new product categories and assortments by proactively reducing excess inventory. This approach enables us to directly oversee and manage the customer experience and our inventory while mitigating environmental impact. It also enables us to attract new customers, create desire with aspirational buyers, engage with existing customers in new ways, and generate incremental cash flow. In fiscal 2025, we significantly increased the number of friends and family sales events to exit slow moving and discontinued product at lower than previously available market price points.
Our employee sales program enables employees to purchase select products from our current collections at attractive price points. This is a deliberate strategy to improve employee access to our in-line product, encouraging employees to engage with the brand and act as brand ambassadors.
Brand and Marketing
Our global brand strategy is focused on building awareness, generating brand heat, and stimulating cultural and consumer connections. We believe our strength lies in our ability to harness nearly 70 years of heritage into compelling storytelling and amplifying those narratives through a variety of channels in both online and offline channels. We target both attracting new customers and nurturing existing ones to drive customer lifetime value.

In fiscal 2025, we announced Haider Ackermann as Canada Goose’s first-ever Creative Director and unveiled his inaugural design—the PBI Hoodie through a powerful campaign featuring Academy Award-winning actor, producer, author and activist, Jane Fonda. This launch, in support of our long-standing partner Polar Bears International, raised awareness of the impacts of global climate change and reinforced our commitment to purpose-driven storytelling.

The first capsule collection from Haider Collection, debuted under our heritage label Snow Goose, was introduced to a global audience in October when Canada Goose hosted a select group of industry influencers and global media in Iceland. Following this expedition, the Snow Goose by Canada Goose capsule collection was launched to consumers in late November. We made strategic investments across digital and out-of-home channels, regional activations, and immersive retail experiences, further elevating our brand presence and driving brand heat.

We believe our authentic approach to storytelling has helped fuel brand awareness, drive brand heat, and build strategic relationships with influencers and celebrities and within relevant industries, represented through our product collaborations, our brand ambassadors (Goose People), and our work in the film and entertainment industry.

Product collaborations. From time-to-time, we leverage product collaborations to drive cultural relevancy and tap into new and diverse audiences. These collaborations allow both us and our partners to flex outside of our design ethos, reinterpreting our iconic products in fresh, new ways. In fiscal 2025, we continued our long-standing relationship with Concepts and Giants of Africa.

Goose People. Goose People, who include adventurers, athletes, scientists, and artists, are a diverse group of global brand ambassadors that embody our brand’s values and continue to be an important way for us to authentically tell our stories. In fiscal 2025, we unveiled a one-of-a kind design with our global brand ambassador and NBA star, Shai Gilgeous-Alexander.
Film and entertainment. For more than three decades, our jackets have been a staple on film sets around the world. Our jackets offer film crews and talent the warmth and functionality they need to survive long shoots in the most demanding environments. Our products have naturally transitioned from behind the scenes to on-camera to authenticate cold-weather scenes.
Once a consumer is engaged, we aim to drive further connectivity and increase lifetime value, inviting them to our insider community, further engaging them through personalized marketing efforts, and ultimately delivering elevated and innovative product and shopping experiences, such as our Canadian Warmth customer experience program (see DTC Channel section).
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
Manufacturing
In fiscal 2025, nearly all of our down-filled outerwear were manufactured in Canada. Over 90% of these products were manufactured directly in our facilities.
As of March 30, 2025, we operated eight Canada Goose manufacturing facilities (seven in Canada; one in Romania). We also work with domestic and international manufacturing partners who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories.
At our Canadian facilities, we conduct comprehensive training programs for our manufacturing employees that help them to develop and become experts at their craft. Our manufacturing talent combined with our approach with domestic partners provides us with a high level of flexibility, which continues to fulfill our commitment to producing our down-filled product outerwear exclusively in Canada.
Our international partners, primarily based in Europe, produce finished goods for our wind wear, rainwear, knitwear, accessories, and footwear lines. For fiscal year 2025, the distribution of units manufactured by our owned and contract manufacturers is as follows: North America ~75%, Europe ~23%, and Asia ~2%.
Our logistics network includes third-party warehouses located around the world in addition to our own manufacturing facilities. Given the greater unit volume produced in Canada, our primary warehouse is in Ontario, Canada. This unique point of origin is a competitive advantage as it allows us to operate, directionally, against traditional shipping routes.
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
In fiscal 2025, we made progress towards rightsizing our inventory levels, improving inventory efficiency through strategically planned temporary reductions in production at both third-party contract manufacturing partners and at our owned facilities. Additionally, we leveraged our friends and family sales to clear slow-moving and non-carryover SKUs.
Sustainability
Sustainability practices and principles are at the core of our culture. It drives how we conduct our business and the decisions that we make across our products and our operations. Our efforts are shaped by our commitments across our three pillars: Planet, Product & People.

Planet
We are continuously evolving the way we operate—improving building efficiency, reducing carbon emissions, embracing renewable energy, minimizing waste, and practicing smarter resource stewardship. This year, we reached a major milestone, submitting our science-based targets that align with the Paris Agreement, a major step toward a net-zero future. The Science Based Targets Initiative (SBTi) provides a globally recognized framework for companies to set and achieve ambitious carbon reduction goals. To be considered science-based, targets must align with the latest climate research, ensuring planned emissions reductions are ambitious enough to meet the Paris Agreement goal of limiting global warming to 1.5°C above pre-industrial levels.
As part of our goal, we are actively working to electrify our manufacturing and warehousing facilities replacing natural gas-based heating systems with electric alternatives—a critical step in reducing our reliance on carbon-intensive energy sources.
Product
Our products reflect our commitment to quality and sustainability. We’ve always been built to last, and as we continue to evolve, we enhance our approach, rethinking every product’s lifecycle—from design to repair, resale, and reuse. From advancing sustainable materials, eliminating fur from our manufacturing, and becoming certified under the Responsible Down Standard, we are proud of the progress we have made. We recognize that sustainability isn’t a destination but a journey that drives us to keep evolving, improving, and innovating. We have made a conscious shift toward more responsible materials—both in our products and packaging. For our garments, we prioritize Preferred Materials and Fibers (PFM)—fibres, materials, or products deemed more sustainable than conventional options, according to Textile Exchange—for their consistent benefits. We continue to explore innovative materials, including regenerated, recycled, and reused options, that may not fall under the PFM category but still help reduce our footprint. Similarly, we see packaging as an extension of our product, not just a means of delivery. We focus on durability and thoughtful design, using high-quality materials built to safely store products for the long run rather than being single-use and discarded.
People
At Canada Goose, we empower our employees by fostering an inclusive, supportive environment where everyone can thrive. Our core values – Relentlessness, Entrepreneurship, Passion, Innovation, and Authenticity – guide the way we work and shape our culture. Our impact also extends beyond the workplace, as we engage with and give back to Northern communities through programs like the Resource Centre and our long-standing partnership with Polar Bears International.
Intellectual Property
We own the trademarks used in connection with the marketing, distribution and sale of all of our products in the United States, Canada and in the other countries in which our products are sold. Our major trademarks include the CANADA GOOSE word mark, the SNOW GOOSE trademark and the ARCTIC PROGRAM & DESIGN trademark (our disc logo consisting of the colour-inverse design of the North Pole and Arctic Ocean). In addition to the registrations in Canada and the United States, our word mark and design are registered in other jurisdictions which cover approximately 75 countries. Furthermore, in certain jurisdictions we register as trademarks certain elements of our products, such as fabric, warmth categorization and style names such as our Snow Mantra parka.
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
Seasonality
Our business is seasonal in nature. See Item 5.A. - “Operating and Financial Review and Prospects” - “Management’s Discussion and Analysis of Financial Results” - “Factors Affecting our Performance” - “Seasonality” and Item 3.D. - “Risk Factors” - “Risks Related to our Business” for a discussion.
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
C. Organizational Structure
The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities) as of May 19, 2025.

D. Property, Plants and Equipment
We maintain leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order.
As of March 30, 2025, we lease properties globally, which is comprised of (i) 74 permanent retail stores, (ii) seven offices (one in Switzerland, two in Greater China, one in the United Kingdom, one in Japan, one in France and one in Canada (iii) eight manufacturing facilities (seven in Canada including one manufacturing facility for Baffin and one in Romania), (iv) one warehouse facility in Canada and (v) one distribution centre in the United States. Our manufacturing and warehouse properties range in size from 50,000 to 190,000 square feet. We also occupy inventory space in the warehouses of several third party logistics providers in all of our primary regions.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
See below for Management’s Discussion & Analysis of Financial Conditions and Results of Operations.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the fourth quarter and year ended March 30, 2025
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated May 20, 2025 and provides information concerning our results of operations and financial condition for the fourth quarter and fiscal year ended March 30, 2025 (“fiscal 2025”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the year ended March 30, 2025 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F.
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “should,” “will,” “would,” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan, and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
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
•the continued absence of material global supply chain disruptions to our business, and our ability to fulfill demand and maintain sufficient inventory levels, which we continue to monitor;
•our ability to adapt to changing macroeconomic and international trade conditions, including interest rates, currencies, or the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; and

•the absence of material adverse changes in our industry or the global economy.
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
•we may be adversely impacted by trade barriers, including recently enacted and prospective additional tariffs and regulations in the United States, China and the European Union, which could increase the prices of the raw materials for our products, and export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;
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
•an economic downturn and general economic conditions (for example, more elevated inflation and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally at consistent pricing;
•our ability to manage inventory and forecast our inventory need, which we continuously monitor, and to manage our production distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cyber security events;
•disruptions to manufacturing and distribution activities due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
•risks and global disruptions associated with geopolitical events, as well as the international trade environment;
•flagging consumer sentiment and ongoing demand for luxury goods in our key markets;
•fluctuations in raw material costs, interest rates and currency exchange rates;

•our ability to comply with and manage risks associated with complex and changing laws, regulations and global standards; and
•we may be unable to maintain effective internal controls over financial reporting.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks which we face, and these should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Annual Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and the Financial Statements and this accompanying MD&A are presented in millions of Canadian dollars, except where otherwise indicated. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
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
All references to “fiscal 2023” are to the Company’s fiscal year ended April 2, 2023; to “fiscal 2024” are to the Company’s fiscal year ended March 31, 2024; and to “fiscal 2025” are to the Company’s fiscal year ended March 30, 2025.
The Company’s fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2023, fiscal 2024 and fiscal 2025 are each a 52-week fiscal year.

FACTORS AFFECTING OUR PERFORMANCE
We believe that our performance depends on many factors including those discussed below.
•Brand and Marketing. We have made significant marketing investments to enhance our brand and attract new customers. We expect to continue to make significant marketing investments to promote our current products to new customers and new products to current and new customers, including through our e-Commerce platforms and retail store presence. Such marketing investments can be expensive and may not result in increased sales and may unfavourably impact operating margin.
•New Products. We intend to continue investing in design, innovation and the development and introduction of new products, including talent development, as well as expanding offerings in our existing product categories, across styles, uses, and climates that have varying margin profiles. This includes the launch of our Creative Director’s inaugural capsule, reintroducing our Snow Goose label, as well as the introduction of our eyewear collection. As our product mix evolves, our gross margin has been and may continue to be unfavourably impacted by a lower proportion of down-filled outerwear sales, currently our highest margin products.
•Growth in our Direct to Consumer (“DTC”) Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global conditions. We continue to monitor these conditions and their potential impact on our ability to achieve positive DTC comparable sales growth1.
1 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
•Wholesale. We have streamlined our wholesale partnerships as part of our global DTC strategy, in order to control our distribution by shifting sales from our wholesale channel to our DTC channel. This will impact the portion of revenue this channel represents in total revenue as well as year over year results from this channel.
•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, the imposition of tariffs or trade restrictions, including the tariffs recently imposed by the United States, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and have historically realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters. We generated 81.7%, 78.1% and 78.9% of our annual wholesale revenue in the combined second and third fiscal quarters of fiscal 2025, fiscal 2024, and fiscal 2023, respectively. Additionally, we generated 83.3%, 82.6% and 83.9% of our annual DTC revenue in the combined third and fourth fiscal quarters of fiscal 2025, fiscal 2024, and fiscal 2023, respectively. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1, among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchasing behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China credit facilities, and the Japan credit facility. Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Global Climate Trends. A portion of our business is dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global climate patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2025, 2024 and 2023, we generated 70.5%, 70.5% and 70.1%, respectively, of our revenue in currencies other than Canadian dollars.
Refer to “Quantitative and Qualitative Disclosures about Market Risk - Foreign exchange risk” below for more details on foreign exchange.
•Global Social, Economic and Political Events and Other Disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, risks related to the international trade and tax environment (including tariffs, quotas and custom and other restrictions), and social unrest, each of which may be affecting consumer spending, international travel, credit markets, logistics, and foreign exchange in certain countries and travel corridors.
We remain concerned about the conflicts in Ukraine and the Middle East and continue to suspend all wholesale and e-Commerce sales to Russia. We continue to monitor these ongoing conflicts and their impacts on human life.
We have been, and may in the future be, impacted by protests and other disruptions. To the extent that such disruptions persist, we expect that operations and traffic at our retail stores may be impacted.
SEGMENTS
Our reporting segments align with our sales channels: DTC, Wholesale, and Other. We measure each reportable operating segment’s performance based on revenue and operating income.
Our DTC segment includes sales to customers through our retail stores and our e-Commerce website available across numerous markets, which includes the recommerce platform Canada Goose Generations, currently available in the United States and Canada.
Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Wholesale segment includes the introduction of travel retail within the second quarter of fiscal 2024.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family sales, certain SG&A expenses, and results from the Paola Confectii knitwear manufacturing business.

Corporate expenses comprise costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.
As at March 30, 2025, our DTC segment by geography included the following permanent retail stores:

		Fiscal 2025
	March 31, 2024	Q1 Activity	Q2 Activity	Q3 Activity	Q4 Activity	March 30, 2025
Canada	9	—	1	—	—	10
United States	16	—	—	—	—	16
North America	25	—	1	—	—	26
Greater China[1]	26	—	2	—	—	28
Asia Pacific (excluding Greater China1)	8	—	—	2	—	10
Asia Pacific	34	—	2	2	—	38
EMEA[2]	9	—	1	—	—	10
Total permanent stores	68	—	4	2	—	74

		Fiscal 2024
	April 2, 2023	Q1 Activity	Q2 Activity	Q3 Activity	Q4 Activity	March 31, 2024
Canada	9	—	—	—	—	9
United States	8	2	3	2	1	16
North America	17	2	3	2	1	25
Greater China[1]	23	—	2	—	1	26
Asia Pacific (excluding Greater China1)	3	—	3	1	1	8
Asia Pacific	26	—	5	1	2	34
EMEA[2]	8	1	—	—	—	9
Total permanent stores	51	3	8	3	3	68
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the years ended March 30, 2025, March 31, 2024 and April 2, 2023 and the fourth quarters ended March 30, 2025 and March 31, 2024, and expresses the percentage relationship to revenues of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details and for the comparison discussions between the years ended March 30, 2025 and March 31, 2024.
For the comparison discussions between the years ended March 31, 2024 and April 2, 2023, please see Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended March 31, 2024, filed with Canadian securities commissions on SEDAR+ and with the SEC on May 16, 2024. See “Basis of Presentation” for details on impacts of reclassifications on comparative information.

CAD $ millions (except per share data)	Year ended			Fourth quarter ended
	March 30, 2025	March 31, 2024	April 2, 2023	March 30, 2025	March 31, 2024
Statement of Operations data:
Revenue	1,348.4	1,333.8	1,217.0	384.6	358.0
Gross profit	943.1	917.4	815.2	274.4	233.0
Gross margin	69.9%	68.8%	67.0%	71.3%	65.1%
Operating income	164.1	124.5	147.6	55.1	23.1
Net income	103.6	58.1	68.9	27.7	7.6
Net income attributable to shareholders of the Company	94.8	58.4	72.7	27.1	5.0
Earnings per share attributable to shareholders of the Company
Basic	$0.98	$0.58	$0.69	$0.28	$0.05
Diluted	$0.97	$0.57	$0.69	$0.28	$0.05

CAD $ millions	March 30, 2025	March 31, 2024
Financial Position:		Reclassified[1]
Cash	334.4	144.9
Total assets	1,616.7	1,481.6
Total non-current liabilities	731.7	725.2
Equity	556.6	423.5
1 The Company amended the existing accounting policies related to its presentation of liabilities in the statement of financial position as at April 1, 2024 and identified warranty provisions within non-current liabilities can no longer be classified as such. As a result, $23.0m for March 31, 2024 was reclassified to current liabilities on the provisions line in the statement of financial position. See "Note 4. Changes in accounting policies" in our Annual Financial Statements for more details on the reclassification.
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
Other revenue comprises of sales that do not occur through DTC or Wholesale segments, including sales to employees, friends and family sales, and results from the Paola Confectii business.
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

RESULTS OF OPERATIONS
For the year ended March 30, 2025 compared to the year ended March 31, 2024
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions.

CAD $ millions (except share and per share data)	Year ended		$ Change	% Change
	March 30, 2025	March 31, 2024
Statement of Income data:
Revenue	1,348.4	1,333.8	14.6	1.1%
Cost of sales	405.3	416.4	11.1	2.7%
Gross profit	943.1	917.4	25.7	2.8%
Gross margin	69.9%	68.8%		110	bps
SG&A expenses	779.0	792.9	13.9	1.8%
SG&A expenses as % of revenue	57.8%	59.4%		160	bps
Operating income	164.1	124.5	39.6	31.8%
Operating margin	12.2%	9.3%		290	bps
Net interest, finance and other costs	36.0	48.8	12.8	26.2%
Income before income taxes	128.1	75.7	52.4	69.2%
Income tax expense	24.5	17.6	(6.9)	(39.2)%
Effective tax rate	19.1%	23.2%		410	bps
Net income	103.6	58.1	45.5	78.3%
Net income (loss) attributable to non-controlling interest	8.8	(0.3)	9.1	3,033.3%
Net income attributable to shareholders of the Company	94.8	58.4	36.4	62.3%
Weighted average number of shares outstanding
Basic	96,741,308	100,816,758
Diluted	98,065,000	101,823,073
Earnings per share attributable to shareholders of the Company
Basic	$0.98	$0.58	$0.40	69.0%
Diluted	$0.97	$0.57	$0.40	70.2%

Revenue

	Year ended		$ Change			% Change
CAD $ millions	March 30, 2025	March 31, 2024	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	998.9	950.7	48.2	(23.6)	24.6	5.1%	2.6%
Wholesale	260.8	312.3	(51.5)	(4.6)	(56.1)	(16.5)%	(18.0)%
Other	88.7	70.8	17.9	(0.6)	17.3	25.3%	24.4%
Total revenue	1,348.4	1,333.8	14.6	(28.8)	(14.2)	1.1%	(1.1)%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Year ended		$ Change			% Change
CAD $ millions	March 30, 2025	March 31, 2024	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	240.6	246.3	(5.7)	(0.1)	(5.8)	(2.3)%	(2.4)%
United States	338.9	324.6	14.3	(10.9)	3.4	4.4%	1.0%
North America	579.5	570.9	8.6	(11.0)	(2.4)	1.5%	(0.4)%
Greater China[1]	426.5	422.2	4.3	(11.6)	(7.3)	1.0%	(1.7)%
Asia Pacific (excluding Greater China1)	111.3	84.7	26.6	—	26.6	31.4%	31.4%
Asia Pacific	537.8	506.9	30.9	(11.6)	19.3	6.1%	3.8%
EMEA[2]	231.1	256.0	(24.9)	(6.2)	(31.1)	(9.7)%	(12.1)%
Total revenue	1,348.4	1,333.8	14.6	(28.8)	(14.2)	1.1%	(1.1)%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the year ended March 30, 2025 was $1,348.4m, an increase of $14.6m, or 1.1%, from $1,333.8m for the year ended March 31, 2024. On a constant currency1 basis, revenue decreased by 1.1% the year ended March 30, 2025 compared to the year ended March 31, 2024, reflecting the strength of the United States dollar, euro and Chinese yuan relative to the Canadian dollar in the current period.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue generated from our DTC and Wholesale segments represented 74.1% and 19.3%, respectively, of total revenue for the year ended March 30, 2025 compared to 71.3% and 23.4%, respectively, for the year ended March 31, 2024.
Within our product categories, apparel and everyday grew compared to the year ended March 31, 2024 and expanded their share of revenue and units sold within the overall mix across geographies except EMEA, where both categories experienced declines in revenue, while units sold increased for apparel within the region.

DTC
Revenue from our DTC segment for the year ended March 30, 2025 was $998.9m, compared to $950.7m for the year ended March 31, 2024. The increase of $48.2m or 5.1% was attributable largely to:
•Retail expansion with five new permanent stores, two temporary stores converted to permanent during fiscal 2025, and 17 new permanent store openings in the prior year running for the full duration of fiscal 2025.
•E-Commerce expansion with the Company’s launch on Douyin in Asia Pacific.
•Traffic increased from the comparative year within both stores and e-Commerce sessions while conversion slightly decreased across both, mainly driven by North America
•Partially offsetting these results was DTC comparable sales decline1 of 3.6%. DTC comparable sales decline1 was experienced in Asia Pacific of 9.8% and EMEA of 6.9%. North America experienced positive DTC comparable sales growth of 3.5%.
•Our average sales per square foot1, was $3,655 and $3,963 for fiscal 2025 and fiscal 2024, respectively.
•Regional highlights included the following:
◦North America experienced significant revenue growth within retail stores, primarily from performance in the United States.
◦EMEA experienced mixed results with an increase in revenue within stores and decrease in revenue within the e-Commerce channel.
◦Asia Pacific experienced mixed results as Greater China experienced a decrease in revenue within both stores and e-Commerce channels, whereas Asia Pacific excluding Greater China yielded strong growth in store revenue.
1DTC comparable sales growth and average sales per square foot are supplementary financial measures. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment for the year ended March 30, 2025 was $260.8m, compared to $312.3m for the year ended March 31, 2024. The decrease of $51.5m or (16.5)% was due to a lower planned order book, particularly in the United States and EMEA, partially offset by higher orders than planned in Asia Pacific.
Other
Revenue from our Other segment for the year ended March 30, 2025 was $88.7m, compared to $70.8m for the year ended March 31, 2024. The increase of $17.9m or 25.3% was attributable to greater revenue generated from more friends and family events and a full year of revenue contribution from Paola Confectii, partially offset by lower revenue generated from product sales to employees.

Gross Profit

	Year ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	943.1	69.9%	917.4	68.8%	25.7	110	bps
Gross profit and gross margin for the year ended March 30, 2025 were $943.1m and 69.9%, respectively, compared to $917.4m and 68.8%, respectively, for the year ended March 31, 2024. The increase in gross profit of $25.7m was attributable to higher revenue as noted above and margin expansion. Gross margin in the current period has been favourably impacted by pricing (+150 bps) and lower inventory provisioning (+160 bps). Partially offsetting these results was unfavourability in product mix (-140 bps) from increased sales from lower margin everyday and apparel categories and higher duties (-50 bps) on imports to the United Kingdom in EMEA.
SG&A Expenses

	Year ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	Change in bps
SG&A expenses	779.0	57.8%	792.9	59.4%	13.9	160	bps
SG&A expenses were $779.0m for the year ended March 30, 2025 compared to $792.9m for the year ended March 31, 2024. SG&A expenses as a percentage of revenue decreased by 160 bps to 57.8% in the year ended March 30, 2025, compared to 59.4% for the year ended March 31, 2024 primarily due to the significant reduction of corporate expenses, offset by the increased costs related to the expanded retail network.
The decrease of $13.9m or 1.8% was attributable to:
•A decrease of $46.6m in costs related to corporate expenses, driven by:
◦$40.1m of costs that were incurred in the comparative period related to the Company’s multi-phase operational transformation program (the “Transformation Program”) launched during fiscal 2024, comprising consultancy fees and corporate restructuring costs which did not recur;
◦$3.0m of favourable foreign exchange fluctuations; and
◦$2.8m of lower personnel costs, net of planned incentive compensation in the current year, primarily attributable to the reduction in corporate personnel that took place in the prior year.
◦Partially offsetting this was $2.4m from higher marketing expenditures, related to increased investment as well as earlier timing shift in activities for the upcoming fiscal year.

•An increase of $32.7m in costs related to our operating segments, driven by:
◦$24.5m increase in costs attributable to the continued retail expansion from new stores and prior year store openings which ran for the full year in fiscal 2025. The increase in costs primarily comprises personnel costs, warehousing costs, as well as depreciation and amortization from retail stores. Additionally, there were increased costs related to rent, occupancy, and maintenance costs incurred in Asia Pacific resulting from a higher number of store openings in fiscal 2025 and from our short-term leases;
◦A full year of operations from Paola Confectii in fiscal 2025 and an increase in costs related to the Earn-Out (as defined below).
Operating Income and Operating Margin

	Year ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	408.2	40.9%	387.1	40.7%	21.1	20	bps
Wholesale	87.3	33.5%	114.0	36.5%	(26.7)	(300)	bps
Other	12.7	14.3%	14.0	19.8%	(1.3)	(550)	bps
Total segment operating income[1]	508.2		515.1		(6.9)
	Year ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	508.2		515.1		(6.9)
Corporate expenses	(344.1)		(390.6)		46.5
Total operating income	164.1	12.2%	124.5	9.3%	39.6	290	bps
1.Total segment operating income is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating income and operating margin were $164.1m and 12.2%, for the year ended March 30, 2025 compared to $124.5m and 9.3%, for the year ended March 31, 2024. The increase in operating income of $39.6m was attributable to higher gross profit and lower SG&A costs as noted above. The increase in operating margin of 290 bps was attributable to gross margin expansion in the DTC segment and lower SG&A costs noted above.
DTC
DTC segment operating income and operating margin were $408.2m and 40.9% for the year ended March 30, 2025 compared to $387.1m and 40.7% for the year ended March 31, 2024. The increase in operating income of $21.1m was attributable to higher gross profit, partially offset by higher operating costs associated with the expansion of the retail network.
The increase in operating margin of 20 bps was attributable to:
•Gross margin - favourably increased by 150 bps to 78.1% in the year ended March 30, 2025, compared to 76.6% for the year ended March 31, 2024. The increase in gross margin was mainly driven by pricing and lower inventory provisioning, partially offset by unfavourable product mix, as described above, and higher duty costs driven by higher duties on imports to the United Kingdom in EMEA.
•SG&A expenses as a percentage of revenue - unfavourably increased by (130) bps to 37.2% for the year ended March 30, 2025, compared to 35.9% for the year ended March 31, 2024. Despite the increase in revenue, the segment experienced a DTC comparable sales decline1 which negatively impacted our operating leverage with higher costs from our expanded retail network.
1.DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Wholesale segment operating income and operating margin were $87.3m and 33.5% for the year ended March 30, 2025 compared to $114.0m and 36.5% for the year ended March 31, 2024. The decrease in operating income of $26.7m was attributable to lower gross profit, driven by a decline in revenue from continued streamlining of the Wholesale segment, partially offset by lower SG&A expenses.
The decrease in operating margin of (300) bps was attributable to:
•Gross margin - unfavourably decreased by (200) bps to 51.3% for the year ended March 30, 2025, compared to 53.3% for the year ended March 31, 2024. The decrease in gross margin was driven by product mix, as described above, higher product costs, and higher duty costs driven by higher duties on imports to the United Kingdom in EMEA. Partially offsetting this unfavourability was higher pricing.
•SG&A expenses as a percentage of revenue - unfavourably increased by (100) bps to 17.8% for the year ended March 30, 2025, compared to 16.8% for the year ended March 31, 2024. The increase was attributable to the decrease in segment revenue from the lower planned order book that outpaced the rate of decline for SG&A expenses, primarily warehouse and freight costs, as well as consulting fees.
Other
Other segment operating income was $12.7m for the year ended March 30, 2025 compared to $14.0m for the year ended March 31, 2024. The decrease in operating income of $1.3m was attributable to lower revenue and gross profit attributable to product sales to employees and higher costs related to Paola Confectii, partially offset by higher revenue and gross profit from friends and family events.
Net Interest, Finance and Other Costs

	Year ended
	March 30, 2025	March 31, 2024
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	36.0	48.8	12.8	26.2%
Net interest, finance and other costs were $36.0m for the year ended March 30, 2025 compared to $48.8m for the year ended March 31, 2024. The decrease of $12.8m or 26.2% was driven by the increase in net gain of $13.1m on the fair value remeasurement of the put option (liability increase of $12.3m, excluding translation gains of $6.5m) and contingent consideration (liability decrease of $17.1m, excluding translation gains of $1.8m) related to the Japan Joint Venture. The change in fair value of the put option liability was driven by progression through the 10-year term, whereas the change in fair value of the contingent consideration was driven by the extension in term. During the first quarter ended June 30, 2024, the Company and Sazaby League amended the agreement to extend the period by which the deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026 to April 2, 2028. Interest expense related to our debt facilities was consistent with the prior year based on outstanding borrowings and the timing of repayments made during the year.
Income Taxes

	Year ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax expense	24.5	19.1%	17.6	23.2%	(6.9)	410	bps
Income tax expense was $24.5m for the year ended March 30, 2025 compared to $17.6m for the year ended March 31, 2024. For the year ended March 30, 2025, the effective and statutory tax rates were 19.1% and 25.3%, respectively, compared to 23.2% and 25.5% for the year ended March 31, 2024, respectively. Given our global operations, the effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax rates (including Pillar Two taxes) and is also impacted by the fair value remeasurement of the put option liability related to the Japan Joint Venture.
Net Income
Net income for the year ended March 30, 2025 was $103.6m compared to $58.1m for the year ended March 31, 2024, driven by the factors described above.

For the fourth quarter ended March 30, 2025 compared to the fourth quarter ended March 31, 2024
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	Fourth quarter ended		$ Change	% Change
	March 30, 2025	March 31, 2024
Statement of income data:
Revenue	384.6	358.0	26.6	7.4%
Cost of sales	110.2	125.0	14.8	11.8%
Gross profit	274.4	233.0	41.4	17.8%
Gross margin	71.3%	65.1%		620	bps
SG&A expenses	219.3	209.9	(9.4)	(4.5)%
SG&A expenses as % of revenue	57.0%	58.6%		160	bps
Operating income	55.1	23.1	32.0	138.5%
Operating margin	14.3%	6.5%		780	bps
Net interest, finance and other costs	10.0	5.9	(4.1)	(69.5)%
Income before income taxes	45.1	17.2	27.9	162.2%
Income tax expense	17.4	9.6	(7.8)	(81.3)%
Effective tax rate	38.6%	55.8%		1,720	bps
Net income	27.7	7.6	20.1	264.5%
Net income attributable to non-controlling interest	0.6	2.6	(2.0)	(76.9)%
Net income attributable to shareholders of the Company	27.1	5.0	22.1	442.0%
Weighted average number of shares outstanding
Basic	96,820,406	99,355,838
Diluted	98,153,729	100,395,330
Earnings per share attributable to shareholders of the Company
Basic	$0.28	$0.05	$0.23	460.0%
Diluted	$0.28	$0.05	$0.23	460.0%

Revenue

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 30, 2025	March 31, 2024	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	314.1	271.5	42.6	(11.0)	31.6	15.7%	11.6%
Wholesale	31.8	41.4	(9.6)	(0.7)	(10.3)	(23.2)%	(24.9)%
Other	38.7	45.1	(6.4)	(0.5)	(6.9)	(14.2)%	(15.3)%
Total revenue	384.6	358.0	26.6	(12.2)	14.4	7.4%	4.0%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 30, 2025	March 31, 2024	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	69.9	70.0	(0.1)	—	(0.1)	(0.1)%	(0.1)%
United States	95.5	82.8	12.7	(5.6)	7.1	15.3%	8.6%
North America	165.4	152.8	12.6	(5.6)	7.0	8.2%	4.6%
Greater China[1]	138.6	128.4	10.2	(4.4)	5.8	7.9%	4.5%
Asia Pacific (excluding Greater China1)	31.8	19.5	12.3	(0.6)	11.7	63.1%	60.0%
Asia Pacific	170.4	147.9	22.5	(5.0)	17.5	15.2%	11.8%
EMEA[2]	48.8	57.3	(8.5)	(1.6)	(10.1)	(14.8)%	(17.6)%
Total revenue	384.6	358.0	26.6	(12.2)	14.4	7.4%	4.0%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the fourth quarter ended March 30, 2025 was $384.6m, an increase of $26.6m, or 7.4%, from $358.0m for the fourth quarter ended March 31, 2024. On a constant currency4 basis, revenue increased by 4.0% for the fourth quarter ended March 30, 2025 compared to the fourth quarter ended March 31, 2024, reflecting the strengthening of the U.S. dollar and the Chinese yuan relative to the Canadian dollar in the current quarter.
4Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue generated from our DTC and Wholesale segments represented 81.7% and 8.3%, respectively of total revenue for the fourth quarter ended March 30, 2025 compared to 75.8% and 11.6% respectively, for the fourth quarter ended March 31, 2024.
Within our product categories, apparel grew compared to the fourth quarter ended March 31, 2024 and expanded its share of revenue and units within the overall mix across all geographies except EMEA. Down-filled outerwear had an increase in revenue dollars but declined in units with the exception of North America and APAC excluding Greater China where both revenue and units grew.

DTC
Revenue from our DTC segment was $314.1m for the fourth quarter ended March 30, 2025 compared to $271.5m for the fourth quarter ended March 31, 2024. The increase of $42.6m or 15.7% was driven by the following factors:
•DTC comparable sales growth1 of 6.8%, which included positive DTC comparable sales growth across all regions (17.3% in North America and 3.5% in EMEA) except Asia Pacific where there was a slight DTC comparable sales decline1of 0.3%. North America had the strongest DTC comparable sales growth with positive results in both stores and e-Commerce.
•Higher conversion with flat traffic in stores compared to the fourth quarter ended March 31, 2024.
•Three new permanent store openings in the prior year running for the full quarter in fiscal 2025.
•Significant revenue growth within both the store and e-Commerce channels was experienced across all geographies.
1DTC comparable sales growth (decline) is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Revenue from our Wholesale segment was $31.8m for the fourth quarter ended March 30, 2025 compared to $41.4m for the fourth quarter ended March 31, 2024. The decrease of $9.6m or (23.2)% was due to a lower planned order book, particularly in EMEA and delayed shipments that occurred in the comparative quarter.
Other
Revenue from our Other segment was $38.7m for the fourth quarter ended March 30, 2025 compared to $45.1m for the fourth quarter ended March 31, 2024. The decrease of $6.4m was attributable to lower revenue generated from fewer friends and family events.
Gross Profit

	Fourth quarter ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	274.4	71.3%	233.0	65.1%	41.4	620	bps
Gross profit and gross margin for the fourth quarter ended March 30, 2025 were $274.4m and 71.3%, respectively, compared to $233.0m and 65.1%, respectively, for the fourth quarter ended March 31, 2024. The increase in gross profit of $41.4m was attributable to higher revenue and gross margin expansion. Gross margin in the current quarter was favourably impacted by lower inventory provisioning, and channel mix due to a higher proportion of DTC revenue and lower portion of the revenue from the Other segment.

SG&A Expenses

	Fourth quarter ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	Change in bps
SG&A expenses	219.3	57.0%	209.9	58.6%	(9.4)	160	bps
SG&A expenses were $219.3m for the fourth quarter ended March 30, 2025 compared to $209.9m for the fourth quarter ended March 31, 2024. SG&A expenses as a percentage of revenue decreased by 160 bps to 57.0% in the fourth quarter ended March 30, 2025, compared to 58.6% for the fourth quarter ended March 31, 2024, primarily due to the increased costs related to the expanded retail network.
The increase of $9.4m or (4.5)% was attributable to:
•An increase of $14.0m in costs related to our operating segments, driven by:
◦$11.6m increase in costs attributable to the continued retail expansion from new stores and prior year store openings running for the full quarter in fiscal 2025. The increase in costs primarily comprises personnel costs, freight and logistics costs, as well as depreciation and amortization from retail stores. Additionally, there was higher variable rent in Asia Pacific and the United States due to higher revenue from the comparative quarter, as well as increased costs related to rent, occupancy, and maintenance costs incurred from our short-term leases.
•This was offset by lower corporate expenses of $4.6m, driven by:
◦$13.5m of costs that were incurred in the comparative quarter related to the Transformation Program, comprising consultancy fees and corporate restructuring costs which did not recur;
◦Partially offsetting this were increased corporate expenses attributable to:
▪$5.8m from higher marketing expenditures related to both increased investment as well as earlier timing of activities for the upcoming fiscal year; and
▪$4.6m of higher personnel costs primarily attributable to incentive compensation which was not recognized in the comparative quarter of fiscal 2024. Excluding incentive compensation, personnel costs were lower due to the reduction in corporate personnel that took place in fiscal 2024.

Operating Income and Operating Margin

	Fourth quarter ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	137.8	43.9%	104.8	38.6%	33.0	530	bps
Wholesale	3.6	11.3%	3.9	9.4%	(0.3)	190	bps
Other	4.6	11.9%	9.9	22.0%	(5.3)	(1,010)	bps
Total segment operating income[1]	146.0		118.6		27.4
	Fourth quarter ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	146.0		118.6		27.4
Corporate expenses	(90.9)		(95.5)		4.6
Total operating income	55.1	14.3%	23.1	6.5%	32.0	780	bps
1.Total segment operating income is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating income and operating margin were $55.1m and 14.3% for the fourth quarter ended March 30, 2025 compared to $23.1m and 6.5% for the fourth quarter ended March 31, 2024. The increase in operating income of $32.0m was attributable to higher gross profit as noted above, partially offset by higher SG&A costs. The increase in operating margin of 780 bps was primarily attributable to gross margin expansion in the DTC segment.
DTC
DTC segment operating income and operating margin were $137.8m and 43.9% for the fourth quarter ended March 30, 2025 compared to $104.8m and 38.6% for the fourth quarter ended March 31, 2024. The increase in operating income of $33.0m was attributable to improved revenue and gross profit, partially offset by higher operating costs associated with the expansion of the retail network.
The increase in operating margin of 530 bps was attributable to:
•Gross margin - favourably increased by 440 bps to 78.3% in the fourth quarter ended March 30, 2025, compared to 73.9% for the fourth quarter ended March 31, 2024. The increase in gross margin was mainly driven by pricing and lower inventory provisioning, partially offset by unfavourable product mix, as described above.
•SG&A expenses as a percentage of revenue - favourably decreased by 90 bps to 34.4% for the fourth quarter ended March 30, 2025, compared to 35.3% for the fourth quarter ended March 31, 2024. The segment experienced an increase in revenue and DTC comparable sales growth1 which positively impacted our operating leverage despite higher costs from our expanded retail network.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Wholesale
Wholesale segment operating income and operating margin were $3.6m and 11.3%, respectively, for the fourth quarter ended March 30, 2025 compared to $3.9m and 9.4% for the fourth quarter ended March 31, 2024. The decrease in operating income of $0.3m was attributable to lower gross profit, driven by a decline in revenue from the continued streamlining of the Wholesale segment.
The increase in operating margin of 190 bps was attributable to:
•Gross margin - favourably increased by 690 bps to 46.5% in the fourth quarter ended March 30, 2025, compared to 39.6% for the fourth quarter ended March 31, 2024. The increase in gross margin was mainly driven by product mix and lower freight and duty costs.
•SG&A expenses as a percentage of revenue - unfavourably increased by (500) bps to 35.2% for the fourth quarter ended March 30, 2025, compared to 30.2% for the fourth quarter ended March 31, 2024. The increase in percentage was attributable to the decrease in segment revenue from the lower planned order book that outpaced the rate of decline for SG&A expenses, primarily warehouse and freight costs, as well as personnel costs.
Other
Other segment operating income was $4.6m for the fourth quarter ended March 30, 2025 compared to other segment operating income of $9.9m for the fourth quarter ended March 31, 2024. The decrease in operating income of $5.3m was attributable to lower revenue and gross profit attributable to product sales to employees and higher costs related to Paola Confectii, partially offset by higher revenue and gross profit from friends and family events related to advancing our exit inventory strategy.
Net Interest, Finance and Other Costs

	Fourth quarter ended
	March 30, 2025	March 31, 2024
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	10.0	5.9	(4.1)	(69.5)%
Net interest, finance and other costs were $10.0m for the fourth quarter ended March 30, 2025 compared to $5.9m for the fourth quarter ended March 31, 2024. The increase of $4.1m or 69.5% was driven by the increase in net loss of $9.2m on the fair value remeasurement of the put option (liability increase of $23.6m, excluding translation gains of $3.7m) and contingent consideration (liability decrease of $10.0m, excluding translation gains of $0.7m) related to the Japan Joint Venture. The change in fair value of the put option liability was driven by progression through the 10-year term, whereas the change in fair value of the contingent consideration was driven by the extension in term. The increase was partially offset by favourable foreign exchange fluctuations related to the term loan facility, which is denominated in USD, net of hedging impacts, of $3.3m, and increase in interest income of $1.5m. Interest expense related to our debt facilities was consistent with the prior quarter based on outstanding borrowings and the timing of repayments made during the year.

Income Taxes

	Fourth quarter ended
	March 30, 2025		March 31, 2024
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax expense	17.4	38.6%	9.6	55.8%	(7.8)	1,720	bps
Income tax expense was $17.4m for the fourth quarter ended March 30, 2025 compared to $9.6m for the fourth quarter ended March 31, 2024. For the fourth quarter ended March 30, 2025, the effective and statutory tax rates were 38.6% and 25.3%, respectively, compared to 55.8% and 25.5% for the fourth quarter ended March 31, 2024. Given our global operations, the quarter to date effective tax rate is largely impacted by our profit or loss in taxable jurisdictions relative to the applicable tax and by the fair value remeasurement of the put option liability related to the Japan Joint Venture.
Net Income
Net income for the fourth quarter ended March 30, 2025 was $27.7m compared to $7.6m for the fourth quarter ended March 31, 2024, driven by the factors described above.
QUARTERLY FINANCIAL INFORMATION
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net income (loss) attributable to shareholders of the Company	Earnings (loss) per share attributable to shareholders of the Company		Operating income (loss)	Adjusted EBIT[1]	Adjusted net income (loss) per diluted share attributable to shareholders of the Company[1]
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2025
Fourth Quarter	314.1	31.8	38.7	384.6	28.5%	27.1	$0.28	$0.28	55.1	59.7	$0.33
Third Quarter	517.8	75.7	14.4	607.9	45.1%	139.7	$1.44	$1.42	204.3	205.2	$1.51
Second Quarter	103.9	137.3	26.6	267.8	19.9%	5.4	$0.06	$0.06	1.6	2.5	$0.05
First Quarter	63.1	16.0	9.0	88.1	6.5%	(77.4)	$(0.80)	$(0.80)	(96.9)	(96.0)	$(0.79)
Fiscal 2024
Fourth Quarter	271.5	41.4	45.1	358.0	26.8%	5.0	$0.05	$0.05	23.1	40.1	$0.19
Third Quarter	514.0	81.8	14.1	609.9	45.7%	130.6	$1.30	$1.29	198.8	207.2	$1.37
Second Quarter	109.4	162.0	9.7	281.1	21.1%	3.9	$0.04	$0.04	2.3	15.6	$0.16
First Quarter	55.8	27.1	1.9	84.8	6.4%	(81.1)	$(0.78)	$(0.78)	(99.7)	(91.1)	$(0.70)
1Adjusted EBIT and adjusted net income (loss) attributable to shareholders of the Company are non-IFRS financial measures and adjusted net income (loss) per diluted share attributable to shareholders of the Company is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS Accounting Standards measure.

Revenue is highest in our Wholesale segment in our second and third quarters as we fulfill wholesale customer orders in time for their Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and negative or reduced in the fourth quarter as we invest ahead of our peak season. As part of our global DTC strategy, we have been streamlining our wholesale partnerships and shifting sales to our DTC channel. We expect that the portion of revenue in our Wholesale segment will represent a smaller proportion of total revenue as we execute our DTC strategy.
Revenue
Over the last eight quarters, revenue has been impacted by the following:
•introduction of new stores and timing of store openings;
•launch and expansion of international e-Commerce sites;
•streamlining of wholesale partnerships, resulting in a lower order book;
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
•fluctuation of foreign currencies relative to the Canadian dollar; and
•revenue generated from the acquisition of Paola Confectii on November 1, 2023.
Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:
•impact of the items affecting revenue, as discussed above;
•change in product mix, specifically the growth of non down-filled outerwear revenue;
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

•impact of fair value remeasurement of the put option and contingent consideration and, any amendments thereto, in connection with the Japan Joint Venture;
•the proportion of taxable income in non-Canadian jurisdictions and changes to rates and tax legislation in those jurisdictions;
•increased freight and duty costs, limitations on shipping and other disruptions in the transportation and shipping infrastructure;
•increased product costs due to cost inflation and interest rate fluctuations;
•the repurchase of our subordinate voting shares pursuant to our normal course issuer bids;
•costs associated with the Japan Joint Venture and the business combination resulting in the acquisition of Paola Confectii on November 1, 2023; and
•costs and expenses related to the continued implementation of our Transformation Program, including consulting fees and workforce reduction costs.
NON-IFRS FINANCIAL MEASURES AND OTHER SPECIFIED FINANCIAL MEASURES
The Company uses certain financial measures that are “non-IFRS financial measures”, including adjusted EBIT, adjusted EBITDA, adjusted net income attributable to the shareholders of the Company, constant currency revenue, total segment operating income, and net debt, certain financial measures that are “non-IFRS ratios”, including adjusted EBIT margin, adjusted net income per basic and diluted share attributable to shareholders of the Company and, net debt leverage, as well as DTC comparable sales (decline) growth and average sales per square foot which are “supplementary financial measures”, in each case in this document and other documents. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, certain investors and analysts use this information to evaluate the Company’s operating and financial performance and its financial position. These financial measures are not defined under IFRS Accounting Standards, nor do they replace or supersede any standardized measure under IFRS Accounting Standards. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Year ended		Fourth quarter ended
CAD $ millions (except per share data)	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
Adjusted EBIT	171.4	171.8	59.7	40.1
Adjusted EBIT margin	12.7%	12.9%	15.5%	11.2%
Adjusted EBITDA	304.8	298.2	95.7	75.3
Adjusted net income attributable to shareholders of the Company	109.4	101.0	32.0	19.3
Adjusted net income per basic share attributable to shareholders of the Company	$1.13	$1.00	$0.33	$0.19
Adjusted net income per diluted share attributable to shareholders of the Company	$1.12	$0.99	$0.33	$0.19

CAD $ millions	March 30, 2025	March 31, 2024
Net debt	(408.8)	(584.1)

Adjusted EBIT, adjusted EBIT margin, adjusted EBITDA, adjusted net income attributable to shareholders of the Company, and adjusted net income per basic and diluted share attributable to shareholders of the Company.
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
DTC comparable sales (decline) growth
DTC comparable sales (decline) growth is a supplementary financial measure defined as a rate of growth/decline of sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period. The DTC comparable sales (decline) growth metric we report may not be equivalent to similarly titled metrics reported by other companies.
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
Total Segment Operating Income
Total segment operating income is a non-IFRS financial measure defined as revenue minus cost of goods sold and SG&A expenses directly related to the operating segment. The total segment operating income metric we report may not be equivalent to similarly titled metrics reported by other companies. See “Operating Income and Operating Margin” discussion above for reconciliation.

The tables below reconcile net income to adjusted EBIT, adjusted EBITDA and adjusted net income attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Year ended		Fourth quarter ended
CAD $ millions	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
Net income	103.6	58.1	27.7	7.6
Add (deduct) the impact of:
Income tax expense	24.5	17.6	17.4	9.6
Net interest, finance and other costs	36.0	48.8	10.0	5.9
Operating income	164.1	124.5	55.1	23.1
Head office transition costs (a)	—	0.8	—	—
Japan Joint Venture costs (c)	—	4.9	—	2.5
Transformation Program costs (e)	—	40.1	—	13.5
Paola Confectii Earn-Out costs (f)	7.3	1.5	4.6	1.0
Total adjustments	7.3	47.3	4.6	17.0
Adjusted EBIT	171.4	171.8	59.7	40.1
Adjusted EBIT margin	12.7%	12.9%	15.5%	11.2%

	Year ended		Fourth quarter ended
CAD $ millions	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
Net income	103.6	58.1	27.7	7.6
Add (deduct) the impact of:
Income tax expense	24.5	17.6	17.4	9.6
Net interest, finance and other costs	36.0	48.8	10.0	5.9
Operating income	164.1	124.5	55.1	23.1
Head office transition costs (a)	—	0.8	—	—
Japan Joint Venture costs (c)	—	4.9	—	2.5
Transformation Program costs (e)	—	40.1	—	13.5
Paola Confectii Earn-Out costs (f)	7.3	1.5	4.6	1.0
Net depreciation and amortization (j)	133.4	126.4	36.0	35.2
Total adjustments	140.7	173.7	40.6	52.2
Adjusted EBITDA	304.8	298.2	95.7	75.3

	Year ended		Fourth quarter ended
CAD $ millions	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
Net income	103.6	58.1	27.7	7.6
Add (deduct) the impact of:
Head office transition costs (a) (b)	—	1.2	—	—
Japan Joint Venture costs (c)	—	4.9	—	2.5
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (d)	(8.7)	4.4	2.8	(6.4)
Transformation Program costs (e)	—	40.1	—	13.5
Paola Confectii Earn-Out costs (f)	7.3	1.5	4.6	1.0
Unrealized foreign exchange loss (gain) on Term Loan (g)	4.6	2.1	(1.1)	2.1
	3.2	54.2	6.3	12.7
Tax effect of adjustments	(1.8)	(10.1)	(0.6)	(3.9)
Deferred tax adjustment (h)	—	3.1	—	3.6
Adjusted net income	105.0	105.3	33.4	20.0
Adjusted net income (loss) attributable to non-controlling interest (i)	4.4	(4.3)	(1.4)	(0.7)
Adjusted net income attributable to shareholders of the Company	109.4	101.0	32.0	19.3
Weighted average number of shares outstanding
Basic	96,741,308	100,816,758	96,820,406	99,355,838
Diluted	98,065,000	101,823,073	98,153,729	100,395,330
Adjusted net income per basic share attributable to shareholders of the Company	1.13	1.00	0.33	0.19
Adjusted net income per diluted share attributable to shareholders of the Company	1.12	0.99	0.33	0.19
(a)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(b)Corporate head office transition costs incurred in (a) as well as $nil and $0.4m of interest expense on lease liabilities for the fourth quarter and year ended March 31, 2024, respectively.
(c)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.
(d)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded losses of $2.8m and gains of $8.7m on the fair value remeasurement of the contingent consideration and put option during the fourth quarter and year ended March 30, 2025, respectively (fourth quarter and year ended March 31, 2024 - a gain of $6.4m and a loss of $4.4m, respectively). These gains and losses are included in net interest, finance and other costs within the statements of income.
(e)Transformation Program costs include consultancy fees of $2.4m and $23.5m, as well as severance costs, net of shared-based award forfeitures of $11.1m and $16.6m, associated with the reduction in workforce for the fourth quarter and year ended March 31, 2024, respectively.

(f)Additional consideration payable to the controlling shareholders of Paola Confectii SRL (“PCML Vendors”) if certain performance conditions are met based on financial results (“Earn-Out”) related to the acquisition of Paola Confectii SRL, recognized as renumeration expense.
(g)Unrealized gains and losses on the translation of the Term Loan (as defined below) from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the statements of income.
(h)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(i)Calculated as net (loss) income attributable to non-controlling interest within the statements of income of $(1.4)m and $4.4m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 30, 2025, respectively. Net income (loss) attributable to non-controlling interest within the statements of income of $2.6m and $(0.3)m plus $(1.9)m and $4.6m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 31, 2024, respectively.
(j)Calculated as depreciation and amortization as determined in accordance with IFRS Accounting Standards, less the depreciation impact for corporate head office transition costs (a) in the fourth quarter and year ended March 31, 2024. Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the year ended March 30, 2025 compared to the year ended March 31, 2024, and for the fourth quarter ended March 30, 2025 compared to the fourth quarter ended March 31, 2024.

	Year ended			Fourth quarter ended
CAD $ millions	March 30, 2025	March 31, 2024	$ Change	March 30, 2025	March 31, 2024	$ Change
Total cash from (used in):
Operating activities	292.4	164.6	127.8	137.7	82.8	54.9
Investing activities	(18.4)	(72.4)	54.0	(3.0)	(12.7)	9.7
Financing activities	(93.6)	(232.8)	139.2	(88.0)	(79.5)	(8.5)
Effects of foreign currency exchange rate changes on cash	9.1	(1.0)	10.1	2.5	0.0	2.5
Decrease in cash	189.5	(141.6)	331.1	49.2	(9.4)	58.6
Cash, beginning of period	144.9	286.5	(141.6)	285.2	154.3	130.9
Cash, end of period	334.4	144.9	189.5	334.4	144.9	189.5
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures including new stores, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize the Mainland China Facilities, the Japan Facility, and the

Revolving Facility, to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Historically, cash flows from operating activities have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue recognized earlier in the year.
As at March 30, 2025, total inventory was $384.0m, compared to $445.2m at March 31, 2024, reflecting a decrease of $61.2m. Raw materials inventory decreased by $12.7m from the comparative year mainly due to lower safety stock purchases. Finished goods inventory decreased by $39.8m driven by inventory management of slow moving inventory through revenue generated in the Other segment during fiscal 2025. Further impacting the inventory position was optimization of production levels to better align the supply of product with expected demand, consolidation of our manufacturing facilities and bringing more production in-house to improve control over production levels and costs.
We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and intend to continue to align inventory with demand that we forecast in each region.
Cash flows from operating activities
Cash flows from operating activities were $292.4m for the year ended March 30, 2025 compared to $164.6m for the year ended March 31, 2024. The increase in cash from operating activities of $127.8m was due to higher net income and lower taxes paid of $61.1m.
Cash flows from operating activities were $137.7m for the fourth quarter ended March 30, 2025 compared to $82.8m for the fourth quarter ended March 31, 2024. The increase in cash from operating activities of $54.9m was primarily due to higher net income, lower taxes paid of $15.7m and higher collections of trade receivables.
Cash flows used in investing activities
Cash flows used in investing activities were $18.4m for the year ended March 30, 2025 compared to $72.4m for the year ended March 31, 2024. The decrease in cash flows used in investing activities of $54.0m was primarily due to lower spend from the reduced pace of retail expansion from the comparative period in line with the fiscal 2025 priority to strengthen our existing retail network and $15.9m for the acquisition of Paola Confectii in fiscal 2024 that did not recur in the current period.
Cash flows used in investing activities were $3.0m for the fourth quarter ended March 30, 2025 compared to $12.7m for the fourth quarter ended March 31, 2024. The decrease in cash flows used in investing activities of $9.7m was primarily due to lower spend from the reduced pace of retail expansion from the comparative quarter in line with the fiscal 2025 priority to strengthen our existing retail network and $3.6m for the acquisition of Paola Confectii in fiscal 2024 that did not recur in the current quarter.

Cash flows used in financing activities
Cash flows used in financing activities were $93.6m for the year ended March 30, 2025 compared to $232.8m for the year ended March 31, 2024. The decrease in cash flows used in financing activities of $139.2m was primarily attributable to no share repurchases, compared to $141.4m in the comparative period related to the Fiscal 2024 NCIB, as described below, and decreased borrowings of $9.8m on the Mainland China credit facilities. This was partially offset by increased principal payments on lease liabilities of $16.3m
Cash flows used in financing activities were $88.0m for the fourth quarter ended March 30, 2025 compared to $79.5m for the fourth quarter ended March 31, 2024. The increase in cash flows used in financing activities of $8.5m was driven by higher repayments of borrowings on the Mainland China Facility and Japan Facility $20.8m and $15.2m, respectively. This was partially offset by $29.7m of payments for the purchase of subordinate voting shares that were cancelled related to the Fiscal 2024 NCIB, that did not recur in the current quarter, as described below.
Indebtedness
The following table presents our net debt1 as of March 30, 2025 and March 31, 2024.

CAD $ millions	March 30, 2025	March 31, 2024	$ Change
Cash	334.4	144.9	189.5
Mainland China Facilities	—	—	—
Japan Facility	—	(5.4)	5.4
Revolving Facility	—	—	—
Term Loan	(412.4)	(393.1)	(19.3)
Lease liabilities	(330.8)	(330.5)	(0.3)
Net debt[1]	(408.8)	(584.1)	175.3
1Net debt is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at March 30, 2025, net debt was $408.8m compared to $584.1m as at March 31, 2024. The decrease of $175.3m was driven by an increase in cash and a decrease in borrowings from the Japan Facility, partially offset by increased borrowings on the Term Loan. Net debt leverage1 as at March 30, 2025 was 1.3 times adjusted EBITDA, compared to 2.0 times adjusted EBITDA as at March 31, 2024.
1.Net debt and net debt leverage are non-IFRS measures. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Amendments to borrowings
Post June 28, 2024, Canadian Dollar Offered Rates were no longer being published. As a result, in the first quarter ended June 30, 2024, the Company entered into amendments to its revolving credit facility to transition from the Canadian Dollar Offered interest benchmarks to the Canadian Overnight Repo Rate Average ("CORRA”). There were no further amendments to borrowings during the year ended March 30, 2025.
See "Note 22. Financial risk management objectives and policies" for more details on the amendments to the interest rate swaps.

Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility ("Revolving Facility") in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at March 30, 2025, the Company had repaid all amounts owing on the Revolving Facility (March 31, 2024 - $nil). As at March 30, 2025, no interest and administrative fees remain outstanding (March 31, 2024 - $nil). Deferred financing charges in the amounts of $0.7m (March 31, 2024 - $1.0m), were included in other long-term liabilities. As at and during the year ended March 30, 2025, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $134.0m as at March 30, 2025 (March 31, 2024 - $203.7m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at March 30, 2025, the Company had letters of credit outstanding under the Revolving Facility of $4.4m (March 31, 2024 - $1.5m).
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
Voluntary prepayments of amounts owing under the Term Loan may be made at any time without premium or penalty but once repaid may not be reborrowed. As at March 30, 2025, the Company had USD288.0m (March 31, 2024 - USD290.3m) aggregate principal amount outstanding under the Term Loan. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended March 30, 2025, the Company was in compliance with all covenants.
As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
Mainland China Facilities
A subsidiary of the Company in Mainland China has uncommitted loan facilities in the aggregate amount of RMB510.0m ($100.5m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to 3.1% or the loan prime rate of 1 year, minus a marginal rate of 0.6%, and payable quarterly. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at March 30, 2025, the Company had no amounts owing on the Mainland China Facilities (March 31, 2024 - no amounts owing).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($38.2m) ("Japan Facility") with a floating interest rate of Japanese Bankers Association Tokyo Interbank Offered Rate (“JBA TIBOR”) plus an applicable margin of 0.30%. The term of the facility is 12 months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at March 30, 2025, the Company had no amounts owing on the Japan Facility (March 31, 2024 - $5.4m (JPY600.0m)).
Short-term Borrowings
As at March 30, 2025, the Company has short-term borrowings in the amount of $4.3m (March 31, 2024 - $9.4m). Short-term borrowings include no amounts (March 31, 2024 - $5.4m) owing on the Japan Facility and $4.3m (March 31, 2024 - $4.0m) for the current portion of the quarterly principal repayments on the Term Loan. Short-term borrowings are all due within the next 12 months.
Lease Liabilities
The Company had $330.8m (March 31, 2024 - $330.5m) of lease liabilities as at March 30, 2025, of which $83.9m (March 31, 2024 - $79.9m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Normal Course Issuer Bid
Normal course issuer bid for Fiscal 2025
During fiscal 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2025 NCIB”). The Company is authorized to make purchases under the Fiscal 2025 NCIB from November 22, 2024 to November 21, 2025, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 4,556,841 subordinate voting shares, representing 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at November 8, 2024. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2025 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 59,195 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2024 and ending on October 31, 2024. A copy of the Company's notice of intention to commence a NCIB through the facilities of the TSX may be obtained, without charge, by contacting the Company.
In connection with the Fiscal 2025 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2025 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2025 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2025 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2025 NCIB or upon the date of expiry of the Fiscal 2025 NCIB.

During the year ended March 30, 2025, the Company made no repurchases under the Fiscal 2025 NCIB.
Normal course issuer bid for Fiscal 2024
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase and cancel up to 4,980,505 subordinate voting shares over the 12-month period from November 22, 2023 to November 21, 2024 (the "Fiscal 2024 NCIB").
During the validity period of the Fiscal 2024 NCIB, the Company purchased 3,586,124 subordinate voting shares for cancellation for total cash consideration of $56.9m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $48.8m charged to retained earnings.
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
Contractual Obligations
The following table summarizes certain significant contractual obligations and other obligations of the Company, as at March 30, 2025:

CAD $ millions	2026	2027	2028	2029	2030	Thereafter	Total
Accounts payable and accrued liabilities	171.5	—	—	—	—	—	171.5
Term Loan	4.3	4.3	403.8	—	—	—	412.4
Interest commitments relating to borrowings[1]	32.7	32.7	16.4	—	—	—	81.8
Lease obligations	112.2	87.8	58.4	48.0	36.7	73.4	416.5
Pension obligation	—	—	—	—	—	0.9	0.9
Total contractual obligations	320.7	124.8	478.6	48.0	36.7	74.3	1,083.1
1Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan of 7.94% as at March 30, 2025.
As at March 30, 2025, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. In Europe, a subsidiary of the Company maintained an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. On April 12, 2024, this agreement was terminated. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at March 30, 2025.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Within the facility, letters of guarantee are available for terms of up to 12 months from the date of issuance and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At March 30, 2025, the Company had $8.8m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at March 30, 2025 the amount outstanding was $10.2m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at May 14, 2025, there were 45,830,391 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at May 14, 2025, there were 4,737,163 options, 607,811 restricted share units, and 671,962 performance share units outstanding under the Company’s equity incentive plans, of which 2,439,254 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share units, including any additional performance share units vested for performance achieved above target, will be paid at settlement through the issuance of one subordinate voting share per unit.
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
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at March 30, 2025, trade accounts receivable totaling approximately $10.7m (March 31, 2024 - $14.8m) were insured subject to the policy cap. Complementary to third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its trade accounts receivable credit risk exposure.

Within CG Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable to accounts with receivables over JPY100k. As at March 30, 2025, trade accounts receivable totalling approximately $0.9m (JPY90.7m) were insured subject to the policy cap (March 31, 2024 - $0.3m (JPY32.5m)).
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at March 30, 2025, customer deposits of $10.0m (March 31, 2024 - $22.9m) were included in accounts payable and accrued liabilities.
The aging of trade receivables was as follows:

			Past due
CAD $ millions	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	68.6	40.6	9.2	5.2	13.6
Credit card receivables	4.5	4.5	—	—	—
Other receivables	12.2	9.6	0.6	—	2.0
March 30, 2025	85.3	54.7	9.8	5.2	15.6

Trade accounts receivable	57.1	33.5	10.0	5.1	8.5
Credit card receivables	3.7	3.7	—	—	—
Other receivables	12.3	11.8	0.3	—	0.2
March 31, 2024	73.1	49.0	10.3	5.1	8.7
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. On April 12, 2024, this agreement was terminated with an immaterial impact to the Company’s trade accounts receivables.
For the year ended March 30, 2025, the Company received total cash proceeds from the sale of trade accounts receivable with carrying values of $0.1m which were derecognized from the Company’s statement of financial position (March 31, 2024 - $46.3m). No fees were incurred during the year ended March 30, 2025 (March 31, 2024 - $0.4m) and included in net interest, finance and other costs in the statements of income. As at March 30, 2025, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $nil (March 31, 2024 - $0.6m).
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
The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Year ended				Fourth quarter ended
	March 30, 2025		March 31, 2024		March 30, 2025		March 31, 2024
CAD $ millions	Net loss	Tax recovery	Net gain	Tax recovery	Net loss	Tax expense	Net Loss	Tax Recovery
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(5.2)	0.4	1.3	0.1	(1.1)	(0.2)	(0.2)	—
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended		Fourth quarter ended
CAD $ millions	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
(Gain) loss from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	(3.4)	1.8	(1.6)	0.5
SG&A expenses	(0.7)	(0.4)	(0.2)	0.2
Inventory	(0.8)	0.5	(0.1)	0.1

For the fourth quarter and year ended March 30, 2025, unrealized gains of $7.4m and $5.7m, respectively (fourth quarter and year ended March 31, 2024 - unrealized gains of $2.2m and $1.7m, respectively) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the statements of income.
Foreign currency forward exchange contracts outstanding as at March 30, 2025 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	53.8	U.S. dollars
		€33.2	euros
		¥2,523.0	Japanese yen
Forward contract to sell Canadian dollars	USD	16.8	U.S. dollars
		€33.1	euros

Forward contract to purchase euros	CNY	590.7	Chinese yuan
		£9.8	British pounds sterling
	HKD	6.4	Hong Kong dollars
Forward contract to sell euros		£2.1	British pounds sterling
	CNY	67.3	Chinese yuan
	HKD	9.7	Hong Kong dollars
Foreign exchange risk on borrowings
Amounts available for borrowing under part of our Revolving Facility are denominated in U.S. dollars. As at March 30, 2025, there were no principal amounts owing under the Revolving Facility.
Amounts borrowed under the Term Loan are denominated in U.S. dollars. Based on our outstanding balances of $412.4m (USD288.0m) under the Term Loan as at March 30, 2025, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $2.9m solely as a result of that exchange rate fluctuation’s effect on the debt.
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
The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Year ended				Fourth quarter ended
	March 30, 2025		March 31, 2024		March 30, 2025		March 31, 2024
CAD $ millions	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery	Net gain	Tax expense
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	(8.1)	2.8	(1.8)	0.3	(2.0)	0.6	1.2	(0.3)

The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to net interest, finance and other costs:

	Year ended		Fourth quarter ended
CAD $ millions	March 30, 2025	March 31, 2024	March 30, 2025	March 31, 2024
(Gain) loss from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	(2.0)	(2.0)	(0.7)	(0.4)
For the fourth quarter and year ended March 30, 2025, an unrealized loss of $1.7m and an unrealized gain of $17.8m, respectively (fourth quarter and year ended March 31, 2024 - unrealized gain of $6.4m and unrealized loss of $1.3m, respectively) in the fair value of the forward exchange contract related to a portion of the Term Loan were recognized in net interest, finance and other costs in the statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Term Loan of 7.94%.
Interest rate risk on the Term Loan is partially mitigated by interest rate swap hedges. The Company entered into five-year interest rate swaps agreements terminating December 31, 2025 to pay fixing interest rate and receiving floating interest rates on notional debt of USD270.0m. The floating interest benchmark reference rate contained within the swap agreements is SOFR with the average fixed rates of 1.76%. These swap agreements fix the interest rate on the USD300.0m Term Loan. The interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the year ended March 30, 2025 would have increased interest expense on the Term Loan before hedging by $4.1m (March 31, 2024 - $3.9m). As at March 30, 2025, the Company has repaid all amounts outstanding on its other borrowing facilities. In the comparative period, as at March 31, 2024, along with the Term Loan, the Company also had outstanding borrowings on the Japan Facility, for which a 1.00% increase in the closing interest rate would have increased interest expense by $0.1m.
LITIGATION AND OTHER CONTINGENCIES
In the ordinary course of business, the Company may become subject to legal and regulatory proceedings and actions relating to its business, including matters involving its products, contractual and employment relationships. The Company records contingent liabilities when a loss related to a claim is assessed to be probable and reasonably estimable.
A mediation took place in fiscal 2024 in connection with a previously served notice of arbitration from a former supplier of the Company, seeking damages for breach of contract and for the unlawful means tort in connection with termination of a supply agreement. The claim also asserts that disclosure by the Company of information relating to the sourcing and traceability of its products constituted unlawful acts harmful to the former supplier. Such mediation did not result in a settlement of any issues and claims, and the parties proceeded with arbitration hearings to adjudicate the claims and are currently awaiting the arbitrator’s final decision. The Company believes it has strong defences to the claim and consequently has not recorded a provision in the financial statements. However, if the arbitration is resolved in favour of the former supplier, the obligation could have a significant impact on the Company’s financial statements and results of operations.

RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel by incurring expenses for business services. During the year ended March 30, 2025, the Company had transactions with related parties of $2.4m (March 31, 2024 - $1.1m, April 2, 2023 - $1.3m) from companies related to certain shareholders. Balances owing to related parties as at March 30, 2025 were $0.4m (March 31, 2024 - $0.2m).
A lease liability due to the previous controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $1.7m as at March 30, 2025 (March 31, 2024 - $2.5m). During the year ended March 30, 2025, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totaling $1.7m (March 31, 2024 - $1.6m, April 2, 2023 - $1.4m). No amounts were owing to Baffin entities as at March 30, 2025, March 31, 2024.
The Japan Joint Venture, has lease liabilities due to the non-controlling shareholder, Sazaby League for leased premises. Lease liabilities were $1.4m as at March 30, 2025 (March 31, 2024 - $1.9m). During the year ended March 30, 2025, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $4.6m (March 31, 2024 - $5.2m, April 2, 2023 - $5.9m). Balances owing to Sazaby League as at March 30, 2025 were $0.4m (March 31, 2024 - $0.3m).
During the year ended March 30, 2025, the Japan Joint Venture sold inventory of $1.2m to companies wholly owned by Sazaby League (March 31, 2024 - $1.5m, April 2, 2023 - $1.7m). As at March 30, 2025, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (March 31, 2024 - $0.1m).
In connection with the Paola Confectii business combination that occurred on November 1, 2023, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). For the year ended March 30, 2025, the Company recognized $7.3m of remuneration costs (March 31, 2024 - $1.5m) related to the Earn-Out based on the estimated value of $13.7m for the payout. These costs have been included in accounts payable and accrued liabilities on the statement of financial position, and reflects the amount owing to the PCML Vendors as at March 30, 2025.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at March 30, 2025 (March 31, 2024 - $1.2m). During the year ended March 30, 2025, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling $0.2m (March 31, 2024 - less than $0.1m). No amounts were owing to one of the PCML Vendors as at March 30, 2025 and March 31, 2024.
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

CAD $ millions	March 30, 2025	March 31, 2024	April 2, 2023
Short term employee benefits	13.6	10.8	10.1
Long term employee benefits	0.3	0.2	0.1
Termination benefits	0.5	1.0	—
Share-based compensation	11.6	7.3	11.2
Compensation expense	26.0	19.3	21.4
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Annual Financial Statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our material accounting policies are more fully described in the notes to our Annual Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
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
CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, and other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. These amendments are effective for annual reporting periods beginning on or after January 1, 2024.
The adoption of the agenda decision was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). The Company amended the existing accounting policies related to its presentation of liabilities in the statement of financial position as at April 1, 2024. The Company assessed the impact of the amendment and identified $23.0m of liabilities as at the date of adoption, recognized as non-current liabilities on the provision line related to warranty that can no longer be disclosed as such in accordance with the agenda decision. As a result, this balance was reclassified to current liabilities on the provisions line of the statement of financial position.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in the statement of financial position. As a result, $23.0m were reclassified from non-current provisions to current provisions for March 31, 2024, respectively.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement.
In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as at March 30, 2025 to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.
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
Management of the Company, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 30, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (“COSO 2013”). Based on evaluation performed, management concluded that, as of March 30, 2025, the Company’s internal control over financial reporting was effective.
Deloitte LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 30, 2025.
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
Change in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the year ended March 30, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of May 5, 2025. The business address for our directors and officers is c/o Canada Goose Holdings Inc., Floor 22, Queen’s Quay East, Toronto, Ontario, Canada M5E 1V3 .

Name	Age	Position
Dani Reiss	51	Chairman and Chief Executive Officer and Director
Neil Bowden	44	Chief Financial Officer
Carrie Baker	49	President, Brand and Commercial
Beth Clymer	43	President, Chief Operating Officer
Daniel Binder	61	Chief Transformation Officer and Executive Vice President, Global Stores and Sales Planning & Operations
Ana Mihaljevic	44	President, North America
Juliette Streichenberger	55	President, Canada Goose International AG and Europe, Middle East and Africa
Jonathan Sinclair	63	President, Asia Pacific
Alfredo Cunanan Mendoza Tan	50	Chief Digital and Information Officer
Jessica Johannson	52	Chief Human Resources Officer
David Forrest	45	General Counsel
Patrick Bourke	41	Senior Vice President, Partnerships and Go-To-Market
Paul Hubner	64	President and Chief Executive Officer, Baffin Limited
Jodi Butts	52	Director
Maureen Chiquet	62	Director
Ryan Cotton	46	Director
John Davison	66	Lead Director
Stephen Gunn	70	Director
Michael D. Armstrong	52	Director
Belinda Wong	54	Director
Jennifer Davis	48	Director
Gary Saage	64	Director
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
Carrie Baker, President, Brand & Commercial
Ms. Baker joined the company in May 2012. Recognized as a dynamic and collaborative leader with an entrepreneurial spirit, Ms. Baker is responsible for Canada Goose’s global commercial business, driving the company’s growth and customer engagement. She oversees the Regional Business units, Marketing & Experience, Public Affairs & Communications, Merchandising & Pricing, and Corporate Citizenship. In her previous role as President, North America, she established a high-performance team and led the region’s significant business acceleration. Ms. Baker has also served as Chief of Staff and Chief Communications Officer, helping lead the company through critical initiatives including its successful IPO and development of its industry-leading Sustainable Impact Strategy. Prior to joining Canada Goose in 2012, she was a Senior Vice President at a North American communications agency specializing in coaching executives and building the brands of some of North America’s largest retail, technology and consumer goods companies. Ms. Baker was named WXN Top 100 Most Powerful Women Canada in 2019 and serves on the Board of Directors of Trillium Health Partners Foundation. Ms. Baker received a Bachelor of Arts from the University of Western Ontario.
Beth Clymer, President, Chief Operating Officer
Ms. Clymer joined the company in January 2024. Ms. Clymer brings a track record as a data-driven leader and results-oriented builder to her role. Ms. Clymer oversees the critical functions of manufacturing, product development, supply chain, finance, human resources, legal, strategy and corporate development. Prior to joining Canada Goose, Ms. Clymer was the Chief Financial Officer at Jobcase, a social platform for hourly and front-line workers and previously spent a decade at Bain Capital Private Equity, partnering with many high-growth consumer investments including Burlington Stores, Bob’s Discount Furniture and notably, Canada Goose. Ms. Clymer worked with Canada Goose from 2015 to 2019 – a pivotal time in its growth – and helped lead its IPO. Ms. Clymer holds an MBA from Harvard Business School and a BSE from Princeton University.
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
Jonathan Sinclair, President, Asia Pacific
Mr. Sinclair joined the company in June 2018 as Executive Vice President and Chief Financial Officer. In April 2024, Mr. Sinclair stepped down as Chief Financial Officer and assumed the position of President, Asia Pacific. Prior to joining the company, Mr. Sinclair served as Chief Financial Officer and Executive Vice President of Business Operations at Jimmy Choo PLC from June 2014 to May 2018, Chief Operating Officer at Vertu from June 2013 to June 2014, Chief Operating Officer at Jimmy Choo from December 2008 to May 2013, and Group Finance Director at Pentland Brands Plc from November 2003 to December 2008. He brings more than 25 years of global financial, retail and operational experience to his role. Mr. Sinclair received a Bachelor of Arts from Loughborough University of Technology.
Alfredo Cunanan Mendoza Tan, Chief Digital and Information Officer
Mr. Tan joined the company in August 2024 as Chief Digital and Information Officer. He is a dynamic leader with a proven track-record of harnessing the power of technology and digital capabilities to transform consumer experiences and deliver impact for organizations. He is responsible for enhancing the company’s omnichannel shopping experience and driving operational efficiencies across the enterprise value chain. Mr. Tan was a pioneering leader at Meta Platforms Inc. (Facebook/Instagram/WhatsApp), as one of the first 1000 employees globally and helping to transform it into a global media and technology leader. Prior to joining Canada Goose, he was the Senior Vice-President & Managing Director in the Retail Media division of Loblaw Companies Limited. Previously, he was the Senior Vice President of Strategy, Data & Digital Products at Rogers Sports & Media. Mr. Tan was also the first Chief Digital & Innovation Officer at WestJet Airlines. He has held senior roles at Yahoo! Inc. and Sympatico MSN. He began his career as a Systems & Design Engineer in the Enterprise Division of BCE.

He is also an industry professor in the Strategic Management Faculty at McMaster University, a guest lecturer in The Directors College’s Innovation Governance program for Board Directors and is on the Leadership Council at the Perimeter Institute for Theoretical Physics. Mr. Tan holds an HBSc from the University of Toronto, an MBA from McMaster University, a Professional LLM from the University of Toronto Law School, a Post Graduate Diploma from The University of Oxford and is a graduate of the Advanced Management Program at the Harvard Business School.
Jessica Johannson, Chief Human Resources Officer
Ms. Johannson joined the company in November 2022 as Chief Human Resources Officer. Prior to joining our team, she served as the Chief People Officer at Tucows Inc., an Internet services and telecommunications company, from May 2019 to October 2022 and Vice President, People from January 2017 to April 2019. Prior to that, Ms. Johannson served in progressively senior human resources roles across a wide range of industries at companies such as Capgemini Canada Inc., Brookfield Renewable Energy Group and Johnson Controls. Ms. Johannson received a Bachelor of Commerce, Honours from the Asper School of Business at the University of Manitoba, with a double major in Human Resources and Marketing.
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
Patrick Bourke, Senior Vice President, Partnerships and Go-To-Market
Mr. Bourke has global responsibility for Corporate Development, Indirect Procurement, and Go-To-Market. He joined the company in October 2017, previously holding leadership roles in Strategy and Investor Relations. Prior to joining the company, Mr. Bourke spent over a decade in the investment banking industry, where he advised on equity, debt and M&A transactions for corporate and private equity clients. Mr. Bourke holds degrees from the Ivey Business School at Western University and the Stockholm School of Economics.
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
Jodi Butts, Director
Ms. Butts has served as a member of our board of directors since November 2017. She is currently a Partner at WATSON Advisors Inc. and chairs the board of directors of Pharmala Inc. and The Walrus Foundation. She formerly served as a board member of Tilray Inc. She also holds several board advisory roles, including with Bayshore Home Healthcare and the Canadian

Centre for the Purpose of the Corporation. She received a Bachelor of Laws from the University of Toronto where she also received her Master of Arts in Canadian History.
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
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a partner and Head of Bain Capital Real Estate. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of Virgin Australia and City Year New York. He previously served as a member of the board of directors of Varsity Brands, Virgin Voyages, Blue Nile, Advantage Solutions, Inc., Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, TOMS Shoes, Sundial Brands and The Michaels Companies, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
John Davison, Lead Director
Mr. Davison has served as a member of our board of directors since May 2017. Mr. Davison was most recently the President and Chief Executive Officer of Four Seasons Holdings Inc. (“Four Seasons”) from 2019 to 2022, the luxury hotel and resort management company, where he oversaw all aspects of the company’s global portfolio of hotels, resorts and branded residences. Initially joining Four Seasons as Senior Vice President, Project Financing in 2002, Mr. Davison later served as Executive Vice President and Chief Financial Officer from 2005 to 2019. Prior to joining Four Seasons, Mr. Davison spent four years as a member of the Audit and Business Investigations Practices at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the boards of IMAX China Holding, Inc. and David Yurman Holdings LLC, and previously served on the boards of Four Seasons and FreshBooks. Mr. Davison has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988. He received a Bachelor of Commerce from the University of Toronto. Mr. Davison provides strong executive and business operations skills to our board of directors.

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
Michael D. Armstrong, Director
Mr. Armstrong has served as a member of our board of directors since January 2021. He is a global media expert as well as a business development and operations executive. He was formerly the Executive Vice President, Worldwide Television Licensing & Operations at ViacomCBS, Global Distribution Group, and spent most of his career developing and launching revenue generating brands around the world. Mr. Armstrong previously served as General Manager of BET Networks, and was Executive Vice President and General Manager, Revenue and Emerging Brands at Viacom International Media Networks. He is on the board of the INSPIRATO, and is a member of the Board of Trustees at his alma mater Hampton University. In addition, Mr. Armstrong previously served on the board of the Greater Los Angeles Zoo Association and as an ambassador for the LA Opera. He previously chaired the boards of Dance Theatre of Harlem and the National Association for Multi-Ethnicity in Communications (NAMIC). He is also a member of the International Academy of Television Arts & Sciences and received an MBA at the University of Chicago Booth School of Business. Mr. Armstrong provides strong executive and business operations skills to our board of directors.
Belinda Wong, Director
Ms. Wong has served as a member of our board of directors since March 2022. She was most recently the Chairwoman and Chief Executive Officer of Starbucks China from 2011 to 2025, where she was responsible for delivering a holistic, long-term growth strategy for Starbucks China. She was also formerly a member of the Starbucks global executive leadership team, contributing more than 20 years of field knowledge and leadership in the Asia Pacific region. She serves as an Independent Non-Executive Director for Hysan Development Company and was previously an INED for Television Broadcasts Limited. Ms. Wong also serves on the Faculty Advisory Board for her alma mater, the University of British Columbia’s Sauder School of Business, where she received a Bachelor of Commerce degree with a major in finance. Ms. Wong provides strong international expansion and growth expertise, as well as executive and business operation skills, to our board of directors.
Jennifer Davis, Director

Ms. Davis has served as a member of our board of directors since September 2023. Ms. Davis is a partner in Bain Capital’s North American Private Equity team, where she helps lead the firm’s investments in the consumer and retail sectors. Prior to joining Bain Capital in 2022, Ms. Davis spent 19 years at Goldman Sachs and was a partner in Consumer/Retail Investment Banking where she served as Head of Retail Investment Banking and Head of Consumer/Retail Client Coverage. Ms. Davis is a member of the Board of Directors of 1440 Foods, Bob’s Discount Furniture and The Opportunity Network, an education-focused non-profit focused on increasing opportunity and access for potential students from historically underrepresented communities, and is also a member of the Board of Trustees of Cornell University. Ms. Davis holds an MBA from the Harvard Business School and a BS from Cornell University.
Gary Saage, Director
Mr. Saage has served as a member of our board of directors since September 2023. Mr. Saage is a financial executive with over 35 years of relevant experience. After four years with Coopers & Lybrand in New York, Mr. Saage joined Cartier in 1988 ultimately holding the Chief Operating Officer position until 2001. After four years in London working for Alfred Dunhill Limited as Chief Operating Officer he moved to Geneva, taking up the role of Group Chief Financial Officer for Compagnie Financiere Richemont. Mr. Saage has served on the Board of Directors for Richemont, Peter Millar, Net-A-Porter and Yoox Net a Porter. Gary is a Certified Public Accountant and earned his Bachelor of Science in Accounting from Fairleigh Dickinson University.
B. Compensation
Board of Director Compensation
Only the company’s directors who are not related to our significant shareholders (referred to herein as the “external directors”), being Mses. Chiquet, Butts and Wong and Messrs. Armstrong, Davison, Gunn and Saage received compensation in respect of fiscal 2025 for their service on our board of directors. Messrs. Reiss and Cotton and Ms. Davis do not receive any compensation as directors of the company. Mr. Reiss’ compensation for serving as Chairman and Chief Executive Officer is included with that of the other named executive officers. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Mses. Chiquet, Butts and Wong and Messrs. Davison, Armstrong, Gunn and Saage in respect of fiscal 2025:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All other compensation ($)(4)	Total ($)
John Davison	166,930	102,264	34,091	—	303,285
Stephen Gunn	139,108	102,264	34,091	—	275,463
Maureen Chiquet	121,720	102,264	34,091	347,771	605,846
Jodi Butts	142,586	102,264	34,091	—	278,941
Michael D. Armstrong	142,586	102,264	34,091	—	278,941
Belinda Wong	104,331	102,264	34,091	—	240,686
Gary Saage	121,720	102,264	34,091	—	258,075
(1)    Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.39 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.

(2)    Amount shown reflects the grant date fair value of restricted share unit (“RSU”) and performance share unit (“PSU”) awards granted to Messrs. Davison, Gunn, Saage and Armstrong and Mses. Chiquet, Butts and Wong in fiscal 2025. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(3)    Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Davison, Gunn, Saage and Armstrong and Mses. Chiquet, Butts and Wong in fiscal 2025. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)    Amounts under “All other compensation” paid in U.S. dollars converted at the same exchange rate of USD1.00 to $1.39. Amount shown reflects compensation awarded to Ms. Chiquet in fiscal 2025 pursuant to her consulting agreement with the Company, dated April 24, 2023.
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
On May 28, 2024, (i) each of Messrs. Davison, Gunn, Armstrong and Saage and Mses. Chiquet, Butts and Wong was granted an award of 5,306 options to purchase our subordinate voting shares (“Options”) under the Omnibus Plan. The Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date. The Options have an exercise price of $18.98 per share and expire on May 28, 2034.
On May 28, 2024, (i) each of Messrs. Davison, Gunn, Armstrong and Saage and Mses. Chiquet, Butts and Wong was granted an award of 1,796 RSUs under the Omnibus Plan. The RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date.
On May 28, 2024, (i) each of Messrs. Davison, Gunn, Armstrong and Saage and Mses. Chiquet, Butts and Wong was granted an award of 3,592 PSUs under the Omnibus Plan. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted.
Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our executive compensation framework, which consisted of the following elements for fiscal 2025: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.

Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our Chairman and Chief Executive Officer, Dani Reiss; our Chief Financial Officer, Neil Bowden; and our three most highly compensated executive officers (other than Messrs. Reiss and Bowden) who were serving as executive officers on March 30, 2025, being the last day of fiscal 2025. They are Carrie Baker, our President, Brand and Commercial; Jonathan Sinclair, our President, Asia Pacific; and Juliette Streichenberger, our President, Canada Goose International AG and Europe, the Middle East and Africa. Messrs. Reiss, Bowden, and Sinclair and Mses. Baker and Streichenberger are referred to collectively in this Annual Report as our “named executive officers”.
The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers in respect of fiscal 2025:

Name and principal position	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	All other compensation ($)(5)	Total compensation ($)
Dani Reiss, Chairman and Chief Executive Officer	1,409,942	1,158,746	4,213,617	1,404,537	137,873	8,324,715
Neil Bowden, Chief Financial Officer	501,923	154,688	375,007	424,998	42,715	1,499,331
Carrie Baker, President, Brand and Commercial	602,308	268,125	562,510	737,501	21,242	2,191,686
Jonathan Sinclair, President, Asia Pacific(6)	859,855	278,212	506,234	168,741	349,176	2,162,218
Juliette Streichenberger, President, Canada Goose International AG and Europe, the Middle East and Africa(7)	804,092	182,959	458,880	152,961	172,848	1,771,740
(1)Amounts shown reflect the salaries earned by the named executive officers in fiscal 2025.
(2)Amounts shown reflect the bonuses earned by our named executive officers, in respect of fiscal 2025 (see “Bonus” below).
(3)Amounts shown reflect the grant date fair value of RSU and PSU awards granted to Messrs. Reiss, Bowden and Sinclair and Mses. Baker and Streichenberger in fiscal 2025. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)Amounts shown reflect the grant date fair value of Options granted to Messrs. Reiss, Bowden and Sinclair and Mses. Baker and Streichenberger in fiscal 2025. The values were determined in accordance with IFRS 2 “Share-based Payment”.
(5)For more detail on the amounts included in this column, see “All Other Compensation - Benefits and Perquisites” below.
(6)Salary paid in pounds sterling converted at an exchange rate of GBP1.00 to $1.77 which is an average rate determined in accordance with the company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in pounds sterling converted at the same exchange rate of GBP1.00 to $1.77. Bonus was calculated on salary in pounds sterling and will be paid in pounds sterling converted at an exchange rate of GBP1.00 to $1.85, which is the closing rate as of March 30, 2025 determined in accordance with the company’s policies.

(7)Salary paid in Swiss francs converted at an exchange rate of CHF1.00 to $1.57 which is an average rate determined in accordance with the company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in Swiss francs converted at the same exchange rate of CHF1.00 to $1.57. Bonus was calculated on salary in Swiss francs and will be paid in Swiss francs converted at an exchange rate of CHF1.00 to $1.62, which is the closing rate as of March 30, 2025 determined in accordance with the company’s policies.
Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels are established based on a range of factors, including peer company compensation, the executive’s role, responsibilities and prior experience and the overall market demand for the executive. During fiscal 2025, Mr. Reiss’ annual base salary was $1,404,540, Mr. Bowden’s annual base salary was $500,000, Ms. Baker’s annual base salary was $600,000, Mr. Sinclair’s annual base salary was GBP472,770, and Ms. Streichenberger’s salary was CHF500,000.
Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the Company. Fiscal 2025 bonuses earned by Messrs. Reiss, Bowden and Sinclair and Mses. Baker and Streichenberger are reflected in the compensation table above.
For fiscal 2025, Mr. Reiss was eligible to earn a target annual bonus equal to 150% of his base salary (“Reiss Bonus Target”), based on achievement of the fiscal 2025 global EBIT target (the “Global EBIT Target”). The payout of Mr. Reiss’s bonus is eligible to be earned at 100% of the Reiss Bonus Target upon achievement of 100% of Global EBIT Target. Our board of directors determined that Mr. Reiss earned a fiscal 2025 bonus of 55% of the Reiss Bonus Target based on achievement above the Global EBIT Target in fiscal 2025. The bonus will be paid entirely in cash.
Mr. Bowden was eligible to earn an annual bonus for fiscal 2025 targeted at 45% of his respective annual base salary, Ms. Baker was eligible to earn an annual bonus for fiscal 2025 targeted at 65% of her respective annual base salary, and Mr. Sinclair and Ms. Streichenberger were eligible to earn annual bonuses for fiscal 2025 targeted at 40% of their respective annual base salary. For all of our named executive officers (other than Mr. Reiss), target EBIT for purposes of our fiscal 2025 annual bonus plan was determined the same as for Mr. Reiss (being the Global EBIT Target). Achievement above the Global EBIT Target can result in bonus being earned above 100% of target annual bonus. Mr. Bowden and Ms. Baker were determined to earn fiscal 2025 bonuses each equal to 68% of their respective target annual bonuses based on achievement above the Global EBIT Target. Mr. Sinclair was determined to earn a fiscal 2025 bonus of 81% of his target annual bonus and Ms. Streichenberger was determined to earn a fiscal 2025 bonus of 57% of her target annual bonus, each based on achievement above the Global EBIT Target. The bonuses will be paid entirely in cash.
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
Under his employment agreement, effective March 1, 2024, Mr. Bowden is entitled to an annual base salary of $500,000, subject to annual review. Mr. Bowden is also eligible for an annual incentive bonus targeted at 45% of his annual base salary. Mr. Bowden’s employment agreement also provides for an annual equity grant to Mr. Bowden under our long-term equity incentive plan, equal to 100% of his annual base salary.
Under her employment agreement, effective March 1, 2024, Ms. Baker is entitled to an annual base salary of $600,000, subject to annual review. Ms. Baker is also eligible for an annual incentive bonus targeted at 65% of her annual base salary. Ms. Baker’s employment agreement also provides for an annual equity grant to Ms. Baker under our long-term equity incentive plan, equal to 125% of her annual base salary.
Under his employment agreement, effective October 31, 2023, Mr. Sinclair is entitled to an annual base salary of GBP472,770, subject to annual review. Mr. Sinclair is also eligible for an annual incentive bonus targeted at 40% of his annual base salary. The employment agreement also provided for a one time special restricted share unit grant, subject to the achievement of certain performance metrics during fiscal 2025 and fiscal 2026, and the approval of the Toronto Stock Exchange, with a value equal to his annual base salary as at the date of grant and vesting over three annual installments. Mr. Sinclair’s employment agreement also provides for an annual equity grant to Mr. Sinclair under our long-term equity incentive plan, equal to 80% of his annual base salary. In connection with Mr. Sinclair’s overseas assignment, Mr. Sinclair’s employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under her employment agreement, effective March 1, 2023, Ms. Streichenberger is entitled to an annual base salary of CHF500,000, subject to annual review. Ms. Streichenberger is also eligible for an annual incentive bonus targeted at 40% of her annual base salary. The employment agreement also provided for a signing bonus in the form of a cash amount of CHF75,000, less applicable withholdings, paid to Ms. Streichenberger on her start date. Ms. Streichenberger’s employment agreement also provides for an annual equity grant to Ms. Streichenberger under our long-term equity incentive plan, equal to 80% of her annual base salary. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.

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
If Mr. Bowden’s employment were terminated by us without cause, he would be entitled to 12 months’ notice, or pay in lieu of notice and benefit continuation for 12 months following such termination of employment.
If Ms. Baker’s employment were terminated by us without cause, she would be entitled to 10 months’ notice, or pay in lieu of notice and benefit continuation for 10 months following such termination of employment.
If Mr. Sinclair’s employment were terminated by us without cause, he would be entitled to 12 months’ notice, or pay in lieu of notice and benefit continuation for 12 months following such termination of employment.
If Ms. Streichenberger’s employment were terminated by us without cause, she would be entitled to 6 months’ notice, or pay in lieu of notice and benefit continuation for 6 months following such termination of employment.
Equity-Based Compensation
On May 28, 2024, Messrs. Reiss, Bowden and Sinclair and Mses. Baker and Streichenberger were granted 218,604, 63,565, 26,263, 29,183 and 23,807 Options, respectively. One-fourth of each Option award will vest on each of May 28, 2025, May 28, 2026, May 28, 2027 and May 28, 2028, subject to the executive’s continued employment with us through the applicable vesting date.
On August 19, 2024, Mr. Bowden and Ms. Baker were granted 63,565 and 116,536 Options, respectively. One-fourth of each Option award will vest on each of August 19, 2025, August 19, 2026, August 19, 2027 and August 19, 2028, subject to the executive’s continued employment with us through the applicable vesting date.
On May 28, 2024, Messrs. Reiss, Bowden and Sinclair and Mses. Baker and Streichenberger were granted 74,001, 6,586, 8,891, 9,879 and 8,059 RSUs, respectively. One-third of these RSUs vest on each of May 28, 2025, May 28, 2026 and May 28, 2027, subject to the executive’s continued employment with us through the applicable vesting date.
On May 28, 2024, Messrs. Reiss, Bowden and Sinclair and Mses. Baker and Streichenberger were granted 148,002, 13,172, 17,781, 19,758 and 16,118 PSUs, respectively. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted.

The following table sets forth information regarding equity awards held by our named executive officers as of March 30, 2025:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)
Dani Reiss(1)(2)(3)	72,297	—	—	83.53	6/26/2028	—	—
	191,319	—	—	63.03	4/3/2029	—	—
	262,566	—	—	33.97	6/12/2030	—	—
	250,000	—	—	50.00	6/12/2030	—	—
	192,678	64,227	—	48.93	6/2/2031	—	—
	257,779	257,780	—	24.64	5/31/2032	—	—
	45,849	137,548	—	22.24	5/31/2033	—	—
	—	218,604	—	18.98	5/28/2034	—	—
	—	—	—	—	—	18,264	215,150
	—	—	—	—	—	123,831	1,458,729
	—	—	—	—	—	41,277	486,243
	—	—	—	—	—	148,002	1,743,464
	—	—	—	—	—	74,001	871,732
Neil Bowden(4)(5)(6)	4,474	—	—	30.73	6/1/2027	—	—
	1,717	—	—	83.53	6/26/2028	—	—
	3,578	—	—	63.03	4/3/2029	—	—
	11,754	—	—	33.97	6/12/2030	—	—
	6,168	2,056	—	48.93	6/2/2031	—	—
	8,354	8,354	—	24.64	5/31/2032	—	—
	1,602	4,808	—	22.24	5/31/2033	—	—
	—	19,455	—	18.98	5/28/2034	—	—
	—	63,565	—	14.39	8/19/2034	—	—
	—	—	—	—	—	592	6,974
	—	—	—	—	—	4,328	50,984
	—	—	—	—	—	1,443	16,999
	—	—	—	—	—	13,172	155,166
	—	—	—	—	—	6,586	77,583

Carrie Baker(7)(8)(9)	3,289	—	—	30.73	6/1/2027	—	—
	7,953	—	—	83.53	6/26/2028	—	—
	14,517	—	—	63.03	4/3/2029	—	—
	26,839	—	—	33.97	6/12/2030	—	—
	12,531	4,178	—	48.93	6/2/2031	—	—
	25,062	25,062	—	24.64	5/31/2032	—	—
	4,661	13,985	—	22.24	5/31/2033	—	—
	—	29,183	—	18.98	5/28/2034	—	—
	—	116,536	—	14.39	8/19/2034	—	—
	—	—	—	—	—	1,776	20,921
	—	—	—	—	—	12,590	148,310
	—	—	—	—	—	4,197	49,441
	—	—	—	—	—	19,758	232,749
	—	—	—	—	—	9,879	116,375
Jonathan Sinclair(10)(11)(12)	35,396	—	—	83.53	6/26/2028	—	—
	31,975	—	—	63.03	4/3/2029	—	—
	56,164	—	—	33.97	6/12/2030	—	—
	30,507	10,170	—	48.93	6/2/2031	—	—
	35,436	35,438	—	24.64	5/31/2032	—	—
	6,608	19,827	—	22.24	5/31/2033	—	—
	—	26,263	—	18.98	5/28/2034	—	—
	—	—	—	—	—	2,511	29,580
	—	—	—	—	—	17,849	210,261
	—	—	—	—	—	5,950	70,091
	—	—	—	—	—	17,781	209,460
	—	—	—	—	—	8,891	104,736
Juliette Streichenberger (13)(14)(15)	5,007	15,024	—	22.24	5/31/2033	—	—
	—	23,807	—	18.98	5/28/2034	—	—
	—	—	—	—	—	13,525	159,325
	—	—	—	—	—	4,509	53,116
	—	—	—	—	—	16,118	189,870
	—	—	—	—	—	8,059	94,935
(1)Mr. Reiss was granted 105,263 Options on June 1, 2017, 72,297 Options on June 26, 2018, 191,319 Options on April 3, 2019, 600,088 Options on June 12, 2020, 256,905 Options on June 2, 2021, 515,559 Options on May 31, 2022, 183,397 Options on May 29, 2023 and 218,604 Options on May 28, 2024. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(2)Mr. Reiss was granted 31,680 RSUs on June 12, 2020, 64,025 RSUs on June 2, 2021, 54,791 RSUs on May 31, 2022, 61,915 RSUs on May 29, 2023 and 74,001 RSUs on May 28, 2024. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Reiss’ RSUs was calculated by multiplying the number of RSUs subject to his award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.

(3)Mr. Reiss was granted 123,831 PSUs May 29, 2023 and 148,002 PSUs on May 28, 2024. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Mr. Reiss’ PSUs was calculated by multiplying the number of PSUs subject to his award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
(4)Mr. Bowden was granted 4,474 Options on June 1, 2017, 1,717 Options on June 26, 2018, 3,578 Options on April 3, 2019, 11,754 options on June 12, 2020, 8,224 Options on June 2, 2021, 16,708 Options on May 31, 2022, 6,410 Options on May 29, 2023, 19,455 Options on May 28, 2024 and 63,565 Options on August 19, 2024. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(5)Mr. Bowden was granted 507 RSUs on June 7, 2019, 1,084 RSUs on June 12, 2020, 1,265 RSUs on June 2, 2021, 1,776 RSUs on May 31, 2022, 2,164 RSUs on May 29, 2023 and 6,586 on May 28, 2024. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Bowden’s RSUs was calculated by multiplying the number of RSUs subject to his award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
(6)Mr. Bowden was granted 4,328 PSUs May 29, 2023 and 13,172 PSUs on May 28, 2024. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Mr. Bowden’s PSUs was calculated by multiplying the number of PSUs subject to his award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
(7)Ms. Baker was granted 3,289 Options on June 1, 2017, 7,953 Options on June 26, 2018, 14,517 Options on April 3, 2019, 26,839 Options on June 12, 2020, 16,709 Options on June 2, 2021, 50,124 Options on May 31, 2022, 18,646 Options on May 29, 2023, 29,183 Options on May 28, 2024 and 116,536 Options on August 19, 2024. Her Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(8)Ms Baker was granted was granted 2,355 RSUs on June 12, 2020, 3,321 RSUs on June 2, 2021, 5,327 RSUs on May 31, 2022, 6,295 RSUs on May 29, 2023 and 9,879 RSUs on May 28, 2024. Her RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Ms. Baker’s RSUs was calculated by multiplying the number of RSUs subject to her award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
(9)Ms. Baker was granted 12,590 PSUs May 29, 2023 and 19,758 PSUs on May 28, 2024. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Ms. Baker’s PSUs was calculated by multiplying the number of PSUs subject to his award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
(10)Mr. Sinclair was granted 35,396 Options on June 26, 2018, 31,975 Options on April 3, 2019, 70,706 Options on June 12, 2020, 40,677 Options on June 2, 2021, 70,874 Options on May 31, 2022, 26,435 Options on May 29, 2023 and 26,263 Options on May 28, 2024. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(11)Mr. Sinclair was granted 10,650 RSUs on July 5, 2018, 5,733 RSUs on June 12, 2020, 7,674 RSUs on June 2, 2021, 7,532 RSUs on May 31, 2022, 8,924 RSUs on May 29, 2023 and 8,891 RSUs on May 28, 2024. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sinclair’s RSUs was calculated by multiplying the number of RSUs subject to his award by $11.78, which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
(12)Mr. Sinclair was granted 17,849 PSUs May 29, 2023 and 17,781 PSUs on May 28, 2024. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Mr. Sinclair’s PSUs was calculated by multiplying the number of PSUs subject to his award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
(13)Ms. Streichenberger was granted 20,031 Options on May 29, 2023 and 23,807 Options on May 28, 2024. Her Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(14)Ms. Streichenberger was granted 6,763 RSUs on May 29, 2023 and 8,059 RSUs on May 28, 2024. Her RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Ms. Streichenberger’s RSUs was calculated by multiplying the number of RSUs subject to her award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
(15)Ms. Streichenberger was granted 13,525 PSUs May 29, 2023 and 16,118 PSUs on May 28, 2024. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Ms. Streichenberger’s PSUs was calculated by multiplying the number of PSUs subject to his award by $11.78 which was the closing price of our subordinate voting shares on the TSX on March 28, 2025, the last trading day of fiscal 2025.
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
Our named executive officers received additional benefits and perquisites pursuant to the terms of their employment with us, including for Mr. Sinclair with respect to benefits and perquisites related to his overseas assignment. In fiscal 2025, (1) each of our named executive officers received company-paid personal insurance premiums, and Messrs. Reiss, Bowden and Sinclair and Ms. Baker also received supplemental health coverage; (2) each of our named executive officers received complimentary jackets and/or other Canada Goose products; (3) Mr. Sinclair received a relocation allowance as a direct result from of Mr. Sinclair’s assignment in Greater China; and (5) Ms. Streichenberger received a childcare allowance and contributions to the defined benefit pension plan membership in Switzerland.
Retirement Plans
In fiscal 2025, none of our named executive officers participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. In fiscal 2025, we did not make any contributions to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. on behalf of our named executive officers and we did not otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our named executive officers pursuant to retirement plans sponsored by the company. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
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
Director Term Limits and Other Mechanisms of Board Renewal
Our board of directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the nominating and governance committee of our board of directors develop appropriate qualifications and criteria for our board of directors as a whole and for individual directors. In accordance with its mandate, the nominating and governance committee oversees a process for the assessment of our board of directors, each committee and individual director regarding his, her or its effectiveness and contribution, and also reports evaluation results to our board of directors. It is further the responsibility of the nominating and governance committee to develop a succession plan for the board of directors, including maintaining a list of qualified candidates for director positions. The company is not in the practice of providing any severance benefits to directors upon termination of service.
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
D. Employees
As of March 30, 2025, March 31, 2024, and April 2, 2023, we had 3,942, 4,216, and 4,691 employees, including both full-time and part-time employees however excluding temporary employees and those on leave. The Company amended the classification of employees by function and comparative figures have been reclassified to conform with the current year presentation. The number of employees by function as of the end of the period for our fiscal years ended March 30, 2025, March 31, 2024, and April 2, 2023 was as follows:

	March 30, 2025	March 31, 2024	April 2, 2023
By Function:
Canadian manufacturing	2,235	2,595	2,943
Selling and retail	1,103	996	826
Corporate head offices	604	625	922
Total	3,942	4,216	4,353
As of March 30, 2025, the Company has 220 temporary employees and 267 employees who are on leave for maternity, medical, disability and/or unpaid leave. The increase in the number of selling and retail employees was primarily due to the expansion of our DTC retail store network. The decrease in the number of Canadian manufacturing and corporate head office employees was primarily due to the Transformation Program.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of May 5, 2025, by:
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
The percentage of voting shares beneficially owned is computed on the basis of 45,830,391 subordinate voting shares and 51,004,076 multiple voting shares outstanding as of May 5, 2025.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
Entities affiliated with Bain Capital Investors, LLC(1)	—	—	30,873,742	60.5%
Dani Reiss(2)	1,760,802	3.8%	20,130,334	39.5%
FMR(3)	5,782,631	12.6%	—	—
Morgan Stanley(4)	4,062,766	8.9%	—	—
MFS(5)	2,820,722	6.2%	—	—
PCM(6)	2,671,192	5.8%	—	—
Ameriprise(7)	2,495,808	5.4%	—	—
Named executive officers and directors:
Jodi Butts	63,336	*	—	—
Maureen Chiquet	83,566	*	—	—
Ryan Cotton (9)	—	—%	—	—
Jennifer Davis(9)	—	—%	—	—
Stephen Gunn	96,011	*	—	—
John Davison	87,349	*	—	—
Michael D. Armstrong	22,609	*	—	—
Gary Saage	10,789	*	—	—
Belinda Wong	14,719	*	—	—
Neil Bowden	55,589	*	—	—
Carrie Baker	151,920	*	—	—
Jonathan Sinclair	246,062	*	—	—
Juliette Streichenberger	23,160	*	—	—
        * Less than 1%
(1)Includes 10,773,742 multiple voting shares registered in the name of Bain Capital Integral Investors 2008, L.P. (“Integral 2008”) and 20,100,000 Multiple Voting Shares registered in the name of BCPE Fund X Goose Borrower Holdings, L.P. (together with Integral 2008, the “Bain Capital Entities”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of each of the Bain Capital Entities. As a result, BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entities. Voting and investment decisions with respect to the shares held by the Bain Capital Entities are made by the managing directors of BCI, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of each of the Bain Capital Entities is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)Includes multiple voting shares registered in the name of DTR LLC, an entity indirectly controlled by Dani Reiss. Based on information available to us.
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
(4)Based on information obtained from Schedule 13G/A filed by Morgan Stanley and its affiliates (“Morgan Stanley”) on November 6, 2024. According to that report, Morgan Stanley possesses sole power to vote or to direct the voting of none of such shares and possesses shared power to vote or to direct the voting of 3,595,796 of such shares and possesses sole power to dispose or to direct the disposition of none of such shares and possesses shared power to dispose or to direct the disposition of 4,062,766 of such shares. In addition, according to that report, Morgan Stanley’s business address is 1585 Broadway, New York, NY 10036.
(5)Based on information obtained from Schedule 13G/A filed by Massachusetts Financial Services Company (“MFS”) on November 12, 2024. According to that report, MFS possesses sole power to vote or to direct the voting of 2,820,722 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 2,820,722 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, MFS’s business address is 111 Huntington Avenue, Boston, MA 02199.
(6)Based on information obtained from Schedule 13G/A filed by Patient Capital Management, LLC (“PCM”) on April 24, 2025. According to that report, PCM possesses sole power to vote or to direct the voting of 2,671,192 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 2,671,192 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, PCM’s business address is One South Street, Suite 2550, Baltimore, MD 21202.
(7)Based on information obtained from Schedule 13G/A filed by Ameriprise Financial, Inc. (“Ameriprise”) on November 14, 2024. According to that report, Ameriprise possesses sole power to vote or to direct the voting of 2,493,922 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 2,495,808 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, Ameriprise’s business address is 145 Ameriprise Financial Center, Minneapolis, MN 55474.
(8)Does not include shares held by the Bain Capital Entities. Mr. Cotton is a Managing Director of BCI and Ms. Davis is a Partner of BCI, and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Cotton and Ms. Davis is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
Significant Changes in Ownership
We are not aware of significant changes in ownership of our multiple voting shares and subordinate voting shares during fiscal 2025.

Voting Rights
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares held in the United States (and outside of the United States) are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote.
U.S. Shareholders. On March 30, 2025, we had 4 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 20,242,914 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.
Controlled Company
We are currently controlled by Bain Capital. As of March 30, 2025, Bain Capital indirectly beneficially owns approximately 60.5% of our outstanding multiple voting shares, or approximately 55.5% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
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

All costs and expenses associated with any demand registration or “piggy-back” registration will be borne by us, other than underwriting discounts, commissions and transfer taxes, if any, attributable to the sale of the subordinate voting shares (including following the conversion of multiple voting shares) by the applicable selling shareholder. We will also be required to provide indemnification and contribution for the benefit of Bain Capital and DTR LLC and their respective affiliates and representatives in connection with any demand registration or “piggy-back” registration.
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
Other Related Party Transactions
During fiscal 2025, the company contributed approximately $0.7m to Polar Bears International, a charitable organization for which our Chairman and Chief Executive Officer, Dani Reiss, serves as a board member. The company also paid the Baffin vendor and related entities, which continue to be controlled by Paul Hubner, a member of management of the company, approximately $0.4m for lease costs associated with the Baffin manufacturing facility and other operating costs.
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
A mediation took place in fiscal 2024 in connection with a previously served notice of arbitration from a former supplier of the Company, seeking damages for breach of contract and for the unlawful means tort in connection with termination of a supply agreement. The claim also asserts that disclosure by the Company of information relating to the sourcing and traceability of its products constituted unlawful acts harmful to the former supplier. Such mediation did not result in a settlement of any issues and claims, and the parties proceeded with arbitration hearings to adjudicate the claims and are currently awaiting the arbitrator’s final decision. The Company believes it has strong defences to the claim and consequently has not recorded a provision in the financial statements. However, if the arbitration is resolved in favour of the former supplier, the obligation could have a significant impact on the Company’s financial statements and results of operations.

A.8    Dividend Policy
Our board of directors does not currently intend to pay dividends on our subordinate voting shares or multiple voting shares. We currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. From time to time, we may engage in share repurchase, subject to market conditions. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Currently, the provisions of our senior secured credit facilities place certain limitations on the amount of cash dividends that our main operating subsidiary can pay.
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
Number of shares required to be owned by a director. Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors. To align the economic interests of directors with those of our shareholders, directors are granted share-based compensation on an annual basis for their services and are further encouraged to purchase securities of the company. Moreover, the company has adopted director share ownership guidelines for non-executive directors, which are set at two times (2x) each director’s annual retainer, such ownership requirement to be progressively achieved over a period of five years from the later of (i) each external director's appointment to the board of directors, or (ii) the date the share ownership guidelines became effective (i.e., January 1, 2020). The director share ownership requirement can be satisfied through the ownership of shares directly owned, vested in-the-money stock options and restricted share units. For clarity, the director share ownership requirements do not apply to Mr. Reiss, our Chairman and Chief Executive Officer, nor to Mr. Cotton and Ms. Davis, due to their relations with BCI.
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
Certain Amendments and Change of Control
In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our articles from time to time in effect, but subject to the provisions of our articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of our shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to our articles that provides that any multiple voting shares sold or transferred to a Person (as defined therein) that is not a Permitted Holder (as defined therein) shall be automatically converted into subordinate voting shares.
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
Shareholder Meetings
Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every calendar year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside of British Columbia.
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
Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the meeting of shareholders; provided, that if the first public announcement of the date of the meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided further that, in either instance, if notice-and-access (as defined in National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.
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
Revolving Facility Credit Agreement
On June 3, 2016, Canada Goose Holdings Inc. and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a senior secured asset-based revolving facility (the “Revolving Facility”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. A copy of the Revolving Facility Credit Agreement is included as Exhibit 10.3 to the company’s Registration Statement on Form F-1, as amended (File No. 333-216078), filed with the SEC on February 15, 2017, and is incorporated by reference herein. As amended through the date hereof, the amended Revolving Facility consists of the existing Revolving Facility with a reduced commitment in the amount of $417.5m with a seasonal increase of up to $467.5m during the peak season (being June 1 through November 30), and a first-in, last-out (“FILO”) Revolving Facility in the amount of $50.0m. Borrowings under the existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts will be drawn in priority of the FILO Revolving Facility. Amounts drawn on the FILO Revolving Facility are subject to an interest rate charge that is 2.00% higher than the existing Revolving Facility. The FILO Revolving Facility matured on May 25, 2021 and upon maturity, the credit commitments on the existing Revolving Facility were restored. On May 15, 2023, the company entered into an amendment to the Revolving Facility. Following the amendment, the Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier) and the term has been extended to May 15, 2028, which was previously expiring on June 3, 2024. On June 28, 2024, the Company entered into amendments to its Revolving Facility to transition from the Canadian Dollar Offered interest benchmarks to the CORRA.

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
On April 9, 2021, the company entered into an amendment (the “2021 Term Loan Amendment”) to the Term Loan Credit Agreement. The term loans issued in connection with the 2021 Term Loan Amendment (the “2021 Refinancing Term Loans”) were used, in part, to refinance in full all of the existing term loans outstanding under the Term Loan Credit Agreement. The interest rates for the 2021 Refinancing Term Loans are LIBOR plus an applicable margin of 3.50%, payable quarterly in arrears.
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
Cash Dividends and Other Distributions
As described in Item 8.A.8 above, we currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. However, to the extent there are any distributions made with respect to our subordinate voting shares, subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to treat distributions received with respect to its subordinate voting shares (including the amount of Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its subordinate voting shares and, thereafter, as capital gain recognized on a sale or exchange of such subordinate voting shares. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to our subordinate voting shares will constitute ordinary dividend income. Dividends paid on the subordinate voting shares will not be eligible for the dividends received deduction allowed to U.S. corporations.
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
Special rules may apply to any “extraordinary dividend,” which is generally a dividend paid by us in an amount that is equal to or in excess of 10 percent of a U.S. Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our subordinate voting shares. If we pay an “extraordinary dividend” on our subordinate voting shares that is treated as “qualified dividend income,” then any loss derived by a non-corporate U.S. Holder from the sale or exchange of such subordinate voting shares will be treated as long-term capital loss to the extent of such dividend.
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

If we are a PFIC for any taxable year during a U.S. Holder’s holding period for our subordinate voting shares and any of our non-United States subsidiaries or other corporate entities in which we directly or indirectly own equity interests is also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States entity classified as a PFIC (each such entity, a “lower-tier PFIC”) for purposes of the application of these rules. U.S. Holders should consult their tax advisor regarding the application of the PFIC rules to any of our lower tier PFICs.
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
Reporting Requirements and Backup Withholding
Information reporting to the IRS generally will be required with respect to payments on the subordinate voting shares and proceeds of the sale, exchange or redemption of the subordinate voting shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (or if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
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
Generally, the subordinate voting shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the subordinate voting shares are listed at that time on a “designated stock exchange” (as defined in the Tax Act), which includes the NYSE and the TSX, unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-

Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of our capital stock, and (ii) more than 50% of the fair market value of the subordinate voting shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, subordinate voting shares could be deemed to be “taxable Canadian property.” Non-Canadian Holders whose subordinate voting shares may constitute “taxable Canadian property” should consult their own tax advisors.
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
See Annual Consolidated Financial Statements. – “Report of Independent Registered Public Accounting Firm”.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee is comprised of Messrs. Stephen Gunn, John Davison and Gary Saage, with Mr. Davison serving as chairman of the committee. Messrs. Gunn, Davison and Saage each meet the independence requirements under the rules of the NYSE and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Davison is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. For information relating to qualifications and experience of each audit committee member, see Item 6 - “Directors, Senior Management and Employees”.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC. Our code of ethics is available on our website at https://investor.canadagoose.com/corporate-governance/governance-overview. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP (PCAOB ID No. 1208) for certain services rendered to our company during fiscal 2025 and fiscal 2024.

	Year ended
CAD $ millions	March 30, 2025	March 31, 2024
Audit fees(1)	4.5	4.3
Audit-related fees(2)	0.2	0.2
Tax fees(3)	1.2	3.0
All other fees(4)	—	—
Total	5.9	7.5
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Shares (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2024 to March 30, 2025	Nil	Nil	Nil	Nil
(1) On November 19, 2024, the company announced the authorization of a normal course issuer bid to purchase for cancellation up to 4,556,841 subordinate voting shares of the company over the 12-month period commencing on November 22, 2024, and ending no later than November 21, 2025.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
The listing rules of the NYSE (the “NYSE Listing Rules”), include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exceptions requires that we disclose any significant ways that our corporate governance practices differ from the NYSE Listing Rules that we do not follow. We are currently a “controlled company,” as defined in the NYSE Listing Rules. Upon ceasing to be a “controlled company,” as a foreign private issuer, we intend to continue to follow Canadian corporate governance practices and TSX rules in lieu of the corporate governance requirements of the NYSE in respect of the following:
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
There were no cybersecurity incidents during the year ended March 30, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.
Governance
Our cybersecurity risk management program is overseen by our Chief Digital and Information Officer (“CDO”) and our Chief Technology Officer (“CTO”). The CDO and CTO assist the Board of Directors and our senior leadership team in fulfilling their responsibilities for cybersecurity governance, approval and oversight through the periodic reporting and review of security strategy and risk management practices. The company’s current CDO has over twenty years of experience in e-commerce, digital experience and strategy, information technology, and social and omnichannel. He has held several digital marketing leadership roles across a variety of organizations. Our current CTO has over twenty years of experience in information security, and her background includes technical experience, strategy and architecture focused roles, cyber and threat experience, and various leadership roles. Our cybersecurity risk management program is integrated into our overall risk management processes and shares common reporting channels and governance processes that apply across the enterprise to other legal, compliance, strategic, operational, and financial risk governance programs.
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
The Audit Committee and the Board meet periodically with relevant members of management, including the CDO and CTO, who provide reports on cybersecurity matters including, among others: recent external cybersecurity threats and attack trends; updates to threat monitoring processes; the composition of our cybersecurity team; cybersecurity awareness training and stress testing; cybersecurity strategy; cybersecurity metrics, assessments and peer ratings; and cybersecurity programs. The Audit Committee has also directed management to inform the committee promptly and, when appropriate the Board, of any investigation of a material cybersecurity incident. Where an update has not been provided directly to the Board, the Audit Committee provides the full Board with updates on cybersecurity risks and incidents and other matters as needed, and reports to the Board on an ad hoc basis with respect to material incidents and other developments that the Audit Committee believes should have the Board of directors’ consideration. The Audit Committee, the Board, and third party advisors and experts, may meet with the company’s external advisors on cybersecurity matters, as appropriate.

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
Date: May 21, 2025

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
March 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the "Company") as of March 30, 2025 and March 31, 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 30, 2025, and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 30, 2025 and March 31, 2024 and its financial performance and its cash flows for each of the three years in the period ended March 30, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 20, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Inventory comprises raw materials, work-in-process and finished goods and is carried at the lower of cost and net realizable value. In determining net realizable value, the Company uses estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future selling prices, seasonality and costs necessary to complete the sale. As a result of management’s analysis, included in inventory are provisions for obsolete inventory.
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
May 20, 2025

We have served as the Company's auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of March 30, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 30, 2025, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 30, 2025, of the Company and our report dated May 20, 2025, expressed an unqualified opinion on those financial statements.
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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 20, 2025

Consolidated Statements of Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	March 30, 2025	March 31, 2024	April 2, 2023
		$	$	$
Revenue	6	1,348.4	1,333.8	1,217.0
Cost of sales	10	405.3	416.4	401.8
Gross profit		943.1	917.4	815.2
Selling, general & administrative expenses	11, 12, 13	779.0	792.9	667.6
Operating income	6	164.1	124.5	147.6
Net interest, finance and other costs	17	36.0	48.8	54.1
Income before income taxes		128.1	75.7	93.5
Income tax expense	7	24.5	17.6	24.6
Net income		103.6	58.1	68.9

Attributable to:
Shareholders of the Company		94.8	58.4	72.7
Non-controlling interest		8.8	(0.3)	(3.8)
Net income		103.6	58.1	68.9

Earnings per share attributable to shareholders of the Company
Basic	8	$0.98	$0.58	$0.69
Diluted	8	$0.97	$0.57	$0.69
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	March 30, 2025	March 31, 2024	April 2, 2023
		$	$	$
Net income		103.6	58.1	68.9

Other comprehensive income
Items that will not be reclassified to earnings, net of tax:
Actuarial (loss) gain on post-employment obligation		(0.6)	—	0.6
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)		25.5	(0.2)	16.1
Net (loss) gain on derivatives designated as cash flow hedges	22	(13.3)	(0.5)	0.4
Reclassification of net loss (gain) on cash flow hedges to income	22	2.8	(1.1)	6.0
Other comprehensive income (loss)		14.4	(1.8)	23.1
Comprehensive income		118.0	56.3	92.0

Attributable to:
Shareholders of the Company		109.1	57.8	95.7
Non-controlling interest		8.9	(1.5)	(3.7)
Comprehensive income		118.0	56.3	92.0
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	Notes	March 30, 2025	March 31, 2024
		$	$
Assets			Reclassified
Current assets
Cash		334.4	144.9
Trade receivables	5, 9	82.8	70.4
Inventories	5, 10	384.0	445.2
Income taxes receivable		10.2	28.0
Other current assets	21	63.8	52.3
Total current assets		875.2	740.8
Deferred income taxes	7	95.7	76.3
Property, plant and equipment	5, 11	161.6	171.8
Intangible assets	12	131.9	135.1
Right-of-use assets	5, 13	280.2	279.8
Goodwill	5, 14	72.0	70.8
Other long-term assets	21	0.1	7.0
Total assets		1,616.7	1,481.6
Liabilities
Current liabilities
Accounts payable and accrued liabilities	5, 15, 21	171.5	177.7
Provisions	16	40.1	49.1
Income taxes payable		28.6	16.8
Short-term borrowings	17	4.3	9.4
Current portion of lease liabilities	5, 13	83.9	79.9
Total current liabilities		328.4	332.9
Provisions	16	16.0	14.3
Deferred income taxes	7	20.8	17.2
Term Loan	17	407.7	388.5
Lease liabilities	5, 13	246.9	250.6
Other long-term liabilities	21	40.3	54.6
Total liabilities		1,060.1	1,058.1
Equity	18
Equity attributable to shareholders of the Company		541.2	417.0
Non-controlling interests		15.4	6.5
Total equity		556.6	423.5
Total liabilities and equity		1,616.7	1,481.6
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive (loss) income	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at April 3, 2022		1.4	117.1	118.5	36.2	290.4	(17.2)	427.9	—	427.9
Non-controlling interest on business combination		—	—	—	—	—	—	—	11.7	11.7
Put option for non-controlling interest		—	—	—	—	(21.2)	—	(21.2)	—	(21.2)
Normal course issuer bid purchase of subordinate voting shares	18	—	(2.4)	(2.4)	—	(24.3)	—	(26.7)	—	(26.7)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	18	—	(0.1)	(0.1)	—	(1.1)	—	(1.2)	—	(1.2)
Liability to broker under automatic share purchase plan	18	—	—	—	(20.0)	—	—	(20.0)	—	(20.0)
Issuance of shares	18	—	2.7	2.7	(2.7)	—	—	—	—	—
Net income (loss)		—	—	—	—	72.7	—	72.7	(3.8)	68.9
Other comprehensive income		—	—	—	—	—	23.0	23.0	0.1	23.1
Share-based payment	19	—	—	—	15.0	—	—	15.0	—	15.0
Balance at April 2, 2023		1.4	117.3	118.7	28.5	316.5	5.8	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	18	—	(17.8)	(17.8)	—	(122.4)	—	(140.2)	—	(140.2)
Liability to broker under automatic share purchase plan	18	—	—	—	20.0	—	—	20.0	—	20.0
Issuance of shares	18	—	4.0	4.0	(3.9)	—	—	0.1	—	0.1
Net income (loss)		—	—	—	—	58.4	—	58.4	(0.3)	58.1
Other comprehensive loss		—	—	—	—	—	(0.6)	(0.6)	(1.2)	(1.8)
Share-based payment	19	—	—	—	9.8	—	—	9.8	—	9.8
Balance at March 31, 2024		1.4	103.5	104.9	54.4	252.5	5.2	417.0	6.5	423.5
Tax on normal course issuer bid purchase of subordinate voting shares in fiscal 2024	7	—	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Issuance of shares	18	—	4.7	4.7	(4.1)	—	—	0.6	—	0.6
Net income		—	—	—	—	94.8	—	94.8	8.8	103.6
Other comprehensive income		—	—	—	—	—	14.3	14.3	0.1	14.4
Share-based payment	19	—	—	—	15.1	—	—	15.1	—	15.1
Balance at March 30, 2025		1.4	108.2	109.6	65.4	346.7	19.5	541.2	15.4	556.6
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

		Year ended
	Notes	March 30, 2025	March 31, 2024	April 2, 2023
		$	$	$
Operating activities
Net income		103.6	58.1	68.9
Items not affecting cash:
Depreciation and amortization	6,10,11,12,13	130.7	126.0	109.1
Income tax expense	7	24.5	17.6	24.6
Interest expense	17	44.7	44.4	34.0
Foreign exchange (gain) loss		(9.3)	0.8	0.3
Impairment losses	11, 13	2.8	1.2	1.0
Loss (gain) on disposal of assets		0.3	0.1	(0.1)
Share-based payment	19	15.2	10.2	15.0
Remeasurement of put option	21	7.4	1.6	10.9
Remeasurement of contingent consideration	21	(16.1)	2.8	(2.9)
		303.8	262.8	260.8
Changes in non-cash operating items	24	32.6	10.5	(75.4)
Income taxes paid		(5.2)	(66.3)	(37.0)
Interest paid		(38.8)	(42.4)	(32.1)
Net cash from operating activities		292.4	164.6	116.3
Investing activities
Purchase of property, plant and equipment	11	(17.7)	(54.9)	(45.2)
Investment in intangible assets	12	(0.2)	(1.0)	(2.2)
Initial direct costs of right-of-use assets	13	(0.5)	(0.6)	(0.7)
Net cash (outflow) inflow from business combination	5	—	(15.9)	2.8
Net cash used in investing activities		(18.4)	(72.4)	(45.3)
Financing activities
Mainland China Facilities (repayments) borrowings	17	—	(9.8)	9.8
Japan Facility repayments	17	(5.4)	(8.3)	(5.7)
Term Loan repayments	17	(3.1)	(4.0)	(4.0)
Revolving Facility repayments	17	—	—	(0.5)
Transaction costs on financing activities	17	—	(0.2)	—
Normal course issuer bid purchase of subordinate voting shares	18	—	(141.4)	(26.7)
Principal payments on lease liabilities	13	(85.7)	(69.2)	(62.2)
Settlement of term loan derivative contracts	22	—	—	8.6
Issuance of shares	19	0.6	0.1	—
Net cash used in financing activities		(93.6)	(232.8)	(80.7)
Effects of foreign currency exchange rate changes on cash		9.1	(1.0)	8.5
Increase (decrease) in cash		189.5	(141.6)	(1.2)
Cash, beginning of period		144.9	286.5	287.7
Cash, end of period		334.4	144.9	286.5
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)

Note 1.    The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of down-filled outerwear, rain and everyday jackets, fleece, vests, apparel, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 100 Queens Quay East, Toronto, Canada, M5E 1V3. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the consolidated financial statements refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, (“DTR”), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 52.7% of the total shares outstanding as at March 30, 2025, or 91.8% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 47.3% of the total shares outstanding as at March 30, 2025, or 8.2% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 20, 2025.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2025 is a 52-week fiscal year.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer ("DTC"), Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms available across numerous markets, which includes the recommerce platform Canada Goose Generations, currently available in the United States and Canada, and our Company-owned retail stores.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market, and travel retail locations.
F-11

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The Other segment comprises revenue and costs that are not related to the Company’s DTC or Wholesale segments, such as sales to employees, friends and family sales, and results from the Paola Confectii business.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the balance of the year.
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

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
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
(h)Income taxes
Current and deferred income taxes are recognized in the statements of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income, for which income tax expense is recognized in equity or in other comprehensive income, respectively.
Current income tax
Current income tax is calculated using tax rates enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income, and any adjustment to income tax payable in respect of previous years.
Deferred income tax
Deferred income tax is recognized using the liability method for unused tax losses, unused tax benefits, and temporary differences at the reporting date between the income tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. However, deferred income tax is not recognized if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction, other than a business combination, where at the time of the transaction affects neither accounting nor taxable income. Deferred income tax is measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled.
A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.
Deferred income tax liabilities are provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
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
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
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

Asset Category	Estimated Useful Life
Plant equipment (except moulds)	10 years
Footwear moulds	5 years
Computer equipment	3 years
Leasehold improvements	Lesser of the lease term or useful life of the asset
Shop-in-shop fixtures	5 years
Furniture and fixtures	5 to 10 years
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
The useful lives of intangible assets are assessed as either finite or indefinite.

Asset Category	Estimated Useful Life
Brand name	Indefinite
Domain name	Indefinite
Software	5 to 7 years
Intellectual property	1 to 8 years
Customer lists (Japan Joint Venture)	10 years
Customer lists (Paola Confectii SRL)	4 years
Distribution rights	5 to 10 years

Notes to the Consolidated Financial Statements
March 30, 2025
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

Notes to the Consolidated Financial Statements
March 30, 2025
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

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
The Company has determined that there are 12 CGUs, 11 for which goodwill contributes to the cash flows (March 31, 2024 - 12 CGUs, 11 for which goodwill contributed to the cash flows).
The Company completed the initial allocation of the goodwill recognized from the Paola Confectii acquisition during fiscal 2025. As at March 30, 2025, of the total $8.7m (Romanian leu 28.1m) amount of goodwill recognized, $5.2m (Romanian leu 16.8m) was allocated across all CGUs except Baffin, with the remaining amount of goodwill allocated to the Paola Confectii CGU. The amount of goodwill was allocated on the basis of sales of goods manufactured by Paola Confectii.
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
March 30, 2025
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
March 30, 2025
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

Earn-Out included in accounts payable and accrued liabilities
The fair value is based on a pre-determined percentage of net equity value of Paola Confectii SRL, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments. Subsequent changes in the fair value are recognized in the statements of income.

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
March 30, 2025
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
March 30, 2025
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
The Company has issued stock options to purchase subordinate voting shares, RSUs, and PSUs under its equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). All Legacy Plan options have fully vested or been cancelled prior to the year ended March 30, 2025. Under the terms of the Omnibus Plan, options are granted to certain executives of the Company with vesting, generally over four years, contingent upon meeting the service conditions of the Omnibus Plan. The compensation expense related to the options, RSUs, and PSUs is recognized ratably over the requisite service period, provided it is probable that the

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.
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
Judgments Made in Relation to Accounting Policies Applied: The calculation of current and deferred income taxes requires management to make certain judgments regarding the interpretation of tax rules in jurisdictions where the Company performs activities. Application of judgments is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities.
Trade receivables
Key Sources of Estimation: The Company has a significant number of customers which minimizes the concentration of credit risk. The Company does not have any customers which account for more than 10% of sales or accounts receivable. Ongoing estimates are made

Notes to the Consolidated Financial Statements
March 30, 2025
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
Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)
Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has 12 CGUs (March 31, 2024 - 12 CGUs) and tests impairment of non-financial assets on that basis.

Notes to the Consolidated Financial Statements
March 30, 2025
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
Share-based payments
Key Sources of Estimation: Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended March 30, 2025. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield, and volatility.
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
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Note 4.    Changes in accounting policies
Standards issued and adopted
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. These amendments are effective for annual reporting periods beginning on or after January 1, 2024.
The adoption of the amendments was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The Company amended the existing accounting policies related to its presentation of liabilities in the statement of financial position as at April 1, 2024. The Company assessed the impact of the amendments and identified $23.0m of liabilities at the date of adoption, recognized as non-current liabilities on the provisions line related to warranty that can no longer be classified as such in accordance with the amendments. As a result, this balance was reclassified to current liabilities on the provisions line in the statement of financial position.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in the statement of financial position. As a result, $23.0m was reclassified from non-current provisions to current provisions for fiscal 2024.
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
In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
is currently evaluating the impact of these amendments on the consolidated financial statements.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
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
March 30, 2025
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
In connection with the business combination, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). The estimated value is calculated as a pre-determined percentage of net equity value, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments. As at March 30, 2025, the estimated value of the payout was $13.7m. The Company recognized the amount payable to the PCML Vendors as a separate transaction that was not included in applying the acquisition method as the amount reflects remuneration for future services to be performed conditional on employment until November 1, 2025, and therefore this amount will be expensed over two years.
The Company incurred $0.8m in transaction related costs which are included in SG&A expenses in the consolidated statements of income and comprehensive income for the year ended March 31, 2024.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
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
Note 6.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income (loss), which is the profit metric utilized by the Company’s chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. No single customer contributed 10 per cent or more to the Company’s revenue for the years ended March 30, 2025, March 31, 2024, and April 2, 2023.
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

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The following table presents key performance information of the Company’s reportable operating segments:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Revenue
DTC	998.9	950.7	807.3
Wholesale	260.8	312.3	373.8
Other	88.7	70.8	35.9
Total segment revenue	1,348.4	1,333.8	1,217.0

Operating income
DTC	408.2	387.1	347.4
Wholesale	87.3	114.0	131.2
Other	12.7	14.0	10.5
Total segment operating income	508.2	515.1	489.1
The following table reconciles the Company’s reportable total segment operating income to income before income taxes:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Total segment operating income	508.2	515.1	489.1
Corporate expenses	(344.1)	(390.6)	(341.5)
Total operating income	164.1	124.5	147.6
Net interest, finance and other costs	36.0	48.8	54.1
Income before incomes taxes	128.1	75.7	93.5

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The following table summarizes depreciation and amortization in SG&A expenses of each reportable operating segment and depreciation and amortization included in corporate expenses:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Depreciation and amortization expense
DTC	100.6	96.5	81.6
Wholesale	3.6	3.9	3.9
Other	0.9	—	—
Total segment depreciation and amortization expense	105.1	100.4	85.5
Corporate expenses	16.6	15.8	14.9
Total depreciation and amortization expense	121.7	116.2	100.4
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Canada	240.6	246.3	241.0
United States	338.9	324.6	340.2
North America	579.5	570.9	581.2
Greater China[1]	426.5	422.2	287.3
Asia Pacific (excluding Greater China1)	111.3	84.7	66.9
Asia Pacific	537.8	506.9	354.2
EMEA[2]	231.1	256.0	281.6
Total revenue	1,348.4	1,333.8	1,217.0
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The Company’s non-current, non-financial assets (comprising of property, plant and equipment, intangible assets and right-of-use assets) are geographically located as follows:

	Year ended
	March 30, 2025	March 31, 2024
	$	$
Canada	202.2	222.1
United States	118.7	140.7
North America	320.9	362.8
Greater China[1]	60.0	63.6
Asia Pacific (excluding Greater China1)	47.5	34.1
Asia Pacific	107.5	97.7
EMEA[2]	145.3	126.2
Non-current, non-financial assets	573.7	586.7
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 7.    Income taxes
The components of the provision for income tax are as follows:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
Current income tax expense	$	$	$
Current period	33.0	15.4	44.0
Current tax related to Pillar Two income taxes	3.7	—	—
Adjustment in respect of prior periods	(1.2)	9.5	(1.9)
	35.5	24.9	42.1
Deferred income tax recovery
Origination and reversal of temporary differences	(13.4)	(0.8)	(18.5)
Effect of change in income tax rates	1.3	(0.2)	(0.6)
Adjustment in respect of prior periods	1.1	(6.3)	1.6
	(11.0)	(7.3)	(17.5)
Income tax expense	24.5	17.6	24.6

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Income before income taxes	128.1	75.7	93.5
Expected Statutory Rate	25.3%	25.5%	25.3%
Income tax at expected statutory rate	32.5	19.3	23.7
Non-deductible (taxable) items	(1.7)	(0.1)	0.8
Non-deductible stock option expense	2.5	1.7	3.0
Effect of foreign tax rates	(6.6)	(10.3)	(10.0)
Non-deductible (taxable) remeasurement of contingent consideration and put option	(2.7)	1.4	2.4
Non-deductible (taxable) foreign exchange loss	0.5	0.9	1.4
Change in tax rates	1.3	(0.2)	(0.4)
Change in deferred tax asset not recognized	(1.5)	1.7	4.1
Adjustments in respect of prior years	0.2	3.2	(0.4)
Income tax expense	24.5	17.6	24.6
Pillar Two legislation has been enacted or substantively enacted in several jurisdictions where the Company operates, effective for the financial year beginning April 1, 2024. The Company has assessed its potential liability for Pillar Two taxes and estimated that the effective tax rate in most jurisdictions is above 15%. In jurisdictions where the Pillar Two transitional safe harbour rule does not apply and the estimated effective tax rate is below 15%, the Company may be liable for Pillar Two top up taxes. The Company has recorded $3.7m (not applicable in March 31, 2024) in respect of Pillar Two top up taxes. The Company has applied the temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two model rules.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The significant components of deferred tax assets (liabilities) and their fiscal year over year change consist of the following:

		Change in the year affecting
	March 31, 2024	Net income	Foreign exchange translation	Other comprehensive income	March 30, 2025
	$	$	$	$	$
Losses carried forward	27.0	(4.0)	0.8	—	23.8
Other liabilities	7.7	6.4	(0.1)	—	14.0
Inventory capitalization	2.6	0.9	0.1	—	3.6
Capital lease	12.3	(0.7)	0.4	—	12.0
Tax relief from Swiss tax reform	1.7	(1.8)	0.1	—	—
Unrealized profit in inventory	35.4	10.4	1.3	—	47.1
Provisions and other temporary differences	8.0	(0.8)	0.3	—	7.5
Other	0.2	—	(0.4)	0.7	0.5
Total deferred tax asset	94.9	10.4	2.5	0.7	108.5
Unrealized foreign exchange	(2.7)	0.2	—	2.5	—
Intangible assets	(19.6)	(2.5)	(0.4)	—	(22.5)
Property, plant and equipment	(13.5)	2.9	(0.5)	—	(11.1)
Total deferred tax liabilities	(35.8)	0.6	(0.9)	2.5	(33.6)
Net deferred tax assets	59.1	11.0	1.6	3.2	74.9
The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Changes in the year affecting
	March 31, 2024	Adjustments	Net income	Foreign exchange translation	Other comprehensive income	March 30, 2025
	$	$	$	$	$	$
Deferred tax assets	76.3	(2.6)	18.9	2.8	0.3	95.7
Deferred tax liabilities	(17.2)	2.6	(7.9)	(1.2)	2.9	(20.8)
	59.1	—	11.0	1.6	3.2	74.9
In evaluating whether it is probable that all or a portion of a deferred tax asset will be realized, consideration is given to the estimated reversal of deferred tax liabilities and future taxable income. The Company has not recorded a deferred tax asset for certain losses carried forward and other deferred tax assets when it is believed that it is probable that these items will not be realized.
The Company continues to believe that the amount of unrealized tax benefits appropriately reflects the uncertainty of items that are or may in the future be under discussion, audit, dispute or appeal with a tax authority or which otherwise result in uncertainty in the determination of income for tax purposes. If appropriate, an unrealized tax benefit will be realized in the year in which the Company determines that realization is not in doubt. Where the final determined outcome is different from the Company’s estimate, such difference will impact the Company’s income taxes in the year during which such determination is made.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
As at March 30, 2025, the Company had the following losses carried forward available to reduce future years’ taxable income, which losses expire as follows:

$
Expiring within 5 years	—
Between 5 and 10 years	15.1
Between 10 and 15 years	13.1
Between 15 and 20 years	43.1
Indefinite	30.1
Total	101.4
As at March 30, 2025, the Company had the following losses carried forward available to reduce future years’ taxable income geographically as follows:

$
Canada	56.2
United States	18.9
North America	75.1
EMEA[1]	26.3
Total	101.4
1.EMEA comprises Europe, the Middle East, Africa, and Latin America.
As at March 30, 2025, the Company had temporary differences associated with investments in foreign subsidiaries of $495.4m (March 31, 2024 - $419.8m) for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and material undistributed earnings are considered permanently invested or, if undistributed earnings are not considered permanently invested, it is probable that these earnings will not be subject to tax upon their distribution.
On June 20, 2024, the tax on share repurchases was enacted in Canada. The rules pertain to transactions that occur on or after January 1, 2024. During the year ended March 30, 2025, there were no repurchases made. However, due to repurchases made during fiscal 2024, $0.6m in taxes on the repurchase of subordinate voting shares was recorded in the year ended March 30, 2025 and charged to retained earnings.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Note 8.    Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Net income attributable to shareholders of the Company	94.8	58.4	72.7
Weighted average number of multiple and subordinate voting shares outstanding	96,741,308	100,816,758	105,058,643
Weighted average number of shares on exercise of stock options, RSUs and PSUs[1]	1,323,692	1,006,315	563,669
Diluted weighted average number of multiple and subordinate voting shares outstanding	98,065,000	101,823,073	105,622,312
Earnings per share attributable to shareholders of the Company
Basic	$0.98	$0.58	$0.69
Diluted	$0.97	$0.57	$0.69
1    Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. As at March 30, 2025, there were 4,453,519 shares (March 31, 2024 - 3,904,366 shares, April 2, 2023 - 2,231,231 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
Note 9.    Trade receivables

	March 30, 2025	March 31, 2024
	$	$
Trade accounts receivable	68.6	57.1
Credit card receivables	4.5	3.7
Other receivables	12.2	12.3
	85.3	73.1
Less: expected credit loss and sales allowances	(2.5)	(2.7)
Trade receivables	82.8	70.4

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The following are the continuities of the Company’s expected credit loss and sales allowances deducted from trade receivables:

	March 30, 2025			March 31, 2024
	Expected credit loss	Sales allowances	Total	Expected credit loss	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(2.1)	(0.6)	(2.7)	(0.4)	(1.1)	(1.5)
Losses recognized	(0.2)	(0.5)	(0.7)	(1.8)	—	(1.8)
Amounts settled or written off during the year	0.1	0.8	0.9	0.1	0.5	0.6
Balance at the end of the year	(2.2)	(0.3)	(2.5)	(2.1)	(0.6)	(2.7)
Note 10.    Inventories

	March 30, 2025	March 31, 2024
	$	$
Raw materials	35.7	48.4
Work in progress	17.1	25.8
Finished goods	331.2	371.0
Total inventories at the lower of cost and net realizable value	384.0	445.2
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
The breakdown of the provision for obsolescence is presented as follows:

	March 30, 2025	March 31, 2024
	$	$
Raw material shrink reserves	0.1	0.1
Finished goods shrink reserves	1.0	0.9
Raw material obsolete inventory reserves	18.5	22.1
Finished goods obsolete inventory reserves	31.2	37.7
Provision for obsolescence	50.8	60.8

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Amounts charged to cost of sales comprise the following:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Cost of goods manufactured	393.5	405.5	392.1
Depreciation and amortization included in costs of sales	11.8	10.9	9.7
Cost of sales	405.3	416.4	401.8
Note 11.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Shop-in-shop fixtures	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
April 2, 2023	32.0	15.3	151.4	11.4	39.8	46.5	296.4
Additions	0.2	1.9	11.5	0.2	3.7	42.9	60.4
Additions from business combinations (note 5)	2.4	0.1	0.1	—	—	—	2.6
Disposals	(0.1)	(0.3)	(6.4)	(1.0)	(1.1)	(0.1)	(9.0)
Transfers	2.9	4.4	70.4	(0.4)	7.7	(85.0)	—
Impact of foreign currency translation	(0.1)	(0.1)	(1.8)	0.1	(0.4)	(0.2)	(2.5)
March 31, 2024	37.3	21.3	225.2	10.3	49.7	4.1	347.9
Additions	0.2	0.2	5.4	0.1	1.4	21.8	29.1
Disposals	(0.1)	(0.2)	(3.1)	—	(0.4)	—	(3.8)
Transfers	0.5	1.2	11.5	—	1.3	(14.5)	—
Impact of foreign currency translation	0.5	0.6	7.9	0.3	2.0	0.5	11.8
March 30, 2025	38.4	23.1	246.9	10.7	54.0	11.9	385.0

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)

	Plant equipment	Computer equipment	Leasehold improvements	Shop-in-shop fixtures	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
April 2, 2023	15.3	12.1	76.1	8.7	28.2	—	140.4
Depreciation	3.7	3.4	30.2	1.2	6.9	—	45.4
Disposals	(0.1)	(0.2)	(6.4)	(1.0)	(1.0)	—	(8.7)
Impairment losses	—	—	0.2	—	—	—	0.2
Impact of foreign currency translation	—	—	(1.0)	—	(0.2)	—	(1.2)
March 31, 2024	18.9	15.3	99.1	8.9	33.9	—	176.1
Depreciation	4.0	3.5	28.5	0.8	5.7	—	42.5
Disposals	—	(0.2)	(2.8)	—	(0.3)	—	(3.3)
Impairment losses	—	—	1.3	—	—	—	1.3
Impact of foreign currency translation	0.4	0.4	4.0	0.4	1.6	—	6.8
March 30, 2025	23.3	19.0	130.1	10.1	40.9	—	223.4

Net book value
March 31, 2024	18.4	6.0	126.1	1.4	15.8	4.1	171.8
March 30, 2025	15.1	4.1	116.8	0.6	13.1	11.9	161.6
Impairment losses for the years ended March 30, 2025 and March 31, 2024 were booked within the DTC segment as part of SG&A expenses in the statements of income.
Note 12.    Intangible assets
Intangible assets comprise the following:

	March 30, 2025	March 31, 2024
	$	$
Intangible assets with finite lives	15.1	18.3
Intangible assets with indefinite lives:
Brand name	116.5	116.5
Domain name	0.3	0.3
	131.9	135.1

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	Software	Intellectual property	Customer lists	Distribution rights	Total
Cost	$	$	$	$	$
April 2, 2023	10.3	18.3	7.7	7.2	43.5
Additions	0.8	0.1	—	—	0.9
Additions from business combinations (note 5)	—	—	3.5	—	3.5
Disposals	(0.1)	—	—	—	(0.1)
Impact of foreign currency translation	(0.1)	0.1	(0.7)	(0.9)	(1.6)
March 31, 2024	10.9	18.5	10.5	6.3	46.2
Additions	0.2	—	—	—	0.2
Disposals	(1.1)	—	—	—	(1.1)
Transfers	0.3	(0.3)	—	—	—
Impact of foreign currency translation	0.2	—	0.9	0.4	1.5
March 30, 2025	10.5	18.2	11.4	6.7	46.8

	Software	Intellectual property	Customer lists	Distribution rights	Total
Accumulated amortization	$	$	$	$	$
April 2, 2023	5.4	17.4	0.7	0.7	24.2
Amortization	1.8	0.5	0.8	0.7	3.8
Disposals	(0.1)	—	—	—	(0.1)
Impact of foreign currency translation	—	—	0.1	(0.1)	—
March 31, 2024	7.1	17.9	1.6	1.3	27.9
Amortization	1.5	0.2	1.3	0.6	3.6
Disposals	(0.5)	—	—	—	(0.5)
Impact of foreign currency translation	—	—	0.6	0.1	0.7
March 30, 2025	8.1	18.1	3.5	2.0	31.7

Net book value
March 31, 2024	3.8	0.6	8.9	5.0	18.3
March 30, 2025	2.4	0.1	7.9	4.7	15.1
Intellectual property consists of acquired technology, patents and trademarks.

Notes to the Consolidated Financial Statements
March 30, 2025
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
The Company completed its annual impairment tests for the years ended March 30, 2025 and March 31, 2024 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use (“VIU”) are consistent with the assumptions used for goodwill impairment testing (see "Note 14. Goodwill" for more details).
Note 13.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
April 2, 2023	396.7	44.9	58.4	500.0
Additions	29.8	0.2	2.7	32.7
Additions from business combinations (note 5)	—	1.2	—	1.2
Lease modifications	31.9	—	1.8	33.7
Derecognition on termination	(5.1)	(2.1)	(1.8)	(9.0)
Impact of foreign currency translation	(3.0)	—	(0.2)	(3.2)
March 31, 2024	450.3	44.2	60.9	555.4
Additions	53.8	—	3.9	57.7
Lease modifications	11.8	5.3	1.4	18.5
Derecognition on termination	(22.0)	—	(1.7)	(23.7)
Impact of foreign currency translation	26.5	0.1	1.4	28.0
March 30, 2025	520.4	49.6	65.9	635.9

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)

	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
April 2, 2023	171.1	20.6	16.5	208.2
Depreciation	63.8	5.5	7.3	76.6
Derecognition on termination	(5.1)	(2.1)	(1.8)	(9.0)
Impairment losses	1.0	—	—	1.0
Impact of foreign currency translation	(1.1)	—	(0.1)	(1.2)
March 31, 2024	229.7	24.0	21.9	275.6
Depreciation	70.5	5.6	8.2	84.3
Derecognition on termination	(19.9)	—	(0.5)	(20.4)
Impairment losses	1.5	—	—	1.5
Impact of foreign currency translation	13.9	—	0.8	14.7
March 30, 2025	295.7	29.6	30.4	355.7

Net book value
March 31, 2024	220.6	20.2	39.0	279.8
March 30, 2025	224.7	20.0	35.5	280.2
Impairment losses for the year ended March 30, 2025 and March 31, 2024 were booked within the DTC segment as part of SG&A expenses in the statements of income.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
April 2, 2023	259.2	27.7	47.9	334.8
Additions	29.7	0.2	2.3	32.2
Additions from business combinations (note 5)	—	1.2	—	1.2
Lease modifications	31.9	—	1.8	33.7
Principal payments	(63.0)	(5.3)	(0.9)	(69.2)
Impact of foreign currency translation	(2.1)	—	(0.1)	(2.2)
March 31, 2024	255.7	23.8	51.0	330.5
Additions	52.2	—	3.9	56.1
Lease modifications	11.7	5.4	1.4	18.5
Derecognition on termination	(2.7)	—	(1.2)	(3.9)
Principal payments	(71.4)	(6.0)	(8.3)	(85.7)
Impact of foreign currency translation	14.5	0.1	0.7	15.3
March 30, 2025	260.0	23.3	47.5	330.8
Lease liabilities are classified as current and non-current liabilities as follows:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	65.8	6.3	7.8	79.9
Non-current lease liabilities	189.9	17.5	43.2	250.6
March 31, 2024	255.7	23.8	51.0	330.5

Current lease liabilities	70.3	6.1	7.5	83.9
Non-current lease liabilities	189.7	17.2	40.0	246.9
March 30, 2025	260.0	23.3	47.5	330.8
In the year ended March 30, 2025, $40.5m of lease payments were not included in the measurement of lease liabilities (March 31, 2024 - $39.6m, April 2, 2023 - $23.5m). The majority of these balances related to short-term leases and variable rent payments, which are expensed as incurred.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Note 14.    Goodwill
Goodwill arising from business combinations is as follows:

	March 30, 2025	March 31, 2024
	$	$
Opening balance	70.8	63.9
Business combination (note 5)	—	8.3
Impact of foreign currency translation	1.2	(1.4)
Goodwill	72.0	70.8
The Company has determined there to be 11 CGUs (March 31, 2024 - 11 CGUs) for which goodwill and indefinite life intangible assets are tested for impairment. As at March 30, 2025, of the total $8.7m (Romanian leu 28.1m) amount of goodwill recognized from the acquisition of Paola Confectii, $5.2m (Romanian leu 16.8m) was allocated across all CGUs except Baffin, with the remaining amount of goodwill allocated to the Paola Confectii CGU. The amount of goodwill was allocated on the basis of sales of goods manufactured by Paola Confectii. The Company completed its annual impairment tests and concluded that there was no impairment in the years ended March 30, 2025 and March 31, 2024.
The following table outlines the goodwill allocation for the applicable CGUs for the current year:

	March 30, 2025	March 31, 2024
	$	$
North America DTC - Retail	13.4	11.7
North America DTC - e-Commerce	7.0	6.6
North America Wholesale	5.8	5.7
Asia Pacific DTC - Retail	11.3	9.8
Asia Pacific DTC - e-Commerce	2.8	2.6
Asia Pacific Wholesale	3.8	3.6
EMEA[1] DTC - Retail	4.7	4.3
EMEA[1] DTC - e-Commerce	3.0	2.8
EMEA[1] Wholesale	6.3	6.0
Japan Joint Venture[2,3]	10.4	9.4
Paola Confectii[4]	3.5	8.3
Goodwill	72.0	70.8
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Goodwill for the Japan Joint Venture includes JPY1,059.3m (CAD $10.2m); year-over-year movement in the balance in Canadian Dollars is due to the impact of foreign exchange translation from JPY to CAD of $0.8m.
3See “Note 20. Related party transactions” for a definition of this CGU.
4Goodwill for Paola Confectii prior to allocation is Romanian leu 28.1m (CAD $8.7m); year-over-year movement in the balance in Canadian Dollars is due to the impact of foreign exchange translation from Romanian leu to CAD of $0.4m.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Key Assumptions
The key assumptions used to calculate the VIU are those regarding discount rate, revenue and gross margin growth rates, sales channel mix, and growth in SG&A expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 32.6% for each CGU. Because the VIU amount exceeds the CGUs’ asset carrying amount, the CGU is not impaired and the fair value less costs of disposition has not been calculated.
Cash flow projections were discounted using the Company’s weighted average cost of capital, determined to be 12.30% (March 31, 2024 - 12.80%) based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, specific risk premium, a cost of debt based on comparable corporate bond yields and the capital structure of the Company. Cash flow projections are based on management’s most recent forecasts over a five year period. A long term growth rate of 2% has been applied to cash flows beyond the forecasted period.
Note 15.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	March 30, 2025	March 31, 2024
	$	$
Trade payables	39.6	57.6
Accrued liabilities	86.8	73.5
Employee benefits	31.6	38.6
Derivative financial instruments	2.6	1.9
Other payables	10.9	6.1
Accounts payable and accrued liabilities	171.5	177.7
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
The Company amended the existing accounting policies related to its presentation of liabilities in the statement of financial position as at April 1, 2024 and identified warranty provisions within non-current liabilities that can no longer be classified as such. As a result, $23.0m for March 31, 2024 was reclassified to current liabilities on the provisions line in the statement of financial position. See "Note 4. Changes in accounting policies" for more details on the reclassification.
Sales returns relate primarily to goods sold through the DTC segment which have a limited right of return (typically within 30 days), or exchange only, in certain jurisdictions.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
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

	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
April 2, 2023	30.4	15.6	12.1	58.1
Additional provisions recognized	6.6	20.8	2.6	30.0
Reductions resulting from settlement	(6.8)	(16.9)	—	(23.7)
Release of provisions	—	(0.7)	(0.1)	(0.8)
Other	0.1	—	(0.3)	(0.2)
March 31, 2024	30.3	18.8	14.3	63.4
Additional provisions recognized	6.2	8.5	1.4	16.1
Reductions resulting from settlement	(7.5)	(15.7)	—	(23.2)
Release of provisions	—	(1.2)	(0.2)	(1.4)
Other	—	0.6	0.6	1.2
March 30, 2025	29.0	11.0	16.1	56.1
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	March 30, 2025	March 31, 2024
	$	$
		Reclassified
Current provisions	40.1	49.1
Non-current provisions	16.0	14.3
Provisions	56.1	63.4
Note 17.    Borrowings
Amendments to borrowings
Post June 28, 2024, Canadian Dollar Offered Rate rates were no longer being published. As a result, in the first quarter ended June 30, 2024, the Company entered into amendments for its Revolving Facility (as defined below) to transition from the Canadian Dollar Offered interest benchmarks to the Canadian Overnight Repo Rate Average ("CORRA”). There were no further amendments to borrowings in the year ended March 30, 2025.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility ("Revolving Facility") in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at March 30, 2025, the Company had repaid all amounts owing on the Revolving Facility (March 31, 2024 - $nil). As at March 30, 2025, no interest and administrative fees remain outstanding (March 31, 2024 - $nil). Deferred financing charges in the amounts of $0.7m (March 31, 2024 - $1.0m), were included in other long-term liabilities. As at and during the year ended March 30, 2025, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $134.0m as at March 30, 2025 (March 31, 2024 - $203.7m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at March 30, 2025, the Company had letters of credit outstanding under the Revolving Facility of $4.4m (March 31, 2024 - $1.5m).
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
Voluntary prepayments of amounts owing under the Term Loan may be made at any time without premium or penalty but once repaid may not be reborrowed. As at March 30, 2025, the Company had USD288.0m (March 31, 2024 - USD290.3m) aggregate principal amount outstanding under the Term Loan. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the year ended March 30, 2025, the Company was in compliance with all covenants.
As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The amount outstanding with respect to the Term Loan is as follows:

	March 30, 2025	March 31, 2024
	$	$
Term Loan	412.4	393.1
Unamortized portion of deferred transaction costs	(0.4)	(0.6)
Term Loan, net of unamortized deferred transaction costs	412.0	392.5
Mainland China Facilities
A subsidiary of the Company in Mainland China has uncommitted loan facilities in the aggregate amount of RMB510.0m ($100.5m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to 3.1% or the loan prime rate of 1 year, minus a marginal rate of 0.6%, and payable quarterly. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at March 30, 2025, the Company had no amounts owing on the Mainland China Facilities (March 31, 2024 - no amounts owing).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($38.2m) ("Japan Facility") with a floating interest rate of Japanese Bankers Association Tokyo Interbank Offered Rate (“JBA TIBOR”) plus an applicable margin of 0.30%. The term of the facility is 12 months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at March 30, 2025, the Company had no amounts owing on the Japan Facility (March 31, 2024 - $5.4m (JPY600.0m)).
Short-term Borrowings
As at March 30, 2025, the Company has short-term borrowings in the amount of $4.3m (March 31, 2024 - $9.4m). Short-term borrowings include no amounts (March 31, 2024 - $5.4m) owing on the Japan Facility and $4.3m (March 31, 2024 - $4.0m) for the current portion of the quarterly principal repayments on the Term Loan. Short-term borrowings are all due within the next 12 months.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Net interest, finance and other costs consist of the following:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Interest expense
Mainland China Facilities	0.9	0.9	0.5
Japan Facility	0.1	0.1	0.1
Revolving Facility	2.6	2.8	1.1
Term Loan	20.3	19.9	18.8
Lease liabilities	17.1	17.7	11.6
Standby fees	1.2	1.2	1.8
Foreign exchange losses on Term Loan net of hedges	4.6	2.1	12.1
Fair value remeasurement on the put option liability (note 21)	7.4	1.6	10.9
Fair value remeasurement on the contingent consideration (note 21)	(16.1)	2.8	(2.9)
Interest income	(2.8)	(1.3)	(0.9)
Other costs	0.7	1.0	1.0
Net interest, finance and other costs	36.0	48.8	54.1
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

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
the holders of subordinate and multiple voting shares participate equally in any dividends declared and share equally in any distribution of assets on liquidation, dissolution, or winding up.
Share capital transactions for the year ended March 30, 2025
Normal course issuer bid for Fiscal 2025
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,556,841 subordinate voting shares over the 12-month period from November 22, 2024 and ending no later than November 21, 2025 (the "Fiscal 2025 NCIB"). Purchased subordinate voting shares will be cancelled.
In connection with the Fiscal 2025 NCIB, the Company also entered into an automatic share purchase plan (the “Fiscal 2025 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2025 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2025 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2025 ASPP or upon the date of expiry of the Fiscal 2025 NCIB.
Since the commencement of the plan on November 22, 2024, the Company made no repurchases under the Fiscal 2025 NCIB.
During the year ended March 30, 2025, the Company made no repurchases under the Fiscal 2024 NCIB, as defined below.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2024	51,004,076	1.4	45,528,438	103.5	96,532,514	104.9
Exercise of stock options	—	—	115,296	0.6	115,296	0.6
Settlement of RSUs	—	—	186,657	4.1	186,657	4.1
Total share issuances	—	—	301,953	4.7	301,953	4.7
March 30, 2025	51,004,076	1.4	45,830,391	108.2	96,834,467	109.6
Share capital transactions for the year ended March 31, 2024
Normal course issuer bid for Fiscal 2024
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,980,505 subordinate voting shares over the 12-month period from November 22, 2023 and concluded on November 21, 2024 (the "Fiscal 2024 NCIB"). Purchased subordinate voting shares will be cancelled.

Notes to the Consolidated Financial Statements
March 30, 2025
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
During the three fiscal quarters ended December 31, 2023, under the Fiscal 2023 NCIB until its expiration, the Company purchased 4,268,883 subordinate voting shares for cancellation for total cash consideration of $83.3m. The amount to purchase the subordinate voting shares has been charged to share capital, with the remaining $73.6m charged to retained earnings. Of the 4,268,883 subordinate voting shares purchased, 1,184,152 were purchased under the ASPP for total cash consideration of $25.3m.
Since the commencement of the Fiscal 2023 NCIB, the Company purchased 5,421,685, which represents the total authorized subordinate voting shares for cancellation for total cash consideration of $111.2m.

Notes to the Consolidated Financial Statements
March 30, 2025
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
March 30, 2025
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
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. All Legacy Plan options have fully vested or been cancelled prior to the year ended March 30, 2025. No new options will be issued under the Legacy Plan.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	Year ended
	March 30, 2025		March 31, 2024
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$33.51	4,608,777	$36.58	4,055,199
Granted	$17.90	1,005,636	$19.77	1,278,211
Exercised	$5.00	(115,296)	$1.61	(64,058)
Cancelled	$34.35	(741,164)	$28.83	(660,575)
Options outstanding, end of period	$30.78	4,757,953	$33.51	4,608,777

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The following table summarizes information about stock options outstanding and exercisable at March 30, 2025:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$8.94	66,666	1.8	66,666	1.8
$14.14	4,712	9.9	—	0.0
$14.29	2,565	8.6	641	8.6
$14.31	18,606	9.4	—	0.0
$14.39	211,884	9.4	—	0.0
$16.21	519,884	8.9	103,977	8.9
$18.98	683,671	9.1	—	0.0
$22.24	490,946	8.1	122,694	8.1
$23.64	42,576	2.4	42,576	2.4
$23.77	12,285	7.2	6,143	7.2
$24.64	978,860	7.1	489,405	7.1
$30.73	40,707	2.2	40,707	2.2
$31.79	35,622	2.6	35,622	2.6
$33.97	498,643	5.2	498,643	5.2
$45.34	20,633	4.2	20,633	4.2
$48.93	450,061	6.2	337,530	6.2
$50.00	250,000	5.2	250,000	5.2
$63.03	292,200	4.0	292,200	4.0
$83.53	137,432	3.2	137,432	3.2
	4,757,953	6.9	2,444,869	5.5
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

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
RSUs transactions are as follows:

	Year ended
	March 30, 2025	March 31, 2024
	Number of shares	Number of shares
RSUs outstanding, beginning of period	480,518	318,082
Granted	425,251	438,814
Settled	(186,657)	(134,475)
Cancelled	(103,954)	(141,903)
RSUs outstanding, end of period	615,158	480,518
Performance share units
The Company has granted shares as part of the PSU program under the Omnibus Plan. A PSU represents the right to receive a subordinate voting share settled by the issuance of shares at the vesting date. PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares issued per PSU at the vesting date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. PSUs are treated as equity instruments for accounting purposes.
PSUs transactions are as follows:

	Year ended
	March 30, 2025	March 31, 2024
	Number of shares	Number of shares
PSUs outstanding, beginning of period	342,925	—
Granted	428,121	399,349
Cancelled	(95,015)	(56,424)
PSUs outstanding, end of period	676,031	342,925
Shares reserved for issuance
As at March 30, 2025, subordinate voting shares, to a maximum of 4,276,216 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the year ended March 30, 2025, the Company recorded $15.2m as compensation expense for stock options, RSUs and PSUs (March 31, 2024 - $10.4m, April 2, 2023 - $15.0m). Share-based compensation expense is included in SG&A expenses.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Year ended
	March 30, 2025	March 31, 2024
Weighted average stock price valuation	$17.90	$19.77
Weighted average exercise price	$17.90	$19.77
Risk-free interest rate	3.98%	4.09%
Expected life in years	5	5.4
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$6.02	$6.82
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at March 30, 2025, the weighted average fair value of RSUs was $18.32 (March 31, 2024 - $21.37). As at March 30, 2025, the weighted average fair value of PSUs was $18.85 (March 31, 2024 - $22.21).
Note 20.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel by incurring expenses for business services. During the year ended March 30, 2025, the Company had transactions with related parties of $2.4m (March 31, 2024 - $1.1m, April 2, 2023 - $1.3m) from companies related to certain shareholders. Balances owing to related parties as at March 30, 2025 were $0.4m (March 31, 2024 - $0.2m).
A lease liability due to the previous controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $1.7m as at March 30, 2025 (March 31, 2024 - $2.5m). During the year ended March 30, 2025, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totaling $1.7m (March 31, 2024 - $1.6m, April 2, 2023 - $1.4m). No amounts were owing to Baffin entities as at March 30, 2025 and March 31, 2024.
The joint venture between the Company and the Sazaby League (“Japan Joint Venture”), has lease liabilities due to the non-controlling shareholder, Sazaby League for leased premises. Lease liabilities were $1.4m as at March 30, 2025 (March 31, 2024 - $1.9m). During the year ended March 30, 2025, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $4.6m (March 31, 2024 - $5.2m, April 2, 2023 - $5.9m). Balances owing to Sazaby League as at March 30, 2025 were $0.4m (March 31, 2024 - $0.3m).
During the year ended March 30, 2025, the Japan Joint Venture sold inventory of $1.2m to companies wholly owned by Sazaby League (March 31, 2024 - $1.5m, April 2, 2023 - $1.7m). As at March 30, 2025, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (March 31, 2024 - $0.1m).

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
In connection with the Paola Confectii business combination that occurred on November 1, 2023, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). For the year ended March 30, 2025, the Company recognized $7.3m of remuneration costs (March 31, 2024 - $1.5m) related to the Earn-Out based on the estimated value of $13.7m for the payout. These costs have been included in accounts payable and accrued liabilities on the statement of financial position, and reflects the amount owing to the PCML Vendors as at March 30, 2025.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at March 30, 2025 (March 31, 2024 - $1.2m). During the year ended March 30, 2025, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling $0.2m (March 31, 2024 - less than $0.1m). No amounts were owing to one of the PCML Vendors as at March 30, 2025 and March 31, 2024.
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors.
Key management compensation
Key management consists of the Board of Directors, the Chairman and Chief Executive Officer and the executives who report directly to the Chairman and Chief Executive Officer.

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Short term employee benefits	13.6	10.8	10.1
Long term employee benefits	0.3	0.2	0.1
Termination benefits	0.5	1.0	—
Share-based compensation	11.6	7.3	11.2
Compensation expense	26.0	19.3	21.4

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Note 21.    Financial instruments and fair values
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature, where fair value approximates carrying values:

	March 30, 2025					March 31, 2024
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	24.2	—	24.2	24.2	—	15.1	—	15.1	15.1
Derivatives included in other long-term assets	—	—	—	—	—	—	6.9	—	6.9	6.9
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.6	—	2.6	2.6	—	1.9	—	1.9	1.9
Earn-Out included in accounts payable and accrued liabilities (note 5 and note 20)	—	—	9.0	9.0	9.0	—	—	1.5	1.5	1.5
Japan Facility	—	—	—	—	—	—	5.4	—	5.4	5.4
Term Loan	—	412.0	—	412.0	413.1	—	392.5	—	392.5	389.2
Derivatives included in other long-term liabilities	—	—	—	—	—	—	5.3	—	5.3	5.3
Put option liability included in other long-term liabilities	—	—	39.0	39.0	39.0	—	—	29.4	29.4	29.4
Contingent consideration included in other long-term liabilities	—	—	1.5	1.5	1.5	—	—	17.7	17.7	17.7
In connection with the Japan Joint Venture, for the year ended March 30, 2025, the Company recorded a decrease of JPY1,824.3m ($16.2m, excluding translation losses of $0.1m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY795.1m ($9.6m, excluding translation gains of $2.2m) on the remeasurement of the put option liability during the year ended March 30, 2025. The change in fair value of the put option liability was driven by progression through the 10-year term, whereas the change in fair value of the contingent consideration was driven by the extension in term. During the first quarter ended June 30, 2024, the Company and Sazaby League amended the Joint Venture Agreement to extend the period by which the deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026 to April 2, 2028.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
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
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the Mainland China Facilities, the Japan Facility, and the Revolving Facility as sources of funds for short-term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at March 30, 2025:

	2026	2027	2028	2029	2030	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	171.5	—	—	—	—	—	171.5
Term Loan	4.3	4.3	403.8	—	—	—	412.4
Interest commitments relating to borrowings[1]	32.7	32.7	16.4	—	—	—	81.8
Lease obligations	112.2	87.8	58.4	48.0	36.7	73.4	416.5
Pension obligation	—	—	—	—	—	0.9	0.9
Total contractual obligations	320.7	124.8	478.6	48.0	36.7	74.3	1,083.1
1    Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan of 7.94% as at March 30, 2025.
As at March 30, 2025, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Within the facility, letters of guarantee are available for terms of up to 12 months from the date of issuance and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At March 30, 2025, the Company had $8.8m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at March 30, 2025 the amount outstanding was $10.2m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at March 30, 2025, trade accounts receivable totaling approximately $10.7m (March 31, 2024 -

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
$14.8m) were insured subject to the policy cap. Complementary to the third party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its trade accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k. As at March 30, 2025, trade accounts receivable totalling approximately $0.9m (JPY90.7m) were insured subject to the policy cap (March 31, 2024 - $0.3m (JPY32.5m)).
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at March 30, 2025, customer deposits of $10.0m (March 31, 2024 - $22.9m) were included in accounts payable and accrued liabilities.
The aging of trade receivables was as follows:

			Past due
	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	68.6	40.6	9.2	5.2	13.6
Credit card receivables	4.5	4.5	—	—	—
Other receivables	12.2	9.6	0.6	—	2.0
March 30, 2025	85.3	54.7	9.8	5.2	15.6

Trade accounts receivable	57.1	33.5	10.0	5.1	8.5
Credit card receivables	3.7	3.7	—	—	—
Other receivables	12.3	11.8	0.3	—	0.2
March 31, 2024	73.1	49.0	10.3	5.1	8.7
Trade accounts receivable factoring program
A subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable sterling overnight index average reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its Revolving Facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows. On April 12, 2024, this agreement was terminated with an immaterial impact to the Company’s trade accounts

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
receivables.
For the year ended March 30, 2025, the Company received total cash proceeds from the sale of trade accounts receivable with carrying values of $0.1m which were derecognized from the Company's statement of financial position (March 31, 2024 - $46.3m). No fees were incurred during the year ended March 30, 2025 (March 31, 2024 - $0.4m) and included in net interest, finance and other costs in the statements of income. As at March 30, 2025, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service was $nil (March 31, 2024 - $0.6m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and Japanese yen. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the first quarter ended June 30, 2024, the Company executed the operating cash flow hedge program for fiscal 2025.
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
The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

Year ended
	March 30, 2025		March 31, 2024		April 2, 2023
	Net loss	Tax recovery	Net gain	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(5.2)	0.4	1.3	0.1	(3.7)	0.9

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended
(in millions of Canadian dollars)	March 30, 2025	March 31, 2024	April 2, 2023
(Gain) loss from other comprehensive income	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	(3.4)	1.8	5.5
SG&A expenses	(0.7)	(0.4)	0.1
Inventory	(0.8)	0.5	0.8
During the year ended March 30, 2025, an unrealized gain of $5.7m (March 31, 2024 - unrealized gain of $1.7m, April 2, 2023 - unrealized gain of $4.5m) on forward exchange contracts that were not treated as hedges was recognized in SG&A expenses in the statements of income.
Foreign currency forward exchange contracts outstanding as at March 30, 2025 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	53.8	U.S. dollars
		€33.2	euros
		¥2,523.0	Japanese yen

Forward contract to sell Canadian dollars	USD	16.8	U.S. dollars
		€33.1	euros

Forward contract to purchase euros	CNY	590.7	Chinese yuan
		£9.8	British pounds sterling
	HKD	6.4	Hong Kong dollars

Forward contract to sell euros		£2.1	British pounds sterling
	CNY	67.3	Chinese yuan
	HKD	9.7	Hong Kong dollars

Notes to the Consolidated Financial Statements
March 30, 2025
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
The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

Year ended
	March 30, 2025		March 31, 2024		April 2, 2023
	Net loss	Tax recovery	Net loss	Tax recovery	Net gain	Tax expense
	$	$	$	$	$	$
Swaps designated as cash flow hedges	(8.1)	2.8	(1.8)	0.3	4.1	(0.8)
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as hedging instruments to net interest, finance and other costs:

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
(Gain) loss from other comprehensive income	$	$	$
Swaps designated as cash flow hedges	(2.0)	(2.0)	0.5
During the year ended March 30, 2025, an unrealized gain of $17.8m (March 31, 2024 - unrealized loss of $1.3m, April 2, 2023 - unrealized gain of $17.5m) in the fair value of the forward exchange contract related to a portion of the Term Loan balance has been recognized in net interest, finance and other costs in the consolidated statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Term Loan of 7.94%.
Interest rate risk on the Term Loan is partially mitigated by interest rate swap hedges. The Company entered into five-year interest rate swaps agreements terminating December 31, 2025 to pay fixing interest rate and receiving floating interest rates on notional debt of USD270.0m. The floating interest benchmark reference rate contained within the swap agreements is SOFR with the average fixed rates of 1.76%. These swap agreements fix the interest rate on the USD300.0m Term Loan. The interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the year ended March 30, 2025 would have increased interest expense on the Term Loan before hedging by $4.1m (March 31, 2024 - $3.9m). As at March 30, 2025, the Company has repaid all amounts outstanding on its other borrowing facilities. In the comparative

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
period, as at March 31, 2024, along with the Term Loan, the Company also had outstanding borrowings on the Japan Facility, for which a 1.00% increase in the closing interest rate would have increased interest expense by $0.1m.
Note 23.     Litigation and other contingencies
In the ordinary course of business, the Company may become subject to legal and regulatory proceedings and actions relating to its business, including matters involving its products, contractual and employment relationships. The Company records contingent liabilities when a loss related to a claim is assessed to be probable and reasonably estimable.
A mediation took place in fiscal 2024 in connection with a previously served notice of arbitration from a former supplier of the Company, seeking damages for breach of contract and for the unlawful means tort in connection with termination of a supply agreement. The claim also asserts that disclosure by the Company of information relating to the sourcing and traceability of its products constituted unlawful acts harmful to the former supplier. Such mediation did not result in a settlement of any issues and claims, and the parties proceeded with arbitration hearings to adjudicate the claims. The Company believes it has strong defences to the claim and consequently has not recorded a provision in the financial statements. However, if the arbitration is resolved in favour of the former supplier, the obligation could have a significant impact on the Company’s financial statements and results of operations.
Note 24.     Selected cash flow information
Changes in non-cash operating items

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Trade receivables	(11.2)	(12.4)	(4.6)
Inventories	62.0	27.2	(49.9)
Other current assets	(2.1)	2.8	(9.4)
Accounts payable and accrued liabilities	(20.8)	(9.5)	(16.8)
Provisions	(6.7)	5.2	9.0
Other	11.4	(2.8)	(3.7)
Change in non-cash operating items	32.6	10.5	(75.4)

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 31, 2024	—	5.4	(1.0)	392.5	330.5	104.9
Cash flows:
Japan Facility repayments	—	(5.4)	—	—	—	—
Term Loan repayments	—	—	—	(3.1)	—	—
Principal payments on lease liabilities	—	—	—	—	(85.7)	—
Issuance of shares	—	—	—	—	—	0.6
Non-cash items:
Amortization of deferred transaction costs	—	—	0.3	0.2	—	—
Unrealized foreign exchange loss	—	—	—	22.4	15.3	—
Additions and amendments to lease liabilities (note 13)	—	—	—	—	74.6	—
Derecognition on termination of lease liabilities (note 13)	—	—	—	—	(3.9)	—
Contributed surplus on share issuances (note 18)	—	—	—	—	—	4.1
March 30, 2025	—	—	(0.7)	412.0	330.8	109.6

Notes to the Consolidated Financial Statements
March 30, 2025
(in millions of Canadian dollars, except share and per share data)

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
April 2, 2023	9.8	13.7	(0.5)	395.7	334.8	118.7
Cash flows:
Mainland China Facilities repayments	(9.8)	—	—	—	—	—
Japan Facility repayments	—	(8.3)	—	—	—	—
Term Loan repayments	—	—	—	(4.0)	—	—
Transaction costs on financing activities	—	—	(0.1)	(0.1)	—	—
Normal course issuer bid purchase of subordinate voting shares	—	—	—	—	—	(140.2)
Principal payments on lease liabilities	—	—	—	—	(69.2)	—
Issuance of shares	—	—	—	—	—	0.1
Additions from business combination	—	—	—	—	1.2	—
Non-cash items:
Accrued transaction costs	—	—	(0.7)	—	—	—
Amortization of deferred transaction costs	—	—	0.3	0.2	—	—
Unrealized foreign exchange loss (gain)	—	—	—	0.7	(2.2)	—
Additions and amendments to lease liabilities (note 13)	—	—	—	—	65.9	—
Share purchase charge to retained earnings (note 18)	—	—	—	—	—	122.4
Contributed surplus on share issuances (note 18)	—	—	—	—	—	3.9
March 31, 2024	—	5.4	(1.0)	392.5	330.5	104.9

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

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in millions of Canadian dollars)

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Equity in comprehensive income of subsidiary	124.6	63.6	97.5
Fee income from subsidiary	13.7	6.9	10.2
	138.3	70.5	107.7
Selling, general and administration expenses	21.1	16.7	16.8
Net interest, finance and other costs	—	—	0.5
Income before income taxes	117.2	53.8	90.4
Income tax recovery	(0.8)	(2.5)	(1.6)
Net income	118.0	56.3	92.0

Attributable to:
Shareholders of the Company	109.1	57.8	95.7
Non-controlling interest	8.9	(1.5)	(3.7)
Net income	118.0	56.3	92.0
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in millions of Canadian dollars)

	March 30, 2025	March 31, 2024
Assets	$	$
Current assets
Cash	0.6	—
Total current assets	0.6	—
Note receivable from subsidiary	108.1	92.6
Investment in subsidiary	543.1	408.9
Deferred income taxes	14.3	13.4
Total assets	666.1	514.9
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1.3	1.6
Due to subsidiary	69.1	60.4
Income taxes payable	0.1	—
Total current liabilities	70.5	62.0
Other non-current liabilities	39.0	29.4
Total liabilities	109.5	91.4
Equity
Equity attributable to shareholders of the Company	541.2	417.0
Non-controlling interests	15.4	6.5
Total equity	556.6	423.5
Total liabilities and equity	666.1	514.9
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in millions of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings	Total attributable to shareholders	Non-controlling interest	Total
	$	$	$	$	$	$
Balance, April 3, 2022	118.5	36.2	273.2	427.9	—	427.9
Non-controlling interest on business combination	—	—	—	—	11.7	11.7
Put option for non-controlling interest	—	—	(21.2)	(21.2)	—	(21.2)
Normal course issuer bid purchase of subordinate voting shares	(2.4)	—	(24.3)	(26.7)	—	(26.7)
Normal course issuer bid purchase of subordinate voting shares held for cancellation	(0.1)	—	(1.1)	(1.2)	—	(1.2)
Liability to broker under automatic share purchase plan	—	(20.0)	—	(20.0)	—	(20.0)
Issuance of shares	2.7	(2.7)	—	—	—	—
Net income	—	—	95.7	95.7	(3.7)	92.0
Share-based payment	—	15.0	—	15.0	—	15.0
Balance, April 2, 2023	118.7	28.5	322.3	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	(17.8)	—	(122.4)	(140.2)	—	(140.2)
Liability to broker under automatic share purchase plan	—	20.0	—	20.0	—	20.0
Issuance of shares	4.0	(3.9)	—	0.1	—	0.1
Net income	—	—	57.8	57.8	(1.5)	56.3
Share-based payment	—	9.8	—	9.8	—	9.8
Balance, March 31, 2024	104.9	54.4	257.7	417.0	6.5	423.5
Tax on normal course issuer bid purchase of subordinate voting shares in fiscal 2024	—	—	(0.6)	(0.6)	—	(0.6)
Issuance of shares	4.7	(4.1)	—	0.6	—	0.6
Net income	—	—	109.1	109.1	8.9	118.0
Share-based payment	—	15.1	—	15.1	—	15.1
Balance, March 30, 2025	109.6	65.4	366.2	541.2	15.4	556.6
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in millions of Canadian dollars)

	Year ended
	March 30, 2025	March 31, 2024	April 2, 2023
	$	$	$
Operating activities
Net income	118.0	56.3	92.0
Items not affecting cash:
Equity in undistributed earnings of subsidiary	(124.6)	(63.6)	(97.5)
Net interest expense	—	—	0.5
Income tax recovery	(0.8)	(2.5)	(1.6)
Share-based compensation	15.5	9.8	15.0
	8.1	—	8.4
Changes in non-cash operating items	(8.1)	1.7	(493.5)
Intercompany accounts payable	—	—	240.0
Net cash from (used in) operating activities	—	1.7	(245.1)
Investing activities
Dividend received	—	131.5	198.4
Investment in shares of subsidiary	—	—	80.0
Net cash from investing activities	—	131.5	278.4
Financing activities
Subordinate voting shares purchased and cancelled under NCIB	—	(140.2)	(26.7)
Exercise of stock options	0.6	0.1	—
Net cash from (used in) financing activities	0.6	(140.1)	(26.7)
Increase (decrease) in cash	0.6	(6.9)	6.6
Cash, beginning of year	—	6.9	0.3
Cash, end of year	0.6	—	6.9
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
2.TRANSACTIONS WITH SUBSIDIARIES
The Parent Company received no cash dividends from its consolidated subsidiaries during the year ended March 30, 2025, $131.5m dividends were received for the year ended March 31, 2024, and $198.4m dividends were received for the year ended April 2, 2023.
3.COMMITMENTS AND CONTINGENCIES
The Parent Company has no material commitments or contingencies during the reported periods.
4.SHAREHOLDERS’ EQUITY
See the Annual Consolidated Financial Statements note 18 Shareholders’ equity during the year ended March 30, 2025.