Form 20-F
period 2026-03-29
Canada Goose Holdings Inc.
filed 2026-05-15
CIK 1690511

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 29, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At March 29, 2026, 46,138,366 subordinate voting shares and 51,004,076 multiple voting shares were issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934.
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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Letter from the CEO
Dear Fellow Shareholders,
Canada Goose was built on a simple idea: make products that perform when conditions are at their toughest, and earn trust at every step. That’s how my grandfather started this business in 1957, and it’s how we’ve continued to make decisions.
When I last wrote to shareholders at the time of our IPO, I spoke about building something enduring by staying true to who we are and choosing the long term over the easy win. More than nine years later, those principles continue to shape how we run the company and how we’re positioning Canada Goose for the future.
That path hasn’t been linear, and it rarely is when you’re building something enduring. We’ve stayed disciplined on what matters and made the harder choices along the way, and it gives me confidence in where we’re headed.
For us, it comes down to three things: product, brand, and channel execution.
Product is always our starting point. We keep raising the bar, protecting what has always defined Canada Goose: uncompromising performance and craftsmanship, while designing for more ways people live, across seasons and settings. The result is product that feels relevant, purposeful, and unmistakably Canada Goose.
We’ve strengthened our creative capabilities to support this evolution, including the appointment of our first-ever Creative Director, Haider Ackermann, in fiscal 2024. His role is to make our product more expressive and compelling, while staying grounded in the heritage our brand is built on.
That standard is reflected in how we make things. Our decision to continue producing our core down-filled outerwear in Canada is deliberate. It protects the craftsmanship in the product and anchors the brand in something real that customers recognize around the world.
Brand is what turns our credibility into desire. When we show up with confidence with work that feels bold, fresh, and authentic, we create momentum and invite new customers into the Canada Goose experience.
Execution across our channels is where it all comes together. It’s where customers experience the brand, especially in our stores and online, and where the bar for execution and performance is highest.
Decisions That Strengthen the Business
None of this works without discipline, reducing complexity, saying no to distractions, and building consistency.
Over the past two years, that focus has translated into decisions as we’ve continued to move toward a Direct-to-Consumer (“DTC”) led model: restructuring the organization, aligning our cost structure,

and continuing to optimize our store fleet so we can focus our energy where we can win. It’s giving us a stronger operating model, one built to deliver growth and improved profitability over time.
Fiscal 2026: Laying the Foundation
In fiscal 2026, parts of the business advanced faster than expected, particularly where product resonated and DTC conversion improved. We delivered strong comparable sales growth1 of 8% across our network, alongside a return to growth in Wholesale, contributing to annual revenue growth of 12%2.
We continued investing behind the drivers of long-term growth by building brand heat through marketing, strengthening product creation capabilities, and elevating in-store experiences. These choices were made to support margin expansion over time, even as they weighed on near-term profitability. As we exit fiscal 2026, we’re operating with a clearer playbook and a stronger understanding of what it takes to translate growth into improved profitability.
In DTC, we improved productivity through stronger store execution, deeper digital engagement, and greater alignment across markets. In product, we elevated design expression while protecting our functional credibility, supporting stronger storytelling throughout the year. And across channels, we raised standards for how we show up by positioning the business to deliver with increased reliability as we move into fiscal 2027.
This same focus on standards extends beyond how we operate and into how we design — with a mindset shaped by quality, durability, responsible sourcing, and supply-chain resilience. Designing products that last and building a more resilient business reinforce each other.
Fiscal 2027: The Next Phase
Fiscal 2027 marks the next phase, as we begin converting this foundation into more consistent growth and start expanding profitability. Our priorities are clear: deepen brand desire and translate momentum into demand; build a repeatable product playbook to inspire more wear occasions year-round; and continue driving channel productivity through strong execution. All of this underpinned by a more focused and disciplined operating model.
We will grow at the right pace, with a focus on quality and long-term returns. The work we’ve done to simplify the business and build capability gives me confidence in what comes next.
This company works because of the people behind it - across our factories, stores, and offices - whose craftsmanship and creativity show up in every product we make and every customer we serve. That’s what allows Canada Goose to empower exploration in all its forms, and it’s the foundation we’re building on as we enter the next phase of our brand.
Thank you for your continued support.
/s/ Dani Reiss
Dani Reiss
Chairman & Chief Executive Officer

1.DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
2.Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Canada Goose Holdings Inc.

INTRODUCTION
Unless otherwise indicated, all references in this Annual Report on Form 20-F (the “Annual Report”) to “Canada Goose,” “we,” “our,” “us,” “the Company” or similar terms refer to Canada Goose Holdings Inc. and its consolidated subsidiaries. We publish our consolidated financial statements in Canadian dollars. In this Annual Report, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “C$,” “CDN$,” “CAD$,” and “dollars” mean Canadian dollars and all references to “US$” and “USD” mean U.S. dollars.
This Annual Report contains our audited consolidated financial statements and related notes for the years ended March 29, 2026, March 30, 2025 and March 31, 2024 (“Annual Financial Statements”). Our Annual Financial Statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
Our fiscal year is a 52 or 53-week reporting cycle, with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2026 is a 52-week fiscal year.
Unless otherwise indicated in this Annual Report, all references to: "fiscal 2024" are to the 52-week period ended March 31, 2024; "fiscal 2025" are to the 52-week period ended March 30, 2025; and "fiscal 2026" are to the 52-week period ended March 29, 2026.
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
•our ability to adapt to changing macroeconomic and international trade conditions, including interest rates, currency exchange rates, or enacted tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; and
•the absence of material adverse changes in our industry or the global economy.
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
•we may be adversely impacted by trade barriers, including enacted and prospective additional tariffs and regulations in the United States, China, the United Kingdom and the European Union, which could increase the prices of the raw materials for our products. Export requirements, tariffs, taxes and other restrictions and expenses, could also increase the prices of our products and make us less competitive in some countries or markets;

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
•an economic downturn and general economic conditions (for example, more elevated inflation, energy costs and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally at consistent pricing;
•our ability to manage inventory and forecast our inventory needs, which we continuously monitor, and to manage our production distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cybersecurity events;
•disruptions to manufacturing, distribution activities and product quality due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
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

Although we base the forward-looking statements contained in this Annual Report on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this Annual Report. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this Annual Report may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report, particularly in Section 3.D of this Annual Report titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
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
Our sales are significantly affected by changes in discretionary spending by consumers. Many factors outside of our control influence and affect the level of consumer spending for discretionary items. These factors include actual and perceived economic conditions, the trade environment, stagflation, interest and tax rates, inflation, energy prices, the availability of consumer credit, disposable consumer income, consumer indebtedness level, unemployment and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our outerwear, tend to decline during recessionary periods when consumer sentiment and disposable income are lower. During our history, we have experienced recessionary periods, but we cannot predict the effect of future recessionary periods on our sales and profitability. A downturn in the economy in markets in which we sell our products or unfavourable changes related to interest rates, rates of economic growth, fiscal, trade and monetary policies of governments, inflation, deflation, tax rates and policy, unemployment trends, energy prices, and other matters that influence the availability and cost of merchandise, consumer confidence or spending may materially harm our sales, profitability and financial condition.
Recent geopolitical events and general economic conditions, such as more elevated inflation and interest rates, have led to a slow-down in certain segments of the global economy and affected the amount of discretionary income available for certain consumers to purchase our products. In addition, during the past year, the trade environment affecting Canada and the United States became more volatile, including the imposition and modification of tariffs and other import/export-related measures, and uncertainty regarding the future scope, duration and application of such measures. If global economic and financial market conditions persist, our sales could decrease, and our financial condition and results of operations could be adversely affected. Unstable political conditions, civil unrest, armed conflicts or events of extreme violence, including the ongoing conflicts in the Middle East and Ukraine, and any escalation fthereof, and related economic and other retaliatory measures taken by Canada, the United States, the European Union and others, may disrupt commerce globally and could negatively affect our business and results of operations. In particular, in February 2026, a significant armed conflict involving Iran, the United States Israel and Lebanon began and has continued to escalate, including attacks on military, infrastructure and energy assets and disruption to key global shipping routes such as the Strait of Hormuz. This conflict has contributed to increased volatility in global financial markets, significant increases in oil and energy prices, supply chain disruptions and heightened geopolitical uncertainty. Any continuation or escalation of this conflict, or the emergence of additional regional or global conflicts, could further adversely affect consumer confidence, discretionary spending, freight and production costs, foreign exchange markets and overall macroeconomic conditions in our key markets. The risk of recession in one or several of the countries where we operate remains high, notably in light of more elevated inflation and interest rates and the current trade environment, and could further have an adverse impact on our business and results of operations. Tariffs, trade tensions and uncertainty regarding future trade arrangements are also affecting consumer sentiment, household spending intentions and the broader Canadian economy. If such conditions continue or worsen, consumers may reduce discretionary purchases, trade down, delay purchases or become more price-sensitive, which could adversely affect traffic, conversion, average order value, wholesale demand, inventory productivity and gross margin.
Our growth strategy continues to involve expansion of our Direct-to-Consumer (“DTC”) channel, including retail stores and e-Commerce, which may present risks and challenges.
Our business has continued to evolve from one in which we only distributed products on a wholesale basis for resale by others to a multi-channel distribution model. As of March 29, 2026, our DTC channel includes 57 national e-Commerce markets and 88 permanent retail stores across North America, Europe, and Asia Pacific. Our global DTC expansion has been the largest driver of operational and financial growth historically. We expect this to continue in the future.
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
As of March 29, 2026, we had $130.0m of unused borrowing capacity under our Revolving Facility (as defined below) with no principal amount outstanding, $416.8m of term loans under our Term Loan (as defined below), no principal amount outstanding on the Mainland China Facilities (as defined below), and no principal amount outstanding on our Japan Facility (as defined below), for total indebtedness of $416.8m. As at March 29, 2026, cash on hand was $408.2m (March 30, 2025 - $334.4m). We also generally experience significant fluctuations in our aggregate indebtedness and working capital over our operating cycle due to the seasonality in our business. Our debt could have important consequences, including:
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
Our business could be harmed if we fail to manage our operations and future growth effectively.
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
Consumer purchases of outerwear are naturally heavily concentrated in the Fall/Winter season. As a result, the majority of our DTC revenue is recognized in the third and fourth fiscal quarters. Our wholesale revenue is weighted in the second and third fiscal quarters, when most orders are shipped to wholesale partners in time for the Fall/Winter season. Our net income is typically negative in the first quarter and reduced or negative in the fourth quarter.
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
The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain industries. The new tariffs announced by the U.S. administration include tariffs on imports from Canada (with exemptions for most Canadian goods meeting the rules of origin under the Agreement between the United States of America, United Mexican States, and Canada), Mexico and China, as well as on imports of certain sectoral goods and materials. In February 2026, the U.S. Supreme Court invalidated the use of the International Economic Emergency Powers Act (IEEPA) to impose tariffs, including the IEEPA fentanyl tariffs imposed on Canada. Immediately following such ruling, the United States announced a temporary import duty under alternative legislative authority intended to address international payment imbalances, further increasing uncertainty regarding the scope and duration of U.S. import-related measures and the potential for additional retaliatory actions or other trade restrictions. The ruling does not impact U.S. sectoral tariffs imposed under Section 232 of the Trade Expansion Act of 1962. While the IEEPA decision may create a legal pathway for companies to seek refunds of incremental tariffs previously paid under the authority, the availability, timing and magnitude of any such recoveries remain highly uncertain, and we cannot assure that any refund claims we may pursue would be successful. It is unknown whether and to what extent these tariffs will be retained, expanded or otherwise modified by the U.S., or the effect that any such actions would have on us or our industry.
If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to, among other things, ongoing U.S. and foreign trade tensions or in response to the imposition of retaliatory tariffs from other countries, such changes could have an adverse effect on our business, results of operations and financial condition. Canada also imposed retaliatory tariffs on certain U.S. goods during 2025, and while Canada later removed many of those countermeasures, tariffs on certain categories, including steel, aluminum and automobiles, remain in place. Continued policy changes, including any expansion, reinstatement or replacement of such measures, could adversely affect our sourcing, packaging, freight, operating costs and consumer demand.
In addition, the United States has eliminated the de minimis duty-free exemption for low-value shipments imported into the United States. The de minimis exemption historically allowed shipments below a specified value threshold to enter the United States without the imposition of duties, taxes or formal customs entry procedures. A significant proportion of our sales to U.S. e-commerce customers are currently fulfilled from distribution centers in Canada, and historically many of these orders qualified for the de minimis exemption. The removal of this exemption increases the cost of fulfilling those orders, as more shipments are now subject to duties, taxes and customs procedures, which may increase product costs and reduce our gross profit and income from operations. We are taking steps designed to mitigate some of the financial impact, including exploring alternative fulfillment strategies, although we expect the de minimis changes, together with the broader tariff environment, to adversely affect product costs, gross profit and income from operations in the near term and potentially beyond.

More broadly, a risk also exists that the ongoing U.S.-China trade tension impacts our imports of Chinese goods into Canada.Recently, Canada engaged in trade talks with China after imposing a surtax on certain goods (i.e., steel, aluminum and electric vehicles) upon importation into Canada (the “Surtax”) in September 2024 pursuant to the Canadian China Surtax Order (2024). The parties entered into an agreement that notably allows a certain number of Chinese electric vehicles into Canada at low tariff rates, as well as extended and expanded Surtax remission measures for certain Chinese steel and aluminum imports. However, given the current trade climate, Canada may face pressure from the U.S. government to suspend its trade initiatives with China and broaden the list of Chinese goods subject to the Surtax, which could include goods that we import into Canada, and therefore have an adverse impact, namely on our Canadian operations.
In addition, changes or developments in U.S. laws and policies, as well as foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can have a material adverse impact on our business and financial condition.
Our operations and business may be adversely affected by global climate trends.
There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. Climate change may also exacerbate challenges relating to the availability and quality of water and raw materials, including those used in the production of our products, and may result in changes in regulations or consumer preferences, which could in turn affect our business, operating results and financial condition. For example, there has been increased focus by governmental and non-governmental organizations, consumers, customers, employees and other stakeholders on products that are sustainably made and other sustainability matters, including responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging and materials transparency, any of which may require us to incur increased costs for additional transparency, due diligence and reporting. These events could also compound adverse economic conditions and impact consumer confidence and discretionary spending. As a result, the effects of climate change are unpredictable and could have a long-term adverse impact on our financial condition, results of operations or cash flows. In addition, geopolitical conflicts affecting energy infrastructure and supply, including the ongoing Iran conflict, may exacerbate volatility in energy prices and availability, which could increase our production, transportation and operating costs and compound the financial impacts of climate-related risks.
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
Our growth strategy has led to our expansion into markets outside of North America, including in developing markets. There are varying regulatory environments and market practices in these regions, and such regulations may be unfamiliar to us and we may experience unexpected barriers. It may take us time to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles, including cultural and linguistic differences, differences in regulatory environments, economic or governmental instability, labour practices and market practices, difficulties in keeping abreast of market, business and technical developments, and differences in foreign customers’ tastes and preferences. In developing markets, potential challenges include relatively higher risk of political instability, economic volatility, crime, corruption and social unrest. Such challenges may be exacerbated in many cases by uncertainties regarding how local law is applied and enforced, and with respect to judiciary and administrative mechanisms.
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
Our products require high quality raw materials, including polyester, nylon, blend fabrics and down. The price of raw materials depends on a wide variety of factors largely beyond the control of Canada Goose. A shortage, delay or interruption of supply for any reason, including by reason of health concerns and global supply chain issues, could negatively impact our sales and have an adverse impact on our financial results. Tariffs, retaliatory measures and changes in customs treatment in the United States and Canada may also increase the cost, complexity and timing of obtaining raw materials, packaging, components and finished goods, whether directly or indirectly through our suppliers and logistics providers. These developments may also increase compliance costs and the risk of disputes or delays relating to tariff classification, country of origin, valuation, documentation or eligibility for preferential tariff treatment.
In addition, while our suppliers, in turn, source from a number of sub-suppliers, we rely on a very small number of direct suppliers for certain raw materials. As a result, any disruption to these relationships could have an adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain inventory in the quantities and at the quality that we require. Such events include difficulties or problems with our suppliers’ businesses, finances, labour relations and availability, shipping, ability to import raw materials, increases in labour, fuel and raw material costs, production, weather trends, insurance and reputation, as well as natural disasters, public health emergencies, including epidemics, pandemics and other health concerns, and responsive actions thereto such as border closures, restrictions on product shipments and travel restrictions, or other catastrophic occurrences. A significant slowdown in the retail industry as a whole may also result in bankruptcies or permanent closures of some of our suppliers and other vendors. Furthermore, there can be no assurance that our suppliers will continue to provide fabrics and raw materials or provide products that are consistent with our standards. Finally, raw materials and shipping costs have and may continue to increase as a result of inflation, tariffs and other international trade policies, recent geopolitical uncertainty and supply chain issues. Any such increases could adversely impact our financial performance if we are unable to offset such increases with price increases on our products. Recent geopolitical conflicts, including the ongoing Iran conflict, have contributed to volatility in global energy markets and disruptions to key transportation corridors, which may increase the cost and reduce the availability of shipping, freight, raw materials and finished goods. For example, disruption or closure of major shipping routes such as the Strait of Hormuz could significantly impact global energy supply and transportation costs, which may in turn increase our input and distribution costs and adversely affect our margins and operating results.
More generally, if we need to replace an existing supplier, additional supplies or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, and any new supplier may not meet our strict quality requirements. In the event we are required to find new sources of supply, we may encounter delays in production, inconsistencies in quality and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any delays, interruption or increased costs in the supply of our raw materials could have an adverse effect on our ability to meet customer demand for our products and result in lower sales and profitability both in the short- and long-term.
Significant disruptions in supply from our current sources and disruptions of our supply chain could have a material adverse effect on our operating and financial results.
We generally do not enter into long-term formal written agreements with our suppliers, and typically transact business with our suppliers on an order-by-order basis. There can be no assurance that there will not be a disruption in the supply of raw materials and certain finished goods from current sources or, in the event of a disruption, that we would be able to locate alternative suppliers of materials or finished goods of comparable quality at an acceptable price, or at all. Identifying a suitable supplier is an involved process that requires us to become satisfied with a potential supplier’s quality control, responsiveness and service, financial stability and labour and other ethical practices. Any delays, interruption or increased costs in the supply of fabric or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower revenue and operating income both in the short- and long-term.
Disruptions in our supply chain capabilities, including due to tariffs, trade restrictions, political instability, severe weather and natural disasters, epidemics, pandemics and other health concerns, war, labour shortages, reduced freight availability and increased costs, port disruptions, rising inflationary pressures, commercial disputes and other factors, could impair our ability to distribute or manufacture products. These factors are beyond our control and to the extent we are unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on our operating and financial results.
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
We expect that there is a high likelihood that counterfeit products or other products infringing on our intellectual property rights will continue to emerge, seeking to benefit from the consumer demand for Canada Goose products. These counterfeit products do not provide the functionality of our products and we believe they are of substantially lower quality, and if customers are not able to differentiate between our products and counterfeit products, this could damage our brand image. In order to protect our brand, we devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. We actively pursue entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. In spite of our efforts, counterfeiting still occurs and if we are unable to successfully combat counterfeiting, it could adversely affect our future sales, financial condition and results of operations. We cannot guarantee that the actions we have taken to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future or that we will be able to identify and pursue all counterfeiters who may seek to benefit from our brand.
As our business has expanded, our competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations. Competitors who manufacture products seeking to imitate our products could divert sales and dilute the value of our brand.
We believe our trademarks, copyrights and other intellectual property rights are extremely important to our success and our competitive position. However, our efforts to enforce our intellectual property rights may be difficult and costly, and we may not be successful in stopping infringement, particularly in foreign countries, which could make it easier for competitors to capture market share. Intellectual property rights necessary to protect our products and brand may also be unavailable or limited in certain countries. Furthermore, our efforts to enforce our trademarks, copyrights and other intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our trademark and other intellectual property rights. Continued sales of competing products by our competitors could harm our brand and adversely impact our business, financial condition and results of operations.
Labour-related matters, including labour disputes, may adversely affect our operations.
As of March 29, 2026, approximately 39% of our employees are members of labour unions, comprised of active employees at six of our ten operated manufacturing and warehouse facilities (comprised of eight manufacturing facilities, one warehouse facility and one Baffin manufacturing facility). The exposure to unionized labour in our workforce presents an increased risk of strikes and other labour disputes, and our ability to alter labour costs will be subject to collective bargaining, which could adversely affect our results of operations. In addition, potential labour disputes at independent factories where our goods are produced, shipping ports, or transportation carriers create risks for our business, particularly if a dispute results in work slowdowns, lockouts, strikes or other disruptions during our peak manufacturing, shipping and selling seasons. Any potential labour dispute, either in our own operations or in those of third parties, on whom we rely, could materially affect our costs, decrease our sales, harm our reputation or otherwise negatively affect our sales, profitability or financial condition.
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
We rely significantly on information technology systems, including third-party cloud-based platforms and e-commerce technologies, for our distribution systems and other critical business functions, and are increasing our reliance on these functions as our DTC channel expands. Any failure, inadequacy, or interruption of those systems could harm our ability to operate our business effectively.
We rely on information systems and technology platforms to effectively manage all aspects of our business, including merchandise planning, manufacturing, allocation, distribution, sales, customer engagement and financial reporting. Our reliance on these systems, and their importance to our business, will continue to increase as we expand our DTC channel and global operations and digital capabilities. In particular, we increasingly depend on third-party cloud-based infrastructure, network platforming solutions, e-commerce software platforms, payment processing systems and related technology service providers to support our websites, digital storefronts, customer data management, inventory visibility and omnichannel operations. We rely on a number of third parties to help us effectively manage these systems. If information systems or third-party platforms we rely on fail to perform as expected, experience outages, latency or other performance issues, become unavailable, or are unable to scale to support our operations and traffic volumes, our business could be disrupted. The failure by us or our vendors to manage and operate our information technology systems as expected could disrupt our business, result in not providing adequate product, losing sales or market share, interruptions to our e-commerce operations, degradation of customer experience, increased costs, and reputational harm, causing our business to suffer. Any such failure or disruption could have a material adverse effect on our business.
Our information technology systems, network infrastructure, cloud environments, and vendors also may be vulnerable to damage or interruption from circumstances beyond our or their control, including fire, flood, natural disasters, systems failures, network or communications failures, internet or cloud service outages, software defects, power outages, public health emergencies, security breaches, cyber-attacks, ransomware attacks, and terrorism. For example, we have implemented a hybrid work-from-home policy for our corporate workforce in North America and Europe. This increase in working remotely could increase our cybersecurity risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations. In addition, transitions, upgrades or integrations involving our e-commerce platforms, enterprise systems, cloud infrastructure or network architecture may be complex, costly and disruptive, and could result in operational interruptions, data loss, cybersecurity vulnerabilities or reduced functionality. We maintain disaster recovery procedures and business continuity measures intended to mitigate the risks associated with such events, but there is no guarantee that these procedures will be adequate in any particular circumstance. As a result, such an event could materially disrupt, and have a material adverse effect on, our business.
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
We cannot ensure that our wholesale partners will continue to purchase and carry our products in accordance with current practices or carry any new products that we develop. The recent decline in the overall retail sector has been challenging for our wholesale partners. Such conditions, among other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our wholesale partners and may cause such partners to reduce or discontinue orders of our products or be unable to pay us for products they have purchased from us. This has caused us to negotiate shortened payment terms and reduce credit limits in certain cases. If the overall retail environment continues to decline or if one or more of our existing wholesale partners is unable or unwilling to meet our payment terms, our business and results of operations could be harmed.
Our marketing programs, our e-Commerce initiatives and our collection, use and disclosure of transactional and personal information about our customers are governed by an evolving set of laws and enforcement trends and changes in those laws or trends. Our failure or inadvertent failure to comply with existing or future laws, could substantially harm our business and results of operations.
We collect, process, disclose, maintain and otherwise use data, including personal information about individuals, including data available to us through online activities and other customer interactions in our business. Our current and future marketing programs may depend on our ability to collect, maintain, disclose and otherwise use this information, and our ability to do so is subject to evolving and increasingly demanding international, U.S., Canadian, Chinese, and European legislation, jurisprudence, and regulatory guidelines such as the European Union’s General Data Privacy Regulation, Canada’s Personal Information Protection and Electronic Documents Act and China’s Personal Information Protection Law. In Canada and the United States, multiple provinces and states have implemented personal information protection legislation. These information and privacy laws require companies to satisfy new data governance requirements including implementing appropriate security measures to protect the confidentiality, integrity, and availability of the personal information and allowing data subjects, depending on the jurisdiction, the right to access, correct or delete such data about themselves. Privacy and data governance requirements continued to evolve during the past year. For example, California’s Delete Act regulations became effective on January 1, 2026, establishing a state-hosted deletion mechanism for data brokers, and privacy regulators and enforcement authorities have continued to bring significant enforcement actions. Even where such laws do not directly apply to all aspects of our business, they may influence consumer expectations, vendor standards, contract requirements and enforcement trends more broadly across the retail sector. Failure to comply with the data protection regulatory landscape could result in significant penalties. Companies are also facing an increasing number of class actions from consumer groups that claim loss or misuse of their personal information.
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
We post our privacy policies and practices concerning the collection, use and disclosure of personal information on our websites. Any failure by us to comply with our posted privacy policies or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, certain of our marketing practices rely upon the sending of commercial electronic messages, including e-mails, to communicate with consumers. We may face risk if our use of commercial electronic messages is found to violate applicable laws and regulations. As information and privacy laws and anti-spam laws change, we have incurred and may continue to incur additional costs to ensure we remain in compliance. If information and data privacy laws and anti-spam laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers via personalized marketing may decrease, our investment in our e-Commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and our potential reputational harm or liability for breaches may increase.
Data security breaches and other cybersecurity events may result in disruption to our operations or financial losses and may negatively affect our reputation, credibility and business.
We and our service providers have experienced and may experience in the future data security breaches and other cybersecurity events. We collect, process, maintain and use personal information relating to our customers and employees. We also disclose personal information about consumers and employees to third party service providers, who help us with our business operations, including the operation of our e-Commerce websites and the provision of various social media tools and websites we use as part of our marketing strategy. Any attempted or actual unauthorized disclosure of personal information may harm our reputation and credibility, reduce our e-Commerce sales, impair our ability to attract website visitors, reduce our ability to attract and retain customers and may result in litigation, including class action lawsuits, against us or the imposition of significant fines or penalties.
Our online activities, including our e-Commerce websites, may also be subject to denial of service or other forms of cyber-attacks. While we have taken measures we believe are reasonable to protect against those types of attacks, those measures may not adequately protect our online activities from such attacks. If a denial of service attack or other cyber event were to affect our e-Commerce websites or other information technology systems, our business could be disrupted, we may lose sales or valuable data, and our reputation, results of operations and financial condition may be adversely affected. Additionally, new and evolving data protection legislation could impose more onerous requirements that could increase the risks associated with data security breaches. As our operations continue to depend on e-Commerce functionality, payment systems, digital marketing, customer data, omnichannel fulfillment and third-party technology providers, the risk of cybersecurity incidents, business interruption, regulatory scrutiny and related costs may increase.
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
As consumers are gaining more data privacy awareness, in the future there may be new foreign, federal, provincial and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the personal information that we collect, use and disclose, resulting in, for example, increased compliance costs. The increasing use of artificial intelligence (AI), automation and other emerging technologies by us, our employees and our third-party vendors may also create new operational, cybersecurity, privacy, intellectual property, consumer protection and compliance risks, including risks arising from inaccurate outputs, unauthorized use of data, inadequate governance or controls, algorithmic bias or other types of unfair or deficient decision-making or evolving regulatory expectations.
AI tools may also increase risks relating to the infringement of third-party intellectual property rights, or may rely on datasets that include content subject to license, copyright, trademark, patent or other intellectual property protections, which could expose us to reputational harm, litigation, regulatory fines or penalties. Emerging laws and regulations governing AI, including the European Union AI Act, China’s generative AI regulations, and potential U.S. federal and state AI legislation, may impose new compliance obligations, restrict certain uses of AI technology or require transparency regarding AI-driven decision-making. Data localization and sovereignty requirements in certain jurisdictions may require us to store and process data locally, increasing operational complexity and costs. Sovereign AI initiatives, under which governments require AI systems to be developed, trained or operated within national borders using local data, could limit our ability to deploy centralized AI tools globally and may require significant investment in region-specific infrastructure. Failure to comply with these evolving requirements could result in regulatory enforcement, financial penalties or reputational harm.
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
We have not obtained key person life insurance policies on any members of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.
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
Increased scrutiny from investors and others regarding our environmental, social, governance (“ESG”), or sustainability responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.
Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, current and prospective employees, and customers have focused increasingly on the ESG or “sustainability” practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report which we publish or other sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. For instance, we have ceased the use of fur in our products and, in fiscal 2022, we achieved certification under Responsible Down Standard, which stipulates that all down is a by-product of the poultry industry. Nonetheless, it is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices, including the integration of ESG into our financial reporting in due course. Further, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us. Regulators, consumers, competitors and other stakeholders have also increased their focus on “greenwashing” and the substantiation of environmental claims. As a result, statements we make regarding sustainability, recyclability, circularity, responsible sourcing, emissions, environmental attributes or similar matters may be challenged as inadequate, misleading or insufficiently substantiated, which could result in investigations, litigation, enforcement action, remediation costs and reputational harm.
If our independent manufacturers or our suppliers fail to use ethical business practices and fail to comply with changing laws and regulations or our applicable guidelines, our brand image could be harmed due to negative publicity.
Our core values, which include developing the highest quality products while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. We have no or limited control over our suppliers and manufacturers or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines or the law. A lack of compliance could lead to reduced sales or recalls or damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Additionally, Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act came into force on January 1, 2024 and requires certain entities to file annual reports by May 31 of each year regarding steps taken to prevent and reduce the risk of forced labour and child labour in their supply chains. As reporting expectations, public scrutiny and regulatory interpretation continue to develop, we may incur additional costs to enhance supplier diligence, traceability, training, contractual controls, remediation processes and internal reporting systems, and any real or perceived deficiency in our compliance framework or disclosures could adversely affect our reputation, business and results of operations.
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
The raw materials used in our supply chain include synthetic fabrics and natural products, including blend fabrics, nylon, polyester and down. Significant price fluctuations, including as a result of inflation or shortages, in the cost of these raw materials may increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Additionally, increasing costs of labour, freight and energy could increase our and our suppliers’ cost of goods sold. If our suppliers are affected by increases in their costs of labour, freight and energy (for example, because of rising global energy prices, increased global worker shortages impacting shipping and ports, truck driver shortages, increased congestion or other disruptions affecting the global distribution chain), they may attempt to pass these cost increases on to us. If we pay such increases, we may not be able to offset them through increases in our pricing, which could adversely affect our results of operation and financial condition.
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
As a prominent Canadian brand, geopolitical events that involve Canada may have an impact on our business and share price. We are dependent on international trade agreements and regulations. The countries in which we produce and sell our products could impose or increase tariffs, duties or other similar charges that could negatively affect our results of operations, financial position or cash flows. The imposition of tariffs and other trade barriers by governments can significantly affect our supply chain, production costs, and market competitiveness. Tariffs increase the cost of imported goods, which can lead to higher production costs and reduced profit margins. The uncertainty surrounding trade policies may also disrupt our supply chain, causing delays and inefficiencies in production and distribution. In addition, our brand and Canadian heritage may be detrimental to the company in the context of geopolitical or trade disputes aimed at Canada or actors or situations with significant actual or perceived connection to Canada. Consumer sentiment in countries outside of Canada may be affected by unforeseen factors leading to harm to our brand or may impact our business. Political polarization in a number of markets has also led to increased consumer activism, brand boycotts and public pressure campaigns targeting companies based on their perceived political or social positions. Whether or not we take public positions on social or political issues, we could face reputational harm, reduced consumer demand or employee relations challenges if we are perceived as aligned or misaligned with particular viewpoints. Social media can amplify the scope and speed of negative publicity or boycott campaigns, compounding reputational harm. We sell a significant portion of our products to customers outside of Canada and changes, potential changes or uncertainties in regulatory and economic conditions or laws and policies governing foreign trade, manufacturing, and development and investment in the territories and countries where we operate, could adversely affect our business. The United States and the countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. For example, proposals to implement new tariffs or other trade restrictions by the United States could impact the products we import into the United States and also result in retaliatory measures in international markets where we sell our products. Additionally, adverse changes in, or withdrawal from, trade agreements or political relationships between Canada and the United States or other countries where we sell or source our products could negatively impact our results of operations or cash flows. Although we cannot predict whether and in what form any measures will be adopted or implemented, any potential or ongoing governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products, costs, customers, suppliers and/or the Canadian, U.S. or world economy or certain sectors thereof and, thus, may adversely impact our business. Over the last year, trade measures affecting the United States and Canada changed repeatedly, including new tariffs, retaliatory measures, exemptions, removals and other modifications. This fluid environment increases the difficulty of forecasting product costs, pricing, customer demand, inventory planning and supply-chain decision-making, and may also adversely affect foreign exchange markets, consumer confidence and the broader macroeconomic environment in our key markets.
Global geopolitical risk has increased in the past year, including due to the emergence of new armed conflicts and the escalation of existing conflicts, which may create sustained uncertainty and volatility across the global economy and financial markets. Recent geopolitical developments, including the ongoing conflict involving Iran and the Russia-Ukraine conflict, have demonstrated the potential for rapid escalation into broader regional instability, including attacks on energy infrastructure and shipping routes and the involvement of additional countries or non-state actors. Such developments may result in significant disruptions to global trade flows, increased transportation and insurance costs, reduced availability of freight capacity, sanctions or export controls, and volatility in commodity and foreign exchange markets, any of which could adversely affect our supply chain, cost structure and demand for our products.
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
Our operations are subject to many hazards and operational risks inherent to our business, including: general business risks, product liability, false or misleading advertising claims, product recall and damage to third parties, our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, public health emergencies (including epidemics and pandemics), cybersecurity events, human errors, political instability, social and labour unrest or war and similar events. In certain circumstances, such hazards may result in temporary or permanent closures of stores, offices, and factories, which could negatively impact the flow of goods, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Health emergencies, such as epidemics and pandemics, as well as hazards related to political uncertainty or social unrest could have an adverse effect on the economy and financial markets resulting in a decline in retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products.
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
Our multiple voting shares have 10 votes per share and our subordinate voting shares have 1 vote per share. As of March 29, 2026, shareholders who hold multiple voting shares (Bain Capital and our Chairman and Chief Executive Officer (including their respective affiliates)), together hold approximately 91.7% of the voting power of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions.
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
We are currently controlled by Bain Capital. As of March 29, 2026, Bain Capital beneficially owned approximately 60.5% of our outstanding multiple voting shares, or approximately 55.5% of the combined voting power of our multiple voting shares and subordinate voting shares outstanding. In addition, our Chairman and Chief Executive Officer beneficially owns approximately 39.5% of our outstanding multiple voting shares, or approximately 36.2% of the combined voting power of our multiple voting shares and outstanding voting shares. As long as Bain Capital owns or controls at least a majority of our outstanding voting power, it will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our notice of articles and articles, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if its ownership falls below 50% of the voting power of our outstanding multiple voting shares and subordinate voting shares, Bain Capital will continue to be able to strongly influence or effectively control our decisions. Bain Capital’s multiple voting shares convert automatically to subordinate voting shares at the time that Bain Capital and its affiliates no longer beneficially own at least 15% of the outstanding subordinate voting shares and multiple voting shares on a non-diluted basis. Even once Bain Capital’s multiple voting shares convert into subordinate voting shares, we may continue to be a controlled company so long as an entity controlled by our Chairman and Chief Executive Officer continues to hold multiple voting shares.
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
We are a controlled company within the meaning of the New York Stock Exchange (“NYSE”) listing rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. Our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.
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
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings and any special meeting of shareholders will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Furthermore, as a foreign private issuer, we may take advantage of certain provisions in the NYSE listing rules that allow us to follow Canadian law for certain governance matters.
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
Legislation implementing the Organization for Economic Cooperation and Development’s model rules outlining a structure for a new 15% global minimum tax regime (the “Pillar Two Rules”) has been enacted or substantively enacted locally in a number of jurisdictions in which the Company operates and has been effective since the financial year beginning on April 1, 2024. The Pillar Two Rules effective tax rate in most of the jurisdictions in which the Company operates in is already above 15%. As a result, any impact of these rules is not expected to be material. However, the Company will continue to monitor and reassess the impact of the Pillar Two Rules and any change may impact our financial condition and operating results.
Changes in tax laws in any of the multiple jurisdictions in which we operate, or adverse outcomes from tax audits that we may be subject to in any of the jurisdictions in which we operate, could result in an unfavorable change in our effective tax rate, which could adversely affect our business, financial condition and operating results.
There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.
Under U.S. federal income tax laws, a non-U.S. corporation will be a passive foreign investment company (a “PFIC”) for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We do not believe that we were a PFIC in 2025, and we do not expect to be a PFIC in the foreseeable future. However, since the determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation, there can be no assurance given in this regard. Moreover, we cannot guarantee that the Internal Revenue Service (the “IRS”) will agree with our conclusion. Accordingly, we cannot assure you that we will not be treated as a PFIC for any taxable year or that the IRS will not take a position contrary to any position we take. U.S. holders of our subordinate voting shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC.

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
We may, from time to time, issue additional subordinate voting shares in the future. Subject to the requirements of the NYSE and the Toronto Stock Exchange (“TSX”), we will not be required to obtain the approval of shareholders for the issuance of additional subordinate voting shares. Although the rules of the TSX generally prohibit us from issuing additional multiple voting shares, there may be certain circumstances where additional multiple voting shares may be issued, including upon receiving shareholder approval. Any further issuances of subordinate voting shares or multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of multiple voting shares may significantly lessen the combined voting power of our subordinate voting shares due to the 10-to-1 voting ratio between our multiple voting shares and subordinate voting shares.

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
Our principal office is located at Floor 22, 100 Queens Quay East, Toronto, Canada, M5E 1V3 and our telephone number is (416) 780-9850. Our registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. Our website address is www.canadagoose.com. Information contained on, or accessible through, our website is not a part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference. The U.S. Securities and Exchange Commission (the “SEC”) maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Corporation Service Company, located at 251 Little Falls Drive, Wilmington, Delaware, is the company’s agent for service of process in the United States.
B. Business Overview
Founded in 1957 in Toronto, Canada, Canada Goose is a global brand shaped by our Canadian heritage and craftsmanship. We design, manufacture, market, and distribute lifestyle products, which include outerwear, apparel, footwear and accessories.
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
Strong Canadian manufacturing capabilities. We are committed to investing in producing the vast majority of our down-filled products in Canada, the country from which we draw our inspiration. Our Canadian production facilities and craftspeople allow us to deliver high-quality, functional products, which we believe has set us apart on the international stage and in the minds of our customers. As we expand our product categories, we intend to manufacture our products in the regions we believe are best equipped to meet our high standards of quality and craftsmanship. In fiscal 2026, most of our goods were manufactured in Canada, including nearly all of our down-filled outerwear.
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
Growth Strategies
Canada Goose is building on its heritage of elevated craftsmanship and functional design to support long‑term growth. Our strategy is focused on preserving our leadership position in protection against the natural elements while leveraging our brand’s distinctive qualities and design expertise to increase relevance and engagement with customers over time.
In fiscal 2026, we executed on the following operating imperatives:
Building Brand Heat Through Focused Marketing Investments
We are elevating the brand and broadening our appeal with our target customer segments through our brand and marketing campaigns, partnerships, and experiences. In fiscal 2026, we increased the level of upper funnel marketing investment, focusing a larger proportion of resources to build brand awareness, evolve brand perception, and build long-term brand momentum, and we invested at a steadier cadence throughout the fiscal year. Further details are available under the Brand and Marketing section.
Expanding Our Product Offering to Enhance Year-Round Relevance
We continue to evolve and expand our offering across styles, use cases, and seasons as we seek to drive repeat purchases, gain share in our existing markets, and expand our geographic appeal. See the Our Products section for more details.

Driving Business Expansion Through Strategic Channel Development
We are driving business expansion by developing a productive consumer ecosystem, expanding our owned retail footprint, evolving digital execution, and strengthening wholesale partnerships to elevate the brand and extend our reach. In our DTC channel, we expanded our retail presence in key markets, focusing on best-in-class execution, and we deepened the customer experience through personalization both in our stores and online. Our Wholesale channel complements our DTC strategy, and we focused on strengthening relationships with brand-aligned partners and offering greater breadth of our product assortment.
Operating Efficiently With Pace and Accountability
Operational excellence and deploying capital in a focused manner remain top priorities. In fiscal 2026, we prioritized investments in long-term growth drivers, brand, product, and channel execution, alongside tightly managing corporate costs, efficiently deploying capital expenditures, and managing inventory health.
Our Products
Our focus is to build a more balanced, year‑round product assortment that serves customers across seasons and occasions, with a consistent focus on our standards of performance and craftsmanship. This approach underpins how we develop, extend, and manage our product offering and supports the trust customers place in the Canada Goose brand.
Our framework is anchored in the brand’s heritage and credibility in warmth and has extended thoughtfully into new expressions over time. We consistently pursue this approach across our product categories and assortments to ensure that design remains grounded in the brand’s core identity.
Our collections include core styles that define our authority in protection and warmth, complementary offerings that expand our year-round relevance, and a limited number of creative expressions intended to reinforce brand energy and cultural resonance.
Products are marketed primarily under the Company’s brands, including Canada Goose, Snow Goose, and Baffin. We offer customers main collections plus several capsule collections. The collections include a high proportion of continuative products, which are highly distinctive and recognized as iconic products. In fiscal 2026, we increased newness across existing styles and net new styles, while maintaining a high proportion of continuative offerings that anchor the brand.
Our product categories include outerwear, apparel, footwear, and accessories.
Down‑Filled Outerwear
Down‑filled outerwear is a defining element of the Canada Goose offering, grounded in our leadership in protection and warmth and designed for versatile use across a wide range of conditions. The assortment spans lightweight and heavyweight styles and is structured using the Thermal Experience Index to support different climates, activities, and wearing occasions.
Everyday Outerwear
Everyday outerwear includes rainwear and windwear, designed to deliver comfort, versatility, and functional performance in daily environments.
Apparel
Our apparel assortment includes men’s and women’s knitwear, fleece, sweatshirts, sweatpants, and t‑shirts. These products are designed to complement our outerwear offering and support everyday use across a range of climates and activities.

Footwear and Accessories
Our footwear and accessories offerings include men’s and women’s products such as sneakers, boots, hats, scarves, gloves, bags, and eyewear. These products are designed to complement and extend our outerwear and apparel offering while adhering to our design and quality standards.
Our Sales Channels and Key Markets
The channels through which we engage with and sell to our customers have evolved in parallel with the repositioning of our brand from a pure performance brand to a broader lifestyle brand. Over time, we have moved along the continuum from a wholesale model toward a primarily direct-to-consumer retail model. This evolution enables us to deepen relationships with our customers, capture and analyze first-party sales and engagement data to inform product development and customer experience initiatives, exercise greater control over inventory and distribution, and reinforce the premium positioning of the Canada Goose brand. We also utilize alternative channels, including archive stores, friends and family events, and employee sales as part of a disciplined approach to managing product lifecycle and inventory levels. Archive is reported within the DTC segment while friends and family and employee sales are reported under the Other segment.
The proportion of sales through our DTC and Wholesale channels varies by region.
The table below represents approximate values for each region and segment.
Percentage of DTC, Wholesale, and Other Revenue by Region

Region	Fiscal 2026	Fiscal 2025	Fiscal 2024
North America	76% DTC, 15% Wholesale, 9% Other	75% DTC, 15% Wholesale, 10% Other	70% DTC, 20% Wholesale, 10% Other
EMEA[1]	55% DTC, 40% Wholesale, 5% Other	50% DTC, 42% Wholesale, 8% Other	45% DTC, 50% Wholesale, 5% Other
Asia Pacific	84% DTC, 15% Wholesale, 1% Other	84% DTC, 14% Wholesale, 2% Other	85% DTC, 14% Wholesale, 1% Other
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
DTC Channel
We operate an omnichannel model designed to provide a consistent and integrated customer experience across our direct channels, including physical stores and e-Commerce. Our omnichannel capabilities include buy-online-return-in-store and endless aisle, which allow customers to access our broader assortment and transact smoothly across channels.
We continue to invest in and evolve our retail and digital capabilities to enhance the customer experience, strengthen direct engagement, and support long-term customer relationships.
Retail Stores
Our retail stores are designed to provide an immersive brand experience and enable customers to engage directly with our products.
We believe our Canadian Warmth experience differentiates our in-store engagement through a personalized and educational approach to customer interactions. Our brand ambassadors provide product knowledge and brand storytelling tailored to individual customer needs, with the objective of driving brand desire, supporting informed purchases and driving sales performance.

Our store network has grown from one retail store in Canada in 2016 to 88 stores spanning 16 markets at the end of fiscal 2026. We have grown our retail footprint in a disciplined and selective manner, prioritizing premier locations aligned with our brand positioning.
We operate the following types of retail stores:
Permanent stores represent the vast majority of our store network and are located either in premier shopping malls or as standalone stores. The end-to-end store experience including store design, merchandising, and customer service is owned and operated by us. Permanent stores are defined as directly operated retail locations with an executed lease term greater than 12 months, or locations operating under a lease intended to be ongoing or permanent in nature.
We have three types of permanent stores.
•Flagship Stores. Flagship stores are our lead locations and typically are our largest stores by size. They represent the most comprehensive expression of the brand, featuring expanded product assortments and distinctive design elements.
•Branded Stores. Branded stores are generally smaller than our flagship locations and include curated assortments tailored to store size, location, and local customer preferences. The majority of our global retail network consists of branded stores.
•Concession Stores. Concession stores are located within department stores and have the smallest footprint among our retail store formats.
We also operate temporary stores. These stores typically have executed lease terms of 12 months or less, including pop‑up, seasonal, or interim locations. These locations allow us to test new markets prior to committing to a permanent store and to serve our customers during peak demand periods in both new and existing markets. Product assortments in these stores are tailored based on the store size, local relevance, and anticipated demand.

As at March 29, 2026, our DTC segment by geography included the following permanent retail stores:

	March 29, 2026 Number of stores	March 29, 2026 Square feet[3]	March 30, 2025 Number of stores	March 30, 2025 Square feet[3]
Canada	10		10
United States	19		16
North America	29	73,424	26	72,145
Greater China[1]	32		28
Asia Pacific, ex Greater China	13		10
Asia Pacific	45	98,112	38	87,733
EMEA[2]	14	36,169	10	28,790
Total	88	207,705	74	188,668

1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Approximate net selling square footage at the end of the fiscal year.
We converted five temporary stores and opened nine net new permanent stores in fiscal 2026. We ended the fiscal year with 88 permanent retail stores in 16 markets globally and 93 total stores, including temporary and pop-up stores. This totaled approximately 217,287 square feet at March 29, 2026 compared with approximately 202,180 square feet at March 30, 2025.
Our average sales per square foot1, was $4,089 and $3,655 for fiscal 2026 and fiscal 2025, respectively. Sales per square foot is calculated using total revenue from our DTC retail stores that have been open for a 12‑month rolling period, beginning in its 13th month of operation, divided by average net selling space. Average net selling space is defined as the sum of a store’s selling square footage at the end of each month divided by 12 fiscal periods. Revenue from our retail stores represented approximately 75% of total DTC channel revenue in fiscal 2026.
1Sales per square foot is a supplementary financial measure. Please refer to the Non-IFRS measures and other financial measures section of our Management’s Discussion & Analysis for a definition of and explanation around this supplementary financial measure.
E-Commerce
E-Commerce channels include both directly-owned brand websites as well as third-party digital platforms, primarily in Asia. Our digital commerce platforms provide customers the benefit of added accessibility and flexibility to shop our products wherever and whenever they choose with access to the entire collection. As of March 29, 2026, we had a direct digital presence in more than 50 markets. Revenue from our e-Commerce business represented approximately 25% of total DTC channel revenue in fiscal 2026 and fiscal 2025, respectively.
Wholesale
Our wholesale channel is complementary to our DTC channel. This business is a highly curated expression of Canada Goose as we partner with high end retailers to raise brand awareness and test emerging markets. Following a reset of our wholesale footprint through fiscal 2024 and fiscal 2025, we have positioned this channel to represent a more authentic and elevated brand experience across our partners’ selling locations supported by a tightened supply of inventory.
In fiscal 2026, the majority of our wholesale revenue was generated by approximately 25% of our traditional wholesale partners.

Our wholesale business includes the following categories:
•Traditional wholesale partners. These partners include department stores, independent multi-brand stores, and online retailers. We have a presence through these types of wholesale partners in EMEA, North America, and Asia Pacific.
•International distributors. Our partners in this category have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. In fiscal 2026, we worked with international distributors based in Asia Pacific.
•Travel retail. Our travel retail partners operate in airports and duty-free locations that cater to customers traveling abroad. In fiscal 2026, travel retail locations were operated through third-party partners in EMEA and Asia Pacific.
In fiscal 2026, EMEA was our largest wholesale market, followed by North America and then Asia Pacific.
Other
The Other segment includes revenue from friends and family sales, employee sales and revenue generated by our manufacturing facility in Romania via the manufacturing of third-party products.
Our friends and family sales program forms part of our broader inventory management approach and is used selectively to manage product lifecycle and inventory levels in a disciplined manner. This approach allows us to maintain direct oversight of inventory and customer engagement while managing product responsibly. It also enables us to attract new customers, create desire with aspirational buyers, engage with existing customers in new ways, and generate incremental cash flow.
Our employee sales program enables employees to purchase select products from our current collections at attractive price points. This is a deliberate strategy to improve employee access to our in-line product, encouraging employees to engage with the brand and act as brand ambassadors.
Brand and Marketing
Our marketing strategy is designed to build a globally consistent brand while increasing cultural relevance and deepening engagement with our customers across regions.
By grounding marketing in our brand platform, we seek to improve clarity around what the brand stands for, improve consistency of execution, and support a more unified global narrative as we expand year-round relevance and presence beyond our historical winter performance roots.
Our marketing investments are focused on upper-funnel brand activity, supported by disciplined allocation across digital, social, experiential, and selective out-of-home channels. We use earned and owned media to extend reach, with paid media deployed selectively where performance can be measured. Channel mix and platform testing are tailored by region to reflect differences in consumer behaviour, media environments, and stages of brand maturity.
Authentic storytelling remains central to how we build brand relevance, and our marketing efforts are focused on increasing awareness and engagement among consumers and creators who influence broader brand perception. We selectively collaborate with partners, creators, and ambassadors who align with our values and product ethos, using these relationships to participate meaningfully in cultural conversations and present the brand in credible, real-world contexts. In fiscal 2026, we partnered with Lara Stone, Willie Nelson and D’Pharoah Woon-A-Tai for Snow Goose, while collaborating with Shai Gilgeous-Alexander and Greg Hsu as global brand ambassadors. We also partnered with approximately 40 film and television productions, in addition to selected film festival and media initiatives.
We develop community-based engagement, responsible use of data-informed personalization, and integration with retail and digital experiences to deliver consistent brand expression across the customer journey.
We assess the effectiveness of our marketing investments through a combination of brand research, performance metrics, and analytics. Brand health studies conducted across key markets evaluate awareness, consideration, relevance, and trust, while engagement and conversion metrics from owned and partner channels provide ongoing performance feedback.
These insights inform capital allocation, regional prioritization, and long-term planning, ensuring that marketing activity remains aligned with strategic objectives and supports sustainable value creation.
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
Manufacturing
In fiscal 2026, nearly all of our down-filled outerwear were manufactured in Canada. Over 80% of these products were manufactured directly in our facilities.
As of March 29, 2026, we operated six Canada Goose manufacturing facilities (five in Canada; one in Romania). We also work with domestic and international manufacturing partners who offer specialized expertise, which provides us with flexibility to scale our production and effectively offer a broader range of product categories.

At our Canadian facilities, we conduct comprehensive training programs for our manufacturing employees that help them to develop and become experts at their craft. Our manufacturing talent combined with our approach with domestic partners provides us with a high level of flexibility, which continues to fulfill our commitment to producing our down-filled product outerwear exclusively in Canada.
Our international partners, primarily based in Europe, produce finished goods for our wind wear, rain wear, knitwear, accessories, and footwear lines. For fiscal year 2026, the distribution of units manufactured by our owned and contract manufacturers is as follows: North America 65%, Europe 34%, and Asia 1%.
Our logistics network includes third-party warehouses located around the world in addition to our own manufacturing facilities. Given the greater unit volume produced in Canada, our primary warehouse is in Ontario, Canada. This unique point of origin is a competitive advantage as it allows us to operate, directionally, against traditional shipping routes.
Inventory Management
We aim to actively manage our inventory in line with the growing size of our business, with a disciplined approach to product lifecycle management. Our owned manufacturing allows us to achieve our goal to ensure product quality and preserving our Made in Canada heritage for our down-filled products. We strive to maintain inventory levels that are consistent with demand throughout the year. Our partnerships with contract manufacturers help us flex production capacity higher or lower depending on business needs, while supporting inventory planning. Contract manufactured product are returned to our owned facilities for final inspection and the application of our logo.
Sustainability
Sustainability is embedded in our culture and informs decision-making across our products and operations. Canada Goose integrates Environmental, Social and Governance (ESG) considerations throughout its business to support responsible growth, manage risk, and create long-term value. A dedicated Sustainability team enables collaboration and coordinated action across the organization in support of established goals and priorities.
Environment
Our environmental approach focuses on reducing climate and resource impacts across our operations and value chain. Our efforts are guided by our Science Based Targets and centered on decarbonizing Scope 1, 2, and 3 emissions through improved energy efficiency and electrification in operated facilities, integrating lifecycle assessment into product design, and embedding sustainability into logistics, supplier engagement, and global store development.
We complement these actions with circularity initiatives, including repair and resale, alongside waste reduction efforts that help minimize material use and environmental impacts.
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

C. Organizational Structure
The following chart reflects our organizational structure (including the jurisdiction of formation or incorporation of the various entities) as of May 11, 2026:

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
Canada Goose Japan, K.K.
(Japan)
50%
Canada Goose Retail Denmark ApS
(Denmark)
CG (Shanghai) Trading Co., Ltd.
(Jing'an, Shanghai)
Canada Goose HK Limited
(Hong Kong)

D. Property, Plants and Equipment
We maintain leased facilities for our corporate headquarters and to conduct our principal manufacturing and retail activities, which we believe are in good condition and working order.
As of March 29, 2026, we lease properties globally, which is comprised of (i) 88 permanent retail stores, (ii) seven offices (one in Switzerland, two in Greater China, one in the United Kingdom, one in Japan, one in France and one in Canada), (iii) eight manufacturing facilities (seven in Canada including one manufacturing facility for Baffin and one in Romania) and (iv) one warehouse facility in Canada. Our manufacturing and warehouse properties range in size from 50,000 to 190,000 square feet. We also occupy inventory space in the warehouses of several third party logistics providers in all of our primary regions.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
See below for Management’s Discussion & Analysis of Financial Conditions and Results of Operations.

CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the fourth quarter and year ended March 29, 2026
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated May 14, 2026 and provides information concerning our results of operations and financial condition for the fourth quarter and fiscal year ended March 29, 2026 (“fiscal 2026”). You should read this MD&A together with our audited consolidated financial statements and the related notes for the year ended March 29, 2026 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including this Annual Report on Form 20-F (the “Annual Report”).
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
•our ability to adapt to changing macroeconomic and international trade conditions, including interest rates, currency exchange rates or enacted tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; and

•the absence of material adverse changes in our industry or the global economy.
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
•we may be adversely impacted by trade barriers, including enacted and prospective additional tariffs and regulations in the United States, China, the United Kingdom and the European Union, which could increase the prices of the raw materials for our products. Export requirements, tariffs, taxes and other restrictions and expenses, could also increase the prices of our products and make us less competitive in some countries or markets;
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
•an economic downturn and general economic conditions (for example, more elevated inflation, energy costs and rising interest rates) may further affect discretionary consumer spending;
•we may not be able to satisfy changing consumer preferences;
•global political events, including the impact of political disruptions and protests, which may cause business interruptions;
•our ability to procure high quality raw materials and certain finished goods globally at consistent pricing;
•our ability to manage inventory and forecast our inventory needs, which we continuously monitor, and to manage our production distribution networks;
•we may not be able to protect or preserve our brand image and proprietary rights globally;
•the success of our business strategy;
•our ability to manage our exposure to data security and cybersecurity events;
•disruptions to manufacturing, distribution activities and product quality due to factors such as operational issues, disruptions in transportation logistic functions or labour shortages or disruptions;
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
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition, liquidity and capital resources, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. Additional impacts may arise that we are not aware of currently. The potential of such additional impacts intensifies the business and operating risks that we face, and should be considered when reading the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report, particularly in Section 3.D of this Annual Report titled “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein and have filed as exhibits hereto completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Annual Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and the Annual Financial Statements and this accompanying MD&A are presented in millions of Canadian dollars, except where otherwise indicated. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures and Other Specified Financial Measures” below.
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
All references to “fiscal 2024” are to the Company’s fiscal year ended March 31, 2024; to “fiscal 2025” are to the Company’s fiscal year ended March 30, 2025; and to “fiscal 2026” are to the Company’s fiscal year ended March 29, 2026.

The Company’s fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. The additional week in a 53-week fiscal year is added to the third quarter. Fiscal 2024, fiscal 2025 and fiscal 2026 are each a 52-week fiscal year.
SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations and financial performance for the years ended March 29, 2026, March 30, 2025 and March 31, 2024 and the fourth quarters ended March 29, 2026 and March 30, 2025. Basis points (“bps”) expresses the changes between percentages. See “Results of Operations” for additional details and for the comparison discussions between the years ended March 29, 2026 and March 30, 2025.
For the comparison discussions between the years ended March 30, 2025 and March 31, 2024, please see Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended March 30, 2025, filed with Canadian securities commissions on SEDAR+ and with the SEC on May 21, 2025.

CAD $ millions (except per share data)	Year ended			Fourth quarter ended
	March 29, 2026	March 30, 2025	March 31, 2024	March 29, 2026	March 30, 2025
Statement of Operations data:
Revenue	1,528.2	1,348.4	1,333.8	453.3	384.6
Gross profit	1,065.5	943.1	917.4	315.4	274.4
Gross margin	69.7%	69.9%	68.8%	69.6%	71.3%
Operating income	88.8	164.1	124.5	64.9	55.1
Net income	27.8	103.6	58.1	32.7	27.7
Net income attributable to shareholders of the Company	22.5	94.8	58.4	28.1	27.1
Earnings per share attributable to shareholders of the Company
Basic	$0.23	$0.98	$0.58	$0.29	$0.28
Diluted	$0.23	$0.97	$0.57	$0.28	$0.28

CAD $ millions	March 29, 2026	March 30, 2025
Financial Position:		Reclassified[1]
Cash	408.2	334.4
Inventories	386.3	384.0
Total assets[1]	1,753.2	1,631.9
Total non-current liabilities	756.9	731.7
Equity	627.8	556.6
1 The Company identified an immaterial reclassification to the annual statement of financial position as at March 30, 2025, and related note disclosures for comparative figures pertaining to sales taxes receivables presented in trade receivables, and sales taxes payables presented in accounts payable and accrued liabilities. As a result, the Company reclassified $15.2m from accounts payable and accrued liabilities to trade receivables as at March 30, 2025. See "Note 2. Material accounting policy information" in our Annual Financial Statements for more details on the reclassification.

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
•New Products. We intend to continue investing in design, innovation, merchandising, and the development and introduction of new products, including talent development, as well as expanding offerings in our existing product categories, across styles, uses, and climates that have varying margin profiles. As our product mix evolves, our gross margin has been and may continue to be unfavourably impacted by a lower proportion of down-filled outerwear sales, currently our highest margin products. Our gross margin is also impacted by our development cycle, given that there is a longer time horizon to realize the return on investment from our new products.
•Growth in our Direct to Consumer (“DTC”) Channel. We plan to continue executing our global strategy through retail and e-Commerce expansion, though the scale of such expansion may be delayed due to current global economic conditions. We continue to monitor these conditions and their potential impact on our ability to achieve positive DTC comparable sales growth1.
1 DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
•Wholesale. Our wholesale channel is complementary to our DTC channel. We have streamlined our wholesale partnerships as part of our global DTC strategy, to reset and refresh our wholesale footprint, focusing our efforts on partners who align with our luxury brand positioning. This reset will impact the portion of revenue this channel represents in total revenue as well as year over year results from this channel.
•Macroeconomic Conditions. We are subject to risks and exposures from the evolving macroeconomic environment, including supply chain disruptions, economic uncertainty, customer budgetary constraints, the imposition of new tariffs or trade restrictions, including tariffs imposed by the United States, ongoing trade discussions and potential changes in trade relations between Canada and the United States, Mainland China and the United Kingdom, inflation, and resulting fears of potential economic slowdowns or recessions, all of which may negatively impact consumer demand for our products. We continuously monitor the direct and indirect impacts of these circumstances on our business and financial results.
•Seasonality. We experience seasonal fluctuations in our revenue and operating results and realize a significant portion of our annual wholesale revenue during our second, third and fourth fiscal quarters, and our annual DTC revenue in our third and fourth fiscal quarters, as we expand our product offering and become an all-season brand. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT1 in the first quarter. As a result of our seasonality, changes that impact gross margin and adjusted EBIT1, among others can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods. Business performance can also be impacted by the timing and intensity of cold weather, which may affect purchasing behaviour, including causing earlier or later purchases relative to prior periods, especially in our DTC channel.
1    Adjusted EBIT is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand and borrowings on our revolving credit facility, the Mainland China Facilities, and the Japan Facility. Historically, cash flows from operations have been highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
•Global Climate Trends. A portion of our business is dependent on cold-weather seasons and patterns to generate consumer demand for our products. Consumer demand for our products may be negatively affected to the extent global climate patterns trend warmer, reducing typical patterns of cold-weather events or increasing weather volatility.
•Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2026, 2025 and 2024, we generated 73.6%, 70.5% and 70.5%, respectively, of our revenue in currencies other than Canadian dollars.
Refer to “Quantitative and Qualitative Disclosures about Market Risk - Foreign exchange risk” below for more details on foreign exchange.
•Global Social, Economic and Political Events and Other Disruptions. We are conscious of risks related to social, economic, and political instability, including geopolitical tensions, regulatory matters, market volatility, risks related to the international trade and tax environment (including tariffs, quotas, customs and other restrictions), and social unrest, each of which may be affecting consumer spending, international travel, credit markets, logistics, and foreign exchange in certain countries and travel corridors.
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
Our DTC segment includes sales to customers through our retail stores and our e-Commerce website available across numerous markets, which includes the recommerce platform Canada Goose Generations.
Through our Wholesale segment, we sell to a mix of retailers and international distributors, who are partners that have partial or full exclusive territory rights to sell our products to a particular market through their own DTC channels or local wholesalers. The Wholesale segment includes the introduction of travel retail within the second quarter of fiscal 2024.
The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale segments, such as sales to employees, friends and family sales, certain selling, general &

administrative (“SG&A”) expenses, and results from the Paola Confectii knitwear manufacturing business.
Corporate expenses comprise costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.
As at March 29, 2026, our DTC segment by geography included the following permanent retail stores:

		Fiscal 2026
	March 30, 2025	Q1 Activity	Q2 Activity	Q3 Activity	Q4 Activity[3]	March 29, 2026
Canada	10	—	—	—	—	10
United States	16	—	—	1	2	19
North America	26	—	—	1	2	29
Greater China[1]	28	(1)	1	2	2	32
Asia Pacific (excluding Greater China1)	10	2	—	—	1	13
Asia Pacific	38	1	1	2	3	45
EMEA[2]	10	1	—	1	2	14
Total permanent stores	74	2	1	4	7	88

		Fiscal 2025
	March 31, 2024	Q1 Activity	Q2 Activity	Q3 Activity	Q4 Activity	March 30, 2025
Canada	9	—	1	—	—	10
United States	16	—	—	—	—	16
North America	25	—	1	—	—	26
Greater China[1]	26	—	2	—	—	28
Asia Pacific (excluding Greater China1)	8	—	—	2	—	10
Asia Pacific	34	—	2	2	—	38
EMEA[2]	9	—	1	—	—	10
Total permanent stores	68	—	4	2	—	74
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3The conversion of three temporary stores to permanent stores is included in the Q4 fiscal 2026 activity. This conversion occurs due to a change in the definition of permanent stores, which are now defined as directly operated retail locations with an executed lease term greater than 12 months, or locations operating under a lease intended to be ongoing or permanent in nature.
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
Manufacturing costs including raw materials, direct labour, and overhead such as depreciation on our manufacturing right-of-use assets and plant assets. Cost of sales also include inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates, and the allocation of overhead.
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
SG&A expenses within our operating segments include:
•Selling costs which generally correlate to revenue timing and would typically experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our DTC segment, including the investment required to support e-Commerce websites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.
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
Net Interest, Finance and Other Costs
Net interest, finance and other costs represent interest expense on our borrowings including the Revolving Facility, the Term Loan, the Mainland China Facilities, the Japan Facility, each as defined below, and lease liabilities, as well as standby fees and other financing costs, net of interest income. Net interest, finance and other costs also include the fair value remeasurements of the contingent consideration, put option liability related to the agreement entered into between the Company and Sazaby League to form the Japan Joint Venture (“Japan Joint Venture Agreement”), and foreign exchange gains and losses on the outstanding principal balance of the Term Loan, net of the impact of hedging, which was previously presented in SG&A expenses.
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

RESULTS OF OPERATIONS
For the year ended March 29, 2026 compared to the year ended March 30, 2025
The following table summarizes results of operations and expresses the percentage relationship to revenue of certain financial statement captions. Basis points (“bps”) expresses the changes between percentages.

CAD $ millions (except share and per share data)	Year ended		$ Change	% Change
	March 29, 2026	March 30, 2025
Statement of Income data:
Revenue	1,528.2	1,348.4	179.8	13.3%
Cost of sales	462.7	405.3	(57.4)	(14.2)%
Gross profit	1,065.5	943.1	122.4	13.0%
Gross margin	69.7%	69.9%		(20)	bps
SG&A expenses	976.7	779.0	(197.7)	(25.4)%
SG&A expenses as a % of revenue	63.9%	57.8%		(610)	bps
Operating income	88.8	164.1	(75.3)	(45.9)%
Operating margin	5.8%	12.2%		(640)	bps
Net interest, finance and other costs	35.0	36.0	1.0	2.8%
Income before income taxes	53.8	128.1	(74.3)	(58.0)%
Income tax expense	26.0	24.5	(1.5)	(6.1)%
Effective tax rate	48.3%	19.1%		(2,920)	bps
Net income	27.8	103.6	(75.8)	(73.2)%
Net income attributable to non-controlling interest	5.3	8.8	(3.5)	(39.8)%
Net income attributable to shareholders of the Company	22.5	94.8	(72.3)	(76.3)%
Weighted average number of shares outstanding
Basic	97,052,303	96,741,308
Diluted	99,004,314	98,065,000
Income per share attributable to shareholders of the Company
Basic	$0.23	$0.98	$(0.75)	(76.5)%
Diluted	$0.23	$0.97	$(0.74)	(76.3)%

Revenue

	Year ended		$ Change			% Change
CAD $ millions	March 29, 2026	March 30, 2025	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	1,157.4	998.9	158.5	(4.8)	153.7	15.9%	15.4%
Wholesale	291.2	260.8	30.4	(8.3)	22.1	11.7%	8.5%
Other	79.6	88.7	(9.1)	0.6	(8.5)	(10.3)%	(9.6)%
Total revenue	1,528.2	1,348.4	179.8	(12.5)	167.3	13.3%	12.4%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue by geography

	Year ended		$ Change			% Change
CAD $ millions	March 29, 2026	March 30, 2025	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	261.4	240.6	20.8	—	20.8	8.6%	8.6%
United States	385.1	338.9	46.2	2.9	49.1	13.6%	14.5%
North America	646.5	579.5	67.0	2.9	69.9	11.6%	12.1%
Greater China[1]	498.3	426.5	71.8	0.9	72.7	16.8%	17.0%
Asia Pacific (excluding Greater China1)	130.0	111.3	18.7	2.1	20.8	16.8%	18.7%
Asia Pacific	628.3	537.8	90.5	3.0	93.5	16.8%	17.4%
EMEA[2]	253.4	231.1	22.3	(18.4)	3.9	9.6%	1.7%
Total revenue	1,528.2	1,348.4	179.8	(12.5)	167.3	13.3%	12.4%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the year ended March 29, 2026 was $1,528.2m, an increase of $179.8m, or 13.3%, from $1,348.4m for the year ended March 30, 2025. On a constant currency1 basis, revenue increased by 12.4% the year ended March 29, 2026 compared to the year ended March 30, 2025, reflecting the strength of the euro relative to the Canadian dollar in the current period.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment for the year ended March 29, 2026 was $1,157.4m, compared to $998.9m for the year ended March 30, 2025. Revenue generated from retail stores and e-Commerce platforms represented 75.0% and 25.0%, respectively, of DTC revenue for the year ended March 29, 2026 compared to 75.3% and 24.7%, respectively, for the year ended March 30, 2025.
The increase of $158.5m or 15.9% was attributable largely to:
•Retail expansion with nine net new permanent stores, five temporary stores converted to permanent during fiscal 2026, and six new permanent store openings in the prior year running for the full duration of fiscal 2026.

•DTC comparable sales growth1 of 8.4%, which included positive comparable sales growth1 for both stores and e-Commerce, across all geographies.
◦Our average sales per square foot1, was $4,089 and $3,655 for fiscal 2026 and fiscal 2025, respectively, an increase of $434 per square foot.
1DTC comparable sales growth and average sales per square foot are supplementary financial measures. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Wholesale
Revenue from our Wholesale segment for the year ended March 29, 2026 was $291.2m, compared to $260.8m for the year ended March 30, 2025. The increase of $30.4m or 11.7% was primarily driven by growth in the order book and higher reorder levels in United States and EMEA. This increase was also aided by the earlier launch of the Spring/Summer 2026 collection.
Other
Revenue from our Other segment for the year ended March 29, 2026 was $79.6m, compared to $88.7m for the year ended March 30, 2025. The decrease of $9.1m or (10.3)% was attributable to lower revenue generated from fewer friends and family events and product sales to employees.
Gross Profit

	Year ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	1,065.5	69.7%	943.1	69.9%	122.4	(20)	bps
Gross profit and gross margin for the year ended March 29, 2026 were $1,065.5m and 69.7%, respectively, compared to $943.1m and 69.9%, respectively, for the year ended March 30, 2025. The increase in gross profit of $122.4m was attributable to higher revenue as noted above. Gross margin in the current period has been unfavourably impacted by increased freight and duty costs driven by country mix with a higher proportion of revenue in Asia Pacific, full year of higher duty costs on imports to the United Kingdom in EMEA, partially offset by favourable channel mix due to a higher portion of DTC revenue. Pricing had a limited impact on gross margin.
SG&A Expenses

	Year ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	Change in bps
SG&A expenses	976.7	63.9%	779.0	57.8%	(197.7)	(610)	bps
SG&A expenses were $976.7m for the year ended March 29, 2026 compared to $779.0m for the year ended March 30, 2025. SG&A expenses comprised of:

•$529.7m of costs from our operating segments for the year ended March 29, 2026 compared to $434.9m for the year ended March 30, 2025; and
•Corporate expenses of $447.0m for the year ended March 29, 2026 compared to $344.1m for the year ended March 30, 2025.
Within operating segments and corporate expenses, the Company incurs marketing expenses. These expenses are primarily focused on building brand awareness, with region-specific allocation across channels and selective use of paid media.
•$153.6m of marketing expenses were incurred in the year ended March 29, 2026, compared to $121.5m in the year ended March 30, 2025.
The increase of $197.7m or (25.4)% in SG&A expenses was primarily attributable to:
•An increase of $102.9m in costs related to corporate expenses, mainly driven by:
◦$43.8m for the financial award in the first quarter of fiscal 2026, for the arbitration proceeding instituted in fiscal 2024 between the Company and a former supplier of the Company;
◦$31.7m of higher marketing expenses;
◦$17.4m of higher personnel costs, including incentive compensation, in the current year; and
◦$2.1m of lower foreign exchange gains.
•An increase of $94.8m in costs related to our operating segments, mainly driven by:
◦$48.6m increase in costs attributable to:
▪expansion from new stores and prior year store openings which have run for the full duration of fiscal 2026, and costs incurred on stores opening in fiscal 2027;
▪increased investment in labour in comparable stores; and
▪higher revenue resulting in higher lease costs.
◦$14.5m of bad debt provisioning, related to a wholesale partner in the United States;
◦$5.6m of increased technology costs variable to revenue, primarily for e-Commerce platform fees of $3.3m and Wholesale license fees of $2.3m; and
◦$0.4m of higher marketing expenses.
◦$8.3m in depreciation and amortization expenses mainly driven by increased impairment expenses and new retail stores opening in fiscal 2027 and beyond.
SG&A expenses as a percentage of revenue increased by 610 bps to 63.9% in the year ended March 29, 2026, compared to 57.8% for the year ended March 30, 2025.

Operating Income and Operating Margin

	Year ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	451.2	39.0%	408.2	40.9%	43.0	(190)	bps
Wholesale	83.2	28.6%	87.3	33.5%	(4.1)	(490)	bps
Other	1.4	1.8%	12.7	14.3%	(11.3)	(1,250)	bps
Total segment operating income[1]	535.8		508.2		27.6

	Year ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	535.8		508.2		27.6
Corporate expenses	(447.0)		(344.1)		(102.9)
Total operating income	88.8	5.8%	164.1	12.2%	(75.3)	(640)	bps
1Total segment operating income is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating income and operating margin were $88.8m and 5.8%, for the year ended March 29, 2026 compared to $164.1m and 12.2%, for the year ended March 30, 2025. The decrease in operating income of $75.3m and decrease in operating margin of 640 bps was attributable to higher SG&A costs, as noted above.
DTC
DTC segment operating income and operating margin were $451.2m and 39.0% for the year ended March 29, 2026 compared to $408.2m and 40.9% for the year ended March 30, 2025. The increase in operating income of $43.0m was attributable to higher gross profit, partially offset by higher operating costs associated with our global retail network.
The decrease in operating margin of 190 bps was attributable to:
•Gross margin - unfavourably decreased by (140) bps to 76.7% in the year ended March 29, 2026, compared to 78.1% for the year ended March 30, 2025. The decrease in gross margin was mainly due to higher freight and duty costs driven by country mix with a higher proportion of revenue in Asia Pacific, full year of higher duty costs on imports to the United Kingdom in EMEA, pricing and channel mix.
•SG&A expenses as a percentage of revenue - unfavourably increased by (50) bps to 37.7% for the year ended March 29, 2026, compared to 37.2% for the year ended March 30, 2025. Despite DTC comparable sales growth1 which positively impacted our operating leverage, higher impairment costs and increased investment in labour in comparable stores led to deleverage in the segment.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Wholesale
Wholesale segment operating income and operating margin were $83.2m and 28.6% for the year ended March 29, 2026 compared to $87.3m and 33.5% for the year ended March 30, 2025. The decrease in operating income of $4.1m was attributable to higher SG&A expenses, partially offset by higher gross profit.
The decrease in operating margin of (490) bps was attributable to:
•Gross margin - favourably increased by 30 bps to 51.6% for the year ended March 29, 2026, compared to 51.3% for the year ended March 30, 2025. The increase in gross margin was driven by pricing, partially offset by unfavourable channel mix and higher freight and duty costs driven by higher duties on imports to the United Kingdom in EMEA.
•SG&A expenses as a percentage of revenue - unfavourably increased by (520) bps to 23.0% for the year ended March 29, 2026, compared to 17.8% for the year ended March 30, 2025. The increase was primarily attributable to bad debt provisioning related to a wholesale partner in the United States, in the third quarter of fiscal 2026. Excluding bad debt provisioning, SG&A expenses as a percentage of revenue is 18.1%, an unfavourable increase of (30) bps compared to the year ended March 30, 2025.
Other
Other segment operating income was $1.4m for the year ended March 29, 2026 compared to $12.7m for the year ended March 30, 2025. The decrease in operating income of $11.3m was attributable to lower revenue due to fewer friends and family events and higher costs related to the Earn-Out (as defined below) based on higher performance through the measurement period, which ended in November 2025.
Net Interest, Finance and Other Costs

	Year ended
	March 29, 2026	March 30, 2025
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	35.0	36.0	1.0	2.8%
Net interest, finance and other costs were $35.0m for the year ended March 29, 2026 compared to $36.0m for the year ended March 30, 2025. The decrease of $1.0m, or 2.8%, was primarily driven by favourable foreign exchange fluctuations of $8.1m related to the term loan facility, net of hedging impacts, and a $2.9m reduction in interest expense on our debt facilities due to a lower average outstanding balance resulting from higher repayments and reduced borrowings during the period. These favourable impacts were further supported by a $5.1m reduction in the loss on the fair value remeasurement of the put option associated with the Japan Joint Venture and a $1.4m increase in interest income. Partially offsetting these favourable movements were a $15.2m reduction in the gain on the fair value remeasurement of the contingent consideration also related to the Japan Joint Venture, and a $1.3m increase in interest expense related to principal payments on lease liabilities. The change in the fair value of the put option liability was driven by progression through the 10-year term, while the change in the fair value of the contingent consideration was driven by an extension of its term.

Income Taxes

	Year ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax expense	26.0	48.3%	24.5	19.1%	(1.5)	(2,920)	bps
Income tax expense was $26.0m for the year ended March 29, 2026 compared to $24.5m for the year ended March 30, 2025. For the year ended March 29, 2026, the effective and statutory tax rates were 48.3% and 25.2%, respectively, compared to 19.1% and 25.3% for the year ended March 30, 2025, respectively. Given our global operations, the effective tax rate is impacted by: (i) our consolidated profit or loss; (ii) our profit or loss for tax purposes in each taxable jurisdiction including the impact of amounts recorded for accounting purposes that are disregarded in the computation of income for tax purposes (such as a portion of share-based compensation expense and fair value remeasurement of the put option related to the Japan Joint Venture); and (iii) the statutory tax rate (taking account of relevant Pillar Two taxes) applicable in each jurisdiction, where the occurrence during the fiscal year ended March 29, 2026 of certain non-recurring expenses adversely impacted consolidated profit and resulted in losses in certain taxable jurisdictions with a lower statutory tax rate, whereas profit in taxable jurisdictions with a higher statutory tax rate was elevated.
Net Income
Net income for the year ended March 29, 2026 was $27.8m compared to $103.6m for the year ended March 30, 2025, driven by the factors described above.

For the fourth quarter ended March 29, 2026 compared to the fourth quarter ended March 30, 2025
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	Fourth quarter ended		$ Change	% Change
	March 29, 2026	March 30, 2025
Statement of income data:
Revenue	453.3	384.6	68.7	17.9%
Cost of sales	137.9	110.2	(27.7)	(25.1)%
Gross profit	315.4	274.4	41.0	14.9%
Gross margin	69.6%	71.3%		(170)	bps
SG&A expenses	250.5	219.3	(31.2)	(14.2)%
SG&A expenses as % of revenue	55.3%	57.0%		170	bps
Operating income	64.9	55.1	9.8	17.8%
Operating margin	14.3%	14.3%		0	bps
Net interest, finance and other costs	6.7	10.0	3.3	33.0%
Income before income taxes	58.2	45.1	13.1	29.0%
Income tax expense	25.5	17.4	(8.1)	(46.6)%
Effective tax rate	43.8%	38.6%		(520)	bps
Net income	32.7	27.7	5.0	18.1%
Net income attributable to non-controlling interest	4.6	0.6	4.0	666.7%
Net income attributable to shareholders of the Company	28.1	27.1	1.0	3.7%
Weighted average number of shares outstanding
Basic	97,135,387	96,820,406
Diluted	99,219,037	98,153,729
Earnings per share attributable to shareholders of the Company
Basic	$0.29	$0.28	$0.01	3.6%
Diluted	$0.28	$0.28	$0.00	0.0%

Revenue

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 29, 2026	March 30, 2025	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency[1]
DTC	361.7	314.1	47.6	2.0	49.6	15.2%	15.8%
Wholesale	49.1	31.8	17.3	(0.9)	16.4	54.4%	51.6%
Other	42.5	38.7	3.8	0.3	4.1	9.8%	10.6%
Total revenue	453.3	384.6	68.7	1.4	70.1	17.9%	18.2%
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 29, 2026	March 30, 2025	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency[3]
Canada	75.1	69.9	5.2	—	5.2	7.4%	7.4%
United States	104.9	95.5	9.4	3.4	12.8	9.8%	13.4%
North America	180.0	165.4	14.6	3.4	18.0	8.8%	10.9%
Greater China[1]	172.2	138.6	33.6	0.3	33.9	24.2%	24.5%
Asia Pacific (excluding Greater China1)	36.2	31.8	4.4	1.5	5.9	13.8%	18.6%
Asia Pacific	208.4	170.4	38.0	1.8	39.8	22.3%	23.4%
EMEA[2]	64.9	48.8	16.1	(3.8)	12.3	33.0%	25.2%
Total revenue	453.3	384.6	68.7	1.4	70.1	17.9%	18.2%
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
3Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Revenue for the fourth quarter ended March 29, 2026 was $453.3m, an increase of $68.7m, or 17.9%, from $384.6m for the fourth quarter ended March 30, 2025. On a constant currency1 basis, revenue increased by 18.2% for the fourth quarter ended March 29, 2026 compared to the fourth quarter ended March 30, 2025, reflecting the strengthening of the Canadian dollar relative to the U.S. dollar and the Chinese yuan in the current quarter.
1Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
DTC
Revenue from our DTC segment was $361.7m for the fourth quarter ended March 29, 2026 compared to $314.1m for the fourth quarter ended March 30, 2025. The increase of $47.6m or 15.2% was driven by the following factors:
•DTC comparable sales growth1 of 10.0%, which included positive DTC comparable sales growth for both stores and e-Commerce.
•Retail expansion with four net new permanent stores and three temporary stores converted to permanent during the fourth quarter of fiscal 2026.
1DTC comparable sales growth (decline) is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

Wholesale
Revenue from our Wholesale segment was $49.1m for the fourth quarter ended March 29, 2026 compared to $31.8m for the fourth quarter ended March 30, 2025. The increase of $17.3m or 54.4% was primarily driven by the earlier launch of the Spring/Summer 2026 collection, mainly in EMEA, and higher re-order levels.
Other
Revenue from our Other segment was $42.5m for the fourth quarter ended March 29, 2026 compared to $38.7m for the fourth quarter ended March 30, 2025. The increase of $3.8m was attributable to higher revenue generated from friends and family events.
Gross Profit

	Fourth quarter ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	Gross margin	Reported	Gross margin	$ Change	Change in bps
Gross profit	315.4	69.6%	274.4	71.3%	41.0	(170)	bps
Gross profit and gross margin for the fourth quarter ended March 29, 2026 were $315.4m and 69.6%, respectively, compared to $274.4m and 71.3%, respectively, for the fourth quarter ended March 30, 2025. The increase in gross profit of $41.0m was attributable to higher revenue, partially offset by gross margin compression. Gross margin in the current quarter was unfavourably impacted by product mix due to the earlier launch of the Spring/Summer 2026 collection, channel mix due to growth in Wholesale revenue and increased freight and duty costs driven by country mix with a higher proportion of revenue in Asia Pacific. Partially offsetting these results was favourability in region mix. Pricing had a limited impact on gross margin.
SG&A Expenses

	Fourth quarter ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	Change in bps
SG&A expenses	250.5	55.3%	219.3	57.0%	(31.2)	170	bps
SG&A expenses were $250.5m for the fourth quarter ended March 29, 2026 compared to $219.3m for the fourth quarter ended March 30, 2025. SG&A expenses comprised of:
•$146.1m of costs from our operating segments for the fourth quarter ended March 29, 2026 compared to $128.4m for the fourth quarter ended March 30, 2025; and
•Corporate expenses of $104.4m for the fourth quarter ended March 29, 2026 compared to $90.9m for the fourth quarter ended March 30, 2025.
Within operating segments and corporate expenses, the Company incurs marketing expenses. These expenses are focused on upper-funnel brand activity, with region-specific allocation across channels and selective use of paid media.
•$28.2m of marketing expenses in the fourth quarter ended March 29, 2026, compared to $30.6m in the fourth quarter ended March 30, 2025.

The increase of $31.2m or (14.2)% in SG&A expenses was primarily attributable to:
•An increase of $13.5m in costs related to corporate expenses mainly driven by:
◦$19.4m of higher personnel costs including incentive compensation.
◦Partially offset by:
▪$2.4m in lower marketing expenses; and
▪$2.2m in lower foreign exchange losses.
•An increase of $17.7m in costs related to our operating segments mainly driven by:
◦higher revenue resulting in $4.8m of higher lease costs.
◦$8.9m in depreciation and amortization expenses mainly driven by increased impairment expenses and new retail stores opening in fiscal 2027 and beyond.
SG&A expenses as a percentage of revenue decreased by 170 bps to 55.3% in the fourth quarter ended March 29, 2026, compared to 57.0% for the fourth quarter ended March 30, 2025.
Operating Income and Operating Margin

	Fourth quarter ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
DTC	150.6	41.6%	137.8	43.9%	12.8	(230)	bps
Wholesale	9.0	18.3%	3.6	11.3%	5.4	700	bps
Other	9.7	22.8%	4.6	11.9%	5.1	1,090	bps
Total segment operating income[1]	169.3		146.0		23.3

	Fourth quarter ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	Operating margin	Reported	Operating margin	$ Change	Change in bps
Total segment operating income[1]	169.3		146.0		23.3
Corporate expenses	(104.4)		(90.9)		(13.5)
Total operating income	64.9	14.3%	55.1	14.3%	9.8	0	bps
1Total segment operating income is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Operating income and operating margin were $64.9m and 14.3% for the fourth quarter ended March 29, 2026 compared to $55.1m and 14.3% for the fourth quarter ended March 30, 2025. The increase in operating income of $9.8m was attributable to higher gross profit as noted above, partially offset by higher SG&A costs. Excluding impairment charges of $8.4m, operating income and operating margin were $73.3m and 16.2%.
DTC
DTC segment operating income and operating margin were $150.6m and 41.6% for the fourth quarter ended March 29, 2026 compared to $137.8m and 43.9% for the fourth quarter ended March 30, 2025. The increase in operating income of $12.8m was attributable to improved revenue and gross profit, partially offset by higher operating costs associated with our global retail network and impairment charges of $8.4m.
The decrease in operating margin of (230) bps was attributable to:
•Gross margin - unfavourably decreased by (140) bps to 76.9% in the fourth quarter ended March 29, 2026, compared to 78.3% for the fourth quarter ended March 30, 2025. The decrease in gross margin was mainly driven by higher freight and duty costs driven by country mix with a higher proportion of revenue in Asia Pacific and channel mix.
•SG&A expenses as a percentage of revenue - unfavourably increased by (90) bps to 35.3% for the fourth quarter ended March 29, 2026, compared to 34.4% for the fourth quarter ended March 30, 2025. Despite DTC comparable sales growth1 which positively impacted our operating leverage, higher impairment costs, and lease costs variable to revenue, led to deleveraging in the segment.
1DTC comparable sales (decline) growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
Wholesale
Wholesale segment operating income and operating margin were $9.0m and 18.3%, respectively, for the fourth quarter ended March 29, 2026 compared to $3.6m and 11.3% for the fourth quarter ended March 30, 2025. The increase in operating income of $5.4m was attributable to higher gross profit, driven by an increase in revenue as discussed above, partially offset by higher SG&A expenses.
The increase in operating margin of 700 bps was attributable to:
•Gross margin - unfavourably decreased by (130) bps to 45.2% in the fourth quarter ended March 29, 2026, compared to 46.5% for the fourth quarter ended March 30, 2025. The decrease in gross margin was mainly due to product mix driven by the earlier launch of Spring/Summer 2026 collection and increased freight and duty costs.
•SG&A expenses as a percentage of revenue - favourably decreased by 830 bps to 26.9% for the fourth quarter ended March 29, 2026, compared to 35.2% for the fourth quarter ended March 30, 2025. The decrease in percentage was attributable to the increase in segment revenue as noted above that outpaced the increase for SG&A expenses driven by licensing fees.
Other
Other segment operating income was $9.7m for the fourth quarter ended March 29, 2026 compared to other segment operating income of $4.6m for the fourth quarter ended March 30, 2025. The increase in operating income of $5.1m was attributable to higher revenue and gross profit and lower SG&A expenses in Paola Confectii with the pay-out of the Earn-Out (as defined below).

Net Interest, Finance and Other Costs

	Fourth quarter ended
	March 29, 2026	March 30, 2025
CAD $ millions	Reported	Reported	$ Change	% Change
Net interest, finance and other costs	6.7	10.0	3.3	33.0%
Net interest, finance and other costs were $6.7m for the fourth quarter ended March 29, 2026 compared to $10.0m for the fourth quarter ended March 30, 2025. The decrease of $3.3m, or 33.0%, was primarily driven by a $9.5m decrease in the loss on the fair value remeasurement of the put option related to the Japan Joint Venture, as well as a $0.7m decrease in other costs. These favourable movements were partially offset by a $3.1m reduction in the gain on the fair value remeasurement of the contingent consideration, also related to the Japan Joint Venture. The change in the fair value of the put option liability was driven by progression through the 10-year term, while the change in the fair value of the contingent consideration was driven by an extension of its term. The decrease during the quarter was further partially offset by unfavourable foreign exchange fluctuations of $1.8m related to the term loan facility, net of hedging impacts, a $1.0m increase in interest expense related to principal payments on lease liabilities and a $1.0m increase in interest expense on the Company’s debt facilities compared to the prior quarter.
Income Taxes

	Fourth quarter ended
	March 29, 2026		March 30, 2025
CAD $ millions	Reported	Effective tax rate	Reported	Effective tax rate	$ Change	Change in bps
Income tax expense	25.5	43.8%	17.4	38.6%	(8.1)	(520)	bps
Income tax expense was $25.5m for the fourth quarter ended March 29, 2026 compared to $17.4m for the fourth quarter ended March 30, 2025. For the fourth quarter ended March 29, 2026, the effective and statutory tax rates were 43.8% and 25.2%, respectively, compared to 38.6% and 25.3%, respectively, for the fourth quarter ended March 30, 2025. Given our global operations, the quarter to date effective tax rate is impacted by: (i) our consolidated profit or loss; (ii) our profit or loss for tax purposes in each taxable jurisdiction including the impact of amounts recorded for accounting purposes that are disregarded in the computation of income for tax purposes (such as a portion of share-based compensation expense and fair value remeasurement of the put option related to the Japan Joint Venture); and (iii) the statutory tax rate (taking account of relevant Pillar Two taxes) applicable in each jurisdiction.
Net Income
Net income for the fourth quarter ended March 29, 2026 was $32.7m compared to $27.7m for the fourth quarter ended March 30, 2025, driven by the factors described above.

QUARTERLY FINANCIAL INFORMATION
The following is a summary of selected consolidated financial information for each of the eight most recently completed quarters:

CAD $ millions (except per share data)	Revenue				% of fiscal year revenue	Net income (loss) attributable to shareholders of the Company	Earnings (loss) per share attributable to shareholders of the Company		Operating income (loss)	Adjusted EBIT[1]	Adjusted net income (loss) per diluted share attributable to shareholders of the Company[1]
	DTC	Wholesale	Other	Total			Basic	Diluted
Fiscal 2026
Fourth Quarter	361.7	49.1	42.5	453.3	29.7%	28.1	$0.29	$0.28	64.9	64.9	$0.37
Third Quarter	591.0	88.3	15.2	694.5	45.4%	134.8	$1.39	$1.36	200.2	203.7	$1.43
Second Quarter	126.6	135.9	10.1	272.6	17.8%	(15.2)	$(0.16)	$(0.16)	(17.6)	(14.2)	$(0.14)
First Quarter	78.1	17.9	11.8	107.8	7.1%	(125.2)	$(1.29)	$(1.29)	(158.7)	(106.4)	$(0.91)
Fiscal 2025
Fourth Quarter	314.1	31.8	38.7	384.6	28.5%	27.1	$0.28	$0.28	55.1	59.7	$0.33
Third Quarter	517.8	75.7	14.4	607.9	45.1%	139.7	$1.44	$1.42	204.3	205.2	$1.51
Second Quarter	103.9	137.3	26.6	267.8	19.9%	5.4	$0.06	$0.06	1.6	2.5	$0.05
First Quarter	63.1	16.0	9.0	88.1	6.5%	(77.4)	$(0.80)	$(0.80)	(96.9)	(96.0)	$(0.79)
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
•revenue generated from the acquisition of Paola Confectii on November 1, 2023; and
•extent of activities in Other revenue.
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
•costs of the financial award for the arbitration proceedings between the Company and the former supplier of the Company;
•costs of increased bad debt provisioning relating to a Wholesale partner in the Untied States;
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
•increased product costs due to cost inflation and interest rate fluctuations; and
•costs associated with the Japan Joint Venture and the business combination resulting in the acquisition of Paola Confectii on November 1, 2023, including costs associated with the payment of the Earn-Out.

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

	Year ended		Fourth quarter ended
CAD $ millions (except per share data)	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
Adjusted EBIT	148.0	171.4	64.9	59.7
Adjusted EBIT margin	9.7%	12.7%	14.3%	15.5%
Adjusted EBITDA	287.9	304.8	108.7	95.7
Adjusted net income attributable to shareholders of the Company	77.1	109.4	36.3	32.0
Adjusted net income per basic share attributable to shareholders of the Company	$0.79	$1.13	$0.37	$0.33
Adjusted net income per diluted share attributable to shareholders of the Company	$0.78	$1.12	$0.37	$0.33

CAD $ millions	March 29, 2026	March 30, 2025
Net debt	(383.2)	(408.8)
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

	Year ended		Fourth quarter ended
CAD $ millions	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
Net income	27.8	103.6	32.7	27.7
Add (deduct) the impact of:
Income tax expense	26.0	24.5	25.5	17.4
Net interest, finance and other costs	35.0	36.0	6.7	10.0
Operating income	88.8	164.1	64.9	55.1
Arbitration award (a)	43.8	—	—	—
Paola Confectii Earn-Out costs (b)	15.4	7.3	—	4.6
Total adjustments	59.2	7.3	—	4.6
Adjusted EBIT	148.0	171.4	64.9	59.7
Adjusted EBIT margin	9.7%	12.7%	14.3%	15.5%

	Year ended		Fourth quarter ended
CAD $ millions	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
Net income	27.8	103.6	32.7	27.7
Add (deduct) the impact of:
Income tax expense	26.0	24.5	25.5	17.4
Net interest, finance and other costs	35.0	36.0	6.7	10.0
Operating income	88.8	164.1	64.9	55.1
Arbitration award (a)	43.8	—	—	—
Paola Confectii Earn-Out costs (b)	15.4	7.3	—	4.6
Depreciation and amortization (e)	139.9	133.4	43.8	36.0
Total adjustments	199.1	140.7	43.8	40.6
Adjusted EBITDA	287.9	304.8	108.7	95.7

	Year ended		Fourth quarter ended
CAD $ millions	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
Net income	27.8	103.6	32.7	27.7
Add (deduct) the impact of:
Arbitration award (a)	43.8	—	—	—
Paola Confectii Earn-Out costs (b)	15.4	7.3	—	4.6
Japan Joint Venture remeasurement loss (gain) on contingent consideration and put option (c)	1.4	(8.7)	(3.6)	2.8
Unrealized foreign exchange (gain) loss on Term Loan (d)	(3.5)	4.6	0.6	(1.1)
	57.1	3.2	(3.0)	6.3
Tax effect of adjustments	(7.1)	(1.8)	4.8	(0.6)
Adjusted net income	77.8	105.0	34.5	33.4
Adjusted net (loss) income attributable to non-controlling interest (f)	(0.7)	4.4	1.8	(1.4)
Adjusted net income attributable to shareholders of the Company	77.1	109.4	36.3	32.0
Weighted average number of shares outstanding
Basic	97,052,303	96,741,308	97,135,387	96,820,406
Diluted	99,004,314	98,065,000	99,219,037	98,153,729
Adjusted net income per basic share attributable to shareholders of the Company	$0.79	$1.13	$0.37	$0.33
Adjusted net income per diluted share attributable to shareholders of the Company	$0.78	$1.12	$0.37	$0.33
(a)During the first quarter ended June 29, 2025, an arbitration that took place in fiscal 2024 concluded between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable judgment against the Company with financial compensation to be awarded to the former supplier. As a result, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the statements of income and was paid to the former supplier during the second quarter of fiscal 2026.
(b)Value of the remuneration payout for the Earn-Out.
(c)Changes to the fair value remeasurement of the contingent consideration and put option liability, inclusive of translation gains and losses, related to the Japan Joint Venture. The Company recorded gains of $3.6m and losses of $1.4m on the fair value remeasurement of the contingent consideration and put option during the fourth quarter and year ended March 29, 2026, respectively (fourth quarter and year ended March 30, 2025 - losses of $2.8m and gains of $8.7m, respectively). These gains and losses are included in net interest, finance and other costs within the statements of income.
(d)Unrealized gains and losses on the translation of the term loan facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs are included in net interest, finance and other costs within the statements of income.
(e)Calculated as depreciation and amortization as determined in accordance with IFRS Accounting Standards. Depreciation and amortization includes depreciation on right-of-use assets under IFRS 16, Leases.

(f)Calculated as net income (loss) attributable to non-controlling interest within the statements of income of $1.8m and $(0.7)m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 29, 2026, respectively. Net (loss) income attributable to non-controlling interest within the statements of income of $(1.4)m and $4.4m for the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 30, 2025, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the year ended March 29, 2026 compared to the year ended March 30, 2025, and for the fourth quarter ended March 29, 2026 compared to the fourth quarter ended March 30, 2025.

	Year ended			Fourth quarter ended
CAD $ millions	March 29, 2026	March 30, 2025	$ Change	March 29, 2026	March 30, 2025	$ Change
Total cash from (used in):
Operating activities	191.9	292.4	(100.5)	113.8	137.7	(23.9)
Investing activities	(50.5)	(18.4)	(32.1)	(23.2)	(3.0)	(20.2)
Financing activities	(70.1)	(93.6)	23.5	(35.4)	(88.0)	52.6
Effects of foreign currency exchange rate changes on cash	2.5	9.1	(6.6)	6.1	2.5	3.6
Increase (decrease) in cash	73.8	189.5	(115.7)	61.3	49.2	12.1
Cash, beginning of period	334.4	144.9	189.5	346.9	285.2	61.7
Cash, end of period	408.2	334.4	73.8	408.2	334.4	73.8
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
As at March 29, 2026, total inventory was $386.3m, compared to $384.0m at March 30, 2025, reflecting a slight increase of $2.3m. Finished goods inventory increased by $1.1m driven by earlier launch and continued shipment of Spring/Summer 2026 collection. Further impacting the inventory position was optimization of production levels to better align the supply of product with expected demand, consolidation of our manufacturing facilities and bringing more production in-house to improve control over production levels and costs.

We continue to monitor the levels of inventory in each of our sales channels and across geographic regions and intend to continue to align inventory with demand that we forecast in each region.
Cash flows from operating activities
Cash flows from operating activities were $191.9m for the year ended March 29, 2026 compared to $292.4m for the year ended March 30, 2025. The decrease in cash from operating activities of $100.5m was primarily driven by lower net income of $75.8m and higher income taxes paid of $39.1m.
Cash flows from operating activities were $113.8m for the fourth quarter ended March 29, 2026 compared to $137.7m for the fourth quarter ended March 30, 2025. The decrease in cash from operating activities of $23.9m was primarily driven by higher income taxes paid of $16.6m and movements in net working capital, reflecting lower contributions from accounts payable and accrued liabilities due to the earlier timing of payments related to inventory purchases and marketing expenditures.
Cash flows used in investing activities
Cash flows used in investing activities were $50.5m for the year ended March 29, 2026 compared to $18.4m for the year ended March 30, 2025. The increase in cash flows used in investing activities of $32.1m was primarily driven by higher capital expenditures associated with upcoming and newly opened retail locations.
Cash flows used in investing activities were $23.2m for the fourth quarter ended March 29, 2026 compared to $3.0m for the fourth quarter ended March 30, 2025. The increase in cash flows used in investing activities of $20.2m was primarily driven by higher capital expenditures associated with upcoming and newly opened retail locations.
Cash flows used in financing activities
Cash flows used in financing activities were $70.1m for the year ended March 29, 2026 compared to $93.6m for the year ended March 30, 2025. The decrease in cash flows used in financing activities of $23.5m was primarily due to increased borrowings of $19.7m under the term loan facility following the Amendment to Term Loan (as defined below), as well as lower repayments of $5.4m on the Japan Facility. This was partially offset by higher principal payments of $1.5m on lease liabilities.
Cash flows used in financing activities were $35.4m for the fourth quarter ended March 29, 2026 compared to $88.0m for the fourth quarter ended March 30, 2025. The decrease in cash flows used in financing activities of $52.6m was primarily due to lower repayments of borrowings on the Mainland China Facility and Japan Facility of $30.1m and $23.8m, respectively. This decrease was partially offset by higher principal payments on lease liabilities of $2.4m.

Indebtedness
The following table presents our net debt1 as of March 29, 2026 and March 30, 2025.

CAD $ millions	March 29, 2026	March 30, 2025	$ Change
Cash	408.2	334.4	73.8
Term Loan	(416.8)	(412.4)	(4.4)
Lease liabilities	(374.6)	(330.8)	(43.8)
Net debt[1]	(383.2)	(408.8)	25.6
1Net debt is a non-IFRS measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.
As at March 29, 2026, net debt was $383.2m compared to $408.8m as at March 30, 2025. The decrease of $25.6m was driven by an increase in cash and partially offset by increased borrowings on the Term Loan. Net debt leverage1 as at March 29, 2026 was 1.3 times adjusted EBITDA, compared to 1.3 times adjusted EBITDA as at March 30, 2025.
1Net debt is a non-IFRS measure and net debt leverage is a non-IFRS ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of these measures.
Amendments to borrowings
On August 21, 2025, the Company entered into a refinancing amendment to its existing Term Loan ("Amendment to Term Loan"). There were no further amendments to borrowings during the year ended March 29, 2026.
See “Note 17. Borrowings” for more details on the Amendment to Term Loan and "Note 22. Financial risk management objectives and policies" for more details on the amendments to derivative transactions as a result of the Amendment to Term Loan.
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
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, the lenders' Alternate Base Rate, European Base Rate, secured overnight financing rate (“SOFR”), EURIBOR rate or Canadian Overnight Repo Rate Average (“CORRA”) plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier), as applicable.
As at March 29, 2026, the Company had repaid all amounts owing on the Revolving Facility (March 30, 2025 - no amounts owing). As at March 29, 2026, less than $0.1m of interest and administrative fees remain outstanding (March 30, 2025 - no amounts owing). There were deferred financing charges of $0.5m as at March 29, 2026 (March 30, 2025 - $0.7m). All of these expenses were included in other long-term liabilities. As at and during the year ended March 29, 2026, the Company was in compliance with all covenants.

The Company had unused borrowing capacity available under the Revolving Facility of $130.0m as at March 29, 2026 (March 30, 2025 - $134.0m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m (or, in the case of letters of credit issued in a currency other than Canadian dollars, United States dollars, euros or pound sterling, the equivalent amount of $5.0m). As at March 29, 2026, the Company had letters of credit outstanding under the Revolving Facility of $8.4m (March 30, 2025 - $4.4m).
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis ("Term Loan") alongside the Revolving Facility. On August 21, 2025, the Company entered into a refinancing amendment to its existing Term Loan ("Amendment to Term Loan").
Following the Amendment to Term Loan, the aggregate principal amount of the Term Loan Facility was USD300.0m, with quarterly repayments of USD0.75m on the principal amount which will commence in the first quarter of fiscal 2027, and a maturity date of August 23, 2032. The applicable interest rate applied to SOFR borrowings was the SOFR rate plus a margin of 3.50% with SOFR subject to a floor of 0.50%. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The Company accounted for the Amendment to Term Loan as a debt extinguishment due to changes in the syndicate lenders and the interest rate and extension of the maturity date. As a result, deferred financing costs of USD0.3m related to the previous Term Loan were written-off during the second quarter ended September 28, 2025 and recorded to net interest, finance and other costs in the statements of income. The Company incurred transaction costs related to the Amendment to Term Loan of $5.7m (USD4.1m) and an original issue discount ("OID") of $1.0m (USD0.8m), which are being amortized using the effective interest rate method over the new term to maturity.
As at March 29, 2026, the Company had USD300.0m (March 30, 2025 - USD288.0m) aggregate principal amount outstanding under the Term Loan. As at and during the year ended March 29, 2026, the Company was in compliance with all covenants.
Mainland China Facilities
A subsidiary of the Company in Mainland China has uncommitted loan facilities in the aggregate amount of RMB560.0m ($112.6m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to 3.1% or the loan prime rate of 1 year, minus a marginal rate between 0.45% to 0.6%, and payable quarterly. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at March 29, 2026, the Company had no amounts owing on the Mainland China Facilities (March 30, 2025 - no amounts owing).

Japan Facility
A subsidiary of the Company in Japan has entered into an uncommitted loan facility in the aggregate amount of JPY4,000.0m ($34.7m) ("Japan Facility") with a floating reference interest rate set by the issuing bank, plus an applicable margin of 0.30%. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at March 29, 2026, the Company had no amounts owing on the Japan Facility (March 30, 2025 - no amounts owing).
Short-term Borrowings
Short-term borrowings consist of the following:

(in millions of Canadian dollars)	March 29, 2026	March 30, 2025
	$	$
Mainland China Facilities	—	—
Japan Facility	—	—
Term Loan	4.2	4.3
Total short-term borrowings	4.2	4.3
Lease Liabilities
The Company had $374.6m (March 30, 2025 - $330.8m) of lease liabilities as at March 29, 2026, of which $92.8m (March 30, 2025 - $83.9m) are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Normal Course Issuer Bid
Normal course issuer bid for Fiscal 2026
In November 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2026 NCIB”). The Company is authorized to make purchases under the Fiscal 2026 NCIB from November 10, 2025 to November 9, 2026, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 4,578,677 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 27, 2025. Purchases will be made by means of open market transactions on both the TSX and the NYSE, or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2026 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 58,127 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2025 and ending on October 31, 2025.
In connection with the Fiscal 2026 NCIB, the Company also entered an automatic share purchase plan (the “ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2026 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date on which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2026 NCIB or upon the date of expiry of the Fiscal 2026 NCIB.
Since the commencement of the bid on November 10, 2025, the Company made no repurchases under the Fiscal 2026 NCIB.

During the year ended March 29, 2026, the Company made no repurchases under the normal course issuer bid in place (year ended March 30, 2025 - nil).
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
Contractual Obligations
The following table summarizes certain significant contractual obligations and other obligations of the Company, as at March 29, 2026:

CAD $ millions	2027	2028	2029	2030	2031	Thereafter	Total
Accounts payable and accrued liabilities	214.0	—	—	—	—	—	214.0
Term Loan	4.2	4.2	4.2	4.2	4.2	395.8	416.8
Interest commitments relating to borrowings[1]	29.9	29.9	29.9	29.9	29.9	41.7	191.2
Lease obligations	119.4	89.2	75.9	62.2	52.9	137.2	536.8
Pension obligation	—	—	—	—	—	1.1	1.1
Warehousing and logistics	7.5	5.7	4.3	—	—	—	17.5
Total contractual obligations	375.0	129.0	114.3	96.3	87.0	575.8	1,377.4
1Interest commitments are calculated based on the outstanding loan balance and the interest rate payable on the Term Loan of 7.16% as at March 29, 2026.
As at March 29, 2026, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
OFF-BALANCE SHEET ARRANGEMENTS
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations including leases. In the comparative period ended March 30, 2025, a subsidiary of the Company in Europe maintained an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. On April 12, 2024, this agreement was terminated. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we did not have any material off-balance sheet arrangements or commitments as at March 29, 2026.

Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Within the facility, letters of guarantee are available for terms of up to 12 months from the date of issuance and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At March 29, 2026, the Company had $9.7m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at March 29, 2026 the amount outstanding was $15.8m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
A subsidiary of the Company in Europe has also entered into a letter of guarantee facility. The facility will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. As at March 29, 2026, the Company had $3.9m outstanding.
OUTSTANDING SHARE CAPITAL
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the NYSE (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at May 8, 2026, there were 46,138,366 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at May 8, 2026, there were 5,734,084 options, 886,450 restricted share units, and 1,146,988 performance share units outstanding under the Company’s equity incentive plans, of which 3,137,360 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units and performance share units, including any additional performance share units vested for performance achieved above target, will be paid at settlement through the issuance of one subordinate voting share per unit.
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
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk processes. A third-party insurer provides coverage on customers’ trade accounts receivable balances, with ongoing monitoring of customer creditworthiness. This insurance covers a specified portion of revenue, which may be less than the Company's total revenue with a given customer. Under the Company’s agreement with the insurer, approved credit limits are established for certain designated customers and up to 90% of their trade accounts receivable balances are insured. The policy includes a deductible of $0.1m and an annual coverage limit of $30.0m. As at March 29, 2026, trade accounts receivable totaling approximately $17.0m (March 30, 2025 - $10.7m) were insured subject to the policy cap and customer credit limits. In addition to insurance, the Company mitigates credit risk by establishing payment terms with customers and closely monitoring its accounts receivable exposure. As at March 29, 2026, expected credit losses and sales allowances totalled $18.7m (March 30, 2025 - $2.5m).
Within Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY0.1m. As at March 29, 2026, trade accounts receivable totalling approximately $0.6m (JPY71.6m) were insured subject to the policy cap (March 30, 2025 - $0.9m (JPY90.7m)).
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at March 29, 2026, customer deposits of $0.5m (March 30, 2025 - $10.0m) were included in accounts payable and accrued liabilities.
The aging of trade receivables was as follows:

			Past due
CAD $ millions	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	92.1	40.8	13.1	6.8	31.4
Sales tax receivables	27.8	27.8	—	—	—
Credit card receivables	4.5	4.5	—	—	—
Other receivables	2.7	2.6	—	—	0.1
March 29, 2026	127.1	75.7	13.1	6.8	31.5
	Reclassified
Trade accounts receivable	68.6	40.6	9.2	5.2	13.6
Sales tax receivables	22.9	22.9	—	—	—
Credit card receivables	4.5	4.5	—	—	—
Other receivables	4.5	1.9	0.6	—	2.0
March 30, 2025	100.5	69.9	9.8	5.2	15.6
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Annual Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, Japanese yen, Taiwanese dollars, and Australian dollars. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses from our foreign operations into Canadian dollars. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
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
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Year ended				Fourth quarter ended
	March 29, 2026		March 30, 2025		March 29, 2026		March 30, 2025
CAD $ millions	Net gain	Tax expense	Net loss	Tax recovery	Net gain	Tax expense	Net loss	Tax expense
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	0.9	(0.5)	(5.2)	0.4	0.1	—	(1.1)	(0.2)
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended		Fourth quarter ended
CAD $ millions	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
(Gain) loss from other comprehensive income	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	(0.5)	(3.4)	—	(1.6)
SG&A expenses	(0.2)	(0.7)	—	(0.2)
Inventory	—	(0.8)	0.3	(0.1)
For the fourth quarter and year ended March 29, 2026, unrealized losses of $2.0m and $3.9m, respectively (fourth quarter and year ended March 30, 2025 - unrealized gains of $7.4m and $5.7m, respectively) on forward exchange contracts that were not treated as designated hedges were recognized in SG&A expenses in the statements of income.

Foreign currency forward exchange contracts outstanding as at March 29, 2026 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	28.7	U.S. dollars
		€9.3	Euros
		¥2,969.0	Japanese yen

Forward contract to sell Canadian dollars	USD	2.5	U.S. dollars
		€28.0	Euros

Forward contract to purchase euros	CNY	499.6	Chinese yuan
		£6.3	British pounds sterling
	AUD	2.8	Australian dollar

Forward contract to sell euros	HKD	7.0	Hong Kong dollars
Foreign exchange risk on borrowings
Amounts available for borrowing under part of our Revolving Facility are denominated in U.S. dollars. As at March 29, 2026, there were no principal amounts owing under the Revolving Facility.
Amounts borrowed under the Term Loan are denominated in U.S. dollars. Based on our outstanding balances of $416.8m (USD300.0m) under the Term Loan as at March 29, 2026, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would have resulted in a decrease in our pre-tax income of $3.0m solely as a result of that exchange rate fluctuation’s effect on the debt.
Following the Amendment to Term Loan on August 21, 2025, the Company entered into cross currency swap agreements terminating on August 28, 2030, to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk. The cross currency swaps involve a periodic exchange of floating rate interest payments in USD, for fixed rate interest payments in CAD. At the hedge maturity date, there will be an exchange of notional principal amounts of USD270.0m for $373.6m. The cross currency swaps are designated and accounted for as cash flow hedges. The previous forward exchange contracts and interest rate swap contracts were terminated due to the debt extinguishment. As a result, the Company received $6.6m in cash for the termination of the foreign exchange forwards and interest rate swaps which were recorded to net interest, finance and other costs in the statements of income during the second quarter ended September 28, 2025.
Refer to "Note 17. Borrowings" for more details on the Amendment to Term Loan.

The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Year ended				Fourth quarter ended
	March 29, 2026		March 30, 2025		March 29, 2026		March 30, 2025
CAD $ millions	Net loss	Tax recovery	Net loss	Tax recovery	Net gain	Tax expense	Net loss	Tax recovery
	$	$	$	$	$	$	$	$
Swaps designated as cash flow hedges	(4.4)	1.5	(8.1)	2.8	2.8	(1.0)	(2.0)	0.6
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as hedging instruments to net interest, finance and other costs:

	Year ended		Fourth quarter ended
CAD $ millions	March 29, 2026	March 30, 2025	March 29, 2026	March 30, 2025
Loss (gain) from other comprehensive income	$	$	$	$
Swaps designated as cash flow hedges	2.2	(2.0)	0.1	(0.7)
For the fourth quarter and year ended March 29, 2026, unrealized losses of $nil and $10.2m, respectively (fourth quarter and year ended March 30, 2025 - unrealized loss of $1.7m and unrealized gain of $17.8m, respectively) in the fair value of the forward exchange contract related to a portion of the Term Loan were recognized in net interest, finance and other costs in the statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, revolving facility and the term loan, which currently bear interest rates of 2.93%, 4.00%, 4.44% and 7.16%, respectively.
Interest rate risk on the Term Loan is partially mitigated by cross currency swap hedges. Refer to "Foreign exchange risk on borrowings" above for more details.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the year ended March 29, 2026 would have increased interest expense on the Term Loan before hedging by $4.2m (March 30, 2025 - $4.1m). As at March 29, 2026, the Company has repaid all amounts outstanding on its other borrowing facilities.

LITIGATION AND OTHER CONTINGENCIES
In the ordinary course of business, the Company may become subject to legal and regulatory proceedings and actions relating to its business, including matters involving its products, contractual and employment relationships. The Company records contingent liabilities when a loss related to a claim is assessed to be probable and reasonably estimable.
During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable decision against the Company with financial compensation to be awarded to the former supplier.
As a result of the financial award under the arbitration, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the statements of income. The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel. During the year ended March 29, 2026, the Company recorded transactions with related parties totaling $3.0m (March 30, 2025 - $2.4m, March 31, 2024 - $1.1m) of business services expenses and $0.3m of revenue (March 30, 2025 - $nil, March 31, 2024 - $nil), with entities related to certain shareholders. Balances owing to related parties as at March 29, 2026 were $0.4m (March 30, 2025 - $0.4m), while balances due from related parties as at March 29, 2026 were less than $0.1m (March 30, 2025 - $nil).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $0.6m as at March 29, 2026 (March 30, 2025 - $1.7m). During the year ended March 29, 2026, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totaling $1.8m (March 30, 2025 - $1.7m, March 31, 2024 - $1.6m). No amounts were owing to Baffin entities as at March 29, 2026 and March 30, 2025.
The Japan Joint Venture has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $0.9m as at March 29, 2026 (March 30, 2025 - $1.4m). During the year ended March 29, 2026, the Company recorded transactions with Sazaby League relating to principal and interest on lease liabilities, royalty fees, and other operating costs totaling $5.5m (March 30, 2025 - $4.6m, March 31, 2024 - $5.2m). Balances owing to Sazaby League as at March 29, 2026 were $0.3m (March 30, 2025 - $0.4m).
During the year ended March 29, 2026, the Japan Joint Venture sold inventory of $1.1m to companies wholly owned by Sazaby League (March 30, 2025 - $1.2m, March 31, 2024 - $1.5m). As at March 29, 2026, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (March 30, 2025 - $0.1m).
In connection with the Paola Confectii business combination that occurred on November 1, 2023, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount was payable to the PCML Vendors if certain performance conditions were met based on financial results (“Earn-Out”). For the year ended March 29, 2026, the Company recognized $15.2m of remuneration costs (March 30, 2025 - $7.3m) related to the Earn-Out in SG&A expenses in the statements of income. These costs were fully paid as at March 29, 2026.

A lease liability due to one of the PCML Vendors for leased premises was $1.1m as at March 29, 2026 (March 30, 2025 - $1.2m). During the year ended March 29, 2026, the Company paid principal and interest on the lease liability to one of the PCML Vendors totalling $0.2m (March 30, 2025 - $0.2m). No amounts were owing to one of the PCML Vendors as at March 29, 2026 and March 30, 2025.
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors of the Company.
Key management compensation
Key management consists of the Board of Directors, the Chairman and Chief Executive Officer and the executives who report to the Chairman and Chief Executive Officer.

CAD $ millions	March 29, 2026	March 30, 2025	March 31, 2024
Short term employee benefits	17.7	13.6	10.8
Long term employee benefits	0.2	0.3	0.2
Termination benefits	—	0.5	1.0
Share-based compensation	15.4	11.6	7.3
Compensation expense	33.3	26.0	19.3
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Annual Financial Statements have been prepared in accordance with IFRS Accounting Standards. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our material accounting policies are more fully described in the notes to our Annual Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
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
It is the Company’s policy to sell merchandise through the DTC segment with a limited right of return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns.
Inventories. Inventories are carried at the lower of cost and net realizable value. In estimating net realizable value, we use estimates related to fluctuations in inventory levels, planned production, customer behaviour, obsolescence, future selling prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Leases. We exercise judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. We consider all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option at inception and over the term of the lease, including investments in major leaseholds, operating performance, and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if we are reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term and any changes in the estimate of lease terms may have a material impact on our statement of financial position.
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
Income and other taxes. Current and deferred income taxes are recognized in the statements of income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions, including expectations about future operating results, the timing and reversal of temporary differences, and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
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
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure Controls and Procedures
Management, including the CEO and CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were effective as at March 29, 2026 and provided reasonable assurance that the information required to be disclosed by the Company in the reports it files is recorded, processed, summarized, and reported within the appropriate time periods, and is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The Company’s internal control over financial reporting includes policies and procedures that:
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
Management of the Company, under the supervision and with the participation of the CEO and CFO, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of March 29, 2026, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) (“COSO 2013”). Based on the evaluation performed, management concluded that, as of March 29, 2026, the Company’s internal control over financial reporting was effective.
Deloitte LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of March 29, 2026.
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
Change in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the year ended March 29, 2026 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth certain information relating to our directors and executive officers as of May 5, 2025. The business address for our directors and officers is c/o Canada Goose Holdings Inc., Floor 22, Queen’s Quay East, Toronto, Ontario, Canada M5E 1V3 .

Name	Age	Position
Dani Reiss	52	Chairman and Chief Executive Officer and Director
Neil Bowden	45	Chief Financial Officer
Carrie Baker	50	President, Brand and Commercial
Beth Clymer	44	President, Chief Operating Officer
Daniel Binder	62	President, Asia Pacific
Patrick Bourke	42	President, North America
Juliette Streichenberger	56	President, Canada Goose International AG and Europe, Middle East and Africa
Alfredo Cunanan Mendoza Tan	51	Chief Digital and Information Officer
Jessica Johannson	53	Chief Human Resources Officer
David Forrest	46	General Counsel
Paul Hubner	65	President and Chief Executive Officer, Baffin Limited
Jodi Butts	53	Director
Maureen Chiquet	63	Director
Ryan Cotton	47	Director
John Davison	67	Lead Director
Michael D. Armstrong	53	Director
Belinda Wong	55	Director
Jennifer Davis	49	Director
Gary Saage	65	Director
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
Daniel Binder, President, Asia Pacific
Mr. Binder joined the company in March 2023 as Chief Transformation Officer and Executive Vice President, Sales Operations & Planning and was named President, Asia Pacific in January 2026. Prior to joining our team, Mr. Binder spent 18 years at DFS, a division of LVMH, most recently serving as President of Global Retail Planning & Allocation, Supply Chain and Digital Transformation. Prior to that, he held a number of senior roles at Macy’s. Mr. Binder brings nearly 40 years of global retail expertise to his role, leading high-performing teams with intense focus on business process, performance improvement and organizational design. Mr. Binder received a Bachelor of Science from the University of Michigan.

Patrick Bourke, President, North America
Mr. Bourke oversees the brand’s North American business, with responsibility for driving brand momentum, strengthening retail and wholesale execution, and deepening consumer connections across the region. He joined the company in October 2017, previously holding leadership roles in Corporate Development, Indirect Procurement, Go-To-Market, Strategy and Investor Relations. Prior to joining the company, Mr. Bourke spent over a decade in the investment banking industry, where he advised on equity, debt and M&A transactions for corporate and private equity clients. Mr. Bourke holds degrees from the Ivey Business School at Western University and the Stockholm School of Economics.
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
Alfredo Cunanan Mendoza Tan, Chief Digital and Information Officer
Mr. Tan joined the company in August 2024 as Chief Digital and Information Officer. He is a dynamic leader with a proven track-record of harnessing the power of technology and digital capabilities to transform consumer experiences and deliver impact for organizations. He is responsible for enhancing the company’s omnichannel shopping experience and driving operational efficiencies across the enterprise value chain. Mr. Tan was a pioneering leader at Meta Platforms Inc. (Facebook/Instagram/WhatsApp), as one of the first 1,000 employees globally and helping to transform it into a global media and technology leader. Prior to joining Canada Goose, he was the Senior Vice-President & Managing Director in the Retail Media division of Loblaw Companies Limited. Previously, he was the Senior Vice President of Strategy, Data & Digital Products at Rogers Sports & Media. Mr. Tan was also the first Chief Digital & Innovation Officer at WestJet Airlines. He has held senior roles at Yahoo! Inc. and Sympatico MSN. He began his career as a Systems & Design Engineer in the Enterprise Division of BCE. He is also an industry professor in the Strategic Management Faculty at McMaster University, a guest lecturer in The Directors College’s Innovation Governance program for Board Directors and is on the Leadership Council at the Perimeter Institute for Theoretical Physics. Mr. Tan holds an HBSc from the University of Toronto, an MBA from McMaster University, a Professional LLM from the University of Toronto Law School, a Post Graduate Diploma from The University of Oxford and is a graduate of the Advanced Management Program at the Harvard Business School.

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
Jodi Butts, Director
Ms. Butts has served as a member of our board of directors since November 2017. She is currently a Partner at WATSON Advisors Inc. and chairs the board of directors of Pharmala Inc. and is a member of the board of directors of the University of Windsor. She formerly served as a board member of Tilray Inc. and the Walrus Foundation. She also holds several board advisory roles, including with Bayshore Home Healthcare and the Canadian Centre for the Purpose of the Corporation. She received a Bachelor of Laws from the University of Toronto where she also received her Master of Arts in Canadian History.

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
Ryan Cotton, Director
Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003 and is currently a partner and Head of Bain Capital Real Estate. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton also serves as a director of Virgin Australia. He previously served as a member of the board of directors of Varsity Brands, Virgin Voyages, Advantage Solutions, Inc., Apple Leisure Group, International Market Centers, Inc., Sundial Brands and The Michaels Companies, Inc. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. He is actively involved in educational philanthropy and serves on the boards of City Year New York and the Stanford Graduate School of Business Trust. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.
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

Michael D. Armstrong, Director
Mr. Armstrong has served as a member of our board of directors since January 2021. He is a global media expert as well as a business development and operations executive. He was formerly the Executive Vice President, Worldwide Television Licensing & Operations at ViacomCBS, Global Distribution Group, and spent most of his career developing and launching revenue generating brands around the world. Mr. Armstrong previously served as General Manager of BET Networks, and was Executive Vice President and General Manager, Revenue and Emerging Brands at Viacom International Media Networks. He is a member of the Board of Trustees at his alma mater Hampton University. In addition, Mr. Armstrong previously served on the boards of INSPIRATO and the Greater Los Angeles Zoo Association, and as an ambassador for the LA Opera. He previously chaired the boards of Dance Theatre of Harlem and the National Association for Multi-Ethnicity in Communications (NAMIC). He is also a member of the International Academy of Television Arts & Sciences and received an MBA at the University of Chicago Booth School of Business. Mr. Armstrong provides strong executive and business operations skills to our board of directors.
Belinda Wong, Director
Ms. Wong has served as a member of our board of directors since March 2022. She was most recently the Chairwoman and Chief Executive Officer of Starbucks China from 2011 to 2025, where she was responsible for delivering a holistic, long-term growth strategy for Starbucks China. She was also formerly a member of the Starbucks global executive leadership team, contributing more than 20 years of field knowledge and leadership in the Asia Pacific region. She serves as an Independent Non-Executive Director for Hysan Development and Chow Tak Fook Jewellery Group Limited, and was previously an INED for Television Broadcasts Limited. Ms. Wong also serves on the Faculty Advisory Board for her alma mater, the University of British Columbia’s Sauder School of Business, where she received a Bachelor of Commerce degree with a major in finance. Ms. Wong provides strong international expansion and growth expertise, as well as executive and business operation skills, to our board of directors.
Jennifer Davis, Director
Ms. Davis has served as a member of our board of directors since September 2023. Ms. Davis is a partner in Bain Capital’s North American Private Equity team, where she helps lead the firm’s investments in the consumer and retail sectors. Prior to joining Bain Capital in 2022, Ms. Davis spent 19 years at Goldman Sachs and was a partner in Consumer/Retail Investment Banking where she served as Head of Retail Investment Banking and Head of Consumer/Retail Client Coverage. Ms. Davis is a member of the Board of Directors of 1440 Foods, Bob’s Discount Furniture, Concert Golf and The Opportunity Network, an education-focused non-profit focused on increasing opportunity and access for potential students from historically underrepresented communities, and is also a member of the Board of Trustees of Cornell University. Ms. Davis holds an MBA from the Harvard Business School and a BS from Cornell University.

Gary Saage, Director
Mr. Saage has served as a member of our board of directors since September 2023. Mr. Saage is a financial executive with over 35 years of relevant experience. After four years with Coopers & Lybrand in New York, Mr. Saage joined Cartier in 1988 ultimately holding the Chief Operating Officer position until 2001. After four years in London working for Alfred Dunhill Limited as Chief Operating Officer he moved to Geneva, taking up the role of Group Chief Financial Officer for Compagnie Financiere Richemont. Mr. Saage has served on the Board of Directors for Richemont, Peter Millar, Net-A-Porter and Yoox Net a Porter. Mr. Saage is a Certified Public Accountant and earned his Bachelor of Science in Accounting from Fairleigh Dickinson University.
B. Compensation
Board of Director Compensation
Only the company’s directors who are not related to our significant shareholders (referred to herein as the “external directors”), being Mses. Chiquet, Butts and Wong and Messrs. Armstrong, Davison and Saage received compensation in respect of fiscal 2026 for their service on our board of directors. Messrs. Reiss and Cotton and Ms. Davis do not receive any compensation as directors of the company. Mr. Reiss’ compensation for serving as Chairman and Chief Executive Officer is included with that of the other named executive officers. Canada Goose does not compensate representatives of Bain Capital for their service on our board. The following table sets forth information concerning the compensation paid by the company to Mses. Chiquet, Butts and Wong and Messrs. Davison, Armstrong and Saage in respect of fiscal 2026:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All other compensation ($)(4)	Total ($)
John Davison	165,826	103,548	34,515	—	303,889
Maureen Chiquet	120,915	103,548	34,515	344,347	603,325
Jodi Butts	141,643	103,548	34,515	—	279,706
Michael D. Armstrong	141,643	103,548	34,515	—	279,706
Belinda Wong	103,641	103,548	88,389	—	295,578
Gary Saage	120,915	103,548	34,515	—	258,978
(1)    Compensation paid in U.S. dollars converted at an exchange rate of US$1.00 to $1.38 which is an average rate determined in accordance with the company's policies based on exchange rates available as at the applicable payment dates for the fiscal year.
(2)    Amount shown reflects the grant date fair value of restricted share unit (“RSU”) awards granted to Messrs. Davison, Saage and Armstrong and Mses. Chiquet, Butts and Wong in fiscal 2026. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(3)    Amount shown reflects the grant date fair value of options to purchase subordinate voting shares granted to Messrs. Davison, Saage and Armstrong and Mses. Chiquet, Butts and Wong in fiscal 2026. The value was determined in accordance with IFRS 2 “Share-based Payment”.

(4)    Amounts under “All other compensation” paid in U.S. dollars converted at the same exchange rate of USD1.00 to $1.38. Amount shown reflects compensation awarded to Ms. Chiquet in fiscal 2026 pursuant to her consulting agreement with the Company, dated April 24, 2023.
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
On May 30, 2025, (i) each of Messrs. Davison, Armstrong and Saage and Mses. Chiquet, Butts and Wong was granted an award of 19,170 options to purchase our subordinate voting shares (“Options”) under the Omnibus Plan. The Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date. The Options have an exercise price of $16.82 per share and expire on May 28, 2035.
On May 30, 2025, (i) each of Messrs. Davison, Armstrong and Saage and Mses. Chiquet, Butts and Wong was granted an award of 2,052 RSUs under the Omnibus Plan. The RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date.
Executive Compensation
Components of Executive Compensation
Each year, the compensation committee of our board of directors is responsible for determining our executive compensation framework, which consisted of the following elements for fiscal 2026: (i) base salary; (ii) annual bonus; (iii) equity-based long-term incentives; and (iv) employee benefits and other compensation.
Named Executive Officers
The following tables and discussion relate to the compensation paid to or earned by our Chairman and Chief Executive Officer, Dani Reiss; our Chief Financial Officer, Neil Bowden; and our three most highly compensated executive officers (other than Messrs. Reiss and Bowden) who were serving as executive officers on March 29, 2026, being the last day of fiscal 2026. They are Daniel Binder, our former Chief Transformation Officer and Executive Vice President, Sales Operations & Planning (and current President, Asia Pacific), Beth Clymer, our President, Chief Operating Officer and Jonathan Sinclair, our former President, Asia Pacific; and Messrs. Reiss, Bowden, Binder and Sinclair and Ms. Clymer are referred to collectively in this Annual Report as our “named executive officers”. After fiscal 2026, the Company announced changes to its leadership team in order to align management with its five-year strategic growth plan. As a result of such changes, Mr. Binder stepped down as Chief Transformation Officer and Executive Vice President, Sales Operations & Planning and assumed the role of President, Asia Pacific, and Mr. Sinclair retired from the Company.

The following table sets forth information about certain compensation awarded to, earned by, or paid to our named executive officers in respect of fiscal 2026:

Name and principal position	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	All other compensation ($)(5)	Total compensation ($)
Dani Reiss, Chairman and Chief Executive Officer	1,427,121	3,916,538	4,297,880	1,432,630	113,364	11,187,533
Neil Bowden, Chief Financial Officer	508,038	300,290	382,504	127,498	42,351	1,360,681
Daniel Binder, President, Asia Pacific(6)	719,600	427,661	2,693,416	180,428	37,862	4,058,967
Beth Clymer, President, Chief Operating Officer(6)	702,049	602,664	660,101	220,032	271,224	2,456,070
Jonathan Sinclair, President, Asia Pacific(7)	924,420	481,291	557,886	185,964	180,171	2,329,732
(1)Amounts shown reflect the salaries earned by the named executive officers in fiscal 2026.
(2)Amounts shown reflect the bonuses earned by our named executive officers, in respect of fiscal 2026 (see “Bonus” below).
(3)Amounts shown reflect the grant date fair value of RSU and PSU awards granted to Messrs. Reiss, Bowden, Binder and Sinclair and Ms. Clymer in fiscal 2026. The value was determined in accordance with IFRS 2 “Share-based Payment”.
(4)Amounts shown reflect the grant date fair value of Options granted to Messrs. Reiss, Bowden, Binder and Sinclair and Ms. Clymer in fiscal 2026. The values were determined in accordance with IFRS 2 “Share-based Payment”.
(5)For more detail on the amounts included in this column, see “All Other Compensation - Benefits and Perquisites” below.
(6)Salary paid in USD converted at an exchange rate of USD1.00 to $1.38 which is an average rate determined in accordance with the company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in USD converted at the same exchange rate of USD1.00 to $1.38. Bonus was calculated on salary in USD and will be paid in USD converted at an exchange rate of USD1.00 to $1.43, which is the closing rate as of March 29, 2026 determined in accordance with the company’s policies
(7)Salary paid in pounds sterling converted at an exchange rate of GBP1.00 to $1.85 which is an average rate determined in accordance with the company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year. Certain amounts under “All other compensation” paid in pounds sterling converted at the same exchange rate of GBP1.00 to $1.85. Bonus was calculated on salary in pounds sterling and will be paid in pounds sterling converted at an exchange rate of GBP1.00 to $1.85, which is the closing rate as of March 29, 2026 determined in accordance with the company’s policies.
Base Salary
Base salaries provide our named executive officers with a fixed amount of compensation each year. Base salary levels are established based on a range of factors, including peer company compensation, the executive’s role, responsibilities and prior experience and the overall market demand for the executive. During fiscal 2026, Mr. Reiss’ annual base salary was $1,427,121 Mr. Bowden’s annual base salary was $508,038, Mr. Binder’s annual base salary was USD$520,739, Ms. Clymer’s annual base salary was USD$508,038, and Mr. Sinclair’s annual base salary was GBP499,127.
Bonus
Each named executive officer is eligible to receive an annual bonus pursuant to his or her employment agreement and in accordance with the bonus plan of the Company. Fiscal 2026 bonuses earned by Messrs. Reiss, Bowden, Binder and Sinclair and Ms. Clymer are reflected in the compensation table above.
For fiscal 2026, Mr. Reiss was eligible to earn a target annual bonus equal to 150% of his base salary (“Reiss Bonus Target”), based on achievement of the fiscal 2026 global EBIT target (the “Global EBIT Target”). The payout of Mr. Reiss’s bonus is eligible to be earned at 100% of the Reiss Bonus Target upon achievement of 100% of Global EBIT Target. Achievement of EBIT above 100% of Global EBIT Target results in Mr. Reiss’s bonus being earned at 100% of Reiss Bonus Target plus 8% of the Reiss Bonus Target for each 1% over the Global EBIT Target. Our board of directors determined that Mr. Reiss earned a fiscal 2026 bonus of 274% of the Reiss Bonus Target based on achievement above the Global EBIT Target in fiscal 2026. The bonus will be paid entirely in cash.
Mr. Bowden was eligible to earn an annual bonus for fiscal 2026 targeted at 45% of his annual base salary, Mr. Binder was eligible to earn an annual bonus for fiscal 2026 targeted at 40% of his annual base salary, Ms. Clymer and Mr. Sinclair were eligible to earn annual bonuses for fiscal 2026 targeted at 65% and 45%, respectively, of their respective annual base salary. For all of our named executive officers (other than Mr. Reiss), target EBIT for purposes of our fiscal 2026 annual bonus plan was determined the same as for Mr. Reiss (being the Global EBIT Target). Achievement above the Global EBIT Target and outstanding performance can result in bonus being earned above 100% of target annual bonus. Mr. Bowden was determined to earn a fiscal 2026 bonus equal to 131% of his target annual bonus based on achievement above the Global EBIT Target. Mr. Binder was determined to earn a fiscal 2026 bonus of 148% of his target annual bonus based on achievement above the Global EBIT Target. Ms. Clymer was determined to earn a fiscal 2026 bonus of 131% of her target annual bonus, and Mr. Sinclair was determined to earn a fiscal 2026 bonus of 116% of his target annual bonus, each based on achievement above the Global EBIT Target. The bonuses will be paid entirely in cash.
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
Under his employment agreement, effective March 1, 2023, Mr. Binder is entitled to an annual base salary of USD$522,750, subject to annual review. Mr. Binder is also eligible for an annual incentive bonus targeted at 45% of his annual base salary. The employment agreement also provided for a signing bonus in the form of a grant of restricted share units valued at USD$875,000. Mr. Binder’s employment agreement also provides for an annual equity grant to Mr. Binder under our long-term equity incentive plan, equal to 100% of his annual base salary. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
Under her employment agreement, effective December 19, 2023, Ms. Clymer is entitled to an annual base salary of USD$500,000, subject to annual review. The employment agreement also provided for a signing bonus in the form of a grant of stock options with a 10-year term, valued at USD$2,250,000 and vesting in four equal annual installments and a grant of restricted share units valued at USD$750,000 and vesting over five annual installments. Ms. Clymer is also eligible for an annual incentive bonus targeted at 65% of her annual base salary. Ms. Clymer’s employment agreement also provides for an annual equity grant to Ms. Clymer under our long-term equity incentive plan, equal to 125% of her annual base salary. In connection with Ms. Clymer’s residency in the United States, Ms. Clymer’s employment agreement entitles her to housing allowances and tax gross-ups related to such allowances. The employment agreement further provides for certain benefits and perquisites, as described below under “All Other Compensation - Benefits and Perquisites”.
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
If Ms. Clymer’s employment were terminated by us without cause, she would be entitled to (i) 12 months’ notice, or pay in lieu of notice, (ii) continued vesting of all outstanding unvested time-based equity awards held as at the date of termination scheduled to vest during such 12-month period, (iii) a pro rata bonus amount for the year in which the termination occurs and (iv) benefit continuation for 12 months following such termination of employment.
Equity-Based Compensation
On May 30, 2025, Messrs. Reiss, Bowden, Binder and Sinclair and Ms. Clymer were granted 265,226, 23,604, 33,403, 34,428 and 40,735 Options, respectively. One-fourth of each Option award will vest on each of May 30, 2026, May 30, 2027, May 30, 2028 and May 30, 2029, subject to the executive’s continued employment with us through the applicable vesting date.
On May 30, 2025, Messrs. Reiss, Bowden, Binder and Sinclair and Ms. Clymer were granted 85,174, 7,580, 10,727, 11,056, and 13,082 RSUs, respectively. One-third of these RSUs vest on each of May 30, 2026, May 30, 2027 and May 30, 2028, subject to the executive’s continued employment with us through the applicable vesting date.
On November 19, 2025, Mr. Binder was granted 66,676 RSUs. One-third of these RSUs vest on each of November 19, 2026, November 19, 2027 and November 19, 2028, subject to his continued employment with us through the applicable vesting date.
On February 17, 2026, Mr. Sinclair was granted 57,217 RSUs. One-third of these RSUs vest on each of February 17, 2027, February 17, 2028 and February 17, 2029, subject to his continued involvement with us through the applicable vesting date.
On May 30, 2025, Messrs. Reiss, Bowden, Binder and Sinclair and Ms. Clymer were granted 170,348, 15,161, 21,454, 22,112, and 26,163 PSUs, respectively. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted.

The following table sets forth information regarding equity awards held by our named executive officers as of March 29, 2026:

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised options unearned (#)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)
Dani Reiss(1)(2)(3)	72,297	—	—	83.53	6/26/2028	—	—
	191,319	—	—	63.03	4/3/2029	—	—
	262,566	—	—	33.97	6/12/2030	—	—
	250,000	—	—	50.00	6/12/2030	—	—
	256,905	—	—	48.93	6/2/2031	—	—
	386,669	128,890	—	24.64	5/31/2032	—	—
	91,698	91,699	—	22.24	5/31/2033	—	—
	54,651	163,953	—	18.98	5/28/2034	—	—
	—	265,226	—	16.82	5/30/2035	—	—
	—	—	—	—	—	123,831	1,814,124
	—	—	—	—	—	20,639	302,361
	—	—	—	—	—	148,002	2,168,229
	—	—	—	—	—	49,334	722,743
	—	—	—	—	—	170,348	2,495,598
	—	—	—	—	—	85,174	1,247,799
Neil Bowden(4)(5)(6)	4,474	—	—	30.73	6/1/2027	—	—
	1,717	—	—	83.53	6/26/2028	—	—
	3,578	—	—	63.03	4/3/2029	—	—
	11,754	—	—	33.97	6/12/2030	—	—
	8,224	—	—	48.93	6/2/2031	—	—
	12,531	4,177	—	24.64	5/31/2032	—	—
	3,204	3,206	—	22.24	5/31/2033	—	—
	4,863	14,591	—	18.98	5/28/2034	—	—
	15,892	47,673	—	14.39	8/19/2034	—	—
	—	23,604	—	16.82	5/30/2035	—	—
	—	—	—	—	—	4,328	63,405
	—	—	—	—	—	722	10,577
	—	—	—	—	—	13,172	192,970
	—	—	—	—	—	4,391	64,328
	—	—	—	—	—	15,161	222,109
	—	—	—	—	—	7,580	111,047
	—	—	—	—	—	—	—

Daniel Binder(7)(8)(9)	9,052	9,052	—	22.24	5/31/2033	—	—
	6,798	20,394	—	18.98	5/28/2034	—	—
	—	33,403	—	16.82	5/30/2035	—	—
	—	—	—	—	—	12,224	179,082
	—	—	—	—	—	2,038	29,857
	—	—	—	—	—	18,410	269,707
	—	—	—	—	—	6,137	89,907
	—	—	—	—	—	21,454	314,301
	—	—	—	—	—	10,727	157,151
	—	—	—	—	—	66,676	976,803
	—	—	—	—	—	—	—
Beth Clymer(10)(11)(12)	207,954	311,930	—	16.21	2/12/2034	—	—
	—	40,735	—	16.82	5/30/2035	—	—
	—	—	—	—	—	26,163	383,288
	—	—	—	—	—	37,363	547,368
	—	—	—	—	—	13,082	191,651
Jonathan Sinclair (13)(14)(15)	35,396	—	—	83.53	6/26/2028	—	—
	31,975	—	—	63.03	4/3/2029	—	—
	56,164	—	—	33.97	6/12/2030	—	—
	40,677	—	—	48.93	6/2/2031	—	—
	53,155	17,719	—	24.64	5/31/2032	—	—
	13,217	13,218	—	22.24	5/31/2033	—	—
	6,565	19,698	—	18.98	5/28/2034	—	—
	34,428	—	—	16.82	5/30/2035	—	—
	—	—	—	—	—	17,849	261,488
	—	—	—	—	—	2,975	43,584
	—	—	—	—	—	17,781	260,492
	—	—	—	—	—	5,928	86,845
	—	—	—	—	—	22,112	323,941
	—	—	—	—	—	11,056	161,970
	—	—	—	—	—	57,217	838,229
(1)Mr. Reiss was granted 105,263 Options on June 1, 2017, 72,297 Options on June 26, 2018, 191,319 Options on April 3, 2019, 600,088 Options on June 12, 2020, 256,905 Options on June 2, 2021, 515,559 Options on May 31, 2022, 183,397 Options on May 29, 2023, 218,604 Options on May 28, 2024 and 265,226 Options on May 30, 2025. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(2)Mr. Reiss was granted 31,680 RSUs on June 12, 2020, 64,025 RSUs on June 2, 2021, 54,791 RSUs on May 31, 2022, 61,915 RSUs on May 29, 2023, 74,001 RSUs on May 28, 2024 and 85,174 RSUs on May 30, 2025. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Reiss’ RSUs was calculated by multiplying the number of RSUs subject to his award by $14.65 which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.

(3)Mr. Reiss was granted 123,831 PSUs on May 29, 2023, 48,002 PSUs on May 28, 2024 and 170,348 PSUs on May 30, 2025. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Mr. Reiss’ PSUs was calculated by multiplying the number of PSUs subject to his award by $14.65 which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.
(4)Mr. Bowden was granted 4,474 Options on June 1, 2017, 1,717 Options on June 26, 2018, 3,578 Options on April 3, 2019, 11,754 options on June 12, 2020, 8,224 Options on June 2, 2021, 16,708 Options on May 31, 2022, 6,410 Options on May 29, 2023, 19,455 Options on May 28, 2024, 63,565 Options on August 19, 2024 and 23,604     Options on May 30, 2025. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(5)Mr. Bowden was granted 507 RSUs on June 7, 2019, 1,084 RSUs on June 12, 2020, 1,265 RSUs on June 2, 2021, 1,776 RSUs on May 31, 2022, 2,164 RSUs on May 29, 2023, 6,586 on May 28, 2024 and 7,580 RSUs on May 30, 2025. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Bowden’s RSUs was calculated by multiplying the number of RSUs subject to his award by $14.65 which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.
(6)Mr. Bowden was granted 4,328 PSUs on May 29, 2023, 13,172 PSUs on May 28, 2024 and 15,161    PSUs on May 30, 2025. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Mr. Bowden’s PSUs was calculated by multiplying the number of PSUs subject to his award by $14.65 which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.
(7)Mr. Binder was granted 18,104 Options on May 29, 2023, 27,192 Options on May 28, 2024 and 33,403 Options on May 30, 2025. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(8)Mr. Binder was granted 6,112 RSUs on May 29, 2023, 9,205 RSUs on May 28, 2024, 10,727 RSUs on May 30, 2025 and 66,676 RSUs on November 19, 2025. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Binder’s RSUs was calculated by multiplying the number of RSUs subject to his award by $14.65, which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2025.
(9)Mr. Binder was granted 12,224 PSUs on May 29, 2023, 18,410 PSUs on May 28, 2024 and 21,454    PSUs on May 30, 2025. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Mr. Binder’s PSUs was calculated by multiplying the number of PSUs subject to his award by $14.65 which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.
(10)Ms. Clymer was granted 519,884 Options on February 12, 2024 and 40,735 Options on May 30, 2025. Her Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the respective grant dates.
(11)Ms. Clymer was granted 62,271 RSUs on February 12, 2024 and 13,082 RSUs on May 30, 2025. Her RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Ms. Clymer’s RSUs was calculated by multiplying the number of RSUs subject to her award by $14.65 which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.
(12)Ms. Clymer was granted 26,163 PSUs on May 30, 2025. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Ms. Clymer’s PSUs was calculated by multiplying the number of PSUs subject to her award by $14.65 which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.
(13)Mr. Sinclair was granted 35,396 Options on June 26, 2018, 31,975 Options on April 3, 2019, 70,706 Options on June 12, 2020, 40,677 Options on June 2, 2021, 70,874 Options on May 31, 2022, 26,435 Options on May 29, 2023, 26,263 Options on May 28, 2024 and 34,428 Options on May 30, 2025. His Options are subject to time-based vesting of one-fourth on each of the first, second, third and fourth anniversaries of the grant date.
(14)Mr. Sinclair was granted 10,650 RSUs on July 5, 2018, 5,733 RSUs on June 12, 2020, 7,674 RSUs on June 2, 2021, 7,532 RSUs on May 31, 2022, 8,924 RSUs on May 29, 2023, 8,891 RSUs on May 28, 2024, 11,056     RSUs on May 30, 2025 and 57,217 RSUs on February 17, 2026. His RSUs are subject to time-based vesting of one-third on each of the first, second and third anniversaries of the grant date. The market value of Mr. Sinclair’s RSUs was calculated by multiplying the number of RSUs subject to his award by $14.65, which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.
(15)Mr. Sinclair was granted 17,849 PSUs May 29, 2023, 17,781 PSUs on May 28, 2024 and 22,112 PSUs on May 30, 2025. The PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares underlying the PSUs at the vesting determination date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. The market value of Mr. Sinclair’s PSUs was calculated by multiplying the number of PSUs subject to his award by $14.65 which was the closing price of our subordinate voting shares on the TSX on March 27, 2026, the last trading day of fiscal 2026.

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
Our named executive officers received additional benefits and perquisites pursuant to the terms of their employment with us, including for Mr. Sinclair with respect to benefits and perquisites related to his overseas assignment. In fiscal 2026, (1) each of our named executive officers received company-paid personal insurance premiums, and Messrs. Bowden and Sinclair also received supplemental health coverage; (2) each of our named executive officers received complimentary jackets and/or other Canada Goose products; (3) Mr. Sinclair received a relocation allowance as a direct result from of Mr. Sinclair’s assignment in Greater China; and (4) Ms. Clymer received Canadian housing and travel allowances, and tax-gross-ups related to such allowances, in connection with her residency in the United States.
Retirement Plans
In fiscal 2026, Messrs. Bowden and Binder and Ms. Clymer participated in the Group Retirement Savings Plan for the Employees of Canada Goose Inc. (referred to as the RSP), a broad-based registered defined contribution plan offered to all of our full-time Canada-based employees. In fiscal 2026, we did not make any contributions to the Deferred Profit Sharing Plan for the Employees of Canada Goose Inc. on behalf of our named executive officers and we did not otherwise set aside or accrue any amounts for pension, retirement or similar benefits for our named executive officers pursuant to retirement plans sponsored by the company. We do not sponsor or maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans.
C. Board Practices
Composition of our Board of Directors
Under our articles, our board of directors consists of a number of directors as determined from time to time by the directors. Our board of directors is currently comprised of 9 directors. Our articles provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2⁄3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are elected by the shareholders at each annual general meeting of shareholders, and all directors hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Our board of directors is led by Dani Reiss, as Chairman. Mr. Reiss is not considered to be an independent director as he is also our Chief Executive Officer. Ms. Chiquet is not considered to be an independent director as she entered into a consulting agreement with the Company on April 24, 2023, whereby she received compensation in excess of $75,000 per year for consultancy services to the Company and its management. The Chairman and Chief

Executive Officer responsibility is, among other things, to effectively manage the affairs of the board of directors in accordance with corporate governance guidelines. The Chairman and Chief Executive Officer is also responsible for the general direction and management of the business and affairs of the company within the authority limitations delegated by the board of directors, focused on meeting the corporate goals and objectives approved by the board of directors. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.
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
Audit Committee
Our audit committee is composed of Mr. Davison, Mr. Saage and Ms. Wong, with Mr. Davison serving as chairperson of the committee. Our board of directors has determined that Mr. Davison, Mr. Saage and Ms. Wong meet the independence requirements under the rules of the NYSE, the BCBCA and under Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. Davison is an “audit committee financial expert” within the meaning of the SEC’s regulations and applicable Listing Rules of the NYSE.
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
Environmental and Social Committee
Our environmental and social committee is composed of Mr. Armstrong, Ms. Butts, and Ms. Davis, with Mr. Armstrong serving as the chairperson of the committee. The environmental and social committee’s primary responsibilities are to provide oversight of the company’s ongoing commitment to environmental and social policies, plans and programs to ensure a comprehensive environmental, social and governance program.
D. Employees
As of March 29, 2026, March 30, 2025, and March 31, 2024, we had 4,289, 3,942, and 4,216 employees, respectively, including both full-time and part-time employees but excluding temporary employees and those on leave. The Company amended the classification of employees by function and reclassified comparative figures to conform with the current year presentation. The number of employees by function as of the end of the period for our fiscal years ended March 29, 2026, March 30, 2025, and March 31, 2024 was as follows:

	March 29, 2026	March 30, 2025	March 31, 2024
By Function:
Canadian manufacturing	2,313	2,112	2,480
Selling and retail	1,187	1,107	1,001
Corporate head offices	789	723	735
Total	4,289	3,942	4,216
As of March 29, 2026, the Company has 263 temporary employees and 233 employees who are on leave for maternity, medical, disability and/or unpaid leave. The increase in the number of selling and retail employees was primarily due to the expansion of our DTC retail store network.
E. Share Ownership
See Item 6.B. - “Compensation” and Item 7 ~~-~~ “Major Shareholders and Related Party Transactions.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
Security Ownership
The following table sets forth information relating to the beneficial ownership of our shares as of May 5, 2026, by:
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
The percentage of voting shares beneficially owned is computed on the basis of 46,138,366 subordinate voting shares and 51,004,076 multiple voting shares outstanding as of May 5, 2026.

	Subordinate Voting Shares		Multiple Voting Shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% shareholders:
Entity affiliated with Bain Capital Investors, LLC(1)	—	—	30,873,742	60.5%
Dani Reiss(2)	1,851,751	4.0%	20,130,334	39.5%
FMR(3)	4,982,499	10.8%	—	—
Fortune(4)	3,859,277	8.4%	—	—
PCM(5)	2,905,370	6.3%	—	—
ICP(6)	2,501,177	5.4%	—	—
Named executive officers and directors:
Jodi Butts	65,795	*	—	—
Maureen Chiquet	88,682	*	—	—
Ryan Cotton (7)	—	—%	—	—
Jennifer Davis(7)	—	—%	—	—
John Davison	80,510	*	—	—
Michael D. Armstrong	27,172	*	—	—
Gary Saage	12,797	*	—	—
Belinda Wong	18,676	*	—	—
Neil Bowden	76,008	*	—	—
Beth Clymer	227,759	*	—	—
Jonathan Sinclair	264,622	*	—	—
Dan Binder	36,755	*	—	—
        * Less than 1%
(1)Includes 30,873,742 multiple voting shares registered in the name of Bain Capital Integral Investors 2008, L.P. (the “Bain Capital Entity”). Bain Capital Investors, LLC (“BCI”) is the ultimate general partner of each of the Bain Capital Entity. As a result, BCI may be deemed to exercise voting and dispositive power with respect to the shares held by the Bain Capital Entity. Voting and investment decisions with respect to the shares held by the Bain Capital Entity are made by the managing directors of BCI, of whom there are three or more and none of whom individually has the power to direct such decisions. The business address of the Bain Capital Entity is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)Includes multiple voting shares registered in the name of DTR LLC, an entity indirectly controlled by Dani Reiss. Based on information available to us.
(3)Based on information obtained from Schedule 13G/A filed by FMR LLC and its affiliates (“FMR”) on March 6, 2026. According to that report, FMR possesses sole power to vote or to direct the voting of 4,982,499 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 4,982,499 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, FMR’s business address is 245 Summer Street., Boston, MA 02210.

(4)Based on information obtained from Schedule 13G filed by Fortune Enrichment Holdings Limited and its affiliates (“Fortune”) on March 20, 2026. According to that report, Fortune possesses sole power to vote or to direct the voting of 3,859,277 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 3,859,277 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, Fortune’s business address is Unit 1217, 12/F, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.
(5)Based on information obtained from Schedule 13G filed by Portolan Capital Management, LLC and its affiliates (“PCM”) on January 16, 2026. According to that report, PCM possesses sole power to vote or to direct the voting of 2,905,370 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 2,905,370 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, PCM’s business address is 2 International Place, FL 26, Boston, MA 02110.
(6)Based on information obtained from Schedule 13G filed by Ilex Capital Partners (UK) LLP and its affiliates (“ICP”) on February 11, 2026. According to that report, ICP possesses sole power to vote or to direct the voting of 2,501,177 of such shares and possesses shared power to vote or to direct the voting of none of such shares and possesses sole power to dispose or to direct the disposition of 2,501,177 of such shares and possesses shared power to dispose or to direct the disposition of none of such shares. In addition, according to that report, ICP’s business address is The Kensington Building, 1 Wrights Lane, W8 5RY, London, United Kingdom.
(7)Does not include shares held by the Bain Capital Entities. Mr. Cotton is a Managing Director of BCI and Ms. Davis is a Partner of BCI, and as a result may be deemed to share beneficial ownership of the shares held by the Bain Capital Entities. The address for Mr. Cotton and Ms. Davis is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
Significant Changes in Ownership
We are not aware of significant changes in ownership of our multiple voting shares and subordinate voting shares during fiscal 2026.
Voting Rights
Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares held in the United States (and outside of the United States) are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote.

U.S. Shareholders. On March 29, 2026, we had 4 registered shareholders with addresses in the United States (which may include addresses of investment managers holding securities on behalf of non-U.S. beneficial owners) holding approximately 20,242,914 subordinate voting shares. Residents of the United States may beneficially own subordinate voting shares or multiple voting shares registered in the names of non-residents of the United States, and non-U.S. residents may beneficially own subordinate voting shares or multiple voting shares registered in the names of U.S. residents.
Controlled Company
We are currently controlled by Bain Capital. As of March 29, 2026, Bain Capital indirectly beneficially owns approximately 60.5% of our outstanding multiple voting shares, or approximately 55.5% of the combined voting power of our multiple voting and subordinate voting shares outstanding.
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
Other Related Party Transactions
During fiscal 2026, the Company contributed approximately $0.1m to Polar Bears International, a charitable organization for which our Chairman and Chief Executive Officer, Dani Reiss, serves as a board member. The Company also paid the Baffin vendor and related entities, which continue to be controlled by Paul Hubner, a member of management of the company, approximately $0.5m for lease costs associated with the Baffin manufacturing facility and other operating costs.
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
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Financial Statements and Other Financial Information
See Item 18. — “Financial Statements.”
A.7 Legal Proceedings
From time to time, we may be subject to legal or regulatory proceedings and claims in the ordinary course of business, including matters involving the Company’s products, intellectual property, and contractual and employment relationships. While properly defending such proceedings, the Company also adopts appropriate mitigation measures to proactively resolve and prevent such disputes. As part of our monitoring program for our intellectual property rights, from time to time we file lawsuits for acts of trademark counterfeiting, trademark infringement, trademark dilution, patent infringement or breach of other state or foreign laws. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometimes raise the invalidity or unenforceability of our proprietary rights as affirmative defenses or counterclaims.
During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable decision against the Company with financial compensation to be awarded to the former supplier. As a result of the financial award under the arbitration, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs. The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.
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

ITEM 9. THE OFFER AND LISTING
Not applicable except for Item 9.A.4 and Item 9.C.
Our subordinate voting shares have been listed on both the NYSE and the TSX since March 16, 2017 under the symbol “GOOS.”
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
Revolving Facility Credit Agreement
On June 3, 2016, Canada Goose Holdings Inc. and its wholly-owned subsidiaries, Canada Goose Inc. and Canada Goose International AG, entered into a senior secured asset-based revolving facility (the “Revolving Facility”), with Canadian Imperial Bank of Commerce, as administrative agent, and certain financial institutions as lenders. A copy of the Revolving Facility Credit Agreement is included as Exhibit 10.3 to the company’s Registration Statement on Form F-1, as amended (File No. 333-216078), filed with the SEC on February 15, 2017, and is incorporated by reference herein. On May 26, 2020, the commitments under the Revolving Facility were reduced by $50.0m in favor of a first in, last out Revolving Facility (the “FILO Revolving Facility”). Borrowings under the existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts were drawn in priority of the FILO Revolving Facility. Amounts drawn on the FILO Revolving Facility were subject to an interest rate charge that is 2.00% higher than the existing Revolving Facility. The FILO Revolving Facility matured on May 25, 2021 and upon maturity, the credit commitments on the existing Revolving Facility were restored. On May 15, 2023, the Company entered into an amendment to the Revolving Facility. Following the amendment, the Revolving Facility had multiple interest rate charge options that were based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earliest), as applicable, and the term was extended to May 15, 2028, which was previously expiring on June 3, 2024. On June 28, 2024, the Company entered into amendments to its Revolving Facility to transition from the Canadian Dollar Offered interest benchmarks to the CORRA. As amended through the date hereof, the amended Revolving Facility consists of the existing Revolving Facility with a reduced commitment in the amount of $467.5m with a seasonal increase of up to $517.5m during the peak season (being June 1 through November 30).
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
On August 15, 2017, the company entered into an amendment (the “2017 Term Loan Amendment”) to the Term Loan Credit Agreement. The 2017 Term Loan Amendment was executed in connection with the syndication of the outstanding term loans by the existing term loan lenders and, among other things: (i) added a provision whereby the company would be required to pay a 1% prepayment premium on any prepayment of the term loans made in connection with a “Repricing Transaction” (as defined in the 2017 Term Loan Amendment) or in connection with an amendment that constitutes a Repricing Transaction, in each case, within six months from August 15, 2017 and (ii) reset the “most-favored nation” protection in favor of the term loan lenders in the incremental facilities provisions of the Term Loan Credit Agreement, whereby if the company were to issue additional term loans under such incremental facilities provisions within 18 months from August 15, 2017 and the all-in-yield on such additional term loans were to exceed the all-in-yield on the existing term loans by more than 50 basis points, the all-in yield on such existing term loans would be increased so that the all-in-yield of the additional term loans does not exceed the all-in-yield on the existing term loans by more than 50 basis points.

On April 9, 2021, the company entered into an amendment (the “2021 Term Loan Amendment”) to the Term Loan Credit Agreement. The term loans issued in connection with the 2021 Term Loan Amendment (the “2021 Refinancing Term Loans”) were used, in part, to refinance in full all of the then existing term loans outstanding under the Term Loan Credit Agreement. The interest rate for the 2021 Refinancing Term Loans was LIBOR plus an applicable margin of 3.50%, payable quarterly in arrears.

On May 9, 2023, the company entered into an amendment to the Term Loan Credit Agreement (the “2023 Term Loan Amendment”). The interest rate governing the Term Loan following the 2023 Term Loan Amendment was an adjusted SOFR rate or an alternate base rate, plus an applicable margin of 3.50%, payable quarterly in arrears or on the last day of each interest period (or at three-month intervals in the case of interest periods in excess of three months), as applicable, and SOFR may not be less than 0.75%.

On August 21, 2025, the company entered into an amendment to the Term Loan Credit Agreement (the “Amendment to Term Loan”). The interest rate governing the Term Loan following the Amendment to Term Loan is a SOFR rate or alternate base rate, plus an applicable margin of 3.50% payable quarterly in arrears or on the last day of each interest period (or at three-month intervals in the case of interest periods in excess of three months), as applicable, and SOFR may not be less than 0.50%. As further amended through the date hereof, the maturity date for the Term Loan Credit Agreement is August 23, 2032.
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
We do not believe that we were a PFIC in 2025, and we do not anticipate becoming a PFIC in the foreseeable future. Notwithstanding the foregoing, the determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and may also be affected by the application of the PFIC rules, which are subject to differing interpretations. No assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. U.S. Holders should consult their own tax advisors regarding our potential PFIC status.
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
If we are classified as a PFIC for any taxable year in which a U.S. Holder owns subordinate voting shares but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the IRS unless the subordinate voting shares cease to be marketable, in which case the election is automatically terminated.
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

This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Convention Between Canada and the United States of America With Respect to Taxes on Income and on Capital (1980), as amended (the “Canada-U.S. Tax Treaty”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.
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
We also make available on our website’s investor relations page, free of charge, this Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.
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
See Annual Consolidated Financial Statements. – “Report of Independent Registered Public Accounting Firm”.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee is comprised of Ms. Wong and Messrs. John Davison and Gary Saage, with Mr. Davison serving as chairman of the committee. Ms. Wong and Messrs. Davison and Saage each meet the independence requirements under the rules of the NYSE and under Rule 10A-3 under the Exchange Act. We have determined that Mr. Davison is an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. For information relating to qualifications and experience of each audit committee member, see Item 6 - “Directors, Senior Management and Employees”.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Principal Accountant Fees and Services
The following table summarizes the fees charged by Deloitte LLP (PCAOB ID No. 1208) for certain services rendered to our company during fiscal 2026 and fiscal 2025.

	Year ended
CAD $ millions	March 29, 2026	March 30, 2025
Audit fees(1)	4.4	4.5
Audit-related fees(2)	0.2	0.2
Tax fees(3)	1.1	1.2
All other fees(4)	0.1	—
Total	5.8	5.9
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Shares (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 31, 2025 to March 29, 2026	Nil	Nil	Nil	4,578,677.0
(1) On November 6, 2025, the company announced the authorization of a normal course issuer bid to purchase for cancellation up to 4,578,677 subordinate voting shares of the company over the 12-month period commencing on November 10, 2025, and ending no later than November 9, 2026.
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
•developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with our executive leadership team, Audit Committee and board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements;
•developing and implementing periodic training on cybersecurity, information security and threat awareness; and
•collaborating with law enforcement and other companies on cybersecurity incidents and best practices.
There were no cybersecurity incidents during the year ended March 29, 2026, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on the Company’s strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.
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

4.8	Canada Goose Holdings Inc. Employee Share Purchase Plan (incorporated by reference to Exhibit 4.28 to our Annual Report on Form 20-F (file no. 001-38027) filed with the SEC on June 6, 2017)
4.9
Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.28 to our Registration statement on Form F-1 (file no. 333-216078) filed with the SEC on February 15, 2017)

4.10
Refinancing Amendment and Seventh Amendment to Credit Agreement dated as of August 21, 2025, by and among Canada Goose Holdings Inc., Canada Goose Inc., certain other subsidiaries of the Company and UBS AG, Stamford Branch (as successor in interest to Credit Suisse AG, Cayman Island Branch)

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
Date: May 14, 2026

Canada Goose Holdings Inc.
Annual Consolidated Financial Statements
March 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Canada Goose Holdings Inc. and subsidiaries (the "Company") as of March 29, 2026 and March 30, 2025, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 29, 2026, and the related notes and the schedule of Condensed Financial Information of Canada Goose Holdings Inc. (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 29, 2026 and March 30, 2025 and its financial performance and its cash flows for each of the three years in the period ended March 29, 2026, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 29, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.
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

Inventory Obsolescence – Refer to Notes 2k, 3 and 10 to the financial statements
Critical Audit Matter Description
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
Given the importance of inventory to the Company’s operations and the judgment involved in determining net realizable value related to finished goods inventory, specifically estimated future revenue (future selling prices and product demand); our audit procedures involved a high degree of auditor judgment and an increased extent of audit effort.
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
May 14, 2026

We have served as the Company's auditor since fiscal 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Canada Goose Holdings Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Canada Goose Holdings Inc. and subsidiaries (the “Company”) as of March 29, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 29, 2026, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 29, 2026, of the Company and our report dated May 14, 2026, expressed an unqualified opinion on those financial statements.
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
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
May 14, 2026

Consolidated Statements of Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	March 29, 2026	March 30, 2025	March 31, 2024
		$	$	$
Revenue	6	1,528.2	1,348.4	1,333.8
Cost of sales	10	462.7	405.3	416.4
Gross profit		1,065.5	943.1	917.4
Selling, general & administrative expenses	11, 12, 13	976.7	779.0	792.9
Operating income	6	88.8	164.1	124.5
Net interest, finance and other costs	17	35.0	36.0	48.8
Income before income taxes		53.8	128.1	75.7
Income tax expense	7	26.0	24.5	17.6
Net income		27.8	103.6	58.1

Attributable to:
Shareholders of the Company		22.5	94.8	58.4
Non-controlling interest		5.3	8.8	(0.3)
Net income		27.8	103.6	58.1

Earnings per share attributable to shareholders of the Company
Basic	8	$0.23	$0.98	$0.58
Diluted	8	$0.23	$0.97	$0.57
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income
(in millions of Canadian dollars, except per share amounts)

		Year ended
	Notes	March 29, 2026	March 30, 2025	March 31, 2024
		$	$	$
Net income		27.8	103.6	58.1

Other comprehensive income
Items that will not be reclassified to earnings, net of tax:
Actuarial gain (loss) on post-employment obligation		0.3	(0.6)	—
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)		24.2	25.5	(0.2)
Net loss on derivatives designated as cash flow hedges	22	(3.5)	(13.3)	(0.5)
Reclassification of net (gain) loss on cash flow hedges to income	22	(1.0)	2.8	(1.1)
Other comprehensive income (loss)		20.0	14.4	(1.8)
Comprehensive income		47.8	118.0	56.3

Attributable to:
Shareholders of the Company		43.8	109.1	57.8
Non-controlling interest		4.0	8.9	(1.5)
Comprehensive income		47.8	118.0	56.3
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	Notes	March 29, 2026	March 30, 2025
		$	$
Assets			Reclassified
Current assets
Cash		408.2	334.4
Trade receivables	9	108.4	98.0
Inventories	10	386.3	384.0
Income taxes receivable		19.9	10.2
Other current assets	21	45.6	63.8
Total current assets		968.4	890.4
Deferred income taxes	7	76.9	95.7
Property, plant and equipment	11	167.6	161.6
Intangible assets	12	127.9	131.9
Right-of-use assets	13	326.0	280.2
Goodwill	14	71.1	72.0
Other long-term assets	21	15.3	0.1
Total assets		1,753.2	1,631.9
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15, 21	214.0	186.7
Provisions	16	45.8	40.1
Income taxes payable		11.7	28.6
Short-term borrowings	17	4.2	4.3
Current portion of lease liabilities	13	92.8	83.9
Total current liabilities		368.5	343.6
Provisions	16	19.0	16.0
Deferred income taxes	7	11.0	20.8
Term Loan	17	406.4	407.7
Lease liabilities	13	281.8	246.9
Other long-term liabilities	21	38.7	40.3
Total liabilities		1,125.4	1,075.3
Equity	18
Equity attributable to shareholders of the Company		608.4	541.2
Non-controlling interests		19.4	15.4
Total equity		627.8	556.6
Total liabilities and equity		1,753.2	1,631.9
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at April 2, 2023		1.4	117.3	118.7	28.5	316.5	5.8	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	18	—	(17.8)	(17.8)	—	(122.4)	—	(140.2)	—	(140.2)
Liability to broker under automatic share purchase plan	18	—	—	—	20.0	—	—	20.0	—	20.0
Issuance of shares	18	—	4.0	4.0	(3.9)	—	—	0.1	—	0.1
Net income (loss)		—	—	—	—	58.4	—	58.4	(0.3)	58.1
Other comprehensive loss		—	—	—	—	—	(0.6)	(0.6)	(1.2)	(1.8)
Share-based payment	19	—	—	—	9.8	—	—	9.8	—	9.8
Balance at March 31, 2024		1.4	103.5	104.9	54.4	252.5	5.2	417.0	6.5	423.5
Tax on normal course issuer bid purchase of subordinate voting shares in fiscal 2024	7	—	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Issuance of shares	18	—	4.7	4.7	(4.1)	—	—	0.6	—	0.6
Net income		—	—	—	—	94.8	—	94.8	8.8	103.6
Other comprehensive income		—	—	—	—	—	14.3	14.3	0.1	14.4
Share-based payment	19	—	—	—	15.1	—	—	15.1	—	15.1
Balance at March 30, 2025		1.4	108.2	109.6	65.4	346.7	19.5	541.2	15.4	556.6
Issuance of shares	18	—	4.5	4.5	(4.0)	—	—	0.5	—	0.5
Net income		—	—	—	—	22.5	—	22.5	5.3	27.8
Other comprehensive income (loss)		—	—	—	—	—	21.3	21.3	(1.3)	20.0
Share-based payment	19	—	—	—	22.9	—	—	22.9	—	22.9
Balance at March 29, 2026		1.4	112.7	114.1	84.3	369.2	40.8	608.4	19.4	627.8
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

		Year ended
	Notes	March 29, 2026	March 30, 2025	March 31, 2024
		$	$	$
Operating activities
Net income		27.8	103.6	58.1
Items not affecting cash:
Depreciation and amortization	6,10,11,12,13	131.5	130.7	126.0
Income tax expense	7	26.0	24.5	17.6
Interest expense	17	33.6	44.7	44.4
Foreign exchange loss (gain)		2.2	(9.3)	0.8
Impairment losses	11, 13	8.4	2.8	1.2
Loss on disposal of assets		0.8	0.3	0.1
Share-based payment	19	23.5	15.2	10.2
Remeasurement of put option	21	2.3	7.4	1.6
Remeasurement of contingent consideration	21	(0.9)	(16.1)	2.8
		255.2	303.8	262.8
Changes in non-cash operating items	24	18.1	32.6	10.5
Income taxes paid		(44.3)	(5.2)	(66.3)
Interest paid		(37.1)	(38.8)	(42.4)
Net cash from operating activities		191.9	292.4	164.6
Investing activities
Purchase of property, plant and equipment	11	(42.6)	(17.7)	(54.9)
Investment in intangible assets	12	—	(0.2)	(1.0)
Initial direct costs of right-of-use assets	13	(7.9)	(0.5)	(0.6)
Net cash outflow from business combination	5	—	—	(15.9)
Net cash used in investing activities		(50.5)	(18.4)	(72.4)
Financing activities
Mainland China Facilities repayments	17	—	—	(9.8)
Japan Facility repayments	17	—	(5.4)	(8.3)
Term Loan borrowings (repayments)	17	16.6	(3.1)	(4.0)
Transaction costs on financing activities	17	(6.6)	—	(0.2)
Normal course issuer bid purchase of subordinate voting shares	18	—	—	(141.4)
Principal payments on lease liabilities	13	(87.2)	(85.7)	(69.2)
Settlement of term loan derivative contracts	22	6.6	—	—
Issuance of shares	19	0.5	0.6	0.1
Net cash used in financing activities		(70.1)	(93.6)	(232.8)
Effects of foreign currency exchange rate changes on cash		2.5	9.1	(1.0)
Increase (decrease) in cash		73.8	189.5	(141.6)
Cash, beginning of period		334.4	144.9	286.5
Cash, end of period		408.2	334.4	144.9
The accompanying notes to the consolidated financial statements are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
March 29, 2026
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
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, (“DTR”), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 52.5% of the total shares outstanding as at March 29, 2026, or 91.7% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 47.5% of the total shares outstanding as at March 29, 2026, or 8.3% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 14, 2026.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2026, 2025 and 2024 are 52-week fiscal years.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer ("DTC"), Wholesale, and Other. The DTC segment comprises sales to customers through our retail stores and our e-Commerce platforms available across numerous markets, which includes the recommerce platform Canada Goose Generations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market, and travel retail locations.
F-11

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The Other segment comprises revenue and costs that are not related to the Company’s DTC or Wholesale segments, such as sales to employees, friends and family sales, and results from the Paola Confectii business.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second, third and fourth quarters of the fiscal year and DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
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
Management identified an immaterial reclassification to the annual statement of financial position as at March 30, 2025, and related note disclosures for comparative figures pertaining to sales taxes receivables presented in trade receivables, and sales taxes payables presented in accounts payable and accrued liabilities. Management reclassified $15.2m from accounts payable and accrued liabilities to trade receivables as at March 30, 2025. These reclassifications did not impact the annual statement of income, and earnings per share for the reporting period. Comparative figures have been appropriately reclassified in the annual statement of financial position as at March 30, 2025, and related note disclosures.
(b)Principles of consolidation
The consolidated financial statements include the accounts of Canada Goose Holdings Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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
Foreign currency transactions are translated into the functional currency of each of the Company’s subsidiaries using the exchange rates prevailing at the date of the transactions or valuation when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of income in selling, general & administrative (“SG&A”) expenses, except when included in other comprehensive income for qualifying cash flow and net investment hedges.
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
(e)Non-controlling interest
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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
(g)Income taxes
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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

Notes to the Consolidated Financial Statements
March 29, 2026
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
The recoverable amount of a CGU is the higher of the estimated fair value less costs of disposal or value-in-use (“VIU”) of the CGU. In assessing the recoverable amount, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The Company has determined that there are 12 CGUs, 11 for which goodwill contributes to the cash flows (March 30, 2025 - 12 CGUs, 11 for which goodwill contributed to the cash flows).
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
(p)Fair values
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

Notes to the Consolidated Financial Statements
March 29, 2026
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
(q)Financial instruments
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
March 29, 2026
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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
(r)Share-based payments
Share-based payments are valued based on the grant date fair value of these awards and the Company records compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques.
The Company has issued stock options to purchase subordinate voting shares, RSUs, and PSUs under its equity incentive plans, prior to the public offering on March 21, 2017 (the “Legacy Plan”) and subsequently (the “Omnibus Plan”). All Legacy Plan options have fully vested or been cancelled prior to the year ended March 29, 2026. Under the terms of the Omnibus Plan, options are granted to certain executives of the Company with vesting, generally over four years, contingent upon meeting the service conditions of the Omnibus Plan. The compensation expense related to the options, RSUs, and PSUs is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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
Income and other taxes
Key Sources of Estimation: In determining the recoverable amount of deferred tax assets, the Company forecasts future taxable income by legal entity and the period in which the income occurs to ensure that sufficient taxable income exists to utilize the attributes. Inputs to those projections are financial forecasts approved by the board of directors.
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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
Impairment of non-financial assets (goodwill, intangible assets, property, plant & equipment, and right-of-use assets)
Judgments Made in Relation to Accounting Policies Applied: Management is required to use judgment in determining the grouping of assets to identify their CGUs for the purposes of testing non-financial assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill and intangible assets impairment testing, CGUs are grouped at the lowest level at which goodwill and intangible assets are monitored for internal management purposes. Judgment is also applied in allocating the carrying amount of assets to CGUs. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed. The Company has concluded that it has 12 CGUs (March 30, 2025 - 12 CGUs) and tests impairment of non-financial assets on that basis.
Key Sources of Estimation: In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. The Company determines value-in-use by using estimates including projected future revenues, earnings, working capital, and capital investment

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
consistent with strategic plans presented to the Board of Directors. Fair value less costs of disposal are estimated with reference to observable market transactions. Discount rates are consistent with external industry information reflecting the risk associated with the Company and its cash flows.
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
Share-based payments
Key Sources of Estimation: Compensation expense for share-based compensation granted is measured at the fair value at the grant date using the Black Scholes option pricing model for the year ended March 29, 2026. The critical assumptions used under both of these option valuation models at the grant date are: stock price valuation; exercise price; risk-free interest rate; expected time to exercise in years; expected dividend yield, and volatility.
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
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
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
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
In connection with the business combination, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount was payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). The estimated value is calculated as a pre-determined percentage of net equity value, determined as a multiple of EBITDA and EBITDA margin for the fiscal year ending March 30, 2025, subject to a floor, less net debt adjustments. As at March 29, 2026, the Company had paid out PCML Vendors in the amount of $24.5m. The Company recognized the amount payable to the PCML Vendors as a separate transaction that was not included in applying the acquisition method as the amount reflected remuneration for services to be performed conditional on employment until November 1, 2025. Therefore this amount was expensed over two years.
The Company incurred $0.8m in transaction related costs which are included in SG&A expenses in the consolidated statements of income and comprehensive income for the year ended March 31, 2024.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Note 6.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company’s chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. No single customer contributed 10 per cent or more to the Company’s revenue for the years ended March 29, 2026, March 30, 2025, and March 31, 2024.
Corporate expenses comprises costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.
The following table presents key performance information of the Company’s reportable operating segments:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Revenue
DTC	1,157.4	998.9	950.7
Wholesale	291.2	260.8	312.3
Other	79.6	88.7	70.8
Total segment revenue	1,528.2	1,348.4	1,333.8

Operating income
DTC	451.2	408.2	387.1
Wholesale	83.2	87.3	114.0
Other	1.4	12.7	14.0
Total segment operating income	535.8	508.2	515.1
The following table reconciles the Company’s reportable total segment operating income to income before income taxes:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Total segment operating income	535.8	508.2	515.1
Corporate expenses	(447.0)	(344.1)	(390.6)
Total operating income	88.8	164.1	124.5
Net interest, finance and other costs	35.0	36.0	48.8
Income before income taxes	53.8	128.1	75.7

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The following table summarizes depreciation and amortization in SG&A expenses of each reportable operating segment and depreciation and amortization included in corporate expenses:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Depreciation and amortization expense
DTC	108.5	100.6	96.5
Wholesale	3.9	3.6	3.9
Other	1.0	0.9	—
Total segment depreciation and amortization expense	113.4	105.1	100.4
Corporate expenses	15.0	16.6	15.8
Total depreciation and amortization expense	128.4	121.7	116.2
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Canada	261.4	240.6	246.3
United States	385.1	338.9	324.6
North America	646.5	579.5	570.9
Greater China[1]	498.3	426.5	422.2
Asia Pacific (excluding Greater China1)	130.0	111.3	84.7
Asia Pacific	628.3	537.8	506.9
EMEA[2]	253.4	231.1	256.0
Total revenue	1,528.2	1,348.4	1,333.8
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The Company’s non-current, non-financial assets (comprising of property, plant and equipment, intangible assets and right-of-use assets) are geographically located as follows:

	Year ended
	March 29, 2026	March 30, 2025
	$	$
Canada	194.7	202.2
United States	160.0	118.7
North America	354.7	320.9
Greater China[1]	56.4	60.0
Asia Pacific (excluding Greater China1)	40.8	47.5
Asia Pacific	97.2	107.5
EMEA[2]	169.6	145.3
Non-current, non-financial assets	621.5	573.7
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 7.    Income taxes
The components of the provision for income tax are as follows:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
Current income tax expense	$	$	$
Current period	17.9	33.0	15.4
Current tax related to Pillar Two income taxes	—	3.7	—
Adjustment in respect of prior periods	(0.6)	(1.2)	9.5
	17.3	35.5	24.9
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	9.2	(13.4)	(0.8)
Effect of change in income tax rates	(1.1)	1.3	(0.2)
Adjustment in respect of prior periods	0.6	1.1	(6.3)
	8.7	(11.0)	(7.3)
Total income tax expense	26.0	24.5	17.6

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The effective income tax rates differ from the weighted average basic Canadian federal and provincial statutory income tax rates for the following reasons:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Income before income taxes	53.8	128.1	75.7
Expected Statutory Rate	25.2%	25.3%	25.5%
Income tax at expected statutory rate	13.6	32.5	19.3
Non-deductible (taxable) items	0.2	(1.7)	(0.1)
Non-deductible stock option expense	2.0	2.5	1.7
Effect of foreign tax rates	7.8	(6.6)	(10.3)
Non-deductible (taxable) remeasurement of Earn-out	2.2	—	—
Non-deductible (taxable) remeasurement of put option liability	0.4	(2.7)	1.4
Non-deductible (taxable) foreign exchange (gain) loss	(0.2)	0.5	0.9
Change in tax rates	(1.1)	1.3	(0.2)
Change in deferred tax asset not recognized	—	(1.5)	1.7
Other including adjustments in respect of prior years	1.1	0.2	3.2
Total income tax expense	26.0	24.5	17.6
Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates, and is effective for the Company’s current fiscal year. The Company has assessed its potential liability for Pillar Two taxes and estimated that the effective tax rate in most jurisdictions is above 15%. In jurisdictions where the Pillar Two transitional safe harbour rule does not apply and the estimated effective tax rate is below 15%, the Company may be liable for Pillar Two top up taxes. The Company has recorded $nil (March 30, 2025 - $3.7m) in respect of Pillar Two top up taxes. The Company has applied the temporary mandatory exception from the recognition and disclosure of deferred taxes related to the implementation of Pillar Two legislation.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The significant components of deferred tax assets (liabilities) and their fiscal year over year change consist of the following:

		Change in the year affecting
	March 30, 2025	Net income	Foreign exchange translation	Other comprehensive income	March 29, 2026
	$	$	$	$	$
Losses carried forward	23.8	(0.1)	—	—	23.7
Other liabilities and provisions	25.6	2.1	(0.5)	—	27.2
Capital lease	12.0	1.2	(0.1)	—	13.1
Unrealized profit in inventory	47.1	(9.9)	(0.8)	—	36.4
Total deferred tax asset	108.5	(6.7)	(1.4)	—	100.4
Unrealized foreign exchange	—	(1.7)	—	1.1	(0.6)
Intangible assets	(22.5)	(0.4)	(0.3)	—	(23.2)
Property, plant and equipment	(11.1)	0.1	0.3	—	(10.7)
Total deferred tax liabilities	(33.6)	(2.0)	—	1.1	(34.5)
Net deferred tax assets	74.9	(8.7)	(1.4)	1.1	65.9
The change in deferred tax assets and liabilities as presented in the statement of financial position are as follows:

		Changes in the year affecting
	March 30, 2025	Adjustments	Net income	Foreign exchange translation	Other comprehensive income	March 29, 2026
	$	$	$	$	$	$
Deferred tax assets	95.7	—	(17.3)	(1.5)	—	76.9
Deferred tax liabilities	(20.8)	—	8.6	0.1	1.1	(11.0)
	74.9	—	(8.7)	(1.4)	1.1	65.9
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
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
As at March 29, 2026, the Company had the following losses carried forward available to reduce future years’ taxable income, which losses expire as follows:

$
Expiring within 5 years	—
Between 5 and 10 years	29.5
Between 10 and 15 years	13.1
Between 15 and 20 years	50.0
Indefinite	4.3
Total	96.9
As at March 29, 2026, the Company had the following losses carried forward available to reduce future years’ taxable income geographically as follows:

$
Canada	63.0
United States	—
North America	63.0
EMEA[1]	33.9
Total	96.9
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
As at March 29, 2026, the Company had temporary differences associated with investments in foreign subsidiaries of $484.6m (March 30, 2025 - $495.4m) for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and material undistributed earnings are considered permanently invested or, if undistributed earnings are not considered permanently invested, it is probable that these earnings will not be subject to tax upon their distribution.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Note 8.    Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Net income attributable to shareholders of the Company	22.5	94.8	58.4
Weighted average number of multiple and subordinate voting shares outstanding	97,052,303	96,741,308	100,816,758
Weighted average number of shares on exercise of stock options, RSUs and PSUs[1]	1,952,011	1,323,692	1,006,315
Diluted weighted average number of multiple and subordinate voting shares outstanding	99,004,314	98,065,000	101,823,073
Earnings per share attributable to shareholders of the Company
Basic	$0.23	$0.98	$0.58
Diluted	$0.23	$0.97	$0.57
1    Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. As at March 29, 2026, there were 4,929,224 shares (March 30, 2025 - 4,453,519 shares, March 31, 2024 - 3,904,366 shares) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
Note 9.    Trade receivables

	March 29, 2026	March 30, 2025
		Reclassified
	$	$
Trade accounts receivable	92.1	68.6
Sales tax receivables	27.8	22.9
Credit card receivables	4.5	4.5
Other receivables	2.7	4.5
	127.1	100.5
Less: expected credit loss and sales allowances	(18.7)	(2.5)
Trade receivables	108.4	98.0

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The following are the continuities of the Company’s expected credit loss and sales allowances deducted from trade receivables:

	March 29, 2026			March 30, 2025
	Expected credit loss	Sales allowances	Total	Expected credit loss	Sales allowances	Total
	$	$	$	$	$	$
Balance at the beginning of the year	(2.2)	(0.3)	(2.5)	(2.1)	(0.6)	(2.7)
Losses recognized	(16.4)	0.1	(16.3)	(0.2)	(0.5)	(0.7)
Amounts settled or written off during the year	0.1	—	0.1	0.1	0.8	0.9
Balance at the end of the year	(18.5)	(0.2)	(18.7)	(2.2)	(0.3)	(2.5)
Note 10.    Inventories

	March 29, 2026	March 30, 2025
	$	$
Raw materials	35.2	35.7
Work in progress	18.8	17.1
Finished goods	332.3	331.2
Total inventories at the lower of cost and net realizable value	386.3	384.0
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
The breakdown of the provision for obsolescence is presented as follows:

	March 29, 2026	March 30, 2025
	$	$
Raw material shrink reserves	0.1	0.1
Finished goods shrink reserves	0.8	1.0
Raw material obsolete inventory reserves	15.3	18.5
Finished goods obsolete inventory reserves	28.2	31.2
Provision for obsolescence	44.4	50.8

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Amounts charged to cost of sales comprise the following:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Cost of goods manufactured	451.2	393.5	405.5
Depreciation and amortization included in costs of sales	11.5	11.8	10.9
Cost of sales	462.7	405.3	416.4
Note 11.    Property, plant and equipment
The following table presents changes in the cost and the accumulated depreciation on the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Shop-in-shop fixtures	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
March 31, 2024	37.3	21.3	225.2	10.3	49.7	4.1	347.9
Additions	0.2	0.2	5.4	0.1	1.4	21.8	29.1
Disposals	(0.1)	(0.2)	(3.1)	—	(0.4)	—	(3.8)
Transfers	0.5	1.2	11.5	—	1.3	(14.5)	—
Impact of foreign currency translation	0.5	0.6	7.9	0.3	2.0	0.5	11.8
March 30, 2025	38.4	23.1	246.9	10.7	54.0	11.9	385.0
Additions	1.8	0.6	9.4	0.2	2.1	38.3	52.4
Disposals	(0.1)	(1.1)	(3.5)	(0.6)	(2.5)	—	(7.8)
Transfers	0.5	1.4	24.8	1.2	2.8	(30.7)	—
Impact of foreign currency translation	0.1	(0.1)	(2.0)	—	(0.2)	0.3	(1.9)
March 29, 2026	40.7	23.9	275.6	11.5	56.2	19.8	427.7

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)

	Plant equipment	Computer equipment	Leasehold improvements	Shop-in-shop fixtures	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 31, 2024	18.9	15.3	99.1	8.9	33.9	—	176.1
Depreciation	4.0	3.5	28.5	0.8	5.7	—	42.5
Disposals	—	(0.2)	(2.8)	—	(0.3)	—	(3.3)
Impairment losses	—	—	1.3	—	—	—	1.3
Impact of foreign currency translation	0.4	0.4	4.0	0.4	1.6	—	6.8
March 30, 2025	23.3	19.0	130.1	10.1	40.9	—	223.4
Depreciation	3.8	3.2	27.7	0.5	5.0	—	40.2
Disposals	—	(1.1)	(3.1)	(0.6)	(2.2)	—	(7.0)
Impairment losses	—	—	4.0	—	—	—	4.0
Impact of foreign currency translation	0.2	(0.1)	(0.4)	(0.1)	(0.1)	—	(0.5)
March 29, 2026	27.3	21.0	158.3	9.9	43.6	—	260.1

Net book value
March 30, 2025	15.1	4.1	116.8	0.6	13.1	11.9	161.6
March 29, 2026	13.4	2.9	117.3	1.6	12.6	19.8	167.6
Impairment losses of $8.4m and $2.8m were recognized for the years ended March 29, 2026 and March 30, 2025, respectively. These were recorded within the DTC segment and included in SG&A expenses in the statements of income. These impairments arose primarily as a result of lower than anticipated store performance, which negatively impacted forecasted cash flows. As a result, the Company may elect to close certain underperforming stores prior to the end of their original lease terms.
Note 12.    Intangible assets
Intangible assets comprise the following:

	March 29, 2026	March 30, 2025
	$	$
Intangible assets with finite lives	11.1	15.1
Intangible assets with indefinite lives:
Brand name	116.5	116.5
Domain name	0.3	0.3
Intangible assets	127.9	131.9

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	Software	Intellectual property	Customer lists	Distribution rights	Total
Cost	$	$	$	$	$
March 31, 2024	10.9	18.5	10.5	6.3	46.2
Additions	0.2	—	—	—	0.2
Disposals	(1.1)	—	—	—	(1.1)
Transfers	0.3	(0.3)	—	—	—
Impact of foreign currency translation	0.2	—	0.9	0.4	1.5
March 30, 2025	10.5	18.2	11.4	6.7	46.8
Additions	—	—	—	—	—
Disposals	—	(0.1)	—	—	(0.1)
Transfers	(0.8)	0.8	—	—	—
Impact of foreign currency translation	(0.2)	0.2	(0.5)	(0.5)	(1.0)
March 29, 2026	9.5	19.1	10.9	6.2	45.7

	Software	Intellectual property	Customer lists	Distribution rights	Total
Accumulated amortization	$	$	$	$	$
March 31, 2024	7.1	17.9	1.6	1.3	27.9
Amortization	1.5	0.2	1.3	0.6	3.6
Disposals	(0.5)	—	—	—	(0.5)
Impact of foreign currency translation	—	—	0.6	0.1	0.7
March 30, 2025	8.1	18.1	3.5	2.0	31.7
Amortization	0.6	0.4	1.3	0.6	2.9
Disposals	—	—	—	—	—
Impact of foreign currency translation	0.1	—	—	(0.1)	—
March 29, 2026	8.8	18.5	4.8	2.5	34.6

Net book value
March 30, 2025	2.4	0.1	7.9	4.7	15.1
March 29, 2026	0.7	0.6	6.1	3.7	11.1
Intellectual property consists of acquired technology, patents and trademarks.

Notes to the Consolidated Financial Statements
March 29, 2026
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
The Company completed its annual impairment tests for the years ended March 29, 2026 and March 30, 2025 for indefinite life intangible assets and concluded that there was no impairment.
Key Assumptions
The key assumptions used to calculate the value-in-use are consistent with the assumptions used for goodwill impairment testing (see "Note 14. Goodwill" for more details).
Note 13.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 31, 2024	450.3	44.2	60.9	555.4
Additions	53.8	—	3.9	57.7
Lease modifications	11.8	5.3	1.4	18.5
Derecognition on termination	(22.0)	—	(1.7)	(23.7)
Impact of foreign currency translation	26.5	0.1	1.4	28.0
March 30, 2025	520.4	49.6	65.9	635.9
Additions	119.1	—	5.9	125.0
Lease modifications	9.2	7.4	0.2	16.8
Derecognition on termination	(38.6)	(3.1)	(8.6)	(50.3)
Impact of foreign currency translation	(3.5)	—	—	(3.5)
March 29, 2026	606.6	53.9	63.4	723.9

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)

	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 31, 2024	229.7	24.0	21.9	275.6
Depreciation	70.5	5.6	8.2	84.3
Derecognition on termination	(19.9)	—	(0.5)	(20.4)
Impairment losses	1.5	—	—	1.5
Impact of foreign currency translation	13.9	—	0.8	14.7
March 30, 2025	295.7	29.6	30.4	355.7
Depreciation	74.0	6.1	7.9	88.0
Derecognition on termination	(38.6)	(1.8)	(8.6)	(49.0)
Impairment losses	4.4	—	—	4.4
Impact of foreign currency translation	(1.0)	—	(0.2)	(1.2)
March 29, 2026	334.5	33.9	29.5	397.9

Net book value
March 30, 2025	224.7	20.0	35.5	280.2
March 29, 2026	272.1	20.0	33.9	326.0
Impairment losses of $8.4m and $2.8m were recognized for the years ended March 29, 2026 and March 30, 2025, respectively. These were recorded within the DTC segment and included in SG&A expenses in the statements of income. These impairments arose primarily as a result of lower than anticipated store performance, which negatively impacted forecasted cash flows. As a result, the Company may elect to close certain underperforming stores prior to the end of their original lease terms.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 31, 2024	255.7	23.8	51.0	330.5
Additions	52.2	—	3.9	56.1
Lease modifications	11.7	5.4	1.4	18.5
Derecognition on termination	(2.7)	—	(1.2)	(3.9)
Principal payments	(71.4)	(6.0)	(8.3)	(85.7)
Impact of foreign currency translation	14.5	0.1	0.7	15.3
March 30, 2025	260.0	23.3	47.5	330.8
Additions	111.3	—	5.9	117.2
Lease modifications	9.2	7.4	0.2	16.8
Derecognition on termination	—	—	—	—
Principal payments	(72.9)	(6.1)	(8.2)	(87.2)
Impact of foreign currency translation	(3.2)	—	0.2	(3.0)
March 29, 2026	304.4	24.6	45.6	374.6
Lease liabilities are classified as current and non-current liabilities as follows:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	70.3	6.1	7.5	83.9
Non-current lease liabilities	189.7	17.2	40.0	246.9
March 30, 2025	260.0	23.3	47.5	330.8

Current lease liabilities	77.1	7.6	8.1	92.8
Non-current lease liabilities	227.3	17.0	37.5	281.8
March 29, 2026	304.4	24.6	45.6	374.6
In the year ended March 29, 2026, $55.6m of lease payments were not included in the measurement of lease liabilities (March 30, 2025 - $40.5m, March 31, 2024 - $39.6m). The majority of these balances related to short-term leases and variable rent payments, which are expensed as incurred.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Note 14.    Goodwill
Goodwill arising from business combinations is as follows:

	March 29, 2026	March 30, 2025
	$	$
Opening balance	72.0	70.8
Impact of foreign currency translation	(0.9)	1.2
Goodwill	71.1	72.0
The Company has determined there to be 11 CGUs (March 30, 2025 - 11 CGUs) for which goodwill and indefinite life intangible assets are tested for impairment. The Company completed its annual impairment tests and concluded that there was no impairment in the years ended March 29, 2026 and March 30, 2025.
The following table outlines the goodwill allocation for the applicable CGUs for the current year:

	March 29, 2026	March 30, 2025
	$	$
North America DTC - Retail	13.8	13.4
North America DTC - e-Commerce	7.1	7.0
North America Wholesale	5.8	5.8
Asia Pacific DTC - Retail	11.9	11.3
Asia Pacific DTC - e-Commerce	3.0	2.8
Asia Pacific Wholesale	3.8	3.8
EMEA[1] DTC - Retail	4.8	4.7
EMEA[1] DTC - e-Commerce	3.0	3.0
EMEA[1] Wholesale	6.4	6.3
Japan Joint Venture[2,3]	9.4	10.4
Paola Confectii[4]	2.1	3.5
Goodwill	71.1	72.0
1EMEA comprises Europe, the Middle East, Africa, and Latin America.
2Goodwill for the Japan Joint Venture includes JPY1,059.3m (CAD $9.2m); year-over-year movement in the balance in Canadian Dollars is due to the impact of foreign exchange translation from JPY to CAD of $(0.9)m.
3See “Note 20. Related party transactions” for a definition of this CGU.
4Goodwill for Paola Confectii prior to allocation is Romanian leu (“RON”) 28.1m (CAD $8.8m); year-over-year movement in the balance in Canadian Dollars is due to the impact of foreign exchange translation from RON to CAD of $0.1m.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Key Assumptions
The key assumptions used to calculate the VIU are those regarding discount rate, revenue and gross margin growth rates, sales channel mix, and growth in SG&A expenses. These assumptions are considered to be Level 3 in the fair value hierarchy. The goodwill impairment tests resulted in excess of recoverable value over carrying value of at least 39.7% for each CGU. Because the VIU amount exceeds the CGUs’ asset carrying amount, the CGU is not impaired and the fair value less costs of disposition has not been calculated.
Cash flow projections were discounted using the Company’s weighted average cost of capital, determined to be 12.20% (March 30, 2025 - 12.30%) based on a risk-free rate, an equity risk premium adjusted for betas of comparable publicly traded companies, an unsystematic risk premium, country risk premium, specific risk premium, a cost of debt based on comparable corporate bond yields and the capital structure of the Company. Cash flow projections are based on management’s most recent forecasts over a five year period. A long term growth rate of 2% has been applied to cash flows beyond the forecasted period.
Note 15.    Accounts payables and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	March 29, 2026	March 30, 2025
		Reclassified
	$	$
Trade payables	58.6	51.4
Accrued liabilities	83.0	86.8
Employee benefits	46.5	31.6
Derivative financial instruments	2.8	2.6
Other payables	23.1	14.3
Accounts payable and accrued liabilities	214.0	186.7
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
assumptions requiring management’s judgment, including closing costs and inflation rates, and is accreted to its projected future value over time.

	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
March 31, 2024	30.3	18.8	14.3	63.4
Additional provisions recognized	6.2	8.5	1.4	16.1
Reductions resulting from settlement	(7.5)	(15.7)	—	(23.2)
Release of provisions	—	(1.2)	(0.2)	(1.4)
Other	—	0.6	0.6	1.2
March 30, 2025	29.0	11.0	16.1	56.1
Additional provisions recognized	5.8	20.6	3.4	29.8
Reductions resulting from settlement	(5.2)	(7.4)	(0.2)	(12.8)
Release of provisions	(0.8)	(7.4)	—	(8.2)
Other	—	—	(0.1)	(0.1)
March 29, 2026	28.8	16.8	19.2	64.8
Provisions are classified as current and non-current liabilities based on management’s expectation of the timing of settlement, as follows:

	March 29, 2026	March 30, 2025
	$	$
Current provisions	45.8	40.1
Non-current provisions	19.0	16.0
Provisions	64.8	56.1
Note 17.    Borrowings
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
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, the lenders' Alternate Base Rate, European Base Rate, secured overnight financing rate ("SOFR"), EURIBOR rate or Canadian Overnight Repo Rate Average (“CORRA”) plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier), as applicable.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
As at March 29, 2026, the Company had repaid all amounts owing on the Revolving Facility (March 30, 2025 - no amounts owing). As at March 29, 2026, less than $0.1m of interest and administrative fees remain outstanding (March 30, 2025 - no amounts owing). There were deferred financing charges of $0.5m as at March 29, 2026 (March 30, 2025 - $0.7m). All these expenses were included in other long-term liabilities. As at and during the year ended March 29, 2026, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $130.0m as at March 29, 2026 (March 30, 2025 - $134.0m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m. As at March 29, 2026, the Company had letters of credit outstanding under the Revolving Facility of $8.4m (March 30, 2025 - $4.4m).
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis ("Term Loan") alongside the Revolving Facility. On August 21, 2025, the Company entered into a refinancing amendment to its existing Term Loan ("Amendment to Term Loan").
Following the Amendment to Term Loan, the aggregate principal amount of the Term Loan was USD300.0m, with quarterly repayments of USD0.75m on the principal amount which will commence in the first quarter of fiscal 2027, and a maturity date of August 23, 2032. The applicable interest rate applied to SOFR borrowings was SOFR+3.50% with SOFR subject to a floor of 0.50%. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The Company accounted for the Amendment to Term Loan as a debt extinguishment due to a change in the syndicate lenders, change in the interest rate and extension of maturity date. As a result, deferred financing costs of USD0.3m related to the previous Term Loan were written-off during the second quarter ended September 28, 2025 and recorded to net interest, finance and other costs in the statements of income. The Company incurred transaction costs related to the Amendment to Term Loan of $5.7m (USD4.1m) and an original issue discount ("OID") of $1.0m (USD0.8m), which are being amortized using the effective interest rate method over the new term to maturity.
Refer to “Note 22. Financial risk management objectives and policies” for details on amendments to derivative transactions related to the Amendment to Term Loan.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
As at March 29, 2026, the Company had USD300.0m (March 30, 2025 - USD288.0m) aggregate principal amount outstanding under the Term Loan. As at and during the year ended March 29, 2026, the Company was in compliance with all covenants.
The amount outstanding with respect to the Term Loan is as follows:

	March 29, 2026	March 30, 2025
	$	$
Term Loan	416.8	412.4
Unamortized portion of deferred transaction costs	(5.2)	(0.4)
OID	(1.0)	—
Term Loan, net of unamortized deferred transaction costs and OID	410.6	412.0
Mainland China Facilities
A subsidiary of the Company in Mainland China has uncommitted loan facilities in the aggregate amount of RMB560.0m ($112.6m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to 3.1% or the loan prime rate of 1 year, minus a marginal rate between 0.45% to 0.60%, and payable quarterly. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at March 29, 2026, the Company had no amounts owing on the Mainland China Facilities (March 30, 2025 - no amounts owing).
Japan Facility
A subsidiary of the Company in Japan has entered into an uncommitted loan facility in the aggregate amount of JPY4,000.0m ($34.7m) ("Japan Facility") with a floating reference interest rate set by the issuing bank, plus an applicable margin of 0.30%. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at March 29, 2026, the Company had no amounts owing on the Japan Facility (March 30, 2025 - no amounts owing).
Short-term Borrowings
Short-term borrowings consist of the following:

(in millions of Canadian dollars)	March 29, 2026	March 30, 2025
	$	$
Mainland China Facilities	—	—
Japan Facility	—	—
Term Loan	4.2	4.3
Total short-term borrowings	4.2	4.3
Short-term borrowings are all due within the next 12 months. The Term Loan amount above reflects the quarterly principal repayments.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Net interest, finance and other costs consist of the following:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Interest expense
Mainland China Facilities	0.1	0.9	0.9
Japan Facility	0.2	0.1	0.1
Revolving Facility	0.6	2.6	2.8
Term Loan	20.1	20.3	19.9
Lease liabilities	18.4	17.1	17.7
Standby fees	1.2	1.2	1.2
Foreign exchange (gains) losses on Term Loan net of hedges	(3.5)	4.6	2.1
Fair value remeasurement on the put option liability (note 21)	2.3	7.4	1.6
Fair value remeasurement on the contingent consideration (note 21)	(0.9)	(16.1)	2.8
Interest income	(4.2)	(2.8)	(1.3)
Other costs	0.7	0.7	1.0
Net interest, finance and other costs	35.0	36.0	48.8
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
March 29, 2026
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
Share capital transactions for the year ended March 29, 2026
Normal course issuer bid for fiscal 2026
In November 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2026 NCIB”). The Company is authorized to make purchases under the Fiscal 2026 NCIB from November 10, 2025 to November 9, 2026, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the Company has authorized the Company to repurchase up to 4,578,677 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 27, 2025. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2026 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 58,127 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2025 and ending on October 31, 2025.
In connection with the Fiscal 2026 NCIB, the Company also entered an automatic share purchase plan (the “ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2026 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date on which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2026 NCIB or upon the date of expiry of the Fiscal 2026 NCIB.
Since the commencement of the bid on November 10, 2025, the Company made no repurchases under the Fiscal 2026 NCIB.
During the year ended March 29, 2026, the Company made no repurchases under the Fiscal 2025 NCIB, as defined below.
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 30, 2025	51,004,076	1.4	45,830,391	108.2	96,834,467	109.6
Exercise of stock options	—	—	56,881	0.5	56,881	0.5
Settlement of RSUs	—	—	251,094	4.0	251,094	4.0
Total share issuances	—	—	307,975	4.5	307,975	4.5
March 29, 2026	51,004,076	1.4	46,138,366	112.7	97,142,442	114.1

Notes to the Consolidated Financial Statements
March 29, 2026
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
In connection with the Fiscal 2025 NCIB, the Company also entered into an automatic share purchase plan (the “Fiscal 2025 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2025 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2025 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date on which the Company has acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2025 ASPP or upon the date of expiry of the Fiscal 2025 NCIB.
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
In connection with the Fiscal 2024 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2024 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2024 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2024 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date on which the Company has acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2024 ASPP or upon the date of expiry of the Fiscal 2024 NCIB.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
During the fiscal year ended March 31, 2024, under the Fiscal 2024 NCIB, the Company purchased 3,586,124 subordinate voting shares for cancellation for total cash consideration of $56.9m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $48.8m charged to retained earnings. Of the 3,586,124 subordinate voting shares purchased, 3,088,648 were purchased under the Fiscal 2024 ASPP for total cash consideration of $49.6m.
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
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. All Legacy Plan options have fully vested or been cancelled prior to the year ended March 29, 2026. No new options will be issued under the Legacy Plan.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Stock option transactions are as follows:

	Year ended
	March 29, 2026		March 30, 2025
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$30.78	4,757,953	$33.51	4,608,777
Granted	$16.79	1,205,083	$17.90	1,005,636
Exercised	$9.18	(56,881)	$5.00	(115,296)
Cancelled	$25.07	(154,931)	$34.35	(741,164)
Options outstanding, end of period	$28.21	5,751,224	$30.78	4,757,953

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The following table summarizes information about stock options outstanding and exercisable at March 29, 2026:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$8.94	11,111	0.8	11,111	0.8
$14.14	4,712	8.9	1,178	8.9
$14.29	2,565	7.6	1,282	7.6
$14.31	18,606	8.4	4,652	8.4
$14.39	211,884	8.4	52,972	8.4
$16.16	53,238	9.9	—	0.0
$16.21	519,884	7.9	207,954	7.9
$16.82	1,101,857	9.1	—	0.0
$18.98	648,406	8.1	162,846	8.1
$22.24	471,454	7.1	235,916	7.1
$23.64	42,576	1.4	42,576	1.4
$23.77	12,285	6.2	9,214	6.2
$24.64	954,097	6.1	715,555	6.1
$30.73	40,707	1.2	40,707	1.2
$31.79	35,622	1.6	35,622	1.6
$33.97	488,196	4.2	488,196	4.2
$45.34	20,633	3.2	20,633	3.2
$48.93	442,709	5.2	442,709	5.2
$50.00	250,000	4.2	250,000	4.2
$63.03	287,015	3.0	287,015	3.0
$83.53	133,667	2.2	133,667	2.2
	5,751,224	6.6	3,143,805	5.2
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

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
RSUs transactions are as follows:

	Year ended
	March 29, 2026	March 30, 2025
	Number of shares	Number of shares
RSUs outstanding, beginning of period	615,158	480,518
Granted	586,077	425,251
Settled	(251,094)	(186,657)
Cancelled	(54,803)	(103,954)
RSUs outstanding, end of period	895,338	615,158
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
PSUs transactions are as follows:

	Year ended
	March 29, 2026	March 30, 2025
	Number of shares	Number of shares
PSUs outstanding, beginning of period	676,031	342,925
Granted	488,260	428,121
Cancelled	(17,303)	(95,015)
PSUs outstanding, end of period	1,146,988	676,031
Shares reserved for issuance
As at March 29, 2026, subordinate voting shares, to a maximum of 2,168,278 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the year ended March 29, 2026, the Company recorded $23.5m as compensation expense for stock options, RSUs and PSUs (March 30, 2025 - $15.2m, March 31, 2024 - $10.4m). Share-based compensation expense is included in SG&A expenses.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Year ended
	March 29, 2026	March 30, 2025
Weighted average stock price valuation	$16.79	$17.90
Weighted average exercise price	$16.79	$17.90
Risk-free interest rate	2.69%	3.98%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$5.39	$6.02
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at March 29, 2026, the weighted average fair value of RSUs was $16.94 (March 30, 2025 - $18.32). As at March 29, 2026, the weighted average fair value of PSUs was $16.82 (March 30, 2025 - $18.85).
Note 20.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel. During the year ended March 29, 2026, the Company recorded transactions with related parties totaling $3.0m (March 30, 2025 - $2.4m, March 31, 2024 - $1.1m) of business services expenses and $0.3m of revenue (March 30, 2025 - $nil, March 31, 2024 - $nil), with entities related to certain shareholders. Balances owing to related parties as at March 29, 2026 totaled $0.4m (March 30, 2025 - $0.4m), while balances due from related parties as at March 29, 2026 were less than $0.1m (March 30, 2025 - $nil).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $0.6m as at March 29, 2026 (March 30, 2025 - $1.7m). During the year ended March 29, 2026, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totaling $1.8m (March 30, 2025 - $1.7m, March 31, 2024 - $1.6m). No amounts were owing to Baffin entities as at March 29, 2026 and March 30, 2025.
The joint venture between the Company and Sazaby League (“Japan Joint Venture”), has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $0.9m as at March 29, 2026 (March 30, 2025 - $1.4m). During the year ended March 29, 2026, the Company recorded transactions with Sazaby League relating to principal and interest on lease liabilities, royalty fees, and other operating costs totalling $5.5m (March 30, 2025 - $4.6m, March 31, 2024 - $5.2m). Balances owing to Sazaby League as at March 29, 2026 were $0.3m (March 30, 2025 - $0.4m).
During the year ended March 29, 2026, the Japan Joint Venture sold inventory of $1.1m to companies wholly owned by Sazaby League (March 30, 2025 - $1.2m, March 31, 2024 - $1.5m). As at March 29, 2026, the Japan Joint Venture recognized a trade receivable of $0.1m from these companies (March 30, 2025 - $0.1m).

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
In connection with the Paola Confectii business combination that occurred on November 1, 2023, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, an Earn-Out was payable to the PCML Vendors if certain performance conditions were met based on financial results. For the year ended March 29, 2026, the Company recognized $15.2m of remuneration costs (March 30, 2025 - $7.3m) related to the Earn-Out in SG&A expenses in the statements of income. These costs were fully paid as at March 29, 2026.
A lease liability due to one of the PCML Vendors for leased premises was $1.1m as at March 29, 2026 (March 30, 2025 - $1.2m). During the year ended March 29, 2026, the Company paid principal and interest on the lease liability to one of the PCML Vendors totalling $0.2m (March 30, 2025 - $0.2m). No amounts were owing to one of the PCML Vendors as at March 29, 2026 and March 30, 2025.
Terms and conditions of transactions with related parties
Transactions with related parties are conducted on terms pursuant to an approved agreement, or are approved by the Board of Directors.
Key management compensation
Key management consists of the Board of Directors, the Chairman and Chief Executive Officer and the executives who report to the Chairman and Chief Executive Officer.

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Short term employee benefits	17.7	13.6	10.8
Long term employee benefits	0.2	0.3	0.2
Termination benefits	—	0.5	1.0
Share-based compensation	15.4	11.6	7.3
Compensation expense	33.3	26.0	19.3

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Note 21.    Financial instruments and fair values
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature, where fair value approximates carrying values:

	March 29, 2026					March 30, 2025
	Level 1	Level 2	Level 3	Carrying value	Fair value	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	4.4	—	4.4	4.4	—	24.2	—	24.2	24.2
Derivatives included in other long-term assets	—	0.2	—	0.2	0.2	—	—	—	—	—
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.8	—	2.8	2.8	—	2.6	—	2.6	2.6
Earn-Out included in accounts payable and accrued liabilities (note 20)	—	—	—	—	—	—	—	9.0	9.0	9.0
Term Loan	—	410.6	—	410.6	417.6	—	412.0	—	412.0	413.1
Derivatives included in other long-term liabilities	—	0.3	—	0.3	0.3	—	—	—	—	—
Put option liability included in other long-term liabilities	—	—	37.4	37.4	37.4	—	—	39.0	39.0	39.0
Contingent consideration included in other long-term liabilities	—	—	0.5	0.5	0.5	—	—	1.5	1.5	1.5
In connection with the Japan Joint Venture, for the year ended March 29, 2026, the Company recorded a decrease of JPY93.5m ($0.9m, excluding translation gains of $0.1m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY234.9m ($2.3m, excluding translation gains of $3.9m) on the remeasurement of the put option liability during the year ended March 29, 2026. The change in fair value of the put option liability was driven by progression through the 10-year term, whereas the change in fair value of the contingent consideration was driven by the extension in term.
For the year ended March 30, 2025, the Company recorded a decrease of JPY1,824.3m ($16.2m, excluding translation losses of $0.1m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY795.1m ($9.6m, excluding translation gains of $2.2m) on the remeasurement of the put option liability during the year ended March 30, 2025. During the first quarter ended June 30, 2024, the Company and Sazaby League amended the Japan Joint Venture Agreement to extend the period by which the deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026 to April 2, 2028.

Notes to the Consolidated Financial Statements
March 29, 2026
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
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at March 29, 2026:

	2027	2028	2029	2030	2031	Thereafter	Total
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	214.0	—	—	—	—	—	214.0
Term Loan	4.2	4.2	4.2	4.2	4.2	395.8	416.8
Interest commitments relating to borrowings[1]	29.9	29.9	29.9	29.9	29.9	41.7	191.2
Lease obligations	119.4	89.2	75.9	62.2	52.9	137.2	536.8
Pension obligation	—	—	—	—	—	1.1	1.1
Warehousing and logistics	7.5	5.7	4.3	—	—	—	17.5
Total contractual obligations	375.0	129.0	114.3	96.3	87.0	575.8	1,377.4
1    Interest commitments are calculated based on the outstanding loan balance and the interest rate payable on the Term Loan of 7.16% as at March 29, 2026.
As at March 29, 2026, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Within the facility, letters of guarantee are available for terms of up to 12 months from the date of issuance and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At March 29, 2026, the Company had $9.7m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at March 29, 2026 the amount outstanding was $15.8m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
A subsidiary of the Company in Europe has also entered into a letter of guarantee facility. The facility is used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. As at March 29, 2026, the Company had $3.9m outstanding.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk processes. A third-party insurer provides coverage on customers’ trade accounts receivable balances, with ongoing monitoring of customer creditworthiness. This insurance covers a specified portion of revenue, which may be less than the Company's total revenue with a given customer. Under the Company’s agreement with the insurer, approved credit limits are established for certain designated customers and up to 90% of their trade accounts receivable balances are insured. The policy includes a deductible of $0.1m and an annual coverage limit of $30.0m. As at March 29, 2026, trade accounts receivable totaling approximately $17.0m (March 30, 2025 - $10.7m) were insured subject to the policy cap and customer credit limits. In addition to insurance, the Company mitigates credit risk by establishing payment terms with customers and closely monitoring its accounts receivable exposure. As at March 29, 2026, expected credit losses and sales allowances totalled $18.7m (March 30, 2025 - $2.5m).
Within Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY0.1m. As at March 29, 2026, trade accounts receivable totalling approximately $0.6m (JPY71.6m) were insured subject to the policy cap (March 30, 2025 - $0.9m (JPY90.7m)).
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and applied to reduce accounts receivable when goods are shipped. As at March 29, 2026, customer deposits of $0.5m (March 30, 2025 - $10.0m) were included in accounts payable and accrued liabilities.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The aging of trade receivables was as follows:

			Past due
	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	92.1	40.8	13.1	6.8	31.4
Sales tax receivables	27.8	27.8	—	—	—
Credit card receivables	4.5	4.5	—	—	—
Other receivables	2.7	2.6	—	—	0.1
March 29, 2026	127.1	75.7	13.1	6.8	31.5
	Reclassified
Trade accounts receivable	68.6	40.6	9.2	5.2	13.6
Sales tax receivables	22.9	22.9	—	—	—
Credit card receivables	4.5	4.5	—	—	—
Other receivables	4.5	1.9	0.6	—	2.0
March 30, 2025	100.5	69.9	9.8	5.2	15.6
Trade accounts receivable factoring program
In the comparative period ended March 30, 2025, a subsidiary of the Company in Europe has an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable sterling overnight index average reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its Revolving Facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows. On April 12, 2024, this agreement was terminated with an immaterial impact to the Company’s trade accounts receivables.
For the year ended March 30, 2025, the Company received total cash proceeds from the sale of trade accounts receivable with carrying values of $0.1m, which were derecognized from the Company’s statement of financial position. No fees were incurred during the year ended March 30, 2025. As at March 30, 2025, there were no amounts outstanding of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service.
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, Japanese yen, Taiwanese dollars, and Australian dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
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
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

Year ended
	March 29, 2026		March 30, 2025		March 31, 2024
	Net gain	Tax expense	Net loss	Tax recovery	Net gain	Tax recovery
	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	0.9	(0.5)	(5.2)	0.4	1.3	0.1
The Company reclassified the following gains and losses from other comprehensive income on derivatives designated as cash flow hedges to locations in the consolidated financial statements described below:

	Year ended
(in millions of Canadian dollars)	March 29, 2026	March 30, 2025	March 31, 2024
(Gain) loss from other comprehensive income	$	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	(0.5)	(3.4)	1.8
SG&A expenses	(0.2)	(0.7)	(0.4)
Inventory	—	(0.8)	0.5
During the year ended March 29, 2026, an unrealized loss of $3.9m (March 30, 2025 - unrealized gain of $5.7m, March 31, 2024 - unrealized gain of $1.7m) on forward exchange

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
contracts that were not treated as hedges were recognized in SG&A expenses in the statements of income.
Foreign currency forward exchange contracts outstanding as at March 29, 2026 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	28.7	U.S. dollars
		€9.3	Euros
		¥2,969.0	Japanese yen

Forward contract to sell Canadian dollars	USD	2.5	U.S. dollars
		€28.0	Euros

Forward contract to purchase euros	CNY	499.6	Chinese yuan
		£6.3	British pounds sterling
	AUD	2.8	Australian dollar

Forward contract to sell euros	HKD	7.0	Hong Kong dollars
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan denominated in U.S. dollars.
Following the Amendment to the Term Loan on August 21, 2025, the Company entered into cross currency swap agreements terminating on August 28, 2030, to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk. The cross currency swaps involve a periodic exchange of floating rate interest payments in USD, for fixed rate interest payments in CAD. At the hedge maturity date, there will be an exchange of notional principal amounts of USD270.0m for $373.6m. The cross currency swaps are designated and accounted for as cash flow hedges. The previous forward exchange contracts and interest rate swap contracts were terminated due to the debt extinguishment. As a result, the Company received $6.6m in cash for the termination of the foreign exchange forwards and interest rate swaps which were recorded to net interest, finance and other costs in the statements of income during the second quarter ended September 28, 2025.
Refer to "Note 17. Borrowings" for more details on the Amendment to Term Loan.
The Company recognized the following unrealized losses in the fair value of derivatives designed as hedging instruments in other comprehensive income:

Year ended
	March 29, 2026		March 30, 2025		March 31, 2024
	Net loss	Tax recovery	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$	$	$
Swaps designated as cash flow hedges	(4.4)	1.5	(8.1)	2.8	(1.8)	0.3

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as hedging instruments to net interest, finance and other costs:

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
Loss (gain) from other comprehensive income	$	$	$
Swaps designated as cash flow hedges	2.2	(2.0)	(2.0)
During the year ended March 29, 2026, an unrealized loss of $10.2m (March 30, 2025 - unrealized gain of $17.8m, March 31, 2024 - unrealized loss of $1.3m) in the fair value of the forward exchange contract related to a portion of the Term Loan balance has been recognized in net interest, finance and other costs in the consolidated statements of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, Revolving Facility and the Term Loan, which currently bear interest rates of 2.93%, 4.00%, 4.44% and 7.16%, respectively.
Interest rate risk on the Term Loan is partially mitigated by cross currency swap hedges. Refer to "Foreign exchange risk on borrowings" above for more details.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the year ended March 29, 2026 would have increased interest expense on the Term Loan before hedging by $4.2m (March 30, 2025 - $4.1m). As at March 29, 2026, the Company has repaid all amounts outstanding on its other borrowing facilities.
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
During the first quarter ended June 29, 2025, an arbitral decision was rendered in respect of an arbitration that took place in fiscal 2024 between the Company and a former supplier of the Company in connection with a previously announced commercial dispute relating to the termination of a contract in 2021. The arbitration resulted in an unfavourable decision against the Company with financial compensation to be awarded to the former supplier.
As a result of the financial award under the arbitration, the Company was required to make a one-time payment to the former supplier of USD32.0m ($43.8m), inclusive of legal costs, which was recognized in SG&A expenses in the statements of income. The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)
Note 24.     Selected cash flow information
Changes in non-cash operating items

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
		Reclassified
	$	$	$
Trade receivables	(8.9)	(26.4)	(12.4)
Inventories	2.2	62.0	27.2
Other current assets	(1.8)	(2.1)	2.8
Accounts payable and accrued liabilities	18.1	(5.6)	(9.5)
Provisions	9.3	(6.7)	5.2
Other	(0.8)	11.4	(2.8)
Change in non-cash operating items	18.1	32.6	10.5
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 30, 2025	—	—	(0.7)	412.0	330.8	109.6
Cash flows:
Term Loan borrowings	—	—	—	16.6	—	—
Transactions costs on financing activities	—	—	—	(5.6)	—	—
Term loan original issued discount	—	—	—	(1.0)	—	—
Principal payments on lease liabilities	—	—	—	—	(87.2)	—
Issuance of shares	—	—	—	—	—	0.5
Non-cash items:
Amortization of deferred transaction costs	—	—	0.2	1.0	—	—
Unrealized foreign exchange gain	—	—	—	(12.4)	(3.0)	—
Additions and amendments to lease liabilities (note 13)	—	—	—	—	134.0	—
Contributed surplus on share issuances (note 18)	—	—	—	—	—	4.0
March 29, 2026	—	—	(0.5)	410.6	374.6	114.1

Notes to the Consolidated Financial Statements
March 29, 2026
(in millions of Canadian dollars, except share and per share data)

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 31, 2024	—	5.4	(1.0)	392.5	330.5	104.9
Cash flows:
Japan Facility repayments	—	(5.4)	—	—	—	—
Term Loan repayments	—	—	—	(3.1)	—	—
Principal payments on lease liabilities	—	—	—	—	(85.7)	—
Issuance of shares	—	—	—	—	—	0.6
Non-cash items:
Amortization of deferred transaction costs	—	—	0.3	0.2	—	—
Unrealized foreign exchange loss	—	—	—	22.4	15.3	—
Additions and amendments to lease liabilities (note 13)	—	—	—	—	74.6	—
Derecognition on termination of lease liabilities (note 13)	—	—	—	—	(3.9)	—
Contributed surplus on share issuances (note 18)	—	—	—	—	—	4.1
March 30, 2025	—	—	(0.7)	412.0	330.8	109.6

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

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Income
(in millions of Canadian dollars)

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Equity in comprehensive income of subsidiaries	54.1	124.6	63.6
Fee income from subsidiaries	20.5	13.7	6.9
	74.6	138.3	70.5
Selling, general and administration expenses	29.1	21.1	16.7
Net interest, finance and other costs	—	—	—
Income before income taxes	45.5	117.2	53.8
Income tax recovery	(2.3)	(0.8)	(2.5)
Net income	47.8	118.0	56.3

Attributable to:
Shareholders of the Company	43.8	109.1	57.8
Non-controlling interest	4.0	8.9	(1.5)
Net income	47.8	118.0	56.3
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Financial Position
(in millions of Canadian dollars)

	March 29, 2026	March 30, 2025
Assets	$	$
Current assets
Cash	0.4	0.6
Total current assets	0.4	0.6
Note receivable from subsidiaries	132.6	108.1
Investment in subsidiaries	595.4	543.1
Deferred income taxes	16.6	14.3
Total assets	745.0	666.1
Liabilities
Current liabilities
Accounts payable and accrued liabilities	2.2	1.3
Due to subsidiaries	77.5	69.1
Income taxes payable	0.1	0.1
Total current liabilities	79.8	70.5
Other non-current liabilities	37.4	39.0
Total liabilities	117.2	109.5
Equity
Equity attributable to shareholders of the Company	608.4	541.2
Non-controlling interests	19.4	15.4
Total equity	627.8	556.6
Total liabilities and equity	745.0	666.1
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Changes in Equity
(in millions of Canadian dollars)

	Share capital	Contributed surplus	Retained earnings	Total attributable to shareholders	Non-controlling interest	Total
	$	$	$	$	$	$
Balance, April 2, 2023	118.7	28.5	322.3	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	(17.8)	—	(122.4)	(140.2)	—	(140.2)
Liability to broker under automatic share purchase plan	—	20.0	—	20.0	—	20.0
Issuance of shares	4.0	(3.9)	—	0.1	—	0.1
Net income	—	—	57.8	57.8	(1.5)	56.3
Share-based payment	—	9.8	—	9.8	—	9.8
Balance, March 31, 2024	104.9	54.4	257.7	417.0	6.5	423.5
Tax on normal course issuer bid purchase of subordinate voting shares in fiscal 2024	—	—	(0.6)	(0.6)	—	(0.6)
Issuance of shares	4.7	(4.1)	—	0.6	—	0.6
Net income	—	—	109.1	109.1	8.9	118.0
Share-based payment	—	15.1	—	15.1	—	15.1
Balance, March 30, 2025	109.6	65.4	366.2	541.2	15.4	556.6
Issuance of shares	4.5	(4.0)	—	0.5	—	0.5
Net income	—	—	43.8	43.8	4.0	47.8
Share-based payment	—	22.9	—	22.9	—	22.9
Balance, March 29, 2026	114.1	84.3	410.0	608.4	19.4	627.8
The accompanying notes to the condensed financial statements are an integral part of these financial statements.

PARENT COMPANY INFORMATION
Canada Goose Holdings Inc.
Schedule I – Condensed Statements of Cash Flows
(in millions of Canadian dollars)

	Year ended
	March 29, 2026	March 30, 2025	March 31, 2024
	$	$	$
Operating activities
Net income	47.8	118.0	56.3
Items not affecting cash:
Equity in undistributed earnings of subsidiaries	(53.9)	(124.6)	(63.6)
Income tax recovery	(2.3)	(0.8)	(2.5)
Share-based compensation	22.5	15.5	9.8
	14.1	8.1	—
Changes in non-cash operating items	(14.8)	(8.1)	1.7
Net cash used in (from) operating activities	(0.7)	—	1.7
Investing activities
Dividend received	—	—	131.5
Net cash from investing activities	—	—	131.5
Financing activities
Subordinate voting shares purchased and cancelled under NCIB	—	—	(140.2)
Exercise of stock options	0.5	0.6	0.1
Net cash from (used in) financing activities	0.5	0.6	(140.1)
(Decrease) increase in cash	(0.2)	0.6	(6.9)
Cash, beginning of year	0.6	—	6.9
Cash, end of year	0.4	0.6	—
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
2.TRANSACTIONS WITH SUBSIDIARIES
The Parent Company received no cash dividends from its consolidated subsidiaries during the year ended March 29, 2026 and March 30, 2025, however, $131.5m dividends were received for the year ended March 31, 2024.
3.COMMITMENTS AND CONTINGENCIES
The Parent Company has no material commitments or contingencies during the reported periods.
4.SHAREHOLDERS’ EQUITY
See the Annual Consolidated Financial Statements Note 18. Shareholders’ equity during the year ended March 29, 2026.